Form 20-F
period 1999-12-31
ASM INTERNATIONAL N V
filed 2000-03-14
CIK 351483

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
[ ] Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

[x] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1999

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from to
                                                                -----------

         -----------
Commission File Number:  0-13355

                             ASM INTERNATIONAL N.V.
             fka ADVANCED SEMICONDUCTOR MATERIALS INTERNATIONAL N.V.
             (Exact name of Registrant as specified in its charter)
                                 The Netherlands
                 (Jurisdiction of incorporation or organization)
             Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                         Section 12(b) of the Act: None

              Securities registered or to be registered pursuant to
                     Section 12(g) of the Act: Common Shares

              Securities for which there is a reporting obligation
                   pursuant to Section 15(d) of the Act: None

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 40,107,784 common shares; no preferred shares.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes   x                    No

         Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17           Item 18   x
                 -----             -----

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

P. Robert Moya, Esq.                                   Rinse de Jong
Quarles & Brady LLP                                    ASM International N.V.
One East Camelback Road, Suite 400                     Jan van Eycklaan 10
Phoenix, Arizona 85012                                 3723 BC Bilthoven
(Telephone: (602) 230-5500)                            The Netherlands

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS

         Some of the information in this report contains forward-looking statements within the meaning of the United States federal securities laws. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology, product development, product acceptance, market penetration, market demand, return on investment in new products, facility completion dates and product shipment dates. These statements may be found under "Description of Business," "Description of Business-Issues and Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements typically are identified by use of terms such as "believe," "anticipate," "estimate," "expect," "intend," "plan," "will," "may" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed under "Description of Business-Issues and Risks" and in other sections of this report, which address various factors that could cause our actual results to differ from those in the forward-looking statements.


Introduction

         We are a leader in the design, manufacture and sale of equipment and solutions used to produce semiconductor devices, or integrated circuits. We enable our customers to lower their production costs by providing leading-edge technology solutions and efficient manufacturing processes. Our production equipment and solutions are used by both the front-end and back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films, or layers, of electronically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We believe that the front-end and back-end react to different market forces in the highly cyclical semiconductor industry and that operating in both segments reduces the impact of business cycles on our operations.

         Our front-end facilities in the Netherlands, the United States and Japan enable us to adapt our products to local specifications and to interact closely with customers in the world's major semiconductor design and wafer processing markets: Europe, North America and Asia. Our products in the front-end market segment grow or deposit thin films onto wafers primarily using a process called chemical vapor deposition, or CVD. CVD deposits films on the wafer's surface through chemical reactions using gases at high temperatures. Front-end operations accounted for approximately 44% of our net sales in 1999.

         Our back-end business is conducted through our facilities in Hong Kong, Singapore and China, close to where most assembly and packaging operations are located. Our products in the back-end market assemble and package individual dies into finished semiconductor devices using stand alone and automated lines of equipment. We also manufacture leadframes, copper carriers on which dies are mounted as part of the back-end assembly process. Back-end operations accounted for approximately 56% of our net sales in 1999.

         Our front-end business is conducted through wholly-owned subsidiaries, the most significant of which are ASM Europe, B.V., located in the Netherlands, ASM America, Inc., located in the United States, ASM Microchemistry Ltd., located in Finland, and ASM Japan K.K., located in Japan. Our back-end business is conducted through a majority-owned subsidiary, ASM Pacific Technology Limited, with principal operations in Hong Kong, Singapore and China. As of December 31, 1999, we owned 50.01% of the outstanding equity of ASM Pacific Technology.

         As used in this report, the terms "we," "us," "our," and ASM International mean ASM International N.V. and its subsidiaries, unless the context indicates another meaning, and the term "common shares" means our common shares, par value Nlg. 0.01 per share. Since we are a Netherlands company, the par value of our common shares is expressed in Netherlands guilders, or "Nlg."

         We were incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and were known as Advanced Semiconductor Materials International N.V. until November 1996. Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands. Our telephone number at that location is (011) (31) 30 229 84 11.

Industry Background

A.       GENERAL.

         Semiconductor equipment sales depend significantly upon the level of capital expenditures by semiconductor manufacturers, which in turn depends significantly upon the current and anticipated market supply and demand for semiconductor devices and products using semiconductor devices. Growth in the semiconductor market is being fueled by rapidly expanding end-user demand for smaller, less-expensive and better-performing electronic products which has led to an increased concentration of semiconductor devices in electronic products. Worldwide semiconductor device sales were expected to reach $155 billion in 1999, as estimated by Dataquest, an independent market research company. From 1999 to 2002, Dataquest estimates that the semiconductor industry will grow at a compounded annual growth rate, or CAGR, of 17.4% per year. Worldwide semiconductor equipment sales were expected to reach $28.7 billion in 1999 as estimated by VLSI Research, Inc., or VLSI, an independent market research company. From 1999 to 2002, VLSI estimates that the semiconductor equipment industry will grow at a CAGR of 28.4% per year.

B.       SEMICONDUCTOR MANUFACTURING PROCESS

         The semiconductor equipment market is comprised of two segments: the front-end and the back-end.

         Front-end Processes. During front-end wafer processing, multiple thin films of either electronically insulating material, also called dielectrics, or conductive material are grown or deposited on a wafer measuring 100 mm, or four inches, to 300mm, or twelve inches, in diameter. A finished wafer may contain a few dozen to several thousand individual dies. Each die consists of a series of layers which together form the millions of microscopic transistors and other components which interact to perform specific electronic functions. Front-end processes are performed either one wafer at a time in single wafer processing systems or many wafers at a time in batch processing systems. Multiple processes are repeated on each layer as the wafer is processed. The number and precise order of the process steps varies depending upon the complexity and design of the device. The performance of the device is determined in part by the various electrical characteristics of the materials used in the layers of the device and the wafer. The front-end production phase is capital intensive, generally requiring multiple units and a range of different types of processing equipment in a fabrication line. The various steps involved in front-end processing are described below.

- Epitaxy involves the deposition of silicon or silicon compounds on the wafer, continuing and perfecting the crystal structure of the bare wafer underneath. Epitaxy improves the electrical characteristics of the wafer surface, making it suitable for highly complex microprocessors and memory devices.

- Ion Implantation is a process in which wafers are bombarded with ions to introduce dopant atoms, or impurities, into the wafer to improve its electrical characteristics. Silicon conducts little or no electricity. In order to have electrical current within a layer, it is necessary to place small amounts of impurities into the layer.

- Diffusion and Oxidation are high-temperature processes which change the electrical characteristics of layers. Diffusion is used to make impurities introduced by ion implantation electrically active. Oxidation forms a silicon oxide layer on the wafer's surface, which acts as an insulative or protective layer over the wafer's surface.

- Low Pressure Chemical Vapor Deposition, or LPCVD, performs CVD under high temperature, low pressure conditions to deposit insulating or conductive layers.

- Plasma Enhanced Chemical Vapor Deposition, or PECVD, performs CVD enhanced by the use of an electrically-charged vapor, or plasma, at lower temperatures. After the first metal layer has been deposited on the wafer, LPCVD and diffusion can no longer be used because they will melt the metal. Any subsequent deposition must be performed at low temperatures.

- Atomic Layer Chemical Vapor Deposition, or ALCVD, is an advanced CVD technology which deposits single atomic layers on wafers one at a time at low temperatures. This process is used to create ultra-thin films of exceptional quality and flatness.

- Rapid Thermal Processing, or RTP, is used to expose single wafers to heat over a short period of time.

- Physical Vapor Deposition, or PVD, deposits a thin layer of metal on the wafer surface for electrical contacts and wires through a process called "sputtering."

- Lithography is used to print the various layer patterns of the semiconductor device on the uppermost layer of the wafer. These patterns determine the functions of the semiconductor device.

- Etch reproduces the pattern imprinted by lithography by removing excess material from the uppermost layer of the wafer.

-    Clean removes undesirable contaminants from the wafer's surface.

- Chemical Mechanical Planarazition, or CMP, is a relatively new technology which planarizes, or levels, layers deposited on wafers by polishing them with a chemical solution called slurry. Planarization reduces the vertical height differences of the various layers. This increases the number of layers which can be processed without introducing reliability problems.

- Metrology is used to measure the width of lines on semiconductor devices, the thickness of layers, the surface profiles of layers, and certain electrical properties of layers.

- Probing is a process in which electrical and functional tests are performed on each die and defective ones are marked.

         Back-end Processes. The back-end manufacturing process consists of cutting the processed wafer into individual dies, mounting them on carriers such as leadframes and connecting them to the appropriate electrical leads. Wire bonding onto leadframes is the most common interconnection method, although alternative interconnection techniques and materials, such as ceramic packages, flip chips and different chip-scale packaging methods, are available. After the assembly process, the dies are packaged to protect them from environmental influences and prepare them for use, resulting in completed semiconductor devices. Each of these steps is described below.

Materials:

- Leadframes are produced by stamping or etching a pattern through a strip of copper and then plating a portion of the pattern with silver to enable reliable wire bonding.

Assembly:

- Die Separation separates the dies on the wafer into individual units using wafer saws.

- Die Bonding mounts the dies onto carriers such as leadframes using a die bonder.

- Wire Bonding attaches extremely thin gold or aluminum wires between the die and the leadframe for electrical connections using a wire bonder.

- Unit Inspection inspects each die throughout the assembly process and prior to packaging.

Packaging:

- Encapsulation or Molding encases the dies in a protective housing, often epoxy, using transfer molds.

- Plating coats exposed tips of leads in order to improve their ability to be soldered onto printed circuit boards.

- Trim and Form cuts away the excess portion of the leadframe and bends the leads into the desired shape, resulting in the completed semiconductor device.

-    Final Testing tests the performance of the completed semiconductor device.

C.       INDUSTRY TRENDS

         To create increased demand for semiconductor devices, semiconductor manufacturers have sought to enhance the performance, decrease the size, and lower the cost of semiconductor devices. These goals are being achieved by introducing new materials and technologies, reducing line widths, increasing wafer size and improving yield. The number of dies that can be processed in a fixed number of manufacturing steps is increasing, leading to lower cost by leveraging the costs of equipment over more units. New technologies and materials, and line width reductions, require advanced, and frequently changing, manufacturing solutions, resulting in many challenges for semiconductor equipment suppliers.

         Decreasing the line widths in semiconductor devices makes them both faster and smaller. Since more devices with smaller line widths can be placed on a wafer, cost per unit also decreases. Currently, line widths of 0.18 microns are moving into production and the industry is preparing to transition to 0.13 and 0.10 microns. A micron is 1/25,000 of an inch.

         Semiconductor manufacturers are also seeking to reduce the cost of producing semiconductor devices by increasing the diameter of the wafers on which the semiconductor devices are being layered. The maximum diameter of wafers is in the process of increasing from 200mm, or eight inches, the current industry standard, which was introduced in the early 1990s, to 300mm, or twelve inches. The move toward larger wafer sizes is driven by cost efficiency, since a 300mm wafer holds approximately 2.4 times more dies than a conventional 200mm wafer. Although this development is still at an early stage, significant investments are being made by semiconductor equipment manufacturers to develop processes and equipment compatible with this larger wafer size and pilot lines have been announced by leading semiconductor manufacturers.

         Furthermore, in order to increase performance, new materials are being used to produce semiconductor devices, such as copper interconnects for better conductivity, which in turn require new isolation layers. Semiconductor equipment manufacturers are using existing as well as new manufacturing methods of deposition, cleaning and lithography to enable the use of such new materials.

         To achieve improved yield, semiconductor devices must be manufactured in environments with very low levels of contaminants. Semiconductor equipment manufacturers have responded to this requirement by offering equipment that isolates, within a controlled mini-environment, several chambers corresponding to different steps of the semiconductor manufacturing process and by developing factory automation which reduces human involvement. Developments in metrology are also contributing to improvements in yield. The measurements conducted by metrology equipment are becoming a more integral part of the semiconductor manufacturing process. Semiconductor manufacturers are requiring equipment that can make more precise and new kinds of measurements, and provide results of these measurements faster by integration of the measurement tools into the processing equipment.

         Technological developments in the front-end have resulted in the need for new solutions in the back end. For example, shrinking dies and line widths require wire bonders that are capable of attaching finer wires in smaller spaces. In addition, semiconductor manufacturers are looking to automation and integration of back-end equipment as ways to reduce costs and increase productivity.

         Over the coming years, these trends, which fuel the growth of the semiconductor equipment industry, are expected to create the need for new equipment solutions.

D.       PRODUCTS.

         We design, manufacture and sell products used in both front-end wafer processing and back-end assembly, packaging and materials. The following table sets forth the main manufacturing processes used in the front-end and back-end market segments and indicates the markets in which we participate.

                           FRONT-END                                            BACK-END
       --------------------------------------------------  ---------------------------------------------------
         DEPOSITION     OTHER PROCESSES      TESTING         MATERIALS         ASSEMBLY          PACKAGING
       --------------- ------------------ ---------------  -------------- ------------------- ----------------
                           Diffusion
          Epitaxy*            and           Metrology*       Leadframe      Die Separation    Encapsulation*
                          Oxidation*                       Manufacture*
       -------------------------------------------------------------------------------------------------------
        Low Pressure          Ion            Probing        Manufacture      Die Bonding*         Package
            CVD*         Implantation                        of Other                             Plating
                                                             Materials
       --------------- ------------------ ---------------  -------------- ------------------- ----------------
           Plasma         Lithography                                        Wire Bonding*     Trim and Form*
       Enhanced CVD*
       --------------- ------------------ ---------------  -------------- ------------------- ----------------
           Atomic            Etch                                               Unit           Final Testing
         Layer CVD*                                                           Inspection*
       --------------- ------------------ ---------------  -------------- ------------------- ----------------
          Physical
           Vapor            Clean**
         Deposition
           (PVD)
       --------------- ------------------ ---------------  -------------- ------------------- ----------------
                           Chemical
       Rapid Thermal      Mechanical
        Processing*      Planarization
           (RTP)             (CMP)
       --------------- ------------------ ---------------  -------------- ------------------- ----------------

       *Indicates markets in which we participate.

       **We participate in advanced cleaning technologies integrated with our deposition equipment.



Front-end Products

         The following table lists our principal front-end equipment and the years in which initial production units were first made available to customers.

  ------------------------------------ ---------------- ----------------------------------- ---------------
                                             KEY                                                 YEAR
            PRODUCT FAMILY                PROCESSES                  PRODUCTS                 INTRODUCED
  ------------------------------------ ---------------- ----------------------------------- ---------------
                                                        Epsilon One(1)                            1988
    Single Wafer Thermal               -  Epitaxy       Epsilon Two(1)                            1990
    CVD Systems                        -  CVD           Epsilon 2000                              1997
                                                        Epsilon 2500                              1997
                                                        Epsilon 3000 (300mm)                      1997
-----------------------------------------------------------------------------------------------------------
                                       -  LPCVD         Advance 400 series                        1994
    Vertical Batch                     -  Diffusion     Advance 600 UHV                           1996
    Processing Systems                 -  Oxidation     Advance 412 (200 and 300mm)               1998
-----------------------------------------------------------------------------------------------------------

    Single Wafer Plasma                                 Eagle 10 (2 chambers)                     1993
    Enhanced CVD                       -  PECVD         Eagle 10 Trident (3 chambers)             1997
    Systems                                             Eagle 12 Rapid Fire (300mm)               1998
--------------------------------------------------------------------------------------------------------------
                                                        F 120(3)                                  1998
    Single Wafer Atomic                -  ALCVD         F 450 and F 950(3)                        1997
    Layer CVD Systems                                   Pulsar 2000 (200 and 300mm)               1999(2)
--------------------------------------------------------------------------------------------------------------
    Single Wafer RTP                   -  Anneal
    Systems                            -  Oxidation     Levitor                                   1999(2)
--------------------------------------------------------------------------------------------------------------
                                                        Polygon 8200                              1997(2)
    Single Wafer Cluster               -  Cluster       Vapor Clean Module                        1999(2)
    Systems and Modules                   Processes     Epsilon 2500 Module(4)                    1997(2)
                                                        Pulsar 2000 Module(4)                     1999(2)

(1) This product has been replaced by the Epsilon 2000 and Epsilon 2500. Although it is no longer sold, it still forms an important part of our installed base and generates service and spare parts revenue.

(2) We have introduced this product and expect to ship the first commercial unit sometime in 2000.

(3) Used for non-wafer applications such as flat panel displays and magnetic heads.

(4) The Epsilon and Pulsar modules share the same reactor section as the Epsilon and Pulsar single wafer stand-alone systems.

         Single Wafer Thermal CVD Systems. Our Epsilon products heat wafers to high temperatures using infrared lamps, forming a film on the surface of the wafer by applying CVD. The main current use of the Epsilon is for epitaxy of silicon and silicon germanium alloys. Silicon germanium alloys are used in the fast-growing telecommunications market. We believe that the Epsilon 2000 is leading the industry in silicon germanium applications with a large installed base. We also believe that a high productivity version of the Epsilon, the Epsilon 2500, offers the highest throughput in the industry for epitaxial silicon applications. Our Epsilon 3000 produced the first commercial 300mm wafers with epitaxial layers in 1997.

         Vertical Batch Processing Systems. The Advance 400 series and Advance 412 vertical batch processing systems process up to 150 wafers at a time at high temperatures. These reactors load wafers into a carrier, which is pushed into the heated reactor for diffusion, oxidation or LPCVD processing. The Advance reactors feature dual carriers and a large work in process wafer storage station. We believe our Advance reactors achieve the lowest production cost per wafer in the industry. The Advance 600 is an ultra-high vacuum, or UHV, vertical batch reactor. The Advance 600 processes up to 100 wafers per carrier. Wafers are handled and processed in an extremely clean UHV atmosphere to guarantee cleanliness of the deposited material. Up to two reactors can be clustered on a single UHV wafer handler. The Advance 600 is mainly used in a process to enhance the surface area in a dynamic random access memory, or DRAM, capacitor structure. This product enables our customers to make smaller memory cells, and therefore smaller semiconductor devices.

         Single Wafer Plasma Enhanced CVD Systems. The Eagle 10 and Eagle 12 series reactors are single wafer systems which deposit films on wafers using PECVD. The Eagle systems are mostly used for depositing insulators, such as silicon oxide and silicon nitride, used in interconnect circuits. The Eagle 10 Trident and Eagle 12 Rapidfire (300mm) have three chambers configured for enhanced productivity. The simplicity of these systems results in low cost, high reliability and low maintenance requirements. The Eagle reactors also perform a new insulating film deposition process with a low dielectric constant, or "k" value, of 2.7 called Aurora 2.7. This process reduces the interaction between adjacent conductors such as copper lines, and increases the speed of the circuitry.

         Single Wafer Atomic Layer CVD Systems. Our ALCVD product is being introduced in the semiconductor market but is already in commercial production in the markets for flat panel displays and magnetic heads. We offer both stand alone equipment and modules that can be integrated with our cluster systems. At the end of 1999, our installed base amounted to 45 systems, many of which are in research and development areas.

         Single Wafer RTP Systems. We are bringing to the market a new hardware solution for process steps that require RTP. This new product is called Levitor. In the Levitor, the wafer floats on a cushion of gas and does not require lamps for heating. Compared to existing lamp-based RTP systems, we believe the Levitor allows very fast heating and cooling of the wafers and offers an efficient and cost-effective solution. We expect to install the first systems during 2000 with some selected customers to further test and finalize the concept. We do not expect to make commercial sales of RTP before the end of 2000.

         Single Wafer Cluster Systems and Modules. For selected new processes such as gate stacks and barrier and seed layers for dual damascene, several layers have to be deposited on the wafer without allowing them to be contaminated by air. Our Polygon single wafer systems allow the integration of up to four modules on a single vacuum handler. We currently have available the Epsilon 2500 module, based on the Epsilon 2500 reaction chamber, the Pulsar 2000 ALCVD module, and a vapor clean module to clean unwanted oxide from the incoming wafer with a patented process.

Back-end Products

         The following table lists our principal back-end products, and the years in which initial production units were first made available to customers.

------------------------------------ ---------------------------------- --------------------- ----------------
                                                    KEY                                            YEAR
          PRODUCT FAMILY                         PROCESSES                    PRODUCTS          INTRODUCED
------------------------------------ ---------------------------------- --------------------- ----------------
                                                                        AD809                       1990
                                     Die Bonding                        AD829                       1994
  Assembly                                                              AD819                       1998
                                                                        AD889                       1998
                                     -------------------------------------------------------------------------
                                     Epoxy Curing                       CO109                       1990
                                     -------------------------------------------------------------------------
                                                                        AB356                       1995
                                     Wire Bonding                       AB510                       1997
                                                                        AB559A                      1997
                                                                        AB339                       1997
--------------------------------------------------------------------------------------------------------------
                                                                        EM649                       1997
                                     Encapsulation                      PMC109                      1999
  Packaging                                                             IDEALmold                   2000
                                     -------------------------------------------------------------------------
                                     Trim and Form                      MP209                       1996
                                                                        BGA209                      1996
--------------------------------------------------------------------------------------------------------------
                                     Full integration of the above
  Automated Systems                  assembly and packaging steps       IDEALine                    1999
                                     into one system
--------------------------------------------------------------------------------------------------------------
  Materials                          Manufacture of carriers on which   Leadframes                  1975
                                     dies Are mounted
--------------------------------------------------------------------------------------------------------------

         Die bonding. We manufacture several die bonding models to address several markets including semiconductor and optoelectronic devices. The AD889 features an automatic wafer handling system, programmable epoxy dispensing system and sophisticated inspection and pattern recognition systems. The AD889 has a high throughput at relatively low cost. The AD829 and AD809 models address the large market for die sizes under 30 mils square. A mil is 1/1000 of an inch. In addition to the simple semiconductor device market, the small die category includes optoelectronic devices. The model AD819 is a high precision machine designed for laser diode optoelectronic devices. Machines may be configured to operate stand-alone or connected to epoxy curing ovens and wire bonders.

         Wire bonding. We introduced our AB339 gold wire bonder in early 1997. The AB339 has fine pitch capability, an ultralight bond head, advanced pattern recognition software and automatic wire bond inspection capability. We have enjoyed market success with the AB339 due to its industry leading fine pitch capability and favorable price/performance ratio. The AB510 and AB559A are ultrasonic wedge bonders used for aluminum wire bonding at room temperature on printed circuit boards. These machines address the consumer products market which focuses on cost effective solutions. The AB356 is a gold wire bonder that serves the large substrate/hybrid device market. In 2000, we will launch a new generation of gold wire bonder, the AB339 Eagle. This machine will offer significant output increase over existing models.

         Encapsulation. The EM649 features a very fast load/unload time, and uses modular components for rapid product conversion and adaptable system configuration, which makes it very flexible. The EM649 is offered in stand alone and in-line configurations. In 2000 we have introduced the IDEALmold, specifically designed to be manufactured in a modular format allowing customers to specify the system capacity from two to eight leadframes.

This product specifically addresses the in-line market which requires molding systems of varying capacities to allow for proper line balancing. The PMC109 allows customers to directly transfer encapsulated semiconductor devices to a high capacity multi-chamber oven for continuous automatic post mold curing of epoxy molding compound.

         Trim and Form. Our MP209 is a high speed, motorized trim and form equipment catering to different packages. The modular set-up of the system allows integration of third party testing, marking and inspection functions, which in turn allows more cost efficient production for our customers. These systems may also be integrated into our IDEALine.

         Automated Systems. The IDEALine integrates back-end assembly and packaging equipment. We believe we are the only manufacturer of back-end equipment capable of offering such an extensive integrated line using our own equipment. These lines integrate serial process steps with mechanical and software linkages. Offered in a modular format, customers may integrate some or all of the following processes that we supply: die bonding and inspection, epoxy curing, wire bonding and inspection, encapsulation, post mold curing and trimming and forming. In addition we work with third party suppliers to offer various additional processes.

Research and Development

         We believe that our future success depends to a large extent upon our ability to develop new products and to add improved features to existing products. Accordingly, our centralized product development policies and local activities are directed toward expanding and improving present product lines to incorporate technological advances and enable timely penetration of new markets for automated semiconductor processing, assembly and packaging equipment. These activities require the application of physics, chemistry, process technology, electrical engineering, precision mechanical engineering and software development. We are also continuing to develop new applications as well as software and hardware for our back-end products.

         Our net research and development expenses were 11.4% of net sales during 1999, 12.6% of net sales during 1998 and 12.1% of net sales during 1997. We expect to continue investing significant resources in research and development to enhance our product solutions.

         Our research and development activities are conducted in the principal semiconductor markets of the world, which enables us to draw on innovation and technical capabilities on an international basis. Each geographic center provides expertise for specific products or technologies. This approach, combined with interactions between the individual centers, permits efficient allocation of technical resources and allows for customer orientation combined with the necessary product specialization.

                                                                                NUMBER OF & D
          BUSINESS SEGMENT                          LOCATION                       EMPLOYEES
------------------------------------- -------------------------------------- -----------------------
                                      Bilthoven, the Netherlands                       32
  Front-end                           Leuven, Belgium (IMEC)                           19
                                      Espoo, Finland                                   14
                                      Phoenix, Arizona, United States                  36
                                      Tama, Japan                                      32
----------------------------------------------------------------------------------------------------
                                      Hong Kong                                       246
  Back-end
                                      Singapore                                       155
------------------------------------- -------------------------------------- -----------------------

         As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. These arrangements are made on a development program basis and allow us to develop products that meet customer requirements and obtain access to new technology and expertise. We currently are engaged in a development program with several customers for 300mm applications of our Eagle products. The Eagle 10 was developed in close collaboration with Japanese customers, while the Advance 400 product performance was enhanced in cooperation with a number of customers. The A-600 UHV was further upgraded in cooperation with a major Japanese customer. In cooperation with Semitool Inc., a United States supplier of copper plating equipment, and the Inter-University Center for Microelectronics, also called IMEC, we are developing production solutions for copper applications.

         We participate in European programs focusing on developing the production technology for semiconductor devices with line widths of 0.13 and
0.10 microns. We are the project manager in a number of projects that were awarded under the European Strategic Program for Research and Development in Information Technology, or ESPRIT, an initiative of the European Union. Furthermore, since 1990, the board of Micro Electronics Development for European Applications, or MEDEA, an initiative of the European Union, and its predecessor approved extensive development programs in which we are a leading partner. We are currently working on a project with MEDEA in connection with possible uses of our ALCVD technology. Mr. Arthur H. del Prado, our President and Chief Executive Officer, is a member of the board of MEDEA.

         The integration of new product solutions into process modules is done in ASM Europe's application lab, which shares IMEC's clean rooms in Leuven, Belgium. IMEC is an internationally recognized research laboratory with over 700 employees, which develops and enhances technology and integrated processes for the semiconductor industry. IMEC is funded by contract research and European grants. This integration within the IMEC facilities gives us access to all additional process steps needed to create sub-micron devices, including sub-micron patterning. Development programs on process for a customer application are usually done with active participation of IMEC, suppliers of complementary and non-critical equipment, and end-users of our products.

         In addition to cooperating with third parties such as customers and other equipment companies in research and development projects, we enter into projects with technical universities, in particular in the Netherlands, Japan and Finland. As part of these projects, we may sell our equipment to customers who will use grants or research loans to acquire these products or we may receive grants or research loans directly. We have received such loans in the past from the Netherlands government, of which (euro)11.9 million was outstanding at December 31, 1999, and are repaying these loans from the sales proceeds of the products developed with their assistance up to one hundred percent of the amounts of the loans. Our subsidiary, ASM Microchemistry, received similar loans from the Finnish government.

Marketing and Sales

         We sell and market our products with the objective of developing and maintaining an ongoing, highly interactive service and support relationship with our customers. Our marketing strategy includes advertising and participating in various industry trade shows. We provide prospective customers with extensive process and product data, provide opportunities for tests on demonstration equipment and, if required, make evaluation equipment available at the customer's site. Once equipment has been installed, we support our customers with, among other things, extensive training, on-site service, spare parts and process support. All of this is further supported by in-house development to enhance the productive life of existing equipment. We make hardware improvements available in the form of retrofit kits as well as joint development with our customers of new applications. We encourage our engineers to submit technical papers in relevant magazines and to give lectures in symposia.

         We also install our equipment with semiconductor manufacturers for evaluation in order to strengthen our existing customer relationships as well as develop new customers.

         Because of the significant investment required to purchase our systems and their highly technical nature, the sales process is complex, requiring interaction with several levels of a customer's organization and extensive technical exchanges, product demonstrations and commercial negotiations. As a result, the full sales cycle can be as long as 12 to 18 months for sales of front-end equipment and three to six months for sales of back-end equipment. Purchase decisions are generally made at a high level within a customer's organization, and the sales process involves broad participation across our organization, from senior executive management to the engineers who designed the product.

         Our sales process usually starts with high-level introduction meetings. Early in the process we also meet with operational personnel to discuss the intended uses of our equipment, technical requirements, solutions, and the overall production process of the customer. Demonstrations and evaluation of test results take time. Once we agree upon the technological terms of the sale, the process continues with price and delivery negotiations and, when completed successfully, with the issuance by the customer of a letter of intent to secure a slot in the manufacturing and assembly planning schedule, followed by a purchase order.

         To market our products, we operate demonstration and training centers where customers can examine our equipment in operation and can, if desired, process their wafers or individual dies for further in-house evaluation. Customers are also trained to properly use purchased equipment.

         Each of our major product lines has a dedicated product manager, responsible for positioning the product in the market, developing it over time and evaluating its relative performance compared to the competition. Each product manager sets priorities in terms of technical development and sales support.

         To execute the sales and service functions, we have established a direct sales force for front-end products reporting on a geographical basis to the managers in charge of Europe, North America, Southeast Asia and Japan. At the end of 1999, the front-end units had 73 employees fully dedicated to sales and marketing, representing 9.3% of total front-end staff. Dedicated support and sales forces are maintained for our various geographic units, enabling us to serve our global customers with an equally global organization. Each of our geographic front-end units is responsible for sales of all of our front-end products in its region.

         In addition to the sales activities undertaken at the principal offices of our various manufacturing units, we have sales offices located in Europe in the United Kingdom, France and Germany, and in the United States in California, Texas and Pennsylvania. In Japan, our sales offices are located in Tokyo and Osaka.

         We use sales agents in Malaysia and China for front-end products and to support our sales efforts for ALCVD in the non-semiconductor markets, such as flat panel displays and magnetic heads.

         Sales of back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in Korea and some parts of the United States. There are 241 staff members employed in sales and marketing of back-end products, representing 5.2% of total back-end staff.

Customers

         We sell our products predominantly to manufacturers of semiconductor devices and manufacturers of silicon wafers. Our customers include most leading semiconductor and wafer manufacturers. Our customers vary from independent semiconductor manufacturers that sell their products on the open market, to large electronic system companies that manufacture semiconductor devices for their own use. While some semiconductor manufacturers have consolidated in recent years, the number of foundries and semiconductor assemblers has been expanding rapidly.

         The following table lists customers accounting for (euro)2.5 million or more of our net sales in 1999:

-------------------------- -------------------------- ------------------------------------------------------------
                                    TYPE OF
         SEGMENT                   CUSTOMER                                    CUSTOMERS
-------------------------- -------------------------- ------------------------------------------------------------
                                                      Infineon             Motorola       Sony
                                                       Technologies        Nan-ya         ST Microelectronics
                           Semiconductor Device       Institut Fuer        NEC            Texas Instruments
Front-end                  Manufacturers               Halbleite           Philips        UMC Group
                                                      Maxim                Seiko Epson    VLSI Technology
                                                      Mitsubishi             Corp.
                           ---------------------------------------------------------------------------------------
                           Wafer Manufacturers        Wacker
------------------------------------------------------------------------------------------------------------------
                                                      Fairchild            Linear         Nichia
                           Semiconductor Device       Lite-On              Lucent         Philips
                           Manufacturers                                   Microchip      ST Microelectronics

Back-end                   ---------------------------------------------------------------------------------------
                                                      AIC                  ASE            NS Electronics
                           Assemblers                 Alphatec             Carsem         OSE
                                                      Amkor Anam           Hana           PT Astra
                                                                                          ST Assembly Test
                                                                                           Services
-------------------------- -------------------------- -------------------- -------------- ------------------------

         Our largest customer accounted for approximately 11% of our net sales in 1999. Our ten largest customers accounted for approximately 43% of our net sales in 1999. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer's budget for capital expenditures, plans for new fabrication facilities and new product introductions.

Customer Service

         We provide responsive customer technical assistance to support our marketing and sales. Technical assistance is becoming an increasingly important factor in our business as most of our equipment is used in critical phases of semiconductor manufacturing. Field engineers install the systems, perform preventive maintenance and repair services, and are available for assistance in solving customer problems. Our global presence permits us to provide these functions in proximity to our customers. We also maintain local spare part supply centers to facilitate quick support.

         We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customers for extended periods of time to optimize the use of the equipment for the customer's specific processes. For front-end, where the availability of field support is particularly important for a sale, there are approximately 190 support staff employees, or 23.8% of our total employees.

Manufacturing

         Our manufacturing operations consist of the fabrication and assembly of various critical components, product assembly, quality control and testing.

         In the front-end, we outsource the manufacture of major subsystems and subassemblies and some design, assembly and testing functions to specialized companies. We believe that outsourcing enables us to minimize our fixed costs and capital expenditures while also providing the ability to rapidly increase production capacity. We also work closely with our suppliers to achieve mutual cost reduction through joint design efforts.

         Philips Machinefabrieken supplies a substantial majority of the major subassemblies used in the manufacture of the Advance 400 and of the major subassemblies used in the manufacturing of our Epsilon products. Although we work with a limited number of suppliers, we seek not to rely on a sole supplier, and have back-up suppliers for all subsystems and subassemblies that are outsourced.

         In addition, we purchase the metrology equipment that we integrate into some of our front-end products from NanoPhotonics. We have a 24% equity interest in NanoPhotonics and our President has a 44.5% interest. See "Certain Transactions."

         Our back-end operations are vertically integrated to insure quality production of component parts where the quality of subassemblers does not otherwise meet our standards. The manufacturing activities in Hong Kong and Singapore consist primarily of assembling and testing components and subassemblies manufactured at our main manufacturing facility in China. We expect a new component manufacturing plant to commence production in Malaysia in 2000.

Facilities

         To develop and manufacture products to local specifications and to market and service products more effectively in the worldwide semiconductor market, our front-end manufacturing facilities are located in Europe, the United States and Japan and our back-end facilities are located in Hong Kong, China and Singapore. In addition, we lease approximately 30,000 square feet of back-end manufacturing space in Malaysia. The principal facilities are summarized below:

------------------------- ------------------- -------------------------------------------- --------------------
                                                                                               APPROXIMATE
        BUSINESS                                                                                AGGREGATE
        SEGMENT                LOCATION                      PRIMARY USES                    SQUARE FOOTAGE
------------------------- ------------------- -------------------------------------------- --------------------
                          Bilthoven, the      Wafer processing equipment manufacturing,          151,000
                          Netherlands         marketing, research and executive offices

 Front-end                Phoenix, Arizona    Wafer processing equipment manufacturing,          204,000
                                              marketing, research and offices

                          Tama and Niigata,   Wafer processing equipment manufacturing,          132,000
                          Japan               marketing, research and offices

                          Espoo, Finland      Wafer processing equipment manufacturing,           35,000
                                              marketing, research and offices
---------------------------------------------------------------------------------------------------------------
                                              Assembly and encapsulation equipment
                          Hong Kong           manufacturing, leadframe plating,                  211,000
                                              marketing, research and offices

 Back-end                 Singapore           Assembly equipment and etched leadframe            362,000
                                              manufacturing, marketing, research and
                                              offices

                          Shenzhen, China     Precision metal part and subassembly               523,000
                                              fabrication, stamped leadframe
                                              manufacturing and offices
------------------------- ------------------- -------------------------------------------- --------------------

         Our principal facilities in Arizona, Hong Kong, Singapore and China are subject to leases expiring at various times from 2000 to 2020. Our Bilthoven facilities are constructed on leased land with the earliest leases expiring in the year 2029. The facilities we own are subject to mortgages. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Competition

         The semiconductor equipment industry is intensely competitive, and is fragmented among companies of varying size, each with a limited number of products serving a particular segment of the semiconductor process. Technical specifications of the individual products are an important competitive factor, especially concerning capabilities for manufacturing of new generations of semiconductor devices. As each product category encompasses a specific blend of different technologies, our competitive position from a technology standpoint may vary within each category. Customers are evaluating manufacturing equipment based on a mixture of technical performance and cost of ownership over the life of the product. Main competitive factors include overall product performance, yield, reliability, maintainability, service, support and price. We believe that we are competitive with respect to each of these factors, and that our products are cost effective.

         As the variety and complexity of available machinery increases, some semiconductor manufacturers are looking to limit their suppliers. In addition, semiconductor manufacturers are located throughout the world, and expect their equipment suppliers to have offices worldwide to meet their supply and service needs. Semiconductor equipment manufacturers with a more limited local presence are finding it increasingly difficult to compete in an increasingly global industry.

         Our primary competitors in the front-end business are from the United States and Japan. Our primary competitors in the back-end business are from the United States, Europe and Japan. In each of our product lines, we compete primarily with two or three companies which vary from small to large firms in terms of the size of their net sales and range of products. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui.

Employees

         As of December 31, 1999 we had 5,426 employees, including 534 employees primarily involved in research and development activities, 314 in marketing and sales, 295 in customer service, 275 in finance and administration, and 4,008 in manufacturing.

         The following table lists the total number of the employees and the employees in our front-end and back-end business segments at the dates indicated.

December 31,             Front-End           Back-End            Total
----------------------------------------------------------------------
    1997                    860               3,654              4,514
----------------------------------------------------------------------
    1998                    756               3,680              4,436
----------------------------------------------------------------------
    1999                    798               4,628              5,426
----------------------------------------------------------------------




         Our Netherlands operation, which employs approximately 240 persons, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

         Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good. As a consequence of our decision to merge the manufacturing operations of ASM America with those of ASM Europe in 1999, our number of employees in the United States was reduced by approximately 75, whereas the number of employees in the Netherlands was increased by approximately 50.

Patents and Trademarks

         Because of the rapid technological advances in the microelectronics field, we believe that our products will be subject to continuing change and enhancement. Accordingly, we believe that our success will depend upon the technical competence and creative ability of our personnel and the ownership of patents.

         We have patents some of which cover key technologies, features and operations of our major front-end products, with many patents registered in every major country where semiconductor devices or equipment are manufactured. We own a number of patents and we have filed a number of patent applications for semiconductor wafer processing equipment. We also own patents and have filed patent applications for LPCVD, PECVD, ALCVD and epitaxial technology. The total number of United States patents on our front-end products was approximately 60 at the end of 1999 compared to approximately 50 at the end of 1998. The total number of United States and foreign patents on our front-end products was approximately 130 at the end of 1999.

         We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and some chemicals used to deposit insulating layers for PECVD. To maintain these licenses, we pay Applied Materials a royalty on sales of equipment that use the patented technology. Upon expiration of the patents, the technology may be used royalty-free by the public, including us.

         In the back-end industry, technological advancement is generally more evolutionary than revolutionary in nature. Companies generally compete on their cumulative expertise in applying well known technologies to improve productivity and cost-efficiency, rather than their innovation of new technologies. In practice, these skills are more difficult to patent. As a result, we do not file many patents related to our back-end business, nor do we believe it would be cost-effective or provide a competitive advantage to do so. We also own certain trademarks and other proprietary information that we consider important to our business.

         There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which could have a material adverse effect on our business, financial condition and operating results. Furthermore, adverse determinations in this litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and operating results.

Issues and Risks

         We may from time to time make written or oral forward-looking statements, including statements contained in this report and our filings with the Securities and Exchange Commission and our reports to shareholders. This report contains forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. In connection with these "safe harbor" provisions, we identify important factors that could cause our actual results to differ materially from those contained in any forward-looking statements made by or on behalf of us. Any such forward-looking statement is qualified by reference to the other information in this report and the following cautionary statements.

OUR QUARTERLY REVENUES AND OPERATING RESULTS FLUCTUATE DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECREASE IN THE PRICE OF OUR COMMON SHARES.

         Our quarterly revenues and operating results have varied significantly due to a number of factors, including:

         - cyclicality and other economic conditions in the semiconductor industry;

         -        fluctuation in demand for our products;

         -        production capacity constraints;

         -        the timing of customer orders, cancellations and shipments;

         - the length and variability of the sales cycle for our products;

         -        seasonality in demand for our products;

         - the introduction of new products and enhancements by us and our competitors;

         -        disruptions in sources of supply;

         - the timing of our expenditures in anticipation of future orders;

         -        our ability to fund our capital requirements;

         - changes in our pricing and pricing by our suppliers and competitors;

         -        our product and revenue mix; and

         -        exchange rate fluctuations.

         We expect our operating results to fluctuate in the future as a result of these factors and a variety of other factors, including:

         -        the emergence of new industry standards;

         -        product obsolescence; and

         - economic conditions generally or in various geographic areas where we or our customers do business.

         These factors are difficult or impossible to forecast.

         In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operations for that period. In addition, our need to continue expenditures for research, development and engineering make it difficult for us to reduce expenses in a particular quarter if our sales goals for that quarter are not met. The inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of that sales shortfall on our results of operations. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

         As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY.

         We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

         Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles for both semiconductor companies and their customers and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, although we order materials and subassemblies in response to firm orders, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products which we cannot sell. A downturn in the semiconductor industry could therefore harm our sales and revenues if demand drops or our gross margins if average selling prices decline, for both our front-end and back-end businesses.

         Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and production under-capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of qualified personnel. Our inability to ramp-up in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

OUR ASSEMBLY AND MANUFACTURING FACILITIES MAY REACH FULL CAPACITY, CAUSING US TO LOSE SOME OF OUR CUSTOMERS.

         We have experienced capacity constraints and expect to continue experiencing capacity constraints at our assembly and manufacturing facilities for the foreseeable future. Our existing and potential customers have required that we satisfy delivery schedules that are increasingly demanding. While we are in the process of completing new plants in Malaysia and China and are considering other alternatives to alleviate this issue, including increasing the percentage of outsourced activities to Philips Machinefabrieken and to other third parties, our capacity will likely remain constrained over the next few quarters until we can bring new capacity on-line. In the interim, our lead times for shipping products could increase, which could cause some of our existing and potential customers to place orders with our competitors rather than us. In addition, it is possible that Philips Machinefabrieken and the other companies to which we outsource may reach full capacity, causing them to be unable to fulfill our requirements.

OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND WE MAY NOT BE ABLE TO FORECAST OR RESPOND TO COMMERCIAL AND TECHNICAL TRENDS.

         Our growth strategy and future success is dependent upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological trends have had and will continue to have a significant impact on our business. Our results of operations and ability to remain competitive are largely based upon our ability to accurately anticipate customer and market requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

         -        accurate technology and product selection;

         - timely and efficient completion of product design and development;

         - timely and efficient implementation of manufacturing and assembly processes;

         -        product performance in the field; and

         -        product support and service and effective sales and marketing.

         We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to specific product announcements by our competitors. Our competitors may be developing technologies and products that are more effective than ours or that may otherwise achieve more widespread acceptance. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers' expectations, then reduced orders, higher manufacturing costs, delays in collecting accounts receivable, or additional service and warranty expense could result. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product's introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in these new products.

WE FACE COMPETITION OR POTENTIAL COMPETITION FROM COMPANIES WITH GREATER RESOURCES THAN OURS, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH THESE COMPANIES, OUR MARKET SHARE MAY DECLINE AND OUR BUSINESS COULD BE HARMED.

         We face competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

         - better withstand periodic downturns in the semiconductor industry;

         -        compete more effectively on the basis of price and technology;

         - more quickly develop enhancements to and new generations of products; and

         - more effectively retain existing customers and obtain new customers.

         In addition, new companies may in the future enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

    We believe that our ability to compete successfully depends on a number of factors, including:

         -        performance of our products;

         -        quality of our products;

         -        ease of use of our products;

         -        reliability of our products;

         -        cost of owning our products;

         -        our ability to ship products on the schedule required;

         -        quality of the technical service we provide;

         -        timeliness of the services we provide;

         -        our success in developing new products and enhancements;

         -        existing market and economic conditions; and

         -        price of our products and our competitors' products.

         Many of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

IF A SEMICONDUCTOR MANUFACTURER IS LOYAL TO ANOTHER SEMICONDUCTOR EQUIPMENT SUPPLIER WE MAY BE UNABLE TO SELL OUR PRODUCTS TO THAT POTENTIAL CUSTOMER, AND OUR SALES AND MARKET SHARE COULD SUFFER AS A RESULT.

         We believe that once a semiconductor manufacturer has selected a supplier's equipment for a particular product line, the general trend is that the manufacturer will continue to rely on that supplier's equipment for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, we expect to experience difficulty in achieving significant sales to a customer using another supplier's equipment. However, at the same time, we cannot assure you that our existing customers will continue to use our equipment in the future. Our inability to sell our products to potential customers using another supplier's equipment could make it difficult for us to increase our revenues or market share.

OUR RELIANCE ON A PRIMARY SUPPLIER COULD RESULT IN DISRUPTION OF OUR OPERATIONS.

         We are currently outsourcing a substantial majority of the manufacturing of our front-end furnace and epitaxial reactors to a single supplier, Philips Machinefabrieken Nederlands B.V. based in the Netherlands. Sales of these products represented 27% of our total sales for 1999. If Philips Machinefabrieken becomes unable to deliver products to us for any reason, including natural disaster, labor unrest or supply chain management problems, we may be unable to fill customer orders on a timely basis, if at all, which could negatively affect our financial performance and may also harm our reputation.

WE DERIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUE FROM SALES TO A SMALL NUMBER OF LARGE CUSTOMERS, AND IF WE ARE NOT ABLE TO RETAIN THESE CUSTOMERS, OR THEY RESCHEDULE, REDUCE OR CANCEL ORDERS, OUR REVENUES WOULD BE REDUCED AND OUR FINANCIAL RESULTS WOULD SUFFER.

         Our largest customers account for a significant percentage of our revenues. In 1999, sales to our single largest customer accounted for approximately 11% of our total sales. During 1999, our ten largest customers accounted for approximately 43% of our total sales. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or these customers may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

OUR PRODUCTS GENERALLY HAVE LONG SALES CYCLES AND IMPLEMENTATION PERIODS, WHICH INCREASES OUR COSTS IN OBTAINING ORDERS AND REDUCES THE PREDICTABILITY OF OUR EARNINGS.

         Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product's performance and compatibility with the customer's requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

         Long sales cycles also subject us to other risks, including customers' budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers' purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

OUR DEPENDENCE ON KEY PERSONNEL MAY NEGATIVELY IMPACT OUR ABILITY TO MANAGE GROWTH.

         We have historically encountered operational difficulties arising from our having an insufficient number of key personnel, particularly management and technical personnel. Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient operational personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

         - our ability to continue to broaden our senior management group;

         -        our ability to attract, hire and retain skilled employees; and

         - the ability of our officers and key employees to continue to expand, train and manage our employee base.

WE ARE DEPENDENT UPON OUR WORLDWIDE SALES AND OPERATIONS; ECONOMIC, POLITICAL, MILITARY OR OTHER EVENTS IN A COUNTRY WHERE WE MAKE SIGNIFICANT SALES OR HAVE SIGNIFICANT OPERATIONS COULD INTERFERE WITH OUR SUCCESS OR OPERATIONS THERE AND HARM OUR BUSINESS.

         We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in China.

         We are subject to the risks inherent in doing business internationally, including:

         -        unexpected changes in regulatory requirements;

         -        fluctuations in exchange rates and currency controls;

         -        political and economic conditions and instability;

         - imposition of trade barriers and restrictions, including changes in tariff and freight rates;

         - the difficulty of coordinating our management and operations in several different countries;

         -        limited intellectual property protection in some countries;

         -        longer accounts receivable payment cycles in some countries;

         - in the case of our operations in Asia, the risk of business interruption and damage from earthquakes; and

         -        the burdens of complying with a variety of foreign laws.

         In particular, our operations in China will be subject to the economic and political uncertainties affecting that country. For example, the Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. This growth may continue to decrease and any slowdown may have a negative effect on our business. The Chinese economy is also experiencing deflation which may continue in the future.

OUR OPERATIONAL RESULTS COULD BE NEGATIVELY IMPACTED BY CURRENCY FLUCTUATIONS.

         As of January 1, 1999, the Netherlands, the location of our international headquarters, adopted a second legal currency, the Euro, in addition to the Netherlands guilder. The Euro will become the sole currency in 2002. On December 31, 1998, the European Economic and Monetary Union permanently fixed the exchange rate of the Netherlands guilder to the Euro at 1 Euro to
2.20371 Nlg.

         Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established, the functional currency. Our financial statements, including our consolidated financial statements, are expressed in Euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the functional currencies of those subsidiaries are not hedged. These net translation exposures are taken into shareholders' equity. As a result, our operational results are exposed to fluctuations of various exchange rates versus the Euro.

         In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, Euros, Netherlands guilders and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country's currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to foreign exchange fluctuations.

         While our management monitors our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

OUR ABILITY TO COMPETE COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES BY THIRD PARTIES.

         Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, our rights granted under those patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

         Monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology, our ability to compete effectively could be harmed.

CLAIMS OR LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS COULD SERIOUSLY HARM OUR BUSINESS OR REQUIRE US TO INCUR SIGNIFICANT COSTS.

         In recent years, there has been significant litigation in the United States in the semiconductor equipment industry involving patents and other intellectual property rights. In the past, we have been subject to claims and litigation regarding alleged infringement of our competitors' intellectual property rights. We could become subject to litigation in the future either to protect our intellectual property rights or as a result of allegations that we infringe others' intellectual property rights.

         Approximately one year ago we received a notice of a claimed infringement of a competitor's patent. After consultation with patent counsel, we believe that the claim is without merit. Nonetheless, we have engaged in discussions with the claimant concerning other potential business relationships with the intent of achieving a mutually beneficial resolution of this matter. If such discussions are not successful, then the allegation, any resulting lawsuit or any relief which may be granted by the court in any such lawsuit could have adverse effects of the types described in the list following the next paragraph.

         This claim will and any other claims that our products infringe proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement. These claims and any resulting lawsuit, if successful, have subjected us and could again subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could force us to do one or more of the following:

         -        lose our proprietary rights;

         - stop manufacturing or selling our products that incorporate the challenged intellectual property;

         - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all and may involve significant royalty payments;

         - pay damages, including treble damages and attorney's fees in some circumstances; or

         -        redesign those products that use such technology.

         If we are forced to take any of the foregoing actions, our business could be severely harmed.

         In October 1997, we entered into a settlement agreement to dismiss patent infringement litigation with Applied Materials, the selling shareholder. We entered into worldwide, non-exclusive and royalty-bearing license agreements on all of the litigated patents and on additional patents that were not part of the litigation. We granted Applied Materials worldwide, non-exclusive license agreements on a number of our patents that we were enforcing during this litigation. All licenses expire at the end of the life of the underlying patents. In addition, the settlement agreement provides covenants for limited periods during which the parties will not litigate the issue of whether certain of our products infringe any of Applied Materials' patents that were not licensed to us under the settlement agreement. The covenants last for different periods of time for different products and have already expired as to some products. Applied Materials can file new litigation after these covenants expire. Also, litigation between the parties on other matters or the operation of the settlement agreement itself could occur. Future litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and our financial position.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS THAT MAY EXPOSE US TO LIABILITIES FOR NONCOMPLIANCE.

         We are subject to a variety of governmental regulations relating to the use, storage, discharge, handling, manufacture and disposal of the toxic or other hazardous chemical by-products of, and water used in, our manufacturing processes. Environmental claims against us or our failure to comply with any present or future regulations could result in:

         -        the assessment of damages or imposition of fines against us;

         -        the suspension of production of our products; or

         -        the cessation of our operations.

         New regulations could require us to acquire costly equipment or to incur other significant expenses. Our failure to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities, which could negatively impact our earnings and financial position.

IF WE ARE NOT ABLE TO APPLY OUR NET OPERATING LOSSES AGAINST TAXABLE INCOME IN FUTURE PERIODS, OUR FINANCIAL RESULTS WILL BE HARMED.

         Our future net income and cash flow will be affected by our ability to apply our net operating losses, which totaled approximately (euro)275.0 million for tax reporting purposes as of December 31, 1999, against taxable income in future periods. Changes in tax laws in the jurisdictions in which we operate may limit our ability to utilize our net operating losses. Any limitation on our ability to utilize our net operating losses could harm our financial results. See Note G of Notes to Consolidated Financial Statements.

          In addition, the use of our net operating losses available in the United States could become subject to limitation under Section 382 of the United States Internal Revenue Code in the event of an "ownership change." Under
Section 382, the maximum amount of net operating losses that we could use annually against our United States taxable income following an "ownership change" would be limited, generally, to the value of ASM America immediately prior to the ownership change, subject to certain adjustments, multiplied by a rate published monthly by the IRS, which was approximately 5.84% in March 2000. We would have an ownership change generally if the percentage of our common shares owned by 5% shareholders, counting only 5% shareholders whose ownership has increased and treating certain public groups as 5% shareholders, increases during a three-year testing period by more than 50 percentage points.

ALTHOUGH WE ARE A MAJORITY SHAREHOLDER, ASM PACIFIC TECHNOLOGY IS NOT OBLIGATED TO PAY DIVIDENDS TO US AND MAY TAKE ACTIONS OR ENTER INTO TRANSACTIONS THAT ARE DETRIMENTAL TO US.

         ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 1999, we owned 50.01% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Netherlands Antilles N.V., a Netherlands Antilles company, and the remaining 49.99% of ASM Pacific Technology was owned by the public.

         Although four of the six directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to enter into transactions that are beneficial to us. Issues and conflicts of interest may arise which might not be resolved in our best interests.

         In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to ASM Pacific Technology's shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a substantial portion of our cash flows derives from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would have a significant negative impact on our cash position for that year.

         The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify three of the four affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction. In addition, an independent committee of the board of directors of ASM Pacific Technology and the shareholders other than ASM International and its affiliates must approve transactions involving both entities. Therefore, while our interests and the interests of ASM Pacific Technology may be aligned to the extent we are both part of the same corporate group, there can be no guarantee that the directors of ASM Pacific Technology will not take any actions that could be detrimental to us.

         As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology.

ASM PACIFIC TECHNOLOGY IS A CONSOLIDATED SUBSIDIARY WHICH GENERATES A SIGNIFICANT PORTION OF OUR NET SALES, EARNINGS FROM OPERATIONS AND NET EARNINGS; ALTHOUGH WE CURRENTLY ARE A MAJORITY SHAREHOLDER, WE MAY NOT BE ABLE TO MAINTAIN OUR MAJORITY INTEREST, IN WHICH CASE THERE IS A SIGNIFICANT RISK THAT WE WOULD NO LONGER BE ABLE TO CONSOLIDATE ITS RESULTS OF OPERATIONS WITH OURS, WHICH WOULD HAVE A SIGNIFICANT NEGATIVE EFFECT ON OUR CONSOLIDATED EARNINGS FROM OPERATIONS.

         We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. As of December 31, 1999, we owned 50.01% of the equity of ASM Pacific Technology. If we do not maintain our majority interest in ASM Pacific Technology, there is a significant risk that we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a "controlling financial interest" in ASM Pacific Technology within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations but would instead be reflected as a separate line-item called "income from minority interest" in our consolidated statements of operations. This would have a significant negative effect on our consolidated earnings from operations. We maintain our majority interest in ASM Pacific Technology by purchasing shares on the open market from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of five percent of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. In addition, our controlling interest could be diluted if ASM Pacific Technology issues additional equity. Although we intend to continue to purchase shares of ASM Pacific Technology in the open market as necessary to maintain our majority interest, we could lose our majority position if there is an insufficient number of shares available for purchase, if we fail to purchase shares in a timely manner, or if we do not have sufficient financial resources to purchase shares when our interest falls below 50.0%.

OUR DIRECTORS AND OFFICERS CONTROL APPROXIMATELY 27% OF OUR VOTING POWER AND THEREFORE HAVE SIGNIFICANT INFLUENCE OVER MATTERS DETERMINED BY OUR SHAREHOLDERS.

     Our directors and officers control approximately 27% of our voting power as of February 29, 2000. Accordingly, in the event they vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they will have significant influence on the outcome of those matters and on our direction and future operations.

ANY ACQUISITIONS WE MAY MAKE COULD DISRUPT OUR BUSINESS AND SEVERELY HARM OUR FINANCIAL CONDITION.

         We intend to consider investments in complementary companies, products or technologies. While we have no current agreements or specific plans to do so, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

         - issue stock that would dilute our current shareholders' percentage ownership;

         -        incur debt;

         -        assume liabilities;

         - incur amortization expenses related to goodwill and other tangible assets; or

         -        incur large and immediate accounting write-offs.

         Our operation of any acquired business will also involve numerous risks, including:

         - problems integrating the purchased operations, technologies or products;

         - unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

         -        diversion of management's attention from our core business;

         - adverse effects on existing business relationships with customers;

         - risks associated with entering markets in which we have no or limited prior experience; and

         - potential loss of key employees, particularly those of the purchased organizations.

         We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and also may not realize any anticipated benefits from those acquisitions.

IF WE FAIL TO ADEQUATELY INVEST IN RESEARCH AND DEVELOPMENT, WE MAY BE UNABLE TO COMPETE EFFECTIVELY.

         We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in the front-end and back-end. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. If we fail to adequately invest in research and development, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

WE MAY NEED ADDITIONAL FUNDS TO FINANCE OUR FUTURE GROWTH, AND IF WE ARE UNABLE TO OBTAIN SUCH FUNDS, WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS AS PLANNED.

         In recent years, we have experienced severe capital constraints that may have seriously harmed our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2000. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

         To the extent that our existing sources of liquidity and cash flow from operations are insufficient to fund our activities, we may need to raise additional funds. If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, it may not be available on terms favorable to us.

OUR STOCK PRICE HAS FLUCTUATED AND MAY CONTINUE TO FLUCTUATE WIDELY.

         The market price of our common shares has fluctuated substantially in the past. Between January 1, 1999 and December 31, 1999, the sales price of our common shares, as reported on the Nasdaq National Market, has ranged from a low of $3.63 to a high of $24.38 and from a low of (euro)3.55 to a high of
(euro)24.00 as reported on the AEX-Stock Exchange in Amsterdam. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed above and the following:

         - future announcements concerning our business or that of our competitors or customers;

         - the introduction of new products or changes in product pricing policies by us or our competitors;

         -        litigation regarding proprietary rights or other matters;

         -        changes in analysts' earnings estimates;

         -        developments in the financial markets;

         -        quarterly fluctuations in operating results; or

         - general conditions in the semiconductor and semiconductor equipment industries.

         Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

         Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

YOU MAY HAVE DIFFICULTY PROTECTING YOUR RIGHTS AS A SHAREHOLDER AND IN ENFORCING CIVIL LIABILITIES BECAUSE WE ARE A NETHERLANDS LIMITED LIABILITY COMPANY.

         Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. Our executive offices and the majority of our assets are located outside the United States. In addition, most of the members of our management board and supervisory board, executive officers, and some of the experts named in this prospectus are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our management board or supervisory board, our executive officers, or experts named in this prospectus or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States, in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities that derive from the United States securities laws. For a more complete discussion of potential difficulties in protecting your rights, see "Enforceability of Civil Liabilities" later in this prospectus.

OUR ANTI-TAKEOVER PROVISIONS AND OUR SETTLEMENT AGREEMENT WITH APPLIED MATERIALS MAY PREVENT A BENEFICIAL CHANGE IN CONTROL.

         Our shareholders have granted to Stichting Continuiteit ASMI, or Stichting, a non-membership organization with a board comprised of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may if it determines appropriate acquire preferred shares with voting power equal to 50% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring.

         Pursuant to a settlement agreement with Applied Materials, one of our competitors and the selling shareholder under this prospectus, if we desire to effectuate a change of control transaction, as defined in our settlement agreement with Applied Materials, with a competitor of Applied Materials, we must offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arms-length offer made by that competitor. In case Applied Materials rejects the offer, we are free for 90 days following receipt of Applied Materials' rejection to enter into an agreement to sell at an equal or greater price and upon terms which, in the aggregate, are no more favorable to the buyer than those offered to Applied Materials.

         These provisions may prevent us from being offered or entering into change of control transactions that may otherwise offer you an opportunity to sell your shares at a premium over the market price.

ITEM 2.  DESCRIPTION OF PROPERTY

         The description of the Company's facilities contained in "Item 1 - Description of Business Manufacturing and Facilities" of this Form 20-F is incorporated herein by this reference.

         We also lease space for sales and service offices in Wokingham, England; Haar, Germany; Montpellier, France; Austin, Texas; San Jose, California; Taipei, Taiwan; Makati Manila, Philippines; Osaka, Kumamoto, Japan; and certain other locations.

For further information regarding our obligations under leases, see Note L of the Notes to Consolidated Financial Statements.


ITEM 3.  LEGAL PROCEEDINGS

         From time to time, we may be subject to litigation and claims incident to our business. As of December 31, 1999, we are not involved in any litigation which could materially affect our financial position.


ITEM 4.  CONTROL OF REGISTRANT

         We are not directly or indirectly owned or controlled by another corporation or by any government.

         The following table sets forth information with respect to the ownership of our common shares as of February 29, 2000 certain information with respect to the ownership of our outstanding common shares by each owner of more than 10% of our common shares and by all of our officers and directors as a group:

                                                      NUMBER OF SHARES                  PERCENT
                                                      ----------------                  -------
         Stichting Administratiekantoor ASMI
           Jan van Eycklaan 10,
           3723 BC Bilthoven,
           the Netherlands(1).............             7,692,039                        18.2%

         All officers and directors as a group
           (13 persons)(2)................            11,501,425                        27.2%

----------

(1)      Our President, Arthur H. del Prado controls Stichting
         AdministrieKantoor ASMI, a foundation incorporated under the laws of the Netherlands which has issued depositary receipts (certificaten van aandelen) for the common shares held by it.

(2) Includes (a) the 7,692,039 common shares shown in the table above that are owned by Stichting Administratiekantoor ASMI, a foundation controlled by our President, Arthur H. del Prado, (b) 3,012,253 common shares owned by Mr. del Prado including some shares owned indirectly through members of his immediate family, and (c) 797,131 common shares owned directly or indirectly by other officers and directors, 300,000 of which are owned by supervisory directors.

         On May 28, 1997, we entered into an agreement with Stichting Continuiteit ASMI, or Stichting, pursuant to which Stichting was granted an option to acquire up to that number of our preferred shares that has a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise. Stichting is a non-membership organization organized under Netherlands law. The objective of Stichting is to own and vote our preferred shares in order to maintain our continuity in case of a takeover attempt. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. The AEX-Stock Exchange in Amsterdam requires that a majority of the board members of Stichting be unrelated to us. As of December 31, 1999, the members of the board of Stichting are:

           Arthur H. del Prado                        President and Chief Executive Officer, ASM International
           Paul C. van den Hoek                       Chairman of the Supervisory Board, ASM International
           Michiel J.C. van Galen                     Consultant
           Rinze Veenenga Kingma                      Consultant to the Executive Board, Delft Instruments N.V.
           Laurus Traas                               Emeritus Professor, Amsterdam University

         We are unaware of any arrangement which it anticipates will result in a change in its control.

ITEM 5.  NATURE OF TRADING MARKET

Of our 42,220,979 outstanding Common Shares at February 29, 2000, 8,317,039 are registered with us in the Netherlands, 11,530,722 shares are registered with a transfer agent in the Netherlands, and 22,373,218 are registered with a transfer agent in the United States. The common shares registered with Citibank, N.A., New York in the United States are quoted on the Nasdaq National Market under the symbol "ASMI." As of February 29, 2000 our common shares listed on the Nasdaq National Market were held by approximately 242 holders of record. The following table sets forth, for the periods indicated, the high ask and low bid prices of our common shares, as reported on the Nasdaq National Market:


                                                                           High Ask and Low Bid Prices
                                                                           ---------------------------

    1999:                                                                    High              Low
                                                                             ----              ---
                First Quarter                                               $ 6.75           $ 3.63

                Second Quarter                                              $ 7.88           $ 3.69

                Third Quarter                                               $ 9.00           $ 7.00

                Fourth Quarter                                              $24.38           $ 7.50


    1998:
                First Quarter                                               $13.13           $ 9.13

                Second Quarter                                              $11.25           $ 7.88

                Third Quarter                                               $ 9.75           $ 4.25

                Fourth Quarter                                              $ 6.38           $ 2.44



         The common shares registered with ABN AMRO Bank N.V., Breda, the Netherlands, are issued either as bearer form or as registered shares at the option of the shareholder and are traded on the AEX-Stock Exchange in Amsterdam under the symbol "ASMI." As a consequence of the introduction of the Euro as the second legal currency in the Netherlands and other European countries, the AEX-Stock Exchange changed the pricing of our common shares from Netherlands guilder to the Euro effective January 1, 1999. The Netherlands guilder has a permanently fixed exchange rate of 1 Euro to 2.20371 Nlg. The following table sets forth the high and low closing sales of our common shares, as reported on the AEX-Stock Exchange:

                                                                           Closing Sales Prices
                                                                           --------------------

    1999:                                                                 High              Low
                                                                          ----              ---
                First Quarter                                          (euro) 5.60      (euro) 3.55

                Second Quarter                                         (euro) 7.70      (euro) 3.55

                Third Quarter                                          (euro) 8.40      (euro) 6.75

                Fourth Quarter                                         (euro)24.00      (euro) 7.00


    1998:
                First Quarter                                            Nlg.27.80        Nlg.17.60

                Second Quarter                                           Nlg.23.50        Nlg.16.60

                Third Quarter                                            Nlg.20.80         Nlg.7.90

                Fourth Quarter                                           Nlg.11.80         Nlg.4.40

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are no foreign exchange controls or other governmental laws, decrees or regulations in the Netherlands restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident shareholders. Neither the laws of the Netherlands nor our Articles of Association restrict remittances to non-resident shareholders or the right to hold or vote such securities.


ITEM 7.  TAXATION

The following is a brief summary of relevant Netherlands and United States tax provisions. This summary does not address Netherlands tax consequences for security holders who are residents of jurisdictions other than the United States or the Netherlands. Such persons should consult their own tax advisors regarding the tax consequences to them of purchasing, owning and disposing common shares.

SUMMARY OF NETHERLANDS TAX PROVISIONS APPLICABLE TO UNITED STATES SECURITY
HOLDERS

The following statements below represent a brief summary of the current Netherlands tax laws, based on the law as in force at December 31, 1999. The description is limited to the tax implications for a shareholder who is, or is deemed to be, a resident of the United States and not the Netherlands for purposes of the relevant tax codes. The description does not address residents of other countries or special rules that may apply to special classes of holders of shares and is not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each shareholder should consult his own tax counsel.

Withholding Tax

In general, a dividend distributed by a company resident in the Netherlands is subject to a withholding tax imposed by the Netherlands at a statutory rate of 25%. Dividends include dividends in cash or in kind, constructive dividends, repayment of paid-in capital not recognized for Netherlands tax purposes and liquidation proceeds in excess of paid-in capital recognized for Netherlands tax purposes. Share dividends paid out of our paid-in-share premium, recognized as capital for Netherlands tax purposes, are not subject to the above withholding tax.

Any individual or corporation or any entity for Netherlands tax purposes, which holds common shares and does not reside and is not deemed to reside in the Netherlands, owning, or deemed to own, common shares may be eligible for a partial or complete exemption from or a refund of the above withholding tax under a tax convention that is in effect between the country of residence of such individual or corporation and the Netherlands. The Netherlands has concluded such tax conventions with several countries, including the United States, Canada, Switzerland, Japan, all European Union member states, except Portugal, and many other countries. For residents of the Netherlands Antilles and Aruba, the tax arrangements of the Kingdom of the Netherlands may be applicable.

Under the Tax Convention of December 18, 1992 concluded between the Netherlands and the United States, or the U.S. Tax Treaty, dividends paid by us to a resident of the United States, other than an exempt organization or exempt pension trust, as discussed below, are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or to 5% in the case of certain U.S. corporate shareholders owning at least 10% of the voting power, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands and to which enterprise or part of an enterprise the common shares are attributable. The U.S. Tax Treaty provides for a complete exemption from Netherlands withholding tax for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, such reduced dividend withholding rate, or exemption from withholding for exempt pension trusts, can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file for a refund of such withholding.

A person may not claim the benefits of the U.S. Tax Treaty unless (i) he or she is a resident of the United States as defined therein and (ii) such person's entitlement to such benefits is not limited by the provisions of Article 26 ("limitation on benefits") of the U.S. Tax Treaty.

No withholding tax applies to the sale or disposition of common shares to persons other than us or our affiliates, as defined for purposes of Netherlands tax law.

Income Tax and Corporation Income Tax on Dividends

In the case of common shares held by a Netherlands-resident entity, any gains derived from the transfer of common shares are subject to Netherlands corporation tax, unless the entity in question qualifies for the participation exemption. A non-resident individual or corporate shareholder will not be subject to Netherlands income tax with respect to dividends distributed by us on the or with respect to capital gains derived from the sale or disposition of our common shares, provided that:

    (a) the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the common shares are attributable;

    (b) the non-resident shareholder does not have a direct or indirect substantial or deemed substantial interest in our share capital as defined in the Netherlands tax code or, in the event the shareholder does have such a substantial interest, such interest is a business asset; and

    (c) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract to which enterprise the common shares are attributable.

In general terms, a substantial interest in our share capital does not exist if the shareholder alone or together with certain relatives does not own, and has not owned in the preceding five years, 5% or more of the aggregate paid-in capital or of the paid-in capital of any class of our shares.

Net Wealth Tax

Corporations and other entities are not subject to wealth tax.

In general, an individual shareholder will be liable for 0.7% Netherlands wealth tax regarding the common shares. A tax free threshold applies. Corporate shareholders are not subject to Netherlands net wealth tax. A non-resident individual shareholder is not subject to Netherlands net wealth tax with respect to the common shares, provided that:

    (a) the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the common shares are attributable; and

    (b) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract to which enterprise the common shares are attributable.

Gift and Inheritance Tax

In principle, liability for Netherlands gift tax or inheritance tax arises in respect of any gifts of common shares by, or inheritance of common shares from any person who resides at the time of the gift or death in the Netherlands.

A gift or inheritance of common shares from a non-resident shareholder will not be subject to Netherlands gift and inheritance tax, provided that;

    (a) the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the common shares are attributable;

    (b) the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract, the common shares being attributable to that enterprise; and

    (c) the non-resident shareholder makes a gift of shares and dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands at the moment of his death.

For the purposes of Netherlands gift and inheritance tax, a Netherlands national is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during the ten years preceding the date of the gift or death, as the case may be. In addition, for the purposes of Netherlands gift tax, a person not possessing Netherlands nationality is also deemed to be a Netherlands resident, irrespective of his nationality, if he was a Netherlands resident therein at any time in the twelve months preceding the time on which the gift was made.

SUMMARY OF NETHERLANDS TAX PROVISIONS APPLICABLE TO NETHERLANDS SECURITY HOLDERS

The following summary is intended as a general guide only. It is based on certain aspects of current Netherlands tax law, including jurisprudence and other regulations, in force on December 31, 1999, without prejudice to any amendments introduced at a later date and implemented with a possible retroactive effect. No conclusions may be drawn from the following summary as regards topics that have not been included in this summary. This summary only relates to prospective holders of common shares resident in the Netherlands for tax purposes who hold their common shares as investments, and not as assets to be realized in the course of a trade, and does not deal with certain categories of shareholders.

This summary does not deal with all categories of shareholders and is not intended as an exhaustive review of all tax aspects of holding our shares. Any shareholder who is in doubt about his tax position is strongly recommended to consult an appropriate professional tax advisor for information on the tax consequences that the purchase, ownership and disposition of our common shares may involve.

Dividend Tax

In general, under the 1965 Dividend Tax Act (Wet op de dividendbelasting 1965) we are required to withhold 25% dividend tax on distributions payable by us to our shareholders. The tax is withheld by us and paid to the Netherlands Tax Authorities. The dividend tax withheld by us can generally be credited against the Netherlands individual income tax and Netherlands corporate income tax.

Dividend tax does not apply to stock dividends that are debited from our share premium account, to the extent that the share premium account has been recognized as paid-in capital for Netherlands tax purposes.

We are generally not required to withhold dividend tax on dividend distributions when the dividend is paid to corporate shareholders whose shareholding qualifies for the participation exemption as defined in the 1969 Corporate Income Tax Act (Wet op de vennootschapsbelasting 1969). Furthermore, dividend tax is not levied when the dividend is paid to qualifying corporate shareholders resident in European Union Member States, provided that these corporate shareholders have a qualifying interest in our share capital, as defined in the 1965 Dividend Tax Act and certain other conditions are met.

Individual and Corporate Income Tax for Resident Shareholders

When shares are owned by individual shareholders who are resident, or deemed resident in the Netherlands, the taxation of income derived from the shareholding and/or capital gains realized on the disposal of the shares depends on various circumstances, including the tax status of the individual, the percentage of the interest in our share capital held by the individual, and certain other factors.

In general, a resident, or deemed resident, individual shareholder will be subject to Netherlands individual income tax on the income derived from the shareholding. Stock dividends, or bonus shares are not subject to Netherlands individual income tax, provided that the stock dividends are debited from our share premium account, as recognized for Netherlands tax purposes, and the shareholder does not have an enterprise to which the shares are attributable. For a resident or deemed resident individual shareholder, capital gains realized on the disposal of shares are generally not subject to Netherlands taxation, provided that the shareholder does not have an enterprise to which the shares are attributable; or a substantial interest in us as described below.

The resident, or deemed resident, individual shareholder who holds, or is deemed to hold, a substantial interest in our share capital, will in general be subject to Netherlands individual income tax on both dividend income derived from the shareholding and on capital gains realized on the disposal of the shares. Both the dividend income and capital gains will be taxed at a flat rate of 25%. In general, a substantial interest is considered to be held by a natural person when he or she together with his or her spouse holds a direct or indirect participating interest of 5% or more in our issued share capital. An option to obtain at least 5% of the shares or a certificate that gives the right to at least 5% of the profits also qualifies as a substantial interest. In this context, the term "spouse" refers to any partner with whom the taxpayer concerned has maintained a joint household for an uninterrupted period of at least six months during a single calendar year, and who is registered as a resident at the same address as the taxpayer concerned. Holders of common shares who do not hold a substantial interest themselves also come under the substantial interest regime if their spouse and/or first degree relatives and in-laws directly related to them do hold a substantial interest.

Provided that for Netherlands individual income tax purposes the shares constitute a source of income, interest payments relating to the financing of the acquisition of a substantial shareholding are generally deductible at a rate of 25%.

A resident, or deemed resident, individual shareholder who does not hold a substantial interest in us may use his dividend exemption of Nlg. 1,000 per annum, Nlg. 2,000 for married individuals.

When shares are owned by a corporate shareholder resident, or deemed resident, in the Netherlands, income derived from the shareholding and capital gains realized on the disposal of the shares are in principle subject to Netherlands corporate income tax, unless the shareholding qualifies for the participation exemption. In general the participation exemption applies when the shareholding constitutes at least 5% of our nominal issued and paid-in share capital.

Net Wealth Tax

Netherlands net wealth tax applies to individuals only. Individuals who are resident, or deemed resident, in the Netherlands are subject to Netherlands net wealth tax on their net assets, when those assets comprise our shares. The applicable tax rate is 0.7%. Certain exemptions are available and a tax-free allowance is applicable.

Gift Tax, Estate or Inheritance Tax

Gift tax and estate or inheritance tax is generally due in the Netherlands when shares are given as a gift or inherited, provided that the donor or deceased is or was a resident or is or was deemed resident of the Netherlands. Here certain deeming rules apply if the donor or deceased has, or had the Netherlands nationality and was, or has been a resident of the Netherlands. Gift tax and estate or inheritance tax is levied against the acquiring party. If the donor or deceased is not or was not a resident, or is not or was not deemed resident, of the Netherlands, no gift tax, or estate or inheritance tax will be levied, provided that the donor or deceased does not or did not own an enterprise, or an interest in an enterprise, whose business is entirety or partly carried on through a permanent establishment, or representative in the Netherlands, to which, or to whom, the shares are or were attributable. Furthermore, inheritance tax will be levied in case of a gift of shares by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands and such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands at the time of death.

Capital Tax

Capital tax at the rate of 0.9% will generally be due by our shareholders on payments on shares issued by us.

Taxes in the 21st Century

A legislative proposal on mainly individual income taxation was approved on February 1, 2000 by the Second Chamber of Parliament. After approval by the First Chamber of Parliament it will enter into force as of January 1, 2001.

This proposal will substantially change the taxation of investment income for Netherlands resident individual shareholders not holding a substantial interest in the common shares. Tax at a rate of 30% will be based on a fictitious yield of 4% of the average market value of the common shares minus associated debt. The fictitious yield will apply irrespective of actual income or capital gains.

The existing net wealth tax will be abolished.

The Netherlands income tax position for individuals holding our shares not resident in the Netherlands will in principle remain unaltered.

SUMMARY OF US FEDERAL TAX PROVISIONS APPLICABLE TO UNITED STATES SECURITY
HOLDERS

The following is a general description of the material United States federal income tax consequences of the ownership and disposition of the common shares. This discussion does not purport to deal with all aspects of U.S. federal income and estate taxation that may be relevant to holders in view of their particular circumstances, nor does it deal with holders subject to special rules, such as dealers in securities or currencies, financial institutions, tax exempt organizations, insurance companies, persons holding common shares as part of a hedging or conversion transaction or a straddle or holders of common shares whose "functional currency" is not the U.S. dollar. Furthermore, this discussion is based on current provisions of the Internal Revenue Code, and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly with retroactive effect. Prospective holders of common shares should consult their own tax advisors as to the application of the U.S. federal income tax laws to their particular situation as well as any state, local and foreign tax consequences of the ownership and disposition of the shares.

As used in this prospectus, "U.S. Holder" means a beneficial owner of shares that is (i) an individual who is a citizen or resident of the U.S., (ii) a corporation, partnership or other entity created or organized in the U.S. or under the laws of the U.S. or of any state thereof, (iii) an estate the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source, (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or some trusts in existence on August 20, 1996 that were treated as U.S. persons under the law in effect immediately prior to that date and that make a valid election to be treated as a U.S. person or (v) any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of the common shares.

Taxation of Dispositions

A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of the shares in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the shares. For these purposes, a U.S. Holder's tax basis in the shares generally will equal the U.S. dollar cost of such shares to such U.S. Holder. Gain or loss realized by a U.S. Holder on such sale or other disposition generally will be treated as capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. Any such gain generally would be treated as U.S. source income for U.S. foreign tax credit purposes. Net long-term capital gain recognized by a U.S. Holder who is an individual generally is subject to a maximum U.S. federal income tax rate of 20%. The deduction of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors in this regard.

Taxation of Dividends

The gross amount of any distribution, including any Netherlands taxes withheld therefrom, with respect to the shares generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the shares, and to the extent that such distribution exceeds the U.S. Holder's adjusted tax basis in the shares such excess will be taxed as capital gain. Distributions treated as dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code. If a U.S. Holder receives a dividend in Netherlands guilders or in Euros, the amount of the dividend for U.S. federal income tax purposes will be the U.S. dollar value of the dividend, determined at the spot rate in effect on the date of such payment, regardless of whether the payment is later converted into U.S. dollars. In the case of such later conversion, the U.S. Holder may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted to U.S. dollars.

Credit for Foreign Taxes Withheld

Subject to certain conditions and limitations set forth in Sections 901 and 904 of the Code, including certain holding period requirements, foreign tax withheld or paid with respect to dividends on common shares generally will be eligible for credit against a U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. U.S. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign, including Netherlands, taxes withheld.

Passive Foreign Investment Company

The foregoing discussion assumes that we are not currently, and will not be in the future, classified as a "passive foreign investment company," or PFIC, within the meaning of the Internal Revenue Code. Based on our current and projected income, assets and activities, we do not believe we will be classified as a PFIC for our current or any succeeding taxable year. However, if during any taxable year, 75% or more of our gross income consists of certain types of "passive" income, or if the average value during a taxable year of our "passive assets," which generally are assets that produce passive income or assets held for the production of passive income, is 50% or more of the average value of all assets held by us, we will be classified as a PFIC for that year and in succeeding years.

If we were classified as a PFIC, a U.S. Holder holding common shares generally would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of the shares or upon the receipt of certain dividends, unless such U.S. Holder makes an election (1) to be taxed currently on its pro rata portion of our income and gain, whether or not we distribute such income or gain in the form of dividends or otherwise, or (2) to mark its shares to market by accounting for any difference between such shares' fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular situation.

Backup Withholding

In general, information reporting requirements will apply to dividends paid in respect of the common shares and the proceeds received on the disposition of the shares paid within the United States (and in certain cases, outside the United States) to U.S. Holders, and such amounts may be subject to a 31% U.S. backup withholding tax. Backup withholding will not apply, however, to a U.S. Holder who (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or (2) furnishes a correct taxpayer identification number or certificate of foreign status and makes certain other required certifications as provided by the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

SUMMARY OF US FEDERAL TAX PROVISIONS APPLICABLE TO NON-UNITED STATES SECURITY HOLDERS

Holders of our shares that are not U.S. Holders ("Non-U.S. Holders") generally will not be subject to U.S. federal income taxes, including U.S. withholding taxes, on any gain realized on a sale, exchange or other disposition of the shares unless, in the case of such sale, exchange or other disposition of the shares, (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and is attributable to a permanent establishment maintained in the United States by such Non-U.S. Holder, if an applicable tax treaty so requires as a condition for such Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of shares, or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met.

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received on common shares, unless such income is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and is attributable to a permanent establishment maintained in the United States by such Non-U.S. Holder, if an applicable tax treaty so requires as a condition for such Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from the shares.

Non-U.S. Holders may be required to comply with certification procedures in order to establish non-U.S. status for purposes of the information reporting and backup withholding rules. Treasury regulations recently issued by the IRS, that are scheduled to be effective for payments after December 31, 2000, modify such certification procedures in certain respects. Prospective investors should consult their own tax advisors regarding the certification requirements for Non-U.S. Holders owning shares.

The discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in United States federal and other tax laws.


ITEM 8.  SELECTED FINANCIAL DATA

         Incorporated herein by reference is Exhibit 1 to this Form 20-F entitled "Financial Highlights and Selected Comparative Financial Data."

         The following table sets forth the exchange rates between euros and dollars for the past five years, using the U.S. dollar equivalent of 2.20371 Netherlands guilders, the permanently fixed guilder equivalent of 1 euro, as the exchange rate between euros and dollars for periods prior to the introduction of the euro on January 1, 1999. The exchange rates are derived from the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

                                                         U.S. DOLLAR EQUIVALENT
                                                         ----------------------

Year Ended December 31,                       Average              High              Low           Period close
-----------------------                       -------              ----              ---           ------------
1995                                          1.3736              1.4392            1.2566           1.3742

1996                                          1.3079              1.3762            1.2592           1.2751

1997                                          1.1173              1.2737            1.0406           1.0866

1998                                          1.1109              1.2147            1.0549           1.1741

1999                                          1.0627              1.1812            1.0016           1.0070

         We have not paid dividends on our common shares in any of the last five years.


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         See "Item 1-Description of Business- Issues and Risks" for important factors that could cause our actual results to differ materially from those contained in any forward-looking statement in the "Management's Discussion and Analysis of Financial Condition and Result of Operations."

OVERVIEW

         We are a leader in the design, manufacture and sale of equipment and solutions used to produce semiconductor devices. Our production equipment and solutions are used by both the front-end and back-end segments of the semiconductor market. We were incorporated under the laws of the Netherlands in 1968. Throughout our history, we have conducted business through subsidiaries located worldwide. We established our operations in Hong Kong in 1975, in the United States in 1976, in Japan in 1982, and in Finland in 1999 through the acquisition of Microchemistry Ltd. We completed our initial public offering in the United States in 1981 and a secondary public offering in the United States in 1983. Our common shares were listed on the AEX-Stock Exchange in Amsterdam in 1996.

         We conduct our back-end operations through ASM Pacific Technology, which was our wholly-owned subsidiary until 1988, when we completed an initial public offering of 25% of its shares on the Hong Kong Stock Exchange. We have since sold shares of ASM Pacific Technology on the open market, and as of December 31, 1999, we owned 50.01% of its outstanding shares. ASM Pacific Technology expanded operations with significant new production facilities in Shenzhen, China in 1989 and Singapore in 1990, and is in the process of completing new plants in China and Malaysia which we expect will become operational during 2000.

         The sales cycle from quotation to shipment for our front-end equipment generally ranges from five to nine months, depending on capacity utilization and the urgency of the order. The acceptance period after installation may be as short as four to five weeks. If customers are unfamiliar with our equipment or are receiving new product models, the acceptance period may take as long as ten weeks. The sales cycle is longer for equipment which is installed at the customer's site for evaluation prior to sale. The typical trial period ranges from six months to one year after installation.

         The sales cycle for back-end products typically is shorter than for front-end. Generally, the majority of our back-end equipment is built in standard configurations. We build back-end products that are approximately 85% complete in anticipation of customer orders. Upon receipt of a customer's order and specifications, the remaining 15% of the manufacturing is completed. This allows us to complete the assembly of our equipment in a short period of time. We therefore require between two to six weeks for final manufacturing, testing, crating, and shipment of our back-end equipment. Our back-end customers' acceptance periods generally are shorter than those for front-end equipment. We provide installation, training and technical support to our customers with local staff in all of our major markets.

         We generally recognize revenue from the sale of products at the time of shipment following an acceptance process at our own facilities. We rarely experience equipment returns. We accrue costs for installation and warranty when we recognize corresponding sales. We recognize revenue for services when we perform the services.

         Our front-end sales are primarily concentrated in the United States, Europe, Japan and Southeast Asia. During 1999, equipment shipped to destinations in these regions accounted for sales of (euro)52.1 million, 40.5 million,
(euro)42.0 million, and (euro)47.1 million, respectively. Our back-end sales, which approximated (euro)232.8 million, are concentrated in Asia. Our ten largest customers in 1999 accounted for approximately 43% of total sales.

         We invested approximately (euro)47.1 million in research and development during 1999. As part of our research and development activities, we are engaged in various development programs with customers and institutes that allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. We expense rather than capitalize our research and development expenses. We charge to costs of sales the costs which relate to prototype and experimental models which we subsequently sell to customers.

         Our reported research and development expenses are after research and development credits, which approximated (euro)3.3 million in 1999. Our Netherlands and Singapore operations receive research and development grants and credits from various governmental sources. The research and development grants we received in the Netherlands are contingently repayable to the extent we recognize sales of products to which the credit was related. These repayments vary and range from 1.0% to 4.0% of the realized sales, depending on the products sold, up to the amounts of the grants plus interest. Our actual and contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. Our contingent liability related to these possible repayments approximated (euro)11.9 million at December 31, 1999.

         In 1999, we merged the manufacturing activities of ASM America with those of ASM Europe. The combined manufacturing activities are now located at our ASM Europe location. As a consequence, we reduced ASM America's number of employees by approximately 75, all of which were in manufacturing. Concurrently, we added approximately 50 new positions at ASM Europe. In the first quarter of 1999 we incurred a one-time charge of approximately (euro)3.9 million for redundancy, write-offs and occupancy costs. The remaining accrual at December 31, 1999 totaled (euro)2.5 million. We expect to utilize the majority of the remaining accrual in 2000. We expect to recover these costs through synergies and efficiencies by year-end 2000. Subsequent to 2000 we expect that the restructuring will have a positive impact on earnings and cash flows. Recently, ASM America began to manufacture the Polygon, a new product line for clustering CVD processes.

         Effective in July 1999, we purchased all of the outstanding shares of Microchemistry, a company located in Finland, for an approximately (euro)3.9 million promissory note convertible at $10.00 per share into our common shares and renamed the company ASM Microchemistry. Prior to our purchase, Microchemistry developed the process to grow or deposit films one layer at a time by means of ALCVD, and marketed ALCVD processes to manufacturers of flat panel displays and tape magnetic head products. Following our acquisition, ASM Microchemistry is shifting its focus to manufacturers of semiconductor devices.

         In December 1999, we purchased a 24% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment. The technology supplied by NanoPhotonics allows for the integration of high-resolution, ellipsometric thin film metrology directly in a wafer-processing tool. We believe that this investment will enable us to equip our batch and single wafer equipment with integrated thin film metrology.

         As of December 31, 1999, we had net operating loss tax carryforwards of
(euro)275 million which we can apply against earnings reported in the United States and the Netherlands.

         The market value of our investment in ASM Pacific Technology at the end of 1999 was approximately (euro)333.9 million, which is substantially higher than the market value at the end of 1998, which was approximately (euro)70.3 million).

RESULTS OF OPERATIONS

         The following table sets forth in millions of Euros certain items from our consolidated statement of operations:

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    -----------------------
                                                                             1997           1998             1999
                                                                             ----           ----             ----
     Net sale front-end....................................                 152.6         132.9             181.7
     Net sales back-end.....................................                169.0         155.2             232.8
     Net sales..............................................                321.6         288.1             414.5
     Cost of sales..........................................               (182.3)       (179.3)           (244.5)
     Gross profit...........................................                139.3         108.8             170.0
     Operating expenses:
       Selling, general and administrative..................                (74.7)        (60.0)            (83.5)
       Research and development, net........................                (39.0)        (36.3)            (47.1)
       Litigation settlement................................                (79.6)

          Total operating expenses..........................                (193.3)        (96.3)            (130.6)
     Earnings (losses) from operations......................                 (54.0)         12.5              39.4
     Net interest and other financial income (expenses).....                  (3.2)         (5.4)             (8.6)
     Income taxes...........................................                  (2.8)         (0.6)             (1.3)
     Minority interest in net earnings of subsidiaries......                 (10.5)         (6.3)            (18.4)
     Net earnings (loss)....................................                 (70.5)          0.2              11.1

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         Net Sales. While the market for semiconductor equipment was still weak in the first quarter of 1999, net sales increased in both front-end and back-end segments during the second through fourth quarters of 1999 and consolidated sales increased by 43.9% in 1999 compared to 1998. Front-end sales increased 36.8% from (euro)132.9 million in 1998 to (euro)181.7 million in 1999. Back-end sales increased 49.9% from (euro)155.2 million in 1998 to (euro)232.8 million in 1999. The front-end sales increase was primarily due to higher sales of our Eagle 10 products. The back-end sales increase was primarily due to increased sales of equipment and to a lesser extent, leadframes. Pricing in the leadframe market, which was depressed in 1998, improved in 1999.

         Gross Profit. Our consolidated gross profit increased from 37.8% of net sales in 1998 to 41.0% of net sales in 1999. The front-end business gross profit increased from 39.4% of net sales in 1998 to 40.5% of net sales in 1999, while the back-end business gross profit grew from 36.4% of net sales in 1998 to 41.4% of net sales in 1999. Semiconductor equipment market growth in the second half of 1999 led to an easing of pricing pressures experienced during 1998. In addition, our introduction of new process technology helped improve our margins, as did a technology lead in the wire bonder market.

         Selling, General and Administrative. To keep pace with the general semiconductor market expansion and to meet increasing customer orders in 1999, selling, general and administrative expenses increased from (euro)60.0 million in 1998 to (euro)83.5 million in 1999. Front-end and back-end selling, general and administrative expenses increased from (euro)30.2 million and (euro)29.8 million in 1998 to (euro)48.9 million and (euro)34.6 million in 1999. Increased costs primarily reflected expansion in personnel and the restructuring of the ASM America manufacturing operations. However, selling, general and administrative expenses as a percentage of net sales declined from 20.8% in 1998 to 20.1% in 1999.

         Research and Development. Research and development expenses increased by 30.0% from (euro)36.3 million in 1998 to (euro)47.1 million in 1999. Front-end research and development expenses increased by 23.4% from (euro)23.7 million in 1998 to (euro)29.3 million in 1999 while back-end research and development expenses increased 42.3% from (euro)12.6 million in 1998 to
(euro)17.8 million in 1999. Net research and development expenses declined from 12.6% of net sales in 1998 to 11.4% of net sales in 1999.

         Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) increased by 60.9% from an expense of
(euro)5.4 million in 1998 to an expense of (euro)8.6 million in 1999 due to the repayment of a non-interest bearing short-term loan which became due in November 1998 with an interest-bearing, longer term loan with warrants. In addition, in October 1999 we issued a zero-coupon $14.9 million debenture with a maturity value of $20.0 million which accrued interest at 6% per annum, and which had warrants attached. We also borrowed more frequently on our revolving lines of credit to finance receivables and work-in-process which, on average, were larger in 1999 than in 1998.

         Taxes. We paid (euro)1.3 million in taxes during 1999, compared to
(euro)0.6 million in 1998. As of December 31, 1999, we have a (euro)275 million net operating loss carryforward which we can apply against future earnings reported in the United States and the Netherlands.

         Net Earnings. Our net earnings in 1999 were approximately (euro)11.1 million compared to (euro)0.2 million in 1998. Our front-end operation reported a net loss approximating (euro)7.8 million in 1999, including the (euro)3.9 million restructuring charge incurred in connection with moving manufacturing operations from ASM America to ASM Europe. Our front-end operation's net loss in 1999 was larger than its net loss in 1998 approximating (euro)6.6 million. Our portion of our back-end operation's net earnings approximated (euro)18.9 million compared to (euro)6.8 million in 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         Net Sales. During 1998, the market for semiconductor equipment contracted significantly. Our net sales declined 10.4% from (euro)321.6 million in 1997 to (euro)288.1 million in 1998. Our net sales declined in both front-end and back-end segments. Front-end sales declined by 12.9% from (euro)152.6 million in 1997 to (euro)132.9 million in 1998. Net sales declined primarily because of declining sales of our plasma reactors and A600 UHV equipment. Net sales were also lower as a result of the divestment of some smaller product lines in 1997. Net sales of the back-end business declined 8.2% from (euro)169.0 million in 1997 to (euro)155.2 million in 1998. The back-end sales decrease was primarily due to a decrease in sales of leadframes. Pricing pressures were particularly severe in the leadframe market.

         Gross Profits. Our consolidated gross profits declined from 43.3% of net sales in 1997 to 37.8% of net sales in 1998. The front-end business gross profits declined from 44.8% of net sales in 1997 to 39.4% of net sales in 1998, while the back-end business' gross profits decreased from 40.1% of net sales in 1997 to 36.4% of net sales in 1998. Contraction of the semiconductor equipment market in 1998 increased competition and created pricing pressures which led to the decrease in gross profit.

         Selling, General and Administrative. Our selling, general and administrative costs declined by 19.6% from (euro)74.7 million in 1997 to (euro)60.0 million in 1998. Our selling, general and administrative costs declined from 23.2% of net sales in 1997 to 20.8% of net sales in 1998. During 1998, we took certain cost reduction measures. Our front-end business reduced the number of full-time employees from 860 at December 31, 1997 to 756 at December 31, 1998 to match the decline in manufacturing activity and to take advantage of outsourcing of non-critical activities.

         Research and Development. Research and development expenses declined by 7.0% from (euro)39.0 million in 1997 to (euro)36.3 million in 1998. In an effort to control costs during an industry downturn, we froze our hiring of research and development personnel during 1998. Research and development expenses were 12.6% of net sales in 1998, an increase compared to research and development costs of 12.1% of net sales in 1997. The increase as a percent of net sales was primarily due to lower net sales in 1998. Front-end research and development expenses declined from (euro)27.4 million in 1997 to (euro)23.7 million in 1998. Back-end research and development expenses increased from
(euro)11.6 million in 1997 to (euro)12.5 million in 1998.

         Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) increased by 65.2% from an expense of
(euro)3.2 million in 1997 to an expense of (euro)5.4 million in 1998 partly because of lower foreign currency transaction gains and partly as a consequence of the refinancing of a non-interest bearing short-term loan which became due in November 1998 with an interest-bearing longer term loan.

         Taxes. We paid (euro)0.6 million in taxes during 1998 compared to
(euro)2.8 million in 1997.

         Net Earnings. Our net earnings in 1998 approximated (euro)0.2 million compared to our net loss of (euro)70.5 million in 1997. The net loss in 1997 included a front-end operation litigation settlement expense of approximately
(euro)80.0 million. Our front-end business reported a net loss in 1998 of
(euro)6.6 million compared to the front-end net loss of (euro)82.0 million in 1997. Our portion of our back-end operation's net earnings was (euro)6.8 million in 1998 compared to (euro)11.5 million in 1997. Back-end earnings were 4.4% of back-end net sales in 1998 compared to a back-end net earnings margin of 6.8% in 1997.

BACKLOG

         Our backlog of orders booked increased from approximately (euro)52.8 million at December 31, 1998 to approximately (euro)183.7 million at December 31, 1999, of which a substantial majority was for deliveries in the first and second quarters of 2000. Our backlog at January 31, 2000 had grown to
(euro)240.5 million. Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to the next twelve months. In markets such as Japan it is common practice for letters of intent to be used in place of firm purchase orders. We sometimes allow customers to cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers' requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number.

LIQUIDITY AND CAPITAL RESOURCES

         Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and the arrangements governing our current indebtedness, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements.

         At December 31, 1999, our principal sources of liquidity consisted of
(euro)14.1 million in cash and cash equivalents and (euro)71.3 million in undrawn bank lines. (euro)10.3 million of the cash and cash equivalents and
(euro)46.8 million of the undrawn bank lines are restricted to use in our back-end operations.

         During 1999, operating activities generated a net cash inflow of
(euro)46.9 million as compared to (euro)26.0 million during 1998. The increase was primarily due to higher cash flow from operations, which was partially offset by a net outflow of (euro)7.9 million in other assets and liabilities in 1999 compared to a (euro)1.6 million outflow in 1998. These outflows resulted primarily from an increase in accounts receivable and inventories due to the increase in business activities in 1999. Cash flow used in investment activities amounted to (euro)26.8 million during 1999, a modest increase compared to
(euro)23.2 million in 1998. We expect to make investments in 2000 to complete new plants in Malaysia and China and to maintain front-end infrastructure.

         We entered into a Nlg. 45.0 million, 6% subordinated convertible loan on December 4, 1998 with three lenders. During 1999, all three lenders converted their loans into common shares which were subsequently listed on the AEX-Stock Exchange in Amsterdam.

         During 1998, we negotiated an extension of the original $80.0 million convertible note provided by Applied Materials following the settlement of the patent dispute in 1997. After paying Applied Materials $15.0 million in 1997 and $20.0 million in 1998, the remaining balance of $45.0 million of the initial interest-free subordinated convertible loan was replaced by an interest-bearing note for which we provided security. The note was repayable in two installments:
$10.0 million was paid in 1999 and the remaining $35.0 million is due on December 16, 2000. We expect to pay the remaining $35 million with the proceeds from an intended offering. In addition, we issued a warrant to Applied Materials to purchase 1.5 million of our common shares at a price of $5.375 per share. The warrant is currently exercisable.

         During 1998, we also negotiated an increase of Nlg. 15.0 million in our bank loans in the Netherlands. Also, a term loan of Nlg. 40.0 million which was due in November 1999 was extended to November 2000. As part of the same agreement, the Nlg. 40.0 million overdraft facilities were given a fixed termination date in November 2000. In February 2000, our lender increased our overdraft facilities by Nlg. 35.0 million.

         On October 1, 1999, we placed 6% zero-coupon debentures with a maturity value of $20.0 million with a group of United States institutional investors. The debentures have a five year maturity and are not convertible. The debentures were discounted by 6% annual interest for a net purchase value of approximately $14.9 million. We used the proceeds of the debenture placement for general corporate purposes, including debt repayment and working capital.

         As part of the debenture purchase agreement, the investors received exercise warrants to purchase approximately two million common shares at an initial exercise price of $9.81375 and supplemental warrants to purchase 200,000 additional common shares at the same price. The exercise warrants provided that if our share price closed above approximately $20.44 for twenty consecutive trading days, we could require the exercise of the warrants. We forced exercise of the exercise warrants in February 2000. We issued 2,037,957 common shares upon exercise of the exercise warrants. The exercise price paid by the investors consisted of the cancellation of all the outstanding debentures with an accrued value of approximately $15.2 million and approximately $4.8 million paid in cash.

         The front-end business finances its operations from the cash flows derived from its business activities and from collateralization of fixed and current assets.

         Back-end operations are entirely self-financed by ASM Pacific Technology. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end operations.

         We support borrowings of our front-end subsidiaries with guarantees and we have mortgaged our land and buildings and pledged trade receivables and inventory in the Netherlands and pledged our shareholdings in our primary front-end subsidiaries and in ASM Pacific Technology to secure our front-end borrowings. The market value of our investment in ASM Pacific Technology at the end of 1999 was approximately (euro)333.9 million, which is substantially higher than the market value at the end of 1998, which was approximately (euro)70.3 million.

UPDATE ON YEAR 2000 COMPLIANCE

         We did not experience any material difficulties in connection with the changeover to the year 2000. Our in-house systems were switched off during the actual changeover and a phased start-up of our systems and networks on January 1, 2000 did not reveal any issues, nor did the later normalized use of these systems and networks. Access to and operation of our facilities were not compromised.

         We were asked to assist, and assisted, in the start-up of some older units in our worldwide installed base. We are not aware of any millennium-related disruption in connection with our products.

         We estimate the total cost of our year 2000 compliance program at approximately (euro)1.2 million, not including investments in software upgrades that we had previously planned and accelerated in connection with the year 2000.


ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

         We are exposed to currency fluctuations, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the Euro. To the extent that these fluctuations affect the value of our investments in our affiliates, they are not hedged. The cumulative effect of these fluctuations are separately reported in shareholders' equity and 1999 showed a positive movement of (euro)9.5 million.

Currency

         Currency fluctuations that affect operating cash flows are hedged as a policy. We view exposures on a consolidated basis and sell off or cover excess or short positions, using spot or forward contracts which are entered into with commercial banks of good standing.

         The operations of our subsidiaries are generally financed with debt issued in our subsidiaries' respective functional currencies. Thus, we believe we do not have significant currency exposure related to our borrowings.

Interest Rates

         A considerable percentage of our outstanding debt bears interest which is typically variable in nature. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. Therefore, an adverse change in the average interest rate from 7% to 8% on the portion of our debt bearing interest at variable rates would result in an annual increase in interest expense of approximately (euro)1.2 million at December 31, 1999 borrowing levels.

         The Netherlands, our country of domicile, is one of the countries that participates in the use of the Euro, the new currency unit that has been available since January 1, 1999. Until 2002, the participating countries will allow both the Euro and local currencies as legal tender. However, we expect that most businesses will convert sooner rather than later, stimulated by the development of a Euro denominated capital market for both public and private funding. Our European operations will therefore use the Euro as their functional currency as soon as possible after its introduction. The actual introduction is not critical for our business but will depend on availability of reliable software for accounting, payroll and other internal functions and will be achieved over a period of time, but before 2002. The introduction of the Euro will not significantly affect our currency profile or rate as the Euro has a fixed exchange risk against the Netherlands guilder.

         Effective for fiscal year 1999, we changed our reporting currency from Netherlands guilders to Euros. Prior year balances have been restated based on the fixed exchange rate of (euro)1.00 to Nlg. 2.20371. The comparative balances reported in Euros depict the same trends as would have been presented if we had continued to present balances in Netherlands guilders. Balances for periods prior to January 1, 1999 are not comparable to the balances of other companies that report in Euros but restated amounts from a different currency than Netherlands guilders due to the fixing of the exchange rate between the Euro and the currencies of participating countries. See Note A of the Consolidated Financial Statements.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

The names of our directors and executive officers and those of some of our subsidiaries and the years of their birth are as follows:

      NAME                                      YEAR OF BIRTH                         POSITION
      ----                                      -------------                         --------
      Paul C. van den Hoek*                         1939          Chairman of the Supervisory Board
      Jacobus den Hoed RA*                          1937          Supervisory Director
      Ferdinand C. Rauwenhoff*                      1930          Supervisory Director
      Frans W. Saris                                1942          Supervisory Director
      Arthur H. del Prado                           1931          Chairman of Management Board, President and Chief
                                                                  Executive Officer
      Patrick Lam See-Pong                          1948          Member of the Management Board, Vice President Asian
                                                                  Operations and Managing Director of ASM Pacific
                                                                  Technology
      Daniel Queyssac                               1940          Chief Operating Officer of Front-end Operations and
                                                                  President of ASM America
      Rinse de Jong                                 1948          Vice President of Finance and Chief Financial Officer
      Fukumi Tomino                                 1949          Vice President Japanese Operations and Managing
                                                                  Director of ASM Japan
      Hans Wunderl                                  1951          General Manager and Executive Vice President of ASM
                                                                  America
      Ernst Granneman                               1946          Business Unit Manager for Rapid Thermal Processing
      Ivo Raaijmakers                               1957          Director of Research and Development and Chief
                                                                  Technology Officer of Front-end Operations
      Han Westendorp                                1956          General Manager of ASM Europe

* Member of Audit Committee

         Paul C. van den Hoek became a Supervisory Director in March 1981 and is now Chairman of the Supervisory Board. Mr. van den Hoek is a partner in the European law firm of Stibbe Simont Monahan Duhot, which is our general legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek further serves on the boards of directors of various European companies.

         Jacobus den Hoed RA became a Supervisory Director in June 1999. Mr. den Hoed is a certified accountant. He joined AKZO Nobel N.V., a global chemical company in 1969, and served in various financial management positions, most recently as Vice President and Chief Financial Officer from 1996 to 1998 when he retired. Mr. den Hoed serves on the boards of directors of various European companies and since 1998 as a member of the board of directors of the International Accounting Standards Committee, or IASC.

         Ferdinand C. Rauwenhoff became a Supervisory Director in October 1991 and Vice-Chairman in 1999. Mr. Rauwenhoff holds an Engineering degree in physics from Delft Technical University as well as a law degree from Leiden University. He joined Philips in 1958 and served in various executive capacities worldwide. In 1984 he was appointed chairman of the senior management committee of the Netherlands Philips Companies, and retired in October 1990. Mr. Rauwenhoff further serves on the boards of directors of various European companies.

         Frans W. Saris became a Supervisory Director in June 1987. Professor Saris was the director of the FOM Institute of Atomic and Molecular Physics in Amsterdam from 1986 until 1995 and is now Director of the Netherlands Energy Research Foundation at Petten, the Netherlands. He has served us as a consultant in a number of technological areas. He holds a doctorate degree from Leiden University in physics and is currently a professor of physics at the University of Utrecht. Mr. Saris will retire at our annual meeting of shareholders in 2000. He is not available for an additional term as Supervisory Director.

         Arthur H. del Prado, our founder, has served as a Managing Director, President and Chief Executive Officer since our formation in 1968. Mr. del Prado is also a founder of ASM Lithography N.V. through a joint venture with Philips Electronics N.V. He serves as a director of MEDEA, and previously served for many years as a director of its predecessor, JESSI. Mr. del Prado further serves on the board of directors of various European companies and on the board of the Netherlands-Japanese Trade Federation.

         Patrick Lam See-Pong became Vice President of our Asian Operations in March 1981 and a Managing Director in June 1995. Mr. Lam has been employed in various capacities with us since 1975. He holds a B.Sc. degree in electrical engineering from the University of Manitoba in Canada and an MBA from the Chinese University of Hong Kong.

         Daniel Queyssac joined us as Chief Operating Officer for front-end operations and President of ASM America in November 1996. Mr. Queyssac joined us after a career at Motorola and SGS Thomson, now STMicroelectronics. His previous positions included Vice President and Assistant General Manager of the New Venture Group of SGS Thomson Microelectronics from 1993 to 1996, and President of SGS Thomson Microelectronics in Phoenix, Arizona from 1980 to 1991.

         Rinse de Jong joined us as Vice President of Finance and Chief Financial Officer in February 1997. Mr. de Jong is a registered accountant. He previously held senior management positions in Corporate Controlling, Treasury and Corporate Finance at Reed Elsevier, the Anglo-Netherlands publishing group, from 1978 to the end of 1996.

         Fukumi Tomino became Vice President Japanese Operations and Managing Director of ASM Japan in 1994 after having held roles in sales, marketing, engineering and process development since the founding of ASM Japan in 1982. He holds a Bachelor's Degree in electro-communication from the University of Electro-Communication (Tokyo).

         Hans Wunderl joined us in January 1991 as Director-Technical Operations of the A-600 business unit. Mr. Wunderl started his international career at Data General in the United States, France and the Netherlands and worked previously at IBM in the Netherlands. In November 1992, Mr. Wunderl became General Manager of ASM Europe located in Bilthoven, the Netherlands and in July 1999 he became General Manager and Executive Vice President of ASM America. Mr. Wunderl holds an engineering degree in electronics from the Technical University in Eindhoven.

         Ernst Granneman became Business Unit Manager for Rapid Thermal Processing in July 1999. He previously served as Director of Research and Development and Chief Technology Officer for our front-end businesses from May 1992 to July 1999. Mr. Granneman joined us in October 1984 as Director of Research and

Development for ASM Europe, and previously was employed at the Institute of Atomic and Molecular Physics in Amsterdam, the Netherlands. Mr. Granneman also serves as a part-time professor at the Technical University at Delft, the Netherlands. Mr. Granneman holds an engineering degree in physics from the Technical University at Delft and a doctorate degree in physics from the University of Amsterdam.

         Ivo Raaijmakers became Director of Research and Development and Chief Technology Officer of Front-end Operations in July 1999. He served as Vice President of Development for ASM America from July 1996 to July 1999. He previously held various positions of increasing responsibility in technology development and management at Philips Research Labs, Novellus and Applied Materials since 1982, most recently with Applied Materials from 1993 to 1996. Mr. Raaijmakers holds a Ph.D. and Master's Degree in Physics from Eindhoven University of Technology in the Netherlands.

         Han Westendorp joined us as General Manager of ASM Europe in July 1999. Mr. Westendorp worked in various management capacities at Tokyo Electron Massachusetts from 1991 to mid-1999, most recently as Vice President of Metal CVD and Administration General Manager. Before joining Tokyo Electron, he worked with us on the development of our ion implantation technology. Mr. Westendorp holds a Ph.D. in Physics and Mathematics from the University of Utrecht in the Netherlands.

         Under Netherlands law, supervisory directors have the duty to supervise and advise the managing directors. The supervisory directors are appointed by our shareholders generally for terms of four years. The supervisory directors can be re-elected twice, but are subject to mandatory retirement under Netherlands law at the age of 72.

         The managing directors are entrusted with our management under the supervision of the supervisory board and have the general authority to enter into binding agreements with third parties. Managing directors serve for indefinite terms and are appointed and dismissed by the shareholders, but they may also be suspended by the supervisory board. Compensation of managing directors is determined by the supervisory board. Currently, our managing directors are Arthur H. del Prado and Patrick Lam See-Pong.

         Our other officers serve at the discretion and under the direction of the managing directors.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth as to all executive officers and directors as a group information concerning all remuneration from us (including our subsidiaries) for services in all capacities during the fiscal year ended December 31, 1999:



                                                   CASH AND CASH-EQUIVALENT FORMS OF REMUNERATION

                                                                     Insurance Benefits or Reimbursement,
                                    Salaries and Directors' Fees            Personal Benefits (1)
                                    ----------------------------     ------------------------------------
All directors and officers as a       (euro) 2,292,597                 (euro) 474,957
group (13 persons)

-------------------------

(1) Includes payments for personal pension plans.


 ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         We have granted stock options to certain key employees. For information regarding such options, incorporated herein by reference is Note P of the Notes to Consolidated Financial Statements appearing elsewhere herein. Options to purchase 1,372,000 common shares are held by our executive officers and directors at

December 31, 1999. As of February 29, 2000, options to acquire 1,242,000 common shares were held by executive officers and directors at exercise prices ranging from $0.25 to $8.867, with expiration dates from November 15, 2002 to November 10, 2008, and 130,000 at exercise prices ranging from (euro) 7.20 to (euro) 8.44, with expiration dates from September 10, 2005 to February 1, 2007.


ITEM 13. CERTAIN TRANSACTIONS

         In December 1999 we acquired 24% and our President acquired 44.5% of the outstanding equity of NanoPhotonics, a German supplier of precision metrology equipment. We have a five-year option to purchase our President's 44.5% interest at the price he paid in the initial transaction. In exchange for this option, we granted him a five-year option to purchase 25,000 of our common shares at $15.4375 representing fair market value at the date the option was granted. Our President entered into this transaction at our request in order to enable NanoPhotonics to retain certain beneficial financing arrangements. See Note E of Notes to Consolidated Financial Statements.


PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not applicable


PART III


ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         Not applicable.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         Not applicable


PART IV

ITEM 17. FINANCIAL STATEMENTS

         Not applicable


ITEM 18. FINANCIAL STATEMENTS

         The following financial information is incorporated herein from
Exhibit 2 attached to this Form 20-F:

1.       1999 and 1998 Consolidated Balance Sheets.

2.       1999, 1998 and 1997 Consolidated Statements of Operations.

3.       Consolidated Statements of Shareholders' Equity for 1999, 1998 and
         1997.

4.       1999, 1998 and 1997 Consolidated Statements of Cash Flows.

5.       Notes to Consolidated Financial Statements.

6.       Report of independent auditors.

         Additionally, Schedules III and VII are attached hereto and incorporated by reference.

         In particular, Schedule III discusses and discloses relevant information regarding restrictions which limit the availability of retained earnings, net income for dividend purposes, and other fund transfers from subsidiaries to ASM International.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

a.       Financial Statements.  Reference is made to Item 18.

b.       Exhibits

         1.       Financial Highlights and Selected Comparative Financial Data.

         2.       Financial Statements.

         3.       Consent of Deloitte & Touche Accountants to Schedules.

         4.       Consent of Deloitte & Touche Accountants to Financial
                  Statements.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to Shareholders to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ASM INTERNATIONAL N.V.



Date:    March 14, 2000                      /s/ Arthur H. Del Prado
                                             ------------------------------
                                                 Arthur H. del Prado
                                                 Managing Director and
                                                 Chief Executive Officer

                                  SCHEDULE III
     CONDENSED FINANCIAL STATEMENTS ASM INTERNATIONAL N.V., HOLDING COMPANY


                                                                       (Thousands of Euro)

Condensed Balance Sheets of ASM International, N.V.
---------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                          December 31,
                                                               1997           1998           1999
-------------------------------------------------------------------------------------------------------
Assets:
Total current assets                                          16,057         14,235         21,865
Investment in subsidiaries                                    64,752         66,895         90,707
Total noncurrent assets                                       29,232         30,991         42,800
-------------------------------------------------------------------------------------------------------
                                                             110,041        112,121        155,372
-------------------------------------------------------------------------------------------------------
Liabilities & shareholders' equity:
-----------------------------------
Total current liabilities                                     70,728         19,670         87,947
Total noncurrent liabilities                                  23,293         71,987          1,873
-------------------------------------------------------------------------------------------------------
Total liabilities                                             94,021         91,657         89,820
Shareholders' equity                                          16,020         20,464         65,552
-------------------------------------------------------------------------------------------------------
                                                             110,041        112,121        155,372
-------------------------------------------------------------------------------------------------------

Condensed Statement of Earnings ASM International N.V
-----------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
                                                                1997           1998           1999
-------------------------------------------------------------------------------------------------------
Earnings/(losses) subsidiaries                               (65,679)         4,871         18,786
Losses ASM International                                      (4,797)        (4,639)        (7,687)
-------------------------------------------------------------------------------------------------------
Net earnings (loss)                                          (70,476)           232         11,099
-------------------------------------------------------------------------------------------------------

Condensed Cash Flow Statement ASM International N.V.
----------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
                                                                1997           1998           1999
-------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating, financing or
activities                                                   (13,003)           623          1,565
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of the year        13,023             20            643
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the year                  20            643          2,208
-------------------------------------------------------------------------------------------------------

         Notes to condensed Financial Statements of ASM International N.V.:

         Restrictions which limit the availability of retained earnings, net income for dividend purposes and other funds transfers from subsidiaries to ASM International N.V. ("ASMI").

ASM Pacific Technology Limited ("ASMPT")

         Subject to the availability of adequate funds, all the retained earnings of ASMPT group can be distributed to its shareholders, including ASMI, on a basis proportional to shareholdings of each shareholder. Such retained earnings at December 31, 1999 according to Hong Kong GAAP amounts to approximately HK$ 441.9 million. Other than the above, ASMPT group is prohibited from making loans or advances, other than trade receivables in the normal course of business, to ASMI under the Hong Kong Listing Rules. It should be noted that ASMPT group has pledged marketable securities of approximately HK$ 47 million, bank deposits of approximately HK$ 2 million and fixed assets of approximately HK$ 200 million as at December 31, 1999 to secure general banking facilities granted to the group. These assets will not be available for distribution without the prior consent of the banks.

                        SCHEDULE VII - VALUATION RESERVES
                               (Thousands of Euro)

Column A                         Column B          Column C        Column D         Column E      Column F

Class of valuation reserve       Balance at        Additions       Deductions       Currency      Balance at the
                                 Beginning of      charged to                       translation   end of period
                                 period            cost and                         effect
                                                   expenses
Allowance for doubtful
 Accounts

Year ended 12/31/99               1,839               14             (569)            148          1,432

Year ended 12/31/98               3,331            1,715           (3,188)            (19)         1,839

Year ended 12/31/97               1,112            2,359             (122)            (18)         3,331

Provision for inventory
 obsolescence

Year ended 12/31/99              10,131            2,029             (362)          1,281         13,079

Year ended 12/31/98               9,369            3,275           (2,067)           (446)        10,131

Year ended 12/31/97               9,875            2,719           (3,861)            636          9,369

                         [DELOITTE & TOUCHE LETTERHEAD]


Date                Reference
March 14, 2000      A. Sandler


INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated financial statements of ASM International N.V. as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated February 18, 2000. Our audits also included the financial statements schedules of ASM International N.V. relating to the Condensed Financial Statements ASM International N.V., Holding Company Schedule and the Valuation Reserves Schedule as included on the Form 20-F dated March 14, 2000. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


/s/  Deloitte & Touche Accountants