Form 20-F
period 2000-12-31
ASM INTERNATIONAL N V
filed 2001-03-09
CIK 351483

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F

[ ] Registration Statement pursuant to Section 12(b) or (g) of the Securities
    Exchange Act of 1934

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2000

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange
    Act of 1934
    For the transition period from____________ to

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

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 48,797,346 common shares; no preferred shares.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes   X                 No
             -----

         Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17___     Item 18   X
                                 ---

                                     Part I.

Item 1. Identity of Directors, Senior Management and Advisors

         Not Applicable

Item 2. Offer Statistics and Expected Timetable

        Not Applicable

Item 3. Key Information

A. Selected Consolidated Financial Data

You should read the following selected financial data in conjunction with "Operating and Financial Review and Prospectus" and our financial statements and the notes thereto included elsewhere in this report. The selected consolidated financial data presented below as of December 31, 1999 and 2000 and for each of the three years ended December 31, 2000 have been derived from the audited consolidated financial statements of ASM International included elsewhere herein. The selected consolidated financial data presented below as of December 31, 1996, 1997 and 1998 and for each of the two years in the period ended December 31, 1997 have been derived from the audited consolidated financial statements of ASM International which are not included herein.

                                                        1996          1997          1998          1999          2000
                                                        ----          ----          ----          ----          ----
                                                                 (Euros in thousands, except per share data)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Net sales .......................................    E 298,695     E 321,582     E 288,111     E 414,495     E 935,212
Costs of sales ..................................     (164,833)     (182,259)     (179,326)     (244,485)     (518,027)
                                                     ---------     ---------     ---------     ---------     ---------
Gross profit ....................................      133,862       139,323       108,785       170,010       417,185
Operating expenses:
  Selling, general and administrative ...........      (62,744)      (74,675)      (59,924)      (83,170)     (147,318)
  Research and development, net .................      (26,137)      (39,000)      (36,277)      (47,145)      (73,800)
  Amortization of Goodwill ......................           --            --           (93)         (340)       (4,295)
  Litigation settlement .........................           --       (79,669)           --            --            --
                                                     ---------     ---------     ---------     ---------     ---------
     Total operating expenses ...................      (88,881)     (193,344)      (96,294)     (130,655)     (225,413)
                                                     ---------     ---------     ---------     ---------
Earnings (loss) from operations .................       44,981       (54,021)       12,491        39,355       191,772
                                                     ---------     ---------     ---------     ---------     ---------
Net interest and other financial income
  (expenses) ....................................       (3,236)       (3,239)       (5,350)       (8,608)       (1,595)
Income taxes ....................................       (2,032)       (2,761)         (648)       (1,274)      (22,830)

Minority interest ...............................       (8,674)      (10,455)       (6,261)      (18,374)      (69,285)
                                                     ---------     ---------     ---------     ---------     ---------
Net earnings (loss) before cumulative effect
 of change in accounting principle ..............    E  31,039     E (70,476)    E     232     E  11,099     E  98,062
Cumulative effect of change in accounting
 principle, net of tax ..........................           --            --            --            --        (3,790)
                                                     ---------     ---------     ---------     ---------     ---------
Net earnings (loss) .............................    E  31,039     E (70,476)    E     232     E  11,099     E  94,272
                                                     ---------     ---------     ---------     ---------     ---------
Basic net earnings (loss) per share .............
 Before cumulative change of accounting principle    E    0.98     E   (2.12)    E    0.01     E    0.30     E    2.09
 Cumulative change of accounting principle ......           --            --            --            --         (0.08)
                                                     ---------     ---------     ---------     ---------     ---------
Net earnings per share ..........................    E    0.98     E   (2.12)    E    0.01     E    0.30     E    2.01
                                                     =========     =========     =========     =========     =========
Diluted net earnings (loss) per share
 Before cumulative change of accounting principle    E    0.92     E   (2.12)    E    0.01     E    0.29     E    2.02
 Cumulative change of accounting principle ......           --            --            --            --         (0.08)
                                                     ---------     ---------     ---------     ---------     ---------
Net earnings per share ..........................    E    0.92     E   (2.12)    E    0.01     E    0.29     E    1.94
                                                     =========     =========     =========     =========     =========
Basic weighted average number of shares .........       31,566        33,232        33,794        37,301        46,810
Diluted weighted average number of
  shares ........................................       33,717        33,232        34,743        40,664        48,703

Proforma amounts assuming the new accounting
principle is applied retroactively(1)                   1996           1997           1998         1999          2000
                                                        ----           ----           ----         ----          ----
Net earnings (loss)                                    E30,103       E(70,720)       E 585       E 8,881       E98,062
Net earnings (loss) per share:
     Basic                                             E  0.95      E  (2.13)        E0.02       E  0.24       E  2.09
     Diluted                                           E  0.89      E  (2.13)        E0.02       E  0.23       E  2.02


(1) The cumulative effect of the change in the accounting principle relates to the effect on prior years of the impact of the adoption of Staff Accounting Bulletin 101. This Bulletin is effective as of January 1, 2001 and sets forth guidelines on the timing of revenue recognition of sales. The proforma amounts presented assumes that the new accounting principles have been applied retroactively.

                                                                                 DECEMBER 31,
                                                     -----------------------------------------------------------------
                                                        1996          1997          1998          1999          2000
                                                        ----          ----          ----          ----          ----
                                                      (Euros in thousands)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents........................      26,028         27,446        11,724        14,153       106,805
Total assets.....................................     277,704        328,589       282,950       425,035       777,940
Total debt.......................................      80,145        167,417       148,756       119,893        76,280
Total shareholders equity........................      80,808         16,020        20,464        65,552       308,322

                            Exchange Rate Information

         The following table sets forth, for each period indicated, the high and low exchange rates based on the noon buying rate in the city of New York for cable transfers payable in Euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the "noon buying rate." On February 20, 2001, the noon buying rate was 0.9096 Euros per United States dollar.

                          US Dollar Equivalent of Euro
                              (except where noted)

                                                            Months of
--------------------------------------------------------------------------------------------------------------
                           8/00           9/00            10/00          11/00          12/00           1/01
High                       0.9228         0.8993          0.8806         0.8694         0.9388          0.9535
Low                        0.8878         0.8462          0.8270         0.8382         0.8755          0.9181

                                                     Years ended December 31,
--------------------------------------------------------------------------------------------------------------
                           1996             1997              1998              1999             2000
Average High/Low
exchange rate (1)          1.6889(2)        1.9585(2)         1.9825(2)         1.0588           0.9207



(1) Average high/low exchange rate calculation is based on the average of the exchange rates on the last day of each month during the year.
(2) Exchange rate is given in dollar equivalents of Netherlands guilders, or "NLG," for 1996, 1997 and 1998.


B.       Capitalization And Indebtedness

         Not applicable.


C.       Reasons For The Offer And Use Of Proceeds

         Not applicable.


D.       Risk Factors

Some of the information in this report contains forward-looking statements within the meaning of the United States federal securities laws. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology, business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, facility completion dates and product shipment dates. These statements may be found under "Operating and Financial Review and Prospects," and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as "believe," "anticipate," "estimate," "expect," "intend," "plan," "will," "may" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in "Item 4. Information on the Company" and below.

OUR REVENUES AND OPERATING RESULTS FLUCTUATE DUE TO A VARIETY OF FACTORS, WHICH MAY RESULT IN VOLATILITY OR A DECREASE IN THE PRICE OF OUR COMMON SHARES. Our revenues and operating results have varied significantly due to a number of factors, including:

         - Cyclicality. The semiconductor industry is subject to sudden, extreme, cyclical variations in product supply and demand. In some cases, these cycles have lasted more than a year.

         - The Length and Variability of the Sales Cycle and Implementation Periods for Our Products. Our products are technologically complex. Customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product's performance and compatibility with the customer's requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. The long sales cycle also subjects us to the risk of making expenditures for anticipated orders long into the future.

         -        The Timing of Customer Orders, Cancellations and Shipments.
                  The industry's long sales cycles and the complexity of our products subject us to risks involving customers' budgetary constraints, internal acceptance reviews and cancellations. Consequently, orders expected in one quarter could shift to another because of the timing of customers' purchase decisions.

         - Technological Changes. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological trends have had and will continue to have a significant impact on our business. Our results of operations and ability to remain competitive are largely based upon our ability to accurately anticipate customer and market requirements. Some competitors may be further along or better funded in their research and development of new technology.

         - Disruptions in Sources of Supply. We are currently outsourcing a substantial majority of the manufacturing of our front-end furnace and epitaxial reactors to a single supplier. If our contractor becomes unable to deliver products, we could have a disruption of our operations.

         - Competition. We face competition or potential competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our ability to fund capital requirements and our market share may decline.

         - Exchange Rate Fluctuations. Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements are expressed in Euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of those subsidiaries are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates versus the Euro.

WE DERIVE A SIGNIFICANT PERCENTAGE OF OUR REVENUE FROM SALES TO A SMALL NUMBER OF LARGE CUSTOMERS, AND IF WE ARE NOT ABLE TO RETAIN THESE CUSTOMERS, OR THEY RESCHEDULE, REDUCE OR CANCEL ORDERS, OUR REVENUES WOULD BE REDUCED AND OUR FINANCIAL RESULTS WOULD SUFFER.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for approximately 14.2% of our net sales in 2000. Our ten largest customers accounted for approximately 45.2% of our net sales in 2000. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future.

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

WE DEPEND ON KEY PERSONNEL, ESPECIALLY MANAGEMENT AND TECHNICAL PERSONNEL, WHO MAY BE DIFFICULT TO ATTRACT AND RETAIN IN THE CURRENT MARKET WHERE COMPETITION FOR PERSONNEL IS INTENSE. OUR OPERATIONS COULD BE NEGATIVELY AFFECTED IF WE LOSE KEY EMPLOYEES OR ARE UNABLE TO ATTRACT AND RETAIN SKILLED EMPLOYEES.

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

WE ARE DEPENDENT UPON OUR WORLDWIDE SALES AND OPERATIONS; ECONOMIC, POLITICAL, MILITARY, REGULATORY, NATURAL DISASTER OR OTHER EVENTS IN A COUNTRY WHERE WE MAKE SIGNIFICANT SALES OR HAVE SIGNIFICANT OPERATIONS COULD INTERFERE WITH OUR SUCCESS OR OPERATIONS THERE AND HARM OUR BUSINESS.

We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, Finland, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in China and Malaysia.

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

In particular, our operations in China and Taiwan are subject to the economic and political uncertainties affecting that country. For example, the Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. This growth may continue to decrease and any slowdown may have a negative effect on our business.

OUR ABILITY TO COMPETE COULD BE JEOPARDIZED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM CHALLENGES BY THIRD PARTIES, PARTICULARLY IF OUR INTELLECTUAL PROPERTY RIGHTS ARE CHALLENGED UNDER THE LAW OF FOREIGN JURISDICTIONS WHICH DO NOT HAVE STRONG INTELLECTUAL PROPERTY RIGHTS LAWS. THESE TYPES OF CLAIMS COULD SERIOUSLY HARM OUR BUSINESS OR REQUIRE US TO INCUR SIGNIFICANT COSTS.

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

In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology, our ability to compete effectively could be harmed.

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

OUR STOCK PRICE HAS FLUCTUATED AND MAY CONTINUE TO FLUCTUATE WIDELY.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 1999 and December 31, 2000, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of $3.625 to a high of $37.625. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report.

Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

MEMBERS OF OUR MANAGEMENT CONTROL APPROXIMATELY 24.0% OF OUR VOTING POWER AND THEREFORE HAVE SIGNIFICANT INFLUENCE OVER MATTERS DETERMINED BY OUR SHAREHOLDERS.

Our directors and officers control approximately 24% of our voting power as of December 31, 2000. Accordingly, in the event they vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they will have significant influence on the outcome of those matters and on our direction and future operations.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS THAT MAY EXPOSE US TO LIABILITIES FOR NONCOMPLIANCE. WE ARE SUBJECT TO A VARIETY OF GOVERNMENTAL REGULATIONS RELATING TO THE USE, STORAGE, DISCHARGE, HANDLING, MANUFACTURE AND DISPOSAL OF THE TOXIC OR OTHER HAZARDOUS CHEMICAL BY-PRODUCTS OF, AND WATER USED IN, OUR MANUFACTURING PROCESSES.

OUR FUTURE NET INCOME AND CASH FLOW WILL BE AFFECTED BY OUR ABILITY TO APPLY OUR CUMULATIVE NET OPERATING LOSS CARRY FORWARDS, WHICH TOTALED APPROXIMATELY E260 MILLION FOR TAX REPORTING PURPOSES AS OF DECEMBER 31, 2000, AGAINST TAXABLE INCOME IN FUTURE PERIODS. CHANGES IN TAX LAWS IN THE JURISDICTIONS IN WHICH WE OPERATE MAY LIMIT OUR ABILITY TO UTILIZE OUR NET OPERATING LOSSES.

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

OUR AFFAIRS ARE GOVERNED BY OUR ARTICLES OF ASSOCIATION AND BY THE LAWS GOVERNING LIMITED LIABILITY COMPANIES FORMED IN THE NETHERLANDS. AS A RESULT, IT MAY BE DIFFICULT FOR INVESTORS TO SERVE PROCESS WITHIN THE UNITED STATES UPON US OR ENFORCE UNITED STATES COURT JUDGMENTS AGAINST US.

Item 4. Information on the Company

         Except for historical information, the information in this report contains forward-looking statements which are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those contained in any forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, those discussed in Item 3 under "Risks Factors."

         As used in this report, the terms "we," "us," "our," and ASM International mean ASM International N.V. and its subsidiaries, unless the context indicates another meaning, and the term "common shares" means our common shares, par value NLG. 0.01 per share. Since we are a Netherlands company, the par value of our common shares is expressed in Netherlands guilders, or "NLG."

A. History and Development of the Company.

         ASM International, N.V. was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was known as Advanced Semiconductor Materials International N.V. until November 1996. Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands. Our telephone number at that location is (011)
(31) 30 229 84 11. Our authorized agent in the United States is our subsidiary ASM America, Inc., a Delaware corporation, located at 3440 East University Drive, Phoenix, Arizona 85034.

         In April of 2000, we sold 4,250,000 shares of our common stock in the United States in a registered public offering. Our net proceeds, after we paid the underwriting discount and other estimated expenses, for the offering were approximately $114.6 million (or approximately E 119.7 million). We used the proceeds raised in the offering to repay debt of E76.8 million, releasing assets used to secure these loans. The remainder of the funds raised were used to fund our working capital needs.

         In early July 2000, we acquired 4.7% of the outstanding shares of ASM Pacific Technology Ltd., our back-end subsidiary, for cash. The financing of this acquisition came from our own cash resources and from the loan facility we received from Canadian Imperial Bank of Commerce ("CIBC") of which we used $69 million. The loan is collateralized with all of our shareholding in ASM Pacific Technology. In order to make these shares available, we canceled the bank facilities with our Dutch bankers, as these facilities were secured by our shareholding in ASM Pacific Technology.

         In connection with this loan facility, we entered into an equity line of credit with Canadian Imperial Holdings, Inc. ("CIHI"), an affiliate of CIBC, pursuant to which we have the right to sell up to an aggregate of $65 million of newly issued shares to CIHI from time to time over a two year period. We are entitled, subject to certain restrictions and limitations, to sell up to $10 million in common shares to CIHI as often as every five business days. If there is an uncured shortfall in the cash and stock collateral pledged to CIBC to secure the outstanding loans under our credit facility with CIBC, however, we may sell up to an amount (subject to an aggregate maximum limit of the aggregate principal amount of loans outstanding under the credit facility, which amount is currently $41 million) which is sufficient to cure such shortfall.

         The purchase price of the shares will be equal to 95.5% of the simple average of the daily volume weighted average sale price during the five trading days preceding the date of sale, except that in the case of an issuance and sale by us of more than $10 million to cure a collateral value shortfall under the credit facility, the volume weighted average trading price will be measured over a period of time 10 to 25 trading days preceding the date of sale, based on the size of the issuance. CIHI, however, is under no obligation to purchase if such a purchase would cause the aggregate number of our common shares beneficially owned by CIHI and its affiliates, to exceed 9.9% of all of our issued and outstanding common shares.

         Pursuant to the equity line, we are required to register with the U.S. Securities and Exchange Commission $65 million of our common shares for offer and sale pursuant to the equity line. The registration statement must remain in effect for the duration of the equity line. CIHI is under no obligation to purchase our newly issued common shares under the equity line if effectiveness of our registration statement is withdrawn, certain conditions precedent to the equity line are not satisfied or certain covenants are not complied with. We must pay to CIHI a monthly fee of 3/4% of the outstanding CIBC loan amount if the registration statement is not effective by April 23, 2001, which fee increases to 1% per month if effectiveness is not achieved by June 8, 2001. We have filed the registration statement. However, we can give no assurance that the registration statement will be declared effective by April 23, 2001. Failure to obtain registration of the newly issued shares may have an adverse affect on our cash flows because of the fees we will be obligated to pay to our lender.

         Effective in July 1999, we purchased all of the outstanding shares of Microchemistry, a company located in Finland, for an approximately E3.9 million promissory note convertible at $10.00 per share into our common shares and renamed the company ASM Microchemistry. Prior to our purchase, Microchemistry developed the process to grow or deposit films one layer at a time by means of a process called Atomic Layer Chemical Vapor Deposition ("ALCVD"), and marketed ALCVD processes to manufacturers of flat panel displays and tape magnetic head products. Following our acquisition, ASM Microchemistry is shifting its focus to manufacturers of semiconductor devices.

         In December 1999, we purchased a 24% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment for E338,000. The technology supplied by NanoPhotonics allows for the integration of high-resolution, ellipsometric thin film metrology directly in a wafer-processing tool. We believe that this investment will enable us to equip our batch and single wafer equipment with integrated thin film metrology.

         There have been no public takeover offers by third parties during or since the end of the 2000 fiscal year.

B. Business Overview.

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

         Our front-end facilities in the Netherlands, the United States and Japan enable us to adapt our products to local specifications and to interact closely with customers in the world's major semiconductor design and wafer processing markets: Europe, North America and Asia. Our products in the front-end market segment grow or deposit thin films onto wafers primarily using a process called chemical vapor deposition, or CVD. CVD deposits films on the wafer's surface through chemical reactions using gases at high temperatures. Front-end operations accounted for approximately 41% of our net sales in 2000.

         Our back-end business is conducted through our facilities in Hong Kong, Singapore, Malaysia and China, close to where most assembly and packaging operations are located. Our products in the back-end market assemble and package individual dies into finished semiconductor devices using stand alone and automated lines of equipment. We also manufacture leadframes, copper carriers on which dies are mounted as part of the back-end assembly process. Back-end operations accounted for approximately 59% of our net sales in 2000.

         Our front-end business is conducted through wholly-owned subsidiaries, the most significant of which are ASM Europe, B.V., located in the Netherlands, ASM America, Inc., located in the United States, ASM Microchemistry Ltd., located in Finland, and ASM Japan K.K., located in Japan. Our back-end business is conducted through a majority-owned subsidiary, ASM Pacific Technology Ltd., with principal operations in Hong Kong, Singapore, Malaysia and China. As of December 31, 2000, we owned 54.62% of the outstanding equity of ASM Pacific Technology.

Industry and Products

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

         B. SEMICONDUCTOR MANUFACTURING PROCESS

         The semiconductor equipment market is composed of two segments: the front-end and the back-end.

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

- Chemical Vapor Deposition or CVD is a technique in which one or more gaseous reactors are used to form a solid insulating or conducting layer on the surface of a wafer. Several forms of CVD exist, each used for a particular application.

- Low Pressure Chemical Vapor Deposition, or LPCVD, performs CVD under high temperature, low pressure conditions to deposit insulating or conductive layers.

- Rapid Thermal Chemical Vapor Deposition or RTCVD is a technique similar to LPCVD, but deposits a film on one single wafer at a time.

- Plasma Enhanced Chemical Vapor Deposition, or PECVD, performs CVD enhanced by the use of a vapor containing electrically charged particles, or plasma, at lower temperatures. After the first metal layer has been deposited on the wafer, LPCVD and diffusion can no longer be used because they will melt the metal. Any subsequent deposition must be performed at low temperatures with PECVD.

- Atomic Layer Deposition, or ALD, is an advanced CVD technology which deposits single atomic layers on wafers one at a time at low temperatures. This process is used to create ultra-thin films of exceptional quality and flatness.

- Rapid Thermal Processing, or RTP, is used to expose single wafers to heat over a short period of time.

- Physical Vapor Deposition, or PVD, deposits a thin layer of metal on the wafer surface for electrical contacts and wires through a process called "sputtering," or "electroplating."

- Lithography is used to print the various layer patterns of the semiconductor device on the uppermost layer of the wafer. These patterns determine the functions of the semiconductor device.

- Etch reproduces the pattern imprinted by lithography by removing excess material from the uppermost layer of the wafer.

-    Clean removes undesirable contaminants from the wafer's surface.

- Chemical Mechanical Polishing, or CMP, planarizes, or levels, layers deposited on wafers by polishing them with a chemical solution called slurry. Planarization reduces the vertical height differences of the various layers. This increases the number of layers which can be processed without introducing reliability problems.

- Metrology is used to measure the width of lines on semiconductor devices, the thickness of layers, the surface profiles of layers, and certain electrical properties of layers.

- Probing is a process in which electrical and functional tests are performed on each die and defective ones are marked.

Back-end Processes. The back-end manufacturing process consists of cutting the processed wafer into individual dies, mounting them on carriers such as leadframes and connecting them to the appropriate electrical leads. Wire bonding onto leadframes is the most common interconnection method, although alternative interconnection techniques and materials, such as ceramic packages, flip chips and different chip-scale packaging methods, are available. After the assembly process, the dies are packaged to protect them from environmental influences and prepare them for use, resulting in completed semiconductor devices. Every die is inspected for proper performance before the next steps are undertaken. Each of these steps is described below.

Materials:

- Leadframes are produced by stamping or etching a pattern through a strip of copper or iron-nickel alloy. For high precision (and fast turn-around purposes), leadframes are usually produced by an etching process. This is required when the space between the lead is finer than the thickness of the material. Before bonding the dies, the leadframes are plated with silver or gold on appropriate places for good electrical contact.

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

- Packaging deals with the housing of the chip to protect it from environmental influences and to finalize the product for industrial use.

- Trim and Form cuts away the excess portion of the leadframe and bends the leads into the desired shape, resulting in the completed semiconductor device.

-    Final Testing tests the performance of the completed semiconductor device.

         C. INDUSTRY TRENDS

         To create increased demand for semiconductor devices, semiconductor manufacturers have sought to enhance the performance or speed, decrease the size, and lower the cost of semiconductor devices. These goals are being achieved by shrinking transistor size and reducing line widths, increasing wafer size and introducing new materials and technologies.

         Technology shrinking the size of transistors, the building block of the semiconductor device, has made it possible to decrease the line widths in semiconductor devices. Decreasing the line widths in semiconductor devices makes the devices both faster and smaller. The result is that more of the compact devices with smaller line widths can be placed on a wafer, decreasing the cost per unit. Currently, line widths of 0.18 microns are moving into production and the industry is preparing to transition to 0.13 and sub 0.10 microns levels. A micron is 1/25,000 of an inch.

         But, as linewidths get smaller, layer thickness must also decrease. With each generation, this can lead to the introduction of new materials and technologies such as ALD, and rapid thermal processing (RTP). Historically, a change in the linewidth of 0.7x, meaning above twice as many transistors can be placed on a given wafer surface, occurred every three years. Recently, however, the introduction of a new technology generator, has been accelerating, occurring every two years. The industry is responding by introducing new materials and technologies at a faster rate. Today, ASMI is leveraging its capabilities to support 130nm technology equipment and 70nm equipment and beta testing for 100nm technology. ASMI has positioned itself to work within a two-year generation cycle.

         Semiconductor manufacturers are also seeking to reduce the cost of producing semiconductor devices by increasing the diameter of the wafers on which the semiconductor devices are being layered. The maximum diameter of wafers is in the process of increasing from 200mm, or eight inches, the current industry standard, which was introduced in the early 1990s, to 300mm, or twelve inches. The move toward larger wafer sizes is driven by cost efficiency, since a 300mm wafer holds approximately 2.4 times more dies than a conventional 200mm wafer. Presently, all large semiconductor companies have committed to 300 mm facilities with about 25 plants already announced for startup over the next two years. ASMI participates in at least two out of every three 300 mm startups.

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


                      FRONT-END                                                BACK-END
                      ---------                                                --------
  DEPOSITION       OTHER PROCESSES      TESTING           MATERIALS            ASSEMBLY         PACKAGING
--------------     ---------------    -----------      ---------------     ---------------    ---------------
                      Diffusion
   Epitaxy*              and           Metrology*         Leadframe         Die Separation    Encapsulation*
                     Oxidation*                         Manufacture*
--------------     ---------------    -----------      ---------------     ---------------    ---------------
 Low Pressure            Ion            Probing         Manufacture of      Die Bonding*         Package
CVD* and Rapid      Implantation                       Other Materials                           Plating
 Thermal CVD*
--------------     ---------------    -----------      ---------------     ---------------    ---------------
    Plasma           Lithography                                            Wire Bonding*     Trim and Form*
Enhanced CVD*
--------------     ---------------                                         ---------------    ---------------
    Atomic              Etch                                                    Unit*         Product Testing
  Layer CVD*                                                                  Inspection
--------------     ---------------                                         ---------------    ---------------
   Physical
    Vapor              Clean**
  Deposition
    (PVD)
--------------     ---------------
Rapid Thermal         Chemical
 Processing*         Mechanical
    (RTP)            Polishing
                       (CMP)
---------------  -----------------


*Indicates markets in which we participate.

**We participate in advanced cleaning technologies integrated with our deposition equipment.

Front-end Products

         The following table lists our principal front-end equipment and the years in which initial production units were first made available to customers.


-------------------------------------------------------------------------------------------------------
                                         KEY                                                  YEAR
        PRODUCT FAMILY                PROCESSES              PRODUCTS                      INTRODUCED
-------------------------------------------------------------------------------------------------------
                                                      Epsilon One(1)                          1988
                                                      Epsilon Two(1)                          1990
Single Wafer Thermal                 - Epitaxy        Epsilon 2000                            1997
CVD Systems                          - CVD            Epsilon 2500                            1997
                                                      Epsilon 3000 (300mm)                    1997
-------------------------------------------------------------------------------------------------------
Vertical Batch                       - LPCVD          Advance 400 series                      1994
Processing Systems                   - Diffusion      Advance 600 UHV                         1996
                                     - Oxidation      Advance 412 (200 and 300mm)             1998
-------------------------------------------------------------------------------------------------------
Single Wafer Plasma                                   Eagle 10 (2 chambers)                   1993
Enhanced CVD                         - PECVD          Eagle 10 Trident (3 chambers)           1997
Systems                                               Eagle 12 Rapid Fire (300mm)             1998
-------------------------------------------------------------------------------------------------------
                                                      F 120(3)                                1998
Single Wafer Atomic                  - ALCVD          F 450 and F 950(3)                      1997
Layer CVD Systems                                     Pulsar 2000 (200 and 300mm)             1999
-------------------------------------------------------------------------------------------------------
Single Wafer RTP                     - Anneal
Systems                              - Oxidation      Levitor                                 1999(2)
-------------------------------------------------------------------------------------------------------
                                                      Polygon 8200                            1997
Single Wafer Cluster                 - Cluster        Vapor Clean Module                      1999
Systems and Modules                    Processes      Epsilon 2500 Module(4)                  1997
                                                      Pulsar 2000 Module(4)                   1999
-------------------------------------------------------------------------------------------------------

----------

(1) This product has been replaced by the Epsilon 2000 and Epsilon 2500. Although it is no longer sold, it still forms an important part of our installed base and generates service and spare parts revenue.
(2) We have introduced this product and expect to ship the first commercial unit sometime in 2001
(3) Used for non-wafer applications such as flat panel displays and magnetic heads.
(4) The Epsilon and Pulsar modules share the same reactor section as the Epsilon and Pulsar single wafer stand-alone systems.

         Single Wafer Thermal CVD Systems. Our Epsilon products heat wafers to high temperatures using infrared lamps, forming a film on the surface of the wafer by applying CVD. The main current use of the Epsilon is for epitaxy of silicon and silicon-germanium alloys. Silicon-germanium alloys are used in the telecommunications market.

         Vertical Batch Processing Systems. The Advance 400 series and Advance 412 vertical batch processing systems process up to 150 wafers at a time at high temperatures. These reactors load wafers into a carrier, which is pushed into the heated reactor for diffusion, oxidation or LPCVD processing. The Advance reactors feature dual carriers and a large work in process wafer storage station. The Advance 600 is an ultra-high vacuum, or UHV, vertical batch reactor. The Advance 600 processes up to 100 wafers per carrier. Wafers are handled and processed in an extremely clean UHV atmosphere to guarantee cleanliness of the deposited material. Up to two reactors can be clustered on a single UHV wafer handler. The Advance 600 is mainly used in a process to enhance the surface area in a DRAM capacitor structure. This product enables our customers to make smaller memory cells, and therefore smaller semiconductor devices.

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

         Single Wafer Atomic Layer CVD Systems. Our Pulsar ALCVD product is already in commercial production in the markets for flat panel displays and magnetic heads. It is currently being evaluated for advanced (less than 100nm) device manufacturing. We offer both stand alone equipment and modules that can be integrated with our cluster systems.

         Single Wafer RTP Systems. In our new RTP product, the Levitor, the wafer floats on a cushion of gas and does not require lamps for heating. Compared to existing lamp-based RTP systems, we believe the Levitor allows very fast heating and cooling of the wafers and offers an efficient and cost-effective solution. The product is currently being evaluated by two European research and development labs. We intend to offer both stand-alone systems and modules for the polygon cluster platform. We expect to make commercial sales of RTP before the end of 2001.

         Single Wafer Cluster Systems and Modules. For selected new processes such as gate stacks and barrier and seed layers for dual damascene, several layers have to be deposited on the wafer without allowing them to be contaminated by air. Our polygon single wafer systems, (Polygon 8200 and Polygon 8300 for 300mm) allow the integration of up to four modules on a single vacuum handler. We currently have available the Epsilon 2500 module, based on the Epsilon 2500 reaction chamber, the Pulsar 2000 ALCVD module, and a vapor clean module to clean unwanted oxide from the incoming wafer with a patented process.

Back-end Products.

         The following table lists our principal back-end products, and the years in which initial production units were first made available to customers.


------------------------------------------------------------------------------------------------------------
                                           KEY                                                     YEAR
   PRODUCT FAMILY                        PROCESSES                         PRODUCTS             INTRODUCED
------------------------------------------------------------------------------------------------------------
                                                                        AD809                       1990
                                                                        ------------------------------------
                                                                        AD829A                      1999
                                                                        ------------------------------------
                                     Die Bonding                        AD819                       1998
                                                                        ------------------------------------
                                                                        AD889A                      1999
                                     -----------------------------------------------------------------------
  Assembly                           Epoxy Curing                       CO139                       1999
                                     -----------------------------------------------------------------------
                                                                        AB356                       1995
                                                                        ------------------------------------
                                     Wire Bonding                       AB510                       1997
                                                                        ------------------------------------
                                                                        AB559A                      1997
                                                                        ------------------------------------
                                                                        AB339 Eagle                 1997
                                                                        ------------------------------------
                                                                        AB339 Eagle                 2000
------------------------------------------------------------------------------------------------------------
                                                                        AB339                       1997
                                     -----------------------------------------------------------------------
                                                                        EM649                       1997
                                                                        ------------------------------------
                                     Encapsulation                      PMC139                      1999
                                                                        ------------------------------------
  Packaging                                                             IDEALmold                   2000
                                     -----------------------------------------------------------------------
                                                                        MP209                       1996
                                                                        ------------------------------------
                                     Trim and Form
                                                                        BGA289                      1998
                                                                        ------------------------------------
                                                                        CS500                       1999
                                                                        ------------------------------------
                                                                        CS800                       2000
                                                                        ------------------------------------
                                                                        DS500                       2000
------------------------------------------------------------------------------------------------------------
                                     Full integration of the above
  Automated Systems                  assembly and packaging steps       IDEALine                    1999
                                     into one system
------------------------------------------------------------------------------------------------------------
                                     Manufacture of carriers on which
  Materials                          dies Are mounted                   Leadframes                  1980
------------------------------------------------------------------------------------------------------------

         Die bonding. We manufacture several die bonding models to address several markets including semiconductor and optoelectronic devices. The AD889A features an automatic wafer handling system, programmable epoxy dispensing system and sophisticated inspection and pattern recognition systems. The AD889A has a high throughput at relatively low cost. The AD829A and AD809 models address the large market for die sizes under 30 mils square. A mil is

1/1000 of an inch. In addition to the simple semiconductor device market, the small die category includes optoelectronic devices. The model AD819 is a high precision machine designed for laser diode optoelectronic devices. Machines may be configured to operate stand-alone or connected to epoxy curing ovens and wire bonders.

         Wire bonding. We introduced our Eagle gold wire bonder in 2000. This is the successor to our AB339 generation bonder. The Eagle offers significant output increase over existing models. We believe it has the industry leading fine pitch capability and favorable price/performance ratio as well as an ultralight bond head, advanced pattern recognition software and automatic wire bonder inspection capability. The AB510 and AB559A are ultrasonic wedge bonders used for aluminum wire bonding at room temperature on printed circuit boards. The AB356 is a gold wire bonder that serves the large substrate/hybrid device market.

         Encapsulation. The EM649 features a fast load/unload time, and uses modular components for rapid product conversion and adaptable system configuration, which makes it very flexible. The EM649 is offered in stand alone and in-line configurations. In 2000 we introduced the IDEALmold, specifically designed to be manufactured in a modular format allowing customers to specify the system capacity from two to eight leadframes. This product specifically addresses the in-line market which requires molding systems of varying capacities to allow for proper line balancing. The PMC109 allows customers to directly transfer encapsulated semiconductor devices to a high capacity multi-chamber oven for continuous automatic post mold curing of epoxy molding compound.

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

Manufacturing and Suppliers.

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

         A single supplier supplies a substantial majority of the major subassemblies used in the manufacture of the Advance 400 and Advance 412 and of the major subassemblies used in the manufacturing of our Epsilon products. Although we work with a limited number of suppliers, we seek not to rely on a sole supplier, and have back-up suppliers for all subsystems and subassemblies that are outsourced.

         In addition, we purchase the metrology equipment that we integrate into some of our front-end products from NanoPhotonics. We have a 24% equity interest in NanoPhotonics and our President has a 44.5% interest. See "Item 5. Operating and Financial Review and Prospects" and "Item 7. Related Party Transactions."

         Our back-end operations are vertically integrated to insure quality production of component parts where the quality of subassemblers does not otherwise meet our standards. The manufacturing activities in Hong Kong and Singapore consist primarily of assembling and testing components and subassemblies manufactured at our main manufacturing facility in China. In 2000, we opened two new manufacturing plants in China and Malaysia.

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

         To execute the sales and service functions, we have established a direct sales force for front-end products reporting on a geographical basis to the managers in charge of Europe, North America, Southeast Asia and Japan. At the end of 2000, the front-end units had 87 employees fully dedicated to sales and marketing, representing 8.3% of total front-end staff. Dedicated support and sales forces are maintained for our various geographic units, enabling us to serve our global customers with an equally global organization. Each of our geographic front-end units is responsible for sales of all of our front-end products in its region.

         In addition to the sales activities undertaken at the principal offices of our various manufacturing units, we have sales offices located in Europe in the United Kingdom, France, Italy and Germany, and in the United States in California, Texas and Pennsylvania. In Japan, our sales offices are located in Tokyo and Osaka.

         We use sales agents in Malaysia and China for front-end products and to support our sales efforts for ALCVD in the non-semiconductor markets, such as flat panel displays and magnetic heads.

         Sales of back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in Korea and some parts of the United States. There are 331 staff members employed in sales and marketing of back-end products, representing 5.5% of total back-end staff.

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

         The following table lists customers accounting for E2.5 million or more of our net sales in 2000:

-------------------------------------------------------------------------------------------------------------------
                                    TYPE OF
         SEGMENT                   CUSTOMER                                    CUSTOMERS
-------------------------------------------------------------------------------------------------------------------
                                                      Infineon             Motorola*      Seiko Epson Corp.
                                                      Technologies*
                           Semiconductor Device                            Nan-ya         ST Microelectronics*
Front-end                  Manufacturers              Maxim*               NEC*
                                                      Mitsubishi*          Philips*       UMC Group*
                                                                                          VLSI Technology
                                                      Samsung              Fairchild      Fujitsu
                                                      Nippon               Sony *         Matsusita
                                                      Sanyo                Siliconix      Trecent 1
                                                      -------------------------------------------------------------
                                                      Oki                  IC             TSMC
                                                      Okmetic              Micron         Toshiba
                                                                           Micrel         Hitachi
                           Wafer Manufacturers        Wacker
------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                                                      Fairchild*           Linear         OT Optoelectronics
                           Semiconductor Device       Agilent*             Unisem         Vishay*
                           Manufacturers              Cypress
Back-end

                                                      Lite-On              Lucent*        Philips*
                                                                           Microchip      ST Microelectronics*
                           ----------------------------------------------------------------------------------------
                                                                           ASE*           NS Electronics*
                           Assemblers                 Alphatec             Carsem         OSE*
                                                      Amkor Anam*          Hana*
                                                                                          ST Assembly Test Services


*  > 1% OF TOTAL SALES

         Our largest customer accounted for approximately 14.2% of our net sales in 2000. Our ten largest customers accounted for approximately 45.2% of our net sales in 2000. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer's budget for capital expenditures, plans for new fabrication facilities and new product introductions.

         The following table shows the distribution of net sales according to geographic destination of the product and segment:


--------------------------------------------------------------------------------------------------
         SEGMENT           PERCENTAGE OF NET      GEOGRAPHIC             PERCENTAGE OF NET SALES
                               SALES              DESTINATION
--------------------------------------------------------------------------------------------------
                                                                         FRONT END     BACK END
--------------------------------------------------------------------------------------------------
        Front-End               40.6%             S.E. Asia                7.8%          54.2%
                                                  ------------------------------------------------
2000                                              Europe                   9.3%           2.4%
        ------------------------------------------------------------------------------------------
        Back End                59.4%             North and South         11.8%           1.8%
                                                  America
                                                  ------------------------------------------------
                                                  Japan                   11.7%           1.0%
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
          SEGMENT          PERCENTAGE OF NET      GEOGRAPHIC             PERCENTAGE OF NET SALES
                                SALES             DESTINATION
--------------------------------------------------------------------------------------------------
                                                                         FRONT END     BACK END
--------------------------------------------------------------------------------------------------
        Front-End               43.8%             S.E. Asia               11.4%          50.9%
                                                  ------------------------------------------------
1999                                              Europe                   9.8%           1.5%
        ------------------------------------------------------------------------------------------
        Back End                56.2%             North and South         12.5%           2.4%
                                                  America
                                                  ------------------------------------------------
                                                  Japan                   10.1%           1.4%
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
         SEGMENT          PERCENTAGE OF NET       GEOGRAPHIC             PERCENTAGE OF NET SALES
                             SALES                DESTINATION
--------------------------------------------------------------------------------------------------
                                                                         FRONT END    BACK END
--------------------------------------------------------------------------------------------------
        Front-End               46.1%             S.E. Asia                6.0%          45.0%
                                                  ------------------------------------------------
                                                  Europe                  15.0%           1.7%
        ------------------------------------------------------------------------------------------
1998
        Back End                53.9%             North and South         12.7%           5.1%
                                                  America
                                                  ------------------------------------------------
                                                  Japan                   12.4%           2.1%
--------------------------------------------------------------------------------------------------

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

         We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customers for extended periods of time to optimize the use of the equipment for the customer's specific processes. For front-end, where the availability of field support is particularly important for a sale, there are approximately 279 support staff employees, or 26.22% of our total front-end employees.

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

         We have patents some of which cover key technologies, features and operations of our major front-end products, with many patents registered in every major country where semiconductor devices or equipment are manufactured. We own a number of patents and patent applications for semiconductor wafer processing equipment. We also own patents and patent applications for LPCVD, PECVD, ALCVD and epitaxial technology. The total number of United States and foreign patents on our front-end products was approximately 200 at the end of 2000, of which 90 patents are in force in the United States.

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

         In the back-end industry, companies generally compete on their cumulative expertise in applying well known technologies to improve productivity and cost-efficiency. As a result, we file fewer patents related to our back-end business but where possible, we also aggressively file for protection of innovations made by our back-end subsidiary. We also own certain trademarks and other proprietary information that we consider important to our business.

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

         Our net research and development expenses were 7.9% of net sales during 2000, 11.4% of net sales during 1999, 12.6% of net sales during 1998 and 12.1% of net sales during 1997. We expect to continue investing significant resources in research and development to enhance our product solutions.

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


--------------------------------------------------------------------------------------------
                                                                            NUMBER OF R & D
    BUSINESS SEGMENT                     LOCATION                             EMPLOYEES
--------------------------------------------------------------------------------------------
                                 -----------------------------------------------------------
                                 Bilthoven, the Netherlands                      53
Front-end                        -----------------------------------------------------------
                                 Leuven, Belgium (IMEC)                          23
                                 -----------------------------------------------------------
                                 Espoo, Finland                                  19
                                 -----------------------------------------------------------
                                 Phoenix, Arizona, United States                 62
                                 -----------------------------------------------------------
                                 Tama, Japan                                     38
--------------------------------------------------------------------------------------------
Back-end                         Hong Kong                                      293
                                 -----------------------------------------------------------
                                 Singapore                                      199
--------------------------------------------------------------------------------------------


         As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. These arrangements are made on a development program basis and allow us to develop products that meet customer requirements and obtain access to new technology and expertise. We currently are engaged in a development program with several customers for 300mm applications of our Eagle products. The Eagle 10 was developed in close collaboration with Japanese customers, while the Advance 400 product performance was enhanced in cooperation with a number of customers. The A-600 UHV was further upgraded in cooperation with a major Japanese customer. In cooperation with Semitool Inc., a United States supplier of copper plating equipment, and IMEC, we are developing production solutions for copper applications.

         We participate in European programs focusing on developing the production technology for semiconductor devices with line widths of 0.13, 0.10 and 0.07 microns. We are the project manager in a number of projects that were awarded under the European Strategic Program for Research and Development in Information Technology, or ESPRIT, an initiative of the European Union. Furthermore, since 1990, the board of Micro Electronics Development for European Applications, or MEDEA, an initiative of the European Union, and its predecessor approved extensive development programs in which we are a leading partner. We are currently working on a project with MEDEA in connection with possible uses of our ALCVD technology. Mr. Arthur H. del Prado, our President and Chief Executive Officer, is a member of the board of MEDEA.

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

         In addition to cooperating with third parties such as customers and other equipment companies in research and development projects, we enter into projects with technical universities, in particular in the Netherlands, Japan and Finland. As part of these projects, we may sell our equipment to customers who will use grants or research loans to acquire these products or we may receive grants or research loans directly. We have received such loans in the past from the Netherlands government, of which E12.0 million was outstanding at December 31, 2000, and are repaying these loans from the sales proceeds of the products developed with their assistance up to one hundred percent of the amounts of the loans. Our subsidiary, ASM Microchemistry, received similar loans from the Finnish government.

C. Organizational Structure.

         As of February 20, 2001, the following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries:

-----------------------------------------------------------------------------------------------------
      Subsidiary Name and Location        Country of Incorporation            Percentage Owned by
                                                                              ASM International, N.V.
-----------------------------------------------------------------------------------------------------
ASM Europe, B.V.                          The Netherlands                            100%
Bilthoven, the Netherlands
-----------------------------------------------------------------------------------------------------
ASM Microchemistry, Ltd.                  Belgium                                    100%
Espoo, Finland
-----------------------------------------------------------------------------------------------------
ASM America, Inc.                         State of Delaware, United States           100%
Phoenix, Arizona, United States
-----------------------------------------------------------------------------------------------------
ASM Japan, KK                             Japan                                      100%
Tama, Japan
-----------------------------------------------------------------------------------------------------
ASM Pacific Technology Ltd.               Hong Kong, China                           54.62%
Hong Kong, China
-----------------------------------------------------------------------------------------------------


D. Property, Plants and Equipment.

         To develop and manufacture products to local specifications and to market and service products more effectively in the worldwide semiconductor market, our front-end manufacturing facilities are located in Europe, the United States and Japan and our back-end facilities are located in Hong Kong, China and Singapore. The principal facilities are summarized below:

---------------------------------------------------------------------------------------------------------------
                                                                                               APPROXIMATE
        BUSINESS                                                                                AGGREGATE
        SEGMENT                LOCATION                      PRIMARY USES                    SQUARE FOOTAGE
---------------------------------------------------------------------------------------------------------------
                          Bilthoven, the        Wafer processing equipment manufacturing,          151,000
                          Netherlands           marketing, research and executive offices
                          -------------------------------------------------------------------------------------
                          Phoenix, Arizona      Wafer processing equipment manufacturing,          204,000
                                                marketing, research and offices
 Front-end
                          -------------------------------------------------------------------------------------
                          Tama and Niigata,     Wafer processing equipment manufacturing,          331,000
                          Japan                 marketing, research and offices
                          -------------------------------------------------------------------------------------
                          Espoo, Finland        Wafer processing equipment manufacturing,           35,000
                                                marketing, research and offices
                          -------------------------------------------------------------------------------------
                          Almere,               Wafer processing equipment manufacturing
                          Netherlands           and offices                                         77,000
---------------------------------------------------------------------------------------------------------------
                                                Assembly and encapsulation equipment
                          Hong Kong             manufacturing, leadframe plating,
                                                marketing, research and offices                    247,000
                          -------------------------------------------------------------------------------------
 Back-end                 Singapore             Assembly equipment and etched leadframe            330,000
                                                manufacturing, marketing, research and
                                                offices
                          -------------------------------------------------------------------------------------
                          Shenzhen, China       Precision metal part and subassembly               692,000
                                                fabrication, stamped leadframe
                                                manufacturing and offices
                          -------------------------------------------------------------------------------------
                          Johor Bahru,          Precision metal part and subassembly
                          Malaysia              fabrication, and offices                           34,000
---------------------------------------------------------------------------------------------------------------

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

Item 5: Operating and Financial Review and Prospects.

OVERVIEW

We are a leader in the design, manufacture and sale of equipment and solutions used to produce semiconductor devices. Our production equipment and solutions are used by both the front-end and back-end segments of the semiconductor market. We were incorporated under the laws of the Netherlands in 1968. Throughout our history, we have conducted business through subsidiaries located worldwide. We established our operations in Hong Kong in 1975, in the United States in 1976, in Japan in 1982, and in Finland in 1999 through the acquisition of Microchemistry Ltd. We completed our initial public offering in the United States in 1981 and in The Netherlands in 1996. We completed subsequent public offerings in the United States in 1983 and in the United States and The Netherlands in 2000. Our common shares are listed on the Euronext Amsterdam in the Netherlands and the Nasdaq National Market in the United States.

         We conduct our back-end operations through ASM Pacific Technology, which was our wholly-owned subsidiary until 1988, when we completed an initial public offering of 25% of its shares, which are listed on the Hong Kong Stock Exchange. We have since sold and purchased shares of ASM Pacific Technology on the open market, and as of December 31, 2000, we owned

54.62% of its outstanding shares. ASM Pacific Technology expanded operations with significant new production facilities in Shenzhen, China in 1989, Singapore in 1990, and completed new plants in China and Malaysia in 2000.

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

         Effective January 1, 2000 the Company adopted new guidance on revenue recognition as is described in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), issued by the staff of the Securities and Exchange Commission (the "SEC") in December 1999. See Note A to the Consolidated Financial Statements.

         Net revenues include product revenues derived primarily from sales of front-end and back-end equipment used by both segments of the semiconductor market. The Company recognizes revenue from equipment sales upon shipment of its products when it is proven prior to shipment that the equipment has met all of the customers' criteria and specifications. The installation process is not believed to be essential to the functionality of the Company's products. However, since under most of the Company's sales contracts, the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory under the guidance of SAB 101. Therefore, at the time of shipment, the Company defers that portion of the sales price related to the fair value of installation. The Company believes it has an enforceable claim for that portion of the sales price not related to the fair value of the installation should it not fulfill its installation obligation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. When the Company can only satisfy the customer acceptance criteria or specifications at the customer's location, revenue is deferred until final acceptance by the customer or until contractual conditions lapse.

         The Company provides training and technical support to customers. Revenue related to such services are recognized when the service is completed. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.



         The Company previously recognized revenue from the sale of all equipment including installation services at the time of transfer of title, and when no significant contractual obligations remained. Revenue recognition for sale of spare parts and services has not been changed.

          The adoption of the new accounting principle for revenue recognition as of January 1, 2000 based on the new guidance of SAB 101 has an effect on the amounts of revenue and net earnings reported in previous periods. The effect of this change as of January 1, 2000 was to defer E12.2 million net sales and E3.8 million net earnings to future periods. The effect on net earnings as of January 1, 2000 has been recorded as a cumulative effect of the change in accounting principle in the Statement of Operations for the year ended December 31, 2000.

         Our front-end sales are primarily concentrated in the United States, Europe, Japan and Southeast Asia. During 2000, equipment shipped to destinations in these regions accounted for sales of E110.4 million, E87.0 million, E108.7 million, and E73.2 million, respectively. Our back-end sales, which approximated E555.9 million, are concentrated in Asia. Our ten largest customers in 2000 accounted for approximately 45.2% of total sales.

         We invested approximately E73.8 million in research and development during 2000. As part of our research and development activities, we are engaged in various development programs with customers and institutes that allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. We expense rather than capitalize our research and development expenses. We charge to costs of sales the costs which relate to prototype and experimental models which we subsequently sell to customers.

         Our reported research and development expenses are after research and development credits, which approximated E2.2 million in 2000. Our Netherlands, Belgium, Finnish and Singapore operations receive research and development grants and credits from various governmental sources. The research and development grants we received in the Netherlands are contingently repayable to the extent we recognize sales of products to which the credit was related. These repayments vary and range from 1.0% to 4.0% of the realized sales, depending on the products sold. Our actual and contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. Our contingent liability related to these possible repayments approximated E12.0 million at December 31, 2000.

         During the first quarter of 1999, the Company decided to close its manufacturing activities for wafer processing equipment in the United States and in combination therewith to outsource to third parties the manufacturing of substantially all parts previously manufactured in-house. Concurrently, the United States assembly and test activities were combined with those in Europe. This resulted in a reduction in the Company's number of employees in the United States by approximately 75 and in the vacating of certain facilities. Approximately 50 new positions were created in Europe. The Company incurred a one-time restructuring charge, covering employee terminations, write-offs and occupancy costs of E3.9 million associated with these decisions.

         The Company's intention was to begin implementing the steps necessary to complete the 1999 restructuring program immediately on formalization thereof and to substantially complete all necessary steps by the end of 1999. At December 31, 1999, however, there was a remaining accrual associated with the restructuring program of E2.5 million; implementation of certain elements of the program had been delayed due to longer than anticipated time taken to transfer certain operations to Europe where plant modifications were required. At December 31, 1999, the revised schedule for completion of the program was mid 2000.

         In the first half of 2000, the global demand for wafer processing equipment and, as a consequence, the assembly and final testing activities of such equipment, increased sharply when compared to the same period in 1999. The Company's European facilities and the Company's third party subcontractors had difficulty in coping with the much higher volumes. Consequently, the Company decided to partially reverse its earlier decision and reopened facilities that were vacated under the 1999 restructuring program. As a consequence, part of the restructuring provision mainly related to legal contractual obligations for leased properties in the amount of E1.6 million was taken into the Consolidated Statement of Operations in the second quarter of 2000 as a credit to selling, general and administrative expenses.

         Effective in July 1999, we purchased all of the outstanding shares of Microchemistry, a company located in Finland, for approximately E3.9 million. In September 1999 Microchemistry was renamed ASM Microchemistry. Prior to our purchase, Microchemistry developed the process to grow or deposit films one layer at a time by means of ALCVD, and marketed ALCVD processes to manufacturers of flat panel displays and tape magnetic head products. Following our acquisition, ASM Microchemistry is shifting its focus to manufacturers of semiconductor devices.

         In December 1999, we purchased a 24% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment for E338,000. The technology supplied by NanoPhotonics allows for the integration of high-resolution, ellipsometric thin film metrology directly in a wafer-processing tool. We believe that this investment will enable us to equip our batch and single wafer equipment with integrated thin film metrology.

         In April 2000, the Company completed a public offering of 4,250,000 common shares at a price of US $ 29.00 per share. The net proceeds amounted to E119.7 million, which were used to repay outstanding loans and fund the Company's working capital needs.

         Following the issuance of common shares under the ASM Pacific Technology Ltd. Employee Incentive Scheme in March 2000, the Company's shareholding in ASM Pacific Technology Ltd. ("ASMPT") dropped slightly below 50%. In various transactions in April and June, the Company acquired 0.3% of the outstanding common shares of ASMPT, thereby restoring its total share holding in that company to over 50%. Throughout this entire period, the Company maintained control over ASMPT. On July 6, 2000, the Company completed a purchase of approximately 4.7% of the outstanding common shares in ASMPT from one institutional investor. At December 31, 2000, the shareholding in ASMPT amounts to 54.62 % of the outstanding common shares.

         As of December 31, 2000, we had net operating loss tax carryforwards of E260 million which we can mainly apply against earnings reported in the United States and The Netherlands.

         The market value of our investment in ASM Pacific Technology at the end of 2000 was approximately E318.4 million, which is lower than the market value at the end of 1999, which was approximately E333.9 million.




RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Net Sales. The market for semiconductor equipment was strong in the first three quarters of the year and started to become weaker at the end of the year. Consolidated net sales increased by 125.6 % to E935.2 in 2000 compared to E
414.5 in 1999. Front-end sales increased 108.8% from E 181.7 million in 1999 to E 379.3 million in 2000. Back-end sales increased 138.8% from E 232.8 million in 1999 to E 555.9 million in 2000. The front-end sales increase was over all product lines. The back-end sales increase was primarily due to increased sales of equipment and, to a lesser extent, leadframes.

Gross Profit. Our consolidated gross profit increased from 41.0% of net sales in 1999 to 44.6% of net sales in 2000. The front-end business gross profit decreased slightly from 40.5% of net sales in 1999 to 40.3% of net sales in 2000, while the back-end division gross profit grew from 41.4% of net sales in 1999 to 47.6% of net sales in 2000. The decrease in gross profit as a percentage of sales in front-end is, despite efficiency improvements in the manufacturing of existing product lines, caused by initial lower margins on the introduction of new technology in ALCVD and 300 mm equipment. The improvement by our back-end segment was achieved through manufacturing efficiencies related to the increased volumes and partly through better pricing conditions for our products.

Selling, General and Administrative. Our selling, general and administrative expenses increased from E83.2 million in 1999 to E147.3 million in 2000. Front-end and back-end selling, general and administrative expenses increased from E48.6 million and E34.6 million in 1999 to E66.2 million and E81.1 million in 2000. Throughout this year, we have been investing in the expansion of our support and overhead departments in order to handle increased product and order volumes. Staff levels increased from 2,387 as of December 31, 1999 to 2,895 as of December 31, 2000. Our Front-end selling, general and administrative expenses in 2000 includes E4.3 million related to amortization of goodwill resulting from the acquisition of an additional 5% shares in ASM Pacific Technology as compared to E0.3 million in 1999. As a percentage of net sales, selling, general and administrative expenses decreased from 20.1% for 1999 to 15.8% for 2000.

Amortization of Goodwill. The amortization of goodwill increased from E0.3 million in 1999 to E4.3 million in 2000. This increase relates to the amortization of goodwill resulting from the acquisition of an additional 5.0% in ASMPT in 2000 and the acquisition of Microchemistry and NanoPhotonics in 1999.

Research and Development. Research and development expenses increased by 56.5% from E47.1 million in 1999 to E73.8 million in 2000. Front-end research and development expenses increased by 63.4% from E29.3 million in 1999 to E47.9 million in 2000 while back-end research and development expenses increased 45.2% from E17.8 million in 1999 to E25.9 million in 2000. Net research and development expenses declined from 11.4% of net sales in 1999 to 7.9% of net sales in 2000. The amounts of research and development credits offset against research and development expenses amounted to E3.3 million in 1999 and E2.2 million in 2000. Investments in research and development have been concentrated on the products that have pushed our growth in the last three years. In front-end the concentration was on high-k dielectrics, low-k dielectrics, ALD, RTP and 300 mm process applications while in back-end our concentration was on performance improvements and the release of new or upgraded products.

Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) decreased by 81.5% from a net expense of E8.6 million in 1999 to a net expense of E1.6 million in 2000 due principally to the repayment of short-term loans with the proceeds of the public offering of common shares we completed in April 2000 and with cash generated from operations. The strength of the US Dollar, the Hong Kong Dollar versus the Euro, our reporting currency, resulted in transaction exchange gains.

Income Taxes. We incurred E22.8 million in income taxes during 2000, compared to E1.3 million in 1999. As of December 31, 2000, we have a E260 million net operating loss carryforward which we mainly can apply against future earnings reported in the United States and The Netherlands.

Net Earnings. Our net earnings in 2000 were approximately E94.3 million compared to E11.1 million in 1999. These 2000 net earnings were influenced by a cumulative effect of change in accounting principle of E3.8 million due to the adoption of new accounting guidelines for revenue recognition. Our front-end operation reported net earnings before the cumulative effect of change in accounting principle of E16.8 million in 2000 compared to a net loss of E7.8 million in 1999. Our portion of our back-end operation's net earnings before the cumulative effect of change in accounting principle was E81.3 million compared to E18.9 million in 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Net Sales. While the market for semiconductor equipment was still weak in the first quarter of 1999, net sales increased in both front-end and back-end segments during the second through fourth quarters of 1999 and consolidated sales increased by 43.9% in 1999 compared to 1998. Front-end sales increased 36.8% from E132.9 million in 1998 to E181.7 million in 1999. Back-end sales increased 49.9% from E155.2 million in 1998 to E232.8 million in 1999. The front-end sales increase was primarily due to higher sales of our Eagle 10 products. The back-end sales increase was primarily due to increased sales of equipment and to a lesser extent, leadframes. Pricing in the leadframe market, which was depressed in 1998, improved in 1999.

Gross Profit. Our consolidated gross profit increased from 37.8% of net sales in 1998 to 41.0% of net sales in 1999. The front-end business gross profit increased from 39.4% of net sales in 1998 to 40.5% of net sales in 1999, while the back-end division gross profit grew from 36.4% of net sales in 1998 to 41.4% of net sales in 1999. Semiconductor equipment market growth in the second half of 1999 led to an easing of pricing pressures experienced during 1998. In addition, our introduction of new process technology helped improve our margins.

Selling, General and Administrative. To keep pace with the general semiconductor market expansion and to meet increasing customer orders in 1999, selling, general and administrative expenses increased from E60.0 million in 1998 to E83.2 million in 1999. Front-end and back-end selling, general and administrative expenses increased from E30.2 million and E29.8 million in 1998 to E48.9 million and E34.6 million in 1999. Increased costs primarily reflected expansion in personnel and the restructuring of the ASM America manufacturing related operations. However, selling, general and administrative expenses as a percentage of net sales declined from 20.8% in 1998 to 20.1% in 1999.

Research and Development. Research and development expenses increased by 30.0% from E36.3 million in 1998 to E47.1 million in 1999. Front-end research and development expenses increased by 23.4% from E23.7 million in 1998 to E29.3 million in 1999 while back-end research and development expenses increased 42.3% from E12.6 million in 1998 to E17.8 million in 1999. Net research and development expenses declined from 12.6% of net sales in 1998 to 11.4% of net sales in 1999. The amounts of research and development credits offset against research and development expenses amounted to E5.2 million in 1998 and E3.3 million in 1999.

Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) increased by 60.9% from E5.4 million in 1998 to E8.6 million in 1999 due to the repayment of a non-interest bearing short-term loan which became due in November 1998 with an interest-bearing, longer term loan with warrants. In addition, in October 1999 we issued a zero-coupon $14.9 million debenture with a maturity value of $20.0 million which accrued interest at 6% per annum, and which had warrants attached. We also borrowed more frequently on our revolving lines of credit to finance receivables and work-in-process which, on average, were larger in 1999 than in 1998.

Income Taxes. We paid E1.3 million in income taxes during 1999, compared to E0.6 million in 1998. As of December 31, 1999, we had a E275 million net operating loss carryforward which we can apply against future earnings reported in the United States and The Netherlands.

Net Earnings. Our net earnings in 1999 were approximately E11.1 million compared to E0.2 million in 1998. Our front-end operation reported a net loss approximating E7.8 million in 1999, including the E3.9 million restructuring charge incurred in connection with moving manufacturing operations from ASM America to ASM Europe. Our front-end operation's net loss in 1999 was larger than its net loss in 1998 approximating E6.6 million. Our portion of our back-end operation's net earnings approximated E18.9 million compared to E6.8 million in 1998.

BACKLOG

         Our backlog of orders booked increased from approximately E183.7 million at December 31, 1999 to approximately E345.6 million at December 31, 2000, of which a substantial majority was for deliveries in the first and second quarter of 2001. Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to the next twelve months. In markets such as Japan it is common practice for letters of intent to be used in place of firm purchase orders. We sometimes allow customers to cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers' requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number.

LIQUIDITY AND CAPITAL RESOURCES

         Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and the arrangements governing our current indebtedness, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements. In addition, we have equipment in the field that is being evaluated by customers. This `seeding' of new equipment is an important tool for us to enlarge our customer base and our installed base, requiring significant capital during the evaluation period.

         At December 31, 2000 our principal sources of liquidity consisted of E106.8 million in cash and cash equivalents and E68.5 million in undrawn bank lines. Our E89.7 million of cash and cash equivalents and E48.8 million of the undrawn bank lines are restricted to use in our back-end operations.

         During 2000, operating activities generated a net cash inflow of E153.1 million as compared to E46.9 million during 1999. The increase was primarily due to higher cash flow from operations, which was partially offset by a net outflow of E72.7 million in other assets and liabilities in 2000 compared to a E7.9 million outflow in 1999. These outflows resulted primarily from an increase in accounts receivable and inventories due to the increase in business activities in 2000. Cash flow used in investment activities amounted to E136.4 million during 2000, an increase compared to E26.8 million in 1999. Those investments were made to increase our manufacturing and assembly capacity, particularly to complete new plants in Malaysia and China.

         In April 2000, we completed a public offering of common shares, which gave us net proceeds of approximately E 119.7 million. We used E76.8 million of these proceeds for repayment of loans. Following the repayment, the assets securing these loans have been released from their liens.

         In July 2000, we completed the purchase of approximately 4.7% of the outstanding shares in ASMPT, bringing our total shareholding in this company to 54.88% at that date. The investment, including some smaller purchases of shares in April and June of this year, amounted to E75.5 million. The purchase was funded with cash and with the proceeds of a two-year loan facility with Canadian Imperial Bank of Commerce ("CIBC"). We borrowed $69.0 million on that loan facility. The loan is secured by our shareholding in ASMPT. The excess of the purchase price over the fair market value of the underlying share holdings acquired in the amount of E65.0 million has been recorded as goodwill and is amortized net assets over a period of ten years, on a straight line basis. The fair market value approximates the book value of such net assets of ASMPT.

         On October 6, 2000 the Company repaid $10 million in principal amount under the CIBC loan facility consisting of $5.5 million installment and US$4.5 million partial prepayment. On December 21, 2000 a second partial prepayment of US$13.0 million was made. The outstanding balance of the loan facility as of December 31, 2000 was $46.0 million.

         In connection with the CIBC loan facility, we entered into an equity line of credit with Canadian Imperial Holdings, Inc. ("CIHI"), an affiliate of CIBC, pursuant to which we have the right to sell up to an aggregate of $65 million of newly issued shares to CIHI from time to time over a two-year period. Pursuant to the equity line, we are required to register with the U.S. Securities and Exchange Commission ("SEC") $65 million of our common shares for offer and sale pursuant to the equity line. The registration statement must remain in effect for the duration of the equity line. CIHI is under no obligation to purchase our newly issued common shares under the equity line if effectiveness of our registration statement is withdrawn, certain conditions precedent to the equity line are not satisfied or certain covenants are not complied with.

         We have filed a registration statement with the SEC for these shares on March 9, 2001. Until the registration statement is declared effective by the SEC, we are unable to issue shares under this equity line of credit. Registration must be effective by April 23, 2001. If it is not effective by that date, we must pay CIHI a monthly fee of 3/4% of the outstanding CIBC loan amount and 1% per month if the registration statement is not effective by June 8, 2001.

         In April 2000 we repaid a term loan of E25.0 million to the Nationale Investeringsbank N.V. (`NIB') from the proceeds of the share offering and during 2000 we repaid the remaining installments of a subordinated loan to the NIB in the amount of E 2.0 million and a E1.4 million subordinated loan to a related party.

         During 2000 we negotiated an increase of the term loans with our banks in Japan and increased our loans with our bank in Finland and repaid outstanding bank loans in Hong Kong.

         During 1998, we negotiated an extension of an original $80.0 million convertible note provided by Applied Materials following the settlement of the patent dispute in 1997. After paying Applied Materials $15.0 million in 1997 and $20.0 million in 1998, the remaining balance of $45.0 million of the initial interest-free subordinated convertible loan was replaced by an interest-bearing note for which we provided security. In addition, we issued a warrant to Applied Materials to purchase 1.5 million of our common shares at a price of $5.375 per share. The note was repayable in two installments: $10.0 million was paid in 1999 and the remaining $35.0 million was due in 2000 which was repaid from the proceeds of the exercise of the 1.5 million warrants in March 2000 and from the proceeds of the share offering in April 2000.

         On October 1, 1999, we placed 6% zero-coupon debentures with a maturity value of $20.0 million with a group of United States institutional investors. The debentures had a five year maturity. The debentures were discounted by 6% annual interest for a net purchase value of approximately $14.9 million. As part of the debenture agreement, the investors received 2,037,957 non-detachable warrants and 200,000 supplemental warrants on common shares of the Company with an exercise price of $9.81 per share, a premium to market at the date of issuance of 20%. In February 2000, 2,037,957 warrants were exercised and the debentures were cancelled in partial payment of the exercise price of the warrants. The remaining portion of the exercise price of the warrants was fulfilled by the investors contributing $4.8 million in cash.

         In 1998 we entered into a E20.4 million, 6% subordinated convertible loan with three lenders. During 1999, all three lenders converted their loan into common shares.

         The front-end business finances its operations from the cash flows derived from its business activities and from collateralization of fixed and current assets.

         Back-end operations are entirely self-financed by ASM Pacific Technology. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end operations.

         We support borrowings of our front-end subsidiaries with guarantees. We have also mortgaged certain land and buildings to secure our front-end borrowings. We have also pledged all of our shareholding in ASM Pacific Technology. The market value of our investment in ASM Pacific Technology at the end of 2000 was approximately E318.4 million, which is slightly lower than the market value at the end of 1999, which was approximately E333.9 million.

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management

The names of our directors and senior management and those of our significant subsidiaries and the years of their birth are as follows:

      NAME                              YEAR OF BIRTH                       POSITION
      ----                              -------------                       --------
      Paul C. van den Hoek*                 1939          Chairman of the Supervisory Board (Expiring 2001)
      Jacobus den Hoed RA*                  1937          Supervisory Director (Expiring 2003)
      Ferdinand C. Rauwenhoff*              1930          Supervisory Director (Expiring 2002)
      Johan M.R. Danneels                   1950          Supervisory Director (Expiring 2004)
      Arthur H. del Prado                   1931          Chairman of Management Board, President and Chief
                                                          Executive Officer
      Patrick Lam See-Pong                  1948          Member of the Management Board, Vice President Asian
                                                          Operations and Managing Director of ASM Pacific
                                                          Technology
      Daniel Queyssac                       1940          Chief Operating Officer of Front-end Operations and
                                                          President of ASM America
      Rinse de Jong                         1948          Vice President of Finance and Chief Financial
                                                          Officer (through January 1, 2001)
      Robert L. de Bakker                   1950          Chief Financial Officer (as of January 1, 2001)
      Fukumi Tomino                         1949          Vice President Japanese Operations and Managing
                                                          Director of ASM Japan
      Hans Wunderl                          1951          General Manager and Executive Vice President of ASM
                                                          America
      Ernst Granneman                       1946          Business Unit Manager for Rapid Thermal Processing
      Ivo Raaijmakers                       1957          Director of Research and Development and Chief
                                                          Technology Officer of Front-end Operations
      Han Westendorp                        1956          General Manager of ASM Europe

* Member of Audit Committee

         Paul C. van den Hoek became a Supervisory Director in March 1981 and is now Chairman of the Supervisory Board. Mr. van den Hoek is a partner in the European law firm of Stibbe, which is our general legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies.

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

         Johan M.R. Danneels was elected to the Supervisory Board at our May 30, 2000 annual meeting. Mr. J. Danneels spent most of his career with Alcatel, most recently as Director of Industrial Coordination and Chief Executive Officer of Alcatel Microelectronics.

         Arthur H. del Prado, our founder, has served as a Managing Director, President and Chief Executive Officer since our formation in 1968. Mr. del Prado is also a founder of ASM Lithography N.V. through a joint venture with Philips Electronics N.V. He serves as a director of MEDEA, and previously served for many years as a director of its predecessor, JESSI. Mr. del Prado also serves on the board of directors of various European companies and on the board of the Netherlands-Japanese Trade Federation.

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

         Rinse de Jong served as Vice President of Finance and Chief Financial Officer from February 1997 until he retired on January 1, 2001. Mr. de Jong is a registered accountant.

         Robert L. de Bakker, joined us as Chief Financial Officer in January 2001, filling the position left by the retirement of Mr. Rinse de Jong. Prior to his joining ASM International, Mr. de Bakker was Chief Financial Officer of NKF Holding N.V., a Netherlands multinational public company, where he continued his activities after its merger at the end of 1999 with Draka Holding N.V., another Dutch multinational public company in the same sector of activity, industrial cables.

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

         Ivo Raaijmakers became Director of Research and Development and Chief Technology Officer of Front-end Operations in July 1999. He served as Vice President of Development for ASM America from July 1996 to July 1999. He previously held various positions of increasing responsibility in technology development and management at Philips Research Labs, Novellus and Applied Materials since 1982, most recently with Applied Materials from 1993 to 1996. Mr. Raaijmakers holds a Ph.D and Master's Degree in Physics from Eindhoven University of Technology in the Netherlands.

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

B. Compensation

         The following table sets forth as to all executive officers and directors as a group information concerning all remuneration from us (including our subsidiaries) for services in all capacities during the fiscal year ended December 31, 2000:



                 CASH AND CASH-EQUIVALENT FORMS OF REMUNERATION


                                       Salaries, Bonuses, and         Insurance Benefits or Reimbursement,
                                       Directors' Fees                      Personal Benefits(1)
                                       ---------------                      --------------------
All directors and officers as a         E3,502,777                               E460,100
group (13 persons)

-------------------------

(1)  Includes payments for personal pension plans.
(2)  Excludes Mr. de Bakker because he began working with us on January 1, 2001.

         We generally contribute pension payments to investment funds managed by outside fund managers on behalf of all of our employees. None of the funds so contributed are separately earmarked for directors or senior management.

         We have granted stock options to certain key employees. For information regarding such options see Note P to the Consolidated Financial Statements. Options to purchase 737,000 common shares are held by our executive officers and directors at December 31, 2000. As of February 20, 2001, options to acquire 737,000 common shares were held by executive officers and directors at exercise prices ranging from $0.25 to $15.4375, with expiration dates from December 31, 2002 to December 20, 2010.

         We have not entered into any service contracts providing for benefits upon termination of employment with our directors.

         We have an audit committee composed of are Mssrs. Van den Hoek, den Hoed RAY and Rauwen Loff.

         The audit committee meets periodically to recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence.

C. Board Practices

         The supervisory directors are elected by the shareholders of common stock at the annual general meeting of the shareholders and serve for a term of four years. The supervisory directors may be re-elected twice, but by Netherlands law the supervisory director must resign at the end of the term in which he or she attains the age of 72.

         A managing director is nominated by the supervisory directors and elected by the shareholders of common stock at the general meeting of shareholders. The shareholders may reject a binding nomination at the general meeting of the shareholders by a super majority vote of 2/3 of the total issued and outstanding shares eligible to vote. The shareholders may at any time suspend and dismiss managing directors by a super majority vote of 2/3 of the total issued and outstanding shares eligible to vote. A managing director can be suspended at any time by the supervisory board. There is no statutory term of office for managing directors.

D. Employees

         As of December 31, 2000 we had 7,091 employees, including 687 employees primarily involved in research and development activities, 418 in marketing and sales, 366 in customer service, 301 in finance and administration, and 5,319 in manufacturing.

         Our Netherlands operation, which employs approximately 296 persons, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

         Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good. As a consequence of our decision to merge the manufacturing operations of ASM America with those of ASM Europe in 1999, our number of employees in the United States was reduced by approximately 75, whereas the number of employees in the Netherlands was increased by approximately 50. The Company incurred a restructuring charge covering employee terminations, write-offs and occupancy costs of E3,854 associated with these decisions.

         The Company's intention was to begin implementing the steps necessary to complete the 1999 restructuring program immediately on formalization thereof and to substantially complete all necessary steps by the end of 1999. At December 31, 1999, however, there was a remaining accrual associated with the restructuring program of E2,504; in implementation of the certain elements of the program had been delayed due to longer than anticipated time taken to transfer certain operations to Europe where plant modifications were required. At December 31, 1999, the revised schedule for completion of the program was mid 2000.

         In the first half of 2000, the global demand for wafer processing equipment and, as a consequence, the assembly and final testing activities of such equipment, increased sharply when compared to the same period in 1999. The Company's European facilities and the Company's third party subcontractors had difficulty in coping with the much higher volumes. Consequently, the Company decided to partially reverse its earlier decision and reopened facilities that were vacated under the 1999 restructuring program. As a consequence, part of the restructuring provision mainly related to legal contractual obligations for leased properties in the amount of E 1,572,000 was reversed and credited to selling, general and administrative expenses in the Consolidated Statement of Operations in the second quarter of 2000.


         Year              Front-end        Back-end          Total
         1998              756              3,680             4,436
         ----------------------------------------------------------
         1999              798              4,628             5,426
         ----------------------------------------------------------
         2000              1,064            6,027             7,091

E. Share Ownership.

         The following table presents information regarding the share ownership and option ownership of our share capital stock as of February 20, 2001 by our directors and senior management:

      NAME                               SHARES OWNED         OPTIONS FOR SHARES        PERCENTAGE OF
                                                                                         OUTSTANDING
      Paul C. van den Hoek                      *                    -                       *
      Jacobus den Hoed RA                       -                    -                       -
      Ferdinand C. Rauwenhoff                   -                    -                       -
      Johan M.R. Danneels                       -                    -                       -
      Arthur H. del Prado                 11,454,292               25,000                 23.52%
      Patrick Lam See-Pong                   507,300               92,000                  1.23%
      Daniel Queyssac                           *                    *                       *
      Rinse de Jong                             *                    *                       *
      Robert L. de Bakker                       *                    *                       *
      Fukumi Tomino                             -                    *                       *
      Hans Wunderl                              *                    *                       *
      Ernst Granneman                           *                    *                       *
      Ivo Raaijmakers                           *                    *                       *
      Han Westendorp                            -                    *                       *

* Less than 1%.


Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

         The following table sets forth information with respect to the ownership of our common shares as of February 20, 2001 certain information with respect to the ownership of our outstanding common shares by each beneficial owner of more than 5% of our common shares and by all of our officers and directors as a group:

                                                      NUMBER OF SHARES            PERCENT
         Stichting Administratiekantoor ASMI
           Jan van Eycklaan 10,
           3723 BC Bilthoven,
           the Netherlands(1).............             7,692,039                   15.8%

----------

(1)  Trust controlled by our President, Arthur H. del Prado.

         On May 28, 1997, we entered into an agreement with Stichting Continuiteit ASMI, or Stichting, pursuant to which Stichting was granted an option to acquire up to that number of our preferred shares that has a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise. Stichting is a non-membership organization organized under Netherlands law. The objective of Stichting is to own and vote our preferred shares in order to maintain our continuity in case of a takeover attempt. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. The Euronext Amsterdam Market in Amsterdam requires that a majority of the board members of Stichting be unrelated to us. As of December 31, 2000, the members of the board of Stichting are:

         Arthur H. del Prado         President and Chief Executive Officer, ASM
                                     International
         Paul C. van den Hoek        Chairman of the Supervisory Board, ASM
                                     International
         Michiel J.C. van Galen      Managing Director, Breevast N.V.
         Rinze Veenenga Kingma       Consultant to the Executive Board, Delft
                                     Instruments N.V.
         Laurus Traas                Emeritus Professor, Amsterdam University


         ASM is unaware of any arrangement which it anticipates will result in a change in its control.

         Of our 48,797,346 outstanding Common Shares at February 20, 2001, 28,196,554 shares are registered with a transfer agent in the Netherlands, and 20,600,792 are registered with a transfer agent in the United States. Our common shares registered with Citibank, N.A., New York in the United States are quoted on the Nasdaq National Market under the symbol "ASMI". As of February 20, 2001 there were approximately 215 record holders in the United States. The common shares registered with ABN AMRO Bank, Breda, the Netherlands, are in bearer form and are traded on the Euronext Amsterdam Market in Amsterdam under the symbol "ASM."

B. Related Party Transactions

         In August 1994, we borrowed NLG 3.0 million from our President. This note was repaid in full in April 2000. In December 1999 we acquired 24% and our President acquired 44.5% of the outstanding equity of NanoPhotonics, a German supplier of precision metrology equipment. We have a five-year option to purchase our President's 44.5% interest at the price he paid in the initial transaction. In exchange for this option, we granted him a five-year option to purchase 25,000 of our common shares at fair market value at the date the option was granted. Our President entered into this transaction at our request in order to enable NanoPhotonics to retain certain beneficial financing arrangements.

         In December of 1997, we loaned Mr. Daniel G. Queyssac $200,000. This interest-bearing loan is repayable upon the exercise of stock options.

         We also made a loan of approximately E2.2 million to our President in connection with the exercise of stock options. The loan is secured by the shares received in the stock option exercise. We have custody of the shares until the loan is paid.

Item 8.  Financial Information

See pages F-1 through F-24



FINANCIAL HIGHLIGHTS AND SELECTED COMPARATIVE FINANCIAL DATA


                                                                 IN US DOLLARS AND EUROS(1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Year ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
(millions, except per share data and
 full-time equivalents)                                              1996     1997      1998      1999      2000     2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                      EUR      EUR       EUR       EUR       EUR      US$
------------------------------------------------------------------------------------------------------------------------------------

Operations:

  Net sales:                                                        298.7    321.6     288.1     414.5     935.2    867.2
                                                                    -----    -----     -----     -----     -----    -----
    Front-End                                                       163.9    152.6     132.9     181.7     379.3    351.7
    Back-End                                                        134.8    169.0     155.2     232.8     555.9    515.5
  Earnings (loss) from operations, before
    unusual items:                                                   45.0     25.7      12.5      39.4     191.8    177.8
    Front-End                                                        24.9        -     (1.6)     (0.8)      34.5     32.0
    Back-End                                                         20.1     25.7      14.1      40.2     157.3    145.8
  Unusual items (2)                                                     -   (79.7)         -         -         -        -
  Earnings (loss) from operations                                    45.0   (54.0)      12.5      39.4     191.8    177.8
  Net earnings (loss) before cumulative effect of change
    in accounting principle                                          31.0   (70.5)       0.2      11.1      98.1     90.9
  Cumulative effect of change in accounting principle,
    net of tax (3)                                                      -        -         -         -     (3.8)    (3.5)
  Net earnings (loss)                                                31.0   (70.5)       0.2      11.1      94.3     87.4
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet:
  Net working capital (4)                                            79.8     98.7      99.9     110.2     190.9    177.0
  Total assets                                                      277.7    328.6     282.9     425.0     777.9    721.4
  Long-term debt (5)                                                 39.9     46.6      84.7       8.0      31.7     29.4
------------------------------------------------------------------------------------------------------------------------------------
Backlog:                                                             79.1    110.5      52.8     183.7     345.6    320.5
    Front-End                                                        52.5     54.5      27.0      72.5     211.6    196.2
    Back-End                                                         26.6     56.0      25.8     111.2     134.0    124.3
------------------------------------------------------------------------------------------------------------------------------------
Number of staff:
  Full-time equivalents:                                            4,140    4,514     4,436     5,426     7,091    7,091
    Front-End                                                         898      860       756       798     1,064    1,064
    Back-End                                                        3,242    3,654     3,680     4,628     6,027    6,027
  Staff costs:                                                       79.0     93.3      94.4     108.4     188.1    174.4
    Front-End                                                        42.5     49.4      42.8      51.5      78.1     72.4
    Back-End                                                         36.5     43.9      51.6      56.9     110.0    102.0
------------------------------------------------------------------------------------------------------------------------------------
Per share data:
  Net earnings (loss) per share:
    Basic                                                            0.98   (2.12)      0.01      0.30      2.01     1.86
    Diluted                                                          0.92   (2.12)      0.01      0.29      1.94     1.80
  Earnings (loss) per share from operations:
    Basic                                                            1.42   (1.62)      0.37      1.06      4.10     3.80
    Diluted                                                          1.34   (1.62)      0.36      0.98      3.95     3.66
  Weighted average number outstanding (in thousands):
    Basic                                                          31,566   33,232    33,794    37,301    46,810   46,810
    Diluted                                                        33,717   33,232    34,743    40,664    48,703   48,703
------------------------------------------------------------------------------------------------------------------------------------
Proforma amounts assuming the new accounting
  principle is applied retroactively (3)
Net earnings (loss)                                                  30.1   (70.7)       0.6       8.9      98.1     90.9
Net earnings (loss) per share:
    Basic                                                            0.95   (2.13)      0.02      0.24      2.09     1.94
    Diluted                                                          0.89   (2.13)      0.02      0.23      2.02     1.88
------------------------------------------------------------------------------------------------------------------------------------

(1) For the convenience of the reader, Financial Highlights and Selected Comparative Financial Data for 2000 have been converted into US Dollars using the exchange rate as of December 31, 2000 (US$ 1.00 = EUR 1.0784). Balances prior to January 1, 1999 were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR 1.00 = NLG 2.20371).
(2)  Unusual items reflect litigation settlement.
(3) The cumulative effect of change in accounting principle relates to the effect on prior years of the impact of the adoption of Staff Accounting Bulletin 101. This Bulletin is effective as of January 1, 2000 and set forth guidelines on the timing of revenue recognition of sales. See Note A to Consolidated Financial Statements.
(4) Accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue.
(5)  Long-term debt includes subordinated long-term debt.

                                   SCHEDULE I
     CONDENSED FINANCIAL STATEMENTS ASM INTERNATIONAL N.V., HOLDING COMPANY




(Thousands of Euro)

Condensed Balance Sheets of ASM International, N.V.



                                                         December 31,
                                                  1998        1999        2000
                                                 -------     -------     -------

Assets:
Total current assets                              14,235      21,865      98,173
Investment in subsidiaries                        66,895      90,707     264,970
Total noncurrent assets                           30,991      42,800      13,114
                                                 -------     -------     -------
                                                 112,121     155,372     376,257
                                                 -------     -------     -------

Liabilities & shareholders' equity:
Total current liabilities                         19,670      87,947      46,467
Total noncurrent liabilities                      71,987       1,873      21,468
                                                 -------     -------     -------
Total liabilities                                 91,657      89,820      67,935
Shareholders' equity                              20,464      65,552     308,322
                                                 -------     -------     -------
                                                 112,121     155,372     376,257
                                                 -------     -------     -------




Condensed Statement of Earnings ASM International N.V

                                                   Year ended December 31,
                                              1998          1999          2000
                                            -------       -------       -------

Earnings subsidiaries                         4,871        18,786        97,460
Losses ASM International                     (4,639)       (7,687)       (3,188)
                                            -------       -------       -------
Net earnings (loss)                             232        11,099        94,272
                                            -------       -------       -------


Condensed Cash Flow Statement ASM International N.V.


                                                          Year ended December 31,
                                                          1998     1999     2000
                                                         ------   ------   ------

Net cash provided by (used in) operating, financing or
investing activities                                        623    1,565   43,654
                                                         ------   ------   ------
Cash and cash equivalents at the beginning of the year       20      643    2,208
                                                         ------   ------   ------
Cash and cash equivalents at the end of the year            643    2,208   45,862
                                                         ------   ------   ------


         Notes to condensed Financial Statements of ASM International N.V.:

         Restrictions which limit the availability of retained earnings, net income for dividend purposes and other funds transfers from subsidiaries to ASM International N.V. ("ASMI"):

ASM Pacific Technology Limited ("ASMPT")

         Subject to the availability of adequate funds, all the retained earnings of ASMPT group can be distributed to its shareholders, including ASMI, on a basis proportional to shareholdings of each shareholder. Such retained earnings at December 31, 2000 according to Hong Kong GAAP amounts to approximately HK$ 496.7 million. Other than the above, ASMPT group is prohibited from making loans or advances, other than trade receivables in the normal course of business, to ASMI under the Hong Kong Listing Rules.

SCHEDULE II - VALUATION RESERVES

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

Allowance for doubtful
 Accounts

Year ended 12/31/00                 1,432            7,868           (428)         (138)         8,734

Year ended 12/31/99                 1,839               14           (569)          148          1,432

Year ended 12/31/98                 3,331            1,715         (3,188)          (19)         1,839


Provision for inventory
 Obsolescence

Year ended 12/31/00                13,079           10,295         (3,814)          715         20,275

Year ended 12/31/99                10,131            2,029           (362)        1,281         13,079

Year ended 12/31/98                 9,369            3,275         (2,067)         (446)        10,131

Item 9. The Offer and Listing.

A.       Offer And Listing Details

The following tables set forth, for the periods indicated, the high ask and low bid prices of our common shares as reported on the Nasdaq National Market and the high and low closing price as reported on Euronext Amsterdam Market:


                                                Years ended December 31,

                            1996             1997              1998              1999             2000

Nasdaq        High         $16.667          $20.125           $12.875           $24.375          $ 37.625
              Low          $  6.000         $  4.438          $  2.5000         $  3.625         $  9.250
Euronext      High         18.500 NLG       40.800 NLG        27.800 NLG        E 24.000         E 38.250
              Low          17.400 NLG       16.000 NLG        4.400 NLG         E 3.550          E 10.500



   Nasdaq                                                               High Ask and Low Bid Prices

   2000:                                                                High             Low
                  First Quarter                                         $37.000          $19.875

                  Second Quarter                                        $37.625          $21.87

                  Third Quarter                                         $31.000          $16.750

                  Fourth Quarter                                        $18.125          $ 9.250


   1999:
                  First Quarter                                         $ 6.750            $ 3.625

                  Second Quarter                                        $ 7.875            $ 3.688

                  Third Quarter                                         $ 9.000            $ 7.000

                  Fourth Quarter                                        $24.375            $ 7.500




    Euronext                                                            Closing Sales Prices


    2000:                                                               High             Low
                  First Quarter                                         E 36.600         E 18.750

                  Second Quarter                                        E 38.250         E 25.900

                  Third Quarter                                         E 32.450         E 19.700

                  Fourth Quarter                                        E 20.950         E 10.550


    1999:
                  First Quarter                                         E  5.60          E 3 .55

                  Second Quarter                                        E  7.60          E  3.55

                  Third Quarter                                         E  8.40          E  6.75

                  Fourth Quarter                                        E 24.00          E  7.00

                                     SALES PRICE IN U.S. $                         SALES PRICE IN EUROS
                                    (high ask and low bid)                        (high and low closing)

                                             Nasdaq                                        Euronext
                                  High                    Low                    High                    Low
August 2000                      27.250                 21.6250                  30.00                  24.50
September 2000                   26.562                  16.750                  29.85                  19.70
October 2000                     18.125                  13.125                  20.95                  16.50
November 2000                    17.250                  11.250                  20.00                  12.95
December 2000                    15.500                   9.250                  11.10                  10.55
January 2001                     19.250                   9.437                  18.30                   9.80

Item 10. Additional Information.

B.       Memorandum of Articles of Association

         Incorporated by reference to our Registration Statement on Form F-3 filed with the United States Securities and Exchange Commission on December 15, 1997.

C.       Material Contracts

         For a description of the material contracts we entered into in the last two fiscal years, please see "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects."

D.       Exchange Controls

         There are no foreign exchange controls or other governmental laws, decrees or regulations in the Netherlands restricting the import or export of capital or affecting the remittance of dividends, interest or other payments to non-resident shareholders. Neither the laws of the Netherlands nor the Articles of Association of ASM International restrict remittances to non-resident shareholders or the right to hold or vote such securities.

E.       Taxation

SUMMARY OF NETHERLANDS TAX PROVISIONS APPLICABLE TO UNITED STATES SECURITY
HOLDERS

The following statements below represent a brief summary of the current Netherlands tax laws, based on the law as in force at January 1, 2001. The description is limited to the tax implications for a shareholder who neither is, nor is deemed to be, a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to special classes of holders of shares and is not to be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each shareholder should consult his own tax counsel.

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

Any individual or corporation or any entity for Netherlands tax purposes, which does not reside and is not deemed to reside in the Netherlands, owning, or deemed to own, common shares may be eligible for a partial or complete exemption from or a refund of the above withholding tax under a tax convention that is in effect between the country of residence of such individual or corporation and the Netherlands. The Netherlands has concluded such tax conventions with several countries, including the United States, Canada, Switzerland, Japan, all European Union member states, except Portugal, and many other countries. For residents of the Netherlands Antilles and Aruba, the tax arrangements of the Kingdom of the Netherlands may be applicable.

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

Income Tax and Corporation Income Tax on Dividends

In the case of common shares held by a Netherlands-resident entity, any gains derived from the transfer of common shares are subject to Netherlands corporation tax, unless the entity in question qualifies for the participation exemption. A non-resident individual or corporate shareholder will not be subject to Netherlands income tax with respect to dividends distributed by us on the or with respect to capital gains derived from the sale or disposition of our common shares, provided that:

- the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the common shares are attributable;

- the non-resident shareholder does not have a direct or indirect substantial or deemed substantial interest in our share capital as defined in the Netherlands tax code or, in the event the shareholder does have such a substantial interest, such interest is a business asset; and

- the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract to which enterprise the common shares are attributable.



In general terms, a substantial interest in our share capital does not exist if the shareholder alone or together with certain relatives does not own, and has not owned in the preceding five years, 5% or more of the aggregate paid-in capital or of the paid-in capital of any class of our shares.

The Net Wealth Tax ("vermogensbelasting") was abolished with effect from January 1, 2001.

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

- the non-resident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the common shares are attributable;

- the non-resident shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands other than by way of securities or through an employment contract, the common shares being attributable to that enterprise; and

- the non-resident shareholder makes a gift of shares and dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands at the moment of his death.

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

SUMMARY OF US FEDERAL TAX PROVISIONS APPLICABLE TO UNITED STATES SECURITY
HOLDERS

The following is a general description of the material United States ("U.S.") federal income tax consequences of the ownership and disposition of the common shares. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to holders of shares in view of their particular circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code). This summary, for example, generally considers only holders that hold their shares as capital assets. In addition, this summary does not deal with holders subject to special rules, such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, financial institutions, tax exempt organizations, insurance companies, persons that actually or constructively own 10% or more of our voting stock, persons holding common shares as part of a hedging or conversion transaction or a straddle or holders of common shares whose "functional currency" is not the U.S. dollar. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding shares. Prospective holders of shares should consult their own tax advisors as to the application of the U.S. federal income tax laws to their particular situation as well as any state, local and foreign tax consequences and federal estate or gift taxation of the ownership and disposition of the shares.

The following discussion is a summary of the tax rules applicable to U.S. Holders of shares and does not consider any U.S. federal income tax consequences to non-U.S. Holders. As used herein, "U.S. Holder" means a beneficial owner of shares that is (i) an individual who is a citizen or resident of the U.S., (ii) a corporation, partnership or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source, (iv) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or some trusts in existence on August 20, 1996 that were treated as U.S. persons under the law in effect immediately prior to that date and that make a valid election to be treated as a U.S. person, or (v) any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of the common shares.

Taxation of Dispositions

A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of the shares in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the shares. For these purposes, a U.S. Holder's adjusted tax basis in the shares generally will equal the U.S. dollar cost of such shares to such U.S. Holder. Subject to the passive foreign investment company rules described below, gain or loss realized by a U.S. Holder on such sale or other disposition generally will be treated as capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. Any such gain generally would be treated as U.S. source income for U.S. foreign tax credit purposes. Net long-term capital gain recognized by a U.S. Holder who is an individual generally is subject to reduced rates of taxation. The deduction of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors in this regard.

If we repurchase shares, the repurchase generally will be treated as a sale or exchange of the shares subject to the rules discussed above. However, under certain circumstances as provided in Section 302 of the Internal Revenue Code, the repurchase may be treated fully or partially as a dividend taxable as ordinary income to a U.S. Holder. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of a repurchase of their shares.

Taxation of Dividends

Subject to the passive foreign investment company rules described below, the gross amount of any distribution paid (including amounts withheld to pay Netherlands taxes) with respect to the shares generally should be included in the gross income of a U.S. Holder as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will be foreign source income and will be either "passive income" or "financial services" income for U.S. foreign tax credit purposes. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the shares (thereby increasing the amount of gain and decreasing the amount of loss to be recognized on the subsequent disposition of the shares), and to the extent that such distribution exceeds the U.S. Holder's adjusted tax basis in the shares such excess will be taxed as capital gain.

To the extent such distributions are treated as capital gains, such gain would be U.S. source. Accordingly, a U.S. Holder would not be able to use the foreign tax credit arising from any Netherlands withholding taxes imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes. Distributions treated as dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code. If a U.S. Holder receives a dividend in Netherlands guilders or in Euros, the amount of the dividend for U.S. federal income tax purposes will be the U.S. dollar value of the dividend, determined at the spot rate in effect on the date of such payment, regardless of whether the payment is later converted into U.S. dollars. In the case of such later conversion, the U.S. Holder may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted to U.S. dollars.

Credit for Foreign Taxes Withheld

Subject to certain conditions and limitations set forth in Sections 901 and 904 of the Internal Revenue Code, including certain holding period requirements, foreign tax withheld or paid with respect to dividends on common shares generally will be eligible for credit against a U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. U.S. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign, including Netherlands, taxes withheld.

Anti-Deferral Tax Rules

The Internal Revenue Code contains various provisions that impose current U.S. federal income tax on certain foreign corporations or their U.S. shareholders if such corporations derive certain types of passive income and fail to make adequate distribution of profits to their U.S. shareholders. These provisions include the controlled foreign corporation rules, passive foreign investment company, foreign investment company, foreign personal holding company and the personal holding company rules. While we do not believe that any of these rules will likely apply to us, we are not certain that we can avoid these tax rules because we cannot predict with any degree of certainty the amount and character of our future income or the amount of our shares any particular U.S. Holder will own. Accordingly, we will only briefly summarize those provisions and then only the rules that we believe would have the greatest likelihood of applying to us in the future.

Passive Foreign Investment Company

The passive foreign investment company ("PFIC") provisions of the Internal Revenue Code can have significant tax effects on U.S. Holders. In general, a foreign corporation will be a PFIC if:

- 75% or more of its gross income (including the foreign corporation's pro rata share of the gross income of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) in a taxable year is passive income; or

- at least 50% of the corporation's assets in a taxable year (averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

If we were a PFIC for a taxable year during which a U.S. Holder owned our shares, and the U.S. Holder did not make an election either to treat us as a qualified electing fund (within the meaning of the Internal Revenue Code) for the first taxable year in the U.S. Holder's holding period that we were a PFIC or to mark our shares to market, then:

- Excess distributions paid to a U.S. Holder would be taxed in a special way. Excess distributions are amounts received by a U.S. Holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder from us in the three previous years before the current taxable year (or, if shorter, the U.S. Holder's holding period for the shares). Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares. A U.S. Holder must report amounts allocated to the current taxable year (and to prior taxable years during which we were not a PFIC) as ordinary income for the current taxable year. A U.S. Holder must also pay tax in the current year on amounts allocated to each prior taxable year for which we were a PFIC at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge (as if the amounts were actually received by the holder in that prior year) at the rate applicable to income tax deficiencies.

- the entire amount of gain that is recognized by a U.S. Holder upon a sale or other disposition of shares will also be considered an excess distribution and will be subject to tax as described above.

If a U.S. Holder makes a qualified electing fund election for all taxable years during which the U.S. Holder owned our shares and we were a PFIC, the PFIC rules described above will not apply to that U.S. Holder. Instead, such U.S. Holder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes and incur an interest charge. The qualified electing fund election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. If we are or become a PFIC, we may not be able or willing to satisfy the record keeping requirements that would enable a U.S. Holder to make a qualified election fund election.

In lieu of making a qualified electing fund election, a U.S. Holder of publicly traded PFIC shares could elect to mark the shares to market annually, in which case if the fair market value of the

U.S. Holder's PFIC shares exceeds the U.S. Holder's adjusted tax basis in those shares as of the close of the U.S. Holder's taxable year, the U.S. Holder will recognize the amount of the excess as ordinary income. Likewise, if the fair market value of the U.S. Holder's PFIC shares is less than the U.S. Holder's adjusted tax basis in those shares as of the close of the U.S. Holder's taxable year, the U.S. Holder may recognize the difference as ordinary loss. Losses are allowed only for the amount of net gain previously included by the U.S. Holder under the election for prior taxable years. Provided that if the U.S. Holder has elected to mark our shares to market for all taxable years during which (i) the U.S. Holder owned our shares and (ii) we were a PFIC, the PFIC rules generally will not apply to such U.S. Holder. We believe that we are not a PFIC, and we do not expect to become a PFIC. However, we cannot assure you that we will not qualify as a PFIC in the future.

If U.S. Holders own shares during any year in which we are a PFIC, the U.S Holders must file Internal Revenue Service Form 8621.

Foreign Personal Holding Company Rules

Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). A foreign corporation will be classified as a FPHC for U.S. federal income tax purposes if the following two tests are satisfied:

- five or fewer individuals who are U.S. citizens or residents actually or constructively own, under attribution rules, more than 50% of all classes of the corporation's shares measured by voting power or value at any time during the corporation's taxable year; and

- the corporation receives at least 60% (50% if the corporation has qualified as a foreign personal holding corporation in a prior taxable year) of its gross income regardless of source, as specifically adjusted, from passive sources (e.g., dividends, interest, gains from the sale or exchange of shares or securities, rents and royalties).

If a corporation is classified as a FPHC, a portion of its undistributed FPHC income, as defined for U.S. federal income tax purposes, would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a FPHC. The imputed income would be taxable as a dividend, even if no cash dividend is actually paid. We believe that we are not a FPHC, and we do not expect to become a FPHC. However, we can not assure you that we will not qualify as a FPHC in the future.

Personal Holding Company Rules

A foreign corporation may be classified as a personal holding company for U.S. federal income tax purposes if the following two tests are satisfied:

- If at any time during the last half of the corporation's taxable year, five or fewer individuals (without regard to their citizenship or residency) actually or constructively own, under attribution rules, more than 50% of the shares of the corporation by value; and

- 60% or more of the foreign corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from passive sources like interest, dividends and royalty payments.
                                       51

A personal holding company generally is taxed currently at a rate of 39.6% on its undistributed personal holding company income, which is calculated based generally on the corporation's taxable income after deducting dividends paid and making certain other adjustments. Even if we were to become a PHC, we do not expect to have material undistributed PHC income. However, we cannot assure you that we will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in our shareholder base and income or other circumstances that could change the application of the PHC rules to us. In addition, if we become a PHC we cannot assure that the amount of our PHC income will be immaterial.

Controlled Foreign Corporation Rules

If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Internal Revenue Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our "Subpart F Income," as defined in the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of shares by an U.S. Holder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged. We believe that we are not a CFC and we will not become a CFC, however, we can not assure you that we will not become a CFC in the future.

Backup Withholding

In general, information reporting requirements will apply to certain payments made in respect of the shares and the proceeds received on the disposition of the shares paid within the U.S. (and in certain cases, outside the U.S.) to U.S. Holders. Such amounts may be subject to a 31% U.S. backup withholding tax unless the U.S. Holder otherwise establishes an exemption. For example, backup withholding will not apply to a U.S. Holder who (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or (2) furnishes a correct taxpayer identification number or certificate of foreign status and makes certain other required certifications as provided by the backup withholding rules.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service.



The discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

H.       Documents on Display

Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings.

We file annual and special reports and other information with the SEC. You may read and copy all or any portion of the registration statement and any other document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Commencing with filings made this year, such material may also be obtained at the Internet site the SEC maintains at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

I.  Subsidiary Information

See the financial statements to this Form 20-F.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

MARKET RISK DISCLOSURE

We are exposed to currency fluctuations, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the Euro. To the extent that these fluctuations affect the value of our investments in our affiliates, they are not hedged. The cumulative effect of these fluctuations are separately reported in shareholders' equity and 2000 showed a negative movement of E0.9 million.

CURRENCY

Currency fluctuations that affect operating cash flows are hedged as a policy. We view exposures on a consolidated basis and sell off or cover excess or short positions, using spot or forward contracts which are entered into with commercial banks of good standing. At December 31, 2000 we had outstanding forward exchange contracts in which we agreed to buy foreign currencies in the amount of E5,495 and to sell foreign currencies in the amount of E7,549. At December 31, 2000 the fair market value of these exchange contracts were E5,761 and E7,141 respectively.

The operations of our subsidiaries are generally financed with debt issued in our subsidiaries' respective functional currencies. Thus, we believe we do not have significant currency exposure related to our borrowings.




INTEREST RATES

A considerable percentage of our outstanding debt bears interest which are typically variable in nature. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. Therefore, a 1% adverse change in interest rates on the portion of our debt bearing interest at variable rates would result in an annual increase in interest expense of approximately E0.8 million at December 31, 2000 borrowing levels.

EURO

The Netherlands, our country of domicile, is one of the countries that participates in the use of the Euro, the new currency unit that has been available since January 1, 1999. Until 2002, the participating countries will allow both the Euro and local currencies as legal tender. Our European operations will therefore use the Euro as their functional currency as soon as possible after its introduction. The actual introduction is not critical for our business but will depend on availability of reliable software for accounting, payroll and other internal functions and will be achieved over a period of time, but before 2002. The introduction of the Euro will not significantly affect our currency profile or risk as the Euro has a fixed exchange risk against the Netherlands guilder.

Effective beginning of fiscal year 1999, we changed our reporting currency from Netherlands guilders to Euros. Prior year balances have been restated based on the fixed exchange rate of E1.00 to Nlg. 2.20371. The comparative balances reported in Euros depict the same trends as would have been presented if we had continued to present balances in Netherlands guilders. Balances for periods prior to January 1, 1999 are not comparable to the balances of other companies that report in Euros but restated amounts from a different currency than Netherlands guilders due to the fixing of the exchange rate between the Euro and the currencies of participating countries. See Note A of the Consolidated Financial Statements.

FINANCIAL INSTRUMENTS

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (`SFAS 133') as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", is effective for the Company as of January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether they qualify for hedge accounting. The Company believes that the adoption of SFAS 133, effective January 1, 2001, will not have a significant impact on the results of operations or financial position.

                                     Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

         None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds.

         None.

                                    Part III

Item 17. Financial Statements.

         Not applicable.

Item 18. Financial Statements.

See pages F-1 through F-24


Item 19. Exhibits

Exhibit Number               Description                Incorporated by            Included Herein:
--------------               -----------                ----------------           ----------------
                                                        Reference to:
                                                        -------------

1.1                          Articles of Association    Exhibit 4.1 to
                             of Registrant, with        Registrant's
                             English translation        Registration Statement
                                                        on Form F-3 filed on
                                                        December 15, 1997

4.1                          1994 Stock Option Plan     Exhibit 99.1 to the
                                                        Registrant's S-8 filed
                                                        October 25, 1999

4.2                          Debenture Purchase         Exhibit 4.2 to the
                             Agreement Part 1           Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.3                          Debenture Purchase         Exhibit 4.2 to the
                             Agreement Part 2           Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.4                          Zero Coupon Debenture      Exhibit 4.3 to the
                                                        Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.5                          Common Stock Purchase      Exhibit 4.4 to the
                             Warrant                    Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.6                          Supplemental Common        Exhibit 4.5 to the
                             Stock Purchase Warrant     Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.7                          Registration Rights        Exhibit 4.6 to the
                             Agreement                  Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.8                          Equity Line Financing      Exhibit 23.1 to
                             Agreement between ASM      Registrant's 6-K filed
                             International N.V. and     on September 6, 2000
                             Canadian Imperial
                             Holdings Inc. dated July
                             6, 2000

4.9                          Amendment No. 1 to the                                            X
                             Equity Line Agreement
                             between ASM
                             International N.V. and
                             Canadian

                             Imperial Holdings Inc.

4.10                         Credit Agreement among     Exhibit 23.2 to
                             ASM International N.V.,    Registrant's 6-K filed
                             Canadian Imperial Bank     on September 6, 2000
                             of Commerce  and
                             Advanced Semiconductor
                             Materials (Netherlands
                             Antilles) N.V. dated
                             July 6, 2000

4.11                         Amendment No. 1 to the                                            X
                             Credit Agreement among
                             ASM International N.V.
                             and Canadian Imperial
                             Bank of Commerce,
                             Advanced Semiconductor
                             Materials (Netherlands
                             Antilles) N.V.

4.12                         Registration Rights        Exhibit 23.3 to
                             Agreement between ASM      Registrant's 6-K filed
                             International N.V. and     on September 6, 2000
                             Canadian Imperial
                             Holdings Inc. dated July
                             6, 2000

4.13                         Amendment No. 1 to the                                            X
                             Registration Rights
                             Agreement between ASM
                             International N.V. and
                             Canadian Imperial
                             Holdings Inc.

4.14                         Security Agreement among   Exhibit 23.4 to the
                             ASM International N.V.,    Registrant's 6-K filed
                             Advanced Semiconductor     on September 6, 2000
                             Materials (Netherlands
                             Antilles), N.V. and
                             Canadian Imperial Bank
                             of Commerce dated July
                             6, 2000

4.15                         Supplement No. 1 to the                                           X
                             Security Agreement
                             between ASM
                             International N.V. ,
                             Advanced Semiconductor
                             Materials (Netherlands
                             Antilles),

                             N.V. and Canadian
                             Imperial Bank of Commerce

8.1                          Subsidiaries               Included on page 24 of
                                                        this annual report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
ASM International N.V.
Independent Auditors' Report of Deloitte & Touche Accountants               F-2
Consolidated Balance Sheets as of December 31, 1999 and 2000                F-3
Consolidated Statements of Operations for the years ended December 31,
1998, 1999 and 2000                                                         F-4
Consolidated Statements of Comprehensive Income                             F-5
Consolidated Statements of Shareholders' Equity for the years ended
December 31, 1998, 1999 and 2000                                            F-5
Consolidated Statements of Cash Flows for the years ended December 31,
1998, 1999 and 2000                                                         F-6
Notes to the Consolidated Financial Statements                              F-7

                          Independent Auditors' Report




Board of Directors and Shareholders
ASM International N.V.
Bilthoven, the Netherlands

    We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (collectively, the 'Company') as of December 31, 1999 and 2000, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.



Deloitte & Touche
Accountants


Amsterdam, the Netherlands,
February 9, 2001

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------------

 (thousands except share data)                                                                                      EUR
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 1999               2000
------------------------------------------------------------------------------------------------------------------------------------
Assets                                                                   NOTE
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                  B                    14,153            106,805
Marketable securities                                                      B                     5,709                  5
Accounts receivable (less allowance for doubtful accounts of
E 1,432  and E 8,734)                                                                          149,115            238,620
Inventories                                                                C                   107,280            188,001
Other current assets                                                                            15,844             23,828
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                           292,101            557,259
Property, plant and equipment, net                                         D                   127,176            152,168
Goodwill, net                                                              E                     5,758             68,513
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                   425,035            777,940

Liabilities and Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
Notes payable to banks                                                     F                    22,667             13,136
Accounts payable                                                                               108,922            142,342
Accrued expenses                                                                                48,566             88,703
Advance payments from customers                                                                  4,595             13,623
Deferred revenue                                                                                   -               14,913
Income taxes                                                               G                     3,887             22,988
Current portion of long-term DEBT                                          H                    36,944             31,484
Subordinated debt                                                          I                    52,285               -
------------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                      277,866            327,189

Long-term debt                                                             H                     7,997             31,660
Deferred income taxes                                                      G                     3,490                838
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                              289,353            359,687

Minority interest in subsidiary                                                                 70,130            109,931

Shareholders' Equity:
Common shares
  Authorized 60,000,000 shares, par value NLG.01, issued and
  outstanding 40,107,784 and 48,797,346 shares                                                    182                221
Financing preferred shares
  Authorized 900 shares, par value NLG100, none issued                                              -                 -
Preferred shares
  Authorized 6,900 shares, par value NLG100, none issued                                            -                 -
Capital in excess of par value                                                                103,443            252,784
Retained (deficit) earnings                                                                   (35,454)            58,818
Accumulated other comprehensive income (loss)                                                  (2,619)            (3,501)
------------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                J                    65,552            308,322
------------------------------------------------------------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity                                                    425,035            777,940
------------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
(thousands except per share data)                                              EUR
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Year ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                       NOTE            1998               1999               2000
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                Q            288,111           414,495            935,212
Cost of sales                                                                        (179,326)         (244,485)          (518,027)
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                          108,785           170,010            417,185

Operating expenses:
  Selling, general and administrative costs                              E            (59,924)          (83,170)          (147,318)
  Research and development, net                                          M            (36,277)          (47,145)           (73,800)
  Amortization of goodwill                                                                (93)             (340)            (4,295)
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                              (96,294)         (130,655)          (225,413)
------------------------------------------------------------------------------------------------------------------------------------
Earnings from operations                                                 Q             12,491            39,355            191,772
Net interest and other financial income (expenses)                                     (5,350)           (8,608)            (1,595)
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, minority interest
  and cumulative effect of change in accounting principle                               7,141            30,747            190,177
    Income taxes                                                         G               (648)           (1,274)           (22,830)
------------------------------------------------------------------------------------------------------------------------------------
Earnings  before minority interest  and cumulative
Effect of change in accounting principle                                                6,493            29,473            167,347
Minority interest                                                                      (6,261)          (18,374)           (69,285)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings before cumulative effect of change in
  Accounting principle                                                   q                232            11,099             98,062
Cumulative effect of change in accounting principle, net of tax          A                 --                --             (3,790)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                              232            11,099             94,272
------------------------------------------------------------------------------------------------------------------------------------

Basic net earnings per share:
Net earnings before cumulative effect of change in
  accounting principle                                                                   0.01              0.30               2.09
Cumulative effect of change in accounting principle                      A                 --                --              (0.08)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                             0.01              0.30               2.01
------------------------------------------------------------------------------------------------------------------------------------

Diluted net earnings per share:
Net earnings before cumulative effect of change in
  accounting principle                                                                   0.01              0.29               2.02
Cumulative effect of change in accounting principle                      A                --                --              (0.08)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                             0.01              0.29               1.94
====================================================================================================================================
Proforma amounts assuming the new accounting principle
  is applied retroactively:
Net earnings                                                             A                585.            8,881             98,062

Basic net earnings per share                                                             0.02              0.24               2.09
Diluted net earnings per share                                                           0.02              0.23               2.02
------------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares:
  Basic                                                                  S             33,794            37,301             46,810
  Diluted                                                                S             34,743            40,664             48,703
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------
See Notes to Consolidated Financial Statements.

Balances prior to January 1, 1999 were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR 1.00 =
NLG 2.20371).

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(thousands)                                                              EUR
------------------------------------------------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 1998             1999              2000
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                      232           11,099            94,272
Other comprehensive income (loss)
  Exchange rate changes for the year.                                             137            9,448              (882)
------------------------------------------------------------------------------------------------------------------------------------
  Total other comprehensive income (loss)                                         137            9,448              (882)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                              369           20,547             93,390
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------
See Notes to Consolidated Financial Statements.

Balances prior to January 1, 1999 were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR 1.00 = NLG 2.20371)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands, except for number of common shares)
------------------------------------------------------------------------------------------------------------------------------------

                                                         Number of     Common       Capital in         Retained       Accumulated
                                                         common        Shares       excess of           earnings       other com-
                                                         shares                     par value          (deficit)       prehensive
                                              NOTE                                                                    income (loss)
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1997                              33,379,043         151           74,858          (46,785)         (12,204)

Issuance of common shares:
For stock options                               P         961,800           5              436               --               --
  Other                                                   200,000           1              702               --               --
Net earnings                                                   --          --               --              232               --
Fair value of warrants issued                                  --          --            2,455               --               --
Debt conversion discount                                       --          --              476               --               --
Exchange rate changes for the year                             --          --               --               --              137
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                              34,540,843         157           78,927          (46,553)         (12,067)

Issuance of common shares:
  For stock options                             P         169,900           1              495               --               --
  Conversion of subordinated notes                      5,397,041          24           24,021               --               --
Net earnings                                                   --          --               --           11,099               --
Exchange rate changes for the year                             --          --               --               --            9,448
------------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                              40,107,784         182          103,443          (35,454)          (2,619)

ISSUANCE OF COMMON SHARES:
  FOR STOCK OPTIONS                             P         901,605           4            3,123               --               --
  EXERCISE OF WARRANTS                          J       3,537,957          16           27,514               --               --
  PUBLIC OFFERING                               J       4,250,000          19          119,692               --               --
NET EARNINGS                                                   --          --               --           94,272               --
FAIR VALUE OF PUT OPTION FOR
  STRUCTURED EQUITY LINE                                       --          --             (988)              --               --

EXCHANGE RATE CHANGES FOR THE YEAR                             --          --               --               --             (882)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000                              48,797,346         221          252,784           58,818           (3,501)
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------
See Notes to Consolidated Financial Statements.

Balances prior to January 1, 1999 were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR 1.00 = NLG 2.20371)

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (thousands)                                                                                                     EUR
----------------------------------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                                              1998             1999             2000
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                                  232           11,099           94,272
  Adjustments to reconcile net earnings to net cash
  from operating activities:
    Depreciation and amortization                                            22,688           24,487           52,223
    Amortization of discounted financing costs                                   --            1,421            1,575
    Cumulative effect of change in accounting principle, net of tax              --               --            3,790
    Deferred income taxes                                                       (56)            (123)          (2,652)
    Minority interest                                                         6,261           18,374           69,285
    Increase (decrease) in allowance for doubtful receivables                (1,492)            (407)           7,302
  Changes in other assets and liabilities:
    Accounts receivable                                                      12,831          (64,514)         (96,807)
    Inventories                                                              14,230          (42,644)         (73,462)
    Other current assets                                                        850           (7,091)          (7,984)
    Accounts payable and accrued expenses                                   (25,002)         102,928           74,757
    Advance payments from customers                                          (2,573)           1,468            9,028
    Deferred revenue                                                             --               --            2,664
    Income taxes                                                             (1,935)           1,904           19,101
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    26,034           46,902          153,092

Cash flows from investing activities:
  Capital expenditures                                                      (24,142)         (30,587)         (71,366)
  Acquisition of shares from minority shareholders                               --               --          (75,461)
  Acquisition of business                                                        --           (1,267)             (96)
  Proceeds from sale of property, plant and equipment                         2,448            2,453            4,332
  Proceeds from (purchase of) marketable securities                          (1,538)           2,607            6,214
----------------------------------------------------------------------------------------------------------------------
Net cash (used in) investing activities                                     (23,232)         (26,794)        (136,377)

Cash flows from financing activities:
  Notes payable to banks, net                                                (8,567)         (15,372)          (9,531)
  Proceeds from long-term debt and subordinated debt                         27,574           16,652           78,466
  Repayments of long-term debt and subordinated debt                        (29,730)         (19,690)         (96,202)
  Proceeds from issuance of common shares                                     1,144              496          126,813
  Fair value of put option for structured equity line                            --               --             (988)
  Dividends paid to minority shareholders                                    (5,526)          (8,384)         (28,249)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                         (15,105)         (26,298)          70,309
Exchange rate effects                                                        (3,418)           8,619            5,628
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                        (15,721)           2,429           92,652
Cash and cash equivalents at beginning of year                               27,445           11,724           14,153
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     11,724           14,153          106,805
======================================================================================================================
Supplemental disclosures of cash flow information
Cash paid (received) during the year for:
  Interest                                                                    7,232            7,916            2,257
  Income taxes                                                                2,638             (505)           6,381
----------------------------------------------------------------------------------------------------------------------
Non cash investing activities:
  Acquisition of business through issuance of convertible note                   --           (3,868)              --
----------------------------------------------------------------------------------------------------------------------
Non cash financing activities:
Conversion of subordinated notes and 6 % zero-coupon
  debentures into common shares                                                  --           24,045           23,555
======================================================================================================================

See Notes to Consolidated Financial Statements.

Balances prior to January 1, 1999 were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (EUR 1.00 = NLG 2.20371.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (EUR in thousands, unless otherwise stated)

NOTE A Summary of significant Accounting Policies

General - ASM International N.V. (`ASMI' or `the Company') is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, South East Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. ASMI provides production solutions for the main areas of semiconductor production: wafer processing (Front-end), assembly and packaging (Back-end). The Company follows accounting principles generally accepted in the United States of America. Effective beginning of the year ended December 31, 1999, the Company changed its reporting currency from Netherlands guilders (NLG) to Euros (EUR or E). Balances for the year ended December 31, 1998 have been restated using the fixed exchange rate as of January 1, 1999 (EUR 1.00 = NLG 2.20371).

The comparative balances reported in Euros depict the same trends as would have been presented if the Company had continued to present balances in Netherlands guilders. Balances for periods prior to January 1, 1999 are not comparable to the balances of other companies that report in Euros having restated amounts from a different currency than Netherlands guilders.

Principles of Consolidation - The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries (`the Company'), in all of which ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Statement of Operations upon the sale of the respective inventory.

Foreign Currency Translation - Assets and liabilities of foreign subsidiaries are translated into Euros at exchange rates prevailing at the end of the year. Revenues and costs relating to the operation of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in Shareholders' Equity. Foreign currency transaction gains and losses generally are included in determining net earnings. From time to time the Company enters into foreign currency exchange contracts as a hedge against transactions denominated in foreign currencies. Gains and losses in market value of such contracts are recognized as an offset against foreign exchange gains or losses on the underlying transactions. A change in the market value of a foreign exchange contract that is a hedge of a firm commitment is deferred and included in the valuation of the completed transaction.

Revenue Recognition - Effective January 1, 2000 the Company adopted new guidance on revenue recognition as is described in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), issued by the staff of the Securities and Exchange Commission (the "SEC") in December 1999.

Net revenues include product revenues derived primarily from sales of Front-end and Back-end equipment used by both segments of the semiconductor market. The Company recognizes revenue from equipment sales upon shipment of its products when it is proven prior to shipment that the equipment has met all of the customers' criteria and specifications. The installation process is not believed to be essential to the functionality of the Company's products. However, since under most of the Company's sales contracts, the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory under the guidance of SAB 101. Therefore, at the time of shipment, the Company defers that portion of the sales price related to the fair value of installation at the time of shipment. The Company believes it has an enforceable claim for that portion of the sales price not related to the fair value of the installation should it not fulfill its installation obligation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. When the Company can only satisfy the customer acceptance criteria or specifications at the customer's location, revenue is deferred until final acceptance by the customer or until contractual conditions lapse.

The Company provides training and technical support to customers. Revenue related to such services are recognized when the service is completed. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

The Company previously recognized revenue from the sale of all equipment sales including installation services at the time of transfer of title, and when no significant contractual obligations remained. Revenue recognition for sale of spare parts and services has not been changed.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, amounts due from banks on demand, and short-term deposits with a maturity of three months or less at the date of purchase.

Marketable Securities - The Company classifies all its investments in marketable securities as available for sale which requires the Company to report these investments at fair market value and record the unrealized gains and losses, after tax, as a component of Shareholders' Equity. In the accompanying Financial Statements the marketable securities are carried at cost which approximates fair market value. Realized gains and losses on securities sold are included in net earnings.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Costs include net prices paid for materials purchased, charges for freight and custom duties, direct wages of employees and charges for factory production overhead.

Property, Plant and Equipment - Property, plant and equipment are carried at cost (net of government grants), less accumulated depreciation. Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives.

Goodwill - Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. Goodwill arising on acquisitions is amortized on a straight-line basis over the estimated useful life thereof. The Company reviews goodwill for impairment whenever facts or circumstances indicate that the carrying amounts may not be recoverable.

Recoverability of Long-Lived Assets - In accordance with Statement of Financial Accounting Standard (`SFAS') No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", long-lived assets and certain identifiable intangibles held and used by a company are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Generally, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes - The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes" (`SFAS 109'). SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Statement of Operations in the period in which the enactment date changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Stock-Based Compensation - The Company accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25,

"Accounting for Stock Issued to Employees" (`APB 25'). Accordingly, the Company computes compensation costs for each employee stock option granted as the amount by which the estimated fair value of the Company's common shares on the date of the grant exceeds the amount the employee must pay to acquire the shares. As required by SFAS No. 123, "Accounting for Stock-Based Compensation" (`SFAS 123'), the Company has included, in Note P, the required SFAS 123 pro forma disclosures of net income (loss) and earnings (loss) per share as if the fair value-based method of accounting had been applied.

Research and Development Expenses - Research and development costs are expensed as incurred. Costs which relate to prototype and experimental models which are sold to customers are charged to cost of sales. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such project costs occur. Technical development credits (Technische Ontwikkelings Kredieten or `TOK's') received from the Netherlands government to offset the cost of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales and are charged to cost of sales. No such repayments are required if such sales do not occur (see Note M).

Comprehensive Income - Effective fiscal year 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (FASB 130), `Reporting Comprehensive Income'

New Accounting Pronouncements - SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (`SFAS 133') as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", is effective for the Company as of January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether they qualify for hedge accounting. The Company believes that the adoption of SFAS 133, effective January 1, 2001, will not have a significant impact on the results of operations or financial position.

Use of Estimates - The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to prior year Financial Statements to conform to the current year presentation.

Cumulative Effect of Change in Accounting Principle - As more fully described under Revenue Recognition, the Company adopted the guidance outlined in SAB 101. The new method of revenue recognition was adopted January 1, 2000 and has been applied retroactively to revenue earned in prior years. The effect of the change in 2000 was to decrease net earnings by E 1,710 (or E 0.04 per basic and diluted earnings per share). The adjustment of E 3,790 to apply retroactively the new method is included in the statement of operations for the year ended December 31, 2000. The pro forma amounts shown on the income statement have been adjusted for the effect of retroactive application on revenues and costs and related income taxes.

NOTE B Cash and Cash Equivalents, Marketable Securities

At December 31, 2000, cash and cash equivalents and marketable securities of the Company's subsidiary ASM Pacific Technology Ltd ('ASMPT') amounting to E 89,708 are restricted to use in the operations of this company only.


NOTE C Inventories

Inventories are comprised of the following:

-------------------------------------------------------------------------------------------------------------------------
                                                                                        December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                                                 1999               2000
-------------------------------------------------------------------------------------------------------------------------
Components and raw materials                                                                   41,052             68,786
Work in process                                                                                50,612            104,875
Finished goods                                                                                 15,616             14,340
-------------------------------------------------------------------------------------------------------------------------
Inventories                                                                                   107,280            188,001
=========================================================================================================================

NOTE D Property, Plant and Equipment

-------------------------------------------------------------------------------------------------------------------------
                                                                             Land,         Machinery,
                                                                         Buildings         Equipment,
                                                                     and leasehold          Furniture
                                                                      improvements       and fixtures              Total
-------------------------------------------------------------------------------------------------------------------------
At cost:
Balance January 1, 2000                                                     74,389            201,730            276,119
  Capital expenditures                                                       5,847             65,519             71,366
  Retirements and sales                                                     (3,463)           (35,857)           (39,320)
  Translation effect                                                         6,439              6,284             12,723
-------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000                                                   83,212            237,676            320,888
-------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:
Balance January 1, 2000                                                     30,729            118,214            148,943
  Depreciation for the year                                                  9,525             38,403             47,928
  Retirements and sales                                                     (1,885)           (33,103)           (34,988)
  Translation effect                                                         2,317              4,520              6,837
-------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000                                                   40,686            128,034            168,720
=========================================================================================================================

Property, plant and equipment, net:
  January 1, 2000                                                           43,660             83,516            127,176
  December 31, 2000                                                         42,526            109,642            152,168
=========================================================================================================================

Useful lives in years:

                       - Buildings and leasehold improvements                                                 10-25 year
                       - Machinery and equipment                                                               2-10 year
                       - Furniture and fixtures                                                                2-10 year



Leasehold improvements are depreciated over the lesser of the useful life of the underlying property and the lease term.

NOTE E Goodwill

-------------------------------------------------------------------------------------------------------------------------
At cost:
Balance January 1, 2000                                                                                            6,202
  Acquired                                                                                                        65,081
  Translation effect                                                                                               1,786
-------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000                                                                                         73,069
-------------------------------------------------------------------------------------------------------------------------
Accumulated amortization:
Balance January 1, 2000                                                                                              444
  Amortization for the year                                                                                        4,295
  Translation effect                                                                                                (183)
-------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2000                                                                                          4,556
=========================================================================================================================

Goodwill, net:
  January 1, 2000                                                                                                  5,758
  December 31, 2000                                                                                               68,513
=========================================================================================================================

         Following the issuance of common shares under the ASMPT Employee Incentive Scheme in March 2000, the Company's shareholding in ASMPT dropped slightly below 50%. In various transactions in April and June, the Company acquired 0.3% of the outstanding common shares of ASMPT, thereby restoring its total shareholding in that company to over 50%. Throughout this entire period, the Company maintained control over ASMPT.

         On July 6, 2000, the Company completed a purchase of approximately 4.7% of the outstanding common shares in ASMPT from one institutional investor. At December 31, 2000, ASMI's shareholding in ASMPT amounts to 54.62% of the outstanding common shares. The total purchase price of the acquired shares of ASMPT in 2000 amounted to E 74,757. The acquisition of these shares was accounted for using the purchase method and the excess of the purchase price over the fair market value of the underlying net assets acquired in the amount of E 64,985 has been recorded as goodwill. The fair market value approximates the book value of such net assets of ASMPT.

        The proforma impact on minority interest in the Statement of Operations based on the assumption that the Company acquired the total additional 5% interest in ASMPT as of January 1, 2000 and 1999 is E3,182 and E1,964, respectively.

         In July 1999, the Company acquired all the outstanding shares of Microchemistry Ltd. The acquisition was accounted for using the purchase method. Total consideration paid amounted to FIM (Finnish Marks) 23.2 million or E 3,868 and after adding the assets deficiency recorded goodwill totaled E 4,747.

         In December 1999, the Company acquired a 24% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment, for E 388. An officer of the Company also holds a 44.5% interest in NanoPhotonics AG. The Company has the option to purchase the 44.5% interest from the officer at the same price as paid by the officer at the time of purchase in December 1999. In exchange for this option, the Company granted the officer a five-year option to purchase 25,000 common shares in ASMI at the fair market value of the shares at the option grant date.

         The weighted average amortization period for acquired goodwill is 10 years.


NOTE F Notes Payable to Banks

         ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines, which contain general provisions concerning renewal and continuance at the option of the banks, bear a weighted average interest of 4.65% at December 31, 2000.

         Total short-term lines of credit available amounted to E 81,685 at December 31, 2000. The amount outstanding at December 31, 2000 was E 13,136 and the unused portion totaled E 68,549. The unused portion includes E 48,794 relating to ASMPT and such amount is authorized solely for use in the operations of ASMPT.

         At December 31, 2000 ASMI has guaranteed available short-term facilities and other obligations of certain subsidiaries of E 32,887. The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to other ASM subsidiaries.

Information on notes payable to banks is as follows:
------------------------------------------------------------------------------------------------------------------------
Short-term debt outstanding in:                                                           December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                                                 1999               2000
------------------------------------------------------------------------------------------------------------------------
  The Netherlands                                                                              12,223                  -
  Japan                                                                                        10,274             13,132
  Hong Kong                                                                                       170                  4
------------------------------------------------------------------------------------------------------------------------
                                                                                               22,667             13,136
========================================================================================================================

Short-term debt outstanding in local currencies:
------------------------------------------------------------------------------------------------------------------------
(thousands)                                                                             December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                                                 1999               2000
------------------------------------------------------------------------------------------------------------------------
  Netherlands Guilders                                                                         26,935                  -
  Japanese Yens                                                                             1,053,140          1,404,854
  Hong Kong Dollars                                                                             1,323                 30
========================================================================================================================

NOTE G Income Taxes

The components of earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle consist of:

                                                                   Year ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                               1998              1999               2000
------------------------------------------------------------------------------------------------------------------------
Netherlands                                                                  (1,218)          (11,159)            (2,582)
Other countries                                                               8,359            41,906            192,759
------------------------------------------------------------------------------------------------------------------------
                                                                              7,141            30,747            190,177
========================================================================================================================

The provision for income tax consist of:
------------------------------------------------------------------------------------------------------------------------
                                                                   Year ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                               1998              1999               2000
------------------------------------------------------------------------------------------------------------------------
Current:
  Netherlands                                                                    33               (37)                 -
  Other countries                                                              (344)             (968)           (25,809)
------------------------------------------------------------------------------------------------------------------------
                                                                               (311)           (1,005)           (25,809)
Deferred:
  Netherlands                                                                     -                 -                  -
  Other countries                                                              (337)             (269)             2,979
------------------------------------------------------------------------------------------------------------------------
                                                                               (337)             (269)             2,979
------------------------------------------------------------------------------------------------------------------------
  Provision for income taxes                                                   (648)           (1,274)           (22,830)
========================================================================================================================

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands' statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the statutory Netherlands' income tax rates is set forth below:


                                                                     Year ended December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                               1998              1999               2000
-------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, minority interest and cumulative
   effect of change in accounting principle                                  7,141             30,747             190,177
Netherlands' statutory tax rate                                                 35%                35%                 35%

Income tax provisions at statutory rate                                     (2,499)           (10,761)            (66,562)
Non-deductible expenses                                                       (569)            (1,126)             (1,211)
Foreign taxes at a rate other than the Netherlands'
  statutory rate                                                             3,110              6,576              21,313
Net operating loss benefits not realized for tax purposes
  nor recognized for financial statement purposes                           (6,058)            (8,531)             (7,790)
Utilization of net operating loss carryforwards                                538              3,513               7,888
Non-taxable income                                                           2,176              8,215              24,875
Other                                                                        2,654                840              (1,343)
-------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                    (648)            (1,274)            (22,830)
=========================================================================================================================

Non-taxable income relates primarily to our Singapore operations where the Company has been granted a tax holiday.

Deferred income taxes consist of the following:
------------------------------------------------------------------------------------------------------------------------
                                                                      Year ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                               1998              1999               2000
------------------------------------------------------------------------------------------------------------------------
Depreciation                                                                 (5,257)           (5,274)            (5,523)
Reserves and allowances                                                          64                51              2,053
Research and development credits                                             (4,223)           (4,152)            (4,215)
Net operating loss carryforwards                                              5,873             5,909              5,276
Other                                                                           (70)              (24)             1,571
------------------------------------------------------------------------------------------------------------------------
Total deferred income tax                                                    (3,613)           (3,490)              (838)
========================================================================================================================

Substantially all of the net deferred tax liabilities are of a long-term nature.

         Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2000, of E 260 million for tax return purposes to reduce future income taxes. ASMI believes that realization of its net deferred tax assets is dependent on the ability of ASMI to generate taxable profits in the future. Given the volatile nature of the semi-conductor equipment industry, past experience, and the tax jurisdictions where ASMI has net operating loss carryforwards ASMI believes that there is currently insufficient evidence to substantiate recognition of all net deferred tax assets with respect to net operating loss carryforwards in the financial statements. Accordingly, a valuation reserve of E 79.9 million in 1998, E 90.2 million in 1999 and E 86.2 million in 2000 has been recorded; the resulting deferred tax asset amounts to E
5.9 million at the end of 1998, E 5.9 million at the end of 1999 and E 5.3 million at the end of 2000.

         The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries, because it considers such earnings to be indefinitely invested in those subsidiaries.

NOTE H Long-term Debt

Long-term debt consists of the following:
------------------------------------------------------------------------------------------------------------------------
                                                                                           December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                                                 1999               2000
------------------------------------------------------------------------------------------------------------------------
Term loans:
  The Netherlands, 5.16 - 6.75 %, due 2000                                                     24,958                  -
  The Netherlands US $ facility,  8.65 %, due 2001-2002                                             -             49,607
  Japan, 2.15 - 3.30 %, due 2005 - 2006                                                           800              3,459
  Hong Kong, 7.3 - 7.5 %, due 2000                                                             10,975                  -
  Finland, 2.25 - 4.25 %, due 2004 - 2005                                                       2,545              3,383
Mortgage loans:
  The Netherlands, 5.35 - 6.75%, due 2007 - 2026                                                2,121              1,873
  Japan, 1.71  - 2.75 %, due 2005 - 2006                                                        3,232              4,468
Lease commitments, 5.75 - 12.60 %, due 1999 - 2002                                                310                354
------------------------------------------------------------------------------------------------------------------------
                                                                                               44,941             63,144
Current portion                                                                                36,944             31,484
------------------------------------------------------------------------------------------------------------------------
                                                                                                7,997             31,660
========================================================================================================================

Long-term debt outstanding in local currencies:
------------------------------------------------------------------------------------------------------------------------
(thousands)                                                                                December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                                                 1999               2000
------------------------------------------------------------------------------------------------------------------------
Including current portion:
  Netherlands Guilders                                                                         59,674              4,128
  Finnish Marks                                                                                15,135             20,119
  United States Dollars                                                                           311             46,328
  Japanese Yen                                                                                413,270            847,990
  Hong Kong Dollars                                                                            85,521                  -
========================================================================================================================

Aggregate annual principal repayments for years subsequent to December 31, 2000 are:
------------------------------------------------------------------------------------------------------------------------
     2001                                                                                                         31,484
     2002                                                                                                         21,494
     2003                                                                                                          1,902
     2004                                                                                                          2,210
     2005                                                                                                          3,479
Thereafter                                                                                                         2,575
------------------------------------------------------------------------------------------------------------------------
                                                                                                                  63,144
------------------------------------------------------------------------------------------------------------------------

         In April 2000 the Company repaid its term loan of E 24,958 to the Nationale Investeringsbank N.V. (NIB) in full and repaid its term loans in Hong Kong during 2000.

         On July 6, 2000, the Company entered into two financing arrangements. Pursuant to the first such financing arrangement, the Company received a two-year credit facility of US $ 75 million from Canadian Imperial Bank of Commerce, a bank organized and validly existing under the laws of Canada, acting through its New York Agency, carrying a variable interest rate linked to London Inter Bank Offered Rates and secured by substantially all of the Company's shareholding in ASMPT. US $ 69 million of this facility was drawn down and the funds were used to purchase additional shares in ASMPT (see Note E). The facility has a quarterly repayment schedule. On October 6, 2000 the Company repaid US $ 10 million in principle amount under the loan facility consisting of US $ 5.5 million installment and US $ 4.5 million partial prepayment of the loan. On December 21, 2000 a second partial prepayment of US $ 13 million was made. The outstanding balance as of December 31, 2000 is US $ 46 million. The loan is secured by our shareholding in ASMPT.

         Pursuant to the second facility, the Company entered into a Structured Equity Line (the "Line") with an investor, who is an affiliate of the bank providing the credit facility, mentioned immediately above. Under the Line, the Company can issue, with intervals of at least five business days between two issuances, common shares to the investor in amounts not exceeding US $ 10 million and for a total not exceeding US $140 million. The maximum amount of shares to be issued has been lowered to $65 million by an amendment to the Line as of March 9, 2001. The investor has committed to purchase these shares at market price, which is defined as the volume weighted average price of five trading days preceding the date of issuance, minus a discount of 4.5%. The investor is not obligated to purchase shares if the purchase would cause the aggregate number of common shares in the Company owned by the investor, including those purchased during the previous 60 days, to exceed 9.9% of all of the issued and outstanding common shares of the Company. The investor is also under no obligation to purchase newly issued shares under the Line in the event that the effectiveness of the Company's registration statement is withdrawn, certain conditions precedent to the Line are not satisfied or certain covenants are not complied with. The Company is obligated to register their shares issuable under the Line with the Securities and Exchange Commission.

         The Company filed a registration statement on September 6, 2000, but, addressing concerns of the SEC, voluntarily withdrew this statement on October 12, 2000. A new registration statement will be filed in due course. Until the registration statement is filed and declared effective by the SEC, the Company is unable to issue shares under this equity line of credit. The investor has agreed to extend the date by which such registration must be effective until April 23, 2001.

         We must pay the investor a monthly fee of 3/4% of the outstanding loan amount if the registration statement is not effective by April 23, 2001, which fee increases to 1% per month if effectiveness is not achieved by June 8, 2001.

         In the event of a collateral value shortfall under the Line, the Company is obligated to either deposit cash with the investor, make prepayments to the Line or issue shares to the investor to the extent of the collateral value shortfall.

         The long-term facilities offered by the Japanese banks to ASM Japan are collaterized by the real estate and other assets of ASM Japan, with guarantees provided by ASMI. In Finland, the long-term loans offered by Leonia Bank are collaterized by machinery and equipment of ASM Microchemistry and guaranteed by ASMI.

         Lease commitments relate to lease commitments on property, equipment and machines in the United States of America.

         Interest income, which is included in net interest and other financial income (expenses), amounted to E 1,569, E 913 and E 6,695 in 1998, 1999 and 2000, respectively, and interest expense, which is also included in net interest and other financial income (expenses), amounted to E 7,566, E 13,210 and E 10,232 in 1998, 1999 and 2000, respectively.


NOTE I Subordinated Debt

Subordinated Debt consists of the following:
------------------------------------------------------------------------------------------------------------------------
                                                                                               December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                                                      1999          2000
------------------------------------------------------------------------------------------------------------------------
Current:
  Subordinated loan - NIB                                                                            2,042             -
  Subordinated loan - related party                                                                  1,361             -
  Subordinated note - Applied Materials                                                             33,744             -
  6% zero-coupon debentures (less unamortized discount of  E 4,817 and -)                           15,138             -
------------------------------------------------------------------------------------------------------------------------
                                                                                                    52,285             -
========================================================================================================================

         In 2000 the Company paid the last installments of subordinated loans from De Nationale Investeringsbank N.V. (NIB) and an officer of ASMI who is also a major shareholder.

         During 1998, the Company negotiated an extension of an original US $
80.0 million convertible note provided by Applied Materials following the settlement of the patent dispute in 1997. After paying Applied Materials US $
15.0 million in 1997 and US $ 20.0 million in 1998, the remaining balance of US $ 45.0 million of the initial interest-free subordinated convertible loan was replaced by an interest-bearing note for which the Company provided security. In addition, the Company issued a warrant to Applied Materials to purchase 1,500,000 shares in ASMI, of which 750,000 were immediately exercisable. See Note J to Consolidated Financial Statements. The note was repayable in two installments: US $10.0 million was paid in 1999 and the remaining US $ 35.0 million due in 2000 was repaid from the proceeds of the exercise of the 1,500,000 warrants in March 2000 and from the proceeds of the share offering in April 2000.

         On October 1, 1999, the Company issued US $ 20 million, five-year, zero-coupon debentures. The debentures were discounted at 6% annual interest; the Company received net proceeds of US $ 14.9 million. As part of the debenture agreement, the investors received 2,037,957 non-detachable warrants and 200,000 supplemental warrants on common shares of the Company with an exercise price of US $ 9.81 per share, a premium to market at the date of issuance of 20%. In February 2000, the 2,037,957 warrants were exercised and the debentures were cancelled in partial payment of the exercise price of the warrants. The remaining portion of the exercise price of the warrants was fulfilled by the investors contributing US $ 4.8 million in cash.

         In December 1998, the Company issued a E 20,420 (NLG 45 million), 6% subordinated convertible note, due December 4, 2003, which has been purchased by strategic and financial investors. The conversion price had been set at E 4.08 per common share, the average of the share price on the Euronext Amsterdam during a set period previous to concluding the contract, with protection clauses for below market price stock issues and stock dividends. The note was fully converted in 1999.


NOTE J Shareholders' Equity

         The authorized capital of the Company amounts to NLG 1,380,000. It is divided into 60,000,000 common shares, each with a par value of NLG 0.01, 900 financing preferred shares, each with a par value of NLG 100, and 6,900 preferred shares, each with a nominal value of NLG 100.

         Shareholders are entitled to cast a number of votes equal to the par value of shares held; consequently, each holder of a common share (par value of NLG 0.01) is entitled to a single vote while each holder of preferred shares and financing preferred shares is entitled to ten thousand votes (par value of NLG
100). Preferred shares carry the right to a cumulative dividend based on a promissory discount rate as established by the Dutch Central Bank. Financing preferred shares are also entitled to a cumulative dividend based on the par value and share premium paid on such shares. Dividends distributable to common shareholders are limited to retained earnings of ASMI decreased by the legal reserves which must be maintained. At December 31, 2000, ASMI had no distributable retained earnings.


WARRANTS

             In December 1998, in conjunction with the restructuring of a subordinated convertible note with Applied Materials, Inc., the Company issued to Applied Materials warrants to purchase 1,500,000 of ASMI's common shares, of which 750,000 were immediately exercisable at a price of US $ 5.375 per share. Exercise of the remaining 750,000 warrants was contingent upon the Company not repaying all outstanding debt due to Applied Materials by February 15, 1999. At December 31, 1998 it was determined that the Company would be unable to repay the outstanding debt by February 15, 1999 and, therefore, the entire fair value of the warrants amounting to E 2.5 million has been added to Shareholders' Equity in 1998. In March 2000, Applied Materials exercised the warrants and the proceeds therefrom were used to reduce the outstanding balance of the subordinated note.

         In conjunction with US $ 20 million five-year zero-bond debentures issued on October 1, 1999 (see Note I to Consolidated Financial Statements), the Company issued 2,037,957 non-detachable exercise warrants and 200,000 supplemental warrants on common shares of the Company at a price of US $ 9.81 per share, a premium to market at the date of issuance of 20%. In February 2000 the 2,037,957 warrants were exercised and the debentures were cancelled in partial payment of the exercise price of the warrants. The remaining portion of the exercise price was fulfilled by the investors contributing US $ 4.8 million in cash. At December 31, 2000 the 200,000 supplemental warrants have not been exercised.

PUBLIC OFFERING OF COMMON SHARES

         In April 2000, the Company completed a public offering of 4,250,000 common shares at a price of US $ 29.00 per share. The net proceeds amounted to E 119,711, which were used to repay outstanding loans and fund working capital needs.


NOTE K Pension Plans

         The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except that of the Company's Japanese operations, which is a defined benefit pension plan. The Company has no major continuing obligations other than the payment of annual contributions. Aggregate retirement plan contributions including those for the Japanese operations, which are determined by an actuary were E 3,117 in 1998, E 3,225 in 1999 and E 5,756 in 2000. Employees of the Company's Japanese operations terminating their employment are generally entitled to a lump-sum severance payment or to pension plan benefits based on years of service and certain other factors. Plan assets are held as general assets by a life insurance company. There are no unrecognized prior service costs.

The Company does not provide any post retirement benefits other than pensions.


NOTE L Financial Instruments and Risk Management

         The estimated fair value of the Company's financial instruments at December 31, 1999 and 2000 is summarized below. Certain estimates and judgements were required to develop the fair value amounts. The fair value amounts shown below are not necessarily indicative of the amounts that the Company would realize upon disposition nor do they indicate the Company's intent or ability to dispose of the financial instrument:

------------------------------------------------------------------------------------------------------
                                                                      1999                  2000
------------------------------------------------------------------------------------------------------
                                                              Carrying    Fair       CARRYING   FAIR
                                                               Amount     Value       AMOUNT    VALUE
------------------------------------------------------------------------------------------------------
Forward exchange contracts:
  Sell foreign currency                                        10,674    10,381       7,549      7,141
  Buy foreign currency                                          2,431     2,422       5,495      5,761
Long-term debt, including current portion:
  Long-term debt                                               44,941    44,828      63,144     64,691
  Subordinated debt                                            52,285    50,660           -          -
======================================================================================================


The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial statements:

         For cash and cash equivalents, marketable securities, accounts receivable, notes payable to banks, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. For long-term debt, the estimated fair values of the Company's long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities. For forward exchange contracts market values have been used to determine the fair value.

         Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Company does not anticipate nonperformance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are limited due to the large number of customers as well as the dispersion across many geographic areas.

NOTE M Research and Development

         The Company's Netherlands, Finnish and Singapore operations receive research and development grants and credits from various governmental sources. The amount of research and development credits offset against research and development expenses amounted to E 5,235, E 3,293 and E 2,167 in 1998, 1999 and 2000, respectively.

         The amounts received by the Company's Netherlands operations for TOK's are contingently repayable to the extent sales of the products to which the credit was related occur.

         The amount of repayment as a percentage of the realized sales of the associated products varies from 1% to 4%. Contingent amounts repayable accrue interest at varying rates from 5% to 8% per year. The amount contingently repayable was E 11,863 and E 12,044 at December 31, 1999 and December 31, 2000, respectively. In 1998, 1999 and 2000 the Company made TOK repayments in the amount of E 1,319, E 1,411 and E 1,505 respectively.

NOTE N Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

-------------------------------------------------------------------------------------------------------------------
                                                                                    December 31,
-------------------------------------------------------------------------------------------------------------------
                                                                                           1999               2000
-------------------------------------------------------------------------------------------------------------------
Machinery and equipment                                                                     225                402
Furniture and fixtures                                                                      354                420
-------------------------------------------------------------------------------------------------------------------
                                                                                            579                822
Less accumulated depreciation                                                              (292)              (484)
-------------------------------------------------------------------------------------------------------------------
                                                                                            287                338
===================================================================================================================

         The Company leases certain office and plant facilities and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 1 and 15 years. At December 31, 2000 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                                     Capital            Operating
                                                                                     Leases              Leases
-----------------------------------------------------------------------------------------------------------------
  2001                                                                                  229              9,702
  2002                                                                                  140              7,503
  2003                                                                                   38              5,919
  2004                                                                                    7              4,741
  2005                                                                                    4              3,141
  Thereafter                                                                              3             18,494
-----------------------------------------------------------------------------------------------------------------
  Total                                                                                 421             49,500

  Less amount representing interest                                                    (68)
----------------------------------------------------------------------------------------------------------------
Present value of net minimum lease payments                                             353
================================================================================================================

         Aggregate rental expense for operating leases in 1998 was E 6,925, in 1999 E 8,039 and in 2000 E 9,847.

         The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on its financial position, results of operations or liquidity.

NOTE O Restructuring

         During the first quarter of 1999, the Company decided to close its manufacturing activities for wafer processing equipment in the United States and in combination therewith, to outsource to third parties the manufacturing of substantially all parts previously manufactured in-house. Concurrently, the United States assembly and test activities were combined with those in Europe. This resulted in a reduction of employees in the United States by approximately 75 and in the vacating of certain facilities. Approximately 50 new positions were created in Europe. The Company incurred a restructuring charge, covering employee terminations, write-offs and occupancy costs of E 3,854 associated with these decisions.

         The Company's intention was to begin implementing the steps necessary to complete the 1999 restructuring program immediately on formalization thereof and to substantially complete all necessary steps by the end of 1999. At December 31, 1999, however, there was a remaining accrual associated with the restructuring program of E 2,504; implementation of the certain elements of the program had been delayed due to longer than anticipated time taken to transfer certain operations to Europe where plant modifications were required. At December 31, 1999, the revised schedule for completion of the program was mid 2000.

         In the first half of 2000, the global demand for wafer processing equipment and, as a consequence, the assembly and final testing activities of such equipment, increased sharply when compared to the same period in 1999. The Company's European facilities and the Company's third party subcontractors had difficulty in coping with the much higher volumes. Consequently, the Company decided to partially reverse its earlier decision and reopened facilities that were vacated under the 1999 restructuring program. As a consequence, part of the restructuring provision mainly related to legal contractual obligations for leased properties in the amount of E 1,572 was reversed and credited to selling, general and administrative expenses in the Consolidated Statement of Operations in the second quarter of 2000.

Selected information for restructuring charges is as follows:
-------------------------------------------------------------------------------------------------------------------------
                                                      Accrual       Amount      Reversal of                      Accrual
                                  Restructuring    December 31,    Utilized    restructuring     Translation     December
                                   program 1999        1999        in 2000       provision          effect     31, 2000
-------------------------------------------------------------------------------------------------------------------------
Lay-off and severance
  Payments                              665             93           (11)           (87)               5            -
Legal contract
  terminations                        1,855          1,452          (521)        (1,021)              90            -
Other                                 1,334            959          (563)          (464)              68            -
-------------------------------------------------------------------------------------------------------------------------
Total                                 3,854          2,504        (1,095)        (1,572)             163            -
=========================================================================================================================


NOTE P Employee Stock Option Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various key management personnel. Under these plans, key employees may purchase a specific number of shares of the Company's common stock. Options are generally priced at market value in Euros or US Dollars on the date of grant and generally expire after five or ten years. Shares subject to these agreements, which expire at various dates through 2009, totaled 1,675,979 at December 31, 2000.

The Company applies the intrinsic value method allowed by APB 25 in accounting for its stock option plans. Under APB 25, compensation expense resulting from awards under fixed plans is measured as the difference between the market price and the exercise price at the grant date. All fixed plan options were granted at an exercise price equal to market value at the measurement date. Accordingly, no compensation expense has been recognized in the consolidated statements of operations pursuant to APB 25.

Following is a summary of changes in shares under option:
------------------------------------------------------------------------------------------------------------------------
                                              Number of       Option price        Number of         Option price
                                                 shares       Per share in           Shares         per share in
                                                                US dollars                                   EUR
------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                     2,860,200      0.250 - 13.625       287,000           8.44 - 11.98
  Options granted                               142,500      3.625 - 10.750       234,000           2.41 -  7.67
  Options cancelled                             (48,600)     1.458 -  7.000      (193,000)                 11.98
  Options exercised                            (961,800)     0.500 -  2.333             -                      -
------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                     1,992,300      0.250 - 13.625       328,000           2.41 -  8.44
  Options granted                               230,000      5.625 - 15.625        75,000           6.90 - 19.20
  Options cancelled                             (80,000)     3.625 - 12.375        (9,000)                  7.67
  Options exercised                            (114,700)     0.250 -  8.688       (55,200)          2.41 -  7.67
------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                     2,027,600      0.250 - 15.625       338,800           6.90 - 19.20
  OPTIONS GRANTED                               200,783      8.563 - 26.438       120,000          11.41 - 26.45
  OPTIONS CANCELLED                            (107,799)     0.250 - 24.625        (1,800)                  7.67
  OPTIONS EXERCISED                            (893,205)     0.250 - 10.750        (8,400)          6.90 -  7.67
------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000                     1,227,379      0.250 - 26.438       448,600           7.67 - 26.45
========================================================================================================================

Had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), proforma net earnings, basic and diluted earnings per share would have been as follows:

------------------------------------------------------------------------------------------------------------------------
                                                                 Year ended December 31,
                                                                              1998             1999                 2000
------------------------------------------------------------------------------------------------------------------------
Expected life (years)                                                        3 - 8           3 - 10               3 - 10
Risk free interest rate                                                       5.0%             5.0%                 5.0%
Volatility                                                                     60%              85%                  81%
Assumed forfeitures
Net earnings (loss):
  As reported                                                                 232           11,099               94,272
  Proforma                                                                 (1,389)           9,621               92,921
Basic earnings (loss) per share:
  As reported                                                                0.01             0.30                 2.01
  Proforma                                                                  (0.04)            0.26                 1.98
Diluted earnings (loss) per share:
  As reported                                                                0.01             0.29                 1.94
  Proforma                                                                  (0.04)            0.25                 1.90
========================================================================================================================

The average remaining contractual life of the outstanding options granted in 2000 is 6.58 years at December 31, 2000.

------------------------------------------------------------------------------------------------------------------------
                                          Options Outstanding                             Options Exercisable
------------------------------------------------------------------------------------------------------------------------
            Range of              Number            Weighted            Weighted              Number            Weighted
            Exercise      Outstanding at             Average             Average      Exercisable at             Average
       Prices in US$        December 31,           Remaining            Exercise        December 31,            Exercise
                                    2000         Contractual        Price in US$                2000        Price in US$
                                              Life, in years
------------------------------------------------------------------------------------------------------------------------
        0.25 -  3.00             165,500                2.18                0.32             165,500                0.32
        3.00 -  6.00             324,496                7.00                5.17             146,171                5.15
        6.00 -  9.00             547,883                4.08                8.18             326,300                8.26
        9.00 - 14.00             500,600                6.39                9.08             129,500                7.84
       14.00 - 20.00             100,000                7.92               16.60               6,000               15.66
       20.00 - 30.00              37,500                7.90               25.08                   -                   -
------------------------------------------------------------------------------------------------------------------------
        0.25 - 30.00           1,675,979                5.46                7.97             773,471                5.96
========================================================================================================================

         In 1989, the shareholders of ASMPT approved a plan to issue up to 5 percent of the total issued shares of ASMPT to directors and employees. The directors annually may approve an amount of supplemental compensation to the designated directors and officers which will be used to issue or purchase ASMPT's common shares for the designees at current market value.

         In 2000, 2,828,000 common shares of ASMPT were issued, for cash at par, pursuant to the Employee Share Incentive Scheme of ASMPT. In 1999 and 1998, respectively 1,796,000 and 1,610,000 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.41% in 2000, 0.24% in 1999 and 0.22% in 1998. Following the issuance of 1,043,000 common shares under the plan in March 2000, the Company's shareholding in ASMPT dropped slightly below 50%. In various transactions in April, June and July, the Company acquired 18,897,500 of the outstanding common shares of ASMPT, thereby restoring its total shareholding in that company to 54.88%. Throughout this entire period, the Company maintained control over ASMPT. In December 2000 1,785,000 common shares were issued under the plan diluting ASMI's ownership in ASMPT to 54.62%. As of December 31, 2000 management of ASMPT has determined that 1,800,000 common shares will be allocated to employees for their services in the year 2000, which shares will be issued in the year 2001. Total compensation expense related to the Employee Share Incentive Scheme of ASMPT of respectively HK$ 20.0 million (E 2,773) in 2000, HK$ 38.7 million (E 5,463) in 1999 and HK$ 5.9 million (E 737)
in 1998 was charged to the Statement of Operations.


NOTE Q Disclosures about Segments and Related Information

The Company organizes its activities in two operating segments, Front-End and Back-End.

The Front-End segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and South East Asia.

The Back-End segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 54.62% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore and the People's Republic of China.


-----------------------------------------------------------------------------------------------------------------
                                                                     Front-End        Back-End           Total
-----------------------------------------------------------------------------------------------------------------

Year ended 31 December, 1998

Net sales to unaffiliated customers                                   132,858          155,253          288,111
Earnings (loss) from operations                                        (1,604)          14,095           12,491
Net interest and other financial income (expenses)                     (4,966)            (384)          (5,350)
Income tax                                                                (17)            (631)            (648)
Minority interest                                                           -           (6,261)          (6,261)
Net earnings (loss)                                                    (6,587)           6,819              232
Capital expenditures                                                    9,212           14,930           24,142
Total assets                                                          119,060          163,890          282,950
Short-term debt                                                        17,136            8,845           25,981
Long-term debt                                                         75,315            9,421           84,736
=================================================================================================================

Year ended 31 December, 1999

Net sales to unaffiliated customers                                   181,737          232,758          414,495
Earnings (loss) from operations                                          (805)          40,160           39,355
Net interest and other financial income (expenses)                     (6,841)          (1,767)          (8,608)
Income tax                                                               (141)          (1,133)          (1,274)
Minority interest                                                           -          (18,374)         (18,374)
Net earnings (loss)                                                    (7,787)          18,886           11,099
Capital expenditures                                                    8,996           21,591           30,587
Total assets                                                          182,268          242,767          425,035
Short-term debt                                                        78,254           10,975           89,229
Long-term debt                                                          7,997                -            7,997
=================================================================================================================

Year ended 31 December, 2000

Net sales to unaffiliated customers                                   379,283          555,929          935,212
Earnings from operations                                               34,520          157,252          191,772
Net interest and other financial income (expenses)                     (5,560)           3,965           (1,595)
Income tax                                                            (12,176)         (10,654)         (22,830)
Minority interest                                                           -          (69,285)         (69,285)
Net earnings before cumulative effect of change in accounting
principle                                                              16,784           81,278           98,062
Capital expenditures                                                   48,018           23,348           71,366
Total assets                                                          376,852          401,088          777,940
Short-term debt                                                        31,484                -           31,484
Long-term debt                                                         31,660                -           31,660
=================================================================================================================

There are no inter-segment transactions, other than charges for management services which are based on actual cost. The accounting policies used to measure the net earnings and total assets in each segment are identical to those used in the Consolidated Financial Statements. The measurement methods used to determine reported segment earnings are consistently applied for all periods presented. There were no asymmetrical allocations to segments.

Segmentation of the business by geographic area, in which the Company has operating units, in sales to unaffiliated customers and fixed assets is summarized as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                             Europe     United States   Far East       Japan          Corporate    Consolidated
-------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1998

Net Sales to unaffiliated customers         47,320       40,238          153,619         46,934           --          288,111
Fixed assets                                 4,882       10,339           69,665         18,291        3,173          106,350
-------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 1999

Net Sales to unaffiliated customers         49,299       55,650          231,471         78,075           --          414,495
Fixed assets                                 8,345        9,230           87,048         20,370        7,941          132,934
-------------------------------------------------------------------------------------------------------------------------------

Year ended December 31, 2000

Net Sales to unaffiliated customers         91,737      126,371          554,509        162,595           --          935,212
Fixed assets                                 9,988        9,821          106,715         23,657       70,500          220,681
-------------------------------------------------------------------------------------------------------------------------------

In 2000 one single customer accounted for 14.2% of the total net sales. In 1999 one single customer accounted for 11.0% of total net sales.


NOTE R   Selected Operating Expenses and Additional Information

Aggregate cash compensation paid or accrued by ASMI for the Management Board of the Company was E 1,037 in 1998, E 1,366 in 1999 and E 1,925 in 2000. Aggregate compensation for the members of the Supervisory Board amounted to E 50 in 1998, E 59 in 1999 and E 61 in 2000.

Personnel expenses for employees were as follows:
-------------------------------------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                                               1998              1999               2000
-------------------------------------------------------------------------------------------------------------------------
Wages ,salaries and social charges                                           90,003           105,137            178,427
Pensions                                                                      3,117             3,225              5,756
-------------------------------------------------------------------------------------------------------------------------
                                                                             93,120           108,362            184,183
=========================================================================================================================


The average number of employees by geographic area during the year were as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                    Year ended December 31,
                                                                               1998              1999               2000
-------------------------------------------------------------------------------------------------------------------------
Netherlands                                                                     227               226                284
Other European countries                                                         37                53                103
United States of America                                                        322               254                279
Far East                                                                      3,817             4,026              5,622
Japan                                                                           178               180                203
-------------------------------------------------------------------------------------------------------------------------
                                                                              4,581             4,739              6,491
=========================================================================================================================

NOTE S  Earnings per Share

The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:

-------------------------------------------------------------------------------------------------------------------------
                                                                      Year ended December 31
-------------------------------------------------------------------------------------------------------------------------
                                                                                 1998             1999              2000
-------------------------------------------------------------------------------------------------------------------------
Net earnings used for purpose of computing basic earnings
  per share                                                                       232           11,099            94,272
After-tax equivalent of interest expense   on convertible
  notes and exercisable warrants                                                    -              565               430
-------------------------------------------------------------------------------------------------------------------------
Net earnings used for purposes of computing diluted net
  earnings per  share                                                             232           11,664            94,702
=========================================================================================================================

Basic weighted average number of shares outstanding at the
  end of period used for purpose of computing basic earnings
  per share                                                                    33,794           37,301            46,810
Dilutive effect of stock options                                                  949              934             1,112
Dilutive effect of convertible notes and exercisable warrants                       -            2,429               781
=========================================================================================================================
Dilutive weighted average number of shares outstanding                         34,743           40,664            48,703
=========================================================================================================================

Net earnings per share:
  Basic                                                                          0.01             0.30              2.01
  Diluted                                                                        0.01             0.29              1.94
=========================================================================================================================

SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                              ASM INTERNATIONAL N.V.


Date:   March 9, 2001                          /s/ Arthur H. Del Prado
                                              ------------------------
                                              Arthur H. del Prado
                                              Managing Director and
                                              Chief Executive Officer

                               Index to Exhibits

Exhibit Number               Description                Incorporated by            Included Herein:
--------------               -----------                ----------------           ----------------
                                                        Reference to:
                                                        -------------
1.1                          Articles of Association    Exhibit 4.1 to
                             of Registrant, with        Registrant's
                             English translation        Registration Statement
                                                        on Form F-3 filed on
                                                        December 15, 1997

4.1                          1994 Stock Option Plan     Exhibit 99.1 to the
                                                        Registrant's S-8 filed
                                                        October 25, 1999

4.2                          Debenture Purchase         Exhibit 4.2 to the
                             Agreement Part 1           Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.3                          Debenture Purchase         Exhibit 4.2 to the
                             Agreement Part 2           Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.4                          Zero Coupon Debenture      Exhibit 4.3 to the
                                                        Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.5                          Common Stock Purchase      Exhibit 4.4 to the
                             Warrant                    Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.6                          Supplemental Common        Exhibit 4.5 to the
                             Stock Purchase Warrant     Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.7                          Registration Rights        Exhibit 4.6 to the
                             Agreement                  Registrant's Form F-3
                                                        filed on December 13,
                                                        1999

4.8                          Equity Line Financing      Exhibit 23.1 to
                             Agreement between ASM      Registrant's 6-K filed
                             International N.V. and     on September 6, 2000
                             Canadian Imperial
                             Holdings Inc. dated July
                             6, 2000

4.9                          Amendment No. 1 to the                                            X
                             Equity Line Agreement
                             between ASM
                             International N.V. and
                             Canadian

                             Imperial
                             Holdings Inc.

4.10                         Credit Agreement among     Exhibit 23.2 to
                             ASM International N.V.,    Registrant's 6-K filed
                             Canadian Imperial Bank     on September 6, 2000
                             of Commerce  and
                             Advanced Semiconductor
                             Materials (Netherlands
                             Antilles) N.V. dated
                             July 6, 2000

4.11                         Amendment No. 1 to the                                            X
                             Credit Agreement among
                             ASM International N.V.
                             and Canadian Imperial
                             Bank of Commerce,
                             Advanced Semiconductor
                             Materials (Netherlands
                             Antilles) N.V.

4.12                         Registration Rights        Exhibit 23.3 to
                             Agreement between ASM      Registrant's 6-K filed
                             International N.V. and     on September 6, 2000
                             Canadian Imperial
                             Holdings Inc. dated July
                             6, 2000

4.13                         Amendment No. 1 to the                                            X
                             Registration Rights
                             Agreement between ASM
                             International N.V. and
                             Canadian Imperial
                             Holdings Inc.

4.14                         Security Agreement among   Exhibit 23.4 to the
                             ASM International N.V.,    Registrant's 6-K filed
                             Advanced Semiconductor     on September 6, 2000
                             Materials (Netherlands
                             Antilles), N.V. and
                             Canadian Imperial Bank
                             of Commerce dated July
                             6, 2000

4.15                         Supplement No. 1 to the                                           X
                             Security Agreement
                             between ASM
                             International N.V. ,
                             Advanced Semiconductor
                             Materials (Netherlands
                             Antilles),

                             N.V. and Canadian
                             Imperial Bank
                             of Commerce

8.1                          Subsidiaries               Included on page 24 of
                                                        this annual report.