Form 20-F
period 2001-12-31
ASM INTERNATIONAL N V
filed 2002-03-28
CIK 351483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2001

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

         Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 49,070,296 common shares; no preferred shares.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

         Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

Part I.

Item 1.   Identity of Directors, Senior Management and Advisors

               Not Applicable

Item 2.   Offer Statistics and Expected Timetable

               Not Applicable

Item 3.   Key Information

A.	Selected Consolidated Financial Data

         You should read the following selected financial data in conjunction with “Operating and Financial Review and Prospectus” and our financial statements and the notes thereto included elsewhere in this report. The selected consolidated financial data presented below as of December 31, 2000 and 2001 and for each of the three years ended December 31, 2001 have been derived from the audited consolidated financial statements of ASM International included elsewhere herein. The selected consolidated financial data presented below as of December 31, 1997, 1998 and 1999 and for each of the two years in the period ended December 31, 1998 have been derived from the audited consolidated financial statements of ASM International which are not included herein.

	1997	1998	1999	2000	2001

		(Euros in thousands, except per share data (2))
Consolidated Statements of Operations Data:

Net sales	€321,582	€288,111	€414,495	€935,212	€561,064

Costs of sales	(182,259)	(179,326)	(244,485)	(518,027)	(337,743)

Gross profit	139,323	108,785	170,010	417,185	223,321

Operating expenses:

Selling, general and administrative	(74,675)	(59,924)	(83,170)	(147,318)	(111,851)

Research and development, net	(39,000)	(36,277)	(47,145)	(73,800)	(79,661)

Amortization of goodwill		(93)	(340)	(4,295)	(7,558)

Litigation settlement	(79,669)	—	—	—	—

Total operating expenses	(193,344)	(96,294)	(130,655)	(225,413)	(199,070)

Earnings (loss) from operations	(54,021)	12,491	39,355	191,772	24,251

Net interest and other financial income (expenses)	(3,239)	(5,350)	(8,608)	(1,595)	(984)

Income taxes	(2,761)	(648)	(1,274)	(22,830)	(4,711)

Minority interest	(10,455)	(6,261)	(18,374)	(69,285)	(13,373)

Gain on dilution of investment in subsidiary	—	—	—	—	915

Net earnings (loss) before cumulative effect of change in accounting principle	€(70,476)	€232	€11,099	€98,062	€6,098

Cumulative effect of change in accounting principle, net of tax (1)	—	—	—	(3,790)	—

Net earnings (loss)	€(70,476)	€232	€11,099	€94,272	6,098

Basic net earnings (loss) per share Before cumulative effect of change in accounting principle	€(2.12)	€0.01	€0.30	€2.09	0.12

Cumulative effect of change in accounting principle (1)	—	—	—	(0.08)	—

After cumulative effect of change in accounting principle	€(2.12)	€0.01	€0.30	€2.01	€0.12

Diluted net earnings (loss) per share Before cumulative change of accounting principle	€(2.12)	€0.01	€0.29	€2.02	0.12

Cumulative change of accounting principle	—	—	—	(0.08)	—

After cumulative effect of change in accounting principle	€(2.12)	€0.01	€0.29	€1.94	€0.12

Basic weighted average number of shares	33,232	33,794	37,301	46,810	48,944

Diluted weighted average number of shares	33,232	34,743	40,664	48,703	49,958

	1997	1998	1999	2000	2001

Pro forma amounts assuming the new accounting principle was applied retroactively (1)

Net earnings (loss)	€(70,720)	€585	€8,881	€98,062	€6,098

Net earnings (loss) per share:

Basic	€(2.13)	€0.02	€0.24	€2.09	€0.12

Diluted	€(2.13)	€0.02	€0.23	€2.02	€0.12

	December 31,

	1997	1998	1999	2000	2001

		(Euros in thousands, except per share data (2))

Consolidated Balance Sheet Data:

Cash and cash equivalents	27,446	11,724	14,153	106,805	107,577

Total assets	328,589	282,950	425,035	777,940	757,065

Total debt	167,417	148,756	119,893	76,280	160,858

Total shareholders’ equity	16,019	20,464	65,552	308,322	320,910

(1) The cumulative effect of the change in the accounting principle relates to the effect on prior years of the impact of the adoption of SEC Staff Accounting Bulletin 101, effective as of January 1, 2001 sets forth guidelines on the timing of revenue recognition of sales. The pro forma amounts presented assume that these accounting principles were applied retroactively.

(2) Balances prior to January 1, 1999 were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (€1.00 = NLG 2.20371). The comparative balances reported in Euros depict the same trends as would have been presented if the Company had continued to present balances in Netherlands guilders. Balances prior to January 1, 1999 are not comparable to the balances of other companies that report in Euros having restated amounts from a different currency than Netherlands guilders.

Exchange Rate Information

         The following table sets forth, for each period indicated, the high and low exchange rates based on the noon buying rate of New York City for cable transfers payable in Euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.” On February 11, 2002, the noon buying rate was 0.8778 United States dollar per Euro.

US Dollar Equivalent of Euro
(except where noted)

	Months of

	8/01	9/01	10/01	11/01	12/01	1/02

High	.9194	.9310	.9181	.9044	.9044	.9031

Low	.8775	.8868	.8893	.8770	.8773	.8594

	Years ended December 31,

	1997		1998		1999	2000	2001

Average High/Low exchange rate (1)	1.1267	(2)	1.1224	(2)	1.0588	0.9207	0.8909

(1)	Average high/low exchange rate calculation is based on the average of the exchange rates on the last day of each month during the year.

(2)	Exchange rate is given in United States dollar per European Currency Unit for 1997 and 1998.

B.	Capitalization and Indebtedness

         Not applicable.

C.	Reasons for the offer and Use of Proceeds

         Not applicable.

D.	Risk Factors

         Some of the information in this report constitute forward-looking statements within the meaning of the United States federal securities laws. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. (“ASMPT”), business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products and product shipment dates. These statements may be found under “Operating and Financial Review and Prospects,” and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may” and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in “Item 4. Information on the Company” and below.

RISKS RELATED TO OUR INDUSTRY

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

         We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. Semiconductor manufacturers may contribute to these cycles by misinterpreting the conditions in the industry and over- or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

         Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, although we order materials and subassemblies in response to firm orders, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products which we cannot sell.

         Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and production under-capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

         Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

•	successful innovation of processes and equipment;

•	accurate technology and product selection;

•	timely and efficient completion of product design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	successful product performance in the field;

•	effective and timely product support and service; and

•	effective product sales and marketing.

         We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

We face intense competition and potential competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

         We face intense competition in both the Front-end and Back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the Front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the Back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

         We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of owning our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	existing market and economic conditions; and

•	price of our products and our competitors’ products.

         Many of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

RISKS RELATED TO OUR BUSINESS

Our quarterly revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decrease in the price of our common shares.

         Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

         In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

         As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

         Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

         Long sales cycles also subject us to other risks, including customers’ budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers’ purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

Our reliance on a primary supplier could result in disruption of our operations.

         We outsource a substantial portion of the manufacturing of our Front-end business to a single supplier, Philips High Tech Electronics Group (formerly Philips Machinefabrieken Nederland B.V.) based in the Netherlands. Purchases from Philips represented approximately 23.1% of our total costs of sales in the Front-end segment in fiscal 2001. Approximately 40% of this amount represents manufacturing for which we have one or more additional suppliers. The remainder represents manufacturing for which Philips is the sole supplier. We are exploring the feasibility of developing additional internal and external sources of supply for these manufacturing processes to reduce our dependence on a single supplier in the future. If Philips were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

         Our largest customers account for a significant percentage of our revenues. Our ten largest customers accounted for approximately 35.5% of our net sales in 2001 and 45.2% of our net sales in 2000. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth, and if we are unable to obtain such funds, we may not be able to expand our business as planned.

         In recent years, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2002. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

         If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

Although we are a majority shareholder, ASMPT is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

         ASMPT is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2001, we owned 54.4% of ASMPT through our wholly-owned subsidiary, ASM Netherlands Antilles N.V., a Netherlands Antilles company, and the remaining 45.6% was owned by the public.

         Although three of the six directors of ASMPT are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

         In addition, the directors of ASMPT are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASMPT, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASMPT after the dividend. Since a portion of our cash flows are derived from the dividends we receive from ASMPT, its failure to declare dividends in any year would have a negative impact on the cash position of our Front-end segment for that year. Cash dividends received from ASMPT totaled €6.2 million, €15.4 million and €35.7 million in 1999, 2000 and 2001, respectively.

         The directors of ASMPT owe their fiduciary duties to ASMPT, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASMPT. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASMPT and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASMPT from voting on any such transaction.

         As a shareholder of ASMPT, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASMPT under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASMPT in a transaction requiring a shareholder vote.

Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to new customers which could limit our growth in sales and market share.

         We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer currently using another supplier’s equipment. Our inability to sell our products to potential customers who currently use another supplier’s equipment could adversely affect our growth in revenue and market share.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties.

         Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights.

These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products. We are currently involved in a patent litigation in the United States with Genus, Inc. involving claims and counter-claims over certain patent infringement. See Item 4 – Business Overview – Intellectual Property for further discussion.

         In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

We are dependent upon our worldwide sales and operations; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

         We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, Finland, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in China and Malaysia. We are subject to risks inherent in doing business internationally. In particular, the September 11, 2001 attacks in New York and Washington, D.C. disrupted commerce throughout the United States and other parts of the world. The continued threat of similar attacks throughout the world and the military action taken by the United States and other nations may cause significant disruption to commerce throughout the world. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected. We are unable to predict whether the threat of new attacks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

         We are subject to other risks related to international business, including:

•	unexpected changes in regulatory requirements;

•	fluctuations in exchange rates and currency controls;

•	political and economic conditions and instability;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

         In particular, our operations in China are subject to the economic and political uncertainties affecting that country. For example, the Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors and has recently been slowing. This growth may continue to decrease and any slowdown may have a negative effect on our business.

We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

         Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

         In response to current market conditions, we have enacted a hiring freeze and have reduced personnel. Although we are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will again be intense when the semiconductor market rebounds. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. We continue to monitor market and economic developments and are ready to implement further measures if circumstances warrant.

Our operational results could be negatively impacted by currency fluctuations.

         As of January 1, 1999, the Netherlands, the location of our international headquarters, adopted a second legal currency, the Euro, in addition to the Netherlands guilder. The Euro became the sole currency of the Netherlands on January 1, 2002. On December 31, 1998, the European Economic and Monetary Union permanently fixed the exchange rate of the Netherlands guilder to the Euro at 1.00 Euro to 2.20371 Nlg.

         Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in Euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholders’ equity.

         In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, Euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

         Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

Claims or litigation regarding intellectual property rights could seriously harm our business or require us to incur significant costs.

         In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which would have an adverse effect on our business, financial condition and operating results.

         Any claims that our products infringe proprietary rights would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of whether they are successful, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

         We are currently involved in a patent litigation in the United States with Genus, Inc. involving claims and counter-claims over certain patent infringement. See Item 4 – Business Overview – Intellectual Property for further discussion.

         In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc. pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return, we agreed to pay Applied Materials $80.0 million and to grant it a worldwide, non-exclusive license to use a number of our patents that we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. In addition, the settlement agreement includes covenants for limited periods during which the parties will not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants last for different periods of time for different products and have already expired as to some products. Applied Materials can file new litigation after these covenants expire. Also, litigation between the parties on other matters or the operation of the settlement agreement itself could occur. Future litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and our financial position.

If our products are found to be defective, product liability claims may be asserted against us and we may not have sufficient liability insurance or resources available to satisfy such claims.

         One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

         Product liability claims may be asserted with respect to our products. Although we currently have product liability insurance, we cannot assure you that we have obtained sufficient insurance coverage, that we will have sufficient insurance coverage in the future or that we will have sufficient resources to satisfy any product liability claims.

Environmental laws and regulations may expose us to liability and increase our costs.

         Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. A proposal of the European Commission, which has been approved by the European Parliament in principle would result in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. A further proposal of the European Commission forming part of the approved package provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. Those proposals, if adopted, could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials. Our customers may require us to conform to the proposed new standards in advance of their adoption by the European Commission.

         As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

Although we currently are a majority shareholder of ASMPT, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASMPT, would prevent us from consolidating its results of operations with ours; moreover, if we cease to own 50.1% of its shares we would be in default under our revolving credit facility. Either of these events would have a significant negative effect on our consolidated earnings from operations and liquidity.

         We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASMPT with our results. If we do not maintain our majority interest in ASMPT, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASMPT with our results, the results of operations of ASMPT would no longer be included in our earnings from operations. Instead, our proportionate share of ASMPT’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASMPT and would have to reflect the net investment in ASMPT in the line-item “investments” in our consolidated balance sheet. In addition, decrease in our equity ownership interest in ASMPT below 50.1% is an event of default under our €90.0 million revolving credit facility. These events would have a significant negative effect on our consolidated earnings from operations and liquidity.

         We maintain our majority interest in ASMPT by purchasing shares from time to time as necessary. ASMPT has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASMPT issues shares pursuant to this program, our ownership interest is diluted, but would continue to be above 50.0%. In addition, our controlling interest could be diluted if ASMPT issues additional equity. However, such a decision by ASMPT requires the approval by ASMPT’s shareholders and we currently hold more than 50% of the votes. Although we intend to continue to purchase shares of ASMPT as necessary to maintain our majority interest, we could lose our majority position if there is an insufficient number of shares available for purchase, if we fail to purchase shares in a timely manner or if we do not have sufficient financial resources to purchase shares when necessary.

Our directors and officers control approximately 25% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of directors, and may make it more difficult for a shareholder group to remove or elect directors not supported by management.

         Our directors and officers controlled approximately 25% of our voting power as of December 31, 2001. Accordingly, in the event they were to vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they would have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

Any investments we may make could disrupt our business and severely harm our financial condition.

         We intend to consider investments in complementary businesses, products or technologies. In the third quarter of 2001, we invested $18.0 million in NuTool, Inc., a semiconductor equipment company that develops copper deposition technologies. We also entered into a strategic technology and marketing agreement with Genitech, Inc. in which we committed to provide $5.0 million over the next three years for technology development. While we have no other current agreements or specific investment plans, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur amortization expenses related to goodwill and other tangible assets; or

•	incur large and immediate accounting write-offs.

Our operation of any acquired business will also involve numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

         We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and also may not realize any anticipated benefits from those acquisitions.

If we fail to adequately invest in research and development, or lose our relationships with independent research institutes and universities, we may be unable to compete effectively.

         We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our Front-end and Back-end businesses. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the Front-end and Back-end markets in which we operate.

Our anti-takeover provisions and our settlement agreement with Applied Materials may prevent a beneficial change of control.

         Our shareholders have granted to Stichting Continuiteit ASMI, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7 – Major Shareholders and Related Party Transactions.

         Pursuant to a settlement agreement with Applied Materials, one of our competitors, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arms-length offer made by that competitor. If Applied Materials rejects the offer, we are free for 90 days following receipt of Applied Materials’ rejection to enter into an agreement to sell at an equal or greater price and upon terms which, in the aggregate, are no more favorable to the buyer than those offered to Applied Materials.

         These provisions may prevent us from entering into change of control transactions that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

Our stock price has fluctuated and may continue to fluctuate widely.

         The market price of our common shares has fluctuated substantially in the past. Between January 1, 2001 and December 31, 2001, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of $9.35 to a high of $27.29. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report.

         Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

         Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

You may have difficulty protecting your rights as an investor and in enforcing civil liabilities because we are a Netherlands limited liability company.

         Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. Our executive offices and the majority of our assets are located outside the United States. In addition, most of the members of our management board and supervisory board and executive officers named in this report are residents of jurisdictions other than the United

States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our management board or supervisory board or our executive officers named in this report or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States, in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities that derive from the United States securities laws.

Item 4.   Information on the Company

         Except for historical information, the information in this report contains forward-looking statements which are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those contained in any forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, those discussed in Item 3 under “Risks Factors.”

         As used in this report, the terms “we,” “us,” “our,” “ASM” and “ASM International” mean ASM International N.V. and its subsidiaries, unless the context indicates another meaning, and the term “common shares” means our common shares, par value €0.04 per share. Since we are a Netherlands company, the par value of our common shares is expressed in Euros (“€”).

A.	History and Significant Transactions of the Company.

         ASM International N.V. was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was known as Advanced Semiconductor Materials International N.V. until November 1996. Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands. Our telephone number at that location is (011) (31) 30 229 84 11. Our authorized agent in the United States is our subsidiary ASM America, Inc., a Delaware corporation, located at 3440 East University Drive, Phoenix, Arizona 85034.

         Effective in July 1999, we purchased all of the outstanding shares of Microchemistry, a company located in Finland, for an approximately €3.9 million promissory note convertible at $10.00 per share into our common shares and renamed the company ASM Microchemistry. Prior to our purchase, Microchemistry developed the process to grow or deposit films one layer at a time by means of a process called Atomic Layer Chemical Vapor Deposition (“ALCVD”), and marketed ALCVD processes to manufacturers of flat panel displays and tape magnetic head products. Following our acquisition, ASM Microchemistry is shifting its focus to manufacturers of semiconductor devices.

         In December 1999, we purchased a 24% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment for €407,000. The technology supplied by NanoPhotonics allows for the integration of high-resolution, ellipsometric thin film metrology directly in a wafer-processing tool. We believe that this investment will enable us to equip our batch and single wafer equipment with integrated thin film metrology.

         In April of 2000, we sold 4,250,000 shares of our common stock in the United States in a registered public offering. Our net proceeds, after we paid the underwriting discount and other estimated expenses, for the offering were approximately $114.6 million (or approximately € 119.7 million). We used the proceeds raised in the offering to repay debt of €76.8 million, releasing assets used to secure these loans. The remainder of the funds raised were used to fund our working capital needs.

         In early July 2000, we acquired 4.7% of the outstanding shares of ASMPT, our Back-end subsidiary, for cash. The financing of this acquisition came from our own cash resources and from the loan facility we received from Canadian Imperial Bank of Commerce (“CIBC”) of which we used $69 million.

         In connection with this loan facility, we entered into an equity line of credit with Canadian Imperial Holdings, Inc. (“CIHI”), an affiliate of CIBC, pursuant to which we have the right to sell up to an aggregate of $65 million of newly issued shares to CIHI from time to time over a two-year period ending July 2002. We are entitled, subject to certain restrictions and limitations, to sell up to $10 million in common shares to CIHI as often as every five business days. The purchase price of the shares will be equal to 95.5% of the simple average of the daily volume weighted average sale price during the five trading days preceding the date of sale. CIHI, however, is under no obligation to purchase if such a purchase would cause the aggregate number of our common shares beneficially owned by CIHI and its affiliates, to exceed 9.9% of all of our issued and outstanding common shares.

         Pursuant to the equity line, we registered with the U.S. Securities and Exchange Commission 4,581,498 of our common shares for offer and sale pursuant to the equity line. The registration statement must remain in effect for the duration of the equity line. CIHI is under no obligation to purchase our newly issued common shares under the equity line if effectiveness of our registration statement is withdrawn, certain conditions precedent to the equity line are not satisfied or certain covenants are not complied with.

         In October 2001, we entered into a strategic alliance with and made in equity investment in NuTool, Inc., a privately held semiconductor technology company located in Milpitas, California. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. We made a total equity investment of $18.0 million, giving us a total equity interest of approximately 15.4%.

         On June 27, 2001 we entered into a € 90.0 million multicurrency revolving facilities agreement with a consortium of banks to be utilized solely for our Front-end operations in Europe and the United States. We cannot use any funds under this facility to finance Back-end operations. The loan consists of two facilities of € 45.0 million each. Advances bear interest at a per annum rate equal to LIBOR for-non-Euro currency advances or EURIBOR for Euro currency advances, plus 80 to 160 basis points for the first facility of € 45.0 million and 100 to 180 basis points for the second facility of € 45.0 million, in each case depending on our solvency ratio at the time. The term of the first facility is one year and the term of the second facility is 18 months. The loan facility contains certain financial covenants with respect to solvency ratio and interest coverage ratio. The loan facility is secured by a portion of our shareholding in ASMPT which varies depending on the market price of the ASMPT common shares on the Hong Kong stock exchange and, depending on such price, could include all of our shareholding. On July 2, 2001 we repaid € 41.3 million in long-term debt to CIBC and € 9.0 million for short-term bridge loans from advances from this facility.

         In November 2001, we sold an initial $100.0 million of 5.0% Convertible Subordinated Notes due November 15, 2005 to CIBC World Markets. In December 2001, CIBC exercised its greenshoe option and purchased an additional $15.0 million of the notes. Of the proceeds, $15.0 million was used to fund part of the investment in NuTool, $63.4 million was used to repay outstanding balances under our € 90.0 million revolving credit facility and the remainder, after expenses incurred undertaking the transaction, was allocated to working capital.

         There are no principal capital expenditures or divestitures currently in progress.

         There have been no public takeover offers by third parties during or since the end of the 2001 fiscal year.

B.	Business Overview.

Introduction

         We design, manufacture and sell equipment and solutions used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the Front-end and Back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films, or layers, of electronically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We believe that the Front-end and Back-end react to different market forces in the highly cyclical semiconductor industry and that operating in both segments reduces the impact of business cycles on our operations.

         Our Front-end facilities in the Netherlands, the United States, Japan and Finland enable us to interact closely with customers in the world’s major semiconductor design and wafer processing markets: Europe, North America and Asia. Our products in the Front-end market segment grow or deposit thin films onto wafers primarily using a process called chemical vapor deposition, or CVD. CVD deposits films on the wafer’s surface through chemical reactions using gases at high temperatures. Front-end operations accounted for 40.6% of our net sales in 2000, and 60.0% of our net sales in 2001.

         Our Back-end business is conducted through our facilities in Hong Kong, Singapore, China and Maylaysia, close to where most assembly and packaging operations are located. Our products in the Back-end market assemble and package individual dies into finished semiconductor devices using stand alone and automated lines of equipment. We also manufacture leadframes, copper carriers on which dies are mounted as part of the Back-end assembly process. Back-end operations accounted for 59.4% of our net sales in 2000 and 40.0% of our net sales in 2001.

         Our Front-end business is conducted through wholly-owned subsidiaries, the most significant of which are ASM Europe, B.V., located in the Netherlands, ASM America, Inc., located in the United States, ASM Microchemistry Ltd., located in Finland, and ASM Japan K.K., located in Japan. Our Back-end business is conducted through a majority-owned subsidiary, ASMPT, with principal operations in Hong Kong, Singapore and China. As of December 31, 2001, we owned 54.36% of the outstanding equity of ASMPT.

Industry and Products

         A.       General.

The Semiconductor and Semiconductor Equipment Industries

         Semiconductor devices are the key enablers of the electronic age. Starting with the invention of the transistor, constant advances in design and manufacture of these devices have made possible the extraordinary variety of smart products widely available today but unheard of just a few years ago. Two products in particular were spawned by the evolution in semiconductor technology: the personal computer and the mobile telephone, which together have revolutionized communication and information sharing. These products were made possible by advances in integrated circuits (large numbers of individual transistors and components designed as a system) that allow increasingly large numbers of operations to be performed by increasingly small devices in decreasing fractions of a second. The markets for personal computers and mobile phones have grown dramatically over the last few years. These markets demand increased performance and functionality. This, plus the constant increase in the number of applications for semiconductor devices, has created continuing demand for devices that are smaller, faster, more energy efficient and cheaper. The mobile phone and other wireless communication devices have accelerated this demand because smaller size and lower power consumption are particularly important.

         In the early stages of the semiconductor industry, semiconductor device manufacturers developed their own production equipment. However, the diverging skill sets of increasingly complex electronic circuit design and the physics and material science aspect of semiconductor manufacturing gave rise to specialized equipment manufacturers that focus on specific areas of semiconductor equipment design and production. The semiconductor equipment industry has grown with the demand for semiconductor devices and developed specialized expertise to address the technological challenges in the manufacturing process.

         The primary focus in achieving better performing integrated circuits has been to reduce the size of individual transistors to increase the number of transistors that can fit within a given size device. Shrinking also reduces the power needed to activate the transistors and increases speed by reducing the distance between transistors. The primary focus in reducing cost has been to increase the size of the wafer (the silicon substrate upon which semiconductors are built) so that more devices can be produced in each production cycle. In order to implement these advances in technology through shrinking devices or increasing wafer size, device manufacturers must upgrade their equipment. As a result, semiconductor equipment companies develop tools along a broadly defined technology roadmap and once tools for each step of the new production process have been established, customers build a new line to incorporate the latest technology. Because semiconductor manufacturers are subject to business and consumer purchase patterns that are driven by demand for new products or applications and larger macroeconomic factors, they attempt to time the large increase in supply created by a new fab with the demand factors for their end products. The inherent difficulty in matching new supply and the ever-shortening product life-cycles results in the high volatility associated with the semiconductor industry.

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

         B.       Semiconductor Manufacturing Process

         The semiconductor equipment market is composed of two segments: the Front-end and the Back-end. The Back-end is also referred to as assembly and packaging. In the Front-end, three subsegments can be considered: wafer manufacturing, Front-End-Of-Line (FEOL) wafer processing and Back-End-Of-Line (BEOL) wafer processing.

         In the wafer manufacturing segment a large single crystal of very pure silicon is grown from molten silicon. The crystal is then sliced into a large number of thin slices, or wafers, of single crystalline silicon. These slices are polished to an atomic level flatness before the next steps are executed. For advanced applications, some layers are deposited on the wafer for later use, either by epitaxy or diffusion/oxidation (see below). Epitaxial wafers are even flatter and contain less defects at the surface than polished wafers do. The finished wafers, still without a pattern on it, are shipped to the integrated device manufacturers’ wafer processing factory or “fab.”

         During FEOL and BEOL wafer processing, multiple thin films of either electrically insulating material, also called dielectrics, or conductive material are grown or deposited on a silicon wafer. First, several material deposition and processing cycles are used in the FEOL to build the basic transistor. Second, several deposition and processing cycles are used in the BEOL to electrically connect the hundreds of millions of transistors. Patterning of the layers with Lithography and etching (see below) creates the transistors and connecting wires, which together make up the integrated circuit. Each integrated circuit is a “chip” or a “die” on the wafer. A finished wafer may contain a few dozen to several thousand individual dies. Front-end processes are performed either one wafer at a time in single wafer processing systems or many wafers at a time in batch processing systems. Multiple processes are repeated on each layer as the wafer is processed. The number and precise order of the process steps vary depending upon the complexity and design of the device. The performance of the device is determined in part by the various electrical characteristics of the materials used in the layers of the device and the wafer. The Front-end production phase is capital intensive, requiring multiple units and a range of different types of processing equipment in a fabrication line.

         In the Back-end, or assembly and packaging, segment wafers are cut into individual dies or chips. These chips or dies are mounted in a package with electrical connections to the outside world, while still hermetically sealing the chip in the package. This will be described in more detail later.

         The primary steps involved in wafer processing are described below. These steps are repeated depending on the function of the device which determines its complexity. Complex microprocessors typically are composed of more than 50 layers of alternating conducting and insulating material.

         ASM is mostly active in the deposition processes, i.e. those steps which involve creation of insulating, conducting and semiconducting layers on the wafer surface.

•	Atomic Layer Deposition (ALD) is an advanced technology which deposits single atomic layers on wafers one at a time at low temperatures. This process is used to create ultra-thin films of exceptional quality and flatness.

•	Chemical Mechanical Polishing (CMP) is a technology which planarizes, or levels, layers deposited on wafers by polishing them with a chemical solution called slurry. Planarization reduces the vertical height differences of the various layers. This increases the number of layers which can be processed without introducing reliability problems with an abrasive chemical solution or an abrasive pad in a chemically active environment. Planarization increases the number of layers which can be processed reliably.

•	Chemical Vapor Deposition (CVD) is a technique in which one or more gaseous reactors are used to form a solid, insulating or conducting layer on the surface of a wafer. Several forms of CVD exist, each used for a particular application. These different forms are explained below.

•	Clean removes undesirable contaminants from the wafer’s surface.

•	Diffusion and Oxidation are high-temperature processes that change the electrical characteristics of layers. Diffusion is used to make impurities introduced by ion implantation electrically active. Oxidation forms a silicon oxide layer on the wafer’s surface, which acts as an insulative or protective layer over the wafer’s surface.

•	Electro Chemical Mechanical Deposition (ECMD) deposits a layer of metal through a process called electroplating, while simultaneously planarizing the surface.

•	Epitaxy involves the deposition of silicon or silicon compounds on the wafer, continuing and perfecting the crystal structure of the bare wafer underneath. Epitaxy improves the electrical characteristics of the wafer surface, making it suitable for highly complex microprocessors and memory devices.

•	Etch reproduces the pattern imprinted by lithography by removing excess material from the uppermost layer of the wafer.

•	Ion Implantation is a process in which wafers are bombarded with ions to introduce dopant atoms, or impurities, into the wafer to improve its electrical characteristics. Silicon conducts little or no electricity. In order to have electrical current within a layer, it is necessary to place small amounts of impurities into the layer.

•	Lithography is used to print the various layer patterns of the semiconductor device on the uppermost layer of the wafer. These patterns determine the functions of the semiconductor device.

•	Low Pressure Chemical Vapor Deposition (LPCVD) performs CVD under high temperature, low pressure conditions to deposit insulating or conductive layers.

•	Metal Organic Chemical Vapor Deposition (MOCVD) is a special CVD process which employs Metal-Organic compounds to deposit metal films. Metal-Organic compounds are used to more easily turn the metals into a metal containing vapor.

•	Metrology is used to measure the width of lines on semiconductor devices, the thickness of layers, the surface profiles of layers, and certain electrical properties of layers.

•	Plasma Enhanced Chemical Vapor Deposition (PECVD) performs CVD by the use of a vapor containing electrically charged particles or plasma. The plasma makes the vapor more reactive.

•	Physical Vapor Deposition (PVD) deposits a thin layer of metal on the wafer surface for electrical contacts and wires through a process called “sputtering.”

•	Probing is a process in which electrical and functional tests are performed on each die and defective ones are marked.

•	Rapid Thermal Chemical Vapor Deposition (RTCVD) is a technique similar to LPCVD, but deposits a film on one single wafer at a time.

•	Rapid Thermal Processing (RTP) is used to expose single wafers to heat over a short period of time.

         The Front-end process is complete when all of the layers have been deposited and patterned on the wafer. The introduction of even trace levels of foreign particles can make a device or even an entire wafer unusable. To reduce the level of foreign particles, Front-end processing is performed in clean rooms with ultra low contaminant levels. Once the Front-end processing is complete, the entire wafer is shipped to a Back-end facility where it is assembled, packaged and tested before final shipment to the end customer. Back-end processes do not require the same level of contaminant control and are performed in different facilities than Front-end processes.

         The assembly and packaging or Back-end process consists of sawing or dicing the processed wafer into individual dies, mounting them on carriers such as leadframes and connecting them to the appropriate electrical leads. Wire bonding onto leadframes is the most common interconnection method, although alternative interconnection techniques and materials, such as ceramic packages, flip chips and different chip-scale packaging methods, are available. After the assembly process, the dies are packaged to protect them from environmental influences and prepare them for use, resulting in completed semiconductor devices.

         The primary processes in the Back-end, or assembly and packaging segment are described below. ASM is active in providing assembly and packaging equipment, as well as in the manufacturing of materials such as leadframes.

•	Die Bonding mounts the dies onto carriers such as leadframes using a die bonder.

•	Die Inspection inspects every die or proper performance before the next steps are undertaken.

•	Die Separation separates the dies on the wafer into individual units using wafer saws.

•	Encapsulation or Molding encases the dies in a protective housing, often epoxy, using transfer molds.

•	Leadframes are produced by stamping a pattern through a strip of copper or iron-nickel alloy. For high precision (and fast turnaround purposes) leadframes are usually produced by an etching process. This is required when the space between the leads is finer than the thickness of the material.

•	Leadframe plating deposits a thin layer of gold or silver on appropriate places.

•	Packaging deals with the housing of the chip to protect it from environmental influences and to finalize the product for industrial use.

•	Product Testing tests the performance of the completed semiconductor device.

•	Trim and Form cuts away the excess portion of the leadframe and bends the leads into the desired shape, resulting in the completed semiconductor device.

•	Unit Inspection inspects every mounted chip before encapsulation and inspects each die throughout the assembly process and prior to packaging.

•	Wire Bonding attaches extremely thin gold or aluminum wires between the die and the leadframe for electrical connections using a wire bonder.

         C.       Industry Trends

         The continuous demand for smaller, faster and cheaper semiconductors drives the technology advances in the material fabrication process. The size of the transistors is measured by the individual feature sizes, or line widths, and current leading-edge devices are produced with line widths as small as 130 nanometers (one billionth of a meter). In order to be ready for the next transition, the industry is already developing pilot production lines on 90 nanometer feature sizes and critical process equipment is being developed and tested for line widths at or below 65 nanometers. Today, we are leveraging our capabilities to support 130nm technology equipment and are beta testing our 90 nm technology. 65nm technology is currently developed in our laboratories.

         In developing and piloting these advanced tools, the industry has encountered new physical barriers that require different solutions. In lithography, the most advanced light sources are based on 193 nanometer wavelengths resulting in feature sizes that now are smaller than the wavelength of the light source. This is similar to painting a thin line with a thick brush. Smaller feature sizes are beneficial in that they shorten the distance between transistors allowing even faster processing speeds. In the ultra-competitive market for microprocessors, faster speed and lower price are the defining characteristics and both are satisfied by smaller feature sizes. In order to realize the faster transistor speeds, the focus has shifted to the interconnection layer between the transistors. This layer historically has been aluminum, but the superior performance of copper has resulted in a shift toward copper. Copper is not as easy to work with because it cannot be deposited using the same processes as aluminum. Instead, it must be electroplated. Additionally, copper can contaminate and needs to have a barrier layer placed around it to avoid contamination of the other layers. New methods of depositing ultra-thin layers, including Atomic Layer Deposition are being developed to address these challenges.

         The move to copper and low-k is still in its infancy, with less than 3 percent of semiconductor wafers currently using copper connections, and still poses several obstacles at 100 nanometer feature sizes and below. The trend is toward harder dielectrics, which are more resistant to the necessary polishing step, and lower forces during the polishing step. Our partner NuTool offers the lowest force during the deposition and CMP of copper, and at greatly reduced cost per wafer.

         Understanding the mechanical forces inherent in packaging processes is a key consideration in the industry’s transition to copper and low-k interconnect structures. For example, applying force that exceeds the cohesive strength of the low-k dielectric, or the adhesive strength of one of the interfaces in a stack, will result in failure. ASM has a team exploring these and other integration issues.

         An optimized holistic approach to wafer processing and assembly-packaging may become increasingly important in the not too distant future. As the only company in the industry with both Front-end and Back-end segments, ASM is uniquely positioned to benefit from further synergies between these segments, and to provide an ultimate seamless solution that could revolutionize semiconductor production processes.

         The industry seeks to improve transistor performance as well, for example by introducing new materials and device designs Silicon-Germanium (SiGe) is critical to the formation of high-frequency transistors used in broadband and wireless telecommunications. In 2001, ASM was also selected by a major US device maker for applications of Silicon Germanium Carbon epitaxy for its cutting edge RF BiCMOS technology. Silicon Germanium Carbon further reduces power consumption of RF chips, while maintaining operating frequency.

         The next generation of ultra-thin transistors will require new process technology such as the use of silicon-on-insulator, or SOI wafers. SOI is an advanced isolation technology, which will be used in most advanced, low power microprocessors.

         For line-widths below 100 nanometers, new and extremely thin gate dielectrics are needed. New gate insulators of high-k dielectric materials, with reduced leakage, require atomic layer deposition. For electronic manufacturers, the lower power advantages provided by high-k gate insulator electronics will extend the battery-life of electronic products, which in turn will accelerate advances in portable electronics.

         Semiconductor manufacturers are also seeking to reduce the cost of producing semiconductor devices by increasing the diameter of the wafers on which the semiconductor devices are being layered. The maximum diameter of wafers is increasing from the current industry standard introduced in the early 1990s of 200mm, or eight inches, to 300mm, or twelve inches. The move toward larger wafer sizes is driven by cost efficiency, since a 300mm wafer holds approximately 2.25 times more dies than a conventional 200mm wafer. Presently, most large semiconductor companies have committed to 300mm facilities.

         The industry faces the dual challenges of increasingly small line widths and larger wafer sizes. Historically, once a manufacturer has been designed into a production line it is very difficult for a new manufacturer to displace them. In the current environment, the massive shifts in technology and size create an opportunity to replace incumbent suppliers. In the Front-end, the competitive dynamics are driven by technology and cost. Our investments in technology over the last five years have provided us with a strong platform from which to successfully compete for orders in this transition environment.

         To achieve improved yield, semiconductor equipment manufacturers have focused on in-process metrology as a way to isolate and improve specific steps in the manufacture of devices. The measurements conducted by metrology equipment are becoming a more integral part of the semiconductor manufacturing process. Semiconductor manufacturers are requiring equipment that can make more precise and new kinds of measurements, and provide results of these measurements faster by integration of the measurement tools into the processing equipment. We have responded by integrating certain metrology functions in our A412 vertical furnaces.

         Technological developments in the Front-end process have resulted in the need for new technology in the Back-end process. The ability to place millions of transistors onto a thumbnail size device has created the opportunity to place entire systems on a chip. Instead of many individual components and simple circuits interconnected on a printed circuit board, these systems can now be constructed into one integrated circuit. In addition, computer systems are more interactive with the external environment and therefore require a greater number of input/output (I/O) pins. The challenge for Back-end equipment providers is to connect an increasing number of I/O’s on a package that is constantly decreasing in size. Wire bonding has been at the forefront of this transition as this process connects each of the I/O pins on the individual dies to the external package. Wire bonding must not only address decreasing wire diameters but also increasing throughput to reduce the overall cost of the device. For integrated circuits with very high I/O counts, the industry has developed ball grid array (BGA) and flip-chip packaging that use the entire surface of a die and not just the periphery of the device to attach I/Os. In addition, semiconductor manufacturers are looking to automation and integration of Back-end equipment as ways to reduce costs and increase productivity.

         We believe the steady advance of semiconductor technology in Front-end and Back-end processes will continue and will consequently drive the demand for new equipment systems.

         D.       Products.

         We design, manufacture and sell products used in both Front-end wafer processing and Back-end assembly, packaging and materials. The following table sets forth the main manufacturing processes used in the Front-end and Back-end market segments and indicates the markets in which we participate.

*	Indicates markets in which we participate.

**	We participate in advanced cleaning technologies integrated with our deposition equipment.

***	We participate through ASM’s investment in NuTuool.

         We combine hardware, software and processes to develop innovative products for the creation of thin films on silicon wafers. These films, etched in certain well-defined sub-micron patterns, form transistors and interconnection circuitry connecting those transistors. Our equipment controls the properties of such films and assures that they are deposited on atomically clean surfaces.

         Films can be formed in several ways. For example, the surface of a wafer can be exposed to oxygen to form a layer of silicon oxide, an insulator. A film can also be deposited onto the heated surface of a wafer by introducing gas compounds, usually at low pressure, in a CVD process. The CVD process can be used to deposit conductive or insulating films. To deposit films at lower temperatures other technologies such as PECVD is used. ALD or ALCVDTM processes grow the films one atomic layer at a time, and is used when extremely high quality and very flat films are required. We have products which perform all of these deposition processes.

Front-end Products

         The following table lists our principal Front-end equipment and the years in which initial production units were first made available to customers.

YEAR
PRODUCT FAMILY	KEY PROCESSES	PRODUCTS	INTRODUCED

Single Wafer Thermal CVD Systems	• Epitaxy • CVD • RTCVD	Epsilon® One(1) Epsilon® Two(1) Epsilon® 2000 Epsilon® 2500 Epsilon® 3000 (300mm)	1988 1990 1997 1997 1997

Vertical Batch Processing Systems	• LPCVD • Diffusion • Oxidation	Advance® A400 Series A600 UHV™ Advance® 412 (200 and 300mm)	1994 1996 1998

Single Wafer Plasma Enhanced CVD Systems	• PECVD	Eagle® 10 (2 chambers) Eagle® 10 Trident (3 chambers) Eagle® 12 Rapid Fire (300mm)	1993 1997 1998

Single Wafer Atomic Layer Deposition Systems	• ALD	F 120(2) F 450 and F 950(2) Pulsar® 2000	1998 1997 1999

Single Wafer RTP Systems	• Anneal • Oxidation	Levitor® 4000	2000

Single Wafer Cluster Systems and Modules	• Clean • RTCVD • ALD	Vapor Clean Module Epsilon® 2500 Module (3) Pulsar® 2000 Module(3) Pulsar® 3000 Module (300 mm)	1999 1997 1999 2001

Platforms	• Clustered processes	Polygon TM 8200 Polygon TM 8300	1997 2001

(1)	This product has been replaced by the Epsilon 2000 and Epsilon 2500. Although it is no longer sold, it still forms an important part of our installed base and generates service and spare parts revenue.

(2)	Used for non-wafer applications such as flat panel displays and magnetic heads.

(3)	The Epsilon and Pulsar modules share the same reactor section as the Epsilon and Pulsar single wafer stand-alone systems.

(4)	Epsilon®, Advance®, Eagle®, Pulsar®, Levitor®, Aurora™, ALCVD™, Atomic Layer CVD™, Polygon™, Trident™, Rapidfile™, A400™ and A412™ are used, pending or registered as ASM trademarks in the US and/or other countries.

Single Wafer Thermal CVD Systems

         Our Epsilon® products heat wafers to high temperatures using infrared lamps, forming a film on the surface of a single wafer by applying CVD. The main current use of the Epsilon® is for epitaxy of silicon and silicon-germanium alloys.

         In 2000, the Epsilon® 2000 received a prestigious Editors’ Choice Best Product Award from Semiconductor International magazine, honoring products that make a difference in semiconductor manufacturing. The high productivity version of the Epsilon®, the Epsilon® 2500, offers the highest throughput in the industry for epitaxial silicon applications. Our Epsilon® 3000 is the first 300 mm SiGe System used in production. We offer both stand-alone equipment and modules that can be integrated with our Polygon™ system.

Vertical Batch Processing Systems

         The Advance® 400 series vertical batch processing systems process up to 150 wafers at a time at high temperatures. These reactors load wafers into a carrier, which is pushed into the heated reactor for diffusion, oxidation or CVD processing. The Advance® A400 vertical batch processing system and the Advance® A412 300 mm version has demonstrated to be the most productive systems of their kind in the industry.

Single Wafer Plasma Enhanced CVD Systems

         The Eagle® series reactors are single wafer systems that deposit films on wafers using a plasma. The Eagle® 10 Trident™Eagle® systems are most often utilized for depositing insulators, such as silicon oxide, silicon nitride, and low-k dielectric films used in interconnect circuits. The Eagle® 12 Rapidfire™ (300 mm) have three chambers configured for enhanced productivity. The simplicity of these systems results in low cost, high reliability and low maintenance.

Atomic Layer Deposition Systems

         Our Pulsar® ALCVD™ product for atomic layer deposition is already in commercial production in the markets for flat panel displays and magnetic heads. It is currently being selected for advanced (<100 nm) device manufacturing. The Pulsar® 2000 was awarded an Editor’s choice Best Product Award from Semiconductor International magazine in 2000. With the Pulsar® 2000 and the Pulsar® 3000 (300 mm), we offer both stand-alone equipment and modules that can be integrated with our Polygon™ cluster systems.

Single Wafer RTP Systems

         In our new RTP product, the Levitor®, the wafer floats on a cushion of gas and does not require lamps for heating. Compared to existing lamp-based RTP systems, the Levitor® allows very fast heating and cooling of the wafers and a more efficient and cost-effective solution. The product is currently being evaluated by two European R&D labs and two end-users.

         Single Wafer Cluster Systems and Modules.

         At times, several processes must be performed sequentially on the wafer without allowing them to be contaminated by air. Our Polygon™ single wafer cluster systems (Polygon™ 8200 and Polygon™ 8300 for 300 mm) allow the integration of up to four modules on a single vacuum handler. We currently have Epsilon®, Pulsar® and vapor clean modules available, the latter to clean unwanted oxide from the incoming wafer with a patented process.

Back-end or Assembly Packaging Products

         The following table lists our principal Back-end products, and the years in which initial production units were first made available to customers.

	KEY		YEAR
PRODUCT FAMILY	PROCESSES	PRODUCTS	INTRODUCED

Assembly	Die Bonding	AD809 AD829A AD819 AD889A AD898 AD8912	1990 1999 1998 1999 2000 2000

	Wire Bonding	AB520 AB559A AB339 Eagle AB339 Eagle AB339	2000 1997 1997 2000 1997

Packaging	Encapsulation and Packaging Processing	PMC139 IDEALmold™	1999 2000

	Trim and Form	MP209 BGA289 CS500 CS800 CS900 BPLine DS500	1996 1998 1999 2000 2000 2000 2000

Automated Systems	Full integration of the above assembly and packaging steps into one system	IDEALine™	1999

Materials	Manufacture of carriers on which dies are mounted	Leadframes	1980

Eagle®, IDEALmold™ are used, pending or registered as ASM trademarks in the US and/or other countries

Die bonding

         We manufacture several die bonding models to address various markets including semiconductor and optoelectronic devices. The AD889 features an automatic wafer handling system, programmable epoxy dispensing system and sophisticated inspection and pattern recognition systems. AD889 has a high throughput at relatively low cost. The AD829 and AD809 models address the large market for die sizes under 30 mils square. A mil is 1/1000 of a inch. In addition to the semiconductor device market, the small die category includes optoelectronic devices. The model AD819 is a high precision machine designed for laser diode optoelectronic devices. Machines may be configured to operate stand-alone or connected to epoxy curing ovens and wire bonders.

Wire bonding

         We introduced our Eagle gold wire bonder in 2000. This is the successor to our acclaimed AB339 generation bonder. The Eagle offers significant output increase over existing models. It has the industry leading fine pitch capability and favorable price/performance ratio as well as an ultralight bond head, advanced pattern recognition software and automatic wire bonder inspection capability. The AB510 and AB559A are ultrasonic wedge bonders used for aluminum wire bonding at room temperature on printed circuit boards. These machines address the consumer products’ market which focuses on cost effective solutions. The AB356 is a gold wire bonder that serves the large substrate/hybrid device market.

Encapsulation

         The EM649 features a very fast load/unload time and uses modular components for rapid product conversion and adaptable system configuration, which makes it very flexible. The EM649 is offered in stand-alone and in-line configurations. The IDEALmold™, introduced in 2000, specifically designed to be manufactured in a modular format allowing customers to specify the system capacity from two to eight leadframes. This product specifically addresses the in-line market which requires molding systems of varying capabilities to allow for proper line balancing. The PMC109 allows customers to directly transfer encapsulated semiconductor devices to a high capacity multi-chamber oven for continuous automatic post mold curing of epoxy molding compound.

Trim and Form

         Our MP209 is a high speed, motorized trim and form equipment catering to different packages. The modular set-up of the system allows integration of third party testing, marking and inspection functions, which in turn allows more cost-efficient production for our customers. These systems may also be integrated into our IDEALine™.

Automated Systems

         The IDEALine™ integrates Back-end assembly and packaging equipment. We believe we are the only manufacturer of Back-end equipment capable of offering such an extensive integrated line using our own equipment. These lines integrate serial process steps with mechanical and software linkages. Offered in a modular format, customers may integrate some or all of the following processes that we supply: die bonding and inspection, epoxy curing, wire bonding and inspection, encapsulation, post mold curing and trimming, and forming. In addition, we work with third party suppliers to offer various additional processes.

Research and Development

         We believe that our future success depends to a large extent upon our ability to develop new products and add improved features to existing products. Accordingly, our centralized product development policies and local activities are directed toward expanding and improving present product lines to incorporate technology advances and enable timely penetration of new markets for automated semiconductor processing, assembly and packaging equipment. These activities require the application of physics, chemistry, process technology, electrical engineering, precision mechanical engineering and software development. We are also continuing to develop new applications as well as software and hardware for our Back-end products.

         Our net research and development expenses, as a percentage of net sales, were 11.4%, 7.9% and 14.2% during 1999, 2000 and 2001, respectively. We expect to continue investing significant resources in research and development to enhance our product solutions.

         Our research and development activities are conducted in the principal semiconductor markets of the world, which enables us to draw on innovative and technical capabilities on an international basis. Each geographic center provides expertise for specific products or technologies. This approach, combined with interactions between the individual centers, permits efficient allocation of technical resources and allows for customer orientation combined with the necessary product specialization.

NUMBER OF R & D
EMPLOYEES AS OF
BUSINESS SEGMENT	LOCATION	DECEMBER 31, 2001

Front-end	Bilthoven, the Netherlands Leuven, Belgium (IMEC) Espoo, Finland Phoenix, Arizona, United States Tama, Japan	89 22 19 50 45

Back-end	Hong Kong Singapore	306 206

         As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. These arrangements are made on a development program basis and allow us to develop products that meet customer requirements and obtain access to new technology and expertise. We currently are engaged in a development program with several customers for 300mm applications of our Eagle products. The Eagle 10 was developed in close collaboration with Japanese customers, while the Advance 400 product performance was enhanced in cooperation with a number of customers. The A-600 UHV was further upgraded in cooperation with a major Japanese customer. In cooperation with NuTool, Inc., a United States supplier of copper plating and CMP equipment, we are developing production solutions for copper applications.

         We participate in European programs focusing on developing the production technology for semiconductor devices with line widths of 130, 90 and 65nm. We are the project manager in a number of projects that were awarded under the European Strategic Program for Research and Development in Information Technology, or ESPRIT, an initiative of the European Union. Since 1990, the board of Micro Electronics Development for European Applications, MEDEA and MEDEA+ also an initiative of the European Union, and its predecessor approved extensive development programs in which we are a leading partner. We are currently working on a project with MEDEA+ in connection with possible uses of our ALCVD technology. Mr. Arthur H. del Prado, our President and Chief Executive Officer, is a member of the board of MEDEA+.

         The integration of new product solutions into process modules is done in ASM Europe’s application laboratory, which shares IMEC’s clean rooms in Leuven, Belgium. This integration within IMEC’s facilities gives us access to all the additional process steps needed to create sub-micron devices, including sub-micron patterning. Development of customer applications usually occurs with the active participation of IMEC, suppliers of complementary and non-critical equipment, and end-users of our products.

         In addition to cooperating with third parties such as customers and other equipment companies in research and development projects, we enter into projects with technical universities, particularly in the Netherlands, Japan and Finland. As part of these projects, we may sell our equipment to customers who will use grants or research loans to acquire these products or we may receive grants or research loans directly. We have received such loans in the past from the Netherlands government, of which € 10.1 million was outstanding at December 31, 2001, and are repaying these loans from the sales proceeds of the products developed with their assistance at repayment rates of up to 100% of the amounts of the loans. Our subsidiary, ASM Microchemistry, received similar loans from the Finnish government.

Manufacturing and Suppliers.

         Our manufacturing operations consist of the fabrication and assembly of various critical components, product assembly, quality control and testing.

         In the Front-end process, we outsource the manufacture of major subsystems and subassemblies and some design, assembly and testing functions to specialized companies. We believe that outsourcing enables us to minimize our fixed costs and capital expenditures while also providing the ability to rapidly increase production capacity. We also work closely with our suppliers to achieve mutual cost reduction through joint design efforts.

         Philips High Tech Electronics Group (formerly Philips Machinefabricken Nederland B.V.) supplies a substantial part of the major subassemblies used in the manufacture of the Advance A400 and Advance A412. Although we work with a limited number of suppliers, we seek not to rely on a sole supplier, and have back-up suppliers for most subsystems and subassemblies that are outsourced.

         In addition, we purchase the metrology equipment that we integrate into some of our Front-end products from NanoPhotonics. As of February 11, 2002 we had a 24% equity interest in NanoPhotonics and our Chief Executive Officer had a 44.5% interest. See “Item 5. Operating and Financial Review and Prospects” and “Item 7. Related Party Transactions.”

         Our Back-end operations are vertically integrated to insure quality production of component parts where the quality of subassemblers does not otherwise meet our standards. The manufacturing activities in Hong Kong and Singapore consist primarily of assembling and testing components and subassemblies manufactured at our main manufacturing facilities in China and Malaysia.

Marketing and Sales

         We sell and market our products with the objective of developing and maintaining an ongoing, highly interactive service and support relationship with our customers. Our marketing strategy includes advertising and participating in various industry trade shows. We provide prospective customers with extensive process and product data, provide opportunities for tests on demonstration equipment and, if required, install evaluation equipment available at the customer’s site. Once equipment has been installed, we support our customers with, among other things, extensive training, on-site service, spare parts and process support. All of this is further supported by in-house development to enhance the productive life of existing equipment. We make hardware improvements available in the form of retrofit kits as well as joint development with our customers of new applications. We encourage our engineers to submit technical papers in relevant magazines and to give lectures in symposia.

         We also install our equipment with semiconductor manufacturers for evaluation in order to strengthen our existing customer relationships as well as develop new customers.

         Because of the significant investment required to purchase our systems and their highly technical nature, the sales process is complex, requiring interaction with several levels of a customer’s organization and extensive technical exchanges, product demonstrations and commercial negotiations. As a result, the full sales cycle can be as long as 12 to 18 months for sales of Front-end equipment and three to six months for sales of Back-end equipment. Purchase decisions are generally made at a high level within a customer’s organization, and the sales process involves broad participation across our organization, from senior executive management to the engineers who designed the product.

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

         To execute the sales and service functions, we have established a direct, integrated sales force for Front-end products reporting on a geographical basis to the managers in charge of Europe, North America, Korea, Taiwan, Southeast Asia and Japan. At the end of 2001, the Front-end units had 83 employees fully dedicated to sales and marketing, representing 7.4% of total Front-end staff. Dedicated support and sales forces are maintained for our various geographic units, enabling us to serve our global customers with an equally global organization. Each of our geographic Front-end units is responsible for sales of all of our Front-end products in its region. We believe the integration of our sales force promotes cross selling of Front-end products.

         In addition to the sales activities undertaken at the principal offices of our various manufacturing units, we have sales offices located in Europe (in the United Kingdom, France, Italy and Germany), and in the United States (in California, Texas and Pennsylvania). In Japan, our sales offices are located in Tokyo and Osaka.

         We use independent sales agents in Malaysia and China for Front-end products and to support our sales efforts for ALCVD equipment in the non-semiconductor markets, such as flat panel displays and magnetic heads.

         Sales of Back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe

and North America, and through sales representatives in Korea and some parts of the United States. At the end of 2001, there were 308 staff members employed in sales and marketing of Back-end products, representing 6.4% of total Back-end staff.

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

         The following table lists a sample of recent customers of ours:

CUSTOMERS

Agere Group	Intel	Philips

Agilent	Hitachi	Samsung

Amkor Technology	Hyundai	Sony

Chippac	Lucent Technologies	ST Microelectronics

Fairchild Semiconductors	Micron	Texas Instruments

Fujitsu	Mitsubishi	Toshiba

IBM	Motorola	TSMC

Infineon	NEC	UMC Group

         Our largest customer accounted for approximately 11.0%, 14.2% and 7.2% of our net sales in 1999, 2000 and 2001, respectively. Our ten largest customers accounted for approximately 43.1%, 45.2% and 35.5% of our net sales in 1999, 2000 and 2001, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, plans for new fabrication facilities and new product introductions.

         The following table shows the distribution of net sales according to geographic destination of the product and segment:

		PERCENTAGE OF NET
	SEGMENT	SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES

				Front End	Back End

2001	Front-End	60.0%	S.E. Asia Europe	8.5% 18.1%	34.0% 2.0%

	Back End	40.0%	North and South America Japan	18.5% 14.9%	1.5% 2.5%

		PERCENTAGE OF NET
	SEGMENT	SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES

				Front End	Back End

2000	Front-End	40.6%	S.E. Asia Europe	7.8% 9.3%	54.2% 2.4%

	Back End	59.4%	North and South America Japan	11.8% 11.7%	1.8% 1.0%

		PERCENTAGE OF NET
	SEGMENT	SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES

				Front End	Back End

1999	Front-End	43.8%	S.E. Asia Europe	11.4% 9.8%	50.9% 1.5%

	Back End	56.2%	North and South America Japan	12.5% 10.1%	2.4% 1.4%

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

         We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time to optimize the use of the equipment for the customer’s specific processes. For our Front-end business, where the availability of field support is particularly important for a sale, there are approximately 323 support staff employees, or 28.7% of our total Front-end employees.

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

         As the variety and complexity of available machinery increases, some semiconductor manufacturers are attempting to limit their suppliers. In addition, semiconductor manufacturers are located throughout the world, and expect their equipment suppliers to have offices worldwide to meet their supply and service needs. Semiconductor equipment manufacturers with a more limited local presence are finding it increasingly difficult to compete in an increasingly global industry.

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

Intellectual Property

         Because of the rapid technological advances in the microelectronics field, we believe that our products will be subject to continuing change and enhancement. Accordingly, we believe that our success will depend upon the technical competence and creative ability of our personnel and the ownership of our intellectual property rights.

         We have patents some of which cover key technologies, features and operations of our major Front-end products, with many patents registered in every major country where semiconductor devices or equipment are manufactured. We own a number of patents and patent applications for semiconductor wafer processing equipment. We also own patents and patent applications for LPCVD, PECVD, ALCVD and epitaxial technology. The following table shows the number of patents for which we made an initial filing during the indicated period and the number of patents in force as of the end of the indicated period:

	Year	Year	Year	Year	Year
	1997	1998	1999	2000	2001

Initial patent filings	22	34	40	58	49

Issued patents	N/A	N/A	167	215	277

         We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and some chemicals used to deposit insulating layers for PECVD. To maintain these licenses, we pay Applied Materials a royalty on sales of equipment that use the patented technology. These patents expire at various times between 2002 and 2010. Upon expiration of the patents, the technology may be used royalty-free by the public, including us.

         In the Back-end market segment, companies generally compete on the basis of their cumulative expertise in applying well known technologies to improve productivity and cost-efficiency. As a result, we file fewer patents related to our Back-end business but where possible, we file for protection of innovations made by our Back-end subsidiary. We also own certain trademarks and other proprietary information that we consider important to our business.

         There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which could have a material adverse effect on our business, financial condition and operating results. Adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and operating results.

         From time to time, we may be subject to litigation and claims in the normal course of operations. At present, we are not involved in any litigation which we believe is likely to have a materially adverse effect on our financial position. However, we have been named as a counter-defendant in a patent infringement litigation which our subsidiary, ASM America, Inc. recently filed, the outcome of which cannot be determined at present.

         On June 6, 2001, ASM America Inc. filed a lawsuit in the U.S. District Court for the Northern District of California against Genus, Inc. alleging infringement of two patents involving sequential chemical vapor deposition and methods for growing thin films. On August 1, 2001, Genus filed an answer denying the claims of patent infringement, and raising an affirmative defense (among others) that the patents had been procured by inequitable conduct. Genus also brought a counter-claim for a declaratory judgment that the patents are invalid and not infringed, as well as an antitrust counter-claim alleging that ASM America and ASMI have engaged in a pattern of conduct designed to monopolize the alleged atomic layer deposition market. In addition, Genus brought a counter-claim against ASM America and ASMI alleging infringement of United States Patent No. 5,294,568 involving Method of Selective Etching of Native Oxide. On January 9, 2002, in a procedural ruling, the court permitted ASM America to bring an additional cause of action against Genus for infringement of ASM America’s “showerhead” patent, United States Patent No. 4,798,165 (entitled “Apparatus for Chemical Vapor Deposition Using an Axially Symmetric Gas Flow”). The court also severed and stayed the anti-trust claims and all related discovery until after trial on the patents at issue. The case is currently in the midst of discovery and exchange of disclosures under the Northern District of California local patent rules. The patents at issue are important to ASM America for the development and marketing of proprietary atomic layer deposition equipment and processes. If the court should determine that ASM America’s patents are invalid in whole or in part, ASM America’s atomic layer deposition program could be materially adversely affected. Given the stage of the proceedings, it is not possible to predict the outcome of the claim and counter-claims at this time, or range of potential recovery or loss. ASMI and ASM America intend to pursue this lawsuit vigorously.

C.	Organizational Structure.

         As of February 11, 2002, the following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries:

		Percentage Owned by
Subsidiary Name and Location	Country of Incorporation	ASM International, N.V.

ASM Europe, B.V. Bilthoven, the Netherlands	The Netherlands	100%

ASM Microchemistry, Ltd. Espoo, Finland	Belgium	100%

ASM America, Inc. Phoenix, Arizona, United States	State of Delaware, United States	100%

ASM Japan, KK Tama, Japan	Japan	100%

ASM Pacific Technology Ltd. Hong Kong, China	Hong Kong, China	54.36%

D.	Property, Plants and Equipment.

         To develop and manufacture products to local specifications and to market and service products more effectively in the worldwide semiconductor market, our Front-end manufacturing facilities are located in Europe, the United States and Japan and our Back-end facilities are located in Hong Kong, China, Singapore and Malaysia. Our principal facilities are summarized below:

			APPROXIMATE
BUSINESS			AGGREGATE
SEGMENT	LOCATION	PRIMARY USES	SQUARE FOOTAGE

	Bilthoven, The Netherlands	Wafer processing equipment manufacturing, marketing, research and executive offices	231,000

	Tama and Niigata, Japan	Wafer processing equipment manufacturing, marketing, research and offices	333,000

Front-end	Phoenix, Arizona, USA	Wafer processing equipment manufacturing, marketing, research and offices	175,000

	Almere, The Netherlands	Wafer processing equipment manufacturing and offices	77,000

	Espoo, Finland	Wafer processing equipment manufacturing, marketing, research and offices	40,000

	Hong Kong	Assembly and encapsulation equipment manufacturing, leadframe plating, marketing, research and offices	250,000

	Shenzhen, China	Precision metal part and subassembly fabrication, stamped leadframe manufacturing and offices	651,000

Back-end	Singapore	Assembly equipment and etched leadframe manufacturing, marketing, research and offices	333,000

	Johor Bahru, Malaysia	Precision metal part and subassembly fabrication, and offices	38,000

         Our principal facilities in the Netherlands, the United States, Finland, Hong Kong, China, Singapore and Malaysia are subject to leases expiring at various times from 2002 to 2026. The facilities we own are subject to mortgages. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Item 5.  Operating and Financial Review and Prospects.

Overview

         We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the Front-end and Back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We conduct our Front-end business, which accounted for 60.0% of our net sales in 2001, through facilities in the Netherlands, the United States, Japan and Finland. We conduct our Back-end business, which accounted for 40.0% of our net sales in 2001, through facilities in Hong Kong, China, Singapore and Malaysia. Our Back-end operations are conducted through our 54.4% majority-owned subsidiary, ASM Pacific Technology Ltd. (“ASMPT”).

         We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices across certain product lines, reduced investment in semiconductor capital equipment and other factors all of which have led to lower sales and earnings for our business. We have experienced some order cancellations and rescheduled deliveries from our customers as a result of this downturn. In the Front-end segment, we are able to reduce manufacturing costs in a market downturn because we outsource a substantial portion of our manufacturing requirements and because part of our European and Japanese workforce is composed of temporary contract employees, the number of which can be reduced as necessary. In the Back-end segment, where we are highly vertically integrated, we are able to adapt to adverse market conditions by reducing headcount and encouraging our employees to take long-term holidays. Since we enjoy a cost advantage in our Back-end operations due to the location of our manufacturing facilities and because we can efficiently reduce variable costs quickly in response to changes in market demand, a tightening market for our Back-end products may also present opportunities for market penetration.

         Presently, the industry is transitioning to new processes and materials and to a larger, 300mm wafer size from the current 200mm standard. This transition requires equipment providers to develop entirely new sets of tools and presents to us an opportunity to displace existing suppliers to major semiconductor manufacturers.

Sales

         The sales cycle from quotation to shipment for our Front-end equipment can take several months, depending on capacity utilization and the urgency of the order. The acceptance period after installation may be as short as four to five weeks. However, if customers are unfamiliar with our equipment or are receiving new product models, the acceptance period may take as long as ten weeks or more. The sales cycle is longer for equipment which is installed at the customer’s site for evaluation prior to sale. The typical trial period ranges from six months to one year after installation.

         The sales cycle for Back-end products typically is shorter than for Front-end products. Generally, the majority of our Back-end equipment is built in standard configurations. We build Back-end products that are approximately 85% complete in anticipation of customer orders. Upon receipt of a customer’s order and specifications, the remaining 15% of the manufacturing is completed. This allows us to complete the assembly of our equipment in a short period of time. We therefore require between two to six weeks for final manufacturing, testing, crating, and shipment of our Back-end equipment. Our Back-end customers’ acceptance periods generally are shorter than those for Front-end equipment. We provide installation, training and technical support to our customers with local staff in all of our major markets.

         Our Front-end sales are concentrated in the United States, Europe, Japan and Southeast Asia and our Back-end sales are concentrated in Southeast Asia. The following table shows the geographic distribution of our Front-end and Back-end sales for 2000 and 2001:

	Year Ended	Year Ended
Region	December 31, 2000	December 31, 2001

Front-end:

United States	29.1%	30.9%

Europe	23.0	30.2

Japan	28.6	24.8

Southeast Asia	19.3	14.1

	100.0%	100.0%

Back-end:

Taiwan	17.9%	16.7%

Malaysia	23.1	14.9

China	6.8	13.2

Singapore	7.4	10.1

Philippines	11.5	9.0

Hong Kong	4.6	7.6

Thailand	9.6	6.8

Korea	9.2	5.1

Other	9.9	16.6

	100.0%	100.0%

         A substantial portion of our Front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing a complete complement of fabrication equipment. As a result, our Front-end sales tend to be uneven across customers and financial periods. Sales to our ten largest Front-end customers accounted for 55.4% of Front-end net sales in 2000 and 48.6 % in 2001. The composition of our ten largest Front-end customers changes from year to year. The largest Front-end customer accounted for 13.1% of Front-end net sales in 2000 and the largest Front-end customer accounted for 12.1% of Front-end net sales in 2001.

         Back-end sales per customer tend to be more level over time than Front-end sales because Back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest Back-end customers accounted for 54.5% of Back-end sales in 2000 and 39.6% in 2001. Because our customer’s Back-end needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the Front-end. Our largest Back-end customer accounted for 17.0% of Back-end net sales in 2000 and 10.7% in 2001.

Research and Development

         We invested € 73.8 million in research and development during 2000 and € 79.7 million in 2001. As part of our research and development activities, we are engaged in various development programs with customers and research institutes that allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. We expense rather than capitalize our research and development expenses. We charge to costs of sales the costs relating to prototype and experimental models which we may subsequently sell to customers.

         Our reported research and development expenses are after research and development credits, which were €2.2 million in 2000 and € 5.6 million in 2001. Our Netherlands, Belgium, Finland and Singapore research and development operations receive research and development grants and credits from various governmental sources.

         Some of the research and development grants we received in the Netherlands are contingently repayable to the extent we recognize sales of products to which the credit is related. We do not recognize a liability on our balance sheet in respect of these credits until we recognize sales of products to which the credit relates. These repayments vary and range from 1.0% to 4.0% of the realized sales, depending on the products sold. Our actual and contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. Our contingent liability related to possible future repayments was € 12.0 million at December 31, 2000 and € 10.1 million at December 31, 2001. In 1999, 2000 and 2001 the Company made repayments in the amount of € 1.4 million, €1.5 million and € 2.9 million, respectively.

Acquisitions and Strategic Investments

         In October 2001, we entered into a strategic alliance with and made a 15.4% equity investment of €20.3 million in NuTool, Inc., a privately held semiconductor technology company located in Milpitas, California. The purchase price of the investment was determined amongst others by reference to prices paid by other recent strategic investors. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The strategic alliance with NuTool provides us with more competitive solutions to address the industry’s transition to copper metalization.

         As a result of the issuance of common shares under the ASMPT Employee Incentive Scheme in March 2000, our shareholding in ASMPT dropped slightly below 50.0%. In various transactions in April and June 2000, we acquired 0.3% of the outstanding common shares of ASMPT, thereby restoring its total shareholding in that company to over 50.0%. Throughout this period, we maintained control over ASMPT. In July 2000, we purchased approximately 4.7% of the outstanding shares of ASM Pacific Technology from an institutional shareholder for € 73.0 million. At December 31, 2001, we owned 54.4%, of the outstanding common shares of ASMPT.

         In December 1999, we acquired a 24.0% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment, for € 407,000. Our Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics AG. The technology supplied by NanoPhotonics integrates high-resolution, ellipsometric thin film metrology directly into a wafer processing tool. This investment enables us to equip our batch and single wafer equipment with integrated thin film metrology. We have a five-year option to purchase the 44.5% interest from our Chief Executive Officer at the same price he paid for his interest in the initial transaction. At December 31, 2000 and December 31, 2001, we have provided NanoPhotonics with additional financing of € 0.4 million and € 1.2 million, respectively. In 2000 and 2001 we purchased equipment and materials from NanoPhotonics in the amount of € 0.2 million and € 0.7 million, respectively.

         In July 1999, we purchased all of the outstanding shares of Microchemistry Oy, located in Finland, for approximately €3.9 million. In September 1999, Microchemistry was renamed ASM

Microchemistry. Prior to our purchase, Microchemistry developed the process to grow or deposit films one layer at a time by means of Atomic Layer Deposition, and marketed its ALCVD processes to manufacturers of flat panel displays and tape magnetic head products. Following our acquisition, ASM Microchemistry shifted its focus to manufacturers of semiconductor devices. In November 2001, we made the decision to shift the manufacturing of Atomic Layer Deposition systems to our United States subsidiary, ASM America, Inc., and have ASM Microchemistry concentrate on the research and development of Atomic Layer Deposition. We expect the shift of manufacturing to the United States to be completed in the first half of 2002.

Issuance of shares and Convertible Subordinated Notes

         In November 2001, we sold US$ 100.0 million in principal amount of 5.0% Convertible Subordinated Notes due on November 15, 2005 in a private offering. In December 2001, we sold an additional US$ 15.0 million of the notes in an over-allotment purchase. The notes are convertible into common shares at any time before their maturity unless we have previously redeemed or repurchased them at a conversion rate of 53.0504 shares per each US$1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately US$ 18.85 per share. The proceeds of the sale have been used to fund our strategic investment in NuTool, Inc, to repay outstanding debt and for general corporate purposes, including working capital and capital expenditures.

         In April 2000, we completed a public offering of 4,250,000 common shares at a price of US$ 29.00 per share. The net proceeds of € 119.7 million were used to repay outstanding loans and fund our working capital needs.

Critical accounting policies

         Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

         Revenue recognition.

         Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue following principles of revenue recognition described in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (SAB 101), issued by the staff of the Securities and Exchange Commission (the “SEC”) in December 1999, and adopted by us effective January 1, 2000. However, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

         Our net sales include product revenues derived primarily from sales of Front-end and Back-end equipment used by both segments of the semiconductor equipment market. We recognize revenue from equipment sales upon shipment of our products when it is proven prior to shipment that the equipment has met all of the customers’ criteria and specifications. The installation process is not believed to be essential to the functionality of our products. However, since under most of our sales contracts the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory under the guidance of SAB 101. Therefore, at the time of shipment, we defer that portion of the sales price related to the fair value of installation. We believe we have an enforceable claim for the portion of the sales price not related to the fair value of the installation should we not fulfill our installation obligation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. When we can only satisfy the customer acceptance criteria or specifications at the customer’s location, revenue is deferred until final acceptance by the customer or until contractual conditions lapse.

         We provide training and technical support to customers. Revenue related to such services is recognized when the service is completed. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

         Before January 1, 2000, we recognized revenue from the sale of all equipment including installation services at the time of transfer of title, and when no significant contractual obligations remained. Revenue recognition for the sale of spare parts and services has not changed.

         The adoption of SAB 101 affects the amounts of revenue and net earnings reported in previous periods. The effect of this change as of January 1, 2000 was to defer € 12.2 million of net sales and € 3.8 million of net earnings to future periods. The effect on net earnings as of January 1, 2000 has been recorded as a cumulative effect of the change in accounting principle in our statement of operations for the year ended December 31, 2000.

         Consolidation of ASMPT.

         Although we currently are a majority shareholder of ASMPT, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASMPT, would prevent us from consolidating its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASMPT with our results, the results of operations of ASMPT would no longer be included in our earnings from operations. Instead, our proportionate share of ASMPT’s earnings would be reflected as a separate line item called “share of results from investments” in our Consolidated Statements of Operations. In addition we would no longer be able to consolidate the assets and liabilities of ASMPT and would have to reflect the net investment in ASMPT in the line item “investments” in our Consolidated Balance Sheet. ASMPT has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASMPT issues shares pursuant to this program, our ownership interest is diluted, but would continue to be above 50.0%. In addition, our controlling interest could be diluted if ASMPT issues additional equity. However, such decision by ASMPT requires the approval from the meeting of shareholders in which we currently hold more than 50.0% of the votes. Although we intend to continue to purchase shares of ASMPT as necessary to maintain our majority interest, we could lose our majority position if there is an insufficient number of shares available for purchase, if we fail to purchase shares in a timely manner or if we do not have sufficient financial resources to purchase shares when necessary.

         Goodwill.

         Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets on the date of acquisition. Until December 31, 2001 goodwill arising on acquisitions is amortized on a straight-line basis over the estimated useful life thereof and its value reviewed for impairment whenever facts or circumstances indicate that the carrying amounts may not be recoverable, based on an evaluation of the estimated future undiscounted cash flows associated with the underlying business operation compared to the carrying amount of goodwill to determine if a write-down is required. If such an assessment indicates that the undiscounted future cash flows will not be recovered, the carrying amount is reduced to the estimated fair value. As from January 1, 2002 we will adopt a new accounting standard issued by the Financial Accounting Standards Board no: SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.”, which requires that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Any impairment loss incurred is recorded as a charge to current period earnings.

         At December 31, 2001 we have € 64.3 million in bookvalue recorded as goodwill. We are currently evaluating the provisions of the new accounting principle and we do not expect to record an impairment loss upon the adoption of this new accounting principle. In future periods however we may be required to record an impairment loss based on the impairment test performed, which may significantly influence our result of operations at that time.

Results of Operations

         Year Ended December 31, 2001 Compared to Year Ended December 31, 2000.

         Net Sales. The market for semiconductor equipment weakened substantially in 2001. Our consolidated net sales for 2001 decreased 40.0% to € 561.1 million compared to € 935.2 million for the year 2000. Front-end sales decreased 11.2% from € 379.3 million in 2000 to € 336.6 million in 2001. Back-end sales decreased 59.6% from € 555.9 million in 2000 to € 224.5 million in 2001. The decrease in net sales reflects the impact of the extraordinarily severe downturn in the semiconductor industry, as semiconductor manufacturers delayed purchases and cut capital spending, thus reducing the demand for semiconductor equipment during 2001. Our sales in the first half of 2001 were still at high levels as a result of our backlog at the end of 2000, with a contraction in the second half of the year. Sales in Front-end were strong in our vertical furnaces product line, where we were able to gain from design-in wins at first tier customers for the 300mm vertical furnace, and in our thin film product line. Sales in other product lines declined substantially due to contraction, in particular in 200mm equipment. The decline in Back-end sales was primarily due to the decrease in sales of wire bonding and die bonding equipment and, to a somewhat lesser extent, leadframes.

         Gross Profit. Our consolidated gross profit decreased from 44.6% of net sales in 2000 to 39.8% of net sales in 2001. The Front-end business gross profit decreased 1.2 percentage point from 40.3% of net sales in 2000 to 39.1% of net sales in 2001, and the Back-end business gross profit decreased from 47.6% of net sales in 2000 to 40.8% of net sales in 2001. The decrease in gross profit for 2001 as a percentage of sales is the result of the significantly lower sales volumes, in particular in the second half of 2001, which resulted in underutilization of our manufacturing capacity. We have implemented programs to reduce fixed costs to respond to the lower sales volumes.

         Selling, General and Administrative. Our selling, general and administrative expenses decreased from € 147.3 million in 2000 to € 111.9 million in 2001. As a percentage of net sales, selling, general and administrative expenses increased from 15.8% for 2000 to 19.9% for 2001. Front-end selling, general and administrative expenses increased from € 66.2 million in 2000 to € 72.3 million in 2001, while Back-end selling, general and administrative expenses decreased from € 81.1 million in 2000 to € 39.6 million in 2001. The increase in Front-end was partly due to the continued high level of sales in the first half of 2001 and the related growth in supporting staff functions offset by expense reduction programs in the second half of 2001, including temporary reduction in management salaries and a hiring freeze. In our Back-end operations we were able to respond to the market conditions and to reduce our selling, general and administrative expenses in line with the lower sales volumes through cost cutting programs resulting in lower bonus and incentive expenses, lower sales commissions and reduction of staff.

         Research and Development. Research and development expenses increased by 7.9% from € 73.8 million in 2000 to € 79.7 million in 2001. Front-end research and development expenses increased by 16.4% from € 47.9 million in 2000 to € 55.8 million in 2001, while Back-end research and development expenses decreased 7.7% from € 25.9 million in 2000 to € 23.9 million in 2001. Net research and development expenses increased from 7.9% of net sales in 2000 to 14.2% of net sales in 2001 due to substantially lower sales. The amounts of research and development credits offset against research and development expenses amounted to € 2.2 million in 2000 and € 5.6 million in 2001. We focused our investment in research and development on the equipment and products for the next generations of semiconductor devices. In our Front-end, these investments were concentrated on Silicon-germanium, high-k dielectrics, low-k dielectrics, ALCVD, 300mm applications and the Levitor RTP system. Research and development in the Back-end is concentrated on performance improvements and new products such as our next generation, high speed integrated circuit die bonders for 300mm and 200mm wafers and our high precision, eutectic solder process bonder for flip chip packaging applications. Despite our lower sales levels, we have kept our research and development expenditures at a high level in 2001 and continue to invest heavily in the research and development of new generation technology.

         Amortization of Goodwill. The amortization of goodwill increased from € 4.3 million in 2000 to € 7.6 million in 2001. This increase relates to the amortization of goodwill resulting from the acquisition of an additional 4.7% interest in ASMPT in July 2000, resulting in a full year of amortization during the year 2001.

         Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) decreased by 38.3% from a net expense of € 1.6 million in 2000 to a net expense of € 1.0 million in 2001 due principally to the repayment of relatively higher interest rate loans with the proceeds of the public offering of common shares we completed in April 2000, lower interest rates on our credit lines and with cash generated from operations. The strength of the United States dollar and the Hong Kong dollar versus the Euro, our reporting currency, resulted in transaction exchange gains.

         Income Taxes. We incurred € 4.7 million in income taxes during 2001, compared to € 22.8 million in 2000. As of December 31, 2001, we have a € 280.0 million net operating loss carryforward, which we can apply primarily against future earnings reported in the United States and the Netherlands.

         Net Earnings. Our net earnings in 2001 were € 6.1 million compared to € 94.3 million in 2000 primarily due to decreased net sales. The 2000 net earnings were reduced by a cumulative effect of change in accounting principle of € 3.8 million due to the adoption of new accounting guidelines for revenue recognition. Our Front-end operation reported a net loss of € 10.0 million in 2001 compared to net earnings before the cumulative effect of change in accounting principle of € 18.6 million in 2000. Our portion of our Back-end operation’s net earnings before the cumulative effect of change in accounting principle was € 16.1 million compared to € 79.5 million in 2000.

         Year Ended December 31, 2000 Compared to Year Ended December 31, 1999.

         Net Sales. The market for semiconductor equipment was strong in the first three quarters of 2000 and started to become weaker at the end of the year. Consolidated net sales increased 125.6% to € 935.2 million in 2000 compared to € 414.5 million in 1999. Front-end sales increased 108.8% from € 181.7 million in 1999 to € 379.3 million in 2000. Back-end sales increased 138.8% from € 232.8 million in 1999 to € 555.9 million in 2000. The Front-end sales increase was over all product lines. The Back-end sales increase was primarily due to increased sales of wire bonding and die bonding equipment and, to a lesser extent, leadframes.

         Gross Profit. Our consolidated gross profit increased from 41.0% of net sales in 1999 to 44.6% of net sales in 2000. The Front-end business gross profit decreased slightly from 40.5% of net sales in 1999 to 40.3% of net sales in 2000, while the Back-end business gross profit grew from 41.4% of net sales in 1999 to 47.6% of net sales in 2000. The decrease in gross profit as a percentage of sales in Front-end was, despite efficiency improvements in the manufacturing of existing product lines, caused by initial lower margins on the introduction of new technology in ALCVD and 300 mm equipment. The improvement in our Back-end segment was achieved through manufacturing efficiencies related to the increased volumes and partly through better pricing conditions for our products.

         Selling, General and Administrative. Our selling, general and administrative expenses increased from € 83.2 million in 1999 to € 147.3 million in 2000. Front-end and Back-end selling, general and administrative expenses increased from € 48.6 million and € 34.6 million in 1999 to € 66.2 million and € 81.1 million in 2000. These increases resulted from the expansion of our support and overhead departments in order to handle increased product and order volumes. Staff levels increased from 2,387 at December 31, 1999 to 2,895 at December 31, 2000. As a percentage of net sales, selling, general and administrative expenses decreased from 20.1% for 1999 to 15.8% for 2000.

         Research and Development. Research and development expenses increased by 56.5% from € 47.1 million in 1999 to € 73.8 million in 2000. Front-end research and development expenses increased by 63.4% from € 29.3 million in 1999 to € 47.9 million in 2000 while Back-end research and development expenses increased 45.2% from € 17.8 million in 1999 to € 25.9 million in 2000. Net research and development expenses declined from 11.4% of net sales in 1999 to 7.9% of net sales in 2000. The amounts of research and development credits offset against research and development expenses amounted to € 3.3 million in 1999 and € 2.2 million in 2000. Investments in research and development have been concentrated on the products that have pushed our growth in the last three years. In the Front-end the concentration was on high-k dielectrics, low-k dielectrics, ALCVD, RTP and 300 mm process applications while in the Back-end our concentration was on performance improvements and the release of new or upgraded products.

         Amortization of Goodwill. The amortization of goodwill increased from € 0.3 million in 1999 to € 4.3 million in 2000. This increase relates to the amortization of goodwill resulting from the acquisition of an additional 5.0% interest in ASM Pacific Technology in 2000 and the acquisition of Microchemistry and NanoPhotonics in 1999.

         Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) decreased by 81.5% from a net expense of € 8.6 million in 1999 to a net expense of € 1.6 million in 2000 due principally to the repayment of short-term loans with the proceeds of the public offering of common shares we completed in April 2000 and with cash generated from operations. The strength of the United States dollar and the Hong Kong dollar versus the Euro, our reporting currency, resulted in transaction exchange gains.

         Income Taxes. We incurred € 22.8 million in income taxes during 2000, compared to € 1.3 million in 1999. As of December 31, 2000, we have a € 260.0 million net operating loss carryforward, which we can apply primarily against future earnings reported in the United States and the Netherlands.

         Net Earnings. Our net earnings in 2000 were approximately € 94.3 million compared to € 11.1 million in 1999 primarily due to increased net sales. The 2000 net earnings were influenced by a cumulative effect of change in accounting principle of € 3.8 million due to the adoption of new accounting guidelines for revenue recognition. Our Front-end operation reported net earnings before the cumulative effect of change in accounting principle of € 18.6 million in 2000 compared to a net loss of € 7.6 million in 1999. Our portion of our Back-end operation’s net earnings before the cumulative effect of change in accounting principle was € 79.5 million compared to € 18.7 million in 1999.

Backlog

         New orders received in the year 2001 decreased 67.9% to € 348.0 million from € 1,084.8 million in the year 2000. Overall backlog at December 31, 2001 was € 132.6 million, a 61.6% decrease from € 345.6 million at December 31, 2000. From our backlog at December 31, 2001, € 107.2 million relates to our Front-end operations and € 25.4 million to our Back-end operations as compared to € 211.6 million and € 134.0 million at December 31, 2000, respectively. The largest part of the backlog in Front-end relates to 300mm equipment. Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to one year. In some markets, such as Japan, it is common practice for letters of intent to be used instead of firm purchase orders. Under specific circumstances, customers can cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers’ requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number. Rescheduled deliveries are included in backlog if they have a firm delivery date.

Liquidity and Capital Resources

         Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and the arrangements governing our financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. Given the cyclicality of the industry, which could result in lower customer demand and continued fixed costs, the cash generated by operations may be lower than forecasted. In such a situation we might need to further utilize our short-term credit facilities.

         At December 31, 2001, our available principal sources of liquidity consisted of € 107.6 million in cash and cash equivalents and € 167.7 million in undrawn bank lines. Approximately € 70.8 million of the cash and cash equivalents and € 42.9 million of the undrawn bank lines are restricted to use in our Back-end operations. In addition, we have an equity line of credit with Canadian Imperial Holdings, Inc. (“CIHI”) pursuant to which we may sell up to an aggregate of US$ 65.0 million of newly issued common shares to CIHI from time to time over a two-year period ending July 2002. We may sell up to US$10.0 million of our common shares as often as every five business days, subject to certain volume restrictions based on weekly trading volume. The purchase price of the shares is equal to 95.5% of the simple average of the daily volume weighted average sale price during the five trading days preceding the date of sale. We registered 4,581,498 of our common shares with the SEC for offer and sale pursuant to the equity line. CIHI is under no obligation to purchase our common shares under the equity line if effectiveness of our registration statement is withdrawn or certain conditions precedent to the equity line are not satisfied.

         During 2001, we generated net cash flows from operating activities of € 32.3 million, compared to € 153.1 million for 2000. The decrease was primarily the result of lower earnings due to lower sales, partially offset by a net cash outflow of € 28.6 million in other assets and liabilities in 2001 compared to a € 72.7 million net cash outflow in 2000. At December 31, 2001 we have entered into purchase commitments for delivery in 2002 with suppliers in the amount of € 58.3 million.

         During 2001, we invested € 71.6 million in capital equipment and facilities, particularly in our new 300mm A412 assembly and testing facility in the Netherlands, and new clean rooms in the United States and Japan. We expect capital expenditure in 2002 to be approximately half the level of 2001. Our capital expenditure commitments at December 31, 2000 were € 15.0 million, and at December 31, 2001 were € 3.4 million. We also made a strategic equity investment of € 20.3 million in NuTool, Inc., a privately held semiconductor technology company located in Milpitas, California.

         Net cash provided by financing activities was € 51.8 million in 2001. During that period, we repaid € 55.4 million of long-term debt and received proceeds of € 3.0 million from new long-term loans and € 124.8 million from the sale of US$ 115.0 million of convertible subordinated notes.

         On November 15, 2001 we sold US$ 100.0 million in principal amount of 5.0% Convertible Subordinated Notes due on November 15, 2005 in a private offering. In December 2001, we sold an additional US$ 15.0 million of the notes in an over-allotment purchase, with interest payable on May 15 and November 15 of each year. The first interest payment will be made on May 15, 2002. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time before their maturity unless we have previously redeemed or repurchased them. The conversion rate is 53.0504 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately US$ 18.85 per share. The Convertible Subordinated Notes amounted to € 130.7 million at December 31, 2001. The proceeds of the offering have been used to fund our strategic investment in NuTool Inc., to repay outstanding balances under our multicurrency revolving credit facility and for general corporate purposes, including working capital and capital expenditures.

         On June 27, 2001 we entered into a € 90.0 million multicurrency revolving facilities agreement with a consortium of banks to be utilized solely for our Front-end operations in Europe and the United States. We cannot use any funds under this facility to finance Back-end operations. The loan consists of two facilities of € 45.0 million each. Advances bear interest at a per annum rate equal to LIBOR for non-Euro currency advances or EURIBOR for Euro currency advances, plus 80 to 160 basis points for the first facility of € 45.0 million and 100 to 180 basis points for the second facility of € 45.0 million, in each case depending on our solvency ratio at the time of drawing. The term of the first facility is one year and the term of the second facility is 18 months. The loan facility contains certain financial covenants with respect to solvency ratio and interest coverage ratio. The loan facility is secured by a portion of our shareholding in ASMPT which varies depending on the market price of the ASMPT common shares on the Hong Kong Stock Exchange and, depending on such price, could include all of our shareholding. On July 2, 2001 we repaid € 41.3 million in long-term debt to Canadian Imperial Bank of Commerce (“CIBC”) and € 9.0 million for short-term bridge loans from advances from this facility. On November 15, 2001 we repaid the outstanding balances under the multicurrency facility from the proceeds of the sale of US $115.0 million convertible subordinated notes. The per annum interest rates on the advances drawn in 2001 were LIBOR plus 100 basis points for the first facility and LIBOR and EURIBOR plus 120 basis points for the second facility. There were no outstanding borrowings on these facilities as at December 31, 2001. In June 2002 the term of the first facility of € 45.0 million and in December 2002 the term of the second facility of € 45.0 million will lapse. We have started negotiations for extension of the facilities and or new facilities and we expect that based on our forecasts we will be able to obtain sufficient facilities at terms acceptable to us.

         In July 2000, we completed the purchase of approximately 4.7% of the outstanding shares in ASMPT, bringing our total shareholding in this company to 54.88% at that date. The investment, including some smaller purchases of shares in April and June of 2000, amounted to € 75.5 million. The purchase was funded with cash and with the proceeds of a two-year, US$ 75 million loan facility with CIBC, of which US$ 69.0 million was taken down. The loan was secured by our shareholding in ASMPT. The excess of the purchase price over the fair market value of the underlying net assets acquired in the amount of € 65.0 million has been recorded as goodwill and is amortized over a period of ten years, on a straight line basis. The fair market value approximated the book value of the assets and liabilities of ASMPT. In the fourth quarter of 2000 we repaid US$ 23.0 million in principal amount under the CIBC loan facility and in the first six months of 2001 we repaid US$ 11.0 million and on July 2, 2001, we cancelled the loan facility and repaid the remaining outstanding balance of US$ 35.0 million of the loan from the proceeds of our multicurrency revolving credit facility.

         In April 2000, we completed a public offering of common shares, which gave us net proceeds of approximately € 119.7 million. We used € 76.8 million of these proceeds for repayment of loans. Following the repayment, the assets securing these loans have been released from their liens.

         In April 2000 we repaid a term loan of € 25.0 million to the Nationale Investeringsbank N.V. (“NIB”) from the proceeds of the share offering and during the year 2000 we repaid the remaining installments of a subordinated loan to the NIB in the amount of € 2.0 million and a € 1.4 million subordinated loan to a related party.

         In March and April 2000 we repaid the remaining US$ 35.0 million in interest bearing notes provided by Applied Materials, following the settlement of the patent dispute in 1997, from the proceeds of the exercise of 1,500,000 warrants issued to Applied Materials and from the proceeds of the share offering.

         In February 2000 a group of United States institutional investors exercised 2,037,957 warrants with an exercise price of US$ 9.81 per share under cancellation of a 6% zero-coupon debentures with a maturity value of US$ 20.0 million, issued in October 1999 and a cash contribution of € 4.9 million.

         We finance the operation of our Front-end business from operating cash flows, from borrowings and equity offerings. We support borrowings of our Front-end subsidiaries with guarantees. We have also granted security interests in our land and buildings and our shareholdings in ASMPT to secure Front-end borrowings.

ASM Pacific Technology Ltd. (“ASMPT”)

         Our Back-end operations, which are conducted through our 54.4%-owned subsidiary ASMPT, are entirely self-financed by ASMPT. However, the earnings, cash resources and borrowing capacity of ASMPT are not available to our Front-end operations due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASMPT common shares are listed.

         We rely on dividends from ASMPT for a portion of our cash flow for use in our Front-end operations. Cash dividends received from ASMPT during 1999, 2000 and 2001 were € 6.2 million, € 15.4 million and € 35.7 million, respectively. For the year 2002 we expect lower dividends.

         Although several of the directors of ASMPT are affiliates of ASM International, they are under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

         The directors of ASMPT owe their fiduciary duties to that company, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASMPT. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASMPT and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all of the affiliates of ASM International who currently serve on the board of ASMPT from voting on any such transaction. In addition, the independent directors of ASMPT and the shareholders other than ASM International and its affiliates must approve transactions involving both entities. Therefore, while our interests and the interests of ASMPT may be aligned to the extent we are both part of the same corporate group, there can be no guarantee that the directors of ASMPT will not take any actions that could be detrimental to us.

         As a shareholder of ASMPT, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASMPT under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASMPT.

         The market value of our investment in ASMPT at the end of 2001 was approximately € 464.2 million, which is higher than the market value at the end of 2000, which was approximately € 318.4 million.

Item 6.   Directors, Senior Management and Employees

A.	Directors and Senior Management

         The names of our directors and senior management and those of our significant subsidiaries and the years of their birth are as follows:

Name	Year of Birth	Position

Paul C. van den Hoek*	1939	Chairman of the Supervisory Board (Expiring 2005)

Adri Baan	1942	Supervisory Director (Expiring 2005)

Johan M.R. Danneels	1949	Supervisory Director (Expiring 2004)

Jacobus den Hoed RA*	1937	Supervisory Director (Expiring 2003)

Ferdinand C. Rauwenhoff*	1930	Supervisory Director (Expiring 2002)

Name	Year of Birth	Position

Arthur H. del Prado	1931	Chairman of Management Board, President and Chief Executive Officer

Patrick Lam See-Pong	1948	Member of the Management Board, Vice President Asian Operations and Managing Director of ASMPT

Robert L. de Bakker	1950	Member of the Management Board and Chief Financial Officer

Daniel G. Queyssac	1940	Chief Operating Officer of Front-end Operations and President of ASM America

Fukumi Tomino	1949	Vice President Japanese Operations and Managing Director of ASM Japan

Han F.M. Westendorp	1956	General Manager of ASM Europe

Hans A. Wunderl	1951	General Manager and Executive Vice President of ASM America

Ivo M. M. Raaijmakers	1957	Director of Research and Development and Chief Technology Officer of Front-end Operations

*	Member of Audit Committee

         Paul C. van den Hoek became a Supervisory Director in March 1981 and is now Chairman of the Supervisory Board. Mr. van den Hoek is a partner in the European law firm of Stibbe, which is our general legal counsel and has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies. At December 31, 2001, Mr. Van den Hoek owned 300,000 of our common shares.

         Adri Baan was elected to the Supervisory Board in May 2001. Mr. Baan, who holds a master’s degree in physics from the University of Amsterdam, served as the Chief Executive Officer of the Business Electronics Division of Philips, N. V. from 1993 until March 2001, and served as a member of Philips Group Management Committee from 1996 and Board of Management from 1998 until March 2001. Mr. Baan further serves on the board of directors of various European Companies and is a director of PSA Corporation Limited, Port Singapore Authority.

         Johan M.R. Danneels was elected to the Supervisory Board in May 2000. Mr. Danneels spent most of his career with Alcatel, most recently as Director of Industrial Coordination and Chief Executive Officer of Alcatel Microelectronics.

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

         Ferdinand C. Rauwenhoff became a Supervisory Director in October 1991 and Vice-Chairman in 1999. Mr. Rauwenhoff holds an Engineering degree in physics from Delft Technical University as well as a law degree from Leiden University. He joined N. V. Philips Gloeilampen in 1958 and served in various executive capacities worldwide. In 1984 he was appointed chairman of the senior management committee of the Netherlands Philips Companies, and retired in October 1990. Mr. Rauwenhoff further serves on the boards of directors of various European companies.

         Arthur H. del Prado, our founder, has served as a Managing Director, President and Chief Executive Officer since our formation in 1968. Mr. del Prado is also a founder of ASM Lithography N.V. through a joint venture with Philips Electronics N.V. He serves as a director of MEDEA+, and previously served for many years as a director of its predecessor, JESSI. Mr. del Prado also serves on the board of directors of various European companies and on the board of the Netherlands-Japanese Trade Federation.

         Patrick Lam See-Pong became Vice President of our Asian Operations in March 1981 and a Managing Director in June 1995. Mr. Lam has been employed in various capacities with us since 1975. He holds a B.Sc. degree in electrical engineering from the University of Manitoba in Canada and an MBA from the Chinese University of Hong Kong.

         Robert L. de Bakker joined us as Chief Financial Officer in January 2001. Prior to his joining ASM International, Mr. de Bakker was Chief Financial Officer of NKF Holding N.V., a Netherlands multinational public company, where he continued his activities after its merger at the end of 1999 with Draka Holding N.V., another Dutch multinational public company in the same sector of activity, industrial cables.

         Daniel G. Queyssac joined us as Chief Operating Officer for Front-end operations and President of ASM America in November 1996. Mr. Queyssac joined us after a career at Motorola and SGS Thomson, now STMicroelectronics. His previous positions included Vice President and Assistant General Manager of the New Venture Group of SGS Thomson Microelectronics from 1993 to 1996, and President of SGS Thomson Microelectronics in Phoenix, Arizona from 1980 to 1991.

         Fukumi Tomino became Vice President Japanese Operations and Managing Director of ASM Japan in 1994 after having held roles in sales, marketing, engineering and process development since the founding of ASM Japan in 1982. He holds a Bachelor’s Degree in electro-communication from the University of Electro-Communication (Tokyo).

         Han F. M. Westendorp joined us as General Manager of ASM Europe in July 1999. Mr. Westendorp worked in various management capacities at Tokyo Electron Massachusetts from 1991 to mid-1999, most recently as Vice President of Metal CVD and Administration General Manager. Before joining Tokyo Electron, he worked with us on the development of our ion implantation technology. Mr. Westendorp holds a Ph.D. in Physics and Mathematics from the University of Utrecht in the Netherlands.

         Hans A. Wunderl joined us in January 1991 as Director-Technical Operations of the A-600 business unit. Mr. Wunderl started his international career at Data General in the United States, France and the Netherlands and worked previously at IBM in the Netherlands. In November 1992, Mr. Wunderl became General Manager of ASM Europe located in Bilthoven, the Netherlands and in July 1999 he became General Manager and Executive Vice President of ASM America. Mr. Wunderl holds an engineering degree in electronics from the Technical University in Eindhoven.

         Ivo M .M. Raaijmakers became Director of Research and Development and Chief Technology Officer of Front-end Operations in July 1999. He served as Vice President of Development for ASM America from July 1996 to July 1999. He previously held various positions of increasing responsibility in technology development and management at Philips Research Labs, Novellus and Applied Materials since 1982, most recently with Applied Materials from 1993 to 1996. Mr. Raaijmakers holds a Ph.D and Master’s Degree in Physics from Eindhoven University of Technology in the Netherlands.

         Under Netherlands law, supervisory directors have the duty to supervise and advise the managing directors. The supervisory directors are appointed by our shareholders generally for terms of four years. The supervisory directors can be re-elected twice, but are subject to mandatory retirement under Netherlands law at the age of 72.

         The managing directors are entrusted with our management under the supervision of the supervisory board and have the general authority to enter into binding agreements with third parties. Managing directors are nominated by the supervisory directors and elected by the common shareholders at the general meeting of shareholders. The shareholders may reject a binding nomination at the general meeting of shareholders by a supermajority vote of two-thirds of the total issued and outstanding shares eligible to vote. The shareholders may at any time suspend and dismiss managing directors by a super majority vote of two-thirds of the total issued and outstanding shares eligible to vote. A managing director can be suspended at any time by the supervisory board. There is no statutory term of office for managing directors. Compensation of managing directors is determined by the supervisory board. Currently, our managing directors are Arthur H. del Prado, Patrick Lam See-Pong and Robert L. de Bakker.

         Our other officers serve at the discretion and under the direction of the managing directors.

B.	Compensation

         The following table sets forth as to all executive officers and directors as a group information concerning all remuneration from us (including our subsidiaries) for services in all capacities during the fiscal year ended December 31, 2001:

	Cash and Cash-Equivalent Forms of Remuneration

	Salaries, Bonuses, and	Insurance Benefits or Reimbursement,
	Directors' Fees	Personal Benefits (1)

All directors and officers as a group (13 persons)	€ 3,361,000	€424,000

(1)	Includes payments for personal pension plans.

         We generally contribute to investment funds managed by outside fund managers on behalf of all of our employees. None of the funds so contributed are separately earmarked for directors or senior management.

         We have granted stock options to certain key employees. For information regarding such options see Note K to the Consolidated Financial Statements. Options to purchase 967,500 common shares are held by our executive officers and directors at December 31, 2001. As of February 11, 2002, options to acquire 967,500 common shares were held by executive officers and directors at exercise prices ranging from $0.25 to $19.32, with expiration dates from December 31, 2002 to December 20, 2010.

         We have not entered into any service contracts providing for benefits upon termination of employment with our directors.

         We have an audit committee composed of Messrs. Van den Hoek, den Hoed and Rauwenhoff.

         The audit committee meets periodically to recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence.

C.	Board Practices

         The supervisory directors are elected by the shareholders of common stock at the annual general meeting of the shareholders and serve for a term of four years. The supervisory directors may be re-elected twice, but by Netherlands law the supervisory director must resign at the end of the term in which he or she attains the age of 72.

         A managing director is nominated by the supervisory directors and elected by the shareholders of common stock at the general meeting of shareholders. The shareholders may reject a binding nomination at the general meeting of the shareholders by a supermajority vote of two-thirds of the total issued and outstanding shares eligible to vote. The shareholders may at any time suspend and dismiss managing directors by a super majority vote of two-thirds of the total issued and outstanding shares eligible to vote. A managing director can be suspended at any time by the supervisory board. There is no statutory term of office for managing directors.

D.	Employees

         As of December 31, 2001, we had 5,955 employees, including 737 employees primarily involved in research and development activities, 391 in marketing and sales, 446 in customer service, 298 in finance and administration, and 4,083 in manufacturing.

         The following table lists the total number of our employees and the number of our employees in our Front-end and Back-end business at the dates indicated.

YEAR	FRONT-END	BACK-END	TOTAL

December 31, 1999	798	4,628	5,426

December 31, 2000	1,064	6,027	7,091

December 31, 2001	1,125	4,830	5,955

         Our Netherlands operation, which employs approximately 378 persons, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

         Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. Because of the current market conditions in the semiconductor industry, we have enacted a worldwide hiring freeze and reduced our work force. We believe that our employee relations are good.

E.	Share Ownership.

         The following table presents information regarding the share ownership and option ownership of our share capital stock as of February 11, 2002 by our directors and senior management:

Percentage of
Name	Shares Owned	Options for Shares	Outstanding

Paul C. van den Hoek	*	—	*

Adri Baan	—	—	—

Johan M.R. Danneels	—	—	—

Jacobus den Hoed RA	—	—	—

Ferdinand C. Rauwenhoff	—	—	—

Arthur H. del Prado(1)	11,454,292	275,000	23.34%

Patrick Lam See-Pong	507,300	192,000	1.03%

Robert L. de Bakker	*	*	*

Daniel G. Queyssac	*	*	*

Fukumi Tomino	—	*	*

Han F.M. Westendorp	—	*	*

Percentage of
Name	Shares Owned	Options for Shares	Outstanding

Hans A. Wunderl	*	*	*

Ivo M.M. Raaijmakers	*	*	*

*	Less than 1%.

(1)	Includes the 7,692,039 common shares shown in the table above that are owned by Stichting Administratiekantoor ASMI, a trust controlled by our President, Arthur H. del Prado, and 3,762,253 common shares owned by Mr. Del Prado or members of his immediate family.

Item 7.  Major Shareholders and Related Party Transactions.

A.	Major Shareholders

         The following table sets forth information with respect to the ownership of our common shares as of February 11, 2002 certain information with respect to the ownership of our outstanding common shares by each beneficial owner of more than 5% of our common shares and by all of our officers and directors as a group:

	Number of Shares	Percent

Stichting Administratiekantoor ASMI Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands(1)	7,692,039	15.7%

Capital Guardian Group International, Inc.(3)	4,800,900	9.8%

All officers and directors as a group (13 persons)(2)	12,327,603	25.1%

(1)	Trust controlled by our President, Arthur H. del Prado.

(2)	Includes the 7,692,039 common shares shown in the table above that are owned by Stichting Administratiekantoor ASMI, a trust controlled by our President, Arthur H. del Prado, and 3,762,253 common shares owned by Mr. Del Prado or members of his immediate family.

(3)	Derived from the February 14, 2002 Amendment No. 1 to the Form 13G of Capital Guardian Group International, Inc. which is the parent holding company of a group of investment management companies that holds investment power and, in some cases, voting power over 4,800,900 shares of our common shares. The investment management companies provide investment advisory and management services to their respective clients which include registered investment companies and institutional accounts. One of the investment management companies, Capital Guardian Trust Company is deemed to be the beneficial owner of 4,708,000 shares of our common shares as a result of its serving as investment manager of various institutional accounts.

         On May 28, 1997, we entered into an agreement with Stichting Continuïteit ASM International, or Stichting, pursuant to which Stichting was granted an option to acquire up to that number of our preferred shares that has a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise. Stichting is a non-membership organization organized under Netherlands law. The objective of Stichting is to own and vote our preferred shares in order to maintain our continuity in case of a takeover attempt. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. The Euronext Amsterdam Market in Amsterdam requires that a majority of the board members of Stichting be unrelated to us. As of December 31, 2001, the members of the board of Stichting are:

Arthur H. del Prado	President and Chief Executive Officer, ASM International

Paul C. van den Hoek	Chairman of the Supervisory Board, ASM International

Michiel J.C. van Galen	Former Managing Director, Breevast N.V.

Rinze Veenenga Kingma	President Archeus Consulting B.V.

Laurus Traas	Emeritus Professor, Vrije Universiteit Amsterdam

         ASM is unaware of any arrangement which it anticipates will result in a change in its control.

         Of our 49,083,040 outstanding Common Shares at February 11, 2002, 9,042,039 are registered with us in the Netherlands, 14,091,681 shares are registered with a transfer agent in the Netherlands, ABN AMROBANK N. V., and 25,949,320 are registered with a transfer agent in the United States, Citibank, N. A., New York. Our common shares registered with Citibank, N.A., New York are quoted on the

Nasdaq National Market under the symbol “ASMI.” As of February 11, 2002 there were approximately 207 record holders in the United States. The common shares registered with ABN AMRO Bank, Breda, the Netherlands, are in bearer form and are traded on the Euronext Amsterdam Market in Amsterdam under the symbol “ASM.”

B.	Related Party Transactions

         In December 1999, we acquired 24.0% of the outstanding equity of NanoPhotonics AG, a German supplier of precision metrology equipment, for € 0.4 million, and our Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics AG. We have a five-year option to purchase the 44.5% interest from our Chief Executive Officer at the same price he paid for his interest in the initial transaction. At December 31, 2000 and December 31, 2001, we provided NanoPhotonics with additional financing of € 0.4 million and € 1.2 million, respectively. In 2000 and 2001, we purchased equipment and materials from NanoPhotonics in the amount of € 0.2 million and € 0.7 million, respectively.

         In December 1997, we loaned our Chief Operating Officer Front-end operations € 0.2 million at an average interest rate for 2001 of 4.2%. This interest-bearing loan is outstanding at December 31, 2001 and is repayable upon the exercise of stock options.

         In March 2000, we made an interest-bearing loan of € 2.2 million to our Chief Executive Officer in connection with the exercise of stock options at an average interest rate for 2001 of 5.4%. The loan is outstanding at December 31, 2001 and is secured by the shares received in the stock option exercise. We have custody of the shares until the loan is repaid.

         The Chairman of the Supervisory Board, Mr. van den Hoek, is a partner in the European law firm of Stibbe. Another partner at Stibbe serves as our general legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies.

         In October 2001, we have entered into a strategic alliance with and made a 15.4% equity investment of € 20.3 million in NuTool, Inc., a privately held semiconductor technology company located in Milpitas, California. The purchase price of the investment was determined amongst others by reference to prices paid by other recent strategic investors. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The strategic alliance with NuTool provides us with more competitive solutions to address the industry’s transition to copper metalization. We have a seat in the Board of NuTool, Inc. No other transactions occurred in 2001.

Item 8.   Financial Information

Financial Highlights and Selected Comparative Financial Data

	In Euros and US Dollars (1)

	Year ended December 31,

(millions, except per share data and full-time equivalents)	1997	1998	1999	2000	2001	2001

	€	€	€	€	€	US$

Operations:

Net sales:	321.6	288.1	414.5	935.2	561.1	499.4

Front-End	152.6	132.9	181.7	379.3	336.6	299.6

Back-End	169.0	155.2	232.8	555.9	224.5	199.8

Earnings (loss) from operations, before unusual items:	25.7	12.5	39.4	191.8	24.3	21.6

Front-End	—	(1.6)	(0.8)	34.5	(3.7)	(3.3)

Back-End	25.7	14.1	40.2	157.3	28.0	24.9

Unusual items (2)	(79.7)	—	—	—	—	—

Earnings (loss) from operations	(54.0)	12.5	39.4	191.8	24.3	21.6

Net earnings (loss) before cumulative effect of change in accounting principle	(70.5)	0.2	11.1	98.1	6.1	5.4

Cumulative effect of change in accounting principle, net of tax (3)	—	—	—	(3.8)	—	—

Net earnings (loss)	(70.5)	0.2	11.1	94.3	6.1	5.4

Balance sheet:

Net working capital (4)	98.7	99.9	110.2	190.9	198.4	176.6

Total assets	328.6	282.9	425.0	777.9	757.1	673.8

Net debt (5)	140.0	137.0	105.7	(30.5)	53.3	47.4

Backlog:	110.5	52.8	183.7	345.6	132.6	118.0

Front-End	54.5	27.0	72.5	211.6	107.2	95.4

Back-End	56.0	25.8	111.2	134.0	25.4	22.6

Number of staff Full-time equivalents:	4,514	4,436	5,426	7,091	5,955	5,955

Front-End	860	756	798	1,064	1,125	1,125

Back-End	3,654	3,680	4,628	6,027	4,830	4,830

Per share data:

Net earnings (loss) per share from operations:

Basic	(1.62)	0.37	1.06	4.10	0.50	0.44

Diluted	(1.62)	0.36	0.98	3.95	0.49	0.43

Net earnings (loss) per share before cumulative effect of change in accounting principle (3):

Basic	(2.12)	0.01	0.30	2.09	0.12	0.11

Diluted	(2.12)	0.01	0.29	2.02	0.12	0.11

Net earnings (loss) per share after cumulative effect of change in accounting principle(3):

Basic	(2.12)	0.01	0.30	2.01	0.12	0.11

Diluted	(2.12)	0.01	0.29	1.94	0.12	0.11

Weighted average number of shares used in computing per share amounts (in thousands):

Basic	33,232	33,794	37,301	46,810	48,944	48,944

Diluted	33,232	34,743	40,664	48,703	49,958	49,958

Proforma amounts assuming the new accounting principle is applied retroactively (3)

Net earnings (loss)	(70.7)	0.6	8.9	98.1	6.1	5.4

Net earnings (loss) per share:

Basic	(2.13)	0.02	0.24	2.09	0.12	0.11

Diluted	(2.13)	0.02	0.23	2.02	0.12	0.11

(1)	For the convenience of the reader, Financial Highlights and Selected Comparative Financial Data for 2001 have been converted into US Dollars at the exchange rate of 0.8901 United States Dollar per Euro, which was the noon buying rate in New York City for cable transfers payable in Euros at December 31, 2001. Balances prior to January 1, 1999 were restated from Netherlands guilders into Euros using the fixed exchange rate as of January 1, 1999 (€ 1.00 = NLG 2.20371). The comparative balances reported in Euros depict the same trends as would have been presented if the Company had continued to present balances in Netherlands guilders. Balances prior to January 1, 1999 are not comparable to the balances of other companies that report in Euros having restated amounts from a different currency than Netherlands guilders.

(2)	Unusual items in 1997 reflect litigation settlement.

(3)	The cumulative effect of change in accounting principle relates to the effect on prior years of the impact of the adoption of Staff Accounting Bulletin 101.This Bulletin, effective as of January 1, 2000, sets forth guidelines on the timing of revenue recognition of sales. See note A to the Notes to Consolidated Financial Statements.

(4)	Accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue.

(5)	Net debt includes long-term debt, convertible subordinated debt and notes payable to banks, less cash and cash equivalents.

SCHEDULE I
CONDENSED FINANCIAL STATEMENTS
ASM INTERNATIONAL N.V., HOLDING COMPANY

(Thousands of Euro)
Condensed Balance Sheets of ASM International N.V.

	December 31,

	1999	2000	2001

Assets:

Total current assets	21,865	98,173	186,974

Investments	90,707	264,970	261,303

Total noncurrent assets	42,800	13,114	29,413

	155,372	376,257	477,690

Liabilities & Shareholders’ Equity Total current liabilities	87,947	46,467	24,675

Total noncurrent liabilities	1,873	21,468	132,105

Total liabilities	89,820	67,935	156,780

Shareholders’ equity	65,552	308,322	320,910

	155,372	376,257	477,690

Condensed Statements of Earnings ASM International N.V.

	Year ended December 31,

	1999	2000	2001

Earnings subsidiaries	18,786	97,460	5,923

Losses ASM International	(7,687)	(3,188)	175

Net earnings	11,099	94,272	6,098

Condensed Cash Flow Statements ASM International N.V.

	Year ended December 31,

	1999	2000	2001

Net cash provided by (used in) operating, financing or investing activities	1,565	43,654	47,593

Cash and cash equivalents at the beginning of the year	643	2,208	45,862

Cash and cash equivalents at the end of the year	2,208	45,862	93,455

Notes to Condensed Financial Statements of ASM International N.V.:

         Restrictions which limit the availability of retained earnings, net income for dividend purposes and other funds transfers from subsidiaries to ASM International N.V.:

ASMPT

         Subject to the availability of adequate funds, all the retained earnings of ASMPT group can be distributed to its shareholders, including ASMI, on a basis proportional to shareholdings of each shareholder. Such retained earnings at December 31, 2001 according to Hong Kong GAAP amounts to approximately HK$644.6 million. Other than the above, ASMPT group is prohibited from making loans or advances, other than trade receivables in the normal course of business, to ASMI under the Hong Kong Listing Rules.

SCHEDULE II
VALUATION RESERVES

(Thousands of Euro)

	Balance at	Charged or released
Class of valuation	beginning of	to cost and		Currency translation	Balance at the end
reserve	period	expenses	Deductions	effect	of period

Allowance for doubtful accounts

Year ended 12/31/01	8,734	(2,055)	(45)	318	6,952

Year ended 12/31/00	1,432	7,868	(428)	(138)	8,734

Year ended 12/31/99	1,839	14	(569)	148	1,432

Provision for inventory

Year ended 12/31/01	20,275	4,416	(4,337)	658	21,012

Year ended 12/31/00	13,079	10,295	(3,814)	715	20,275

Year ended 12/31/99	10,131	2,029	(362)	1,281	13,079

Item 9.  The Offer and Listing.

A.	Offer and Listing Details

         The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the Nasdaq National Market and the high and low closing price as reported on Euronext Amsterdam Market:

Price Range of Common Shares

	Nasdaq Closing Prices		Euronext Closing Prices

	High	Low	High		Low

Annual Information

1997	$20.13	$8.44	Nlg	40.80	Nlg	16.30

1998	12.88	2.50	Nlg	26.90	Nlg	4.90

1999	23.94	3.63		€23.00		€3.55

2000	35.63	9.31		€38.00		€10.75

2001	26.84	10.40		€31.45		€10.10

Quarterly Information

2000:

First Quarter	$35.63	$20.69		€36.40		€19.50

Second Quarter	34.88	23.00		38.00		26.40

Third Quarter	29.75	17.50		31.45		20.15

Fourth Quarter	17.75	9.31		20.65		10.75

2001:

First Quarter	$19.88	$9.63		€20.70		€10.10

Second Quarter	26.84	15.31		31.45		17.35

Third Quarter	23.76	10.40		26.80		10.90

Fourth Quarter	19.51	14.81		21.75		11.05

Monthly Information

August 2001	$23.76	$20.46		€26.80		€22.40

September 2001	20.13	10.40		23.30		10.90

October 2001	16.52	10.55		18.20		11.05

November 2001	17.35	14.35		20.39		16.25

December 2001	19.51	14.82		21.75		16.75

January 2002	22.34	17.95		25.00		20.95

B.	Plan of Distribution

         Not Applicable

C.	Markets

         Our common shares are quoted on The Nasdaq National Market under the symbol “ASMI” and listed on the Euronext Amsterdam stock exchange under the symbol “ASM.”

D.	Selling Shareholders

Not Applicable

E.	Dilution

Not Applicable

F.	Expenses of the Issue

Not Applicable

Item 10.  Additional Information.

A.	Share Capital

Not Applicable

B.	Memorandum of Articles of Association

         Incorporated by reference to our Registration Statement on Form F-3 filed with the United States Securities and Exchange Commission on December 15, 1997 and filed as Exhibit 3.1 to our Form 6-K on November 6, 2001.

C.	Material Contracts

         For a description of the material contracts we entered into in the last two fiscal years, please see “Item 4. Information on the Company.”

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

Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on US Shareholders

         The statements below briefly summarize the current Dutch tax laws, based on the law as in force at January 1, 2002. The description is limited to the tax implications for shareholders who neither are nor are deemed to be a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to holders of special classes of shares and should not be interpreted as extending by implication to matters not specifically referred to in this document. As to individual tax consequences, shareholders are advised to consult their own tax advisors.

Withholding Tax

         Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of ordinary shares or consideration for the repurchase of ordinary shares by us, or one of our subsidiaries, to the extent that such consideration exceeds the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•	the par value of ordinary shares issued to a holder of ordinary shares or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and insofar as there are net profits (zuivere winst), unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to the articles of association.

         If a holder of ordinary shares resides in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax. The Netherlands has concluded such a convention with the United States, among other countries.

         Under the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “US Tax Treaty”) currently in effect, dividends we pay to a holder of our common shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes but who is a resident of the United States as defined in the US Tax Treaty are generally eligible for a reduction of the 25% Dutch withholding tax to 15% or, in the case of certain US corporate shareholders owning at least 10% of ASMI voting power, to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The US Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file an application for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may not claim the benefits of the US Tax Treaty unless:

•	the holder is a resident of the United States as defined therein; and

•	the holder’s entitlement to such benefits is not limited by the provisions of Article 26 (“limitation on benefits”) of the US Tax Treaty.

         Under current Dutch law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the Dutch Tax Authorities. That amount generally may not exceed 3% of the total dividend distributed by us. If we withhold an amount from dividends paid to Dutch resident individuals or Dutch resident entities, the amount cannot be credited against their income tax or corporate income tax liability. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you.

         On August 30, 2001, a bill was submitted to the Dutch Parliament containing measures against what are known as “dividend-stripping” transactions. According to this bill, as of April 27, 2001, a refund, reduction, exemption or credit of Dutch dividend withholding tax on the basis of Dutch tax law or on the basis of a tax treaty between the Netherlands and another state, will be granted only if the dividends are paid to the beneficial owner of the dividends. The term “beneficial owner” has not been defined. However, the bill does include a non-exhaustive description of various situations in which the recipient of the dividend distribution is not deemed to be the beneficial owner. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids Dutch dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions.

Income Tax and Corporate Income Tax on Dividends

         A nonresident individual or corporate shareholder will not be subject to Dutch income tax with respect to dividends distributed by us on or with respect to capital gains derived from the sale, disposal or deemed disposal of our common shares, provided that:

•	such holder is neither resident nor deemed to be resident in the Netherlands nor has made an election for the application of the rules of the Dutch 2001 Income Tax Act as they apply to residents of the Netherlands; and

•	such holder does not have, and is not deemed to have, an enterprise or an interest in an enterprise which is, in whole or in part, carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the shares are attributable, nor does such holder carry out any other activities in the Netherlands that exceed regular asset management;

•	such holder does not have a profit share in, or any other entitlement to the assets or income of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the shares are attributable;

•	such holder does not carry out and has not carried out employment activities with which the holding of the shares is connected directly or indirectly; and

•	such holder, individuals relating to such holder and some of their relations by blood or marriage in the direct line (including foster children) do not have a substantial interest or deemed substantial interest in an entity resident or deemed resident in the Netherlands, or, if such holder has a substantial interest or a deemed substantial interest, it forms part of the assets of an enterprise.

Generally, a nonresident holder will have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, alone or together, directly or indirectly:

•	hold shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares);

•	hold or have rights to acquire shares (including the right to convert notes or stock options into shares), whether or not already issued, that at any time (and from time to time) represent 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares); or

•	hold or own certain profit-participating rights that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds.

The same criteria apply to a nonresident entity, save for the extension to partners, certain other relatives, and certain persons sharing the holder’s household.

Gift and Inheritance Tax

         In principle, liability for Dutch gift tax or inheritance tax arises in respect of any gifts of common shares by or inheritance of common shares from any person who resides in the Netherlands at the time of the gift or death.

         A gift or inheritance of common shares from a nonresident shareholder will not be subject to Dutch gift and inheritance tax, provided that:

•	the nonresident shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the common shares are attributable;

•	the nonresident shareholder is not entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities or through an employment contract, the common shares being attributable to that enterprise; and

•	the nonresident shareholder makes a gift of shares and dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands at the time of his death.

         For the purposes of Dutch gift and inheritance tax, a Dutch national is deemed to be a resident of the Netherlands if he resided in that country at any time during a period of ten years preceding the date of the gift or death, as the case may be. In addition, for the purposes of Dutch gift tax, a person not possessing Dutch nationality is also deemed to be a Dutch resident, irrespective of his nationality, if he was a Dutch resident at any time during a period of twelve months preceding the time at which the gift was made.

Summary of US Federal Tax Provisions Applicable to United States Security Holders

         The following is a general description of the material United States (“U.S.”) federal income tax consequences of the ownership and disposition of the common shares. This summary only applies to “U.S. Holders” (as defined below) that hold their shares as capital assets. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to holders of shares in view of their particular circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code), and does not deal with holders subject to special rules, such as, but not limited to dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, certain financial institutions, tax exempt organizations, insurance companies, persons that actually or constructively own 10% or more of our voting stock, persons holding common shares as part of a straddle, hedging, conversion or constructive sale transaction or holders of common shares whose “functional currency” is not the U.S. dollar.

         This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding shares. Prospective holders of shares should consult their own tax advisors as to the application of the U.S. federal income tax laws to their particular situation as well as any tax consequences that may arise under the U.S. federal estate or gift tax and any state, local and foreign tax laws from the ownership and disposition of the shares.

         The following discussion is a summary of the tax rules applicable to U.S. Holders of shares and does not consider any U.S. federal income tax consequences to non-U.S. Holders. As used herein, “U.S. Holder” means a beneficial owner of shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust in existence on August 20, 1996 that was treated as U.S. persons under the law in effect immediately prior to that date and that made a valid election to be treated as a U.S. person, or (v) any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of the common shares. A “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder as so defined herein.

Taxation of Dispositions

         A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of the shares in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares. For these purposes, a U.S. Holder’s adjusted tax basis in the shares generally will equal the U.S. dollar cost of such shares to such U.S. Holder. Subject to the passive foreign investment company rules described below, gain or loss realized by a U.S. Holder on such sale or other disposition generally will be treated as capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. Any such gain will generally be treated as U.S. source income for U.S. foreign tax credit purposes. Net long-term capital gain recognized by a U.S. Holder who is an individual generally is subject to reduced rates of taxation. The deduction of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors in this regard.

         If we repurchase shares, the repurchase generally will be treated as a sale or exchange of the shares subject to the rules discussed above. However, under certain circumstances as provided in Section 302 of the Internal Revenue Code, the repurchase may be treated fully or partially as a dividend taxable as described below under “Taxation of Dividends.” U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of a repurchase of their shares.

Taxation of Dividends

         Subject to the passive foreign investment company rules described below, the gross amount of any distribution paid (including amounts withheld to pay Netherlands taxes) with respect to the shares, other than certain pro rata distributions of our shares, will be included in the gross income of a U.S. Holder as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. If a U.S. Holder receives a dividend in Netherlands guilders or in Euros, the amount of the dividend for U.S. federal income tax purposes will be the U.S. dollar value of the dividend, determined at the spot rate in effect on the date of such payment, regardless of whether the payment is later converted into U.S. dollars. In the case of such later conversion, the U.S. Holder may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted to U.S. dollars. Distributions treated as dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares (thereby increasing the amount of gain and decreasing the amount of loss to be recognized on the subsequent disposition of the shares), and to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in the shares such excess will be taxed as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and therefore all amounts distributed to U.S. Holders will be treated as dividends.

         Subject to certain conditions and limitations set forth in Sections 901 and 904 of the Internal Revenue Code, including certain holding period requirements, foreign tax withheld or paid with respect to dividends on common shares generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. Under current Dutch law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands. This amount generally may not exceed 3% of the total dividend distributed by us. If we withhold an amount from dividends paid to a U.S. Holder that we then are not required to remit to any taxing authority in the Netherlands, the amount will not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide U.S. Holders with information concerning the extent to which we have applied the reduction described above to dividends paid to U.S. Holders.

         The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will be “passive income,” or, in the case of certain U.S. Holders, “financial services income.” To the extent such dividends on common shares are treated as capital gains, such gain would be U.S. source. Accordingly, a U.S. Holder would not be able to use the foreign tax credit arising from any Netherlands withholding taxes imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

         The rules relating to the determination of the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign, including Netherlands, taxes withheld.

Anti-Deferral Tax Rules

         The Internal Revenue Code contains various provisions that impose current U.S. federal income tax on certain foreign corporations or their U.S. shareholders if such corporations derive certain types of passive income and fail to make adequate distribution of profits to their U.S. shareholders. These provisions include the passive foreign investment company, foreign investment company, foreign personal holding company, personal holding company and controlled foreign corporation rules. While we do not believe that any of these rules will likely apply to us, we are not certain that we can avoid these tax rules because we cannot predict with any degree of certainty the amount and character of our future income or the amount of our shares any particular U.S. Holder will own. Accordingly, we will only briefly summarize those provisions and then only the rules that we believe would have the greatest likelihood of applying to us in the future.

Passive Foreign Investment Company

         The passive foreign investment company (“PFIC”) provisions of the Internal Revenue Code can have significant tax effects on U.S. Holders. In general, a foreign corporation will be a PFIC in a particular tax year and for all succeeding tax years if:

•	75% or more of its gross income (including the foreign corporation’s pro rata share of the gross income of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) in a taxable year is passive income; or

•	at least 50% of the average value of the corporation’s assets in a taxable year (average determined as of the end of each quarter of the corporation’s taxable year and ordinarily determined based on fair market value, including the pro rata share of the assets of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) produce, or are held for the production of, passive income.

         If we were a PFIC for a taxable year during which a U.S. Holder owned our shares, and the U.S. Holder did not make an election either to treat us as a qualified electing fund (within the meaning of the Internal Revenue Code) for the first taxable year in the U.S. Holder’s holding period that we were a PFIC or to mark our shares to market, then:

•	Excess distributions paid to a U.S. Holder will be taxed in a special way. Excess distributions are amounts received by a U.S. Holder with respect to our shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder from us in the three previous years before the current taxable year (or, if shorter, the U.S. Holder’s holding period for the shares). The portion of an actual distribution that is not an excess distribution is not taxed under the excess distribution rules, but rather is taxed as described above under “Taxation of Dividends.” Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares. A U.S. Holder must report amounts allocated to the current taxable year (and to prior taxable years during which we were not a PFIC) as ordinary income for the current taxable year. Amounts allocated to each prior taxable year for which we were a PFIC are subject to the highest rate of tax for the year to which allocated, and each of the resulting amounts of tax incurs an interest charge as if it were an underpayment of taxes for the year in question. Amounts allocated to prior years during which we were a PFIC are never included in a U.S. Holder’s taxable income. Rather, the tax and interest determined under the rules (the “Deferred Tax Amount”) described herein is added to the U.S. Holder’s tax liability and is an actual tax liability, regardless the U.S. Holder’s other income or losses. Thus, even if the U.S. Holder otherwise is not liable for tax (i.e., because of a net operating loss), the U.S. Holder will still have to pay the Deferred Tax Amount.

•	the entire amount of gain that is recognized by a U.S. Holder upon a sale or other disposition of shares will also be considered an excess distribution and will be subject to tax as described above.

         If a U.S. Holder makes a qualified electing fund (“QEF”) election for all taxable years during which the U.S. Holder owned our shares and we were a PFIC, the PFIC rules described above will not apply to that U.S. Holder. Instead, the electing U.S. Holder is required for each taxable year to include in income a pro rata share of the ordinary earnings of the PFIC as ordinary income and a pro rata share of the net capital gain of the PFIC as long-term capital gain. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. The QEF election, however, may only be made if the PFIC agrees to make available the information necessary to determine inclusions under the QEF rules and to assure compliance. If we are or become a PFIC, we may be unable or unwilling to satisfy the record keeping requirements that would enable a U.S. Holder to make a QEF election. A U.S. Holder that has made a QEF election is permitted, by election, to defer actual payment of the tax liability arising from a QEF inclusion. Generally, payment is deferred until the PFIC makes actual distributions of amounts previously included in the U.S. Holder’s income pursuant to the QEF election. A U.S. Holder that elects to defer tax on the QEF inclusion amount must pay interest on the deferred tax liability until the liability is actually paid at the normal rate for underpayments of tax. The deferral election is made on a year-by-year basis with respect to each year’s QEF inclusion.

         In lieu of making a qualified electing fund election, a U.S. Holder of publicly traded PFIC shares could elect to mark the shares to market annually, in which case if the fair market value of the U.S. Holder’s PFIC shares exceeds the U.S. Holder’s adjusted tax basis in those shares as of the close of the U.S. Holder’s taxable year, the U.S. Holder will recognize the amount of the excess as ordinary income. Likewise, if the fair market value of the U.S. Holder’s PFIC shares is less than the U.S. Holder’s adjusted tax basis in those shares as of the close of the U.S. Holder’s taxable year, the U.S. Holder may recognize the difference as ordinary loss. Losses may be deducted only to the extent of net gain previously included in taxable income by the U.S. Holder under the election for prior taxable years. Provided that if the U.S. Holder has elected to mark our shares to market for all taxable years during which (i) the U.S. Holder owned our shares and (ii) we were a PFIC, the PFIC rules generally will not apply to such U.S. Holder.

         If U.S. Holders own shares during any year in which we are a PFIC, the U.S Holders must file Internal Revenue Service Form 8621.

         We believe that we are not a PFIC, and we do not expect to become a PFIC. However, we cannot assure you that we will not qualify as a PFIC in the future.

Foreign Personal Holding Company Rules

         Special U.S. tax rules apply to a shareholder of a foreign personal holding company (“FPHC”). A foreign corporation will be classified as a FPHC for U.S. federal income tax purposes if the following two tests are satisfied:

•	five or fewer individuals who are U.S. citizens or residents (a “U.S. Group”) actually or constructively own, under attribution rules, more than 50% of all classes of the corporation’s shares measured by voting power or value at any time during the corporation’s taxable year; and

•	the corporation receives at least 60% (50% if the corporation has qualified as a foreign personal holding corporation in a prior taxable year) of its gross income regardless of source (foreign or domestic), as specifically adjusted, from passive sources (e.g., dividends, interest, gains from the sale or exchange of shares or securities, rents and royalties).

         If we are a FPHC, each U.S. Holder that owned our shares on the last day of the our taxable year or if earlier, the last day of our taxable year on which a U.S. Group currently exists with respect to us, must include in gross income as dividends such U.S. Holder’s pro rata share the amount the U.S. Holder would have received if we had distributed a dividend equal to our undistributed foreign personal holding company income, as defined for U.S. federal income tax purposes. The imputed income is taxable as a dividend even if no cash dividend is actually paid.

         We believe that we are not a FPHC, and we do not expect to become a FPHC. However, we can not assure you that we will not qualify as a FPHC in the future.

Personal Holding Company Rules

         A foreign corporation may be classified as a personal holding company for U.S. federal income tax purposes if the following two tests are satisfied:

•	If at any time during the last half of the corporation’s taxable year, five or fewer individuals (without regard to their citizenship or residency) actually or constructively own, under attribution rules, more than 50% of the shares of the corporation by value; and

•	60% or more of the foreign corporation’s gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from passive sources (e.g., dividends, interest, gains from the sale or exchange of shares or securities, rents and royalties).

         For tax year 2002, a personal holding company generally is taxed currently at a rate of 38.6% on its undistributed personal holding company income, which is calculated based generally on the corporation’s taxable income after deducting dividends paid and making certain other adjustments. The PHC tax on a foreign corporation is limited to the corporation’s U.S. source income. Even if we were to become a PHC, we do not expect to have material undistributed PHC income. However, we cannot assure you that we will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in our shareholder base and income or other circumstances that could change the application of the PHC rules to us. In addition, if we become a PHC we cannot assure you that the amount of our PHC income will be immaterial.

Controlled Foreign Corporation Rules

         If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Internal Revenue Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our “Subpart F Income,” as defined in the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of shares by a U.S. Holder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged and accumulated during the periods that we were a CFC. We believe that we are not a CFC and we will not become a CFC, however, we can not assure you that we will not become a CFC in the future.

United States Backup Withholding Tax and Information Reporting

         Under certain circumstances, a U.S. Holder may be subject to information reporting and backup withholding with respect to certain payments made in respect of the shares and the proceeds received on the disposition of the shares paid within the U.S. (and in certain cases, outside the U.S.). Such amounts may be subject to a 30% U.S. backup withholding tax unless the U.S. Holder otherwise establishes an exemption. For example, backup withholding will not apply to a U.S. Holder who (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or (2) furnishes a correct taxpayer identification number and makes certain other required certifications as provided by the backup withholding rules.

         The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle a U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

* * *

         The discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in U.S. federal and other tax laws.

F.	Dividends and Paying Agents

Not Applicable

G.	Statement by Experts

Not Applicable

H.	Documents on Display

         Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings.

         We file annual and special reports and other information with the SEC. You may read and copy all or any portion of the registration statement and any other document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Commencing with filings made this year, such material may also be obtained at the Internet site the SEC maintains at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

I.	Subsidiary Information

Not Applicable

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Market Risk Disclosure

         We are exposed to market risk from changes in interest rates and foreign currency exchange rates, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the Euro. We report our operating results and financial position in Euros, while foreign affiliates report their operating results and financial position in their respective functional currencies. To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in shareholders’ equity and for the year ended December 31, 2001, we realized a favorable adjustment of € 5.1 million.

         Foreign exchange risk management.

         Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other then the functional currency of ASM International or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency assets and liabilities.

         We adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138, in the first quarter of 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, must be recognized currently in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other current assets or accrued expenses. The transition adjustment upon adoption of SFAS 133 was not material.

         The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment from a customer or to a supplier. In accordance with SFAS 133, hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in shareholders’ equity, and is reclassified into earnings when the hedged transaction affects earnings. An amount of approximately € 0.5 million included in other comprehensive income at December 31, 2001 will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under net interest and other financial income (expenses) on the Statement of Operations.

         Furthermore, we continue to hedge certain foreign currency receivables and payables with forward exchange contracts, currency swaps and debt borrowings in other currencies than our functional currency or the functional currency of our subsidiary conducting the business to reduce the risk that earnings and cash flow will be adversely affected by changes in foreign currency exchange rates. These hedges are designated as fair value hedges, and the changes in the fair value of the hedges are recorded immediately in earnings under net interest and other financial income (expenses) on the Statement of Operations to offset the changes in the fair value of the assets or liabilities being hedged. The operations of our subsidiaries are generally financed with debt issued in the currency of the country in which each subsidiary is located in an effort to limit our foreign currency exposure.

         The change in accounting from the adoption of SFAS 133 did not materially affect net earnings in 2001. Gains or losses recognized resulting from the ineffectiveness of cash flow and fair value hedges or resulting from the cancellation of the underlying transaction being hedged were not material for the year ended December 31, 2001.

         As of December 31, 2001, we have entered into forward exchange contracts with terms less than twelve months to sell in total US$ 36.2 million and to receive € 40.5 million and to buy in total US$ 12.1 million for payment of € 13.3 million. At December 31, 2001, the fair market value of these forward exchange contracts were to receive € 41.2 million and to pay € 13.8 million, respectively. The fair market values of these contracts are based on external quotes from banks for similar contracts.

         The following analysis sets out the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the Euro from their levels as of December 31, 2001 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are dominated, primarily the US dollar, against the Euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are dominated, primarily the US Dollar, against the Euro. The selection of 10% favorable or unfavorable change in exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be unlikely that all of the foreign currency exchange rates to which we are exposed would simultaneously change by 10%, we find it meaningful to “stress test” our exposure under this and other hypothetical extreme adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

As of December 31, 2001

				Sensitivity analysis
	Currency and			Favorable	Unfavorable change
	notional amount	Carrying amount	Fair value	change of 10%	of 10%

	(in millions)		(in millions of Euro)
Notes payable to banks, due within twelve months	Yen 1,877.5	16.2	16.2	14.6	17.8

Long-term debt with maturities:

due from 2006 – 2026	Euro 5.6	5.6	5.4	5.6	5.6

due from 2004 - 2006	Yen 937.8	8.1	8.1	7.3	8.9

due from 2002 – 2005	US$ 0.2	0.2	0.2	0.2	0.2

		13.9	13.7	13.1	14.7

Convertible subordinated debt, due November 15, 2005	US$ 115.0	130.7	137.6	117.7	143.8

Foreign exchange contracts, settlement within twelve months:

purchase	US$ 12.1	13.3	13.8	12.4	15.2

sale	US$ 36.2	40.5	41.2	37.1	45.3

         As our borrowings are primarily in other currencies than the Euro, a change in foreign currency exchange rates will have an impact on our net earnings. A hypothetical change of 10% in foreign currencies against the Euro would result in € 0.8 million change in interest expenses at December 31, 2001 borrowing levels.

         Interest risk.

         At December 31, 2001 we had convertible subordinated debt borrowings outstanding of € 130.7 million at a fixed interest rate, maturing in November 2005, € 13.9 million in long-term debt at fixed interest rates, due from 2002-2026, and € 16.2 million in other borrowings with variable short-term interest rates. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. A hypothetical change in the average interest rate by 10% on the portion of our debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2001 borrowing levels.

         Credit risk.

         Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. We do not anticipate nonperformance by counterparties. We generally do not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain a policy providing for the diversification of cash and cash equivalent investments and placement of investments in high quality financial institutions to limit the amount of credit risk exposure. A significant percentage of our revenue is derived from a limited number of large customers. Our largest customer accounted for approximately 7.2% of our net sales in 2001 and our ten largest customers accounted for approximately 35.5% of our net sales in 2001. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from us. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which might harm our financial results. At December 31, 2001 one customer accounted for 10.5% of the outstanding balance in accounts receivable.

Part II

Item 12.  Description of Securities Other Than Equity Securities.

                Not Applicable

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

                None

Item 14.  Material Modification to the Rights of Security Holders and Use of Proceeds.

         In the third quarter of 2001, we issued $115.0 million of 5.0% Convertible Subordinated Notes due on November 15, 2005. The notes are convertible into common shares at any time before their maturity unless we have previously redeemed or repurchased them at a conversion rate of 53.0504 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances.

Part III

Item 17.  Financial Statements.

                Not Applicable

Item 18.  Financial Statements.

                See pages F-1 through 26, incorporated herein by reference

Item 19.  Exhibits

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:

1.1	English translation of ASM International N.V.’s Compiled Articles of Association, as amended	Exhibit 3.1 to Registrant’s 6-K filed on November 6, 2001

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.2	Debenture Purchase Agreement Part 1	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.3	Debenture Purchase Agreement Part 2	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.4	Zero Coupon Debenture	Exhibit 4.3 to the Registrant’s Form F-3 filed on December 13, 1999

4.5	Common Stock Purchase Warrant	Exhibit 4.4 to the Registrant’s Form F-3 filed on December 13, 1999

4.6	Supplemental Common Stock Purchase Warrant	Exhibit 4.5 to the Registrant’s Form F-3 filed on December 13, 1999

4.7	Registration Rights Agreement	Exhibit 4.6 to the Registrant’s Form F-3 filed on December 13, 1999

4.8	Equity Line Financing Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 6, 2000	Exhibit 23.1 to Registrant’s 6-K filed on September 6, 2000

4.9	Amendment No. 1 to the Equity Line Agreement between ASM International N.V. and Canadian Imperial Holdings Inc.	Exhibit 4.9 to Registrant’s 20-F filed on March 9, 2001

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:

4.10	Credit Agreement among ASM International N.V., Canadian Imperial Bank of Commerce and Advanced Semiconductor Materials (Netherlands Antilles) N.V. dated July 6, 2000	Exhibit 23.2 to Registrant’s 6-K filed on September 6, 2000

4.11	Amendment No. 1 to the Credit Agreement among ASM International N.V. and Canadian Imperial Bank of Commerce, Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Exhibit 4.11 to Registrant’s 20-F filed on March 9, 2001

4.12	Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 6, 2000	Exhibit 23.3 to Registrant’s 6-K filed on September 6, 2000

4.13	Amendment No. 1 to the Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc.	Exhibit 4.13 to Registrant’s 20-F filed on March 9, 2001

4.14	Security Agreement among ASM International N.V., Advanced Semiconductor Materials (Netherlands Antilles), N.V. and Canadian Imperial Bank of Commerce dated July 6, 2000	Exhibit 23.4 to the Registrant’s 6-K filed on September 6, 2000

4.15	Supplement No. 1 to the Security Agreement between ASM International N.V. , Advanced Semiconductor Materials (Netherlands Antilles), N.V. and Canadian Imperial Bank of Commerce	Exhibit 4.15 of Registrant’s 20-F filed on March 9, 2001

10.1	Auditor’s Consent		X

SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL N.V.

Date:	March 28, 2002	/s/ Arthur H. Del Prado Arthur H. del Prado Managing Director and Chief Executive Officer

S-1

Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Comprehensive Income
Consolidated Statements of Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
NOTE A Summary of Significant Accounting Policies
NOTE B Cash and Cash Equivalents, Marketable Securities
NOTE C Inventories
NOTE D Property, Plant and Equipment
NOTE E Goodwill
NOTE F Other Assets
NOTE G Notes Payable to Banks
NOTE H Long-term Debt
NOTE I Convertible Subordinated Debt
NOTE J Shareholders’ Equity
NOTE K Employee Stock Option Plan and Employee Share Incentive Scheme
NOTE L Pension Plans
NOTE M Commitments and Contingencies
NOTE N Financial Instruments and Risk Management
NOTE O Research and Development
NOTE P Net Interest and other Financial Income and (Expenses)
NOTE Q Income Taxes
NOTE R Earnings per Share
NOTE S Disclosures about Segments and Related Information
NOTE T Selected Operating Expenses and Additional Information
NOTE U Related Party Transactions
EX-10.1

Independent Auditors’ Report

Board of Directors and Shareholders
ASM International N.V.
Bilthoven, The Netherlands

We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (collectively, the ‘Company’) as of December 31, 2000 and 2001, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASM International N.V. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

Deloitte & Touche
Accountants

Amsterdam, the Netherlands,
February 11, 2002

Consolidated Balance Sheets

(thousands except share data)			€

			December 31,

Assets	Note	2000	2001

Cash and cash equivalents	B	106,805	107,577

Marketable securities	B	5	5

Accounts receivable (less allowance for doubtful accounts of € 8,734 and € 6,952)		238,620	136,615

Inventories	C	188,001	206,027

Income taxes receivable		—	4,103

Other current assets		23,828	21,110

Total current assets		557,259	475,437

Property, plant and equipment, net	D	152,168	191,081

Goodwill, net	E	68,513	64,306

Other assets	F	—	26,241

Total Assets		777,940	757,065

Liabilities and Shareholders’ Equity

Notes payable to banks	G	13,136	16,231

Accounts payable		142,342	61,737

Accrued expenses		88,703	85,794

Advance payments from customers		13,623	6,309

Deferred revenue		14,913	11,562

Income taxes payable	Q	22,988	4,227

Current portion of long-term debt	H	31,484	2,179

Total current liabilities		327,189	188,039

Deferred income taxes	Q	838	1,977

Long-term debt	H	31,660	11,720

Convertible subordinated debt	I		130,728

Total liabilities		359,687	332,464

Minority interest in subsidiary		109,931	103,691

Shareholders’ Equity:

Common shares

Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 48,797,346 and 49,070,296 shares		221	1,963

Financing preferred shares

Authorized 8,000 shares, par value € 40, none issued		—	—

Preferred shares

Authorized 118,000 shares, par value € 40, none issued		—	—

Capital in excess of par value		252,784	252,892

Retained earnings		58,818	64,916

Accumulated other comprehensive income (loss)		(3,501)	1,139

Total Shareholders’ Equity	J	308,322	320,910

Total Liabilities and Shareholders’ Equity		777,940	757,065

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

				€
(thousands except per share data)				Year ended December 31,

	Note	1999	2000	2001

Net sales	S	414,495	935,212	561,064

Cost of sales		(244,485)	(518,027)	(337,743)

Gross profit		170,010	417,185	223,321

Operating expenses:

Selling, general and administrative costs		(83,170)	(147,318)	(111,851)

Research and development, net	O	(47,145)	(73,800)	(79,661)

Amortization of goodwill	E	(340)	(4,295)	(7,558)

Total operating expenses		(130,655)	(225,413)	(199,070)

Earnings from operations	S	39,355	191,772	24,251

Net interest and other financial income (expenses)	P	(8,608)	(1,595)	(984)

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle		30,747	190,177	23,267

Income taxes	Q	(1,274)	(22,830)	(4,711)

Earnings before minority interest and cumulative effect of change in accounting principle		29,473	167,347	18,556

Minority interest		(18,519)	(71,107)	(13,373)

Gain on dilution of investment in subsidiary	K	145	1,822	915

Net earnings before cumulative effect of change in accounting principle	S	11,099	98,062	6,098

Cumulative effect of change in accounting principle, net of tax	A	—	(3,790)	—

Net earnings		11,099	94,272	6,098

Basic net earnings per share:

Net earnings before cumulative effect of change in accounting principle		0.30	2.09	0.12

Cumulative effect of change in accounting principle	A	—	(0.08)	—

Net earnings		0.30	2.01	0.12

Diluted net earnings per share:

Net earnings before cumulative effect of change in accounting principle		0.29	2.02	0.12

Cumulative effect of change in accounting principle	A	—	(0.08)	—

Net earnings		0.29	1.94	0.12

Pro forma amounts assuming the new accounting principle is applied retroactively:	A

Net earnings		8,881	98,062	6,098

Basic net earnings per share		0.24	2.09	0.12

Diluted net earnings per share		0.23	2.02	0.12

Weighted average number of shares used in computing per share amounts (in thousands):

Basic	R	37,301	46,810	48,944

Diluted	R	40,664	48,703	49,958

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(thousands)			€

			Year ended December 31,

	1999	2000	2001

Net earnings	11,099	94,272	6,098

Other comprehensive income (loss)

Exchange rate changes for the year	9,448	(882)	5,091

Unrealized gains (losses) on derivative instruments	—	—	(451)

Total other comprehensive income (loss)	9,448	(882)	4,640

Comprehensive income	20,547	93,390	10,738

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

(thousands, except for number of common shares)							€

	Note	Number of common shares	Common Shares	Capital in excess of par value	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total Shareholders’ Equity

Balance December 31, 1998		34,540,843	157	78,927	(46,553)	(12,067)	20,464

Issuance of common shares:

For stock options	K	169,900	1	495	—	—	496

Conversion of subordinated notes	J	5,397,041	24	24,021	—	—	24,045

Net earnings		—	—	—	11,099	—	11,099

Other comprehensive income		—	—	—	—	9,448	9,448

Balance December 31, 1999		40,107,784	182	103,443	(35,454)	(2,619)	65,552

Issuance of common shares:

For stock options	K	901,605	4	3,123	—	—	3,127

Exercise of warrants	J	3,537,957	16	27,514	—	—	27,530

Public offering	J	4,250,000	19	119,692	—	—	119,711

Net earnings		—	—	—	94,272	—	94,272

Fair value of put option for structured equity line		—	—	(988)	—	—	(988)

Other comprehensive (loss)		—	—	—	—	(882)	(882)

Balance December 31, 2000		48,797,346	221	252,784	58,818	(3,501)	308,322

Issuance of common shares:

For stock options	J	272,950	3	1,847	—	—	1,850

Change in par value per share	J	—	1,739	(1,739)	—	—	—

Net earnings		—	—	—	6,098	—	6,098

Other comprehensive income		—	—	—	—	4,640	4,640

Balance December 31, 2001		49,070,296	1,963	252,892	64,916	1,139	320,910

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(thousands)			€

			Year ended December 31,

	1999	2000	2001

Cash flows from operating activities:

Net earnings	11,099	94,272	6,098

Adjustments to reconcile net earnings to net cash from operating activities:

Depreciation and amortization	24,487	52,223	42,763

Amortization debt issuance costs	1,421	1,575	173

Cumulative effect of change in accounting principle, net of tax	—	3,790	—

Deferred income taxes	(123)	(2,652)	1,139

Minority interest	18,519	71,107	13,373

Gain on dilution of investment in subsidiary	(145)	(1,822)	(915)

Increase (decrease) in allowance for doubtful receivables	(407)	7,302	(1,782)

Changes in other assets and liabilities:

Accounts receivable	(64,514)	(96,807)	103,787

Inventories	(42,644)	(73,462)	(18,026)

Other current assets	(7,091)	(7,984)	2,718

Accounts payable and accrued expenses	102,928	74,757	(83,514)

Advance payments from customers	1,468	9,028	(7,314)

Deferred revenue	—	2,664	(3,351)

Income taxes	1,904	19,101	(22,864)

Net cash provided by operating activities	46,902	153,092	32,285

Cash flows from investing activities:

Capital expenditures	(30,587)	(71,366)	(71,563)

Acquisition of shares from minority shareholders	—	(75,461)	—

Acquisition of business	(1,267)	(96)	(20,278)

Proceeds from sale of property, plant and equipment	2,453	4,332	621

Proceeds from sale of marketable securities	2,607	6,214	—

Net cash (used in) investing activities	(26,794)	(136,377)	(91,220)

Cash flows from financing activities:

Notes payable to banks, net	(15,372)	(9,531)	3,095

Proceeds from long-term debt and subordinated debt	16,652	78,466	127,849

Repayments of long-term debt and subordinated debt	(19,690)	(96,202)	(55,387)

Proceeds from issuance of common shares	496	126,813	1,850

Fair value of put option for structured equity line	—	(988)	—

Dividends to minority shareholders	(8,384)	(28,249)	(25,656)

Net cash provided by (used in) financing activities	(26,298)	70,309	51,751

Exchange rate effects	8,619	5,628	7,956

Net increase in cash and cash equivalents	2,429	92,652	772

Cash and cash equivalents at beginning of year	11,724	14,153	106,805

Cash and cash equivalents at end of year	14,153	106,805	107,577

Supplemental disclosures of cash flow information
Cash paid (received) during the year for:

Interest	7,916	2,257	1,491

Income taxes	(505)	6,381	26,436

Non cash investing activities:

Acquisition of business through issuance of convertible note	(3,868)	—	—

Non cash financing activities:

Conversion of subordinated notes and 6.0% zero-coupon debentures into common shares	24,045	23,555	—

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(€ in thousands, except per share data and unless otherwise stated)

NOTE A Summary of Significant Accounting Policies

Basis of Presentation – ASM International N.V. (‘ASMI’ or ‘the Company’) is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. The Company provides production solutions for the main areas of semiconductor production: wafer processing (Front-end), assembly and packaging (Back-end). The Company follows accounting principles generally accepted in the United States of America.

Principles of Consolidation – The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries (‘the Company’), in all of which ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Statement of Operations upon the sale of the respective inventory.

Foreign Currency Translation – The financial information for subsidiaries outside the Netherlands is measured using local currencies as the functional currency of that subsidiary. Assets and liabilities of foreign subsidiaries are translated into Euros at exchange rates prevailing at the end of the year. Revenues and costs relating to the operation of such subsidiaries are translated at average exchange rates during the period. Resulting translation adjustments are directly recorded in Shareholders’ Equity. Foreign currency transaction gains and losses are included in determining net earnings. Exchange rate differences on translations of other transactions in foreign currencies are reflected in the Statement of Operations.

Derivative Financial Instruments – The Company uses derivative instruments to manage certain exposures to foreign currency risks. The Company’s objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of such exposure.

The Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138, in the first quarter of 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized currently in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other current assets or accrued expenses. The transition adjustment upon adoption of SFAS 133 was not material.

ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in other currencies than the functional currency of the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows. The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. The Company uses derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated sales and purchase transactions expected to occur within the next 12 months. As a policy, the Company only hedges anticipated foreign currency transactions for which we have a firm commitment from a customer or to a supplier. In accordance with SFAS 133, these hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. All amounts included in other comprehensive income at December 31, 2001 will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under net interest and other financial income (expenses) on the Statement of Operations.

Furthermore, the Company continues to hedge certain foreign currency receivables and payables with forward exchange contracts, currency swaps and debt borrowings in other currencies than the functional currency of the Company or the subsidiary conducting the business to reduce the risk that earnings and cash flow will be adversely effected by changes in foreign currency exchange rates. These hedges are designated as fair value hedges, and the changes in the fair value of the hedges are recorded immediately in earnings under net interest and other financial income (expenses) on the Statement of Operations to offset the changes in the fair value of the assets or liabilities being hedged.

The change in accounting from the adoption of SFAS 133 did not materially affect net income in 2001. Gains or losses recognized resulting from the ineffectiveness of cash flow and fair value hedges were not material for the year ended December 31, 2001.

Revenue Recognition - Effective January 1, 2000 the Company adopted new guidance on revenue recognition as is described in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (‘SAB 101’), issued by the staff of the Securities and Exchange Commission (the “SEC”) in December 1999.

Net revenues include product revenues derived primarily from sales of Front-end and Back-end equipment used by both segments of the semiconductor equipment market. The Company recognizes revenue from equipment sales upon shipment of its products when it is proven prior to shipment that the equipment has met all of the customers’ criteria and specifications. The installation process is not believed to be essential to the functionality of the products. However, since under most of the sales contracts, the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory under the guidance of SAB 101. Therefore, at the time of shipment, the Company defers that portion of the sales price related to the fair value of installation at the time of shipment. The Company believes it has an enforceable claim for that portion of the sales price not related to the fair value of the installation should it not fulfill its installation obligation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. When the Company can only satisfy the customer acceptance criteria or specifications at the customer’s location, revenue is deferred until final acceptance by the customer or until contractual conditions lapse.

The Company provides training and technical support to customers. Revenue related to such services is recognized when the service is completed. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

The Company previously recognized revenue from the sale of all equipment sales including installation services at the time of transfer of title, and when no significant contractual obligations remained. Revenue recognition for sale of spare parts and services has not been changed.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, current accounts with banks, and short-term deposits with a maturity of three months or less at the date of purchase.

Marketable Securities - All investments in marketable securities are classified as available for sale which requires to report these investments at fair market value and record the unrealized gains and losses, after tax, as a component of Shareholders’ Equity. In the accompanying Financial Statements the marketable securities are carried at cost which approximates fair market value. Realized gains and losses on securities sold are included in net earnings.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Costs include net prices paid for materials purchased, charges for freight and custom duties, direct wages of employees and charges for factory production overhead.

Property, Plant and Equipment - Property, plant and equipment are carried at cost (net of government grants), less accumulated depreciation. Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the lesser of the estimated useful life of the underlying property and the lease term.

Goodwill - Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. Goodwill arising on acquisitions is amortized on a straight-line basis over the estimated useful life thereof. The Company reviews goodwill for impairment whenever facts or circumstances indicate that the carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the underlying business operation are compared to the carrying amount of goodwill to determine if a write-down is required. If such an assessment indicates that the undiscounted future cash flows will not be recovered, the carrying amount is reduced to the estimated fair value.

Strategic Investments - ASMI has certain strategic minority investments in non publicly traded companies. These investments are included in other assets on the Consolidated Balance Sheet. Investments with a capital investment of 20% or more are valued using the equity method of accounting. Investments with a capital investment of less than 20% are carried at cost. ASMI monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

Recoverability of Long-Lived Assets - In accordance with Statement of Financial Accounting Standard (‘SFAS’) No. 121, “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, long-lived assets and certain identifiable intangibles held and used by a company are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Generally, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes - The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes” (‘SFAS 109’). SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Statement of Operations in the period in which the enactment date changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Stock-Based Compensation - ASMI accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (‘APB 25’). Accordingly, ASMI computes compensation costs for each employee stock option granted as the amount by which the estimated fair value of the ASMI common shares on the date of the grant exceeds the amount the employee must pay to acquire the shares. As required by SFAS No. 123, “Accounting for Stock-Based Compensation” (‘SFAS 123’), ASMI has included, in Note K, the required SFAS 123 pro forma disclosures of net income (loss) and earnings (loss) per share as if the fair value-based method of accounting had been applied.

Research and Development Expenses - Research and development costs are expensed as incurred. Costs, which relate to prototype and experimental models, which are sold to customers, are charged to cost of sales. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such project costs occur. Technical development credits (Technische Ontwikkelings Kredieten or ‘TOK’s’) received from the Netherlands government to offset the cost of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales and are charged to cost of sales. No such repayments are required if such sales do not occur (see Note O).

Sales of Shares by a Subsidiary - As further described in the Notes to Consolidated Financial Statements herein, from time to time, the consolidated subsidiary ASMPT will issue common shares pursuant to their Employee Share Incentive Scheme. The effect of these issuances is a dilution of the ownership in ASM Pacific Technology Ltd. (‘ASMPT’). The Company recognizes the impact of these issuances, and other qualifying issuances as discussed in the SEC’s Staff Accounting Bulletin “Accounting for Sales of Stock by a Subsidiary” (“SAB 51”), in the Statement of Operations as a Gain (Loss) on dilution of investment in subsidiary.

New Accounting Pronouncements - In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after June 30, 2001 is accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. In the event goodwill is acquired subsequent to June 30, 2001, it will not be amortized. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle, which is charged to the Statement of Operations. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. The Company will adopt SFAS No. 142 as of January 2002 and, at that time, will stop amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. Goodwill is currently being amortized at approximately € 7,558 annually and has a net carrying value of € 64,306 at December 31, 2001. The Company is currently evaluating the provisions of SFAS No. 142 and does not expect to record an impairment loss upon adoption of SFAS 142 in 2002.

In October 2001, the FASB issued FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Statement 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The standard is effective for 2002 and generally is to be applied prospectively. The implementation of this standard is not expected to have a material impact on the Company’s financial position or results of operations.

Use of Estimates - The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation.

Cumulative Effect of Change in Accounting Principle - As more fully described under Revenue Recognition, the Company adopted the guidance outlined in SAB 101. The new method of revenue recognition was adopted as of January 1, 2000 and has been applied retroactively to revenue earned in prior years. The effect of the change in 2000 was to decrease net earnings by € 1,710 (or € 0.04 per basic and diluted earnings per share). The adjustment of € 3,790 to apply retroactively the new method is included in the Statement of Operations for the year ended December 31, 2000. The pro forma amounts shown on the income statement have been adjusted for the effect of retroactive application on revenues and costs and related income taxes.

NOTE B Cash and Cash Equivalents, Marketable Securities

At December 31, 2001, cash and cash equivalents and marketable securities of the Company’s subsidiary ASMPT amounting to € 70,821 are restricted to use in the operations of this company only.

NOTE C Inventories

Inventories consists of the following:

		December 31,

	2000	2001

Components and raw materials	68,786	85,864

Work in process	104,875	83,854

Finished goods	14,340	36,309

Total inventories	188,001	206,027

NOTE D Property, Plant and Equipment

	Land,	Machinery,
	buildings	equipment,
	and leasehold	furniture
	improvements	and fixtures	Total

At cost:

Balance January 1, 2001	83,212	237,676	320,888

Capital expenditures	14,336	57,227	71,563

Retirements and sales	(108)	(2,535)	(2,643)

Translation effect	4,043	2,483	6,526

Balance December 31, 2001	101,483	294,851	396,334

Accumulated depreciation:

Balance January 1, 2001	40,686	128,034	168,720

Depreciation for the year	5,205	30,000	35,205

Retirements and sales	(68)	(1,954)	(2,022)

Translation effect	2,221	1,129	3,350

Balance December 31, 2001	48,044	157,209	205,253

Property, plant and equipment, net

January 1, 2001	42,526	109,642	152,168

December 31, 2001	53,439	137,642	191,081

Useful lives in years:	- Buildings and leasehold improvements	10-25

	- Machinery and equipment	2-10

	- Furniture and fixtures	2-10

NOTE E Goodwill

At cost:

Balance January 1, 2001	73,069

Acquired	-

Translation effect	3,671

Balance December 31, 2001	76,740

Accumulated amortization:

Balance January 1, 2001	4,556

Amortization for the year	7,558

Translation effect	320

Balance December 31, 2001	12,434

Goodwill, net:

January 1, 2001	68,513

December 31, 2001	64,306

Following the issuance of common shares under the ASMPT Employee Incentive Scheme in March 2000, the Company’s shareholding in ASMPT dropped slightly below 50.0%. In various transactions in April and June 2000 the Company acquired 0.3% of the outstanding common shares of ASMPT, thereby restoring its total shareholding in that company to over 50.0%. Throughout this entire period, the Company maintained control over ASMPT.

On July 6, 2000, the Company completed a purchase of approximately 4.7% of the outstanding common shares in ASMPT from one institutional investor. The total purchase price of the acquired shares of ASMPT in 2000 amounted to € 74,757. The acquisition of these shares was accounted for using the purchase method and the excess of the purchase price over the fair market value of the underlying net assets acquired in the amount of € 64,985 has been recorded as goodwill. The fair market value approximates the book value of such assets and liabilities of ASMPT. The pro forma impact on the Statement of Operations for the year ended December 31, 1999 and 2000, based on the assumption that the Company acquired the total additional 5.0% interest in ASMPT as of January 1, 1999 and 2000, was a decrease on minority interest and an increase in net earnings of € 1,964 and € 3,182, respectively. The pro forma impact on basic and diluted earnings per share for the year ended December 31, 1999 and 2000 was € 0.05 and 0.07, respectively.

In July 1999, the Company acquired all the outstanding shares of Microchemistry Limited. The acquisition was accounted for using the purchase method. Total consideration paid amounted to FIM (Finnish Marks) 23.2 million or € 3,868 and after adding the assets deficiency the recorded goodwill totaled € 4,747.

In December 1999, the Company acquired a 24.0% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment, for € 407. An officer of the Company also purchased a 44.5% interest in NanoPhotonics. The Company has a five-year option to purchase the 44.5% interest from the officer at the same price he paid for his interest in the initial transaction. In exchange for this option, the Company granted the officer a five-year option to purchase 25,000 common shares in ASMI at the fair market value of the shares at the option grant date.

The weighted average amortization period for acquired goodwill is 10 years.

NOTE F Other Assets

Other assets consist of the following:

	Strategic minority
	investments	Debt issuance costs	Total other assets

Balance January 1, 2001	—	—	—

Additions	20,278	6,150	26,428

Amortization	—	(173)	(173)

Translation effect	—	(14)	(14)

Balance December 31, 2001	20,278	5,963	26,241

In October 2001, the Company entered into a strategic alliance with and made an equity investment in NuTool, Inc., a privately owned semiconductor equipment company. The Company made an equity investment of € 20,278 in this California-based company that is a provider of innovative copper deposition technologies, giving a total equity interest of approximately 15.4%, in NuTool, Inc.

The debt issuance costs relate to fees incurred for the issuance of US$ 115.0 million convertible subordinated notes in November and December 2001 and are amortized by the interest method as interest cost during the life of the debt.

NOTE G Notes Payable to Banks

Information on notes payable to banks is as follows:

Short-term debt outstanding in:		December 31,

	2000	2001

Japan	13,132	16,231

Hong Kong	4	—

	13,136	16,231

Short-term debt outstanding in local currencies:
(thousands)		December 31,

	2000	2001

Japanese Yen	1,404,854	1,877,516

Hong Kong Dollars	30	—

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 1.61% at December 31, 2001.

Total short-term lines of credit available amounted to € 183,951 at December 31, 2001. The amount outstanding at December 31, 2001 was € 16,231 and the unused portion totaled € 167,720. The unused portion includes € 42,945 relating to ASMPT, in which the Company holds a 54.36 % interest, and such amount is authorized solely for use in the operations of ASMPT.

At December 31, 2001 ASMI has guaranteed available short-term facilities of certain subsidiaries in the amount of € 46,855. The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its affiliates.

On June 27, 2001 ASMI entered into a multicurrency revolving credit facility with a consortium of banks in the amount of € 90,000 to be utilized solely for the Company’s operations in Europe and the United States, excluding ASMPT. The credit facility consists of two facilities of € 45,000 each and bears interest at a per annum rate equal to LIBOR for non Euro currency advances or EURIBOR for Euro currency advances, plus 80 to 160 basis points for the first facility of € 45,000 and plus 100 to 180 basis points for the second facility of € 45,000 in each case depending on the solvency ratio at the time of drawing. The term of the first facility is 12 months and the term of the second facility is 18 months. The credit facility contains certain financial covenants with respect to solvency ratio and interest coverage ratio. Based on the Company’s solvency ratio the per annum interest on the facilities drawn in 2001 were LIBOR plus 100 basis points for the first facility and LIBOR or EURIBOR, depending on the currency drawn, plus 120 basis points for the second facility. The credit facility is secured by a portion of the Company’s shareholding in ASMPT. At December 31, 2001 the

LIBOR rate was 1.87% and the EURIBOR rate was 3.33%. There were no outstanding borrowings on these facilities at December 31, 2001.

NOTE H Long-term Debt

Long-term debt consists of the following:

		December 31,

	2000	2001

Term Loans:

US$ facility, repaid on July 2, 2001	49,607	—

Japan, 2.15-3.30%, due 2005 – 2006	3,459	2,472

Finland, 1.0-3.0%, due 2002 – 2006	3,383	3,956

Mortgage loans:

The Netherlands, 5.35-6.75%, due 2006 – 2026	1,873	1,625

Japan, 1.71-2.63%, due 2005 – 2006	4,468	3,671

Lease commitments:

United States, 7.2-14.0%, due 2002 – 2005	354	215

Japan, 0.3-0.5%, due 2004 – 2005	—	1,960

	63,144	13,899

Current portion	(31,484)	(2,179)

	31,660	11,720

Long-term debt outstanding in local currencies:

(thousands)		December 31,

	2000	2001

Including current portion:

Euro	24,247	5,581

United States dollar	46,328	189

Japanese yen	847,990	937,877

Aggregate annual principal repayments for years subsequent to December 31, 2001 are:

2002	2,179

2003	2,091

2004	2,174

2005	3,562

2006	1,225

Thereafter	2,668

13,899

On July 6, 2000, the Company entered into two financing arrangements. Pursuant to the first such financing arrangement, the Company received a two-year, non-revolving credit facility of US$ 75.0 million from Canadian Imperial Bank of Commerce (“CIBC”), acting through its New York agency, carrying a variable interest rate linked to LIBOR and secured by substantially all of the Company’s shareholdings in ASMPT. On July 6, 2000 the Company drew down US$ 69.0 million of this facility and the funds were used to purchase additional shares in ASMPT from an ASMPT shareholder. The facility had a quarterly repayment schedule. In the fourth quarter of 2000 the Company repaid US$ 23.0 million consisting of a US$ 5.5 million installment and a US$ 17.5 million partial prepayment. In the first six months of 2001 the Company repaid US$ 11.0 million consisting of two installments of US$ 5.5 million each and on July 2, 2001, the Company cancelled the agreement and repaid the remaining outstanding balance of the loan from the proceeds of its multicurrency revolving credit facility.

Pursuant to the second facility, the Company entered into a structured equity line (the “Line”) with an investor who is an affiliate of CIBC. Under the Line, the Company can issue over the term of the agreement which ends on July 6, 2002, with intervals of at least five business days between two issuances, common shares to the investor in amounts not exceeding US$ 10.0 million and for a total not exceeding US$ 65.0 million. The investor has committed to purchase these shares at market price, which is defined as the volume weighted average price of the five trading days immediately preceding the date of issuance, minus a discount of 4.5%. The investor is not obligated to purchase shares if the purchase would cause the aggregate number of common shares of the Company owned by the investor, including those purchased during the previous 60 days, to exceed 9.9% of all of the issued and outstanding common shares of the Company. The investor is also under no obligation to purchase newly issued shares under the Line in the event that the

Company’s SEC registration statement registering the sale and resale of the shares is not effective and certain conditions precedent to the Line are not satisfied. In May 2001, the Company’s registration statement for these securities became effective. As of December 31, 2001, the Company did not issue any common shares under the agreement.

The long-term facilities offered by the Japanese banks to ASM Japan are collateralized by the real estate and other assets of ASM Japan, with additional parent guarantees provided by ASMI. In Finland, the long-term loans are collateralized by machinery and equipment of ASM Microchemistry and guaranteed by ASMI.

Lease commitments relate to lease commitments on property, equipment and machines.

NOTE I Convertible Subordinated Debt

In November 2001, ASMI sold US$ 100.0 million in principle amount of 5.0% Convertible Subordinated Notes due on November 15, 2005 in a private offering. In December 2001, ASMI sold an additional US$15.0 million of the notes in an over-allotment. Interest is payable on May 15 and November 15 of each year. The first interest payment will be made on May 15, 2002. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time before their maturity unless ASMI has previously redeemed or repurchased them. The conversion rate is 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately US$ 18.85 per share. The Convertible Subordinated Notes amounted to € 130,728 as at December 31, 2001.

ASMI may redeem, under certain conditions, some or all of the notes at any time after November 30, 2003 and prior to maturity at a redemption price of US$1,000 per US$1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the closing price of our common shares has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. ASMI will make an additional payment in cash with respect to the notes called for provisional redemption in an amount equal to US$199.44 per US$1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. In the event of a change in control ASMI may be required to repurchase the notes.

The notes and the common shares issuable upon conversion of the notes have not been registered under the Securities Act and have been sold in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

The proceeds of the offering have been used to fund our strategic investment in NuTool, Inc., to repay outstanding balances under our multicurrency revolving credit facility and for general corporate purposes, including working capital and capital expenditures.

NOTE J Shareholders’ Equity

The authorized capital of the Company amounts to 110,000,000 shares of € 0.04 par value common shares, 118,000 shares of € 40 par value preferred shares and 8,000 shares of € 40 par value financing preferred shares, of which 49,070,296 common shares and no preferred or financing preferred shares were outstanding as at December 31, 2001. There are currently no preferred or financing preferred shares issued. All shares have one vote per € 0.04 par value, except for shares the Company or its subsidiaries own, which have no voting rights.

Financing preferred shares are designed to allow ASMI to finance equity with an instrument paying a preferred dividend, linked to EURIBOR loans and government loans, without the dilutive effects of issuing additional common shares. Preferred and financing preferred shares are issued in registered form only and are subject to transfer restrictions. Essentially, a preferred or financing preferred shareholder must obtain the approval of our supervisory board to transfer shares. If the approval is denied, the supervisory board will provide a list of acceptable prospective buyers who are willing to purchase the shares at a cash price to be fixed by consent of the supervisory board and seller within two months after the approval is denied. If the transfer is approved, the shareholder must complete the transfer within three months, at which time the approval expires.

Preferred shares carry the right to a cumulative preferred dividend. Financing preferred shares are also entitled to a cumulative dividend based on the par value and share premium paid on such shares. Dividends distributable to common shareholders are limited to retained earnings of ASMI decreased by the legal reserves, which must be maintained. At December 31, 2001, ASMI had no distributable retained earnings.

Warrants and Conversion of Subordinated Notes into Common Shares

In December 1998, in conjunction with the restructuring of a subordinated convertible note with Applied Materials, Inc., the Company issued to Applied Materials warrants to purchase 1,500,000 of ASMI’s common shares, at a price of US$ 5.375 per share. Exercise of 750,000 warrants was contingent upon the Company not repaying all outstanding debt due to Applied Materials by February 15, 1999. At December 31, 1998 it was determined that the Company would be unable to repay the outstanding debt by February 15, 1999 and, therefore, the entire fair value of the warrants amounting to € 2,500 has been added to Shareholders’ Equity in 1998. In March 2000, Applied Materials exercised the warrants and the proceeds therefrom were used to reduce the outstanding balance of the subordinated note.

In conjunction with a US$ 20 million five-year zero-bond debentures issued on October 1, 1999, the Company issued 2,037,957 non-detachable exercise warrants and 200,000 supplemental warrants on common shares of the Company at a price of US$ 9.81 per share, a premium to market at the date of issuance of 20.0%. In February 2000 the 2,037,957 warrants were exercised and the debentures were cancelled in partial payment of the exercise price of the warrants. The remaining portion of the exercise price was fulfilled by the investors contributing € 4,903 in cash. At December 31, 2001 the 200,000 supplemental warrants have not been exercised.

In December 1998, the Company issued a € 20,420, 6 % convertible note, with a group of strategic and financial investors. The note was fully converted in 1999 at a conversion price of € 4.08 per common share. In August 1999, the Company issued a € 3,868, 5% subordinated convertible note in conjunction with the acquisition of all of the outstanding shares of Microchemistry Ltd. The note was fully converted in November 1999 at an exercise price of US$ 10.00 per common share.

Public Offering of Common Shares

In April 2000, the Company completed a public offering of 4,250,000 common shares at a price of US$29.00 per share. The net proceeds amounted to € 119,711, which were used to repay outstanding loans and fund working capital needs.

Change in Par Value

In October 2001, the Company has changed the par value per common share from Nlg 0.01 to € 0.04 par value per share. The change resulted in an increase of the outstanding amount of common shares and a decrease of the capital in excess of par value of € 1,739.

NOTE K Employee Stock Option Plan and Employee Share Incentive Scheme

Employee Stock Option Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various key management personnel. Under these plans, key employees may purchase a specific number of shares of the Company’s common stock. Options are generally priced at market value in Euros or US dollars on the date of grant and generally expire after five or ten years. Shares subject to these agreements, which expire at various dates through 2011, totaled 2,193,863 at December 31, 2001.

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

Following is a summary of changes in shares under option:

		Option price		Option price
	Number of	per share in	Number of	per share in
	shares	US dollars	shares	€

Balance December 31, 1998	1,992,300	0.250 - 13.625	328,000	2.41 - 8.44

Options granted	230,000	5.625 - 15.625	75,000	6.90 - 19.20

Options cancelled	(80,000)	3.625 - 12.375	(9,000)	7.67

Options exercised	(114,700)	0.250 - 8.688	(55,200)	2.41 - 7.67

Balance December 31, 1999	2,027,600	0.250 - 15.625	338,800	6.90 - 19.20

Options granted	200,783	8.563 - 26.438	120,000	11.41 - 26.45

Options cancelled	(107,799)	0.250 - 24.625	(1,800)	7.67

Options exercised	(893,205)	0.250 - 10.750	(8,400)	6.90 - 7.67

Balance December 31, 2000	1,227,379	0.250 - 26.438	448,600	6.90 - 26.45

Options granted	689,983	8.563 - 19.940	138,500	12.15 - 20.00

Options cancelled	(26,999)	0.250 - 24.625	(10,650)	7.67 - 26.45

Options exercised	(149,150)	0.250 - 13.625	(123,800)	6.90 - 8.44

Balance December 31, 2001	1,741,213	0.250 - 26.438	452,650	6.90 - 26.45

Had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (‘SFAS 123’), pro forma net earnings, basic and diluted earnings per share would have been as follows:

			Year ended December 31,

	1999	2000	2001

Expected life (years)	3 - 10	3 - 10	3 - 10

Risk free interest rate	5.0%	5.0%	5.0%

Volatility	85.0%	81.0%	88.0%

Assumed forfeitures	—	—	—

Net earnings:

As reported	11,099	94,272	6,098

Pro forma	9,621	92,921	2,108

Basic earnings per share:

As reported	0.30	2.01	0.12

Pro forma	0.26	1.98	0.04

Diluted earnings per share:

As reported	0.29	1.94	0.12
Pro forma	0.25	1.90	0.04

The average remaining contractual life of the outstanding options granted in 2001 is 4.79 years at December 31, 2001.

	Options Outstanding			Options Exercisable

		Weighted
	Number	Average	Weighted	Number	Weighted
Range of	Outstanding at	Remaining	Average	Exercisable at	Average
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise
Prices in US$	2001	Life, in years	Price in US$	2001	Price in US$
0.25 - 3.00	96,000	1.40	0.38	96,000	0.38

3.00 - 6.00	284,663	5.86	5.15	232,270	5.14

6.00 - 9.00	633,450	3.12	7.83	479,050	8.00

9.00 - 14.00	345,000	6.71	11.29	81,600	10.31

14.00 - 20.00	802,250	4.77	16.73	116,021	15.71
20.00 - 30.00	32,500	6.83	24.77	6,500	24.77

0.25 - 30.00	2,193,863	4.62	11.20	1,011,441	7.80

Employee Share Incentive Scheme ASMPT

In 1989, the shareholders of ASMPT approved a plan to issue up to 5% of the total issued shares of ASMPT to directors and employees. The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value.

In 2001, 1,782,500 common shares of ASMPT were issued, for cash at par value of HK$ 0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. In 2000 and 1999, respectively 2,828,000 and 1,796,000 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.26% in 2001, 0.41% in 2000, and 0.24% in 1999. Following the issuance of 1,043,000 common shares under the plan in March 2000, the Company’s shareholding in ASMPT dropped slightly below 50.0%. In various transactions in April, June and July of 2000, the Company acquired 18,897,500 of the outstanding common shares of ASMPT, thereby restoring its total shareholding in that company to 54.88% at that time. Throughout this entire period, the Company maintained control over ASMPT. In December 2000 1,785,000 shares were issued under the plan diluting ASMI’s ownership in ASMPT to 54.62% as of December 31, 2000. The 1,782,500 shares issued under the plan in 2001 have diluted ASMI’s ownership in ASMPT to 54.36% as of December 31, 2001. In December 2001 the management of ASMPT has determined that 1,800,000 common shares will be allocated to employees for their services in the year 2001, which shares will be issued in the year 2002. Total compensation expense related to the Employee Share Incentive Scheme of ASMPT of respectively € 5,463 in 1999, € 2,773 in 2000 and € 3,995 in 2001 was charged to the Statement of Operations. The dilution in ownership has resulted in a gain on the investment in ASMPT of € 145 in 1999, € 1,822 in 2000 and € 915 in 2001, which gain has been separately included in the Statement of Operations. Due to the participation exemption in the Netherlands no deferred income taxes have been provided for these gains.

NOTE L Pension Plans

The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except that of the Company’s Japanese operations, which is a defined benefit pension plan. The Company has no major continuing obligations other than the payment of annual contributions. Aggregate retirement plan contributions including those for the Japanese operations were € 3,225 in 1999, € 5,756 in 2000 and € 7,215 in 2001. Employees of the Company’s Japanese operations terminating their employment are generally entitled to a lump-sum severance payment or to pension plan benefits based on years of service and certain other factors. Plan assets are held by a life insurance company. There are no unrecognized prior service costs.

The Company does not provide any post retirement benefits other than pensions.

NOTE M Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,

	2000	2001

Machinery and equipment	402	2,255

Furniture and fixtures	420	426

	822	2,681

Less accumulated depreciation	(484)	(904)

	338	1,777

The Company leases certain office and plant facilities and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 1 and 15 years.

At December 31, 2001 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital	Operating
	Leases	Leases

2002	774	9,749

2003	666	7,571

2004	580	4,844

2005	195	3,334

2006	3	2,547

Thereafter	—	17,258

Total	2,218	45,303

Less amount representing interest	(43)

Present value of net minimum lease payments	2,175

Aggregate rental expense for operating leases in 1999 was € 8,039, in 2000 € 9,847 and in 2001 € 10,576.

At December 31, 2001 the Company had entered into purchase commitments with suppliers in the amount of € 58,289 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2001 were € 3,369.

Litigation and Environmental Matters

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the consolidated financial position of the Company but could materially affect consolidated results of operations in a given year.

At present, we have been named as a counter-defendant in a patent infringement litigation, which our subsidiary, ASM America, Inc. recently filed, the outcome of which cannot be determined at present.

On June 6, 2001, ASM America, Inc. filed a lawsuit in the U.S. District Court for the Northern District of California against Genus, Inc. alleging infringement of two patents involving sequential chemical vapor deposition and methods for growing thin films. On August 1, 2001, Genus filed an answer denying the claims of patent infringement, and raising an affirmative defense (among others) that the patents had been procured by inequitable conduct. Genus also brought a counter-claim for a declaratory judgment that the patents are invalid and not infringed, as well as an antitrust counterclaim alleging that ASM America and ASMI have engaged in a pattern of conduct designed to monopolize the alleged atomic layer deposition market. In addition, Genus brought a counter-claim against ASM America and ASMI alleging infringement of United States Patent No. 5,294,568 involving Method of Selective Etching of Native Oxide. On January 9, 2002, in a procedural ruling, the court permitted ASM America to bring an additional cause of action against Genus for infringement of ASM America’s “showerhead” patent, United States Patent No. 4,798,165 (entitled “Apparatus for Chemical Vapor Deposition Using an Axially Symmetric Gas Flow”). The court also severed and stayed the anti-trust claims and all related discovery until after trial on the patents at issue. The case is currently in the midst of discovery and exchange of disclosures under the Northern District of California local patent rules. The patents at issue are important to ASM America for the development and marketing of proprietary atomic layer deposition equipment and processes. If the court should determine that ASM America’s patents are invalid in whole or in part, ASM America’s atomic layer deposition program could be materially adversely affected. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counter-claims at this time, or the range of potential recovery or loss. ASMI and ASM America intend to pursue this lawsuit vigorously.

NOTE N Financial Instruments and Risk Management

Derivatives

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which we have a firm commitment from a customer or to a supplier. The terms of these contracts are generally consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes. The Company records changes in the fair value of the forward exchange contracts designated as a cash flow hedge of forecasted transactions in accumulated other comprehensive income, until the forecasted transaction occur. The gain or loss on the related cash flow hedge will then be reclassified from accumulated other comprehensive income to net sales or cost of sales on the Statement of Operations. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under net interest and other financial income (expenses) on the Statement of Operations.

Furthermore, the Company continues to hedge certain foreign currency receivables and payables with forward exchange contracts, currency swaps and debt borrowings in other currencies than the functional currency of the Company or the subsidiary conducting the business to reduce the risk that earnings and cash flow will be adversely effected by changes in foreign currency exchange rates. These hedges are designated as fair value hedges, and the changes in the fair value of the hedges are recorded immediately in earnings under net interest and other financial income (expenses) on the Statement of Operations to offset the changes in the fair value of the assets or liabilities being hedged.

The outstanding currency forward exchange contracts are as follows

					Included in
	Currency and			Difference between	accumulated other
	notional amount (in	Forward contract		forward value and	comprehensive
	thousands)	value	Fair value	fair value	income (loss)

December 31, 2000:

Fair value hedges:

purchase	US $5,096	5,495	5,761	266	—

sale	US$ (7,000)	(7,549)	(7,141)	(408)	—

December 31, 2001:

Cash flow hedges:

purchase	US $1,400	1,580	1,600	20	20

sale	US$ (24,055)	(26,925)	(27,396)	(471)	(471)

Fair value hedges:

purchase	US $10,728	11,769	12,230	461	—

sale	US$ (12,171)	(13,530)	(13,844)	(314)	—

The Company estimates that € 451 of unrealized losses included in accumulated other comprehensive income as of December 31, 2001 will be reclassified to net earnings within the next 12 months upon completion of the underlying transaction. As of December 31, 2000 no cash flow hedges were outstanding. Hedge ineffectiveness had no impact for the year ended December 31, 2001.

Long-term Debt and Subordinated Debt

At December 31, 2001 we had convertible subordinated debt borrowings outstanding of € 130,728 at a fixed interest rate, maturing in November 2005, € 13,899 in long-term debt at fixed interest rates and € 16,231 in other borrowings with variable short-term interest rates. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure.

The fair value amounts of our long-term debt and convertible subordinated debt are as follows:

	2000		2001

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Long-term debt, including current portion	63,144	64,691	13,899	13,708

Convertible subordinated debt	—	—	130,728	137,608

Methods and Assumptions Used in Estimating Fair Value Disclosure for Financial Instruments:

For cash and cash equivalents, marketable securities, accounts receivable, notes payable to banks, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

For long-term debt, the estimated fair values of the Company’s long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities.

For forward exchange contracts market values based on external quotes from banks have been used to determine the fair value.

Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Company does not anticipate nonperformance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in high quality financial institutions to limit the amount of credit risk exposure. The Company derives a significant percentage of its revenue from a small number of large customers. Our largest customer accounted for approximately 7.2% of our net sales in 2001 and our ten largest customers accounted for approximately 35.5% of our net sales in 2001. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from the Company. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company's financial results. At December 31, 2001 one customer accounted for 10.5% of the outstanding balance in accounts receivable.

NOTE O Research and Development

The Company’s Netherlands, Finnish and Singapore operations receive research and development grants and credits from various governmental sources. The amount of research and development credits offset against research and development expenses amounted to € 3,293, € 2,167 and € 5,609 in 1999, 2000 and 2001, respectively.

Some of the research and development grants received in the Netherlands are contingently repayable to the extent the Company recognize sales of products to which the credit is related. We do not recognize a liability on our balance sheet in respect of these credits until we recognize sales of products to which the credit relates, and is then charged to cost of sales when such sale is recorded. These repayments vary and range from 1.0% to 4.0% of the realized sales, depending on the products sold. The actual and contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. The contingent liability related to possible future repayments was € 12,044 at December 31, 2000 and € 10,124 at December 31, 2001.

In 1999, 2000 and 2001 the Company made TOK repayments in the amount of € 1,411, € 1,505 and € 2,883, respectively.

NOTE P Net Interest and Other Financial Income (Expenses)

Net interest and other financial income (expenses) consists of the following:

	Year ended December 31,

	1999	2000	2001

Interest income	913	4,699	3,690

Interest expense	(13,210)	(8,236)	(5,031)

Foreign currency transaction gains	3,689	1,942	357

Net interest and other financial income (expenses)	(8,608)	(1,595)	(984)

NOTE Q Income Taxes

The components of earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle consist of:

	Year ended December 31,

	1999	2000	2001

The Netherlands	(11,159)	(2,582)	3,958

Other countries	41,906	192,759	19,309

	30,747	190,177	23,267

The provisions for income taxes consist of:

	Year ended December 31,

	1999	2000	2001

Current:

The Netherlands	(37)	—	—

Other countries	(968)	(25,809)	(3,760)

	(1,005)	(25,809)	(3,760)

Deferred:

The Netherlands	—	—	—

Other countries	(269)	2,979	(951)

	(269)	2,979	(951)

Provision for income taxes	(1,274)	(22,830)	(4,711)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rate to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the statutory Netherlands income tax rates is set forth below:

	Year ended December 31,

	1999	2000	2001

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	30,747	190,177	23,267

Netherlands statutory tax rate	35.0%	35.0%	35.0%

Income tax provision at statutory rate	(10,761)	(66,562)	(8,143)

Non-deductible expenses	(1,126)	(1,211)	(1,391)

Foreign taxes at a rate other than the Netherlands statutory rate	6,576	21,313	4,199

Valuation allowance	(5,018)	98	(2,923)

Non-taxable income	8,215	24,875	4,214

Other	840	(1,343)	(667)

Provision for income taxes	(1,274)	(22,830)	(4,711)

Non-taxable income relates primarily to our Singapore operation where income is non-taxable under a tax incentive scheme granted by the Singapore tax authority. The original tax exemption applies to income for a period of 10 years ending on December 31, 2001. In 2001, the Singapore operation has obtained tax incentives covering certain new products for a term of ten years as from January 1, 2002.

Deferred income taxes consist of the following:

	December 31,

	2000	2001

Deferred tax assets:

Reserves and allowances	2,053	1,504

Net operating loss carryforwards	91,476	95,487

Other	1,571	703

Gross deferred tax assets	95,100	97,694

Less: valuation allowance	(86,200)	(90,596)

Net deferred tax assets	8,900	7,098

Deferred tax liabilities:

Depreciation	5,523	5,097

Research and development credits	4,215	3,603

Other	—	375

Deferred tax liabilities	9,738	9,075

Net deferred income taxes	(838)	(1,977)

Deferred income taxes are classified in the balance sheet as non-current deferred tax liabilities.

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2001, of €279,959 for tax return purposes to reduce future income taxes, mainly in Europe and the United States. ASMI believes that realization of its net deferred tax assets is dependent on the ability of ASMI to generate taxable profits in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where ASMI has net operating loss carryforwards, ASMI believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carryforwards in the financial statements. Accordingly, a valuation reserve of € 86,200 in 2000 and € 90,596 in 2001 has been recorded.

The amounts and expiration dates of net operating loss carryforwards for tax purposes are as follows:

Expiration year	December 31, 2001

2002	8,236

2003	6,183

2004	9,360

2005	641

2007	1,551

2009	1,746

2017	84,067

2018	8,405

2019	181

2020	5,526

Unlimited	154,063

Net operating loss carryforwards	279,959

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries, because it considers such earnings to be indefinitely reinvested in those subsidiaries. At December 31, 2001 undistributed earnings of subsidiaries, subject to withholding taxes, were approximately € 21,020. These earnings could become subject to foreign withholding taxes if they were remitted as dividends or if the Company should sell its interest in the subsidiaries. However, the Company believes that Netherlands tax credits would largely eliminate any foreign withholding tax that might otherwise be due.

NOTE R Earnings per Share

The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:

	Year ended December 31

	1999	2000	2001

Net earnings used for purpose of computing basic earnings per share	11,099	94,272	6,098

After-tax equivalent of interest expense on convertible notes and exercisable warrants	565	430	-

Net earnings used for purposes of computing diluted net earnings per share	11,664	94,702	6,098

Basic weighted average number of shares outstanding at the end of period used for purpose of computing basic earnings per share	37,301	46,810	48,944

Dilutive effect of stock options	934	1,112	922

Dilutive effect of convertible notes and exercisable warrants	2,429	781	92

Dilutive weighted average number of shares outstanding	40,664	48,703	49,958

Net earnings per share:
Basic	0.30	2.01	0.12

Diluted	0.29	1.94	0.12

NOTE S Disclosures about Segments and Related Information

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 54.36% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

	Front-end	Back-end	Total

Year ended 31 December, 1999
Net sales to unaffiliated customers	181,737	232,758	414,495

Earnings (loss) from operations	(805)	40,160	39,355

Net interest and other financial income (expenses)	(6,841)	(1,767)	(8,608)

Income tax	(141)	(1,133)	(1,274)

Gain on dilution of investment in subsidiary	145	—	145

Minority interest	—	(18,519)	(18,519)

Net earnings (loss)	(7,642)	18,741	11,099

Capital expenditures	8,996	21,591	30,587

Depreciation and amortization	8,964	15,523	24,487

Total assets	182,268	242,767	425,035

Short-term debt	88,953	22,943	111,896

Long-term debt	7,997	—	7,997

Year ended 31 December, 2000
Net sales to unaffiliated customers	379,283	555,929	935,212

Earnings from operations	34,520	157,252	191,772

Net interest and other financial income (expenses)	(5,560)	3,965	(1,595)

Income tax	(12,176)	(10,654)	(22,830)

Gain on dilution of investment in subsidiary	1,822	—	1,822

Minority interest	—	(71,107)	(71,107)

Net earnings before cumulative effect of change in accounting principle	18,606	79,456	98,062

Capital expenditures	48,018	23,348	71,366

Depreciation and amortization	17,850	34,373	52,223

Total assets	376,852	401,088	777,940

Short-term debt	44,616	4	44,620

Long-term debt	31,660	—	31,660

Year ended 31 December, 2001
Net sales to unaffiliated customers	336,625	224,439	561,064

Earnings (loss) from operations	(3,771)	28,022	24,251

Net interest and other financial income (expenses)	(4,983)	3,999	(984)

Income tax	(2,156)	(2,555)	(4,711)

Gain on dilution of investment in subsidiary	915	—	915

Minority interest	—	(13,373)	(13,373)

Net earnings (loss)	(9,995)	16,093	6,098

Capital expenditures	49,691	21,872	71,563

Depreciation and amortization	20,894	21,869	42,763

Total assets	441,165	315,900	757,065

Short-term debt	14,259	4,151	18,410

Long-term debt	142,448	—	142,448

There are no inter-segment transactions, other than charges for management services, which are based on actual cost. The accounting policies used to measure the net earnings and total assets in each segment are identical to those used in the Consolidated Financial Statements. The measurement methods used to determine reported segment earnings are consistently applied for all periods presented. There were no asymmetrical allocations to segments.

Segmentation of the business by geographic area, in which the Company has operating units, in sales to unaffiliated customers and fixed assets is summarized as follows:

	Europe	United States	Far East	Japan	Corporate	Consolidated
Year ended December 31, 1999
Net sales to unaffiliated customers	49,299	55,650	231,471	78,075	—	414,495

Fixed assets	8,345	9,230	87,048	20,370	7,941	132,934

Year ended December 31, 2000

Net sales to unaffiliated customers	91,737	126,371	554,509	162,595	—	935,212

Fixed assets	9,988	9,821	106,715	23,657	70,500	220,681

Year ended December 31, 2001

Net sales to unaffiliated customers	123,365	120,263	221,494	95,942	—	561,064

Fixed assets	21,512	29,504	110,763	27,408	92,441	281,628

In 2001 one single customer accounted for 7.2% of the total net sales. In 2000 one single customer accounted for 14.2% of total net sales. In 1999 one single customer accounted for 11.0 % of total net sales.

NOTE T Selected Operating Expenses and Additional Information

Aggregate cash compensation paid or accrued by ASMI for the Management Board of the Company was € 1,366 in 1999, € 1,925 in 2000 and € 2,154 in 2001. Aggregate compensation for the members of the Supervisory Board amounted to € 59 in 1999, € 61 in 2000 and € 68 in 2001.

Personnel expenses for employees were as follows:

	Year ended December 31,

	1999	2000	2001

Wages, salaries and social charges	105,137	178,427	151,902

Pensions	3,225	5,756	7,215

	108,362	184,183	159,117

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	Year ended December 31,

	1999	2000	2001

The Netherlands	226	284	355

Other European countries	53	103	146

United States of America	254	279	343

Far East	4,026	5,622	5,558

Japan	180	203	223

	4,739	6,491	6,625

NOTE U Related Party Transactions

In December 1999, the Company acquired 24.0% of the outstanding equity of NanoPhotonics AG, a German supplier of precision metrology equipment, for € 407, and our Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics AG. The Company has a five-year option to purchase the 44.5% interest from our Chief Executive Officer at the same price he paid for his interest in the initial transaction. At December 31, 2000 and December 31, 2001, the Company has provided NanoPhotonics with additional financing of € 372 and € 1,176, respectively. In 2000 and 2001 the Company purchased equipment and materials from NanoPhotonics in the amount of € 150 and € 700, respectively.

In December 1997, the Company loaned its Chief Operating Officer Front-end operations € 227 at an average interest rate for 2001 of 4.2%. This interest-bearing loan is outstanding at December 31, 2001 and is repayable upon the exercise of stock options.

In March 2000, the Company made an interest-bearing loan of € 2,175 to its Chief Executive Officer in connection with the exercise of stock options at an average interest rate for 2001 of 5.4%. The loan is outstanding at December 31, 2001 and is secured by the shares received in the stock option exercise. The Company has custody of the shares until the loan is repaid.

The Chairman of the Supervisory Board, Mr. van den Hoek is a partner in the European law firm of Stibbe. Another partner at Stibbe serves as the Company’s general legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies.

In October 2001, the Company entered into a strategic alliance with and made a 15.4% equity investment of € 20,278 in NuTool, Inc., a privately held semiconductor technology company located in Milpitas, California. The purchase price of the investment was determined amongst others by reference to prices paid by other recent strategic investors. NuTool, Inc. provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The strategic alliance with NuTool, Inc. provides us with more competitive solutions to address the industry’s transition to copper metalization. The Company has a seat in the Board of NuTool, Inc. No other transactions occurred in 2001.

Exhibit Index

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:

1.1	English translation of ASM International N.V.’s Compiled Articles of Association, as amended	Exhibit 3.1 to Registrant’s 6-K filed on November 6, 2001

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.2	Debenture Purchase Agreement Part 1	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.3	Debenture Purchase Agreement Part 2	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.4	Zero Coupon Debenture	Exhibit 4.3 to the Registrant’s Form F-3 filed on December 13, 1999

4.5	Common Stock Purchase Warrant	Exhibit 4.4 to the Registrant’s Form F-3 filed on December 13, 1999

4.6	Supplemental Common Stock Purchase Warrant	Exhibit 4.5 to the Registrant’s Form F-3 filed on December 13, 1999

4.7	Registration Rights Agreement	Exhibit 4.6 to the Registrant’s Form F-3 filed on December 13, 1999

4.8	Equity Line Financing Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 6, 2000	Exhibit 23.1 to Registrant’s 6-K filed on September 6, 2000

4.9	Amendment No. 1 to the Equity Line Agreement between ASM International N.V. and Canadian Imperial Holdings Inc.	Exhibit 4.9 to Registrant’s 20-F filed on March 9, 2001

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:

4.10	Credit Agreement among ASM International N.V., Canadian Imperial Bank of Commerce and Advanced Semiconductor Materials (Netherlands Antilles) N.V. dated July 6, 2000	Exhibit 23.2 to Registrant’s 6-K filed on September 6, 2000

4.11	Amendment No. 1 to the Credit Agreement among ASM International N.V. and Canadian Imperial Bank of Commerce, Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Exhibit 4.11 to Registrant’s 20-F filed on March 9, 2001

4.12	Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 6, 2000	Exhibit 23.3 to Registrant’s 6-K filed on September 6, 2000

4.13	Amendment No. 1 to the Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc.	Exhibit 4.13 to Registrant’s 20-F filed on March 9, 2001

4.14	Security Agreement among ASM International N.V., Advanced Semiconductor Materials (Netherlands Antilles), N.V. and Canadian Imperial Bank of Commerce dated July 6, 2000	Exhibit 23.4 to the Registrant’s 6-K filed on September 6, 2000

4.15	Supplement No. 1 to the Security Agreement between ASM International N.V. , Advanced Semiconductor Materials (Netherlands Antilles), N.V. and Canadian Imperial Bank of Commerce	Exhibit 4.15 of Registrant’s 20-F filed on March 9, 2001

10.1	Auditor’s Consent		X