Form 20-F/A
period 2001-12-31
ASM INTERNATIONAL N V
filed 2002-05-10
CIK 351483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

         Item 17                 Item 18

         This amendment to the ASM International N.V. Form 20-F filed March 28, 2002 amends Part III, Item 19 (Exhibits) to include additional exhibits.

Part III

Item 19. Exhibits

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English translation of ASM International N.V.’s Compiled Articles of Association, as amended	Exhibit 3.1 to Registrant’s 6-K filed on November 6, 2001

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.2	Debenture Purchase Agreement Part 1	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.3	Debenture Purchase Agreement Part 2	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.4	Zero Coupon Debenture	Exhibit 4.3 to the Registrant’s Form F-3 filed on December 13, 1999

4.5	Common Stock Purchase Warrant	Exhibit 4.4 to the Registrant’s Form F-3 filed on December 13, 1999

4.6	Supplemental Common Stock Purchase Warrant	Exhibit 4.5 to the Registrant’s Form F-3 filed on December 13, 1999

4.7	Registration Rights Agreement	Exhibit 4.6 to the Registrant’s Form F-3 filed on December 13, 1999

4.8	Equity Line Financing Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 6, 2000	Exhibit 23.1 to Registrant’s 6-K filed on September 6, 2000

4.9	Amendment No. 1 to the Equity Line Agreement between ASM International N.V. and Canadian Imperial Holdings Inc.	Exhibit 4.9 to Registrant’s 20-F filed on March 9, 2001

4.10	Credit Agreement among ASM International N.V., Canadian Imperial Bank of Commerce and Advanced Semiconductor Materials (Netherlands Antilles) N.V. dated July 6, 2000	Exhibit 23.2 to Registrant’s 6-K filed on September 6, 2000

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:

4.11	Amendment No. 1 to the Credit Agreement among ASM International N.V. and Canadian Imperial Bank of Commerce, Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Exhibit 4.11 to Registrant’s 20-F filed on March 9, 2001

4.12	Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc. dated July 6, 2000	Exhibit 23.3 to Registrant’s 6-K filed on September 6, 2000

4.13	Amendment No. 1 to the Registration Rights Agreement between ASM International N.V. and Canadian Imperial Holdings Inc.	Exhibit 4.13 to Registrant’s 20-F filed on March 9, 2001

4.14	Security Agreement among ASM International N.V., Advanced Semiconductor Materials (Netherlands Antilles), N.V. and Canadian Imperial Bank of Commerce dated July 6, 2000	Exhibit 23.4 to the Registrant’s 6-K filed on September 6, 2000

4.15	Supplement No. 1 to the Security Agreement between ASM International N.V. , Advanced Semiconductor Materials (Netherlands Antilles), N.V. and Canadian Imperial Bank of Commerce	Exhibit 4.15 of Registrant’s 20-F filed on March 9, 2001

4.16	Purchase Agreement dated November 14, 2001 between ASM International N.V. and CIBC World Markets Corp. for purchase of $100 million of 5% Convertible Subordinated Notes		X

4.17	Indenture Agreement dated November 19, 2001 and Citibank, N.A. relating to 5% Convertible Subordinated Notes		X

10.1	Auditor’s Consent	Exhibit 10.1 to the Form 20-F filed March 28, 2002

SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ASM INTERNATIONAL N.V.

Date: May 10, 2002	/s/ Arthur H. Del Prado

Arthur H. del Prado

Managing Director and

Chief Executive Officer