Form 20-F
period 2002-12-31
ASM INTERNATIONAL N V
filed 2003-04-17
CIK 351483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

[X]	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to .

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

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 49,370,308 common shares; no preferred shares.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes  [x]                  No  [  ]

     Indicate by check mark which financial statement item the registrant has elected to follow:

     Item [17]               Item 18  [x]

Part I.

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Consolidated Financial Data

     You should read the following selected financial data in conjunction with “Operating and Financial Review and Prospects” and our financial statements and the notes thereto included elsewhere in this report. The selected consolidated financial data presented below as of December 31, 2001 and 2002 and for each of the three years ended December 31, 2002 have been derived from the audited consolidated financial statements of ASM International included elsewhere herein. The selected consolidated financial data presented below as of December 31, 1998, 1999 and 2000 and for each of the two years in the period ended December 31, 1999 have been derived from the audited consolidated financial statements of ASM International which are not included herein.

	1998	1999	2000	2001	2002

	(Euros in thousands, except per share data (1))
Consolidated Statements of Operations Data:
Net sales	€288,111	€414,495	€935,212	€561,064	€518,802
Costs of sales	(179,326)	(244,485)	(518,027)	(337,743)	(328,077)

Gross profit	108,785	170,010	417,185	223,321	190,725
Operating expenses:
Selling, general and administrative	(59,924)	(83,170)	(147,318)	(111,851)	(108,393)
Research and development, net	(36,277)	(47,145)	(73,800)	(79,661)	(88,334)
Amortization of goodwill	(93)	(340)	(4,295)	(7,558)	—
Total operating expenses	(96,294)	(130,655)	(225,413)	(199,070)	(196,727)

Earnings (loss) from operations	12,491	39,355	191,772	24,251	(6,002)

Net interest and other financial income (expenses)	(5,350)	(8,608)	(1,595)	(984)	(10,416)
Income taxes	(648)	(1,274)	(22,830)	(4,711)	1,165
Minority interest	(6,485)	(18,519)	(71,107)	(13,373)	(15,890)
Gain on dilution of investment in subsidiary	224	145	1,822	915	1,281

Net earnings (loss) before cumulative effect of change in accounting principle	232	11,099	98,062	6,098	(29,862)
Cumulative effect of change in accounting principle, net of tax(2)	—	—	(3,790)	—	—

Net earnings (loss)	€232	€11,099	€94,272	€6,098	€(29,862)

Basic net earnings (loss) per share from operations	€0.37	€1.06	€4.10	€0.50	€(0.12)
Diluted net earnings (loss) per share from operations	€0.36	€0.98	€3.95	€0.49	€(0.12)
Basic net earnings (loss) per share:
Before cumulative effect of change in accounting principle	€0.01	€0.30	€2.09	€0.12	€(0.61)
Cumulative effect of change in accounting principle(2)	—	—	(0.08)	—	—

After cumulative effect of change in accounting principle	€0.01	€0.30	€2.01	€0.12	€(0.61)

Diluted net earnings (loss) per share:
Before cumulative change of accounting principle	€0.01	€0.29	€2.02	0.12	(0.61)
Cumulative change of accounting principle	—	—	(0.08)	—	—

After cumulative effect of change in accounting principle	€0.01	€0.29	€1.94	€0.12	€(0.61)

Basic weighted average number of shares	33,794	37,301	46,810	48,944	49,170
Diluted weighted average number of shares	34,743	40,664	48,703	49,958	49,170

	1998	1999	2000	2001	2002

Pro forma amounts assuming the new accounting principle is applied retroactively (2)
Net earnings (loss)	€585	€8,881	€98,062	€6,098	€(29.862)
Net earnings (loss) per share:
Basic	€0.02	€0.24	€2.09	€0.12	€(0.61)
Diluted	€0.02	€0.23	€2.02	€0.12	€(0.61)

	December 31,

	1998	1999	2000	2001	2002

	(Euros in thousands (1))
Consolidated Balance Sheet Data:
Cash and cash equivalents	11,724	14,153	106,805	107,577	70,991
Total assets	282,950	425,035	777,940	757,065	653,841
Total debt	148,756	119,893	76,280	160,858	147,057
Total shareholders’ equity	20,464	65,552	308,322	320,910	265,542

(1)         Amounts prior to January 1, 1999 were restated from Netherlands guilders into euros using the fixed exchange rate as of January 1, 1999 (€ 1.00 = NLG 2.20371). The comparative amounts reported in euros depict the same trends as would have been presented if the Company had continued to present amounts in Netherlands guilders. Amounts prior to January 1, 1999 are not comparable to the amounts of other companies that report in euros having restated amounts from a different currency than Netherlands guilders.

(2)         The cumulative effect of the change in the accounting principle relates to the effect on prior years of the impact of the adoption of SEC Staff Accounting Bulletin 101, effective as of January 1, 2001, which sets forth guidelines on the timing of revenue recognition of sales. The pro forma amounts presented assume that these accounting principles were applied retroactively.

Exchange Rate Information

     The following table sets forth, for each period indicated, the high and low exchange rates based on the noon buying rate of New York City for cable transfers payable in Euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.” On February 18, 2003, the noon buying rate was 1.0708 United States dollar per euro.

US Dollar Equivalent of Euro
(except where noted)

	Months of

	8/02	9/02	10/02	11/02	12/02	1/03

High	.9882	.9959	.9881	1.0139	1.0485	1.0861
Low	.9640	.9685	.9708	.9895	.9927	1.0361

	Years Ended December 31,

	1998		1999	2000	2001	2002

Average High/Low exchange rate (1)	1.1224	(2)	1.0588	0.9207	0.8909	0.9453

(1)	Average high/low exchange rate calculation is based on the average of the exchange rates on the last day of each month during the year.

(2)	Exchange rate is given in United States dollar per European Currency Unit for 1998.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. (“ASM Pacific Technology”), business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products and product shipment dates. These statements may be found under “Operating and Financial Review and Prospects,” and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in “Item 4. Information on the Company” and the following discussions of risks.

RISKS RELATED TO OUR INDUSTRY

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

     We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. The current downturn has lasted longer than past cycles and the market remains volatile and hard to predict. Semiconductor manufacturers may contribute to the serenity of these cycles by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

     Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products, including subassemblies, which we cannot sell. During periods of extended downturn, a portion of our inventory may be written down if it is not sold.

     Industry upturns have been characterized by abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

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

     We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, and/or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

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

We face intense competition and potential competition from companies which have greater resources than we do, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

     We face intense competition in both the Front-end and Back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the Front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the Back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

     We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of owning our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	responses of our competitors to changing market and economic conditions; and

•	price of our products and our competitors’ products.

     Some of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

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

     Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 13.9% and our ten largest customers accounted for 39.6% of our net sales in 2002. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth, and if we are unable to obtain such funds, we may not be able to expand our business as planned.

     In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2003. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

     If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

     If we are unable to raise needed additional funds, we may have to reduce the amount we spend on research and development, slow down our introduction of new products, reduce capital expenditures necessary to support future growth and/or take other measures to reduce expenses which could limit our growth and ability to compete.

The sale of common stock pursuant to our equity line may dilute the interests of other security holders.

     Under our equity line financing agreement with Canadian Imperial Holdings, Inc., we may sell up to US$ 65.0 million in the aggregate of our common shares. We may sell up to US$ 10.0 million of our common shares (but not more than 25% of the previous week’s trading volume) as often as every five business days. The purchase price of the shares will be equal to 95.5% of the simple average of the daily volume weighted average sale price during the five trading days preceding the date of sale. Because the price of the shares that may be sold under the equity line is based on the market value of the common shares at the time of the sale, the number of shares sold will be greater if the price of the common shares declines, which would cause greater ownership dilution. The equity line agreement does not limit the price at which common shares may be sold.

     The total number of shares that may be issued under the equity line depends on the market price of our common shares at the time that the shares are sold and whether we choose to sell shares, although under no circumstances can we sell an aggregate number of shares greater than 19.9% of the number of common shares outstanding at July 2, 2002, or 9,781,250 shares. Our decision to choose to sell all possible shares under the equity line would be influenced by, among other things, whether it is in the best interests of the shareholders to sell at lower market prices. We registered 4,330,446 common shares for sale with the Securities and Exchange Commission, which represented 8.77% of our outstanding common shares as of December 31, 2002.

The sale of material amounts of our common shares could reduce the price of our common stock and encourage short sales.

     Sales of our common stock under our equity line may cause the price of our common shares to decrease due to the additional selling pressure in the market. In addition, this downward pressure on our stock price could cause some market participants to engage in short sales of our common shares, which may cause the price of our stock to decline even further. The equity line agreement does not impose a minimum price at which our common shares may be sold. If the price of our common shares declines below the Nasdaq National Market minimum bid requirement, our continued listing on the Nasdaq National Market could be jeopardized.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

     ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2002, we owned 54.11% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Netherlands Antilles N.V., a Netherlands Antilles company, and the remaining 45.89% was owned by the public.

     Although three of the five directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

     In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows is derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would negatively impact the cash position of our Front-end segment for that year and reduce cash available to service our indebtedness. Cash dividends received from ASM Pacific Technology totaled € 15.4 million, € 35.7 million, and € 29.5 million in 2000, 2001, and 2002, respectively.

     The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all three of the affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

     As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. For example, under the Hong Kong Takeover Code, we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

Our reliance on a primary supplier could result in disruption of our operations.

     We outsource a substantial majority of the manufacturing of our Front-end business to a single supplier, Philips High Tech Electronics Group (formerly Philips Machinefabrieken Nederland B.V.) based in the Netherlands. Purchases from Philips represented approximately 24.9% of our total cost of sales in the Front-end segment in fiscal 2002. A limited portion of this amount represents manufacturing for which Philips is the sole supplier. We are in the process of developing additional internal and external sources of supply for these manufacturing processes in the future. If Philips were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to new customers which could limit our growth in sales and market share.

     We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer currently using another supplier’s equipment. Our inability to sell our products to potential customers who currently use another supplier’s equipment could adversely affect our ability to increase revenue and market share.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties; claims or litigation regarding intellectual property rights could require us to incur significant costs.

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

          In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We are currently involved in patent litigation proceedings in the United States with Applied Materials, Inc. involving claims and counter-claims over certain patent infringement and in April 2003 we and our subsidiary, ASM America, entered into a binding memorandum of settlement settling mutual patent infringement claims between ASM America and Genus, Inc. See Note O of Notes to Consolidated Financial Statements contained elsewhere in this report. These claims involving Applied Materials are unrelated to our 1997 settlement with Applied Materials discussed below. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Patent litigation can result in substantial cost and diversion of effort by us, which may adversely affect our business, financial condition and operating results.

          Claims that our products infringe the proprietary rights of others would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. Such claims, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. Regardless of the outcome, patent infringement litigation is time-consuming and expensive to resolve and diverts management time and attention.

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

We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.

          In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc., which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return, we agreed to pay Applied Materials US$ 80.0 million and to grant it a worldwide, non-exclusive license to use a number of our patents that we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. In addition, the settlement agreement includes covenants for limited periods during which the parties will not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants last for different periods of time for different products and have already expired as to some products. Applied Materials can file new litigation after these covenants expire. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses and covenants not to sue included in the agreement.

          We are currently involved in patent infringement litigation with Applied Materials involving claims that are unrelated to and patents which are not the subject of our settlement agreement with Applied Materials. Additional litigation with Applied Materials regarding other matters or the operation of the settlement agreement itself could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position.

We operate worldwide; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

          We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in the People’s Republic of China and Malaysia. We are subject to risks inherent in doing business internationally. In particular, the September 11, 2001 attacks in New York and Washington, D.C. disrupted commerce throughout the United States and other parts of the world. The continued threat of similar attacks throughout the world and military action taken and to be taken by the United States and other nations in Iraq and elsewhere, as well as the threat of military confrontation on the Korean peninsula, may cause significant disruption to commerce throughout the world. In addition, the recent outbreak of severe acute respiratory syndrome (SARS) in the People’s Republic of China and concerns overs its spread in Asia and elsewhere could have a similar negative effect on business activity. Given the importance of our Asia sales, manufacturing operations and supply relationships, especially in the People’s Republic of China, our business may be more exposed to this risk than the global economy generally. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected. We are unable to predict whether these risks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

          We are subject to other risks related to international business, including:

•	unexpected changes in regulatory requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	fluctuations in exchange rates and currency controls;

•	political conditions and instability, particularly in the countries in which our manufacturing facilities are located;

•	economic conditions and instability;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

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

          Product liability claims may be asserted with respect to our products. Although we currently have product liability insurance, we cannot assure you that we have obtained sufficient insurance coverage, that we will have sufficient insurance coverage in the future or that we will have sufficient resources to satisfy any product liability claims should our insurance coverage be unavailable, insufficient or denied.

Environmental laws and regulations may expose us to liability and increase our costs.

          Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In February 2003, the European Commission published a directive on waste electrical and electronic equipment (“WEEE”). In principal, the directive results in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection separation of WEEE by August 13, 2004. Producers of WEEE will have to provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE by August 13, 2005. A further proposal of the European Commission provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. These measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials. Our customers may require us to conform to the new standards in advance of their implementation by the European Union Member States.

          As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

Although we currently are a 54.11% shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours; moreover, if we cease to own 50.1% of its shares we would be in default under our revolving credit facility. Either of these events would have a significant negative effect on our consolidated net earnings from operations and liquidity.

          We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. In addition, decrease in our equity ownership interest in ASM Pacific Technology below 50.1% is an event of default under our € 60.0 million revolving credit facility. These events would have a significant negative effect on our consolidated earnings from operations and liquidity, although our net earnings would be reduced only by an amount that reflects the reduction of our ownership interest in ASM Pacific Technology.

          We maintain our majority interest in ASM Pacific Technology by purchasing shares from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees as an incentive. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares are issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could further be diluted if ASM Pacific Technology issues additional equity. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of a majority of shareholders, which means that, at present, our approval would be required. Although we intend to continue to purchase shares of ASM Pacific Technology if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources at that time.

Our directors and officers control approximately 25% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of directors, and may make it more difficult for a shareholder group to remove or elect directors not supported by management.

          Our directors and officers controlled approximately 25% of our voting power as of December 31, 2002. Accordingly, in the event they were to vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they would have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

Any investments we may make could disrupt our business and harm our financial condition.

          We intend to consider investments in complementary businesses, products or technologies. In the third quarter of 2001, we invested US$ 18.0 million (€ 20.3 million) in NuTool, Inc., a semiconductor equipment company that develops copper deposition technologies. In 2001, we also entered into a strategic technology and marketing agreement with Genitech, Inc. in which we committed to provide US$ 5.0 million over a period of three years for technology development. While we have no other current agreements or specific investment plans, we may acquire businesses, products or technologies in the future. In the event of any future acquisitions, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur impairment expenses related to goodwill and other intangible assets; or

•	incur large and immediate accounting write-offs.

Our operation of any acquired business will also involve numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience; and

•	potential loss of key employees, particularly those of the acquired organizations.

          We may not be able to successfully integrate any businesses, products or technologies or personnel that we might acquire in the future and also may not realize any anticipated benefits from those acquisitions.

Our anti-takeover provisions may prevent a beneficial change of control.

          Our shareholders have granted to Stichting Continuïteit ASM International, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7 – Major Shareholders and Related Party Transactions.

          These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

We must offer a possible change of control transaction to Applied Materials, Inc. first.

          Pursuant to our 1997 settlement agreement with Applied Materials, Inc., one of our competitors,

as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Our stock price has fluctuated and may continue to fluctuate widely.

          The market price of our common shares has fluctuated substantially in the past. Between January 1, 2002 and December 31, 2002, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of US$ 6.48 to a high of US$ 28.92. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report.

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

          Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. Our executive offices and the majority of our assets are located outside the United States. In addition, most of the members of our management board and supervisory board and executive officers are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our management board or supervisory board or our executive officers or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States, in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities that derive from the United States securities laws.

Item 4. Information on the Company

          The Information in this Item 4 should be read in conjunction with the risks discussed under Item 3.D. “Risk Factors.”

          As used in this report, the terms “we,” “us,” “our,” “ASM” and “ASM International” mean ASM International N.V. and its subsidiaries, unless the context indicates another meaning, and the term “common shares” means our common shares, par value € 0.04 per share. Since we are a Netherlands company, the par value of our common shares is expressed in euros (“€”).

A. History and Significant Transactions

          ASM International N.V. was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was known as Advanced Semiconductor Materials International N.V. until November 1996. Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands. Our telephone number at that location is (011) (31) 30 229 84

11.     Our authorized agent in the United States is our subsidiary, ASM America, Inc., a Delaware corporation, located at 3440 East University Drive, Phoenix, Arizona 85034.

          Effective in July 1999, we purchased all of the outstanding shares of Microchemistry, a company located in Finland, for a € 3.9 million promissory note convertible at US$ 10.00 per share into our common shares and renamed the company ASM Microchemistry. Prior to our purchase, Microchemistry developed the process to grow or deposit films one layer at a time by means of a process called Atomic Layer Chemical Vapor Deposition (“ALCVD”), and marketed ALCVD processes to manufacturers of flat panel displays and tape magnetic head products. Following our acquisition, ASM Microchemistry is shifting its focus to manufacturers of semiconductor devices.

          In December 1999, we purchased a 24.0% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment for € 407,000. The technology supplied by NanoPhotonics allows for the integration of high-resolution, ellipsometric thin film metrology directly in a wafer-processing tool. This investment has enhanced our ability to equip our batch and single wafer equipment with integrated thin film metrology.

          In early July 2000, we acquired 4.7% of the outstanding shares of ASM Pacific Technology, our Back-end subsidiary, for US$ 67.3 million (€ 73.0 million) in cash. The financing of this acquisition came from our own cash resources and from the loan facility we received from Canadian Imperial Bank of Commerce (“CIBC”) of which we used US$ 69 million.

          In October 2001, we entered into a strategic alliance with and made an equity investment in NuTool, Inc., a privately held semiconductor technology company located in Milpitas, California. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. We made a total equity investment of US$ 18.0 million (€ 20.3 million), giving us an equity interest of approximately 15.4%.

B. Business Overview

Introduction

          We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the Front-end and Back-end segments of the semiconductor manufacturing industry. Front-end equipment performs various fabrication processes in which multiple thin films, or layers, of electronically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We believe that the Front-end and Back-end react differently to market forces in the highly cyclical semiconductor industry and that operating in both segments reduces the impact of business cycles on our operations.

          Our Front-end facilities in the Netherlands, the United States and Japan enable us to interact closely with customers in the world’s major semiconductor design and wafer processing markets: Europe, North America and Asia. Our products in the Front-end market segment grow or deposit thin films onto wafers primarily using a process called chemical vapor deposition, or CVD. CVD deposits films on the wafer’s surface through chemical reactions using gases at high temperatures. Front-end operations accounted for 60.0% of our net sales in 2001 and 51.4% of our net sales in 2002.

          Our Back-end business is conducted through our facilities in Hong Kong, Singapore, the People’s Republic of China and Malaysia, close to where most assembly and packaging operations are located. Our products in the Back-end market assemble and package individual dies into finished semiconductor devices using stand alone and automated lines of equipment. We also manufacture leadframes, copper carriers on which dies are mounted as part of the Back-end assembly process. We are in the process of relocating our leadframe facilities from Hong Kong to mainland China. Back-end operations accounted for 40.0% of our net sales in 2001 and 48.6% of our net sales in 2002.

          Our Front-end business is conducted through wholly-owned subsidiaries, the most significant of which are ASM Europe B.V., located in the Netherlands, ASM America, Inc., located in the United States, and ASM Japan K.K., located in Japan. Our Back-end business is conducted through a majority-owned subsidiary, ASM Pacific Technology, with principal operations in Hong Kong, Singapore and the People’s Republic of China. As of December 31, 2002, we owned 54.11% of the outstanding equity of ASM Pacific Technology.

Industry and Products

     General

          The Semiconductor and Semiconductor Equipment Industries

          Semiconductor devices are the key enablers of the electronic age. Starting with the invention of the transistor, constant advances in design and manufacture of these devices have made possible the extraordinary variety of smart products widely available today but unheard of just a few years ago. Two products in particular were spawned by the evolution in semiconductor technology: the personal computer and the mobile telephone, which together have revolutionized communication and information sharing. These products were made possible by advances in integrated circuits (large numbers of individual transistors and components designed as a system) that allow increasingly large numbers of operations to be performed by increasingly small devices in decreasing fractions of a second. The markets for personal computers and mobile phones demand increased performance and functionality. This, plus the constant increase in the number of applications for semiconductor devices, has created continuing demand for devices that are smaller, faster, more energy efficient and cheaper. The mobile phone and other wireless communication devices have accelerated this demand because smaller size and lower power consumption are particularly important.

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

          The primary focus in achieving better performing integrated circuits has been to reduce the size of individual transistors to increase the number of transistors that can fit within a given size device. Shrinking also reduces the power needed to activate the transistors and increases speed by reducing the distance between, and within, transistors. The primary focus in reducing cost has been to increase the size of the wafer (the silicon substrate upon which semiconductors are built) so that more devices can be produced in each production cycle. In order to implement these advances in technology through shrinking devices or increasing wafer size, device manufacturers must upgrade their equipment. As a result, semiconductor equipment companies develop tools along a broadly defined technology roadmap and once tools for each step of the new production process have been established, semiconductor manufacturers can build new lines to incorporate the latest technology. Because semiconductor manufacturers are subject to business and consumer purchase patterns that are driven by demand for new products or applications and larger macroeconomic factors, they attempt to time the large increase in supply created by a new fabrication facility with the demand factors for their end products. The inherent difficulty in matching new supply and the ever-shortening product life-cycles results in the high volatility associated with the semiconductor industry.

          Semiconductor equipment sales depend significantly upon the level of capital expenditures by semiconductor manufacturers, which in turn depends significantly upon the current and anticipated market supply and demand for semiconductor devices and products using semiconductor devices. Growth in the semiconductor market is being fueled by expanding end-user demand for smaller, less-expensive and better-performing electronic products which has led to an increased concentration of semiconductor devices in electronic products.

Semiconductor Manufacturing Processes

          The semiconductor equipment market is composed of two segments: the Front-end and the Back-end. The Back-end is also referred to as assembly and packaging. In the Front-end, three subsegments can be considered: wafer manufacturing, Front-End-of-Line (FEOL) wafer processing and Back-End-of-Line (BEOL) wafer processing.

          In the wafer manufacturing segment a large single crystal of very pure silicon is grown from molten silicon. The crystal is then sliced into a large number of thin slices, or wafers, of single crystalline silicon. These slices are polished to an atomic level flatness before the next steps are executed. For advanced applications, some layers are deposited on the wafer for later use, either by epitaxy or diffusion/oxidation (see below). Epitaxial wafers are even flatter and contain less defects at the surface than polished wafers. Some wafers are made with an embedded electrically insulating layer, such as silicon oxide, just below a very thin top layer of pure silicon. These special wafers are called Silicon-on Insulator or SOI wafers and will be used in the near future for very advanced microprocessors. The finished wafers, still without pattern on them, are shipped to the integrated device manufacturers’ wafer processing factories or “fabs.”

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

          The primary steps involved in wafer processing are described below. These steps are repeated depending on the function of the device which determines its complexity. Complex microprocessors typically are composed of more than 50 layers of conducting, insulating or semiconducting material.

          ASM is mostly active in the deposition processes, i.e. those steps which involve creation of insulating, conducting and semiconducting layers on the wafer surface.

•	Atomic Layer Deposition (ALD) is an advanced technology which deposits single atomic layers on wafers one at a time at low temperatures. This process is used to create ultra-thin films of exceptional quality and flatness.

•	Chemical Mechanical Polishing (CMP) is a technology which planarizes, or levels, layers deposited on wafers by polishing them with a chemical solution called slurry. Planarization reduces the vertical height differences of the various layers. This increases the number of layers which can be processed without introducing reliability problems.

•	Chemical Vapor Deposition (CVD) is a technique in which one or more gaseous reactors are used to form a solid insulating or conducting layer on the surface of a wafer. Several forms of CVD exist, each used for a particular application. These different forms are explained below.

•	Clean removes undesirable contaminants from the wafer’s surface.

•	Diffusion and Oxidation are high-temperature processes that change the electrical characteristics of layers. Diffusion is used to make impurities introduced by ion implantation electrically active. Oxidation forms a silicon oxide layer on the wafer’s surface, which acts as an insulative or protective layer over the wafer’s surface.

•	Electro Chemical Mechanical Deposition (ECMD) deposits a layer of metal through a process called electroplating, while simultaneously planarizing the surface.

•	Epitaxy involves the deposition of silicon or silicon compounds on the wafer, continuing and perfecting the crystal structure of the bare wafer underneath. Epitaxy improves the electrical characteristics of the wafer surface, making it suitable for highly complex microprocessors and memory devices.

•	Etch reproduces the pattern imprinted by lithography by removing excess material from the uppermost layer of the wafer.

•	Ion Implantation is a process in which wafers are bombarded with ions to introduce dopant atoms, or impurities, into the wafer to improve its electrical characteristics. Silicon conducts little or no electricity. In order to have electrical current within a layer, it is necessary to place small amounts of impurities into the layer.

•	Lithography is used to print the various layer patterns of the semiconductor device on the uppermost layer of the wafer. These patterns determine the functions of the semiconductor device.

•	Low Pressure Chemical Vapor Deposition (LPCVD) performs CVD under high temperature, low pressure conditions to deposit insulating or conductive layers.

•	Metal Organic Chemical Vapor Deposition (MOCVD) is a special CVD process which employs metal-organic compounds to deposit metal films. Metal-organic compounds are used to more easily turn the metals into a metal containing vapor.

•	Metrology is used to measure the width of lines on semiconductor devices, the thickness of layers, the surface profiles of layers, and certain electrical properties of layers.

•	Plasma Enhanced Chemical Vapor Deposition (PECVD) performs CVD by the use of a vapor containing electrically charged particles or plasma. The plasma makes the vapor more reactive.

•	Physical Vapor Deposition (PVD) deposits a thin layer of metal on the wafer surface for electrical contacts and wires through a process called “sputtering.”

•	Probing is a process in which electrical and functional tests are performed on each die and defective ones are marked.

•	Rapid Thermal Chemical Vapor Deposition (RTCVD) is a technique similar to LPCVD, but deposits a film on one wafer at a time.

•	Rapid Thermal Processing (RTP) is used to expose single wafers to heat over a short period of time.

          The Front-end process is complete when all of the layers have been deposited and patterned on the wafer. The introduction of even trace levels of foreign particles can make a device or even an entire wafer unusable. To reduce the level of foreign particles, Front-end processing is performed in clean rooms with ultra low contaminant levels. Once the Front-end processing is complete, the entire wafer is shipped to a Back-end facility where it is assembled, packaged and tested before final shipment of the semiconductor chip to the end customer. Back-end processes do not require the same level of contaminant control and are performed in different facilities than Front-end processes.

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

Industry Trends

          The continuous demand for smaller, faster and cheaper semiconductors drives the technology advances in the material fabrication process. The size of the transistors is measured by the individual feature sizes, or line widths, and current leading-edge devices are produced with line widths as small as 130 nanometers (one billionth of a meter). The industry will soon be ramping up from pilot to high volume production of devices with 90nm feature sizes and critical process equipment is now being developed and tested for line widths at or below 65 nm. Today, we support 130nm technology equipment and are supporting the 90nm technology ramp. In addition, we are working on developing 65nm and even some 45nm technology in our laboratories.

          In developing and piloting these advanced tools, the industry has encountered new physical barriers that require different solutions. In lithography, the most advanced light sources are based on 193nm wavelengths resulting in feature sizes that now are smaller than the wavelength of the light source. This is similar to painting a thin line with a thick brush. In order to increase transistor speeds, the focus has shifted to the interconnection layer between the transistors. This layer historically has been aluminum, but the superior performance of copper has resulted in a shift toward copper. Copper is not as easy to work with because it cannot be deposited using the same processes as aluminum. Instead, it must be electroplated. Additionally, copper can contaminate and needs to have a barrier layer placed around it to avoid contamination of the other layers. New methods of depositing ultra-thin layers, including Atomic Layer Deposition are being developed to address these challenges.

          The move to copper and low-k (high insulating) materials is still in its infancy, with less than a few percent of semiconductor wafers currently using copper connections. Most microprocessors with 90nm feature size transistors now use copper and low-k technology. The trend is toward harder dielectrics and lower k-values. Harder dielectrics are more resistant to the necessary polishing step. Still lower forces during the polishing step are desirable. NuTool, in which we have an equity investment, manufactures low force copper deposition and CMP equipment to address the need.

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

          An optimized holistic approach to wafer processing and assembly-packaging may become increasingly important in the not too distant future. As the only company in the industry with both Front-end and Back-end segments, ASM is uniquely positioned to benefit from further synergies between these segments, and to provide an ultimate seamless solution that could improve semiconductor production processes.

          The industry seeks to improve transistor performance as well by introducing new materials and device designs. For example, recently introduced Silicon-Germanium (SiGe) now is critical to the formation of high-frequency transistors used in broadband and wireless telecommunications. An even more advanced form of this process, Silicon Germanium Carbon, further reduces power consumption of RF chips, while maintaining operating frequency.

          The next generation of ultra-thin transistors will require new process technology such as the use of silicon-on-insulator, or SOI wafers. SOI is an advanced isolation technology, which will be used in advanced, low power microprocessors. Either on SOI wafers or on regular silicon wafers, layers of SiGe and strained Silicon are also deposited to further increase the speed of transistors. It has been found that electrons move faster through a strained Silicon layer. Strained Silicon technology also uses the SiGe knowledge developed for Bipolar Complementary Metal Oxide Semiconductor (BiCMOS) technology, thus effectively leveraging related research and development investments.

          For line-widths below 100 nm, new and extremely thin gate dielectrics are needed. New gate insulators of high-k dielectric materials, with reduced leakage, require atomic layer deposition. For electronic manufacturers, the lower power advantages provided by high-k gate insulator electronics will extend the battery-life of electronic products, which in turn will accelerate advances in portable electronics.

          Semiconductor manufacturers are also seeking to reduce the cost of producing semiconductor devices by increasing the diameter of the wafers on which the semiconductor devices are being layered. The maximum diameter of wafers is increasing from the current industry standard introduced in the early 1990s of 200mm, or eight inches, to 300mm, or twelve inches. The move toward larger wafer sizes is driven by cost efficiency, since a 300mm wafer holds more than 2.25 times more dies than a conventional 200mm wafer. Presently, most large semiconductor companies have committed to 300mm facilities or have teamed with others to undertake the 300mm transition.

          The industry faces the dual challenges of increasingly small line widths and larger wafer sizes. Historically, once a manufacturer has been designed into a production line it is very difficult for a new manufacturer to displace them. In the current environment however, the massive shifts in technology and size create an opportunity to replace incumbent suppliers. Most of the equipment for 90 nm technology has now been selected for ramp-up, and ASM is participating in this ramp with its platforms for vertical furnaces, epitaxy, and low-k materials. For 65 nm technology, we are fully involved in the industry leaders’ development programs. Thus our investments in technology over the last five years have provided us with a strong technology platform from which we have and, we believe, will continue to successfully compete for orders.

          To achieve improved yield, semiconductor equipment manufacturers have focused on in-process metrology as a way to isolate and improve specific steps in the manufacture of devices. The measurements conducted by metrology equipment are becoming a more integral part of the semiconductor manufacturing process. Semiconductor manufacturers are requiring equipment that can make more precise and new kinds of measurements, and provide results of these measurements faster by integration of the measurement tools into the processing equipment. We have responded by integrating certain metrology functions in our A412 vertical furnaces and plan to expand integrated metrology to more products.

          Technological developments in the Front-end process have resulted in the need for new technology in the Back-end process. The ability to place millions of transistors onto a thumbnail size device has created the opportunity to place entire systems on a chip. Instead of many individual components and simple circuits interconnected on a printed circuit board, these systems can now be constructed into one integrated circuit. In addition, computer systems are more interactive with the external environment and therefore require a greater number of input/output (I/O) pins. The challenge for Back-end equipment providers is to connect an increasing number of I/O pins on a package that is constantly decreasing in size. Wire bonding has been at the forefront of this transition as this process connects each of the I/O pins on the individual dies to the external package. Wire bonding must not only address decreasing wire diameters but also increasing throughput to reduce the overall cost of the device. For integrated circuits with very high I/O counts, the industry has developed ball grid array (BGA) and flip-chip packaging that use the entire surface of a die and not just the periphery of the device to attach I/Os. In addition, semiconductor manufacturers are looking to automation and integration of Back-end equipment as ways to reduce costs and increase productivity.

          We believe the steady advance of semiconductor technology in Front-end and Back-end processes will continue and will consequently drive the demand for new equipment systems.

Products

          We design, manufacture and sell products used in both Front-end wafer processing and Back-end assembly, packaging and materials. The following table sets forth the main manufacturing processes used in the Front-end and Back-end market segments and indicates the markets in which we participate.

FRONT-END			BACK-END

Deposition	Other Processes	Testing	Materials	Assembly	Packaging

Epitaxy*	Diffusion and Oxidation*	Metrology*	Leadframe Manufacture*	Die Separation	Encapsulation*

Low Pressure CVD* Rapid Thermal CVD, and Metal Organic CVD*	Ion Implantation	Probing	Manufacture of Other Materials	Die Bonding*	Package Plating

Plasma Enhanced CVD*	Lithography			Wire Bonding*	Trim and Form*

Atomic Layer Deposition and Plasma Enhanced ALD*	Etch			Unit* Inspection	Product Testing

Physical Vapor Deposition (PVD)	Clean**

Rapid Thermal Processing* (RTP)	Chemical Mechanical Polishing (CMP)***

Electro Chemical Mechanical Deposition (ECMD)***

*Indicates markets in which we participate.

**We participate by integrating advanced cleaning technologies into our deposition equipment.

***We participate through our investment in NuTool.

          Front-end Products

          We combine hardware, software and processes to develop innovative products for the creation of thin films on silicon wafers. These films, etched in certain well-defined sub-micron patterns, form transistors and interconnection circuitry connecting those transistors, see the discussion above under “Semiconductor Manufacturing Processes.” Our equipment controls the properties of such films and assures that they are deposited on atomically clean surfaces.

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

          The following table lists our principal Front-end equipment and the years in which initial production units were first made available to customers.

	KEY		YEAR
PRODUCT FAMILY	PROCESSES	PRODUCTS	INTRODUCED

Single Wafer Thermal CVD Systems	• Epitaxy • CVD • RTCVD	Epsilon® One(1) Thermal CVD System Epsilon® Two(1) Thermal CVD System Epsilon® 2000 Thermal CVD System Epsilon® 2500 Thermal CVD System Epsilon® 3000 (300mm) Thermal CVD System	1988 1990 1997 1997 1997

Vertical Batch Processing Systems	• LPCVD • Diffusion • Oxidation • ALD	A400™ processing system A600 UHV™ processing system A412™ processing system (200 and 300mm) A4ALD™ processing system	1994 1996 1998 2002

Single Wafer Plasma Enhanced CVD Systems	• PECVD	Eagle® 10 system (2 chambers) Eagle® 10 Trident system (3 chambers) Eagle® 12 Rapid Fire system (300mm) Dragon™ 2300 system	1993 1997 1998 2002

Single Wafer Atomic Layer Deposition Systems	• ALD	F 120(2) reactor F 450 and F 950(2) reactors Pulsar® 2000 reactor	1998 1997 1999

Single Wafer RTP Systems	• Anneal • Oxidation	Levitor® 4000 reactor	2000

Single Wafer Cluster Systems and Modules	• Clean • RTCVD • ALD	HF Vapor Clean Module Epsilon® 2500 Module (3) Pulsar® 2000 Module(3) Pulsar® 3000 Module (300 mm)	1999 1997 1999 2001

Platforms	• Clustered processes	Polygon™ 8200, platform Polygon™ 8300, platform	1997 2001

Single Wafer and Batch Process Chemistries	• RTCVD • LPCVD	New Technology™	2002

(1)	This product has been replaced by the Epsilon 2000 and Epsilon 2500. Although it is no longer sold, it still forms an important part of our installed base and generates service and spare parts revenue.

(2)	Used for non-wafer applications such as flat panel displays and magnetic heads.

(3)	The Epsilon and Pulsar modules share the same reactor section as the Epsilon and Pulsar single wafer stand-alone systems.

(4)	Epsilon®, Advance®, Dragon™, Eagle®, Pulsar®, Levitor®, Aurora™, ALCVD™, Atomic Layer CVD™, Polygon™, Trident™, Rapidfile™, A400™, A412™, A4ALD™ and New Technology™, are used, pending or registered as ASM trademarks in the US and/or other countries.

          Single Wafer Thermal CVD Systems

          Our Epsilon® products heat wafers to high temperatures using infrared lamps, forming a film on the surface of a single wafer by applying CVD. The main current use of the Epsilon® is for epitaxy of silicon and silicon-germanium alloys.

          The high productivity version of the Epsilon®, the Epsilon® 2500, offers the highest throughput in the industry for epitaxial silicon applications. Our Epsilon® 3000 is the first 300 mm SiGe System used for manufacturing of strained silicon layers. We offer both stand-alone equipment and modules that can be integrated with our Polygon™ system.

          Vertical Batch Processing Systems

          The Advance® 400 series vertical batch processing systems process up to 150 wafers at a time to high temperatures. These reactors load wafers into a carrier, which is pushed into the heated reactor for diffusion, oxidation or CVD processing. The A400™ vertical batch processing system and the A412™ 300 mm version have demonstrated to be the most productive systems of their kind in the industry. A special boat was introduced in 2002 that enables the A412™ to operate at very high temperatures for 300 mm SOI wafer production without introducing defects in the wafers. Moreover, the A4ALD™ processing system, enabling ALD technology specifically developed for a batch reactor, is a good alternative for thicker films to the Pulsar® single wafer ALCVD™ products. Thus, the availability of A4ALD effectively extends the application area of ALD.

          Single Wafer Plasma Enhanced CVD Systems

          The Eagle® series reactors are single wafer systems that deposit films on wafers using a plasma. The Eagle® 10 Trident™ systems are most often utilized for depositing insulators, such as silicon oxide, silicon nitride, and low-k dielectric films used in interconnect circuits. The Eagle® 12 Rapidfire™ (300mm) has three chambers configured for enhanced productivity. The simplicity of these systems results in low cost, high reliability and low maintenance. Our Aurora™ low-k films are made in the Eagle® PECVD systems and are now being used in 90nm device manufacturing. The Dragon™ 2300, introduced in 2002, demonstrates high wafer throughput, high uptime, low energy consumption and cost of operating, while offering the smallest footprint of any high volume manufacturing tool.

          Atomic Layer Deposition Systems

          Our Pulsar® ALCVD™ product for atomic layer deposition is already in commercial production in the markets for flat panel displays and magnetic heads. It is currently being selected for advanced (<100 nm) device manufacturing. With the Pulsar® 2000 and the Pulsar® 3000 reactors (300 mm), we offer both stand-alone equipment and modules that can be integrated with our Polygon™ cluster systems.

          Single Wafer RTP Systems

          In our new RTP product, the Levitor® reactor, the wafer floats on a cushion of gas and does not require lamps for heating. Compared to existing lamp-based RTP systems, the Levitor® reactor allows very fast heating and cooling of the wafers and a more efficient and cost-effective solution. The product is currently being evaluated by two European research and development labs and two end-users. Large numbers of demonstrations have been run in our application labs, including demonstrations on transparent glass wafers for displays.

          Single Wafer Cluster Systems and Modules

          At times, several processes must be performed sequentially on the wafer without allowing them to be contaminated by air. Our Polygon™ single wafer cluster systems (Polygon™ 8200 for 200mm and Polygon™ 8300 for 300mm) allow the integration of up to four modules on a single vacuum handler. We currently have Epsilon®, Pulsar® and vapor clean modules available, the latter to clean unwanted oxide from the incoming wafer with a patented process.

          Process Chemistries

          In 2002, ASM introduced an enabling chemical vapor deposition (CVD) technology, named “New Technology™” that can utilize the hardware of ASM’s Epsilon® reactor, Polygon™ cluster tools,

or A400 series batch processing systems in combination with proprietary software and chemistry solutions. Based on a new precursor, called Silcore™, New Technology™ can produce silicon containing layers with better properties, and at higher rates of deposition.

          Back-end or Assembly Packaging Products

          The following table lists our principal Back-end products, and the years in which initial production units were first made available to customers.

	KEY		YEAR
PRODUCT FAMILY	PROCESSES	PRODUCTS	INTRODUCED

		AD809	1990
		AD829A	1999
		AD819	1998
	Die Bonding	AD889A	1999
		AD898	2000
Assembly		AD8912	2002
		AD900	2002

		AB510	2000
		AB559A	1997
	Wire Bonding	Eagle60	2002
		AB339 Eagle	2000
		AB339	1997

	Encapsulation and Packaging Processing	PMC139	1999
		IDEALmold™	2000

		MP209	1996
		BGA289	1998
Packaging		CS500	1999
	Trim and Form	CS8000	2002
		BPLine	2000
		DS500	2000

Automated Systems	Full integration of the above assembly and packaging steps into one system	IDEALine™	1999

Materials	Manufacture of carriers on which dies are mounted	Leadframes	1980

          Eagle®, IDEALmold™ are used, pending or registered as ASM trademarks in the US and/or other countries.

          Die bonding

          We manufacture several die bonding models to address various markets including semiconductor and optoelectronic devices. The AD 8912 epoxy die bonder for 12” wafers continues the path undertaken by ASM to provide customers with the highest quality and best cost/performance systems on the market. With its capability to handle up to 12” wafers, fully automatic operation, epoxy writer, pre and post bond inspection and wafer mapping, the AD 8912 is able to provide the customer with exceptional operational results. A new and innovative system is the AD900, high speed flip chip die bonder for ic applications. The AD829A and AD898 models address the large market for die sizes under 30 mils square. A mil is 1/1000 of an inch. In addition to the semiconductor device market, the small die category includes optoelectronic devices. The model AD819 is a high precision machine designed for laser diode optoelectronic devices. Machines may be configured to operate stand-alone or connected to epoxy curing ovens and wire bonders.

          Wire bonding

          We introduced our Eagle60® gold wire bonder in 2002. This is the successor to our acclaimed AB339Eagle generation bonder. The Eagle60® offers significant output increase over existing models. It has the industry leading ultra fine pitch capability and favorable price/performance ratio as well as an ultralight bond head, advanced pattern recognition software and automatic wire bonder inspection capability. The AB510 and AB559A are ultrasonic wedge bonders used for aluminum wire bonding at room temperature on printed circuit boards. These machines address the consumer products’ market which focuses on cost effective solutions.

          Encapsulation

          The IDEALmold™, introduced in 2000, specifically designed to be manufactured in a modular format allowing customers to specify the system capacity from two to eight leadframes. This product specifically addresses the in-line market which requires molding systems of varying capacities to allow for proper line balancing. The IDEALmold can be configured as a very flexible stand-alone system as well. The PMC139 allows customers to directly transfer encapsulated semi-conductor devices to a high capacity multi-chamber oven for continuous automatic post mold curing of epoxy molding compound.

          Trim and Form

          Our MP209 is a high speed, motorized trim and form equipment catering to different packages. The modular set-up of the system allows integration of third party testing marking and inspection functions, which in turn allows more cost-efficient production for our customers. The CS8000 is an Integrated Singulation System linked to the customer’s chosen singulation tool to provide Pick and Place with Vision Inspection capability for processing of QFN, Chip Array or CSPBGA packages. It can be configured for package inspection, ball inspection, market inspection or all.

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

          Our net research and development expenses, as a percentage of net sales, were 7.9%, 14.2% and 17.0% during 2000, 2001 and 2002, respectively. We expect to continue investing significant resources in research and development to enhance our product offerings.

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

		NUMBER OF R & D
		EMPLOYEES AS OF
BUSINESS SEGMENT	LOCATION	DECEMBER 31, 2002

	Bilthoven, the Netherlands	87
	Leuven, Belgium (IMEC)	22
Front-end	Espoo, Finland	24
	Phoenix, Arizona, United States	82
	Tama, Japan	69
Back-end	Hong Kong, the People’s Republic of China	321
	Singapore	233

          As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. These arrangements are made on a development program basis and allow us to develop products that meet customer requirements and obtain access to new technology and expertise. We currently are engaged in joint development programs with several customers for 300mm applications of our Eagle, Polygon and Epsilon products. In cooperation with NuTool, Inc., a United States supplier of copper plating and CMP equipment, in which we have an equity investment, we are developing production solutions for copper applications.

          We participate in European programs focusing on developing the production technology for semiconductor devices with line widths of 90, 65 and 45nm. We are the project manager in a number of projects that were awarded under the IST (Information Society Technologies) program, as part of Framework 5 and 6, an initiative of the European Union. We are a leading partner in several development programs sponsored by Micro Electronics Development for European Applications, MEDEA+, a Eureka initiative. In MEDEA+ we are currently working on the development of contactless RTP processing, integration of metrology in batch processing systems and on a multitude of process solutions for the 65nm generation. Mr. Arthur H. del Prado, our President and Chief Executive Officer, is a member of the board of MEDEA+.

          The integration of new product solutions into process modules is done in ASM Europe’s application laboratory, which shares the Interuniversity MicroElectronics Center (IMEC) clean rooms in Leuven, Belgium. This integration within IMEC’s facilities gives us access to all the additional process steps needed to create sub-micron devices, including sub-micron patterning. Development of customer applications usually occurs with the active participation of IMEC, suppliers of complementary and non-critical equipment, and end-users of our products.

          In addition to cooperating with third parties such as customers and other equipment companies in research and development projects, we enter into projects with technical universities, particularly in the Netherlands, Japan and Finland. As part of these projects, we may sell our equipment to customers who will use grants or research loans to acquire these products or we may receive grants or research loans directly. We have received such loans in the past from the Netherlands government, of which € 11.0 million was outstanding at December 31, 2002. These loans have to be repaid only from the sales proceeds of the products developed with this assistance at repayment rates of up to 100% of the amounts of the loans. Our subsidiary, ASM Microchemistry, has received similar loans from the Finnish government.

Manufacturing and Suppliers

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

          Philips High Tech Electronics Group (formerly Philips Machinefabrieken Nederland B.V.) supplies a substantial part of the major subassemblies used in the manufacture of our Advance A400 and Advance A412 vertical batch processing systems. Although we work with a limited number of suppliers, we seek not to rely on a sole supplier, and have back-up suppliers for most subsystems and subassemblies that are outsourced.

          In addition, we purchase the metrology equipment that we integrate into some of our Front-end products from NanoPhotonics. As of February 17, 2003 we had a 24.0% equity interest in NanoPhotonics and our Chief Executive Officer had a 44.5% interest. See “Item 5. Operating and Financial Review and Prospects” and “Item 7. Related Party Transactions.”

          Our Back-end operations are vertically integrated to insure quality production of component parts where the quality of subassemblers does not otherwise meet our standards. The manufacturing activities in Hong Kong and Singapore consist primarily of assembling and testing components and subassemblies manufactured at our main manufacturing facilities in the People’s Republic of China and Malaysia.

Marketing and Sales

          We sell and market our products with the objective of developing and maintaining an ongoing, highly interactive service and support relationship with our customers. Our marketing strategy includes advertising and participating in various industry trade shows. We provide prospective customers with extensive process and product data, provide opportunities for tests on demonstration equipment and, if required, install evaluation equipment at the customer’s site. Once equipment has been installed, we support our customers with, among other things, extensive training, on-site service, spare parts and process support. All of this is further supported by in-house development to enhance the productive life of existing equipment. We make hardware improvements available in the form of retrofit kits as well as joint development with our customers of new applications. We encourage our engineers to submit technical papers to relevant magazines and to give lectures in symposia.

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

          Our sales process usually starts with high-level introduction meetings. Early in the process we also meet with operational personnel to discuss the intended uses of our equipment, technical requirements, solutions, and the overall production process of the customer. Demonstrations and evaluation of test results take time. Once we agree upon the technology elements of the sale, the process continues with price and delivery negotiations and, when completed successfully, with the issuance by the customer of a letter of intent to secure a slot in the manufacturing and assembly planning schedule, followed by a purchase order.

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

          To execute the sales and service functions, we have established a direct, integrated sales force for Front-end products reporting on a geographical basis to the managers in charge of Europe, North America, Korea, Taiwan, Southeast Asia and Japan. At the end of 2002, the Front-end units had 96 employees fully dedicated to sales and marketing, representing 7.8% of total Front-end staff. Dedicated support and sales forces are maintained for our various geographic units, enabling us to serve our global customers with an equally global organization. Each of our geographic Front-end units is responsible for sales of all of our Front-end products in its region. We believe the integration of our sales force promotes cross selling of Front-end products.

          In addition to the sales activities undertaken at the principal offices of our various manufacturing units, we have sales offices located in Europe (in the United Kingdom, France, Italy and Germany), and in the United States (in California, Texas and Pennsylvania). In Japan, our sales offices are located in Tokyo and Osaka.

          We use independent sales agents in Malaysia and the People’s Republic of China for Front-end products and to support our sales efforts for ALCVD equipment in the non-semiconductor markets, such as flat panel displays and magnetic heads.

          Sales of Back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in Korea and some parts of the United States. At the end of 2002, there were 181 staff members employed in sales and marketing of Back-end products, representing 3.4 % of total Back-end staff.

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

          The following table lists a sample of customers of ours:

CUSTOMERS

Agere Group	IBM	Philips

Agilent	InfineonTechnologies	Powerchip Semiconductor

AMD		Promos Technologies

Amkor Technology	Intel	Samsung

ASE	Jiangsu Chanjiang Electronics	Siliconware Precision Ind.

Carsem	Matsushita Electronics	Sony

Chartered	MEMC	Seiko Epson

Chippac	Micron	ST Microelectronics

Fairchild Semiconductors	Mitsubishi	Texas Instruments

Fujitsu	Motorola	Toshiba

Hana	NEC	TSMC

Hitachi	Nichia Kagaku Chemical	UMC

          Our largest customer accounted for approximately 14.2%, 7.2% and 13.9% of our net sales in 2000, 2001 and 2002, respectively. Our ten largest customers accounted for approximately 45.2%, 35.5% and 39.6% of our net sales in 2000, 2001 and 2002, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, plans for new fabrication facilities and new product introductions.

          The following table shows the distribution of net sales, by segment and geographic destination of the product:

		PERCENTAGE	GEOGRAPHIC
	SEGMENT	OF NET SALES	DESTINATION	PERCENTAGE OF NET SALES

				Front-end	Back-end

	Front-end	51.4%	S.E. Asia	8.5%	41.3%
			Europe	10.5%	1.1%
2002
	Back-end	48.6%	North and South America	25.0%	4.4%
			Japan	7.4%	1.8%

		PERCENTAGE	GEOGRAPHIC
	SEGMENT	OF NET SALES	DESTINATION	PERCENTAGE OF NET SALES

				Front-end	Back-end

2001	Front-end	60.0%	S.E. Asia	8.5%	34.0%
			Europe	18.1%	2.0%
	Back-end	40.0%	North and South America	18.5%	1.5%
			Japan	14.9%	2.5%

		PERCENTAGE	GEOGRAPHIC
	SEGMENT	OF NET SALES	DESTINATION	PERCENTAGE OF NET SALES

				Front-end	Back-end

2000	Front-end	40.6%	S.E. Asia	7.8%	54.2%
			Europe	9.3%	2.4%
	Back-end	59.4%	North and South America	11.8%	1.8%
			Japan	11.7%	1.0%

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

          We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time to optimize the use of the equipment for the customer’s specific processes. For our Front-end business, where the availability of field support is particularly important for a sale, there are approximately 398 support staff employees, or 32.5% of our total Front-end employees.

          VLSI Research Inc.’s 2002 Customer Satisfaction Survey ranked ASM International the number one Large Supplier of Chip Making Equipment. The survey ranks the 15 largest semiconductor equipment suppliers as determined by sales irrespective of the type of equipment produced. The survey respondents are representatives of chip-making companies around the world who rate their suppliers in thirteen categories that exemplify a supplier’s relationship with its customers.

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

          We own and license patents which cover some of the key technologies, features and operations of our major Front-end products and are registered in the principal countries where semiconductor devices or equipment are manufactured. The following table shows the number of patents for which we made an initial filing during the indicated period and the number of patents in force as of the end of the indicated period:

	Year	Year	Year	Year	Year
	1998	1999	2000	2001	2002

Initial patent filings	34	40	58	49	96
Issued patents	N/A	167	215	277	367

          We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and some chemicals used to deposit insulating layers for PECVD. To maintain these licenses, we pay Applied Materials a royalty on sales of equipment that use the patented technology. These patents expire at various times between 2003 and 2010. Upon expiration of the patents, the technology may be used royalty-free by the public, including us.

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

          There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We currently are involved in two such matters and, in the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which could have a material adverse effect on our business, financial condition and operating results. Adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and operating results.

          At present, we are not involved in any litigation which we believe is likely to have a materially adverse effect on our financial position. However, we are involved in two proceedings, the outcome of which cannot be determined at present.

          Genus Litigation

          In June 2001, our subsidiary, ASM America, filed a lawsuit against Genus, Inc. in the U.S. District Court for the Northern District of California alleging infringement of three patents involving sequential chemical vapor deposition (U.S. Patent No. 5,916,365), methods for growing thin films (U.S. Patent No. 6,015,590) and ASM America’s “showerhead” patent (U.S. Patent No. 4,798,165, entitled “Apparatus for Chemical Vapor Deposition Using an Axially Symmetric Gas Flow”). Genus responded by denying the allegations and bringing a counterclaim against ASM America and ASM International alleging antitrust violations and infringement of U.S. Patent No. 5,294,568 involving selective etching of native oxide. Genus’ antitrust claims were stayed until after trial on the patents at issue. In August 2002, the court ruled that Genus did not infringe the ‘365 patent. In January 2003, the court ruled that Genus did not infringe the ‘590 patent.

          In April 2003, ASM International and ASM America entered into a binding memorandum of settlement with Genus settling this litigation. Pursuant to the memorandum:

•	Genus granted to ASM International and ASM America a nonexclusive, worldwide, fully paid-up license under the ‘568 patent and directly related patents;

•	ASM America granted to Genus a nonexclusive, worldwide, fully paid-up license under the ‘165, ‘365 and ‘590 patents and directly related patents, provided that the license for the ‘365 and ‘590 patents will be effective only upon completion of the appeal by ASM America of the lower court’s summary judgment rulings as described below;

•	ASM America will have the right to appeal the summary judgment rulings in respect of the ‘365 and ‘590 patents and, if the appeals courts vacates either summary judgment ruling on the basis of a change in the lower court’s claim construction, Genus will pay ASM America the sum of US$1.0 million in respect of the above licenses for the ‘365 and ‘590 patents; and

•	Genus, on the one hand, and ASM International and ASM America on the other hand, agreed to refrain for a five year period from litigating patent and antitrust claims, although each party retains the right to recover damages incurred during the five year period if a suit is brought after the expiration of such period.

          Applied Materials Litigation

          In response to a letter by Applied Materials, Inc. that our Eagle reactors infringe various Applied Materials patents, ASM International and ASM America filed a declaratory judgment action against Applied Materials on August 27, 2002 in the U.S. District Court for the District of Arizona. The lawsuit seeks a declaration of non-infringement or invalidity of six Applied Materials patents relating to cleaning of reaction chambers and deposition of silicon nitride. Applied Materials responded on December 16, 2002 by denying the allegations and counterclaiming for a declaratory judgment of infringement and validity of two of the patents related to cleaning of reaction chambers and for damages, a preliminary or permanent injunction and costs. Applied Materials also moved to dismiss the complaint with respect to four of the patents and for a more definitive statement with respect to two of ASM International’s causes of action. No trial date has been set. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counterclaims at this time, or the range of potential recovery or loss.

C. Organizational Structure

          The following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries as of February 17, 2003:

		Percentage Owned by
Subsidiary Name and Location	Country of Incorporation	ASM International, N.V.

ASM Europe, B.V. Bilthoven, the Netherlands	The Netherlands	100%

ASM Microchemistry, Ltd. Espoo, Finland	Finland	100%

ASM America, Inc. Phoenix, Arizona, United States	State of Delaware, United States of America	100%

ASM Japan, K.K. Tama, Japan	Japan	100%

ASM Pacific Technology Ltd. Hong Kong, the People’s Republic of China	The Cayman Islands	54.11%

D. Property, Plants and Equipment

          To develop and manufacture products to local specifications and to market and service products more effectively in the worldwide semiconductor market, our Front-end manufacturing facilities are located in Europe, the United States and Japan and our Back-end facilities are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our principal facilities are summarized below:

			APPROXIMATE
BUSINESS			AGGREGATE
SEGMENT	LOCATION	PRIMARY USES	SQUARE FOOTAGE

Front-end	Bilthoven, The Netherlands	Wafer processing equipment manufacturing, marketing, research and executive offices	231,000
	Tama and Niigata, Japan	Wafer processing equipment manufacturing, marketing, research and offices	334,000
	Phoenix, Arizona, USA	Wafer processing equipment manufacturing, marketing, research and offices	179,000
	Almere, The Netherlands	Wafer processing equipment manufacturing and offices	80,000
	Espoo, Finland	Wafer processing equipment manufacturing, marketing, research and offices	33,000

Back-end	Hong Kong, People’s Republic of China	Assembly and encapsulation equipment manufacturing, leadframe plating, marketing, research and offices	250,000
	Shenzhen, People’s Republic of China	Precision metal part and subassembly fabrication, stamped leadframe manufacturing and offices	935,000
	Singapore	Assembly equipment and etched leadframe manufacturing, marketing, research and offices	333,000
	Johor Bahru, Malaysia	Precision metal part and subassembly fabrication, and offices	38,000

          Our principal facilities in the Netherlands, the United States, Finland, Hong Kong, the People’s Republic of China, Singapore and Malaysia are subject to leases expiring at various times from 2003 to 2026. The facilities we own are subject to mortgages. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Item 5. Operating and Financial Review and Prospects

Overview

          We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the Front-end and Back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We conduct our Front-end business, which accounted for 51.4% of our net sales in 2002, through our principal facilities in the Netherlands, the United States and Japan. We conduct our Back-end business, which accounted for 48.6% of our net sales in 2002, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our Back-end operations are conducted through our 54.11% majority-owned subsidiary, ASM Pacific Technology Limited (“ASMPT”).

          We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been impacted by a severe cyclical downturn characterized by reduced demand for products, lower average selling prices across certain product lines, reduced investment in semiconductor capital equipment and other factors, all of which have led to lower sales and earnings for our business, in particular for capacity-driven purchases. Despite the decline in capacity-driven demand we have seen a continued interest and orders for new technology and 300mm equipment in 2002 in our Front-end operations, due to our firm commitment to research and development and new design-in wins at top-tier customers. Our established position as a leading supplier of a full spectrum of innovative products in our Back-end operations contributed positively.

          In the Front-end segment, we are able to reduce manufacturing costs in a market downturn because we outsource a substantial portion of our manufacturing requirements and because part of our European and Japanese workforce is composed of temporary contract employees, the number of which can be reduced as necessary. In the Back-end segment, where we are highly vertically integrated, we are able to reduce labor costs quickly in adverse market conditions. Since we enjoy a cost advantage in our Back-end operations due to the location of our manufacturing facilities, a tightening market for our Back-end products may also present opportunities for market penetration.

          The current transition in the industry to new processes and materials and to a larger, 300mm wafer size from the current 200mm wafer requires equipment providers to develop entirely new sets of tools and presents us with an opportunity to displace existing suppliers to major semiconductor manufacturers. We believe that we are well positioned and that our firm commitment to research and development, our readiness in new technologies, design-in wins at top-tier customers, as well as our strategic partnerships provide us with a broad basis for substantial long-term market share gains.

Sales

          The sales cycle from quotation to shipment for our Front-end equipment generally takes several months, depending on capacity utilization and the urgency of the order. The acceptance period after installation may be as short as four to five weeks. However, if customers are unfamiliar with our equipment or are receiving new product models, the acceptance period may take as long as ten weeks or more. The sales cycle is longer for equipment which is installed at the customer’s site for evaluation prior to sale. The typical trial period ranges from six months to one year after installation.

          The sales cycle for Back-end products is typically shorter than for Front-end products. Generally, the majority of our Back-end equipment is built in standard configurations. We build Back-end products that are approximately 85% complete in anticipation of customer orders. Upon receipt of a customer’s order and specifications, the remaining 15% of the manufacturing is completed. This allows us to complete the assembly of our equipment in a short period of time. We therefore require between two to six weeks for final manufacturing, testing, crating, and shipment of our Back-end equipment. Our Back-end customers’ acceptance periods generally are shorter than those for Front-end equipment. We provide installation, training and technical support to our customers with local staff in all of our major markets.

               Our Front-end sales are concentrated in the United States, Europe, Japan and Southeast Asia and our Back-end sales are concentrated in Southeast Asia. The following table shows the geographic distribution of our Front-end and Back-end sales for 2001 and 2002:

	Year ended December 31,

Region:	2001	2002

Front-end:
United States	30.9%	48.6%
Europe	30.2	20.5
Japan	24.8	14.4
Southeast Asia	14.1	16.5

	100.0%	100.0%

Back-end:
Taiwan	16.7%	22.8%
Malaysia	14.9	12.0
People’s Republic of China	13.2	14.5
Korea	5.1	8.8
Singapore	10.1	7.3
Hong Kong	7.6	7.1
Thailand	6.8	5.7
Philippines	9.0	5.2
Other	16.6	16.6

	100.0%	100.0%

          A substantial portion of our Front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing a complete complement of fabrication equipment. As a result, our Front-end sales tend to be uneven across customers and financial periods. Sales to our ten largest Front-end customers accounted for 48.6% of Front-end net sales in 2001 and 62.7% in 2002. The composition of our ten largest Front-end customers changes from year to year. The largest Front-end customer accounted for 12.1% of Front-end net sales in 2001 and the largest Front-end customer accounted for 27.1% of Front-end net sales in 2002.

          Back-end sales per customer tend to be more level over time than Front-end sales, because Back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest Back-end customers accounted for 39.6% of Back-end sales in 2001 and 35.3% in 2002. Because our Back-end customer’s needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the Front-end. Our largest Back-end customer accounted for 10.7% of Back-end net sales in 2001 and 7.1% in 2002.

Research and Development

          We invested € 79.7 million in research and development during 2001 and € 88.3 million in 2002. As part of our research and development activities, we are engaged in various development programs with customers and research institutes that allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. We expense rather than capitalize our research and development expenses. We charge to costs of sales the costs relating to prototype and experimental models, which we may subsequently sell to customers.

          Our reported research and development expenses are net of research and development credits, which were € 5.6 million in 2001 and € 3.0 million in 2002. Our Netherlands, Belgium, Finland and Singapore research and development operations receive research and development grants and credits from various governmental sources.

          Some of the research and development grants we received in the Netherlands are contingently repayable to the extent we recognize sales of products to which the credit is related. We do not recognize a liability on our balance sheet in respect of these credits until we recognize sales of products to which the credit relates. These repayments vary and range from 1.0% to 4.0% of the realized sales, depending on the products sold. Our actual and contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. Our contingent liability related to possible future repayments was € 10.1 million at December 31, 2001 and € 11.0 million at December 31, 2002. In 2000, 2001 and 2002 we made repayments in the amount of € 1.5 million, € 2.9 million and € 0.1 million, respectively.

Acquisitions and Strategic Investments

          In October 2001, we entered into a strategic alliance with and made a 15.4% equity investment of $18.0 million (€ 20.3 million) in NuTool, Inc. (“NuTool”), a privately held semiconductor technology company located in Milpitas, California. The purchase price of the investment was determined in part by reference to prices paid by other recent strategic investors. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The strategic alliance with NuTool provides us with additional competitive solutions to address the industry’s transition to copper metallization.

          In 2000, we purchased in various transactions 5.0% of the outstanding common shares of ASMPT to maintain a majority interest in the shares of ASMPT of 54.88% after the 5.0% acquisition. The total purchase price of the acquired shares amounted to € 74.8 million. At December 31, 2002, we owned 54.11% of the outstanding common shares of ASMPT.

Issuance of Shares and Convertible Subordinated Notes

          In November and December 2001, we sold US$ 115.0 million in principal amount of 5.0% Convertible Subordinated Notes due on November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to our existing and future senior indebtedness. The notes are convertible into common shares at any time before their maturity unless we have previously redeemed or repurchased them at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately US$ 18.85 per share. The proceeds of the sale were used to fund our strategic investment in NuTool, to repay outstanding debt and for general corporate purposes, including working capital and capital expenditures.

          In April 2000, we completed a public offering of 4,250,000 common shares at a price of US$ 29.00 per share. The net proceeds of € 119.7 million were used to repay outstanding loans and fund our working capital needs.

Critical Accounting Policies

          Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these Consolidated Financial Statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

          Revenue Recognition

          Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines in measuring revenue following principles of revenue recognition described in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (SAB 101), issued by the staff of the Securities and Exchange Commission (the “SEC”) in December 1999, and adopted by us effective January 1, 2000. However, certain judgments affect the application of our revenue policy. Our transactions frequently involve the sale of complex equipment, which may include customer-specific criteria, transactions to new customers or transactions with new technology, as well as payment terms, linked to achieving certain milestones. Management must make the determination whether such a transaction is recognized as revenue based on the merits of the contractual agreements with a customer, the experience with a particular customer, the technology and the number of similarly configured equipment previously delivered. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

          Our net sales include product revenues derived primarily from sales of Front-end and Back-end equipment used by both segments of the semiconductor equipment market. We recognize revenue from equipment sales upon shipment of our products when it is proven prior to shipment that the equipment has met all of the customers’ criteria and specifications. The installation process is not believed to be essential to the functionality of our products. However, since under most of our sales contracts the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory under the guidance of SAB 101. Therefore, at the time of shipment, we defer that portion of the sales price related to the fair value of installation. We believe we have an enforceable claim for the portion of the sales price not related to the fair value of the installation should we not fulfill our installation obligation. If this belief were changed by industry developments in the future, this portion would be deferred in future periods until final acceptance by the customer or until contractual conditions lapse. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. When we can only satisfy the customer acceptance criteria or specifications at the customer’s location, revenue is deferred until final acceptance by the customer or until contractual conditions lapse.

          We provide training and technical support to customers. Revenue related to such services is recognized when the service is completed. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

          Valuation of Goodwill

          Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets on the date of acquisition. As from January 1, 2002 we adopted Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” issued by the Financial Accounting Standards Board (“FASB”), which requires that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Any impairment loss incurred is recorded as a charge to current period earnings. At the adoption of SFAS No. 142 as of January 1, 2002, we have assessed whether acquired goodwill was impaired and whether an impairment loss should have been recognized. Based on the tests performed, no impairment loss was recorded upon adoption of this standard as of January 1, 2002, nor as of December 31, 2002. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Determination of the implied fair value includes certain management judgments and use of valuation techniques, and may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our result of operations at that time.

          Valuation of Long-Lived Assets

          In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets and certain recognized intangible assets (except those not being amortized) to be held and used, and long-lived assets and certain recognized intangible assets (including those not being amortized) to be disposed of, are required to be reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we have to estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. In 2002, we reviewed our long-lived assets, including our 15.4% strategic investment in NuTool, which we acquired for $18.0 million (€20.3 million) in October 2001, for facts or circumstances, both internal and external, that may suggest impairment, including performance compared to historical or projected future operating results, negative industry or economic trends and the technological value as compared to the market. In 2002, no such impairment was indicated. Our cash flow estimates used were based on our best estimates and projections at the time of our review. In future periods, however, we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our result of operations at that time.

          Valuation of Inventory

          Inventories are valued at the lower of cost or market. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record writedowns for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. If circumstances related to our inventories change, our estimates of the value of inventory could materially change.

          Accounting for Income Taxes

          We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. SFAS No. 109, “Accounting for Income Taxes,” requires the establishment of a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2002, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carryforwards, and we have established a valuation allowance accordingly. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may positively influence our result of operations at that time.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

          Net Sales. The semiconductor equipment market is still impacted by the severe downturn in the industry, which started in late 2000. This has resulted in low capital spending by semiconductor manufacturers, in particular for capacity-driven purchases. Our consolidated net sales for 2002 decreased 7.5% to € 518.8 million compared to € 561.1 million for the year 2001. Front-end sales decreased 20.7% from € 336.6 million in 2001 to € 266.9 million in 2002. Back-end sales increased 12.2% from € 224.5 million in 2001 to € 251.9 million in 2002. Despite a decline in capacity-driven demand, we have seen a continued interest and orders for new technology and 300mm systems in 2002, in particular for our Front-end operations, where we were able to gain from design-in wins at top-tier customers. Sales in our Back-end operations grew primarily due to increased customer interest in our new generation wire bonders and other equipment. Overall, the increased order activity and customer demand has resulted in a growth in sales levels in the second half of 2002 as compared to the first half of 2002 and the second half of 2001, while sales levels in the first half of 2001 were still benefiting from our backlog at the end of 2000.

          Gross Profit. Our consolidated gross profit margin for 2002 amounted to 36.8% of net sales, 3.0 percentage points below the consolidated gross profit margin of 39.8% for 2001. The Front-end operations gross profit decreased 6.9 percentage points from 39.1% of net sales in 2001 to 32.2% of net sales in 2002, and the Back-end business gross profit increased from 40.8% of net sales in 2001 to 41.6% of net sales in 2002. The decrease in gross profit margin for our Front-end operations is the result of lower sales volumes, low margins on new technology shipments for 300mm systems, which were approximately 52% of our 2002 net sales, and the impact of a lower exchange rate of the US dollar in 2002 as compared to 2001. The increase in gross profit margin for our Back-end operations is the result of the higher sales volume in 2002 compared to 2001, the effect of which was partially offset by lower sales prices.

          Selling, General and Administrative. Our selling, general and administrative expenses decreased from € 111.9 million in 2001 to € 108.4 million in 2002. As a percentage of net sales, selling, general and administrative expenses increased from 19.9% for 2001 to 20.9% for 2002. Front-end selling, general and administrative expenses decreased from € 72.3 million in 2001 to € 65.6 million in 2002, while Back-end selling, general and administrative expenses increased from € 39.6 million in 2001 to € 42.8 million in 2002. In our Front-end operations we were able to reduce our expenses from the high level in the first half of 2001, by reducing headcount and other cost cutting programs, while in the second half of 2002, increasing demand for our new products required increased support staff and accompanying higher expenses. In our Back-end operations, expenses of € 2.5 million were recorded related to the relocation of production facilities from Hong Kong to the mainland of the People’s Republic of China.

          Research and Development. Research and development expenses were € 88.3 million in 2002, an increase of 10.9%, compared to € 79.7 million in 2001. Front-end research and development expenses increased by 12.5% from € 55.8 million in 2001 to € 62.8 million in 2002, while Back-end research and development expenses increased by 6.7% from € 23.9 million in 2001 to € 25.5 million in 2002. Net research and development expenses increased from 14.2% of net sales in 2001 to 17.0% of net sales in 2002. The offset of research and development credits against research and development expenses amounted to € 5.6 million in 2001 and € 3.0 million in 2002. We continued to keep the research and development expenses at a high level despite the market circumstances and concentrated our investments in research and development on equipment and product solutions for the next generations of semiconductor devices.

          Amortization of Goodwill. As of January 1, 2002, we adopted SFAS No. 142 “Goodwill and Other Intangible Assets.” This new accounting standard requires that goodwill not be amortized, but rather tested at least annually for impairment. Consequently, we stopped amortizing goodwill as of January 1, 2002. No impairment loss was recorded upon adoption of SFAS No. 142. We also tested goodwill for impairment at December 31, 2002, and concluded that goodwill was not impaired. Amortization of goodwill for the full year 2001 amounted to € 7.6 million.

          Net Interest and Other Financial Income (Expenses). Net interest and other financial income (expenses) increased from a net expense of € 1.0 million 2001 to a net expense of € 10.4 million in 2002. The increase in net expense in 2002 was the result of increased borrowings and the full impact of our US$ 115.0 million 5% convertible notes issued in November and December 2001, € 1.5 million of amortization of debt issuance costs related to these convertible notes, and a € 2.1 million foreign exchange loss as a result of the changes in foreign exchange rates between the euro, the US dollar, the Hong Kong dollar and the Japanese yen in 2002, compared to a small foreign exchange gain in 2001.

          Income Taxes. We recorded a € 1.2 million tax benefit during 2002, compared to a tax expense of € 4.7 million in 2001. The reduced income taxes reflect our reduced net earnings. As of December 31, 2002, we have a € 296.6 million net operating loss carryforward, which we can apply primarily against future earnings reported in the United States and the Netherlands. At December 31, 2002, the related deferred tax asset for the net operating loss carryforward amounted to € 100.2 million, for which we provided a valuation allowance of € 91.5 million.

          Net Earnings (Loss). We realized a net loss of € 29.9 million in 2002 compared to net earnings of € 6.1 million in 2001, primarily due to the lower sales volumes. Our Front-end operations reported a net loss of € 48.8 million in 2002 compared to a net loss of € 10.0 million in 2001. Our portion of our Back-end operation’s net earnings was € 18.9 million compared to € 16.1 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

          Net Sales. The market for semiconductor equipment weakened substantially in 2001. Our consolidated net sales for 2001 decreased 40.0% to € 561.1 million compared to € 935.2 million for the year 2000. Front-end sales decreased 11.2% from € 379.3 million in 2000 to € 336.6 million in 2001. Back-end sales decreased 59.6% from € 555.9 million in 2000 to € 224.5 million in 2001. The decrease in net sales reflects the impact of the extraordinarily severe downturn in the semiconductor industry, as semiconductor manufacturers delayed purchases and cut capital spending, thus reducing the demand for semiconductor equipment during 2001. Our sales in the first half of 2001 were still at high levels as a result of our backlog at the end of 2000, with a contraction in the second half of the year. Sales in Front-end were strong in our vertical furnaces product line, where we were able to gain from design-in wins at first tier customers for the 300mm vertical furnace, and in our thin film product line. Sales in other product lines declined substantially due to contraction, in particular in 200mm equipment. The decline in Back-end sales was primarily due to a decrease in sales of wire bonding and die bonding equipment and, to a somewhat lesser extent, leadframes.

          Gross Profit. Our consolidated gross profit decreased from 44.6% of net sales in 2000 to 39.8% of net sales in 2001. The Front-end business gross profit decreased 1.2 percentage points from 40.3% of net sales in 2000 to 39.1% of net sales in 2001, and the Back-end business gross profit decreased from 47.6% of net sales in 2000 to 40.8% of net sales in 2001. The decrease in gross profit for 2001 as a percentage of sales is the result of the significantly lower sales volumes, in particular in the second half of 2001, which resulted in underutilization of our manufacturing capacity. We have implemented programs to reduce fixed costs to respond to the lower sales volumes.

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

          Research and Development. Research and development expenses increased by 7.9% from € 73.8 million in 2000 to € 79.7 million in 2001. Front-end research and development expenses increased by 16.4% from € 47.9 million in 2000 to € 55.8 million in 2001, while Back-end research and development expenses decreased 7.7% from € 25.9 million in 2000 to € 23.9 million in 2001. Net research and development expenses increased from 7.9% of net sales in 2000 to 14.2% of net sales in 2001 due to substantially lower sales. The amounts of research and development credits offset against research and development expenses amounted to € 2.2 million in 2000 and € 5.6 million in 2001. We focused our investment in research and development on the equipment and products for the next generations of semiconductor devices. In our Front-end, these investments were concentrated on Silicon Germanium, high-k dielectrics, low-k dielectrics, ALCVD, 300mm applications and the Levitor RTP system. Research and development in the Back-end is concentrated on performance improvements and new products such as our next generation, high speed integrated circuit die bonders for 300mm and 200mm wafers and our high precision, eutectic solder process bonder for flip chip packaging applications. Despite our lower sales levels, we have kept our research and development expenditures at a high level in 2001 and continue to invest heavily in the research and development of new generation technology.

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

          Income Taxes. We incurred € 4.7 million in income taxes during 2001, compared to € 22.8 million in 2000. As of December 31, 2001, we have a € 280.0 million net operating loss carryforward, which we can apply primarily against future earnings reported in the United States and the Netherlands. At December 31, 2001, the related deferred tax asset for the net operating loss carryforward amounted to € 97.7 million, for which we provided a valuation allowance of € 90.6 million

          Net Earnings. Our net earnings in 2001 were € 6.1 million compared to € 94.3 million in 2000, primarily due to decreased net sales. The 2000 net earnings were reduced by a cumulative effect of change in accounting principle of € 3.8 million due to the adoption of new accounting guidelines for revenue recognition. Our Front-end operations reported a net loss of € 10.0 million in 2001 compared to net earnings before the cumulative effect of change in accounting principle of € 18.6 million in 2000. Our portion of our Back-end operations’ net earnings before the cumulative effect of change in accounting principle was € 16.1 million compared to € 79.5 million in 2000.

Backlog

          New orders received in the year 2002 increased 52.0% to € 529.1 million from € 348.0 million in the year 2001. Overall backlog at December 31, 2002 was € 142.9 million, a 7.8% increase from € 132.6 million at December 31, 2001. Of our backlog at December 31, 2002, € 109.9 million relates to our Front-end operations and € 33.0 million to our Back-end operations as compared to € 107.2 million and € 25.4 million at December 31, 2001, respectively. The largest part of the backlog in Front-end relates to 300mm equipment. Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to one year. In some markets, such as Japan, it is common practice for letters of intent to be used instead of firm purchase orders. Under specific circumstances, customers can cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers’ requirements. Depending on the complexity of an order, we generally ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number. Rescheduled deliveries are included in backlog if they have a firm delivery date.

Liquidity and Capital Resources

          Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and our financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. The cyclicality of the industry, the duration of the current downturn and the uncertain economic environment could result in lower customer demand and continued fixed costs and, as a result, cash generated by operations may be lower than forecasted. In such a situation we might need to further utilize our short-term credit facilities or investigate additional financing.

          At December 31, 2002, our principal sources of liquidity consisted of € 71.0 million in cash and cash equivalents and € 143.2 million in undrawn bank lines, the utilization of which is subject to satisfaction of certain financial and other covenants. Approximately € 57.1 million of the cash and cash equivalents and € 48.7 million of the undrawn bank lines are restricted to use in our Back-end operations. In addition, we have an equity line with Canadian Imperial Holdings, Inc. (“CIHI”), pursuant to which we may sell up to an aggregate of US$ 65.0 million of newly issued common shares to CIHI from time to time. We may sell up to US$ 10.0 million of our common shares (but not more than 25% of the previous week’s trading volume) as often as every five business days. The purchase price of the shares is equal to 95.5% of the average of the daily volume weighted average sale price during the five trading days proceeding the date of sale. Our initial equity line expired unused on July 6, 2002. Prior to that time, we entered into a substantially identical agreement, which expires July 6, 2003. As of December 31, 2002, we had not issued any common shares under the new equity line. We believe we can renew this facility on terms acceptable to us.

          In December 2002, we entered into a multicurrency revolving credit facility with a consortium of banks in the amount of € 70.0 million (subsequently reduced to € 60.0 million under revised conditions more favorable to us) to be utilized solely for our Front-end operations, excluding Japan. The credit facility consists of one € 30.0 million facility with a term of 18 months and one € 30.0 million facility with a term of 12 months. The utilization of the credit facility requires us to maintain certain financial covenants with respect to solvency and for our Front-end operations a minimum level of earnings from operations plus depreciation plus dividends received from our subsidiary ASMPT. Our subsidiaries ASM America, Inc., ASM Europe B.V., ASM Microchemistry Oy and Advanced Semiconductor Materials (Netherlands Antilles) N.V. have issued guarantees for all obligations in connection with the credit facility. At December 31, 2002, the amount outstanding under the facility was € 10.0 million at a one-month interest rate of 4.26%. At April 17, 2003, the amount outstanding under the facility was € 17.8 million at a one month weighted average interest rate of 4.14%, and we had additional availability of € 42.2 million. The credit facility is secured by a varying portion of our shareholding in ASMPT. The facility was a renewal of an existing € 45.0 million facility, which expired on December 27, 2002.

          At December 31, 2002, ASM Japan had € 34.0 million available for borrowing under its bank lines, the proceeds of which are restricted to use in the ASM Japan business and ASMPT had €48.7 million of additional availability under its bank lines, the proceeds of which are restricted to use in our Back-end operations.

          We expect to receive the final 2002 dividend from ASM Pacific Technology of approximately €16.0 million in late April 2003, which funds will be available for use in our Front-end segment. We expect to use these funds to repay outstanding balances on our revolving credit facility. This dividend has been proposed by ASM Pacific Technology to its shareholders for approval at its annual general meeting in April 2003 and, as a majority shareholder, our vote is sufficient to approve the payment.

          During 2002, we generated net cash flows from operating activities of € 16.4 million, compared to cash flows from operating activities of € 40.4 million for 2001. The decrease was primarily the result of the net loss due to lower sales, partially offset by a lower net cash outflow of € 7.9 million in other assets and liabilities in 2002 compared to a € 26.3 million net cash outflow in 2001. At December 31, 2002 we have entered into purchase commitments for delivery in 2003 with suppliers in the amount of € 70.1 million.

          During 2002, we invested € 33.2 million in capital equipment and facilities, particularly for new development and demonstration equipment and to keep our facilities up to standard. Investments in capital equipment and facilities in 2001 were € 71.6 million, when we made investments in our new 300mm A412 assembly and testing facility in the Netherlands, and new clean rooms in the United States and Japan. We expect capital expenditure in 2003, to be approximately at the same level as in 2002. Our capital expenditure commitments at December 31, 2001 were € 3.4 million, and at December 31, 2002 were € 3.3 million. In 2001, we also made a strategic equity investment of $18.0 million (€ 20.3 million) in NuTool, a privately held semiconductor technology company located in Milpitas, California.

          Net cash used in financing activities was € 13.5 million in 2002. During that period, we repaid € 3.1 million of long-term debt and received proceeds of € 0.6 million in new long-term loans and received € 2.1 million from the issuance of common shares. We paid € 24.5 million dividend to minority shareholders of our subsidiary ASMPT. In 2001 net cash provided by financing activities was € 47.6 million, mainly resulting from the sale of US$ 115.0 million of convertible subordinated notes and the repayment of € 55.4 million of long term debt and the payment of a € 29.8 million dividend to minority shareholders of our subsidiary ASMPT.

          In November and December 2001 we sold US$ 115.0 million in principal amount of 5.0% convertible subordinated notes due on November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time before their maturity at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately US$ 18.85 per share. The outstanding principal balance of the convertible subordinated notes amounted to € 130.7 million (US$ 115.0 million) at December 31, 2001 and € 109.7 million (US$ 115.0 million) at December 31, 2002. The proceeds of the convertible subordinated notes offering were used to fund our strategic investment in NuTool, to repay outstanding balances under our multicurrency revolving credit facility and for general corporate purposes, including working capital and capital expenditures.

          We finance the operation of our Front-end business from operating cash flows, from borrowings and equity offerings. We support borrowings of our Front-end subsidiaries with guarantees. We have also granted security interests in our land and buildings and our shareholdings in ASMPT to secure Front-end borrowings.

          Our Back-end operations, which are conducted through our 54.11%-owned subsidiary ASMPT, are entirely self-financed by ASMPT. However, the earnings, cash resources and borrowing capacity of ASMPT are not available to our Front-end operations due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASMPT common shares are listed.

          We rely on dividends from ASMPT for a portion of our cash flow for use in our Front-end operations. Cash dividends received from ASMPT during 2000, 2001 and 2002 were € 15.4 million, € 35.7 million and € 29.5 million, respectively. We expect ASMPT to continue its dividend policy.

          Although several of the directors of ASMPT are affiliates of ASM International, they are under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

          The market value of our investment in ASMPT at the end of 2002 was approximately € 390.7 million, which is lower than the market value at the end of 2001, which was approximately € 464.2 million.

Contractual Obligations, Contingent Liabilities and Commitments

          The following table summarizes our contractual obligations as at December 31, 2002 aggregated by type of contractual obligation:

	December 31, 2002

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Notes payable to banks	26.5	16.5	10.0	—	—
Long-term debt:
Long-term debt	10.8	2.7	6.0	1.4	0.7
Convertible Subordinated debt	109.7	—	109.7	—	—
Operating leases	40.5	9.5	11.4	6.9	12.7
Purchase Obligations:
Purchase commitments to suppliers	70.1	70.1	—	—	—
Capital expenditure commitments	3.3	3.3	—	—	—
Total contractual obligations	260.9	102.1	137.1	8.3	13.4

          For a discussion of our contractual obligations for notes payable to banks, long-term debt, convertible subordinated debt and commitments and contingencies reference is made to Note H, I, J and N to the Consolidated Financial Statements.

          We outsource a substantial portion of the manufacturing of our Front-end operations to certain suppliers. As our products are technologically complex, the leadtimes for purchases from our suppliers can vary up to nine months, and generally contractual commitments are made for multiple modules or systems in order to reduce our purchase prices per module or system. For the majority of our purchase commitments we do have flexible delivery schedules depending on the market conditions, which allow us, to a certain extent, to delay delivery beyond originally planned delivery schedules.

          At December 31, 2002 we had contingent payables of € 11.0 million related to research and development grants received. The grants received are repayable only to the extent we recognize sales of products to which the grants receive related.

New Accounting Pronouncements

          In June 2001, the FASB issued SFAS 143 “Accounting for Asset Retirement Obligations.” SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on our financial position or results of operations.

          In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with the Exit or Disposal Activities.” This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit and disposal activities that are initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have a material impact on our financial position or results of operations.

          In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal year 2002. SFAS No. 148 does not have a material effect on our financial position or results of operations.

          In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. We are currently evaluating the effect that the adoption of FIN 45 will have on our financial position or results of operations.

          In November 2002, the EITF reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the effect that the adoption of EITF 00-21 will have on our financial position or results of operations.

Item 6. Directors, Senior Management and Employees

A.         Directors and Senior Management

          The names of our directors and senior management and those of our significant subsidiaries and the years of their birth are as follows:

Name	Year of Birth	Position

Paul C. van den Hoek*	1939	Chairman of the Supervisory Board (Expiring 2005)
Eric A. van Amerongen	1953	Supervisory Director (Expiring 2006)
Adri Baan*	1942	Supervisory Director (Expiring 2005)
Johan M.R. Danneels	1949	Supervisory Director (Expiring 2004)
Jacobus den Hoed RA*	1937	Supervisory Director (Expiring 2003)
Arthur H. del Prado	1931	Chairman of the Management Board, President and Chief Executive Officer
Patrick Lam See-Pong	1948	Member of the Management Board, Vice President Back-end Operations and Managing Director ASM Pacific Technology Ltd.
Robert L. de Bakker	1950	Member of the Management Board and Chief Financial Officer
Daniel G. Queyssac	1940	Chief Operating Officer Front-end Operations (until March 11, 2003)
Chuck D. del Prado	1961	Regional Manager Front-end Operations U.S.A., General Manager ASM America, Inc. (as from February 1, 2003)
Fukumi Tomino	1949	Regional Manager Front-end Operations Asia and Managing Director ASM Japan K.K.
Han F.M. Westendorp	1956	Chief Operating Officer Front-end Operations (as from March 11, 2003) and Regional Manager Front-end Operations ASM Europe B.V.
Ivo M.M. Raaijmakers	1957	Director of Research and Development and Chief Technology Officer of Front-end Operations

*     Member of Audit Committee

          Paul C. van den Hoek became a Supervisory Director in March 1981 and is now Chairman of the Supervisory Board. Mr. van den Hoek is a partner in the European law firm of Stibbe, which is our general legal counsel and has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies. At December 31, 2002, Mr. van den Hoek owned 300,000 of our common shares.

          Eric A. van Amerongen was elected to the Supervisory Board in May 2002. Mr. van Amerongen serves as Chief Executive Officer of Koninklijke Swets & Zeitlinger. Before accepting this position, he had been active over 10 years in the position of Group Director of Thomson-CSF (France), Chief Executive Officer of Hollandse Signaal Apparaten B.V. and President and Chief Executive Officer Europe, Middle East and Africa for Lucent Technologies.

          Adri Baan was elected to the Supervisory Board in May 2001. Mr. Baan, who holds a master’s degree in physics from the University of Amsterdam, served as the Chief Executive Officer of the Business Electronics Division of Philips, N. V. from 1993 until March 2001, and served as a member of Philips Group Management Committee from 1996 and Board of Management from 1998 until March 2001. Mr. Baan further serves on the board of directors of various European Companies and is a director of PSA Corporation Limited, Port Singapore Authority and Hesse-Noord Natie “Antwerpen"(Belgium).

          Johan M.R. Danneels was elected to the Supervisory Board in May 2000. Mr. Danneels spent most of his career with Alcatel, and served most recently as Director of Industrial Coordination and Chief Executive Officer of Alcatel Microelectronics. Mr. Danneels serves as Vice President STMicroelectronics Belgium N.V.

          Jacobus den Hoed RA became a Supervisory Director in June 1999. Mr. den Hoed is a certified accountant. He joined AKZO Nobel N.V., a global chemical company in 1969, and served in various financial management positions, most recently as Vice President and Chief Financial Officer from 1996 to 1998 when he retired. Mr. den Hoed serves on the board of directors of various European companies.

          Arthur H. del Prado, our founder, has served as a Managing Director, President and Chief Executive Officer since our formation in 1968. Mr. del Prado is also a founder of ASM Lithography N.V. through a joint venture with Philips Electronics N.V. He serves as a director of MEDEA+, and previously served for many years as a director of its predecessor, JESSI. Mr. del Prado also serves on the board of directors of various European companies and on the board of the Netherlands-Japanese Trade Federation. Mr. del Prado is Chuck D. del Prado’s father.

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

          Chuck D. del Prado has been appointed as General Manager ASM America as of February 1, 2003. He joined us as Director Marketing, Sales & Service of ASM Europe in March 2001. Mr. del Prado worked with IBM Nederland N.V. at the marketing and sales department from 1989 to 1996. He worked in various management capacities at ASM Lithography from February 1996 to 2001 having roles in production, sales, manufacturing and logistics. Mr. Del Prado holds a Master of Science degree from the University of Twente in the Netherlands. Mr. Chuck D. del Prado is the son of Arthur H. del Prado.

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

          Ivo M.M. Raaijmakers became Director of Research and Development and Chief Technology Officer of Front-end Operations in July 1999. He served as Vice President of Development for ASM America from July 1996 to July 1999. He previously held various positions of increasing responsibility in technology development and management at Philips Research Labs, Novellus and Applied Materials since 1982, most recently with Applied Materials from 1993 to 1996. Mr. Raaijmakers holds a Ph.D and Master’s Degree in Physics from Eindhoven University of Technology in the Netherlands.

          Under Netherlands law, supervisory directors have the duty to supervise and advise the managing directors. The supervisory directors are appointed by our shareholders generally for terms of four years. The supervisory directors can be re-elected twice, but are subject to mandatory retirement under our Articles of Association.

          The managing directors are entrusted with our management under the supervision of the supervisory board and have the general authority to enter into binding agreements with third parties. Managing directors are nominated by the supervisory directors and elected by the common shareholders at the general meeting of shareholders. The shareholders may reject a binding nomination at the general meeting of shareholders by a supermajority vote of two-thirds of the total issued and outstanding shares eligible to vote. The shareholders may at any time suspend and dismiss managing directors by a super majority vote of two-thirds of the total issued and outstanding shares eligible to vote. A managing director can be suspended at any time by the supervisory board. There is no statutory term of office for managing directors. Compensation of managing directors is determined by the supervisory board. Currently, our managing directors are Arthur H. del Prado, Patrick Lam See-Pong and Robert L. de Bakker. We expect that Mr. Haijo D.J. Pietersma will be nominated for appointment as a managing director at the annual general meeting of shareholders in May 2003

          Our other officers serve at the discretion and under the direction of the managing directors.

B.       Compensation

          The following table sets forth as to all executive officers and directors information concerning all remuneration from us (including our subsidiaries) for services in all capacities during the fiscal year ended December 31, 2002:

Annual Compensation For The Year Ended December 31, 2002(1)

Name and				Long-Term	All Other
Principal Position	Annual Compensation			Compensation	Compensation

				Securities Under
	Base			Options/SARS
	Compensation	Bonus	Other	Granted

Paul C. van den Hoek	41	—	—	—	—
Eric A. van Amerongen	7	—	—	—	—
Adri Baan	14	—	—	—	—
Johan M.R. Danneels	14	—	—	—	—
Jacobus den Hoed RA	14	—	—	—	—
Arthur H. del Prado	300	—	2	—	—
Patrick Lam See-Pong	458	316	91	349 (3)	—
Robert L. de Bakker	181	—	15	—	—
All other officers and directors as a group (4 persons)(2)	889	16	47	—	—

(1)  In thousands of euros unless indicated otherwise.

(2)  Sets forth as to all executive officers and directors, for which individual disclosure in the Netherlands, our home country, is not required, as a group, information concerning all remuneration from us (including our subsidiaries) for services in all capacities during the fiscal year ended December 31, 2002.

(3)  Represents the value, on the date of grant, of shares of ASM Pacific Technology common stock granted to Mr. Lam See-Pong in December 2002 under the ASM Pacific Technology Employee Share Incentive Scheme, which shares will vest in December 2003.

          We generally contribute to investment funds managed by outside fund managers on behalf of all of our employees. None of the funds so contributed are separately earmarked for directors or senior management.

          We have granted stock options to certain key employees. For information regarding such options see Note L to the Consolidated Financial Statements. Options to purchase an aggregate of 884,500 common shares are held by our executive officers and directors at December 31, 2002. As of February 17, 2003, options to acquire 884,500 common shares were held by executive officers and directors at exercise prices ranging from US$ 0.50, with expiration dates from December 6, 2003 to December 20, 2010.

C. Board Practices

          The supervisory directors are elected by the shareholders of common stock at the annual general meeting of the shareholders and serve for a term of four years. The supervisory directors may be re-elected twice, but under our Articles of Association the supervisory director must resign at the end of the term in which he or she attains the age of 72.

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

          We have an audit committee composed of Messrs. van den Hoek, Baan and den Hoed. The audit committee meets periodically to recommend a firm to be appointed as independent auditors to audit the financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors’ independence.

D. Employees

          As of December 31, 2002, we had 6,554 employees, including 838 employees primarily involved in research and development activities, 297 in marketing and sales, 670 in customer service, 337 in finance and administration, and 4,412 in manufacturing.

          The following table lists the total number of our employees and the number of our employees in our Front-end and Back-end business at the dates indicated.

Geographic Location	December 31, 2000			December 31, 2001			December 31, 2002

	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total

Europe
The Netherlands	312	8	320	377	10	387	341	11	352
Other European countries	133	—	133	124	—	124	128	—	128
United States of America	327	10	337	327	10	337	429	10	439
Japan	217	11	228	226	17	243	245	19	264
Southeast Asia	75	5,997	6,072	71	4,785	4,856	83	5,280	5,363
Other	—	1	1	—	8	8	—	8	8

Total	1,064	6,027	7,091	1,125	4,830	5,955	1,226	5,328	6,554

          Our Netherlands operation, which employs approximately 352 persons, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

          Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. Because of the current market conditions in the semiconductor industry, we have enacted a worldwide hiring freeze and reduced our work force. We believe that our employee relations are good.

E. Share Ownership

          The following table presents information regarding the share ownership and option ownership of our share capital stock as of February 17, 2003 by our directors and senior management:

Percentage of Shares
Name	Shares Owned	Options for Shares	Outstanding(1)

Paul C. van den Hoek	*	—	*
Eric A. van Amerongen	—	—	—
Adri Baan	—	—	—
Johan M.R. Danneels	—	—	—
Jacobus den Hoed RA	—	—	—
Arthur H. del Prado	11,454,292	275,000	23.20%
Patrick Lam See-Pong	*	*	*
Robert L. de Bakker	*	*	*
Daniel G. Queyssac	*	*	*
Chuck del Prado	—	*	—
Fukumi Tomino	*	*	*
Han F.M. Westendorp	—	*	—
Ivo M.M. Raaijmakers	*	*	*

*     Less than 1%.

(1)  Calculated on the basis of each individual’s actual shares held.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

          The following table sets forth information with respect to the ownership of our common shares as of February 17, 2003 certain information with respect to the ownership of our outstanding common shares by each beneficial owner of more than 5% of our common shares and by all of our officers and directors as a group:

	Number of Shares	Percent

Stichting Administratiekantoor ASM International(1)	7,692,039	15.6%

Capital Group International, Inc. and Capital Guardian Trust Company.(2)	3,530,510	7.2%

Capital Research and Management Co. and SMALL CAP World Fund Inc.(2)	2,746,800	5.6%

All officers and directors as a group (13 persons)(3)	12,282,592	24.9%

(1)	Trust controlled by our President, Arthur H. del Prado.

(2)	Derived from Schedule 13G filings as of February 14, 2003.

(3)	Includes the 7,692,039 common shares shown in the table above that are owned by Stichting Administratiekantoor ASM International, a trust controlled by our President, Arthur H. del Prado, and 3,762,253 common shares owned by Mr. del Prado or members of his immediate family.

          On May 28, 1997, we entered into an agreement with Stichting Continuïteit ASM International, or Stichting, pursuant to which Stichting was granted an option to acquire up to that number of our preferred shares that has a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise. Stichting is a non-membership organization organized under Netherlands law. The objective of Stichting is to own and vote our preferred shares in order to maintain our continuity in case of a takeover attempt. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. The Euronext Amsterdam Market in Amsterdam requires that a majority of the board members of Stichting be unrelated to us. As of December 31, 2002, the members of the board of Stichting are:

Arthur H. del Prado	President and Chief Executive Officer, ASM International N.V.

Paul C. van den Hoek	Chairman of the Supervisory Board, ASM International N.V.

Michiel J.C. van Galen	Former Managing Director, Breevast N.V.

Rinze Veenenga Kingma	President Archeus Consulting B.V.

Laurus Traas	Emeritus Professor, Vrije Universiteit Amsterdam

          We are unaware of any arrangement which we anticipate will result in a change in control of ASM International. All shares of our common stock entitle the holder to the same voting rights.

          Of our 49,371,258 outstanding common Shares at February 17, 2003, 9,070,039 are registered with us in the Netherlands, 17,516,322 shares are registered with a transfer agent in the Netherlands, ABN AMROBANK N. V., and 22,784,897 are registered with a transfer agent in the United States, Citibank,

N. A., New York. Our common shares registered with Citibank, N.A., New York are quoted on the Nasdaq National Market under the symbol “ASM International.” As of February 17, 2003 there were approximately 213 record holders in the United States. The common shares registered with ABN AMRO Bank, Breda, the Netherlands, are in bearer form and are traded on the Euronext Amsterdam Market in Amsterdam under the symbol “ASM.”

B. Related Party Transactions

          In December 1999, we acquired 24.0% of the outstanding equity of NanoPhotonics AG, a German supplier of precision metrology equipment, for € 0.4 million, and our Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics AG. We have a five-year option to purchase the 44.5% interest from our Chief Executive Officer at the same price he paid for his interest in the initial transaction. At December 31, 2001 and December 31, 2002, we provided NanoPhotonics with additional financing of € 1.2 million and € 2.9 million, respectively. In 2001 and 2002, we purchased equipment from NanoPhotonics in the amount of € 0.7 million and € 0.2 million, respectively.

          In December 1997, we loaned our Chief Operating Officer Front-end operations € 0.2 million at an average interest rate for 2002 of 2.6%. This interest-bearing loan is outstanding at December 31, 2002 and is repayable upon the exercise of stock options or termination of his employment.

          In March 2000, we made an interest-bearing loan to our Chief Executive Officer in connection with the exercise of stock options at an average interest rate for 2002 of 4.9%. The loan, amounting to € 2.2 million, is outstanding at December 31, 2002 and is secured by the shares received in the stock option exercise. We have custody of the shares until the loan is repaid.

          In October 2001, we entered into a strategic alliance with and made a 15.4% equity investment of $18.0 million (€ 20.3 million) in NuTool, Inc., a privately held semiconductor technology company located in Milpitas, California. The purchase price of the investment was determined by reference to prices paid by other recent strategic investors. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The strategic alliance with NuTool provides us with additional competitive solutions to address the industry’s transition to copper metalization. We have a seat on the board of NuTool, Inc. In 2002, we sold equipment to NuTool in the amount of € 0.7 million.

          The Chairman of the Supervisory Board, Mr. van den Hoek, is a partner in the European law firm of Stibbe. Another partner at Stibbe serves as our general legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies.

Item 8. Financial Information

Financial Highlights and Selected Comparative Financial Data

In Euros and US Dollars(1)	Year Ended December 31,

(millions, except per share data and full-time equivalents)	1998	1999	2000	2001	2002	2002

	EUR	EUR	EUR	EUR	EUR	US$

Operations:
Net sales:	288.1	414.5	935.2	561.1	518.8	544.0
Front-end	132.9	181.7	379.3	336.6	266.9	279.9
Back-end	155.2	232.8	555.9	224.5	251.9	264.1
Earnings (loss) from operations:	12.5	39.4	191.8	24.3	(6.0)	(6.3)
Front-end	(1.6)	(0.8)	34.5	(3.7)	(42.7)	(44.7)
Back-end	14.1	40.2	157.3	28.0	36.7	38.4
Net earnings (loss) before cumulative effect of change in accounting principle	0.2	11.1	98.1	6.1	(29.9)	(31.3)
Cumulative effect of change in accounting principle, net of tax(2)	—	—	(3.8)	—	—	—
Net earnings (loss)	0.2	11.1	94.3	6.1	(29.9)	(31.3)

Balance sheet:
Net working capital(3)	103.9	116.9	212.3	214.6	199.8	209.5
Total assets	282.9	425.0	777.9	757.1	653.8	685.6
Net debt(4)	137.0	105.7	(30.5)	53.3	76.1	79.8

Backlog:	52.8	183.7	345.6	132.6	142.9	149.8
Front-end	27.0	72.5	211.6	107.2	109.9	115.2
Back-end	25.8	111.2	134.0	25.4	33.0	34.6

Number of staff
Full-time equivalents:	4,436	5,426	7,091	5,955	6,554	6,554
Front-end	756	798	1,064	1,125	1,226	1,226
Back-end	3,680	4,628	6,027	4,830	5,328	5,328

Per share data:
Net earnings (loss) per share from operations:
Basic	0.37	1.06	4.10	0.50	(0.12)	(0.13)
Diluted	0.36	0.98	3.95	0.49	(0.12)	(0.13)
Net earnings (loss) per share before cumulative effect of change in accounting principle(2) :
Basic	0.01	0.30	2.09	0.12	(0.61)	(0.64)
Diluted	0.01	0.29	2.02	0.12	(0.61)	(0.64)
Net earnings (loss) per share after cumulative effect of change in accounting principle(2):
Basic	0.01	0.30	2.01	0.12	(0.61)	(0.64)
Diluted	0.01	0.29	1.94	0.12	(0.61)	(0.64)
Weighted average number of shares used in computing per share amounts (in thousands):
Basic	33,794	37,301	46,810	48,944	49,170	49,170
Diluted	34,743	40,664	48,703	49,958	49,170	49,170

Pro forma amounts assuming the new accounting principle is applied retroactively(2)
Net earnings (loss)	0.6	8.9	98.1	6.1	(29.9)	(31.3)
Net earnings (loss) per share:
Basic	0.02	0.24	2.09	0.12	(0.61)	(0.64)
Diluted	0.02	0.23	2.02	0.12	(0.61)	(0.64)

(1)	For the convenience of the reader, Financial Highlights and Selected Comparative Financial Data for 2002 have been converted into US dollars at the exchange rate of 1.0485 United States dollar per euro, which was the noon buying rate in New York City for cable transfers payable in euros at December 31, 2002. Balances prior to January 1, 1999 were restated from Netherlands guilders into euros using the fixed exchange rate as of January 1, 1999 (€ 1.00 = NLG 2.20371). The comparative amounts reported in euros depict the same trends as would have been presented if the Company had continued to present amounts in Netherlands guilders. Amounts prior to January 1, 1999 are not comparable to the balances of other companies that report in Euros having restated amounts from a different currency than Netherlands guilders.

(2)	The cumulative effect of change in accounting principle relates to the effect on prior years of the impact of the adoption of Staff Accounting Bulletin 101. This Bulletin, effective as of January 1, 2000, sets forth guidelines on the timing of revenue recognition of sales. See Note A to the Notes to Consolidated Financial Statements.

(3)	Accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue.

(4)	Net debt includes long-term debt, convertible subordinated debt and notes payable to banks, less cash and cash equivalents.

SCHEDULE I
CONDENSED FINANCIAL STATEMENTS
ASM INTERNATIONAL N.V., HOLDING COMPANY

(Thousands of Euro)

Condensed Balance Sheets of ASM International N.V.

	December 31,
	2000	2001	2002

Assets:
Total current assets	98,173	186,974	117,911
Investments	264,970	261,303	164,137
Loans due from investments	6,723	17,668	91,101
Total noncurrent assets	6,391	11,745	16,658

	376,257	477,690	389,807

Liabilities & Shareholders’ Equity
Total current liabilities	46,467	24,675	13,919
Total noncurrent liabilities	21,468	132,105	110,346

Total liabilities	67,935	156,780	124,265
Shareholders’ equity	308,322	320,910	265,542

	376,257	477,690	389,807

Condensed Statements of Earnings ASM International N.V.

	Year ended December 31,
	2000	2001	2002

Earnings (losses) subsidiaries	97,460	5,923	(26,381)
Earnings (losses) ASM International	(3,188)	175	(3,481)

Net earnings (loss)	94,272	6,098	(29,862)

Condensed Cash Flow Statements ASM International N.V.

	Year ended December 31,
	2000	2001	2002

Net cash provided by (used in) operating, financing or investing activities	43,654	47,593	(85,347)

Cash and cash equivalents at the beginning of the year	2,208	45,862	93,455

Cash and cash equivalents at the end of the year	45,862	93,455	8,108

Notes to Condensed Financial Statements of ASM International N.V.:

          Restrictions which limit the availability of retained earnings, net income for dividend purposes and other funds transfers from subsidiaries to ASM International N.V.:

ASM Pacific Technology

          Subject to the availability of adequate funds, all the retained earnings of ASM Pacific Technology group can be distributed to its shareholders, including ASM International, on a basis proportional to shareholdings of each shareholder. Such retained earnings at December 31, 2002 according to Hong Kong GAAP amounts to approximately HK$ 913.9 million (€ 111.8 million). Other than the above, ASM Pacific Technology group is prohibited from making loans or advances, other than trade receivables in the normal course of business, to ASM International under the Hong Kong Stock Exchange Listing Rules.

SCHEDULE II
VALUATION RESERVES

(Thousands of Euro)

		Charged or
	Balance at	released to		Currency
	beginning of	cost and		translation	Balance at the
Class of valuation reserve	period	expenses	Deductions	effect	end of period

Allowance for doubtful accounts
Year ended 12/31/02	6,952	133	(803)	(818)	5,464
Year ended 12/31/01	8,734	(2,055)	(45)	318	6,952
Year ended 12/31/00	1,432	7,868	(428)	(138)	8,734
Provision for inventory
Year ended 12/31/02	21,012	2,321	(2,157)	(1,997)	19,179
Year ended 12/31/01	20,275	4,416	(4,337)	658	21,012
Year ended 12/31/00	13,079	10,295	(3,814)	715	20,275

Item 9. The Offer and Listing.

A.         Offer and Listing Details

             The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the Nasdaq National Market and the high and low closing price as reported on Euronext Amsterdam Market:

Price Range of Common Shares

	Nasdaq Closing Prices		Euronext Closing Prices

	High	Low	High		Low

Annual Information
1998	$12.88	$2.50	Nlg	26.90	Nlg	4.90
1999	23.94	3.63		€23.00		€3.55
2000	35.63	9.31		38.00		10.75
2001	26.84	10.40		31.45		10.10
2002	28.34	6.50		31.90		7.00
Quarterly Information
2001:
First Quarter	$19.88	$9.63		€20.70		€10.10
Second Quarter	26.84	15.31		31.45		17.35
Third Quarter	23.76	10.40		26.80		10.90
Fourth Quarter	19.51	14.81		21.75		11.05
2002:
First Quarter	$26.11	$17.77		€29.70		€20.39
Second Quarter	28.34	14.02		31.90		14.69
Third Quarter	18.30	8.30		18.60		8.16
Fourth Quarter	14.99	6.50		15.20		7.00
Monthly Information
October 2002	$12.75	$6.50		€12.70		€7.00
November 2002	14.99	10.25		15.20		10.10
December 2002	14.79	11.45		15.12		11.28
January 2003	14.31	11.54		13.80		10.59
February 2003	12.81	10.34		11.79		9.73
March 2003	12.24	9.61		11.40		8.78

B. Plan of Distribution

     Not applicable.

C. Markets

     Our common shares are quoted on The Nasdaq National Market under the symbol “ASMI” and listed on the Euronext Amsterdam stock exchange under the symbol “ASM.”

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

Item 10. Additional Information.

A. Share Capital

     Not applicable.

B. Memorandum of Articles of Association

     Incorporated by reference to our Registration Statement on Form F-3 filed with the United States Securities and Exchange Commission on July 3, 2002 and filed as Exhibit 3.1 to our Form 6-K on November 6, 2001.

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

E. Taxation

Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on US Shareholders

     The statements below briefly summarize the current Dutch tax laws, based on the laws as in force at January 1, 2003. The description is limited to the tax implications for shareholders who neither are nor are deemed to be a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to holders of special classes of shares and should not be interpreted as extending by implication to matters not specifically referred to in this document. As to individual tax consequences, shareholders are advised to consult their own tax advisors.

     Withholding Tax

     Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital which is not recognized as such for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of ordinary shares or consideration for the repurchase of ordinary shares by us, or one of our subsidiaries, to the extent that such consideration exceeds the average paid-in capital which is recognized as such for Dutch dividend withholding tax purposes;

•	the par value of ordinary shares issued to a holder of ordinary shares or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, which is recognized as such for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayments of paid-in capital, which is recognized as such for Dutch dividend withholding tax purposes, if and insofar as there are net profits (zuivere winst), unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to the articles of association.

     If a holder of ordinary shares resides in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full exemption from, reduction or refund of Dutch dividend withholding tax. The Netherlands has concluded such a convention with the United States, among other countries.

     Under the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “US Tax Treaty”) currently in effect, dividends we pay to a holder of our common shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes but who is a resident of the United States as defined in the US Tax Treaty are generally eligible for a reduction of the 25% Dutch withholding tax to 15% or, in the case of certain US corporate shareholders owning at least 10% of ASM International voting power, to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The US Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file an application for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may not claim the benefits of the US Tax Treaty unless:

•	the holder is a resident of the United States as defined therein; and

•	the holder’s entitlement to such benefits is not limited by the provisions of Article 26 (“limitation on benefits”) of the US Tax Treaty.

     Under current Dutch law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the Dutch Tax Authorities. That portion generally may not exceed 3% of the total dividend distributed by us. If we retain a portion of the amount withheld from the dividends paid, the portion (which is not remitted to the tax authorities) might not be creditable against your domestic income tax or corporate income tax liability. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you and advise you to check the consequences thereof with your local tax advisor.

     A refund, reduction, exemption or credit of Dutch dividend withholding tax on the basis of Dutch tax law or on the basis of a tax treaty between the Netherlands and another state, will be granted only if the dividends are paid to the beneficial owner of the dividends. A receiver of a dividend is not considered to be the beneficial owner of a dividend if, in an event of “dividend stripping’, in which he has paid a consideration related to the receipt of such dividend In general terms, “dividend stripping” can be described as in the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids Dutch dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions.

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

     For the purposes of Dutch gift and inheritance tax, a Dutch national is deemed to be a resident of the Netherlands if he resided in that country at any time during a period of ten years preceding the date of the gift or death, as the case may be. In addition, for the purposes of Dutch gift tax, a person not possessing Dutch nationality is also deemed to be a Dutch resident, irrespective of his nationality, if he was a Dutch resident at any time during a period of twelve months preceding the time at which the gift was made. The Netherlands has concluded a treaty with the United States, based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or US inheritance tax and the deceased was a resident of either the Netherlands or the United States.

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

     Taxation of Dividends

     Subject to the passive foreign investment company rules described below, the gross amount of any distribution paid (including amounts withheld to pay Netherlands taxes) with respect to the shares, other than certain pro rata distributions of our shares, will be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. If a U.S. Holder receives a dividend in euros, the amount of the dividend for U.S. federal income tax purposes will be the U.S. dollar value of the dividend, determined at the spot rate in effect on the date of such payment, regardless of whether the payment is later converted into U.S. dollars. In the case of such later conversion, the U.S. Holder may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted to U.S. dollars. Distributions treated as dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares (thereby increasing the amount of gain and decreasing the amount of loss to be recognized on the subsequent disposition of the shares), and to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in the shares such excess will be taxed as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and therefore it may not be possible to determine that a distribution should not be treated as a dividend.

     Subject to certain conditions and limitations set forth in Sections 901 and 904 of the Internal Revenue Code, including certain holding period requirements, foreign tax withheld or paid with respect to dividends on common shares generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. Under current Dutch law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands (see “Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on US Shareholders —Withholding Tax”). This amount generally may not exceed 3% of the total dividend distributed by us. If we withhold an amount from dividends paid to a U.S. Holder that we then are not required to remit to any taxing authority in the Netherlands, the amount in all likelihood will not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide U.S. Holders with information concerning the extent to which we have applied the reduction described above to dividends paid to U.S. Holders.

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

     Passive Foreign Investment Company

     The passive foreign investment company (“PFIC”) provisions of the Internal Revenue Code can have significant tax effects on U.S. Holders. In general, a foreign corporation will be a PFIC in a particular tax year and for all succeeding tax years if:

•	75% or more of its gross income (including the foreign corporation’s pro rata share of the gross income of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) in a taxable year is passive income; or

•	at least 50% of the average value of the corporation’s gross assets in a taxable year (average determined as of the end of each quarter of the corporation’s taxable year and ordinarily determined based on gross fair market value, including the pro rata share of the assets of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) produce, or are held for the production of, passive income.

     If we were a PFIC for a taxable year during which a U.S. Holder owned our shares, and the U.S. Holder did not make an election either to treat us as a qualified electing fund (within the meaning of the Internal Revenue Code) for the first taxable year in the U.S. Holder’s holding period that we were a PFIC or to mark our shares to market, then:

•	Excess distributions paid to a U.S. Holder will be taxed in a special way. Excess distributions are amounts received by a U.S. Holder with respect to our shares in any taxable year, plus the amount of any income inclusion as a result of an investment in U.S. property by us during the taxable year, that exceed 125% of the average distributions received by the U.S. Holder from us in the three previous years before the current taxable year (or, if shorter, the U.S. Holder’s holding period for the shares). The total excess distributions will equal zero for the taxable year in which the U.S. Holder’s holding period in such stock begins. The portion of an actual distribution that is not an excess distribution is not taxed under the excess distribution rules, but rather is taxed as described above under “Taxation of Dividends.” Excess distributions must be allocated ratably to each day that a U.S. Holder has held our shares, up to and including the date of the distribution. A U.S. Holder must report amounts allocated to the current taxable year (and to prior taxable years during which we were not a PFIC) as ordinary income for the current taxable year. Amounts allocated to each prior taxable year for which we were a PFIC are subject to the highest rate of tax for the year to which allocated, and each of the resulting amounts of tax incurs an interest charge as if it were an underpayment of taxes for the year to which allocated. Amounts allocated to prior years during which we were a PFIC are never included in a U.S. Holder’s taxable income. Rather, the tax and interest determined under the rules (the “Deferred Tax Amount”) described herein is added to the U.S. Holder’s tax liability and is an actual tax liability, regardless the U.S. Holder’s other income or losses. Thus, even if the U.S. Holder otherwise is not liable for tax (i.e., because of a net operating loss), the U.S. Holder will still have to pay the Deferred Tax Amount. Special foreign tax credit rules applicable to excess distributions may allow a U.S. Holder to offset the amount of tax due on an excess distribution.

•	The entire amount of gain that is recognized by a U.S. Holder upon a sale or other disposition of shares will also be considered an excess distribution and will be subject to tax as described above regardless of whether such gain would otherwise be subject to nonrecognition provisions. For purposes of these rules, a disposition is any transaction that constitutes an actual or deemed transfer of our stock, except for transfers made between members of a consolidated group.

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

     In lieu of making a QEF election, a U.S. Holder of publicly traded PFIC shares could elect to mark the shares to market annually, in which case if the fair market value of the U.S. Holder’s PFIC shares exceeds the U.S. Holder’s adjusted tax basis in those shares as of the close of the U.S. Holder’s taxable year, the U.S. Holder will recognize the amount of the excess as ordinary income. Likewise, if the fair market value of the U.S. Holder’s PFIC shares is less than the U.S. Holder’s adjusted tax basis in those shares as of the close of the U.S. Holder’s taxable year, the U.S. Holder may recognize the difference as ordinary loss. Losses may be deducted only to the extent of net gain previously included in taxable income by the U.S. Holder under the election for prior taxable years. Provided that if the U.S. Holder has elected to mark our shares to market for all taxable years during which (i) the U.S. Holder owned our shares and (ii) we were a PFIC, the PFIC rules generally will not apply to such U.S. Holder.

     If U.S. Holders own shares during any year in which we are a PFIC, the U.S Holders must file Internal Revenue Service Form 8621.

     We believe that we are not a PFIC, and we do not expect to become a PFIC. However, we cannot assure that we will not qualify as a PFIC in the future.

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

     For tax year 2003, a personal holding company generally is taxed currently at a rate of 38.6% on its undistributed personal holding company income, which is calculated based generally on the corporation’s taxable income after deducting dividends paid and making certain other adjustments. The PHC tax on a foreign corporation is limited to the corporation’s U.S. source income. Even if we were to become a PHC, we do not expect to have material undistributed PHC income. However, we cannot assure you that we will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in our shareholder base and income or other circumstances that could change the application of the PHC rules to us. In addition, if we become a PHC we cannot assure you that the amount of our PHC income will be immaterial.

     Controlled Foreign Corporation Rules

     If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. Holders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Internal Revenue Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our “Subpart F Income,” as defined in the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of shares by any U.S. Holder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged and accumulated during the periods that we were a CFC. Under certain circumstances, a U.S. Holder that directly owns 10% or more of our voting shares and is a corporation may be entitled to an indirect foreign tax credit for amounts characterized as dividends under Section 1248 of the Internal Revenue Code. We believe that we are not a CFC and we will not become a CFC, however, we can not assure you that we will not become a CFC in the future.

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

     Not Applicable.

G. Statement by Experts

     Not Applicable.

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

     Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Market Risk Disclosure

     We are exposed to market risk from changes in interest rates and foreign currency exchange rates, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the euro. We report our operating results and financial position in euros, while foreign affiliates report their operating results and financial position in their respective functional currencies. To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Shareholders’ Equity and for the year ended December 31, 2002, we recorded an unfavorable movement of € 29.4 million.

Foreign exchange risk management

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

     In the first quarter of 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. All of our derivative financial instruments are recorded at their fair value in other current assets or accrued expenses.

     The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. In accordance with SFAS No. 133, hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. An amount of approximately € 1.3 million included in other comprehensive income at December 31, 2002 will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under net interest and other financial income (expenses) on the Statement of Operations.

     Furthermore, we continue to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and nonderivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. Foreign currency receivables and payables are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings earnings under net interest and other financial income (expenses) on the Statement of Operations. The operations of our subsidiaries are generally financed with debt issued in the currency of the country in which each subsidiary is located in an effort to limit our foreign currency exposure.

     As of December 31, 2002, we have entered into forward exchange contracts with terms less than twelve months to sell in total US$ 28.2 million and to receive € 29.0 million, to sell US$ 10.5 million and to receive Japanese yen 1,263 million, to buy in total US$ 3.0 million for payment of € 2.9 million and to buy in total US$ 2.4 million for payment of Japanese yen 285 million. At December 31, 2002, the fair market value of these forward exchange contracts were to receive € 37.0 million and to pay € 5.1 million. The fair market value of these contracts are based on external quotes from banks for similar contracts.

     The following analysis sets out the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the euro from their levels as of December 31, 2002 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are dominated, primarily the US dollar, against the euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are dominated, primarily the US dollar, against the euro. The selection of 10% favorable or unfavorable change in exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be possible that all of the foreign currency exchange rates to which we are exposed would simultaneously change by more than 10%, we find it meaningful to “stress test” our exposure under this 10% fluctuation scenario and other hypothetical adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

					As of December 31, 2002

					Sensitivity analysis

	Currency and		Carrying		Favorable	Unfavorable
	notional amount		amount	Fair value	change of 10%	change of 10%

	(in millions)			(in millions of euro)
Notes payable to banks, due within twelve months	yen	2,068.5	16.5	16.5	14.9	18.2
Long-term debt with maturities:
due from 2003 – 2010	euro	4.9	4.9	5.1	4.9	4.9
due from 2004 – 2006	yen	722.4	5.8	5.8	5.2	6.4
due from 2003 – 2005	US$	0.1	0.1	0.1	0.1	0.1
Convertible subordinated debt, due November 15, 2005	US$	115.0	109.7	105.0	98.7	120.6
Foreign exchange contracts, settlement within twelve months:
purchase	US$	5.4	5.2	5.1	4.6	5.7
sale	US$	38.7	39.0	37.0	33.2	40.6

     As our borrowings are primarily in other currencies than the euro a change in foreign currency exchange rates will have an impact on our net earnings. A hypothetical change of 10% in foreign currencies against the euro would result in € 0.7 million change in interest expenses at December 31, 2002 borrowing levels.

Interest risk

     At December 31, 2002, we had convertible subordinated debt borrowings outstanding of € 109.7 million at a fixed interest rate, maturing in November 2005, € 10.8 million in long-term debt at fixed interest rates, due from 2003-2010, and € 26.5 million in other borrowings with variable short-term interest rates. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. A hypothetical change in the average interest rate by 10% on the portion of our debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2002 borrowing levels.

Credit risk

     Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. We do not anticipate nonperformance by counterparties. We generally do not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain a policy providing for the diversification of cash and cash equivalent investments and placement of investments in high quality financial institutions to limit the amount of credit risk exposure. A significant percentage of our revenue is derived from a limited number of large customers. Our largest customer accounted for approximately 13.9% of our net sales in 2002 and our ten largest customers accounted for approximately 39.6% of our net sales in 2002. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from us. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which might harm our financial results and financial condition. At December 31, 2002, one customer accounted for 18.3% of the outstanding balance in accounts receivable.

Item 12. Description of Securities Other Than Equity Securities.

     Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures.

A. Evaluation of disclosure controls and procedures

     We have disclosure controls and procedures in place, which are designed to ensure that material information related to ASM International, including our consolidated subsidiaries, is made known to our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). We review our disclosure controls and procedures regularly and when necessary and make changes to ensure they are effective.

     Within the 90 day period prior the date of this report, an evaluation was carried out under the supervision and with the participation of our management, including the CEO and the CFO, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective in causing material information to be collected and evaluated by the management of ASM International on a timely basis and to ensure that the quality and timeliness of our public disclosures complies with our SEC disclosure obligations.

B. Changes in internal controls

     There were no significant changes in our internal controls or in other factors that could significantly affect those controls after the date of our most recent evaluation.

Part III

Item 17. Financial Statements

     Not Applicable.

Item 18.  Financial Statements.

     See pages F-1 through F-32, incorporated herein by reference.

Item 19.  Exhibits(*)

Exhibit			Included
Number	Description	Incorporated by Reference to:	Herein:

1.1	English translation of ASM International N.V.’s Compiled Articles of Association, as amended	Exhibit 3.1 to Registrant’s 6-K filed on November 6, 2001

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.2	Debenture Purchase Agreement Part 1	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.3	Debenture Purchase Agreement Part 2	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.4	Zero Coupon Debenture	Exhibit 4.3 to the Registrant’s Form F-3 filed on December 13, 1999

4.5	Common Stock Purchase Warrant	Exhibit 4.4 to the Registrant’s Form F-3 filed on December 13, 1999

4.6	Supplemental Common Stock Purchase Warrant	Exhibit 4.5 to the Registrant’s Form F-3 filed on December 13, 1999

Exhibit			Included
Number	Description	Incorporated by Reference to:	Herein:

4.7	Registration Rights Agreement	Exhibit 4.6 to the Registrant’s Form F-3 filed on December 13, 1999

4.8	Purchase Agreement dated November 14, 2001 between ASM International N.V. and CIBC World Markets Corp. for purchase of US$ 100 million of 5% Convertible Subordinated Notes	Exhibit 4.16 to the Registrant’s Form 20-F/A filed on May 10, 2002

4.9	Indenture Agreement dated November 19, 2001 between ASMI International N.V. and Citibank, N.A.	Exhibit 4.17 to the Registrant’s Form 20-F/A filed on May 10, 2002

4.10	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002

4.11	Equity Line Financing Agreement between ASM International N.V. and Canadian Imperial Holding, Inc. (“CIHI”) dated July 2, 2002	Exhibit 4.18 to the Registrant’s Form F-3 filed on July 3, 2002

4.12	Registration Rights Agreement between ASM International N.V. and CIHI dated July 2, 2002	Exhibit 4.19 to the Registrant’s Form F-3 filed on July 3, 2002

4.13	English translation of Robert L. de Bakker’s Employment Agreement		X

4.14	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990		X

4.15	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 12, 1999		X

4.16	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited		X

8.1	Subsidiaries		X

10.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

10.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the		X

Exhibit			Included
Number	Description	Incorporated by Reference to:	Herein:

Sarbanes-Oxley Act of 2002

10.3	Auditor’s Consent		X

*	Pursuant to Item 19.2(b)(1) of Form 20-F, the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.

SIGNATURES

     The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL N.V.

Date: April 17, 2003	/s/ Arthur H. del Prado Arthur H. del Prado Managing Director and Chief Executive Officer

I, Arthur H. del Prado, certify that:

1.	I have reviewed this annual report on Form 20-F of ASM International N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003

/s/ Arthur H. del Prado

Arthur H. del Prado
Chief Executive Officer

I, Robert L. de Bakker, certify that:

1.	I have reviewed this annual report on Form 20-F of ASM International N.V.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 17, 2003

/s/ Robert L. de Bakker

Robert L. de Bakker
Chief Financial Officer

Independent Auditors’ Report

Board of Directors and Shareholders
ASM International N.V.
Bilthoven, the Netherlands

     We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (collectively, the ‘Company’) as of December 31, 2001 and 2002, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years ended December 31, 2000, 2001 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASM International N.V. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note F to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

Deloitte & Touche
Accountants

Amsterdam, the Netherlands,
February 17, 2003

Consolidated Balance Sheets

		EUR

		December 31,

(thousands except share data)	Note	2001	2002

Assets
Cash and cash equivalents	C	107,577	70,991
Marketable securities	C	5	11
Accounts receivable (less allowance for doubtful accounts of € 6,952 and € 5,464)		136,615	132,818
Inventories	D	206,027	185,752
Income taxes receivable		4,103	1,840
Deferred tax assets	S	—	1,843
Other current assets		21,110	18,786

Total current assets		475,437	412,041
Property, plant and equipment, net	E	191,081	160,501
Goodwill, net	F	64,306	54,529
Deferred tax assets	S	—	2,781
Other assets	G	26,241	23,989

Total Assets		757,065	653,841

Liabilities and Shareholders’ Equity
Notes payable to banks	H	16,231	26,548
Accounts payable		61,737	67,029
Accrued expenses		69,544	55,414
Advance payments from customers		6,309	6,290
Deferred revenue		11,562	8,851
Income taxes payable		4,227	5,560
Current portion of long-term debt	I	2,179	2,669

Total current liabilities		171,789	172,361
Deferred tax liabilities	S	1,977	1,050
Long-term debt	I	11,720	8,175
Convertible subordinated debt	J	130,728	109,665

Total liabilities		316,214	291,251
Minority interest in subsidiary		119,941	97,048
Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 49,070,296 and 49,370,308 shares		1,963	1,975
Financing preferred shares
Authorized 8,000 shares, par value € 40, none issued		—	—
Preferred shares
Authorized 118,000 shares, par value € 40, none issued		—	—
Capital in excess of par value		252,892	254,999
Retained earnings		64,916	35,054
Accumulated other comprehensive income (loss)		1,139	(26,486)

Total Shareholders’ Equity	K	320,910	265,542

Total Liabilities and Shareholders’ Equity		757,065	653,841

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		EUR

		Year ended December 31,

(thousands, except per share data)	Note	2000	2001	2002

Net sales	T	935,212	561,064	518,802
Cost of sales		(518,027)	(337,743)	(328,077)

Gross profit	T	417,185	223,321	190,725
Operating expenses:
Selling, general and administrative		(147,318)	(111,851)	(108,393)
Research and development, net	Q	(73,800)	(79,661)	(88,334)
Amortization of goodwill	F	(4,295)	(7,558)	—

Total operating expenses		(225,413)	(199,070)	(196,727)

Earnings (loss) from operations	T	191,772	24,251	(6,002)
Net interest and other financial income (expenses)	R	(1,595)	(984)	(10,416)

Earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle		190,177	23,267	(16,418)
Income taxes	S	(22,830)	(4,711)	1,165

Earnings (loss) before minority interest and cumulative effect of change in accounting principle		167,347	18,556	(15,253)
Minority interest		(71,107)	(13,373)	(15,890)
Gain on dilution of investment in subsidiary	L	1,822	915	1,281

Net earnings (loss) before cumulative effect of change in accounting principle	T	98,062	6,098	(29,862)
Cumulative effect of change in accounting principle, net of tax	A	(3,790)	—	—

Net earnings (loss)		94,272	6,098	(29,862)

Basic net earnings (loss) per share:
Net earnings (loss) before cumulative effect of change in accounting principle		2.09	0.12	(0.61)
Cumulative effect of change in accounting principle	A	(0.08)	—	—

Net earnings (loss)		2.01	0.12	(0.61)

Diluted net earnings (loss) per share:
Net earnings (loss) before cumulative effect of change in accounting principle		2.02	0.12	(0.61)
Cumulative effect of change in accounting principle	A	(0.08)	—	—

Net earnings (loss)		1.94	0.12	(0.61)

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	V	46,810	48,944	49,170
Diluted	V	48,703	49,958	49,170

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	EUR

	Year ended December 31,

(thousands)	2000	2001	2002

Net earnings (loss)	94,272	6,098	(29,862)
Other comprehensive income (loss):
Exchange rate changes for the year	(882)	5,091	(29,413)
Realized and unrealized gains (losses) on derivative instruments	—	(451)	1,788

Total other comprehensive income (loss)	(882)	4,640	(27,625)

Comprehensive income (loss)	93,390	10,738	(57,487)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

		EUR

						Accumulated	Total
		Number of		Capital in	Retained	other com-	Share-
		common	Common	excess of	earnings	prehensive	holders’
(thousands, except for number of common shares)	Note	shares	shares	par value	(deficit)	income (loss)	Equity

Balance December 31, 1999		40,107,784	182	103,443	(35,454)	(2,619)	65,552
Issuance of common shares:
For stock options	L	901,605	4	3,123	—	—	3,127
Exercise of warrants	K	3,537,957	16	27,514	—	—	27,530
Public offering	K	4,250,000	19	119,692	—	—	119,711
Net earnings		—	—	—	94,272	—	94,272
Fair value of put option for structured equity line		—	—	(988)	—	—	(988)
Other comprehensive loss		—	—	—	—	(882)	(882)

Balance December 31, 2000		48,797,346	221	252,784	58,818	(3,501)	308,322
Issuance of common shares:
For stock options	L	272,950	3	1,847	—	—	1,850
Change in par value per share	K	—	1,739	(1,739)	—	—	—
Net earnings		—	—	—	6,098	—	6,098
Other comprehensive income		—	—	—	—	4,640	4,640

Balance December 31, 2001		49,070,296	1,963	252,892	64,916	1,139	320,910
Issuance of common shares:
For stock options	L	300,012	12	2,107	—	—	2,119
Net loss		—	—	—	(29,862)	—	(29,862)
Other comprehensive loss		—	—	—	—	(27,625)	(27,625)

Balance December 31, 2002		49,370,308	1,975	254,999	35,054	(26,486)	265,542

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	EUR

	Year ended December 31,

(thousands)	2000	2001	2002

Cash flows from operating activities:
Net earnings (loss)	94,272	6,098	(29,862)
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	52,223	42,763	40,091
Amortization debt issuance costs	1,575	173	1,448
Cumulative effect of change in accounting principle, net of tax	3,790	—	—
Deferred income taxes	(2,652)	1,139	(5,369)
Minority interest	71,107	13,373	15,890
Gain on dilution of investment in subsidiary	(1,822)	(915)	(1,281)
Compensation expense Employee Share Incentive Scheme ASMPT	2,773	3,995	3,417
Increase (decrease) in allowance for doubtful receivables	7,302	(1,782)	(670)
Changes in other assets and liabilities:
Accounts receivable	(96,807)	103,787	(10,594)
Inventories	(73,462)	(18,026)	(3,473)
Other current assets	(7,984)	2,718	866
Accounts payable and accrued expenses	62,901	(79,424)	3,098
Advance payments from customers	9,028	(7,314)	1,077
Deferred revenue	2,664	(3,351)	(2,443)
Income taxes	19,101	(22,864)	4,195

Net cash provided by operating activities	144,009	40,370	16,390
Cash flows from investing activities:
Capital expenditures	(71,366)	(71,563)	(33,246)
Acquisition of shares from minority shareholders	(75,461)	—	—
Acquisition of business	(96)	(20,278)	—
Proceeds from sale of property, plant and equipment	4,332	621	1,578
Sale (purchase) of marketable securities	6,214	—	(6)

Net cash used in investing activities	(136,377)	(91,220)	(31,674)
Cash flows from financing activities:
Notes payable to banks, net	(9,531)	3,095	11,409
Proceeds from long-term debt and subordinated debt	78,466	127,849	595
Repayments of long-term debt and subordinated debt	(96,202)	(55,387)	(3,139)
Proceeds from issuance of common shares	126,813	1,850	2,119
Fair value of put option for structured equity line	(988)	—	—
Dividends to minority shareholders	(14,173)	(29,838)	(24,459)

Net cash provided by (used in) financing activities	84,385	47,569	(13,475)
Exchange rate effects	635	4,053	(7,827)

Net increase (decrease) in cash and cash equivalents	92,652	772	(36,586)
Cash and cash equivalents at beginning of year	14,153	106,805	107,577

Cash and cash equivalents at end of year	106,805	107,577	70,991

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	2,257	1,491	8,295
Income taxes	6,381	26,436	8

Non cash financing activities:
Exercise of warrants and repayment of subordinated debt	23,555	—	—

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

     (EUR in thousands, except per share data and unless otherwise stated)

NOTE A     Summary of Significant Accounting Policies

     Basis of Presentation

     ASM International N.V. (‘ASMI’ or ‘the Company’) is a corporation domiciled in the Netherlands with principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. The Company provides production solutions for the main areas of semiconductor production: wafer processing (Front-end), assembly and packaging (Back-end). The Company follows accounting principles generally accepted in the United States of America. Effective for 2002 the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” as described in more detail below.

     Principles of Consolidation

     The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries (‘the Company’), where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Statement of Operations upon the sale of the respective inventory to a third party.

     Foreign Currency Translation

     The financial information for subsidiaries outside the Netherlands is measured using local currencies as the functional currency of that subsidiary. Assets and liabilities of foreign subsidiaries are translated into euros at exchange rates prevailing at the end of the year. Revenues and costs relating to the operation of such subsidiaries are translated at average exchange rates during the year. Resulting translation adjustments are directly recorded in Shareholders’ Equity. Exchange rate differences on translations of other transactions in foreign currencies are reflected in the Statement of Operations.

     Derivative Financial Instruments

     The Company uses derivative instruments to manage certain exposures to foreign currency risks. The Company’s objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of such exposure.

     The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138, in the first quarter of 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other current assets or accrued expenses. The transition adjustment upon adoption of SFAS No. 133 in 2001 was not material.

     ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in other currencies than the functional currency of the respective subsidiary conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows. The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. The Company uses derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated sales and purchase transactions expected to occur within the next twelve months. As a policy the Company only hedges forecasted foreign currency transactions for which we have a firm commitment from a customer or to a supplier. In accordance with SFAS No. 133, these hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. All amounts included in other comprehensive income at December 31, 2002 will be reclassified to earnings within twelve months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under net interest and other financial income (expenses) in the Statement of Operations.

     Furthermore, the Company continues to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and nonderivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. Foreign currency receivables and payables are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations.

     Gains or losses recognized resulting from the ineffectiveness of cash flow and fair value hedges were not material for the years ended December 31, 2001 and 2002.

     Revenue Recognition

     Effective January 1, 2000 the Company adopted new guidance on revenue recognition as is described in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB 101”), issued by the staff of the Securities and Exchange Commission (the “SEC”) in December 1999.

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

     Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, current accounts with banks, and short-term deposits with a maturity of three months or less at the date of purchase.

     Marketable Securities

     All investments in marketable securities are classified as available for sale which requires to report these investments at fair market value and record the unrealized gains and losses, after tax, as a component of Shareholders’ Equity. In the accompanying Consolidated Financial Statements the marketable securities are carried at cost which approximates fair market value. Realized gains and losses on securities sold are included in net earnings.

     Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and custom duties, direct wages of employees and charges for factory production overhead.

     Property, Plant and Equipment

     Property, plant and equipment are carried at cost, less accumulated depreciation. Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the lesser of the estimated useful life of the underlying property and the lease term.

     Goodwill and Other Intangible Assets

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after June 30, 2001 are accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather tested at least annually for impairment. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The Company adopted SFAS No. 142 as of January 1, 2002, and as of that date stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. The Company tests its recorded goodwill for impairment each year on December 31 or if an event occurs or circumstances change that would indicate that the carrying amount exceeds the fair value of the goodwill. Based on the tests performed no impairment loss was recorded upon adoption of this standard as of January 1, 2002, and as of December 31, 2002.

     Strategic Investments

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

     Recoverability of Long-Lived Assets

     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets and certain recognized intangible assets (except those not being amortized) to be held and used by the Company, and to long-lived assets and certain recognized intangible assets (including those not being amortized) to be disposed of, are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Generally, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

     Income Taxes

     The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Statement of Operations in the period in which the enacted rate changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

     Stock-Based Compensation

     ASMI accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” Accordingly, ASMI computes compensation costs for each employee stock option granted as the amount by which the estimated fair value of the ASMI common shares on the date of the grant exceeds the amount the employee must pay to acquire the shares. As required by SFAS No. 123, “Accounting for Stock-Based Compensation,” ASMI has included, in Note L, the required SFAS No. 123 pro forma disclosures of net income (loss) and earnings (loss) per share as if the fair value-based method of accounting had been applied.

     Research and Development Expenses

     Research and development costs are expensed as incurred. Costs, which relate to prototype and experimental models, which are sold to customers, are charged to cost of sales. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such project costs occur. Technical development credits (Technische Ontwikkelings Kredieten or “TOK”), received from the government of the Netherlands, to offset the cost of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales and are charged to cost of sales. No such repayments are required if such sales do not occur (see Note Q).

     Sales of Shares by a Subsidiary

     As further described in the Notes to Consolidated Financial Statements herein, from time to time, the consolidated subsidiary ASM Pacific Technology Ltd. (“ASMPT”) will issue common shares pursuant to their Employee Share Incentive Scheme. The effect of these issuances is a dilution of the ownership in ASMPT. The Company recognizes the impact of these issuances, and other qualifying issuances as discussed in the SEC’s Staff Accounting Bulletin “Accounting for Sales of Stock by a Subsidiary” (“SAB 51”), in the Statement of Operations as a gain (loss) on dilution of investment in subsidiary.

     Change in Presentation of Dividend Payable to Minority Shareholders

     In 2002 the Company changed its accounting of the proposed dividend payable of its 54.11% subsidiary ASMPT, following the adoption of such change in the principal financial statements of the subsidiary ASMPT. The proposed dividend to minority shareholders, previously recognized as a liability at the balance sheet date, is now recorded as part of “minority interest in subsidiary” instead of “accrued expenses”, and is recognized as a liability when such dividend is declared by the general meeting of shareholders of ASMPT. The comparative amounts for prior years in the Balance Sheet and the Statement of Cash Flows have been restated retroactively to reflect a consistent representation. The change in presentation did not have an impact on the Company’s Shareholders’ Equity and net earnings.

     Cumulative Effect of Change in Accounting Principle

     As more fully described under Revenue Recognition, the Company adopted the guidance outlined in SAB 101. The new method of revenue recognition was adopted as of January 1, 2000 and has been applied retroactively to revenue earned in prior years. The adjustment of € 3,790 to apply retroactively the new method is included in the Statement of Operations for the year ended December 31, 2000.

     Use of Estimates

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

     Reclassifications

     Certain other reclassifications have been made to prior year Consolidated Financial Statements to conform to the current year presentation.

     New Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations.” SFAS No. 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. The provisions of this statement are effective for financial statements issued for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 did not have a material impact on the Company’s financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not anticipate that the adoption of SFAS No. 146 will have a material impact on the Company’s financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal year 2002. SFAS No. 148 does not have a material effect on its financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company is currently evaluating the effect that the adoption of FIN 45 will have on its financial position or results of operations.

     In November 2002, the EITF reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables.” The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF 00-21 will have on its financial position or results of operations.

NOTE B     List of Significant Subsidiaries and Equity Investees

		% Ownership December 31,

Name	Location	2001	2002

ASM Europe B.V. (1)	Bilthoven, The Netherlands	100.00%	100.00%
ASM United Kingdom Sales B.V. (1)	Bilthoven, The Netherlands	100.00%	100.00%
ASM Germany Sales B.V. (1)	Bilthoven, The Netherlands	100.00%	100.00%
Advanced Semiconductor Materials (Netherlands Antilles) N.V	Willemstad, Curacao, Netherlands Antilles	100.00%	100.00%
ASM France S.A.R.L	Montpellier, France	100.00%	100.00%
ASM Belgium N.V	Leuven, Belgium	100.00%	100.00%
ASM Italia S.r.l	Agrate, Italy	100.00%	100.00%
ASM Microchemistry Oy	Espoo, Finland	100.00%	100.00%
ASM America, Inc.	Phoenix, Arizona, USA	100.00%	100.00%
ASM Japan K.K	Tokyo, Japan	100.00%	100.00%
ASM Wafer Process Equipment Ltd.	Quarry Bay, Hong Kong, People’s Republic of China	100.00%	100.00%
ASM China Ltd.	Shanghai, People’s Republic of China	100.00%	100.00%
ASM Wafer Process Equipment Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM Far East Marketing Ltd.	Hsin-Chu Hsien, Taiwan	100.00%	100.00%
ASM Korea Ltd.	SungNam-City, Korea	100.00%	100.00%
NanoPhotonics AG	Mainz, Germany	24.00%	24.00%
ASM Pacific Technology Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	54.36%	54.11%
ASM Assembly Automation Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	54.36%	54.11%
ASM Assembly Materials Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	54.36%	54.11%
ASM Technology Singapore Pte Ltd.	Singapore	54.36%	54.11%
Shenzhen ASM Micro Electronic Technology Co. Ltd.	Shenzhen, People’s Republic of China	54.36%	54.11%

(1)  For these subsidiaries ASM International N.V. has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.

The names of certain relative insignificant subsidiaries have not been mentioned. With the exception of the equity investment in NanoPhotonics AG, the accounts of the above mentioned subsidiaries have been included in the Consolidated Financial Statements.

NOTE C     Cash and Cash Equivalents, Marketable Securities

     At December 31, 2002, cash and cash equivalents and marketable securities of the Company’s subsidiary ASMPT amounting to € 57,115 are restricted to use in the operations of this company only.

NOTE D     Inventories

Inventories consist of the following:

	December 31,

	2001	2002

Components and raw materials	85,864	73,902
Work in process	83,854	72,056
Finished goods	36,309	39,794

Total inventories	206,027	185,752

NOTE E      Property, Plant and Equipment

	Land,	Machinery,
	buildings	equipment,
	and leasehold	furniture
	improvements	and fixtures	Total

At cost:
Balance January 1, 2002	101,483	294,851	396,334
Capital expenditures	4,471	28,775	33,246
Retirements and sales	(2,623)	(13,667)	(16,290)
Reclassifications	(8,046)	8,046	—
Translation effect	(8,912)	(41,959)	(50,871)

Balance December 31, 2002	86,373	276,046	362,419

Accumulated depreciation:
Balance January 1, 2002	48,044	157,209	205,253
Depreciation for the year	6,078	34,013	40,091
Retirements and sales	(2,619)	(12,095)	(14,714)
Reclassifications	131	(131)	—
Translation effect	(6,425)	(22,287)	(28,712)

Balance December 31, 2002	45,209	156,709	201,918

Property, plant and equipment, net:
January 1, 2002	53,439	137,642	191,081
December 31, 2002	41,164	119,337	160,501

Useful lives in years:	- Buildings and leasehold improvements	10-25
	- Machinery and equipment	2-10
	- Furniture and fixtures	2-10

NOTE F     Goodwill

     The changes in the amount of goodwill for the year ended December 31, 2002 are as follows:

		Accumulated	Carrying
	Cost	amortization	amount

Balance January 1, 2001	73,069	(4,556)	68,513
Amortization	—	(7,558)	(7,558)
Translation effect	3,671	(320)	3,351
Balance January 1, 2002	76,740	(12,434)	64,306
Translation effect	(11,600)	1,823	(9,777)

Balance December 31, 2002	65,140	(10,611)	54,529

The allocation of the carrying amount of goodwill is as follows:

	December 31,

	2001	2002

Front-end segment:
ASM Microchemistry Oy	3,560	3,560
NanoPhotonics AG	328	328
Back-end segment:
ASM Pacific Technology Ltd.	60,418	50,641

Total	64,306	54,529

     ASM Pacific Technology Ltd. (“ASMPT”)

     In 2000 the Company purchased in various transactions 5.0% of the outstanding common shares of ASMPT to maintain a majority interest in the shares of ASMPT of 54.88% after the 5.0% acquisition. The total purchase price of the acquired shares amounted to € 74,757. The acquisition of these shares was accounted for using the purchase method and the excess of the purchase price over the fair value of the underlying net assets acquired in the amount of € 64,985 has been recorded as goodwill. The fair value approximated the book value of such assets and liabilities of ASMPT at the date of purchase. The pro forma impact on the Statement of Operations for the year ended December 31, 2000, based on the assumption that the Company acquired the total additional 5.0% interest in ASMPT as of January 1, 2000, was a decrease on minority interest and an increase in net earnings of € 3,182. The pro forma impact on basic and diluted earnings per share for the year ended December 31, 2000 was € 0.07.

     ASM Microchemistry Oy

     In July 1999, the Company acquired all the outstanding shares of Microchemistry Oy. The acquisition was accounted for using the purchase method. Total consideration paid amounted to FIM (Finnish Marks) 23.2 million or € 3,868 and after adding the assets deficiency the recorded goodwill totaled € 4,747.

     NanoPhotonics AG

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

     Upon adoption of SFAS No. 142 as of January 1, 2002, the Company stopped amortizing goodwill that resulted from business acquisitions. The Company tests its recorded goodwill for impairment each year on December 31 or if an event occurs or circumstances change that would indicate that the fair value of the goodwill exceeds its carrying amount. Based on the tests performed no impairment loss was recorded upon adoption of this standard as of January 1, 2002, and as of December 31, 2002.

     A reconciliation of previously reported net earnings and earnings per share to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Year ended December 31,

	2000	2001	2002

Reported net earnings (loss)	94,272	6,098	(29,862)
Add back: amortization of goodwill	4,295	7,558	—

Adjusted net earnings (loss)	98,567	13,656	(29,862)
Reported basic net earnings (loss) per share	2.01	0.12	(0.61)
Amortization of goodwill per share	0.09	0.16	—

Adjusted basic net earnings (loss) per share	2.10	0.28	(0.61)
Reported diluted net earnings (loss) per share	1.94	0.12	(0.61)
Amortization of goodwill per share	0.09	0.15	—

Adjusted diluted net earnings (loss) per share	2.03	0.27	(0.61)

NOTE G     Other Assets

Other assets consist of the following:

	Strategic minority	Debt	Total
	investments	issuance costs	other assets

Balance January 1, 2001	—	—	—
Additions	20,278	6,150	26,428
Amortization	—	(173)	(173)
Translation effect	—	(14)	(14)
Balance January 1, 2002	20,278	5,963	26,241
Amortization	—	(1,448)	(1,448)
Translation effect	—	(804)	(804)

Balance December 31, 2002	20,278	3,711	23,989

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

NOTE H     Notes Payable to Banks

Information on notes payable to banks is as follows:

Short-term debt outstanding in:

	December 31,

	2001	2002

The Netherlands	—	10,000
Japan	16,231	16,548

	16,231	26,548

Short-term debt outstanding in local currencies:

	December 31,

	2001	2002

Euro	—	10,000
Japanese yen (in thousands)	1,877,516	2,068,502

     ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 2.86% at December 31, 2002.

     Total short-term lines of credit amounted to € 169,737 at December 31, 2002. The amount outstanding at December 31, 2002 was € 26,548 and the undrawn portion totaled € 143,189, the utilization of which is subject to satisfaction of certain financial and other covenants. The undrawn portion includes € 48,693 relating to ASMPT, in which the Company holds a 54.11% interest, and such amount is limited solely for use in the operations of ASMPT.

     In December 2002 the Company entered into a multicurrency revolving credit facility with a consortium of banks in the amount of € 70,000 to be utilized solely for the Company’s Front-end operations, excluding Japan. The credit facility consists of two facilities of € 35,000 each. The term of the first facility is 12 months and the term of the second facility is 18 months. The Company’s ability to utilize the credit facility depends on the Company’s ability to maintain certain financial covenants with respect to solvency and for its Front-end operations a minimum level of earnings from operations plus depreciation plus dividends received from its subsidiary ASMPT. The subsidiaries ASM America, Inc., ASM Europe B.V., ASM Microchemistry Oy and Advanced Semiconductor Materials (Netherlands Antilles) N.V. have issued guarantees for all obligations in connection with the credit facility. At December 31, 2002 the amount outstanding under the facility was € 10,000 at a one-month interest rate of 4.26%. The credit facility is secured by a varying portion of the Company’s shareholding in ASMPT. The facility was a renewal of an existing facility of € 45,000, which expired on December 27, 2002. At December 31, 2002, ASM Japan had € 33,950 available for borrowing under its bank lines, the proceeds of which are restricted to use in the ASM Japan business, and ASMPT had € 48,693 of additional availability under its bank lines, the proceeds of which are restricted to use in the Back-end Segment.

     At December 31, 2002 ASMI has guaranteed available short-term facilities of certain subsidiaries in the amount of € 50,618. The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its affiliates.

NOTE I     Long-term Debt

Long-term debt consists of the following:

	December 31,

	2001	2002

Term loans:
Japan, 2.2-3.3%, due 2005 – 2006	2,472	1,617
Finland, 1.0-3.0%, due 2003 – 2010	3,956	4,036
Mortgage loans:
The Netherlands, 5.4%, due 2006	1,625	908
Japan, 1.7-2.6%, due 2005 – 2006	3,671	2,971
Lease commitments:
United States, 7.2-14.0%, due 2003 – 2005	215	120
Japan, 0.3-0.5%, due 2004 – 2005	1,960	1,192

	13,899	10,844
Current portion	(2,179)	(2,669)

	11,720	8,175

Long-term debt outstanding in local currencies:

	December 31,

	2001	2002

Including current portion:
Euro	5,581	4,944
United States dollar (in thousands)	189	126
Japanese yen (in thousands)	937,877	722,375

Aggregate annual principal repayments for years
subsequent to December 31, 2002 are:

2003	2,669
2004	2,626
2005	3,348
2006	1,105
2007	336
Thereafter	760

10,844

     The long-term facilities offered by the Japanese banks to ASM Japan are collateralized by the real estate and other assets of ASM Japan, with additional parent guarantees provided by ASMI. In Finland, the long-term loans are collateralized by machinery and equipment of ASM Microchemistry and guaranteed by ASMI.

     Lease commitments relate to commitments for equipment and machines.

NOTE J     Convertible Subordinated Debt

     In November and December 2001, ASMI sold US$ 115.0 million in principal amount of 5.0% convertible subordinated notes due November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time before their maturity at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 18.85 per share. The outstanding principal balance of the convertible subordinated notes amounted to € 130,728 (US$ 115.0 million) at December 31, 2001 and € 109,665 (US$ 115.0 million) at December 31, 2002.

     The Company may redeem, under certain conditions, some or all of the notes at any time after November 30, 2003 at a redemption price of US$ 1,000 per US$ 1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the closing price of the Company’s common shares has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. ASMI is required to make an additional payment in cash or, at ASMI’s option, in common shares, or in a combination of cash and common shares, with respect to the notes called for redemption in an amount equal to US$ 199.44 per US$ 1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. In the event of a change in control, ASMI may be required to repurchase the notes.

     The notes and the common shares issuable upon conversion of the notes have not been registered under the Securities Act of 1933. The notes were sold in the United States of America only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933.

NOTE K     Shareholders’ Equity

     The authorized capital of the Company amounts to 110,000,000 shares of € 0.04 par value common shares, 118,000 shares of € 40 par value preferred shares and 8,000 shares of € 40 par value financing preferred shares, of which 49,370,308 common shares and no preferred or financing preferred shares were outstanding as at December 31, 2002. There are currently no preferred or financing preferred shares issued. All shares have one vote per € 0.04 par value, except for shares the Company and its subsidiaries own, which have no voting rights.

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

     Preferred shares carry the right to a cumulative preferred dividend. Financing preferred shares are also entitled to a cumulative dividend based on the par value and share premium paid on such shares. Dividends distributable to common shareholders are limited to retained earnings of ASMI decreased by legal reserves of € 96,096, which must be maintained. At December 31, 2002, ASMI had no distributable retained earnings.

     Change in Par Value

     In October 2001, the Company changed the par value per common share from Nlg 0.01 to € 0.04 par value per common share. The change resulted in an increase of the outstanding amount of common shares and a decrease of the capital in excess of par value of € 1,739.

     Warrants

     In December 1998, in conjunction with the restructuring of a subordinated convertible note with Applied Materials, Inc., the Company issued to Applied Materials, Inc. warrants to purchase 1,500,000 common shares, at a price of US$ 5.375 per share. In March 2000, Applied Materials, Inc. exercised the warrants and the proceeds were used to reduce the outstanding balance of the subordinated note.

     In conjunction with US$ 20 million five-year zero-bond debentures issued on October 1, 1999, the Company issued 2,037,957 non-detachable exercise warrants and 200,000 supplemental warrants on common shares of the Company at a price of US$ 9.81 per share, a premium to market at the date of issuance of 20.0%. In February 2000 the 2,037,957 warrants were exercised and the debentures were cancelled in partial payment of the exercise price of the warrants. The remaining portion of the exercise price was fulfilled by the investors contributing € 4,903 in cash. At December 31, 2002 the 200,000 supplemental warrants have not been exercised.

     Public Offering of Common Shares

     In April 2000, the Company completed a public offering of 4,250,000 common shares at a price of US$ 29.00 per share. The net proceeds amounted to € 119,711, which were used to repay outstanding loans and fund working capital needs.

     Structured Equity Line

     On July 6, 2000, the Company entered into a structured equity line (the “ 2000 Line”) with Canadian Imperial Holdings, Inc. (“CIHI”). The 2000 Line expired unused on July 6, 2002. Prior to that time, the Company entered into a substantially identical US$ 65.0 million structured equity line with CIHI, which expires July 6, 2003 (the “2002 Line”). Under the 2002 Line, the Company can sell up to an aggregate of US$ 65.0 million of newly issued common shares to CIHI from time to time. The Company may sell up to US$ 10.0 million of common shares as often as every five business days, subject to certain limitations based on weekly trading volume. The investor has committed to purchase these shares at market price, which is defined as the volume weighted average trading price for the five trading days immediately preceding the date of issuance, minus a discount of 4.5%. The investor is not obligated to purchase shares if the purchase would cause the aggregate number of common shares of the Company owned by the investor, including those purchased during the previous 60 days, to exceed 9.9% of all of the issued and outstanding common shares of the Company. The investor is also under no obligation to purchase newly issued shares under the 2002 Line in the event that the Company’s SEC registration statement registering the sale and resale of the shares is not effective and various other conditions precedent are not satisfied. The Company registered with the SEC 4,330,446 shares for sale under the 2002 Line. As of December 31, 2002 the Company had not issued any common shares under the 2002 Line.

NOTE L     Employee Stock Option Plan and Employee Share Incentive Scheme

     Employee Stock Option Plan

     The Company has adopted various stock option plans and has entered into stock option agreements with various key management personnel. Under these plans, key employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or US dollars on the date of grant, are generally vesting in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue 4,000,000 shares. At December 31, 2002, options to purchase 933,000 shares have been issued under the 2001 Stock Option Plan. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 2,136,269 options to purchase common stock were outstanding at December 31, 2002, expiring at various dates through 2012.

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

Following is a summary of changes in options outstanding:

		Weighted	Weighted		Weighted	Weighted
		average	average fair		average	average fair
	Number of	exercise	value of	Number of	exercise	value of
	options	price in US$	options in US$	options	price in €	options in €

Balance December 31, 1999	2,027,600	4.58		338,800	8.72
Options granted	200,783	14.11	10.91	120,000	13.37	9.70
Options cancelled	(107,799)	3.96		(1,800)	7.67
Options exercised	(893,205)	2.90		(8,400)	7.46

Balance December 31, 2000	1,227,379	7.42		448,600	9.95
Options granted	689,983	16.83	12.34	138,500	15.46	10.99
Options cancelled	(26,999)	5.47		(10,650)	17.95
Options exercised	(149,150)	5.00		(123,800)	8.27

Balance December 31, 2001	1,741,213	11.38		452,650	11.96
Options granted	155,500	14.81	10.58	180,000	14.34	9.63
Options cancelled	(80,000)	10.59		(13,082)	20.72
Options exercised	(286,093)	6.86		(13,919)	9.69

Balance December 31, 2002	1,530,620	12.61		605,649	12.53

     Had compensation cost been determined consistent with SFAS No. 123, “Accounting for Stock-Based Compensation” pro forma net earnings (loss), basic and diluted earnings (loss) per share would have been as follows:

	Year ended December 31,

	2000	2001	2002

Expected life (years)	3 - 10	3 - 10	3 - 10
Risk free interest rate	5.0%	5.0%	5.0%
Dividend yield	—	—	—
Volatility	81.0%	88.0%	80.0%
Assumed forfeitures	—	—	—
Net earnings (loss):
As reported	94,272	6,098	(29,862)
Total stock-based compensation expense determined under fair value based method, net of related tax effect	(1,351)	(3,990)	(4,648)

Pro forma	92,921	2,108	(34,510)
Basic earnings (loss) per share:
As reported	2.01	0.12	(0.61)
Pro forma	1.98	0.04	(0.70)
Diluted earnings (loss) per share:
As reported	1.94	0.12	(0.61)
Pro forma	1.90	0.04	(0.70)

     The average remaining contractual life of the outstanding options granted in 2002 is 6.43 years at December 31, 2002. The number of options exercisable at December 31, 2000 and 2001 were 773,471 and 1,011,441 respectively. At December 31, 2002 options outstanding and options exercisable classified by range of exercise price were:

Options outstanding			Options exercisable

	Number	Weighted average		Number
Range of exercise	outstanding at	remaining	Weighted average	exercisable at	Weighted average
prices	December 31, 2002	contractual life	exercise price	December 31, 2002	exercise price

In US$		In years	In US$		In US$

0.25 - 3.00	48,000	0.92	0.50	48,000	0.50
3.00 - 6.00	242,338	4.66	5.19	238,338	5.21
6.00 - 9.00	278,000	3.69	8.05	270,800	8.07
9.00 - 14.00	149,000	8.34	11.13	41,000	10.39
14.00 - 20.00	747,282	3.86	16.77	225,696	16.29
20.00 - 30.00	66,000	8.79	24.18	6,000	25.83

0.25 - 30.00	1,530,620	4.51	12.61	829,834	9.29

In €		In years	In €		In €

6.00 - 10.00	165,900	2.08	7.53	114,900	7.57
10.00 - 15.00	317,000	3.68	12.67	82,800	12.48
15.00 - 20.00	117,749	3.91	18.60	37,933	18.87
20.00 - 30.00	5,000	2.50	26.45	2,000	26.45

6.00 - 30.00	605,649	3.28	12.53	237,633	11.24

     Employee Share Incentive Scheme ASMPT

     In 1989, the shareholders of ASMPT approved a plan to issue up to 5.0 percent of the total issued shares of ASMPT to directors and employees. This plan has been extended in 1999 for a term up to March 23, 2012. The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value. In 2002, 1,764,000 common shares of ASMPT were issued, for cash at par value of HK$ 0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. In 2001 and 2000, respectively 1,782,500 and 2,828,000 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.25% in 2002, 0.26% in 2001, and 0.41% in 2000. The shares issued under the plan in 2002 have diluted ASMI’s ownership in ASMPT to 54.11% as of December 31, 2002. In December 2002 the management of ASMPT has determined that 1,800,000 common shares will be allocated to employees for their services in the year 2002, which shares will be issued in the year 2003. Total compensation expense related to the Employee Share Incentive Scheme of ASMPT of respectively € 2,773 in 2000, € 3,995 in 2001, and € 3,417 in 2002 were charged to the Statement of Operations. The dilution in ownership has resulted in a gain on the investment in ASMPT of € 1,822 in 2000, € 915 in 2001, and € 1,281 in 2002, which gain has been separately included in the Statement of Operations. Due to the participation exemption in the Netherlands no deferred income taxes have been provided for these gains.

NOTE M     Pension Plans

     The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except that of the Company’s Japanese operations, which is a defined benefit pension plan. The Company has no major continuing obligations other than the payment of annual contributions. Aggregate retirement plan contributions including those for the Japanese operations were € 5,756 in 2000, € 7,215 in 2001 and € 7,924 in 2002.

     Employees of the Japanese operations terminating their employment are generally entitled to a lump-sum severance payment or to pension plan benefits based on years of service and certain other factors. Plan assets are held by a life insurance company. There are no unrecognized prior service costs.

     The Company does not provide any post retirement benefits other than pensions.

NOTE N     Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,

	2001	2002

Machinery and equipment	2,255	1,828
Furniture and fixtures	426	230

	2,681	2,058
Less accumulated depreciation	(904)	(1,149)

	1,777	909

The Company leases certain office and plant facilities and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 1 and 15 years. At December 31, 2002 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases

2003	641	9,522
2004	567	6,382
2005	182	5,012
2006	3	3,712
2007	—	3,183
Thereafter	—	12,708

Total	1,393	40,519
Less amount representing interest	(81)

Present value of net minimum lease payments	1,312

     Aggregate rental expense for operating leases in 2000 was € 9,847, in 2001 € 10,576 and in 2002 € 10,165. At December 31, 2002 the Company had entered into purchase commitments with suppliers in the amount of € 70,123 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2002 were € 3,272.

     Change of Control Transaction

     If the Company desires to effect a change of control transaction with a competitor of Applied Materials, Inc., the Company must, pursuant to a litigation settlement transaction in 1997, first offer the change of control transaction to Applied Materials, Inc., on the same terms as the Company would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer by that competitor.

NOTE O     Litigation and Environmental Matters

     The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

     In June 2001, the Company’s subsidiary, ASM America, filed a lawsuit against Genus, Inc. in the U.S. District Court for the Northern District of California alleging infringement of three patents involving sequential chemical vapor deposition (U.S. Patent No. 5,916,365), methods for growing thin films (U.S. Patent No. 6,015,590) and ASM America’s “showerhead” patent (U.S. Patent No. 4,798,165), entitled “Apparatus for Chemical Vapor Deposition Using an Axially Symmetric Gas Flow.” Genus responded by denying the allegations and bringing a counterclaim against ASM America and the Company alleging antitrust violations and infringement of U.S. Patent No. 5,294,568 involving selective etching of native oxide. Genus’ antitrust claims were stayed until after trial on the patents at issue. In August 2002, the court ruled that Genus did not infringe the ‘365 patent. In January 2003, the court ruled that Genus did not infringe the ‘590 patent. ASM America is considering an appeal of some elements of these rulings. The litigation is in the discovery phase and a trial date has been set for January 2004. The patents at issue are important to ASM America for the development and marketing of proprietary atomic layer deposition equipment and processes. If the court should determine that ASM America’s patents are invalid in whole or in part, ASM America’s atomic layer deposition program could be materially adversely affected. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counterclaims at this time, or the range of potential recovery or loss.

     In response to a letter by Applied Materials, Inc. that the Company’s Eagle reactors infringe various Applied Materials’ patents, the Company and ASM America filed a declaratory judgment action against Applied Materials, Inc. on August 27, 2002 in the U.S. District Court for the District of Arizona. The lawsuit seeks a declaration of non-infringement or invalidity of six Applied Materials, Inc. patents relating to cleaning of reaction chambers and deposition of silicon nitride. Applied Materials, Inc. responded on December 16, 2002 by denying the allegations and counterclaiming for a declaratory judgment of infringement and validity of two of the patents related to cleaning of reaction chambers and for damages, a preliminary or permanent injunction and costs. Applied Materials, Inc. also moved to dismiss the complaint with respect to four of the patents and for a more definitive statement with respect to two of ASMI’s causes of action. No trial date has been set. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counterclaims at this time, or the range of potential recovery or loss.

NOTE P     Financial Instruments and Risk Management

     Derivatives

     The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates to occur within the next twelve months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which we have a firm commitment from a customer or to a supplier. The terms of these contracts are generally consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes. The Company records changes in the fair value of the forward exchange contracts designated as a cash flow hedge of forecasted transactions in accumulated other comprehensive income, until the forecasted transaction occurs. The gain or loss on the related cash flow hedge will then be reclassified from accumulated other comprehensive income to net sales or cost of sales in the Statement of Operations. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under net interest and other financial income (expenses) in the Statement of Operations.

     Furthermore, the Company continue to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and nonderivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations.

     The Company estimates that € 1,337 of unrealized gains included in accumulated other comprehensive income as of December 31, 2002 will be reclassified to net earnings within the next 12 months upon completion of the underlying transaction. Unrealized losses at December 31, 2001 of € 451 were reclassified to earnings in 2002. Hedge ineffectiveness was insignificant for the years ended December 31, 2001 and December 31, 2002.

The outstanding currency forward exchange contracts are as follows:

		Currency			Difference	Included in
		and notional	Forward		between and	accumulated other
		amount	contract		forward value	comprehensive
		(in thousands)	value	Fair value	and fair value	income (loss)

December 31, 2001:
Cash flow hedges:
Purchase	US$	1,400	1,580	1,600	20	20
Sale	US$	(24,055)	(26,925)	(27,396)	(471)	(471)
Fair value hedges:
Purchase	US$	10,728	11,769	12,230	461	—
Sale	US$	(12,171)	(13,530)	(13,844)	(314)	—

December 31, 2002:
Cash flow hedges:
Purchase	US$	900	882	858	(24)	(24)
Sale	US$	(26,334)	(26,388)	(25,174)	1,214	1,361
Fair value hedges:
Purchase	US$	4,500	4,323	4,292	(31)	—
Sale	US$	(12,349)	(12,656)	(11,800)	856	—

     Long-term Debt and Subordinated Debt

     At December 31, 2002 the Company had convertible subordinated debt borrowings outstanding of € 109,665 at a fixed interest rate, maturing in November 2005, € 10,844 in long-term debt at fixed interest rates and € 26,548 in other borrowings with variable short-term interest rates. The Company is exposed to interest rate risk primarily through its borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure.

The fair value amounts of our long-term debt and convertible subordinated debt are as follows:

	2001		2002

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Long-term debt, including current portion	13,899	13,708	10,844	10,955
Convertible subordinated debt	130,728	137,608	109,665	105,003

     Methods and Assumptions Used in Estimating Fair Value Disclosure for Financial Instruments

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

     Credit Risk

     Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Company does not anticipate nonperformance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the Balance Sheet that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in high quality financial institutions to limit the amount of credit risk exposure. The Company derives a significant percentage of its revenue from a small number of large customers. Our largest customer accounted for approximately 13.9% of our net sales in 2002 and our ten largest customers accounted for approximately 39.6% of our net sales in 2002. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from the Company. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2002 one customer accounted for 18.3% of the outstanding balance in accounts receivable.

NOTE Q     Research and Development

     The Company’s Netherlands, Finnish and Singapore operations receive research and development grants and credits from various governmental sources. The amount of research and development credits offset against research and development expenses amounted to € 2,167, € 5,609 and € 2,992 in 2000, 2001 and 2002, respectively.

     Some of the research and development grants received in the Netherlands are contingently repayable to the extent the Company recognizes sales of products to which the credit is related. The Company does not recognize a liability on its balance sheet in respect of these credits until it recognizes sales of products to which the credit relates, and is then charged to cost of sales when such sale is recorded. These repayments vary and range from 1.0% to 4.0% of the realized sales, depending on the products sold. The actual and contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. The contingent liability related to possible future repayments was € 10,124 at December 31, 2001 and € 10,981 at December 31, 2002. In 2000, 2001 and 2002 the Company made TOK repayments in the amount of € 1,505, € 2,883 and € 23, respectively.

NOTE R     Net Interest and Other Financial Income (Expenses)

Net interest and other financial income (expenses) consists of the following:

	Year ended December 31,

	2000	2001	2002

Interest income	4,699	3,690	1,336
Interest expenses	(8,236)	(5,031)	(9,627)
Foreign currency transaction gains	1,942	357	(2,125)

Net interest and other financial income (expenses)	(1,595)	(984)	(10,416)

NOTE S     Income Taxes

The components of earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle consist of:

	Year ended December 31,

	2000	2001	2002

The Netherlands	(2,582)	3,958	(24,223)
Other countries	192,759	19,309	7,805

	190,177	23,267	(16,418)

The provision for income taxes consists of:

	Year ended December 31,

	2000	2001	2002

Current:
The Netherlands	—	—	—
Other countries	(25,809)	(3,760)	(4,445)

	(25,809)	(3,760)	(4,445)
Deferred:
The Netherlands	—	—	—
Other countries	2,979	(951)	5,610

	2,979	(951)	5,610

Provision for income taxes	(22,830)	(4,711)	1,165

     The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the statutory Netherlands income tax rates is set forth as follows:

	Year ended December 31,

	2000	2001	2002

Earnings before income taxes, minority interest and cumulative effect of change in accounting principle	190,177	23,267	(16,418)
Netherlands statutory tax rate	35.0%	35.0%	34.5%
Income tax provision at statutory rate	(66,562)	(8,143)	5,664
Non-deductible expenses	(1,211)	(1,391)	(876)
Foreign taxes at a rate other than the Netherlands statutory rate	21,313	4,199	6,990
Valuation allowance	98	(2,923)	(14,662)
Non-taxable income	24,875	4,214	4,865
Other	(1,343)	(667)	(816)

Provision for income taxes	(22,830)	(4,711)	1,165

     Non-taxable income relates primarily to our manufacturing operation in Singapore where income is non-taxable under a tax incentive scheme granted by the Singapore tax authority. The original tax exemption applied to income for a period of 10 years ending on December 31, 2001. In 2001, the Singapore operation has obtained tax incentives covering certain new products for a term of ten years as from January 1, 2002.

Deferred income taxes consist of the following:

	December 31,

	2001	2002

Deferred tax assets:
Reserves and allowances	1,504	1,458
Net operating loss carryforwards	95,487	100,215
Other	703	239

Gross deferred tax assets	97,694	101,912
Less: valuation allowance	(90,596)	(91,532)

Net deferred tax assets	7,098	10,380
Deferred tax liabilities:
Depreciation	(5,097)	(3,109)
Research and development credits	(3,603)	(3,692)
Other	(375)	(5)

Deferred tax liabilities	(9,075)	(6,806)

Net deferred income taxes	(1,977)	3,574

Deferred tax assets (liabilities) are classified in the balance sheet as follows:

	December 31,
	2001	2002

Deferred tax assets - current	—	1,843
Deferred tax assets - non-current	—	2,781
Deferred tax liabilities - non-current	(1,977)	(1,050)

	(1,977)	3,574

     Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2002, of € 296,555 for tax return purposes to reduce future income taxes, mainly in Europe and the United States. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating loss carryforwards, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carryforwards. Accordingly, a valuation allowance of € 90,596 in 2001 and € 91,532 in 2002 has been recorded.

The amounts and expiration dates of net operating loss carryforwards for tax purposes are as follows:

Expiration year	December 31, 2002

2003	5,186
2004	7,820
2005	538
2007	10,625
2009	1,465
2017	70,519
2018	7,051
2019	1,333
2020	1,922
2021	19,943
Unlimited	170,153

Net operating loss carryforwards	296,555

     The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2002 undistributed earnings of subsidiaries, subject to withholding taxes, were approximately € 15,314. These earnings could become subject to foreign withholding taxes if they were remitted as dividends or if the Company should sell its interest in the subsidiaries. However, the Company believes that Netherlands tax credits would largely eliminate any foreign withholding tax that might otherwise be due.

NOTE T Disclosures about Segments and Related Information

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

     The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASMPT, in which the Company holds a majority of 54.11% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Singapore, Hong Kong, the People’s Republic of China and Malaysia.

	Front-end	Back-end	Total

Year ended December 31, 2000
Net sales to unaffiliated customers	379,283	555,929	935,212
Gross profit	152,829	264,356	417,185
Earnings from operations	34,520	157,252	191,772
Net interest and other financial income (expenses)	(5,560)	3,965	(1,595)
Income taxes	(12,176)	(10,654)	(22,830)
Gain on dilution of investment in subsidiary	1,822	—	1,822
Minority interest	—	(71,107)	(71,107)
Net earnings before cumulative effect of change in accounting principle	18,606	79,456	98,062
Capital expenditures	23,348	48,018	71,366
Depreciation and amortization	17,850	34,373	52,223
Capitalized goodwill	4,469	64,044	68,513
Other identifiable assets	308,339	401,088	709,427
Total debt	76,276	4	76,280

Year ended December 31, 2001
Net sales to unaffiliated customers	336,625	224,439	561,064
Gross profit	131,788	91,533	223,321
Earnings (loss) from operations	(3,771)	28,022	24,251
Net interest and other financial income (expenses)	(4,983)	3,999	(984)
Income taxes	(2,156)	(2,555)	(4,711)
Gain on dilution of investment in subsidiary	915	—	915
Minority interest	—	(13,373)	(13,373)
Net earnings (loss) before cumulative effect of change in accounting principle	(9,995)	16,093	6,098
Capital expenditures	49,691	21,872	71,563
Depreciation and amortization	20,894	21,869	42,763
Capitalized goodwill	3,888	60,418	64,306
Other identifiable assets	376,859	315,900	692,759
Total debt	156,707	4,151	160,858

Year ended December 31, 2002
Net sales to unaffiliated customers	266,915	251,887	518,802
Gross profit	85,819	104,906	109,725
Earnings (loss) from operations	(42,659)	36,657	(6,002)
Net interest and other financial income (expenses)	(10,910)	494	(10,416)
Income taxes	3,499	(2,334)	1,165
Gain on dilution of investment in subsidiary	1,281	—	1,281
Minority interest	—	(15,890)	(15,890)
Net earnings (loss)	(48,789)	18,927	(29,862)
Capital expenditures	19,706	13,540	33,246
Depreciation and amortization	18,047	22,044	40,091
Capitalized goodwill	3,888	50,641	54,529
Other identifiable assets	339,703	259,609	599,312
Total debt	146,631	426	147,057

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

Segmentation of the business by geographic area, in which the Company has operating units, in sales to unaffiliated customers and long-lived assets is summarized as follows:

		United
	Europe	States	Far East	Japan	Other	Consolidated

Year ended December 31, 2000
Net sales to unaffiliated customers	91,737	126,371	554,509	162,595	—	935,212
Long-lived assets	9,988	9,821	106,715	23,657	1,987	152,168

Year ended December 31, 2001
Net sales to unaffiliated customers	123,365	120,263	221,494	95,942	—	561,064
Long-lived assets	21,512	49,782	110,763	27,408	1,894	211,359

Year ended December 31, 2002
Net sales to unaffiliated customers	65,611	148,732	249,615	54,844	—	518,802
Long-lived assets	19,475	46,790	86,934	25,863	1,717	180,779

     Long-lived assets includes the Company’s assets in property, plant and equipment and the Company’s strategic minority interest in NuTool, Inc.

     In 2002 one customer accounted for 13.9% of the total net sales. In 2001 one customer accounted for 7.2% of total net sales. In 2000 one customer accounted for 14.2% of total net sales.

NOTE U Selected Operating Expenses and Additional Information

Personnel expenses for employees were as follows:

	Year ended December 31,

	2000	2001	2002

Wages, salaries and social charges	178,427	151,902	150,477
Pensions	5,756	7,215	7,924

	184,183	159,117	158,401

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	Year ended December 31,

	2000	2001	2002

The Netherlands	284	355	324
Other European countries	103	146	123
United States of America	279	343	378
Far East	5,622	5,558	5,042
Japan	203	223	238

	6,491	6,625	6,105

NOTE V Earnings (Loss) per Share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2000	2001	2002

Net earnings (loss) used for purpose of computing basic earnings per share	94,272	6,098	(29,862)
After-tax equivalent of interest expense on convertible notes and exercisable warrants	430	—	—

Net earnings (loss) used for purposes of computing diluted net earnings (loss) per share	94,702	6,098	(29,862)

Basic weighted average number of shares outstanding at the end of period used for purpose of computing basic earnings per share	46,810	48,944	49,170
Dilutive effect of stock options	1,112	922	—
Dilutive effect of convertible notes and exercisable warrants	781	92	—

Dilutive weighted average number of shares outstanding	48,703	49,958	49,170

Net earnings (loss) per share:
Basic	2.01	0.12	(0.61)
Diluted	1.94	0.12	(0.61)

     No adjustments have been reflected in the diluted weighted average number of shares and net loss for the year ended December 31, 2002 due to the loss reported for the year. For the year ended December 31, 2002, the effect of 957 stock options, 6,101 conversion rights, and 112 exercisable warrants to acquire common stock were anti-dilutive.

NOTE W Related Party Transactions

     In December 1999, the Company acquired 24.0% of the outstanding equity of NanoPhotonics AG, a German supplier of precision metrology equipment, for € 407, and our Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics AG. The Company has a five-year option to purchase the 44.5% interest from our Chief Executive Officer at the same price he paid for his interest in the initial transaction. At December 31, 2001 and December 31, 2002, the Company has provided NanoPhotonics AG with additional financing of € 1,176 and € 2,943, respectively. In 2001 and 2002 the Company purchased equipment from NanoPhotonics AG in the amount of € 700 and € 209, respectively.

     In December 1997, the Company loaned its Chief Operating Officer Front-end operations € 191 (US$ 0.2 million) at an average interest rate for 2002 of 2.6%. This interest-bearing loan is outstanding at December 31, 2002 and is repayable upon the exercise of stock options granted to this officer or termination of his employment.

     In March 2000, the Company made an interest-bearing loan to its Chief Executive Officer in connection with the exercise of stock options at an average interest rate for 2002 of 4.9%. The loan amounting to € 2,173 is outstanding at December 31, 2002 and is secured by the shares received in the stock option exercise. The Company has custody of the shares until the loan is repaid.

     In October 2001, the Company entered into a strategic alliance with and made a 15.4% equity investment of € 20,278 in NuTool, Inc., a privately held semiconductor technology company located in Milpitas, California. The purchase price of the investment was determined by reference to prices paid by other recent strategic investors. NuTool, Inc. provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The strategic alliance with NuTool, Inc. provides us with more competitive solutions to address the industry’s transition to copper metallization. The Company has a seat on the Board of NuTool, Inc. In 2002 the Company sold equipment in the amount of € 729.

     The Chairman of the Supervisory Board, Mr. van den Hoek is a partner in the European law firm of Stibbe. Another partner at Stibbe serves as the Company’s general legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies.

Exhibit Index (*)

Exhibit			Included
Number	Description	Incorporated by Reference to:	Herein:

1.1	English translation of ASM International N.V.’s Compiled Articles of Association, as amended	Exhibit 3.1 to Registrant’s 6-K filed on November 6, 2001

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.2	Debenture Purchase Agreement Part 1	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.3	Debenture Purchase Agreement Part 2	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.4	Zero Coupon Debenture	Exhibit 4.3 to the Registrant’s Form F-3 filed on December 13, 1999

4.5	Common Stock Purchase Warrant	Exhibit 4.4 to the Registrant’s Form F-3 filed on December 13, 1999

4.6	Supplemental Common Stock Purchase Warrant	Exhibit 4.5 to the Registrant’s Form F-3 filed on December 13, 1999

Exhibit			Included
Number	Description	Incorporated by Reference to:	Herein:

4.7	Registration Rights Agreement	Exhibit 4.6 to the Registrant’s Form F-3 filed on December 13, 1999

4.8	Purchase Agreement dated November 14, 2001 between ASM International N.V. and CIBC World Markets Corp. for purchase of US$ 100 million of 5% Convertible Subordinated Notes	Exhibit 4.16 to the Registrant’s Form 20-F/A filed on May 10, 2002

4.9	Indenture Agreement dated November 19, 2001 between ASMI International N.V. and Citibank, N.A.	Exhibit 4.17 to the Registrant’s Form 20-F/A filed on May 10, 2002

4.10	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002

4.11	Equity Line Financing Agreement between ASM International N.V. and Canadian Imperial Holding, Inc. (“CIHI”) dated July 2, 2002	Exhibit 4.18 to the Registrant’s Form F-3 filed on July 3, 2002

4.12	Registration Rights Agreement between ASM International N.V. and CIHI dated July 2, 2002	Exhibit 4.19 to the Registrant’s Form F-3 filed on July 3, 2002

4.13	English translation of Robert L. de Bakker’s Employment Agreement		X

4.14	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990		X

4.15	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 12, 1999		X

4.16	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited		X

8.1	Subsidiaries		X

10.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

10.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the		X

Exhibit			Included
Number	Description	Incorporated by Reference to:	Herein:

Sarbanes-Oxley Act of 2002

10.3	Auditor’s Consent		X

*	Pursuant to Item 19.2(b)(1) of Form 20-F, the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.