Form 20-F
period 2003-12-31
ASM INTERNATIONAL N V
filed 2004-03-19
CIK 351483

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

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

Section 12(g) of the Act: Common Shares, par value € 0.04

Securities for which there is a reporting obligation pursuant to

Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 50,061,647 common shares; no preferred shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

SIGNATURES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EX-8.1

EX-11.1

EX-12.1

EX-12.2

EX-13.1

EX-14.1

Part I.

As used in this report, the terms “we,” “us,” “our,” “ASM” and “ASM International” mean ASM International N.V. and its subsidiaries, unless the context indicates another meaning, and the term “common shares” means our common shares, par value € 0.04 per share. Since we are a Netherlands company, the par value of our common shares is expressed in euros (“€”).

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected consolidated financial data.

You should read the following selected financial data in conjunction with “Operating and Financial Review and Prospects” and our financial statements and the notes thereto included elsewhere in this report. The selected consolidated financial data presented below as of and for the years ended December 31, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated financial data presented below as of and for the years ended December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements which are not included in this report.

	1999	2000	2001	2002	2003
	(Euros in thousands, except per share data (1))
Consolidated Statements of Operations Data:
Net sales	€414,495	€935,212	€561,064	€518,802	€581,868
Costs of sales	(244,485)	(518,027)	(337,743)	(328,077)	(380,597)

Gross profit	170,010	417,185	223,321	190,725	201,271
Operating expenses:
Selling, general and administrative	(83,170)	(147,318)	(111,851)	(108,393)	(108,019)
Research and development, net	(47,145)	(73,800)	(79,661)	(88,334)	(79,053)
Amortization of goodwill	(340)	(4,295)	(7,558)	—	—

Total operating expenses	(130,655)	(225,413)	(199,070)	(196,727)	(187,072)

Earnings (loss) from operations	39,355	191,772	24,251	(6,002)	14,199
Interest income	913	4,699	3,690	1,336	1,393
Interest expense	(13,210)	(8,236)	(5,031)	(9,627)	(11,692)
Foreign currency transaction gains (losses)	3,689	1,942	357	(2,125)	(2,479)
Income taxes	(1,274)	(22,830)	(4,711)	1,165	(7,112)
Minority interest	(18,519)	(71,107)	(13,373)	(15,890)	(24,570)
Gain on dilution of investment in subsidiary	145	1,822	915	1,281	941

Net earnings (loss) before cumulative effect of change in accounting principle	€11,099	€98,062	€6,098	€(29,862)	€(29,320)
Cumulative effect of change in accounting principle, net of tax (1)	—	(3,790)	—	—	—

Net earnings (loss)	€11,099	€94,272	€6,098	€(29,862)	€(29,320)

Basic net earnings (loss) per share from operations	€1.06	€4.10	€0.50	€(0.12)	€0.29

Diluted net earnings (loss) per share from operations	€0.98	€3.95	€0.49	€(0.12)	€0.29

Basic net earnings (loss) per share:
Before cumulative effect of change in accounting principle	€0.30	€2.09	€0.12	€(0.61)	€(0.59)
Cumulative effect of change in accounting principle (1)	—	(0.08)	—	—	—

After cumulative effect of change in accounting principle	€0.30	€2.01	€0.12	€(0.61)	€(0.59)

Diluted net earnings (loss) per share:
Before cumulative change of accounting principle	€0.29	€2.02	€0.12	€(0.61)	€(0.59)
Cumulative change of accounting principle	—	(0.08)	—	—	—

After cumulative effect of change in accounting principle	€0.29	€1.94	€0.12	€(0.61)	€(0.59)

Basic weighted average number of shares	37,301	46,810	48,944	49,170	49,642
Diluted weighted average number of shares	40,664	48,703	49,958	49,170	49,642

	1999	2000	2001	2002	2003
Pro forma amounts assuming the new accounting principle is applied retroactively (1)
Net earnings (loss)	€8,881	€98,062	€6,098	€(29,862)	€(29,320)
Net earnings (loss) per share:
Basic	€0.24	€2.09	€0.12	€(0.61)	€(0.59)
Diluted	€0.23	€2.02	€0.12	€(0.61)	€(0.59)

	December 31,
	1999	2000	2001	2002	2003
	(Euros in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	14,153	106,805	107,577	70,991	154,857
Total assets	425,035	777,940	757,065	653,841	672,301
Total debt	119,893	76,280	160,858	147,057	207,623
Total shareholders’ equity	65,552	308,322	320,910	265,542	214,932

(1)	The cumulative effect of the change in the accounting principle relates to the effect on prior years of the impact of the adoption of SEC Staff Accounting Bulletin 101, effective as of January 1, 2000, which sets forth guidelines on the timing of revenue recognition of sales. The pro forma amounts presented assume that these accounting principles were applied retroactively.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2001		2002		2003
Ratio of earnings to fixed charges(1)	5.6	x	—	(2)	1.1	x

(1)	The ratio of earnings to fixed charges is computed by dividing:

•	earnings (loss) before income taxes and minority interest plus fixed charges; by

•	by fixed charges.

Fixed charges consist of interest expense.

(2)	Earnings, as calculated for purposes of the ratio, were not sufficient to cover the fixed charges. The coverage deficiency was €16,418 for the year 2002.

Exchange Rate Information

The following table sets forth, for each period indicated, specified information regarding the United States dollar per euro exchange rates based on the noon buying rate in New York City for cable transfers payable in euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.” On March 12, 2004, the noon buying rate was 1.2191 United States dollars per euro.

U.S. Dollar per Euro Exchange Rate

	Months of
	September 2003	October 2003	November 2003	December 2003	January 2004	February 2004
High	1.1650	1.1833	1.1995	1.2597	1.2853	1.2848
Low	1.0845	1.1596	1.1417	1.1956	1.2389	1.2426

	Years Ended December 31,
	1999	2000	2001	2002	2003
Average exchange rate (1)	1.0588	0.9207	0.8909	0.9453	1.1411

(1)	Average of the exchange rate on the last day of each month during the period presented.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. (“ASM Pacific Technology”), business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products and product shipment dates. These statements may be found under “Operating and Financial Review and Prospects,” and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in “Item 4. Information on the Company” and the following discussion of risks.

RISKS RELATED TO OUR INDUSTRY

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been in a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which have resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. In some cases, these cycles have lasted more than a year. The latest downturn has lasted longer than past cycles and, although conditions in the industry improved in the fourth quarter of 2003, the market remains volatile and hard to predict. Semiconductor manufacturers may contribute to the severity of these cycles by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. We may not be able to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products, which we cannot sell. During periods of extended downturn, a portion of our inventory may be written down if it is not sold.

Industry upturns have been characterized by fairly abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics and silicon or silicon-germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

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

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. Because of intense competition in our industry, the cost of failing to invest in strategic developments is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

We face intense competition from companies which have greater resources than we do, and potential competition from new companies entering the market in which we compete. If we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of ownership of our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	responses to changing market and economic conditions; and

•	price of our products and our competitors’ products.

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

Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations;

•	further appreciation of the euro versus the U.S. dollar, which would negatively affect the competitiveness of our manufacturing activities that are domiciled in countries whose currency is the euro; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

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

Long sales cycles also subject us to other risks, including customer’s budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customer’s purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

Substantially all of our equipment orders are subject to operating or performance specifications. We occasionally experience unforeseen difficulties in compliance with these criteria, which can result in increased design, installation and other costs and expenses.

Substantially all of our equipment sales are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience unforeseen difficulties in demonstrating compliance with these criteria, which can lead to unanticipated expenses for the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our cost of goods sold and operating income will be adversely effected. If we are not able to demonstrate compliance with the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial action, including payment of damages, any one of which could negatively affect our operating income.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 18.5% and our ten largest customers accounted for 46.5% of our net sales in 2003. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth, and ongoing research and development activities. If we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require substantial additional capital to finance our future growth and fund our ongoing research and development activities beyond 2004. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

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

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel particularly during sustained economic upturns in the industry. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We do not maintain insurance to protect against the loss of key executives or employees. Further, we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

In response to recent market conditions, we have enacted a hiring freeze and have reduced personnel. Although we are not currently focused on attracting new key personnel, we have in the past experienced the intense competition for skilled personnel during market expansions and believe competition will again be intense if the semiconductor market continues its current trend toward a sustained rebound. Consequently, we generally attempt to minimize reductions in skilled personnel as a reaction to industry downturns, which reduces our ability to lower costs by payroll reduction. We continue to monitor market and economic developments and are ready to implement further measures if circumstances warrant.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2003, we owned 53.87% of ASM Pacific Technology through our wholly-owned subsidiary, Advanced Semiconductor Materials (Netherlands Antilles N.V.), a Netherlands Antilles company, and the remaining 46.13% was owned by the public.

Although three of the five directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we can approve the payment of dividends, but cannot compel their payment or size. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows available for front-end is derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would negatively impact the cash position of our front-end segment for that year and reduce cash available to service our indebtedness. Cash dividends received from ASM Pacific Technology totaled € 35.7 million, € 29.5 million, and € 24.1 million in 2001, 2002 and 2003, respectively.

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

Our reliance on a limited number of suppliers could result in disruption of our operations.

We outsource a substantial majority of the manufacturing of our front-end business to a limited number of suppliers. We are in the process of developing additional internal and external sources of supply for these manufacturing processes in the future, including an additional front-end supply source in Singapore. If our suppliers were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to new customers which could limit our growth in sales and market share.

We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer using another supplier’s equipment. Our inability to sell our products to potential customers who use another supplier’s equipment could adversely affect our ability to increase revenue and market share.

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

In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We are currently involved in patent litigation proceedings in the United States with Applied Materials, Inc. involving claims and counter-claims over certain patent infringement unrelated to our 1997 settlement with Applied Materials discussed below. In addition, in April 2003, we and our subsidiary, ASM America, entered into a binding memorandum of understanding regarding the settlement of mutual patent infringement claims between ASM America and Genus, Inc. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. For additional information regarding this matter, see Note N to Notes to Consolidated Financial Statements elsewhere in this report.

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

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, Inc., which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials US$ 80.0 million and to grant it a worldwide, non-exclusive license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. Our obligation to pay certain royalties to Applied Materials continues until the expiration of the corresponding underlying patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

We are currently involved in patent infringement litigation with Applied Materials involving claims that are unrelated to and patents which are not the subject of our settlement agreement with Applied Materials. Additional litigation with Applied Materials regarding other matters or the operation of the settlement agreement itself could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position. For additional information regarding our litigation with Applied Materials, see Note N to Notes to Consolidated Financial Statements elsewhere in this report.

We operate worldwide; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

We market and sell our products and services throughout the world. We have assembly facilities in the Netherlands, the United States, Japan, Hong Kong and Singapore, and manufacturing facilities in the People’s Republic of China and Malaysia. We are subject to risks inherent in doing business internationally. In particular, the September 11, 2001 attacks in New York and Washington, D.C. disrupted commerce throughout the United States and other parts of the world. The occurrence of future similar attacks throughout the world and military action taken and to be taken by the United States and other nations in Iraq and elsewhere may cause significant disruption to commerce throughout the world or in regions where we have operations. In addition, outbreaks of highly infectious diseases or viruses, such as Severe Acute Respiratory Syndrome or the Avian Flu, in East Asian countries or other areas of the world may disrupt the economies, financial markets and business activities in East Asia and elsewhere, including areas where we have operations, such as our back-end operations located in the Guangdong province in the People’s Republic of China. To the extent that such disruptions further slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected. We are unable to predict whether these risks or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have a long-term material adverse effect on our business, results of operations or financial condition.

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

Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholder’s equity.

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

If our products are found to be defective, we may be required to recall and/or replace them, which could be costly and result in a material adverse effect on our business, financial condition and results of operations.

One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns and product liability claims that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In February 2003, the European Commission published a directive on waste electrical and electronic equipment (“WEEE”) (Directive 2002/96/EC, which was amended in December 2003 by Directive 2003/108/EC). In principal, the directive results in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection separation of WEEE by August 13, 2004. Producers of WEEE will have to provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE by August 13, 2005. Another directive of the European Commission (Directive 2002/95/EC) provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. These measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials. Our customers may require us to conform to the new standards in advance of their implementation by the European Union Member States.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

Although we currently are a 53.87% shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours. This event would have a significant negative effect on our consolidated net earnings from operations.

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only by an amount that reflects the reduction of our ownership interest in ASM Pacific Technology.

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

Our directors and officers control approximately 24.4% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of directors, and may make it more difficult for a shareholder group to remove or elect directors not supported by management.

Our directors and officers controlled approximately 24.4% of our voting power as of December 31, 2003. Accordingly, in the event they were to vote together in connection with matters submitted to a shareholder vote, such as the appointment of our management board by the shareholders, they would have significant influence on the outcome of those matters and on our direction and future operations. This makes it more difficult for a group of shareholders to remove or elect directors not supported by management.

Any investments we may make could disrupt our business and harm our financial condition.

We intend to consider investments in complementary businesses, products or technologies. In the event of any future acquisition of such a business, product or technology, we could:

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

Our shareholders have granted to Stichting Continuïteit ASM International, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7 - Major Shareholders and Related Party Transactions.

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

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2003 and December 31, 2003, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of $9.61 to a high of $20.58. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report.

Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results.

Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations, may adversely affect the market price of our common shares.

Item 4.	Information on the Company

The information in this Item 4 should be read in conjunction with the risks discussed under Item 3.D “Risk Factors.”

A.	History and development of the company.

ASM International N.V. was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was previously known as Advanced Semiconductor Materials International N.V. Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands. Our telephone number at that location is (011) (31) 30 229 84 11. Our authorized agent in the United States is our subsidiary, ASM America, Inc., a Delaware corporation, located at 3440 East University Drive, Phoenix, Arizona 85034.

B.	Business overview.

Introduction

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor manufacturing industry. Front-end equipment performs various fabrication processes in which thin films, or layers, of electronically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We believe that the front-end and back-end react differently to market forces in the highly cyclical semiconductor industry and that operating in both segments reduces the impact of business cycles on our operations.

Our front-end facilities in the Netherlands, the United States and Japan enable us to interact closely with customers in the world’s major semiconductor design and wafer processing markets: Europe, North America and Asia. Our products in the front-end market segment grow or deposit thin films onto wafers primarily using a process called chemical vapor deposition, or CVD. CVD deposits films on the wafer’s surface through chemical reactions using gases and vapors at elevated temperatures. Front-end operations accounted for 51.4% of our net sales in 2002 and 49.2% of our net sales in 2003.

Our back-end business facilities are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia, close to where most assembly and packaging operations are located. Our products in the back-end market assemble and package individual dies into finished semiconductor devices using stand alone and automated lines of equipment. We also manufacture leadframes, which are copper carriers on which dies are mounted as part of the back-end assembly process. Back-end operations accounted for 48.6% of our net sales in 2002 and 50.8% of our net sales in 2003.

Our front-end business is conducted through wholly-owned subsidiaries, the most significant of which are ASM Europe B.V., located in the Netherlands, ASM America, Inc., located in the United States, and ASM Japan K.K., located in Japan. Our back-end business is conducted through our majority-owned subsidiary, ASM Pacific Technology, Ltd., with principal operations in Hong Kong, Singapore, the People’s Republic of China and Malaysia. As of December 31, 2003, we own 53.87% of the outstanding equity of ASM Pacific Technology.

Industry Background

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

The primary focus in achieving better performing integrated circuits has been to reduce the size of individual transistors to increase the number of transistors that can fit within a given size device. Shrinking reduces the power needed to activate the transistors and increases speed by reducing the distance between, and within, transistors. Shrinking also reduces the cost of each device, as the same number of process steps are amortized over a large number of devices. The primary focus in reducing cost has been to increase the size of the wafer (the silicon substrate upon which semiconductors are built) so that more devices can be produced in each production cycle. In order to implement these advances in technology through shrinking devices or increasing wafer size, device manufacturers must upgrade their equipment. As a result, semiconductor equipment companies develop tools along a broadly defined technology roadmap and once tools for each step of the new production process have been established, semiconductor manufacturers can build new lines to incorporate the latest technology. Because semiconductor manufacturers are subject to business and consumer purchase patterns that are driven by demand for new products or applications and larger macroeconomic factors, they attempt to time the large increase in supply created by a new fabrication facility with the demand factors for their end products. The inherent difficulty in matching new supply and the ever-shortening product life-cycles results in the high volatility associated with the semiconductor industry.

Semiconductor Manufacturing Processes

The semiconductor equipment market is composed of two segments: the front-end and the back-end. The back-end is also referred to as assembly and packaging. In the front-end, three subsegments can be considered: wafer manufacturing, Front-End-of-Line (FEOL) wafer processing and Back-End-of-Line (BEOL) wafer processing. We develop technology and manufacture equipment used by semiconductor manufacturers in each segment and subsegment of the market.

In the wafer manufacturing segment a large single crystal of very pure silicon is grown from molten silicon. The crystal is then sliced into a large number of thin slices, or wafers, of single crystalline silicon. These slices are polished to an atomic level flatness before the next steps are executed. For advanced applications, some layers are deposited on the wafer for later use, either by epitaxy or diffusion/oxidation (described below). Epitaxial wafers are even flatter and contain less defects at the surface than polished wafers. Some wafers are made with an embedded electrically insulating layer, such as silicon oxide, just below a very thin top layer of pure silicon. These special wafers are called Silicon-on Insulator or SOI wafers and are used for the most advanced microprocessors. The finished wafers, still without pattern on them, are shipped to the integrated device manufacturers, known as wafer processing factories or “fabs.”

During FEOL and BEOL wafer processing, multiple thin films of either electrically insulating material, also called dielectrics, or conductive material are grown or deposited on a silicon wafer. First, several material deposition and processing cycles are used in the FEOL to build the basic transistor. Second, several deposition and processing cycles are used in the BEOL to electrically connect the hundreds of millions of transistors. Patterning of the layers with lithography and etching (described below) creates the transistors and connecting wires, which together make up the integrated circuit. Each integrated circuit is a “chip” or a “die” on the wafer. A finished wafer may contain a few dozen to several thousand individual dies. Front-end processes are performed either one wafer at a time in single wafer processing systems or many wafers at a time in batch processing systems. Multiple processes are repeated on each layer as the wafer is processed. The number and precise order of the process steps vary depending upon the complexity and design of the device. The performance of the device is determined in part by the various electrical characteristics of the materials used in the layers of the device and the wafer. Simple devices may have as few as 10 layers, while complex devices may have as many as 100 layers. The front-end production phase is capital intensive, requiring multiple units and a range of different types of processing equipment in a fabrication line.

In the back-end, or assembly and packaging, segment wafers are cut into individual dies or chips. These chips or dies are mounted in a hermetically sealed package with as many as 1,500 separate electrical leads for connection to printed circuit boards and other components of a finished product.

The primary steps involved in wafer processing are described below. These steps are repeated depending on the function of the device which determines its complexity. Complex microprocessors typically are composed of more than 100 layers of conducting, insulating or semiconducting material.

We are most active in developing and manufacturing the equipment used by semiconductor manufacturers in the deposition processes, i.e., those steps which involve creation of insulating, conducting and semiconducting layers on the wafer surface.

The following is an alphabetical list of the principal front-end processes used by semiconductor manufacturers:

•	Atomic Layer Deposition (ALD) is an advanced technology which deposits single atomic layers on wafers one at a time at low temperatures. This process is used to create ultra-thin films of exceptional quality and flatness.

•	Chemical Mechanical Polishing (CMP) is a technology which planarizes, or levels, layers deposited on wafers by polishing them with a chemical solution called slurry. Planarization reduces the vertical height differences of the various layers. This increases the number of layers which can be processed without introducing reliability problems.

•	Chemical Vapor Deposition (CVD) is a technique in which one or more gaseous reactors are used to form a solid insulating or conducting layer on the surface of a wafer. Several forms of CVD exist, each used for a particular application. These different forms are explained below.

•	Clean removes undesirable contaminants from the wafer’s surface.

•	Diffusion and Oxidation are high-temperature processes that change the electrical characteristics of layers. Diffusion is used to make impurities introduced by ion implantation electrically active. Oxidation forms a silicon oxide layer on the wafer’s surface, which acts as an insulative or protective layer over the wafers surface.

•	Electrochemical Mechanical Deposition (ECMD™) deposits a layer of metal through a process called electroplating, while simultaneously planarizing the surface.

•	Electroplating deposits a layer of metal from a liquid solution of a metal salt by passing an electrical current.

•	Epitaxy involves the deposition of silicon or silicon compounds on the wafer, continuing and perfecting the crystal structure of the bare wafer underneath. Epitaxy improves the electrical characteristics of the wafer surface, making it suitable for highly complex microprocessors and memory devices.

•	Etch reproduces the pattern imprinted by lithography by removing excess material from the uppermost layer of the wafer.

•	Ion Implantation is a process in which wafers are bombarded with ions to introduce dopant atoms, or impurities, into the wafer to improve its electrical characteristics. Silicon conducts little or no electricity. In order to have electrical current within a layer, it is necessary to place small amounts of impurities into the layer.

•	Lithography is used to print the various layer patterns of the semiconductor device on the uppermost layer of the wafer. These patterns determine the functions of the semiconductor device.

•	Low Pressure Chemical Vapor Deposition (LPCVD) performs CVD under high temperature, low pressure conditions to deposit insulating or conductive layers.

•	Metal Organic Chemical Vapor Deposition (MOCVD) is a special CVD process which employs metal-organic compounds to deposit metal films. Metal-organic compounds are used to more easily turn the metals into a metal containing vapor.

•	Metrology is used to measure the width of lines on semiconductor devices, the thickness of layers, the surface profiles of layers, and certain electrical properties of layers.

•	Plasma Enhanced Chemical Vapor Deposition (PECVD) performs CVD by the use of a vapor containing electrically charged particles or plasma. The plasma makes the vapor more reactive.

•	Physical Vapor Deposition (PVD) deposits a thin layer of metal on the wafer surface for electrical contacts and wires through a process called “sputtering.”

•	Probing is a process in which electrical and functional tests are performed on each die and defective ones are marked.

•	Rapid Thermal Chemical Vapor Deposition (RTCVD) is a technique similar to LPCVD, but deposits a film on one wafer at a time.

•	Rapid Thermal Processing (RTP) is used to expose single wafers to heat over a short period of time.

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

The assembly and packaging or back-end process consists of sawing or dicing the processed wafer into individual dies, mounting them on carriers such as leadframes and connecting them to the appropriate electrical leads. Wire bonding onto leadframes is the most common interconnection method, although alternative interconnection techniques and materials, such as ceramic packages, flip chips and different chip-scale packaging methods, are available. After the assembly process, the dies are packaged or encapsulated to protect them from environmental influences and prepare them for use, resulting in completed semiconductor devices.

The primary processes in the back-end segment are described below. We are active in developing and manufacturing assembly and packaging equipment, as well as in the manufacturing of materials such as leadframes.

The following is an alphabetical list of the principal back-end processes used by semiconductor manufacturers:

•	Die Bonding mounts the dies onto carriers such as leadframes using a die bonder.

•	Die Inspection inspects every die for proper performance before the next steps are undertaken.

•	Die Separation separates the dies on the wafer into individual units using wafer saws.

•	Encapsulation or Molding encases the dies in a protective housing, often epoxy, using transfer molds.

•	Leadframes are produced by stamping a pattern through a strip of copper or iron-nickel alloy. For high precision (and fast turnaround purposes) leadframes are usually produced by an etching process. This is required when the space between the leads is finer than the thickness of the material.

•	Leadframe plating deposits a thin layer of gold or silver on appropriate places, in order to allow a wire to be attached to its surface.

•	Packaging deals with the housing of the chip to protect it from environmental influences and to finalize the product for industrial use.

•	Product Testing tests the performance of the completed semiconductor device.

•	Trim and Form cuts away the excess portion of the leadframe and bends the leads into the desired shape, resulting in the completed semiconductor device.

•	Unit Inspection inspects every mounted chip before encapsulation and inspects each die throughout the assembly process and prior to packaging.

•	Wire Bonding attaches extremely thin gold or aluminum wires between the die and the leadframe for electrical connections using a wire bonder.

Industry Trends

The continuous demand for smaller, faster and cheaper semiconductors drives the technology advances in the material fabrication process. The size of the transistors is measured by the individual feature sizes, or line widths, and current leading-edge devices are produced with line widths as small as 130 nanometers (one billionth of a meter). The industry is ramping up from pilot to high volume production of devices with 90nm feature sizes and critical process equipment is now being developed and tested for line widths at or below 65nm. Today, we support 130nm technology equipment and are supporting the 90nm volume ramp. In addition, we are working on developing 65nm and even some 45nm and 32nm technology in our laboratories. New equipment orders are predominantly for 300mm and 200mm wafer processing.

In developing and piloting these advanced tools, the industry has encountered new physical barriers that require different solutions. In lithography, the most advanced light sources are based on 193nm wavelengths resulting in feature sizes that now are smaller than the wavelength of the light source. This is similar to painting a thin line with a thick brush. In order to increase device speeds, the focus has shifted to the interconnection layer between the transistors. This layer historically has been aluminum, but the superior performance of copper has resulted in a shift toward copper. Copper is not as easy to work with because it can contaminate and so a barrier layer must be placed around it to avoid contamination of the other layers. New methods of depositing ultra-thin layers of copper, including Atomic Layer Depositions and Metal Organic Chemical Vapor Deposition are being developed to address these challenges.

The move to copper and low-k (insulating) materials is still in its infancy, with less than 10% of semiconductor wafers currently using copper connections. Most advanced chips with 90nm feature size transistors now use copper and low-k technology at least in a part of the interconnect structure. The trend is toward harder dielectrics, lower k-values and a more extensive use of low-k materials. Harder dielectrics are more resistant to the necessary polishing step. Still lower forces during the polishing step are desirable. NuTool, Inc., a Milpitas, California-based company, in which we have an equity investment, manufactures copper deposition and low force CMP equipment to address this need.

Understanding the mechanical forces inherent in packaging processes is a key consideration in the industry’s transition to copper and low-k interconnect structures. For example, applying force that exceeds the cohesive strength of the low-k dielectric, or the adhesive strength of one of the interfaces in a stack, will result in failure.

As the only major semiconductor equipment supplier with extensive competencies in both front-end and back-end segments, we believe we are uniquely positioned to benefit from further synergies between these segments, and to provide an ultimate seamless solution that could improve semiconductor production processes.

The industry seeks to improve transistor performance as well by introducing new materials and device designs. For example, Silicon-Germanium (SiGe) now is critical to the formation of high-frequency transistors used in broadband and wireless telecommunications. An even more advanced form of this process, Silicon-Germanium-Carbon, further reduces power consumption of RF chips, while maintaining operating frequency.

The next generation of ultra-thin transistors will require new process technology such as the use of silicon-on-insulator, or SOI wafers. SOI is an advanced isolation technology, which will be used in advanced, low power microprocessors. Either on SOI wafers or on regular silicon wafers, layers of SiGe and strained Silicon are also deposited to further increase the speed of transistors. It has been found that electrons move faster through a strained Silicon layer in a Metal Oxide Semiconductor transistor (MOS). Strained Silicon technology also uses the SiGe knowledge developed for Bipolar Complementary Metal Oxide Semiconductor (BiCMOS) technology, thus effectively leveraging related research and development investments.

For line-widths below 90nm, new and extremely thin gate dielectrics are needed. Atomic Layer Deposition is a convenient technique to produce insulators of high-K dielectric materials with reduced leakage. For electronic manufacturers, the lower power advantages provided by high-k gate insulator electronics will extend the battery-life of electronic products, which in turn will accelerate advances in portable electronics.

Semiconductor manufacturers are also seeking to reduce the cost of producing semiconductor devices by increasing the diameter of the wafers on which the semiconductor devices are being layered. The maximum diameter of wafers is increasing from the current industry standard introduced in the early 1990s of 200mm, or about eight inches, to 300mm, or about twelve inches. The move toward larger wafer sizes is driven by cost efficiency, since a 300mm wafer holds more than 2.25 times more dies than a conventional 200mm wafer. Presently, most large semiconductor companies have committed to 300mm facilities or have teamed with others to undertake the 300mm transition.

The industry faces the dual challenges of increasingly small line widths and larger wafer sizes. Historically, once an equipment manufacturer’s product has been designed into a semiconductor manufacturer’s production line, it is very difficult for a different equipment manufacturer to displace them. In the current environment however, the massive shifts in technology and size create opportunities to replace incumbent suppliers. Most of the equipment for 90nm technology has now been selected for ramp-up, and we are participating in this ramp with platforms for vertical furnaces, epitaxy, and low-k materials. For 65nm technology, we are fully involved in the industry leader’s development programs. Thus our investments in technology over the last five years have provided us with a strong technology platform from which we have and, we believe, will continue to successfully compete for orders.

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

Products

We design, manufacture and sell products used by semiconductor manufacturers in both front-end wafer processing and back-end assembly, packaging and materials.

The following table sets forth the main manufacturing processes used in the front-end and back-end market segments and indicates the markets in which we participate:

FRONT-END			BACK-END
Deposition	Other Processes	Testing	Materials	Assembly	Packaging

Epitaxy*	Diffusion and Oxidation*	Metrology*** Integrated Metrology**	Leadframe Manufacture*	Die Separation	Encapsulation*

Low Pressure CVD* Rapid Thermal CVD*, and Metal Organic CVD*	Ion Implantation	Probing	Manufacture of Other Materials	Die Bonding*	Package Plating

Plasma Enhanced CVD*	Lithography			Wire Bonding*	Trim and Form*

Atomic Layer Deposition (ALD*) and Plasma Enhanced ALD*	Etch			Unit* Inspection	Product Testing

Physical Vapor Deposition (PVD)	Clean**

Electro Plating***	Rapid Thermal Processing* (RTP)

Chemical Mechanical Polishing (CMP)***

*	Indicates markets in which we participate.

**	We participate by integrating advanced cleaning technologies and integrated metrology into our deposition equipment.

***	We participate through our investment in NuTool (EP and CMP) and NanoPhotonics (Metrology).

Front-end Products

The following table lists our principal front-end equipment products and the years in which initial production units were first made available to customers:

PRODUCT FAMILY	KEY PROCESSES	PRODUCTS(1)	YEAR INTRODUCED
Single Wafer Thermal CVD Systems	• Epitaxy • CVD • RTCVD	Epsilon® One(2) thermal CVD system	1988
		Epsilon® Two(2) thermal CVD system	1990
		Epsilon® 2000 thermal CVD system	1997
		Epsilon® 2500 thermal CVD system	1997
		Epsilon® 3000 (300mm) thermal CVD system	1997

Vertical Batch Processing Systems	• LPCVD • Diffusion • Oxidation • ALD	A400™ processing system	1994
		A412™ processing system (200 and 300mm)	1998
		A4ALD™ processing system	2002

Single Wafer Plasma Enhanced CVD Systems	• PECVD	Eagle® 10 system (2 chambers)	1993
		Eagle® 10 TRIDENT system (3 chambers)	1997
		Eagle® 12 Rapidfire™ system (300mm)	1998
		Dragon™ 2300 system	2002

Single Wafer RTP Systems	• Anneal • Oxidation	Levitor® 4000 system	2000
		Levitor® 4300 system (200mm and 300mm)	2003

Single Wafer Atomic Layer Deposition Modules and Systems	• Clean • RTCVD • ALD	Epsilon® 2500 or 3000 module(3)	1997
		Pulsar® 2000 module(3) (4)	1999
		Pulsar® 3000 module (200mm and 300mm)	2001

Platforms	• Clustered processes	Polygon™ 8200, platform	1997
		Polygon™ 8300, platform (300mm)	2001

Enabling process chemistries	• RTCVD • LPCVD • PECVD	New Technology™	2002
		Aurora®	1999

(1)	Epsilon®, Advance®, Dragon™, Eagle®, Pulsar®, Levitor®, Aurora®, Polygon™, Rapidfire™, A400™, A412™, A4ALD™ and New Technology™, are used, pending or registered as ASM trademarks in the US and/or other countries.

(2)	This product has been replaced by the Epsilon 2000 and Epsilon 2500. Although it is no longer sold, it still forms an important part of our installed base and generates service and spare parts revenue.

(3)	The Epsilon module shares the same reactor section as the Epsilon single wafer stand-alone systems.

(4)	This product has been replaced by the Pulsar 3000. Although it is no longer sold it still forms an important part of our installed base and generates service and spare parts revenue.

Single Wafer Thermal CVD Systems

Our Epsilon® products heat wafers to high temperatures using infrared lamps, forming a film on the surface of a single wafer by applying CVD. The main current use of the Epsilon® is for epitaxy of silicon and silicon-germanium alloys.

The high productivity version of the Epsilon, the Epsilon® 2500, offers the highest throughput in the industry for epitaxial silicon applications. Our Epsilon® 3000 is the first 300 mm SiGe System used for manufacturing of strained silicon layers. We offer both stand-alone equipment and modules that can be integrated with our Polygon™ system.

Vertical Batch Processing Systems

The Advance® 400 series vertical batch processing systems process up to 150 wafers at a time to high temperatures. These reactors load wafers into a carrier, which is pushed into the heated reactor for diffusion, oxidation or CVD processing. The A400™ vertical batch processing system and the A412™ 300mm version have demonstrated to be the most productive systems of their kind in the industry. The A4ALD™ processing system, enabling ALD technology specifically developed for a batch reactor, is a good alternative for thicker films to the Pulsar® single wafer ALD products. Thus, the availability of A4ALD effectively extends the application area of ALD. The A412™ Smart Batch™ is a batch furnace offering cycle times equivalent to that of a single wafer system.

Single Wafer Plasma Enhanced CVD Systems

The Eagle® series reactors are single wafer systems that deposit films on wafers using a plasma. The Eagle® 10 and the Eagle® 10 TRIDENT systems are most often utilized for depositing insulators, such as silicon oxide, silicon nitride, and low-k dielectric films used in interconnect circuits. The Eagle® 10 TRIDENT and the Eagle® 12 Rapidfire™ (300mm) systems each have three chambers configured for enhanced productivity. The simplicity of these systems results in low cost, high reliability and low maintenance. Our Aurora® low-k films are made in the Eagle PECVD systems and are now being used in 90nm device manufacturing. The Dragon™ 2300, introduced in 2002, demonstrates high wafer throughput, high uptime, low energy consumption and cost of operating, while offering what we believe is the smallest footprint of any high volume manufacturing tool for CVD wafer processing.

Single Wafer RTP Systems

In our RTP product, the Levitor® reactor, the wafer floats on a cushion of gas and does not require lamps for heating. Compared to existing lamp-based RTP systems, the Levitor reactor allows very fast heating and cooling of the wafers and a more efficient and cost-effective solution. The product is currently being evaluated by two European research and development labs and two end-users. Large numbers of demonstrations have been run in our application labs, including demonstrations on transparent glass wafers for displays.

Single Wafer Atomic Layer Deposition Systems, Cluster Systems and Modules

Our Pulsar® module for atomic layer deposition is already in commercial production in the markets for magnetic heads. It is currently being selected for advanced (<90nm) device manufacturing. With the Pulsar® 3000 reactors (200 and 300mm), we offer modules that can be integrated with our Polygon™ cluster systems. Our proprietary ALD processes (ALCVD™) are the most advanced in the industry and in development for e.g. high-k gate applications.

Enabling Process Chemistries

In 2002, we introduced an enabling chemical vapor deposition (CVD) technology, named—“New Technology™”—that can utilize the hardware of ASM’s Epsilon® reactor, Polygon™ cluster tools, or A400™ or A412™ series batch processing systems in combination with proprietary software, hardware and chemistry solutions. Based on a new precursor, called Silcore®, New Technology™ can produce silicon containing layers with better properties, and at higher rates of deposition.

In 1999, we introduced Aurora® as a chemistry for low-k production. This chemistry is currently leading in low-k production for 90 nm devices.

Back-end or Assembly Packaging Products

The following table lists our principal back-end products, and the years in which initial production units were first made available to customers:

PRODUCT FAMILY	KEY PROCESSES	PRODUCTS	YEAR INTRODUCED
Assembly	Die Bonding and Die Sorting	AS896	2003
		MS896A	2002
		AD829A	1999
		AD896	2001
		AD8930	2002
		AD898	2002
		AD8912	2002
		SD890	2003
		AD819	2000
		AD900	2002

	Wire Bonding	AB520A	2003
		AB559A	2001
Assembly		Eagle60	2002
		Hummingbird™	2003
		Twin Eagle60™	2004

Packaging	Encapsulation and Packaging Processing	DS500	2000
		IDEALmold™	2000

	Trim and Form	MP209	1996
		BGA289	1998
		CS500	1999
Packaging		CS8000	2002
		CS9000	2003
		CS1200	2004
		BPLine	2000

Automated Systems	Full integration of the above assembly and packaging steps into one system	IDEALine™	1999

Materials	Manufacture of carriers on which dies are mounted	Leadframes	1980

IDEALmold™, IDEALine™, Hummingbird™ and TwinEagle60™ are used, pending or registered as ASM trademarks in the US and/or other countries.

Die Bonding and Dies Sorting

We manufacture several die bonding models as well as die sorting equipments to address various markets including semiconductor and optoelectronic devices. The AD8912 epoxy die bonder for 12” wafers continues the path undertaken by ASM to provide customers with the highest quality and best cost/performance systems on the market. With its capability to handle up to 12” wafers, fully automatic operation, epoxy writer, pre and post bond inspection and wafer mapping, the AD8912 is able to provide the customer with exceptional operational results. A new and innovative system is the AD900, high speed flip chip die bonder for IC applications. The AD829A, AD8930 and AD898 models address the large market for die sizes under 30 mils square. A mil is 1/1000 of an inch. The AD896 is addressing the market of Chip on Board (COB) technology. In addition to the semiconductor device market, the small die category includes optoelectronic devices. The model AD819 is a high precision machine designed for laser diode optoelectronic devices. Specific for optoelectronic market is the newly developed die sorter AS896 as well as the mapping sorter MS896A. The AS896 is featuring dual linear bond heads giving highly precise placement and high speed sorting features. Our new automated soft solder die bonder SD890 can offer smart solutions to all power devices packages. Machines may be configured to operate stand-alone or connected to epoxy curing ovens and wire bonders.

Wire Bonding

We introduced our Eagle60 gold wire bonder in 2002. This is the successor to our acclaimed AB339Eagle generation bonder. The Eagle60 offers significant output increase over existing models. It has the industry leading ultra fine pitch capability and favorable price/performance ratio as well as an ultra light bond head, advanced pattern recognition software and automatic wire bonder inspection capability. We introduced also our latest generation dual bond head systems TwinEagle60™ for ultra high speed and fine pitch capabilities. The AB520A and AB559A are ultrasonic wedge bonders used for aluminum wire bonding at room temperature on printed circuit boards. These machines address the consumer products’ market which focuses on cost effective solutions. The Hummingbird™ represents an innovative solution to Stud Bumper demand for large wafer size up to 12 inch.

Encapsulation

The IDEALmold™, introduced in 2000, specifically designed to be manufactured in a modular format allowing customers to specify the system capacity from two to eight leadframes. This product specifically addresses the in-line market which requires molding systems of varying capacities to allow for proper line balancing. The IDEALmold™ can be configured as a very flexible stand-alone system as well. The DS500 is a high precision dispensing system, which allows customers to directly dispense epoxy encapsulated on to bear chips for various applications.

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

Research and Development

We believe that our future success depends to a large extent upon our ability to develop new products and add improved features to existing products. Accordingly, our product development policies and local activities are directed toward expanding and improving present product lines to incorporate technology advances and enable timely penetration of new markets for automated semiconductor processing, assembly and packaging equipment. These activities require the application of physics, chemistry, process technology, electrical engineering, precision mechanical engineering and software development. We are also continuing to develop new applications as well as software and hardware for our back-end products.

Our net research and development expenses, as a percentage of net sales, were 14.2%, 17.0% and 13.6% during 2001, 2002 and 2003, respectively. We expect to continue investing significant resources in research and development to enhance our product offerings.

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

BUSINESS SEGMENT	LOCATION	NUMBER OF R & D EMPLOYEES AS OF DECEMBER 31, 2003
front-end	Almere/Bilthoven, the Netherlands	84
	Leuven, Belgium (IMEC)	21
	Espoo, Finland	8
	Phoenix, Arizona, United States	84
	Tama, Japan	74

back-end	Hong Kong, the People’s Republic of China	330
	Singapore	227

As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. These arrangements are made on a development program basis and allow us to develop products that meet customer requirements and obtain access to new technology and expertise. We currently are engaged in joint development programs with several customers for 300mm applications of our Eagle®, Polygon™, Epsilon® and Advance® A412™ products. In cooperation with NuTool, Inc., a United States supplier of copper plating and CMP equipment, in which we have an equity investment, we are developing production solutions for copper applications.

We participate in European programs focusing on developing the production technology for semiconductor devices with line widths of 65 and 45nm. We are the project manager in a number of projects that were awarded under the IST (Information Society Technologies) program, as part of Framework 5 and 6, an initiative of the European Union. We are a leading partner in several development programs sponsored by Micro Electronics Development for European Applications, MEDEA+, a Eureka initiative. In MEDEA+ we are currently working on the development of contactless RTP processing, integration of metrology in batch processing systems and on a multitude of process solutions for the 65nm generation. Mr. Arthur H. del Prado, our President and Chief Executive Officer, is a member of the board of MEDEA+.

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

In addition to cooperating with third parties such as customers and other equipment companies in research and development projects, we enter into projects with technical universities, particularly in the Netherlands, Japan and Finland. As part of these projects, we may sell our equipment to customers who will use grants or research loans to acquire these products or we may receive grants or research loans directly. We have received such loans in the past from the Netherlands government, of which € 12.2 million was outstanding at December 31, 2003. These loans have to be repaid only from the sales proceeds of the products developed with this assistance at repayment rates of up to 100% of the amounts of the loans. Our subsidiary, ASM Microchemistry, has received similar loans from the Finnish government.

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

In addition, we purchase the metrology equipment that we integrate into some of our front-end products from NanoPhotonics. As of March 12, 2004 we had a 23.6% equity interest in NanoPhotonics and our Chief Executive Officer had a 43.8% interest. See “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions.”

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

Marketing and Sales

We sell and market our products with the objective of developing and maintaining an ongoing, highly interactive service and support relationship with our customers. Our marketing strategy includes advertising and participating in various industry trade shows. We provide prospective customers with extensive process and product data, provide opportunities for tests on demonstration equipment and, if required, install evaluation equipment at the customer’s site. Once equipment has been installed, we support our customers with, among other things, extensive training, on-site service, spare parts and process support. All of this is further supported by in-house development to enhance the productive life of existing equipment. We make hardware improvements available in the form of retrofit kits as well as joint development of new applications with our customers. We encourage our engineers to submit technical papers to relevant magazines and to give lectures in symposia.

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

To execute the sales and service functions, we have established a direct, integrated sales force for front-end products reporting on a geographical basis to the managers in charge of Europe, North America, Korea, Taiwan, Southeast Asia and Japan. At the end of 2003, the front-end units had 90 employees fully dedicated to sales and marketing, representing 7.6% of total front-end staff. Dedicated support and sales forces are maintained for our various geographic units, enabling us to serve our global customers with an equally global organization. Each of our geographic front-end units is responsible for sales of all of our front-end products in its region. We believe the integration of our sales force promotes cross selling of front-end products.

In addition to the sales activities undertaken at the principal offices of our various manufacturing units, we have sales offices located in Europe (in the United Kingdom, France, Ireland, Italy and Germany), and in the United States (in California, Texas and Pennsylvania). In Japan, our sales offices are located in Tokyo and Osaka.

We use independent sales agents in Malaysia and the People’s Republic of China for front-end products and to support our sales efforts for ALD equipment in the non-semiconductor markets in Japan, such as flat panel displays and magnetic heads.

Sales of back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in the People’s Republic of China, Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in Korea and some parts of the United States. At the end of 2003, there were 197 staff members employed in sales and marketing of back-end products, representing 3.1% of total back-end staff.

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

The following table lists a sample of our customers:

CUSTOMERS

Agere Group	HP	Philips

Agilent	IBM	Powerchip Semiconductor

AIT	InfineonTechnologies	Promos Technologies

AMD	Intel	Samsung

Amkor Technology	Jiangsu Chanjiang Electronics	Siliconware Precision Ind.

ASAT	LG Group	Sony

ASE	Lingsen Precision Ind. Ltd.	Seiko Epson

Carsem	Matsushita Electronics	Shinetsu Handotai

Chartered	MEMC	ST Assembly Test Services Pte Ltd.

Chippac	Microchip Technology	ST Microelectronics

Cypress	Micron	Taiwan IC Packaging Corp.

Elpida Memory Corp	Mitsubishi	Texas Instruments

Fairchild Semiconductors	Motorola	Toshiba

Fujitsu	NEC	Trecenty Technologies

GEM Electronics	Nichia Kagaku Chemical	TSMC

Hana	NS Electronics Bangkok	UMC

He Jian Technology		Vishay

Hitachi

Our largest customer accounted for approximately 7.2%, 13.9% and 18.5% of our net sales in 2001, 2002 and 2003, respectively. Our ten largest customers accounted for approximately 35.5%, 39.6% and 46.5% of our net sales in 2001, 2002 and 2003, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, timing of new fabrication facilities and new product introductions.

The following table shows the distribution of net sales, by segment and geographic destination of the product:

SEGMENT	PERCENTAGE OF NET SALES 2003	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
			front-end	back-end
front-end	49.2%	S.E. Asia	8.1%	46.9%
		Europe	10.4%	1.0%
back-end	50.8%	North and South America	20.1%	1.5%
		Japan	10.6%	1.4%
SEGMENT	PERCENTAGE OF NET SALES 2002	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
			front-end	back-end
front-end	51.4%	S.E. Asia	8.5%	41.3%
		Europe	10.5%	1.1%
back-end	48.6%	North and South America	25.0%	4.4%
		Japan	7.4%	1.8%

SEGMENT	PERCENTAGE OF NET SALES 2001	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
			front-end	back-end
front-end	60.0%	S.E. Asia	8.5%	34.0%
		Europe	18.1%	2.0%
back-end	40.0%	North and South America	18.5%	1.5%
		Japan	14.9%	2.5%

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time to optimize the use of the equipment for the customer’s specific processes. For our front-end business, where the availability of field support is particularly important for a sale, there are approximately 394 support staff employees, or 33.4% of our total front-end employees.

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

We own and license patents which cover some of the key technologies, features and operations of our major front-end products and are usually registered in the principal countries where semiconductor devices or equipment are manufactured. The following table shows the number of patents for which we made an initial filing during the indicated period and the number of patents in force as of the end of the indicated period:

	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003
Initial patent filings	40	58	49	96	93
Issued patents	167	215	277	367	453

We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and some chemicals used to deposit insulating layers for PECVD. We pay Applied Materials a royalty on sales of equipment that use the patented technology. These patents expire at various times between 2004 and 2010. Upon expiration of the patents, the technology may be used royalty-free by the public, including us.

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

There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We currently are involved in such matters and, in the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which could have a material adverse effect on our business, financial condition and operating results. Adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and operating results.

At present, we are not involved in any litigation which we believe is likely to have a materially adverse effect on our financial position. However, we are involved in proceedings, the outcome of which cannot be determined at present.

Genus Litigation

In June 2001, our subsidiary, ASM America, filed a lawsuit against Genus, Inc. in the U.S. District Court for the Northern District of California alleging infringement of three patents entitled Sequential Chemical Vapor Deposition (U.S. Patent No. 5,916,365), Methods for Growing Thin Films (U.S. Patent No. 6,015,590) and ASM America’s “showerhead” patent (U.S. Patent No. 4,798,165, entitled “Apparatus for Chemical Vapor Deposition Using an Axially Symmetric Gas Flow”). Genus responded by denying the allegations and bringing a counterclaim against ASM America and ASM International alleging antitrust violations and infringement of U.S. Patent No. 5,294,568 involving selective etching of native oxide. Genus’ antitrust claims were stayed until after trial on the patents at issue. In August 2002, the court ruled that Genus did not infringe the ‘365 patent. In January 2003, the court ruled that Genus did not infringe the ‘590 patent.

In April 2003, ASM International and ASM America entered into a binding memorandum of settlement with Genus settling this litigation. Pursuant to the memorandum:

•	Genus granted to ASM International and ASM America a nonexclusive, worldwide, fully paid-up license under the ‘568 patent and directly related patents;

•	ASM America granted to Genus a nonexclusive, worldwide, fully paid-up license under the ‘165, ‘365 and ‘590 patents and directly related patents, provided that the license for the ‘365 and ‘590 patents will be effective only upon completion of the appeal by ASM America of the lower court’s summary judgment rulings as described below;

•	ASM America will have the right to appeal the summary judgment rulings in respect of the ‘365 and ‘590 patents and, if the appeals courts vacates either summary judgment ruling on the basis of a change in the lower court’s claim construction, Genus will pay ASM America the sum of US$ 1.0 million in respect of the above licenses for the ‘365 and ‘590 patents; and

•	Genus, on the one hand, and ASM International and ASM America, on the other hand, agreed to refrain for a five year period from litigating patent and antitrust claims, although each party retains the right to recover damages incurred during the five year period if a suit is brought after the expiration of such period.

Genus, ASMI and ASM America stipulated to an Entry of Judgment and ASMI and ASM America filed a Notice of Appeal in January 2004, appealing the District Court’s rulings on the ‘590 and

‘165 patents to the U.S. Court of Appeals for the Federal Circuit. Given the stage of the proceedings it is impossible to predict the outcome of the appeal.

Applied Materials Litigation

In response to a letter by Applied Materials, Inc. alleging that our Eagle reactors infringe various Applied Materials patents, ASMI and ASM America filed a declaratory judgment action against Applied Materials on August 27, 2002 in the U.S. District Court for the District of Arizona. The lawsuit seeks a declaration of non-infringement, invalidity or unenforceability of six Applied Materials patents relating to cleaning of reaction chambers and deposition of silicon nitride. Applied Materials responded on December 16, 2002 by denying the allegations and counterclaiming, as modified by supplemental answer filed July 21, 2003, for a declaratory judgment of infringement, including willful infringement, of all six patents and for damages and other relief, a preliminary or permanent injunction and costs. No trial date has been set. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counterclaims at this time, or the range of potential recovery or loss.

The Company and its subsidiary, ASM America, Inc., filed a lawsuit against Applied Materials on October 3, 2003 in the U.S. District Court for the Eastern District of Texas alleging infringement of six patents: U.S. Patent No. 6,418,945 entitled “Method and Device for Transferring Wafers”, U.S. Patent No. 6,572,924 entitled “Exhaust System for Vapor Deposition Reactor and Method of Using the Same”, U.S. Patent No. 6,579,374 entitled “Apparatus for Fabrication of Thin Films”, U.S. Patent No. 6,410,463 entitled “Method for Forming Film With Low Dielectric Constant on Semiconductor Substrate”, U.S. Patent No. 6,511,539 entitled “Apparatus and Method for Growth of a Thin Film”, and U.S. Patent No. 6,053,686 entitled “Device and Method for Load Locking for Semiconductor Processing”. Applied Materials counterclaimed in November 2004, alleging infringement of U.S. Patent No. 5,710,407 and the six patents at issue in the above noted litigation in Arizona. The Company and ASM America have filed a motion to dismiss the counterclaims as to the six patents currently pending in Arizona. Applied Materials has filed a motion to change venue to the District of Arizona. No trial date has been set. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counterclaims at this time, or the range of potential recovery or loss.

Corporate Governance

As we are listed on NASDAQ as well as on Euronext Amsterdam, we are required to comply with several corporate governance requirements and best practices set out by NASDAQ, the U.S. Securities and Exchange Commission (SEC), Euronext and the code recently issued by the Dutch Committee on Corporate Governance (Tabaksblat Code).

The Tabaksblat Code recommends that we outline in the 2003 Annual Report how we expect to apply the Code and which issues we foresee in its application. The Code will be effective for the financial year ending December 31, 2004.

We will endeavor to apply the Tabaksblat Code fully and have already investigated how we currently perform against the requirements of Tabaksblat. The Management Board and Supervisory Board are of the opinion that we already comply with a large number of the requirements and have already started actions on other areas as a result of the U.S. Sarbanes-Oxley Act of 2002. We foresee, however, the following issues in complying with the Tabaksblat Code requirements:

•	Future new appointments will follow the recommended 4 year term for members of the Management Board. Existing appointments, which run for an indefinite period of time, will not be amended.

•	All of our Members of the Supervisory and Management Board are fully aware of the limitations that apply to trading in listed securities when one is in the possession of material non-public information. These situations are addressed in applicable Dutch and foreign legislation.

•	We are of the opinion that additional quarterly internal reporting of all trading in securities of Dutch listed companies would be a significant additional administrative burden without eliminating effectively the possibility of misuse. We will therefore make our Insider Trading policy as well as our Supervisory Board and Management Board rules even more explicit on this topic to reflect the spirit of this requirement, but we do not intend to start a formal additional quarterly reporting system.

•	In most circumstances a maximum severance payment of one year for Management Board members is recommended. We want to reserve the right to agree to different amounts in case we deem this to be required by the circumstances. Deviations will however be disclosed to the Annual General Meeting of Shareholders.

•	It is expected that as of May 2005, none of the members of the Supervisory Board will hold more supervisory board memberships within the meaning of the Tabaksblat Code than recommended by the same.

•	We foresee a practical problem in harmonizing the prevailing U.S. and Dutch practices with regard to the registration date applicable to a shareholders meeting. We will evaluate and follow best practice on how other dual listed Dutch companies deal with this matter and we have the intention to comply, when possible.

•	Only presentations to larger groups of analysts and/or investors will be announced and webcasted. It would not be feasible in practice to treat one-on-one meetings in the same manner. It is our policy however that no non-public material information will be provided during such meetings.

We will closely follow the developments and discuss with our peers how to best address the above as well as other areas of the Tabaksblat Code. At the Annual Meeting of Shareholders of 2005 we will consult our shareholders on our approach regarding the implementation of the Code.

We will also update our website in accordance with the requirements of the Code.

Management Board

The members of the Management Board will be appointed by the General Meeting of Shareholders from a binding nomination of at least two persons for every vacancy, to be drawn up by the Supervisory Board. The General Meeting of Shareholders may overrule a nomination of its binding nature by a resolution passed with a majority of at least two-thirds of the votes cast, representing more than one half of the issued share capital.

The members of the Management Board collectively manage the Company and are responsible for its performance. They are jointly and individually accountable for all decisions made by the Management Board.

Because of the requirements dictated by the Sarbanes- Oxley Act, we are putting special focus on our internal control systems. In addition, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are required by the Sarbanes-Oxley Act to sign a certificate stating that our disclosure controls and procedures and, starting in 2005, controls over financial reporting are adequate and effective for us. These certificates will be filed with the SEC as Exhibits to the Form 20-F.

We are further improving our internal control procedures and practices to ensure that the financial reporting process is set up in such a manner that it can be audited, as required for 2005, under section 404 of the Sarbanes-Oxley Act.

Supervisory Board

The Supervisory Board currently comprises five members who are appointed in the same way as the members of the Management Board. The Supervisory Board supervises the policy of the Management Board and the general course of our business and the management actions relating thereto. The Supervisory Board is supplied in a timely manner by the Management Board with all information that it requires for the performance of its task.

The Supervisory Board has drawn up the following profile for its own composition. The Board consists of at least three members. The members should operate independently of and critically with regard to each other, within a good relationship of mutual trust. They should be experienced in the management of an international, publicly listed company and have sufficient time available to fulfill the function of Supervisory Board member. The Supervisory Board members appoint a chairman from amongst their midst.

In order to more efficiently fulfill its role, the Supervisory Board has created the following committees:

Audit Committee. This committee has a supervisory task with regards to monitoring the integrity of our financial reports and risk management. The Audit Committee consists of Mr. den Hoed (Chairman), Mr. Baan and Mr. van Amerongen.

The Audit Committee shall focus on supervising the activities of the Management Board with respect to:

•	the operation of the internal risk management and control systems, including supervision of the enforcement of the relevant legislation and regulations;

•	our release of financial information;

•	compliance with recommendations and observations of external auditors;

•	our policy on tax planning;

•	relations with the external auditor, including, in particular, its independence, remuneration and any non-audit services performed for us;

•	our financing;

•	the applications of information and communication technology (ICT).

Pursuant to the U.S. Sarbanes-Oxley Act, the Audit Committee should include at least one Financial Expert, who must have in-depth experience and knowledge of financial statements, international accounting principles and internal controls and procedures for financial reporting. At its July 28, 2003 meeting, the Supervisory Board concluded that Mr. den Hoed meets these requirements.

Nomination, Selection and Remuneration Committee. This committee advises the Supervisory Board on matters relating to the selection and nomination of new board members as well as the remuneration of the members of the Management Board. The committee monitors and evaluates the remuneration policy for the Management Board and some other senior executives of the company. This committee consists of Mr. van Amerongen (Chairman), Mr. Danneels and Mr. van den Hoek.

During the 2005 Annual General Meeting of Shareholders we intend to further comment on the remuneration policy for members of the Management Board.

Internal Management and Control Systems

Code of Ethics. We have developed a Code of Ethics which will be applicable to all of our employees. This policy will be made available on our website and is filed as Exhibit 11.1 to this report.

Whistleblower Procedure. In early 2004 we will implement a whistleblower policy to ensure that any irregularities can be reported to the Management Board and/or the Supervisory Board without any fear of reprisal against the individual involved.

Business Risk and Internal Control Self Assessment. All Managing Directors and Finance Directors annually sign a detailed self assessment with regard to financial reporting, internal controls and ethical principles.

Disclosure Committee. The responsibility of the Disclosure Committee is to advise the CEO and CFO on their responsibilities according to section 302 of the Sarbanes-Oxley Act. It will base its conclusion on information obtained from the operational and financial review, the self assessments performed by management and input from risk management activities during the year.

Internal Audit. We do not have a separate Internal Audit function, as we feel that risk and control systems should be the responsibility of management, and as such be fully integrated into our business processes.

General Meeting of Shareholders

A General Meeting of Shareholders is held each year to discuss the annual report of the Managing Board about the affairs of the Company and to adopt the Annual Accounts. Extraordinary meetings will be held as often as the Managing Board or the Supervisory Board deems this desirable.

In the General Meeting of Shareholders, each ordinary share with a nominal value of € 0.04 gives the right to cast one vote, each preferential finance share with a nominal value of € 40.00 the right to cast one thousand votes and each preference share with a nominal value of € 40.00 the right to cast one thousand votes. Presently there are no preferential finance shares or preference shares outstanding.

The powers of the General Meeting of Shareholders are defined in our Articles of Association, which will be made available on our website. The main powers of the shareholders are to appoint, suspend and dismiss members of the Supervisory Board and the Board of Management, to adopt the financial statements, declare dividends and to discharge the Management and Supervisory Board from responsibility for the performance of their respective duties for the previous financial year, to appoint the external auditors, to adopt amendments to the Articles of Association, to issue shares and to repurchase or cancel outstanding shares.

C.	Organizational structure.

The following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries as of March 12, 2004:

Subsidiary Name and Location	Country of Incorporation	Percentage Owned by ASM International, N.V.
ASM Europe, B.V. Almere/Bilthoven, the Netherlands	The Netherlands	100%

ASM America, Inc. Phoenix, Arizona, United States	State of Delaware, United States of America	100%

ASM Japan, K.K. Tama, Japan	Japan	100%

ASM Pacific Technology Ltd. Hong Kong, the People’s Republic of China	The Cayman Islands	53.87%

D.	Property, plants and equipment.

To develop and manufacture products to local specifications and to market and service products more effectively in the worldwide semiconductor market, our front-end manufacturing facilities are located in Europe, the United States and Japan and our back-end facilities are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our principal facilities are summarized below:

BUSINESS SEGMENT	LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE

front-end	Bilthoven, The Netherlands(1)	Executive offices of ASMI	11,000

	Tama and Niigata, Japan	Wafer processing equipment manufacturing, marketing, research and offices	341,000

	Phoenix, Arizona, USA	Wafer processing equipment manufacturing, marketing, research and offices	177,000

	Almere, The Netherlands	Wafer processing equipment manufacturing, marketing, research and offices	152,000

	Espoo, Finland	Wafer processing equipment research and offices	5,300

	Hong Kong, People’s Republic of China	Semiconductor assembly and encapsulation equipment manufacturing, marketing, research and offices	193,000

back-end	Shenzhen, People’s Republic of China	Semiconductor assembly equipment parts and modules manufacturing, leadframe manufacturing and offices	935,000

	Singapore	Semiconductor assembly equipment and etched leadframe manufacturing, marketing, research and offices	333,000

	Johor Bahru, Malaysia	Semiconductor assembly equipment parts and modules manufacturing and offices	38,000

(1)	There is approximately 170,000 square feet of vacant space being held for sale after the relocation of manufacturing, marketing and research activities to our Almere facility in early 2004.

Our principal facilities in the Netherlands, the United States, Finland, Hong Kong, the People’s Republic of China, Singapore and Malaysia are subject to leases expiring at various times from 2004 to 2026. Some facilities we own are subject to mortgages. We are currently consolidating our front-end manufacturing operations located at our Bilthoven facility with and into our Almere facility. Our executive offices will remain in Bilthoven. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Item 5.	Operating and Financial Review and Prospects overview

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles packages and tests the dies in order to create semiconductor devices. We conduct our front-end business, which accounted for 49.2 % of our net sales in 2003, through our principal facilities in the Netherlands, the United States and Japan. We conduct our back-end business, which accounted for 50.8% of our net sales in 2003, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our back-end operations are conducted through our 53.87 % majority-owned subsidiary, ASM Pacific Technology Limited (“ASMPT”).

We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. Since late 2000, the semiconductor industry has been impacted by a severe cyclical downturn characterized by overcapacity and reduced demand for products, lower average selling prices across certain product lines, reduced investment in semiconductor capital equipment and other factors, all of which have led to lower sales and earnings for our business, in particular for capacity-driven purchases. During the last quarter of 2003 we saw a shift in order momentum, which is signaling a recovery in our industry. This apparent recovery already resulted in a significant improvement in sales and operating result in our back-end segment in the last months of 2003 compared to the earlier part of 2003. In our front-end segment this order momentum did not result in increased sales in the last months of 2003. Our backlog of € 199.0 million as of December 31, 2003, which is the highest level since June 30, 2001, is encouraging for our sales levels for the first quarter of 2004, although given the volatile market and order intake, the visibility of our sales level in the long term is still unclear.

To improve our margins in our front-end operations we initiated plans in 2003 to strategically increase our manufacturing capability in Asia. Our aim is to duplicate the efficiencies and low cost structure of our back-end assembly and packaging manufacturing operations, lowering costs and increasing production flexibility. We believe that the effects of these plans will start to materialize in the beginning of 2005.

To lower our fixed cost base we implemented restructuring plans including work force reduction in our front-end segment in the second half of 2003. As part of these plans we restructured our research and development activities in Finland, consolidated production facilities of our operations in the Netherlands and reduced work forces at other front-end segment subsidiaries. The restructuring has resulted in a reduction of our workforce by approximately 110 employees in the second half of 2003, and restructuring charges in the amount of € 6.5 million. In early 2004 the restructuring plans will be completed, and we expect a positive impact on our fixed cost levels in our front-end segment.

In our back-end segment we continued to benefit from our cost advantage due to the location of our manufacturing facilities, and as we are highly vertically integrated in this segment, we are able to adjust labor costs quickly in volatile market conditions. In an effort to further reduce our low cost structure, our back-end operations opened an integrated leadframe factory in Fu Yong, China, and phased out the remaining plating operations in Hong Kong. This new facility will help to reduce both manufacturing cycle time and labor costs.

The current transition in the industry to new processes and materials and to a larger, 300mm wafer size from the current 200mm wafer requires equipment providers to develop entirely new sets of tools and presents us with an opportunity to displace existing suppliers to major semiconductor manufacturers. We believe that we are well positioned and that our firm commitment to research and development, our readiness in new technologies, design-in wins at top-tier customers as well as our strategic partnerships provide us with a broad basis for substantial long-term market share gains.

In 2003 we focused further on working capital improvements, which resulted in a positive contribution to our cash flow from operating activities, in particular as a result of a significant reduction in our front-end inventory levels.

Due to the difficult market situation we kept our capital expenditures at a moderate level of € 30.0 million in 2003. We do expect this to increase in 2004 to about € 40.0 to € 50.0 million, including investments in new manufacturing facilities for our front-end segment in Asia, but we will monitor this closely in light of the market developments.

In 2003 we strengthened our balance sheet through a private placement of US$ 90.0 million in subordinated convertible notes, which are due in 2010. The proceeds were used to repay outstanding short-term debt and provided us with additional cash to execute our strategy. We believe that our cash on hand of € 154.9 million at the end of 2003 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next 12 months.

Sales

Our front-end sales are concentrated in the United States, Europe, Japan and Southeast Asia and our back-end sales are concentrated in Southeast Asia.

The following table shows the geographic distribution of our front-end and back-end sales for the years 2001, 2002 and 2003:

	Year ended December 31,
(euro millions)	2001		2002		2003
		%		%		%
Front-end:
United States	103.9	30.9%	129.7	48.6%	117.2	40.9%
Europe	101.7	30.2	54.7	20.5	60.4	21.1
Japan	83.5	24.8	38.4	14.4	61.6	21.5
Southeast Asia	47.5	14.1	44.1	16.5	47.3	16.5

	336.6	100.0%	266.9	100.0%	286.5	100.0%
Back-end:
Taiwan	37.5	16.7%	57.4	22.8%	58.6	19.8%
Malaysia	33.5	14.9	30.2	12.0	33.2	11.3
People’s Republic of China	29.6	13.2	36.4	14.5	47.0	15.9
Korea	11.4	5.1	22.3	8.8	39.2	13.3
Singapore	22.7	10.1	18.3	7.3	25.2	8.5
Philippines	20.2	9.0	13.1	5.2	24.2	8.2
Thailand	15.3	6.8	14.4	5.7	19.9	6.8
Hong Kong	17.1	7.6	17.8	7.1	19.8	6.7
Other	37.2	16.6	42.0	16.6	28.3	9.5

	224.5	100.0%	251.9	100.0%	295.4	100.0%

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

A substantial portion of our front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing a complete complement of fabrication equipment. As a result our front-end sales tend to be uneven across customers and financial periods. Sales to our ten largest front-end customers accounted for 48.6%, 62.7% and 65.3% of front-end net sales in 2001, 2002 and 2003, respectively. The composition of our ten largest front-end customers changes from year to year. The largest front-end customer accounted for 12.1%, 27.1% and 37.5% of front-end net sales in 2001, 2002 and 2003, respectively.

Back-end sales per customer tend to be more level over time than front-end sales, because back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest back-end customers accounted for 39.6%, 35.3% and 50.1% of back-end net sales in 2001, 2002 and 2003, respectively. Because our back-end customers’ needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the front-end. Our largest back-end customer accounted for 10.7%, 7.1% and 16.9% of back-end net sales in 2001, 2002 and 2003, respectively.

Research and Development

We continued to invest in research and development at a high level. Although we slowed down some projects in line with the market developments, we continued most of our technology programs in 2003. As part of our research and development activities, we are engaged in various development programs with customers and research institutes that allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. We expense rather than capitalize our research and development expenses. We charge to costs of sales the costs relating to prototype and experimental models, which we may subsequently sell to customers.

Our research and development operations in the Netherlands, Belgium, Finland and Singapore receive research and development grants and credits from various governmental sources. Some of the research and development grants we received in the Netherlands are contingently repayable to the extent we recognize sales of products to which the credit is related. We do not recognize a liability on our Balance Sheet in respect of these credits until we recognize sales of products to which the credit relates. These repayments vary and range from 1.0% to 4.0% of the realized sales, depending on the products sold. Our contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. Our contingent repayments, which are not recognized as a liability in the Balance Sheet, were € 11.0 million at December 31, 2002 and € 12.2 million at December 31, 2003. In 2001, 2002 and 2003 we made repayments in the amount of € 2.9 million, € 0.1 million and € 0.1 million, respectively.

Acquisitions and Strategic Investments

In October 2001, we entered into a strategic alliance with and made an equity investment of US$ 18.0 million (€ 20.3 million) in NuTool, Inc. (“NuTool”), a privately held semiconductor technology company located in Milpitas, California. In April 2003 an additional equity investment was made of US$ 1.4 million (€ 1.2 million), resulting in an equity interest of 15.7% at the end of December 31, 2003. The purchase price of the investments was determined in part by reference to prices paid by other recent strategic investors. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The strategic alliance with NuTool provides us with additional competitive solutions to address the industry’s transition to copper metallization.

Issuance of Convertible Subordinated Notes

In November and December 2001, we issued US$ 115.0 million in principal amount of 5.0% Convertible Subordinated Notes due on November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time at a conversion rate of

53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately US$ 18.85 per share.

In May 2003, we issued US$ 90.0 million in principal amount of 5.25% Convertible Subordinated Notes due May 2010 in a private offering. Interest on the notes is payable on May 15 and November 15 of each year, beginning on November 15, 2003. The notes are subordinated in right of payment to all of our existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of our common stock initially at a conversion rate of 52.0237 shares of common stock for each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of approximately US$ 19.22 per share.

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

Revenue Recognition. We follow very specific and detailed guidelines in recognizing revenue following principles of revenue recognition described in United States Securities and Exchange Commission (“SEC”) Staff Topic 13, which includes interpretive guidance issued in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements,” issued by the staff of the SEC in December 1999, and SAB No. 104 “Revenue Recognition,” issued by the staff of the SEC in December 2003, as well as guidance set forth in EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” However, certain judgments affect the application of our revenue policy. Our transactions frequently involve the sale of complex equipment, which may include customer-specific criteria, transactions to new customers or transactions with new technology, as well as payment terms, linked to achieving certain milestones. Management must make the determination whether such a transaction is recognized as revenue based on the merits of the contractual agreements with a customer, the experience with a particular customer, the technology and the number of similarly configured products previously delivered.

We recognize revenue from equipment sales upon shipment of our products when it is proven prior to shipment that the equipment has met all of the customers’ criteria and specifications. The installation process is not believed to be essential to the functionality of our products. However, since under most of our sales contracts the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory. Therefore, at the time of shipment, we defer that portion of the sales price related to the fair value of installation. We believe we have an enforceable claim for the portion of the sales price not related to the fair value of the installation should we not fulfill our installation obligation. If this belief were changed by industry developments in the future, this portion would be deferred in future periods until final acceptance by the customer or until contractual conditions lapse. At December 31, 2003 we have deferred revenues related to the fair value of installations and equipment deliveries in the amount of € 10.2 million. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

Valuation of Goodwill. We perform an annual impairment test at December 31 of each year, and upon the occurrence of an indication that a potential impairment exists, in accordance with the requirements of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” issued by the Financial Accounting Standards Board (“FASB”). Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Our impairment test and the determination of the implied fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. As of the adoption of SFAS No. 142 at January 1, 2002 and at December 31, 2002 and December 31, 2003 we did not record an impairment loss as a result of our tests performed. The calculation of the implied fair value involves certain management judgments and was based on our best estimates and projections at the time of our review, and the value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our result of operations at that time. Our analysis as of December 31, 2003 indicated that a 10% decrease in the estimated discounted future cash flows would not have resulted in an impairment loss.

Valuation of Long-Lived Assets. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review our long-lived assets and certain recognized intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. In 2002 and 2003, we reviewed our long-lived assets, for facts or circumstances, both internal and external, that may suggest impairment. Based on our review no such impairment was indicated for 2002. In 2003 we recorded an impairment charge of € 3.2 million related to the consolidation of manufacturing facilities in the Netherlands and the restructuring of our research and development activities in Finland. Our cash flow estimates used include certain management judgments and were based on our best estimates and projections at the time of our review, and may be different if other assumptions are used. In future periods, however, we may be required to record an impairment loss, which may significantly affect our results of operations at that time.

Valuation of Investments. We account for our 15.7% equity investment in NuTool, Inc. at cost. Under Accounting Principles Board Opinion (“APB”) No. 18 “The Equity Method of Accounting for Investments in Common Stock” we should review our investment for a decrease in value other than temporary if a series of operating losses or other factors may indicate such a decrease in value. We reviewed a potential decrease in value of NuTool, Inc. as of December 31, 2003 based on cash flow estimates, including projected future sales and market share, technology penetration and operating results, and concluded that no decrease in value occurred. In our cash flow estimates we used certain management judgments based on our best estimates and projections at the time of our review, and these may be different if other assumptions are used. In future periods, however, we may be required to record a decrease in value, which may significantly affect our results of operations at that time. Our investment in NuTool, Inc. and loan advances to NuTool, Inc. amounted to € 23.9 million at December 31, 2003. Our analysis as of December 31, 2003 indicated that a 10% decrease in the estimated cash flows would not have resulted in a decrease in value.

Valuation of Inventory. Inventories are valued at the lower of cost or market. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. In the year ended December 31, 2003 we have charged € 6.9 million to cost of sales as a result of our analysis of the value of inventory. At December 31, 2003 our valuation allowance for inventory obsolescence and lower market value amounted to € 19.2 million, which is 11.6% of our total inventory. If circumstances related to our inventories change, our estimates of the value of inventory could materially change. At December 31, 2003, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of € 16.5 million.

Accounting for Income Taxes. We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. SFAS No. 109, “Accounting for Income Taxes,” requires us to establish a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2003, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of € 105.7 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2003 is not realizable, this would result in an additional valuation allowance and an income tax expense of € 0.9 million.

Results of Operations

The following table shows certain consolidated statement of income data as a percentage of net sales for our front-end and back-end segments for the years 2001, 2002 and 2003:

	Year ended December 31,
	Front-end			Back-end			Total
	2001	2002	2003	2001	2002	2003	2001	2002	2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(60.9)	(67.8)	(74.6)	(59.2)	(58.4)	(56.5)	(60.2)	(63.2)	(65.4)
Gross profit	39.1	32.2	25.4	40.8	41.6	43.5	39.8	36.8	34.6
Selling and administrative expenses	(21.5)	(24.6)	(22.3)	(17.6)	(17.0)	(15.0)	(20.0)	(20.9)	(18.6)
Research and development expenses	(16.5)	(23.6)	(18.9)	(10.7)	(10.1)	(8.4)	(14.2)	(17.0)	(13.6)
Amortization of goodwill	(2.2)	—	—	—	—	—	(1.3)	—	—

Earnings (loss) from operations	(1.1)	(16.0)	(15.8)	12.5	14.5	20.1	4.3	(1.1)	2.4
Net interest expense	(1.4)	(3.4)	(3.8)	1.4	0.3	0.1	(0.3)	(1.6)	(1.8)
Foreign currency transaction gains (losses)	(0.1)	(0.7)	(0.6)	0.4	(0.1)	(0.2)	0.1	(0.4)	(0.4)
Income tax benefit (expense)	(0.7)	1.3	(0.5)	(1.1)	(0.9)	(1.9)	(0.8)	0.2	(1.2)
Minority interest	—	—	—	(6.0)	(6.3)	(8.3)	(2.4)	(3.1)	(4.2)
Gain on dilution of investment in subsidiary	0.3	0.5	0.3	—	—	—	0.2	0.2	0.2

Net earnings (loss)	(3.0)%	(18.3)%	(20.4)%	7.2%	7.5%	9.8%	1.1%	(5.8)%	(5.0)%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales. The following table shows our net sales for our front-end and back-end segments and the percentage change for the year 2002 to 2003:

	Year ended December 31,
(euro millions)	2002	2003	% Change
Front-end	266.9	286.5	7.3%
Back-end	251.9	295.4	17.3%

Total net sales	518.8	581.9	12.2%

At the end of 2003 we experienced increased order levels, which we believe is an indicator that the market for semiconductor equipment is recovering from the prolonged severe downturns in the industry that started late in 2000. The year 2003 was challenging for the semiconductor industry. Lack of visibility for most of the year kept semiconductor manufacturers extremely cautious in their ordering patterns. The increase in orders improved our sales levels only in the last months of 2003, in particular in our back-end segment, which typically is the first to benefit from increasing demand. In the second half of 2003, front-end sales decreased 3.7% and back-end sales increased 36.5%, both compared to the first half of 2003.

Consolidated sales levels expressed in euro were negatively impacted by the strong euro against the Japanese yen, the US dollar and currencies whose exchange rate is fixed to the US dollar. The decline in exchange rates impacted our sales negatively by 18.7%.

Gross Profit. The following table shows our gross profit margin for our front-end and back-end segments and the percentage change for the year 2002 to 2003:

	Year ended December 31,
	2002	2003	% Change
Front-end	32.2%	25.4%	(6.8)%
Back-end	41.6%	43.5%	1.9%

Total gross profit	36.8%	34.6%	(2.2)%

The decrease in gross profit margin for our front-end segment is the result of competitive price pressure, the changes in the product mix and the impact of lower US dollar exchange rates. In particular, the weakening of the US dollar impacted our margins on our vertical furnace products, for which manufacturing is mainly in euros and the majority of our sales are dominated in US dollars. In addition, our consolidated low sales levels kept our margins at a low level due to overhead costs in our manufacturing facilities. The increase in gross profit margin for our back-end segment is the result of the higher sales volume in 2003 compared to 2002.

Selling, General and Administrative. The following table shows our selling, general and administrative expenses for our front-end and back-end segments and the percentage change for the year 2002 to 2003:

	Year ended December 31,
(euro millions)	2002	2003	% Change
Front-end	65.6	63.9	(2.6)%
Back-end	42.8	44.1	3.0%

Total selling, general and administrative expenses	108.4	108.0	(0.4)%

In 2003, selling, general and administrative expenses were slightly below the level of 2002. Although the decrease is partly due to the strong euro against the Japanese Yen, the US dollar and US dollar related currencies, we also strongly focused on fixed cost control and more efficient operations in our front-end segment. In 2003, restructuring expenses included in selling, general and administrative expenses for our front-end segment amounted to € 4.6 million. In our back-end segment the increase was mainly the result of the increased sales volumes and related higher expenses for marketing expenses and other overhead expenses.

Research and Development. The following table shows our research and development expenses for our front-end and back-end segments and the percentage change for the year 2002 to 2003:

	Year ended December 31,
(euro millions)	2002	2003	% Change
Front-end	62.8	54.2	(13.7)%
Back-end	25.5	24.9	(2.4)%

Total research and development expenses	88.3	79.1	(10.5)%

We received research and development credits against research and development expenses of € 3.0 million in 2002 and € 3.0 million in 2003. The decrease in research and development expenses for our front-end segment is the result of our timing in some of our research and development programs, which we believe will not affect our strong research and development commitment to the industry, and to a lesser extent, the impact of the strong euro against the Japanese Yen, the US dollar and US dollar related currencies. In 2003 we also restructured our research and development operations in Finland. Restructuring expenses included in research and development expenses for our front-end segment amounted to € 1.9 million in 2003. Our research and development expenses for our back-end segment continued at a high level, but also decreased due to the impact of the strong euro against the Hong Kong dollar.

Net Interest Expense. Net interest expense increased to a net expense of € (10.3) million in 2003 compared to a net expense of € (8.3) million in 2002. The increase is the result of higher net interest expenses resulting from increased borrowings, including the issuance of US$ 90.0 million in convertible subordinated debt in May 2003 and lower interest income on cash deposits due to lower interest rates. The increase was partially offset by the lower US dollar exchange rate.

Income Tax Benefit (Expense). We recorded a € (7.1) million tax expense in 2003, compared to a tax benefit of € 1.2 million in 2002. The income tax expense in 2003 reflects our increased net earnings in our back-end segment. As of December 31, 2003, we had a € 334.6 million net operating loss carry forward, which we can apply primarily against future earnings reported in the United States and the Netherlands. At December 31, 2003, the related deferred tax asset for the net operating loss carry forward amounted to € 113.1 million, for which we provided a valuation allowance of € 105.7 million.

Net Earnings (Loss). We realized a net loss of € 29.3 million in 2003 compared to a net loss of € 29.9 million in 2002. Our front-end segment reported a net loss of € 58.3 million in 2003 compared to a net loss of € 48.8 million in 2002, primarily due to lower gross margins in our front-end segment and € 6.5 million in restructuring expenses. Our portion of our back-end segment’s net earnings was € 29.0 million in 2003 compared to € 18.9 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales. The following table shows our net sales for our front-end and back-end segments and the percentage change for the year 2001 to 2002:

	Year ended December 31,
(euro millions)	2001	2002	% Change
Front-end	336.6	266.9	(20.7)%
Back-end	224.5	251.9	12.2%

Total net sales	561.1	518.8	(7.5)%

In 2001 and 2002 the semiconductor equipment market was still impacted by the severe downturn in the industry, which started in late 2000. This resulted in reduced levels of capital spending by semiconductor manufacturers, in particular for capacity-driven purchases. Despite a decline in capacity-driven demand, we saw a continued interest in orders for new technology and 300mm systems in 2002, in particular for our front-end segment, where we were able to gain from design-in wins at top-tier customers. Sales in our back-end segment grew primarily due to increased customer interest in our new generation wire bonders and other equipment. Overall, the increased order activity and customer demand resulted in a growth in sales levels in the second half of 2002 as compared to the first half of 2002 and the second half of 2001, while sales levels in the first half of 2001 were still benefiting from our backlog at the end of 2000.

Gross Profit. The following table shows our gross profit margin for our front-end and back-end segments and the percentage change for the year 2001 to 2002:

	Year ended December 31,
	2001	2002	% Change
Front-end	39.1%	32.2%	(6.9)%
Back-end	40.8%	41.6%	0.8%

Total gross profit	39.8%	36.8%	(3.0)%

The decrease in gross profit margin for our front-end segment was the result of lower sales volumes, low margins on new technology shipments for 300mm systems, which were approximately 52% of our 2002 net sales and the impact of a lower exchange rate of the US dollar in 2002 as compared to 2001. The increase in gross profit margin for our back-end segment was the result of the higher sales volume in 2002 compared to 2001, the effect of which was partly offset by lower sales prices.

Selling, General and Administrative. The following table shows our selling, general and administrative expenses for our front-end and back-end segments and the percentage change for the year 2001 to 2002:

	Year ended December 31,
(euro millions)	2001	2002	% Change
Front-end	72.3	65.6	(9.3)%
Back-end	39.6	42.8	8.1%

Total selling, general and administrative expenses	111.9	108.4	(3.1)%

In our front-end segment, we were able to reduce our expenses from the high level in the first half of 2001, by reducing headcount and other cost cutting programs, while in the second half of 2002, increasing demand for our new products required increased support staff and accompanying higher expenses. In our back-end segment, expenses of € 2.5 million were recorded related to the relocation of production facilities from Hong Kong to the mainland of the People’s Republic of China.

Research and Development. The following table shows our research and development expenses for our front-end and back-end segments and the percentage change for the year 2001 to 2002:

	Year ended December 31,
(euro millions)	2001	2002	% Change
Front-end	55.8	62.8	12.5%
Back-end	23.9	25.5	6.7%

Total research and development expenses	79.7	88.3	10.9%

We received research and development credits against research and development expenses of € 5.6 million in 2001 and € 3.0 million in 2002. We continued to keep the research and development expenses at a high level despite the market circumstances and concentrated our investments in research and development on equipment and product solutions for the next generations of semiconductor devices.

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

Net Interest Expense. Net interest expense increased from a net expense of € (1.3) million in 2001 to a net expense of € (8.3) million in 2002. The increase in net interest expense in 2002 was the result of increased borrowings and the full impact of our US$ 115.0 million 5% convertible notes issued in November and December 2001.

Income Tax Benefit (Expense). We recorded a € 1.2 million tax benefit during 2002, compared to a tax expense of € (4.7) million in 2001. The reduced income taxes reflect our reduced net earnings. As of December 31, 2002, we had a € 296.6 million net operating loss carry forward, which we can apply primarily against future earnings reported in the United States and the Netherlands. At December 31, 2002, the related deferred tax asset for the net operating loss carry forward amounted to € 100.2 million, for which we provided a valuation allowance of € 91.5 million.

Net Earnings (Loss). We realized a net loss of € 29.9 million in 2002 compared to net earnings of € 6.1 million in 2001, primarily due to the lower sales volumes. Our front-end segment reported a net loss of € 48.8 million in 2002 compared to a net loss of € 10.0 million in 2001. Our portion of our back-end segment’s net earnings was € 18.9 million compared to € 16.1 million in 2001.

Backlog

Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to one year. In some markets, such as Japan, it is common practice for letters of intent to be used instead of firm purchase orders. Under specific circumstances, customers can cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers’ requirements. Depending on the complexity of an order, we generally ship our products within one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number. Rescheduled deliveries are included in backlog if they have a firm delivery date.

The following table shows our level of new orders during the year and our backlog at the end of the year for our front-end and back-end segments and the percentage change for the year 2002 to 2003:

(euro millions)	2002	2003	% Change
Front-end:
New orders for the year ended	269.6	281.3	4.3%
Backlog at the end of the year	109.9	104.7	(4.7)%
Back-end:
New orders for the year ended	259.5	356.6	37.4%
Backlog at the end of the year	33.0	94.3	185.8%
Total
New orders for the year ended	529.1	637.9	20.6%
Backlog at the end of the year	142.9	199.0	39.3%

In the last quarter of 2003 we saw a shift in order momentum, which we believe is signaling a recovery in our industry. Our backlog of € 199.0 million as of December 2003 is at the highest level since June 30, 2001. The largest part of the backlog in front-end relates to 300mm equipment. We believe the backlog level is an encouraging indicator for our sales levels for the first quarter of 2004, although given the volatile market and order intake, the visibility of our sales levels for the long-term is still unclear.

Liquidity and Capital Resources

Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and our financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. The cyclicality of the industry could result in lower customer demand and continued fixed costs and as a result, cash generated by operations may be lower than forecasted. In such a situation we might need to further utilize our short-term credit facilities or investigate additional financing.

At December 31, 2003, our principal sources of liquidity consisted of € 154.9 million in cash and cash equivalents and € 57.1 million in undrawn bank lines. Approximately € 52.5 million of the cash and cash equivalents and € 34.4 million of the undrawn bank lines are restricted to use in our back-end operations and € 22.7 million in undrawn bank lines are restricted to use in our front-end operations in Japan.

In May 2003, we issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due in May 2010 in a private offering to strengthen our liquidity and capital structure. The proceeds were used to repay the outstanding debt balance of our multicurrency revolving credit facility and for general corporate purposes. The notes rank equally in right with the US$ 115.0 million 5.0% convertible subordinated notes issued in 2001. At December 31, 2003, none of the convertible subordinated notes have been converted or repurchased.

In December 2002, we entered into a multicurrency revolving credit facility with a consortium of banks in the amount of € 70.0 million to be utilized solely for our front-end operations, excluding Japan. In June 2003, we cancelled the credit facility, subsequent to repayment of the outstanding amount under the facility from the proceeds of the US$ 90.0 million 5.25% convertible subordinated notes, issued in May 2003.

In July 2003, our equity line with Canadian Imperial Holdings, Inc. (“CIHI”), pursuant to which we could sell up to an aggregate of US$ 65.0 million of newly issued common shares to CIHI expired unused.

During 2003, we generated net cash flows from operating activities of € 61.6 million, compared to generated cash flows from operating activities of € 16.4 million for 2002. The increase was primarily the result of the improved net results of our back-end segment, which contributed € 29.0 million to our net earnings in 2003 compared to € 18.9 million in 2002 and a positive net cash inflow in other assets and liabilities of € 20.7 million in 2003 compared to a net cash outflow of € 7.3 million in other assets and liabilities in 2002. Our focus on reducing inventory levels and purchase commitments with suppliers contributed positively in 2003 to our cash flows from operations. On the other hand the increased sales levels in 2003, in particular in the fourth quarter of 2003, increased the amount of outstanding receivables at December 31, 2003. As of December 31, 2003 we have entered into purchase commitments for delivery in 2004 with suppliers in the amount of € 84.9 million.

During 2003, we invested € 30.1 million in capital equipment and facilities, particularly for new development and demonstration equipment and to keep our facilities up to standard. Investments in capital equipment and facilities in 2002 were € 33.2 million. We expect capital expenditure in 2004 to be approximately at a level of € 40.0—€ 50.0 million, including investments in new manufacturing facilities for our front-end segment in Asia. Our capital expenditure commitments at December 31, 2002 were €3.3 million, and at December 31, 2003 were € 4.6 million.

In April 2003, we made an additional equity investment of € 1.2 million in NuTool and in November 2003 we provided NuTool with an interest bearing note receivable of € 2.4 million. We provided this note receivable to fund the operations and general corporate expenses of NuTool during the term of the negotiations of a proposed acquisition of NuTool as further discussed below in the section subsequent event and in Note X to the Consolidated Financial Statements. The note is repayable upon the consummation or termination of the proposed transaction.

Net cash provided by financing activities was € 70.0 million in 2003. During that period, we repaid € 1.3 million in short term bank facilities, € 3.6 million of long-term debt and received proceeds of € 91.2 million in new long-term and subordinated debt and received € 4.1 million from the issuance of common shares. In 2003, we paid € 20.4 million in dividends to minority shareholders of our subsidiary ASMPT. In 2002 net cash used in financing activities was € 13.5 million. During that period, we repaid € 3.1 million of long-term debt and received proceeds of € 0.6 million in new long-term loans and received € 2.1 million from the issuance of common shares. In 2002, we paid € 24.5 million dividends to minority shareholders of our subsidiary ASMPT.

We finance the operation of our front-end segment from operating cash flows, from dividends received from ASMPT, and from borrowings. We support borrowings of our front-end subsidiaries with guarantees.

Our back-end segment, which is conducted through ASMPT, our 53.87%-owned subsidiary, are entirely self-financed by ASMPT. However, the earnings, cash resources and borrowing capacity of ASMPT are not available to our front-end segment due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASMPT common shares are listed.

We rely on dividends from ASMPT for a portion of our cash flow for use in our front-end operations. Cash dividends received from ASMPT during 2001, 2002 and 2003 were € 35.7 million, € 29.5 million and € 24.1 million.

Although several of the directors of ASMPT are affiliates of ASM International, they are under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASMPT at the end of 2003 was approximately € 717.2 million, which is higher than the market value at the end of 2002, which was approximately € 390.7 million.

Contractual Obligations, Contingent Liabilities and Commitments

The following table summarizes our contractual obligations as at December 31, 2003 aggregated by type of contractual obligation:

	December 31, 2003
Contractual obligations (in millions of euro)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks	23.7	23.7	—	—	—
Long-term debt	21.6	4.8	9.5	6.9	0.4
Convertible subordinated debt	162.3	—	91.0	—	71.3
Operating leases	29.6	6.7	9.3	4.7	8.9
Purchase obligations:
Purchase commitments to suppliers	84.9	84.9	—	—	—
Capital expenditure commitments	4.6	4.6	—	—	—

Total contractual obligations	326.7	124.7	109.8	11.6	80.6

Capital lease obligations of € 0.7 million are included in long-term debt. Long-term deferred tax liabilities of € 1.7 million are not included in the above table.

For a discussion of our contractual obligations for notes payable to banks, long-term debt, convertible subordinated debt and commitments and contingencies reference is made to Note H, I, J, M and N to the Consolidated Financial Statements.

We outsource a substantial portion of the manufacturing of our front-end operations to certain suppliers. As our products are technologically complex, the leadtimes for purchases from our suppliers can vary and can be as long as nine months. Generally contractual commitments are made for multiple modules or systems in order to reduce our purchase prices per module or system. For the majority of our purchase commitments we do have flexible delivery schedules depending on the market conditions, which allow us, to a certain extent, to delay delivery beyond originally planned delivery schedules.

At December 31, 2003 we had contingent payables of € 12.2 million related to research and development grants received. The grants received are repayable only to the extent we recognize sales of products to which the grants relate.

We believe that our current liquidity and available undrawn bank lines are sufficient to fulfill our existing contractual obligations for the next 12 months.

New Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The changes in this Statement require that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument as a liability (or an asset in some circumstances) if certain conditions are met. This Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position or results of operations and the financial instruments in existence prior to May 31, 2003 were not materially affected by SFAS No. 150 as of the adoption date

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 did not have a material impact on our financial position or results of operations.

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. We did not create a variable interest entity after January 31, 2003 and do not have a variable interest entity as of December 31, 2003. We expect that the full adoption of FIN 46R in 2004 will not have a material impact on our financial position or results of operations.

Subsequent Event

On February 29, 2004 we entered into an agreement to acquire NuTool, a privately-held semiconductor equipment company based in Milpitas, California. We currently own preferred stock representing 15.7% of the fully-diluted common stock of NuTool. We will acquire the remaining 84.3% of NuTool in exchange for shares of our common stock. The number of shares to be issued will be determined based on the market value of our common stock as of the closing date of the transaction. Based on the market value of our common stock as of February 27, 2004, the number of ASMI common shares to be issued at closing would be less than 4% of our total shares outstanding, and up to an additional 2% would be issued over the next three years based on NuTool’s achievement of various performance targets. The transaction is subject to NuTool stockholder approval and is expected to close in May 2004.

NuTool has developed a patented Electrochemical Mechanical Deposition (ECMD™) process, which is a unique planar copper deposition and copper removal technology. As the market for NuTool’s products is still early in its development, NuTool has limited revenues and is expected to require capital resources to fund its research and development and manufacturing activities in 2004 and 2005. We believe we will have adequate resources to fund these requirements without affecting our ability to execute our front-end strategic plan.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The names of our directors and senior management and those of our significant subsidiaries and the years of their birth are as follows:

Name	Year of Birth	Position
Paul C. van den Hoek**	1939	Chairman of the Supervisory Board (Expiring 2005)
Eric A. van Amerongen*,**	1953	Supervisory Director (Expiring 2006)
Adri Baan*	1942	Supervisory Director (Expiring 2005)
Johan M.R. Danneels**	1949	Supervisory Director (Expiring 2004)
Jacobus den Hoed RA*	1937	Supervisory Director (Expiring 2007)
Arthur H. del Prado	1931	Chairman of the Management Board, President and Chief Executive Officer
Patrick Lam See Pong	1948	Member of the Management Board, Vice President back-end Operations and Managing Director ASM Pacific Technology Ltd.
Robert L. de Bakker	1950	Member of the Management Board and Chief Financial Officer
Haijo D.J. Pietersma	1953	Member of the Management Board and Deputy to the Chief Executive Officer
Han F.M. Westendorp	1956	Chief Operating Officer front-end Operations
Rob W.J. Hollering	1955	Regional Manager front-end Operations Europe and General Manager ASM Europe B.V.
Chuck D. del Prado	1961	Regional Manager front-end Operations U.S.A., General Manager ASM America, Inc.
Fukumi Tomino	1949	Regional Manager front-end Operations Asia and Managing Director ASM Japan K.K.
Ivo J.M.M. Raaijmakers	1957	Chief Technology Officer of front-end Operations and Director of Research and Development

*	Member of Audit Committee
**	Member of the Nomination, Selection and Remuneration Committee

Paul. C. van den Hoek became a Supervisory Director in March 1981 and is currently Chairman of the Supervisory Board. Mr. van den Hoek is a partner in the European law firm of Stibbe, which is our general legal counsel and has been with Stibbe since 1965. Mr. van den Hoek also serves on the board of directors of various European companies. At December 31, 2003, Mr. van den Hoek owned 300,000 of our common shares.

Eric A. van Amerongen was elected to the Supervisory Board in May 2002. Mr. van Amerongen serves as Chief Executive Officer of Koninklijke Swets & Zeitlinger. Before accepting this position, he had been active over 10 years in the position of Group Director of Thomson-CSF (France), Chief Executive Officer of Hollandse Signaal Apparaten B.V. and President and Chief Executive Officer Europe, Middle East and Africa for Lucent Technologies. Mr. van Amerongen also serves on the board of directors of various European companies.

Adri Baan was elected to the Supervisory Board in May 2001. Mr. Baan, who holds a master’s degree in physics from the University of Amsterdam, served as the Chief Executive Officer of the Business Electronics Division of Philips, N. V. from 1993 until March 2001, and served as a member of Philips Group Management Committee from 1996 and Board of Management from 1998 until March 2001. Mr. Baan further serves on the board of directors of various European Companies and is a director of Hesse-Noord Natie “Antwerpen” (Belgium).

Johan M.R. Danneels was elected to the Supervisory Board in May 2000. Mr. Danneels spent most of his career with Alcatel, and served most recently as Director of Industrial Coordination and Chief Executive Officer of Alcatel Microelectronics. Mr. Danneels serves as Groups Vice President of STMicroelectronics Belgium N.V.

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

Robert L. de Bakker became Chief Financial Officer in January 2001 and a Managing Director in May 2001. Prior to his joining ASM International, Mr. de Bakker was Chief Financial Officer of NKF Holding N.V., a Netherlands multinational public company, where he continued his activities after its merger at the end of 1999 with Draka Holding N.V., another Dutch multinational public company in the same sector of activity, industrial cables. Mr. de Bakker holds an MBA degree from the Amos Tuck School of Business Administration, Dartmouth College, New Hampshire, United States, as well as a degree in Business Administration from Erasmus University, Rotterdam, the Netherlands.

Haijo D.J. Pietersma joined us as the Deputy to the Chief Executive Officer in September 2002 and became a Managing Director in May 2003. Mr. Pietersma has spent most of his career at Ericsson Group in various management functions in the Netherlands and in Sweden. From 1994 to 1998 he was Chief Executive Officer of Ericsson, the Netherlands. From 1998 to 2001 he was Executive Vice

President and member of the Management Board, responsible for the global activities of the Ericsson divisions “Business Communication Systems” and “Mobile Internet Systems & Applications.”

Rob W.J. Hollering joined us as General Manager of ASM Europe in August 2003. Before joining us, Mr. Hollering held a variety of management positions in different product divisions at Philips Electronics and ASM-Lithography. Mr. Hollering holds a Ph.D. in physics and mathematics from the University of Nijmegen, The Netherlands and an M.B.A. degree from the University of Rochester, New York, United States.

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

Han F.M. Westendorp became Chief Operating Officer of our front-end Operations in February 2003 after joining us as General Manager of ASM Europe in July 1999. Mr. Westendorp worked in various management capacities at Tokyo Electron Massachusetts from 1991 to mid-1999, most recently as Vice President of Metal CVD and Administration General Manager. Before joining Tokyo Electron, he worked with us on the development of our ion implantation technology. Mr. Westendorp holds a Ph.D. in Physics and Mathematics from the University of Utrecht in the Netherlands.

Ivo J.M.M. Raaijmakers became Chief Technology Officer of front-end Operations and Director of Research and Development in July 1999. He served as Vice President of Development for ASM America from July 1996 to July 1999. Since 1982 he has held various positions of increasing responsibility in technology development and management at Philips Research Labs, Novellus and Applied Materials since 1982, most recently with Applied Materials from 1993 to 1996. Mr. Raaijmakers holds a PhD and Master’s Degree in Physics from Eindhoven University of Technology in the Netherlands.

Under Netherlands law, supervisory directors have the duty to supervise and advise the managing directors. The supervisory directors are appointed by our shareholders generally for terms of four years. The supervisory directors can be re-elected twice, but are subject to mandatory retirement under our Articles of Association.

The managing directors are entrusted with our management under the supervision of the supervisory board and have the general authority to enter into binding agreements with third parties. Managing directors are nominated by the supervisory directors and elected by the common shareholders at the general meeting of shareholders. The shareholders may reject a binding nomination at the general meeting of shareholders by a supermajority vote of two-thirds of the total issued and outstanding shares eligible to vote. The shareholders may at any time suspend and dismiss managing directors by a super majority vote of two-thirds of the total issued and outstanding shares eligible to vote. A managing director can be suspended at any time by the supervisory board. There is no statutory term of office for managing directors. Compensation of managing directors is determined by the supervisory board. Currently, our managing directors are Arthur H. del Prado, Patrick Lam See-Pong, Robert L. de Bakker and Haijo D.J. Pietersma.

Our other officers serve at the discretion and under the direction of the managing directors.

B.	Compensation.

The following table sets forth as to all executive officers and directors information concerning all remuneration from us (including our subsidiaries) for services in all capacities during the fiscal year ended December 31, 2003:

Annual Compensation For The Year Ended December 31, 2003(1)

Name and Principal Position	Annual Compensation			Long-Term Compensation	All Other Compensation
	Base Compensation	Bonus	Other	Securities Under Options/ SARS Granted
Paul C. van den Hoek	54	—	—	—	—
Eric A. van Amerongen	14	—	—	—	—
Adri Baan	14	—	—	—	—
Johan M.P. Danneels	14	—	—	—	—
Jacobus den Hoed RA	14	—	—	—	—
Arthur H. del Prado	302	—	—	—	—
Patrick Lam See-Pong	397	475	76	657	—
Robert L. de Bakker	186	—	19	—	—
Haijo D.J. Pietersma	413	—	25	—	—
All other officers and directors as a group (5 persons)(2)	802	—	40	—	30

(1)	In thousands of euros unless indicated otherwise.

(2)	Sets forth as to all executive officers and directors, for which individual disclosure in the Netherlands, our home country, is not required, as a group, information concerning all remuneration from us (including our subsidiaries) for services in all capacities during the fiscal year ended December 31, 2003.

We generally contribute to investment funds managed by outside fund managers on behalf of all of our employees. None of the funds so contributed are separately earmarked for directors or senior management.

We have granted stock options to certain key employees. For information regarding such options see Note L to the Consolidated Financial Statements. Options to purchase an aggregate of 642,500 common shares are held by our executive officers and directors at December 31, 2003. As of March 12, 2004, options to acquire 647,500 common shares were held by executive officers and directors at exercise prices ranging from US$ 4.06 – US$ 19.32 and € 7.20—€ 14.35, with expiration dates from December 18, 2004 to December 20, 2010.

C.	Board practices.

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

We have an audit committee composed of Mr. den Hoed (Chairman), Mr. Baan and Mr. van Amerongen. The audit committee meets periodically to recommend a firm to be appointed as independent auditors to audit the financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditor’s independence.

We have a nomination, selection and remuneration committee. This committee advises the Supervisory Board on matters relating to the selection and nomination of the members of the Management Board. The committee monitors and evaluates the remuneration policy for the Management Board and some other of our senior executives. This committee consists of Mr. Danneels (Chairman) and Mr. van den Hoek.

D.	Employees.

As of December 31, 2003, we had 7,433 employees, including 828 employees primarily involved in research and development activities, 287 in marketing and sales, 683 in customer service, 390 in finance and administration, and 5,245 in manufacturing.

The following table lists the total number of our employees and the number of our employees in our front-end and back-end business at the dates indicated:

Geographic Location	December 31, 2001			December 31, 2002			December 31, 2003
	front-end	back-end	Total	front-end	back-end	Total	front-end	back-end	Total
Europe
The Netherlands	377	10	387	341	11	352	330	11	341
Other European countries	124	—	124	128	—	128	121	9	130
United States of America	327	10	337	429	10	439	394	9	403
Japan	226	17	243	245	19	264	254	19	273
Southeast Asia	71	4,785	4,856	83	5,280	5,363	80	6,206	6,286
Other		8	8	—	8	8	—	—	—

Total	1,125	4,830	5,955	1,226	5,328	6,554	1,179	6,254	7,433

Our Netherlands operation, which employs approximately 341 persons, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. Because of the current market conditions in the semiconductor industry, we have enacted a worldwide hiring freeze and reduced our work force. We believe that our employee relations are good.

E.	Share ownership.

The following table presents information regarding the share ownership and option ownership of our share capital stock as of March 12, 2004 by our directors and senior management:

Name	Shares Owned		Options for Shares	Percentage of Outstanding(1)
Paul C. van den Hoek	*		—	*
Eric A. van Amerongen	—		—	—
Adri Baan
Johan M.R. Danneels	—		—	—
Jacobus den Hoed RA	—		—	—
Arthur H. del Prado	11,454,292	(2)	275,000	22.86%
Patrick Lam See-Pong	*		*	*
Robert L. de Bakker	*		*	*
Haijo D. J. Pietersma	—		*	—
Rob W.J. Hollering	—		*	—
Chuck del Prado	*		*	*
Fukumi Tomino	*		*	*
Han F.M. Westendorp	—		*	—
Ivo J.M.M. Raaijmakers	*		*	*

*	Less than 1%.

(1)	Calculated on the basis of each individual’s actual shares held.

(2)	Includes 7,692,039 common shares owned by Stichting Administratiekantoor ASM International, a trust controlled by Mr. Arthur del Prado.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information with respect to the ownership of our common shares as of March 12, 2004 certain information with respect to the ownership of our outstanding common shares by each beneficial owner of more than 5% of our common shares and by all of our officers and directors as a group:

	Number of Shares	Percent(1)
Stichting Administratiekantoor ASM International(2)	7,692,039	15.35%
Capital Group International, Inc. and Capital Guardian Trust Company(3)	2,604,350	5.20%
Capital Research and Management Co. and SMALLCAP World Fund, Inc.(3)(4)	3,325,600	6.64%
All officers and directors as a group (13 persons)(5)	12,214,204	24.38%

(1)	Calculated from our 50,107,963 Common Shares outstanding as of March 12, 2004.

(2)	Trust controlled by our President, Arthur H. del Prado.

(3)	Derived from Schedule 13G filings as of February 13, 2004.

(4)	On February 24, 2004, SMALLCAP World Fund, Inc. filed a notice with the Netherlands Authority for the Financial Markets (Authority - FM) indicating that it holds 4.94% of our issued and outstanding shares, however, it did not include the number of issued and outstanding shares upon which the percentage was calculated.

(5)	Includes the 7,692,039 common shares shown in the table above that are owned by Stichting Administratiekantoor ASM International, a trust controlled by our President, Arthur H. del Prado, and 3,762,253 common shares owned by Mr. del Prado or members of his immediate family.

On May 28, 1997, we entered into an agreement with Stichting Continuïteit ASM International, or Stichting, pursuant to which Stichting was granted an option to acquire up to that number of our preferred shares that has a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise. Stichting is a non-membership organization organized under Netherlands law. The objective of Stichting is to own and vote our preferred shares in order to maintain our continuity in case of a takeover attempt. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. The Euronext Amsterdam Market in Amsterdam requires that a majority of the board members of Stichting be unrelated to us. As of December 31, 2003, the members of the board of Stichting are:

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

Of our 50,107,963 outstanding common Shares at March 12, 2004, 9,064,039 are registered with us in the Netherlands, 13,572,856 shares are registered with a transfer agent in the Netherlands, ABN AMROBANK N.V., and 27,471,068 are registered with a transfer agent in the United States, Citibank, N.A., New York. Our common shares registered with Citibank, N.A., New York are quoted on the Nasdaq National Market under the symbol “ASMI.” As of March 12, 2004 there were approximately 206 record holders in the United States. The common shares registered with ABN AMRO Bank, Breda, the Netherlands, are in bearer form and are traded on the Euronext Amsterdam Market in Amsterdam under the symbol “ASM.”

B.	Related party transactions.

In December 1999, we acquired 24.0% of the outstanding equity of NanoPhotonics AG, a German supplier of precision metrology equipment, for € 0.4 million, and our Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics AG. We have a five-year option (expiring in December of 2004) to purchase the 44.5% interest from our Chief Executive Officer at the same price he paid for his interest in the initial transaction. Due to the issue of new shares by NanoPhotonics to third parties in 2003, we hold 23.61% interest in NanoPhotonics and our Chief Executive Officer holds an interest of 43.77% at December 31, 2003. At December 31, 2002 and December 31, 2003, we provided NanoPhotonics with additional financing of € 2.9 million and € 4.4 million, respectively. In 2002 and 2003, we purchased equipment from NanoPhotonics in the amount of € 0.2 million and € 0.2 million, respectively.

In March 2000, we made an interest-bearing loan to our Chief Executive Officer in connection with the exercise of stock options at an average interest rate for 2003 of 4.1%. The outstanding amount of the loan is € 2.1 million at December 31, 2003. The loan is secured by the shares received in the stock option exercise. We have custody of the shares until the loan is repaid.

In October 2001, we entered into a strategic alliance with and made an equity investment of US$ 18.0 million in NuTool, Inc., a privately held semiconductor technology company located in Milpitas,

California. In April 2003, we made an additional investment of US$ 1.4 million in NuTool. Our total equity interest in NuTool as of December 31, 2003 is approximately 15.7%. The purchase price of the investment in 2001 and 2003 was determined by reference to prices paid by other recent strategic investors. In November 2003 we provided a 4.12% interest bearing note receivable of US$ 3.0 million to NuTool. We provided the note receivable to fund the operations and general corporate expenses of NuTool during the term of the negotiations of a proposed acquisition of NuTool as further discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Subsequent Event” and Note X to our audited consolidated financial statements found elsewhere in this report. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The strategic alliance with NuTool provides us with additional competitive solutions to address the industry’s transition to copper metallization. We have a seat on the board of NuTool, Inc. In 2002, we sold equipment to NuTool in the amount of € 0.7 million. In 2003 there were no other transactions.

The Chairman of the Supervisory Board, Mr. van den Hoek, is a partner in the European law firm of Stibbe. Another partner at Stibbe serves as our general legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek also serves on the board of directors of various European companies. The fees we paid to Stibbe for legal services amounted to € 0.1 million and € 0.3 million in 2002 and 2003, respectively.

Item 8.	Financial Information

Financial Highlights and Selected Comparative Financial Data

In euros and US dollars(1)	Year Ended December 31,
(millions, except per share data and full-time equivalents)	1999	2000	2001	2002	2003	2003
	€	€	€	€	€	US$
Operations:
Net sales:	414.5	935.2	561.1	518.8	581.9	733.0
Front-end	181.7	379.3	336.6	266.9	286.5	360.9
Back-end	232.8	555.9	224.5	251.9	295.4	372.1
Earnings (loss) from operations:	39.4	191.8	24.3	(6.0)	14.2	17.9
Front-end	(0.8)	34.5	(3.7)	(42.7)	(45.3)	(57.0)
Back-end	40.2	157.3	28.0	36.7	59.5	74.9
Net earnings (loss) before cumulative effect of change in accounting principle	11.1	98.1	6.1	(29.9)	(29.3)	(36.9)
Cumulative effect of change in accounting principle, net of tax(2)	—	(3.8)	—	—	—	—
Net earnings (loss)	11.1	94.3	6.1	(29.9)	(29.3)	(36.9)

Balance sheet:
Net working capital(3)	116.9	212.3	214.6	199.8	154.4	194.5
Total assets	425.0	777.9	757.1	653.8	672.3	846.9
Net debt(4)	105.7	(30.5)	53.3	76.1	52.8	66.5

Backlog:	183.7	345.6	132.6	142.9	199.0	250.7
Front-end	72.5	211.6	107.2	109.9	104.7	131.9
Back-end	111.2	134.0	25.4	33.0	94.3	118.8

Number of staff:
Full-time equivalents:	5,426	7,091	5,955	6,554	7,433	7,433
Front-end	798	1,064	1,125	1,226	1,179	1,179
Back-end	4,628	6,027	4,830	5,328	6,254	6,254

Per share data:
Net earnings (loss) per share from operations:
Basic	1.06	4.10	0.50	(0.12)	0.29	0.36
Diluted	0.98	3.95	0.49	(0.12)	0.29	0.36
Net earnings (loss) per share before cumulative effect of change in accounting principle(2) :
Basic	0.30	2.09	0.12	(0.61)	(0.59)	(0.74)
Diluted	0.29	2.02	0.12	(0.61)	(0.59)	(0.74)
Net earnings (loss) per share after cumulative effect of change in accounting principle(2):
Basic	0.30	2.01	0.12	(0.61)	(0.59)	(0.74)
Diluted	0.29	1.94	0.12	(0.61)	(0.59)	(0.74)
Weighted average number of shares used in computing per share amounts (in thousands):
Basic	37,301	46,810	48,944	49,170	49,642	49,642
Diluted	40,664	48,703	49,958	49,170	49,642	49,642

Pro forma amounts assuming the new accounting principle is applied retroactively:(2)
Net earnings (loss)	8.9	98.1	6.1	(29.9)	(29.3)	(36.9)
Net earnings (loss) per share:
Basic	0.24	2.09	0.12	(0.61)	(0.59)	(0.74)
Diluted	0.23	2.02	0.12	(0.61)	(0.59)	(0.74)

(1)	For the convenience of the reader, Financial Highlights and Selected Comparative Financial Data for 2003 have been converted into US dollars at the exchange rate of 1.2597 United States dollar per euro, which was the noon buying rate in New York City for cable transfers payable in euros at December 31, 2003.

(2)	The cumulative effect of change in accounting principle relates to the effect on prior years of the impact of the adoption of Staff Accounting Bulletin 101. This Bulletin, effective as of January 1, 2000, sets forth guidelines on the timing of revenue recognition of sales.

(3)	Net working capital includes accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue.

(4)	Net debt includes long-term debt, convertible subordinated debt and notes payable to banks, less cash and cash equivalents.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

ASM International N.V.

Bilthoven, the Netherlands

We have audited the consolidated financial statements of ASM International N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated February 24, 2004, except for Note X, as to which the date is February 29, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the adoption of a new accounting principle in 2002). Our audits also included the consolidated financial statement schedules of the Company listed in Item 8 to Form 20-F. These consolidated financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Deloitte Accountants

Amsterdam, The Netherlands

February 24, 2004

SCHEDULE I

CONDENSED FINANCIAL STATEMENTS

ASM INTERNATIONAL N.V., HOLDING COMPANY

(Thousands of euro)

Condensed Balance Sheets of ASM International N.V.

	December 31,
	2001	2002	2003
Assets:
Total current assets	186,974	117,911	167,583
Investments	261,303	164,137	100,382
Loans due from investments	17,668	91,101	100,171
Total noncurrent assets	11,745	16,658	16,626

	477,690	389,807	384,762

Liabilities & Shareholders’ Equity
Total current liabilities	24,675	13,919	7,511
Total noncurrent liabilities	132,105	110,346	162,319

Total liabilities	156,780	124,265	169,830
Shareholders’ equity	320,910	265,542	214,932

	477,690	389,807	384,762

Condensed Statements of Earnings ASM International N.V.

	Year ended December 31,
	2001	2002	2003
Earnings (losses) subsidiaries	5,923	(26,381)	(18,561)
Earnings (losses) ASM International	175	(3,481)	(10,759)

Net earnings (loss)	6,098	(29,862)	(29,320)

Condensed Cash Flow Statements ASM International N.V.

	Year ended December 31,
	2001	2002	2003
Net cash provided by (used in) operating, financing or investing activities	47,593	(85,347)	65,561

Cash and cash equivalents at the beginning of the year	45,862	93,455	8,108

Cash and cash equivalents at the end of the year	93,455	8,108	73,669

Notes to Condensed Financial Statements of ASM International N.V.:

Restrictions which limit the availability of retained earnings, net income for dividend purposes and other funds transfers from subsidiaries to ASM International N.V.:

ASM Pacific Technology

Subject to the availability of adequate funds, all the retained earnings of ASM Pacific Technology group can be distributed to its shareholders, including ASM International, on a basis proportional to shareholdings of each shareholder. Such retained earnings at December 31, 2003 according to Hong Kong GAAP amounts to approximately HK$ 1,136.7 million (€ 115.9 million). Other than the above, ASM Pacific Technology group is prohibited from making loans or advances, other than trade receivables in the normal course of business, to ASM International under the Hong Kong Stock Exchange Listing Rules.

SCHEDULE II

VALUATION RESERVES

(Thousands of euro)

Class of valuation reserve	Balance at beginning of period	Charged or released to cost and expenses	Deductions	Currency translation effect	Balance at the end of period
Allowance for doubtful accounts:
Year ended 12/31/03	5,464	1,651	(820)	(708)	5,587
Year ended 12/31/02	6,952	133	(803)	(818)	5,464
Year ended 12/31/01	8,734	(2,055)	(45)	318	6,952

Item 9.	The Offer and Listing

A.	Offer and listing details.

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the Nasdaq National Market and the high and low closing price as reported on Euronext Amsterdam Market:

Price Range of Common Shares

	Nasdaq Closing Prices		Euronext Closing Prices
	High	Low	High	Low
Annual Information
1999	$23.94	$3.63	€23.00	€3.55
2000	35.63	9.31	38.00	10.75
2001	26.84	10.40	31.45	10.10
2002	28.34	6.50	31.90	7.00
2003	20.40	9.71	17.05	8.78
Quarterly Information
2002:
First Quarter	$26.11	$17.77	€29.70	€20.39
Second Quarter	28.34	14.02	31.90	14.69
Third Quarter	18.30	8.30	18.60	8.16
Fourth Quarter	14.99	6.50	15.20	7.00
2003:
First Quarter	$14.31	$9.71	€13.80	€8.78
Second Quarter	17.00	10.27	14.75	9.22
Third Quarter	18.90	14.50	17.05	12.45
Fourth Quarter	20.40	14.97	16.55	12.65
Monthly Information
September 2003	$18.90	$14.50	€16.80	€12.52
October 2003	17.90	14.97	15.29	12.62
November 2003	19.14	17.87	16.55	15.12
December 2003	20.40	17.90	16.39	14.96
January 2004	27.61	20.53	22.10	16.62
February 2004	25.56	23.05	20.40	18.27

B.	Plan of distribution.

Not applicable.

C.	Markets.

Our common shares are quoted on The Nasdaq National market under the symbol “ASMI” and listed on the Euronext Amsterdam stock exchange under the symbol “ASM.”

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10.	Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

Incorporated by reference to our Registration Statement on Form F-3 filed with the United States Securities and Exchange Commission on July 3, 2002 and filed as Exhibit 3.1 to our Form 6-K on November 6, 2001.

C.	Material contracts.

No applicable.

D.	Exchange controls.

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

E.	Taxation.

Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders

The statements below briefly summarize the current Dutch tax laws, based on the laws as in force at January 1, 2004. The description is limited to the tax implications for shareholders who neither are nor are deemed to be a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to holders of special classes of shares and should not be interpreted as extending by implication to matters not specifically referred to in this document. As to individual tax consequences, shareholders are advised to consult their own tax advisors.

Withholding Tax

Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital which is not recognized as such for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of ordinary shares or consideration for the repurchase of ordinary shares by us, or one of our subsidiaries, to the extent that such consideration exceeds the average paid-in capital which is recognized as such for Dutch dividend withholding tax purposes;

•	the par value of ordinary shares issued to a holder of ordinary shares or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, which is recognized as such for Dutch dividend withholding tax purposes, has been made or will be made; and

•	partial repayments of paid-in capital, which is recognized as such for Dutch dividend withholding tax purposes, if and insofar as there are net profits (zuivere winst) unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to the articles of association.

If a holder of ordinary shares resides in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax. The Netherlands has concluded such a convention with the United States, among other countries.

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

A refund, reduction, exemption or credit of Dutch dividend withholding tax on the basis of Dutch tax law or on the basis of a tax treaty between the Netherlands and another state, will be granted only if the dividends are paid to the beneficial owner of the dividends. A receiver of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping” in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids Dutch dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions.

Income Tax and Corporate Income Tax on Dividends

A nonresident individual or corporate shareholder will not be subject to Dutch income tax with respect to dividends distributed by us or with respect to capital gains derived from the sale, disposal or deemed disposal of our common shares, provided that:

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

This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof the “Internal Revenue Code”), final, temporary and proposed Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding shares. Prospective holders of shares should consult their own tax advisors as to the application of the U.S. federal income tax laws to their particular situation as well as any tax consequences that may arise under the U.S. federal estate or gift tax and any state, local and foreign tax laws from the ownership and disposition of the shares.

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

Taxation of Dividends

Subject to the passive foreign investment company rules described below, the gross amount of any distribution paid (before reduction for Netherlands withholding taxes) with respect to the shares, other than certain pro rata distributions of our shares, will be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. If a U.S. Holder receives a dividend in euros, the amount of the dividend for U.S. federal income tax purposes will be the U.S. dollar value of the dividend, determined at the spot rate in effect on the date of such payment, regardless of whether the payment is later converted into U.S. dollars. In the case of such later conversion, the U.S. Holder may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted to U.S. dollars. Distributions treated as dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares (thereby increasing the amount of gain and decreasing the amount of loss to be recognized on the subsequent disposition of the shares), and to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in the shares such excess will be taxed as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and therefore it may not be possible to determine that a distribution should not be treated as a dividend.

Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 25% (see “Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on US Shareholders – Withholding Tax”). Subject to certain conditions and limitations set forth in Sections 901 and 904 of the Internal Revenue Code, including certain holding period requirements, foreign tax withheld or paid with respect to dividends on common shares generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. Under current Dutch law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands (see “Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on US Shareholders – Withholding Tax”). This amount generally may not exceed 3% of the total dividend distributed by us. If we withhold an amount from dividends paid to a U.S. Holder that we then are not required to remit to any taxing authority in the Netherlands, the amount in all likelihood will not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide U.S. Holders with information concerning the extent to which we have applied the reduction described above to dividends paid to U.S. Holders.

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

U.S. tax legislation enacted in 2003 (the “2003 Tax Act”) reduced to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a foreign personal holding company, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (I) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (II) the non-

U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The U.S. Tax Treaty has been identified as a qualifying treaty. Individual U.S. Holders should consult their tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.

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

Passive Foreign Investment Company

The passive foreign investment company (“PFIC”) provisions of the Internal Revenue Code can have significant tax effects on U.S. Holders. In general, a foreign corporation will be a PFIC in a particular tax year and for all succeeding tax years if:

•	75% or more of its gross income (including the foreign corporation’s pro rata share of the gross income of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) in a taxable year is passive income; or

•	at least 50% of the average value of the corporation’s gross assets in a taxable year (average determined as of the end of each quarter of the corporation’s taxable year and ordinarily determined based on gross fair market value, including the proportionate share of the assets of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) produce, or are held for the production of, passive income.

If we were a PFIC for a taxable year during which a U.S. Holder owned our shares, and the U.S. Holder did not make an election either to treat us as a qualified electing fund (within the meaning of the Internal Revenue Code) for the first taxable year in the U.S. Holder’s holding period that we were a PFIC or to mark our shares to market, then the U.S. Holder would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of our shares or upon receipt of “excess distributions.” An “excess distribution” is generally, any distribution to the U.S. Holder in respect to the shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in respect to our shares during the three preceding taxable years, or if shorter the U.S. Holder’s holding period for the shares.

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

If U.S. Holders own shares during any year in which we are a PFIC, the U.S Holders must file Internal Revenue Service Form 8621 and may be required to file Internal Revenue Service Form 5471.

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

Personal Holding Company Rules

A foreign corporation may be classified as a personal holding company (“PHC”) for U.S. federal income tax purposes if the following two tests are satisfied:

•	If at any time during the last half of the foreign corporation’s taxable year, five or fewer individuals (without regard to their citizenship or residency) actually or constructively own, under attribution rules, more than 50% of the shares of the corporation by value; and

•	60% or more of the foreign corporation’s gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from passive sources (e.g., dividends, interest, rents and royalties).

For tax year 2004, a PHC generally is taxed currently at a rate of 15.0% on its undistributed PHC income, which is calculated based generally on the PHC’s taxable income after deducting dividends paid and making certain other adjustments. The PHC tax on a foreign corporation is limited to the corporation’s U.S. source income. Even if we were to become a PHC, we do not expect to have material undistributed PHC income. However, we cannot assure you that we will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in our shareholder base and income or other circumstances that could change the application of the PHC rules to us. In addition, if we become a PHC we cannot assure you that the amount of our PHC income will be immaterial.

Controlled Foreign Corporation Rules

If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. Holders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Internal Revenue Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our “Subpart F Income,” as defined in the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, as a result of this classification gain from the sale or exchange of shares by any U.S. Holder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged and accumulated during the periods that we were a CFC. Under certain circumstances, a U.S. Holder that directly owns 10% or more of our voting shares and is a corporation may be entitled to an indirect foreign tax credit for amounts characterized as dividends under Section 1248 of the Internal Revenue Code. We believe that we are not a CFC and we will not become a CFC, however, we can not assure you that we will not become a CFC in the future.

United States Backup Withholding Tax and Information Reporting

Under certain circumstances, a U.S. Holder may be subject to information reporting and backup withholding with respect to certain payments made in respect of the shares and the proceeds received on the disposition of the shares paid within the U.S. (and in certain cases, outside the U.S.). Such amounts may be subject to a 28% U.S. backup withholding tax unless the U.S. Holder otherwise establishes an exemption. For example, backup withholding will not apply to a U.S. Holder who (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or (2) furnishes a correct taxpayer identification number and makes certain other required certifications as provided by the backup withholding rules.

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

F.	Dividends and paying agents.

Not Applicable.

G.	Statement by experts.

Not Applicable.

H.	Documents on display.

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

I.	Subsidiary information.

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the euro. We report our operating results and financial position in euros, while foreign affiliates report their operating results and financial position in their respective functional currencies. To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Shareholders’ Equity. For the years ended December 31, 2002 and 2003, we recorded an unfavorable movement of € 29.4 million and € 24.5 million, respectively.

Foreign exchange risk management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than the functional currency of ASM International or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. All hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. An amount of approximately € 0.4 million included in other comprehensive income at December 31, 2003 will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency transaction gains (losses) on the Statement of Operations.

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

The following tables summarize our financial instruments as of December 31, 2002 and 2003 and analyze the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the euro from their levels as of December 31 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are dominated, primarily the US dollar, against the euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are dominated, primarily the US dollar, against the euro. The selection of 10% favorable or unfavorable change in exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such an event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be possible that all of the foreign currency exchange rates to which we are exposed would simultaneously change by more than 10%, we find it meaningful to “stress test” our exposure under this 10% fluctuation scenario and other hypothetical adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

				Sensitivity analysis
	Currency and notional amount		Carrying amount	Fair value	Favorable change of 10%	Unfavorable change of 10%
	(in millions)		(in millions of euro)
As of December 31, 2002:
Notes payable to banks, due within twelve months	euro	10.0	10.0	10.0	10.0	10.0
	yen	2,068.5	16.5	16.5	14.9	18.2
Long-term debt with maturities:
due from 2003 – 2010	euro	4.9	4.9	5.1	4.9	4.9
due from 2004 – 2006	yen	722.4	5.8	5.8	5.2	6.4
due from 2003 – 2005	US$	0.1	0.1	0.1	0.1	0.1
Convertible subordinated debt, due November 15, 2005	US$	115.0	109.7	105.0	98.7	120.6
Foreign exchange contracts, settlement within twelve months:
purchase	US$	5.4	5.2	5.1	4.6	5.7
sale	US$	38.7	39.0	37.0	33.2	40.6

As of December 31, 2003:
Notes payable to banks, due within twelve months	yen	3.200	23.7	23.7	21.3	26.0
Long-term debt with maturities:
due from 2005 – 2010	euro	2.9	2.9	2.9	2.9	2.9
due from 2004 – 2008	yen	2,521.6	18.7	18.7	16.8	20.5
due from 2004 – 2006	US$	0.1	0.1	—	—	0.1
Convertible subordinated debt:
due November 15, 2005	US$	115.0	91.0	113.8	82.0	100.2
due May 15, 2010	US$	90.0	71.3	94.2	64.2	78.4
Foreign exchange contracts:
sale of currency contracts to be settled within twelve months:	US$	13.2	11.5	10.5	10.4	12.6

For long-term debt, the estimated fair values of the Company’s long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities.

The estimated fair values of the Company’s convertible subordinated debt borrowings are based on theoretical fair value calculations obtained from independent investment bankers.

For forward exchange contracts market values based on external quotes from banks have been used to determine the fair value.

As our borrowings are primarily in currencies other than the euro, a change in foreign currency exchange rates will have an impact on our net earnings. A hypothetical change of 10% in foreign currencies against the euro would result in a € 0.7 million change in interest expenses at December 31, 2002 borrowing levels and a € 0.9 million change in interest expenses at December 31, 2003 borrowing levels.

Interest risk

Our long-term and convertible subordinated debt borrowings outstanding have fixed interest rates. At December 31, 2002 and 2003 we had € 26.5 million and € 23.7 million, respectively, in other borrowings with variable short-term interest rates outstanding. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. A hypothetical change in the average interest rate by 10% on the portion of our debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2002 and December 31, 2003 borrowing levels.

Credit risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. We do not anticipate nonperformance by counterparties. We generally do not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain a policy providing for the diversification of cash and cash equivalent investments and placement of investments in high quality financial institutions to limit the amount of credit risk exposure. A significant percentage of our revenue is derived from a limited number of large customers. Our largest customer accounted for approximately 18.5% of our net sales in 2003 and our ten largest customers accounted for approximately 46.5% of our net sales in 2003. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from us. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which might harm our financial results and financial condition. At December 31, 2003, one customer accounted for 9.4% of the outstanding balance in accounts receivable.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

Part II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

A.	Evaluation of disclosure controls and procedures.

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

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of our management, including the CEO and the CFO, of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective in causing material information to be collected and evaluated by the management of ASM International on a timely basis and to ensure that the quality and timeliness of our public disclosures complies with our SEC disclosure obligations.

B.	Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect those controls after the date of our most recent evaluation.

Item 16A.	Audit Committee Financial Expert

We have at least one audit committee financial expert serving on our audit committee, Mr. Jacobus den Hoed RA.

Item 16B.	Code of Ethics

In 2004, we adopted a code of ethics that applies to all of our employees, including our Chief Executive Officer and President, and our Chief Financial Officer. A copy of this code of ethics has been filed as Exhibit 11.1 to this annual report. We expect to make a copy of our code of ethics available on our website during fiscal year 2004.

Item 16C.	Principal Accountant Fees and Services

A.	Audit fees.

Deloitte billed us an aggregate € 681,132 and € 726,742 for the audit of our consolidated financial statements for the years ended December 31, 2002 and 2003, respectively. These amounts accounted for 62% and 60% of the total fees billed to us by Deloitte in 2002 and 2003, respectively.

B.	Audit-related fees.

Deloitte billed us an aggregate of € 114,361 and € 235,186 for fees for audit related services for the years ended December 31, 2002 and 2003, respectively. These audit related services consist of SAS 100 review of the first quarter of 2003 and limited reviews of the second and third quarters of 2003 of our consolidated financial statements included in our quarterly reports on Form 6-K. These amounts accounted for 10% and 19% of the total fees billed to us by Deloitte in 2002 and 2003, respectively.

C.	Tax fees.

Deloitte billed us an aggregate of € 205,869 and € 129,006 in 2002 and 2003, respectively, for tax services relating to tax compliance, tax planning and advice. These amounts accounted for 19% and 11% of the total fees billed to us by Deloitte in 2002 and 2003, respectively.

D.	All other fees.

During the years ended December 31, 2002 and 2003, Deloitte billed us an aggregate of € 95,858 and € 125,415, respectively, for all other services consisting of Sarbanes-Oxley consultations, accounting consultations, due diligence related to our offering of US$ 90 million convertible subordinated notes, SAP R/3 testing and additional services. These amounts accounted for 9% and 10% of the total fees billed to us by Deloitte in 2002 and 2003, respectively.

E.	Audit Committee Approval

The Audit Committee has determined that the provision of services by Deloitte described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. The permissible non-audit services provided by Deloitte in 2003 were approved by our Audit Committee. In this context, a pre-approval procedure was implemented in 2003.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F-1 through F-34, incorporated herein by reference.

Item 19.	Exhibits(*)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English translation of ASM International N.V.’s Compiled Articles of Association, as amended	Exhibit 3.1 to Registrant’s 6-K filed on November 6, 2001

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.2	Debenture Purchase Agreement Part 1	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.3	Debenture Purchase Agreement Part 2	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.4	Zero Coupon Debenture	Exhibit 4.3 to the Registrant’s Form F-3 filed on December 13, 1999

4.5	Common Stock Purchase Warrant	Exhibit 4.4 to the Registrant’s Form F-3 filed on December 13, 1999

4.6	Supplemental Common Stock Purchase Warrant	Exhibit 4.5 to the Registrant’s Form F-3 filed on December 13, 1999

4.7	Registration Rights Agreement	Exhibit 4.6 to the Registrant’s Form F-3 filed on December 13, 1999

4.8	Purchase Agreement dated November 14, 2001 between ASM International N.V. and CIBC World Markets Corp. for purchase of US$ 100 million of 5% Convertible Subordinated Notes	Exhibit 4.16 to the Registrant’s Form 20-F/A filed on May 10, 2002

4.9	Indenture Agreement dated November 19, 2001 between ASMI International N.V. and Citibank, N.A.	Exhibit 4.17 to the Registrant’s Form 20-F/A filed on May 10, 2002

4.10	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002

4.11	English translation of Robert L. de Bakker’s Employment Agreement	Exhibit 4.13 to the Registrant’s Form 20-F filed on April 17, 2003

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
4.12	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990	Exhibit 4.14 to the Registrant’s Form 20-F filed on April 17, 2003

4.13	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 22, 1999	Exhibit 4.15 to the Registrant’s Form 20-F filed on April 17, 2003

4.14	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited	Exhibit 4.16 to the Registrant’s Form 20-F filed on April 17, 2003

4.15	Purchase Agreement dated April 28, 2003 between ASM International N.V. and Morgan Stanley for purchase of US$ 90.0 million of 5.25% Convertible Subordinated Notes	Exhibit 4.17 to the Registrant’s Form F-3 filed on July 25, 2003

4.16	Indenture Agreement dated May 6, 2003 between ASM International N.V. and Citibank N.A.	Exhibit 4.18 to the Registrant’s Form F-3 filed on July 25, 2003

4.17	Registration Rights Agreement dated May 6, 2003	Exhibit 4.19 to the Registrant’s Form F-3 filed on July 25, 2003

8.1	Subsidiaries		X

11.1	Code of Ethics		X

12.1	Certification of CEO pursuant to Rule 13a-14(a)		X

12.2	Certificate of CFO pursuant to Rule 13a-14(a)		X

13.1	Certificate of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X

14.1	Auditor’s Consent		X

*	Pursuant to Item 19.2(b)(1) of Form 20-F, the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

ASM International N.V.

Bilthoven, the Netherlands

We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations and its cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note F to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

Deloitte Accountants

Amsterdam, the Netherlands,

February 24, 2004, except for Note X, as to which the date is February 29, 2004

Consolidated Balance Sheets

		EUR
		December 31,
(thousands except share data)	Note	2002	2003
Assets
Cash and cash equivalents	C	70,991	154,857
Marketable securities	C	11	9
Accounts receivable (less allowance for doubtful accounts of € 5,464 and € 5,587)		132,818	144,900
Inventories	D	185,752	145,701
Income taxes receivable		1,840	873
Deferred tax assets	R	1,843	4,125
Other current assets		18,786	16,942

Total current assets		412,041	467,407
Property, plant and equipment, net	E	160,501	130,235
Goodwill	F	54,529	45,937
Deferred tax assets	R	2,781	136
Investments and loan advances	G	20,278	23,882
Debt issuance costs	J	3,711	4,704

Total Assets		653,841	672,301

Liabilities and Shareholders’ Equity
Notes payable to banks	H	26,548	23,680
Accounts payable		67,029	77,627
Accrued expenses		55,414	55,738
Advance payments from customers		6,290	9,601
Deferred revenue		8,851	10,173
Income taxes payable		5,560	7,618
Current portion of long-term debt	I	2,669	4,820

Total current liabilities		172,361	189,257
Deferred tax liabilities	R	1,050	1,740
Long-term debt	I	8,175	16,804
Convertible subordinated debt	J	109,665	162,319

Total liabilities		291,251	370,120
Commitments and contingencies	M,N
Minority interest in subsidiary		97,048	87,249
Shareholders’ Equity:
Common shares Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 49,370,308 and 50,061,647 shares		1,975	2,002
Financing preferred shares Authorized 8,000 shares, par value € 40, none issued		—	—
Preferred shares Authorized 118,000 shares, par value € 40, none issued		—	—
Capital in excess of par value		254,999	259,122
Retained earnings		35,054	5,734
Accumulated other comprehensive loss		(26,486)	(51,926)

Total Shareholders’ Equity	K	265,542	214,932

Total Liabilities and Shareholders’ Equity		653,841	672,301

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		EUR
		Year ended
(thousands, except per share data)	Note	2001	2002	2003
Net sales	S	561,064	518,802	581,868
Cost of sales		(337,743)	(328,077)	(380,597)

Gross profit	S	223,321	190,725	201,271
Operating expenses:
Selling, general and administrative		(111,851)	(108,393)	(108,019)
Research and development, net	Q	(79,661)	(88,334)	(79,053)
Amortization of goodwill	F	(7,558)	—	—

Total operating expenses		(199,070)	(196,727)	(187,072)

Earnings (loss) from operations	S	24,251	(6,002)	14,199
Interest income		3,690	1,336	1,393
Interest expenses		(5,031)	(9,627)	(11,692)
Foreign currency transaction gains (losses)		357	(2,125)	(2,479)

Earnings (loss) before income taxes and minority interest		23,267	(16,418)	1,421
Income tax benefit (expense)	R	(4,711)	1,165	(7,112)

Earnings (loss) before minority interest		18,556	(15,253)	(5,691)
Minority interest		(13,373)	(15,890)	(24,570)
Gain on dilution of investment in subsidiary	L	915	1,281	941

Net earnings (loss)		6,098	(29,862)	(29,320)

Net earnings (loss) per share:
Basic	U	0.12	(0.61)	(0.59)
Diluted	U	0.12	(0.61)	(0.59)

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	U	48,944	49,170	49,642
Diluted	U	49,958	49,170	49,642

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(thousands)	EUR
	Year ended December 31,
	2001	2002	2003
Net earnings (loss)	6,098	(29,862)	(29,320)
Other comprehensive income (loss):
Exchange rate changes for the year	5,091	(29,413)	(24,455)
Unrealized gains (losses) on derivative instruments	(451)	1,788	(985)

Total other comprehensive income (loss)	4,640	(27,625)	(25,440)

Comprehensive income (loss)	10,738	(57,487)	(54,760)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

		EUR
(thousands, except for number of common shares)	Note	Number of common shares	Common shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholders’ Equity
Balance January 1, 2001		48,797,346	221	252,784	58,818	(3,501)	308,322
Issuance of common shares:
For stock options	L	272,950	3	1,847	—	—	1,850
Change in par value per share	K	—	1,739	(1,739)	—	—	—
Net earnings		—	—	—	6,098	—	6,098
Other comprehensive income		—	—	—	—	4,640	4,640

Balance December 31, 2001		49,070,296	1,963	252,892	64,916	1,139	320,910
Issuance of common shares:
.For stock options	L	300,012	12	2,107	—	—	2,119
Net loss		—	—	—	(29,862)	—	(29,862)
Other comprehensive loss		—	—	—	—	(27,625)	(27,625)

Balance December 31, 2002		49,370,308	1,975	254,999	35,054	(26,486)	265,542
Issuance of common shares:
For stock options	L	691,339	27	4,123	—	—	4,150
Net loss		—	—	—	(29,320)	—	(29,320)
Other comprehensive loss		—	—	—	—	(25,440)	(25,440)

Balance December 31, 2003		50,061,647	2,002	259,122	5,734	(51,926)	214,932

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	EUR
	Year ended December 31,
(thousands)	2001	2002	2003
Cash flows from operating activities:
Net earnings (loss)	6,098	(29,862)	(29,320)
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	42,763	40,091	34,415
Fixed asset impairment charge	—	—	3,242
Amortization debt issuance costs	173	1,448	1,509
Deferred income taxes	1,139	(5,369)	924
Minority interest	13,373	15,890	24,570
Gain on dilution of investment in subsidiary	(915)	(1,281)	(941)
Compensation expense Employee Share Incentive Scheme ASMPT	3,995	3,417	6,391
Increase (decrease) in allowance for doubtful receivables	(1,782)	(670)	123
Changes in other assets and liabilities:
Accounts receivable	103,787	(10,594)	(29,838)
Inventories	(18,026)	(3,473)	18,449
Other current assets	2,718	866	274
Accounts payable and accrued expenses	(79,424)	3,098	21,162
Advance payments from customers	(7,314)	1,077	4,908
Deferred revenue	(3,351)	(2,443)	1,620
Income taxes	(22,864)	4,195	4,119

Net cash provided by operating activities	40,370	16,390	61,607
Cash flows from investing activities:
Capital expenditures	(71,563)	(33,246)	(30,078)
Investments and loan advances	(20,278)	—	(3,774)
Proceeds from sale of property, plant and equipment	621	1,578	2,945
Sale (purchase) of marketable securities	—	(6)	—

Net cash used in investing activities	(91,220)	(31,674)	(30,907)
Cash flows from financing activities:
Notes payable to banks, net	3,095	11,409	(1,311)
Proceeds from long-term debt and subordinated debt	127,849	595	91,191
Repayments of long-term debt and subordinated debt	(55,387)	(3,139)	(3,643)
Proceeds from issuance of common shares	1,850	2,119	4,150
Dividends to minority shareholders	(29,838)	(24,459)	(20,397)

Net cash provided by (used in) financing activities	47,569	(13,475)	69,990
Exchange rate effects	4,053	(7,827)	(16,824)

Net increase (decrease) in cash and cash equivalents	772	(36,586)	83,866
Cash and cash equivalents at beginning of year	106,805	107,577	70,991

Cash and cash equivalents at end of year	107,577	70,991	154,857

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	1,491	8,295	9,693
Income taxes	26,436	8	2,069

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(EUR in thousands, except per share data and unless otherwise stated)

NOTE A Summary of Significant Accounting Policies

Basis of Presentation - ASM International N.V. (‘ASMI’ or ‘the Company’) is a corporation domiciled in the Netherlands with its principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. The Company provides production solutions for the main areas of semiconductor production: wafer processing (Front-end), assembly and packaging (Back-end). The Company follows accounting principles generally accepted in the United States of America.

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

Foreign Currency Translation - The financial information for subsidiaries outside the Netherlands is measured using local currencies as the functional currency of that subsidiary. Assets and liabilities of foreign subsidiaries are translated into euros at exchange rates prevailing at the end of the year. Revenues and costs relating to the operation of such subsidiaries are translated at average exchange rates during the year. Resulting translation adjustments are directly recorded in Shareholders’ Equity. Exchange rate differences on translations of other transactions in foreign currencies are reflected in the Statement of Operations.

Derivative Financial Instruments - The Company uses derivative instruments to manage certain exposures to foreign currency risks. The Company’s objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of such exposure.

The Company follows SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other current assets or accrued expenses.

ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the respective subsidiary conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows. The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. The Company uses derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated sales and purchase transactions expected to occur within the next twelve months. As a policy the Company only hedges forecasted foreign currency transactions for which we have a firm commitment from a customer or to a supplier. In accordance with SFAS No. 133, these hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. All amounts included in other comprehensive income at December 31, 2003 will be reclassified to earnings within twelve months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign transaction gains (losses) in the Statement of Operations.

Furthermore, the Company continues to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and nonderivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under foreign transaction gains (losses) on the Statement of

Operations. Foreign currency receivables and payables are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under foreign transaction gains (losses) on the Statement of Operations.

Gains or losses recognized resulting from the ineffectiveness of cash flow and fair value hedges were not material for the years ended December 31, 2002 and 2003.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, current accounts with banks, and short-term deposits with a maturity of three months or less at the date of purchase.

Marketable Securities - All investments in marketable securities are classified as available for sale which requires to report these investments at fair market value and record the unrealized gains and losses, after tax, as a component of Shareholders’ Equity. Realized gains and losses on securities sold are included in net earnings. There were no material unrealized gains and losses in the fiscal years presented.

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and custom duties, direct wages of employees and charges for factory production overhead.

Property, Plant and Equipment - Property, plant and equipment are carried at cost, less accumulated depreciation. Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the lesser of the estimated useful life of the underlying property or the term of the capital lease.

Goodwill and Other Intangible Assets - In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations initiated after June 30, 2001 are accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather tested at least annually for impairment. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. The Company adopted SFAS No. 142 as of January 1, 2002, and as of that date stopped amortizing goodwill that resulted from business combinations completed prior to the adoption of SFAS No. 141. The Company tests its recorded goodwill for impairment each year on December 31 or if an event occurs or circumstances change that would indicate that the carrying amount exceeds the fair value of the goodwill. Based on the tests performed no impairment loss was recorded upon adoption of this standard as of January 1, 2002, and as of December 31, 2002 and December 31, 2003.

Investments - ASMI has certain strategic non-controlling investments in non-publicly traded companies. Investments with a capital investment of 20% or more of the voting stock of an investee is accounted for under the equity method, absent evidence to the contrary the Company has the ability to exercise significant influence over the investee. Conversely, an investment of less than 20% of the voting stock of an investee is accounted for under the cost method, unless significant influence can be demonstrated. Losses in value of our investments that are other than temporary are recognized in the Consolidated Statement of Operations as an operating expense.

Recoverability of Long-Lived Assets - In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets and certain recognized intangible assets (except those not being amortized) to be held and used by the Company, and to long-lived assets and certain recognized intangible assets (including those not being amortized) to be disposed of, are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Generally, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition - The Company follows guidance on revenue recognition as described in United States Securities and Exchange Commission (“SEC”) Staff Topic 13, which includes interpretive guidance issued in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements, issued by the staff of the SEC in December 1999, and SAB No. 104 “Revenue Recognition, issued by the staff of the SEC in December 2003, and the guidance set forth in the consensus reached by the Emerging Issues Task Force (“EITF”) on Issue 00-21 “Revenue Arrangements with Multiple Deliverables”, which the Company adopted on July 1, 2003. The adoption of EITF 00-21 did not have a material impact on the Company’s financial position or results of operations.

Net revenues include product revenues derived primarily from sales of Front-end and Back-end equipment used by both segments of the semiconductor equipment market. The Company recognizes revenue from equipment sales upon shipment of its products when it is proven prior to shipment that the equipment has met all of the customers’ criteria and specifications. The installation process is not believed to be essential to the functionality of the products. However, since under most of the sales contracts, the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory. Therefore, at the time of shipment, the Company defers that portion of the sales price related to the fair value of installation at the time of shipment. The Company believes it has an enforceable claim for that portion of the sales price not related to the fair value of the installation should it not fulfill its installation obligation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. When the Company can only satisfy the customer acceptance criteria or specifications at the customer’s location, revenue is deferred until final acceptance by the customer or until contractual conditions lapse. The Company provides training and technical support to customers. Revenue related to such services is recognized when the service is completed. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

Cost of Sales - Cost of sales includes direct costs as materials, labor and related overhead. Cost of sales also include cost of warranty, third party royalty payments and costs relating to prototype and experimental products, which we may subsequently sell to customers. The estimated costs of warranty on product shipments include the cost of labor, material and related overhead necessary to repair a product under the warranty period. The estimated costs are accrued in a warranty reserve and are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the warranty reserve. The warranty reserve is included under accrued expenses in the Balance Sheet.

Restructuring - In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit and disposal activities that are initiated after December 31, 2002, and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company applied the statement in the accounting for its restructuring plans initiated in the second half of 2003.

Research and Development Expenses - Research and development costs are expensed as incurred. Costs, which relate to prototype and experimental models, which are sold to customers, are charged to cost of sales. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such project costs occur. The research and development expenses are presented net of the development credits. Technical development credits (Technische Ontwikkelings Kredieten or “TOK”), received from the government of the Netherlands, to offset the cost of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales and are charged to cost of sales. No such repayments are required if such sales do not occur (see Note Q).

Income Taxes - The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Statement of Operations in the period in which the enacted rate changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Stock-Based Compensation - ASMI accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123, “Accounting for Stock-Based Compensation,” amended by SFAS No. 148.

“Accounting for Stock-Based Compensation – Transition and Disclosure” allows companies to elect to recognize the fair value of stock options granted as an expense, or to account for stock options using the intrinsic value under APB No. 25 and provide pro forma disclosure of the impact of the fair value on net earnings (loss) and net earnings (loss) per share. As ASMI elected to follow APB No. 25, compensation expense is computed for each employee stock option granted as the amount by which the quoted market price of the ASMI common shares on the date of the grant exceeds the exercise price that the employee must pay to acquire the shares. For ASMI’s stock option plans no stock-based compensation expense is reflected in net earnings (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common shares on the date of grant. The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, amended by SFAS No. 148:

	Year ended December 31,
	2001	2002	2003
Net earnings (loss):
As reported	6,098	(29,862)	(29,320)
Total stock-based compensation expense determined under fair value based method, net of related tax effect	(3,990)	(4,648)	(3,151)

Pro forma	2,108	(34,510)	(32,471)
Basic earnings (loss) per share:
As reported	0.12	(0.61)	(0.59)
Pro forma	0.04	(0.70)	(0.65)
Diluted earnings (loss) per share:
As reported	0.12	(0.61)	(0.59)
Pro forma	0.04	(0.70)	(0.65)

The total estimated stock-based compensation expense, determined under the fair value based method, net of related tax effect, is amortized ratably over the option vesting periods and computed using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2001	2002	2003
Expected life (years)	3 - 10	3 - 10	3-10
Risk free interest rate	5.0%	5.0%	4.5%
Dividend yield	—	—	—
Expected volatility	88.0%	80.0%	79.3%
Assumed forfeitures	—	—	—

Based on the Black-Scholes option pricing model, the weighted average estimated fair value of employee stock options granted in US dollars were US$ 12.34 in 2001, US$ 10.58 in 2002 and US$ 10.70 in 2003. The weighted average estimated fair value of employee stock option granted in euros were € 10.99 in 2001, € 9.63 in 2002 and € 8.48 in 2003. For further information on ASMI’s stock option plans reference is made to Note L.

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

Net Earnings (Loss) per Share - Basic earnings (loss) per share is computed by dividing net earnings (loss) per share by the weighted average common shares outstanding for the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if options issued under the Company’s stock option plan were exercised, outstanding warrants were exercised, and if the Company’s convertible subordinated debt borrowings were converted, unless the conversion would have an anti-dilutive effect. As a result of the losses incurred by the Company there is no difference between the basic and diluted loss per share for the year 2002 and 2003, as the effects of the exercise of stock options and warrants and the conversion of the convertible subordinated debt borrowings would be anti-dilutive (See note U).

Comprehensive Income (Loss) - Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses that are not included in net earnings (loss), but are recorded directly in Shareholders’ Equity. For the years 2001, 2002 and 2003 other comprehensive income (loss) included foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments.

Reclassifications - Certain other reclassifications have been made to prior year Consolidated Financial Statements to conform to the current year presentation.

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

New Accounting Pronouncements - In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The changes in this Statement require that contracts with comparable characteristics be accounted for similarly. This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument as a liability (or an asset in some circumstances) if certain conditions are met. This Statement is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position or results of operations and the financial instruments in existence prior to May 31, 2003 were not materially affected by SFAS 150 as of the adoption date.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 did not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB released FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46R in 2004 will not have a material impact on the Company’s financial position or results of operations.

NOTE B List of Significant Subsidiaries and Equity Investees

Name	Location	% Ownership December 31,
		2002	2003
ASM Europe B.V. (1)	Bilthoven, The Netherlands	100.00%	100.00%
ASM United Kingdom Sales B.V. (1)	Bilthoven, The Netherlands	100.00%	100.00%
ASM Germany Sales B.V. (1)	Bilthoven, The Netherlands	100.00%	100.00%
Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Willemstad, Curacao, Netherlands Antilles	100.00%	100.00%
ASM France S.A.R.L.	Montpellier, France	100.00%	100.00%
ASM Belgium N.V.	Leuven, Belgium	100.00%	100.00%
ASM Italia S.r.l.	Agrate, Italy	100.00%	100.00%
ASM Microchemistry Oy	Helsinki, Finland	100.00%	100.00%
ASM Support and Services Ireland Ltd.	Dublin, Ireland	100.00%	100.00%
ASM America, Inc.	Phoenix, Arizona, USA	100.00%	100.00%
ASM Japan K.K.	Tokyo, Japan	100.00%	100.00%
ASM Wafer Process Equipment Ltd.	Quarry Bay, Hong Kong, People’s Republic of China	100.00%	100.00%
ASM China Ltd.	Shanghai, People’s Republic of China	100.00%	100.00%
ASM Wafer Process Equipment Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM Far East Marketing Ltd.	Hsin-Chu Hsien, Taiwan	100.00%	100.00%
ASM Korea Ltd.	SungNam-City, Korea	100.00%	100.00%
ASM Front-End Manufacturing Singapore Pte Ltd.	Singapore	—	100.00%
NanoPhotonics AG	Mainz, Germany	24.00%	23.61%
ASM Pacific Technology Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	54.11%	53.87%
ASM Assembly Automation Ltd. (2)	Kwai Chung, Hong Kong, People’s Republic of China	54.11%	53.87%
ASM Assembly Materials Ltd. (2)	Kwai Chung, Hong Kong, People’s Republic of China	54.11%	53.87%
ASM Technology Singapore Pte Ltd. (2)	Singapore	54.11%	53.87%
ASM Technology (M) Sdn. Bhd. (2)	Johor Bahru, Malaysia	54.11%	53.87%
ASM Semiconductor Material (Shenzhen) Co. Ltd. (2)	Shenzhen, People’s Republic of China	54.11%	53.87%
Shenzhen ASM Micro Electronic Technology Co. Ltd. (2)	Shenzhen, People’s Republic of China	54.11%	53.87%

(1)	For its subsidiaries ASM International N.V. has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.

(2)	100% subsidiaries of ASM Pacific Technology Ltd.

The names of certain relative insignificant subsidiaries have not been mentioned. With the exception of the equity investment in NanoPhotonics AG, the accounts of the above mentioned entities have been consolidated in the Consolidated Financial Statements.

NOTE C Cash and Cash Equivalents, Marketable Securities

At December 31, 2003, cash and cash equivalents and marketable securities of the Company’s subsidiary ASM Pacific Technology Ltd. (“ASMPT”) amounted to € 52,549 and are restricted to use in the operations of ASMPT.

NOTE D Inventories

Inventories consist of the following:

	December 31,
	2002	2003
Components and raw materials	86,268	73,610
Work in process	76,338	61,613
Finished goods	42,325	29,675

Total inventories, gross	204,931	164,898
Allowance for obsolescence and lower market value	(19,179)	(19,197)

Total inventories, net	185,752	145,701

NOTE E Property, Plant and Equipment

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost:
Balance January 1, 2003	86,373	276,046	362,419
Capital expenditures	5,674	24,404	30,078
Impairment charges	(1,733)	(1,509)	(3,242)
Retirements and sales	(3,245)	(22,350)	(25,595)
Reclassifications	(1,689)	1,689	—
Translation effect	(8,055)	(39,200)	(47,255)

Balance December 31, 2003	77,325	239,080	316,405

Accumulated depreciation:
Balance January 1, 2003	45,209	156,709	201,918
Depreciation for the year	5,007	29,408	34,415
Retirements and sales	(3,244)	(19,406)	(22,650)
Translation effect	(4,852)	(22,661)	(27,513)

Balance December 31, 2003	42,120	144,050	186,170

Property, plant and equipment, net:
January 1, 2003	41,164	119,337	160,501
December 31, 2003	35,205	95,030	130,235

Useful lives in years:	- Buildings and leasehold improvements	10-25
	- Machinery and equipment	2-10
	- Furniture and fixtures	2-10

The restructuring of production facilities and research and development activities in Europe, and the adverse change in the use of the related assets, has resulted in the recognition of an impairment charge for certain fixed assets. Reference is made to Note P.

NOTE F Goodwill

The changes in the amount of goodwill are as follows:

	Cost	Accumulated amortization	Carrying amount
Balance January 1, 2002	76,740	(12,434)	64,306
Translation effect	(11,600)	1,823	(9,777)

Balance December 31, 2002	65,140	(10,611)	54,529
Translation effect	(10,178)	1,586	(8,592)

Balance December 31, 2003	54,962	(9,025)	45,937

The allocation of the carrying amount of goodwill is as follows:

	December 31,
	2002	2003
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
NanoPhotonics AG	328	328
Back-end segment:
ASM Pacific Technology Ltd.	50,641	42,049

Total	54,529	45,937

ASM Pacific Technology Ltd. (“ASMPT”) - In 2000, the Company purchased in various transactions 5.0% of the outstanding common shares of ASMPT to maintain a majority interest in the shares of ASMPT of 54.88% after the 5.0% acquisition. The total purchase price of the acquired shares amounted to € 74,757 (or US$ 71.8 million at the time of purchase). The acquisition of these shares was accounted for using the purchase method and the excess of the purchase price over the fair value of the underlying net assets acquired in the amount of € 64,985 (or US$ 61.8 million at the time of purchase) has been recorded as goodwill. The fair value approximated the book value of such assets and liabilities of ASMPT at the date of purchase.

ASM Microchemistry Oy - In July 1999, the Company acquired all the outstanding shares of Microchemistry Oy. The acquisition was accounted for using the purchase method. Total consideration paid amounted to FIM (Finnish Marks) 23.2 million or € 3,868 and after adding the assets deficiency the recorded goodwill amounted to € 4,747.

NanoPhotonics AG - In December 1999, the Company acquired a 24.0% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment, for € 407. An officer of the Company also purchased a 44.5% interest in NanoPhotonics. The Company has a five-year option to purchase the 44.5% interest from the officer at the same price he paid for his interest in the initial transaction. In exchange for this option, the Company granted the officer a five-year option to purchase 25,000 common shares in ASMI at the fair market value of the shares at the option grant date. Due to the issue of new shares by NanoPhotonics to third parties in 2003, the Company holds a 23.61% interest in NanoPhotonics and the officer of the Company holds an interest of 43.77% as of December 31, 2003.

Upon adoption of SFAS No. 142 as of January 1, 2002, the Company stopped amortizing goodwill that resulted from business acquisitions. The Company tests its recorded goodwill for impairment each year as of December 31 or if an event occurs or circumstances change that would indicate that the fair value of the goodwill exceeds its carrying amount. Based on the tests performed no impairment loss was recorded upon adoption of this standard as of January 1, 2002, and as of December 31, 2002 and December 31, 2003. A reconciliation of previously reported net earnings (loss) and earnings (loss) per share to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Year ended December 31,
	2001	2002	2003
Reported net earnings (loss)	6,098	(29,862)	(29,320)
Add back: amortization of goodwill	7,558	—	—

Adjusted net earnings (loss)	13,656	(29,862)	(29,320)
Reported basic net earnings (loss) per share	0.12	(0.61)	(0.59)
Amortization of goodwill per share	0.16	—	—

Adjusted basic net earnings (loss) per share	0.28	(0.61)	(0.59)
Reported diluted net earnings (loss) per share	0.12	(0.61)	(0.59)
Amortization of goodwill per share	0.15	—	—

Adjusted diluted net earnings (loss) per share	0.27	(0.61)	(0.59)

NOTE G Investments and Loan Advances

Investments and loan advances consist of the following:

	Investments	Loan advances	Total
Balance January 1, 2002	20,278	—	20,278
Additions, net	—	—	—

Balance December 31, 2002	20,278	—	20,278
Additions, net	1,229	2,545	3,774
Translation effect	—	(170)	(170)

Balance December 31, 2003	21,507	2,375	23,882

In October 2001, the Company entered into a strategic alliance with and made an equity investment in NuTool, Inc., a privately owned semiconductor equipment company. The Company made an equity investment of € 20,278 in this California-based company that is a provider of innovative copper deposition technologies. In April 2003 an additional equity investment was made of € 1,229. The total equity interest in NuTool, Inc. as of December 31, 2002 and December 31, 2003 was 15.4% and 15.7%, respectively. In November 2003 the Company provided a 4.12% interest bearing loan advance of US$ 3.0 million to NuTool, Inc. As of December 31, 2003 the loan advance amounted to € 2,375. The investment in NuTool, Inc. is accounted for under the cost method.

The investment in NanoPhotonics AG, which the Company acquired in 1999, is accounted for under the equity method. As of December 31, 2002 and December 31, 2003, the Company has provided loan advances to NanoPhotonics AG totaling € 2,943 and € 4,443, respectively. Due to the negative equity balances of NanoPhotonics AG as of December 31, 2002 and December 31, 2003, the investment and loan advances to NanoPhotonics AG are valued at zero. The total equity interest in NanoPhotonics AG as of December 31, 2002 and December 31, 2003 was 24.0% and 23.6%, respectively, and decreased due to the issue of new shares by NanoPhotonics AG to third parties. The effect of the dilution in ownership did not result in a gain or loss.

NOTE H Notes Payable to Banks

Information on notes payable to banks is as follows:

	December 31,
	2002	2003
Short-term debt outstanding in:
The Netherlands	10,000	—
Japan	16,548	23,680

	26,548	23,680

Short-term debt outstanding in local currencies is as follows:

	December 31,
	2002	2003
Euro	10,000	—
Japanese yen (in thousands)	2,068,502	3,200,000

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 2.35% at December 31, 2003.

Total short-term lines of credit amounted to € 80,790 at December 31, 2003. The amount outstanding at December 31, 2003 was € 23,680 and the undrawn portion totaled € 57,110. The undrawn portion includes € 34,429 relating to ASMPT, in which the Company holds a 53.87% interest, and such amount is limited solely for use in the operations of ASMPT. ASM Japan had € 22,644 available for borrowings under its bank lines, which are restricted for use in the ASM Japan operations. Total short-term facilities of ASM Japan in the amount of € 46,324 are guaranteed by ASMI.

The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its affiliates.

NOTE I Long-term Debt

Long-term debt consists of the following:

	December 31,
	2002	2003
Term loans:
Japan, 1.7-3.3%, due 2005 – 2008	1,617	17,154
Finland, 1.0-3.0%, due 2005 – 2010	4,036	2,916
Mortgage loans:
The Netherlands, 5.4%, due 2006	908	—
Japan, 2.6%, due 2005 – 2006	2,971	874
Capital lease commitments:
United States, 7.2-14.0%, due 2004 – 2006	120	48
Japan, 0.3-0.5%, due 2004 – 2005	1,192	632

	10,844	21,624
Current portion	(2,669)	(4,820)

	8,175	16,804

Long-term debt, including the current portion, in local currencies is as follows:

	December 31,
	2002	2003
Euro	4,944	2,916
United States dollar (in thousands)	126	61
Japanese yen (in thousands)	722,375	2,521,562

Aggregate annual principal repayments for years subsequent to December 31, 2003 are:

2004	4,820
2005	5,491
2006	3,980
2007	3,453
2008	3,453
Thereafter	427

21,624

The long-term loans offered by the Japanese banks to ASM Japan are collateralized by the real estate and other assets of ASM Japan, with additional parent guarantees provided by ASMI.

Capital lease commitments relate to commitments for equipment and machines.

NOTE J Convertible Subordinated Debt

Convertible subordinated debt consists of the following:

			December 31,
			2002	2003
5.0% convertible subordinated notes	US$	115.0 million	109,665	91,057
5.25% convertible subordinated notes	US$	90.0 million	—	71,262

			109,665	162,319

In November and December 2001, ASMI issued US$ 115.0 million in principal amount of 5.0% convertible subordinated notes due November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to our existing and future senior debt. The notes are convertible into common shares at any time before their maturity at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 18.85 per share. The Company may redeem, under certain conditions, some or all of the notes at any time after November 30, 2003 at a redemption price of US$ 1,000 per US$ 1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the closing price of the

Company’s common shares has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. With respect to any notes called for early redemption, ASMI is required to make an additional payment in cash or, at ASMI’s option, in common shares, or in a combination of cash and common shares, in an amount equal to US$ 199.44 per US$ 1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. In the event of a change in control, ASMI may be required to repurchase the notes. At December 31, 2003, none of the US$ 115.0 million convertible subordinated notes have been converted or repurchased.

In May 2003, ASMI issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due in May 2010 in a private offering. Interest on the notes is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to all of our existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of our common stock initially at a conversion rate of 52.0237 shares of common stock for each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 19.22 per share. On or after May 20, 2006, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of our common shares has exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions are satisfied. In the event of a change in control, the Company may be required to repurchase the notes. The US$ 115.0 million 5.0% convertible subordinated notes rank pari passu with the US$ 90.0 million convertible subordinated notes. At December 31, 2003, none of the US$ 90.0 million convertible subordinated notes have been converted or repurchased.

Other movements in the balance of the outstanding subordinated debt in the year ended December 31, 2003 related to the translation of the outstanding amounts in US dollars to euros.

The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Balance Sheet and amortized by the interest method as interest cost during the life of the debts.

NOTE K Shareholders’ Equity

The authorized capital of the Company amounts to 110,000,000 shares of € 0.04 par value common shares, 118,000 shares of € 40 par value preferred shares and 8,000 shares of € 40 par value financing preferred shares, of which 50,061,647 common shares and no preferred or financing preferred shares were outstanding as at December 31, 2003. There are currently no preferred or financing preferred shares issued. All shares have one vote per € 0.04 par value, except for shares the Company and its subsidiaries own, which have no voting rights.

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

Preferred shares carry the right to a cumulative preferred dividend. Financing preferred shares are also entitled to a cumulative dividend based on the par value and share premium paid on such shares. Dividends distributable to common shareholders are limited to retained earnings of ASMI decreased by legal reserves of € 85,375, which must be maintained. At December 31, 2003, ASMI had no distributable retained earnings.

Change in Par Value

In October 2001, the Company changed the par value per common share from Nlg 0.01 to € 0.04 par value per common share. The change resulted in an increase of the outstanding amount of common shares and a decrease of the capital in excess of par value of € 1,739.

Warrants

In conjunction with US$ 20.0 million five-year zero-bond debentures issued on October 1, 1999, the Company issued 200,000 warrants on common shares of the Company at a price of US$ 9.81 per share, a premium to market at the date of issuance of 20.0%. At December 31, 2003 the 200,000 warrants have not been exercised.

NOTE L Employee Benefits

Pension plans

The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except that of the Company’s Japanese operations, which is a defined benefit pension plan. The Company has no major continuing obligations other than the payment of annual contributions. Aggregate retirement plan contributions including those for the Japanese operations were € 7,215 in 2001, € 7,924 in 2002 and € 7,745 in 2003. Employees of the Japanese operations terminating their employment are generally entitled to a lump-sum severance payment or to pension plan benefits based on years of service and certain other factors. Plan assets are held by a life insurance company. There are no unrecognized prior service costs.

The Company does not provide for any post retirement benefits other than pensions.

Employee Stock Option Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various key management personnel. Under these plans, key employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or US dollars on the date of grant, are generally vesting in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue 4,000,000 shares. At December 31, 2003, options to purchase 1,127,500 shares have been issued under the 2001 Stock Option Plan. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 1,625,647 options to purchase common stock were outstanding at December 31, 2003, expiring at various dates through 2013.

The following is a summary of changes in options outstanding:

	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in €
Balance January 1, 2001	1,227,379	7.42	448,600	9.95
Options granted	689,983	16.83	138,500	15.46
Options cancelled	(26,999)	5.47	(10,650)	17.95
Options exercised	(149,150)	5.00	(123,800)	8.27

Balance December 31, 2001	1,741,213	11.38	452,650	11.96
Options granted	155,500	14.81	180,000	14.34
Options cancelled	(80,000)	10.59	(13,082)	20.72
Options exercised	(286,093)	6.86	(13,919)	9.69

Balance December 31, 2002	1,530,620	12.61	605,649	12.53
Options granted	197,500	7.99	10,000	14.35
Options cancelled	(17,116)	21.32	(9,667)	15.39
Options exercised	(569,439)	6.30	(121,900)	7.67

Balance December 31, 2003	1,141,565	14.84	484,082	13.69

The average remaining contractual life of the outstanding options granted in 2003 is 8.27 years at December 31, 2003. The number of options exercisable at December 31, 2001 and 2002 were 1,011,441 and 1,067,467 respectively. At December 31, 2003 options outstanding and options exercisable classified by range of exercise price were:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$
4.00-10.00	160,615	3.68	6.64	156,765	6.61
10.00-15.00	186,500	7.97	11.47	66,400	10.83
15.00-20.00	741,450	2.83	16.78	390,550	16.44
20.00-30.00	53,000	7.66	23.34	16,600	24.88

4.00-30.00	1,141,565	4.02	14.84	630,315	13.63

In €		In years	In €		In €
6.00-10.00	47,000	2.59	7.17	37,000	7.20
10.00-15.00	230,000	3.87	11.81	102,000	11.80
15.00-20.00	197,082	3.06	16.95	80,203	17.13
20.00-30.00	10,000	2.35	23.23	5,000	23.87

6.00-30.00	484,082	3.39	13.69	224,203	13.21

Employee Share Incentive Scheme ASMPT

In 1989, the shareholders of ASMPT approved a plan to issue up to 5.0 percent of the total issued shares of ASMPT to directors and employees. This plan has been extended in 1999 for a term up to March 23, 2012. The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value. In December 2003, 1,686,500 common shares of ASMPT were issued, for cash at par value of HK$ 0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. In 2002 and 2001, respectively 1,764,000 and 1,782,500 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.24% in 2003, 0.25% in 2002, and 0.26% in 2001. The shares issued under the plan in 2003 have diluted ASMI’s ownership in ASMPT to 53.87% as of December 31, 2003. In December 2003 the management of ASMPT has determined that 1,800,000 common shares will be allocated to employees for their services in the year 2003, which shares will be issued in the year 2004 upon the expiration of a defined qualification period. Total compensation expense related to the Employee Share Incentive Scheme of ASMPT of respectively € 3,995 in 2001, € 3,417 in 2002, and € 6,391 in 2003 were charged to the Statement of Operations. The dilution in ownership has resulted in a gain on the investment in ASMPT of € 915 in 2001, € 1,281 in 2002, and € 941 in 2003, which gain has been separately included in the Statement of Operations. Due to the participation exemption in the Netherlands no deferred income taxes have been provided for these gains.

NOTE M Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2002	2003
Machinery and equipment	1,828	2,072
Furniture and fixtures	230	68

	2,058	2,140
Less accumulated depreciation	(1,149)	(1,515)

	909	625

The Company leases certain office and plant facilities and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 1 and 15 years. At December 31, 2003 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases
2004	529	6,711
2005	175	5,294
2006	2	4,053
2007	—	2,896
2008	—	1,792
Thereafter	—	8,862

Total	706	29,608
Less amount representing interest	(26)

Present value of net minimum lease payments	680

Aggregate rental expense for operating leases was € 10,576 in 2001, € 10,165 in 2002 and € 10,151 in 2003. At December 31, 2003 the Company had entered into purchase commitments with suppliers in the amount of € 84,915 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2003 were € 4,572.

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

NOTE N Litigation and Environmental Matters

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

In June 2001, the Company’s subsidiary, ASM America, filed a lawsuit against Genus, Inc. in the U.S. District Court for the Northern District of California alleging infringement of three patents involving sequential chemical vapor deposition (U.S. Patents Nos. 5,916,365, 6,015,590 and 4,798,165). Genus responded by denying the allegations and counterclaimed alleging antitrust violations and infringement of U.S. Patent No. 5,294,568 involving selective etching of native oxide. After court rulings that Genus did not infringe the ‘365 or ‘590 patents, the parties entered into a binding memorandum in April 2003 settling the litigation. Pursuant to the memorandum Genus granted to the Company and ASM America a nonexclusive, worldwide, fully paid-up license under the ‘568 patent and directly related patents and ASM America granted to Genus a nonexclusive, worldwide, fully paid-up license under the ‘165, ‘365 and ‘590 patents and directly related patents, provided that the license for the ‘365 and ‘590 patents will be effective only upon completion of the appeal by ASM America of the lower court’s rulings of no infringement in respect of such patents. If the appeals court vacates either ruling on the basis of a change in the lower court’s claim construction, Genus must pay ASM America US$ 1.0 million. Genus and the Company also agreed to refrain for a five-year period from litigating patent and antitrust claims, although each party retains the right to recover damages incurred during such period if a suit is brought later. Genus, the Company and ASM America stipulated to an Entry of Judgment and the Company and ASM America filed a Notice of Appeal in January 2004, appealing the District Court’s rulings on the ‘590 and ‘165 patents to the U.S. Court of Appeals for the Federal Circuit. Given the stage of the proceedings it is not possible to predict the outcome of the appeal.

Following a letter from Applied Materials, Inc. to the Company alleging that the Company’s Eagle reactors infringe various Applied Materials patents, the Company and its subsidiary, ASM America, Inc., filed a declaratory judgment action against Applied Materials on August 27, 2002 in the U.S. District Court for the District of Arizona. The lawsuit seeks a declaration of non-infringement, invalidity or unenforceability of six Applied Materials patents relating to cleaning of reaction chambers and deposition of silicon nitride. Applied Materials responded on December 16, 2002 by denying the allegations and counterclaimed, as modified by supplemental answer filed July 21, 2003, for a judgment of infringement, including willful infringement, of all six patents and for damages and other relief. No trial date has been set. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counterclaims at this time, or the range of potential recovery or loss.

The Company and its subsidiary, ASM America, Inc., filed a lawsuit against Applied Materials on October 3, 2003 in the U.S. District Court for the Eastern District of Texas alleging infringement of six patents: U.S. Patent No. 6,418,945 entitled “Method and Device for Transferring Wafers”, U.S. Patent No. 6,572,924 entitled “Exhaust System for Vapor Deposition Reactor and Method of Using the Same”, U.S. Patent No. 6,579,374 entitled “Apparatus for Fabrication of Thin Films”, U.S. Patent No. 6,410,463 entitled “Method for Forming Film With Low Dielectric Constant on Semiconductor Substrate”, U.S. Patent No. 6,511,539 entitled “Apparatus and Method for Growth of a Thin Film”, and U.S. Patent No. 6,053,686 entitled “Device and Method for Load Locking for Semiconductor Processing”. Applied Materials counterclaimed in November 2003, alleging infringement of U.S. Patent No. 5,710,407 and the six patents at issue in the above noted litigation in Arizona. The Company and ASM America have filed a motion to dismiss the counterclaims as to the six patents currently pending in Arizona. Applied Materials has filed a motion to change venue to the District of Arizona. No trial date has been set. Given the stage of the proceedings, it is not possible to predict the outcome of the claims and counterclaims at this time, or the range of potential recovery or loss.

NOTE O Financial Instruments and Risk Management

Derivatives

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates to occur within the next twelve months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which we have a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

Furthermore, the Company continues to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and nonderivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under foreign transaction gains (losses) on the Statement of Operations.

The Company estimates that € 352 unrealized gains included in accumulated other comprehensive income as of December 31, 2003 will be reclassified to net earnings within the next 12 months upon completion of the underlying transaction. Unrealized gains included in other comprehensive income as of December 31, 2002 of € 1,337 were reclassified to earnings in 2003. Hedge ineffectiveness was insignificant for the years ended December 31, 2002 and December 31, 2003.

The outstanding currency forward exchange contracts are as follows:

	Currency and notional amount (in thousands)		Forward contract value	Fair value	Difference between forward value and fair value	Included in accumulated other comprehensive income (loss)
December 31, 2002:
Cash flow hedges:
Purchase	US$	900	882	858	(24)	(24)
Sale	US$	(26,334)	(26,388)	(25,174)	1,214	1,361
Other foreign currency contracts:
Purchase	US$	4,500	4,323	4,292	(31)	—
Sale	US$	(12,349)	(12,656)	(11,800)	856	—

December 31, 2003:
Cash flow hedges:
Sale	US$	(5,063)	(4,375)	(4,023)	352	352
Other foreign currency contracts:
Sale	US$	(8,161)	(7,122)	(6,466)	656	—

Long-term Debt and Subordinated Debt

At December 31, 2003 the Company had convertible subordinated debt borrowings outstanding of € 91,057 at a fixed interest rate, maturing in November 2005 and € 71,262 at a fixed interest rate, maturing in May 2010, and € 21,624 in long-term debt at fixed interest rates and € 23,680 in other borrowings with variable short-term interest rates. The Company is exposed to interest rate risk primarily through its borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure.

The fair value amounts of our long-term debt and convertible subordinated debt are as follows:

	2002		2003
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt, including current portion	10,844	10,955	21,624	21,598
Convertible subordinated debt	109,665	105,003	162,319	207,956

Methods and Assumptions Used in Estimating Fair Value Disclosure for Financial Instruments

For cash and cash equivalents, marketable securities, accounts receivable, notes payable to banks, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

For long-term debt, the estimated fair values of the Company’s long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities. The estimated fair values of the Company’s convertible subordinated debt borrowings are based on theoretical fair value calculations obtained from independent investment bankers.

For forward exchange contracts market values based on external quotes from banks have been used to determine the fair value.

Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Company does not anticipate nonperformance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the Balance Sheet that potentially subject the

Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in high quality financial institutions to limit the amount of credit risk exposure. The Company derives a significant percentage of its revenue from a small number of large customers. Our largest customer accounted for approximately 18.5% of our net sales in 2003 and our ten largest customers accounted for approximately 46.5% of our net sales in 2003. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from the Company. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2003 one customer accounted for 9.4% of the outstanding balance in accounts receivable.

NOTE P Restructuring

In the second half of 2003 the Company implemented restructuring plans including work force reduction in its Front-end segment. As part of these plans the Company restructured its research and development activities at ASM Microchemistry in Finland, consolidated production facilities of its operations at ASM Europe B.V. in the Netherlands and reduction of work forces at other Front-end segment subsidiaries. The restructuring has resulted in a reduction of the workforce in the second half of 2003. Total restructuring charges in 2003 were € 6,478 covering employee terminations, operational lease contract termination costs and fixed asset impairment charges. Costs associated with the restructuring plans for which a liability has been incurred at December 31, 2003 have been included in the restructuring charges. In the first and second quarter of 2004 the Company expects an additional total charge related to severance payments and lease termination costs ranging from € 1.0 million to € 2.0 million upon completion of the restructuring program. Reference is made to Note E for disclosure of the fixed impairment charges.

The details of the restructuring charges for the year ended December 31, 2003 and the provision at December 31, 2003 are as follows:

	Selling, general and administrative expenses	Research and development expenses	Total restructuring charges	Charges with no cash outflow	Charges paid in 2003	Accrual December 31, 2003
Severance payments	1,318	285	1,603	—	(668)	935
Operational lease contract termination costs	1,405	—	1,405	—	—	1,405
Fixed asset impairment charges	1,626	1,616	3,242	(3,242)	—	—
Other	228	—	228		(122)	106

	4,577	1,901	6,478	(3,242)	(790)	2,446

NOTE Q Research and Development

The Company’s Netherlands, Finnish and Singapore operations receive research and development grants and credits from various governmental sources. The amount of research and development credits offset against research and development expenses amounted to € 5,609, € 2,992 and € 3,022 in 2001, 2002 and 2003, respectively.

Some of the research and development grants received in the Netherlands are contingently repayable to the extent the Company recognizes sales of products to which the credit is related. The Company does not recognize a liability on its balance sheet in respect of these credits until it recognizes sales of products to which the credit relates, and is then charged to cost of sales when such sale is recorded. These repayments vary and range from 1.0% to 4.0% of the realized sales, depending on the products sold. The contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. The contingent repayments, which are not recognized as a liability in the Balance Sheet, were € 10,981 at December 31, 2002 and € 12,151 at December 31, 2003. In 2001, 2002 and 2003 the Company made TOK repayments in the amount of € 2,883, € 23 and € 48, respectively.

NOTE R Income Taxes

The components of earnings (loss) before income taxes and minority interest consist of:

	Year ended December 31,
	2001	2002	2003
The Netherlands	3,958	(24,223)	(42,094)
Other countries	19,309	7,805	43,515

	23,267	(16,418)	1,421

The income tax benefit (expense) consists of:

	Year ended December 31,
	2001	2002	2003
Current:
The Netherlands	—	—	—
Other countries	(3,760)	(4,445)	(6,188)

	(3,760)	(4,445)	(6,188)
Deferred:
The Netherlands	—	—	—
Other countries	(951)	5,610	(924)

	(951)	5,610	(924)

Income tax benefit (expense)	(4,711)	1,165	(7,112)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rates to earnings before taxes.

A reconciliation of the provisions for income taxes and the amounts that would be computed using the statutory Netherlands income tax rates is set forth as follows:

	Year ended December 31,
	2001	2002	2003
Earnings before income taxes and minority interest	23,267	(16,418)	1,421
Netherlands statutory tax rate	35.0%	34.5%	34.5%
Income tax provision at statutory rate	(8,143)	5,664	(490)
Non-deductible expenses	(1,391)	(876)	(1,193)
Foreign taxes at a rate other than the Netherlands statutory rate	4,199	6,990	11,173
Valuation allowance	(2,923)	(14,662)	(23,518)
Non-taxable income	4,214	4,865	7,659
Other	(667)	(816)	(743)

Income tax benefit (expense)	(4,711)	1,165	(7,112)

Non-taxable income relates primarily to our manufacturing operation in Singapore where income covering certain products is non-taxable under a tax incentive scheme granted by the Singapore tax authority. The tax exemption scheme has a term ending December 31, 2011.

Deferred income taxes consist of the following:

	December 31,
	2002	2003
Deferred tax assets:
Reserves and allowances	1,458	1,554
Net operating loss carry forwards	100,215	113,147
Other	239	327

Gross deferred tax assets	101,912	115,028
Less: valuation allowance	(91,532)	(105,703)

Net deferred tax assets	10,380	9,325
Deferred tax liabilities:
Depreciation	(3,109)	(2,612)
Research and development credits	(3,692)	(4,192)
Other	(5)	—

Deferred tax liabilities	(6,806)	(6,804)

Net deferred income taxes	3,574	2,521

Deferred tax assets (liabilities) are classified in the balance sheet as follows:

	December 31,
	2002	2003
Deferred tax assets - current	1,843	4,125
Deferred tax assets - non-current	2,781	136
Deferred tax liabilities - non-current	(1,050)	(1,740)

	3,574	2,521

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2003, of € 334,565 for tax return purposes to reduce future income taxes, mainly in Europe and the United States. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating loss carry forwards, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards. Accordingly, a valuation allowance of € 91,532 in 2002 and € 105,703 in 2003 has been recorded.

The amounts and expiration dates of net operating loss carry forwards for tax purposes are as follows:

Expiration year	December 31 ,2003
2004	6,454
2005	447
2007	6,468
2008	943
2009	1,216
2017	58,554
2018	5,854
2019	1,107
2021	1,596
2022	16,559
2023	16,843
Unlimited	218,524

Net operating loss carry forwards	334,565

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2003 undistributed earnings of subsidiaries, subject to withholding taxes, were approximately € 23,004. These earnings could become subject to foreign withholding taxes if they were remitted as dividends or if the Company should sell its interest in the subsidiaries. However, the Company believes that Netherlands tax credits would largely eliminate any foreign withholding tax that might otherwise be due.

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

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 53.87% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Singapore, Hong Kong, the People’s Republic of China and Malaysia.

	Front-end	Back-end	Total
Year ended December 31, 2001
Net sales to unaffiliated customers	336,625	224,439	561,064
Gross profit	131,788	91,533	223,321
Earnings (loss) from operations	(3,771)	28,022	24,251
Net interest income (expense)	(4,528)	3,187	(1,341)
Foreign currency transaction gains (losses)	(455)	812	357
Income tax benefit (expense)	(2,156)	(2,555)	(4,711)
Gain on dilution of investment in subsidiary	915	—	915
Minority interest	—	(13,373)	(13,373)
Net earnings (loss)	(9,995)	16,093	6,098
Capital expenditures	49,691	21,872	71,563
Depreciation and amortization	20,894	21,869	42,763
Cash and cash equivalents	36,756	70,821	107,577
Capitalized goodwill	3,888	60,418	64,306
Other identifiable assets	340,103	245,079	585,182
Total assets	380,747	376,318	757,065
Total debt	156,707	4,151	160,858
Headcount in full-time equivalents (1)	1,125	4,830	5,955

Year ended December 31, 2002
Net sales to unaffiliated customers	266,915	251,887	518,802
Gross profit	85,819	104,906	190,725
Earnings (loss) from operations	(42,659)	36,657	(6,002)
Net interest income (expense)	(9,167)	876	(8,291)
Foreign currency transaction gains (losses)	(1,743)	(382)	(2,125)
Income tax benefit (expense)	3,499	(2,334)	1,165
Gain on dilution of investment in subsidiary	1,281	—	1,281
Minority interest	—	(15,890)	(15,890)
Net earnings (loss)	(48,789)	18,927	(29,862)
Capital expenditures	19,706	13,540	33,246
Depreciation	18,047	22,044	40,091
Cash and cash equivalents	13,876	57,115	70,991
Capitalized goodwill	3,888	50,641	54,529
Other identifiable assets	325,827	202,494	528,321
Total assets	343,591	310,250	653,841
Total debt	146,631	426	147,057
Headcount in full-time equivalents (1)	1,226	5,328	6,554

	Front-end	Back-end	Total
Year ended December 31, 2003
Net sales to unaffiliated customers	286,492	295,376	581,868
Gross profit	72,850	128,421	201,271
Earnings (loss) from operations	(45,275)	59,474	14,199
Net interest income (expense)	(10,744)	445	(10,299)
Foreign currency transaction gains (losses)	(1,816)	(663)	(2,479)
Income tax benefit (expense)	(1,400)	(5,712)	(7,112)
Gain on dilution of investment in subsidiary	941	—	941
Minority interest	—	(24,570)	(24,570)
Net earnings (loss)	(58,294)	28,974	(29,320)
Capital expenditures	11,934	18,144	30,078
Depreciation	16,864	17,551	34,415
Impairment charges	3,242	—	3,242
Cash and cash equivalents	102,308	52,549	154,857
Capitalized goodwill	3,888	42,049	45,937
Other identifiable assets	271,013	200,494	471,507
Total assets	377,209	295,092	672,301
Total debt	207,623	—	207,623
Headcount in full-time equivalents (1)	1,179	6,254	7,433

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

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

The geographical information of net sales to unaffiliated customers allocated to individual countries based in the location of the customer and the Company’s long-lived assets allocated to the individual countries in which the Company has operating units is summarized as follows:

	Europe	United States	Japan	Southeast Asia	Corporate	Consolidated
Year ended December 31, 2001
Net sales to unaffiliated customers	113,121	112,479	97,410	238,054	—	561,064
Long-lived assets	21,512	49,782	27,408	110,763	1,894	211,359

Year ended December 31, 2002
Net sales to unaffiliated customers	60,237	152,366	47,514	258,685	—	518,802
Long-lived assets	19,475	46,790	25,863	86,934	1,717	180,779

Year ended December 31, 2003
Net sales to unaffiliated customers	66,428	126,092	69,708	319,640	—	581,868
Long-lived assets	12,845	43,787	22,421	71,209	1,480	151,742

Long-lived assets includes the Company’s assets in property, plant and equipment and the Company’s investment in NuTool, Inc.

NOTE T Selected Operating Expenses and Additional Information

Personnel expenses for employees were as follows:

	Year ended December 31,
	2001	2002	2003
Wages, salaries and social charges	151,902	150,477	151,524
Pensions	7,215	7,924	7,745

	159,117	158,401	159,269

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	Year ended December 31,
	2001	2002	2003
The Netherlands	355	324	343
Other European countries	146	123	127
United States of America	343	378	433
Far East	5,558	5,042	5,844
Japan	223	238	251

	6,625	6,105	6,998

NOTE U Earnings (Loss) per Share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2001	2002	2003
Net earnings (loss) used for purpose of computing basic earnings per share	6,098	(29,862)	(29,320)
After-tax equivalent of interest expense on convertible notes	—	—	—

Net earnings (loss) used for purposes of computing diluted net earnings (loss) per share	6,098	(29,862)	(29,320)

Basic weighted average number of shares outstanding at the end of period used for purpose of computing basic earnings per share	48,944	49,170	49,642
Dilutive effect of stock options	922	—	—
Dilutive effect of exercisable warrants	92	—	—
Dilutive effect of convertible notes	—	—	—

Dilutive weighted average number of shares outstanding	49,958	49,170	49,642

Net earnings (loss) per share:
Basic	0.12	(0.61)	(0.59)
Diluted	0.12	(0.61)	(0.59)

No adjustments have been reflected in the diluted weighted average number of shares and net loss for the year ended December 31, 2002 and 2003 due to the loss reported for the year. For the year ended December 31, 2002, the effect of 957 stock options, 6,101 conversion rights, and 112 exercisable warrants to acquire common stock were anti-dilutive. For the year ended December 31, 2003, the effect of 335 stock options, 8,639 conversion rights, and 60 exercisable warrants to acquire common stock were anti-dilutive.

NOTE V Board Remuneration

Cash remuneration paid or accrued by ASM International N.V. or one of its subsidiaries for members of the Management Board and the Supervisory Board of the Company were as follows:

	Year ended December 31,
				2003	2002
	Base compensation	Bonuses	Pensions	Total	Total
Management Board:
A. H. del Prado	302	—	—	302	302
R. L. de Bakker	186	—	19	205	196
P. Lam See Pong	397	475	76	948	865
H.D.J. Pietersma	413	—	25	438	137

	1,298	475	120	1,893	1,500
Supervisory Board:
P. C. van den Hoek	54	—	—	54	41
E.A.van Amerongen	14	—	—	14	7
A. Baan	14	—	—	14	14
J. M. R. Danneels	14	—	—	14	14
J. den Hoed	14	—	—	14	14
F. C. Rauwenhoff	—	—	—	—	7

	110	—	—	110	97

All remuneration for Mr. P. Lam See Pong relates to the compensation he receives in his capacity of Managing Director of ASMPT.

Mr. Pietersma was appointed member of the Management Board on May 23, 2003. Mr. Pietersma joined the Company on September 8, 2002. The above remuneration includes all compensation paid or accrued since September 8, 2002.

The remuneration for Mr. van den Hoek, includes the compensation he receives as member of the Supervisory Board and the compensation he receives in his capacity of non-executive director of ASMPT.

For members of the Supervisory Board no stock options are issued. Stock options outstanding and movements in the outstanding options for members of the Management Board are as follows:

	Year of grant	Outstanding January 1, 2003	Granted in 2003	Exercised in 2003	Outstanding December 31, 2003	Exercise price		Remaining term, in years
A. H. del Prado	1999	25,000	—	—	25,000	US$	15.44	1
A. H. del Prado	2001	250,000	—	—	250,000	US$	19.32	3
R. L. de Bakker	2000	35,000	—	—	35,000		€11.60	7
P. Lam See Pong	1993	42,000	—	(42,000)	—	US$	0.50	—
P. Lam See Pong	1997	20,000	—	(20,000)	—	US$	8.69	—
P. Lam See Pong	2001	100,000	—	—	100,000	US$	15.44	2
H.D.J. Pietersma	2002	100,000	—	—	100,000		€11.20	4

		572,000	—	(62,000)	510,000

The remuneration and stock option grants for the Management Board has been determined by the Supervisory Board. The options are granted for a term of five or ten years, and become exercisable in equal parts over a five year period. For the exercise of options new shares are issued. The remuneration for the Supervisory Board has been determined by the General Meeting of Shareholders.

In 2003, Mr. P. Lam See Pong in his capacity of Director of the Board of ASMPT was granted 180,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. The shares will be issued in 2004. The market value of these shares at the date of grant amounted to € 657. In 2002 Mr. P. Lam See Pong was granted 180,000 shares in the share capital of ASMPT, which were issued in 2003. The market value of these shares at the date of grant amounted to € 349.

NOTE W Share Ownership and Related Party Transactions

The ownership or controlling interest of outstanding common shares of ASM International N.V. by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2002		December 31, 2003
	Shares owned	Percentage of shares outstanding	Shares owned	Percentage of shares outstanding
Management Board:
A. H. del Prado	3,762,253	7.62%	3,762,253	7.52%
R. L. de Bakker	35,000	0.07%	35,000	0.07%
P. Lam See Pong	445,300	0.90%	395,300	0.79%
Supervisory Board:
P. C. van den Hoek	300,000	0.61%	300,000	0.60%
Stichting Administratiekantoor ASMI	7,692,039	15.58%	7,692,039	15.37%

Stichting Administratiekantoor ASMI is a trust controlled by Mr. A.H. del Prado.

At December 31, 2003 Mr. Lam See Pong was owner of 2,970,000 shares in the share capital of ASMPT and Mr. P.C. van den Hoek was owner of 1,370,000 shares in the share capital of ASMPT. This represents 0.77% and 0.36% of the total outstanding shares of ASMPT, respectively.

On February 13, 2004 the Company received notification of beneficial ownership of 3,325,600 common shares or 6.6 % of the outstanding common shares of ASM International N.V. at December 31, 2003 from Capital Research and Management Company and SMALLCAP World Fund, Inc.

On February 13, 2004 the Company received notification of beneficial ownership of 2,604,350 common shares or 5.2% of the outstanding common shares of ASM International N.V. at December 31, 2003 from Capital Group International, Inc. and Capital Guardian Trust Company.

In December 1999, the Company acquired 24.0% of the outstanding equity of NanoPhotonics AG, a German supplier of precision metrology equipment, for € 407, and the Company’s Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics AG. The Company has a five-year option to purchase the 44.5% interest from the Chief Executive Officer at the same price he paid for his interest in the initial transaction. Due to the issue of new shares by NanoPhotonics to third parties in 2003, the Company holds a 23.61% interest in NanoPhotonics and the Chief Executive Officer holds an interest of 43.77% at December 31, 2003. At December 31, 2002 and December 31, 2003, the Company has provided NanoPhotonics AG with additional financing of € 2,943 and € 4,443, respectively. In 2002 and 2003 the Company purchased equipment from NanoPhotonics AG in the amount of € 209 and € 245, respectively.

In March 2000, the Company made an interest-bearing loan to its Chief Executive Officer in connection with the exercise of stock options at an average interest rate for 2003 of 4.1%. The outstanding amount of the loan is € 2,125 at December 31, 2003 and is secured by the shares received in the stock option exercise. The Company has custody of the shares until the loan is repaid. The loan has been included under other assets in the Balance Sheet.

In October 2001, the Company entered into a strategic alliance with and made an equity investment in NuTool, Inc., a privately owned semiconductor equipment company. The Company made an equity investment of € 20,278 in this California-based company that is a provider of innovative copper deposition technologies. In April 2003 an additional equity investment was made of € 1,229. The total equity interest in NuTool, Inc., as of December 31,

2003 is approximately 15.7%. The purchase price of the investment in 2001 and 2003 was determined by reference to prices paid by other recent strategic investors. In November 2003 the Company provided a 4.12% interest bearing note receivable of US$ 3.0 million to NuTool, Inc. The Company provided this note receivable to fund the operations and general corporate expenses of NuTool, Inc. during the term of the negotiations of a proposed acquisition of NuTool, Inc as further discussed in Note X. The note is repayable upon the consummation or termination of the proposed transaction. The Company has a seat on the Board of NuTool, Inc. In 2002 the Company sold equipment in the amount of € 729 to NuTool, Inc. In 2003 there were no other transactions.

The Chairman of the Supervisory Board, Mr. van den Hoek is a partner in the European law firm of Stibbe. Another partner at Stibbe serves as the Company’s general legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies. Fees for services to Stibbe amounted to € 80 and € 291 in 2002 and 2003, respectively.

NOTE X Subsequent Event

On February 29, 2004 the Company entered into an agreement to acquire NuTool, Inc., a privately-held semiconductor equipment company based in Milpitas, California. The Company currently owns preferred stock representing 15.7% of the fully-diluted common stock of NuTool. The Company will acquire the remaining 84.3% of NuTool in exchange for shares of its common stock. The number of shares to be issued will be determined based on the market value of the Company’s common stock as of the closing date of the transaction. Based on the market value of the Company’s common stock as of February 27, 2004, the number of the Company’s common shares to be issued at closing would be less than 4% of its total shares outstanding, and up to an additional 2% would be issued over the next three years based on NuTool’s achievement of various performance targets. The transaction is subject to NuTool stockholder approval and is expected to close in May 2004.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL N.V.

Date: March 18, 2004	/s/ Arthur H. del Prado

Arthur H. del Prado Chief Executive Officer