Form 20-F
period 2004-12-31
ASM INTERNATIONAL N V
filed 2005-03-31
CIK 351483

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2004

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

Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,617,952 common shares; no preferred shares.

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

As used in this report, the terms “we,” “us,” “our,” “ASM,” “ASMI,” and “ASM International” mean ASM International N.V. and its subsidiaries, unless the context indicates another meaning, and the term “common shares” means our common shares, par value € 0.04 per share. Since we are a Netherlands company, the par value of our common shares is expressed in euros (“€”). The terms “United States,” “U.S.,” and “USA” refer to the United States of America.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected consolidated financial data.

You should read the following selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements.” The selected consolidated financial data presented below as of and for the years ended December 31, 2003 and 2004 have been derived from our audited consolidated financial statements included in Item 18. The selected consolidated financial data presented below as of and for the years ended December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements which are not included in this report.

	2000	2001	2002 [1]	2003 [1]	2004
	(Euros in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	€935,212	€561,064	€518,802	€581,868	€754,245
Cost of sales	(518,027)	(337,743)	(328,077)	(380,597)	(472,501)

Gross profit	417,185	223,321	190,725	201,271	281,744
Operating expenses:
Selling, general and administrative	(147,318)	(111,851)	(108,393)	(108,019)	(107,040)
Research and development, net	(73,800)	(79,661)	(88,334)	(79,053)	(84,874)
Amortization of goodwill	(4,295)	(7,558)	—	—	—
Amortization of purchased technology and other intangible assets	—	—	—	—	(1,389)

Total operating expenses	(225,413)	(199,070)	(196,727)	(187,072)	(193,303)

Earnings (loss) from operations	191,772	24,251	(6,002)	14,199	88,441
Loss on equity investments	—	—	(2,372)	(2,770)	(417)
Interest income	4,699	3,690	1,336	1,393	2,223
Interest expense	(8,236)	(5,031)	(9,627)	(11,692)	(12,570)
Foreign currency transaction gains (losses)	1,942	357	(2,125)	(2,479)	(111)
Income tax benefit (expense)	(22,830)	(4,711)	1,165	(7,112)	(10,575)
Minority interest	(71,107)	(13,373)	(15,890)	(24,570)	(45,608)
Gain on dilution of investment in subsidiary	1,822	915	1,281	941	2,656

Net earnings (loss) before cumulative effect of change in accounting principle	€98,062	€6,098	€(32,234)	€(32,090)	€24,039
Cumulative effect of change in accounting principle, net of tax [2]	(3,790)	—	—	—	—

Net earnings (loss)	€94,272	€6,098	€(32,234)	€(32,090)	€24,039

Basic net earnings (loss) per share from operations	€4.10	€0.50	€(0.12)	€0.29	€1.72

Diluted net earnings (loss) per share from operations	€3.95	€0.49	€(0.12)	€0.29	€1.71

Basic net earnings (loss) per share:
Before cumulative effect of change in accounting principle	€2.09	€0.12	€(0.66)	€(0.65)	€0.47
Cumulative effect of change in accounting principle [2]	(0.08)	—	—	—	—

After cumulative effect of change in accounting principle	€2.01	€0.12	€(0.66)	€(0.65)	€0.47

Diluted net earnings (loss) per share:
Before cumulative effect of change in accounting principle	€2.02	€0.12	€(0.66)	€(0.65)	€0.46
Cumulative effect of change in accounting principle [2]	(0.08)	—	—	—	—

After cumulative effect of change in accounting principle	€1.94	€0.12	€(0.66)	€(0.65)	€0.46

Basic weighted average number of shares	46,810	48,944	49,170	49,642	51,540
Diluted weighted average number of shares	48,703	49,958	49,170	49,642	51,858

	2000		2001		2002 [1]	2003 [1]	2004
Ratios and other data:
Ratio of earnings to fixed charges [3]	24.1	x	5.6	x	— [4]	— [4]	7.8	x
Number of common shares outstanding (in thousands)	48,797		49,070		49,370	50,062	52,618
Dividends declared	—		—		—	—	—

	December 31,
	2000	2001	2002 [1]	2003 [1]	2004
	(Euros in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	€106,805	€107,577	€70,991	€154,857	€218,614
Total assets	777,940	757,065	648,695	661,978	823,834
Total debt	76,280	160,858	147,057	207,623	297,253
Total shareholders’ equity	308,322	320,910	260,396	204,609	256,716

(1)	We retroactively amended our consolidated financial statements, as required under US GAAP, to account for NuTool, Inc. (“NuTool”) using the equity method of accounting as a result of our acquisition of the remaining interest in NuTool on June 2, 2004.

(2)	The cumulative effect of the change in the accounting principle relates to the effect on prior years of the impact of the adoption of SEC Staff Accounting Bulletin 101, effective as of January 1, 2000, which sets forth guidelines on the timing of revenue recognition of sales. The pro forma amounts presented assume that these accounting principles were applied retroactively.

(3)	The ratio of earnings to fixed charges is computed by dividing:

•	earnings (loss) before cumulative effect of change in accounting principle and before income taxes and minority interest plus fixed charges; by

•	fixed charges.

Fixed charges consist of interest expense, not including interest expense related to operational leases. Also not included in fixed charges is the loss for the early extinguishment of convertible subordinated notes of € 1.2 million which has been recorded as interest expense in the Consolidated Statement of Operations for the year 2004. See Item 4.a. “Information on the Company—History and development of the Company.”

(4)	Earnings, as calculated for purposes of the ratios, were not sufficient to cover fixed charges. The coverage deficiency was € 18.8 million for the year 2002 and € 1.3 million for the year 2003.

Exchange Rate Information

The following table sets forth, for each period indicated, specified information regarding the United States dollar per euro exchange rates based on the noon buying rate in New York City for cable transfers payable in euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.” On March 23, 2005, the noon buying rate was 1.3005 United States dollars per euro.

U.S. Dollar per Euro Exchange Rate

	September 2004	October 2004	November 2004	December 2004	January 2005	February 2005	March 2005[1]

High	1.2417	1.2783	1.3288	1.3625	1.3476	1.3274	1.3465
Low	1.2052	1.2271	1.2703	1.3224	1.2954	1.2773	1.3005

	Years Ended December 31,
	2000	2001	2002	2003	2004
Average exchange rate [2]	0.9207	0.8909	0.9453	1.1411	1.2464

(1)	Through March 23, 2005

(2)	Average of the exchange rate on the last day of each month during the period presented.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. (“ASM Pacific Technology” or “ASMPT”), business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products and product shipment dates. These statements may be found under “Operating and Financial Review and Prospects,” and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in Item 4 “Information on the Company” and the following discussion of risks.

RISKS RELATED TO OUR INDUSTRY

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Starting in late 2000, the semiconductor industry experienced a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. The 2000 downturn lasted longer than past cycles and, although conditions in the semiconductor equipment market recovered in the fourth quarter of 2003 and the first half of 2004, the market weakened in the third quarter of 2004 and remains volatile and hard to predict. Semiconductor manufacturers may contribute to the severity of these cycles by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. In any event, the lag between changes in demand for semiconductor devices and changes in demand for our products by semiconductor manufacturers accentuates the intensity of these cycles in both expansion and contraction phases. We may not be able to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products that we cannot sell. During periods of extended downturn, a portion of our inventory may have to be written down if it is not sold.

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

Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics, copper deposition and silicon or silicon-germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

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

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. In 2004, we invested € 84.9 million in research and development, or 11.3 % of our net sales. Because of intense competition in our industry, the cost of failing to invest in strategic developments is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

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

Our recent acquisitions and any acquisitions or investments we may make in the future could disrupt our business and harm our financial condition.

In June 2004 we acquired the remaining 84.3% interest in NuTool, Inc. (“NuTool”) that we did not already own and in August 2004 we acquired Genitech, Inc. (“Genitech”). In addition, we intend to consider additional investments in complementary businesses, products or technologies. We may not be able to successfully integrate these businesses and any businesses, products, technologies or personnel that we might acquire in the future, and we may not realize the anticipated benefits from such acquisitions. In particular, our operation of acquired businesses involves numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience;

•	risks associated with installation, service and maintenance of equipment of which we have limited or no prior experience;

•	limited technical documentation of the equipment developed in the acquired company; and

•	potential loss of key employees, particularly those of the acquired organizations.

In addition, in the event of any future acquisitions of such businesses, products or technologies, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur impairment expenses related to goodwill and other intangible assets; or

•	incur large and immediate accounting write-offs.

Substantially all of our equipment orders are subject to operating, performance, safety or economic specifications. We occasionally experience unforeseen difficulties in compliance with these criteria, which can result in increased design, installation and other costs and expenses.

Substantially all of our equipment sales are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience unforeseen difficulties in demonstrating compliance with these criteria, which can lead to unanticipated expenses for the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our cost of goods sold and operating income will be adversely affected. If we are not able to demonstrate compliance with the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial action, including payment of damages, any one of which could negatively affect our operating income.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 10.9% and our ten largest customers accounted for 36.5% of our net sales in 2004. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth and ongoing research and development activities. If we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require additional capital to finance our future growth and fund our ongoing research and development activities beyond 2005. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

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

We could be harmed by the loss of key management.

The success of our operations depends in significant part upon the experience of our management team. We do not have employment agreements with some members of our management team and we do not maintain “key man” life insurance policies. The loss of services from our key executives could harm our business, prospects, financial condition and results of operations.

We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel particularly during sustained economic upturns in the industry. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. Although we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates, we do not maintain insurance to protect against the loss of key executives or employees. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

We are not currently focused on attracting new key personnel. We have in the past experienced intense competition for skilled personnel during market expansions and believe competition will again be intense if the semiconductor market experiences a sustained expansion. Consequently, we generally attempt to minimize reductions in skilled personnel in reaction to industry downturns, which reduces our ability to lower costs by payroll reduction.

Although we currently are a majority shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours. This event would have a significant negative effect on our consolidated net earnings from operations.

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

We maintain our majority interest in ASM Pacific Technology by purchasing shares from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares is issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could further be diluted if ASM Pacific Technology issues additional equity. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of a majority of shareholders, which means that, at present, our approval would be required. Although we intend to continue to purchase shares of ASM Pacific Technology if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources at that time.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2004, we owned 53.84% of ASM Pacific Technology through our wholly-owned subsidiary, Advanced Semiconductor Materials (Netherlands Antilles) N.V., a Netherlands Antilles company, and the remaining 46.16% was owned by the public.

Although two of the six directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows available for our front-end segment is derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would negatively impact the cash position of our front-end segment for that year and reduce cash available to service our indebtedness. Cash dividends received from ASM Pacific Technology totaled € 29.5 million, € 24.1 million, and € 40.4 million in 2002, 2003 and 2004, respectively.

The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify both of the two affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. In particular, under the Hong Kong Takeover Code we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

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

Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to customers having a competing installed base, which could limit our growth in sales and market share.

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

In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Unrelated to our 1997 settlement with Applied Materials, Inc. (“Applied Materials”), discussed below, we entered into a settlement agreement with Applied Materials in August 2004 dismissing all claims and counter-claims over certain patent infringement proceedings in the United States without prejudice and without payment of any kind by any party and without licensing any patents. In addition, in April 2003, we and our subsidiary, ASM America, Inc. (“ASM America”), entered into a binding memorandum of understanding regarding the settlement of mutual patent infringement claims between ASM America and Genus, Inc. (“Genus”). In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. For additional information regarding this matter see Note 18 and Note 28 to our consolidated financial statements.

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

Intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell, produce, use, have produced, have sold, or have used the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials a settlement fee and to grant it a worldwide, non-exclusive and royalty-free license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. Our obligation to pay certain royalties to Applied Materials continues until the expiration of the corresponding underlying patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants, which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

Additional litigation with Applied Materials regarding other matters or the operation of the settlement agreement itself could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position. For additional information regarding our recent litigation with Applied Materials see Note 18 to our consolidated financial statements.

We operate worldwide; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

We market and sell our products and services throughout the world. A substantial portion of our manufacturing employees and operations are in the People’s Republic of China and the success of our business depends on our operations there. In addition, we have manufacturing facilities in Singapore and Malaysia and assembly facilities in the Netherlands, the United States, Japan, Hong Kong and Singapore. Our operations are subject to risks inherent in doing business internationally, including:

•	unexpected changes in regulatory requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	fluctuations in exchange rates and currency controls;

•	political conditions and instability, particularly in the countries in which our manufacturing facilities are located;

•	economic conditions and instability;

•	terrorist activities;

•	human health emergencies, such as the outbreak of infectious diseases or viruses, particularly in the countries in which our manufacturing facilities are located;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

To the extent that such disruptions slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected.

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

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In February 2003, the European Commission published a directive on waste electrical and electronic equipment (“WEEE”) (Directive 2002/96/EC, which was amended in December 2003 by Directive 2003/108/EC), and which has been implemented in the Netherlands. In principle, the rules result in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection and separation of WEEE. Producers of WEEE will have to provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE by August 13, 2005. Another directive of the European Commission (Directive 2002/95/EC) provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. These measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

Members of our Supervisory Board and Management Board and our executive officers control approximately 23.3% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board, and makes it substantially more difficult for a shareholder group to remove or elect such members without the support of management.

Our Chairman and Chief Executive Officer controlled approximately 21.8% of the voting power of our outstanding common shares as of December 31, 2004, and the members of our Supervisory Board and Management Board and all our executive officers as a group controlled approximately 23.3% of the voting power of our outstanding common shares as of that date. Accordingly, these persons have significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated by the Supervisory Board for appointment by shareholders to the Supervisory Board and Management Board at the annual general meeting of shareholders are so appointed unless shareholders reject such nomination by a vote of at least two-thirds of the votes cast, provided that the votes to reject represent at least 50% of all issued and outstanding shares eligible to vote. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of management.

Our anti-takeover provisions may prevent a beneficial change of control.

Our shareholders have granted to Stichting Continuïteit ASM International, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7. “Major Shareholders and Related Party Transactions.”

These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

We must offer a possible change of control transaction to Applied Materials first.

Pursuant to our 1997 settlement agreement with Applied Materials, one of our competitors, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2004 and December 31, 2004, the sales price of our common shares, as reported on the NASDAQ Stock

Market, ranged from a low of US$ 12.80 to a high of US$ 27.61. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following:

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	changes in analysts’ earnings estimates;

•	developments in the financial markets;

•	quarterly fluctuations in operating results;

•	general economic, political and market conditions, such as recessions or international currency fluctuations; or

•	general conditions in the semiconductor and semiconductor equipment industries.

In addition, public stock markets frequently experience substantial price and trading volume volatility, particularly in the high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common shares.

Compliance with Internal Controls Evaluations and Attestation Requirements.

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the U.S. Securities and Exchange Commission pursuant to the Act. Under section 404 of the Sarbanes-Oxley Act and the related regulations we are required to perform an evaluation of our internal controls over financial reporting and have our independent auditor publicly attest to this evaluation beginning with the year ended December 31, 2006. We have commenced the evaluation and expect to complete it in the course of 2005. We expect internal control evaluations and attestation requirements to be time-consuming and expensive. If we would fail to complete the evaluation of our internal controls over financial reporting in time, if we would identify material weaknesses in these internal controls, or if our independent accountant could not timely attest to our evaluation, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our common shares.

Our Financial Condition and Results of Operations Reported in Accordance with International Financial Reporting Standards May Differ from our Financial Position and Results of Operations Reported in Accordance with US GAAP.

Since we are listed on the NASDAQ Stock Market and required to file an Annual Report on Form 20-F with the Securities and Exchange Commission, we publish our primary consolidated financial statements in accordance with Generally Accepted Accounting Principles in the U.S. (“US GAAP”).

Since we are a legal entity incorporated in the Netherlands and listed on the Euronext Amsterdam Stock Exchange (“Euronext Amsterdam”) we are required by European regulations to publish our statutory consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) from 2005 onwards. Our first consolidated financial statements in accordance with IFRS will be the Annual Report for 2005, including the consolidated financial statements of 2004 for comparison purposes.

Our financial position and results of operations reported in accordance with IFRS will differ from our financial position and results of operations reported in accordance with US GAAP, which may adversely affect the market price of our common shares.

See Item 5. “Operation and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—International Financial Reporting Standards.”

Item 4. Information on the Company

The information in this Item 4 should be read in conjunction with the risks discussed under Item 3.D “Risk Factors.”

A. History and development of the Company.

ASM International N.V. was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was previously known as Advanced Semiconductor Materials

International N.V. Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands. Our telephone number at that location is +31 30 229 84 11. Our authorized agent in the United States is our subsidiary, ASM America, a Delaware corporation, located at 3440 East University Drive, Phoenix, Arizona 85034, USA.

In October 2001, we entered into a strategic alliance with and made an equity investment of US$ 18.0 million (€ 20.3 million at the then prevailing exchange rate) in NuTool, a privately held semiconductor technology company located in California, USA. In April 2003 an additional equity investment was made of US$ 1.4 million (€ 1.2 million at the then prevailing exchange rate), resulting in an equity interest of 15.7% at December 31, 2003. On June 2, 2004, we acquired the remaining 84.3% interest in NuTool. Subsequent to the acquisition, NuTool’s name was changed to ASM NuTool, Inc. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The acquisition of NuTool provides us with additional competitive solutions to address the industry’s transition to copper metallization.

On August 5, 2004, we acquired 100% of the common shares in Genitech, a privately-held semiconductor equipment supplier based in South Korea. Genitech develops and manufactures next generation semiconductor processing equipment for thin film deposition and copper metallization. Genitech’s Plasma Enhanced Atomic Layer Deposition (PEALD), provides complementary solutions to our Atomic Layer Deposition (ALD). The use of a plasma allows higher quality films to be deposited at lower temperatures, and is attractive for certain applications. Genitech’s Superfill CVD addresses the need for superconformal copper deposition in very small gaps, which will be critical for the smaller device geometries at 32nm and beyond.

In December 2004 we strengthened our balance sheet through a private placement of US$ 150.0 million of 4.25% convertible subordinated notes, which are due December 2011. As of December 31, 2004 we had used US$ 17.5 million of the proceeds to repurchase US$ 16.1 million of the US$ 115 million outstanding principal amount of our 5% convertible subordinated notes due November 2005. The loss for the early extinguishment of the notes of € 1.2 million has been recorded as interest expense in the Consolidated Statement of Operations for the year 2004. Between January 1, 2005 and March 23, 2005 we used an additional US$ 5.0 million of the proceeds to repurchase US$ 4.6 million in outstanding principal amount of our 5% convertible subordinated notes due November 2005.

B. Business overview.

Introduction

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor manufacturing industry. Front-end equipment performs various fabrication processes in which thin films, or layers, of electronically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles, packages and tests the dies in order to create semiconductor devices. We believe that, at least to date, the front-end and back-end react differently to market forces in the highly cyclical semiconductor industry and that operating in both segments may reduce the impact of business cycles on our operations.

Our front-end manufacturing facilities in the Netherlands, the United States, Japan and Singapore enable us to interact closely with customers in the world’s major semiconductor design and wafer processing markets: Europe, North America and Asia. Our products in the front-end market segment grow or deposit thin films onto wafers primarily using a process called chemical vapor deposition, or CVD. CVD deposits films on the wafer’s surface through chemical reactions using gases and vapors at elevated temperatures. Front-end operations accounted for 49.2% of our net sales in 2003 and 47.1% of our net sales in 2004.

Our back-end business facilities are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia, close to where most assembly and packaging operations are located. Our products in the back-end market assemble and package individual dies into finished semiconductor devices using stand alone and automated lines of equipment. We also manufacture leadframes, which are copper carriers on which dies are mounted as part of the back-end assembly process. Back-end operations accounted for 50.8% of our net sales in 2003 and 52.9% of our net sales in 2004.

Our front-end business is conducted through wholly-owned subsidiaries, the most significant of which are ASM Europe B.V. (“ASM Europe”), located in the Netherlands, ASM America, Inc. (“ASM America”),

located in the United States, and ASM Japan K.K. (“ASM Japan”), located in Japan. Our back-end business is conducted through our majority-owned subsidiary, ASM Pacific Technology Ltd. (“ASM Pacific Technology” or “ASMPT”), with principal operations in Hong Kong, Singapore, the People’s Republic of China and Malaysia. As of December 31, 2004, we owned 53.84% of the outstanding equity of ASM Pacific Technology.

Our Strategy

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations and manufacturing base. We intend to enhance our market position by providing customers with advanced, cost-effective, reliable products and global customer service and support. The key elements of our strategy include:

•	Advancing our existing technology by developing applications for new materials and processes that increase performance of semiconductor devices and reduce customer cost of ownership.

•	Leveraging our strong technology capabilities to capture market share upon advancements in technology, such as the shift to 300mm wafers.

•	Strengthening our relationships with independent research institutes, universities, customers and suppliers and entering into strategic alliances to enhance the scope and depth of our research and development activities.

•	Expanding our intellectual property portfolio by filing patent applications for key developments in our equipment, software and processes.

•	Maintaining our global reach through our operating, sales and service facilities in key parts of the world to establish and maintain long-term customer relationships.

•	Increasing operating efficiency and reducing manufacturing costs.

Trademarks

ASM, the ASM International logo, A600 UHV, Advance, Aurora, Carbonspeed, Coppermine, Dragon, ECMP, Eagle, Epsilon, IDEALine, Levitor, LuminaCu, Nutool, Polygon, Pulsar, Rapidfire and Silcore are our registered trademarks. A400, A412, A4ALD, AD898, AD900, ALCVD, Atomic Layer CVD, Better Logic, Eagle60 ECMD, EmerALD, Harrier, Hummingbird, IDEALmold, New Technology, Pinnacle Gating System, RL-CMP, SmartBatch, SR900 and TwinEagle are our trademarks. The Process of Innovation is our service mark.

Industry Background

Semiconductor devices are the key enablers of the electronic age. Starting with the invention of the transistor, constant advances in design and manufacture of these devices have made possible the extraordinary variety of smart products widely available today. Two products in particular were spawned by the evolution in semiconductor technology: the personal computer and the mobile telephone, which together have revolutionized communication and information sharing. These products were made possible by advances in integrated circuits (large numbers of individual transistors and components designed as a system) that allow increasingly large numbers of operations to be performed by increasingly small devices in decreasing fractions of a second. The markets for personal computers and mobile phones demand increased performance and functionality. This, plus the constant increase in the number of applications for semiconductor devices, has created continuing demand for devices that are smaller, faster, more energy efficient and cheaper. The mobile phone and other wireless communication devices have accelerated this demand because smaller size and lower power consumption are particularly important.

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

The primary focus in achieving better performing integrated circuits has been to reduce the size of individual transistors, to increase the number of transistors that can fit within a given size device. Shrinking reduces the power needed to activate a single transistor and increases speed by reducing the distance between, and within, transistors. Shrinking also reduces the cost of each device, as the same number of process steps are amortized over a large number of devices. The primary focus in reducing cost has been to increase the size of the wafer (the silicon substrate upon which semiconductors are built) so that more devices can be produced in each production cycle. In order to implement these advances in technology through shrinking devices or increasing wafer size, device manufacturers must upgrade their equipment. As a result, semiconductor equipment companies develop tools along a broadly defined technology roadmap and once tools for each step of the new production process have been established, semiconductor manufacturers can build new lines to incorporate the latest technology. Because semiconductor manufacturers are subject to business and consumer purchase patterns that are driven by demand for new products or applications and larger macro-economic factors, they attempt to time the large increase in supply created by a new fabrication facility with the demand factors for their end products. The inherent difficulty in matching new supply and the ever-shortening product life-cycles results in the high volatility associated with the semiconductor industry.

Semiconductor Manufacturing Processes

Overview

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

In the wafer manufacturing segment a large single crystal of very pure silicon is grown from molten silicon. The crystal is then sliced into a large number of thin slices, or wafers, of single crystalline silicon. These slices are polished to an atomic level flatness before the next steps are executed. For advanced applications, some layers are deposited on the wafer for later use, either by epitaxy or diffusion/oxidation (described below). Epitaxial wafers are even flatter and contain less defects at the surface than polished wafers. Some wafers are made with an embedded electrically insulating layer, such as silicon oxide, just below a very thin top layer of pure silicon. These special wafers are called Silicon-on Insulator or SOI wafers and are used for some of the most advanced microprocessors. The finished wafers, still without pattern on them, are shipped to the integrated device manufacturers and foundries for further processing.

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

In the back-end, or assembly and packaging, segment, wafers are cut into individual dies or chips. These chips or dies are mounted in a hermetically sealed package with as few as two or as many as several thousand separate electrical leads for connection to printed circuit boards containing other components to make part of a finished product.

The primary steps involved in wafer processing are described below. Many of these steps are repeated in a certain sequence, depending on the function of the device, which determines its complexity. Complex microprocessors typically are composed of more than 100 layers of conducting, insulating or semiconducting material.

We are most active in developing and manufacturing the equipment used by semiconductor manufacturers in the deposition processes, i.e., those steps which involve creation of insulating, conducting and semiconducting layers on the wafer surface.

Front-end Processes

The following is an alphabetical list of the principal front-end processes used by semiconductor manufacturers:

•	Atomic Layer Deposition (ALD) is an advanced technology which deposits single atomic layers on wafers one at a time at low temperatures. This process is used to create ultra-thin films of exceptional quality and flatness.

•	Chemical Mechanical Polishing (CMP) is a technology which planarizes, or levels, layers deposited on wafers by polishing them with a chemical solution called slurry. Planarization reduces the vertical height differences of the various layers. This increases the number of layers which can be processed without introducing reliability problems.

•	Electrochemical Mechanical Polishing (ECMP) is CMP aided by an electrical current.

•	Chemical Vapor Deposition (CVD) is a technique in which one or more gaseous reactors are used to form a solid insulating or conducting layer on the surface of a wafer. Several forms of CVD exist, each used for a particular application. These different forms are explained below.

•	Clean removes undesirable contaminants from the wafer’s surface.

•	Diffusion and Oxidation are high-temperature processes that change the electrical characteristics of layers. Diffusion is used to make impurities introduced by ion implantation electrically active. Oxidation forms a silicon oxide layer on the wafer’s surface, which acts as an insulative or protective layer over the wafers surface.

•	Electroplating or Electrochemical Deposition (ECD) deposits a layer of metal from a complex liquid solution, containing metal salts and certain additives, by passing an electrical current through that solution and towards the surface of the wafer.

•	Electrochemical Mechanical Deposition (ECMD) deposits a layer of metal through electroplating, while simultaneously planarizing the surface. Usually copper metal is deposited.

•	Electroplating deposits a layer of metal from a liquid solution of a metal salt by passing an electrical current.

•	Epitaxy involves the deposition of silicon or silicon compounds on the wafer, continuing and perfecting the crystal structure of the bare wafer underneath. Epitaxy improves the electrical characteristics of the wafer surface, making it suitable for highly complex microprocessors and memory devices.

•	Etch reproduces the pattern imprinted by lithography by removing excess material from the uppermost layer of the wafer.

•	Ion Implantation is a process in which wafers are bombarded with ions to introduce dopant atoms, or impurities, into the wafer to improve its electrical characteristics. Silicon conducts little or no electricity. In order to have electrical current within a layer, it is necessary to place small amounts of impurities into the layer.

•	Lithography is used to print the various layer patterns of the semiconductor device on the uppermost layer of the wafer. These patterns determine the functions of the semiconductor device.

•	Low Pressure Chemical Vapor Deposition (LPCVD) performs CVD under high temperature, low pressure conditions to deposit insulating or conductive layers.

•	Metal Organic Chemical Vapor Deposition (MOCVD) is a special CVD process which employs metal-organic compounds to deposit metal films. Metal-organic compounds are used to more easily turn the metals into a metal containing vapor.

•	Metrology is used to measure the width of lines on semiconductor devices, the thickness of layers, the surface profiles of layers, and certain electrical properties of layers.

•	Plasma Enhanced Chemical Vapor Deposition (PECVD) performs CVD by the use of a vapor containing electrically charged particles or plasma. The plasma makes the vapor more reactive.

•	Plasma Enhanced Atomic Layer Deposition (PEALD) is ALD assisted by a plasma. The plasma makes one or more of the reactants more reactive.

•	Physical Vapor Deposition (PVD) deposits a thin layer of metal on the wafer surface for electrical contacts and wires through a process called “sputtering.”

•	Probing is a process in which electrical and functional tests are performed on each die and defective ones are marked on the wafer so that they can be discarded prior to the back-end processing.

•	Rapid Thermal Chemical Vapor Deposition (RTCVD) is a technique similar to LPCVD, but deposits a film on one wafer at a time.

•	Rapid Thermal Processing (RTP) is used to expose single wafers to heat over a short period of time.

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

Back-end Processes

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

Industry Trends

The continuous demand for smaller, faster and cheaper semiconductors drives the technology advances in the material fabrication process. The size of the transistors is measured by the individual feature sizes, or line widths, and current leading-edge devices are produced with line widths as small as 130 nanometers (one billionth of a meter). The industry is ramping up from pilot to high volume production of devices with 90nm feature sizes and critical process equipment is now being developed and tested for line widths at or below 65nm. Today, we support 130nm technology equipment and are supporting the 90nm volume ramp. In addition, we have qualified and are working on qualifying 65nm equipment for production and developing new 45nm and 32nm technology in our laboratories. New orders are predominantly for 300mm and 200mm wafer processing.

In developing and piloting these advanced tools, the industry has encountered new physical barriers that require different solutions. In lithography, the most advanced light sources are based on 193nm wavelengths resulting in feature sizes that now are smaller than the wavelength of the light source. This is similar to painting a thin line with a thick brush. In order to increase device speeds, the focus has shifted to the interconnection layer between the transistors. This layer historically has been aluminum, but the superior performance of copper has resulted in a shift toward copper. Copper is not as easy to work with because it can contaminate and so a barrier layer must be placed around it to avoid contamination of the other layers. New methods of depositing ultra-thin layers of copper, including Atomic Layer Deposition and Metal Organic Chemical Vapor Deposition, are being developed to address these challenges.

The move to copper and low-k (high insulating) materials is now in full swing. Substantially all advanced micro processors now use mainly copper wires in low-k material to connect the transistors. The trend is toward harder dielectrics with lower k-values, improved planarity and a more extensive use of low-k materials. Harder dielectrics are more resistant to the necessary polishing step and lower k-values of the dielectrics enable faster chips. Improved planarity allows semiconductor manufacturers to stack more layers on a device, thus making more complex devices. NuTool, a California, USA based company, which we acquired on June 2, 2004, develops and manufactures copper deposition equipment to address this need.

Understanding the mechanical forces inherent in packaging processes is a key consideration in the industry’s transition to copper and low-k interconnect structures. For example, applying force that exceeds the cohesive strength of the low-k dielectric, or the adhesive strength of one of the interfaces in a stack, will result in failure. We believe that our Aurora chemistry produces one of the hardest and strongest low-k value materials for current microprocessor manufacturing.

As the only major semiconductor equipment supplier with extensive competencies in both front-end and back-end segments, we believe we are uniquely positioned to benefit from further synergies between these segments, and to provide an ultimate seamless solution that could improve semiconductor production processes.

The industry seeks to improve transistor performance as well by introducing new materials and device designs. For example, Silicon-Germanium (SiGe) now is critical to the formation of high-frequency transistors used in broadband and wireless telecommunications. An even more advanced form of this process, Silicon-Germanium-Carbon, further reduces power consumption of wireless telecommunication chips, while maintaining high operating frequency.

The next generation of ultra-thin transistors will require new process technology such as the use of silicon-on-insulator, or SOI wafers. SOI is an advanced isolation technology, which will be used in advanced, low power microprocessors. Either on SOI wafers or on regular silicon wafers, layers of SiGe and Strained Silicon are also deposited to further increase the speed of transistors. It has been found that electrons move faster through a Strained Silicon layer. Strained Silicon technology uses a large part of the SiGe knowledge developed for wireless chips, thus effectively leveraging related research and development investments.

For very small transistors with line-widths below about 65nm, new and extremely thin gate dielectrics are needed. Atomic Layer Deposition, or Plasma Enhanced Atomic Layer Deposition is a convenient technique to produce insulators of high-k dielectric materials with reduced leakage. For electronic manufacturers, the lower power advantages provided by high-k gate insulator electronics will extend the battery-life of electronic products, which in turn will accelerate advances in portable electronics.

Semiconductor manufacturers are also seeking to reduce the cost of producing semiconductor devices by increasing the diameter of the wafers on which the semiconductor devices are being layered. The maximum diameter of wafers has increased from the current industry standard introduced in the early 1990s of 200mm, or about eight inches, to 300mm, or about twelve inches. The move toward larger wafer sizes is driven by cost efficiency, since a 300mm wafer holds more than 2.25 times more dies than a conventional 200mm wafer. Presently, many large semiconductor companies have 300mm facilities in production or have teamed with others to implement the 300mm transition.

The industry faces the dual challenges of increasingly small line widths and larger wafer sizes. Historically, once an equipment manufacturer’s product has been designed into a semiconductor manufacturer’s production line, it is very difficult for a different equipment manufacturer to displace them. In the current environment however, the massive shifts in technology and size create opportunities to replace incumbent suppliers. Most of the equipment for 90nm technology has now been selected for ramp-up, and we are participating in this ramp-up with platforms for vertical furnaces, epitaxy, and low-k materials. For 65nm technology, we are fully involved in the industry leader’s qualification and development programs. Thus our investments in technology over the last five years have provided us with a strong technology platform from which we have and, we believe, will continue to successfully compete for orders.

To achieve improved yield, semiconductor equipment manufacturers have focused on extensive in-process metrology as a way to isolate and improve specific steps in the manufacture of devices. The measurements conducted by metrology equipment are becoming a more integral part of the semiconductor manufacturing process. Semiconductor manufacturers are requiring equipment that can make more precise and new kinds of measurements, and provide results of these measurements faster by integration of the measurement tools into the processing equipment. We have responded by integrating certain metrology functions in our A412 vertical furnaces and plan to expand integrated metrology to more products. However, it is unclear how fast integrated metrology will be accepted by semiconductor manufacturers.

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

The following table sets forth the main manufacturing processes used in the front-end and back-end market segments and indicates the markets in which we participate:

Front-end Products

The following table lists our principal front-end equipment products and the years in which initial production units were first made available to customers:

PRODUCT FAMILY	KEY PROCESSES	PRODUCTS [1]	YEAR INTRODUCED
Single Wafer Thermal CVD Systems	• Epitaxy • CVD • RTCVD	Epsilon One thermal CVD system [2]	1988
		Epsilon Two thermal CVD system [2]	1990
		Epsilon 2000 thermal CVD system	1997
		Epsilon 2500 thermal CVD system	1997
		Epsilon 3000 thermal CVD system (300mm)	1997
		Epsilon 3200 thermal CVD system (300mm)	2004
Vertical Batch Processing Systems	• LPCVD • Diffusion • Oxidation • ALD	A400 processing system	1994
		A412 processing system (200 and 300mm)	1998
		A4ALD processing system (200 and 300mm)	2002
		A4ALD SmartBatch processing system (300mm)	2003
Single Wafer Plasma Enhanced CVD Systems	• PECVD	Eagle 10 system	1993
		Eagle 10 TRIDENT system	1997
		Eagle 12 Rapidfire system (300mm)	1998
		Dragon 2300 system (300mm)	2002
Single Wafer RTP Systems	• Anneal • Oxidation	Levitor 4000 system [3]	2000
		Levitor 4300 system (200mm and 300mm)	2003
Single Wafer Atomic Layer Deposition Modules and Systems	• RTCVD • ALD • PEALD	Epsilon 2500 or 3000 module [4]	1997
		Pulsar 2000 module [4,5]	1999
		Pulsar 3000 module (200mm and 300mm)	2001
		EmerALD PEALD Module (200 and 300mm)	2004
Platforms [6]	• Clustered processes	Polygon 8200, platform	1997
		Polygon 8300, platform (300mm)	2001
Single Wafer Electrochemical Deposition and Polishing Systems	• ECD • ECMD • ECMP • CMP	LuminaCu ECMD system (200 and 300mm)	2000
		LuminaCu RL-CMP system (200 and 300mm) [7]	2003
Enabling Process Chemistries	• RTCVD • LPCVD • PECVD	New Technology	2002
		Aurora	1999

(1)	Epsilon, Advance, Dragon, Eagle, Pulsar, Levitor, Aurora, Polygon, Rapidfire, A400, A412, A4ALD, ECMD, ECMP, RL-CMP, PEALD, LuminaCu EmerALD, Smartbatch, and New Technology, are used, pending or registered as ASM trademarks in the U.S. and/or other countries.

(2)	This product has been replaced by the Epsilon 2000 and Epsilon 2500. Although it is no longer sold, it still forms an important part of our installed base and generates service and spare parts revenue.

(3)	This product has been replaced by the Levitor 4300.

(4)	These modules have the same reactor section as the corresponding single wafer stand-alone systems.

(5)	This product has been replaced by the Pulsar 3000. Although it is no longer sold it still forms an important part of our installed base and generates service and spare parts revenue.

(6)	These platforms are not sold separately but only in conjunction with one or more ALD, PEALD or RTCVD modules.

(7)	At this time this product is not actively marketed.

Single Wafer Thermal CVD Systems

Our Epsilon products heat wafers to high temperatures using infrared lamps, forming a film on the surface of a single wafer by applying RTCVD. The main current use of the Epsilon is for epitaxy of silicon and silicon-germanium alloys.

Our Epsilon 3000 is the first 300mm SiGe System used for manufacturing of strained silicon layers. We offer both stand-alone equipment and modules that can be integrated with our Polygon system.

Vertical Batch Processing Systems

The Advance 400 series vertical batch processing systems process up to 150 wafers at a time to high temperatures. These reactors load wafers into a carrier, which is pushed into the heated reactor for diffusion, oxidation or CVD processing. The A400 vertical batch processing system and the A412 300mm version have demonstrated to be the most productive systems of their kind in the industry. The A4ALD processing system, enabling ALD technology specifically developed for a batch reactor, is a good alternative for thicker films to the Pulsar single wafer ALD products. Thus, the availability of A4ALD effectively extends the application area of ALD. The A412 SmartBatch is a batch furnace offering cycle times equivalent to that of a single wafer system.

Single Wafer Plasma Enhanced CVD Systems

The Eagle series systems are single wafer systems that deposit films on wafers using a plasma. The Eagle systems are most often utilized for depositing insulators, such as silicon oxide, silicon nitride, and low-k dielectric films used in interconnect circuits. The Eagle 10 TRIDENT and the Eagle 12 Rapidfire (300mm) systems each have three chambers configured for enhanced productivity. The simplicity of these systems results in low cost, high reliability and low maintenance. Our Aurora low-k films are made in the Eagle PECVD systems and are now being used in 90nm device manufacturing. The Dragon 2300, introduced in 2002, demonstrates high wafer throughput, high uptime, low energy consumption and cost of operating, while offering what we believe is the smallest footprint of any high volume manufacturing tool.

Single Wafer RTP Systems

In our RTP product, the Levitor reactor, the wafer floats on a cushion of gas and does not require lamps for heating. Compared to existing lamp-based RTP systems, the Levitor reactor allows very fast heating and cooling of the wafers and a more efficient and cost-effective solution. The product has been evaluated successfully by two European research and development labs and two end-users, and can now be deployed for high volume manufacturing. Large numbers of demonstrations have been run in our application labs, including demonstrations on transparent glass wafers for displays. We have secured orders from leading semiconductor manufacturers, and we are competing with conventional RTP equipment suppliers for orders of other leading semiconductor manufacturers.

Single Wafer Atomic Layer Deposition Systems Modules and Systems

Our Pulsar 2000 system for atomic layer deposition is already in commercial production in the markets for magnetic heads. With the Pulsar 3000 reactors (200mm and 300mm), we offer modules that can be integrated with our Polygon platform into an ALD system. These Polygon ALD systems are currently being selected for advanced (90nm or below) CMOS device manufacturing. The EmerALD module implements the PEALD technology acquired from Genitech, and can also be mounted on the same Polygon platforms. Our proprietary ALD and PEALD processes (collectively called ALCVD) are the most advanced in the industry and in development for certain applications, such as high-k gate applications, RF and DRAM capacitors, and non volatile memories.

Single Wafer Electrochemical Deposition and Polishing Systems

The LuminaCu Platform is ASM Nutool’s platform for copper electroplating and polishing technology. Supporting both 200mm and 300mm wafers, LuminaCu meets productivity requirements of advanced interconnect manufacturing. ASM NuTool’s revolutionary Electrochemical Mechanical Deposition (ECMD) process is implemented on the LuminaCu platform to provide void free gap fill with thin planar copper overburden for 65nm and 45nm node technologies. Benefits of the ECMD technology include: minimized within-die and die-to-die planarity, reduced copper CMP over-polish time, significantly reduced cost-of-ownership, increased yield; planar copper enables freedom from design rule restrictions, and higher fab productivity. ECMD exceeds stringent gap fill requirements for sub 65nm technology nodes and high aspect ratio features. The RL-CMP process offers advanced capabilities for copper and barrier removal.

Enabling Process Chemistries

In 2002, we introduced an enabling chemical vapor deposition (CVD) technology, named “New Technology” that can utilize the hardware of our Epsilon system and modules and A400 or A412 series batch processing systems in combination with proprietary software, hardware and chemistry solutions. Based on a new precursor, called Silcore, New Technology can produce silicon containing layers with better properties, and at higher rates of deposition at much reduced temperature.

In 1999, we introduced Aurora as a chemistry for low-k production. This chemistry is currently leading in low-k production for 90nm devices. Modifications of the Aurora chemistry and additives are being used to produce materials with lower k-values for subsequent device generations.

Back-end or Assembly Packaging Products

The following table lists our principal back-end products, and the years in which initial production units were first made available to customers:

PRODUCT FAMILY	KEY PROCESSES	PRODUCTS	YEAR INTRODUCED
Assembly	Die Bonding and Die Sorting	AS896	2003
		MS896A	2002
		AD829A	1999
		AD896	2001
		AD8930	2002
		AD898	2002
		AD8912	2002
		SD890	2003
		AD819	2000
		AD900	2002
	Wire Bonding	AB520A	2003
		AB559A	2001
		Eagle60	2002
		Hummingbird	2003
		Twin Eagle60	2004
		Eagle60AP	2004
Packaging	Encapsulation and Packaging Processing	DS500	2000
		IDEALmold	2000
	Trim and Form	MP209	1996
		BGA289	1998
		CS500	1999
		CS8000	2002
		CS9000	2003
		CS12000	2004
		BPLine	2000
Automated Systems	Full integration of the above assembly and packaging steps into one system	IDEALine	1999
Materials	Manufacture of carriers on which dies are mounted	Leadframes	1980

Die Bonding and Die Sorting

We manufacture several die bonding models as well as die sorting equipment to address various markets including semiconductor and optoelectronic devices. The AD8912 epoxy die bonder for 300mm wafers continues the path undertaken by ASM to provide customers with the highest quality and best cost/performance systems on the market. With its capability to handle up to 300mm wafers, fully automatic operation, epoxy writer, pre and post bond inspection and wafer mapping, the AD8912 is able to provide the customer with exceptional operational results. A new and innovative system is the AD900, high speed flip chip die bonder for IC applications. The AD829A, AD8930 and AD898 models address the large market for die sizes under 30 mils square. A mil is 1/1000 of an inch. The AD896 is addressing the market of Chip on Board (COB) technology. In addition to the semiconductor device market, the small die category includes optoelectronic devices. The model AD819 is a high precision machine designed for laser diode optoelectronic devices. Specific for optoelectronic market is the newly developed die sorter AS896 as well as the mapping sorter MS896A. The AS896 is featuring dual linear bond heads giving highly precise placement and high speed sorting features. Our new automated soft solder die bonder SD890 can offer smart solutions to all power devices packages. Machines may be configured to operate stand-alone or connected to epoxy curing ovens and wire bonders.

Wire Bonding

We introduced our Eagle60 gold wire bonder in 2002. This is the successor to our acclaimed AB339Eagle generation bonder. The Eagle60 offers significant output increase over existing models. It has the industry leading ultra fine pitch capability and favorable price/performance ratio as well as an ultra light bond head, advanced pattern recognition software and automatic wire bonder inspection capability. In 2004 we introduced the Eagle60AP gold wire bonder which has special capabilities to handle advance packages. We introduced also our latest generation dual bond head systems TwinEagle60 for ultra high speed and fine pitch capabilities. The AB520A and AB559A are ultrasonic wedge bonders used for aluminum wire bonding at room temperature on printed circuit boards. These machines address the consumer products market which focuses on cost effective solutions. The Hummingbird represents an innovative solution to Stud Bumper demand for large wafer size up to 300mm.

Encapsulation

The IDEALmold, introduced in 2000, is specifically designed to be manufactured in a modular format allowing customers to specify the system capacity from two to eight leadframes. This product specifically addresses the in-line market which requires molding systems of varying capacities to allow for proper line balancing. The IDEALmold can be configured as a very flexible stand-alone system as well. The DS500 is a high precision dispensing system, which allows customers to directly dispense epoxy encapsulant on to bare chips for various applications.

Trim and Form

Our MP209 is a high speed, motorized trim and form equipment catering to different packages. The modular set-up of the system allows integration of third party testing marking and inspection functions, which in turn allows more cost-efficient production for our customers. The CS12000 is an Integrated Singulation System linked to the customer’s chosen singulation tool to provide Pick and Place with Vision Inspection capability for processing of QFN, Chip Array or CSPBGA packages. It can be configured for package inspection, ball inspection, market inspection or all three.

Automated Systems

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

Our net research and development expenses were € 88.3 million, € 79.1 million and € 84.9 million in 2002, 2003 and 2004, respectively. We expect to continue investing significant resources in research and development to enhance our product offerings.

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

BUSINESS SEGMENT	LOCATION	NUMBER OF R & D EMPLOYEES AS OF DECEMBER 31, 2004
Front-end	Almere and Bilthoven, the Netherlands	80
	Leuven, Belgium (IMEC)	23
	Espoo, Finland	11
	Phoenix, Arizona, United States	101
	Fremont, California, United States	35
	Daedeoggu Daejon, South Korea	19
	Tama, Japan	80
	Mainz, Germany	9
Back-end	Hong Kong, the People’s Republic of China	346
	Singapore	233

As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. These arrangements are made on a development program basis and allow us to develop products that meet customer requirements and obtain access to new technology and expertise. We currently are engaged in joint development programs with several customers for 300mm applications of our Eagle, Polygon, Epsilon Levitor, LuminaCu and Advance A412 products.

We participate in European programs focusing on developing the production technology for semiconductor devices with line widths of 45nm and below. We participate in a number of projects awarded under the Information Society Technologies (IST) program. We are a partner in several development programs sponsored by Micro Electronics Development for European Applications, MEDEA+, a Eureka initiative. In MEDEA+ we are currently working on a multitude of process solutions for the 65nm generation with the Crolles alliance, an alliance between STMicroelectronics, Freescale and Philips. Mr. Arthur H. del Prado, our President and Chief Executive Officer, is a member of the board of MEDEA+.

As part of these projects, we may sell our equipment to customers who will use grants or research loans to acquire these products or we may receive grants or research loans directly. We have received such loans in the past from the government of the Netherlands, of which € 13.3 million was outstanding at December 31, 2004, including accrued interest. These loans have to be repaid only from the sales proceeds, during an agreed upon time period, of the products developed with this assistance at repayment rates of up to 100% of the amounts of the loans. The amount outstanding at December 31, 2004 includes € 9.9 million, including accrued interest, of which the agreed upon time period for repayment expired at December 31, 2004 and for which we have not received a remission from the government of the Netherlands yet.

In addition to cooperating with third parties such as customers and other equipment companies in research and development projects, we enter into projects with technical universities, particularly in the Netherlands, Japan, Finland and South Korea.

The integration of new product solutions into process modules is done in ASM Europe’s application laboratory, which shares the Interuniversity MicroElectronics Center (IMEC) clean rooms in Leuven, Belgium. This integration within IMEC’s facilities gives us access to all the additional process steps needed to create sub-micron devices, including sub-micron patterning. Development of customer applications usually occurs with the active participation of IMEC, suppliers of complementary and non-critical equipment, and end-users of our products. In October 2004, we commenced a strategic partnership with IMEC for the IMEC 300mm, 45nm and 32nm FEOL technology development program.

After our acquisition in August 2004 of Genitech, development of PEALD processes and hardware now continues in Daedeoggu Daejon, South Korea. Through our acquisition in June 2004 of NuTool we continue to develop production solutions for copper applications.

Manufacturing and Suppliers

Our manufacturing operations consist of the fabrication and assembly of various critical components, product assembly, quality control and testing.

In the second half of 2004, in order to reduce our manufacturing costs and to introduce an additional source of supply, we established a manufacturing facility in Singapore to manufacture certain generic subsystems and subassemblies for our vertical furnaces that we previously outsourced. We also work closely with our suppliers to achieve mutual cost reduction through joint design efforts. Although we work with a limited number of suppliers, we seek not to rely on a sole supplier, and have back-up suppliers for most subsystems and subassemblies that are outsourced.

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

Marketing and Sales

We market and sell our products with the objective of developing and maintaining an ongoing, highly interactive service and support relationship with our customers. Our marketing strategy includes advertising and participating in various industry trade shows. We provide prospective customers with extensive process and product data, provide opportunities for tests on demonstration equipment and, if required, install evaluation equipment at the customer’s site. Once equipment has been installed, we support our customers with, among other things, extensive training, on-site service, spare parts and process support. All of this is further supported by in-house development to enhance the productive life of existing equipment. We make hardware improvements available in the form of retrofit kits as well as joint development of new applications with our customers. We encourage our engineers to submit technical papers to relevant magazines and to give lectures in symposia.

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

To execute the sales and service functions, we have established a direct, integrated sales force for front-end products reporting on a geographical basis to the managers in charge of Europe, North America, South Korea, Taiwan, People’s Republic of China, Southeast Asia and Japan. At the end of 2004, the front-end units had 142 employees fully dedicated to sales and marketing, representing 9.5% of total front-end staff. Dedicated support and sales forces are maintained for our various geographic units, enabling us to serve our global customers with an equally global organization. Each of our geographic front-end units is responsible for sales of all of our front-end products in its region. We believe the integration of our sales force promotes cross selling of front-end products.

In addition to the sales activities undertaken at the principal offices of our various manufacturing units, we have sales offices located in Europe (in the United Kingdom, France, Ireland, Italy and Germany), and in the United States (in California, Texas and Pennsylvania). In Japan, our sales offices are located in Tokyo and Osaka.

We use independent sales agents in Malaysia and Taiwan for front-end products.

Sales of back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in the People’s Republic of China, Taiwan, the Philippines, Malaysia,

Thailand, Japan, Europe and North America, and through sales representatives in South Korea and some parts of the United States. At the end of 2004, there were 210 staff members employed in sales and marketing of back-end products, representing 3.1% of total back-end staff.

Customers

We sell our products predominantly to manufacturers of semiconductor devices and manufacturers of silicon wafers. Our customers include most leading semiconductor and wafer manufacturers. Our customers vary from independent semiconductor manufacturers that design, manufacture, and sell their products on the open market, to large electronic systems companies that design and manufacture semiconductor devices for their own use, to semiconductor manufacturers, known as foundries, that manufacture devices on assignment of other companies, including “fabless” companies that design chips but do not have wafer processing factories.

The following table lists a sample of our customers:

CUSTOMERS
Agere Group AMD Amkor/Anam Group ASAT ASE Carsem Chartered Chippac Cree, Inc. Elpida Memory Corp Fairchild Semiconductors Freescale Fujitsu GEM Electronics Hana He Jian Technology Hitachi HP

IBM

InfineonTechnologies

Intel

LG Group

Linear

Lingsen Precision Ind. Ltd.

Matsushita Electronics

Maxim

MEMC

Microchip Technology

Micron

Mitsubishi

NEC

Nichia Kagaku Chemical

NS Electronics Bangkok

Philips

Powerchip Semiconductor

Promos Technologies

Samsung

Siliconware Precision Ind.

Sony

Seiko Epson

Shinetsu Handotai

ST Assembly Test Services Pte Ltd.

STMicroelectronics

Taiwan IC Packaging Corp.

Texas Instruments

Toshiba

Toyota/Denso

Trecenti Technologies

TSMC

UMC

Vishay

Wacker

Our largest customer accounted for approximately 13.9%, 18.5% and 10.9% of our net sales in 2002, 2003 and 2004, respectively. Our ten largest customers accounted for approximately 39.6%, 46.5% and 36.5% of our net sales in 2002, 2003 and 2004, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, timing of new fabrication facilities and new product introductions.

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time to optimize the use of the equipment for the customer’s specific processes. For our front-end business, where the availability of field support is particularly important for a sale, there are approximately 509 support staff employees, or 34.1% of our total front-end employees at December 31, 2004.

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

We own and license patents which cover some of the key technologies, features and operations of our major front-end products and are registered in the principal countries where semiconductor devices or equipment are manufactured. The acquisitions of NuTool and Genitech in 2004 resulted in an expansion of our patent portfolio in the areas of Electrochemical Mechanical Deposition and Plasma Enhanced Atomic Layer Deposition. The following table shows the number of patents for which our front-end segment made an initial filing during the indicated year and the number of patents in force by our front-end segment as of the end of the indicated year.

	2000	2001	2002	2003	2004
Initial patent filings	58	49	96	93	112[1]
Issued patents at year end	215	277	367	453	638[1]

(1)	Includes initial patents filed by and patents issued to NuTool and Genitech in 2004.

We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and some chemicals used to deposit insulating layers for PECVD. We pay Applied Materials a royalty on sales of equipment that use the patented technology. A number of the licensed patents have already expired. The remaining patents expire at various times through 2010. Upon expiration of the patents, the technology may be used royalty-free by the public, including us.

In the back-end market segment, companies generally compete on the basis of their cumulative expertise in applying well known technologies to improve productivity and cost-efficiency. As a result, we file fewer patents related to our back-end business but, where possible, we file for protection of innovations made by our back-end subsidiary. We also own certain trademarks and other proprietary information that we consider important to our business.

There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Our involvement in such matters is detailed below. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which could have a material adverse effect on our business, financial condition and operating results. Adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and operating results.

At present, we are not involved in any litigation which we believe is likely to have a material adverse effect on our financial position.

Genus Litigation

In June 2001, the Company’s subsidiary, ASM America, filed a lawsuit against Genus, Inc. (“Genus”) in the U.S. District Court for the Northern District of California alleging infringement of three patents involving sequential chemical vapor deposition (U.S. Patents Nos. 5,916,365, 6,015,590 and 4,798,165). Genus responded by denying the allegations and counterclaimed alleging antitrust violations and infringement of U.S. Patent No. 5,294,568 involving selective etching of native oxide. After court rulings that Genus did not infringe the ‘365 or ‘590 patents, the parties entered into a binding memorandum in April 2003 settling the litigation. Pursuant to the memorandum, Genus granted to the Company and ASM America a nonexclusive, worldwide, fully paid-up license under the ‘568 patent and directly related patents and ASM America granted to Genus a nonexclusive, worldwide, fully paid-up license under the ‘165, ‘365 and ‘590 patents and directly related patents, provided that the license for the ‘365 and ‘590 patents was to be effective only upon completion of the appeal by the Company and ASM America of the lower court’s rulings of no infringement in respect of such patents. Genus, the Company and ASM America also agreed to refrain for a five-year period from litigating patent and antitrust claims, although each party retains the right to recover damages incurred during such period if a suit is brought later. Genus, the Company and ASM America stipulated to an Entry of Judgment and the Company and ASM America filed a Notice of Appeal in January 2004, appealing the District Court’s rulings on the ‘590 and ‘365 patents to the U.S. Court of Appeals for the Federal Circuit. On March 16, 2005, the appellate court affirmed the lower court’s ruling and therefore the license for the ‘365 and ‘590 patents is effective.

Applied Materials Litigation

Following a letter from Applied Materials to the Company alleging that the Eagle reactors of ASM Japan infringe various Applied Materials patents, the Company and ASM America filed a declaratory judgment action against Applied Materials in August 2002 in the U.S. District Court for the District of Arizona. ASM Japan was subsequently added as a party to the case. Subsequently, the Company and ASM America filed a lawsuit against Applied Materials in October 2003 in the U.S. District Court for the Eastern District of Texas alleging infringement of six patents. Applied Materials counterclaimed in November 2003, alleging infringement of one patent. In August 2004, the parties entered into a settlement agreement dismissing all claims and counterclaims in the pending lawsuits without prejudice and without payment of any kind by any party and without licensing any patents. Each party may refile some or all of the claims in the future. The settlement resolved all pending lawsuits between the parties.

Corporate Governance

As we are listed on the NASDAQ Stock Market as well as on Euronext Amsterdam, we are required to comply with several corporate governance requirements and best practices set out by NASDAQ, the U.S. Securities and Exchange Commission (SEC), Euronext Amsterdam and the code issued in December 2003 by the Dutch Committee on Corporate Governance (Dutch Corporate Governance Code).

Dutch Corporate Governance Code

The Dutch Corporate Governance Code has been incorporated by reference in Dutch corporate law (through section 2:391 sub 4 and 5 of Dutch Civil Code) pursuant to a Royal Decree dated December 23, 2004. The Decree is effective as of December 31, 2004. The Decree applies to our Annual Accounts for the year ended December 31, 2004.

The Dutch Corporate Governance Code contains principles and best practices for Dutch companies with listed shares. We endeavor to apply the Dutch Corporate Governance Code fully. Our corporate governance policies with respect to the implementation of the Dutch Corporate Governance Code were discussed with our shareholders at the 2004 Annual General Meeting of Shareholders. The Management Board and the Supervisory Board have taken these discussions into account in formulating a position on ASMI’s corporate governance.

The Dutch Corporate Governance Code requires companies to either comply with the best practice provisions of the Code or to explain why they deviate from these best practice provisions. We currently comply with the principles and best practice provisions of the Dutch Corporate Governance Code, except for the following:

Management Board terms.

Future new appointments to the Management Board will follow the recommended 4 year term. Existing appointments, which run for an indefinite period of time, will not be amended.

Reporting of trading in Dutch listed companies.

The members of our Supervisory Board and Management Board are aware of the limitations under Dutch and U.S. law that apply to trading in listed securities when one is in the possession of material non- public information. We believe that additional quarterly internal reporting by these persons of all trading in securities of all Dutch listed companies would be a significant additional administrative burden without eliminating effectively the possibility of misuse. We have therefore made our Insider Trading policy as well as our Supervisory Board rules even more explicit on this topic to reflect the spirit of this requirement, but we do not intend to start a formal additional quarterly reporting system. We will amend our Management Board rules accordingly.

Maximum severance for Management Board members.

In general, we agree with the Dutch Corporate Governance Code that in most circumstances a maximum severance payment of one year for Management Board members is appropriate. However, we want to reserve the right to agree to different amounts in case we deem this to be required by the circumstances. Any deviations will be disclosed to the Annual General Meeting of Shareholders.

Limitation on Supervisory Board memberships.

It is expected that as of July 1, 2005, none of the members of the Supervisory Board will hold more Supervisory Board memberships than recommended by the Dutch Corporate Governance Code.

Shareholders meeting record date.

We foresee a practical problem in harmonizing the prevailing U.S. and Dutch practices with regard to the registration or record date for determining the shareholders who are entitled to vote at a shareholders meeting.

Best practice provision IV.1.7 of the Dutch Corporate Governance Code provides that Dutch listed companies should determine a record date for the exercise of voting rights by shareholders at a general meeting. Pursuant to section 2:119 sub 2 of Dutch Civil Code such record date may not be set earlier than 7 days prior to the meeting. However, the U.S. corporate law requirement, and the universal practice among publicly traded U.S. corporations, is to establish a record date well in advance of the meeting date for purposes of determining the shareholders entitled to notice of, and to attend and vote at, such meeting. Because these practices cannot be reconciled, we have not yet introduced a record date for our shareholder general meetings. However, at our Annual General Meeting of Shareholders in 2005, we intend to propose the adoption of a record date for our 2006 Annual General Meeting of Shareholders to harmonize to the extent practicable the Dutch and U.S. corporate governance practices.

Webcast of analyst meetings.

We intend to announce and cause to be webcast only presentations to larger groups of analysts and/or investors. We believe it is not feasible in practice to treat one-on-one or small group meetings in the same manner. It is our policy, however, that no non-public material information will be provided during such meetings.

We will closely follow the developments and discuss with other companies subject to the Dutch Corporate Governance Code, how to best address the above as well as other areas of the Dutch Corporate Governance Code. At the Annual General Meeting of Shareholders of 2005 we will consult our shareholders on our approach regarding the implementation of the Dutch Corporate Governance Code.

Management Board

The members of the Management Board are appointed by the General Meeting of Shareholders from a binding nomination of at least two persons for every vacancy, to be drawn up by the Supervisory Board. The General Meeting of Shareholders may overrule a nomination of its binding nature by a resolution passed with a majority of at least two-thirds of the votes cast, representing more than one half of all issued and outstanding shares eligible to vote. For additional information regarding the appointment of members of the Supervisory Board and Management Board see Item 6.C. “Board practices”.

The members of the Management Board collectively manage the Company and are responsible for its performance. They are jointly and individually accountable for all decisions made by the Management Board.

Supervisory Board

The Supervisory Board is currently composed of five members who are appointed in the same way as the members of the Management Board. The Supervisory Board supervises the policy of the Management Board and the general course of our business and the management actions relating thereto. The Supervisory Board is supplied in a timely manner by the Management Board with all information that it requires for the performance of its task.

The Supervisory Board has drawn up the following profile for its own composition. The board shall consist of at least three members. The members should operate independently of and critically with regard to each other, within a good relationship of mutual trust. They should be experienced in the management of an international, publicly listed company and have sufficient time available to fulfill the function of Supervisory Board member. The Supervisory Board members appoint a chairman from amongst their midst.

In order to more efficiently fulfill its role, the Supervisory Board has created the following committees:

Audit Committee. This committee has a supervisory task with regard to monitoring the integrity of our financial reports and risk management. The Audit Committee consists of Mr. den Hoed (Chairman), Mr. Baan and Mr. van Amerongen. The committee’s charter is available on our website.

The Audit Committee supervises the activities of the Management Board with respect to:

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

As recommended by the Sarbanes-Oxley Act and the Dutch Corporate Governance Code, we intend for the Audit Committee to include at least one Financial Expert, who must have in-depth experience and knowledge of financial statements, international accounting principles and internal controls and procedures for financial reporting. The Supervisory Board has concluded that Mr. den Hoed meets these requirements.

Nomination, Selection and Remuneration Committee. This committee advises the Supervisory Board on matters relating to the selection and nomination of new Management Board members as well as the remuneration policy of the members of the Management Board. This committee consists of Mr. van Amerongen (Chairman), Mr. Danneels and Mr. van den Hoek.

The objective of the remuneration policy is twofold:

i) to create a remuneration structure that will allow ASMI to attract, reward and retain qualified executives who will lead ASMI in achieving its strategic objectives and

ii) to provide and motivate these executives with a balanced and competitive remuneration.

The remuneration structure includes five elements: base salary, annual incentive (bonus), long term incentive (stock options), pension and other arrangements. The remuneration structure mirrors short-term and long-term elements of the responsibilities of members of the Management Board.

The Nomination, Selection and Remuneration Committee ensures that a competitive remuneration structure is provided by benchmarking with other multinational companies of comparable size and complexity operating in comparable geographical and industrial markets. Benchmark research is carried out on an annual basis. The Nomination, Selection and Remuneration Committee evaluates the achievement of performance criteria specified per Management Board member and recommends to the Supervisory Board with respect to the level of remuneration resulting from this evaluation.

On an annual basis, the Nomination, Selection and Remuneration Committee reports to the Supervisory Board on the application of the Remuneration Policy in the past year and the Remuneration Policy for the following years.

Internal Risk Management and Control Framework

The Management Board is responsible for designing, implementing and operating an adequate functioning Internal Risk Management and Control Framework in the Company. The purpose of this Framework is to identify and manage the risks to which the Company is exposed, to ensure realization of the Company’s objectives, to ensure reliable financial reporting and to ensure compliance with laws and regulations. The Company adopted an Internal Risk Management and Control Framework, derived from the COSO framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Our Internal Risk Management and Control Framework has the following key components:

Planning and control cycle. The planning and control cycle consists of an annual business plan, quarterly forecasts, quarterly operational reviews and monthly financial reporting, including monthly reviews with the management of the operating units.

Policies and procedures. We have implemented financial and non-financial policies and procedures to ensure control by the Management Board over the Company’s operations.

Code of Ethics. We have developed a Code of Ethics applicable to all of our employees which is available on our website and is filed as Exhibit 11.1 to this report. The Code of Ethics, which is also applicable to our CEO, CFO and controllers, includes specific provisions designed to promote honest and ethical conduct and timely and accurate disclosure in our periodic financial reports.

Whistleblower Procedure. In early 2004 we implemented a whistleblower policy to ensure that any irregularities can be reported to the Management Board and/or the Supervisory Board without any fear of reprisal against the individual that reports the irregularity. This policy is also available on our website.

Business Risk and Internal Control Self Assessment. All managing directors and finance directors of our subsidiaries annually sign a detailed assessment with regard to financial reporting, internal controls and ethical principles, as well as a letter of representation.

Disclosure Controls and Procedures. We have established a Disclosure Committee to advise and make recommendations to our CEO and CFO relating to their certification obligations under Section 302 of the Sarbanes-Oxley Act. The Disclosure Committee obtains information for its recommendations from the operational and financial reviews, the letter of representation and assessments performed by the management of our subsidiaries and input from risk management activities during the year.

Internal Controls. We are currently expanding our risk management policies, internal control documentation and assessment of such internal controls to provide further assurance regarding the reliability of our financial reporting, also because we have to comply with Section 404 of the Sarbanes-Oxley Act (“SOX 404”) in the nearby future. Beginning with our Annual Report on Form 20-F for the year ending December 31, 2006, we will be required to conduct an internal assessment of our internal controls over financial reporting, which must be attested by our independent registered public accounting firm. Accordingly, we are documenting, evaluating, and expanding as necessary our internal control systems over financial reporting to enable us to comply by December 31, 2006.

Our Internal Risk Management and Control Framework can only provide a reasonable level of assurance regarding realization of the Company’s objectives, reliability of financial reporting, prevention of fraud and compliance with laws and regulations. The Management Board, to the best of its knowledge and belief, is of the opinion that the Company’s Internal Control Framework has operated effectively in 2004 and no significant changes have occurred since December 31, 2004.

General Meeting of Shareholders

A General Meeting of Shareholders is held each year to discuss the Annual Report of the Management Board about the affairs of the Company and to adopt the Annual Accounts. Extraordinary meetings will be held as often as the Management Board or the Supervisory Board deems this desirable.

In the General Meeting of Shareholders, each ordinary share with a nominal value of € 0.04 entitles the holder to cast one vote, each financing preferred share with a nominal value of € 40.00 entitles the holder to cast one thousand votes and each preferred share with a nominal value of € 40.00 entitles the holder to cast one thousand votes. Presently there are no financing preferred shares or preferred shares outstanding.

The powers of the General Meeting of Shareholders are defined in our Articles of Association, which are available on our website. The main powers of the shareholders are to appoint, suspend and dismiss members of the Management Board and Supervisory Board, to adopt the financial statements, declare dividends, to discharge the Management Board and Supervisory Board from responsibility for the performance of their respective duties for the previous financial year, to appoint the external auditors, to adopt amendments to the Articles of Association, to issue shares and grant subscriptions for shares, to authorize the Management Board to issue shares and grant subscriptions for shares, to withdraw pre-emptive rights of shareholders upon issuance of shares, to authorize the Management Board to withdraw pre-emptive rights of shareholders upon issuance of shares, and to authorize the Management Board to repurchase or cancel outstanding shares.

Variation in Practices Required by NASDAQ Marketplace Rules

Because we are a Netherlands public limited liability company, with principal executive offices outside of the U.S., some of our corporate practices vary from those required by the NASDAQ Marketplace Rules, as follows:

(i) Marketplace Rule 4350(f): Quorum

Pursuant to Dutch corporate law (section 2:120 sub 2 Dutch Civil Code) the validity of a resolution by the general meeting of shareholders does not depend on the proportion of the capital or shareholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company otherwise provide. It is the generally accepted business practice for Dutch companies not to provide for a quorum requirement in their articles, and there is no contrary requirement in the Dutch securities laws or under the rules of Euronext Amsterdam. Accordingly, our Articles of Association do not provide for a quorum, and provide that a resolution of the general or any extraordinary meeting of shareholders will be adopted upon the favorable vote of a majority of the votes cast at the meeting. To this extent, our practice varies from the requirement of Marketplace Rule 4350(f), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less that one-third of the outstanding voting stock.

(ii) Marketplace Rule 4350(g): Proxies

The solicitation of proxies and the distribution of proxy statements for meetings of shareholders are not required under European law, the Dutch Civil Code, the Dutch securities laws or by the rules of Euronext Amsterdam. Currently, it is the generally accepted business practice for Dutch companies not to solicit proxies or distribute proxy statements in respect of European shareholders. In part this is because a substantial portion of shares held by these shareholders are held in bearer form. This is the case for our common shares traded on Euronext Amsterdam and, accordingly, it is impractical to solicit proxies as to these shares. As a result, our practice in respect of the holders of shares other than our common shares listed on the NASDAQ Stock Market varies from that required by Marketplace Rule 4350(g), which provides that issuers shall solicit proxies and provide proxy statements for all meetings of shareholders.

As to our common shares listed on the NASDAQ Stock Market, which we refer to as New York registry shares, we prepare a proxy statement and solicit proxies from the holders of such shares since there are procedures in place under the Securities Exchange Act of 1934, as amended, for soliciting proxies from beneficial owners. Our practice in this regard, however, differs from the typical practice of U.S. corporate issuers in that we do not establish an advance record date for determining the holders of record entitled to notice of and to attend and vote at our shareholder meetings. Instead, only holders of record on the date of the meeting are entitled to attend and vote at the meeting. As an administrative necessity, we establish a mailing record date in advance of each meeting of shareholders for purposes of determining the shareholders to which the proxy statement and form of proxy will be sent.

(iii) Marketplace Rule 4350(b)(1): Distribution of Annual Reports

The distribution of annual reports to shareholders is not required under Dutch corporate law, Dutch securities laws, or by Euronext Amsterdam. Furthermore, it is the generally accepted business practice for Dutch companies not to distribute annual reports. In part, this is because the Dutch system of bearer shares has made it impractical to keep a current list of holders of the bearer shares in order to distribute the annual reports.

Similar to our approach with respect to the solicitation of proxies and distribution of proxy statements, we deliver our annual report to each shareholder that holds our New York registry shares along with our proxy statement. We do not, however, distribute our annual report to holders of our bearer shares, which are traded on Euronext Amsterdam. In accordance with our Articles of Association and Dutch corporate law, we make our annual report available at our corporate head office in the Netherlands (and at the offices of our Netherlands listing agent as stated in the convening notice for the meeting) as from the day of convocation of the annual general meeting of shareholders. In addition, we post a copy of our annual report on our website prior to the annual general meeting of shareholders.

Our practice in respect of the distribution of our annual report to holders of shares other than New York registry shares varies from that required by Marketplace Rule 4350(b)(1), which provides that issuers must distribute copies of their annual report to all shareholders a reasonable amount of time prior to the annual general meeting of shareholders.

C. Organizational structure.

The following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries as of March 23, 2005:

SUBSIDIARY NAME AND LOCATION	COUNTRY OF INCORPORATION	PERCENTAGE OWNED BY ASM INTERNATIONAL N.V.
ASM Europe B.V. Almere, the Netherlands	The Netherlands	100%
ASM America, Inc. Phoenix, Arizona, United States	United States	100%
ASM Japan K.K. Tama, Japan	Japan	100%
ASM Pacific Technology Ltd. Hong Kong, the People’s Republic of China	Cayman Islands	53.84%

D. Property, plants and equipment.

To develop and manufacture products to local specifications and to market and service products more effectively in the worldwide semiconductor market, our front-end manufacturing facilities are located in the Netherlands, the United States, Japan and Singapore and our back-end facilities are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our principal facilities are summarized below:

BUSINESS SEGMENT	LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE
Front-end	Bilthoven, the Netherlands [1]	Executive offices of ASMI	11,000
	Tama and Niigata, Japan	Wafer processing equipment manufacturing, marketing, research and offices	341,000
	Phoenix, Arizona, United States	Wafer processing equipment manufacturing, marketing, research and offices	177,000
	Almere, the Netherlands	Wafer processing equipment manufacturing, marketing, research and offices	152,000
	Fremont, California, United States	Wafer processing equipment manufacturing, marketing, research and offices	68,000
	Singapore	Wafer processing equipment manufacturing and offices	169,000
	Daedeoggu Daejon, South Korea	Wafer processing equipment manufacturing, marketing, research and offices	25,000
	Espoo, Finland	Wafer processing equipment research and offices	5,300
Back-end	Hong Kong, People’s Republic of China	Semiconductor assembly and encapsulation equipment manufacturing, marketing, research and offices	193,000
	Shenzhen, People’s Republic of China	Semiconductor assembly equipment parts and modules manufacturing, leadframe manufacturing and offices	1,014,000
	Singapore	Semiconductor assembly equipment and etched leadframe manufacturing, marketing, research and offices	333,000
	Johor Bahru, Malaysia	Semiconductor assembly equipment parts and modules manufacturing and offices	298,000

(1)	There is approximately 170,000 square feet of vacant space being held for sale after the relocation of manufacturing, marketing and research activities to our Almere facility in early 2004.

Our principal facilities in the Netherlands, the United States, Finland, Hong Kong, the People’s Republic of China, Singapore and Malaysia are subject to leases expiring at various times from 2005 to 2026. Some facilities we own are subject to mortgages. In 2003 we consolidated our front-end manufacturing operations located at our Bilthoven facility with and into our Almere facility, which consolidation was completed in early 2004. Our executive offices remain in Bilthoven. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles packages and tests the dies in order to create semiconductor devices. We conduct our front-end business, which accounted for 47.1% of our net sales in 2004, through our principal facilities in the Netherlands, the United States, Japan and Singapore. We conduct our back-end business, which accounted for 52.9% of our net sales in 2004, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our back-end operations are conducted through our 53.84 % majority-owned subsidiary, ASM Pacific Technology Ltd. (“ASMPT”).

We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. Starting in late 2000, the semiconductor industry experienced a severe cyclical downturn characterized by overcapacity and reduced demand for products, lower average selling prices across certain product lines, reduced investments in semiconductor capital equipment and other factors, all of which led to lower sales and earnings for our business, in particular for capacity-driven purchases. Since the fourth quarter of 2003 we have seen a shift in order momentum and a recovery in our industry. This recovery resulted in a significant improvement in sales, operating results and net earnings in 2004. Sales improved to € 754.2 million in 2004, an increase of 29.6% when compared to € 581.9 million in 2003. The increase is primarily due to increased sales volume.

In 2004, sales levels in our front-end segment continued to increase quarter over quarter as a result of the strong order intake, which started in the fourth quarter of 2003. In 2004 the order intake in front-end continued to be strong with more orders than sales in the first three quarters of 2004. The order intake in the fourth quarter for the front-end segment weakened somewhat as a result of the reduced demand industry wide. In the back-end segment the strong order intake in the fourth quarter of 2003 and the first half of 2004 resulted in record sales levels in the first half of 2004. The abrupt decrease in demand for the back-end products in the second half of 2004 resulted in a sharp decrease of sales levels. In the second half of 2004 net sales in the front-end segment increased by 10.0% compared to the first half of 2004, while net sales in the back-end segment for the second half of 2004 decreased 32.8% compared to the first half of 2004.

The backlog of € 186.8 million as of December 31, 2004 is 6.1% lower than the backlog of € 199.0 million as of December 31, 2003.

To improve our margins in our front-end operations we initiated plans in 2003 to strategically increase our manufacturing capability in Asia. Our Singapore-based generic parts manufacturing facility was launched ahead of schedule in the third quarter of 2004 and is expected to improve cost-effectiveness, strengthen our gross profit margin and mitigate the impact of foreign currency transaction results in 2005. Our plan is for all generic parts of our vertical furnaces to be manufactured in Singapore by the second half of 2005, and for our first Epsilon epitaxy generic systems to be ready for shipment from Singapore by mid-2005.

To lower our fixed cost base we implemented restructuring plans including work force reduction in our front-end segment in the second half of 2003. The restructuring resulted in a reduction of our workforce by approximately 110 employees in the second half of 2003, and restructuring charges in 2003 in the amount of € 6.5 million. The restructuring was completed in early 2004.

In our back-end segment we continued to benefit from our cost advantage due to the location of our manufacturing facilities and our high vertical integration allowing us to adjust labor costs quickly in volatile market conditions. We are further streamlining our leadframe manufacturing and subassembly operations cost structure with the construction of a new plant in Johor Bahru, Malaysia, with production commencing the first quarter of 2005.

Our capital expenditures increased from € 30.1 million in 2003 to € 58.1 million in 2004. During 2004 we expanded our manufacturing facilities in Singapore for our front-end operations and in Malaysia for our back-end operations. We expect capital expenditures to be between € 40 million and € 50 million in 2005.

In December 2004 we strengthened our financial position by issuing US$150.0 million of 4.25% convertible subordinated notes, which are due December 2011. The notes were issued to ensure that we have sufficient liquidity to deal with the maturity of the US$115.0 million 5% convertible subordinated notes, which are due November 2005. We believe that our cash on hand of € 218.7 million at the end of 2004 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next 12 months.

The current transition in the industry to new processes and materials and to a larger, 300mm wafer size from the current 200mm wafer requires equipment providers to develop entirely new sets of tools and continues to present us with an opportunity to displace existing suppliers to major semiconductor manufacturers. We believe that we are well positioned and that our firm commitment to research and development, our readiness in new technologies and design-in wins at top-tier customers provide us with a broad basis for substantial long-term market share gains.

Sales

Our front-end sales are concentrated in the United States, Europe, Japan and Southeast Asia and our back-end sales are concentrated in Southeast Asia.

The following table shows the geographic distribution of our front-end and back-end sales for the years 2002, 2003 and 2004:

	Year ended December 31,
(euro millions)	2002		2003		2004
Front-end:
United States	€129.7	48.6%	€117.2	40.9%	€128.6	36.2%
Europe	54.7	20.5	60.4	21.1	68.4	19.3
Japan	38.4	14.4	61.6	21.5	77.8	21.9
Southeast Asia	44.1	16.5	47.3	16.5	80.7	22.6

	€266.9	100.0%	€286.5	100.0%	€355.5	100.0%
Back-end:
Taiwan	€57.4	22.8%	€58.6	19.8%	€88.6	22.2%
Malaysia	30.2	12.0	33.2	11.3	56.2	14.1
People’s Republic of China	36.4	14.5	47.0	15.9	77.3	19.4
South Korea	22.3	8.8	39.2	13.3	23.2	5.8
Singapore	18.3	7.3	25.2	8.5	20.6	5.3
Philippines	13.1	5.2	24.2	8.2	34.9	8.8
Thailand	14.4	5.7	19.9	6.8	29.2	7.3
Hong Kong	17.8	7.1	19.8	6.7	29.3	7.3
Other	42.0	16.6	28.3	9.5	39.4	9.8

	€251.9	100.0%	€295.4	100.0%	€398.7	100.0%

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

A substantial portion of our front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing complete fabrication equipment. As a result our front-end sales tend to be uneven across customers and financial periods. Sales to our ten largest front-end customers accounted for 62.7%, 65.3% and 57.3% of front-end net sales in 2002, 2003 and 2004, respectively. The composition of our ten largest front-end customers changes from year to year. The largest front-end customer accounted for 27.1%, 37.5% and 23.0% of front-end net sales in 2002, 2003 and 2004, respectively.

Back-end sales per customer tend to be more level over time than front-end sales, because back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest back-end customers accounted for 35.3%, 50.1% and 39.5% of back-end net sales in 2002, 2003 and 2004, respectively. Because our back-end customers’ needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the front-end. Our largest back-end customer accounted for 7.1%, 16.9% and 10.3% of back-end net sales in 2002, 2003 and 2004, respectively.

Research and Development

We continue to invest in research and development at a high level. As part of our research and development activities, we are engaged in various development programs with customers and research institutes that allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. We expense rather than capitalize our research and development expenses. We charge to cost of sales the costs relating to prototype and experimental models, which we may subsequently sell to customers.

For a further discussion of research and development expenses reference is made to Item 4.B “Business Overview—Research and Development” and Item 5 “Operation and Financial Review and Prospects—Results of Operations”.

Our research and development operations in the Netherlands, the United States and Hong Kong receive research and development grants and credits from various sources. Some of the research and development grants received from governmental sources in the Netherlands are contingently repayable to the extent we recognize sales of products to which the credit is related within the agreed upon time period. We do not recognize a liability on our Consolidated Balance Sheet in respect of these credits until we recognize sales of products to which the credit relates within the agreed upon time period. These repayments vary per product and range from 1.0% to 4.0% of the realized sales of these products. Our contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. The contingent repayments, including accrued interest, were € 12.2 million at December 31, 2003 and € 13.3 million at December 31, 2004. These amounts have not been recognized as a liability in the Consolidated Balance Sheet since we have not recognized sales of products to which the credits are related within the agreed upon period. The amount at December 31, 2004 includes € 9.9 million, including accrued interest, of which the agreed upon time period for repayment expired at December 31, 2004 and for which we have not received a remission from the government of the Netherlands yet. In 2002, 2003 and 2004 we accounted for repayments with respect to these credits of € 0.1 million, € 0.1 million and € 0.3 million respectively.

Acquisitions and Strategic Investments

In October 2001, we entered into a strategic alliance with and made an equity investment of US$ 18.0 million (€ 20.3 million at the then prevailing exchange rate) in NuTool, a privately held semiconductor technology company located in California, USA. In April 2003 an additional equity investment was made of US$ 1.4 million (€ 1.2 million at the then prevailing exchange rate), resulting in an equity interest of 15.7% at the end of December 31, 2003. The purchase price of the investments was determined in part by reference to prices paid by other recent strategic investors. On June 2, 2004, we acquired the remaining 84.3% interest in NuTool. As a result of the acquisition, we own 100% of the outstanding capital stock of NuTool. We purchased the 84.3% interest in exchange for 1,962,282 of our common shares, replacement employee stock options to acquire 57,720 of our common shares and the possible future issuance of up to 806,376 additional common shares if certain performance targets are satisfied at various times during the period ending December 31, 2006. The total consideration for the 84.3% interest, including expenses, amounted to € 35.1 million, excluding the value of the 806,376 common shares that may be issued in the future based on certain financial performance targets. We included NuTool in our consolidated financial statements as from June 2, 2004. As a result of the acquisition of NuTool, we retroactively amended our consolidated financial statements for the years ended December 31, 2002 and 2003, as required under US GAAP, to account for NuTool using the equity method of accounting. Subsequent to the acquisition NuTool’s name was changed to ASM NuTool, Inc. NuTool provides innovative copper deposition technologies to the semiconductor industry. Its patented electrochemical mechanical deposition technology offers new process solutions for copper deposition and planarization, providing significant savings in integrated circuit manufacturing and enabling new integrated circuit designs and new process technologies. The acquisition of NuTool provides us with additional competitive solutions to address the industry’s transition to copper metallization.

On August 5, 2004, we acquired 100% of the common shares in Genitech, a privately-held semiconductor equipment supplier based in South Korea, for a combination of cash, 247,638 of our common shares and up to US$ 9.2 million of additional variable cash payments over the next five years depending upon the achievement of certain financial performance targets. The total consideration at the date of the acquisition, including expenses, amounted to € 7.9 million (excluding the US$ 9.2 million in variable cash payments that may be payable in the future), of which € 4.6 million was paid in cash and € 3.3 million was paid in our common shares. We included Genitech in our consolidated financial statements as from August 5, 2004. Genitech develops and manufactures next generation semiconductor processing equipment for thin film deposition and copper metallization. Genitech’s Plasma Enhanced Atomic Layer Deposition (PEALD) provides complementary solutions to our Atomic Layer Deposition (ALD). The use of a plasma allows higher quality films to be deposited at lower temperatures, and is attractive for certain applications. Genitech’s Superfill CVD addresses the need for superconformal copper deposition in very small gaps, which will be critical for the smaller device geometries at 32nm and beyond.

Issuance of Convertible Subordinated Notes

In December 2004, we issued US$ 150.0 million in principal amount of 4.25% convertible subordinated notes due December 2011. The notes were issued to ensure that we have sufficient liquidity to deal with the maturity of the US$ 115.0 million 5% convertible subordinated notes, which are due November 2005. See Note 14 to our consolidated financial statements, which is incorporated herein by reference.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these consolidated financial statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition. We follow very specific and detailed guidelines in recognizing revenue following principles of revenue recognition described in United States Securities and Exchange Commission (“SEC”) Staff Topic 13, which includes interpretive guidance issued in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements,” issued by the staff of the SEC in December 1999, and Staff Accounting Bulletin No. 104 “Revenue Recognition,” issued by the staff of the SEC in December 2003, as well as guidance set forth in Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables.” However, certain judgments affect the application of our revenue policy. Our transactions frequently involve the sale of complex equipment, which may include customer-specific criteria, transactions to new customers or transactions with new technology, as well as payment terms, linked to achieving certain milestones. Management must make the determination whether such a transaction is recognized as revenue based on the merits of the contractual agreements with a customer, the experience with a particular customer, the technology and the number of similarly configured products previously delivered.

We recognize revenue from equipment sales upon shipment of our products when it is proven prior to shipment that the equipment has met all of the customer’s criteria and specifications. The installation process is not believed to be essential to the functionality of our products. However, since under most of our sales contracts the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory. Therefore, at the time of shipment, we defer that portion of the sales price related to the fair value of installation. We believe we have an enforceable claim for the portion of the sales price not related to the fair value of the installation should we not fulfill our installation obligation. If this belief were changed by industry developments in the future, this portion would be deferred in future periods until final acceptance by the customer or until contractual conditions lapse. At December 31, 2004 we have deferred revenues related to the fair value of installations and equipment deliveries in the amount of € 13.4 million. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

Valuation of Goodwill. We perform an annual impairment test at December 31 of each year and upon the occurrence of an indication that a potential impairment exists, in accordance with the requirements of Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” issued by the Financial Accounting Standards Board (“FASB”). Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Our impairment test and the determination of the implied fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. For the years ended December 31, 2002, December 31, 2003 and December 31, 2004 we did not record an impairment loss as a result of our tests performed. The calculation of the implied fair value involves certain management judgments and was based on our best estimates and projections at the time of our review, and the value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our result of operations at that time. Our analysis as of December 31, 2004 indicated that a 10% decrease in the estimated discounted future cash flows would not have resulted in an impairment loss.

Valuation of Long-Lived Assets. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review our long-lived assets and certain recognized intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. In 2003 and 2004, we reviewed our long-lived assets, for facts or circumstances, both internal and external, that may suggest impairment. In 2003 we recorded an impairment charge of € 3.2 million related to the consolidation of manufacturing facilities in the Netherlands and the restructuring of our research and development activities in Finland. In 2004 we did not record an impairment charge. Our cash flow estimates used include certain management judgments and were based on our best estimates and projections at the time of our review, and may be different if other assumptions are used. In future periods, however, we may be required to record an impairment loss, which may significantly affect our results of operations at that time.

Valuation of Inventory. Inventories are valued at the lower of cost or market. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. In the year ended December 31, 2004 we have charged € 10.2 million to cost of sales as a result of our analysis of the value of inventory. At December 31, 2004 our valuation allowance for inventory obsolescence and lower market value amounted to € 24.6 million, which is 13.5% of our total inventory. If circumstances related to our inventories change, our estimate of the values of inventories could materially change. At December 31, 2004, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of € 18.2 million.

Accounting for Income Taxes. We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. SFAS No. 109, “Accounting for Income Taxes,” requires us to establish a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2004, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of € 97.9 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2004 is not realizable, this would result in an additional valuation allowance and an income tax expense of € 0.8 million.

Results of Operations

The following table shows certain consolidated statement of income data as a percentage of net sales for our front-end and back-end segments for the years 2002, 2003 and 2004:

	Year ended December 31,
	Front-end			Back-end			Total
	2002	2003	2004	2002	2003	2004	2002	2003	2004
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(67.8)	(74.6)	(70.8)	(58.4)	(56.5)	(55.4)	(63.2)	(65.4)	(62.6)
Gross profit	32.2	25.4	29.2	41.6	43.5	44.6	36.8	34.6	37.4
Selling, general and administrative expenses	(24.6)	(22.3)	(17.1)	(17.0)	(15.0)	(11.6)	(20.9)	(18.6)	(14.2)
Research and development expenses	(23.6)	(18.9)	(16.2)	(10.1)	(8.4)	(6.8)	(17.0)	(13.6)	(11.3)
Amortization of purchased technology and other intangible assets	—	—	(0.4)	—	—	—	—	—	(0.2)

Earnings (loss) from operations	(16.0)	(15.8)	(4.5)	14.5	20.1	26.2	(1.1)	2.4	11.7
Loss on equity investments	(0.9)	(0.9)	(0.1)	—	—	—	(0.4)	(0.4)	(0.1)
Net interest expense	(3.4)	(3.8)	(3.1)	0.3	0.1	0.2	(1.6)	(1.8)	(1.4)
Foreign currency transaction losses	(0.7)	(0.6)	—	(0.1)	(0.2)	—	(0.4)	(0.4)	—
Income tax benefit (expense)	1.3	(0.5)	(1.2)	(0.9)	(1.9)	(1.6)	0.2	(1.2)	(1.4)
Minority interest	—	—	—	(6.3)	(8.3)	(11.4)	(3.1)	(4.2)	(6.0)
Gain on dilution of investment in subsidiary	0.5	0.3	0.6	—	—	—	0.2	0.1	0.4
Net earnings (loss)	(19.2)%	(21.3)%	(8.3)%	7.5%	9.8%	13.4%	(6.2)%	(5.5)%	3.2%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales. The following table shows our net sales for our front-end and back-end segments and the percentage change between the years 2003 and 2004:

	Year ended December 31,
(euro millions)	2003	2004	% Change
Front-end	286.5	355.6	24.1%
Back-end	295.4	398.6	35.0%

Total net sales	581.9	754.2	29.6%

In 2004, net sales of wafer processing equipment (front-end segment) represented 47.1% of total net sales. Net sales of assembly and packaging equipment and materials (back-end segment) represented 52.9% of total net sales.

In 2004, sales levels in our front-end segment continued to increase quarter over quarter as a result of the strong order intake, which started in the fourth quarter of 2003. In 2004 the order intake in front-end continued to be strong with more orders than sales in the first three quarters of 2004. The order intake in the fourth quarter for the front-end segment weakened somewhat as a result of the reduced demand industry wide. In the back-end segment the strong order intake in the fourth quarter of 2003 and the first half of 2004 resulted in record sales levels in the first half of 2004. The abrupt decrease in demand for the back-end products in the second half of 2004 resulted in a sharp decrease of sales levels. In the second half of 2004, net sales in the front-end segment increased by 10.0% compared to the first half of 2004, while net sales in the back-end segment for the second half of 2004 decreased 32.8% compared to the first half of 2004.

Consolidated sales levels expressed in euro were negatively impacted by the strengthened euro against the U.S. dollar and currencies whose exchange rate is fixed to the U.S. dollar. The decline in exchange rates impacted our sales negatively by 7.1%.

Front-end net sales increased in particular in equipment and spare parts and to a lesser extent in installation and other services. Sales of front-end equipment and spare parts increased by 23% when compared to 2003 which is mainly due to increased volume. These sales represent approximately 90% of front-end sales. Sales of installation and other services increased in 2004 by 32% compared to 2003. These sales represent approximately 8.5% of front-end sales and increase as our installed base grows.

Back-end net sales, in terms of revenue, increased in particular in equipment. These sales increased in 2004 by 38% when compared to 2003 and represent approximately 85% of back-end sales. Revenues from leadframe production increased in 2004 by 20% compared to 2003.

Gross Profit. The following table shows our gross profit margin for our front-end and back-end segments and the percentage increase or decrease for the year 2003 to 2004:

	Year ended December 31,
	2003	2004	Percentage point change
Front-end	25.4%	29.2%	3.8
Back-end	43.5%	44.6%	1.1

Total gross profit	34.6%	37.4%	2.8

The increase in gross profit margin for our front-end segment is the result of the overall growth in sales volumes and the related increased utilization of our manufacturing capacity and to a lesser extent changes in the product mix. Increased sales of 200mm systems have positively impacted the gross profit margin. In addition, we have realized an improvement of the gross profit margin of our installation and other service activities. Service activities are a substantial part of our revenue streams and these revenues increase as our installed base grows.

The strong euro versus the U.S. dollar and strong competition continued to impact the margins on our front-end segment vertical furnace products, for which manufacturing is mainly in euros and the majority of our sales are denominated in U.S. dollars. We have established a manufacturing facility in Singapore which will lower our manufacturing costs and mitigate the impact of foreign currency transaction results on our margins. The facility in Singapore is expected to show its first contribution in 2005.

The increase in gross profit margin for our back-end segment is the result of the higher sales volume of equipment and leadframes in 2004 when compared to 2003. One-time charges related to the consolidation of manufacturing activities in Malaysia and additional provisions on slow moving inventories related to new product introductions contributed negatively to the gross profit margin for our back-end segment in the first half of 2004.

Selling, General and Administrative Expenses. The following table shows our selling, general and administrative expenses for our front-end and back-end segments and the percentage change for the year 2003 to 2004:

	Year ended December 31,
(euro millions)	2003	2004	% Change
Front-end	63.9	61.1	(4.4)%
Back-end	44.1	45.9	4.1%

Total selling, general and administrative expenses	108.0	107.0	(0.9)%

The decrease in selling, general and administrative expenses in our front-end segment is mainly due to the strengthened euro against the U.S. dollar and U.S. dollar related currencies, despite higher expenses resulting from growing activities and the need to further invest in the hiring and training of service engineers in our front-end segment. In addition, restructuring charges included in selling, general and administrative expenses for front-end operations amounted to € 4.6 million in 2003.

The increase in selling, general and administrative expenses in the back-end segment is mainly the result of increased sales volumes, partially offset by positive translation differences from the strong euro against the U.S. dollar and U.S. dollar related currencies.

As a percentage of net sales, selling, general and administrative expenses decreased from 18.6% for the year 2003 to 14.2% in 2004.

Research and Development Expenses. The following table shows our research and development expenses for our front-end and back-end segments and the percentage change for the year 2003 to 2004:

	Year ended December 31,
(euro millions)	2003	2004	% Change
Front-end	54.2	57.6	6.3%
Back-end	24.9	27.3	9.6%

Total research and development expenses	79.1	84.9	7.3%

Research and development expenses have increased mainly as a result of the inclusion of the operations of our subsidiaries NuTool and Genitech in 2004. In addition, research and development credits received against research and development expenses decreased from € 3.0 million in 2003 to € 1.4 million in 2004. The increase in research and development expenses in our front-end segment is partially compensated by the impact of the strengthened euro against the U.S. dollar and U.S. dollar related currencies. Restructuring expenses included in research and development expenses for our front-end segment amounted to € 1.9 million in 2003. The increase in research and development expenses in our back-end segment is mainly due to the introduction of new products and related increased spending for the procurement of components used in various engineering prototypes in 2004.

As a percentage of net sales, research and development expenses decreased from 13.6% for the year 2003 to 11.3% in 2004.

Amortization of Purchased Technology and Other Intangible Assets. Amortization of purchased technology and other intangible assets was € 1.4 million in 2004. The amortization mainly relates to the amortization of purchased technology and other intangible assets from the acquisition of NuTool and Genitech. The amortization expense for 2004 includes € 0.5 million for purchased in-process research and development, which amount has been expensed in full.

Net Interest Expense. The net expense of € 10.3 million in 2004 was similar to the expense in 2003, although the composition has changed significantly. The translation effect of our convertible notes denominated in U.S. dollar had a positive impact on interest expenses, which was offset by a full year’s charge of interest expenses on the US$ 90.0 million convertible notes issued in May 2003 and the US$ 150.0 million convertible notes issued in December 2004. Increased interest rates on our cash deposits also contributed positively. Net interest expenses for the fourth quarter of 2004 and the year 2004 also include a € 1.2 million loss related to the early extinguishment of US$ 16.1 million of the 2005 convertible notes.

Income Tax Expense. We recorded a € 10.6 million tax expense in 2004, compared to a tax expense of € 7.1 million in 2003. The increase in tax expense is primarily the result of improved earnings. As of December 31, 2004, we had a € 334.5 million net operating loss carry forward, which we can apply primarily against future earnings reported in the United States and the Netherlands. At December 31, 2004, the related deferred tax asset for the net operating loss carry forward amounted to € 102.7 million, for which we provided a valuation allowance of € 97.9 million.

Net Earnings (Loss). We realized a net profit of € 24.0 million in 2004 compared to a net loss of € 32.1 million in 2003. Our front-end segment reported a net loss of € 29.4 million in 2004 compared to a net loss of € 61.1 million in 2003, primarily due to increased sales and gross margins in our front-end segment and € 6.5 million in restructuring expenses recorded in 2003. Our portion of our back-end segment’s net earnings was € 53.4 million in 2004 compared to € 29.0 million in 2003, primarily due to increased sales.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales. The following table shows our net sales for our front-end and back-end segments and the percentage change for the year 2002 to 2003:

	Year ended December 31,
(euro millions)	2002	2003	% Change
Front-end	266.9	286.5	7.3%
Back-end	251.9	295.4	17.3%

Total net sales	518.8	581.9	12.2%

At the end of 2003 we experienced increased order levels as the market for semiconductor equipment began recovering from the prolonged severe downturns in the industry that started late in 2000. The year 2003 was challenging for the semiconductor industry. Lack of visibility for most of the year kept semiconductor manufacturers extremely cautious in their ordering patterns. The increase in orders improved our sales levels only in the last months of 2003, in particular in our back-end segment, which typically is the first to benefit from increasing demand. In the second half of 2003, front-end sales decreased 3.7% and back-end sales increased 36.5%, both compared to the first half of 2003.

Consolidated sales levels expressed in euro were negatively impacted by the strong euro against the Japanese yen, the U.S. dollar and currencies whose exchange rate is fixed to the U.S. dollar. The decline in exchange rates impacted our sales negatively by 18.7%.

Gross Profit. The following table shows our gross profit margin for our front-end and back-end segments and the percentage increase or decrease for the year 2002 to 2003:

	Year ended December 31,
	2002	2003	Percentage point change
Front-end	32.2%	25.4%	(6.8)
Back-end	41.6%	43.5%	1.9

Total gross profit	36.8%	34.6%	(2.2)

The decrease in gross profit margin for our front-end segment was the result of competitive price pressure, the changes in the product mix and the impact of lower U.S. dollar exchange rates. In particular, the weakening of the U.S. dollar impacted our margins on our vertical furnace products, for which manufacturing is mainly in euros and the majority of our sales are dominated in U.S. dollars. In addition, our consolidated low sales levels kept our margins at a low level due to overhead costs in our manufacturing facilities. The increase in gross profit margin for our back-end segment was the result of the higher sales volume in 2003 compared to 2002.

Selling, General and Administrative Expenses. The following table shows our selling, general and administrative expenses for our front-end and back-end segments and the percentage change for the year 2002 to 2003:

	Year ended December 31,
(euro millions)	2002	2003	% Change
Front-end	65.6	63.9	(2.6)%
Back-end	42.8	44.1	3.0%

Total selling, general and administrative expenses	108.4	108.0	(0.4)%

In 2003, selling, general and administrative expenses were slightly below the level of 2002. Although the decrease was partly due to the strong euro against the Japanese yen, the U.S. dollar and U.S. dollar related currencies, we also strongly focused on fixed cost control and more efficient operations in our front-end segment. In 2003, restructuring expenses included in selling, general and administrative expenses for our front-end segment amounted to € 4.6 million. In our back-end segment the increase was mainly the result of the increased sales volumes and related higher expenses for marketing and other overhead expenses.

Research and Development Expenses. The following table shows our research and development expenses for our front-end and back-end segments and the percentage change for the year 2002 to 2003:

	Year ended December 31,
(euro millions)	2002	2003	% Change
Front-end	62.8	54.2	(13.7)%
Back-end	25.5	24.9	(2.4)%

Total research and development expenses	88.3	79.1	(10.5)%

We received research and development credits against research and development expenses of € 3.0 million in 2002 and € 3.0 million in 2003. The decrease in research and development expenses for our front-end segment was the result of our timing in some of our research and development programs, which we believe will not affect our strong research and development commitment to the industry, and to a lesser extent, the impact of the strong euro against the Japanese yen, the U.S. dollar and U.S. dollar related currencies. In 2003 we also restructured our research and development operations in Finland. Restructuring expenses included in research and development expenses for our front-end segment amounted to € 1.9 million in 2003. Our research and development expenses for our back-end segment continued at a high level, but also decreased due to the impact of the strong euro against the Hong Kong dollar.

Net Interest Expense. Net interest expense increased to a net expense of € 10.3 million in 2003 compared to a net expense of € 8.3 million in 2002. The increase is the result of higher net interest expenses resulting from increased borrowings, including the issuance of US$ 90.0 million in convertible subordinated debt in May 2003 and lower interest income on cash deposits due to lower interest rates. The increase was partially offset by the lower U.S. dollar exchange rate.

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

Net Earnings (Loss). We realized a net loss of € 32.1 million in 2003 compared to a net loss of € 32.2 million in 2002. Our front-end segment reported a net loss of € 61.1 million in 2003 compared to a net loss of € 51.1 million in 2002, primarily due to lower gross margins in our front-end segment and € 6.5 million in restructuring expenses. Our portion of our back-end segment’s net earnings was € 29.0 million in 2003 compared to € 18.9 million in 2002.

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

The following table shows our level of new orders during the year and our backlog at the end of the year for our front-end and back-end segments and the percentage change for the year 2003 to 2004:

(euro millions)	2003	2004	%Change
Front-end:
New orders for the year ended	281.3	391.7	39.2%
Backlog at the end of the year	104.7	140.9	34.6%
Back-end:
New orders for the year ended	356.6	350.3	(1.8)%
Backlog at the end of the year	94.3	45.9	(51.3)%
Total
New orders for the year ended	637.9	742.0	16.3%
Backlog at the end of the year	199.0	186.8	(6.1)%

For the full year 2004, the ratio of new orders divided by net sales was 0.98. In the second half of 2004 the consolidated order intake slowed down resulting in a ratio of 0.82 compared to 1.12 in the first half of 2004. This slow-down was attributable to the back-end segment where the ratio decreased from 1.06 in the first half of 2004 to 0.61 in the second half of 2004. In the front-end segment the order intake continued to keep momentum with a ratio of 1.21 in the first half of 2004 compared to a ratio of 1.00 in the second half of 2004. The backlog of € 186.8 million as of December 31, 2004 is 6.1% lower than the backlog of € 199.0 million as of December 31, 2003.

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

At December 31, 2004, our principal sources of liquidity consisted of € 218.6 million in cash and cash equivalents and € 67.9 million in undrawn bank lines. Approximately € 72.1 million of the cash and cash equivalents and € 32.1 million of the undrawn bank lines are restricted to use in our back-end operations and € 35.1 million in undrawn bank lines are restricted to use in our front-end operations in Japan.

In December 2004 we strengthened our balance sheet through a private placement of US$ 150.0 million of 4.25% convertible subordinated notes, which are due December 2011. The notes are subordinated in right of payment to all of our existing and future senior indebtedness and rank equally in right of payment with our convertible subordinated notes issued in 2003 and 2001. As of December 31, 2004 we had used US$ 17.5 million of the proceeds to repurchase US$ 16.1 million of the US$ 115 million outstanding principal amount of our 5% convertible subordinated notes due November 2005. The notes were issued to ensure that we, under all circumstances, have sufficient liquidity to deal with the maturity of the US$ 115.0 million 5% convertible subordinated notes, which are due November 2005.

During 2004, we generated net cash flows from operating activities of € 74.9 million, compared to generated net cash flows from operating activities of € 61.6 million for 2003. The increase was primarily the result of the improved net loss and net gain of our front-end and back-end segment respectively. In addition, an increase in working capital from € 154.4 million at December 31, 2003 to € 189.2 million at December 31, 2004 impacted net cash flows. As of December 31, 2004 we have entered into purchase commitments with suppliers for delivery in 2005 in the amount of € 76.4 million and for delivery in 2006 in the amount of € 0.8 million.

During 2004, we invested € 58.1 million in capital equipment and facilities, compared to € 30.1 million in 2003. We expanded our manufacturing facilities in Singapore for our front-end operations and in Malaysia for our back-end operations in 2004. We expect capital expenditures to be between € 40 million and € 50 million in 2005. Our capital expenditure commitments at December 31, 2003 were € 4.6 million, and at December 31, 2004 were € 4.8 million.

The acquisition of the remaining 84.3% interest in NuTool on June 2, 2004 was financed with the issuance of 1,962,282 of our common shares and replacement employee stock options to acquire 57,720 of our common shares. The total consideration for the acquisition amounted to € 35.1 million, of which € 34.5 million is attributable to our common shares and employee stock options issued in the transaction. The remainder relates to transaction expenses, such as legal and audit fees. In addition, we are obligated to issue up to 806,376 additional common shares if NuTool meets certain financial performance targets during the period ending December 31, 2006.

The acquisition of Genitech on August 5, 2004 was financed with € 4.6 million in cash, including transaction expenses, and the issuance of 247,638 of our common shares. The total consideration at the date of acquisition was € 7.9 million, of which € 3.3 million is attributable to our common shares issued. In addition we are required to pay additional cash payments over the next five years up to a total of US$ 9.2 million depending on the achievement of certain financial performance targets.

In the second quarter of 2004 our subsidiary in the back-end segment, ASMPT repurchased 0.40% of its outstanding shares on the open market in the amount of € 4.5 million (HK$ 42.5 million).

Net cash provided by financing activities was € 63.2 million in 2004. During that period, we repaid € 0.5 million in short term bank facilities, € 17.2 million of long-term debt and received proceeds of € 112.5 million in new long-term and subordinated debt and received € 2.8 million from the issuance of common shares. In 2004, we paid € 34.4 million in dividends to minority shareholders of our subsidiary ASMPT. In 2003 net cash provided by financing activities was € 70.0 million. During that period, we repaid € 1.3 million in short term bank facilities, € 3.6 million of long-term debt and received proceeds of € 91.2 million in new long-term and subordinated debt and received € 4.1 million from the issuance of common shares. In 2003, we paid € 20.4 million in dividends to minority shareholders of our subsidiary ASMPT.

We finance the operations of our front-end segment from operating cash flows, from dividends received from ASMPT, and from borrowings. We support borrowings of our front-end subsidiaries with guarantees.

We rely on dividends from ASMPT for a portion of our cash flow for use in our front-end operations. Cash dividends received from ASMPT during 2002, 2003 and 2004 were € 29.5 million, € 24.1 million and € 40.4 million, respectively.

Our back-end segment, which is conducted through ASMPT, our 53.84%-owned subsidiary, is entirely self-financed by ASMPT. However, the earnings, cash resources and borrowing capacity of ASMPT are not available to our front-end segment due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASMPT common shares are listed.

Although two of the six directors of ASMPT are affiliates of ASM International, ASMPT is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASMPT at the end of 2004 was approximately € 547.3 million, which is lower than the market value at the end of 2003, which was approximately € 717.2 million.

Contractual Obligations, Contingent Liabilities and Commitments

The following table summarizes our contractual obligations as at December 31, 2004 aggregated by type of contractual obligation:

	December 31, 2004
Contractual obligations (in millions of euro)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks	23.4	23.4	—	—	—
Long-term debt [1]	25.0	7.9	10.8	4.6	1.7
Convertible subordinated debt	248.9	72.7	—	—	176.2
Operating leases	31.5	7.5	10.8	6.7	6.5
Purchase obligations:
Purchase commitments to Suppliers	77.2	76.4	0.8	—	—
Capital expenditure commitments	4.8	4.8	—	—	—

Total contractual obligations	410.8	192.8	22.3	11.3	184.4

(1)	Capital lease obligations of € 1.0 million are included in long-term debt.

Long-term deferred tax liabilities of € 0.9 million are not included in the above table.

For a further discussion of our contractual obligations for notes payable to banks, long-term debt, convertible subordinated debt and commitments and contingencies see Note 11, 13, 14, 17 and 18 to our consolidated financial statements, which are incorporated herein by reference.

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

At December 31, 2004 we had contingent payables of € 13.3 million, including accrued interest, related to research and development grants received. The grants received are repayable only to the extent we recognize sales of products to which the grants related within an agreed upon time period. The amount contingently payable at December 31, 2004 includes € 9.9 million, including accrued interest, of which the agreed upon time period for repayment expired at December 31, 2004 and for which we have not received a remission from the government of the Netherlands yet.

International Financial Reporting Standards

We are required by European Regulations to publish consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) from 2005 onwards. These consolidated financial statements will replace the consolidated financial statements we currently publish in accordance with Generally Accepted Accounting Principles in the Netherlands (“Dutch GAAP”). Our first consolidated financial statements in accordance with IFRS will be the Annual Report for 2005, including the consolidated financial statements of 2004 for comparison purposes. We continue to publish its primary consolidated financial statements in accordance with US GAAP.

We are in the process of analyzing differences between IFRS and US GAAP in order to determine the impact of IFRS on our financial position or results of operations when reported in accordance with IFRS. Although IFRS has an impact on the way our consolidated financial statements are presented, IFRS does not have an impact on our business, business decisions, performance and cash flows.

We have identified a number of differences between IFRS and US GAAP, which are applicable to us. The major differences relate to accounting for goodwill under IFRS 3 “Business Combinations,” accounting for convertible subordinated notes under IAS 32 “Financial Instruments: Disclosure and Presentation,”

accounting for development expenses under IAS 38 “Intangible Assets” and accounting for stock option plans under IFRS 2 “Share-based Payment”.

IFRS 1 “First time adoption of IFRS” includes a transition option to apply IFRS 3 prospectively from the transition date (January 1, 2004). Accordingly, all accounting under current Dutch GAAP for business combinations prior to January 1, 2004 is fixed at the transition date and the corresponding value of goodwill is fixed as well. As a result of amortization of goodwill under Dutch GAAP prior to January 1, 2004, the value of goodwill under IFRS as of January 1, 2004 will differ from the value of goodwill under US GAAP. Also, IFRS requires the inclusion of contingent consideration in the cost of acquisition if it is probable and can be estimated reliably. Under US GAAP, contingent consideration is generally excluded from the cost of acquisition. This difference is applicable with respect to the acquisitions completed in 2004.

Our convertible notes include a component that creates a financial liability to us and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company. IAS 32 requires separate recognition of these components. Under US GAAP and Dutch GAAP such a distinction is not required. The IASB has offered a transitional option with respect to IAS 32 and IAS 39 “Financial Instruments: Recognition and Measurement” allowing us to apply IAS 32 and IAS 39 in our consolidated financial statements as from 2005 onwards. We are considering applying this transition option.

IAS 38 “Intangible Assets” requires capitalization of development costs if, and only if, an entity can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure the expenditure attributable to the intangible asset during its development reliably.

US GAAP prohibits capitalization of research and development costs. Prior to December 31, 2004 our administrative systems did not capture a distinction between research costs and development costs and as a result, we could not demonstrate our ability to measure the expenditure attributable to the intangible asset during its development reliably. At January 1, 2005, the Company implemented a change to its administrative systems and is able to capture reliable development costs. As a result, the Company will comply with IAS 38 and will capitalize development costs that meet the above-mentioned criteria in its consolidated financial statements from 2005 onwards.

IFRS 2 “Share-based Payment” requires expensing the fair value of options. Under US GAAP, the Company applied APB No. 25 and provided pro forma disclosure of the impact of the fair value of options on net earnings. The Company adopts IFRS 2 at January 1, 2004 for options granted after November 7, 2002 and not yet vested at January 1, 2005.

New Accounting Pronouncements

For information regarding new accounting pronouncements, see Note 1 to our consolidated financial statements, which is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The names of the members of our Supervisory Board and Management Board, our senior management and those of our significant subsidiaries and the years of their birth are as follows:

Name	Year of Birth	Position
Paul C. van den Hoek [2]	1939	Chairman of the Supervisory Board (Expiring 2005)
Eric A. van Amerongen [1,2]	1953	Member of the Supervisory Board (Expiring 2006)
Adri Baan [1]	1942	Member of the Supervisory Board (Expiring 2005)
Johan M.R. Danneels [2]	1949	Member of the Supervisory Board (Expiring 2008)
Jean den Hoed RA [1]	1937	Member of the Supervisory Board (Expiring 2007)
Arthur H. del Prado	1931	Chairman of the Management Board, President and Chief Executive Officer
Patrick Lam See Pong	1948	Member of the Management Board, Vice President back-end operations and Managing Director ASM Pacific Technology Ltd.
Robert L. de Bakker	1950	Member of the Management Board and Chief Financial Officer
Haijo D.J. Pietersma	1953	Member of the Management Board and Deputy to the Chief Executive Officer
Han F.M. Westendorp	1956	Chief Operating Officer front-end operations
Albert Hasper	1963	Regional Manager front-end operations Europe and General Manager ASM Europe
Chuck D. del Prado	1961	Regional Manager front-end operations USA, General Manager ASM America
Fukumi Tomino	1949	Regional Manager front-end operations Asia, Managing Director ASM Japan
Ivo J.M.M. Raaijmakers	1957	Chief Technology Officer of front-end operations and Director of Research and Development
Hans van Selm	1959	Group Controller, Finance Director front-end operations

(1)	Member of Audit Committee
(2)	Member of Nomination, Selection and Remuneration Committee

Paul. C. van den Hoek became a member of the Supervisory Board in March 1981 and is currently Chairman of the Supervisory Board. Mr. van den Hoek is a partner in the European law firm of Stibbe, which is our general legal counsel and has been with Stibbe since 1965. Mr. van den Hoek also serves on the board of directors of various European companies. At December 31, 2004, Mr. van den Hoek owned 300,000 of our common shares. Mr. van den Hoek holds a Master’s Degree in law from the University of Amsterdam, the Netherlands.

Eric A. van Amerongen was elected member of the Supervisory Board in May 2002. Mr. van Amerongen is a member of the Supervisory Board and previously served as Chief Executive Officer of Koninklijke Swets & Zeitlinger. Prior to that, he was active for over 10 years in the position of Group Director of Thomson-CSF (France), Chief Executive Officer of Hollandse Signaal Apparaten B.V. and President and Chief Executive Officer Europe, Middle East and Africa for Lucent Technologies. Mr. van Amerongen also serves on the board of directors of various European companies.

Adri Baan was elected member of the Supervisory Board in May 2001. Mr. Baan served as the Chief Executive Officer of the Business Electronics Division of Philips, N.V. from 1993 until March 2001, and served as a member of Philips Group Management Committee from 1996 and Board of Management from 1998 until March 2001. Mr. Baan serves on the Supervisory Boards of Océ N.V., Wolters Kluwer N.V. and the Dutch Authority Financial Markets and is Vice-Chairman of Royal Volker Wessels Stevin N.V. He further serves as non-executive director of Imperial Chemical Industries (ICI) Ltd. and International Power Plc. (London) and is an independent director of PSA Europe (Port Authority of Singapore).

Johan M.R. Danneels was elected member of the Supervisory Board in May 2000. Mr. Danneels spent most of his career with Alcatel, and served most recently as Director of Industrial Coordination and Chief Executive Officer of Alcatel Microelectronics. Mr. Danneels serves as Groups Vice President of STMicroelectronics. Mr. Danneels holds a Ph.D. from the University of Leuven, Belgium and a MBA degree from Boston University, Brussels, Belgium.

Jean den Hoed RA became a member of the Supervisory Board in June 1999. Mr. den Hoed is a Dutch certified accountant (RA) and received his degree at the Dutch Institute of Certified Accountants (NIvRA).

He joined AKZO Nobel N.V., a global chemical company in 1969, and served in various financial management positions, most recently as Vice President and Chief Financial Officer from 1996 to 1998 when he retired. Mr. den Hoed serves on the board of directors of various European companies.

Arthur H. del Prado, our founder, has served as a member of the Management Board, President and Chief Executive Officer since our formation in 1968. Mr. del Prado is also a founder of ASM Lithography N.V. through a joint venture with Philips Electronics N.V. He serves as a Director of MEDEA+, and previously served for many years as a Director of its predecessor, JESSI. Mr. del Prado also serves on the board of directors of various European companies. Mr. Arthur del Prado is the parent of Chuck D. del Prado.

Patrick Lam See Pong became Vice President of our Asian Operations in March 1981 and a member of the Management Board in June 1995. Mr. Lam has been employed in various capacities with us since 1975. He holds a B.Sc. degree in Electrical Engineering from the University of Manitoba in Canada and a MBA degree from the Chinese University of Hong Kong.

Robert L. de Bakker became Chief Financial Officer in January 2001 and a member of the Management Board in May 2001. Prior to his joining ASM International, Mr. de Bakker was Chief Financial Officer of NKF Holding N.V., a Netherlands multinational public company, where he continued his activities after its merger at the end of 1999 with Draka Holding N.V., another Dutch multinational public company in the same sector of activity, industrial cables. Mr. de Bakker holds a MBA degree from the Amos Tuck School of Business Administration, Dartmouth College, New Hampshire, United States, and a degree in Business Administration from Erasmus University, Rotterdam, the Netherlands.

Haijo D.J. Pietersma joined us as the Deputy to the Chief Executive Officer in September 2002 and became a member of the Management Board in May 2003. Mr. Pietersma has spent most of his career at Ericsson Group in various management functions in the Netherlands and in Sweden. From 1994 to 1998 he was Chief Executive Officer of Ericsson, the Netherlands. From 1998 to 2001 he was Executive Vice President and member of the Management Board, responsible for the global activities of the Ericsson divisions “Business Communication Systems” and “Mobile Internet Systems & Applications. Mr. Pietersma holds a B.Sc. degree in Electronics from the HTS (Higher Technical School) in Groningen, the Netherlands.

Han F.M. Westendorp became Chief Operating Officer of our front-end operations in February 2003 after joining us as General Manager of ASM Europe in July 1999. Mr. Westendorp worked in various management capacities at Tokyo Electron Massachusetts from 1991 to mid-1999, most recently as Vice President of Metal CVD and Administration General Manager. Before joining Tokyo Electron, he worked with us on the development of our ion implantation technology. Mr. Westendorp holds a Ph.D. in Physics and Mathematics from the University of Utrecht, the Netherlands.

Albert Hasper has been General Manager of ASM Europe since April 2004. Prior to that, he was World Wide Product Manager for our vertical furnace product line and has been active in the development of batch furnaces for more than seven years in several functions with us and at Tempress Systems, Inc. Mr. Hasper received his Ph.D. degree and M.Sc. degree in Electrical Engineering at the University of Twente, the Netherlands.

Chuck D. del Prado has been appointed as General Manager ASM America as of February 1, 2003. He joined us as Director Marketing, Sales & Service of ASM Europe in March 2001. Mr. del Prado worked with IBM Nederland N.V. at the marketing and sales department from 1989 to 1996. He worked in various management capacities at ASM Lithography from February 1996 to 2001 having roles in production, sales, manufacturing and logistics. Mr. del Prado holds a M.Sc. degree from the University of Twente, the Netherlands. Arthur H. del Prado is the parent of Mr. Chuck D. del Prado.

Fukumi Tomino became Vice President Japanese Operations and Managing Director of ASM Japan in 1994 after having held roles in sales, marketing, engineering and process development since the founding of ASM Japan in 1982. He holds a Bachelor’s Degree in Electro-communication from the University of Electro-Communication, Tokyo, Japan.

Ivo J.M.M. Raaijmakers became Chief Technology Officer of front-end operations and Director of Research and Development in July 1999. He served as Vice President of Development for ASM America from July 1996 to July 1999. Since 1982 he has held various positions of increasing responsibility in technology development and management at Philips Research Labs, Novellus and Applied Materials, most recently with Applied Materials from 1993 to 1996. Mr. Raaijmakers holds a Ph.D. and Master’s Degree in Physics from Eindhoven University of Technology, the Netherlands.

Hans van Selm joined us in January 2000 as the Group Controller of the Company and Finance Director front-end operations. Prior to that Mr. van Selm was Vice President Internal Audit at Benckiser N.V.,

a Netherlands and U.S. listed multinational company in household cleaning from 1997 through 1999. Before joining Benckiser N.V. Mr. van Selm worked at Deloitte Accountants in various positions since 1979. His last position was Senior Manager Audit Services. Mr. van Selm is a Dutch certified accountant (RA) and received his degree at the Dutch Institute of Certified Accountants (NIvRA). Mr van Selm also holds a degree as Certified Public Accountant (CPA) and a degree as Certified Internal Auditor (CIA).

B. Compensation.

Compensation of members of the Management Board is determined by the Supervisory Board. Currently, members of our Management Board are Arthur H. del Prado, Patrick Lam See-Pong, Robert L. de Bakker and Haijo D.J. Pietersma.

The following table sets forth as to all members of our Supervisory Board and Management Board and all other executive officers information concerning all remuneration from us (including our subsidiaries) for services in all capacities during the year ended December 31, 2004:

Annual Compensation For The Year Ended December 31, 2004 [1]

Name and Principal Position	Annual Compensation			Long-Term Compensation	All Other Compensation
	Base Compensation	Bonus	Other[2]	Securities Under Options/ SARS Granted
Paul C. van den Hoek[3]	69	—	—	—	—

Eric A. van Amerongen	26	—	—	—	—

Adri Baan	21	—	—	—	—

Johan M.R. Danneels	21	—	—	—	—

Jean den Hoed RA	22	—	—	—	—

Arthur H. del Prado[4]	583	—	—	—	—

Patrick Lam See-Pong	583	303	71	520	—

Robert L. de Bakker	202	—	19	—	—

Haijo D.J. Pietersma	421	—	33	—	—

All other executive officers as a group (6 persons)	1,140	—	83	—	—

(1)	In thousands of euros unless indicated otherwise.
(2)	Other annual compensation includes pension expenses.
(3)	The remuneration for Mr. van den Hoek includes the compensation he receives as member of the Supervisory Board and the compensation he receives in his capacity of non-executive director and member of the Audit Committee of ASMPT.
(4)	During its meeting of March 23, 2005 the Nomination, Selection and Remuneration Committee decided to amend the base compensation for Mr. A. H. del Prado retroactively as of January 1, 2004.

We have granted stock options to certain key employees. For information regarding such options see Note 16 to our consolidated financial statements, which is incorporated herein by reference.

Options to purchase an aggregate of 652,500 common shares are held by members of our Management Board and our executive officers at December 31, 2004. As of February 24, 2005, options to acquire 652,500 common shares were held by members of our Management Board and our executive officers at exercise prices ranging from US$ 4.06 – US$ 19.32 and € 11.20 – € 19.20, with expiration dates from December 1, 2005 to February 1, 2013.

C. Board practices.

Under Netherlands law, Supervisory Board members have the duty to supervise and advise the Management Board members. The Supervisory Board nominates two candidates for each vacant seat on the Supervisory Board, one of which the Supervisory Board recommends to the shareholders for appointment. The nomination of the recommended candidate is binding, and therefore the recommended candidate will be elected by the shareholders unless rejected by a vote of at least two-thirds of the number of shares properly voted at the meeting, provided that the shares voted to reject such binding nomination represent at least half of all issued and outstanding shares eligible to vote. If the recommended candidate is rejected, the second nominee will be appointed unless similarly rejected. The Supervisory Board members serve a four year term. The Supervisory Board members may be re-elected twice, but under our Articles of Association a Supervisory Board member must resign at the end of the term in which he or she attains the age of 72.

The Management Board is entrusted with our management under the supervision of the Supervisory Board and has the general authority to enter into binding agreements with third parties. The Supervisory Board nominates two candidates for each vacant seat on the Management Board, one of which the Supervisory Board recommends to the shareholders for appointment. The nomination of the recommended candidate is binding, and therefore the recommended candidate will be elected by the shareholders unless rejected by a vote of at least two-thirds of the number of shares properly voted at the meeting, provided that the shares voted to reject such binding nomination represent at least half of all issued and outstanding shares eligible to vote. If the recommended candidate is rejected, the second nominee will be appointed unless similarly rejected. The shareholders may at any time suspend and dismiss Management Board and Supervisory Board members by a supermajority vote of two-thirds of the votes cast representing more than half of the issued and outstanding shares eligible to vote. A Management Board member can be suspended or dismissed at any time by the Supervisory Board. There is no statutory term of office for Management Board members.

We have not entered into any service contracts providing for benefits upon termination of employment with members of our Supervisory Board and Management Board.

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

D. Employees.

As of December 31, 2004, we had 8,260 employees, including 937 employees primarily involved in research and development activities, 352 in marketing and sales, 887 in customer service, 396 in finance and administration, and 5,688 in manufacturing.

The following table lists the total number of our employees and the number of our employees in our front-end and back-end business at the dates indicated:

Geographic Location	December 31, 2002			December 31, 2003			December 31, 2004
	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total
Europe
The Netherlands	341	11	352	330	11	341	313	12	325
Other European countries	128	—	128	121	9	130	157	4	161
United States of America	429	10	439	394	9	403	584	9	593
Japan	245	19	264	254	19	273	266	20	286
Southeast Asia	83	5,280	5,363	80	6,206	6,286	172	6,717	6,889
Other	—	8	8	—	—	—	—	6	6

Total	1,226	5,328	6,554	1,179	6,254	7,433	1,492	6,768	8,260

Our Netherlands operation, which employs approximately 325 persons, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. Because of the current market conditions in the semiconductor industry, we have enacted a worldwide hiring freeze and reduced our work force. We believe that our employee relations are good.

E. Share ownership.

Information with respect to shares and options held by members of our Supervisory Board and Management Board is included in Item 7, “Major Shareholders and Related Party Transactions” and Notes 26 and 27 to our consolidated financial statements, incorporated herein by reference. With the exception of Arthur del Prado, as of February 24, 2005, none of the members of our Supervisory Board or Management Board owned beneficially more than 1% of our outstanding common shares.

We maintain various stock option plans for the benefit of our employees. For information about our stock option plans, see Note 16 to our consolidated financial statements, which is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the ownership of our common shares as of February 24, 2005 by each beneficial owner of more than 5% of our common shares and by all of the members of our Supervisory Board and Management Board as a group:

	Number of Shares	Percent of Outstanding Shares
Arthur H. del Prado [1]	11,476,878	21.8

Amaranth LLC [2]	4,391,035	7.7

All members of Supervisory Board and Management Board as a group (9 persons) [1]	12,207,178	23.2

(1)	Includes 7,692,039 common shares owned by Stichting Administratiekantoor ASM International, a trust controlled by Mr. del Prado.
(2)	Based on Schedule 13G filing as of February 2, 2005, Amaranth owns convertible subordinated notes due November 2005, which are convertible into an aggregate of 4,391,035 of our common shares.

A “beneficial owner” of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security. In addition, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security, as defined above, within 60 days, including but not limited to any right to acquire: (i) through the exercise of any option, warrant or right; (ii) through the conversion of a security; or (iii) pursuant to the power to revoke, or pursuant to the automatic termination of, a trust, discretionary account, or similar arrangement.

According to SEC filings, Capital Group International, Inc. and Capital Research and Management Co. together with SMALL CAP World Fund, Inc. reduced their shareholdings of respectively 2,604,350 and 3,325,600 of our common shares at February 13, 2004 to respectively 1,267,530 and nil at December 31, 2004.

On May 28, 1997, we entered into an agreement with Stichting Continuïteit ASM International, or Stichting, pursuant to which Stichting was granted an option to acquire up to that number of our preferred shares that has a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise. Stichting is a non-membership organization organized under Netherlands law. The objective of Stichting is to own and vote our preferred shares in order to maintain our continuity in case of a takeover attempt. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. Euronext Amsterdam requires that a majority of the board members of Stichting be unrelated to us. As of December 31, 2004, the members of the board of Stichting are:

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

Of our 52,618,073 outstanding common Shares at February 24, 2005, 9,064,039 are registered with us in the Netherlands, 30,926,157 shares are registered with a transfer agent in the Netherlands, ABN AMROBANK N.V., and 12,627,877 are registered with a transfer agent in the United States, Citibank, N.A., New York. Our common shares registered with Citibank, N.A., New York are quoted on the NASDAQ Stock Market under the symbol “ASMI.” As of February 24, 2005 there were approximately 251 record holders in the United States. The common shares registered with ABN AMRO Bank, Breda, the Netherlands, are in bearer form and are traded on Euronext Amsterdam under the symbol “ASM.”

B. Related party transactions.

For information regarding related party transactions, see Note 27 to our consolidated financial statements, which is incorporated herein by reference.

Item 8. Financial Information

A. Consolidated statements and other financial information

Consolidated financial statements

See Item 18. “Financial Statements”.

Legal proceedings

See Item 4.B. “Business Overview” and Note 18 to our consolidated financial statements, which is incorporated herein by reference.

Dividend policy

We have not declared or paid any cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance the growth and development of our business.

B. Significant changes

No significant changes have occurred since the date of our consolidated financial statements.

Item 9. The Offer and Listing

A. Offer and listing details.

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Stock Market and the high and low closing price as reported on Euronext Amsterdam:

Price Range of Common Shares

	NASDAQ Closing Prices		Euronext Closing Prices
	High	Low	High	Low
Annual Information
2000	$35.63	$9.31	€38.00	€10.75
2001	26.84	9.63	31.45	10.10
2002	28.34	6.50	31.90	7.00
2003	20.40	9.71	17.05	8.78
2004	27.61	12.80	22.10	10.47

Quarterly Information
2003:
First Quarter	$14.31	$9.71	€13.80	€8.78
Second Quarter	17.00	10.27	14.75	9.22
Third Quarter	18.90	14.50	17.05	12.45
Fourth Quarter	20.40	14.97	16.55	12.65

2004:
First Quarter	$27.61	$20.25	€22.10	€16.62
Second Quarter	23.92	18.40	19.80	15.44
Third Quarter	20.15	12.80	16.78	10.47
Fourth Quarter	16.74	13.04	12.47	10.56

Monthly Information
September 2004	$14.18	$12.80	€11.50	€10.47
October 2004	14.60	13.04	11.50	10.56
November 2004	16.24	14.50	12.47	11.36
December 2004	16.74	15.56	12.41	11.59
January 2005	17.25	15.09	13.29	11.63
February 2005	18.72	17.16	14.39	13.06
March 2005 [1]	19.15	16.71	14.50	12.65

(1)	Through March 23, 2005

B. Plan of distribution.

Not applicable.

C. Markets.

Our common shares are quoted on the NASDAQ Stock Market under the symbol “ASMI” and listed on Euronext Amsterdam under the symbol “ASM.”

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

The information required by Item 10.B. is incorporated by reference to our Form 6-K filed with the United States Securities and Exchange Commission on March 31, 2005.

C. Material contracts.

We entered into an indenture agreement on May 6, 2003 with Citibank, N.A., as trustee, under which we issued US$ 90 million aggregate principal amount of 5.25% Convertible Subordinated Notes due 2010. The terms of the notes issued under the indenture are summarized in Note 14 to our consolidated financial statements, which are incorporated herein by reference. A copy of the indenture was filed as Exhibit 4.18 to our Registration Statement on Form F-3 filed on July 25, 2003.

We entered into an agreement and plan of merger dated February 29, 2004 with NuTool and Walnut Merger Corporation, a Delaware corporation and our wholly-owned subsidiary formed for the purpose of merging with and into NuTool, pursuant to which we acquired the remaining 84.3% interest in NuTool which we did not already own. A description of the consideration we paid for the remaining 84.3% interest in NuTool is summarized in Item 5 “Operation and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Strategic Investments” in this report. A copy of this agreement and plan of merger was filed as Exhibit 99.1 of our report on Form 6-K filed on September 10, 2004.

We entered into an indenture agreement on December 6, 2004 between us and Citibank, N.A., as trustee, under which we issued US$ 150 million aggregate principal amount of 4.25% Convertible Subordinated Notes due 2011. The terms of the notes issued under the indenture are summarized in Item 5 “Operation and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Issuance of Convertible Subordinated Notes” in this report. A copy of the indenture was filed as Exhibit 99.1 to our report on Form 6-K filed on December 9, 2004.

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

E. Taxation.

Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders

The statements below briefly summarize the current Dutch tax laws, based on the laws as in force at January 1, 2005. The description is limited to the tax implications for shareholders who neither are nor are deemed to be a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to holders of special classes of shares and should not be interpreted as extending by implication to matters not specifically referred to in this document. As to individual tax consequences, shareholders are advised to consult their own tax advisors.

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

If a holder of ordinary shares resides in a country that signed a double taxation convention with the Netherlands and such convention is in effect, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax. The Netherlands has concluded such a convention with the United States, among other countries.

Under the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S. Tax Treaty”) currently in effect, dividends we pay to a holder of our common shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes but who is a resident of the United States as defined in the U.S. Tax Treaty are generally eligible for a reduction of the 25% Dutch withholding tax to 15% or, in the case of certain U.S. corporate shareholders owning at least 10% of ASM International voting power, to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. As per February 1, 2005 a full exemption of Netherlands withholding tax is applicable for U.S. corporate shareholders owning at least 80% of voting power in the Company for a period of at least twelve months prior to the distribution, provided that they meet specific tests of the limitation of benefits clause of the U.S. Tax Treaty. The U.S. Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file an application for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may not claim the benefits of the U.S. Tax Treaty unless:

•	the holder is a resident of the United States as defined therein; and

•	the holder’s entitlement to such benefits is not limited by the provisions of Article 26 (“limitation on benefits”) of the U.S. Tax Treaty.

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

A refund, reduction, exemption or credit of Dutch dividend withholding tax on the basis of Dutch tax law or on the basis of a tax treaty between the Netherlands and another state, will be granted only if the dividends are paid to the beneficial owner of the dividends. A receiver of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping” in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids Dutch dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions. This regime may also apply to the transfer of shares or the entitlement to dividend distributions as described above, if the avoidance of dividend withholding tax is not the main purpose of the transfer.

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

For the purposes of Dutch gift and inheritance tax, a Dutch national is deemed to be a resident of the Netherlands if he resided in that country at any time during a period of ten years preceding the date of the gift or death, as the case may be. In addition, for the purposes of Dutch gift tax, a person not possessing Dutch nationality is also deemed to be a Dutch resident, irrespective of his nationality, if he was a Dutch resident at any time during a period of twelve months preceding the time at which the gift was made. The Netherlands has concluded a treaty with the United States, based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either the Netherlands or the United States..

Summary of U.S. Federal Tax Provisions Applicable to United States Security Holders

The following is a general description of the material U.S. federal income tax consequences of the ownership and disposition of the common shares. This summary only applies to “U.S. Holders” (as defined below) that hold their shares as capital assets. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to holders of shares in view of their particular circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986 (“Internal Revenue Code”)), and does not deal with holders subject to special rules, such as, but not limited to dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, certain financial institutions, tax-exempt organizations, insurance companies, persons that actually or constructively own 10% or more of our voting stock, persons holding common shares as part of a straddle, hedging, conversion or constructive sale transaction or holders of common shares whose “functional currency” is not the U.S. dollar.

This discussion is based on the Internal Revenue Code, as amended to the date hereof, final, temporary and proposed U.S. Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding shares. Prospective holders of shares should consult their own tax advisors as to the application of the U.S. federal income tax laws to their particular situation as well as any tax consequences that may arise under the U.S. federal estate or gift tax and any state, local and foreign tax laws from the ownership and disposition of the shares.

The following discussion is a summary of the tax rules applicable to U.S. Holders of shares and does not consider any U.S. federal income tax consequences to non-U.S. Holders. As used herein, “U.S. Holder” means a beneficial owner of shares that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust if a valid election is in place to treat the trust as a U.S. person, or (v) any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of the shares. A “non-U.S. Holder” is a beneficial owner of shares that is not a U.S. Holder as so defined herein.

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

If we repurchase shares, the repurchase generally will be treated as a sale or exchange of the shares subject to the rules discussed above. However, under certain circumstances as provided in Section 302 of the Internal Revenue Code, the repurchase may be treated fully or partially as a dividend taxable as described below under “Taxation of Dividends.” U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of our repurchase of their shares.

Taxation of Dividends

Subject to the anti-deferral tax rules described below, the gross amount of any distribution (actually or constructively) paid (before reduction for Netherlands withholding taxes) with respect to shares, will be included in the gross income of a U.S. Holder as foreign source dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the shares (thereby increasing the amount of gain and decreasing the amount of loss to be recognized on the subsequent disposition of the shares), and to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in the shares such excess will be taxed as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and therefore it may not be possible to determine that a distribution should not be treated as a dividend.

Distributions treated as dividends will not generally be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code. The availability of this deduction is subject to several complex limitations which are beyond the scope of this description.

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

U.S. tax legislation enacted in 2003 (the “2003 Tax Act”) reduced to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008, so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a “qualified foreign corporation” if (I) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (II) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The U.S. Tax Treaty has been identified as a qualifying treaty. Individual U.S. Holders should consult their tax advisors regarding the impact of the provisions of the 2003 Tax Act on their particular situations.

Foreign Tax Credit

Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 25% (see “Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders—Withholding Tax”). Subject to certain conditions and limitations set forth in Sections 901 and 904 of the Internal Revenue Code, including certain holding period requirements, foreign tax withheld or paid with respect to dividends on common shares generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which such U.S. Holder elects to do so with respect to all foreign income taxes. Under current Dutch law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands (see “Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders—Withholding Tax”).

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

Anti-Deferral Tax Rules

The Internal Revenue Code contains various provisions that impose current U.S. federal income tax on certain foreign corporations or their U.S. shareholders if such corporations derive certain types of passive income and fail to make adequate distribution of profits to their U.S. shareholders. These provisions include the passive foreign investment company and controlled foreign corporation rules. While we do not believe that any of these rules will likely apply to us, we are not certain that we can avoid these tax rules because we cannot predict with any degree of certainty the amount and character of our future income or the amount of our shares any particular U.S. Holder will own. Accordingly, we will only briefly summarize those provisions and then only the rules that we believe would have the greatest likelihood of applying to us in the future.

Passive Foreign Investment Company. As a foreign corporation with U.S. Holders, we could potentially be treated as a “passive foreign investment company” (“PFIC”) as defined in the Internal Revenue Code. The PFIC provisions of the Internal Revenue Code can have significant tax effects on U.S. Holders. In general, a foreign corporation will be a PFIC in a particular tax year and for all succeeding tax years if:

•	75% or more of its gross income (including the foreign corporation’s pro rata share of the gross income of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) in a taxable year is passive income (which generally includes interest, dividend and certain rents and royalties); or

•	at least 50% of the average value of the corporation’s gross assets in a taxable year (average determined as of the end of each quarter of the corporation’s taxable year and ordinarily determined based on gross fair market value, including the proportionate share of the assets of any U.S. or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) produce, or are held for the production of, passive income.

If we were a PFIC for a taxable year during which a U.S. Holder owned our shares, then any gain recognized by a U.S. Holder on a sale or other disposition of our shares would be allocated ratably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Any “excess distribution” with respect to shares would be allocated ratably and would be subject to taxation as described above. An “excess distribution” would include distributions in excess of 125 percent of the average of the annual distributions on shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available (including a qualified electing fund election and a mark to market election) to U.S. Holders that may mitigate the adverse consequences resulting from PFIC status.

We believe that we are not a PFIC, and we do not expect to become a PFIC. However, we cannot assure that we will not qualify as a PFIC in the future. The PFIC rules are very complex and U.S. Holders should consult their own tax advisors on this issue.

Controlled Foreign Corporation Rules. If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. Holders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation

(“CFC”) under Subpart F of the Internal Revenue Code. This classification would result in many complex consequences, including the required inclusion into income by such 10% or greater shareholders of their pro rata shares of our “Subpart F Income,” as defined in the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of shares by any U.S. Holder who is or was a 10% or greater shareholder at any time during the five-year period ending with the sale or exchange will be dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged and accumulated during the periods that we were a CFC. Under certain circumstances, a U.S. Holder that directly owns 10% or more of our voting shares and is a corporation may be entitled to an indirect foreign tax credit for amounts characterized as dividends under Section 1248 of the Internal Revenue Code. We believe that we are not a CFC and we will not become a CFC, however, we can not assure you that we will not become a CFC in the future.

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

We file annual and special reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, registration statements and other information regarding issuers that file electronically with the SEC.

I. Subsidiary information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the euro. We report our operating results and financial position in euros, while foreign affiliates report their operating results and financial position in their respective functional currencies. To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. For the years ended December 31, 2003 and 2004, we recorded an unfavorable movement of € 26.9 million and € 14.2 million, respectively.

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. All hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. An amount of approximately € 1.9 million included in other comprehensive income at December 31, 2004 will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency transaction gains (losses) on the Statement of Operations.

Furthermore, we continue to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and nonderivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. Foreign currency receivables and payables are recorded at the exchange rate on the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. The operations of our subsidiaries are generally financed with debt issued in the currency of the country in which each subsidiary is located in an effort to limit our foreign currency exposure.

The following table summarizes our financial instruments as of December 31, 2004 and analyzes the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the euro from their levels as of December 31 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro. The selection of 10% favorable or unfavorable change in exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such an event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be possible that all of the foreign currency exchange rates to which we are exposed would simultaneously change by more than 10%, we find it meaningful to “stress test” our exposure under this 10% fluctuation scenario and other hypothetical adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

Sensitivity analysis
	Currency and notional amount		Carrying amount	Fair value	Favorable change of 10%	Unfavorable change of 10%
	(in millions)		(in millions of euro)
As of December 31, 2004:
Notes payable to banks, due within twelve months	euro yen SG$	0.1 3,180.0 1.0	0.1 22.9 0.4	0.1 22.9 0.4	0.1 20.6 0.4	0.1 25.2 0.5
Long-term debt with maturities: due from 2005 – 2008 due from 2005 – 2010 due from 2008 – 2011 due from 2005 – 2008 due from 2005 – 2007	yen euro SG$ KRW US$	1,920.7 4.3 9.1 2,686.9 1.2	13.8 4.3 4.1 1.9 0.9	13.8 4.3 4.1 1.9 0.9	12.4 4.3 3.7 1.7 0.8	15.2 4.3 4.5 2.1 1.0

Convertible subordinated debt: due November 15, 2005 due May 15, 2010 due December 6, 2011	US$ US$ US$	98.9 90.0 150.0	72.6 66.1 110.1	80.6 75.0 116.5	65.4 59.5 99.1	80.0 72.7 121.1

Foreign exchange contracts: purchase of currency contracts to be settled within twelve months: sale of currency contracts to be settled within twelve months:	US$ euro US$ euro	15.4 1.6 64.1 2.0	11.9 1.6 51.3 1.9	11.3 1.6 47.1 2.0	10.7 1.4 46.2 1.7	13.1 1.8 56.4 2.1

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

As our borrowings are primarily in currencies other than the euro, a change in foreign currency exchange rates will have an impact on our net earnings. A hypothetical increase or decrease of 10% in foreign currencies against the euro would result in a € 0.9 million increase or decrease respectively in interest expenses at December 31, 2003 borrowing levels and a € 1.3 million increase or decrease respectively in interest expenses at December 31, 2004 borrowing levels.

Interest risk

Our long-term and convertible subordinated debt borrowings outstanding have fixed interest rates. At December 31, 2003 and 2004 we had € 23.7 million and € 23.4 million, respectively, in other borrowings with variable short-term interest rates outstanding. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. A hypothetical change in the average interest rate by 10% on the portion of our debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2003 and December 31, 2004 borrowing levels.

Credit risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. We do not anticipate nonperformance by counterparties. We generally do not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain a policy providing for the diversification of cash and cash equivalent investments and placement of investments in high quality financial institutions to limit the amount of credit risk exposure. A significant percentage of our revenue is derived from a limited number of large customers. Our largest customer accounted for approximately 10.9% of our net sales in 2004 and our ten largest customers accounted for approximately 36.5% of our net sales in 2004. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from us. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which might harm our financial results and financial condition. At December 31, 2004, one customer accounted for 8.4% of the outstanding balance in accounts receivable.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of disclosure controls and procedures.

We have disclosure controls and procedures in place, which are designed to ensure that material information related to ASM International, including our consolidated subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and made known to our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). We review our disclosure controls and procedures regularly and when necessary and make changes to ensure they are effective.

Our management, with the participation of our CEO and the CFO, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004. Based upon that evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to provide reasonable assurance that material information about ASM International and its consolidated subsidiaries required to be included in reports filed with the SEC is made known on a timely basis to management, including our CEO and CFO.

Changes in internal controls.

During the year ended December 31, 2004 there have not been any changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

We have at least one Audit Committee financial expert serving on our Audit Committee, Mr. Jean den Hoed RA. Our Supervisory Board has determined that Mr. den Hoed is independent under the standards set forth in NASDAQ Marketplace Rule 4200.

Item 16B. Code of Ethics

In March 2004, we adopted a code of ethics that applies to all of our employees, including our CEO and President, and our CFO. A copy of the code of ethics, as amended, is filed as an exhibit to this Annual Report. You can find a copy of our code of ethics on our website at www.asm.com or you can obtain a copy from us, without charge, upon written request to:

ASM International N.V.

Jan van Eycklaan 10

3723 BC Bilthoven

The Netherlands

Attention: Robert L. de Bakker

  Chief Financial Officer

Item 16C. Principal Accountant Fees and Services

Audit fees.

Deloitte Accountants B.V. and its member firms billed us an aggregate € 726,742 and € 794,652 for the audit of our consolidated financial statements for the years ended December 31, 2003 and 2004, respectively. These amounts accounted for 60% and 51% of the total fees billed to us by Deloitte Accountants B.V. and its member firms in 2003 and 2004, respectively.

Audit-related fees.

Deloitte Accountants B.V. and its member firms billed us an aggregate of € 235,186 and € 446,392 for fees for audit related services for the years ended December 31, 2003 and 2004, respectively. These audit related services consist of limited reviews of the first and second quarter of 2004 and a SAS 100 review for the nine months ended September 30, 2004 of our consolidated financial statements included in our quarterly reports on Form 6-K, due diligence related to business acquisitions, due diligence related to our December 2004 offering of US$ 150 million convertible subordinated notes and Sarbanes-Oxley Act consultations. These amounts accounted for 19% and 29% of the total fees billed to us by Deloitte Accountants B.V. and its member firms in 2003 and 2004, respectively.

Tax fees.

Deloitte Accountants B.V. and its member firms billed us an aggregate of € 129,006 and € 296,082 in 2003 and 2004, respectively, for tax services relating to tax compliance, tax planning and advice. These amounts accounted for 11% and 19% of the total fees billed to us by Deloitte Accountants B.V. and its member firms in 2003 and 2004, respectively.

All other fees.

During the years ended December 31, 2003 and 2004, Deloitte Accountants B.V. and its member firms billed us an aggregate of € 125,415 and € 23,529, respectively, for all other services consisting of accounting consultations and additional services. These amounts accounted for 10% and 1% of the total fees billed to us by Deloitte Accountants B.V. and its member firms in 2003 and 2004, respectively.

Audit Committee pre-approval policies.

The Audit Committee has determined that the provision of services by Deloitte Accountants B.V. and its member firms described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. All audit and permitted non-audit services provided by Deloitte Accountants B.V. and its member firms during 2004 were pre-approved by the Audit Committee.

The Audit Committee has adopted the following policies and procedures for pre-approval of all audit and permitted non-audit services provided by our independent registered public accounting firm:

Audit Services. Management submits to the Audit Committee for pre-approval the scope and estimated fees for specific services directly related to performing the independent audit of our consolidated financial statements for the current year.

Audit-Related Services. The Audit Committee may pre-approve expenditures up to a specified amount for services included in identified service categories that are related extensions of audit services and are logically performed by the auditors. Additional services exceeding the specified pre-approved limits require specific Audit Committee approval.

Tax Services. The Audit Committee may pre-approve expenditures up to a specified amount per engagement and in total for identified services related to tax matters. Additional services exceeding the specified pre-approved limits, or involving service types not included in the pre-approved list, requires specific Audit Committee approval.

Other Services. In the case of specified services for which utilizing our independent registered public accounting firm creates efficiencies, minimizes disruption, or preserves confidentiality, or for which management has determined that our independent registered public accounting firm possesses unique or superior qualifications to provide such services, the Audit Committee may pre-approve expenditures up to a specified amount per engagement and in total. Additional services exceeding the specified pre-approved limits, or involving service types not included in the pre-approved list, requires specific Audit Committee approval.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As of December 31, 2004 we had used US$ 17.5 million of the proceeds of our December 2004 issuance of US$ 150.0 million principal amount of 4.25% convertible subordinated share due December 2011 to repurchase US$ 16.1 million of the US$ 115 million outstanding principal amount of our 5% convertible subordinated notes due November 2005. Between January 1, 2005 and March 23, 2005 we used an additional US$ 5.0 million of the proceeds to repurchase US$ 4.6 million principal amount of our 5% convertible subordinated notes due November 2005.

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

See pages F-1 through F-36, which are incorporated herein by reference.

Item 19. Exhibits(*)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English translation of ASM International N.V.’s Compiled Articles of Association, as amended	Exhibit 3.1 to Registrant’s 6-K filed on November 6, 2001

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.2	Debenture Purchase Agreement Part 1	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.3	Debenture Purchase Agreement Part 2	Exhibit 4.2 to the Registrant’s Form F-3 filed on December 13, 1999

4.4	Zero Coupon Debenture	Exhibit 4.3 to the Registrant’s Form F-3 filed on December 13, 1999

4.5	Common Stock Purchase Warrant	Exhibit 4.4 to the Registrant’s Form F-3 filed on December 13, 1999

4.6	Supplemental Common Stock Purchase Warrant	Exhibit 4.5 to the Registrant’s Form F-3 filed on December 13, 1999

4.7	Registration Rights Agreement	Exhibit 4.6 to the Registrant’s Form F-3 filed on December 13, 1999

4.9	Indenture Agreement dated November 19, 2001 between ASMI International N.V. and Citibank, N.A.	Exhibit 4.17 to the Registrant’s Form 20-F/A filed on May 10, 2002

4.10	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002

4.13	English translation of Robert L. de Bakker’s Employment Agreement	Exhibit 4.13 to the Registrant’s Form 20-F filed on April 17, 2003

4.14	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990	Exhibit 4.14 to the Registrant’s Form 20-F filed on April 17, 2003

4.15	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 22, 1999	Exhibit 4.15 to the Registrant’s Form 20-F filed on April 17, 2003

4.16	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited	Exhibit 4.16 to the Registrant’s Form 20-F filed on April 17, 2003

4.18	Indenture Agreement dated May 6, 2003 between ASM International N.V. and Citibank N.A.	Exhibit 4.18 to the Registrant’s Form F-3 filed on July 25, 2003

4.19	Registration Rights Agreement dated May 6, 2003	Exhibit 4.19 to the Registrant’s Form F-3 filed on July 25, 2003

4.20	Indenture Agreement dated December 6, 2004 for the 4.25 % Convertible Subordinated Notes.	Exhibit 99.1 to the Registrant’s Form 6-K filed on December 9, 2004

4.21	Registration Rights Agreement dated December 6, 2004 for the 4.25 % Convertible Subordinated Notes.	Exhibit 99.2 to the Registrant’s Form 6-K filed on December 9, 2004

8.1	Subsidiaries		X

11.1	Code of Ethics		X

12.1	Certification of CEO pursuant to Rule 13a-14(a)		X

12.2	Certification of CFO pursuant to Rule 13a-14(a)		X

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X

15.1	Auditor’s Consent		X

*	Pursuant to Instruction 2(b)(ii), the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

ASM International N.V.

Bilthoven, the Netherlands

We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V.

Amsterdam, the Netherlands, February 24, 2005, except for Note 28, as to which the date is March 16, 2005

Consolidated Balance Sheets

(thousands except share data)	Note	EUR
		December 31,
		2003	2004
Assets
Cash and cash equivalents	4	154,857	218,614
Marketable securities	4	9	5
Accounts receivable (less allowance for doubtful accounts of € 5,587 and € 5,709)	5	144,900	171,996
Inventories, net	6	145,701	156,959
Income taxes receivable		873	26
Deferred tax assets	22	4,125	3,624
Other current assets		16,942	24,646

Total current assets		467,407	575,870

Property, plant and equipment, net	7	130,235	142,696
Goodwill, net	8	45,937	89,309
Purchased technology and other intangible assets	9	—	8,833
Deferred tax assets	22	136	780
Investments and loan advances	10	13,559	—
Debt issuance costs	14	4,704	6,346

Total Assets		661,978	823,834

Liabilities and Shareholders’ Equity
Notes payable to banks	11	23,680	23,379
Accounts payable		77,627	76,026
Accrued expenses and other	12	75,512	88,342
Income taxes payable		7,618	13,636
Current portion of long-term debt	13	4,820	7,883
Current portion of convertible subordinated debt	14	—	72,646

Total current liabilities		189,257	281,912

Deferred tax liabilities	22	1,740	914
Long-term debt	13	16,804	17,137
Convertible subordinated debt	14	162,319	176,208

Total liabilities		370,120	476,171

Commitments and contingencies	17, 18

Minority interest in subsidiary		87,249	90,947

Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 50,016,647 and 52,617,952 shares		2,002	2,105
Financing preferred shares
Authorized 8,000 shares, par value € 40, none issued		—	—
Preferred shares
Authorized 118,000 shares, par value € 40, none issued		—	—
Capital in excess of par value		259,122	299,761
Retained earnings		592	24,631
Accumulated other comprehensive loss		(57,107)	(69,781)

Total Shareholders’ Equity	15	204,609	256,716

Total Liabilities and Shareholders’ Equity		661,978	823,834

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(thousands, except per share data)	Note	EUR
		Year ended December 31,
		2002	2003	2004
Net sales	23	518,802	581,868	754,245
Cost of sales		(328,077)	(380,597)	(472,501)

Gross profit	23	190,725	201,271	281,744

Operating expenses:
Selling, general and administrative		(108,393)	(108,019)	(107,040)
Research and development, net	21	(88,334)	(79,053)	(84,874)
Amortization of purchased technology and other intangible assets	9	—	—	(1,389)

Total operating expenses		(196,727)	(187,072)	(193,303)

Earnings (loss) from operations	23	(6,002)	14,199	88,441

Loss on equity investments	10	(2,372)	(2,770)	(417)
Interest income		1,336	1,393	2,223
Interest expense		(9,627)	(11,692)	(12,570)
Foreign currency transaction losses, net		(2,125)	(2,479)	(111)

Earnings (loss) before income taxes and minority interest		(18,790)	(1,349)	77,566
Income tax benefit (expense)	22	1,165	(7,112)	(10,575)

Earnings (loss) before minority interest		(17,625)	(8,461)	66,991
Minority interest		(15,890)	(24,570)	(45,608)
Gain on dilution of investment in subsidiary	16	1,281	941	2,656

Net earnings (loss)		(32,234)	(32,090)	24,039

Net earnings (loss) per share:
Basic	25	(0.66)	(0.65)	0.47
Diluted	25	(0.66)	(0.65)	0.46

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	25	49,170	49,642	51,540
Diluted	25	49,170	49,642	51,858

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(thousands)	EUR
	Year ended December 31,
	2002	2003	2004
Net earnings (loss)	(32,234)	(32,090)	24,039
Other comprehensive loss:
Foreign currency translation effect for the year	(32,187)	(26,862)	(14,217)
Unrealized gains (losses) on derivative instruments	1,788	(985)	1,543

Total other comprehensive loss	(30,399)	(27,847)	(12,674)

Comprehensive income (loss)	(62,633)	(59,937)	11,365

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

(thousands, except for number of common shares)	Note	EUR
		Number of common shares	Common shares	Capital in excess of par value	Retained earnings	Accumulated other com- prehensive income (loss)	Total Share- holders’ Equity
Balance January 1, 2002		49,070,296	1,963	252,892	64,916	1,139	320,910

Issuance of common shares:
For stock options	16	300,012	12	2,107	—	—	2,119
Net loss		—	—	—	(32,234)	—	(32,234)
Other comprehensive loss		—	—	—	—	(30,399)	(30,399)

Balance December 31, 2002		49,370,308	1,975	254,999	32,682	(29,260)	260,396

Issuance of common shares:
For stock options	16	691,339	27	4,123	—	—	4,150
Net loss		—	—	—	(32,090)	—	(32,090)
Other comprehensive loss	15	—	—	—	—	(27,847)	(27,847)

Balance December 31, 2003		50,061,647	2,002	259,122	592	(57,107)	204,609

Issuance of common shares:
For stock options	16	146,385	7	1,215	—	—	1,222
Exercise of warrants	15	200,000	8	1,557	—	—	1,565
Acquisition of businesses	2	2,209,920	88	37,726	—	—	37,814
Compensation expense employee stock option plan	16	—	—	141	—	—	141
Net earnings		—	—	—	24,039	—	24,039
Other comprehensive loss	15	—	—	—	—	(12,674)	(12,674)

Balance December 31, 2004		52,617,952	2,105	299,761	24,631	(69,781)	256,716

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(thousands)	EUR
	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net earnings (loss)	(32,234)	(32,090)	24,039
Adjustments to reconcile net earnings (loss) to net cash from operating activities:
Depreciation	40,091	34,415	35,309
Fixed asset impairment charge	—	3,242	—
Amortization of purchased technology and other intangible assets	—	—	1,389
Amortization of debt issuance costs	1,448	1,509	1,684
Compensation expense Employee Share Incentive Scheme ASMPT	3,417	6,391	4,851
Compensation expense Employee Stock Option Plan	—	—	141
Deferred income taxes	(5,369)	924	(275)
Loss on equity investments	2,372	2,770	417
Minority interest	15,890	24,570	45,608
Gain on dilution of investment in subsidiary	(1,281)	(941)	(2,656)
Increase (decrease) in allowance for doubtful receivables	(670)	831	427
Changes in other assets and liabilities:
Accounts receivable	(10,594)	(30,546)	(36,024)
Inventories	(3,473)	18,449	(17,200)
Other current assets	866	274	(8,047)
Accounts payable and accrued expenses	3,098	21,162	15,641
Advance payments from customers	1,077	4,908	(2,234)
Deferred revenue	(2,443)	1,620	3,773
Income taxes	4,195	4,119	8,046

Net cash provided by operating activities	16,390	61,607	74,889

Cash flows from investing activities:
Capital expenditures	(33,246)	(30,078)	(58,142)
Purchase of intangible assets	—	—	(776)
Investments and loan advances	—	(3,774)	(4,568)
Acquisition of shares from minority shareholders ASMPT	—	—	(4,465)
Acquisition of business, net of common shares issued and cash acquired	—	—	(4,452)
Proceeds from sale of property, plant and equipment	1,578	2,945	4,744
Sale (purchase) of marketable securities	(6)	—	3

Net cash used in investing activities	(31,674)	(30,907)	(67,656)

Cash flows from financing activities:
Notes payable to banks, net	11,409	(1,311)	(499)
Proceeds from long-term debt and subordinated debt	595	91,191	112,475
Repayments of long-term debt and subordinated debt	(3,139)	(3,643)	(17,167)
Proceeds from issuance of common shares	2,119	4,150	2,787
Dividends to minority shareholders	(24,459)	(20,397)	(34,412)

Net cash provided by (used in) financing activities	(13,475)	69,990	63,184
Foreign currency translation effect	(7,827)	(16,824)	(6,660)

Net increase (decrease) in cash and cash equivalents	(36,586)	83,866	63,757
Cash and cash equivalents at beginning of year	107,577	70,991	154,857

Cash and cash equivalents at end of year	70,991	154,857	218,614

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	8,295	9,693	9,080
Income taxes	8	2,069	3,623

Non cash investing and financing activities:
Common shares issued for acquisition of business	—	—	37,814

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(EUR in thousands, except per share data and unless otherwise stated)

NOTE 1 Summary of Significant Accounting Policies

Basis of Presentation—ASM International N.V. (‘ASMI’ or ‘the Company’) is a corporation domiciled in the Netherlands with its principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. The Company provides production solutions for the main areas of semiconductor production: wafer processing (front-end), assembly and packaging (back-end). The Company follows accounting principles generally accepted in the United States of America.

Principles of Consolidation—The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries (‘the Company’), where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation. Intercompany profits included in inventory are recognized in the Statement of Operations upon the sale of the respective inventory to a third party.

Consolidation of NanoPhotonics—In 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). FIN 46(R) expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity. FIN 46(R) requires a variable interest entity (“VIE”) to be consolidated by a company if that company is the primary beneficiary of that VIE. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

At December 31, 2004 the Company holds a 23.61% interest in NanoPhotonics AG (“NanoPhotonics”), a German supplier of precision thin film metrology equipment, which the Company acquired in December 1999. The Company’s Chief Executive Officer also holds a 43.77% interest in NanoPhotonics. The Company had a five-year option to purchase the 43.77% interest from the Chief Executive Officer at the same price he paid for his interest in the initial transaction. This option agreement expired in 2004 and has been extended until December 31, 2005 at the same terms as the initial option agreement. During 2004, the Company determined that it is the primary beneficiary of NanoPhotonics since the Company funds the operations of NanoPhotonics and is subject to a majority of the risk of loss from the activities of NanoPhotonics. Consequently, the Company has consolidated NanoPhotonics on a prospective basis. The Company previously accounted for NanoPhotonics under the equity method. The impact of consolidating NanoPhotonics in 2004 was not material to the Company’s financial position or results of operations.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

Retroactive Application of Equity Method of NuTool, Inc.—On June 2, 2004, the Company acquired the remaining 84.3% interest in NuTool, Inc. (“NuTool”), a privately-held semiconductor equipment company based in California, USA. As a result of the acquisition, the Company owns 100% of the outstanding capital stock of NuTool. The 15.7% interest in NuTool, which the Company acquired in two transactions in December 2001 and April 2003 had historically been accounted for based on the cost method of accounting. As a result of the acquisition of the remaining interest in NuTool on June 2, 2004, the Company began exerting significant influence over the operations of NuTool. In accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” such change in influence requires the Company to retroactively amend prior period results to reflect the change from the cost method of accounting to the equity method of accounting for its investment in NuTool as if it had been accounted for under the equity method of accounting since the Company’s first investment. At December 31, 2003, this amendment reduced the investment balance in NuTool by € 10,323, retained earnings by € 5,142 and accumulated other comprehensive income by € 5,181. The accompanying Consolidated Balance Sheets at December 31 2003, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2003 have been adjusted to reflect the amendment. The retroactive amendment resulted in the following impact for the years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
Net loss—as originally reported	(29,862)	(29,320)
Adjustment for change from the cost method of accounting to the equity method of accounting of the Company’s investment in NuTool	(2,372)	(2,770)

Net loss—as amended	(32,234)	(32,090)

Basic loss per share—as originally reported	(0.61)	(0.59)
Basic loss per share—as amended	(0.66)	(0.65)
Diluted loss per share—as originally reported	(0.61)	(0.59)
Diluted loss per share—as amended	(0.66)	(0.65)

Foreign Currency Translation—The financial information for subsidiaries outside the Netherlands is measured using local currencies as the functional currency of that subsidiary. Assets and liabilities of foreign subsidiaries are translated into euros at exchange rates prevailing at the end of the year. Revenues and costs relating to the operation of such subsidiaries are translated at average exchange rates during the year. Resulting translation adjustments are directly recorded in Shareholders’ Equity. Exchange rate differences on translations of other transactions in foreign currencies are reflected in the Consolidated Statement of Operations.

Derivative Financial Instruments—The Company uses derivative instruments to manage certain exposures to foreign currency risks. The Company’s objectives for holding derivatives are to minimize these risks using the most effective methods to eliminate or reduce the impact of such exposure.

The Company follows Statement of Financial Accounting Standard (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities, and requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. All of the Company’s derivative financial instruments are recorded at their fair value in other current assets or accrued expenses.

ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the respective subsidiary conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows. The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. The Company uses derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated sales and purchase transactions expected to occur within the next twelve months. As a policy the Company only hedges forecasted foreign currency transactions for which the Company has a firm commitment from a customer or to a supplier. In accordance with SFAS No. 133, these hedges related to forecasted transactions are designated and

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. Substantially all amounts included in other comprehensive income at December 31, 2004 will be reclassified to earnings within twelve months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign transaction gains (losses) in the Consolidated Statement of Operations.

Furthermore, the Company continues to manage the currency exposure of cash and cash equivalents, certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and nonderivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under foreign transaction gains (losses) in the Consolidated Statement of Operations. Foreign currency receivables and payables are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under foreign transaction gains (losses) in the Consolidated Statement of Operations.

Gains or losses recognized resulting from the ineffectiveness of cash flow and fair value hedges were not material for the years ended December 31, 2003 and 2004.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand, current accounts with banks, and short-term deposits with a maturity of three months or less at the date of purchase.

Marketable Securities—All investments in marketable securities are classified as available for sale which requires to report these investments at fair market value and record the unrealized gains and losses, after tax, as a component of Shareholders’ Equity. Realized gains and losses on securities sold are included in net earnings. There were no material unrealized gains and losses in the years presented.

Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and custom duties, direct wages of employees and charges for factory production overhead.

Property, Plant and Equipment—Property, plant and equipment are carried at cost, less accumulated depreciation. Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the lesser of the estimated useful life of the underlying property or the term of the capital lease.

Goodwill and Other Intangible Assets—The Company adopted SFAS No. 141, “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” as of January 1, 2002. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 are accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142, which requires that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but will rather tested at least annually for impairment. In accordance with SFAS No. 142 the Company tests its recorded goodwill for impairment each year on December 31 or if an event occurs or circumstances change that would indicate that the carrying amount exceeds the fair value of the goodwill. Based on the tests performed no impairment loss was recorded upon adoption of this standard as of January 1, 2002, and as of December 31, 2002, December 31, 2003 and December 31, 2004.

Investments—ASMI has certain strategic non-controlling investments in non-publicly traded companies. Investments with a capital investment of 20% or more of the voting stock of an investee is accounted for under the equity method, absent evidence to the contrary the Company has the ability to exercise significant influence over the investee. Conversely, an investment of less than 20% of the voting stock of an investee is accounted for under the cost method, unless significant influence can be demonstrated. Losses in value of investments that are other than temporary are recognized in the Consolidated Statement of Operations as an operating expense.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

As discussed in more detail under “Retroactive Application of Equity Method of NuTool, Inc.” the investment in NuTool is accounted for under the equity method for all periods presented.

Recoverability of Long-Lived Assets—In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets and certain recognized intangible assets (except those not being amortized) to be held and used by the Company, and to long-lived assets and certain recognized intangible assets (including those not being amortized) to be disposed of, are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Generally, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition—The Company follows guidance on revenue recognition as described in United States Securities and Exchange Commission (“SEC”) Staff Topic 13, which includes interpretive guidance issued in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements,” issued by the staff of the SEC in December 1999, and Staff Accounting Bulletin No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, and the guidance set forth in Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables.”, which the Company adopted on July 1, 2003.

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

Cost of Sales—Cost of sales includes direct costs as materials, labor and related overhead. Cost of sales also include cost of warranty, third party commission and royalty payments and costs relating to prototype and experimental products, which the Company may subsequently sell to customers. The estimated costs of warranty on product shipments include the cost of labor, material and related overhead necessary to repair a product under the warranty period. The estimated costs are accrued in a warranty reserve and are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the warranty reserve. The warranty reserve is included under accrued expenses and other in the Consolidated Balance Sheet.

Restructuring—Restructuring charges are recognized for exit or disposal activities when the liability arising from restructuring plans is incurred in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The Company applied SFAS No. 146 in the accounting for its restructuring plans initiated in the second half of 2003.

Research and Development Expenses—Research and development costs are expensed as incurred. Costs, which relate to prototype and experimental models, which are sold to customers, are charged to cost of sales. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such project costs occur. The research and development expenses are presented net of the development credits. Technical development credits (Technische Ontwikkelings Kredieten or “TOK”), received from the government of the Netherlands, to offset the cost of certain research and development projects, are contingently repayable to the extent sales of products developed in such projects occur within the agreed upon time period. Such repayments are calculated as a percentage of sales and are charged to cost of sales. No such repayments are required if such sales do not occur within the agreed upon time period. Reference is made to Note 21.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

Income Taxes—The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Consolidated Statement of Operations in the period in which the enacted rate changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Stock-Based Compensation—ASMI accounts for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123, “Accounting for Stock-Based Compensation,” amended by SFAS No. 148. “Accounting for Stock-Based Compensation – Transition and Disclosure” allows companies to elect to recognize the fair value of stock options granted as an expense, or to account for stock options using the intrinsic value under APB No. 25 and provide pro forma disclosure of the impact of the fair value on net earnings (loss) and net earnings (loss) per share. As ASMI elected to follow APB No. 25, compensation expense is computed for each employee stock option granted as the amount by which the quoted market price of the ASMI common shares on the date of the grant exceeds the exercise price that the employee must pay to acquire the shares. All options granted to key management under ASMI’s stock option plans had an exercise price equal to the market value of the underlying common shares on the date of grant and accordingly for these plans no stock-based compensation expense is reflected in net earnings (loss). The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, amended by SFAS No. 148:

	Year ended December 31,
	2002	2003	2004
Net earnings (loss):
As reported	(32,234)	(32,090)	24,039
Total stock-based compensation expense determined under fair value based method, net of related tax effect	(4,648)	(3,151)	(3,152)

Pro forma	(36,882)	(35,241)	20,887

Basic earnings (loss) per share:
As reported	(0.66)	(0.65)	0.47
Pro forma	(0.75)	(0.71)	0.41

Diluted earnings (loss) per share:
As reported	(0.66)	(0.65)	0.46
Pro forma	(0.75)	(0.71)	0.40

The total estimated stock-based compensation expense, determined under the fair value based method, net of related tax effect, is amortized ratably over the option vesting periods and computed using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2002	2003	2004
Expected life (years)	3 – 10	3 – 10	3 – 10
Risk free interest rate	5.0%	4.5%	4.5%
Dividend yield	—	—	—
Expected volatility	80.0%	79.3%	72.4%
Assumed forfeitures	—	—	—

Based on the Black-Scholes option pricing model, the weighted average estimated fair value of employee stock options granted in U.S. dollars were US$ 10.58 in 2002, US$ 10.33 in 2003 and US$ 13.58 in 2004. The weighted average estimated fair value of employee stock option granted in euros were € 9.63 in 2002, € 8.48 in 2003 and € 8.28 in 2004. For further information on ASMI’s stock option plans reference is made to Note 16.

Sales of Shares by a Subsidiary—As further described in the Notes to Consolidated Financial Statements herein, from time to time, the consolidated subsidiary ASM Pacific Technology Ltd. (“ASMPT”) will issue

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

common shares pursuant to their Employee Share Incentive Scheme. The effect of these issuances is a dilution of the ownership in ASMPT. The Company recognizes the impact of these issuances, and other qualifying issuances as discussed in the SEC’s Staff Accounting Bulletin No. 51 “Accounting for Sales of Stock by a Subsidiary”, in the Consolidated Statement of Operations as a gain (loss) on dilution of investment in subsidiary.

Net Earnings (Loss) per Share—Basic earnings (loss) per share is computed by dividing net earnings (loss) per share by the weighted average common shares outstanding for the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if options issued under the Company’s stock option plan were exercised, outstanding warrants were exercised, and if the Company’s convertible subordinated debt borrowings were converted, unless the conversion would have an anti-dilutive effect. As a result of the losses incurred by the Company there is no difference between the basic and diluted loss per share for the years 2002 and 2003, as the effects of the exercise of stock options and warrants and the conversion of the convertible subordinated debt borrowings would be anti-dilutive (reference is made to Note 25).

Comprehensive Income (Loss)—Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses that are not included in net earnings (loss), but are recorded directly in Shareholders’ Equity. For the years 2002, 2003 and 2004 other comprehensive income (loss) included foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments.

Reclassifications—Certain reclassifications have been made to the prior year Consolidated Financial Statements to conform to the current year presentation.

Use of Estimates—The preparation of the Company’s Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

New Accounting Pronouncements—In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment”, which addresses the accounting for employee stock options. This statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005. The approach to accounting for share-based payments in SFAS No. 123R is in general similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Pro forma disclosure is no longer an alternative. The Company will adopt SFAS No. 123R at July 1, 2005, and will apply the provisions of SFAS No. 123R to all share-based payments, including employee stock options, granted, modified or settled subsequent to the date of adoption. The cost relating to those payments will be measured at fair value on the grant date and will be recognized in the financial statements over the requisite service period. In addition, SFAS No. 123R requires that the cost of common shares issued under the Employee Share Incentive Scheme of ASMPT is accounted for in the year of vesting. In prior years, the Company applied APB Opinion No. 25 and accounted for this cost in the year in which service was rendered by the employee who was granted shares. The Company expects that the adoption of SFAS No. 123R in the third quarter of 2005 will not have a material impact on the Company’s financial position or result of operations.

NOTE 2 Acquisitions

NuTool, Inc.—On June 2, 2004, the Company acquired the remaining 84.3% interest in NuTool, a privately-held semiconductor equipment company based in California, USA. The Company purchased the 84.3% interest in exchange for 1,962,282 common shares of the Company, replacement employee stock options to acquire 57,720 common shares of the Company and the possible future issuance of up to 806,376 additional common shares if certain financial performance targets are satisfied at various times during the period ending December 31, 2006. The Company’s Chief Executive Officer owned 127,879 shares of NuTool’s Series D Preferred Stock prior to the acquisition of the remaining 84.3% interest. In consideration for his ownership of NuTool stock, the Company’s Chief Executive Officer received 22,586 common shares of the Company. The total consideration for the 84.3% interest, including expenses, amounted to € 35,063, excluding the value of the 806,376 common shares that may be issued in the future based on certain

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

financial performance targets. Subsequent to the acquisition NuTool’s name was changed to ASM NuTool, Inc (“ASM NuTool”). As a result of the acquisition, the Company owns 100% of the outstanding capital stock of NuTool. As of June 2, 2004, the assets and liabilities of NuTool have been consolidated in the Consolidated Financial Statements of the Company using the purchase method of accounting.

Genitech, Inc.—On August 5, 2004, the Company acquired 100% of the common shares in Genitech, Inc. (“Genitech”) in exchange for 247,638 common shares of the Company, € 4,640 in cash and the possible future variable cash payments of up to US$ 9,200 if certain financial performance targets are satisfied at various times during the period ending December 31, 2009. The total consideration at the date of the acquisition, including expenses, amounted to € 7,939, excluding variable cash payments that may be payable in the future based on certain financial performance targets. As of August 5, 2004, the assets and liabilities of Genitech have been consolidated in the Consolidated Financial Statements of the Company using the purchase method of accounting.

NOTE 3 List of Significant Subsidiaries and Equity Investees

Name	Location	% Ownership December 31,
		2003	2004
ASM Europe B.V. [1]	Bilthoven, the Netherlands	100.00%	100.00%
ASM United Kingdom Sales B.V. [1]	Bilthoven, the Netherlands	100.00%	100.00%
ASM Germany Sales B.V. [1]	Bilthoven, the Netherlands	100.00%	100.00%
Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Willemstad, Curacao, Netherlands Antilles	100.00%	100.00%
ASM France S.A.R.L.	Montpellier, France	100.00%	100.00%
ASM Belgium N.V.	Leuven, Belgium	100.00%	100.00%
ASM Italia S.r.l.	Agrate, Italy	100.00%	100.00%
ASM Microchemistry Oy	Helsinki, Finland	100.00%	100.00%
ASM Support and Services Ireland Ltd.	Dublin, Ireland	100.00%	100.00%
ASM America, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Japan K.K.	Tokyo, Japan	100.00%	100.00%
ASM Wafer Process Equipment Ltd.	Quarry Bay, Hong Kong, People’s Republic of China	100.00%	100.00%
ASM China Ltd.	Shanghai, People’s Republic of China	100.00%	100.00%
ASM Wafer Process Equipment Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM Far East Marketing Ltd.	Hsin-Chu Hsien, Taiwan	100.00%	100.00%
ASM Korea Ltd.	SungNam-City, South Korea	100.00%	100.00%
ASM Front-End Manufacturing Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM NuTool, Inc.	Fremont, California, United States	15.70%	100.00%
Genitech, Inc.	Daedeoggu Daejon, South Korea	—	100.00%
NanoPhotonics AG [2]	Mainz, Germany	23.61%	23.61%
ASM Pacific Technology Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	53.87%	53.84%
ASM Assembly Automation Ltd. [3]	Kwai Chung, Hong Kong, People’s Republic of China	53.87%	53.84%
ASM Assembly Materials Ltd. [3]	Kwai Chung, Hong Kong, People’s Republic of China	53.87%	53.84%
ASM Technology Singapore Pte Ltd. [3]	Singapore	53.87%	53.84%
ASM Technology (M) Sdn. Bhd. [3]	Johor Bahru, Malaysia	53.87%	53.84%
ASM Semiconductor Materials (Shenzhen) Co. Ltd. [3]	Shenzhen, People’s Republic of China	53.87%	53.84%
Shenzhen ASM Micro Electronic Technology Co. Ltd. [3]	Shenzhen, People’s Republic of China	53.87%	53.84%

(1)	For its subsidiaries ASM International N.V. has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.

(2)	Reference is made to Note 1.

(3)	100% subsidiaries of ASM Pacific Technology Ltd.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

The names of certain relative insignificant subsidiaries have not been mentioned. The accounts of the above mentioned entities have been consolidated in the Consolidated Financial Statements.

NOTE 4 Cash and Cash Equivalents, Marketable Securities

At December 31, 2004, cash and cash equivalents and marketable securities of the Company’s subsidiary ASMPT amounted to € 72,061 and are restricted to use in the operations of ASMPT.

NOTE 5 Accounts receivable

The changes in the allowance for doubtful accounts are as follows:

Balance January 1, 2002	(6,952)
Charged to selling, general and administrative expenses	(133)
Deductions	803
Foreign currency translation effect	818

Balance December 31, 2002	(5,464)
Charged to selling, general and administrative expenses	(1,651)
Deductions	820
Foreign currency translation effect	708

Balance December 31, 2003	(5,587)
Charged to selling, general and administrative expenses	(1,433)
Deductions	1,006
Foreign currency translation effect	305

Balance December 31, 2004	(5,709)

NOTE 6 Inventories

Inventories consist of the following:

	December 31,
	2003	2004
Components and raw materials	73,610	73,907
Work in process	61,613	82,276
Finished goods	29,675	25,364

Total inventories, gross	164,898	181,547
Allowance for obsolescence and lower market value	(19,197)	(24,588)

Total inventories, net	145,701	156,959

NOTE 7 Property, Plant and Equipment

The changes in the amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost:
Balance January 1, 2003	86,373	276,046	362,419
Capital expenditures	5,674	24,404	30,078
Impairment charges	(1,733)	(1,509)	(3,242)
Retirements and sales	(3,245)	(22,350)	(25,595)
Reclassifications	(1,689)	1,689	—
Foreign currency translation effect	(8,055)	(39,200)	(47,255)

Balance December 31, 2003	77,325	239,080	316,405
Capital expenditures	10,407	47,744	58,151
Acquisition of businesses	483	2,164	2,647
Consolidation of subsidiary	—	542	542
Retirements and sales	(806)	(16,075)	(16,881)
Foreign currency translation effect	(4,184)	(16,804)	(20,988)

Balance December 31, 2004	83,225	256,651	339,876

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
Accumulated depreciation:
Balance January 1, 2003	45,209	156,709	201,918
Depreciation for the year	5,007	29,408	34,415
Retirements and sales	(3,244)	(19,406)	(22,650)
Foreign currency translation effect	(4,852)	(22,661)	(27,513)

Balance December 31, 2003	42,120	144,050	186,170
Depreciation for the year	4,162	31,147	35,309
Retirements and sales	(477)	(11,660)	(12,137)
Foreign currency translation effect	(2,244)	(9,918)	(12,162)

Balance December 31, 2004	43,561	153,619	197,180

Property, plant and equipment, net:
December 31, 2003	35,205	95,030	130,235
December 31, 2004	39,664	103,032	142,696

Useful lives in years:	- Buildings and leasehold improvements	10-25
	- Machinery and equipment	2-10
	- Furniture and fixtures	2-10

The restructuring of production facilities and research and development activities in Europe, and the adverse change in the use of the related assets, has resulted in the recognition of an impairment charge for certain fixed assets in 2003. Reference is made to Note 20.

NOTE 8 Goodwill

The changes in the amount of goodwill are as follows:

	Cost	Accumulated amortization	Carrying amount
Balance January 1, 2003	65,140	(10,611)	54,529
Foreign currency translation effect	(10,178)	1,586	(8,592)

Balance December 31, 2003	54,962	(9,025)	45,937
Additions:
ASM NuTool, Inc.	42,022	—	42,022
Genitech, Inc.	6,917	—	6,917
ASM Pacific Technology Ltd.	1,922	—	1,922
Foreign currency translation effect, net	(8,053)	564	(7,489)

Balance December 31, 2004	97,770	(8,461)	89,309

The allocation of the carrying amount of goodwill is as follows:

	December 31,
	2003	2004
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
NanoPhotonics AG	328	328
ASM NuTool, Inc.	—	37,793
Genitech Inc.	—	6,917

Back-end segment:
ASM Pacific Technology Ltd.	42,049	40,711

Total	45,937	89,309

ASM NuTool, Inc.—On June 2, 2004 the Company acquired the remaining 84.3% interest in NuTool and as from June 2, 2004 the Company owns 100% of the outstanding capital stock of NuTool. The total consideration for the 84.3% interest, including expenses, amounted to € 35,063, excluding the value of

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

common shares that may be issued in the future based on certain financial performance targets. The other 15.7% interest in NuTool was acquired by the Company in two transactions in December 2001 and April 2003 for a total consideration of € 21,507 at the time of the purchase.

As of June 2, 2004 the assets and liabilities of NuTool have been consolidated in the Consolidated Financial Statements of the Company using the purchase method of accounting. The excess of the purchase price of the 84.3% interest in NuTool and the carrying value of the 15.7% interest in NuTool on June 2, 2004 over the fair market value of the identifiable net assets has been recorded as goodwill and can be specified as follows:

Purchase price 84.3% interest	35,063
Carrying value 15.7% interest	11,095

46,158
Fair market value of identifiable net assets:
Tangible fixed assets	2,005
Purchased technology and other intangible assets	8,023
Other assets and liabilities	(6,546)
Cash and cash equivalents	654

4,136

Goodwill acquired	42,022

Genitech Inc.—On August 5, 2004, the Company acquired 100% of the common shares in Genitech. The total consideration at the date of the acquisition, including expenses, amounted to € 7,939, excluding variable cash payments that may be payable in the future based on certain financial performance targets.

As of August 5, 2004, the assets and liabilities of Genitech have been consolidated in the Consolidated Financial Statements of the Company using the purchase method of accounting. The excess of the purchase price over the fair market value of the identifiable net assets has been recorded as goodwill and can be specified as follows:

Purchase price	7,939
Fair market value of identifiable net assets:
Tangible fixed assets	642
Purchased technology and other intangible assets	2,208
Other assets and liabilities	1,079
Notes payable to banks and long-term debt	(2,989)
Cash and cash equivalents	82

1,022

Goodwill acquired	6,917

ASM Pacific Technology Ltd.—In the second quarter of 2004 the Company’s subsidiary ASMPT repurchased 0.40% of its outstanding common shares in the open market for € 4,465 (HK$ 42.5 million). The acquisition of these common shares was accounted for using the purchase method and the excess of the purchase price over the fair market value of the identifiable net assets acquired has been recorded as goodwill. This repurchase increased the interest of the Company in ASMPT from 53.87% to 54.09%. This interest was diluted by 0.25% to 53.84% in December 2004 as a result of the issuance of 1,798,500 common shares of ASMPT pursuant to the Employee Share Incentive Scheme of ASMPT. Reference is made to Note 16.

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

ASM Microchemistry Oy—In July 1999, the Company acquired all the outstanding shares of Microchemistry Oy. The acquisition was accounted for using the purchase method. The total consideration paid amounted to € 3,868. After adding the assets deficiency, goodwill amounted to € 4,747.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

NanoPhotonics AG—In December 1999, the Company acquired a 24.0% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment, for € 407. The Company’s Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics. In December 1999 the Company agreed with the Chief Executive Officer the right to purchase his 44.5% interest at the option of the Company, expiring December 31, 2004, at the same price the officer paid for his interest in the initial transaction. This option agreement expired in 2004 and has been extended until December 31, 2005 at the same terms as the initial option agreement. Due to the issuance of new shares by NanoPhotonics to third parties in 2003, the Company’s interest diluted to 23.61% and the Chief Executive Officer’s interest diluted to 43.77% as of December 31, 2004.

NOTE 9 Purchased Technology and Other Intangible Assets

The changes in the amount of purchased technology and other intangible assets are as follows:

At cost:
Balance January 1, 2004	—
Acquisition of businesses	10,231
Other additions	776
Foreign currency translation effect	(892)

Balance December 31, 2004	10,115

Accumulated depreciation:
Balance January 1, 2004	—
Amortization for the year	1,389
Foreign currency translation effect	(107)

Balance December 31, 2004	1,282

Purchased technology and other intangible assets, net:
January 1, 2004	—
December 31, 2004	8,833

The acquisition of businesses relates to purchased technology and other intangible assets, including trademarks, tradenames, in-process research and development and non-compete agreements resulting from the acquisitions of NuTool and Genitech. The in-process research and development intangibles acquired in the amount of € 520 have been amortized in full subsequent to the acquisition. Other additions relate to purchased technology from a third party.

Purchased technology and other intangible assets are amortized over useful lives of 3 to 7 years.

Estimated amortization expenses relating to purchased technology and other intangible assets for the next five years are as follows:

2005	1,513
2006	1,513
2007	1,450
2008	1,396
2009	1,291
Years thereafter	1,670

8,833

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

NOTE 10 Investments and Loan Advances

Investments and loan advances consist of the following:

	Investments	Loan advances	Total
Balance January 1, 2003	15,132	—	15,132
Additions, net	1,229	2,545	3,774
Loss on equity investments	(2,770)	—	(2,770)
Foreign currency translation effect	(2,407)	(170)	(2,577)

Balance December 31, 2003	11,184	2,375	13,559
Additions, net	—	4,568	4,568
Loss on equity investments	(417)	—	(417)
Foreign currency translation effect	328	—	328
Consolidation of acquired business and subsidiary	(11,095)	(6,943)	(18,038)

Balance December 31, 2004	—	—	—

On June 2, 2004 the Company acquired the remaining 84.3% interest in NuTool and as from June 2, 2004 the Company owns 100% of the outstanding capital stock of NuTool. As of June 2, 2004 NuTool has been consolidated in the Consolidated Financial Statements of the Company.

The investment in NanoPhotonics, which the Company acquired in 1999, is accounted for under the equity method through 2003. The total equity interest in NanoPhotonics as of December 31, 2003 was 23.61%. As of December 31, 2003, the Company has provided loan advances to NanoPhotonics totaling € 4,443. Due to the negative equity balances of NanoPhotonics, the investment and loan advances to NanoPhotonics are valued at zero as of December 31 2003. At December 31, 2004, the accounts of NanoPhotonics have been included in the Consolidated Financial Statements of the Company in accordance with FIN 46(R), “Consolidation of Variable Interest Entities”.

NOTE 11 Notes Payable to Banks

Information on notes payable to banks is as follows:

Short-term debt outstanding in:	December 31,
	2003	2004
Germany	—	33
Japan	23,680	22,896
Singapore	—	450

	23,680	23,379

Short-term debt outstanding in local currencies is as follows (in thousands):

	December 31,
	2003	2004
Euro	—	33
Japanese yen	3,200,000	3,180,000
Singapore dollar	—	1,000

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 1.85% at December 31, 2004.

Total short-term lines of credit amounted to € 91,278 at December 31, 2004. The amount outstanding at December 31, 2004 was € 23,379 and the undrawn portion totaled € 67,899. The undrawn portion includes € 32,051 relating to ASMPT, in which the Company holds a 53.84% interest, and such amount is limited solely for use in the operations of ASMPT. ASM Japan had € 35,136 available for borrowings under its bank lines, which are restricted for use in the ASM Japan operations. Total short-term facilities of ASM Japan in the amount of € 58,032 are guaranteed by ASMI.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its affiliates.

NOTE 12 Accrued Expenses and Other

Accrued expenses and other consists of the following:

	December 31,
	2003	2004
Advance payments from customers	9,601	7,189
Deferred revenue	10,173	13,397
Warranty reserves	13,465	17,139
Personnel related items	19,953	29,179
Other	22,320	21,438

	75,512	88,342

The changes in the amount of warranty reserve are as follows:

Balance January 1, 2003	11,722
Additions	7,192
Usage	(4,542)
Foreign currency translation effect	(907)

Balance December 31, 2003	13,465

Additions	9,511
Consolidation of acquired business	191
Usage	(5,501)
Foreign currency translation effect	(527)

Balance December 31, 2004	17,139

NOTE 13 Long-term Debt

Long-term debt consists of the following:

	December 31,
	2003	2004
Term loans:
Japan, 1.7-3.3%, due 2005 – 2008	17,154	13,205
Finland, 1.0-3.0%, due 2005 – 2010	2,916	2,580
Singapore, 2.9-3.2%, due 2008 – 2011	—	4,094
South Korea, 2.8-8.5%, due 2005 – 2008	—	1,881
Germany, 5.0-7.5%, due 2006 – 2010	—	1,748
Mortgage loans:
Japan, 2.6%, due 2005 – 2006	874	467
Capital lease commitments:
United States, 7.2-8.0%, due 2005 – 2007	48	888
Japan, 0.3%, due 2005	632	157

	21,624	25,020
Current portion	(4,820)	(7,883)

	16,804	17,137

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

Long-term debt, including the current portion, in local currencies is as follows (in thousands):

	December 31,
	2003	2004
Euro	2,916	4,328
United States dollars	61	1,209
Japanese yen	2,521,562	1,920,715
Singapore dollars	—	9,100
Korean won	—	2,686,900

Aggregate annual principal repayments for years subsequent to December 31, 2004 are:

2005	7,883
2006	5,979
2007	4,840
2008	3,801
2009	811
Years thereafter	1,706

25,020

Long-term facilities outstanding in Japan, Singapore and South Korea are collateralized by the real estate and other assets of the respective subsidiaries of ASMI in Japan, Singapore and South Korea, with additional parent guarantees provided by ASMI.

Capital lease commitments relate to commitments for equipment and machines.

NOTE 14 Convertible Subordinated Debt

Convertible subordinated debt consists of the following:

	December 31,
	2003	2004
5.00% convertible subordinated notes, due 2005, US$ 98.9 million	91,057	72,646
5.25% convertible subordinated notes, due 2010, US$ 90.0 million	71,262	66,078
4.25% convertible subordinated notes, due 2011, US$ 150.0 million	—	110,130

	162,319	248,854

Current portion	—	(72,646)

	162,319	176,208

In November and December 2001, ASMI issued US$ 115.0 million in principal amount of 5.0% convertible subordinated notes due November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to the Company’s existing and future senior debt. The notes are convertible into common shares at any time before their maturity at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 18.85 per share. The Company may redeem, under certain conditions, some or all of the notes at any time after November 30, 2003 at a redemption price of US$ 1,000 per US$ 1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the closing price of the Company’s common shares has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. With respect to any notes called for early redemption, ASMI is required to make an additional payment in cash or, at ASMI’s option, in common shares, or in a combination of cash and common shares, in an amount equal to US$ 199.44 per US$ 1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. In the event of a change in control, ASMI may be required to repurchase the notes. In December 2004, US$ 16.1 million of the US$ 115.0 million convertible subordinated notes has been repurchased and as a result US$ 98.9 million remains outstanding at December 31, 2004. The US$ 16.1 million has been repurchased for a market value of US$ 17.5 million.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

The loss for the early extinguishment of the notes of € 1,206, which includes the premium paid above par and the write-off of unamortized issuance costs, has been recorded as interest expense in the Consolidated Statement of Operations for the year 2004.

In May 2003, ASMI issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due in May 2010 in a private offering. Interest on the notes is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 52.0237 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 19.22 per share. On or after May 20, 2006, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions are satisfied. In the event of a change in control, the Company may be required to repurchase the notes. The US$ 115.0 million 5.0% convertible subordinated notes rank pari passu with the US$ 90.0 million convertible subordinated notes. At December 31, 2004, none of the US$ 90.0 million convertible subordinated notes have been converted or repurchased.

In December 2004, ASMI issued US$ 150.0 million in principal amount of 4.25% convertible subordinated notes due in December 2011 in a private offering. Interest on the notes is payable on June 6 and December 6 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 48.0307 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 20.82 per share. On or after December 6, 2007, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 130% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days. In the event of a change in control, the Company may be required to repurchase the notes. The US$ 150.0 million 4.25% convertible subordinated notes rank pari passu with the US$ 115.0 million convertible subordinated notes and the US$ 90.0 million convertible subordinated notes. At December 31, 2004, none of the US$ 150.0 million convertible subordinated notes have been converted or repurchased.

Except for repurchasing US$ 16.1 million of the US$ 115.0 million convertible subordinated notes, movements in the balance of the outstanding subordinated debt in the year ended December 31, 2004 relate to the translation of the outstanding amounts in U.S. dollars to euros.

The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Consolidated Balance Sheet and amortized by the interest method as interest cost during the life of the debts.

NOTE 15 Shareholders’ Equity

Common shares

The authorized capital of the Company amounts to 110,000,000 shares of € 0.04 par value common shares, 118,000 shares of € 40 par value preferred shares and 8,000 shares of € 40 par value financing preferred shares, of which 52,617,952 common shares and no preferred or financing preferred shares were outstanding as at December 31, 2004. There are currently no preferred or financing preferred shares issued. All shares have one vote per € 0.04 par value, except for shares the Company and its subsidiaries own, which have no voting rights.

Financing preferred shares

Financing preferred shares are designed to allow ASMI to finance equity with an instrument paying a preferred dividend, linked to EURIBOR loans and government loans, without the dilutive effects of issuing additional common shares. Preferred and financing preferred shares are issued in registered form only and are subject to transfer restrictions. Essentially, a preferred or financing preferred shareholder must obtain the approval of the Company’s Supervisory Board to transfer shares. If the approval is denied, the Supervisory Board will provide a list of acceptable prospective buyers who are willing to purchase the shares at a cash price to be fixed by consent of the Supervisory Board and seller within two months after the

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

approval is denied. If the transfer is approved, the shareholder must complete the transfer within three months, at which time the approval expires.

Preferred shares

Preferred shares carry the right to a cumulative preferred dividend. Financing preferred shares are also entitled to a cumulative dividend based on the par value and share premium paid on such shares.

Retained earnings

Dividends distributable to common shareholders are limited to retained earnings of ASMI decreased by legal reserves of € 92,187, which must be maintained. At December 31, 2004, ASMI had no distributable retained earnings.

The changes in the amount of legal reserves are as follows:

Balance January 1, 2003	96,096
Increase retained earnings subsidiaries	4,907
Foreign currency translation effect	(15,628)

Balance December 31, 2003	85,375
Increase retained earnings subsidiaries	13,040
Foreign currency translation effect	(6,228)

Balance December 31, 2004	92,187

Warrants

In conjunction with US$ 20.0 million five-year zero-bond debentures issued on October 1, 1999, the Company issued 200,000 warrants on common shares of the Company at a price of US$ 9.81 per share, a premium to market at the date of issuance of 20.0%. These 200,000 warrants have been exercised in 2004.

Accumulated other comprehensive loss

Accumulated other comprehensive loss consists of the following:

	December 31,
	2003	2004
Foreign currency translation effects	(57,459)	(71,676)
Unrealized gains on derivative instruments, net	352	1,895

Total accumulated other comprehensive loss	(57,107)	(69,781)

NOTE 16 Employee Benefits

Pension plans

The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans. The Company has no major continuing obligations other than the payment of annual contributions. Aggregate retirement plan contributions were € 7,924 in 2002, € 7,745 in 2003 and € 7,811 in 2004.

The Company does not provide for any post retirement benefits other than pensions.

Employee Stock Option Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various key management personnel. Under these plans, key employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or U.S. dollars on the date of grant, are generally vesting in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue 4,000,000 shares. At

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

December 31, 2004, options to purchase 1,517,810 shares have been issued under the 2001 Stock Option Plan. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 1,838,656 options to purchase common stock were outstanding at December 31, 2004, expiring at various dates through 2014.

The following is a summary of changes in options outstanding:

	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in €
Balance January 1, 2002	1,741,213	11.38	452,650	11.96
Options granted	155,500	14.81	180,000	14.34
Options cancelled	(80,000)	10.59	(13,082)	20.72
Options exercised	(286,093)	6.86	(13,919)	9.69

Balance December 31, 2002	1,530,620	12.61	605,649	12.53
Options granted	197,500	7.99	10,000	14.35
Options cancelled	(17,116)	21.32	(9,667)	15.39
Options exercised	(569,439)	6.30	(121,900)	7.67

Balance December 31, 2003	1,141,565	14.84	484,082	13.69
Options granted	275,700	20.21	71,000	14.36
Replacement options granted for acquired business	57,720	5.45	—	—
Options cancelled	(17,110)	14.60	(27,916)	18.28
Options exercised	(95,935)	10.88	(50,450)	8.24

Balance December 31, 2004	1,361,940	15.81	476,716	14.13

The weighted average remaining contractual life of the outstanding options granted in 2004 is 5.57 years at December 31, 2004. The number of options exercisable at December 31, 2002 and 2003 were 1,067,467 and 854,518 respectively. At December 31, 2004 options outstanding and options exercisable classified by range of exercise price were:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$

1.00-10.00	133,525	3.64	6.24	132,647	6.22
10.00-15.00	254,578	6.72	12.07	105,907	10.94
15.00-20.00	778,937	2.14	17.04	513,522	16.63
20.00-30.00	194,900	5.51	22.35	27,200	24.67

1.00-30.00	1,361,940	3.63	15.81	779,276	14.36

In €		In years	In €		In €

6.00-10.00	4,000	4.67	6.90	4,000	6.90
10.00-15.00	261,000	3.17	11.79	168,000	11.78
15.00-20.00	201,716	2.55	16.84	87,783	16.63
20.00-30.00	10,000	1.36	23.23	7,000	23.69

6.00-30.00	476,716	2.88	14.13	266,783	13.61

In 2004 the Company granted stock options to acquire 8,000 common shares of the Company to an individual who did not meet the definition of an employee under APB 25. Accordingly, the Company has recognized compensation expenses of € 70, based on the fair value of the options granted.

The Company purchased the remaining 84.3% interest in NuTool in 2004. Included in the consideration were replacement employee stock options to acquire 57,720 common shares of the Company. The Company has recognized compensation expenses of € 71, based on the fair value of the replacement employee stock options that vested subsequent to the acquisition.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

Employee Share Incentive Scheme ASMPT

In 1989, the shareholders of ASMPT approved a plan to issue up to 5.0 percent of the total issued shares of ASMPT to directors and employees. This plan has been extended in 1999 for a term up to March 23, 2012. The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value. In December 2004, 1,798,500 common shares of ASMPT were issued, for cash at par value of HK$ 0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. In 2003 and 2002, respectively 1,686,500 and 1,764,000 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.25% in 2004, 0.24% in 2003, and 0.25% in 2002. The shares issued under the plan in 2004 have diluted ASMI’s ownership in ASMPT to 53.84% as of December 31, 2004. In December 2004 the management of ASMPT has determined that 1,800,000 common shares will be allocated to employees for their services in the year 2004, which shares will be issued in the year 2005 upon the expiration of a defined qualification period. Total compensation expense related to the Employee Share Incentive Scheme of ASMPT of respectively € 3,417 in 2002, € 6,391 in 2003, and € 4,851 in 2004 were charged to the Statement of Operations. The dilution in ownership has resulted in a gain on the investment in ASMPT of € 1,281 in 2002, € 941 in 2003, and € 2,656 in 2004, which gain has been separately included in the Consolidated Statement of Operations. Due to the participation exemption in the Netherlands no deferred income taxes have been provided for these gains.

NOTE 17 Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2003	2004
Machinery and equipment	2,072	3,053
Furniture and fixtures	68	19

	2,140	3,072
Less accumulated depreciation	(1,515)	(2,668)

	625	404

The Company leases certain office and plant facilities and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 1 and 15 years. At December 31, 2004 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases
2005	619	7,451
2006	436	5,942
2007	181	4,835
2008	—	3,567
2009	—	3,121
Years thereafter	—	6,584

Total	1,236	31,500
Less amount representing interest	(191)

Present value of net minimum lease payments	1,045

Aggregate rental expense for operating leases was € 10,165 in 2002, € 10,151 in 2003 and € 8,868 in 2004. At December 31, 2004 the Company had entered into purchase commitments with suppliers in the amount of € 77,196 for purchases, of which € 76,403 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2004 were € 4,809.

Change of Control Transaction

If the Company desires to effect a change of control transaction with a competitor of Applied Materials, Inc., (“Applied Materials”) the Company must, pursuant to a litigation settlement transaction in 1997, first offer the change of control transaction to Applied Materials on the same terms as the Company would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer by that competitor.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

NOTE 18 Litigation and Environmental Matters

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

In June 2001, the Company’s subsidiary, ASM America, filed a lawsuit against Genus, Inc. (“Genus”) in the U.S. District Court for the Northern District of California alleging infringement of three patents involving sequential chemical vapor deposition (U.S. Patents Nos. 5,916,365, 6,015,590 and 4,798,165). Genus responded by denying the allegations and counterclaimed alleging antitrust violations and infringement of U.S. Patent No. 5,294,568 involving selective etching of native oxide. After court rulings that Genus did not infringe the ‘365 or ‘590 patents, the parties entered into a binding memorandum in April 2003 settling the litigation. Pursuant to the memorandum, Genus granted to the Company and ASM America a nonexclusive, worldwide, fully paid-up license under the ‘568 patent and directly related patents and ASM America granted to Genus a nonexclusive, worldwide, fully paid-up license under the ‘165, ‘365 and ‘590 patents and directly related patents, provided that the license for the ‘365 and ‘590 patents will be effective only upon completion of the appeal by the Company and ASM America of the lower court’s rulings of no infringement in respect of such patents. If the appeals court vacates either ruling on the basis of a change in the lower court’s claim construction, Genus must pay ASM America US$1.0 million. Genus, the Company and ASM America also agreed to refrain for a five-year period from litigating patent and antitrust claims, although each party retains the right to recover damages incurred during such period if a suit is brought later. Genus, the Company and ASM America stipulated to an Entry of Judgment and the Company and ASM America filed a Notice of Appeal in January 2004, appealing the District Court’s rulings on the ‘590 and ‘365 patents to the U.S. Court of Appeals for the Federal Circuit. Both parties filed their appeal briefs, and oral arguments occurred in November 2004. On March 16, 2005, the Court of Appeals for the Federal Circuit affirmed the District Court’s claim construction and summary judgment on the ‘590 and ‘365 patents. See Note 28 “Subsequent Events.”

Following a letter from Applied Materials to the Company alleging that the Eagle reactors of ASM Japan infringe various Applied Materials patents, the Company and ASM America filed a declaratory judgment action against Applied Materials in August 2002 in the U.S. District Court for the District of Arizona. ASM Japan was subsequently added as a party to the case. Subsequently, the Company and ASM America filed a lawsuit against Applied Materials in October 2003 in the U.S. District Court for the Eastern District of Texas alleging infringement of six patents. Applied Materials counterclaimed in November 2003, alleging infringement of one patent. In August 2004, the parties entered into a settlement agreement dismissing all claims and counterclaims in the pending lawsuits without prejudice and without payment of any kind by any party and without licensing any patents. Each party may refile some or all of the claims in the future. The settlement resolved all pending lawsuits between the parties.

NOTE 19 Financial Instruments and Risk Management

Derivatives

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates to occur within the next twelve months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which the Company has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

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

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

The Company expects that substantially all of the € 1,895 unrealized gains included in accumulated other comprehensive income as of December 31, 2004 will be reclassified to net earnings within the next 12 months upon completion of the underlying transaction. Unrealized gains included in other comprehensive income as of December 31, 2003 of € 352 were reclassified to earnings in 2004. Hedge ineffectiveness was insignificant for the years ended December 31, 2003 and December 31, 2004.

The outstanding currency forward exchange contracts are as follows:

	Currency and notional amount		Forward contract value	Fair value	Difference between forward value and fair value	Included in accumulated other comprehensive income (loss)
December 31, 2003:

Cash flow hedges:
Sale	US$	(5,063)	(4,375)	(4,023)	352	352

Other foreign currency contracts:
Sale	US$	(8,161)	(7,122)	(6,466)	656	—

December 31, 2004:

Cash flow hedges:
Purchase	US$	6,851	5,479	5,030	(449)	(449)
Sale	US$	(41,729)	(32,981)	(30,637)	2,344	2,344

Other foreign currency contracts:
Purchase	US$	8,575	6,430	6,295	(135)	—
Purchase	Euro	1,592	1,580	1,592	12	—
Sale	US$	(22,368)	(18,345)	(16,425)	1,920	—
Sale	Euro	(1,990)	(1,919)	(1,990)	(71)	—

Long-term Debt and Subordinated Debt

At December 31, 2004 the Company had convertible subordinated debt borrowings outstanding of € 72,646 at a fixed interest rate, maturing in November 2005, € 66,078 at a fixed interest rate, maturing in May 2010, € 110,130 at a fixed interest rate, maturing in December 2011 and € 25,020 in long-term debt at fixed interest rates and € 23,379 in other borrowings with variable short-term interest rates. The Company is exposed to interest rate risk primarily through its borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure.

The fair value amounts of long-term debt and convertible subordinated debt are as follows:

	2003		2004
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt, including current portion	21,624	21,598	25,020	25,020
Convertible subordinated debt	162,319	207,956	248,854	272,060

Methods and Assumptions Used in Estimating Fair Value Disclosure for Financial Instruments

For cash and cash equivalents, marketable securities, accounts receivable, notes payable to banks, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

For long-term debt, the estimated fair values of the Company’s long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities. The estimated fair values of the Company’s convertible subordinated debt borrowings are based on theoretical fair value calculations obtained from investment bankers.

For forward exchange contracts market values based on external quotes from banks have been used to determine the fair value.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Company does not anticipate nonperformance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the Consolidated Balance Sheet that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in high quality financial institutions to limit the amount of credit risk exposure. The Company derives a significant percentage of its revenue from a small number of large customers. The Company’s largest customer accounted for approximately 10.9% of net sales in 2004 and the ten largest customers accounted for approximately 36.5% of net sales in 2004. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from the Company. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2004 one customer accounted for 8.4% of the outstanding balance in accounts receivable.

NOTE 20 Restructuring

In the second half of 2003 the Company implemented restructuring plans including work force reduction in its front-end segment. As part of these plans the Company restructured its research and development activities at ASM Microchemistry in Finland, consolidated production facilities of its operations at ASM Europe in the Netherlands and reduced work forces at other front-end segment subsidiaries. The restructuring has resulted in a reduction of the workforce in the second half of 2003. Total restructuring charges in 2003 were € 6,478 covering employee terminations, operational lease contract termination costs and fixed asset impairment charges.

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

The provision at December 31, 2003 was fully used in 2004, except for € 128 which was released to selling, general and administrative expenses in the Consolidated Statement of Operations in 2004.

NOTE 21 Research and Development

Research and Development consists of the following:

	Year ended December 31,
	2002	2003	2004
Research and development expenses	91,303	82,027	85,987
Research and development grants and credits	(2,969)	(2,974)	(1,113)

Total research and development	88,334	79,053	84,874

The Company’s Netherlands, America and Hong Kong operations receive research and development grants and credits from various sources. Some of the research and development grants received from governmental sources in the Netherlands are contingently repayable to the extent the Company recognizes

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

sales of products to which the credit is related within an agreed upon time period. The Company does not recognize a liability on its balance sheet in respect of these credits until it recognizes sales of products to which the credit is related, within the agreed upon time period and is then charged to cost of sales when such sales are recorded. These repayments vary per product and range from 1.0% to 4.0% of the realized sales of these products. The contingent repayments accrue at interest rates ranging from 5.0% to 8.0% per annum. The contingent repayments, including accrued interest, were € 12,151 at December 31, 2003 and € 13,296 at December 31, 2004. These amounts have not been recognized as a liability in the Consolidated Balance Sheet since the Company has not recognized sales of products to which the credits are related. The amount at December 31, 2004 includes € 9,901, including accrued interest, of which the agreed upon time period for repayment expired at December 31, 2004 and for which the Company has not received a remission from the government of the Netherlands yet. In 2002, 2003 and 2004 the Company accounted for repayments with respect to these credits of € 0.1 million, € 0.1 million and € 0.3 million respectively.

NOTE 22 Income Taxes

The components of earnings (loss) before income taxes and minority interest consist of:

	Year ended December 31,
	2002	2003	2004
The Netherlands	(26,595)	(44,864)	(12,871)
Other countries	7,805	43,515	90,437

	(18,790)	(1,349)	77,566

The income tax benefit (expense) consists of:

	Year ended December 31,
	2002	2003	2004
Current:
The Netherlands	—	—	—
Other countries	(4,445)	(6,188)	(11,043)

	(4,445)	(6,188)	(11,043)
Deferred:
The Netherlands	—	—	—
Other countries	5,610	(924)	468

	5,610	(924)	468

Income tax benefit (expense)	1,165	(7,112)	(10,575)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the Netherlands statutory income tax rates is set forth as follows:

	Year ended December 31,
	2002	2003	2004
Earnings before income taxes and minority interest	(18,790)	(1,349)	77,566
Netherlands statutory income tax rate	34.5%	34.5%	34.5%

Income tax provision at statutory rate	6,483	465	(26,760)
Non-deductible expenses	(876)	(1,193)	(1,328)
Foreign taxes at a rate other than the Netherlands statutory rate	6,990	11,173	19,709
Valuation allowance	(14,662)	(23,518)	(13,729)
Non-taxable income	4,046	6,704	12,859
Other	(816)	(743)	(1,326)

Income tax benefit (expense)	1,165	(7,112)	(10,575)

Non-taxable income relates primarily to the Company’s manufacturing operation in Singapore where income covering certain products is non-taxable under a tax incentive scheme granted by the Singapore tax authority. The tax exemption scheme has a term ending December 31, 2011.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

The government of the Netherlands has enacted an income tax rate reduction at the end of 2004. Future Netherlands statutory income tax rates are as follow:

Year	Statutory income tax rate
2005	31.5%
2006	30.5%
2007	30.0%

The Company’s deferred tax assets and liabilities have been determined in accordance with these statutory income tax rates. This has not impacted the income tax expense of 2004.

Deferred income taxes consist of the following:

	December 31,
	2003	2004
Deferred tax assets:
Reserves and allowances	1,554	2,169
Net operating loss carry forwards	113,147	102,746
Other	327	952

Gross deferred tax assets	115,028	105,867
Less: valuation allowance	(105,703)	(97,870)

Net deferred tax assets	9,325	7,997

Deferred tax liabilities:
Depreciation	(2,612)	(370)
Research and development credits	(4,192)	(4,137)
Other	—	—

Deferred tax liabilities	(6,804)	(4,507)

Net deferred income taxes	2,521	3,490

Deferred tax assets (liabilities) are classified in the balance sheet as follows:

	December 31,
	2003	2004
Deferred tax assets—current	4,125	3,624
Deferred tax assets—non-current	136	780
Deferred tax liabilities—non-current	(1,740)	(914)

	2,521	3,490

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2004, of € 334,522 for tax return purposes to reduce future income taxes, mainly in Europe and the United States. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating loss carry forwards, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards. Accordingly, a valuation allowance of € 105,703 in 2003 and € 97,870 in 2004 has been recorded.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

The amounts and expiration dates of net operating loss carry forwards for tax purposes are as follows:

Expiration year	December 31, 2004
2005	414
2006	402
2007	2,057
2008	948
2009	2,536
2011	1,224
2017	54,294
2018	5,428
2019	1,026
2021	1,480
2022	10,207
2023	7,522
2024	6,302
Unlimited	240,682

Net operating loss carry forwards	334,522

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2004 undistributed earnings of subsidiaries, subject to withholding taxes, were approximately € 23,421. These earnings could become subject to foreign withholding taxes if they were remitted as dividends or if the Company should sell its interest in the subsidiaries. However, the Company believes that Netherlands tax credits would largely eliminate any foreign withholding tax that might otherwise be due.

NOTE 23 Disclosures about Segments and Related Information

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

The back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 53.84% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Singapore, Hong Kong, the People’s Republic of China and Malaysia.

	Front-end	Back-end	Total
Year ended December 31, 2002

Net sales to unaffiliated customers	266,915	251,887	518,802
Gross profit	85,819	104,906	190,725
Earnings (loss) from operations	(42,659)	36,657	(6,002)
Loss on equity investments	(2,372)	—	(2,372)
Net interest income (expense)	(9,167)	876	(8,291)
Foreign currency transaction losses	(1,743)	(382)	(2,125)
Income tax benefit (expense)	3,499	(2,334)	1,165
Gain on dilution of investment in subsidiary	1,281	—	1,281
Minority interest	—	(15,890)	(15,890)
Net earnings (loss)	(51,161)	18,927	(32,234)

Capital expenditures	19,706	13,540	33,246
Depreciation	18,047	22,044	40,091
Cash and cash equivalents	13,876	57,115	70,991
Capitalized goodwill	3,888	50,641	54,529
Other identifiable assets	320,681	202,494	523,175
Total assets	338,445	310,250	648,695
Total debt	146,631	426	147,057
Headcount in full-time equivalents [1]	1,226	5,328	6,554

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

	Front-end	Back-end	Total
Year ended December 31, 2003

Net sales to unaffiliated customers	286,492	295,376	581,868
Gross profit	72,850	128,421	201,271
Earnings (loss) from operations	(45,275)	59,474	14,199
Loss on equity investments	(2,770)	—	(2,770)
Net interest income (expense)	(10,744)	445	(10,299)
Foreign currency transaction losses	(1,816)	(663)	(2,479)
Income tax expense	(1,400)	(5,712)	(7,112)
Gain on dilution of investment in subsidiary	941	—	941
Minority interest	—	(24,570)	(24,570)
Net earnings (loss)	(61,064)	28,974	(32,090)

Capital expenditures	11,934	18,144	30,078
Depreciation	16,864	17,551	34,415
Impairment charges	3,242	—	3,242
Cash and cash equivalents	102,308	52,549	154,857
Capitalized goodwill	3,888	42,049	45,937
Other identifiable assets	260,690	200,494	461,184
Total assets	366,886	295,092	661,978
Total debt	207,623	—	207,623
Headcount in full-time equivalents [1]	1,179	6,254	7,433

	Front-end	Back-end	Total
Year ended December 31, 2004

Net sales to unaffiliated customers	355,565	398,680	754,245
Gross profit	103,966	177,778	281,744
Earnings (loss) from operations	(16,140)	104,581	88,441
Loss on equity investments	(417)	—	(417)
Net interest income (expense)	(11,163)	816	(10,347)
Foreign currency transaction losses	(72)	(39)	(111)
Income tax expense	(4,254)	(6,321)	(10,575)
Gain on dilution of investment in subsidiary	2,656	—	2,656
Minority interest	—	(45,608)	(45,608)
Net earnings (loss)	(29,390)	53,429	24,039

Capital expenditures	27,011	31,131	58,142
Depreciation	16,353	18,956	35,309
Amortization	1,389	—	1,389
Cash and cash equivalents	146,558	72,056	218,614
Capitalized goodwill	48,598	40,711	89,309
Purchased technology and other intangible assets	8,833	—	8,833
Other identifiable assets	320,267	186,811	507,078
Total assets	524,256	299,578	823,834
Total debt	297,253	—	297,253
Headcount in full-time equivalents [1]	1,492	6,768	8,260

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

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

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

The geographical information of net sales to unaffiliated customers allocated to individual countries based in the location of the customer and the Company’s long-lived assets allocated to the individual countries in which the Company has operating units is summarized as follows:

	Europe	United States	Japan	Southeast Asia	Corporate	Consolidated
Year ended December 31, 2002

Net sales to unaffiliated customers	60,237	152,366	47,514	258,685	—	518,802
Long-lived assets	19,475	41,644	25,863	86,934	1,717	175,633

Year ended December 31, 2003

Net sales to unaffiliated customers	66,428	126,092	69,708	319,640	—	581,868
Long-lived assets	12,845	33,464	22,421	71,209	1,480	141,419

Year ended December 31, 2004

Net sales to unaffiliated customers	75,352	149,939	83,567	445,387	—	754,245
Long-lived assets	15,222	23,584	20,405	82,100	1,385	142,696

Long-lived assets for the years ended December 31, 2002 and 2003 include the Company’s assets in property, plant and equipment and the Company’s investment in NuTool. Long-lived assets for the year ended December 31, 2004 includes the Company’s assets in property, plant and equipment.

NOTE 24 Selected Operating Expenses and Additional Information

Personnel expenses for employees were as follows:

	Year ended December 31,
	2002	2003	2004
Wages and salaries	139,787	136,852	156,754
Social security	10,690	14,672	15,905
Pensions	7,924	7,745	7,811

	158,401	159,269	180,470

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	Year ended December 31,
	2002	2003	2004
The Netherlands	324	343	327
Other European countries	123	127	154
United States of America	378	433	530
Far East	5,042	5,844	6,889
Japan	238	251	260

	6,105	6,998	8,160

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

NOTE 25 Earnings (Loss) per Share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2002	2003	2004
Net earnings (loss) used for purpose of computing basic earnings per share	(32,234)	(32,090)	24,039
After-tax equivalent of interest expense on convertible subordinated notes	—	—	—

Net earnings (loss) used for purposes of computing diluted net earnings (loss) per share	(32,234)	(32,090)	24,039

Basic weighted average number of shares outstanding at the end of period used for purpose of computing basic earnings per share	49,170	49,642	51,540
Dilutive effect of stock options	—	—	318
Dilutive effect of exercisable warrants	—	—	—
Dilutive effect of convertible subordinated notes	—	—	—

Dilutive weighted average number of shares outstanding	49,170	49,642	51,858

Net earnings (loss) per share:
Basic	(0.66)	(0.65)	0.47
Diluted	(0.66)	(0.65)	0.46

No adjustments have been reflected in the diluted weighted average number of shares and net loss for the years ended December 31, 2002 and 2003 due to the antidilutive effects of the losses reported for these years. For the year ended December 31, 2002, the effect of 957 stock options, 6,101 conversion rights, and 112 exercisable warrants to acquire common stock were anti-dilutive. For the year ended December 31, 2003, the effect of 335 stock options, 8,639 conversion rights, and 60 exercisable warrants to acquire common stock were anti-dilutive. For the year ended December 31, 2004, the effect of 11,217 conversion rights to acquire common stock were anti-dilutive.

NOTE 26 Board Remuneration

The following table sets forth as to all members of the Management Board and Supervisory Board of the Company information concerning all remuneration from the Company (including its subsidiaries) for services in all capacities:

				Year ended December 31,
	Base compensation	Bonuses	Pensions	2004	2003
				Total	Total
Management Board:
A. H. del Prado	583[1]	—	—	583	302
R. L. de Bakker	202	—	19	221	205
P. Lam See Pong	583	303	71	957	948
H.D.J. Pietersma	421	—	33	454	438

	1,789	303	123	2,215	1,893
Supervisory Board:
P. C. van den Hoek	69	—	—	69	54
E.A. van Amerongen	26	—	—	26	14
A. Baan	21	—	—	21	14
J. M. R. Danneels	21	—	—	21	14
J. den Hoed	22	—	—	22	14

	159	—	—	159	110

(1)	Including the amendment amounting to € 281. During its meeting of March 23, 2005 the Nomination, Selection and Remuneration Committee decided to amend the base compensation for Mr. A. H. del Prado retroactively as of January 1, 2004.

All remuneration for Mr. P. Lam See Pong relates to the compensation he receives in his capacity of Managing Director of ASMPT.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

The remuneration for Mr. van den Hoek includes the compensation he receives as member of the Supervisory Board and the compensation he receives in his capacity of non-executive director and member of the Audit Committee of ASMPT.

No stock options have been issued to members of the Supervisory Board. The following table shows the outstanding options to purchase ASM International N.V. common shares held by members of the Management Board, and changes in such holdings during 2004:

	Year of grant	Outstanding January 1, 2004	Granted in 2004	Exercised in 2004	Outstanding December 31, 2004	Exercise price		Remaining term, in years
A. H. del Prado	1999	25,000	—	(25,000)	0	US$	15.44	—
A. H. del Prado	2001	250,000	—	—	250,000	US$	19.32	2
R. L. de Bakker	2000	35,000	—	—	35,000		€11.60	6
P. Lam See Pong	2001	100,000	—	—	100,000	US$	15.44	1
H.D.J. Pietersma	2002	100,000	—	—	100,000		€11.20	3

		510,000	—	(25,000)	485,000

The remuneration and stock option grants for the Management Board have been determined by the Supervisory Board. The options are granted for a term of five or ten years, and become exercisable in equal parts over a five year period. For the exercise of options new shares are issued. The remuneration for the Supervisory Board has been determined by the General Meeting of Shareholders.

In 2004, Mr. P. Lam See Pong in his capacity of Director of the Board of ASMPT was granted 180,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. The shares will be issued in 2005. The market value of these shares at the date of grant amounted to € 520. In 2003 Mr. P. Lam See Pong was granted 180,000 shares in the share capital of ASMPT, which were issued in 2004. The market value of these shares at the date of grant amounted to € 657.

NOTE 27 Share Ownership and Related Party Transactions

The ownership or controlling interest of outstanding common shares of ASM International N.V. by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2003		December 31, 2004
	Shares owned	Percentage of shares outstanding	Shares owned	Percentage of shares outstanding
Management Board:
A. H. del Prado	3,762,253	7.52%	3,784,839	7.19%
R. L. de Bakker	35,000	0.07%	35,000	0.07%
P. Lam See Pong	395,300	0.79%	395,300	0.75%

Supervisory Board:
P. C. van den Hoek	300,000	0.60%	300,000	0.57%

Stichting Administratiekantoor ASMI	7,692,039	15.37%	7,692,039	14.61%

Stichting Administratiekantoor ASMI is a trust controlled by Mr. A.H. del Prado.

At December 31, 2004 Mr. Lam See Pong was owner of 2,970,000 shares in the share capital of ASMPT and Mr. P.C. van den Hoek was owner of 1,370,000 shares in the share capital of ASMPT. This represents 0.77% and 0.36% of the total outstanding shares of ASMPT, respectively.

At December 31, 2004, the Company holds 23.61% of the outstanding equity of NanoPhotonics, a German supplier of precision metrology equipment, which the Company acquired in December 1999 for € 407. The Company’s Chief Executive Officer holds a 43.77% interest in NanoPhotonics. The Company had a five-year option to purchase the 43.77% interest from the Chief Executive Officer, at the same price the Chief Executive Officer paid for his interest in the initial transaction. The option agreement expired in 2004 and has been extended until December 31, 2005 at the same terms as the initial option agreement. At December 31, 2003 and December 31, 2004, the Company has provided NanoPhotonics with additional financing of € 4,443 and € 6,443, respectively. In 2003 and 2004 the Company purchased equipment from NanoPhotonics in the amount of € 245 and € 271, respectively.

Notes to Consolidated Financial Statements—(Continued)

(EUR in thousands, except per share data and unless otherwise stated)

In March 2000, the Company made an interest-bearing loan to its Chief Executive Officer in connection with the exercise of stock options at an average interest rate for 2004 of 4.2%. The outstanding amount of the loan is € 2.061 at December 31, 2004 and is secured by the shares received in the stock option exercise. The Company has custody of the shares until the loan is repaid. The loan has been included under other assets in the Consolidated Balance Sheet.

On June 2, 2004, the Company acquired the remaining 84.3% interest in NuTool, a privately held semiconductor equipment company based in California, USA. As a result of the acquisition, the Company owns 100% of the outstanding stock of NuTool. The total consideration for the 84.3% interest, including expenses, amounted to € 35.1 million, excluding the value of the 806,376 common shares that may be issued in the future based on certain financial performance targets. The Company’s Chief Executive Officer owned 127,878 shares of NuTool’s Series D Preferred Stock prior to acquisition of the remaining 84.3% interest. In consideration for his ownership of NuTool stock, he received 22,586 of the Company’s common shares valued at US$ 481,759.

The Chairman of the Supervisory Board, Mr. van den Hoek is a partner in the European law firm of Stibbe. Another partner at Stibbe serves as the Company’s general legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies. Fees for services to Stibbe amounted to € 291 and € 349 in 2003 and 2004, respectively.

NOTE 28 Subsequent Events

On March 16, 2005, the United States Court of Appeals for the Federal Circuit affirmed on appeal by the Company and ASM America filed in January 2004 the District Court for the Northern District of California’s ruling that Genus, Inc. (“Genus”) did not infringe two of the Company’s patents involving sequential chemical vapor deposition (U.S. patents Nos. 5,916,365 and 6,015,590). The Court of Appeals for the Federal Circuit affirmed the District Court’s claim construction and summary judgment on the ‘590 and ‘365 patents. The effect of the appellate court’s decision is that the license granted to Genus for the ‘365 and ‘590 patents in the settlement agreement between the Company, ASM America and Genus is effective and no payments are due by Genus to ASM America. See Note 18 “Litigation and Environmental Matters.”

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL N.V.

Date: March 24, 2005	/s/ ARTHUR H. DEL PRADO
Arthur H. del Prado Chief Executive Officer

S-1