Form 20-F
period 2006-12-31
ASM INTERNATIONAL N V
filed 2007-03-16
CIK 351483

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2006

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

Section 12(b) of the Act: Common Shares, par value € 0.04

Securities registered or to be registered pursuant to

Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to

Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 53,828,745 common shares; no preferred shares.

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

The selected consolidated financial data presented below as of and for the years ended December 31, 2005 and 2006 have been derived from our audited Consolidated Financial Statements included in Item 18. The selected Consolidated Balance Sheet data presented below as of December 31, 2002, 2003 and 2004 have been derived from our audited Consolidated Financial Statements which are not included in this report. The selected Consolidated Statements of Operations data presented below for the years ended December 31, 2002 and 2003 have been derived from our audited Consolidated Financial Statements which are not included in this report. The selected Consolidated Statement of Operations data presented below for the year ended December 31, 2004 have been derived from our audited Consolidated Statement of Operations as included in this report.

	2002	2003	2004	2005	2006
	(€ in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	€518,802	€581,868	€754,245	€724,698	€877,491
Cost of sales	(328,077)	(380,597)	(472,155)	(469,321)	(538,674)

Gross profit	190,725	201,271	282,090	255,377	338,817
Operating expenses:
Selling, general and administrative	(108,393)	(108,019)	(105,682)	(98,073)	(120,654)
Research and development, net	(88,334)	(79,053)	(80,751)	(89,829)	(88,130)
Amortization of other intangible assets	—	—	(303)	(599)	(553)

Total operating expenses	(196,727)	(187,072)	(186,736)	(188,501)	(209,337)

Earnings (loss) from operations	(6,002)	14,199	95,354	66,876	129,480
Interest income	1,336	1,393	2,223	5,746	5,902
Interest expense	(9,627)	(11,692)	(12,570)	(16,163)	(11,726)
Foreign currency transaction losses, net	(2,125)	(2,479)	(111)	(128)	(1,250)

Earnings (loss) from continuing operations before income taxes and minority interest	(16,418)	1,421	84,896	56,331	122,406
Income tax benefit (expense)	1,165	(7,112)	(10,575)	(6,666)	(14,095)

Earnings (loss) from continuing operations before minority interest	(15,253)	(5,691)	74,321	49,665	108,311

Minority interest	(15,890)	(24,570)	(45,608)	(43,558)	(54,882)
Gain on dilution of investment in subsidiary	1,281	941	2,656	2,781	1,255

Net earnings (loss) from continuing operations	(29,862)	(29,320)	31,369	8,888	54,684

Loss from discontinued operations before income taxes [1]	(2,372)	(2,770)	(7,330)	(48,464)	(20,350)
Income tax expense	—	—	—	(641)	—

Net loss from discontinued operations	(2,372)	(2,770)	(7,330)	(49,105)	(20,350)
Net earnings (loss)	€(32,234)	€(32,090)	€24,039	€(40,217)	€34,334

Basic net earnings (loss) from continuing operations per share:	€(0.61)	€(0.59)	€0.61	€0.17	€1.02
Basic net loss from discontinued operations per share:	€(0.05)	€(0.06)	€(0.14)	€(0.93)	€(0.38)
Basic net earnings (loss) per share	€(0.66)	€(0.65)	€0.47	€(0.76)	€0.64
Diluted net earnings (loss) from continuing operations per share:	€(0.61)	€(0.59)	€0.60	€0.17	€1.02
Diluted net loss from discontinued operations per share:	€(0.05)	€(0.06)	€(0.14)	€(0.93)	€(0.38)
Diluted net earnings (loss) per share:	€(0.66)	€(0.65)	€0.46	€(0.76)	€0.64
Basic weighted average number of shares (thousands)	49,170	49,642	51,540	52,638	53,403
Diluted weighted average number of shares (thousands)	49,170	49,642	51,858	52,638	53,575

	2002		2003		2004		2005		2006
Ratios and other data:
Ratio of earnings to fixed charges [2]	—	[3]	—	[3]	6.4	x	1.4	x	8.0	x
Number of common shares outstanding (in thousands)	49,370		50,062		52,618		52,679		53,829
Dividends declared	—		—		—		—		—

	December 31,
	2002		2003		2004		2005		2006
	(€ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	€71,002		€154,866		€218,619		€135,000		€193,872
Total assets	648,695		661,978		823,834		812,308		832,297
Total debt	147,057		207,623		297,253		257,400		228,500
Total shareholders’ equity	260,396		204,609		256,716		238,594		276,458

(1)	The restructuring of ASM NuTool in 2005 followed by the sale of substantially all of the ASM NuTool patent portfolio to a third party in December 2006 required ASM NuTool to be accounted for retroactively as discontinued operations under US GAAP in our Consolidated Financial Statements.

(2)	The ratio of earnings to fixed charges is computed by dividing:

•	earnings (loss) before income taxes and minority interest plus fixed charges; by

•	fixed charges.

Fixed charges consist of interest expense, including interest expense related to operating leases. The interest expense related to operating leases is calculated as one-third of rental expenses, which is considered representative of the interest factor. Not included in fixed charges are the losses for the early extinguishment of convertible subordinated notes of € 1.2 million and € 0.3 million which have been recorded as interest expense in our Consolidated Statements of Operations for the years 2004 and 2005 respectively.

(3)	Earnings, as calculated for purposes of the ratios, were not sufficient to cover fixed charges. The coverage deficiency was € 18.8 million for the year 2002 and € 1.3 million for the year 2003.

Exchange Rate Information

The following table sets forth, for each period indicated, specified information regarding the U.S. dollar per euro exchange rates based on the noon buying rate in New York City for cable transfers payable in euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.” On March 5, 2007, the noon buying rate was 1.3094 U.S dollars per euro.

U.S. Dollar per Euro Exchange Rate

	September 2006	October 2006	November 2006	December 2006	January 2007	February 2007	March 2007 [1]
High	1.2833	1.2773	1.3261	1.3327	1.3286	1.3246	1.3182
Low	1.2648	1.2502	1.2705	1.3073	1.2904	1.2933	1.3094

	Years Ended December 31,
	2002	2003	2004	2005	2006
Average exchange rate [2]	0.9453	1.1411	1.2464	1.2400	1.2661

(1)	Through March 5, 2007.
(2)	Average of the exchange rates on the last day of each month during the period presented.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. (“ASM Pacific Technology”), business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, product shipment dates and outlooks. These statements may be found under Item 5 “Operating and Financial Review and Prospects” and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as “may,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in Item 4 “Information on the Company” and the following discussion of risks. The risks described are not the only ones facing ASMI. Some risks are not yet known and some that we do not currently believe to be material could later become material. Each of these risks could materially affect our business, revenues, income, assets, liquidity and capital resources. All statements are made as of the date of this report, and we assume no obligation and do not intend to update or revise any forward-looking statements to reflect future developments or circumstances.

RISKS RELATED TO OUR INDUSTRY

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The timing, length and severity of these cycles are difficult to predict. In the period 2001-2003, the semiconductor industry experienced a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which resulted in lower sales and earnings for our business. This downturn lasted longer than past cycles and, although conditions in the semiconductor equipment market improved, the market remains volatile and hard to predict. Semiconductor manufacturers may contribute to the severity of these cycles by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. In any event, the lag between changes in demand for semiconductor devices and changes in demand for our products by semiconductor manufacturers accentuates the intensity of these cycles in both expansion and contraction phases. We may not be able to respond timely and effectively to these industry cycles.

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

Our future success depends upon commercial acceptance of products incorporating new technologies we are developing, such as new plasma enhanced and atomic layer deposition processes, rapid thermal processes, dielectric deposition processes of materials with lower k-values, and low temperature epitaxy processes of silicon based materials. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products which can result in significant write-downs and impairment charges and costs. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including, without limitation:

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

We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality, reliability and quality of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, and/or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

If we fail to adequately invest in research and development, we may be unable to compete effectively.

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. In 2006, we invested € 88.1 million in research and development, or 10.0% of our net sales, of which € 58.6 million was invested in our front-end business. In 2006 and prior years, we received substantial cash dividends from our majority-owned subsidiary, ASM Pacific Technology, some of which we utilized to support our front-end research and development expenses. During 2006, we stated our commitment that for at least the next three years we would not use cash dividends from ASM Pacific Technology to support our front-end business. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.” If we have insufficient cash flow from our front-end businesses to support the necessary level of research and development, we will have to fund such expenditures by diminishing our cash balances, or utilizing our credit facilities or reduce our level of research and development expenses.

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

We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus Systems, Tokyo Electron, Kokusai, and Aviza. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price, technology, service and support;

•	more quickly develop enhancements to and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

We believe that our ability to compete successfully depends on a number of factors, including, without limitation:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of ownership of our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	responses to changing market and economic conditions; and

•	price of our products and our competitors’ products.

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

•

foreign currency exchange rate fluctuations; e.g. appreciation of the euro versus the U.S. dollar, which would negatively affect the competitiveness of our manufacturing activities that are domiciled in countries whose currency is the euro; and

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

We may consider from time to time additional investments in complementary businesses, products or technologies. We may not be able to successfully integrate these businesses, products, technologies or personnel that we might acquire in the future, and accordingly we may not realize the anticipated benefits from such acquisitions. In particular, our operation of acquired businesses involves numerous risks, including without limitation:

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

Substantially all of our equipment sales have specific commercial terms and are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience difficulties in adhering to and demonstrating compliance with such terms and other contractual obligations, which can lead to unanticipated expenses for the performance of the contract or the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our cost of goods sold and operating income will be adversely affected. If we are not able to demonstrate compliance with the particular contract or the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial action, including payment of damages or adjusted pricing, any one of which could negatively affect our operating income.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or if they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 11.4% and our ten largest customers accounted for 33.9% of our net sales in 2006. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth and ongoing research and development activities. If we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete, particularly in our front-end business. During 2006, we stated our commitment that for at least the next three years we would not use cash dividends from our majority-owned subsidiary, ASM Pacific Technology, which represents our back-end business, to support our front-end business. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We may require additional capital to finance our future growth and fund our ongoing research and development activities beyond 2007 particularly with regard to our front-end business. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

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

The success of our operations depends in significant part upon the experience of our management team. We do not have employment agreements with some members of our management team and we do not maintain “key man” life insurance policies. The unexpected loss of services from our key executives and the transition process with new management could harm or cause difficulties in our business, prospects, financial condition and results of operations.

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

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology (whose shares are listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”)) in our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations in ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a

“controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our Consolidated Statements of Operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our Consolidated Balance Sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares is issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could further be diluted if ASM Pacific Technology issues additional equity. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of shareholders in general meeting in accordance with the listing rules of the Hong Kong Stock Exchange, which in effect is subject to our approval. Although we could purchase shares of ASM Pacific Technology if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources at that time.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2006, we owned 53.35% of ASM Pacific Technology through our wholly-owned subsidiary, Advanced Semiconductor Materials (Netherlands Antilles) N.V., a Netherlands Antilles company, and the remaining 46.65% was owned by the public.

Three of the ten directors of ASM Pacific Technology are affiliates of ASM International. However, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interest.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Cash dividends received from ASM Pacific Technology totaled € 40.4 million, € 37.0 million and € 59.0 million, in 2004, 2005 and 2006, respectively. In the past, we have used these dividends in our front-end business. In November 2006, we announced our commitment that for at least the next three years we would not use these cash dividends to support our front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, or pay dividends on our common shares or purchase shares of ASM Pacific Technology. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all of the three affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeovers Code. In particular, under the Hong Kong Takeovers Code we would be excluded from voting on a takeover transaction requiring shareholder’s approval if we are interested in such transaction.

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

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials a settlement fee and to grant it a worldwide, non-exclusive and royalty-free license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents which expire at various times through 2014. Our obligation to pay certain royalties to Applied Materials continues until the expiration of the corresponding underlying patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. These covenants, which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

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

We market and sell our products and services throughout the world. A substantial portion of our manufacturing employees and operations are in the People’s Republic of China and the success of our business depends on our operations there. In addition, we have manufacturing facilities in the Netherlands, the United States, Japan, Hong Kong, Singapore, Malaysia and South Korea. Our operations are subject to risks inherent in doing business internationally, including, without limitation:

•	unexpected changes in regulatory or legal requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	potentially adverse tax consequences;

•	fluctuations in foreign currency exchange rates and foreign currency controls;

•	political conditions and instability, particularly in the countries in which our manufacturing facilities are located;

•	economic conditions and instability;

•	terrorist activities;

•	human health emergencies, such as the outbreak of infectious diseases or viruses, particularly in the countries in which our manufacturing facilities are located;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

To the extent that such disruptions slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected.

Our operational results could be negatively impacted by currency fluctuations.

Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our Consolidated Financial Statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various foreign currency exchange rates. These net translation exposures are taken into account in determining Shareholders’ Equity.

In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products for sales to our customers throughout the world are currently denominated in various foreign currencies including, but not limited to, U.S. dollar, euro, Japanese yen and Chinese yuan. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results could be subject to additional foreign exchange rate fluctuations.

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

In February 2003, the European Commission published a directive on waste electrical and electronic equipment (“WEEE”), which has been implemented in the Netherlands. In principle, the rules result in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection and separation of WEEE. As of August 13, 2005 producers of WEEE must provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE. Another directive of the European Commission (Directive 2002/95/EC) provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. To the extent these and other regulations on other countries apply to our business in Europe and elsewhere throughout the world, these measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials.

Members of our Supervisory Board and Management Board control approximately 22.1% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board and makes it substantially more difficult for a shareholder group to remove or elect such members without the support of members of Supervisory Board and Management Board.

Our Chairman and Chief Executive Officer controlled approximately 21.3% of the voting power of our outstanding common shares as of December 31, 2006, and the members of our Supervisory Board and

Management Board as a group controlled approximately 22.1% of the voting power of our outstanding common shares as of that date. Accordingly, these persons have significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at a general meeting of shareholders will be elected if they receive a majority of the votes cast at the meeting. Nominees to the Supervisory Board or Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at the meeting, provided such affirmative votes represent more than half our outstanding capital. Members of the Supervisory and Management Boards may be removed only by the affirmative vote of a majority of the votes cast at a meeting, and, unless such removal is recommended by the Supervisory Board, the affirmative votes must represent more than half our issued capital. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of the Supervisory Board and Management Board.

Our anti-takeover provisions may prevent a beneficial change of control.

Our shareholders have granted to Stichting Continuïteit ASM International (“Stichting”), a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7. “Major Shareholders and Related Party Transactions.”

These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2006 and December 31, 2006, the sales price of our common shares, as reported on the NASDAQ Global Select Market, ranged from a low of US$ 13.65 to a high of US$ 21.50. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following, without limitation:

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	changes in analysts’ earnings estimates;

•	developments in the financial markets;

•	quarterly fluctuations in operating results;

•	general economic, political and market conditions, such as recessions or foreign currency fluctuations; or

•	general conditions in the semiconductor and semiconductor equipment industries.

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

Compliance with Internal Controls Evaluations and Attestation Requirements.

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the U.S. Securities and Exchange Commission pursuant to the Act. Under Section 404 of the Sarbanes-Oxley Act and the related regulations, we are required to perform an evaluation of our internal controls over financial reporting and submit a management report on such controls, beginning with the year ended December 31, 2006 and annually thereafter. In addition, we are required to have our independent auditor publicly attest to such annual evaluation, beginning with the year ending December 31, 2007.

If we fail to maintain effective internal controls over financial reporting, if we do not timely evaluate the effectiveness of internal controls over financial reporting, or if our independent auditor could not timely attest to our evaluation, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our common shares.

Item 4. Information on the Company

The information in this Item 4 should be read in conjunction with the risks discussed under Item 3.D “Risk Factors.”

A. History and development of the Company.

ASM International N.V. was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was previously known as Advanced Semiconductor Materials International N.V. Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands. Our telephone number at that location is +31 30 229 84 11. Our authorized agent in the United States is our subsidiary, ASM America Inc., a Delaware corporation, located at 3440 East University Drive, Phoenix, Arizona 85034.

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

Our front-end operations are conducted through wholly-owned subsidiaries, the most significant being ASM Europe B.V. (“ASM Europe”), located in the Netherlands, ASM America, Inc. (“ASM America”), located in the United States, ASM Japan K.K. (“ASM Japan”), located in Japan, and ASM Front-End Manufacturing Singapore (“FEMS”), located in Singapore.

Our back-end operations are conducted through our majority-owned subsidiary, ASM Pacific Technology Ltd. (“ASM Pacific Technology”), with principal operations in Hong Kong, the People’s Republic of China, Singapore, and Malaysia. At December 31, 2006, we owned 53.35% of the outstanding equity of ASM Pacific Technology.

The location of our front-end facilities allows us to interact closely with customers in the world's major front-end geographic market segments: Europe, North America, and Asia. We address a part of the “deposition and related tools” market segment, defined by VLSI Research1. Our front-end segment accounted for 49.4% of our net sales in 2005 and 46.7% of our net sales in 2006.

Our back-end facilities are in close proximity to where most customer assembly and packaging operations are located. We address parts of the “bonding equipment” and “packaging equipment” segments, defined by VLSI Research2. We also manufacture and sell lead-frames. Our back-end segment accounted for 50.6% of our net sales in 2005 and 53.3% of our net sales in 2006.

1	www.vlsiresearch.com, VIC code 460.00000, accessed December 2006.
2	www.vlsiresearch.com, VIC codes 540.00000 and 550.00000, accessed December 2006.

Industry Background and Major Business Trends

Semiconductor devices are the key enablers of the electronic age. Each semiconductor device can hold many individual components, most of which are transistors. For over 30 years now, the average number of components per integrated semiconductor device, at the optimum cost-per-component, has been increased by a factor of two, every 18 to 24 months. This trend is generally referred to as Moore’s law, after Gordon Moore, one of the founders of Intel. Increases in complexity, along with simultaneous reductions in the cost-per-component, have mainly been achieved by reducing the size of individual transistors, so that a larger number of transistors fit within a given size die. Today, transistors less than 100nm (one billionth of a meter) long are manufactured in high volume, and several billion transistors can be manufactured on a single die.

A second development decreases the cost per device by increasing the size of the wafer (the silicon substrate upon which semiconductors are built), so that more devices can be produced within one production cycle. Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers, with each wafer typically holding between a few dozen to several thousand individual circuits. The simultaneous increase in the complexity of devices, and the substantial decrease in cost-per-component has supported an over US$ 1 trillion electronics industry, and behind that, a semiconductor industry of approximately US$ 250 billion (Semiconductor Industry Association, Feb. 2, 20073). The semiconductor industry in turn, is supported by the US$ 42 billion (Gartner, Dec 20, 20064) semiconductor capital equipment industry which supplies the needed production systems and services.

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

Parallel to the above-mentioned trends of transistor scaling and larger wafer size, another trend is beginning to emerge on the die level: heterogeneous integration. While the components on a chip that perform calculation and storage can undergo scaling, other components, such as inductors, capacitors, sensors, micromechanical, photonic, or micro-fluidic devices, do not scale as easily as do transistors and some capacitors. Yet, in order to make devices with these components small and cost-effective enough, they will eventually also have to be integrated into the same semiconductor device. Although several functions can be integrated on a single die, as in a system on a chip (“SoC”), for economical reasons this is usually limited to the components that scale with Moore’s law (“more Moore”), and use the same base material (silicon). For components that do not scale, or components that use a different base material it is not always practical or economically feasible to place them on the same die. In that case, integration of several dies, sometimes coming from different supply lines, in a single package to form a system in a package (“SiP”) is the alternative solution that provides the desired functionality. This trend is sometimes referred to as “more than Moore.”

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

Our Strategy

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations, manufacturing infrastructure and sales and support offices located close to our global customers. We intend to enhance our market position by providing customers with the advanced, cost-effective, and reliable products they need, along with excellence in customer service and support. The key elements of our strategy include:

1.	Realizing profitable growth for our front-end segment and sustained solid profitability for our back-end segment.

3	http://www.sia-online.org/pre_release.cfm?ID=426; accessed March 2007.
4	http://www.gartner.com/it/page.jsp?id=499655; accessed March 2007.

2.	Executing a vertical manufacturing model in front-end that follows the highly successful model of our back-end segment, by systematically increasing our operating efficiency, reducing manufacturing costs in our supply chain and locating significant parts of our manufacturing capability in lower labor rate countries.

3.	Maintaining our global reach through our operating, sales and customer service facilities in key parts of the world in order to establish and maintain long-term customer relationships.

4.	Leveraging our combined strong front-end and back-end technology leadership and manufacturing capabilities through advancements in our products and processes that address our customers’ device performance and cost-of-ownership needs early in the lifecycle of significant technologies and in the coming revolution to a heterogeneous integration environment.

5.	Expanding the scope and depth of our research and development capabilities through strategic alliances with independent research institutes, universities, customers and suppliers and of our intellectual property portfolio by filing patent applications for key developments in equipment, processes, materials and software, and by licensing programs for our technologies.

Background of Semiconductor Manufacturing Processes

Overview

The process of manufacturing an integrated semiconductor, from raw material to finished device, includes the segments front-end and back-end. We participate in both of these segments.

Front-end Manufacturing Process

The front-end manufacturing process, or wafer processing, can be divided in three distinct parts: wafer manufacturing, transistor formation, known as front-end of the line (“FEOL”) processing, and interconnect formation, known as back-end of the line (“BEOL”). We develop and sell technology, develop and manufacture equipment, and provide services used by semiconductor device manufacturers in each of these sections of front-end manufacturing.

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

The number and precise order of the process steps vary depending upon the complexity and design of the integrated circuit. The performance of the circuit is determined in part by the various electrical characteristics of the materials used in the layers of the circuit and the wafer. Simple circuits may have as few as ten layers, while complex circuits may have more than one hundred layers. The front-end manufacturing process is capital intensive, requiring multiple units of several different production systems. Many different but complementary methods are used to modify, grow, or deposit materials on the wafers. ASMI is predominantly active in developing and manufacturing the equipment used by semiconductor device manufacturers in the deposition processes, i.e., those steps that involve the creation of insulating, conducting and semi-conducting layers on the wafer surface.

The front-end manufacturing process is complete when all of the layers have been deposited and patterned on the wafer. As a last step, the correct electrical functioning of the integrated circuits on each die is confirmed by probing. Non-functioning circuits are marked so they can be eliminated before the back-end processing. The introduction of even trace levels of foreign particles or material can make a circuit, or even an entire wafer, unusable. To reduce the level of foreign particles or material, front-end processing is performed in clean rooms with ultra low particle and contamination levels. Once the front-end processing is complete, the entire wafer with multiple, functioning, integrated circuits is shipped to the back-end facility where it is separated into dies, which are then bonded to a suitable substrate or leadframe, packaged, and tested before final shipment of the semiconductor device to the end customer. Back-end processes do not require the same level of contaminant control. These processes are performed in facilities that differ from facilities in which front-end processes are performed.

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

•

Diffusion and Oxidation are high-temperature processes that change the electrical characteristics of layers. Diffusion is used to move dopants, or impurities, and make dopants introduced by ion implantation electrically active. Anneal is used as a synonym to diffusion. Oxidation forms a silicon oxide layer on the wafer’s surface, which acts as an insulating or protective layer over the wafers surface.

•

Electroplating or Electrochemical Deposition (“ECD”) deposits a layer of metal from a complex liquid solution, containing metal salts, and certain additives, by passing an electrical current through that solution and towards the surface of the wafer. Electrochemical Mechanical Deposition (“ECMD”) is ECD with concurrent mechanical planarization.

•

Epitaxy involves the deposition of silicon or silicon compounds on the wafer, continuing and perfecting the crystal structure of the bare wafer underneath. Epitaxy improves the electrical characteristics of the wafer surface, making it suitable for highly complex microprocessors and memory devices. Selective epitaxy is an epitaxy process that only deposits silicon or a silicon compound on certain predetermined areas of the wafer.

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

•

Lithography is used to print the various layer patterns of the semiconductor device on the uppermost layer of the wafer. These patterns determine the functions of the semiconductor device. The lithography process determines the smallest pitch with which components can be placed in the circuit.

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

Back-end Manufacturing Process

When the wafer with confirmed working integrated circuits is received in the back-end facility, wafers are first cut (“diced”) into individual dies or chips by a dicing saw or sometimes a laser. The dies are then separated and a single die is (or for an advanced device several different dies are) picked and attached to a leadframe or other substrate by a bonding process. The leadframe or substrate provides the interface between the electrical circuit on the die and the system in which the die is incorporated. Leadframes are produced by stamping a pattern through a strip of copper or iron-nickel alloy. For high precision (and fast turnaround purposes) leadframes are produced by an etching process to achieve a shorter time to market. Stamped frames are typically used for very high volumes on mature designs. In order to allow a wire to be easily attached to its surface, the leadframes are plated with a thin layer of silver or a stacked layer of nickel, palladium, and gold on appropriate places. The electrical connection of the electrical circuit to the leadframe is made by wire bonding. As few as one or as many a thousand or more separate wires are each connected between a terminal connection point on the die and a lead on the leadframe, through which the device is able to communicate with the printed circuit board. Leadframes and wire bonding are by far the most common technology in use today.

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

The following is an alphabetical list of the principal back-end processes used by semiconductor manufacturers:

•	Binning assigns tested, packaged devices to defined performance categories.

•	Die Bonding mounts the die onto carriers such as lead-frames using a die bonder.

•	Die Separation separates the dies on the wafer into individual units using dicing saws.

•	Die Sorting segregates tested dies into different performance levels.

•	Encapsulation or Molding encases the die in a protective housing, often epoxy, using dispensing systems or transfer molds.

•	Marking puts product identification information on the semiconductor package using stencil printing or laser inscription techniques.

•	Product Testing tests the performance of the completed, encapsulated, and singulated semiconductor device.

•	Singulation is the separation of the many individual devices attached to a leadframe

•	Trim and Form cuts away the excess portion of the leadframe and bends the leads into the desired shape, resulting in the completed semiconductor device.

•

Wire Bonding attaches extremely thin gold, copper, or aluminum wires between the terminals on the die and the leadframe creating electrical connections using a wire bonder. Wedge bonding employs only ultrasonic energy, while thermosonic wire bonding employs both heat and ultrasonic energy.

Important Technology Trends for our Business

Technology Trends

The continuous demand for smaller, faster and cheaper semiconductor components drives the technology advances in the semiconductor manufacturing process. As the transistors in an integrated circuit become smaller, the cost-per-component decreases. Fortuitously, at the same time the operating speed of the transistor increases. Thus the minimum size of a single transistor in an integrated circuit is an extremely important parameter. This minimum size can be characterized by the so-called half-pitch, which is about equal to the smallest line width in the device. Today, we support our high volume production systems for leading-edge semiconductor devices with a half-pitch as small as 90 to 65 nanometers (one nanometer is one billionth of a meter). At ASMI, and in close cooperation with our customers, we are qualifying and testing new critical process equipment for line widths at or below 45nm. Simultaneously, we are developing new 32nm technologies in our laboratories. Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers. Accordingly, our system and process development and sales effort is concentrated in 300mm equipment.

In developing faster and smaller devices, our front-end customers’ major technology requirements are:

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

A second major trend in the back-end market segment is driven by the strong growth in demand for hand held devices. There is an ongoing need to build ever smaller and more complex packages at lower cost for this market. Individual dies must be packaged in areas that are just slightly larger than the individual dies they contain. These chip scale packages minimize the amount of space occupied by the end product on the circuit board.

A third major trend relates to the industry demand for a much higher level of integration, but still at lower cost and optimized yield. This has resulted in a requirement to place multiple dies into the same package. The assembly of a combination of “known good dies” in a package can lead to higher yield than the combination of the same functionality blocks on a single chip. Such a System-in-Package (“SiP”) is more than a simple collection of multiple dies: SiP products are fully functional systems or sub-systems. Moreover, devices from different supply chains, with sometimes entirely different feature sizes or technologies can be integrated this way. Dies can be placed next to and/or on top of each other, using stacked die bonding techniques and sometimes mixing flip chip and wire bonding techniques in the same package. It appears that in the near future an increasing fraction of the value of the device will be in the package, at the cost of the fraction that is on the wafer.

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

For our back-end customers, leadframe and wire bond technology continues to offer the most flexible method of connecting the die to the printed circuit board. Increasing pressure on the number of input/output (“I/O”) terminals per unit area of silicon continues to drive down the distance between two adjacent interconnect points or pads, reducing the bond pad pitch and allowable wire diameter. The increasing I/O requirement has also resulted in the use of several rows of these pads on a single die. Production is now ongoing with a bond pad pitch of 37 microns. Wire bonding must not only address decreasing wire diameters and pitch, but also address the throughput to reduce the overall cost of the device. Future wire bonding platforms will be able to operate in an environment that requires the bond pad pitch to be at 25 microns. The increasing row count will require better control of the wire shapes to maintain signal integrity at high communication speeds. All of this must be achieved with the highest possible speed and reliability. In addition, semiconductor manufacturers are looking to automation and integration of back-end equipment as ways to reduce costs and increase productivity. We expect bond pad pitches smaller than about 20 micron to lead to performance issue with respect to the amount of current that can be pushed through a wire at the low voltages used today.

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

Products

Market Coverage

The table below indicates the major market segments of the semiconductor equipment industry. The principal market segments in which we participate are underlined.

Market Segment [1]

Major Market Segment [1]
Test and related Systems	Wafer Processing Equipment or Front-end	Assembly and Packaging Equipment or Back-end
Automated Test Systems	Lithography Equipment	Inspection
Material Handling Systems	CMP Equipment	Dicing
Process Diagnostic Equipment	Ion Implanters	Bonding
Production Management Systems	Deposition and Related Tools [2]	Packaging
	Etching and Clean	Integrated Assembly Systems
Leadframes [3]

(1)	Based on VLSI Research Industry Segmentation.
(2)	This segment also includes diffusion and oxidation furnaces and RTP tools.
(3)	While the materials segment is not included by VLSI Research in this market segment, leadframes are a significant materials component of our revenues, necessary for back-end production.

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

Product Platform [1]	ASMI Process Technology [1]	Products [1]	Currently participates in the Manufacturing Solution for [2] :
			Si Starting Material	FEOL- Logic [3]	FEOL- Memory [4]	FEOL- RF/ AMS [5]	BEOL- Interconnect	BEOL- SoC [6]

Advance 400 Series	ALD, CVD, diffusion/oxidation, LPCVD	A400 and A412 Vertical Furnace Systems	✓	✓	✓	✓	✓	✓

Levitor	RTA	Single Wafer Rapid Thermal Processing Systems		✓	✓

Epsilon	Epitaxy, LPCVD	Single Wafer Epitaxy Systems	✓	✓	✓	✓

Polygon	ALD, PEALD	Single Wafer Atomic Layer Deposition Systems		✓	✓

Eagle	PECVD, ALD, PEALD	Eagle, Dragon and Stellar [7] Single Wafer Processing Systems			✓		✓	✓

(1)	Advance, Levitor, Epsilon, Polygon, PEALD, Eagle, Dragon, and Stellar are used, registered or pending ASMI trademarks.
(2)	A checkmark in the boxes under the manufacturing application indicates one or more systems sold to a customer.
(3)	This includes CMOS transistor formation.
(4)	Includes the formation of the capacitor structure in a DRAM or Flash memory cell.
(5)	Radio Frequency/Analog Mixed Signal, including bipolar transistor formations in a BiCMOS chip.
(6)	Includes integrated passives, such as capacitors on a chip, used in single chip radio devices (“radio on a chip”).
(7)	Despite different configurations and capabilities, the Eagle, Dragon and Stellar are considered to originate from one product platform because they share the same software framework, many critical components, and product structure.

Description of our Front-end Segment’s Product Platforms

Advance 400

The Advance 400 is ASMI’s Vertical Furnace, batch processing platform. Products built on this product platform are used for diffusion, oxidation, (LP)CVD and ALD. The product platform is used in many manufacturing steps, from the production of silicon wafers to the final anneal in interconnect. The A400 is a system for 150 and 200mm wafers, while the A412 is a 300mm Vertical Furnace. The A412 can also be used as a bridge tool for 200mm wafers. The A412 systems feature two reactors above a rotating carousel, a dual-boat concept, and a wide range of process applications with load sizes up to 150 wafers in a single run. In this series, ASMI also offers the A412 SmartBatch, featuring a flexible load size of 1 to 50 wafers, and the A4ALD, for atomic layer deposition of dielectrics, targeted mainly for DRAM capacitor applications and other high volume, low variability and operating cost applications.

Levitor

The Levitor is our single-wafer RTP platform. The Levitor’s conductive heating technology is radically different from competing radiative systems with lamps. In the Levitor, the wafer floats on a very thin cushion of gas between two coated graphite blocks maintained at the desired process temperature. The result is very precise wafer heating, which is independent from the emissivity, or color, of the wafer. The Levitor 4300 is configurable for rapid thermal anneal of either 200 or 300mm wafers in high-volume semiconductor manufacturing. Two reactors can be integrated into one system for optimum cost and production efficiency. The Levitor can perform most RTA processes, including low temperature nickel-silicide and cobalt-silicide anneals and high temperature, ultra-short “spike” activation anneals. Low temperature copper anneal for BEOL interconnect application is currently in development. The Levitor is designed to participate in all manufacturing applications, and is currently installed in FEOL logic and memory manufacturing.

Epsilon

The Epsilon is our platform for single wafer epitaxy. The Epsilon product platform offers a wide range of epitaxy products and materials for many applications, ranging from high temperature silicon used in silicon starting material manufacturing, to low temperature, selective or non-selective silicon germanium (“SiGe”) and silicon germanium carbon (“SiGeC”) used in bipolar devices. More recently, low temperature selective SiGe, silicon carbon (“SiC”) and pure silicon processes for recessed and raised source-drain applications have been developed on this platform. The Epsilon 2000 is a single wafer, single reactor system for 150mm and 200mm wafers. The Epsilon 3000 was the first epitaxy system that was used for 300mm production of recessed source/drains with selective silicon-germanium. Our newest systems, the Epsilon 3200 and Epsilon 3220, for a single and a dual reactor system respectively, feature several productivity enhancements. We expect that the continued demands from our customers to increase device speed and reduce power consumption will drive an increased use of advanced epitaxial layers in the device, particularly when deviations from planar CMOS occur.

Polygon

The Polygon is our single wafer atomic layer deposition platform. It features a six-sided central vacuum handler, capable of hosting up to four reactors. One or more Pulsar 3000 modules, the latest generation of the industry’s first ALD reactor, or Emerald modules with PEALD technology, can also be integrated into the system platform. Products built on this product platform are currently being used in ALD high-k gate dielectrics for FEOL logic, (embedded) DRAM capacitor dielectrics for SoC, barrier layers for non-volatile memories, magnetic head gap fill, and MIM capacitor applications for SoC. Products can be configured for either 200mm or 300mm wafer processing. Processes for some applications, mainly those related to SoC, will in the future be offered on the Eagle product platform.

Eagle

The Eagle is our single-wafer plasma processing platform. The basic Eagle 10 systems for 200mm, and the Eagle 12 systems for 300mm systems each have two reactors, and are utilized in high volume manufacturing for PECVD of insulators (such as silicon oxide, silicon nitride, silicon oxi-nitride) mainly for interconnect applications. Plasma polymerization processes released on the Eagle and Dragon product platform include a full series of Aurora low-k dielectrics for interconnect applications, and Nano Carbon Polymer (“NCP”), a hard mask layer for deep UV lithography to improve formation of deep and small structures for FEOL memory. The Eagle 10 TRIDENT (200mm) and Eagle 12 Rapidfire (300mm) systems feature three reactors for larger productivity. From this same product platform also the Dragon and the Stellar product lines have been launched in 2003 and 2006, respectively. The Dragon 2300 is a dual reactor PECVD system that is configured for high wafer throughput. The Dragon has what we consider to be the smallest footprint of any high volume, 300mm PECVD production tool. The Stellar 2300 is a dual reactor ALD or PEALD system, intended mainly for the SoC capacitor market.

Description of our Front-end Segment’s Process Technology Platforms

Depending on application, a process technology can be used in more than one product platform. ALCVD, for example, is enabled on both ASMI’s single wafer and batch product platforms. This gives us the ability to provide a single wafer tool for a certain application when short development cycle times are needed initially, then switch to a batch tool for efficiencies in high volume production, sometimes using the same chemistry. Process technologies that are intended for use across multiple product platforms are called a process technology platform. The technologies in a process technology platform share a common knowledge base and patent portfolio.

ALCVD: Atomic Layer Deposition and Plasma Enhanced Atomic Layer Deposition

ALCVD is one of the newest technologies to deposit ultra-thin films of exceptional flatness and uniformity. This technology was brought into ASMI in 1999 with the acquisition of ASM Microchemistry, who first developed the thermal ALD technology. PEALD is an extension of this original ALD technology that uses plasma, which was brought into ASMI in 2001 through a partnership with Genitech and a subsequent acquisition in 2004. Collectively ASM refers to it these two technologies as its ALCVD process technology platform. The current process development effort is focused mainly on providing new, higher quality, dielectric materials with higher throughput. Several dielectric processes are released on our Polygon, Eagle and Advance 400 product platforms. A relatively smaller effort is directed towards the process development for conductors. A TiN (a special high temperature resistant conductor) process is released on our Advance 400 product platform. We have hundreds of issued patents that relate to this process technology platform. In addition, ALCVD, Atomic Layer CVD, and PEALD are our trademarks. We expect that the trends of continued scaling, and evolution towards three dimensional device structures plays into the strength of our ALCVD process technology.

CVD and LPCVD: novel chemistries and New Technology

On our CVD process technology platform we have developed processes with new chemistries (under the trademark Silcore) that enable the deposition of silicon and silicon containing materials at low temperatures. Collectively the necessary system hardware and software is called New Technology (“NT”). Processes are released on our Epsilon product platform for non-selective epitaxy and single wafer LPCVD, and on our Advance 400 product platform for silicon nitride spacer applications. We are continuing to develop potential applications of NT with our supplier partner Voltaix, and our research partner IMEC. Our strategy for the CVD process technology platform as a whole is to continue to qualify new chemistries developed by, and with, our chemical suppliers for all of our product platforms, in advance of the development of our customers’ needs. We have about 10 issued patents related to special LPCVD process chemistries, including NT.

Back-end Segment Products

The following table lists our principal products for back-end market, the main technologies that they enable, and the semiconductor device manufacturing application for which the products are used.

Product Platform [1]	ASMI Process Technology	Products [1]	Currently participates in the Manufacturing Solution for [2]:
			High Speed Logic	Memory	Discretes (LED, Power)	SIP	Image Sensors	COB	Smart Card	RFID Tags	RF/ AMS

Die Bonding Products	Die Bonding	AD898/8912 epoxy/eutectic, SD890 soft solder, IS898 glass attach Systems	✓	✓	✓	✓	✓	✓	✓	✓	✓

Die Sorting Products	Die Sorting	WP808A WLP sorting Systems, WS896, AS896A, MS899 die sorting Systems			✓			✓

AD9xxx Series	Flip Chip Bonding	AD900, AD900TS AD9012, AD9012TS flip chip bonding Systems			✓			✓			✓

Eagle60 Series	Thermosonic Wire Bonding	Eagle60AP TS and TwinEagle and Harrier dual head Wirebonders Hummingbird stud bumping Systems	✓	✓	✓	✓	✓	✓	✓	✓	✓

AB5xx Series	Ultrasonic Wedge Bonding	AB520, AB530, AB559A			✓			✓

Encapsulation Products	Encapsulation	IDEALmold and Osprey transfer molding Systems, DS898, DS500 dike-and-fill Systems	✓	✓	✓	✓			✓		✓

Post Encapsula-lation Products	Ball Placement, Testing and Marking, Trim and Form, Singulation, Binning	MP209, BG289, FT2030, CS8000, BP2000	✓	✓	✓	✓	✓		✓	✓	✓

(1)	Eagle60, Harrier, Hummingbird, IDEALmold, Osprey, and TwinEagle are used, registered, or pending ASM Pacific Technology trademarks.
(2)	A checkmark in the boxes under the manufacturing application indicates one or more systems sold to a customer.

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

Packaged device performance is continually pushed to higher levels. In critical applications, devices are increasingly utilizing flip chip interconnect methods to provide higher levels of electrical performance. Our flip chip platform provides high speed flip chip die bonding for IC applications. Variations of this platform have evolved to provide for the use of ultrasonics, heat force or the combination of these to affect the process. There continues to be a very large market in which the die and wafer sizes are relatively small, under 30 mils square. A mil is 1/1000 of an inch. Many of these devices are attached directly to printed circuit boards (Chip on Board, “COB”) or very large arrays. Therefore, many different handling methods are required. We have several systems addressing the various form factors represented in the market.

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

Wire Bonding Products

The Eagle60 gold wire bonder was introduced in 2002. This was the successor to our award-winning AB339 Eagle generation bonder. Platform evolution continued with the deployment of the Eagle60 and Eagle60 AP gold wire bonders. Both of these platforms continued to extend the productivity of the process as well as exceed the industry roadmaps for required bond pad pitch. Additional features on the Eagle60 AP allow it to deal with the complex wire geometries and extreme height variations that are prevalent in the stacked die packages being built today. The productivity envelope was enlarged with the introduction of our latest dual head platform, the TwinEagle. This tool provides all the capabilities of our standard Eagle60 but with a much smaller footprint. We also extended our product portfolio in the wedge bonder area with newer, faster, more flexible systems to address the consumer products market that focuses on cost effective solutions. The expansion of the flip chip process has also provided us with opportunities to expand on our wire bonder technology to provide platforms capable of applying gold or copper stud bumps on wafers up to 300mm in diameter.

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

We own and license patents that cover some of the key technologies, features and operations of our major front-end products and are registered in the principal countries where semiconductor devices or equipment are manufactured or sold. The acquisitions of NuTool and Genitech in 2004 resulted in an expansion of our patent portfolio in the areas of ECD, ECMD, ECMP, ALD, PEALD and metal organic CVD. In December 2006, we sold substantially all of the ASM NuTool patent portfolio to a third party, with granting of a license to ASM in the field of packaging technology. The following table shows the number of patents for which we made an initial filing during the indicated year and the number of patents in force by us at the end of the indicated year.

Segment	For year:	2002	2003	2004	2005	2006 [1]
Front-end	Initial patent filings	96	93	112	107	94
	Issued patents at year end	367	453	638	768	722

Back-end	Initial patent filings	12	31	25	18	25
	Issued patents at year end	16	33	77	112	186

(1)	The 2006 numbers exclude the ASM NuTool patents that were sold in December 2006. Included in this sale were 6 initial patent filings and 133 issued patents.

We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and some chemicals used to deposit insulating layers for PECVD. We pay Applied Materials a royalty on sales of equipment that use the patented technology. A number of the licensed patents have already expired. The remaining royalty bearing patents expire at various times through 2012. Upon expiration of the patents, the technology may be used royalty-free by the public, including us.

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

In the back-end market, companies generally compete based on their cumulative expertise in applying well known technologies to improve productivity and cost-efficiency. As a result, we have historically filed fewer patents related to our back-end operations. Due to increasing pressure on new technology development in the back-end market, and the increasing fractional value of the package in the device, we expect the back-end patent intensity to increase over the following years. Wherever deemed necessary, ASM Pacific Technology will file for protection of its innovations.

Trademarks

ASM, the ASM International logo, A600 UHV, Advance, Aurora, Carbonspeed, Coppermine, Dragon, Eagle, Epsilon, Levitor, Polygon, Pulsar, Rapidfire, and Silcore are our registered trademarks. A400, A412, A4ALD, ALCVD, Atomic Layer CVD, CarbonPLUS, Eagle TRIDENT, EmerALD, New Technology, PEALD, Pore Builder, SiGePLUS, SmartBatch, Stellar and Superfill CVD are our trademarks, and The Process of Innovation is our service mark.

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

Our net research and development expenses were € 80.8 million, € 89.9 million and € 88.1 million in 2004, 2005 and 2006, respectively. We expect to continue investing significant resources in research and development in order to enhance our product offerings. Our research and development activities are chiefly conducted in the principal semiconductor markets of the world, which enables us to draw on innovative and technical capabilities on an international basis. Each geographic center provides expertise for specific products and/or technologies. This approach, combined with the interactions between the individual centers, permits efficient allocation of technical resources and customer interaction during development.

SEGMENT	LOCATION	NUMBER OF R&D EMPLOYEES AS OF DECEMBER 31, 2006, EXCLUSIVE OF TEMPORARY WORKERS
Front-end	Almere and Bilthoven, the Netherlands	59
	Leuven, Belgium	26
	Espoo, Finland	7
	Phoenix, Arizona, United States	128
	Daedeoggu Daejon, South Korea	29
	Tama, Japan	78
	Mainz, Germany	12
Back-end	Hong Kong, the People’s Republic of China	351
	Singapore	268
Total		958

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

We participate also in publicly funded programs, mainly in Europe, to develop the production technology for semiconductor devices with line widths of 45 and 32nm and below. Among our current cooperative efforts are projects awarded under the Information Society Technologies (IST) sixth framework program. We participate in several roadmap discussions for the follow-on seventh framework program. We are a partner in several developmental programs in the Eureka initiative by MEDEA+, Micro Electronics Development for European Applications. At the end of 2006, we participate in a MEDEA+ program with the Crolles alliance, an R&D alliance between STMicroelectronics, Freescale and Philips, targeting a multitude of process solutions for the 45nm generation. We are also involved with our strategic partner, Soitec, in a MEDEA+ program for the development of strained SOI, a next generation advanced starting material. Mr. Arthur H. del Prado, our President and Chief Executive Officer, is a member of the board of MEDEA+.

As part of these projects, we may sell our equipment to customers who will use grants or research loans to acquire these products or we may receive grants or research loans directly. We have received such loans in the past from the government of the Netherlands, of which € 3.1 million was outstanding at December 31, 2006, including accrued interest. These loans have to be repaid only from the sales proceeds, during an agreed upon time period, of the products developed with this assistance at repayment rates of up to 100% of the amounts of the loans. This amount has not been recognized as a liability in the Consolidated Balance Sheet since we have not recognized sales of products to which the loan is related.

In October 2004, we commenced a strategic partnership with the Interuniversity MicroElectronics Center (IMEC) in Belgium for their 300mm 45nm and 32nm FEOL technology development program. ASMI’s Epsilon, Advance 400 Series, Levitor and Polygon based products are involved in this partnership. In September 2005 we complemented this FEOL partnership with a partnership in BEOL for advanced on-chip interconnect which will utilize ASMI’s Eagle based products. IMEC has attracted most of the top ten integrated device manufacturers to participate in their development programs, usually with on-site personnel. This gives ASMI the opportunity to work in these programs together with multiple customers and IMEC on a single site. In addition, we can investigate, both jointly and independently, the integration of individual process steps in process modules and electrically active devices. Some of these partnerships are scheduled to extend until the middle of 2010, while others are scheduled to extend until the end of 2007 and 2008. ASM has been partnering with IMEC since 1990.

Manufacturing and Suppliers

Our manufacturing operations consist of the fabrication and assembly of various critical components, product assembly, quality control and testing.

In the second half of 2004, in order to reduce manufacturing costs in our front-end operations we established FEMS, a manufacturing facility in Singapore, to manufacture certain generic subsystems and subassemblies for our Vertical Furnaces that we previously outsourced. At the end of 2006, most generic subassemblies for 300mm Vertical Furnaces and 200mm Epitaxy systems were manufactured in this facility, as well as a number of generic subassemblies for the 200mm Vertical Furnaces. We also work closely with our suppliers to achieve mutual cost reduction through joint design efforts.

Our back-end operations are vertically integrated to insure quality production of component parts where the quality of subassemblers does not otherwise meet our standards. The manufacturing activities in Hong Kong and Singapore consist primarily of assembling and testing components and subassemblies manufactured at our main manufacturing facilities in the People's Republic of China and Malaysia.

Marketing and Sales

We market and sell our products with the objective of developing and maintaining an ongoing, highly interactive service and support relationship with our customers. Our marketing strategy includes advertising and participating in various industry trade shows. We provide prospective customers with extensive process and product data, provide opportunities for tests on demonstration equipment and, if required, install evaluation equipment at the customer's site. Once equipment has been installed, we support our customers with, among other things, extensive training, on-site service, spare parts and process support. All of this is further supported by in-house development to enhance the productive life of existing equipment. We make hardware improvements available in the form of retrofit kits as well as joint development of new applications with our customers. We encourage our engineers to submit technical papers to relevant magazines and to give lectures in symposia.

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

To execute the sales and service functions, we have established a direct, integrated sales force for front-end products reporting on a geographical basis to the managers in charge of Europe, North America, South Korea, Taiwan, People’s Republic of China, Southeast Asia and Japan. At the end of 2006, our front-end segment had 160 employees fully dedicated to sales and marketing, representing 8.6% of total front-end segment staff. Dedicated support and sales forces are maintained for our various geographic units, enabling us to serve our global customers with an equally global organization. Each of our geographic front-end units is responsible for sales of all of our front-end products in its region. We believe the integration of our sales force promotes cross selling of front-end products.

In addition to the sales activities undertaken at the principal offices of our various manufacturing units, we have sales offices located in Europe (in the United Kingdom, France, Ireland, Italy and Germany), in the United States (in California, Texas and Pennsylvania), in Israel, and in Japan (in Tokyo and Osaka).

We use independent sales agents in Malaysia and Taiwan for front-end products.

Sales of back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in the People’s Republic of China, Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in South Korea and some parts of the United States. At the end of 2006, there were 270 staff members employed in sales and marketing of back-end products, representing 3.0% of total back-end staff.

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

Our largest customer accounted for approximately 10.9%, 17.2% and 11.4% of our net sales in 2004, 2005 and 2006, respectively. Our ten largest customers accounted for approximately 36.5%, 43.7% and 33.9% of our net sales in 2004, 2005 and 2006, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer's budget for capital expenditures, timing of new fabrication facilities and new product introductions.

The following table shows the distribution of net sales, by segment and geographic destination of the product:

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2006	Front-end	46.7%	S.E. Asia	13.8%	48.3%
			Europe	10.3%	1.4%
	Back-end	53.3%	United States	16.0%	2.3%
			Japan	6.6%	1.3%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2005	Front-end	49.4%	S.E. Asia	10.7%	40.7%
			Europe	13.4%	1.5%
	Back-end	50.6%	United States	18.4%	2.1%
			Japan	6.9%	6.3%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2004	Front-end	47.1%	S.E. Asia	10.7%	48.3%
			Europe	9.1%	0.9%
	Back-end	52.9%	United States	17.1%	2.8%
			Japan	10.2%	0.9%

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time in order to optimize the use of the equipment for the customer’s specific processes. For our front-end operations, where the availability of field support is particularly important for a sale, there are approximately 600 support staff employees, or 32.3% of total front-end segment staff at December 31, 2006.

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

C. Organizational structure.

The following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries as of March 5, 2007:

SUBSIDIARY NAME AND LOCATION	COUNTRY OF INCORPORATION	PERCENTAGE OWNED BY ASM INTERNATIONAL N.V.

ASM Europe B.V. Almere, the Netherlands	The Netherlands	100%

ASM America, Inc. Phoenix, Arizona, United States	United States	100%

ASM Japan K.K. Tama, Japan	Japan	100%

ASM Front-End Manufacturing Singapore Pte. Ltd., Singapore	Singapore	100%

ASM Pacific Technology Ltd. Hong Kong, the People’s Republic of China	Cayman Islands	53.35%

D. Property, plant and equipment.

To develop and manufacture products to local specifications and to market and service products more effectively in the worldwide semiconductor market, our front-end facilities are located in the Netherlands, the United States, Japan and Singapore and our back-end facilities are located in Hong Kong, the People's Republic of China, Singapore and Malaysia. Our principal facilities are summarized below:

SEGMENT	LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE
	Bilthoven, the Netherlands [1]	Executive offices of ASMI	11,000
	Tama and Nagaoka, Japan	Wafer processing equipment manufacturing, marketing, research and offices	360,000
	Phoenix, Arizona, United States	Wafer processing equipment manufacturing, marketing, research and offices	180,000
Front-end	Almere, the Netherlands	Wafer processing equipment manufacturing, marketing, research and offices	158,000
	Singapore	Wafer processing equipment manufacturing and offices	169,000
	Daedeoggu Daejon, South Korea	Wafer processing equipment manufacturing, marketing, research and offices	26,000
	Espoo, Finland	Wafer processing equipment research and offices	5,000
	Hong Kong, People’s Republic of China	Semiconductor assembly and encapsulation equipment manufacturing, marketing, research and offices	221,000
	Shenzhen, People’s Republic of China	Semiconductor assembly equipment parts and modules manufacturing, leadframe manufacturing and offices	1,185,000
Back-end	Singapore	Semiconductor assembly equipment and etched leadframe manufacturing, marketing, research and offices	333,000
	Johor Bahru, Malaysia	Semiconductor assembly equipment parts and modules manufacturing and offices	312,000

(1)	There is approximately 170,000 square feet of vacant space being held for sale after the relocation of manufacturing, marketing and research activities to our Almere facility in early 2004.

Our principal facilities in the Netherlands, the United States, Finland, Hong Kong, the People’s Republic of China, Singapore and Malaysia are subject to leases expiring at various times from 2007 to 2029. Some facilities we own are subject to mortgages. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles packages and tests the dies in order to create semiconductor devices. We conduct our front-end business, which accounted for 46.7% of our net sales in 2006, through our principal facilities in the Netherlands, the United States, Japan and Singapore. We conduct our back-end business, which accounted for 53.3% of our net sales in 2006, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and

Malaysia. Our back-end operations are conducted through our 53.35% majority-owned subsidiary, ASM Pacific Technology.

We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. In the period 2001 - 2003, the semiconductor industry experienced a severe cyclical downturn characterized by overcapacity and reduced demand for products, lower average selling prices across certain product lines, reduced investments in semiconductor capital equipment and other factors, all of which led to lower sales and earnings for our business, in particular for capacity-driven purchases.

To improve our margins in our front-end segment, we established a manufacturing facility in Singapore to manufacture certain generic subsystems and subassemblies for our Vertical Furnaces that we previously outsourced. This facility was launched in the third quarter of 2004 and is expected to further improve cost-effectiveness, strengthen our gross profit margin and mitigate the impact of foreign currency transaction results. At the end of 2006, most generic subassemblies for 300mm Vertical Furnaces and 200mm Epitaxy systems were manufactured in this facility, as well as a number of generic subassemblies for the 200mm Vertical Furnaces. We intend eventually to manufacture generic systems and parts for all of our front-end products in our manufacturing base in Singapore.

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

Sales

Our front-end sales are concentrated in the United States, Europe, Japan and Southeast Asia and our back-end sales are concentrated in Southeast Asia.

The following table shows the geographic distribution of our front-end and back-end sales for the years 2004, 2005 and 2006:

	Year ended December 31,
(amounts in millions)	2004		2005		2006
Front-end:
United States	€128.6	36.2%	€133.1	37.2%	€139.7	34.1%
Europe	68.4	19.3	96.7	27.0	90.0	22.0
Taiwan	52.0	14.6	58.7	16.4	84.7	20.8
Japan	77.8	21.9	50.2	14.0	58.0	14.2
Other	28.7	8.0	19.2	5.4	37.0	8.9

	€355.5	100.0%	€357.9	100.0%	€409.4	100.0%
Back-end:
People’s Republic of China	€77.3	19.4%	€80.4	21.9%	€116.9	25.0%
Taiwan	88.6	22.2	77.0	21.0	96.2	20.6
Malaysia	56.2	14.1	46.2	12.6	72.0	15.4
Hong Kong	29.3	7.3	26.6	7.3	39.7	8.5
Thailand	29.2	7.3	25.6	7.0	31.4	6.7
Philippines	34.9	8.8	26.5	7.2	25.6	5.5
South Korea	23.2	5.8	33.5	9.1	24.0	5.1
United States	21.3	5.4	15.0	4.1	20.0	4.3
Singapore	20.6	5.3	15.6	4.2	13.1	2.8
Other	18.1	4.4	20.4	5.6	29.2	6.1

	€398.7	100.0%	€366.8	100.0%	€468.1	100.0%

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

A substantial portion of our front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing complete fabrication equipment. As a result our front-end sales tend to be uneven across customers and financial periods. Sales to our ten largest front-end customers accounted for 57.3%, 67.6% and 60.5% of front-end net sales in 2004, 2005 and 2006, respectively. The composition of our ten largest front-end customers changes from year to year. The largest front-end customer accounted for 23.0%, 32.9% and 22.7% of front-end net sales in 2004, 2005 and 2006, respectively.

Back-end sales per customer tend to be more level over time than front-end sales, because back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest back-end customers accounted for 39.5%, 40.0% and 28.2% of back-end net sales in 2004, 2005 and 2006, respectively. Because our back-end customers’ needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the front-end. Our largest back-end customer accounted for 10.3%, 7.9% and 4.4% of back-end net sales in 2004, 2005 and 2006, respectively.

Research and Development

We continue to invest in research and development at a high level. As part of our research and development activities, we are engaged in various development programs with customers and research institutes that allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. Research and development costs are expensed as incurred. We charge to cost of sales the costs relating to prototype and experimental models, which we may subsequently sell to customers.

For a further discussion of research and development expenses see Item 4.B “Business Overview—Research and Development” and “Results of Operations,” below.

Our research and development operations in the Netherlands, Germany and the United States receive research and development grants and credits from various sources. The research and development grant received from governmental sources in the Netherlands is contingently repayable to the extent we recognize sales of products to which the credit is related within an agreed upon time period. We do not recognize a liability on our Consolidated Balance Sheet in respect of this credit until we recognize sales of products to which the credit is related, within the agreed upon time period and is then charged to cost of sales when such sales are recorded. The repayment amounts to 4.0% of the realized sales of these products. Interest on the contingent repayments is accrued at an interest rate of 6.05% per annum. The contingent repayment, including accrued interest, was € 3.2 million at December 31, 2005 and € 3.1 million at December 31, 2006. This amount has not been recognized as a liability in the Consolidated Balance Sheet since we have not recognized sales of products to which the credit is related. In 2004, 2005 and 2006 we accounted for repayments with respect to these credits of € 0.3 million, € 0.2 million and € 0.2 million respectively.

Discontinued Operations

Due to continued negative cash flows and the expected future returns on the invested capital employed, we decided in 2005 to reduce our 100% subsidiary ASM NuTool to a small operation, focusing on process and intellectual property development with the intention of licensing these technologies in the future. In December 2006, we sold substantially all of the ASM NuTool patent portfolio to a third party. This caused ASM NuTool to be accounted for retroactively as discontinued operations in our Consolidated Financial Statements, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” See Note 2 to our Consolidated Financial Statements, which is incorporated herein by reference.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). We apply the going concern basis in preparing our Consolidated Financial Statements. Historical cost is used as the measurement basis unless otherwise indicated. The preparation of these Consolidated Financial Statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition. We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectibility is reasonably assured.

Our revenue includes revenue from contractual arrangements consisting of multiple deliverables, such as equipment and installation. The revenue from the undelivered element of the arrangement is deferred at fair value until delivery of the element.

In general, we recognize revenue from sales of equipment upon shipment of equipment, only if testing at the factory has proven that the equipment has met substantially all of the customer’s criteria and specifications. The outcome of the test is signed-off by the customer (“factory acceptance”). Instead of signing-off, the customer may choose to provide a waiver, e.g. with respect to repeat orders.

We recognize revenue from installation of equipment upon completion of installation at the customer’s site. At the time of shipment, we defer that portion of the sales price related to the fair value of installation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. Installation is completed when testing at the customer’s site has proven that the equipment has met all of the customer’s criteria and specifications. The completion of installation is signed-off by the customer (“final acceptance”). At December 31, 2005 and December 31, 2006 we have deferred revenues from fair value of installations in the amount of € 9.9 million and € 13.7 million respectively.

Our sales frequently involve complex equipment, which may include customer-specific criteria, sales to new customers or equipment with new technology. For each sale, the decision whether to recognize revenue is, in addition to shipment and factory acceptance, based on the contractual agreement with a customer, the experience with a particular customer, the technology and the number of similarly configured equipment previously delivered. Instead of recognizing revenue, we could decide to defer revenue recognition until completion of installation at the customer’s site and obtaining final acceptance from the customer. At December 31, 2005 we had no deferred revenue from sales of equipment. At December 31, 2006 we have deferred revenues from sales of equipment in the amount € 1.5 million.

We provide training and technical support service to customers. Revenue related to such services is recognized when the service is rendered. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

Valuation of Goodwill. We perform an annual impairment test at December 31 of each year or if events or changes in circumstances indicate that the carrying amount of goodwill exceeds its fair value. Our impairment test and the determination of the fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. For the year ended December 31, 2004 we did not record an impairment charge as a result of our tests performed. For the years ended December 31, 2005 and December 31, 2006, we recorded impairment charges of € 31.0 million and € 11.4 million with respect to goodwill resulting from the acquisition of ASM NuTool. The calculation of the fair value involves certain management judgments and was based on our best estimates and projections at the time of our review, and the value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our result of operations at that time.

Valuation of Long-Lived Assets. Long-lived assets and certain recognized intangible assets (except those not being amortized) are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. In 2004 we did not record an impairment charge. In 2005 we recorded an impairment charge of € 5.4 million related to the reduction of ASM NuTool and the consolidation of platforms used in our Capacitor Product group. In 2006 we recorded an impairment charge of € 0.3 million related to the discontinuation of ASM NuTool. Our cash flow estimates used include certain management judgments and were based on our best estimates and projections at the time of our review, and may be different if other assumptions are used. In future periods, however, we may be required to record impairment losses, which may significantly affect our results of operations at that time.

Valuation of Inventory. Inventories are valued at the lower of cost or market value. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. In the year ended December 31, 2006 we have charged € 7.7 million to cost of sales as a result of our analysis of the value of inventory. At December 31, 2006 our valuation allowance for inventory obsolescence and lower market value amounted to € 28.1 million, which is 12.5% of our total inventory. If circumstances related to our inventories change, our estimate of the values of inventories could materially change. At December 31, 2006, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of € 22.5 million.

Warranty. We provide maintenance on our systems during the warranty period, usually one to two years. The estimated costs of warranty include the cost of labor, material and related overhead necessary to repair a system during the warranty period. The estimated costs are accrued for in a provision for warranty upon recognition of the system sale and are estimated based on historical warranty costs incurred and estimated future warranty costs related to current sales. We update these estimated warranty costs periodically. Actual warranty costs are charged against the warranty provision. The actual warranty costs may differ from estimated warranty costs, as a result of which we adjust our provision for warranty accordingly. Future warranty costs may exceed our estimates, which could result in an increase of our cost of sales.

Income Taxes. We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. We have established a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will not be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2006, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of € 104 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2006 is not realizable, this would result in an additional valuation allowance and an income tax expense of € 0.5 million.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax issue is highly judgmental. Tax contingencies mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered, tax deductible costs and personnel related taxes. In December 2006, the Hong Kong Inland Revenue Department has issued an enquiry letter to the Company’s subsidiary ASMPT with an attempt to investigate the ASMPT Group’s tax affairs and other details. Settlement of tax uncertainties in a manner inconsistent with the Company’s expectations could have a material impact on the Company’s earnings, financial position and cash flows.

Results of Operations

The following table shows certain Consolidated Statement of Operations data as a percentage of net sales for our front-end and back-end segments for the years 2004, 2005 and 2006:

	Year ended December 31,
	Front-end			Back-end			Total
	2004	2005	2006	2004	2005	2006	2004	2005	2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(70.7)	(74.9)	68.8	(55.4)	(54.9)	(54.9)	(62.6)	(64.8)	(61.4)
Gross profit	29.3	25.1	31.2	44.6	45.1	45.1	37.4	35.2	38.6

Selling, general and administrative expenses	(16.8)	(15.9)	(16.4)	(11.6)	(11.2)	(11.4)	(14.1)	(13.5)	(13.8)
Research and development expenses	(15.0)	(17.9)	(14.3)	(6.8)	(7.0)	(6.3)	(10.6)	(12.4)	(10.0)
Amortization of other intangible assets	(0.1)	(0.2)	(0.2)	—	—	—	(0.1)	(0.1)	(0.1)

Earnings (loss) from continuing operations	(2.6)	(8.9)	0.3	26.2	26.9	27.4	12.6	9.2	14.7
Net interest expense	(3.1)	(3.3)	(2.2)	0.2	0.4	0.7	(1.4)	(1.4)	(0.7)
Foreign currency transaction losses	—	—	(0.3)	—	(0.1)	—	—	—	(0.1)

Earnings (loss) from continuing operations before income taxes and minority interest	(5.7)	(12.2)	(2.2)	26.4	27.2	28.1	11.2	7.8	13.9
Income tax benefit (expense)	(1.2)	(0.3)	(0.2)	(1.6)	(1.6)	(2.8)	(1.4)	(1.0)	(1.6)

Earnings (loss) from continuing operations before minority interest	(6.9)	(12.5)	(2.4)	24.8	25.6	25.3	9.8	6.8	12.3
Minority interest	—	—	—	(11.4)	(11.8)	(11.7)	(6.0)	(6.0)	(6.2)
Gain on dilution of investment in subsidiary	0.7	0.8	0.3	—	—	—	0.4	0.4	0.1

Net earnings (loss) from continuing operations	(6.2)	(11.7)	(2.1)	13.4	13.8	13.6	4.2	1.2	6.2

Loss from discontinued operations before income taxes	(2.1)	(13.5)	(5.0)	—	—	—	(1.0)	(6.6)	2.3
Income tax benefit (expense)	—	(0.2)	—	—	—	—	—	(0.1)	—

Net loss from discontinued operations	(2.1)	(13.7)	(5.0)	—	—	—	(1.0)	(6.7)	2.3

Net earnings (loss)	(8.3)%	(25.4)%	(7.1)%	13.4%	13.8%	13.6%	3.2%	(5.5)%	3.9

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales The following table shows net sales of our front-end and back-end segments and the percentage change between the years 2005 and 2006:

(euro million)	2005	2006	% Change
Front-end	357.9	409.4	14%
Back-end	366.8	468.1	28%

Total net sales	724.7	877.5	21%

In 2006, net sales of wafer processing equipment (front-end segment) represented 46.7% of total net sales. Net sales of assembly and packaging equipment and materials (back-end segment) represented 53.3% of total net sales in 2006.

In the second half of 2006, net sales in the front-end segment increased by 3% compared to the first half of 2006, while net sales in the back-end segment for the second half of 2006 decreased 4% compared to the first half of 2006. In total, net sales decreased by 1% compared to the first half of 2006.

The weakening of the US dollar and US dollar related currencies against the euro in 2006 as compared to 2005 impacted sales negatively by 0.4%.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for front-end and back-end segments and the percentage point increase or decrease in gross profit as a percentage of net sales between the years 2005 and 2006:

(euro million)	€ 2005	€ 2006	% 2005	% 2006	Increase or (decrease) percentage points
Front-end	89.8	127.8	25.1%	31.2%	6.1
Back-end	165.6	211.0	45.2%	45.1%	(0.1)

Total gross profit	255.4	338.8	35.2%	38.6%	3.4

The gross profit margin of our front-end segment increased steadily in 2006. Increased manufacturing of generic subassemblies and components by ASM Front-End Manufacturing Singapore (“FEMS”) contributed to this development. At the end of 2006, most generic subassemblies for 300mm Vertical Furnaces and 200mm Epitaxy systems were manufactured in this facility, as well as a number of generic subassemblies for the 200mm Vertical Furnaces. FEMS is expected to further lower our manufacturing costs and mitigate the impact of foreign currency transaction results on our margins. Focus on other cost reduction programs as well as the growing maturity and sales volume of our Vertical Furnace product group contributed positively to the increased gross profit margin in our Front-end segment. The gross profit margin of our front-end segment in 2005 included one-time charges of € 2.6 million related to the consolidation of platforms used in our Capacitor Product group, which impacted the gross profit margin by 0.7 percentage points.

Although the gross profit margin of our back-end segment decreased 2.6% in the second half of 2006 as compared to the first half of 2006 due in part to higher copper prices, the gross profit margin in 2006 remained at a level similar to 2005.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our front-end and back-end segments and the percentage change between the years 2005 and 2006:

(euro million)	2005	2006	% Change
Front-end	57.1	67.3	18%
Back-end	41.0	53.4	30%

Total selling, general and administrative expenses	98.1	120.7	23%

The increase from 2005 is, besides general price increases, due to increased sales and marketing activity, demo activity, increased expenditures in preparing to meet the requirements under section 404 of the Sarbanes-Oxley Act, and corporate expenses related to discussions with shareholders. In addition, the adoption of Statement of Financial Accounting Standards No. 123R “Share-Based Payment,” effective January 1, 2006, required us to recognize costs of employee stock options of € 1.4 million.

As a percentage of net sales, selling, general and administrative expenses were 14%, both in 2006 and 2005.

Research and Development Expenses. The following table shows research and development expenses for our front-end and back-end segments and the percentage change between the years 2005 and 2006:

(euro million)	2005	2006	% Change
Front-end	63.9	58.6	(8)%
Back-end	25.9	29.5	14%

Total research and development expenses	89.8	88.1	(2)%

The decrease in the front-end segment was the result of increased focus in the research and development project portfolio. The year 2005 included one-time charges of € 4.4 million related to the consolidation of platforms used in our Capacitor Product group.

The increase in the back-end segment was the result of increased research and development activities supporting more value-innovative products.

As a percentage of net sales, research and development expenses decreased from 12% for the year 2005 to 10% in 2006.

Earnings from Operations amounted to earnings of € 129.5 million in 2006 compared to earnings of € 66.9 million in 2005. The increase is mainly caused by higher sales levels and gross profit margin, only partially offset by increased operating expenses. Earnings from operations in 2005 included one-time charges of € 7.0 million related to the consolidation of platforms used in our Capacitor Product group.

Net Interest Expense amounted to € 5.8 million in 2006 compared to € 10.4 million in 2005. Net interest expenses decreased due to less debt, the repayment of US$ 94.3 million in convertible subordinated notes in November 2005 and more favorable interest income resulting from increased interest rates.

Income Tax Expense amounted to € 14.1 million in 2006 compared to € 6.7 million in 2005. The increase is mainly caused by increased earnings from operations.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales. The following table shows our net sales for our front-end and back-end segments and the percentage change between the years 2004 and 2005:

	Year ended December 31,
(euro millions)	2004	2005	% Change
Front-end	355.6	357.9	1.0%
Back-end	398.6	366.8	(8.0)%

Total net sales	754.2	724.7	(3.9)%

In 2005, net sales of wafer processing equipment (front-end segment) represented 49.4% of total net sales. Net sales of assembly and packaging equipment and materials (back-end segment) represented 50.6% of total net sales in 2005.

Due to strong sales from our front-end segment in the fourth quarter of 2005, the sales level of 2005 ended 1.0% above the sales level of our front-end segment of 2004.

In the back-end segment sales levels increased quarter over quarter in 2005 after a weak second half of 2004.

In the second half of 2005, net sales in the front-end segment increased by 6.4% compared to the first half of 2005, while net sales in the back-end segment for the second half of 2005 increased 53.7% compared to the first half of 2005.

Consolidated sales levels expressed in euro were slightly negatively impacted by the strengthened euro against the US dollar and US dollar related currencies. The decline in exchange rates impacted our full year sales negatively by 0.3%.

Front-end net sales of spare parts and installation and other services increased 3.3% and 21.7% respectively, as compared to 2004. These increases were partly offset by a decrease in net sales of equipment by 2.7%, as compared to 2004. Sales of spare parts and installation and other services represent 26.6% of front-end sales in 2005 and are expected to increase as our installed base further increases.

Back-end net sales of equipment decreased 12.3% as compared to 2004. These sales represent 81.0% of back-end sales in 2005. Revenues from leadframe production increased in 2005 by 16% as compared to 2004.

Gross Profit. The following table shows our gross profit margin for our front-end and back-end segments and the percentage increase or decrease for the year 2004 to 2005:

	Year ended December 31,
	2004	2005	Percentage point change
Front-end	29.2%	25.1%	(4.1)
Back-end	44.6%	45.2%	0.6

Total gross profit	37.4%	35.2%	(2.2)

The gross profit margin of our front-end segment in 2005 decreased as a result of changes in the product mix and impairment and restructuring charges. Increased sales of 300mm systems have negatively impacted the gross profit margin. Impairment charges recorded in our front-end segment in 2005, as a result of the consolidation of platforms used in our Capacitor Product group, had a negative impact on the gross profit margin of 0.4 percentage points.

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

Selling, General and Administrative Expenses. The following table shows our selling, general and administrative expenses for our front-end and back-end segments and the percentage change for the year 2004 to 2005:

(euro millions)	Year ended December 31,
	2004	2005	% Change
Front-end	59.8	57.1	(4.5)%
Back-end	45.9	41.0	(10.6)%

Total selling, general and administrative expenses	105.7	98.1	(7.2)%

Selling, general and administrative expenses in our front-end segment continue to be stable as a result of our focus on cost control.

The decrease in selling, general and administrative expenses in the back-end segment is mainly the result of lower sales volumes.

As a percentage of net sales, selling, general and administrative expenses decreased from 14.0% for the year 2004 to 13.5% in 2005.

Research and Development Expenses. The following table shows our research and development expenses for our front-end and back-end segments and the percentage change for the year 2004 to 2005:

(euro millions)	Year ended December 31,
	2004	2005	% Change
Front-end	53.5	63.9	19.4%
Back-end	27.3	25.9	(5.0)%

Total research and development expenses	80.8	89.8	11.2%

The increase of research and development expenses in our front-end segment is the result of impairment and restructuring charges, increased research and development activities, the inclusion of the operations of our subsidiary ASM Genitech, which was acquired in August 2004, and the full consolidation of the operations of our subsidiary NanoPhotonics as of January 1, 2005. Impairment charges of € 4.4 million, as a result of the consolidation of platforms used in our Capacitor Product group, have been recorded in research and development expenses of our front-end segment in 2005.

As a percentage of net sales, research and development expenses increased from 10.7% for the year 2004 to 12.4% in 2005.

Amortization of Other Intangible Assets. Amortization of Other Intangible Assets was € 0.6 million in 2005, compared to € 0.3 million in 2004. The amortization mainly relates to the amortization of other intangible assets from the acquisition of Genitech.

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

Net Loss from Discontinued Operations. The net loss from discontinued operations amounts to € 49.1 million compared to € 7.3 million in 2004. As a result of the discontinuation of ASM NuTool in 2006, income and expenses of ASM NuTool have been accounted for as discontinued operations under US GAAP in our Consolidated Financial Statements. The increase is primarily the result of the impairment of goodwill of € 31.0 million recorded in 2005.

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

The following table shows our level of new orders during the year and our backlog at the end of the year for our front-end and back-end segments and the percentage change for the year 2005 to 2006:

(euro millions)	2005	2006	% Change
Front-end:
New orders for the year	352.4	429.5	22%
Backlog at the end of the year	135.4	155.5	15%
Back-end:
New orders for the year	407.4	460.4	13%
Backlog at the end of the year	86.5	78.8	(9)%
Total
New orders for the year	759.8	889.9	17%
Backlog at the end of the year	221.9	234.3	6%

For the full year 2006, the ratio of new orders divided by net sales (book-to-bill ratio) was 1.01, compared to 1.05 for the full year 2005.

The backlog of € 234.3 million as of December 31, 2006 is 5.6% higher than the backlog of € 221.9 million as of December 31, 2005.

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

At December 31, 2006, our principal sources of liquidity consisted of € 193.9 million in cash and cash equivalents and € 104.5 million in undrawn bank lines. Approximately € 89.3 million of the cash and cash equivalents and € 28.3 million of the undrawn bank lines are restricted to use in the back-end operations and € 25.9 million in undrawn bank lines are restricted to use in the front-end operations in Japan. We believe that our cash on hand of € 193.9 million at the end of 2006 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next 12 months.

For the year 2006, net cash provided by operations was € 143.8 million as compared to € 50.7 million for 2005. These developments resulted from improved net earnings and decreased working capital.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from € 236.0 million at December 31, 2005 to € 227.1 million at December 31, 2006. The decrease is primarily the result of increased focus on working capital management, and partially offset by increased sales and manufacturing levels. The number of outstanding days of working capital, measured based on annual sales, decreased from 119 days at December 31, 2005 to 94 days at December 31, 2006.

As of December 31, 2006 we have entered into purchase commitments with suppliers for delivery in 2007 in the amount of € 96.0 million and for delivery in 2008 in the amount of € 1.2 million.

Our capital expenditures decreased from € 44.6 million in 2005 to € 40.1 million in 2006. We expect capital expenditures to be between € 30 million and € 40 million in 2007. Our capital expenditure commitments at December 31, 2006 were € 8.9 million.

Net cash used in financing activities for 2006 was € 41.8 million. During that period, we received € 1.1 million in additional short term bank facilities, repaid € 6.3 million of long-term debt, received € 2.7 million in new long-term debt and received € 11.8 million from the issuance of common shares. In 2006, ASM Pacific Technology paid € 51.1 million in dividends to its minority shareholders. In 2005 net cash used in financing activities was € 109.7 million. During that period, we repaid the remaining balance of US$ 94.3 million of our 5% convertible subordinated notes due on November 15, 2005, repaid € 2.3 million in short term bank facilities, repaid € 7.8 million of long-term debt, received proceeds of € 13.3 million in new long-term debt and received € 0.7 million from the issuance of common shares. In 2005, ASM Pacific Technology paid € 31.7 million in dividends to its minority shareholders.

We financed the operations of our front-end segment from operating cash flows, from dividends received from ASM Pacific Technology, and from borrowings. We support borrowings of our front-end subsidiaries with guarantees. Net cash used in front-end operating activities were € 5.1 million in 2006.

We historically relied on dividends from ASMPT for a portion of our cash flow for use in our front-end operations. Cash dividends received from ASMPT during 2004, 2005 and 2006 were € 40.4 million, € 37.0 million and € 59.0 million, respectively. In November 2006, we announced our commitment that for at least the next three years we would not use these cash dividends to support our front-end business, but instead would use such dividends to retire outstanding convertible debt, purchase our common shares, pay cash dividends on our common shares or, in the event of dilution resulting from the exercise of employee stock options in ASM Pacific Technology, purchase shares of ASM Pacific Technology to maintain our percentage ownership at its current level. We will determine at the relevant time which combination of uses of the ASM Pacific Technology dividends is the most appropriate for us and our shareholders. See Item 8. “Financial Information—Dividend Policy.”

Our back-end segment, which is conducted through ASM Pacific Technology, our 53.35%-owned subsidiary, is entirely self-financed by ASM Pacific Technology. However, the cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end segment due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASM Pacific Technology common shares are listed.

Although three of the ten directors of ASM Pacific Technology are affiliates of ASM International, ASM Pacific Technology is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASM Pacific Technology at the end of 2006 was approximately € 876.8 million, which is lower than the market value at the end of 2005, which was approximately € 991.9 million.

Contractual Obligations, Contingent Liabilities and Commitments

The following table summarizes our contractual obligations as at December 31, 2006 aggregated by type of contractual obligation:

Contractual obligations (euro millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	20.1	20.1	—	—	—
Long-term debt [1,2]	27.8	7.9	16.2	3.7	—
Convertible subordinated debt [1]	218.6	8.4	16.8	193.4	—
Operating leases	28.4	7.9	11.6	4.6	4.3
Purchase obligations:
Purchase commitments to suppliers	97.2	96.0	1.2	—	—
Capital expenditure commitments	8.9	8.9	—	—	—

Total contractual obligations	401.0	149.2	45.8	201.7	4.3

(1)	Including interest expense.
(2)	Capital lease obligations of € 1.5 million are included in long-term debt.

For a further discussion of our contractual obligations for notes payable to banks, long-term debt, convertible subordinated debt and commitments and contingencies see Notes 10, 13, 14, and 17 to our Consolidated Financial Statements, which are incorporated herein by reference.

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

At December 31, 2006 we had contingent payables of € 3.1 million, including accrued interest, related to research and development grants received. The grants received are repayable only to the extent we recognize sales of products to which the grants related within an agreed upon time period.

New Accounting Pronouncements

For information regarding new accounting pronouncements, see Note 1 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The names of the current members of our Supervisory Board and Management Board and the years of their birth are as follows:

Name	Year of Birth	Position
Paul C. van den Hoek [2]	1939	Chairman of the Supervisory Board (Expiring 2009)
Eric A. van Amerongen [2]	1953	Member of the Supervisory Board (Expiring 2010)
Leon P.E.M. van den Boom [1]	1952	Member of the Supervisory Board (Expiring 2009)
Berend C. Brix [1]	1949	Member of the Supervisory Board (Expiring 2010)
Johan M.R. Danneels [2]	1949	Member of the Supervisory Board (Expiring 2008)
Heinrich W. Kreutzer [1]	1949	Member of the Supervisory Board (Expiring 2010)
Arthur H. del Prado	1931	Chairman of the Management Board, President and Chief Executive Officer
W.K. Lee	1954	Member of the Management Board of the Company and Chief Executive Officer of ASM Pacific Technology Ltd.
Charles D. (Chuck) del Prado	1961	Member of the Management Board and President and General Manager of ASM America
A. (Naud) J.M. van der Ven	1959	Member of the Management Board and Chief Financial Officer
J. (Han) F.M. Westendorp	1956	Member of the Management Board and Chief Operating Officer front-end operations

(1)	Member of Audit Committee
(2)	Member of Nomination, Selection and Remuneration Committee

Paul. C. van den Hoek became a member of the Supervisory Board in March 1981 and is currently Chairman of the Supervisory Board. Mr. van den Hoek is a partner in the European law firm of Stibbe, which is our general legal counsel, and has been with Stibbe since 1965. Mr. van den Hoek also serves on the board of directors of various European companies. At December 31, 2006, Mr. van den Hoek owned 300,000 of our common shares. Mr. van den Hoek holds a Master’s Degree in law from the University of Amsterdam, the Netherlands.

Eric A. van Amerongen was elected a member of the Supervisory Board in May 2002 and is currently Vice-Chairman of the Supervisory Board. Mr. van Amerongen served as Chief Executive Officer of Koninklijke Swets & Zeitlinger and later as member of its Supervisory Board. Prior to that, he was active for over 10 years in the position of Group Director of Thomson-CSF (France), Chief Executive Officer of Hollandse Signaal Apparaten B.V. and President and Chief Executive Officer Europe, Middle East and Africa for Lucent Technologies. Mr. van Amerongen also serves on the boards of directors of various European companies.

Leon P.E.M. van den Boom was elected a member of the Supervisory Board in May 2005. Mr. van den Boom is a managing partner of Park Corporate Finance B.V., and before that he worked for, among others, Catalyst Advisors B.V., as a senior partner from 2004 to 2005, NIB Capital Bank N.V., as a member of the executive committee from 2000 to 2002 and as the Managing Director at the Van den Boom Groep from 1989 to 2000. Mr. van den Boom serves on the board of directors of various companies. Mr. van den Boom holds a degree in Business Administration from Rijksuniversiteit Groningen, the Netherlands and a degree in Accountancy from the Vrije Universiteit, Amsterdam, the Netherlands.

Berend C. Brix was elected a member of the Supervisory Board in May 2006. He is a partner in Lesuut Finance B.V. since October 2003. Prior to that, he was appointed as a member of the Management Board of Volmac Software Group N.V. in 1990, which company was renamed Cap Gemini N.V. in 1993, and as Chairman of the Management Board in 1998. In June 2003, Mr. Brix became a member of the Supervisory Board of Getronics N.V. and has been Vice-Chairman of the Supervisory Board since January 2004. He is also Chairman of Getronics N.V.’s Audit Committee. In addition, he is a non-executive director of Computer Patent Annuities Holdings Limited, a member of its Remuneration Committee and Nominations Committee, a member of the Supervisory Board of ANP Holding B.V. (Netherlands National News Agency), a member of its Financial Committee, and a member of the Supervisory Board of Koninklijke Swets & Zeitlinger Holding N.V. Mr. Brix holds a degree in Business Administration from Erasmus University, Rotterdam, the Netherlands.

Johan M.R. Danneels was elected a member of the Supervisory Board in May 2000. Mr. Danneels served most recently as Group Vice President of STMicroelectronics. Prior to that, he was Director of

Industrial Coordination at Alcatel Corporate and Chief Executive Officer of Alcatel Microelectronics, where he spent most of his career. In January 2005 Mr. Danneels founded Essensium N.V., a spin-off from IMEC, where he serves as Chief Executive Officer. Mr. Danneels holds a Ph.D. from the University of Leuven, Belgium and a MBA degree from Boston University, Brussels, Belgium.

Heinrich W. Kreutzer was elected a member of the Supervisory Board in November 2006. Mr. Kreutzer is ‘Diplom-Ingenieur’ and ‘Diplom-Ökonom’. He studied at the Technical University of Berlin and the University of Hagen. He worked at several companies, including General Telephone & Electronics in Waltham, USA, and Alcatel in Stuttgart, Germany. From 1999 to 2003, Mr. Kreutzer was a member of the Management Board, and was the Chief Operating Officer and Chief Technology Officer of Alcatel SEL AG. From 2004 to April 2006, he was Managing Director of Kabel Deutschland GmbH in Munich, Germany. Mr. Kreutzer is currently a member of the Board of Directors of Micronas Semiconductor AG in Zurich, Switzerland and Chairman of the Supervisory Board of Micronas Semiconductor GmbH in Freiburg, Germany.

Arthur H. del Prado, our founder, has served as a member of the Management Board, President and Chief Executive Officer since our formation in 1968. Mr. del Prado is also a founder of ASM Lithography N.V. through a joint venture with Philips Electronics N.V. He serves as a Director of MEDEA+, and previously served for many years as a Director of its predecessor, JESSI. Mr. del Prado also serves on the board of directors of various European companies. Mr. del Prado is the parent of Mr. Chuck del Prado.

W.K. Lee became a member of the Management Board of the Company and Chief Executive Officer of ASM Pacific Technology Ltd. effective January 1, 2007 and has been General Manager Southern Region of ASM Pacific Technology since 1990. He has been employed by ASM Pacific Technology for over 25 years. Prior to becoming in 1990 General Manager of ASM Pacific Technology’s activities in Singapore, Mr. W.K. Lee was involved in product development. Mr. W.K. Lee studied at the Chinese University of Hong Kong (Bachelor of Science and Master of Philosophy in Electronics) and has a Master Degree in Business Administration from the National University of Singapore.

Charles D. (Chuck) del Prado became a member of the Management Board in May 2006. He is President and General Manager of ASM America since 1 February 2003. In March 2001, he was appointed Director Marketing, Sales & Service of ASM Europe. From February 1996 to 2001, he held various management positions at ASM Lithography in manufacturing and sales in Taiwan and in the Netherlands. Mr. del Prado worked at IBM Nederland N.V. from 1989 to 1996 in several marketing and sales positions. Mr. del Prado received a Master of Science degree in Industrial Engineering and Technology Management from the University of Twente, the Netherlands. Mr. del Prado is the son of Mr. Arthur del Prado.

A. (Naud) J.M. van der Ven became Chief Financial Officer and a member of the Management Board in June 2005. Prior to his joining ASM International, Mr. van der Ven was Chief Financial Officer and Member of the Executive Board of Novamedia Holding B.V. from 2001 to 2004 and of Vedior N.V. from 1997 to 2000. He was Chief Financial Officer of Axxicon Group N.V. from 1991 to 1997 and started his career at McKinsey & Company in 1985. Mr. van der Ven holds a MBA degree from the University of Chicago, United States, and a law degree from the University of Leiden, the Netherlands.

J. (Han) F.M. Westendorp became a member of the Management Board in May 2006. He is Chief Operating Officer front-end operations of ASM International since February 2003. He was appointed General Manager of ASM Europe in July 1999. Mr. Westendorp held various management positions at Tokyo Electron Massachusetts from 1991 to mid-1999, most recently as General Manager. Prior to that, he worked on developing ion implant technology at ASM International. Mr. Westendorp has a doctorate in physics and mathematics from the University of Utrecht, the Netherlands.

B. Compensation.

Compensation of members of the Management Board is determined by the Supervisory Board. Currently, members of our Management Board are Arthur H. del Prado, W.K. Lee, Charles D. (Chuck) del Prado, A. (Naud) J.M. van der Ven, and J. (Han) F.M. Westendorp.

The following table sets forth as to all current and former members of our Supervisory Board and Management Board information concerning all remuneration from us (including our subsidiaries) for services in all capacities during the year ended December 31, 2006:

Annual Compensation For The Year Ended December 31, 2006

	Annual Compensation [1]			Long-Term Compensation		All Other Compensation [1]
Name	Base Compensation	Bonus	Other [2]	Number of Securities Underlying Options Granted
Paul C. van den Hoek	54	—	—	—		—

Eric A. van Amerongen	35	—	—	—		—

Leon P.E.M. van den Boom	31	—	—	—		—

Berend C. Brix [3]	15	—	—	—		—

Johan M.R. Danneels	29	—	—	—		—

Jean den Hoed [4]	16	—	—	—		—

Heinrich W. Kreutzer [5]	3	—	—	—		—

Arthur H. del Prado	583	—	—	100,856		—

Patrick Lam See-Pong	644	666	78	—	[6]	208	[7]

W.K. Lee [8]	196	106	12	—	[8]	—

Charles D. (Chuck) del Prado [9]	258	—	12	35,680		—

A. (Naud) J.M. van der Ven	275	—	18	35,680		—

J. (Han) F.M. Westendorp [9]	314	27	18	98,816		—

(1)	In thousands of euros.
(2)	Other annual compensation includes pension expenses.
(3)	For the period May 18, 2006 through December 31, 2006.
(4)	For the period January 1, 2006 through July 31, 2006.
(5)	For the period November 27, 2006 through December 31, 2006.
(6)	In his former capacity of Chief Executive Officer of ASM Pacific Technology, Mr. P. Lam See Pong was granted 180,000 shares in the share capital of ASM Pacific Technology under the Employee Share Incentive Scheme of ASM Pacific Technology.
(7)	Includes retirement compensation.
(8)	Mr. W.K. Lee was appointed member of the Management Board effectively January 1, 2007. All remuneration reported for Mr. W.K. Lee relates to the compensation he received in his former capacity as General Manager Southern Region of ASM Pacific Technology. Mr. W.K. Lee was granted 65,000 shares in the share capital of ASM Pacific Technology under the Employee Share Incentive Scheme of ASM Pacific Technology.
(9)	Appointed member of the Management Board effectively May 18, 2006, compensation for serving in all capacities during the year ended December 31, 2006.

We have granted stock options to certain key employees. For information regarding such options see Note 16 to our Consolidated Financial Statements, which is incorporated herein by reference.

Options to purchase an aggregate of 328,532 common shares are held by members of our Management Board at December 31, 2006. As of February 23, 2007, options to acquire 328,532 common shares were held by members of our Management Board at exercise prices of US$ 11.35 and ranging from € 11.18 – € 15.40, with expiration dates from March 16, 2007 to May 19, 2014.

For further information regarding remuneration of members of our Management Board, see our Remuneration Policy, which is posted on our website.

C. Board practices.

Under Netherlands law, Supervisory Board members have the duty to supervise and advise the Management Board members. Persons nominated by the Supervisory Board to be appointed by the shareholders to the Supervisory Board are elected if they receive a majority of the votes cast at a meeting of shareholders. Nominees to the Supervisory Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at a meeting, which affirmative votes represent more than half our issued capital. A resolution to remove a member of the Supervisory Board, other than in accordance with a proposal of the Supervisory Board, shall require the affirmative vote of a majority of the votes cast, which affirmative votes represent more than half our issued capital. The Supervisory Board members serve a four year term. The Supervisory Board members may be re-elected twice.

The Management Board is entrusted with our management under the supervision of the Supervisory Board and has the general authority to enter into binding agreements with third parties. Persons nominated by the Supervisory Board to be appointed by the shareholders to the Management Board are elected if they receive a majority of the votes cast at a meeting of shareholders. Nominees to the Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at a meeting, if such affirmative votes represent more than half our issued capital. A Management Board member may at any time be suspended by the Supervisory Board. A Management Board member may, in accordance with a proposal of the Supervisory Board, be dismissed by the General Meeting of Shareholders with a majority of the votes cast. A resolution to suspend or to dismiss a member of the Management Board, other than in accordance with a proposal of the Supervisory Board, shall require the affirmative vote of a majority of the votes cast at a meeting, which affirmative votes represent more than half our issued capital. There is no statutory term of office for Management Board members.

The Audit Committee has a supervisory task with regard to monitoring the integrity of our financial reports and risk management. The Audit Committee consists of Mr. van den Boom (Chairman), Mr. Brix and Mr. Kreutzer. The Audit Committee supervises the activities of the Management Board with respect to:

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

D. Employees.

As of December 31, 2006, we had 10,868 employees, including 958 employees primarily involved in research and development activities, 431 in marketing and sales, 1,114 in customer service, 540 in finance and administration, and 7,825 in manufacturing.

The following table lists the total number of our employees and the number of our employees in our front-end and back-end business at the dates indicated, exclusive of temporary workers:

Geographic Location	December 31, 2004			December 31, 2005			December 31, 2006
	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total
Europe
The Netherlands	313	12	325	327	12	339	326	10	336
Other European countries	157	10	167	166	10	176	179	11	190
United States	584	9	593	617	12	629	641	11	652
Japan	266	20	286	279	18	297	284	19	303
Southeast Asia	172	6,717	6,889	302	7,708	8,010	430	8,957	9,387

Total	1,492	6,768	8,260	1,691	7,760	9,451	1,860	9,008	10,868

Our Netherlands operation, which employs 336 persons, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good.

E. Share ownership.

Information with respect to shares and options held by members of our Supervisory Board and Management Board is included in Item 7, “Major Shareholders and Related Party Transactions” and Notes 25 and 26 to our Consolidated Financial Statements, which are incorporated herein by reference. With the exception of Arthur del Prado and Chuck del Prado, as of February 23, 2007, none of the members of our Supervisory Board or Management Board owned beneficially more than 1% of our outstanding common shares.

We maintain various stock option plans for the benefit of our employees. For information about our stock option plans, see Note 16 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the ownership of our common shares as of February 23, 2007 by each beneficial owner of more than 5% of our common shares and by all of the members of our Supervisory Board and Management Board as a group:

	Number of Shares	Percent [1]
Arthur H. del Prado [2]	11,476,878	21.3

Hermes Focus Asset Management Europe Ltd [3]	5,361,484	10.0

Fursa Alternative Strategies LLC [4]	4,472,033	8.3

All members of Supervisory Board and Management Board as a group [2]	11,915,823	22.1

(1)	Calculated on the basis of 53,873,124 Common Shares outstanding as of February 23, 2007, and without regard to options.
(2)	Includes 7,692,039 common shares owned by Stichting Administratiekantoor ASMI, a trust controlled by Arthur H. del Prado, of which 713,000 common shares are beneficially owned by Chuck D. del Prado.
(3)	Derived from Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions 2006 filed January 4, 2007 with the Netherlands Authority for the Financial Markets by BriTel Fund Trustees Limited.
(4)	Derived from Schedule 13D/A filed December 19, 2006 with the SEC. Includes options to purchase 359,700 Common Shares.

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

According to SEC filings, FMR Corp. reduced its shareholdings of 6,903,843 of our common shares (of which 5,796,031 were beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FRM Corp.) at February 10, 2006 to 1,931,934 at February 14, 2007 (all of which are beneficially owned by Fidelity Management & Research Company).

On May 28, 1997, we entered into an agreement with Stichting Continuïteit ASM International, or Stichting, pursuant to which Stichting was granted an option to acquire up to that number of our preferred shares that has a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise. Stichting is a non-membership organization organized under Netherlands law. The objective of Stichting is, amongst others, to acquire, to own and vote our preferred shares in order to maintain our independence and/or continuity and/or identity in case of a takeover attempt. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interests. Euronext Amsterdam requires that a majority of the board members of Stichting be unrelated to us. As of December 31, 2006, the members of the board of Stichting are:

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

Of our 53,873,124 outstanding common Shares at February 23, 2007, 9,064,039 are registered with us in the Netherlands, 35,158,389 shares are registered with a transfer agent in the Netherlands, ABN AMRO Bank N.V., and 9,650,696 are registered with a transfer agent in the United States, Citibank, N.A., New York. Our common shares registered with Citibank, N.A., New York are listed on the NASDAQ Global Select Market under the symbol “ASMI.” As of February 23, 2007 there were approximately 235 record holders in the United States. The common shares registered with ABN AMRO Bank N.V., are in bearer form and are traded on Euronext Amsterdam under the symbol “ASM.”

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

Consolidated financial statements

See Item 18. “Financial Statements”.

Legal proceedings

See Item 4.B. “Business Overview” and Note 18 to our Consolidated Financial Statements, which is incorporated herein by reference.

Dividend policy

We have not paid dividends in any prior year.

We believe that future dividends received from ASM Pacific Technology, our 53% owned subsidiary (“ASMPT”), are no longer required for investment in our front-end business. The front-end business is now considered financially independent based on the positive momentum in the front-end business and our confidence in its future performance.

In November 2006, we announced a flexible stance with respect to our utilization of dividends received from ASMPT. For dividends received in the years 2007 through at least 2009, we intend to use ASMPT dividends for one or more of the following:

•	reduction in our outstanding convertible debt,

•	repurchase of our shares,

•	payment of cash dividends to our common shareholders,

•	purchase of ASMPT shares to maintain our ownership at the November 2006 level.

In order to maximize shareholder value and strengthen our financial position, our Supervisory and Managing Boards have a preference at this time to employ the ASMPT dividends to: (i) repurchase a portion of our outstanding convertible debt, (ii) buy back common shares, and/or (iii) purchase additional ASMPT shares. Therefore, we do not intend to pay cash dividends in the near future. We will determine the specific application of the ASMPT dividends as and when the dividends are received.

B. Significant changes

No significant changes have occurred since the date of our Consolidated Financial Statements.

Item 9. The Offer and Listing

A. Offer and listing details.

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Global Select Market and the high and low closing prices as reported on Euronext Amsterdam:

Price Range of Common Shares

	NASDAQ Closing Prices		Euronext Closing Prices
	High	Low	High	Low
Annual Information
2002	$28.34	$6.50	€31.90	€7.00
2003	20.40	9.71	17.05	8.78
2004	27.61	12.80	22.10	10.47
2005	19.15	12.83	14.50	10.37
2006	21.34	13.72	16.97	10.95

Quarterly Information
2005:
First Quarter	$19.15	$15.09	€14.50	€11.63
Second Quarter	16.59	13.34	13.67	10.37
Third Quarter	17.58	13.80	14.21	11.44
Fourth Quarter	16.91	12.83	14.21	10.57

2006:
First Quarter	$20.37	$16.48	€16.80	€13.46
Second Quarter	20.95	14.93	16.97	11.88
Third Quarter	18.51	13.72	14.58	10.95
Fourth Quarter	21.34	17.63	16.44	13.91

Monthly Information
September 2006	$18.51	$17.27	€14.58	€13.51
October 2006	18.53	17.63	14.70	13.91
November 2006	21.34	18.67	16.44	14.73
December 2006	21.26	20.55	16.07	15.51
January 2007	23.19	20.94	17.65	16.00
February 2007	24.00	22.72	18.12	17.38
March 2007 [1]	22.42	21.60	17.10	16.63

(1)	Through March 5, 2007

B. Plan of distribution.

Not applicable.

C. Markets.

Our common shares are listed on the NASDAQ Global Select Market under the symbol “ASMI” and listed on Euronext Amsterdam under the symbol “ASM.”

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

The information required by Item 10.B. is included in Exhibit 1.1 to this Form 20-F.

C. Material contracts.

None.

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

E. Taxation.

Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders

The statements below briefly summarize the current Dutch tax laws, based on the laws as in force at January 1, 2007. The description is limited to the tax implications for shareholders who neither are nor are deemed to be a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to holders of special classes of shares and should not be interpreted as extending by implication to matters not specifically referred to in this document. As to individual tax consequences, shareholders are advised to consult their own tax advisors.

Withholding Tax

Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 15%. The expression “dividends distributed” includes, among other things:

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

Under the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “US Tax Treaty”) currently in effect, dividends we pay to a corporate holder of our common shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes but who is a resident of the United States as defined in the U.S. Tax Treaty may be eligible for a reduction of the 15% Netherlands withholding tax. In the case of certain U.S. corporate shareholders owning at least 10% of ASM International voting power, the Netherlands withholding tax may be reduced to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. A full exemption of Netherlands withholding tax is applicable for a U.S. corporate shareholder owning at least 80% of voting power in the Company for a period of at least twelve months prior to the distribution, provided that this shareholder meets specific tests of the limitation of benefits clause of the U.S. Tax Treaty. The U.S. Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 15% and are required to file an application for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may not claim the benefits of the U.S. Tax Treaty unless:

•	the holder is a resident of the United States as defined therein; and

•	the holder's entitlement to such benefits is not limited by the provisions of Article 26 (“limitation on benefits”) of the U.S. Tax Treaty.

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

Recently enacted U.S. tax legislation has extended the reduced 15% maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2010, so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a “qualified foreign corporation” if (I) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (II) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. We believe that we are, and will continue to be, a “qualified foreign corporation.” Individual U.S. Holders should consult their tax advisors regarding the impact of distributions paid with respect to their shares of our common stock in light of their particular situations.

Foreign Tax Credit

Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 15% (see “Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders—Withholding Tax”). Subject to certain conditions and limitations set forth in Sections 901 and 904 of the Internal Revenue Code, including certain holding period requirements, foreign tax withheld or paid with respect to dividends on common shares generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for the amount of withheld foreign taxes, but only for a year for which the U.S. Holder elects to do so with respect to all foreign income taxes. Under current Dutch law, we may be permitted, under limited circumstances, to retain a portion of Netherlands taxes we withhold from dividends paid to our shareholders, rather than pay that portion of the withheld taxes to the taxing authorities in the Netherlands (see “Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders—Withholding Tax”). This amount generally may not exceed 3% of the total dividend distributed by us. If we retain a portion of the Netherlands withholding taxes, the retained amount in all likelihood will not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide U.S. Holders with information concerning the extent to which we retain any Netherlands taxes on dividends paid to U.S. Holders.

The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. For this purpose, dividends distributed by us generally will be “passive income,” or, in the case of certain U.S. Holders, “financial services income.” To the extent such dividends on common shares are treated as capital gains, such gain would be U.S. source. Accordingly, a U.S. Holder would not be able to use the foreign tax credit arising from any Netherlands withholding taxes imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Recent legislation will significantly modify the foreign tax credit rules discussed above. Effective for tax years beginning after December 31, 2006, there will be only two specific classes of income for purposes of calculating foreign tax credit limitations (a passive category and a general category). Other income that would have been included in one of the current categories will be included in one of these two categories.

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

We file annual and special reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, registration statements and other information regarding issuers that file electronically with the SEC, including ASM International.

I. Subsidiary information.

Not Applicable.

Variation in Practices Required by NASDAQ Marketplace Rules.

Because we are a Netherlands public limited liability company, with principal executive offices outside of the U.S., some of our corporate practices vary from those required by the NASDAQ Marketplace Rules, as follows:

(i) Marketplace Rule 4350(f): Quorum

Pursuant to Dutch corporate law (section 2:120 sub 2 Dutch Civil Code) the validity of a resolution by the general meeting of shareholders does not depend on the proportion of the capital or shareholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company otherwise provide. It is the generally accepted business practice for Dutch companies not to provide for a quorum requirement in their articles, and there is no contrary requirement in the Dutch securities laws or under the rules of Euronext Amsterdam. Accordingly, our Articles of Association do not provide for a quorum, and provide that a resolution of the general or any extraordinary meeting of shareholders will be adopted upon the favorable vote of a majority of the votes cast at the meeting, except in the case of the shareholder appointment of persons to, or dismissal of persons from, our Supervisory Board and Management Board not proposed by our Supervisory Board, which require the affirmative vote of a majority of the votes cast at an annual or extraordinary shareholders meeting, which affirmative votes represent more than half our issued capital. To this extent, our practice varies from the requirement of Marketplace Rule 4350(f), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

(ii) Marketplace Rule 4350(g): Proxies

The solicitation of proxies and the distribution of proxy statements for meetings of shareholders are not required under European law, the Dutch Civil Code, the Dutch securities laws or by the rules of Euronext Amsterdam. It is still business practice for Dutch companies not to solicit proxies or distribute proxy statements in respect of European shareholders. In part this is because a substantial portion of shares held by these shareholders are held in bearer form. This is the case for our common shares traded on Euronext Amsterdam and, accordingly, it is impractical to solicit proxies as to these shares. As a result, our practice in respect of the holders of shares other than our common shares listed on the NASDAQ Global Select Market varies from that required by Marketplace Rule 4350(g), which provides that issuers shall solicit proxies and provide proxy statements for all meetings of shareholders.

As to our common shares listed on the NASDAQ Global Select Market, which we refer to as New York registry shares, we prepare a proxy statement and solicit proxies from the holders of such shares since there are procedures in place under the Securities Exchange Act of 1934, as amended, for soliciting proxies from beneficial owners. Our practice in this regard, however, differs from the typical practice of U.S. corporate issuers in that the advance record date for determining the holders of record entitled to attend and vote at our shareholder meetings may not be more than 30 days prior to the meeting under applicable Dutch corporate law (section 2:119 sub 2 of Dutch Civil Code). As an administrative necessity, we establish a mailing record date in advance of each meeting of shareholders for purposes of determining the shareholders to which the proxy statement and form of proxy will be sent. However, only shareholders of record on the specified record date are entitled to attend and vote, directly or by proxy, at the meeting.

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

Similar to our approach with respect to the solicitation of proxies and distribution of proxy statements, we deliver our annual report to each shareholder that holds our New York registry shares along with our proxy statement. We do not, however, distribute our annual report to holders of our bearer shares, which are traded on Euronext Amsterdam. In accordance with our Articles of Association and Dutch corporate law, we make our annual report available at our corporate head office in the Netherlands (and at the offices of our Netherlands listing agent as stated in the convening notice for the meeting). In addition, we post a copy of our annual report on our website (www.asm.com).

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, most notably fluctuations of the U.S. dollar, the Hong Kong dollar, the Chinese yuan, and the Japanese yen against the euro. We report our operating results and financial position in euros, while foreign affiliates report their operating results and financial position in their respective functional currencies. To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. For the year ended December 31, 2005, we recorded a favorable movement of € 23.6 million. For the year ended December 31, 2006, we recorded an unfavorable movement of € 12.2 million. See Note 15 to our Consolidated Financial Statements, which is incorporated herein by reference.

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

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. All hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders' Equity, and is reclassified into earnings when the hedged transaction affects earnings. An amount of approximately € 0.1 million included in other comprehensive income at December 31, 2006 will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency transaction gains (losses) on the Statement of Operations.

Furthermore, we continue to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and non-derivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. Foreign currency receivables and payables are recorded at the exchange rate on the balance sheet date and gains and losses as a result of changes in foreign currency exchange rates are recorded in earnings under net interest and other financial income (expenses) on the Statement of Operations. The operations of our subsidiaries are generally financed with debt issued in the currency of the country in which each subsidiary is located in an effort to limit our foreign currency exposure.

The following table summarizes our financial instruments as of December 31, 2006 and analyzes the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market foreign currency exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the euro from their levels as of December 31 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro. The selection of 10% favorable or unfavorable change in foreign currency exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such an event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be possible that all of the foreign currency exchange rates to which we are exposed would simultaneously change by more than 10%, we find it meaningful to “stress test” our exposure under this 10% fluctuation scenario and other hypothetical adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

						Sensitivity analysis
	Currency and notional amount			Carrying amount	Fair value	Favorable change of 10%	Unfavorable change of 10%
	(in millions)			(in millions of euro)
As of December 31, 2006:
Notes payable to banks, due within twelve months		yen	2,810.0	18.0	18.0	16.2	19.8
	SG$ HK$		2.0 7.2	1.0 0.7	1.0 0.7	0.9 0.6	1.1 0.8
Long-term debt with maturities:
due from 2007 – 2011 due from 2007 – 2010 due from 2008 – 2011 due from 2007 – 2008 due from 2007	SG$ US$	yen euro KRW	2,980.0 2.9 7.5 950.0 0.2	19.1 2.9 3.7 0.8 0.2	19.1 2.9 3.7 0.8 0.2	17.2 2.9 3.3 0.7 0.2	21.0 2.9 4.1 0.9 0.2

Convertible subordinated debt:
due May 15, 2010 due December 6, 2011	US$ US$		90.0 150.0	68.3 113.9	82.8 132.2	74.5 119.0	91.1 145.4
Foreign exchange contracts:
purchase of currency contracts to be settled within twelve months:	US$		7.5	5.7	5.7	5.1	6.3
sale of currency contracts to be settled within twelve months:	US$		43.1	32.2	32.3	29.0	35.5

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

As our borrowings are primarily in currencies other than the euro, a change in foreign currency exchange rates will have an impact on our net earnings. A hypothetical increase or decrease of 10% in foreign currencies against the euro would result in a € 1.1 million increase or decrease respectively in interest expenses at December 31, 2005 borrowing levels and a € 1.0 million increase or decrease respectively in interest expenses at December 31, 2006 borrowing levels.

Interest risk

Our long-term and convertible subordinated debt borrowings outstanding have fixed interest rates. At December 31, 2005 and 2006 we had € 21.1 million and € 19.7 million, respectively, in other borrowings with variable short-term interest rates outstanding. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. A hypothetical change in the average interest rate by 10% on the portion of our debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2005 and December 31, 2006 borrowing levels.

Credit risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign currency exchange rates. We do not anticipate nonperformance by counterparties. We generally do not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain a policy providing for the diversification of cash and cash equivalent investments and placement of investments in high quality financial institutions to limit the amount of credit risk exposure. A significant percentage of our revenue is derived from a limited number of large customers. Our largest customer accounted for approximately 11.4% of our net sales in 2006 (2005: 17.2%; 2004: 10.9%) and our ten largest customers accounted for approximately 33.9% of our net sales in 2006 (2005: 43.7%; 2004: 36.5%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from us. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which might harm our financial results and financial condition. At December 31, 2006, one customer accounted for 8.8% of the outstanding balance in accounts receivable (2005: 12.4%; 2004: 8.4%).

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

The information required by Item 14 is included in Exhibit 1.1 to this Form 20-F.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that as of December 31, 2006 our disclosure controls and procedures were effective.

(b) Report of Management on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with applicable generally accepted accounting principles. Internal control over financial reporting includes policies and procedures for maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

(c) Changes in Internal Control Over Financial Reporting: There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

All internal control systems no matter how well designed and implemented have inherent limitations. Even systems determined to be effective may not prevent or detect misstatements or fraud and can only provide reasonable assurance with respect to disclosure and financial statement presentation and reporting. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changed conditions and the degree of compliance with the policies or procedures may deteriorate.

Item 16A.	Audit Committee Financial Expert

As recommended by the Sarbanes-Oxley Act and the Dutch Corporate Governance Code, we intend for the Audit Committee to include at least one Financial Expert, who must have in-depth experience and knowledge of financial statements, international accounting principles and internal controls and procedures for financial reporting. The Supervisory Board has concluded that Mr. van den Boom meets these requirements. Our Supervisory Board has determined that Mr. van den Boom is independent under the standards set forth in NASDAQ Marketplace Rules 4200 and 4350(d). For Mr. van den Boom’s experience see Item 6 “Directors, Senior Management and Employees.”

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

For further information, see the Code of Ethics, Whistleblower Policy and other related policies including our Rules Concerning Insider Trading, which are all posted on our website at www.asm.com.

Item 16C.	Principal Accountant Fees and Services

Audit fees.

Deloitte Accountants B.V., its affiliates, and its member firms (“Deloitte”) billed us an aggregate € 1,187,761 and € 1,448,218 for the audit of our Consolidated Financial Statements for the years ended December 31, 2005 and 2006, respectively, and limited reviews of our quarterly financial results. These amounts accounted for 74% and 48% of the total fees billed to us by Deloitte in 2005 and 2006, respectively.

Audit-related fees.

Deloitte billed us an aggregate of € 199,748 and € 1,188,353 for fees for audit related services for the years ended December 31, 2005 and 2006, respectively. The services for the year ended December 31, 2005 consisted mainly of consultations related to Section 404 of the Sarbanes-Oxley Act. The services for the year ended December 31, 2006 consisted of consultations related to Section 404 of the Sarbanes-

Oxley Act. These amounts accounted for 12% and 39% of the total fees billed to us by Deloitte in 2005 and 2006, respectively.

Tax fees.

Deloitte billed us an aggregate of € 213,065 and € 383,276 in 2005 and 2006, respectively, for tax services relating to tax compliance, tax planning and advice. These amounts accounted for 13% and 13% of the total fees billed to us by Deloitte in 2005 and 2006, respectively.

All other fees.

Deloitte billed us an aggregate of € 21,078 and € 27,676 in 2005 and 2006, respectively, for all other services. These amounts accounted for 1% and 1% of the total fees billed to us by Deloitte in 2005 and 2006, respectively.

Audit Committee pre-approval policies.

The Audit Committee has determined that the provision of services by Deloitte described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. All audit and permitted non-audit services provided by Deloitte during 2006 were pre-approved by the Audit Committee.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

See pages F-1 through F-37, which are incorporated herein by reference.

Item 19. Exhibits (*)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English Informal Translation of ASM International N.V.'s Articles of Association, as amended		X

4.1	1994 Stock Option Plan	Exhibit 99.1 to the Registrant's S-8 filed October 25, 1999

4.9	Indenture Agreement dated November 19, 2001 between ASMI International N.V. and Citibank, N.A.	Exhibit 4.17 to the Registrant's Form 20-F/A filed on May 10, 2002

4.10	2001 Stock Option Plan	Exhibit 99.1 to the Registrant's Form S-8 filed on April 30, 2002

4.14	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990	Exhibit 4.14 to the Registrant’s Form 20-F filed on April 17, 2003

4.15	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 22, 1999	Exhibit 4.15 to the Registrant’s Form 20-F filed on April 17, 2003

4.16	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited	Exhibit 4.16 to the Registrant’s Form 20-F filed on April 17, 2003

4.18	Indenture Agreement dated May 6, 2003 between ASM International N.V. and Citibank N.A.	Exhibit 4.18 to the Registrant’s Form F-3 filed on July 25, 2003

4.19	Registration Rights Agreement dated May 6, 2003	Exhibit 4.19 to the Registrant’s Form F-3 filed on July 25, 2003

4.20	Indenture Agreement dated December 6, 2004 for the 4.25 % Convertible Subordinated Notes.	Exhibit 99.1 to the Registrant’s Form 6-K filed on December 9, 2004

4.21	Registration Rights Agreement dated December 6, 2004 for the 4.25 % Convertible Subordinated Notes.	Exhibit 99.2 to the Registrant’s Form 6-K filed on December 9, 2004

4.22	English Translation of Arnold J.M. van der Ven's Employment Agreement	Exhibit 99.1 to the Registrant’s Form 6-K filed on September 29, 2005

4.23	Overview of Remuneration of Members of the Management Board, appointed May 18, 2006		X

4.24	Overview of Remuneration of Mr. W.K. Lee, appointed Member of the Management Board effective January 1, 2007		X

8.1	Subsidiaries		X

10.1	Form of Supervisory Board Member Indemnification Agreement		X

10.2	Form of Management Board Member Indemnification Agreement		X

10.3	Amended and Restated Settlement Agreement dated as of December 16, 1998 by and among ASM International N.V., ASM America, Inc. and Applied Materials, Inc. **		X

12.1	Certification of CEO pursuant to Rule 13a-14(a)		X

12.2	Certification of CFO pursuant to Rule 13a-14(a)		X

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X

15.1	Consent of Independent Registered Public Accounting Firm		X

*	Pursuant to Instruction 2(b)(ii), the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.

**	Redacted version, originally filed as an exhibit to Registrant’s Form 6-K filed February 11, 1999. Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL N.V.

Date: March 16, 2007	/s/ ARTHUR H. DEL PRADO
Arthur H. del Prado Chief Executive Officer

S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

ASM International N.V.

Bilthoven, the Netherlands

We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (collectively, the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 (all expressed in euros). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte Accountants B.V.

Amsterdam, the Netherlands,

March 16, 2007

Consolidated Balance Sheets

		EUR
		December 31,
(thousands except share data)	Note	2005	2006
Assets
Cash and cash equivalents	4	135,000	193,872
Accounts receivable (less allowance for doubtful accounts of € 6,693 and € 5,926)	5	209,314	198,359
Inventories, net	6	189,404	197,089
Income taxes receivable		22	49
Deferred tax assets	21	2,841	3,140
Other current assets		24,232	24,009

Total current assets		560,813	616,518

Debt issuance costs	15	5,430	3,938
Deferred tax assets	21	536	1,052
Other intangible assets, net	7	9,177	4,948
Goodwill, net	8	73,009	54,576
Property, plant and equipment, net	9	163,343	151,265

Total assets		812,308	832,297

Liabilities and Shareholders’ Equity
Notes payable to banks	10	21,061	19,657
Accounts payable		93,669	99,841
Provision for warranty	11	19,389	16,299
Accrued expenses and other	12	73,853	76,221
Income taxes payable		7,965	15,952
Current portion of long-term debt	13	7,150	7,344

Total current liabilities		223,087	235,314

Pension liabilities		1,462	3,490
Deferred tax liabilities	21	311	620
Long-term debt	13	25,741	19,267
Convertible subordinated debt	14	203,448	182,232

Total liabilities		454,049	440,923

Commitments and contingencies	17, 18

Minority interest		119,665	114,916

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 52,678,952 and 53,828,745 shares		2,107	2,153
Financing preferred shares
Authorized 8,000 shares, par value € 40, none issued		—	—
Preferred shares
Authorized 118,000 shares, par value € 40, none issued		—	—
Capital in excess of par value		300,479	316,745
Retained earnings (accumulated deficit)		(15,586)	18,748
Accumulated other comprehensive loss		(48,406)	(61,188)

Total shareholders’ equity	15	238,594	276,458

Total liabilities and shareholders’ equity		812,308	832,297

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		EUR
		Year ended December 31,
(thousands, except per share data)	Note	2004	2005	2006
Net sales	22	754,245	724,698	877,491
Cost of sales		(472,155)	(469,321)	(538,674)

Gross profit	22	282,090	255,377	338,817

Operating expenses:
Selling, general and administrative		(105,682)	(98,073)	(120,654)
Research and development, net	20	(80,751)	(89,829)	(88,130)
Amortization of other intangible assets	7	(303)	(599)	(553)

Total operating expenses		(186,736)	(188,501)	(209,337)

Earnings from operations	22	95,354	66,876	129,480

Interest income		2,223	5,746	5,902
Interest expense		(12,570)	(16,163)	(11,726)
Foreign currency transaction losses, net		(111)	(128)	(1,250)

Earnings from continuing operations before income taxes and minority interest		84,896	56,331	122,406
Income tax expense	21	(10,575)	(6,666)	(14,095)

Earnings from continuing operations before minority interest		74,321	49,665	108,311
Minority interest		(45,608)	(43,558)	(54,882)
Gain on dilution of investment in subsidiary	16	2,656	2,781	1,255

Net earnings from continuing operations		31,369	8,888	54,684

Loss from discontinued operations before income taxes	2	(7,330)	(48,464)	(20,350)
Income tax expense	21	—	(641)	—

Net loss from discontinued operations		(7,330)	(49,105)	(20,350)

Net earnings (loss)		24,039	(40,217)	34,334

Net earnings (loss) per share:	24
Basic net earnings from continuing operations		0.61	0.17	1.02
Basic net loss from discontinued operations		(0.14)	(0.93)	(0.38)
Basic net earnings (loss)		0.47	(0.76)	0.64
Diluted net earnings from continuing operations		0.60	0.17	1.02
Diluted net loss from discontinued operations		(0.14)	(0.93)	(0.38)
Diluted net earnings (loss)		0.46	(0.76)	0.64

Weighted average number of shares used in computing per share amounts (in thousands):
Basic		51,540	52,638	53,403
Diluted		51,858	52,638	53,575

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

		EUR
		Year ended December 31,
(thousands)	Note	2004	2005	2006
Net earnings (loss)		24,039	(40,217)	34,334
Other comprehensive income (loss):
Foreign currency translation effect	15	(14,217)	23,638	(16,998)
Reclassification to Consolidated Statement of Operations of cumulative translation adjustment ASM NuTool	2	—	—	4,832
Unrealized gains (losses) on derivative instruments, net of tax	15	1,543	(2,263)	244

Total other comprehensive income (loss)		(12,674)	21,375	(11,922)

Comprehensive income (loss)		11,365	(18,842)	22,412

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

		EUR
(thousands, except for number of common shares)	Note	Number of common shares	Common shares	Capital in excess of par value	Retained earnings (accumulated deficit)	Accumulated other com- prehensive income (loss)	Total Share- holders’ Equity
Balance January 1, 2004		50,061,647	2,002	259,122	592	(57,107)	204,609

Issuance of common shares:
For stock options	16	146,385	7	1,215	—	—	1,222
Exercise of warrants	15	200,000	8	1,557	—	—	1,565
Acquisition of businesses	8	2,209,920	88	37,726	—	—	37,814
Compensation expense stock options	16	—	—	141	—	—	141
Net earnings		—	—	—	24,039	—	24,039
Other comprehensive loss	15	—	—	—	—	(12,674)	(12,674)

Balance December 31, 2004		52,617,952	2,105	299,761	24,631	(69,781)	256,716

Issuance of common shares:
For stock options	16	61,000	2	718	—	—	720
Net earnings		—	—	—	(40,217)	—	(40,217)
Other comprehensive income	15	—	—	—	—	21,375	21,375

Balance December 31, 2005		52,678,952	2,107	300,479	(15,586)	(48,406)	238,594

Issuance of common shares:
For stock options	16	899,652	36	10,931	—	—	10,967
Settlement agreement with former shareholders NuTool	2	250,141	10	3,914	—	—	3,924
Compensation expense stock options	16	—	—	1,421	—	—	1,421
Net earnings		—	—	—	34,334	—	34,334
Impact of initial adoption of SFAS No. 158	16	—	—	—	—	(860)	(860)
Other comprehensive loss	15	—	—	—	—	(11,922)	(11,922)

Balance December 31, 2006		53,828,745	2,153	316,745	18,748	(61,188)	276,458

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		EUR
		Year ended December 31,
(thousands)	Note	2004	2005	2006
Cash flows from operating activities:
Net earnings (loss)		24,039	(40,217)	34,334
Adjustments to reconcile net earnings (loss) to net cash from operating activities:
Depreciation	9	35,309	36,006	35,067
Amortization of other intangible assets	7	1,389	1,748	2,439
Impairment of property, plant and equipment	9	—	3,308	—
Impairment and disposal of discontinued operations	2	417	33,128	12,841
Amortization of debt issuance costs	14	1,684	1,781	976
Compensation expense employee share incentive scheme	16	4,851	6,242	7,290
Compensation expense employee stock option plan	16	141	66	1,421
Deferred income taxes		(275)	550	(151)
Minority interest		45,608	43,558	54,882
Gain on dilution of investment in subsidiary	16	(2,656)	(2,781)	(1,255)
Increase (decrease) in allowance for doubtful receivables	5	427	345	(169)
Changes in other assets and liabilities:
Accounts receivable		(36,024)	(22,611)	(6,974)
Inventories		(17,200)	(14,537)	(26,095)
Other current assets		(8,047)	1,918	(1,632)
Accounts payable and accrued expenses		14,668	14,657	15,585
Advance payments from customers		(2,234)	(497)	1,403
Deferred revenue		3,773	(4,328)	4,241
Pension liabilities		973	(284)	629
Income taxes		8,046	(7,335)	8,960

Net cash provided by operating activities		74,889	50,717	143,792

Cash flows from investing activities:
Capital expenditures	9	(58,142)	(44,637)	(39,374)
Purchase of intangible assets	7	(776)	(732)	(3,298)
Investments and loan advances		(4,568)	—	—
Acquisition of shares from minority shareholders ASMPT		(4,465)	—	—
Acquisition of business, net of common shares issued and cash acquired	8	(4,452)	(1,101)	(1,162)
Proceeds from sale of intangible assets	2	—	—	11,032
Proceeds from sale of property, plant and equipment		4,743	913	2,750

Net cash used in investing activities		(67,660)	(45,557)	(30,052)

Cash flows from financing activities:
Notes payable to banks, net		(499)	(2,379)	1,052
Proceeds from long-term debt and subordinated debt		112,475	13,347	2,694
Repayments of long-term debt and subordinated debt		(17,167)	(89,620)	(6,282)
Proceeds from issuance of common shares		2,787	654	11,843
Dividends to minority shareholders		(34,412)	(31,713)	(51,125)

Net cash provided by (used in) financing activities		63,184	(109,711)	(41,818)
Foreign currency translation effect		(6,660)	20,932	(13,050)

Net increase (decrease) in cash and cash equivalents		63,753	(83,619)	58,872
Cash and cash equivalents at beginning of year	4	154,866	218,619	135,000

Cash and cash equivalents at end of year	4	218,619	135,000	193,872

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest		9,080	10,295	6,000
Income taxes		3,623	14,093	5,893

Non cash investing and financing activities:
Common shares issued for acquisition of business		37,814	—	—
Capital lease expenditures		—	1,414	—

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Amounts in euro thousands, except per share data and unless otherwise stated

NOTE 1 Summary of Significant Accounting Policies

Basis of Presentation—ASM International N.V. (‘ASMI’ or ‘the Company’) is a Netherlands public liability company domiciled in the Netherlands with its principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. The Company provides production solutions for the main areas of semiconductor production: wafer processing (front-end), assembly and packaging (back-end). The Company follows accounting principles generally accepted in the United States of America and applies the going concern basis in preparing its Consolidated Financial Statements. Historical cost is used as the measurement basis unless otherwise indicated.

Principles of Consolidation—The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries (‘the Company’), where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Foreign Currency Translation—The functional and reporting currency of ASMI is the euro (“EUR”). The financial information for subsidiaries outside the Netherlands is measured using local currencies as the functional currency of that subsidiary. Assets and liabilities of foreign subsidiaries, of which the functional currency is not the euro, are translated into euros at foreign currency exchange rates prevailing at the end of the year. Revenues and costs relating to the operation of such subsidiaries are translated at weighted average foreign currency exchange rates during the year. Resulting translation adjustments are directly recorded in Shareholders’ Equity. Exchange rate differences on translations of other transactions in foreign currencies are reflected in the Consolidated Statement of Operations.

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

ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the Company or one of its subsidiaries conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and cash flows. The terms of currency instruments used for hedging purposes are generally consistent with the timing of the transactions being hedged. The Company does not use derivative financial instruments for trading or speculative purposes. The Company uses derivative financial instruments, such as forward exchange contracts, to hedge foreign currency denominated sales and purchase transactions. As a policy the Company only hedges forecasted foreign currency transactions for which the Company has a firm commitment from a customer or to a supplier. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. Substantially all amounts included in other comprehensive income at December 31, 2006 will be reclassified to earnings within twelve months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency transaction gains (losses) in the Consolidated Statement of Operations.

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

Gains or losses recognized resulting from the ineffectiveness of cash flow and fair value hedges were not material for the years ended December 31, 2005 and 2006.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand, current accounts with banks, and short-term deposits with a maturity of three months or less at the date of purchase.

Accounts Receivable—Accounts receivable are stated at nominal value less an allowance for doubtful accounts.

Inventories—Inventories are stated at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and custom duties, direct wages of employees and charges for material handling.

Property, Plant and Equipment—Property, plant and equipment are carried at cost, less accumulated depreciation. Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the lesser of the estimated useful life of the leasehold improvement or the term of the underlying lease.

Goodwill and Other Intangible Assets—Business combinations are accounted for under the purchase accounting method. As from January 1, 2002, goodwill and other intangible assets with indefinite lives are no longer amortized. Instead, the Company tests its recorded goodwill and other intangible assets with indefinite lives for impairment each year on December 31 or if events or changes in circumstances indicate that the carrying amount exceeds the fair value of the goodwill and other intangible assets with indefinite lives. Other intangible assets with finite lives are amortized over the estimated useful lives using the straight-line method.

Recoverability of Long-Lived Assets—Long-lived assets and other intangible assets (except those not being amortized) to be held and used by the Company are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future undiscounted cash flows expected to result from the use of the asset. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Long-lived assets and other intangibles (except those not being amortized) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition—The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectibility is reasonably assured. The Company’s revenue includes revenue from contractual arrangements consisting of multiple deliverables, such as equipment and installation. The revenue from the undelivered element of the arrangement is deferred at fair value until delivery of the element.

In general, the Company recognizes revenue from sales of equipment upon shipment of equipment, only if testing at the factory has proven that the equipment has met substantially all of the customer’s criteria and specifications. The outcome of the test is signed-off by the customer (“factory acceptance”). Instead of signing-off, the customer may choose to provide a waiver, e.g. with respect to repeat orders.

The Company recognizes revenue from installation of equipment upon completion of installation at the customer’s site. At the time of shipment, the Company defers that portion of the sales price related to the fair value of installation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. Installation is completed when testing at the customer’s site has proven that the equipment has met all of the customer’s criteria and specifications. The completion of installation is signed-off by the customer (“final acceptance”).

The Company’s sales frequently involve complex equipment, which may include customer-specific criteria, sales to new customers or equipment with new technology. For each sale, the decision whether to recognize revenue is, in addition to shipment and factory acceptance, based on the contractual agreement with a customer, the experience with a particular customer, the technology and the number of similarly configured equipment previously delivered. Instead of recognizing revenue, the Company could decide to defer revenue recognition until completion of installation at the customer’s site and obtaining final acceptance from the customer.

Revenue related to training and technical support service is recognized when the service is rendered. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

Cost of Sales—Cost of sales includes direct costs such as materials, labor and related overhead. Cost of sales also includes cost of warranty, third party commission and royalty payments and costs relating to prototype and experimental products, which the Company may subsequently sell to customers. The estimated costs of warranty on product shipments include the cost of labor, material and related overhead necessary to repair a product under the warranty period. The estimated costs are accrued for in a provision for warranty and are estimated based on actual historical expenses incurred and on estimated future expenses related to current sales. Actual warranty costs are charged against the provision for warranty.

Restructuring—Restructuring charges are recognized for exit or disposal activities when the liability arising from restructuring plans is incurred.

Research and Development Expenses—Research and development costs are expensed as incurred. Costs, which relate to prototype and experimental models and are sold to customers, are charged to cost of sales. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such project costs occur. The research and development expenses are presented net of the development credits. Technical development credits received from the government of the Netherlands, to offset the costs of certain research and development projects, are contingently repayable to the extent sales of products developed in such projects occur within the agreed upon period. Such repayments are calculated as a percentage of sales and are charged to cost of sales. No such repayments are required if such sales do not occur within the agreed upon period. Reference is made to Note 20.

Income Taxes—The Company recognizes deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Consolidated Statement of Operations in the period in which the enacted rate changes. Deferred tax assets are reduced through a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Pensions—The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except for the plans of the Company’s operations in the Netherlands and Japan. The Company’s employees in the Netherlands participate in a multi-employer plan. Payment to defined contribution plans and the multi-employer plan are recognized as an expense in the Consolidated Statement of Operations as they fall due.

The Company’s employees in Japan participate in a defined benefit plan. Pension costs in respect of this defined benefit plan are determined using the projected unit credit method. These costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Actuarial gains and losses are recognized in income, spread over the average remaining service lives of employees, using the corridor approach. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132(R)” (“SFAS 158”), the Company recognizes in its Consolidated Balance Sheet an asset or a liability for the plan’s overfunded status or underfunded status respectively. Reference is made to Note 16.

Stock-Based Compensation—On January 1, 2006 ASMI adopted SFAS No. 123R “Share-Based Payment” (“SFAS 123R”), using the modified prospective transition method. This statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The approach to account for share-based payments in SFAS 123R is in general similar to the approach described in SFAS 123. However, SFAS 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. The cost is recognized in the Consolidated Statement of Operations over the requisite service period. Pro forma disclosure is no longer an alternative. In January 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”), which provides supplemental implementation guidance for SFAS 123R. The Company has applied the provisions of SFAS 123R to all share-based payments, including employee stock options granted, vested, modified or settled subsequent to the date of adoption. Additionally, the cost of employee stock options that are outstanding as of January 1, 2006 and for which the requisite service has not been rendered are also recognized as the requisite service is rendered on or after that date. The cost relating to employee stock options is measured at fair value on the grant date, by using the Black-Scholes option pricing model. The adoption of SFAS 123R impacted the Company’s net earnings negatively with € 1,421 in 2006.

Under the modified prospective transition method, no restatement of prior years has been made. Prior to the adoption of SFAS 123R ASMI accounted for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in APB 25. SFAS 123, amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”) allowed companies to elect to recognize the fair value of stock options granted as an expense, or to account for stock options using the intrinsic value under APB 25 and provide pro forma disclosure of the impact of the fair value on net earnings (loss) and net earnings (loss) per share. As ASMI elected to follow APB 25, prior to the adoption of SFAS 123R, compensation expense was computed for each employee stock option granted as the amount by which the quoted market price of the ASMI common shares on the date of the grant exceeds the exercise price that the employee must pay to acquire the shares. All options granted to the Management Board and employees of ASMI under ASMI’s stock option plans had an exercise price equal to the market value of the underlying common shares on the date of grant and accordingly for these plans no stock-based compensation expense was reflected in net earnings (loss). The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS 123, amended by SFAS 148, in the years ended December 31, 2004 and 2005:

	Year ended December 31,
	2004	2005
Net earnings (loss):
As reported	24,039	(40,217)
Total stock-based compensation expense determined under fair value based method, net of related tax effect	(3,152)	(2,483)

Pro forma	20,887	(42,700)
Basic net earnings (loss) per share:
As reported	0.47	(0.76)
Pro forma	0.41	(0.81)
Diluted net earnings (loss) per share:
As reported	0.46	(0.76)
Pro forma	0.40	(0.81)

The fair value of options granted was computed using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2004	2005
Expected life (years)	3 – 10	3 – 10
Risk free interest rate	4.5%	5.0%
Dividend yield	—	—
Expected volatility	72.4%	61.9%
Assumed forfeitures	—	—

Expected volatility was derived from the historical volatility of ASMI’s stock price over the last 5 years.

For further information on ASMI’s employee stock option plans reference is made to Note 16.

Issuance of Shares by a Subsidiary—As further described in the Notes to Consolidated Financial Statements herein, from time to time, the consolidated subsidiary ASM Pacific Technology Ltd. (“ASMPT”) will issue common shares pursuant to their Employee Share Incentive Scheme. The effect of these issuances is a dilution of the ownership in ASMPT. The Company recognizes the impact of these issuances in the Consolidated Statement of Operations as a gain on dilution of investment in subsidiary.

Net Earnings (Loss) per Share—Basic earnings (loss) per share is computed by dividing net earnings (loss) per share by the weighted average common shares outstanding for the year. Diluted earnings (loss) per share reflects the potential dilution that could occur if options issued under the Company’s stock option plan were exercised and if the Company’s convertible subordinated debt borrowings were converted, unless the conversion would have an anti-dilutive effect.

Comprehensive Income (Loss)—Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses that are not included in net earnings (loss), but are recorded directly in Shareholders’ Equity. For the years 2004, 2005 and 2006 other comprehensive income (loss) included foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments.

Use of Estimates—The preparation of the Company’s Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

New Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. FIN 48 is effective at the beginning of the first annual period beginning after December 15, 2006. Any differences between the amounts recognized in the financial statements prior to the adoption of FIN 48 and the amounts reported after adoption of FIN 48 will be accounted for as a cumulative-effect adjustment recorded in the beginning balance of retained earnings. ASMI is in the process of determining the impact of adopting FIN 48 on its Consolidated Financial Statements.

In September 2006, the SEC issued SAB No. 108 (“SAB 108”) regarding the process of quantifying financial statement misstatements. SAB 108 states that registrants should use both a balance sheet (iron curtain) approach and an income statement (rollover) approach when quantifying and evaluating the materiality of a (prior year) misstatement. The bulletin furthermore contains guidance on correcting errors. SAB 108 is effective for financial statements for fiscal years ending after November 15, 2006. ASMI adopted SAB 108 in 2006. SAB 108 did not have a material impact on the Company’s Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132(R)”. This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, other than a multi-employer plan; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in other comprehensive income; and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

Upon initial application of SFAS 158 and subsequently, an employer should continue to apply the provisions in SFAS No. 87, 88, and 106 in measuring a plan’s assets and obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit cost. SFAS 158 does not change the amount of net periodic pension cost included in net income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements is effective as of the end of the fiscal year ending after December 15, 2006. ASMI adopted SFAS 158 in 2006. Reference is made to Note 16.

NOTE 2 Discontinued Operations

Discontinued Operations ASM NuTool, Inc.—Due to continued negative cash flows and the expected future returns on the invested capital employed, the Company decided in 2005 to reduce its 100% subsidiary ASM NuTool to a small operation, focusing on process and intellectual property development with the intention of licensing these technologies in the future. In December 2006, the Company sold substantially all of the ASM NuTool patent portfolio to a third party. This caused ASM NuTool to be accounted for retroactively as discontinued operations in the Company’s Consolidated Financial Statements, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Summarized results from discontinued operations, as reported in the Company’s front-end segment, are as follows:

	Year ended December 31,
	2004	2005	2006
Net sales	—	1,720	(1,478)
Cost of sales	(346)	(2,158)	1,286

Gross profit	(346)	(438)	(192)

Operating expenses	(6,567)	(11,833)	(5,232)
Gain from the sale of patent portfolio	—	—	6,689
Impairment of goodwill	—	(30,994)	(11,364)
Settlement agreement with former shareholders NuTool	—	—	(3,048)
Reclassification of cumulative translation adjustment	—	—	(4,832)
Other restructuring charges	—	(5,199)	(2,371)

Loss from operations	(6,913)	(48,464)	(20,350)
Loss on equity investments	(417)	—	—

Loss from discontinued operations before income taxes	(7,330)	(48,464)	(20,350)
Income tax expense	—	(641)	—

Net loss from discontinued operations	(7,330)	(49,105)	(20,350)

The gain from the sale of patent portfolio is specified as follows:
Net cash proceeds			11,908
Settlement charges former shareholders NuTool			(876)

			11,032
Carrying value of patent portfolio			(4,343)

Gain from the sale of patent portfolio			6,689

In January 2006, the Company reached a settlement agreement in the dispute with former NuTool shareholders regarding the number of additional common shares of the Company to be issued in connection with the potential satisfaction of financial performance targets following the 2004 acquisition of NuTool. The Company issued 193,883 common shares of the Company with a fair value of € 3,048 in March 2006 and 56,258 common shares of the Company with a fair value of € 876 in December 2006 related to the sale of the patent portfolio of ASM NuTool.

The impairment charges recorded in 2005 and 2006 for goodwill are the result of a comparison between the fair value of the goodwill with respect to ASM NuTool and the carrying amount of the goodwill. The fair value is estimated by management using a discounted cash flow technique of expected future returns.

The company reclassified the cumulative translation adjustment of ASM NuTool’s operations, included in Shareholders’ Equity, as a loss to the Consolidated Statement of Operations, in accordance with SFAS No. 52 “Foreign Currency Translation.”

Other restructuring charges recorded by the Company in 2005 include impairment charges for property, plant and equipment, the write-down of inventories and other current assets and the recognition of contractual purchase commitments. Of these charges € 606 was accrued for as of December 31, 2005 and paid in cash in 2006.

Other restructuring charges recorded by the Company in 2006 include impairment charges for property, plant and equipment, the write-down of other current assets and the recognition of contractual lease obligations. Of these charges € 1,532 was accrued for as of December 31, 2006 and is expected to be paid in cash through 2009.

A breakdown of adjustments to reconcile net loss to net cash from discontinued operations, as reported in the Consolidated Statements of Cash Flows, is as follows:

	Year ended December 31,
	2004	2005	2006
Gain from the sale of patent portfolio	—	—	(6,689)
Impairment of property, plant and equipment		2,134	286
Impairment of goodwill	—	30,994	11,364
Settlement agreement with former shareholders NuTool	—	—	3,048
Reclassification of cumulative translation adjustment	—	—	4,832
Loss on equity investments	417	—	—

	417	33,128	12,841

Reference is made to Note 8 and Note 9.

NOTE 3 List of Significant Subsidiaries

Name	Location	% Ownership December 31,
		2005	2006
ASM Europe B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM United Kingdom Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM Germany Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Willemstad, Curacao, Netherlands Antilles	100.00%	100.00%
ASM France S.A.R.L.	Montpellier, France	100.00%	100.00%
ASM Belgium N.V.	Leuven, Belgium	100.00%	100.00%
ASM Italia S.r.l.	Agrate, Italy	100.00%	100.00%
ASM Microchemistry Oy	Helsinki, Finland	100.00%	100.00%
ASM Services and Support Ireland Ltd.	Dublin, Ireland	100.00%	100.00%
ASM Services and Support Israel Ltd.	Tel Aviv, Israel	—	100.00%
ASM America, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Japan K.K.	Tokyo, Japan	100.00%	100.00%
ASM Wafer Process Equipment Ltd.	Quarry Bay, Hong Kong, People’s Republic of China	100.00%	100.00%
ASM China Ltd.	Shanghai, People’s Republic of China	100.00%	100.00%
ASM Wafer Process Equipment Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM Far East Marketing Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Sales & Services Taiwan Co., Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Manufacturing Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM NuTool, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Genitech Korea Ltd.	Daedeoggu Daejon, South Korea	100.00%	100.00%
NanoPhotonics AG	Mainz, Germany	69.10%	71.10%
ASM Pacific Technology Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	53.59%	53.35%
ASM Assembly Automation Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	53.59%	53.35%
ASM Assembly Materials Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	53.59%	53.35%
ASM Technology Singapore Pte Ltd. [2]	Singapore	53.59%	53.35%
ASM Technology (M) Sdn. Bhd. [2]	Johor Bahru, Malaysia	53.59%	53.35%
ASM Semiconductor Materials (Shenzhen) Co. Ltd. [2]	Shenzhen, People’s Republic of China	53.59%	53.35%
ASM Pacific Investments Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	53.59%	53.35%
Edgeward Development Ltd. [2]	Guernsey, Channel Islands	53.59%	53.35%
Edgeward USA L.L.C. [2]	Wilmington, Delaware, United States	53.59%	53.35%
Shenzhen ASM Micro Electronic Technology Co. Ltd. [2]	Shenzhen, People’s Republic of China	53.59%	53.35%

(1)	For these subsidiaries ASM International N.V. has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.
(2)	100% subsidiaries of ASM Pacific Technology Ltd.

The accounts of the above mentioned entities and of certain insignificant subsidiaries not mentioned above have been consolidated in the Consolidated Financial Statements.

NOTE 4 Cash and Cash Equivalents

At December 31, 2006, cash and cash equivalents of the Company’s subsidiary ASMPT amounted to € 89,273 and are restricted to be used only in the operations of ASMPT.

NOTE 5 Accounts receivable

The changes in the allowance for doubtful accounts receivable are as follows:

Balance January 1, 2004	(5,587)
Charged to selling, general and administrative expenses	(1,433)
Deductions	1,006
Foreign currency translation effect	305

Balance December 31, 2004	(5,709)
Charged to selling, general and administrative expenses	(999)
Deductions	654
Foreign currency translation effect	(639)

Balance December 31, 2005	(6,693)
Charged to selling, general and administrative expenses	(1,176)
Deductions	1,345
Foreign currency translation effect	598

Balance December 31, 2006	(5,926)

NOTE 6 Inventories

Inventories consist of the following:

	December 31,
	2005	2006
Components and raw materials	93,611	100,462
Work in process	94,137	93,205
Finished goods	29,578	31,484

Total inventories, gross	217,326	225,151
Allowance for obsolescence	(27,922)	(28,062)

Total inventories, net	189,404	197,089

The changes in the allowance for obsolescence are as follows:

Balance January 1, 2004	(19,197)
Charged to cost of sales	(10,181)
Acquisition of businesses	(424)
Deductions	3,714
Foreign currency translation effect	1,500

Balance December 31, 2004	(24,588)
Charged to cost of sales	(2,914)
Deductions	2,060
Foreign currency translation effect	(2,480)

Balance December 31, 2005	(27,922)
Charged to cost of sales	(7,747)
Deductions	5,136
Foreign currency translation effect	2,471

Balance December 31, 2006	(28,062)

NOTE 7 Other Intangible Assets

Other intangible assets include purchased technology from third parties and software developed or purchased for internal use. The changes in the amount of other intangible assets are as follows:

	Software	Purchased technology and other intangible assets	Total
At cost:
Balance January 1, 2005	—	10,115	10,115
Additions	732	—	732
Foreign currency translation effect	14	1,662	1,676

Balance December 31, 2005	746	11,777	12,523
Additions	2,922	376	3,298
Sale of patent portfolio ASM NuTool, Inc.	—	(7,446)	(7,446)
Foreign currency translation effect	(63)	(1,032)	(1,095)

Balance December 31, 2006	3,605	3,675	7,280

Accumulated amortization:
Balance January 1, 2005	—	1,282	1,282
Amortization for the year	115	1,633	1,748
Foreign currency translation effect		316	316

Balance December 31, 2005	115	3,231	3,346
Amortization for the year	855	1,584	2,439
Sale of patent portfolio ASM NuTool, Inc.	—	(3,103)	(3,103)
Foreign currency translation effect	(15)	(335)	(350)

Balance December 31, 2006	955	1,377	2,332

Other intangible assets, net:
December 31, 2005	631	8,546	9,177
December 31, 2006	2,650	2,298	4,948

Other intangible assets are amortized over useful lives of 3 to 7 years. Estimated amortization expenses relating to other intangible assets are as follows:

2007	1,179
2008	1,118
2009	849
2010	557
2011	374
2012	871

4,948

NOTE 8 Goodwill

The changes in the carrying amount of goodwill are as follows:

Balance January 1, 2005	89,309
Additions:
NanoPhotonics AG	1,101
Impairment charge:
ASM NuTool, Inc.	(30,994)
Foreign currency translation effect	13,593

Balance December 31, 2005	73,009
Addition:
NanoPhotonics AG	300
ASM Genitech Korea Ltd.	862
Impairment charge:
ASM NuTool, Inc.	(11,364)
Other charges:
ASM Pacific Technology Ltd.	(1,776)
Foreign currency translation effect	(6,455)

Balance December 31, 2006	54,576

The allocation of the carrying amount of goodwill is as follows:

	December 31,
	2005	2006
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
NanoPhotonics AG	1,429	1,729
ASM NuTool, Inc.	12,715	—
ASM Genitech Korea Ltd.	8,300	8,964

Back-end segment:
ASM Pacific Technology Ltd.	47,005	40,323

Total	73,009	54,576

NanoPhotonics AG—In 1999, the Company acquired a 24.0% interest in NanoPhotonics, a German supplier of precision thin film metrology equipment, for € 407. In 1999, the Company’s Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics. Due to the issuance of new shares by NanoPhotonics to third parties in 2003, the Company’s interest diluted to 23.61% and the Chief Executive Officer’s interest diluted to 43.77%. In 2004 the Chief Executive Officer purchased an additional 1.72% interest in NanoPhotonics from another shareholder. For all the shares purchased by the Chief Executive Officer, the Company and the Chief Executive Officer agreed that the Company could purchase such shares at the same price the officer paid to acquire the shares. The Company exercised this option in December 2005 for a total consideration of € 1,101. In 2006, the Company acquired an additional 2.0% interest in NanoPhotonics for a consideration of € 300. The acquisitions were accounted for using the purchase accounting method. The Company estimated that no amounts could be allocated to identifiable net assets and the entire consideration has been recorded as goodwill. At December 31, 2006 the Company holds a 71.1 % interest in NanoPhotonics.

ASM NuTool, Inc.—In December 2001 and April 2003, the Company acquired a 15.7% interest in NuTool for a total consideration of € 21,507 at the time of the purchase. On June 2, 2004 the Company acquired the remaining 84.3% interest in NuTool and as from June 2, 2004 the Company owned 100% of the outstanding capital stock of NuTool. The Company purchased the 84.3% interest in exchange for 1,962,282 common shares of the Company, replacement employee stock options to acquire 57,720 common shares of the Company and the possible future issuance of additional common shares if certain financial performance targets were satisfied at various times during the period ending December 31, 2006. The total consideration for the 84.3% interest, including expenses, amounted to € 35,063. The excess of the purchase price of the 84.3% interest in NuTool and the carrying value of the 15.7% interest in NuTool on June 2, 2004 over the fair value of the identifiable net assets has been recorded as goodwill in the amount of € 42,022. In 2005 and 2006 the Company recorded impairment charges for goodwill with respect to ASM NuTool of € 30,994 and € 11,364 respectively. Reference is made to Note 2.

ASM Genitech Korea Ltd.—On August 5, 2004, the Company acquired 100% of the common shares in Genitech in exchange for 247,638 common shares of the Company, € 4,640 in cash and the possible future variable cash payments of up to US$ 9,200 if certain financial performance targets are satisfied at various times during the period ending December 31, 2009. The total consideration at the date of the acquisition in 2004, including expenses, amounted to € 7,939, excluding variable cash payments that may be payable in the future based on certain financial performance targets.

As of August 5, 2004, the assets and liabilities of Genitech have been consolidated in the Consolidated Financial Statements of the Company using the purchase accounting method. The excess of the purchase price over the fair value of the identifiable net assets has been recorded as goodwill in the amount of € 6,917. In 2006 the Company recorded € 862 as additional purchase consideration once certain financial performance targets were satisfied during the year ended December 31, 2006.

ASM Pacific Technology Ltd.—In 2006, the Company recorded against goodwill a charge of € 1,776 to the Consolidated Statement of Operations. Reference is made to Note 16.

NOTE 9 Property, Plant and Equipment

The changes in the amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost:
Balance January 1, 2005	91,641	248,235	339,876
Capital expenditures	6,495	39,556	46,051
Impairment charges	(117)	(5,325)	(5,442)
Retirements and sales	(228)	(9,301)	(9,529)
Foreign currency translation effect	9,435	29,875	39,310

Balance December 31, 2005	107,226	303,040	410,266
Capital expenditures	4,549	34,825	39,374
Impairment charges	—	(286)	(286)
Retirements and sales	(5,655)	(24,191)	(29,846)
Foreign currency translation effect	(7,900)	(29,617)	(37,517)

Balance December 31, 2006	98,220	283,771	381,991

Accumulated depreciation:
Balance January 1, 2005	43,561	153,619	197,180
Depreciation for the year	6,096	29,910	36,006
Retirements and sales	(221)	(8,395)	(8,616)
Foreign currency translation effect	4,167	18,186	22,353

Balance December 31, 2005	53,603	193,320	246,923
Depreciation for the year	6,289	28,778	35,067
Retirements and sales	(5,441)	(21,655)	(27,096)
Foreign currency translation effect	(4,685)	(19,483)	(24,168)

Balance December 31, 2006	49,766	180,960	230,726

Property, plant and equipment, net:
December 31, 2005	53,623	109,720	163,343
December 31, 2006	48,454	102,811	151,265

Useful lives in years:	- Buildings and leasehold improvements	10-25
	- Machinery and equipment	2-10
	- Furniture and fixtures	2-10

Property, plant and equipment include real estate held for sale with a carrying value of € 1,757.

With respect to impairment charges, reference is made to Note 2.

ASM Japan and ASM Front-End Manufacturing Singapore have pledged real estate and other assets with a carrying value of € 33,996 to secure loan facilities outstanding in Japan and Singapore.

NOTE 10 Notes Payable to Banks

Information on notes payable to banks is as follows:

Short-term debt outstanding in:

	December 31,
	2005	2006
Japan	20,016	17,984
Singapore	995	966
Hong Kong	50	707

	21,061	19,657

Short-term debt outstanding in local currencies is as follows (in thousands):

	December 31,
	2005	2006
Japanese yen	2,780,000	2,810,000
Singapore dollar	1,950	1,950
Hong Kong dollar	462	7,244

Short-term debt outstanding in Japan in the amount of € 1,280 is collateralized by real estate of ASM Japan.

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 1.99% at December 31, 2006.

Total short-term lines of credit amounted to € 124,180 at December 31, 2006. The amount outstanding at December 31, 2006 was € 19,657 and the undrawn portion totaled € 104,523. The undrawn portion includes the Company’s bank credit facility of € 50,000 with Rabobank. The facility, available through February 28, 2010, is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion also includes € 28,313 for ASMPT, which amount is restricted to be used only in the operations of ASMPT. The undrawn portion for ASM Japan amounts to € 25,920, which is restricted to be used only in the operations of ASM Japan.

ASMI is guarantor with respect to all short-term debt outstanding in Japan and Singapore. ASMI does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of ASMI. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its non ASMPT subsidiaries.

NOTE 11 Provision for Warranty

The changes in the amount of provision for warranty are as follows:

Balance January 1, 2005	17,139
Additions	8,289
Deductions	(6,926)
Foreign currency translation effect	887

Balance December 31, 2005	19,389

Additions	10,474
Deductions	(12,678)
Foreign currency translation effect	(886)

Balance December 31, 2006	16,299

NOTE 12 Accrued Expenses and Other

Accrued expenses and other consist of the following:

	December 31,
	2005	2006
Advance payments from customers	7,943	8,095
Deferred revenue	9,862	13,652
Personnel related items	25,859	24,686
Other	30,189	29,788

	73,853	76,221

NOTE 13 Long-term Debt

Long-term debt consists of the following:

	December 31,
	2005	2006
Term loans:
Japan, 0.5-3.2%, due 2008 – 2011	20,952	17,722
Finland, 1.0%, due 2007 – 2010	1,964	1,134
Singapore, 4.7-5.2%, due 2008 – 2011	5,085	3,693
South Korea, 3.0-9.0%, due 2007 – 2008	1,067	779
Germany, 5.0-7.5%, due 2007 – 2010	1,748	1,748
Mortgage loans:
Japan, 2.6%, due 2006	112	—
Capital lease commitments:
United States, 7.9%, due 2007	621	182
Japan, 1.8%, due 2007 – 2010	1,342	1,353

	32,891	26,611
Current portion	(7,150)	(7,344)

	25,741	19,267

Long-term debt, including current portion, in local currencies is as follows (in thousands):

	December 31,
	2005	2006
Euro	3,712	2,882
United States dollars	734	240
Japanese yen	3,111,911	2,980,400
Singapore dollars	9,970	7,455
Korean won	1,270,000	950,000

Aggregate annual principal repayments for years subsequent to December 31, 2006 are:

2007	7,344
2008	13,356
2009	2,364
2010	2,972
2011	575

26,611

Long-term debt outstanding in Singapore in the amount of € 3,693 is collateralized by real estate and other assets of ASM Front-End Manufacturing Singapore. ASMI is guarantor with respect to all long-term debt outstanding in Singapore.

Capital lease commitments relate to commitments for equipment and machinery.

NOTE 14 Convertible Subordinated Debt

Convertible subordinated debt consists of the following:

	December 31,
	2005	2006
5.25% convertible subordinated notes, due 2010	76,293	68,337
4.25% convertible subordinated notes, due 2011	127,155	113,895

	203,448	182,232

In May 2003, ASMI issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due in May 2010 in a private offering. Interest on the notes is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 52.0237 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 19.22 per share. On or after May 20, 2006, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions are satisfied. In the event of a change in control, the Company may be required to repurchase the notes. At December 31, 2006, none of the US$ 90.0 million convertible subordinated notes have been converted or repurchased.

In December 2004, ASMI issued US$ 150.0 million in principal amount of 4.25% convertible subordinated notes due in December 2011 in a private offering. Interest on the notes is payable on June 6 and December 6 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 48.0307 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 20.82 per share. On or after December 6, 2007, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 130% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days. In the event of a change in control, the Company may be required to repurchase the notes. At December 31, 2006, none of the US$ 150.0 million convertible subordinated notes have been converted or repurchased.

The US$ 150.0 million convertible subordinated notes rank pari passu with the US$ 90.0 million convertible subordinated notes.

The movements in the balance of the outstanding subordinated debt in the year ended December 31, 2006 relate to the translation of the outstanding amounts in U.S. dollars to euros.

The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Consolidated Balance Sheet and amortized by the interest method as interest cost during the life of the debts. Debt issuance costs of € 976 are expected to be amortized in 2007.

NOTE 15 Shareholders’ Equity

Common shares

The authorized capital of the Company amounts to 110,000,000 shares of € 0.04 par value common shares, 118,000 shares of € 40 par value preferred shares and 8,000 shares of € 40 par value financing preferred shares, of which 53,828,745 common shares and no preferred or financing preferred shares were outstanding as at December 31, 2006. There are currently no preferred or financing preferred shares issued. All shares have one vote per € 0.04 par value.

Preferred and financing preferred shares

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

Preferred shares are entitled to a cumulative preferred dividend based on the amount paid-up on such shares. Financing preferred shares are entitled to a cumulative dividend based on the par value and share premium paid on such shares.

Warrants

In conjunction with US$ 20.0 million five-year zero-bond debentures issued on October 1, 1999, the Company issued 200,000 warrants on common shares of the Company at a price of US$ 9.81 per share, a premium to market at the date of issuance of 20.0%. These 200,000 warrants were exercised in 2004.

Retained earnings

Dividends distributable to common shareholders are limited to retained earnings of ASMI decreased by statutory reserves of € 110,202, which must be maintained. At December 31, 2006, ASMI had no distributable retained earnings.

The changes in the amount of statutory reserves are as follows:

Balance January 1, 2005	92,187
Increase retained earnings subsidiaries	12,830
Foreign currency translation effect	14,115

Balance December 31, 2005	119,132
Increase retained earnings subsidiaries	3,517
Foreign currency translation effect	(12,447)

Balance December 31, 2006	110,202

Accumulated other comprehensive loss

The changes in the amount of accumulated other comprehensive loss are as follows:

	Foreign currency translation effects	Unrealized gains (losses) on derivative instruments, net	Impact of initial adoption of SFAS 158, net of tax	Total
Balance January 1, 2005	(71,676)	1,895	—	(69,781)
Foreign currency translation effect on translation of foreign operations	23,638	—	—	23,638
Decrease in fair value of derivative instruments	—	(3,328)	—	(3,328)
Transfer to Consolidated Statement of Operations of derivative instruments	—	1,065	—	1,065

Balance December 31, 2005	(48,038)	(368)	—	(48,406)
Foreign currency translation effect on translation of foreign operations	(16,998)	—	—	(16,998)
Increase in fair value of derivative instruments, net of tax	—	190	—	190
Transfer to Consolidated Statement of Operations of derivative instruments, net of tax	—	54	—	54
Reclassification to Consolidated Statement of Operations of cumulative translation adjustment ASM NuTool	4,832	—	—	4,832
Impact of initial adoption of SFAS 158, net of tax	—	—	(860)	(860)

Balance December 31, 2006	(60,204)	(124)	(860)	(61,188)

With respect to the initial adoption of SFAS 158, reference is made to Note 16.

NOTE 16 Employee Benefits

Pension plans

The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except for the plans of the Company’s operations in the Netherlands and Japan.

The Company’s employees in the Netherlands participate in a multi-employer plan (“Bedrijfstakpensioenfonds Metalektro”). The plan monitors the risks of the entire investment portfolio, not by individual company or employee, and is subject to regulation by Dutch governmental authorities. By Dutch law, a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of its assets to its obligations. This ratio must exceed 100%. Each company participating in the plan contributes a percentage of its total pensionable salaries, each company contributes the same percentage. The pension rights of individual employees are based on the employee’s average salary during employment. The Company’s net periodic pension cost for the multi-employer plan for a fiscal period is equal to the required contribution for that period.

The Company’s employees in Japan participate in a defined benefit plan. The funded status of the plan and the amounts not yet recognized in the Consolidated Statement of Operations and the amounts recognized in the Consolidated Balance Sheet are as follows:

	December 31,
	2005	2006
Defined benefit obligations	(7,176)	(7,024)
Fair value of plan assets	4,069	4,375

Funded status surplus / (deficit)	(3,107)	(2,649)

Unrecognized actuarial loss	225	5
Unrecognized transition amount	1,758	1,453
Adjustment to recognize minimum liability	(22)	—

Net assets / (liabilities)	(1,146)	(1,191)

The changes in defined benefit obligations and fair value of plan assets are as follows:

	Year ended December 31,
	2005	2006
Defined benefit obligations
Balance January 1	6,451	7,176
Current service cost	684	679
Interest cost	130	134
Actuarial losses (gains)	3	(17)
Benefits paid	(81)	(112)
Foreign currency translation effect	(11)	(836)

Balance December 31	7,176	7,024

Fair value of plan assets
Balance January 1	3,212	4,069
Expected return on plan assets	35	142
Actuarial losses	374	190
Company contribution	542	584
Benefits paid	(81)	(112)
Foreign currency translation effect	(13)	(498)

Balance December 31	4,069	4,375

The net periodic benefit cost consists of the following:

	Year ended December 31,
	2004	2005	2006
Current service cost	590	684	679
Interest on obligation	135	130	134
Expected return on plan assets	(31)	(35)	(142)
Amortization of transition amount	129	124	116

Net periodic pension benefit cost	823	903	787

The actual return on plan assets was € 69, € 409, and € 333 for the years ended December 31, 2004, 2005 and 2006 respectively.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	Year ended December 31,
	2004	2005	2006
Discount rate for obligations	2.00	2.00	2.00
Expected return on plan assets	1.00	3.50	3.50
Future salary increases	2.94	2.94	2.94

The allocation of plan assets is as follows:

	Year ended December 31,
	2005	2006
Shares	1,886	2,171
Bonds	1,864	1,867
Loans	145	134
Real estate	34	32
Other	140	171

	4,069	4,375

The plan assets do not include any of the Company’s shares. The Company expects to contribute € 672 to the defined benefit plan in 2007. The Company expects to pay benefits for years subsequent to December 31, 2006 as follows:

2007	20
2008	25
2009	95
2010	456
2011	118
Aggregate for the years 2012-2016	1,457

Total	2,171

In September 2006, the FASB issued SFAS No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132(R)”). SFAS 158 requires an employer to (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, other than a multi-employer plan; (b) measure plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in other comprehensive income; and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Reference is made to Note 1.

With respect to the defined benefit plan in which the Company’s employees in Japan participate, the incremental effect of the adoption of SFAS 158 on individual line items in the Consolidated Balance Sheet at December, 31 2006 is as follows:

	Pre SFAS 158	Adjustments	Post SFAS 158
Deferred tax assets	454	598	1,052
Total assets	831,699	598	832,297
Liability for pension benefits	2,032	1,458	3,490
Total liabilities	439,465	1,458	440,923
Accumulated other comprehensive income (loss)	(60,328)	(860)	(61,188)
Total shareholders’ equity	277,318	(860)	276,458

Total liabilities and shareholders’ equity	831,699	598	832,297

Retirement plan costs consist of the following:

	Year ended December 31,
	2004	2005	2006
Defined contribution plans	5,531	6,191	7,343
Multi-employer plans	1,770	2,076	2,197
Defined benefit plans	823	903	787

Total retirement plan costs	8,124	9,170	10,327

The Company does not provide for any significant post retirement benefits other than pensions.

Employee Stock Option Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various employees. Under these plans, employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or U.S. dollars on the date of grant, are generally vesting in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue 4,000,000 shares. At December 31, 2006, options to purchase 2,212,671 shares have been issued under the 2001 Stock Option Plan. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 1,399,711 options to purchase common stock were outstanding at December 31, 2006, expiring at various dates through 2016. The number of options exercisable at December 31, 2004 and 2005 were 1,046,059 and 1,238,515 respectively.

The following is a summary of changes in options outstanding:

	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in €
Balance January 1, 2004	1,141,565	14.84	484,082	13.69
Options granted	275,700	20.21	71,000	14.36
Replacement options granted for acquired business	57,720	5.45	—	—
Options forfeited	(17,110)	14.60	(27,916)	18.28
Options exercised	(95,935)	10.88	(50,450)	8.24

Balance December 31, 2004	1,361,940	15.81	476,716	14.13
Options granted	63,000	15.91	165,000	13.02
Options forfeited	(44,794)	20.78	(86,250)	12.77
Options exercised	(11,000)	10.10	(50,000)	11.41

Balance December 31, 2005	1,369,146	15.70	505,466	14.26
Options granted	177,500	15.03	327,532	13.97
Options forfeited	(56,715)	20.88	(23,566)	15.49
Options exercised	(844,403)	15.23	(55,249)	12.12

Balance December 31, 2006	645,528	15.69	754,183	14.26

The weighted average fair value of employee stock options granted in U.S. dollars were US$ 13.58 in 2004, US$ 11.02 in 2005 and US$ 6.21 in 2006. The weighted average fair value of employee stock option granted in euros were € 8.28 in 2004, € 7.95 in 2005 and € 4.90 in 2006.

The weighted average remaining contractual life of the outstanding options granted in 2006 is 6.0 years at December 31, 2006.

The total intrinsic value of options exercised was € 1,077, € 105, and € 3,451 for the years ended December 31, 2004, 2005 and 2006 respectively. For the exercise of options in 2004, 2005 and 2006, new shares have been issued.

At December 31, 2006 options outstanding and options exercisable classified by range of exercise prices are:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$

1.00-10.00	36,526	2.15	5.63	36,526	5.63
10.00-15.00	320,918	5.54	13.76	100,518	12.10
15.00-20.00	163,784	5.56	17.05	103,084	17.41
20.00-30.00	124,300	3.11	21.83	62,320	22.10

1.00-30.00	645,528	4.89	15.69	302,448	15.19

In €		In years	In €		In €

6.00-10.00	4,000	2.73	6.90	4,000	6.90
10.00-15.00	510,833	5.33	13.21	94,998	12.40
15.00-20.00	234,350	1.49	16.54	166,350	16.84
20.00-30.00	5,000	1.20	20.00	5,000	20.00

6.00-30.00	754,183	4.10	14.26	270,348	15.19

At December 31, 2006, the aggregate intrinsic value of all options outstanding and all options exercisable is € 3,871 and € 1,532 respectively.

On January 1, 2006 the Company adopted SFAS 123R which requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements. The cost relating to employee stock options is measured at fair value on the grant date. The fair value was computed using the Black-Scholes option pricing model with the following weighted average assumptions:

Year ended December 31, 2006
Expected life (years)	5 - 10
Risk free interest rate	4.0%
Dividend yield	—
Expected volatility	35.8%
Assumed forfeitures	—

Following the adoption of SFAS 123R, the Company’s recorded in 2006 a compensation expense of € 1,421.

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

Employee Share Incentive Scheme ASMPT

In 1989, the shareholders of ASMPT approved a plan to issue up to 5.0 percent of the total issued shares of ASMPT to directors and employees. This plan has been extended in 1999 for a term up to March 23, 2010. The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value. In December 2006, 1,779,500 common shares of ASMPT were issued, for cash at par value of HK$ 0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. In 2005 and 2004, respectively 1,791,000 and 1,798,500 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.24% in 2006, 0.25% in 2005, and 0.25% in 2004. The shares issued under the plan in 2006 have diluted ASMI’s ownership in ASMPT to 53.35% as of December 31, 2006. In 2005 ASMI revised its assessment of the compensation expense related to the Employee Share Incentive Scheme which impacted ASMI’s Consolidated Statement of Operations for the year ended December 31, 2005 positively by € 2,588. Total compensation expenses related to the Employee Share Incentive Scheme of respectively € 4,851 in 2004, € 6,242 in 2005, and € 7,290 in 2006 were charged to the Consolidated Statement of Operations.

The dilution in ownership has resulted in a gain on the investment in ASMPT of € 2,656 in 2004, € 2,781 in 2005, and € 3,031 in 2006, which gain has been separately included in the Consolidated Statement of Operations. Due to the participation exemption in the Netherlands no deferred income taxes have been provided for these gains. In 2006, the Company charged € 1,776 as a loss on the investment of ASMPT related to the repurchase of shares of ASMPT by ASMPT in 2004, initially recorded as goodwill.

NOTE 17 Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2005	2006
Machinery and equipment	3,619	4,085
Furniture and fixtures	38	596

	3,657	4,681
Less accumulated depreciation	(1,662)	(2,863)

	1,995	1,818

The Company leases certain office and plant facilities and equipment under various operating lease arrangements.

At December 31, 2006 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases
2007	730	7,944
2008	464	6,233
2009	277	5,357
2010	111	2,570
2011	—	1,989
Years thereafter	—	4,283

Total	1,582	28,376
Less amount representing interest	(47)

Present value of net minimum lease payments	1,535

Aggregate rental expense for operating leases was € 8,868 in 2004, € 8,692 in 2005 and € 8,881 in 2006. At December 31, 2006 the Company had entered into purchase commitments with suppliers in the amount of € 97,177 for purchases, of which € 95,964 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2006 were € 8,883.

Change of Control Transaction

If the Company desires to effect a change of control transaction with a competitor of Applied Materials, Inc., (“Applied Materials”) the Company must, pursuant to a litigation settlement agreement in 1997, as amended and restated in 1998, first offer the change of control transaction to Applied Materials on the same terms as the Company would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer by that competitor.

NOTE 18 Litigation and Environmental Matters

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given reporting period.

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

The Company expects that substantially all of the € 124 unrealized losses included in accumulated other comprehensive income as of December 31, 2006 will be reclassified to net earnings within the next 12 months upon completion of the underlying transactions. Unrealized losses included in other comprehensive income as of December 31, 2005 of € 368 were reclassified to earnings in 2006. Hedge ineffectiveness was insignificant for the years ended December 31, 2005 and December 31, 2006.

The outstanding currency forward exchange contracts are as follows:

	Currency	Notional amount	Forward contract value	Fair value	Difference between forward value and fair value	Included in accumulated other comprehensive income (loss)
			Euro	Euro	Euro	Euro
December 31, 2005:
Assets:

Cash flow hedges:
Short position	US$	(18,675)	(15,271)	(15,676)	(405)	(368)
Other foreign currency contracts:
Short position	US$	(27,199)	(21,839)	(23,011)	(1,172)	—

Liabilities:
Cash flow hedges:
Long position	US$	130	109	109	—	—
Other foreign currency contracts:
Long position	US$	16,551	13,944	14,029	85	—

December 31, 2006:
Assets:

Cash flow hedges:
Short position	US$	(26,604)	(19,467)	(19,766)	(299)	(131)
Other foreign currency contracts:
Short position	US$	(16,530)	(12,740)	(12,511)	229	—

Liabilities:
Cash flow hedges:
Long position	US$	1,100	806	818	12	7
Other foreign currency contracts:
Long position	US$	6,441	4,870	4,883	13	—

Long-term Debt and Subordinated Debt

At December 31, 2006 the Company had convertible subordinated debt borrowings outstanding of € 68,337 at a fixed interest rate, maturing in May 2010 and € 113,895 at a fixed interest rate, maturing in December 2011 and € 26,611 in long-term debt at fixed interest rates and € 19,657 in other borrowings with variable short-term interest rates. The Company is exposed to interest rate risk primarily through its borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure.

The fair value amounts of long-term debt and convertible subordinated debt are as follows:

	2005		2006
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt, including current portion	32,891	32,891	26,611	26,611
Convertible subordinated debt	203,448	205,089	182,232	215,034

Methods and Assumptions Used in Estimating Fair Value Disclosure for Financial Instruments

For cash and cash equivalents, accounts receivable, notes payable to banks, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

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

Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign currency exchange rates. The Company does not anticipate nonperformance by counterparties. The Company generally does not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the Consolidated Balance Sheet that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in high quality financial institutions to limit the amount of credit risk exposure. The Company derives a significant percentage of its revenue from a small number of large customers. The Company’s largest customer accounted for approximately 11.4% of net sales in 2006 (2005: 17.2%; 2004: 10.9%) and the ten largest customers accounted for approximately 33.9% of net sales in 2006 (2005: 43.7%; 2004: 36.5%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2006 one customer accounted for 8.8% of the outstanding balance in accounts receivable (2005: 12.4%; 2004: 8.4%).

NOTE 20	Research and Development

Research and Development consists of the following:

	Year ended December 31,
	2004	2005	2006
Research and development expenses from continuing operations	81,864	91,564	89,719
Research and development grants and credits	(1,113)	(1,735)	(1,589)

Research and development from continuing operations	80,751	89,829	88,130
Research and development expenses included in discontinued operations	4,123	10,839	2,477

Total research and development	84,874	100,668	90,607

The Company’s operations in the Netherlands, Germany and the United States receive research and development grants and credits from various sources. The research and development grant received from governmental sources in the Netherlands is contingently repayable to the extent the Company recognizes sales of products to which the credit is related within an agreed upon period. The Company does not recognize a liability on the Consolidated Balance Sheet in respect of this credit until it recognizes sales of products to which the credit is related, within the agreed upon period and is then charged to cost of sales when such sales are recorded. The repayment amounts to 4.0% of the realized sales of these products. Interest on the contingent repayments is accrued at an interest rate of 6.05% per annum. The contingent repayment, including accrued interest, was € 3,236 at December 31, 2005 and € 3,093 at December 31, 2006. This amount has not been recognized as a liability in the Consolidated Balance Sheet since the Company has not recognized sales of products to which the credit is related. In 2004, 2005 and 2006 the Company accounted for repayments with respect to these credits of € 296, € 162 and € 243 respectively.

NOTE 21 Income Taxes

The components of earnings (loss) before income taxes and minority interest consist of:

	Year ended December 31,
	2004	2005	2006
The Netherlands	(12,871)	(15,129)	13,781
Other countries	90,437	22,996	88,275

	77,566	7,867	102,056

Earnings from continuing operations before income taxes and minority interest	84,896	56,331	122,406
Loss from discontinued operations before income taxes	(7,330)	(48,464)	(20,350)

	77,566	7,867	102,056

The income tax benefit (expense) consists of:

	Year ended December 31,
	2004	2005	2006
Current:
The Netherlands	—	—	—
Other countries	(10,850)	(6,757)	(14,246)

	(10,850)	(6,757)	(14,246)
Deferred:
The Netherlands	—	—	—
Other countries	275	(550)	151

	275	(550)	151

Income tax benefit (expense)	(10,575)	(7,307)	(14,095)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the Netherlands statutory income tax rates is set forth as follows:

	Year ended December 31,
	2004	2005	2006
Earnings before income taxes and minority interest	77,566	7,867	102,056
Netherlands statutory income tax rate	34.5%	31.5%	29.6%
Income tax provision at statutory rate	(26,760)	(2,478)	(30,209)
Non-deductible expenses	(1,328)	(11,124)	(6,978)
Foreign taxes at a rate other than the Netherlands statutory rate	19,709	20,010	29,397
Valuation allowance	(13,729)	(19,750)	(7,493)
Non-taxable income	12,859	8,871	9,340
Other	(1,326)	(2,836)	(8,152)

Income tax benefit (expense)	(10,575)	(7,307)	(14,095)

Included in non-taxable income is € 6,472 regarding the Company’s manufacturing operations in Singapore where income covering certain products is non-taxable under a tax incentive scheme granted by the Singapore tax authority. The tax exemption scheme has a term ending December 31, 2010.

The government of the Netherlands has enacted income tax rate reductions at the end of 2004 to 31.5% in 2005, at the end of 2005 to 29.6 % in 2006, and at the end of 2006 to 25.5% for 2007 and following years. The Company’s deferred tax assets and liabilities have been determined in accordance with these statutory income tax rates.

Deferred income taxes consist of the following:

	December 31,
	2005	2006
Deferred tax assets:
Reserves and allowances	2,261	2,961
Net operating losses	122,026	105,280
Other	215	376

Gross deferred tax assets	124,502	108,617
Less: valuation allowance	(115,106)	(103,531)

Net deferred tax assets	9,396	5,086
Deferred tax liabilities:
Depreciation	(1,919)	(725)
Research and development credits	(4,061)	(789)
Other	(350)	—

Deferred tax liabilities	(6,330)	(1,514)

Net deferred income taxes	3,066	3,572

Deferred tax assets and liabilities are classified in the balance sheet as follows:

	December 31,
	2005	2006
Deferred tax assets—current	2,841	3,140
Deferred tax assets—non-current	536	1,052
Deferred tax liabilities—non-current	(311)	(620)

	3,066	3,572

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2006 of € 354,566 for tax return purposes to reduce future income taxes, mainly in Europe and the United States. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating losses, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating losses. Accordingly, a valuation allowance of € 115,106 in 2005 and € 103,531 in 2006 has been recorded.

The amounts and expiration dates of net operating losses for tax purposes are as follows:

Expiration year
2007	1,035
2008	1,155
2009	2,045
2010	2,818
2011	221,486
2012	3,334
2017	56,150
2018	5,614
2019	1,061
2021	1,531
2022	10,555
2023	7,780
2024	558
2025	8,640
2026	16,453
Unlimited	14,351

Net operating losses	354,566

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2006 undistributed earnings of subsidiaries, subject to withholding taxes, were approximately € 20,582. These earnings could become subject to foreign withholding taxes if they were remitted as dividends or if the Company should sell its interest in the subsidiaries. However, the Company believes that Netherlands tax credits would largely eliminate any foreign withholding tax that might otherwise be due.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws. The Company’s estimate for the potential outcome of any uncertain tax issue is highly judgmental. Tax contingencies mainly relate to transfer pricing positions, operational activities in countries where the Company is not tax registered, tax deductible costs and personnel related taxes. In December 2006, the Hong Kong Inland Revenue Department has issued an enquiry letter to the Company’s subsidiary ASMPT with an attempt to investigate the ASMPT Group’s tax affairs and other details. Settlement of tax uncertainties in a manner inconsistent with the Company’s expectations could have a material impact on the Company’s earnings, financial position and cash flows.

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

The back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 53.35% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia.

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2004

Net sales to unaffiliated customers	355,565	398,680	754,245
Gross profit	104,312	177,778	282,090
Earnings (loss) from operations	(9,227)	104,581	95,354
Net interest income (expense)	(11,163)	816	(10,347)
Foreign currency transaction losses, net	(72)	(39)	(111)
Income tax expense	(4,254)	(6,321)	(10,575)
Gain on dilution of investment in subsidiary	2,656	—	2,656
Minority interest	—	(45,608)	(45,608)
Net earnings (loss) from continuing operations	(22,060)	53,429	31,369
Net loss from discontinued operations	(7,330)	—	(7,330)
Net earnings (loss)	(29,390)	53,429	24,039

Capital expenditures	27,011	31,131	58,142
Purchase of other intangibles	776	—	776
Depreciation	16,353	18,956	35,309
Amortization of other intangible assets	1,389	—	1,389
Impairment and disposal of discontinued operations	417	—	417
Cash and cash equivalents	146,558	72,061	218,619
Capitalized goodwill	48,598	40,711	89,309
Other intangible assets	8,833	—	8,833
Other identifiable assets	320,267	186,806	507,073
Total assets	524,256	299,578	823,834
Total debt	297,253	—	297,253
Headcount in full-time equivalents [1]	1,492	6,768	8,260

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2005

Net sales to unaffiliated customers	357,913	366,785	724,698
Gross profit	89,742	165,635	255,377
Earnings (loss) from operations	(31,818)	98,694	66,876
Net interest income (expense)	(11,958)	1,541	(10,417)
Foreign currency transaction gains (losses), net	174	(302)	(128)
Income tax expense	(1,095)	(5,571)	(6,666)
Gain on dilution of investment in subsidiary	2,781	—	2,781
Minority interest	—	(43,558)	(43,558)
Net earnings (loss) from continuing operations	(41,916)	50,804	8,888
Net loss from discontinued operations	(49,105)	—	(49,105)
Net earnings (loss)	(91,021)	50,804	(40,217)

Capital expenditures	24,622	20,015	44,637
Purchase of other intangibles	732	—	732
Depreciation	20,046	15,960	36,006
Amortization of other intangible assets	1,748	—	1,748
Impairment of property, plant and equipment	3,308	—	3,308
Impairment and disposal of discontinued operations	33,128	—	33,128
Cash and cash equivalents	55,329	79,671	135,000
Capitalized goodwill	26,005	47,004	73,009
Other intangible assets	9,177	—	9,177
Other identifiable assets	341,652	253,470	595,122
Total assets	432,163	380,145	812,308
Total debt	257,350	50	257,400
Headcount in full-time equivalents [1]	1,691	7,760	9,451

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2006

Net sales to unaffiliated customers	409,383	468,108	877,491
Gross profit	127,856	210,961	338,817
Earnings from operations	1,390	128,090	129,480
Net interest income (expense)	(9,131)	3,307	(5,824)
Foreign currency transaction losses, net	(1,228)	(22)	(1,250)
Income tax expense	(976)	(13,119)	(14,095)
Gain on dilution of investment in subsidiary	1,255	—	1,255
Minority interest	—	(54,882)	(54,882)
Net earnings (loss) from continuing operations	(8,690)	63,374	54,684
Net loss from discontinued operations	(20,350)	—	(20,350)
Net earnings (loss)	(29,040)	63,374	34,334

Capital expenditures	18,811	20,563	39,374
Purchase of other intangibles	2,611	687	3,298
Depreciation	18,070	16,997	35,067
Amortization of other intangible assets	2,053	386	2,439
Impairment and disposal of discontinued operations	12,841	—	12,841
Cash and cash equivalents	104,599	89,273	193,872
Capitalized goodwill	14,253	40,323	54,576
Other intangible assets	4,646	302	4,948
Other identifiable assets	328,257	250,644	578,901
Total assets	451,755	380,542	832,297
Total debt	227,793	707	228,500
Headcount in full-time equivalents [1]	1,860	9,008	10,868

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

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

Geographical information is summarized as follows:

	Europe	United States	Japan	Southeast Asia	Corporate	Consolidated
Year ended December 31, 2004

Net sales to unaffiliated customers	75,352	149,939	83,567	445,387	—	754,245
Long-lived assets	15,222	23,584	20,405	82,100	1,385	142,696
Total assets	81,528	158,385	113,377	323,802	146,782	823,834
Capital expenditures	5,760	9,211	3,771	39,342	58	58,142
Purchase of intangible assets	—	51,033	—	8,913	1,922	61,868

Year ended December 31, 2005

Net sales to unaffiliated customers	107,835	148,124	54,993	413,746	—	724,698
Long-lived assets	12,902	24,172	24,024	100,933	1,312	163,343
Total assets	99,651	139,153	106,141	426,496	40,867	812,308
Capital expenditures	2,402	11,033	9,622	22,952	42	46,051
Purchase of intangible assets	137	208	—	387	—	732

Year ended December 31, 2006

Net sales to unaffiliated customers	102,098	159,686	69,746	545,961	—	877,491
Long-lived assets	11,616	20,690	18,449	99,281	1,229	151,265
Total assets	94,859	121,373	95,427	429,559	91,079	832,297
Capital expenditures	2,264	8,078	3,452	25,580	—	39,374
Purchase of intangible assets	11	339	—	1,022	1,926	3,298

Long-lived assets for the years ended December 31, 2004, 2005 and 2006 consist of the Company’s property, plant and equipment.

NOTE 23 Selected Operating Expenses and Additional Information

Personnel expenses for employees were as follows:

	Year ended December 31,
	2004	2005	2006
Wages and salaries	156,754	163,065	187,757
Social security	15,905	16,755	17,414
Pension expenses	8,124	9,170	10,327

	180,783	188,990	215,498

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:
	Year ended December 31,
	2004	2005	2006
The Netherlands	327	339	340
Other European countries	154	173	178
United States	530	606	614
Southeast Asia	6,889	7,505	8,704
Japan	260	273	284

	8,160	8,896	10,120

NOTE 24 Earnings (Loss) per Share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2004	2005	2006
Net earnings (loss) used for purpose of computing basic earnings per share	24,039	(40,217)	34,334
After-tax equivalent of interest expense on convertible subordinated notes	—	—	—

Net earnings (loss) used for purposes of computing diluted net earnings (loss) per share	24,039	(40,217)	34,334

Basic weighted average number of shares outstanding during the year used for purpose of computing basic earnings per share	51,540	52,638	53,403
Dilutive effect of stock options	318	—	172

Dilutive weighted average number of shares outstanding	51,858	52,638	53,575

Net earnings (loss) per share:
Basic net earnings from continuing operations	0.61	0.17	1.02
Basic net loss from discontinued operations	(0.14)	(0.93)	(0.38)
Basic net earnings (loss)	0.47	(0.76)	0.64

Diluted net earnings from continuing operations	0.60	0.17	1.02
Diluted net loss from discontinued operations	(0.14)	(0.93)	(0.38)
Diluted net earnings (loss)	0.46	(0.76)	0.64

For the year ended December 31, 2006, the effect of 11,887 conversion rights to acquire common stock was anti-dilutive. As a result of the losses incurred by the Company there is no difference between the basic and diluted loss per share for the year 2005, as the effects of the exercise of stock options and the conversion of the convertible subordinated debt borrowings would be anti-dilutive. For the year ended December 31, 2005, the effect of 152 stock options and 11,887 conversion rights to acquire common stock was anti-dilutive. For the year ended December 31, 2004, the effect of 11,217 conversion rights to acquire common stock was anti-dilutive.

NOTE 25 Board Remuneration

The following table sets forth as to all current and former members of the Management Board and Supervisory Board of the Company information concerning all remuneration from the Company (including its subsidiaries) for services in all capacities:

	Base compensation	Bonuses	Pensions	Retirement compensation	Year ended December 31,
					2006	2005
					Total	Total
Management Board:
A.H. del Prado	583	—	—	—	583	583
P. Lam See Pong [1]	644	666	78	208	1,596	994
W.K. Lee [2]	196	106	12	—	314	—
C.D. del Prado [3]	258	—	12	—	270	—
A.J.M. van der Ven	275	—	18	—	293	186	[4]
J.F.M. Westendorp [3]	314	27	18	—	359	—
R.L. de Bakker [5]	—	—	—	—	—	103
H.D.J. Pietersma [6]	—	—	—	—	—	696

	2,270	799	138	208	3,415	2,562
Supervisory Board:
P.C. van den Hoek	54	—	—	—	54	38
E.A. van Amerongen	35	—	—	—	35	26
L.P.E.M. van den Boom	31	—	—	—	31	11
B.C. Brix [7]	15	—	—	—	15	—
J.M.R. Danneels [8]	29	—	—	—	29	59
J. den Hoed [9]	16	—	—	—	16	22
H.W. Kreutzer [10]	3	—	—	—	3	—
A. Baan [11]	—	—	—	—	—	11

	183	—	—	—	183	167

(1)	All remuneration for Mr. P. Lam See Pong relates to the compensation he received in his former capacity as Managing Director of ASMPT.

(2)	Mr. W.K. Lee was appointed member of the Management Board effectively January 1, 2007. All remuneration for the year ended December 31, 2006 relates to the compensation he received in his former capacity as General Manager Southern Region of ASM Pacific Technology.

(3)	Appointed member of the Management Board effectively May 18, 2006, remuneration for serving in all capacities during the year ended December 31, 2006.

(4)	For the period May 15, 2005 through December 31, 2005.

(5)	For the period January 1, 2005 through May 31, 2005.

(6)	For the period January 1, 2005 through May 10, 2005. The remuneration of 2005 includes a retirement agreement of € 498 with respect to the retirement of Mr. Pietersma from the Management Board.

(7)	For the period May 18, 2006 through December 31, 2006.

(8)	The remuneration of 2005 includes the compensation of € 38 Mr. Danneels received for additional business review consultancy.

(9)	For the period January 1, 2006 through July 31, 2006.

(10)	For the period November 27, 2006 through December 31, 2006.

(11)	For the period January 1, 2005 through May 19, 2005.

The remuneration for the Supervisory Board has been determined by the General Meeting of Shareholders.

No stock options have been issued to members of the Supervisory Board. The following table shows the outstanding options to purchase ASM International N.V. common shares held by current and former members of the Management Board, and changes in such holdings during 2006:

	Year of grant	Outstanding January 1, 2006	Granted in 2006	Forfeited in 2006	Exercised in 2006	Outstanding December 31, 2006	Exercise price		Remaining term, in years
A.H. del Prado	2001	250,000	—	—	250,000	—		—	—
A.H. del Prado [1]	2006	—	100,856	—	—	100,856		€14.08	8
P. Lam See Pong	2001	100,000	—	—	100,000	—		—	—
C.D. del Prado [2]	2003	20,000	—	—	—	20,000	US$	11.35	7
C.D. del Prado [1]	2006	—	35,680	—	—	35,680		€14.08	8
A.J.M. van der Ven [3]	2005	30,000	—	—	—	30,000		€11.18	7
A.J.M. van der Ven [1]	2006	—	20,000	—	—	20,000		€14.13	8
A.J.M. van der Ven [1]	2006	—	15,680	—	—	15,680		€14.08	8
J.F.M. Westendorp [4]	2001	7,500	—	—	—	7,500		€15.00	1
J.F.M. Westendorp [4]	2006	—	56,000	—	—	56,000		€15.40	5
J.F.M. Westendorp [1]	2006	—	42,816	—	—	42,816		€14.08	8

		407,500	271,032	—	350,000	328,532

New shares have been issued for the exercise of options.

The remuneration and stock option grants for the Management Board have been determined by the Supervisory Board.

(1)	These options are conditional. A percentage—not exceeding 150%—of the options which have been granted conditionally will become unconditional after three years, based on the total return of the Company’s shares for the three years after the options are granted compared to the average total return of the shares of a relevant number of companies which are similar to the Company during the same three-year period. The options are granted for a term of eight years.

(2)	These options are granted for a term of ten years, and become exercisable in equal parts over a five year period.

(3)	These options are granted for a term of eight years, and become exercisable in equal parts over a three year period, starting 2008.

(4)	These options are granted for a term of five years, and become exercisable in equal parts over a five year period.

In February 2006, Mr. P. Lam See Pong in his former capacity of Director of the Board of ASMPT was granted 180,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. These shares were issued in December 2006. The fair value of the shares granted amounted to € 737. In February 2005 Mr. P. Lam See Pong was granted 180,000 shares in the share capital of ASMPT, which were issued in December 2005. The fair value of the shares granted amounted to € 624.

In February 2006, Mr. W.K. Lee in his former capacity of General Manager Southern Region of ASMPT was granted 65,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. The shares were issued in December 2006. The fair value of the shares granted amounted to € 266.

NOTE 26	Share Ownership and Related Party Transactions

The ownership or controlling interest of outstanding common shares of ASM International N.V. by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2005		December 31, 2006
	Shares owned	Percentage of shares outstanding	Shares owned	Percentage of shares outstanding
Management Board:
A.H. del Prado	3,784,839	7.18%	3,784,839	7.03%
P. Lam See Pong	395,300	0.75%	20,000	0.04%
C.D. del Prado	132,945	0.25%	132,945	0.25%
J.F.M. Westendorp	6,000	0.01%	6,000	0.01%

Supervisory Board:
P.C. van den Hoek	300,000	0.57%	300,000	0.56%

Stichting Administratiekantoor ASMI	7,692,039	14.60%	7,692,039	14.29%

Stichting Administratiekantoor ASMI is a trust controlled by Mr. A.H. del Prado. The number of shares owned by Stichting Administratiekantoor ASMI includes 713,000 common shares which are beneficially owned by Mr. C.D. del Prado.

In 2006, Mr. P. Lam See Pong sold 375,300 shares in the share capital of the Company at market prices.

In 2005, Mr. P. Lam See Pong sold 2,180,000 shares in the share capital of ASMPT at market prices and Mr. P.C. van den Hoek sold 920,000 shares in the share capital of ASMPT at market prices.

In 2006, Mr. P. Lam See Pong sold 811,000 shares in the share capital of ASMPT at market prices and Mr. P.C. van den Hoek sold 450,000 shares in the share capital of ASMPT at market prices.

At December 31, 2006 Mr. P. Lam See Pong was owner of 339,000 shares in the share capital of ASMPT. This represents 0.09% of the total outstanding shares of ASMPT.

NanoPhotonics AG—In 1999, the Company acquired a 24.0% interest in NanoPhotonics, a German supplier of precision thin film metrology equipment, for € 407. In 1999, the Company’s Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics. Due to the issuance of new shares by NanoPhotonics to third parties in 2003, the Company’s interest diluted to 23.61% and the Chief Executive Officer’s interest diluted to 43.77%. In 2004 the Chief Executive Officer purchased an additional 1.72% interest in NanoPhotonics from another shareholder. For all the shares purchased by the Chief Executive Officer, the Company and the Chief Executive Officer agreed that the Company could purchase such shares at the same price the officer paid to acquire the shares. The Company exercised this option in December 2005, for a total consideration of € 1,101. In 2006 the Company acquired an additional 2% interest in NanoPhotonics for a consideration of € 300. At December 31, 2006 the Company holds a 71.1% interest in NanoPhotonics. At December 31, 2005 and December 31, 2006, the Company has provided NanoPhotonics with intercompany loans of € 8,909 and € 10,409, respectively. In 2004, 2005 and 2006 the Company purchased equipment from NanoPhotonics in the amount of € 271, € 427 and € 648, respectively.

In March 2000, the Company made an interest-bearing loan to its Chief Executive Officer in connection with the exercise of stock options at an average interest rate for 2006 of 5.12%. The outstanding amount of the loan is € 230 at December 31, 2006 and is secured by the shares received in the stock option exercise. The Company has custody of the shares until the loan is repaid. The loan has been included under other assets in the Consolidated Balance Sheet.

On June 2, 2004, the Company acquired the remaining 84.3% interest in NuTool, a privately held semiconductor equipment company based in California, United States. As a result of the acquisition, the Company owns 100% of the outstanding stock of NuTool. The Company’s Chief Executive Officer owned 127,878 shares of NuTool’s Series D Preferred Stock prior to acquisition of the remaining 84.3% interest. In consideration for his ownership of NuTool stock, he received 22,586 of the Company’s common shares valued at US$ 481,759.

The Chairman of the Supervisory Board, Mr. P.C. van den Hoek, is a partner in the European law firm of Stibbe. Another partner at Stibbe serves as the Company’s general outside legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. P.C. van den Hoek also serves on the boards of directors of various European companies. Fees for services to Stibbe amounted to € 226 and € 521 in 2005 and 2006, respectively.