Form 20-F
period 2007-12-31
ASM INTERNATIONAL N V
filed 2008-04-01
CIK 351483

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2007

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

Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 54,005,214 common shares; no preferred shares.

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

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International

Accounting Standards Board  ☐    Other  ☐

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

Forward Looking and Safe Harbor Statement

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future revenue, sales, income, expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. (“ASM Pacific Technology”), business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, product shipment dates and outlooks. These statements may be found under Item 5 “Operating and Financial Review and Prospects” and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as “may,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in Item 4 “Information on the Company” and the risks discussed in Item 3.D “Risk factors.” The risks described are not the only ones facing ASMI. Some risks are not yet known and some that we do not currently believe to be material could later become material. Each of these risks could materially affect our business, revenues, income, assets, liquidity and capital resources. All statements are made as of the date of this report, and we assume no obligation and do not intend to update or revise any forward-looking statements to reflect future developments or circumstances.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected consolidated financial data.

You should read the following selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects” and Item 18 “Financial Statements.”

The selected consolidated financial data presented below as of and for the years ended December 31, 2006 and 2007 have been derived from our audited Consolidated Financial Statements included in Item 18. The selected Consolidated Statements of Operations data presented below for the year ended December 31, 2005 have been derived from our audited Consolidated Statements of Operations as included in Item 18. The selected Consolidated Balance Sheet data presented below as of December 31, 2003, 2004 and 2005, and the selected Consolidated Statements of Operations data presented below for the years ended December 31, 2003 and 2004, have been derived from our audited Consolidated Financial Statements which are not included in this report.

	2003	2004	2005	2006	2007
	(€ in thousands, except per share data)
Consolidated Statements of Operations data:
Net sales	€581,868	€754,245	€724,698	€877,491	€955,239
Cost of sales	(380,597)	(472,155)	(469,321)	(538,674)	(594,163)

Gross profit	201,271	282,090	255,377	338,817	361,076
Operating expenses:
Selling, general and administrative	(108,019)	(105,682)	(98,073)	(120,654)	(129,676)
Research and development, net	(79,053)	(80,751)	(89,829)	(88,130)	(83,468)
Amortization of other intangible assets	—	(303)	(599)	(553)	(553)

Total operating expenses	(187,072)	(186,736)	(188,501)	(209,337)	(213,697)

Earnings from operations	14,199	95,354	66,876	129,480	147,379
Interest income	1,393	2,223	5,746	5,902	6,113
Interest expense	(11,692)	(11,364)	(15,844)	(11,726)	(9,866)
Expense resulting from early extinguishment of debt	—	(1,206)	(319)	—	(10,049)
Foreign currency exchange losses, net	(2,479)	(111)	(128)	(1,250)	(1,020)

Earnings from continuing operations before income taxes and minority interest	1,421	84,896	56,331	122,406	132,557
Income tax expense	(7,112)	(10,575)	(6,666)	(14,095)	(19,245)

Earnings (loss) from continuing operations before minority interest	(5,691)	74,321	49,665	108,311	113,312
Minority interest	(24,570)	(45,608)	(43,558)	(54,882)	(55,345)
Gain on dilution of investment in subsidiary	941	2,656	2,781	1,255	3,010

Net earnings (loss) from continuing operations	(29,320)	31,369	8,888	54,684	60,977
Loss from discontinued operations before income taxes [1]	(2,770)	(7,330)	(48,464)	(20,350)	—
Income tax expense	—	—	(641)	—	—

Net loss from discontinued operations	(2,770)	(7,330)	(49,105)	(20,350)	—
Net earnings (loss)	€(32,090)	€24,039	€(40,217)	€34,334	€60,977

	2003	2004	2005	2006	2007
Earnings per Share data:
Basic net earnings (loss) from continuing operations per share:	€(0.59)	€0.61	€0.17	€1.02	€1.13
Basic net loss from discontinued operations per share:	€(0.06)	€(0.14)	€(0.93)	€(0.38)	€—
Basic net earnings (loss) per share	€(0.65)	€0.47	€(0.76)	€0.64	€1.13
Diluted net earnings (loss) from continuing operations per share:	€(0.59)	€0.60	€0.17	€1.02	€1.07
Diluted net loss from discontinued operations per share:	€(0.06)	€(0.14)	€(0.93)	€(0.38)	€—
Diluted net earnings (loss) per share:	€(0.65)	€0.46	€(0.76)	€0.64	€1.07
Basic weighted average number of shares (thousands)	49,642	51,540	52,638	53,403	53,968
Diluted weighted average number of shares (thousands)	49,642	51,858	52,638	53,575	65,076

Other data:
Number of common shares outstanding at year end (in thousands)	50,062	52,618	52,679	53,829	54,005
Dividends declared	—	—	—	—	€0.10

	December 31,
	2003	2004	2005	2006	2007
	(€ in thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	€154,866	€218,619	€135,000	€193,872	€167,923
Total assets	661,978	823,834	812,308	832,297	840,333
Total debt	207,623	297,253	257,400	228,500	186,936
Total shareholders’ equity	204,609	256,716	238,594	276,458	318,878

(1)	The restructuring of ASM NuTool in 2005 followed by the sale of substantially all of the ASM NuTool patent portfolio to a third party in December 2006 required ASM NuTool to be accounted for retroactively as discontinued operations under US GAAP in our Consolidated Financial Statements.

Exchange Rate Information

The following table sets forth, for each period indicated, specified information regarding the U.S. dollar per euro exchange rates based on the noon buying rate in New York City for cable transfers payable in euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.” On March 14, 2008, the noon buying rate was 1.5561 U.S dollars per euro.

U.S. Dollar per Euro Exchange Rate

	September 2007	October 2007	November 2007	December 2007	January 2008	February 2008	March 2008 [1]
High	1.4219	1.4468	1.4862	1.4759	1.4877	1.5187	1.5604
Low	1.3606	1.4092	1.4435	1.4344	1.4574	1.4495	1.5195

	Years Ended December 31,
	2003	2004	2005	2006	2007
Average exchange rate [2]	1.1411	1.2464	1.2400	1.2661	1.3797

(1)	Through March 14, 2008.
(2)	Average of the exchange rates on the last day of each month during the period presented.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

RISKS RELATED TO OUR INDUSTRY

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The timing, length and severity of these cycles are difficult to predict. Accordingly, the market is volatile and hard to predict. Semiconductor manufacturers may contribute to the severity of these cycles by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. In any event, the lag between changes in demand for semiconductor devices and changes in demand for our products by semiconductor manufacturers accentuates the intensity of these cycles in both expansion and contraction phases. We may not be able to respond timely and effectively to these industry cycles.

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

Industry upturns have been characterized by fairly abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel, and fund such increase of manufacturing capacity. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

Our future success depends upon commercial acceptance of products incorporating new technologies we are developing, such as new plasma enhanced and atomic layer deposition processes, rapid thermal processes, dielectric deposition processes of materials with lower k-values, and low temperature epitaxy processes on silicon based materials. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products which can result in significant write-downs and impairment charges and costs. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including, without limitation:

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

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. In 2007, we invested € 83.5 million in research and development, or 8.7% of our net sales, of which € 53.6 million was invested in our front-end business. Historically we have received substantial cash dividends from our majority-owned subsidiary, ASM Pacific Technology, some of which we utilized to support our front-end research and development expenses. In November 2006, we stated our commitment that for at least the years 2007, 2008 and 2009 we would not use cash dividends from ASM Pacific Technology to support our front-end business. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” If we have insufficient cash flow from our front-end businesses to support the necessary level of research and development, we will have to fund such expenditures by diminishing our cash balances, or utilizing our credit facilities or reduce our level of research and development expenses.

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

We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include amongst others Applied Materials, Novellus Systems, Tokyo Electron, Kokusai, Aviza, and Jusung. Our primary competitors in the back-end business include amongst others Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

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

RISKS RELATED TO OUR BUSINESS

Our quarterly revenues and earnings from operations fluctuate due to a variety of market and business factors, which may result in volatility or a decrease in the price of our common shares.

Our quarterly revenues and earnings from operations have varied significantly in the past and may vary in the future due to a number of factors, including, without limitation:

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

•

foreign currency exchange rate fluctuations; e.g. appreciation of the euro versus the Japanese yen and U.S. dollar, which would negatively affect the competitiveness of those manufacturing activities that are domiciled in countries whose currency is the euro; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our earnings from operations from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our earnings from operations for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our earnings from operations. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our financial position and net earnings.

As a result of these factors, our revenues or earnings from operations may vary significantly from quarter to quarter. Any shortfall in revenues or earnings from operations from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. Accordingly, the sales cycles of our products often last for many months or even years, thereby requiring us to invest significant resources in attempting to complete sales.

Long sales cycles also subject us to other risks, including customers’ budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers’ purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our earnings from operations.

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

Substantially all of our equipment sales have specific commercial terms and are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience difficulties in adhering to and demonstrating compliance with such terms and other contractual obligations, which can lead to unanticipated expenses for the performance of the contract or the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our cost of goods sold and earnings from operations will be adversely affected. If we are not able to demonstrate compliance with the particular contract or the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial action, including payment of damages or adjusted pricing, any one of which could negatively affect our earnings from operations.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or if they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 9.6% and our ten largest customers accounted for 32.4% of our net sales in 2007. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth and ongoing research and development activities. If we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete, particularly in our front-end business. In November 2006, we stated our commitment that for at least the years 2007, 2008 and 2009 we would not use cash dividends from our majority-owned subsidiary, ASM Pacific Technology, which represents our back-end business, to support our front-end business. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We may require additional capital to finance our future growth and fund our ongoing research and development activities beyond 2008 particularly with regard to our front-end business. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

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

The success of our operations depends in significant part upon the experience of our management team. We do not have employment agreements with some members of our management team and we do not maintain “key man” life insurance policies. The unexpected loss of services from our key executives and the transition process with new management could harm or cause difficulties in our business, prospects, financial position and net earnings.

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

We have in the past experienced intense competition for skilled personnel during market expansions and believe competition will be intense if the semiconductor market experiences a sustained expansion. Consequently, we generally attempt to minimize reductions in skilled personnel in reaction to industry downturns, which reduces our ability to lower costs by payroll reduction.

Although we currently are a majority shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours. This event would have a significant negative effect on our consolidated earnings from operations.

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology in our results. ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2007, we owned 53.10% of ASM Pacific Technology through our wholly-owned subsidiary, Advanced Semiconductor Materials (Netherlands Antilles) N.V., a Netherlands Antilles company, and the remaining 46.90% was owned by the public. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations in ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our Consolidated Statements of Operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our Consolidated Balance Sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

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

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Cash dividends received from ASM Pacific Technology totaled € 37.0 million, € 59.0 million and € 49.0 million, in 2005, 2006 and 2007, respectively. In the past, we have used these dividends in our front-end business. In November 2006, we announced our commitment that for at least the years 2007, 2008 and 2009 we would not use these cash dividends to support our front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, pay dividends on our common shares, or purchase shares of ASM Pacific Technology. See Item 5. “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

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

We outsource a substantial portion of the manufacturing of our front-end business to a limited number of suppliers. We continuously develop additional internal and external sources of supply for these manufacturing processes, including our front-end manufacturing facility in Singapore. If our suppliers were unable or unwilling to deliver products in a timely manner to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

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

In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others.

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

•

obtain from the owner of the infringed intellectual property right a license to sell, produce, use, have sold, have produced or have used the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials a settlement fee and to grant it a worldwide, non-exclusive and royalty-free license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses granted by Applied Materials to us expire at the end of the life of the underlying patents which expire at various times through 2014. Our obligation to pay certain royalties to Applied Materials continues until the expiration of the corresponding underlying patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. These covenants, which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

Additional litigation with Applied Materials regarding other matters or the operation of the settlement agreement itself could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position.

We must offer a possible change of control transaction to Applied Materials first.

Pursuant to our 1997 settlement agreement with Applied Materials, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

We operate worldwide; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

We market and sell our products and services throughout the world. A substantial portion of our manufacturing employees and operations are in the People’s Republic of China and the success of our business depends substantially on those operations. In addition, we have manufacturing facilities in the Netherlands, the United States, Japan, Hong Kong, Singapore, Malaysia and South Korea. Our operations are subject to risks inherent in doing business internationally, including, without limitation:

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

To the extent that such disruptions slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and operating results could be materially and adversely affected.

Our net earnings could be negatively impacted by currency fluctuations.

Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements,

including our Consolidated Financial Statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our assets, liabilities and operating expenses are exposed to fluctuations of various foreign currency exchange rates.

In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products for sales to our customers throughout the world are currently denominated in various foreign currencies including, but not limited to, U.S. dollar, euro, Japanese yen and Chinese yuan. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency, and could increase relative to prices of our competitors, and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and earnings from operations could be subject to additional foreign exchange rate fluctuations.

Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our financial position, net earnings and cash flow.

If our products are found to be defective, we may be required to recall and/or replace them, which could be costly and result in a material adverse effect on our business, financial position and net earnings.

One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns and product liability claims that could impose substantial costs and have a material and adverse effect on our business, financial position and net earnings.

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

In February 2003, the European Commission published a directive on waste electrical and electronic equipment (“WEEE”), which has been implemented in the Netherlands. In principle, the rules result in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection and separation of WEEE. Producers of WEEE must provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE. Another directive of the European Commission (Directive 2002/95/EC) provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. To the extent these and other similar regulations in other countries apply to our business in Europe and elsewhere throughout the world, these measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials.

Our founder and members of our Supervisory Board and Management Board control approximately 22.1% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board and makes it substantially more difficult for a shareholder group to remove or elect such members without the support of our founder and members of the Supervisory Board and Management Board.

Our founder controlled approximately 21.3% of the voting power of our outstanding common shares as of December 31, 2007, and the members of our Supervisory Board and Management Board as a group controlled approximately 0.8% of the voting power of our outstanding common shares as of that date. Accordingly, these persons have significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at a general meeting of shareholders will be elected if they receive a majority of the votes cast at the meeting. Nominees to the Supervisory Board or Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at the meeting, provided such affirmative votes represent more than half our issued capital. Members of the

Supervisory and Management Boards may be removed only by the affirmative vote of a majority of the votes cast at a meeting, and, unless such removal is recommended by the Supervisory Board, the affirmative votes must represent more than half our issued capital. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of our founder and the Supervisory Board and Management Board.

Our anti-takeover provisions may prevent a beneficial change of control.

The Company has granted to Stichting Continuïteit ASM International (“Stichting”), a non-membership organization with a board composed of three independent members, the right to acquire and vote our preferred shares. The objective of Stichting is to serve the interests of the Company. To that objective Stichting may, amongst others, acquire, own and vote our preferred shares in order to maintain our independence and/or continuity and/or identity. This may prevent a change of control from occurring. For additional information regarding Stichting, see Item 7. “Major Shareholders and Related Party Transactions.”

These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2007 and December 31, 2007, the sales price of our common shares, as reported on the NASDAQ Global Select Market, ranged from a low of US$ 20.94 to a high of US$ 30.32. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following, without limitation:

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	changes in analysts’ earnings estimates and recommendations;

•	developments in the financial markets;

•	quarterly fluctuations in operating results;

•	general economic, political and market conditions, such as recessions or foreign currency fluctuations; or

•	general conditions in the semiconductor and semiconductor equipment industries.

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

Compliance with Internal Controls Evaluations and Attestation Requirements.

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the U.S. Securities and Exchange Commission pursuant to the Act. Under Section 404 of the Sarbanes-Oxley Act and the related regulations, we are required to perform an evaluation of our internal controls over financial reporting and submit a management report on such controls, beginning with the year ended December 31, 2006 and annually thereafter. In addition, we were required to have our independent auditor publicly attest on our internal controls over financial reporting, beginning with the year ended December 31, 2007.

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

Front-end production systems perform processes on round slices of silicon, called a wafer. During these processes, thin films, or layers, of various materials are grown or deposited onto the wafer, or an existing thin film on a wafer undergoes modification, such as a temperature treatment, or local etching. These films form numerous individual and separable circuits on the wafer, called “dies” or “chips.” After probing and selecting these individual circuits for correct performance, the dies on the processed wafer are separated, with each die of the same wafer containing the same circuitry. Back-end production systems then assemble and connect one or more of these known good dies, or sometimes several different known good dies in a single package, to form a complex semiconductor device that will perform calculations, store data and interface with its environment.

Our front-end operations are conducted through wholly-owned subsidiaries, the most significant being ASM Europe B.V. (“ASM Europe”), located in the Netherlands, ASM America, Inc. (“ASM America”), located in the United States, ASM Japan K.K. (“ASM Japan”), located in Japan, and ASM Front-End Manufacturing Singapore Pte Ltd. (“FEMS”), located in Singapore.

Our back-end operations are conducted through our majority-owned subsidiary, ASM Pacific Technology Ltd. (“ASM Pacific Technology”), with principal operations in Hong Kong, the People’s Republic of China, Singapore, and Malaysia. At December 31, 2007, we owned 53.10% of the outstanding equity of ASM Pacific Technology.

The location of our front-end facilities allows us to interact closely with customers in the world’s major front-end geographic market segments: Europe, North America, and Asia. We address a part of the “deposition and related tools” market segment, defined by VLSI Research1. Our front-end segment accounted for 46.7% of our net sales in 2006 and 47.2% of our net sales in 2007.

Our back-end facilities are in close proximity to where most customer assembly and packaging operations are located. We address parts of the “bonding equipment” and “packaging equipment” segments as defined by VLSI Research2. We also manufacture and sell lead-frames. Our back-end segment accounted for 53.3% of our net sales in 2006 and 52.8% of our net sales in 2007.

Industry Background and Major Business Trends

Semiconductor devices are the key enablers of the electronic age. Each semiconductor device can hold many individual components, most of which are transistors. For over 30 years now, the average number of components per integrated semiconductor device, at the optimum cost-per-component, has been increased by a factor of two, every 18 to 24 months. This trend is generally referred to as Moore’s law, after Gordon Moore. Increases in complexity, along with simultaneous reductions in the cost-per-component, have mainly been achieved by reducing the size of individual transistors, so that a larger number of transistors fit within a given size die. Today, transistors less than 100nm (1 nm is equal to one billionth of a meter) long are manufactured in high volume, and several billion transistors can be manufactured on a single die with an area of a few square centimeters.

1	www.vlsiresearch.com, VIC code 460.00000, accessed November 2007.
2	www.vlsiresearch.com, VIC codes 540.00000 and 550.00000, accessed November 2007.

A second development decreases the cost per device by increasing the size of the wafer (the silicon substrate upon which semiconductors are built), so that more devices can be produced within one production cycle. Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers, with each wafer typically holding between a few dozen to several thousand individual circuits. The simultaneous increase in the complexity of devices, and the substantial decrease in cost-per-component has supported an over US$ 1.5 trillion global electronics industry (VLSI Research, Inc. December, 20073), and behind that, a semiconductor industry of approximately US$ 256 billion (Semiconductor Industry Association, February 1, 20084). The semiconductor industry in turn, is supported by the US$ 43 billion (Semi, March, 20085) semiconductor capital equipment industry which supplies the needed production systems and services.

The yield, or the fraction of chips (known good dies) on a wafer that operate according to specifications, is usually one of the most important variables that influences the financial performance of the integrated device manufacturers. Large initial investments are needed to build an automated production line in an ultra-clean environment in order to achieve high yield. The capital equipment in this production line is increasingly becoming an important determinant for the yield of the factory.

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

Our Strategy

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations, manufacturing infrastructure and sales and support offices located close to our global customers. We intend to enhance our market position by providing customers with the advanced, cost-effective, and reliable products they need, along with excellence in customer service and support. The key elements of our strategy include:

a)	Expanding returns on front-end operations while maintaining solid profitability for our back-end segment.

b)	Executing a vertical manufacturing model in front-end that follows the highly successful model of our back-end segment, by systematically increasing our operating efficiency, reducing manufacturing costs in our supply chain and locating significant parts of our manufacturing capability in more cost efficient countries.

c)	Maintaining our global reach through our operating, sales and customer service facilities in key parts of the world in order to establish and maintain long-term customer relationships.

d)	Leveraging our combined strong front-end and back-end technology leadership and manufacturing capabilities through advancements in our products and processes early in the technology lifecycle.

3	www.vlsiresearch.com, accessed February 11, 2008.
4	http://www.sia-online.org/pre_release.cfm?ID=464, accessed February 11, 2008
5	http://wps2a.semi.org/wps/portal/_pagr/103/_pa.103/248?dFormat=application/msword&docName=P043592, accessed March 26, 2008

e)	Expanding the scope and depth of our research and development capabilities through strategic alliances with independent research institutes, universities, customers and suppliers, and expanding our intellectual property portfolio by filing patent applications for key developments in equipment, processes, materials and software, and by licensing programs for our technologies.

Background of Semiconductor Manufacturing Processes

Overview

The process of manufacturing an integrated semiconductor, from raw material to finished device, includes amongst others the segments in which we participate: front-end and back-end.

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

The following is an alphabetical list of the principal front-end process technologies used by semiconductor device manufacturers:

•

Atomic Layer Deposition (“ALD”) is an advanced technology that deposits single atomic layers on wafers one at a time, and at low temperatures. This process is used to create ultra-thin films of exceptional quality and flatness. Plasma is sometimes used to enhance the process further (Plasma Enhanced ALD, PEALD).

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

Important Technology Trends for our Business

Technology Trends

The continuous demand for smaller, faster and cheaper semiconductor components drives the technology advances in the semiconductor manufacturing process. As the transistors in an integrated circuit become smaller, the cost-per-component decreases. Fortuitously, at the same time the operating speed of the transistor increases. Thus the minimum size of a single transistor in an integrated circuit is an extremely important parameter. This minimum size can be characterized by the so-called half-pitch, which is about equal to the smallest line width in the device. Today, our high volume production systems for leading-edge semiconductor devices support a half-pitch as small as 90 to 45 nanometers (one nanometer is one billionth of a meter). At ASMI, and in close cooperation with our customers, we are qualifying and testing new critical process equipment for line widths at or below 45 to 32nm. Simultaneously, we are developing new 22 to 16nm technologies in our laboratories. Today, most of the newly installed semiconductor device fabrication capacity employ 300mm wafers. Accordingly, our system and process development and sales effort is concentrated in 300mm equipment.

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

ASMI’s Response to Technology Trends

ASMI develops and manufactures wafer processing systems and new thin film materials that enable our customers to produce devices that consume less power, are faster, show less variability, are more reliable and are able to store more electrical charge. In order to meet our customers’ needs, we have developed, and are still developing many new materials. For example, in the FEOL, high-k dielectrics and novel metal electrodes can reduce the power consumption of a device, thereby enhancing battery life. This same class of materials can also lead to larger charge storage in a smaller capacitor, critical for memories and RF circuits. Another example of new materials in the FEOL is our silicon germanium (“SiGe”) and Siliciumcarbon (“SiC”) epitaxial materials that can increase the switching speed of the transistors and the circuit in which they are embedded by engineering the strain, and resulting amplification of the transistor. This can be done without negatively affecting the power these transistors consume. This same class of epitaxial material is also used in wafer manufacturing, where low defect density silicon on insulator (“SOI”), and strained SOI substrates are being developed for use in very advanced microprocessors. SOI decreases power consumption, and strained SOI, like strained silicon, enhances the switching speed of transistors.

In the BEOL or interconnect process, a continued demand to improve the speed at which signals travel through thin copper wires has lead to the development of a full suite of low-k materials. These low-k materials can decrease the amount of delay in signal propagation, resulting in, for example, faster microprocessors. ASMI has been one of the leaders in successfully introducing all these low-k materials in the market.

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

Increasing pressure on the level of integration and reduction in size of handheld or mobile devices has given rise to several alternative assembly and bonding techniques and materials, such as flip chips and several chip-scale packaging methods. Stacked die packages, in which more than one die is stacked on top of another, to form a single device, play a major role in the handheld appliance market. We are responding to the need of stacked die packages by developing better wire bonding techniques, for example, by controlling the shape of the wire loop. We are currently developing methods of working with insulated wires, which will allow for more crossed connections in a device.

Products

Market Coverage

The table below indicates the major market segments of the semiconductor equipment industry. The principal market segments in which we participate are underlined.

Market Segment [1]

Major Market Segment [1]
Test and related Systems	Wafer Processing Equipment or Front-end	Assembly and Packaging Equipment or Back-end
Automated Test Systems	Lithography Equipment	Inspection
Material Handling Systems	CMP Equipment	Dicing
Process Diagnostic Equipment	Ion Implanters	Bonding
Production Management Systems	Deposition and Related Tools [2]	Packaging
	Etching and Clean	Integrated Assembly Systems
Leadframes [3]
(1)	Based on VLSI Research Industry Segmentation.
(2)	This segment also includes diffusion and oxidation furnaces and RTP tools.
(3)	While the materials segment is not included by VLSI Research in this market segment, leadframes are a significant component of our revenues.

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

Product Platform [1]	ASMI Process Technology [1]	Products [1]	Currently participates in the Manufacturing Solution for [2] :
			Si Starting Material	FEOL- Logic [3]	FEOL- Memory [4]	FEOL- RF/ AMS [5]	BEOL- Interconnect	BEOL- SoC [6]

Advance 400 Series	ALD, CVD, diffusion/oxidation, LPCVD	A400 and A412 Vertical Furnace Systems	✓	✓	✓	✓	✓	✓

Levitor	RTA	Single Wafer Rapid Thermal Processing Systems		✓	✓

Epsilon	Epitaxy, LPCVD	Single Wafer Epitaxy Systems	✓	✓	✓	✓

Polygon	ALD, PEALD	Single Wafer Atomic Layer Deposition Systems		✓	✓

Eagle	PECVD, ALD, PEALD	Eagle, Dragon and Stellar [7] Single Wafer Processing Systems			✓		✓	✓

(1)	Advance, Levitor, Epsilon, Polygon, PEALD, Eagle, Dragon, A400, A412, and Stellar are used, registered or pending ASMI trademarks.
(2)	A checkmark in the boxes under the manufacturing application indicates one or more systems sold to a customer.
(3)	This includes CMOS transistor formation.
(4)	Includes the formation of the capacitor structure in a DRAM or Flash memory cell.
(5)	Radio Frequency/Analog Mixed Signal, including bipolar transistor formations in a BiCMOS chip.
(6)	Includes integrated passives, such as capacitors on a chip, used in, for example, single chip radio devices (“radio on a chip”).
(7)	Despite different configurations and capabilities, the Eagle, Dragon and Stellar are considered one product platform because they share the same software framework, many critical components, and product structure.

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

Epsilon

The Epsilon is our platform for single wafer epitaxy. The Epsilon product platform offers a wide range of epitaxy products and materials for many applications, ranging from high temperature silicon used in silicon starting material manufacturing, to low temperature, selective or non-selective silicon germanium (“SiGe”) and silicon germanium carbon (“SiGeC”) used in bipolar devices. More recently, low temperature selective SiGe, silicon carbon (“SiC”) and pure silicon processes for recessed and raised source-drain applications have been developed on this platform. The Epsilon 2000 is a single wafer, single reactor system for 150mm and 200mm wafers. The Epsilon 3000 was the first epitaxy system that was used for 300mm production of recessed source/drains with selective silicon-germanium. Our newest system, the Epsilon 3200, features several productivity enhancements. We expect that the continued demands from our customers to increase device speed and reduce power consumption will drive an increased use of advanced epitaxial layers in the device, particularly when deviations from planar CMOS occur.

Polygon

The Polygon is a single wafer atomic layer deposition platform. It features a six-sided central vacuum handler, capable of hosting up to four reactors. One or more Pulsar 3000 modules, the latest generation of the industry’s first ALD reactor, or EmerALD modules with PEALD technology, can also be integrated into the system platform. Products built on this product platform are currently being used in ALD high-k gate dielectrics for FEOL logic, (embedded) DRAM capacitor dielectrics for SoC, blocking layers for non-volatile memories, magnetic head gap fill, and MIM capacitor applications for SoC. Products can be configured for either 200mm or 300mm wafer processing. Processes for the SoC related applications will in the future be offered on the Eagle product platform.

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

ALCVD: Atomic Layer Deposition and Plasma Enhanced Atomic Layer Deposition

ALCVD is one of the newest technologies to deposit ultra-thin films of exceptional flatness and uniformity. This technology was brought into ASMI in 1999 with the acquisition of ASM Microchemistry, who first developed the thermal ALD technology. PEALD is an extension of this original ALD technology that uses plasma, which was brought into ASMI in 2001 through a partnership with Genitech and a subsequent acquisition in 2004. Collectively ASMI refers to it these two technologies as its ALCVD process technology platform. The current process development effort is focused mainly on providing new, higher quality, dielectric materials with higher throughput. Several dielectric processes are released on our Polygon, Eagle and Advance 400 product platforms. A relatively smaller but steadily increasing effort is directed towards the process development for conductors. A TiN (a special high temperature resistant conductor) process is released on our Advance 400 product platform. We have hundreds of issued patents that relate to this process technology platform. In addition, ALCVD, Atomic Layer CVD, and PEALD are our trademarks. We expect that the trends of continued scaling, and evolution towards three dimensional device structures plays into the strength of our ALCVD process technology.

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

Product Platform [1]	ASMI Process Technology	Products [1]	Currently participates in the Manufacturing Solution for [2]:
			High Speed Logic	Memory	Discretes (LED, Power)	LED	SIP	Image Sensors	COB	Smart Card	RFID Tags	RF/ AMS

Die Bonding Products	Die Bonding	AD898/8912 epoxy/eutectic, SD890 soft solder, IS898 glass attach Systems	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Die Sorting Products	Die Sorting	WP808A WLP sorting Systems, WS896, AS896A, MS899 die sorting Systems			✓	✓			✓

AD9xxx Series	Flip Chip Bonding	AD900, AD900TS AD9012, AD9012TS flip chip bonding Systems			✓	✓			✓			✓

Eagle60 Series	Thermosonic Wire Bonding	Eagle Extreme, Eagle60AP TS and TwinEagle and Harrier dual head Wirebonders Hummingbird stud bumping Systems	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

AB5xx Series	Ultrasonic Wedge Bonding	AB520, AB530, AB559A			✓	✓			✓

Encapsulation Products	Encapsulation	IDEALmold and Osprey transfer molding Systems, DS898, DS500 dam-and-fill Systems	✓	✓	✓	✓	✓			✓		✓

Post Encapsula-lation Products	Ball Placement, Testing and Marking, Trim and Form, Singulation, Binning	MP209, BG289, FT2030, CS8000, BP2000	✓	✓	✓	✓	✓	✓		✓	✓	✓

(1)	Eagle60, Harrier, Hummingbird, IDEALmold, Osprey, and TwinEagle are used, registered, or pending ASM Pacific Technology trademarks.
(2)	A checkmark in the boxes under the manufacturing application indicates one or more systems sold to a customer.

Die and Flip Chip Bonding, and Die Sorting Products

We manufacture several die bonding models as well as die sorting equipment to address various markets including semiconductors and light emitting diodes (LED). The latest epoxy die bonder platform for 300mm wafers continues the path undertaken by ASMI to provide customers with the highest quality and best cost/performance systems on the market. With its capability of handling up to 300mm wafers, fully automatic operation, epoxy writer, pre and post bond inspection and wafer mapping, this platform is able to provide customers with exceptional operational results. Variations on this platform have been developed to address the requirements of the growing stacked die market. The ability to handle silicon devices down to 25 microns in thickness is a key feature for the future.

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

LEDs represent a separate but very large category of the small die business. This segment requires both high speed and high precision manipulation of very small devices. Many of these devices are assembled in arrays with a die attach process. In these arrays brightness and color must match. We have developed several platforms for sorting these devices and segregating them according to the customers’ requirements. The high power LED market for general purpose illumination continues to grow. These devices have unique thermal and electrical requirements that must be met by the die attach process. We have a new platform that addresses the use of soft solder in a special atmosphere that facilitates this special process. Machines may be configured to operate stand-alone or connected to epoxy curing ovens and wire bonders.

Wire Bonding Products

The Eagle Extreme gold wire bonder has successfully completed field trials begun in late 2007 and we expect to begin revenue shipments within the first half of 2008. This is the successor to our award-winning Eagle60AP generation bonder. The Eagle Extreme and Eagle60 AP gold wire bonders continue to extend the productivity of the process as well as exceed the industry roadmaps for required bond pad pitch. Additional features on the Eagle Extreme allow it to deal with the complex wire geometries and extreme height variations that are prevalent in the stacked die packages being built today at higher productivity rates. The productivity envelope was enlarged with the introduction in 2005 of our latest dual head platform, the TwinEagle. This tool provides all the capabilities of our standard Eagle60AP but with higher output per floor space required. We also extended our product portfolio in the wedge bonder area with newer, faster, more flexible systems to address the consumer products market that focuses on cost effective solutions. The expansion of the flip chip process has also provided us with opportunities to take advantage of our wire bonder technology to provide platforms capable of applying gold or copper stud bumps on wafers up to 300mm in diameter.

Encapsulation Products

Our auto molding product line continues to build on the success of our earlier automated multi-plunger molding systems. The IDEALmold serves the industry segment that requires very high throughput with production flexibility. The recent shift in lot sizes and package variability also required a new platform. We have met this requirement with our Osprey single strip molding system. With this platform, the emphasis is on quick material and package conversions for low volume, high mix situations. As with all ASMI products, it can be configured for stand alone or integrated in line operations with our other back end platforms.

Post Encapsulation Products

Ball placement systems have seen strong growth as the ball grid array (“BGA”) package types continue to expand. These are the mainstream packages for microprocessors and other high performance chips found in computer systems today. Our early work in this area has allowed us to be the exclusive supplier of ball placement systems to the major provider of such components. As the number of package variants continues to increase along with the leadframe unit density, our post encapsulation products (“PEP”) have also evolved. The variation requires systems that are more flexible and faster to convert. The increased density has reduced the need for press speed but increased the emphasis on precision. The decrease in package thickness has dictated a change in the tooling methodology to provide more support throughout the trim, form, and singulation processes. Significant changes have been made in design to migrate to turret handling and offloading for small packages. These changes allow the incorporation of faster handling across more processes in a smaller footprint than the conventional linear approach. Significant inroads have been made in the incorporation of test heads into these lines so that units emerge ready to ship.

Automated Systems

The IDEALine integrates back-end assembly, packaging, and test handling equipment. Such lines can be fully controlled by computers minimizing operator intervention and providing better quality through more stringent process recipe control. We believe we are the only manufacturer of back-end equipment capable of offering such an extensive integrated line using our own equipment. These lines integrate serial process steps with mechanical and software linkages. Offered in a modular format, customers may integrate some or all of the following processes that we supply: die bonding and inspection, epoxy curing, wire bonding and inspection, encapsulation, post mold curing, package singulation, test handling, inspection, and packing.

Intellectual Property and Trademarks

Intellectual Property

Because of the rapid technological advances in the microelectronics field, we believe that our products will be subject to continuing change and enhancement. Accordingly, we believe that our success will depend upon the technical competence and creative ability of our personnel as well as the ownership of and the ability to enforce our intellectual property rights.

We own and license patents that cover some of the key technologies, features and operations of our major front-end products and are registered in the principal countries where semiconductor devices or equipment are manufactured or sold. The acquisitions of NuTool and Genitech in 2004 resulted in an expansion of our patent portfolio in the areas of ECD, ECMD, ECMP, ALD, PEALD and metal organic CVD. In December 2006, we sold substantially all of the ASM NuTool patent portfolio to a third party, with granting of a license to ASMI in the field of packaging technology. The following table shows the number of patents for which we made an initial filing during the indicated year and the number of patents in force by us at the end of the indicated year.

Segment	For year:	2003	2004	2005	2006 [1]	2007
Front-end	Initial patent filings	93	112	107	94	93
	Issued patents at year end	453	638	768	722	793

Back-end	Initial patent filings	31	25	18	25	26
	Issued patents at year end	33	77	112	186	256

(1)	The numbers from 2006 on exclude the ASM NuTool patents that were sold in December 2006. Included in this sale were 6 initial patent filings and 133 issued patents.

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

In 2005, we started to actively license out intellectual property in our ALCVD process technology platform. Non-exclusive, restricted field of use license agreements were entered into with Veeco Instruments and Oxford Instrument Plasma Technology. At the end of 2007 we entered into a non-exclusive, restricted field of use license agreement with Hitachi Kokusai Electric Inc. In addition to generating revenue, licensing is expected to accelerate market acceptance of our ALCVD technology. We expect licensing revenue to increase once the market addressed by these licensees comes to further development and maturity. We will continue to seek other licensees for this important process technology platform in complementary markets.

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

Trademarks

ASM, the ASM International logo, A600 UHV, Advance, Aurora, Carbonspeed, Coppermine, Dragon, Eagle, EmerALD, Epsilon, Levitor, Polygon, Pulsar, Rapidfire, SiGePLUS, and Silcore are our registered trademarks. A400, A412, A4ALD, ALCVD, Atomic Layer CVD, CarbonPLUS, Eagle TRIDENT, NCP, New Technology, PEALD, Pore Builder, SmartBatch, Stellar and Superfill CVD are our trademarks, and The Process of Innovation is our service mark.

AB500B, DRYLUB, EQUIPMANAGER, EQUIPMGR, IDEALine, IDEALsystem, IDEALab, IDEALNet, PGS, SMARTWALK, and SOFTEC are registered trademarks of ASM Pacific Technology Ltd. Cheetah, Eagle60, Harrier, Hummingbird, IDEALCompress, IDEALmold, Osprey, SmartSurf and TwinEagle are trademarks of ASM Pacific Technology.

Litigation

There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Although we have been involved in significant litigation in the past, we are at present not involved in any litigation which we believe is likely to have a material adverse effect on our financial position. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend ASMI against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which could have a material adverse effect on our business, financial condition, and earnings from operations. Adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and earnings from operations.

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

Our net research and development expenses were € 89.8 million, € 88.1 million and € 83.5 million in 2005, 2006 and 2007, respectively. We expect to continue investing significant resources in research and development in order to enhance our product offerings. Our research and development activities are chiefly conducted in the principal semiconductor markets of the world, which enables us to draw on innovative and technical capabilities on an international basis. Each geographic center provides expertise for specific products and/or technologies. This approach, combined with the interactions between the individual centers, permits efficient allocation of technical resources and customer interaction during development.

SEGMENT	LOCATION	NUMBER OF R&D EMPLOYEES AS OF DECEMBER 31, 2007, EXCLUSIVE OF TEMPORARY WORKERS
Front-end	Almere and Bilthoven, the Netherlands	60
	Leuven, Belgium	27
	Espoo, Finland	7
	Phoenix, Arizona, United States	104
	Cheonan, South Korea	31
	Tama, Japan	79
	Mainz, Germany	11
Back-end	Hong Kong, the People’s Republic of China	375
	Singapore	274
Total		968

As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. Our front-end segment currently is engaged in formal joint development programs with customers for 300mm applications of our Eagle, Polygon, Epsilon, Levitor,

Stellar and Advance A412 products. As part of these efforts, we may sell new products to customers at a significantly reduced margin, and invest significant resources in the joint development and subsequent product qualification. We sometimes also cooperate with other semiconductor capital equipment suppliers in complementary fields, in order to gain knowledge on the performance of our own processes, in cooperation with other processes. In addition to cooperating with customers and other capital equipment suppliers, we also enter into research projects with technical universities.

We participate also in publicly funded programs, mainly in Europe, to develop the production technology for semiconductor devices with line widths of 45, 32, 22nm and below. Among our current cooperative efforts are projects awarded under the Information Society Technologies (IST) sixth framework program. In 2007 we participated in several discussions for the follow-on seventh framework program, which program will start in 2008. We are also a partner in several developmental programs in the Eureka initiative by MEDEA+, Micro Electronics Development for European Applications.

As part of these projects, we may sell our equipment to customers who will use grants or research loans to acquire these products or we may receive research and development grants or credits directly. We have received such credits in the past from the government of the Netherlands, of which € 3.0 million was outstanding at December 31, 2007, including accrued interest. This credit has to be repaid only from the sales proceeds, during an agreed upon time period, of the products developed with this assistance at repayment rates of up to 100% of the amounts of the credit. This amount has not been recognized as a liability in the Consolidated Balance Sheet since we have not recognized sales of products to which the credit is related.

In October 2004, we commenced a strategic partnership with the Interuniversity MicroElectronics Center (IMEC) in Belgium for their 300mm, 45nm and 32nm FEOL technology development program. ASMI’s Epsilon, Advance 400 Series, Levitor and Polygon based products are involved in this partnership. In September 2005 we complemented this FEOL partnership with a partnership in BEOL for advanced on-chip interconnect which will utilize ASMI’s Eagle based products. This gives ASMI the opportunity to investigate, both jointly and independently, the integration of individual process steps in process modules and electrically active devices. The partnerships are now extended to include 22nm, to the end of 2009 for FEOL and to the middle of 2010 for BEOL. These partnerships may be further extended, and their scope may be changed, continuously adjusting the project portfolio to emerging market needs. ASMI has been partnering with IMEC since 1990.

Manufacturing and Suppliers

Our manufacturing operations consist of the fabrication and assembly of various critical components, product assembly, quality control and testing.

In the second half of 2004, in order to reduce manufacturing costs in our front-end operations we established FEMS, a manufacturing facility in Singapore, to manufacture certain generic subsystems and subassemblies for our Vertical Furnaces that we previously outsourced. At the end of 2007, generic subassemblies for Vertical Furnaces and Epitaxy systems are manufactured in this facility. We also work closely with our suppliers to achieve mutual cost reduction through joint design efforts.

Our back-end operations are vertically integrated. The manufacturing activities in Hong Kong and Singapore consist primarily of assembling and testing components and subassemblies manufactured at our main manufacturing facilities in the People’s Republic of China and Malaysia.

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

To execute the sales and service functions, we have established a direct, integrated sales force for front-end products reporting on a geographical basis to the managers in charge of Europe, North America, South Korea, Taiwan, People’s Republic of China, Southeast Asia and Japan. Dedicated support and sales forces are maintained for our various geographic units, enabling us to serve our global customers with an equally global organization. Each of our geographic front-end units is responsible for sales of all of our front-end products in its region. We believe the integration of our sales force promotes cross selling of front-end products. In addition to the sales activities undertaken at the principal offices of our various manufacturing units, we have sales offices located in Europe (in the United Kingdom, France, Ireland, Italy and Germany), in the United States (in California, Texas and Pennsylvania), in Israel, and in Japan (in Tokyo and Osaka). We use an independent sales agent in Taiwan for front-end products. At the end of 2007, 150 employees were employed in sales and marketing of front-end products, representing 8% of total front-end segment staff.

Sales of back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in the People’s Republic of China, Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in South Korea and some parts of the United States. At the end of 2007, 301 employees were employed in sales and marketing of back-end products, representing 3% of total back-end staff.

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

Our largest customer accounted for approximately 17.2%, 11.4% and 9.6% of our net sales in 2005, 2006 and 2007, respectively. Our ten largest customers accounted for approximately 43.7%, 33.9% and 32.4% of our net sales in 2005, 2006 and 2007, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, timing of new fabrication facilities and new product introductions.

The following table shows the distribution of net sales, by segment and geographic destination of the product:

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2007	Front-end	47.2%	S.E. Asia	18.7%	49.5%
			Europe	8.5%	0.8%
	Back-end	52.8%	United States	11.8%	1.6%
			Japan	8.2%	0.9%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2006	Front-end	46.7%	S.E. Asia	13.8%	48.3%
			Europe	10.3%	1.4%
	Back-end	53.3%	United States	16.0%	2.3%
			Japan	6.6%	1.3%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2005	Front-end	49.4%	S.E. Asia	10.7%	40.7%
			Europe	13.4%	1.5%
	Back-end	50.6%	United States	18.4%	2.1%
			Japan	6.9%	6.3%

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time in order to optimize the use of the equipment for the customer’s specific processes. For our front-end operations, where the availability of field support is particularly important for a sale, 620 employees were employed in customer service at the end of 2007, representing 34% of total front-end segment staff.

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

Our primary competitors in the front-end market are from the United States and Japan. Our primary competitors in the back-end market are from the United States, Europe and Japan. In each of our product lines, we compete primarily with two or three companies which vary from small to large firms in terms of the size of their net sales and range of products. Our primary competitors in the front-end market include amongst others Applied Materials, Novellus Systems, Tokyo Electron, Kokusai, Aviza, and Jusung. Our primary competitors in the back-end market include amongst others Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui.

C. Organizational structure.

The following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries as of March 14, 2008:

SUBSIDIARY NAME AND LOCATION	COUNTRY OF INCORPORATION	PERCENTAGE OWNED BY ASM INTERNATIONAL N.V.

ASM Europe B.V. Almere, the Netherlands	The Netherlands	100%

ASM America, Inc. Phoenix, Arizona, United States	United States	100%

ASM Japan K.K. Tama, Japan	Japan	100%

ASM Front-End Manufacturing Singapore Pte. Ltd., Singapore	Singapore	100%

ASM Pacific Technology Ltd. Hong Kong, the People’s Republic of China	Cayman Islands	53.10%

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

SEGMENT	LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE
	Bilthoven, the Netherlands	Executive offices of ASMI	11,000
	Tama and Nagaoka, Japan	Wafer processing equipment manufacturing, marketing, research and offices	425,000
	Phoenix, Arizona, United States	Wafer processing equipment manufacturing, marketing, research and offices	176,000
Front-end	Almere, the Netherlands	Wafer processing equipment manufacturing, marketing, research and offices	160,000
	Singapore	Wafer processing equipment manufacturing and offices	169,000
	Cheonan, South Korea	Wafer processing equipment manufacturing, marketing, research and offices	23,000
	Espoo, Finland	Wafer processing equipment research and offices	5,000
	Hong Kong, People’s Republic of China	Semiconductor assembly and encapsulation equipment manufacturing, marketing, research and offices	250,000
	Shenzhen, People’s Republic of China	Semiconductor assembly equipment parts and modules manufacturing, leadframe manufacturing and offices	1,237,000
Back-end	Singapore	Semiconductor assembly equipment and etched leadframe manufacturing, marketing, research and offices	333,000
	Johor Bahru, Malaysia	Semiconductor assembly equipment parts and modules manufacturing, etched leadframe manufacturing and offices	312,000

Our principal facilities in the Netherlands, the United States, Finland, Hong Kong, the People’s Republic of China, Singapore and Malaysia are subject to leases expiring at various times from 2008 to 2024. Some facilities we own are subject to mortgages. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Item 4A. Unresolved Staff Comments

None

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles packages and tests the dies in order to create semiconductor devices. We conduct our front-end business, which accounted for 47.2% of our net sales in 2007, through our principal facilities in the Netherlands, the United States, Japan and Singapore. We conduct our back-end business, which accounted for 52.8% of our net sales in 2007, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our back-end operations are conducted through our 53.10% majority-owned subsidiary, ASM Pacific Technology.

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

To improve our margins in our front-end segment, we established a manufacturing facility in Singapore to manufacture certain generic subsystems and subassemblies for our Vertical Furnaces that we previously outsourced. This facility was launched in the third quarter of 2004 and is expected to further improve cost-effectiveness and strengthen our gross profit margin. At the end of 2007, generic subassemblies for Vertical Furnaces and Epitaxy systems are manufactured in this facility. We intend eventually to manufacture generic systems and parts for all of our front-end products in our manufacturing base in Singapore.

In our back-end segment we continued to benefit from our cost advantage due to the location of our manufacturing facilities and our high vertical integration allowing us to adjust labor costs quickly in volatile market conditions.

The transitions in the industry to new processes and materials require equipment providers to develop sometimes entirely new sets of tools and processes and continue to present us with an opportunity to displace existing suppliers to major semiconductor manufacturers. We believe that we are well positioned and that our firm commitment to research and development, our readiness in new technologies and design-in wins at top-tier customers provide us with a broad basis for substantial long-term market share gains. We have participated fully in the transition to 300mm wafers, as evidenced by the large portion of sales volume of 300mm products.

Sales

Our front-end sales are concentrated in the United States, Europe, Japan and Southeast Asia and our back-end sales are concentrated in Southeast Asia.

The following table shows the geographic distribution of our front-end and back-end sales for the years 2005, 2006 and 2007:

	Year ended December 31,
(amounts in millions)	2005		2006		2007
Front-end:
Taiwan	€58.7	16.4%	€84.7	20.8%	€122.3	27.1%
United States	133.1	37.2	139.7	34.1	113.1	25.1
Europe	96.7	27.0	90.0	22.0	81.2	18.0
Japan	50.2	14.0	58.0	14.2	78.2	17.3
Other	19.2	5.4	37.0	8.9	56.1	12.5

	€357.9	100.0%	€409.4	100.0%	€450.9	100.0%
Back-end:
People’s Republic of China	€80.4	21.9%	€116.9	25.0%	€161.9	32.1%
Taiwan	77.0	21.0	96.2	20.6	112.9	22.4
Malaysia	46.2	12.6	72.0	15.4	65.8	13.0
South Korea	33.5	9.1	24.0	5.1	37.3	7.4
Hong Kong	26.6	7.3	39.7	8.5	34.7	6.9
Thailand	25.6	7.0	31.4	6.7	24.4	4.8
Philippines	26.5	7.2	25.6	5.5	21.1	4.2
United States	15.0	4.1	20.0	4.3	14.9	3.0
Singapore	15.6	4.2	13.1	2.8	11.0	2.2
Other	20.4	5.6	29.2	6.1	20.3	4.0

	€366.8	100.0%	€468.1	100.0%	€504.3	100.0%

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

A substantial portion of our front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing complete fabrication equipment. As a result our front-end sales tend to be uneven across customers and financial periods. Sales to our ten largest front-end customers accounted for 67.6%, 60.5% and 59.7% of front-end net sales in 2005, 2006 and 2007, respectively. The composition of our ten largest front-end customers changes from year to year. The largest front-end customer accounted for 32.9%, 22.7% and 19.7% of front-end net sales in 2005, 2006 and 2007, respectively.

Back-end sales per customer tend to be more level over time than front-end sales, because back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest back-end customers accounted for 40.0%, 28.2% and 29.4% of back-end net sales in 2005, 2006 and 2007, respectively. Because our back-end customers’ needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the front-end. Our largest back-end customer accounted for 7.9%, 4.4% and 5.3% of back-end net sales in 2005, 2006 and 2007, respectively.

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

Our research and development operations in the Netherlands, Germany and the United States receive research and development grants and credits from various sources. The research and development grants and credits received from governmental sources in the Netherlands include a credit which is contingently repayable to the extent we recognize sales of products to which the credit is related within an agreed upon time period. We do not recognize a liability on our Consolidated Balance Sheet in respect of this credit until we recognize sales of products to which the credit is related, within the agreed upon time period and is then charged to cost of sales when such sales are recorded. The repayment amounts to 4.0% of the realized sales of these products. In 2005, 2006 and 2007 we accounted for repayments with respect to these credits of € 0.2 million, € 0.2 million and €  0.1 million respectively. Interest on the contingent repayments is accrued at an interest rate of 6.05% per annum. The contingent repayment, including accrued interest, was € 3.1 million at December 31, 2006 and € 3.0 million at December 31, 2007. This amount has not been recognized as a liability in the Consolidated Balance Sheet since we have not recognized sales of products to which the credit is related.

Discontinued Operations

Due to continued negative cash flows and the expected future returns on the invested capital employed, we decided in 2005 to reduce our 100% subsidiary ASM NuTool to a small operation, focusing on process and intellectual property development with the intention of licensing these technologies in the future. In December 2006, we sold substantially all of the ASM NuTool patent portfolio to a third party. At December 31, 2006, this caused ASM NuTool to be accounted for retroactively as discontinued operations in our Consolidated Financial Statements, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” See Note 2 to our Consolidated Financial Statements, which is incorporated herein by reference.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). We apply the going concern basis in preparing our Consolidated Financial Statements. Historical cost is used as the measurement basis unless otherwise indicated. The preparation of these Consolidated Financial Statements requires us to make estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

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

We recognize revenue from installation of equipment upon completion of installation at the customer’s site. At the time of shipment, we defer that portion of the sales price related to the fair value of installation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. Installation is completed when testing at the customer’s site has proven that the equipment has met all of the customer’s criteria and specifications. The completion of installation is signed-off by the customer (“final acceptance”). At December 31, 2006 and December 31, 2007 we have deferred revenues from fair value of installations in the amount of € 13.7 million and € 12.4 million respectively.

Our sales frequently involve complex equipment, which may include customer-specific criteria, sales to new customers or equipment with new technology. For each sale, the decision whether to recognize revenue is, in addition to shipment and factory acceptance, based on the contractual agreement with a customer, the experience with a particular customer, the technology and the number of similarly configured equipment previously delivered. Instead of recognizing revenue, we could decide to defer revenue recognition until completion of installation at the customer’s site and obtaining final acceptance from the customer. At December 31, 2006 we had deferred revenues from sales of equipment in the amount € 1.5 million. At December 31, 2007 we had no deferred revenue from sales of equipment.

We provide training and technical support service to customers. Revenue related to such services is recognized when the service is rendered. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

Valuation of Goodwill. We perform an annual impairment test at December 31 of each year or if events or changes in circumstances indicate that the carrying amount of goodwill exceeds its fair value. Our impairment test and the determination of the fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. For the years ended December 31, 2005 and December 31, 2006, we recorded impairment charges of € 31.0 million and € 11.4 million with respect to goodwill resulting from the acquisition of ASM NuTool. For the year ended December 31, 2007, we did not record an impairment charge to goodwill as a result of our tests performed. The calculation of the fair value involves certain management judgments and was based on our best estimates and projections at the time of our review, and the value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time.

Valuation of Long-Lived Assets. Long-lived assets and certain recognized intangible assets (except those not being amortized) are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. In 2005 we recorded an impairment charge of € 5.4 million related to the reduction of ASM NuTool and the consolidation of platforms used in our Capacitor Product group. In 2006 we recorded an impairment charge of € 0.3 million related to the discontinuation of ASM NuTool. In

2007 we did not record an impairment charge to long-lived assets. Our cash flow estimates used include certain management judgments and were based on our best estimates and projections at the time of our review, and may be different if other assumptions are used. In future periods, however, we may be required to record impairment losses, which may significantly affect our results of operations at that time.

Valuation of Inventory. Inventories are valued at the lower of cost or market value. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. In the year ended December 31, 2007 we have charged € 6.3 million to cost of sales as a result of our analysis of the value of inventory. At December 31, 2007 our allowance for inventory obsolescence amounted to € 27.5 million, which is 11.8% of our total inventory. If circumstances related to our inventories change, our estimate of the values of inventories could materially change. At December 31, 2007, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of € 20.6 million.

Warranty. We provide maintenance on our systems during the warranty period, usually one to two years. Costs of warranty include the cost of labor, material and related overhead necessary to repair a product during the warranty period. We accrue for the estimated cost of the warranty on products shipped in a provision for warranty, upon recognition of the sale of the product. The costs are estimated based on actual historical expenses incurred and on estimated future expenses related to current sales, and are updated periodically. Actual warranty costs are charged against the provision for warranty. The actual warranty costs may differ from estimated warranty costs, as a result of which we adjust our provision for warranty accordingly. Future warranty costs may exceed our estimates, which could result in an increase of our cost of sales.

Income Taxes. We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. We have established a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will not be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2007, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of € 90.9 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2007 is not realizable, this would result in an additional valuation allowance and an income tax expense of € 0.5 million.

Until December 31, 2006, we accounted for income tax contingencies in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 5, “Accounting for Contingencies.” We provided for these tax contingencies for the duration of the statute of limitation which differs per tax jurisdiction. As of December 31, 2006, the tax contingencies amount to € 8.3 million and are included in income taxes payable in the consolidated balance sheet.

On January 1, 2007, we adopted Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet, before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure regarding income taxes.

Our net operating losses for tax purposes decreased by €  5.4 million as a result of the adoption of FIN 48. Since a valuation allowance was recorded against the net deferred tax assets with respect to these net operating losses, the adoption of FIN 48 did not impact our financial position and results of operations.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

(euro millions)
Balance January 1, 2007	8.3

Gross increases—tax positions in prior period	10.3
Gross decreases—tax positions in prior period	(5.5)
Gross increases—tax positions in current year	1.1
Foreign currency translation effect	(1.3)

Balance December 31, 2007	12.9

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs.

We estimate that no interest and penalties are related to these unrecognized tax benefits.

Unrecognized tax benefits of € 12.9 million would, if recognized, impact the Company’s effective tax rate. We estimate that the liability for unrecognized tax benefits will change with € 12.9 million within the next 12 months, following the expected outcome of investigations by local tax authorities.

The calculation of our tax positions involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. Settlement of uncertain tax positions in a manner inconsistent with our estimates could have a material impact on the Company’s earnings, financial position and cash flows.

Results of Operations

The following table shows certain Consolidated Statement of Operations data as a percentage of net sales for our front-end and back-end segments for the years 2005, 2006 and 2007:

	Year ended December 31,
	Front-end			Back-end			Total
	2005	2006	2007	2005	2006	2007	2005	2006	2007
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(74.9)	(68.8)	(67.8)	(54.9)	(54.9)	(57.2)	(64.8)	(61.4)	(62.2)
Gross profit	25.1	31.2	32.2	45.1	45.1	42.8	35.2	38.6	37.8

Selling, general and administrative expenses	(15.9)	(16.4)	(16.8)	(11.2)	(11.4)	(10.8)	(13.5)	(13.8)	(13.5)
Research and development expenses	(17.9)	(14.3)	(11.9)	(7.0)	(6.3)	(5.9)	(12.4)	(10.0)	(8.7)
Amortization of other intangible assets	(0.2)	(0.2)	(0.1)	—	—	—	(0.1)	(0.1)	(0.1)

Earnings (loss) from continuing operations	(8.9)	0.3	3.4	26.9	27.4	26.1	9.2	14.7	15.5
Net interest income (expense)	(3.2)	(2.2)	(1.4)	0.4	0.7	0.5	(1.3)	(0.7)	(0.4)
Expense resulting from early extinguishment of debt	(0.1)	—	(2.2)	—	—	—	(0.1)	—	(1.1)
Foreign currency exchange gains (losses)	—	(0.3)	(0.4)	(0.1)	—	0.2	—	(0.1)	(0.1)

Earnings (loss) from continuing operations before income taxes and minority interest	(12.2)	(2.2)	(0.6)	27.2	28.1	26.8	7.8	13.9	13.9
Income tax benefit (expense)	(0.3)	(0.2)	(0.6)	(1.6)	(2.8)	(3.3)	(1.0)	(1.6)	(2.0)

Earnings (loss) from continuing operations before minority interest	(12.5)	(2.4)	(1.2)	25.6	25.3	23.5	6.8	12.3	11.9
Minority interest	—	—	—	(11.8)	(11.7)	(11.0)	(6.0)	(6.2)	(5.8)
Gain on dilution of investment in subsidiary	0.8	0.3	0.7	—	—	—	0.4	0.1	0.3

Net earnings (loss) from continuing operations	(11.7)	(2.1)	(0.5)	13.8	13.6	12.5	1.2	6.2	6.4

Loss from discontinued operations before income taxes	(13.5)	(5.0)	—	—	—	—	(6.6)	2.3	—
Income tax benefit (expense)	(0.2)	—	—	—	—	—	(0.1)	—	—

Net loss from discontinued operations	(13.7)	(5.0)	—	—	—	—	(6.7)	2.3	—

Net earnings (loss)	(25.4)%	(7.1)%	(0.5)%	13.8%	13.6%	12.5%	(5.5)%	3.9%	6.4%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Sales. The following table shows net sales of our front-end and back-end segments and the percentage change between the years 2006 and 2007:

(euro millions)	2006	2007	% Change
Front-end	409.4	450.9	10%
Back-end	468.1	504.3	8%

Total net sales	877.5	955.2	9%

In 2007, net sales of wafer processing equipment (front-end segment) represented 47% of total net sales. Net sales of assembly and packaging equipment and materials (back-end segment) represented 53% of total net sales in 2007.

The weakening of foreign currencies (amongst others the Yen, US dollar and US dollar related currencies) against the euro in 2007 as compared to 2006 impacted total sales negatively by 7%. The impact on front-end sales was 5%, the impact on back-end sales was 9%.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for front-end and back-end segments and the percentage point increase or decrease in gross profit as a percentage of net sales between the years 2006 and 2007:

(euro millions)	Gross profit 2006	Gross profit 2007	Gross profit margin 2006	Gross profit margin 2007	Increase or (decrease) percentage points
Front-end	127.8	145.0	31.2%	32.2%	1.0
Back-end	211.0	216.1	45.1%	42.8%	(2.3)

Total gross profit	338.8	361.1	38.6%	37.8%	(0.8)

The gross profit margin of our front-end segment for 2007 is positively impacted by increased margins of our product lines in developments, by changes in the product mix, and by cost reduction programs. In addition, revenue from a licensing agreement which commenced in the fourth quarter of 2007 contributed to the higher gross profit margin in 2007. Increased manufacturing of generic subassemblies and components by ASM Front-End Manufacturing Singapore (“FEMS”) also contributed to the higher gross profit margin in 2007. At the end of 2007, generic subassemblies for Vertical Furnaces and Epitaxy systems are manufactured in this facility. These positive factors more than compensated pressure on sales prices mainly resulting from foreign currency developments.

The gross profit margin of our back-end segment decreased due to the cost of increasing manufacturing capacity.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our front-end and back-end segments and the percentage change between the years 2006 and 2007:

(euro million)	2006	2007	% Change
Front-end	67.3	75.4	12%
Back-end	53.3	54.3	2%

Total selling, general and administrative expenses	120.6	129.7	7%

Selling, general and administrative expenses of our front-end segment increased as a result of increased effort to achieve the sales recorded in 2007 and to position our front-end segment product lines in the market for future sales.

Selling, general and administrative expenses were 14% of net sales, in 2006 and 2007.

Research and Development Expenses. The following table shows research and development expenses for our front-end and back-end segments and the percentage change between the years 2006 and 2007:

(euro millions)	2006	2007	% Change
Front-end	58.6	53.6	(9)%
Back-end	29.5	29.8	1%

Total research and development expenses	88.1	83.4	(5)%

The decrease in the front-end segment was the result of increased focus in the research and development project portfolio.

As a percentage of net sales, research and development expenses decreased from 10% for the year 2006 to 9% in 2007.

Earnings from Operations. The following table shows net earnings from operations for our front-end and back-end segments and the percentage change between the years 2006 and 2007:

(euro millions)	2006	2007	% Change
Front-end	1.4	15.5	1,007%
Back-end	128.1	131.9	3%

Consolidated earnings from operations	129.5	147.4	14%

Net Interest Expense amounted to € 3.8 million in 2007 compared to € 5.8 million in 2006. The decrease is due to less debt, the repurchase of US$ 35.4 million in convertible subordinated notes in 2007 and increased interest income resulting from increased interest rates.

Income Tax Expense amounted to € 19.3 million in 2007 compared to € 14.1 million in 2006. The increase is caused by increased earnings from operations and an increase of the liability for unrecognized tax benefits.

Net Loss from Discontinued Operations. In 2006, ASM NuTool’s operations were accounted for as discontinued operations.

Net Earnings. The following table shows net earnings for our front-end and back-end segments and the percentage change between the years 2006 and 2007:

(euro millions)	2006	2007	% Change
Front-end	(29.0)	(2.3)	(92)%
Back-end	63.3	63.3	—

Consolidated net earnings	34.3	61.0	78%

Net earnings for the front-end segment for 2007 and 2006 include a gain on dilution of our investment in ASM Pacific Technology of € 3.0 million, respectively € 1.3 million.

Net earnings for the front-end segment for 2007 includes the expense resulting from early extinguishment of convertible debt of € 10.0 million.

Net earnings for the front-end segment for 2006 includes a net loss of discontinued operations of € 20.4 million.

Net earnings for the back-end segment reflects our 53.10% ownership of ASM Pacific Technology.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net sales The following table shows net sales of our front-end and back-end segments and the percentage change between the years 2005 and 2006:

(euro millions)	2005	2006	% Change
Front-end	357.9	409.4	14%
Back-end	366.8	468.1	28%

Total net sales	724.7	877.5	21%

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

Gross Profit Margin. The following table shows our gross profit and gross profit margin for front-end and back-end segments and the percentage point increase or decrease in gross profit as a percentage of net sales between the years 2005 and 2006:

(euro millions)	€ 2005	€ 2006	% 2005	% 2006	Increase or (decrease) percentage points
Front-end	89.8	127.8	25.1%	31.2%	6.1
Back-end	165.6	211.0	45.2%	45.1%	(0.1)

Total gross profit	255.4	338.8	35.2%	38.6%	3.4

The gross profit margin of our front-end segment increased steadily in 2006. Increased manufacturing of generic subassemblies and components by ASM Front-End Manufacturing Singapore (“FEMS”) contributed to this development. At the end of 2006, most generic subassemblies for 300mm Vertical Furnaces and 200mm Epitaxy systems were manufactured in this facility, as well as a number of generic subassemblies for the 200mm Vertical Furnaces. FEMS is expected to further lower our manufacturing costs and mitigate the impact of foreign currency results on our margins. Focus on other cost reduction programs as well as the growing maturity and sales volume of our Vertical Furnace product group contributed positively to the increased gross profit margin in our front-end segment. The gross profit margin of our front-end segment in 2005 included one-time charges of € 2.6 million related to the consolidation of platforms used in our Capacitor Product group, which impacted the gross profit margin by 0.7 percentage points.

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

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our front-end and back-end segments and the percentage change between the years 2005 and 2006:

(euro millions)	2005	2006	% Change
Front-end	57.1	67.3	18%
Back-end	41.0	53.4	30%

Total selling, general and administrative expenses	98.1	120.7	23%

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

Research and Development Expenses. The following table shows research and development expenses for our front-end and back-end segments and the percentage change between the years 2005 and 2006:

(euro millions)	2005	2006	% Change
Front-end	63.9	58.6	(8)%
Back-end	25.9	29.5	14%

Total research and development expenses	89.8	88.1	(2)%

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

Net Interest Expense amounted to € 5.8 million in 2006 compared to € 10.1 million in 2005. Net interest expenses decreased due to less debt, the repayment of US$ 94.3 million in convertible subordinated notes in November 2005 and more favorable interest income resulting from increased interest rates.

Income Tax Expense amounted to € 14.1 million in 2006 compared to € 6.7 million in 2005. The increase is mainly caused by increased earnings from operations.

Backlog

Our backlog includes orders for which purchase orders or letters of intent have been accepted, typically for up to one year. Historically, orders have been subject to cancellation or rescheduling by customers. In addition, orders have been subject to price negotiations and changes in specifications as a result of changes in customers’ requirements. Due to possible customer changes in delivery schedules and requirements and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

The following table shows the level of new orders during 2006 and 2007 and the backlog at December 31, 2006 and December 31, 2007 and the percentage change:

(euro millions)	2006	2007	% Change
Front-end:
New orders for the year	429.5	394.6	(8)%
Backlog at the end of the year	155.5	99.2	(36)%
Book-to-bill ratio (new orders divided by net sales)	1.05	0.88
Back-end:
New orders for the year	460.4	526.7	14%
Backlog at the end of the year	78.8	101.2	28%
Book-to-bill ratio (new orders divided by net sales)	0.98	1.04
Total
New orders for the year	889.9	921.3	4%
Backlog at the end of the year	234.3	200.4	(14)%
Book-to-bill ratio (new orders divided by net sales)	1.01	0.96

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

For the year 2007, net cash provided by operations was € 105.6 million as compared to € 143.8 million for 2006. The decrease noticed in 2007 is primarily the result of increased working capital.

For the year 2007, net cash used in investing activities was € 44.5 million as compared to € 30.1 million for 2006. Net cash used in investing activities for the year 2006 was positively impacted by the proceeds of € 11.0 million of the sale of substantially all of ASM NuTool’s patent portfolio. Our capital expenditures increased from € 39.4 million in 2006 to €  47.2 million in 2007. We expect capital expenditures to be between € 40 million and € 50 million in 2008. Our capital expenditure commitments at December 31, 2007 were € 8.6 million.

Net cash used in financing activities for 2007 was € 81.3 million. During that period, we repaid € 2.0 million of short term bank facilities, repaid € 42.3 million of long-term debt and convertible subordinated debt, received €  14.5 million in new long-term debt, purchased treasury shares of € 8.2 million, paid € 5.4 million dividend and received € 5.0 million from the issuance of common shares. In 2007, ASM Pacific Technology paid € 42.9 million in dividends to its minority shareholders. With the purchase of treasury shares, the buy back of convertible debt and the payment of dividend, we have completed the distribution of € 49.0 million cash dividend received from ASM Pacific Technology in 2007. In 2006 net cash used in financing activities was € 41.8 million. During that period, we received € 1.1 million in short term bank facilities, repaid € 6.3 million of long-term debt, received proceeds of € 2.7 million in new long-term debt and received € 11.8 million from the issuance of common shares. In 2006, ASM Pacific Technology paid € 51.1 million in dividends to its minority shareholders.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from € 227.1 million at December 31, 2006 to € 271.9 million at December 31, 2007. The increase is primarily the result of increased sales and manufacturing levels. The number of outstanding days of working capital, measured based on annual sales, increased from 94 days at December 31, 2006 to 104 days at December 31, 2007. For the same period, our front-end segment increased from 121 days to 125 days and our back-end segment increased from 71 days to 85 days.

At December 31, 2007, our principal sources of liquidity consisted of € 167.9 million in cash and cash equivalents and € 102.2 million in undrawn bank lines. Approximately € 67.8 million of the cash and cash equivalents and € 26.2 million of the undrawn bank lines are restricted to use in our back-end operations and € 11.4 million of the cash and cash equivalents and € 25.8 million in undrawn bank lines are restricted to use in our front-end operations in Japan. We believe that our cash on hand at the end of 2007 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next 12 months.

As of December 31, 2007 we have entered into purchase commitments with suppliers for delivery in 2008 in the amount of € 65.3 million and for delivery in 2009 in the amount of € 0.2 million.

We historically relied on dividends from ASM Pacific Technology for a portion of our cash flow for use in our front-end operations. Cash dividends received from ASM Pacific Technology during 2005, 2006 and 2007 were € 37.0 million, € 59.0 million and € 49.0 million, respectively. In November 2006, we announced our commitment that for at least the next three years we would not use these cash dividends to support our front-end business, but instead would use such dividends to retire outstanding convertible debt, purchase our common shares, pay cash dividends on our common shares or, in the event of dilution resulting from the exercise of employee stock options in ASM Pacific Technology, purchase shares of ASM Pacific Technology to maintain our percentage ownership at its current level. We will determine the most appropriate use or combination of uses, of these funds, from time to time.

Our back-end segment, which is conducted through ASM Pacific Technology, our 53.10%-owned subsidiary, is entirely self-financed. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end segment due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASM Pacific Technology common shares are listed.

Although three of the ten directors of ASM Pacific Technology are affiliates of ASM International, ASM Pacific Technology is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASM Pacific Technology at the end of 2007 was approximately € 1,036.2 million, which is higher than the market value of approximately € 876.8 million at the end of 2006.

Contractual Obligations, Contingent Liabilities and Commitments

The following table summarizes our contractual obligations as at December 31, 2007 aggregated by type of contractual obligation:

Contractual obligations (euro millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	17.0	17.0	—	—	—
Long-term debt [1,2]	32.4	16.0	10.4	6.0	—
Convertible subordinated debt [1]	159.5	6.3	57.3	95.9	—
Operating leases	22.6	6.9	9.0	3.6	3.1
Purchase obligations:
Purchase commitments to suppliers	65.5	65.3	0.2	—	—
Capital expenditure commitments	8.6	8.6	—	—	—
Unrecognized tax benefits (FIN 48)	12.9	12.9	—	—	—

Total contractual obligations	318.5	133.0	76.9	105.5	3.1

(1)	Including interest expense based on the percentages at the reporting date.
(2)	Capital lease obligations of € 2.2 million are included in long-term debt.

For a further discussion of our contractual obligations see Notes 10, 13, 14, 17, and 21 to our Consolidated Financial Statements, which are incorporated herein by reference.

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

At December 31, 2007 we had contingent payables of € 3.0 million, including accrued interest, related to a research and development credit received. The credit received is repayable only to the extent we recognize sales of products to which the credit is related within an agreed upon time period.

New Accounting Pronouncements

For information regarding new accounting pronouncements, see Note 1 to our Consolidated Financial Statements, which is incorporated herein by reference.

Safe Harbor

Please refer to “Forward Looking and Safe Harbor Statement” on page 3 which is incorporated herein as well as all other items in this report.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The names of the current members of our Supervisory Board and Management Board and the years of their birth are as follows:

Name	Year of Birth	Position
Paul C. van den Hoek [2]	1939	Chairman of the Supervisory Board (Expiring 2009)
Eric A. van Amerongen [2]	1953	Member of the Supervisory Board (Expiring 2010)
Leon P.E.M. van den Boom [1]	1952	Member of the Supervisory Board (Expiring 2009)
Berend C. Brix [1]	1949	Member of the Supervisory Board (Will resign May 21, 2008)
Johan M.R. Danneels [2]	1949	Member of the Supervisory Board (Expiring 2008)
Heinrich W. Kreutzer [1]	1949	Member of the Supervisory Board (Expiring 2010)
Charles D. (Chuck) del Prado	1961	Chairman of the Management Board, President and Chief Executive Officer
W.K. Lee	1954	Member of the Management Board of the Company and Chief Executive Officer of ASM Pacific Technology Ltd.
A. (Naud) J.M. van der Ven	1959	Member of the Management Board and Chief Financial Officer
J. (Han) F.M. Westendorp	1956	Member of the Management Board and Vice President Front-end Products

(1)	Member of Audit Committee
(2)	Member of Nomination, Selection and Remuneration Committee

Paul. C. van den Hoek became a member of the Supervisory Board in March 1981 and is currently Chairman of the Supervisory Board. Mr. van den Hoek is a partner in the European law firm of Stibbe, which is our general legal counsel, and has been with Stibbe since 1965. Mr. van den Hoek also serves on the board of directors of various European companies. At December 31, 2007, Mr. van den Hoek owned 300,000 of our common shares. Mr. van den Hoek holds a Master’s Degree in law from the University of Amsterdam, the Netherlands.

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

Berend C. Brix was elected a member of the Supervisory Board in May 2006. He is a partner in Lesuut Finance B.V. since October 2003. Prior to that, he was appointed as a member of the Management Board of Volmac Software Group N.V. in 1990, which company was renamed Cap Gemini N.V. in 1993, and as Chairman of the Management Board in 1998. From 2000 to 2003 he was a member of the Group Executive Committee of Cap Gemini Ernst & Young. Mr. Brix is a non-executive director of Computer Patent Annuities Holdings Limited and a member of its Remuneration Committee and Nominations Committee. Mr. Brix holds a degree in Business Administration from Erasmus University, Rotterdam, the Netherlands.

Johan M.R. Danneels was elected a member of the Supervisory Board in May 2000. Currently Mr. Danneels serves as Chief Executive Officer at Essensium. In January 2005 Mr. Danneels founded Essensium N.V., a spin-off from the research institute IMEC of which he was chairman since 2000. Mr. Danneels served recently as Groups Vice President of STMicroelectronics. Prior to that, he was Corporate Executive Vice President of Alcatel NV and Chief Executive Officer of Alcatel Microelectronics. He spent 25 years in Alcatel in different management functions of all major productlines. Mr. Danneels holds a Ph.D. degree in engineering from the KULeuven, Belgium and a MBA degree from Boston University.

Heinrich W. Kreutzer was elected a member of the Supervisory Board in November 2006. Mr. Kreutzer is currently a member of the Board of Directors of Micronas Semiconductor AG in Zurich, Switzerland, chairman of the Supervisory Board of Micronas Semiconductor GmbH in Freiburg, Germany and chairman of the Supervisory Board of BKtel communications GmbH, Germany. He worked at several companies, including General Telephone & Electronics in Waltham, USA, and Alcatel in Stuttgart, Germany. From 2004 to April 2006, he was Managing Director of Kabel Deutschland GmbH in Munich, Germany. From 1999 to 2003, Mr. Kreutzer was a member of the Management Board, and was the Chief Operating Officer and Chief Technology Officer of Alcatel SEL AG. Mr. Kreutzer is ‘Diplom-Ingenieur’ and ‘Diplom-Ökonom’. He studied at the Technical University of Berlin and the University of Hagen.

Charles D. (Chuck) del Prado became a member of the Management Board in May 2006 and the President and Chief Executive Officer on March 1, 2008. From January 1, 2008 until February 29, 2008, he was the Executive Vice President Front-end Operations. He was President and General Manager of ASM America from February 2003 until August 2007. In March 2001, he was appointed Director Marketing, Sales & Service of ASM Europe. From February 1996 to 2001, he held various management positions at ASM Lithography in manufacturing and sales in Taiwan and in the Netherlands. Mr. del Prado worked at IBM Nederland N.V. from 1989 to 1996 in several marketing and sales positions. Mr. del Prado received a Master of Science degree in Industrial Engineering and Technology Management from the University of Twente, the Netherlands.

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

J. (Han) F.M. Westendorp became a member of the Management Board in May 2006 and Vice President Front-end Products since January 1, 2008. He was Chief Operating Officer front-end operations of ASM International since February 2003 until January 1, 2008. He was appointed General Manager of ASM Europe in July 1999. Mr. Westendorp held various management positions at Tokyo Electron Massachusetts from 1991 to mid-1999, most recently as General Manager. Prior to that, he worked on developing ion implant technology at ASM International. Mr. Westendorp has a doctorate in physics and mathematics from the University of Utrecht, the Netherlands.

B. Compensation.

For information regarding remuneration of members of our Management Board and Supervisory Board, see Note 25 to our Consolidated Financial Statements, which is incorporated herein by reference.

For further information regarding remuneration of members of our Management Board, see our Remuneration Policy and Remuneration Report 2007, which are posted on our website (www.asm.com).

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

The Audit Committee of the Supervisory Board has a supervisory task with regard to monitoring the integrity of our financial reports and risk management. The Audit Committee consists of Mr. van den Boom (Chairman), Mr. Brix and Mr. Kreutzer. The Audit Committee supervises the activities of the Management Board with respect to:

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

The Nomination, Selection and Remuneration committee of the Supervisory Board advises the Supervisory Board on matters relating to the selection and nomination of the members of the Management Board and Supervisory Board. The committee further monitors and evaluates the remuneration policy for the Management Board. This committee consists of Mr. van Amerongen (Chairman), Mr. Danneels and Mr. van den Hoek.

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

D. Employees.

As of December 31, 2007, we had 11,832 employees, including 968 employees primarily involved in research and development activities, 451 in marketing and sales, 1,150 in customer service, 573 in finance and administration, and 8,690 in manufacturing.

The following table lists the total number of our employees and the number of our employees in our front-end and back-end business at the dates indicated, exclusive of temporary workers:

Geographic Location	December 31, 2005			December 31, 2006			December 31, 2007
	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total
Europe
The Netherlands	327	12	339	326	10	336	338	10	348
EMEA	166	10	176	179	11	190	204	11	215
United States	617	12	629	641	11	652	515	10	525
Japan	279	18	297	284	19	303	294	24	318
Southeast Asia	302	7,708	8,010	430	8,957	9,387	492	9,934	10,426

Total	1,691	7,760	9,451	1,860	9,008	10,868	1,843	9,989	11,832

Our Netherlands operations, which employs 348 persons, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good.

E. Share ownership.

Information with respect to shares and options held by members of our Supervisory Board and Management Board is included in Item 7, “Major Shareholders and Related Party Transactions” and Notes 25 and 26 to our Consolidated Financial Statements, which are incorporated herein by reference. With the exception of Chuck del Prado, as of March 1, 2008, none of the members of our Supervisory Board or Management Board owned beneficially more than 1% of our outstanding common shares.

We maintain various stock option plans for the benefit of our employees. For information about our stock option plans, see Note 16 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the ownership of our common shares as of March 28, 2008 by each beneficial owner of more than 5% of our common shares:

	Number of Shares	Percent [1]
Arthur H. del Prado [2]	11,476,878	21.3

Hermes Focus Asset Management Ltd [3]	7,000,000	13.0

Fursa Alternative Strategies LLC [4]	5,320,396	9.9

The Goldman Sachs Group, Inc. [5]	3,606,696	6.7

(1)	Calculated on the basis of 54,005,214 Common Shares outstanding as of March 28, 2008, and without regard to options.
(2)	Includes 7,692,039 common shares owned by Stichting Administratiekantoor ASMI, a trust controlled by Arthur H. del Prado, of which 713,000 common shares are beneficially owned by Chuck D. del Prado.
(3)	Derived from share ownership certification provided by Hermes as of March 19, 2008.
(4)	Derived from Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions 2006 filed March 11, 2008 with the Netherlands Authority for the Financial Markets.
(5)	Derived from Schedule 13G filed February 11, 2008 with the SEC.

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

On May 28, 1997, we entered into an agreement with Stichting Continuïteit ASM International (Stichting), pursuant to which Stichting was granted an option to acquire up to a number of our preferred shares corresponding with a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise of the option. Stichting is a non-membership organization organized under Netherlands law. The objective of Stichting is to serve the interests of the Company. To that objective Stichting may, amongst others, acquire, own and vote our preferred shares in order to maintain our independence and/or continuity and/or identity. The members of the board of Stichting are:

Michiel J.C. van Galen (chairman)	Retired Managing Director, Breevast N.V.

Rinze Veenenga Kingma	President Archeus Consulting B.V.

Laurus Traas	Emeritus Professor, Vrije Universiteit Amsterdam

We are unaware of any arrangement which we anticipate will result in a change in control of ASM International. All shares of our common stock entitle the holder to the same voting rights.

Of our 54,005,214 outstanding common shares at March 1, 2008, 8,092,039 are registered with us in the Netherlands, 38,321,733 are registered with our transfer agent in the Netherlands, ABN AMRO Bank N.V., and 7,591,442 are registered with our transfer agent in the United States, Citibank, N.A., New York. Our common shares registered with Citibank, N.A., New York are listed on the NASDAQ Global Select Market under the symbol “ASMI.” As of March 1, 2008 there were approximately 197 record holders of our common shares registered with Citibank. The common shares registered with ABN AMRO Bank N.V., are in bearer form and are traded on Euronext Amsterdam under the symbol “ASM.”

B. Related party transactions.

For information regarding related party transactions, see Note 26 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 8. Financial Information

A. Consolidated statements and other financial information

Consolidated financial statements

See Item 18. “Financial Statements.”

Legal proceedings

See Item 4.B. “Business Overview” and Note 18 to our Consolidated Financial Statements, which is incorporated herein by reference.

Dividend policy

In 2007, we paid an interim dividend of € 0.10 per share. We have not paid dividends in any year prior to 2007.

In November 2006, we announced a flexible stance with respect to our utilization of dividends received from ASMPT. We believe that future dividends received from ASM Pacific Technology, our 53.10% owned subsidiary (“ASMPT”), are no longer required for investment in our front-end business. The front-end business is now considered financially independent based on the positive momentum in the front-end business and our confidence in its future performance.

Dividends received from ASMPT in 2007 were used to:

•	reduce our outstanding convertible debt,

•	repurchase of our shares,

•	payment of cash dividends to our common shareholders (€ 0.10 per share).

For dividends received in the years 2008 through at least 2009, we intend to use ASMPT dividends for one or more of the following:

•	reduction in our outstanding convertible debt,

•	repurchase of our shares,

•	payment of cash dividends to our common shareholders,

•	purchase of ASMPT shares to maintain our ownership at the November 2006 level.

The Management Board and Supervisory Board will determine the most appropriate use or combination of uses, of these funds, from time to time.

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

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Global Select Market and the high and low closing prices as reported on Euronext Amsterdam:

Price Range of Common Shares

	NASDAQ Closing Prices		Euronext Closing Prices
	High	Low	High	Low
Annual Information
2003	$20.40	$9.71	€17.05	€8.78
2004	27.61	12.80	22.10	10.47
2005	19.15	12.83	14.50	10.37
2006	21.34	13.72	16.97	10.95
2007	30.32	20.94	21.08	15.08

Quarterly Information
2006:
First Quarter	$20.37	$16.48	€16.80	€13.46
Second Quarter	20.95	14.93	16.97	11.88
Third Quarter	18.51	13.72	14.58	10.95
Fourth Quarter	21.34	17.63	16.44	13.91

2007:
First Quarter	$24.00	$20.94	€18.12	€16.00
Second Quarter	27.11	22.47	20.37	16.76
Third Quarter	29.06	26.62	21.08	18.21
Fourth Quarter	30.32	21.43	21.08	15.08

Monthly Information
September 2007	$28.58	$26.62	€20.51	€19.22
October 2007	30.32	27.94	21.08	19.25
November 2007	27.54	22.59	18.88	15.35
December 2007	23.95	21.43	16.75	15.08
January 2008	24.30	17.84	16.56	11.70
February 2008	21.05	18.70	14.20	12.79
March 2008 [1]	19.52	17.87	12.76	11.72

(1)	Through March 14, 2008

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

The information required by Item 10.B. is incorporated by reference to Exhibit 1.1 in our Form 20-F filed with the United States Securities and Exchange Commission on March 16, 2007 and the Form 6-K filed on April 30, 2007.

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

E. Taxation.

Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders

The statements below briefly summarize the current Dutch tax laws, based on the laws as in force at January 1, 2008. The description is limited to the tax implications for shareholders who neither are nor are deemed to be a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to holders of special classes of shares and should not be interpreted as extending by implication to matters not specifically referred to in this document. As to individual tax consequences, shareholders are advised to consult their own tax advisors.

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

United States Federal Income Taxation

The following is a general description of select U.S. federal income tax consequences of the ownership and disposition of our common shares by a U.S. Holder (as defined below). This summary only applies to “U.S. Holders” (as defined below) that hold their shares as capital assets. This discussion does not purport to be a comprehensive description of all U.S. federal income taxation considerations that may be relevant to holders of shares in view of their particular circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986 (“Internal Revenue Code”)), and does not deal with holders subject to special rules, such as, but not limited to dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, certain financial institutions, tax-exempt organizations, tax-qualified employer plans and other tax-qualified accounts, insurance companies, persons that actually or constructively own 10% or more of our voting stock, persons holding common shares as part of a straddle, hedging, conversion or constructive sale transaction or holders of common shares whose “functional currency” is not the U.S. dollar.

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

The following discussion is a summary of the tax rules applicable to U.S. Holders of shares and does not consider any U.S. federal income tax consequences to non-U.S. Holders. As used in this summary, “U.S. Holder” means a beneficial owner of shares that is (i) an individual who is a citizen or resident of the United States (as defined for U.S. federal income tax purposes), (ii) a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust if a valid election is in place to treat the trust as a U.S. person, or (v) any other person or entity that would be subject to U.S. federal income tax on a net income basis in respect of the shares. A “non-U.S. Holder” is a beneficial owner of shares that is not a U.S. Holder as so defined herein.

Taxation of Dispositions

A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of shares in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares. For these purposes, a U.S. Holder’s adjusted tax basis in the shares generally will equal the U.S. dollar cost of the shares to the U.S. Holder. Subject to the passive foreign investment company rules described below, gain or loss realized by a U.S. Holder on a sale or other disposition generally will be treated as capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year as of the date of the sale or other disposition. Any such gain generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Net long-term capital gain recognized by a U.S. Holder who is an individual generally is subject to reduced rates of taxation. The deduction of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors in this regard.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. We use forward exchange contracts to hedge foreign exchange risk. We do not enter into financial instrument transactions for trading or speculative purposes.

Foreign exchange risk management

We conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the Company (Euro) or one of its subsidiaries conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in selected foreign currencies, in particular denominated in U.S. dollar.

Our front-end segment uses forward exchange contracts to hedge its foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which it has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings.

The majority of revenues and costs of our back-end segment are denominated in Hong Kong dollars, Chinese Yuan and U.S. dollar. The functional currency of our back-end segment (Hong Kong dollar) is linked to the U.S. dollar. Since foreign currency exposure is not significant, no forward exchange contracts are used. The effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in foreign currencies is periodically reviewed.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. The Company records all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses.

We expect that substantially all of the € 0.1 million unrealized gains included in accumulated other comprehensive income as of December 31, 2007 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Unrealized losses included in other comprehensive income as of December 31, 2006 of € 0.1 million were reclassified to earnings in 2007. Hedge ineffectiveness was insignificant for the years ended December 31, 2006 and December 31, 2007.

Furthermore, we manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts (fair value hedges) and currency swaps, and non-derivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on receivables and payables denominated in foreign currencies. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Receivables and payables denominated in foreign currencies are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations.

We do not use forward exchange contracts for trading or speculative purposes.

To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. For the year ended December 31, 2006, we recorded an unfavorable movement of € 12.2 million. For the year ended December 31, 2007, we recorded an unfavorable movement of € 12.1 million. See Note 15 to our Consolidated Financial Statements, which is incorporated herein by reference.

The following table summarizes our financial instruments as of December 31, 2007 and analyzes the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market foreign currency exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the euro from their levels as of December 31 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro. The selection of 10% favorable or unfavorable change in foreign currency exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such an event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be possible that all of the foreign currency exchange rates to which we are exposed would simultaneously change by more than 10%, we find it meaningful to “stress test” our exposure under this 10% fluctuation scenario and other hypothetical adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

					Sensitivity analysis
	Currency and notional amount		Carrying amount	Fair value	Favorable change of 10%	Unfavorable change of 10%
	(in millions)		(in millions of euro)
As of December 31, 2007:
Notes payable to banks, due within twelve months	yen	2,600.0	15.8	15.8	14.2	17.3
	SG$	2.0	0.9	0.9	0.8	1.0
Long-term debt with maturities:
due from 2008 – 2012 due from 2010 due from 2008 – 2011 due from 2008	yen euro SG$ KRW	4,662.5 0.6 4.9 50.0	28.3 0.6 2.3 0.1	28.3 0.6 2.3 0.1	25.4 0.6 2.1 0.1	31.1 0.6 2.6 0.1

Convertible subordinated debt:
due May 15, 2010 due December 6, 2011	US$ US$	69.2 135.4	47.0 92.0	62.3 112.2	56.1 101.0	68.5 123.4

Foreign exchange contracts:
purchase of currency contracts to be settled within twelve months:	US$ euro	42.5 1.4	28.9 1.3	28.9 1.3	26.0 1.3	31.8 1.3
sale of currency contracts to be settled within twelve months:	US$	21.8	14.8	14.8	13.4	16.3

For long-term debt, the estimated fair values of our long-term debt are based on current interest rates available to us for debt instruments with similar terms and remaining maturities. The fair values of our convertible subordinated debt borrowings are based on our estimates. For forward exchange contracts, market values based on external quotes from banks have been used to determine the fair value.

The following table analyzes our sensitivity to a hypothetical 10% strengthening respectively 10% weakening of the U.S. dollar, Hong Kong dollar or Japanese yen against the Euro as of December 31, 2007. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase respectively 10% decrease of the U.S. dollar, Hong Kong dollar or Japanese yen against the Euro. A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in U.S. dollar, Hong Kong dollar and Japanese yen.

	2006	2007
	Impact on equity	Impact on equity
10% increase of U.S. dollar versus euro	(6,698)	(8,279)
10% decrease of U.S. dollar versus euro	6,698	8,279
10% increase of Hong Kong dollar versus euro	13,316	13,647
10% decrease of Hong Kong dollar versus euro	(13,316)	(13,647)
10% increase of Japanese yen versus euro	3,100	3,162
10% decrease of Japanese yen versus euro	(3,100)	(3,162)

A hypothetical 10% strengthening or 10% weakening of any other currency than the U.S. dollar, Hong Kong dollar and Japanese yen against the Euro as of December 31, 2007 would not result in a material impact on equity.

A hypothetical 10% strengthening or 10% weakening of the U.S. dollar, Hong Kong dollar, Japanese yen or any other currency against the Euro as of December 31, 2007 would not result in a material impact on net earnings.

Interest risk

We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2007 we had convertible subordinated debt borrowings outstanding of € 47,016 at a fixed interest rate, maturing in May 2010 and € 91,977 at a fixed interest rate, maturing in December 2011 and € 31,266 in long-term debt at fixed interest rates and € 16,667 in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2006 and December 31, 2007 borrowing levels.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and derivative instruments. These instruments contain a risk of counterparties failing to discharge their obligations. We monitor credit risk and manages credit risk exposure by type of financial instrument by assessing the creditworthiness of counterparties. We do not anticipate nonperformance by counterparties given their high creditworthiness.

Our customers are semiconductor device manufacturers located throughout the world. We generally do not require collateral or other security to support financial instruments with credit risk.

Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

A significant percentage of our revenue is derived from a small number of large customers. Our largest customer accounted for approximately 9.6% of net sales in 2007 (2006: 11.4%; 2005: 17.2%) and the ten largest customers accounted for approximately 32.4% of net sales in 2007 (2006: 33.9%; 2005: 43.7%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which could harm our financial results. At December 31, 2007 one customer accounted for 7.8% of the outstanding balance in accounts receivable (2006: 8.8%; 2005: 12.4%).

We place our cash and cash equivalent and derivative instruments with high quality financial institutions to limit the amount of credit risk exposure.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that as of December 31, 2007 our disclosure controls and procedures were effective.

(b) Report of Management on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with applicable generally accepted accounting principles. Internal control over financial reporting includes policies and procedures for maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

(c) Attestation Report of the Registered Public Accounting Firm: Deloitte Accountants B.V., an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of ASMI’s internal control over financial reporting.

(d) Changes in Internal Control Over Financial Reporting: There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The Supervisory Board has determined that Mr. van den Boom, an independent member of the Supervisory Board, qualifies as the Audit Committee Financial Expert. For Mr. van den Boom’s experience see Item 6 “Directors, Senior Management and Employees.”

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

Our anti-fraud policy provides specific rules to promote ethical and legal conduct regarding anti-corruption matters (such as bribery and corruption of governmental officials) and anti-fraud matters (such as maintaining accurate and complete Company records, protection and use of Company resources, information security, and conflicts of interest).

For further information, see the Code of Ethics, Whistleblower Policy, Anti-Fraud Policy and other related policies including our Rules Concerning Insider Trading, which are all posted on our website (www.asm.com).

Item 16C.	Principal Accountant Fees and Services

Audit fees.

Deloitte Accountants B.V., its affiliates, and its member firms (“Deloitte”) billed us an aggregate € 1,448,218 and € 2,902,577 for the audit of our Consolidated Financial Statements for the years ended December 31, 2006 and 2007, respectively, and certain agreed upon procedures regarding our quarterly financial results. These amounts accounted for 48% and 76% of the total fees billed to us by Deloitte in 2006 and 2007, respectively.

Audit-related fees.

Deloitte billed us an aggregate of € 1,188,353 and € 14,327 for fees for audit related services for the years ended December 31, 2006 and 2007, respectively. The services for the year ended December 31, 2006 consisted of consultations related to Section 404 of the Sarbanes-Oxley Act. These amounts accounted for 39% and 1% of the total fees billed to us by Deloitte in 2006 and 2007, respectively.

Tax fees.

Deloitte billed us an aggregate of € 383,276 and € 863,141 in 2006 and 2007, respectively, for tax services relating to tax compliance, tax planning and advice. These amounts accounted for 12% and 22% of the total fees billed to us by Deloitte in 2006 and 2007, respectively.

All other fees.

Deloitte billed us an aggregate of € 27,676 and € 54,245 in 2006 and 2007, respectively, for all other services. These amounts accounted for 1% and 1% of the total fees billed to us by Deloitte in 2006 and 2007, respectively.

Audit Committee pre-approval policies.

The Audit Committee has determined that the provision of services by Deloitte described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. All audit and permitted non-audit services provided by Deloitte during 2007 were pre-approved by the Audit Committee.

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

Between May 14, 2007 and May 24, 2007, we used € 20.5 million of the € 24.0 million 2006 final cash dividend received from our subsidiary ASMPT to repurchase USD 14.5 million principal amount of our 5.25% Convertible Subordinated Notes due 2010 and USD 5.6 million principal amount of our 4.25% Convertible Subordinated Notes due 2011.

Between August 21, 2007 and August 31, 2007, we used € 15.1 million of the € 25.0 million 2007 interim cash dividend received from our subsidiary ASMPT to repurchase USD 6.3 million principal amount of our 5.25% Convertible Subordinated Notes due 2010 and USD 9.0 million principal amount of our 4.25% Convertible Subordinated Notes due 2011.

On May 18, 2006, the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

The number of shares bought back under the authorization of May 18, 2006 was 178,706. Of this number, 178,706 were sold upon the exercise of options by employees of ASMI, under the Employee Stock Option Plan.

The following table summarizes shares repurchased under the authorization of May 18, 2006:

Period	Total Number of Shares Purchased	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Average Price Paid per Share	Maximum Number of Shares that May Yet be Purchased under the Programs
May 2007	178,706	178,706	€19.56	—

On May 22, 2007, the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

The number of shares bought back under the authorization of May 22, 2007 was 250,000. Of this number, 36,213 were sold upon the exercise of options by employees of ASMI, under the Employee Stock Option Plan.

The following table summarizes shares repurchased under the authorization of May 22, 2007:

Period	Total Number of Shares Purchased	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Average Price Paid per Share	Maximum Number of Shares that May Yet be Purchased under the Programs
August 2007	250,000	250,000	€18.67	5,150,521

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

See pages F-1 through F-42, which are incorporated herein by reference.

Item 19. Exhibits (*)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English Informal Translation of ASM International N.V.’s Articles of Association, as amended	Exhibit 1.1 to the Registrant’s Form 20-F filed on March 16, 2007

2.1	Indenture Agreement dated May 6, 2003 between ASM International N.V. and Citibank N.A.	Exhibit 4.18 to the Registrant’s Form F-3 filed on July 25, 2003

2.2	Indenture Agreement dated December 6, 2004 for the 4.25 % Convertible Subordinated Notes.	Exhibit 99.1 to the Registrant’s Form 6-K filed on December 9, 2004

4.1	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002

4.2	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.3	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990	Exhibit 4.14 to the Registrant’s Form 20-F filed on April 17, 2003

4.4	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 12, 1999	Exhibit 4.15 to the Registrant’s Form 20-F filed on April 17, 2003

4.5	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited	Exhibit 4.16 to the Registrant’s Form 20-F filed on April 17, 2003

4.6	English Translation of Arnold J.M. van der Ven’s Employment Agreement	Exhibit 99.1 to the Registrant’s Form 6-K filed on September 29, 2005

4.7	Overview of Remuneration of Members of the Management Board, appointed May 18, 2006	Exhibit 4.23 to the Registrant’s Form 20-F filed on March 16, 2007

4.8	Overview of Remuneration of Mr. W.K. Lee, appointed Member of the Management Board effective January 1, 2007	Exhibit 4.24 to the Registrant’s Form 20-F filed on March 16, 2007

4.9	Form of Supervisory Board Member Indemnification Agreement	Exhibit 10.1 to the Registrant’s Form 20-F filed on March 16, 2007

4.10	Form of Management Board Member Indemnification Agreement	Exhibit 10.2 to the Registrant’s Form 20-F filed on March 16, 2007

4.11	Amended and Restated Settlement Agreement dated as of December 16, 1998 by and among ASM International N.V., ASM America, Inc. and Applied Materials, Inc. **	Exhibit 10.3 to the Registrant’s Form 20-F filed on March 16, 2007

8.1	Subsidiaries		X

12.1	Certification of CEO pursuant to Rule 13a-14(a)		X

12.2	Certification of CFO pursuant to Rule 13a-14(a)		X

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X

15.1	Consent of Independent Registered Public Accounting Firm		X

*	Pursuant to Instruction 2(b)(ii), the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.

**	Redacted version, originally filed as an exhibit to Registrant’s Form 6-K filed February 11, 1999. Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL N.V.

Date: April 1, 2008	/s/ CHARLES D. DEL PRADO
Charles D. del Prado Chief Executive Officer

S-1

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of

ASM International N.V.

Bilthoven, the Netherlands

We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 (all expressed in euros). We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASM International N.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte Accountants B.V.

Amsterdam, the Netherlands,

April 1, 2008

Consolidated Balance Sheets

		EUR
		December 31,
(thousands except share data)	Note	2006	2007
Assets
Cash and cash equivalents	4	193,872	167,923
Accounts receivable (less allowance for doubtful accounts of € 5,926 and € 5,075)	5	198,359	229,160
Inventories, net	6	197,089	205,504
Income taxes receivable		49	117
Deferred tax assets	21	3,140	4,062
Other current assets		24,009	26,786

Total current assets		616,518	633,552

Debt issuance costs	14	3,938	2,316
Deferred tax assets	21	1,052	951
Other intangible assets, net	7	4,948	4,251
Goodwill, net	8	54,576	49,621
Property, plant and equipment, net	9	151,265	149,642

Total assets		832,297	840,333

Liabilities and Shareholders’ Equity
Notes payable to banks	10	19,657	16,677
Accounts payable		99,841	99,046
Provision for warranty	11	16,299	17,039
Accrued expenses and other	12	76,221	73,453
Income taxes payable		15,952	19,686
Current portion of long-term debt	13	7,344	15,438

Total current liabilities		235,314	241,339

Pension liabilities	16	3,490	3,872
Deferred tax liabilities	21	620	799
Long-term debt	13	19,267	15,828
Convertible subordinated debt	14	182,232	138,993

Total liabilities		440,923	400,831

Commitments and contingencies	17, 18

Minority interest		114,916	120,624

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 53,828,745 and 54,005,214 shares		2,153	2,160
Financing preferred shares
Authorized 8,000 shares, par value € 40, none issued		—	—
Preferred shares
Authorized 118,000 shares, par value € 40, none issued		—	—
Capital in excess of par value		316,745	319,657
Treasury shares at cost		—	(3,985)
Retained earnings		18,748	73,965
Accumulated other comprehensive loss		(61,188)	(72,919)

Total shareholders’ equity	15	276,458	318,878

Total liabilities and shareholders’ equity		832,297	840,333

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		EUR
		Year ended December 31,
(thousands, except per share data)	Note	2005	2006	2007
Net sales	22	724,698	877,491	955,239
Cost of sales		(469,321)	(538,674)	(594,163)

Gross profit	22	255,377	338,817	361,076

Operating expenses:
Selling, general and administrative		(98,073)	(120,654)	(129,676)
Research and development, net	20	(89,829)	(88,130)	(83,468)
Amortization of other intangible assets	7	(599)	(553)	(553)

Total operating expenses		(188,501)	(209,337)	(213,697)

Earnings from operations	22	66,876	129,480	147,379

Interest income		5,746	5,902	6,113
Interest expense		(15,844)	(11,726)	(9,866)
Expense resulting from early extinguishment of debt	14	(319)	—	(10,049)
Foreign currency exchange losses, net		(128)	(1,250)	(1,020)

Earnings from continuing operations before income taxes and minority interest		56,331	122,406	132,557
Income tax expense	21	(6,666)	(14,095)	(19,245)

Earnings from continuing operations before minority interest		49,665	108,311	113,312
Minority interest		(43,558)	(54,882)	(55,345)
Gain on dilution of investment in subsidiary	16	2,781	1,255	3,010

Net earnings from continuing operations		8,888	54,684	60,977

Loss from discontinued operations before income taxes	2	(48,464)	(20,350)	—
Income tax expense	21	(641)	—	—

Net loss from discontinued operations		(49,105)	(20,350)	—

Net earnings (loss)		(40,217)	34,334	60,977

Net earnings (loss) per share:	24
Basic net earnings from continuing operations		0.17	1.02	1.13
Basic net loss from discontinued operations		(0.93)	(0.38)	—
Basic net earnings (loss)		(0.76)	0.64	1.13
Diluted net earnings from continuing operations		0.17	1.02	1.07
Diluted net loss from discontinued operations		(0.93)	(0.38)	—
Diluted net earnings (loss)		(0.76)	0.64	1.07

Weighted average number of shares used in computing per share amounts (in thousands):
Basic		52,638	53,403	53,968
Diluted		52,638	53,575	65,076

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

		EUR
		Year ended December 31,
(thousands)	Note	2005	2006	2007
Net earnings (loss)		(40,217)	34,334	60,977
Other comprehensive income (loss):
Foreign currency translation effect	15	23,638	(16,998)	(12,023)
Reclassification to Consolidated Statement of Operations of cumulative translation adjustment ASM NuTool	2	—	4,832	—
Unrealized gains (losses) on derivative instruments, net of tax	15	(2,263)	244	270
Amortization of transition obligation SFAS 158	15	—	—	22

Total other comprehensive income (loss)		21,375	(11,922)	(11,731)

Comprehensive income (loss)		(18,842)	22,412	49,246

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

		EUR
(thousands, except for number of common shares)	Note	Number of common shares	Common shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other com- prehensive income (loss)	Total Share- holders’ Equity
Balance January 1, 2005		52,617,952	2,105	299,761	—	24,631	(69,781)	256,716

Issuance of common shares:
For stock options	16	61,000	2	718	—	—	—	720
Net earnings		—	—	—	—	(40,217)	—	(40,217)
Other comprehensive income	15	—	—	—	—	—	21,375	21,375

Balance December 31, 2005		52,678,952	2,107	300,479	—	(15,586)	(48,406)	238,594

Issuance of common shares:
For stock options	16	899,652	36	10,931	—	—	—	10,967
Settlement agreement with former shareholders NuTool	2	250,141	10	3,914	—	—	—	3,924
Compensation expense stock options	16	—	—	1,421	—	—	—	1,421
Net earnings		—	—	—	—	34,334	—	34,334
Impact of initial adoption of SFAS 158	16	—	—	—	—	—	(860)	(860)
Other comprehensive income	15	—	—	—	—	—	(11,922)	(11,922)

Balance December 31, 2006		53,828,745	2,153	316,745	—	18,748	(61,188)	276,458

Issuance of common shares:
For stock options	16	176,469	7	2,319	—	—	—	2,326
Compensation expense stock options	16	—	—	1,718	—	—	—	1,718
Purchase of common shares		—	—	—	(8,162)	—	—	(8,162)
Exercise of stock options out of treasury shares		—	—	(1,125)	4,177	(363)	—	2,689
Dividend		—	—	—	—	(5,397)	—	(5,397)
Net earnings		—	—	—	—	60,977	—	60,977
Other comprehensive income	15	—	—	—	—	—	(11,731)	(11,731)

Balance December 31, 2007		54,005,214	2,160	319,657	(3,985)	73,965	(72,919)	318,878

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

		EUR
		Year ended December 31,
(thousands)	Note	2005	2006	2007
Cash flows from operating activities:
Net earnings (loss)		(40,217)	34,334	60,977
Adjustments to reconcile net earnings (loss) to net cash from operating activities:
Depreciation	9	36,006	35,067	33,250
Amortization of other intangible assets	7	1,748	2,439	1,391
Impairment of property, plant and equipment	9	3,308	—	(788)
Impairment and disposal of discontinued operations	2	33,128	12,841	—
Amortization of debt issuance costs	14	1,781	976	825
Compensation expense employee share incentive scheme	16	6,242	7,290	7,685
Compensation expense employee stock option plan	16	66	1,421	1,718
Deferred income taxes		550	(151)	(913)
Expense resulting from early extinguishment of debt	14	—	—	10,049
Minority interest		43,558	54,882	55,346
Gain on dilution of investment in subsidiary	16	(2,781)	(1,255)	(3,010)
Increase (decrease) in allowance for doubtful receivables	5	345	(169)	(260)
Changes in other assets and liabilities:
Accounts receivable		(22,611)	(6,974)	(47,599)
Inventories		(14,537)	(26,095)	(26,613)
Other current assets		1,918	(1,632)	(5,184)
Accounts payable and accrued expenses		14,657	15,585	9,872
Advance payments from customers		(497)	1,403	3,044
Deferred revenue		(4,328)	4,241	(741)
Pension liabilities		(284)	629	775
Income taxes		(7,335)	8,960	5,781

Net cash provided by operating activities		50,717	143,792	105,605

Cash flows from investing activities:
Capital expenditures	9	(44,637)	(39,374)	(47,206)
Purchase of intangible assets	7	(732)	(3,298)	(695)
Acquisition of business	8	(1,101)	(1,162)	(281)
Proceeds from sale of intangible assets	2	—	11,032	—
Proceeds from sale of property, plant and equipment	9	913	2,750	3,652

Net cash used in investing activities		(45,557)	(30,052)	(44,530)

Cash flows from financing activities:
Notes payable to banks, net		(2,379)	1,052	(2,013)
Proceeds from long-term debt and subordinated debt		13,347	2,694	14,496
Repayments of long-term debt and subordinated debt		(89,620)	(6,282)	(42,344)
Purchase of treasury shares		—	—	(8,162)
Proceeds from issuance of common shares and exercise of stock options		654	11,843	5,015
Dividends to minority shareholders ASMPT		(31,713)	(51,125)	(42,900)
Dividend to shareholders ASMI		—	—	(5,397)

Net cash provided by (used in) financing activities		(109,711)	(41,818)	(81,305)
Foreign currency translation effect		20,932	(13,050)	(5,719)

Net increase (decrease) in cash and cash equivalents		(83,619)	58,872	(25,949)
Cash and cash equivalents at beginning of year	4	218,619	135,000	193,872

Cash and cash equivalents at end of year	4	135,000	193,872	167,923

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest		10,295	6,000	3,890
Income taxes		14,093	5,893	14,329

Non cash investing and financing activities:
Capital lease expenditures		1,414	—	—

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Amounts in euro thousands, except per share data and unless otherwise stated

NOTE 1 Summary of Significant Accounting Policies

Basis of Presentation—ASM International N.V. (“ASMI” or “the Company”) is a Netherlands public liability company domiciled in the Netherlands with its principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. The Company provides production solutions for the main areas of semiconductor production: wafer processing (front-end), assembly and packaging (back-end). The Company follows accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applies the going concern basis in preparing its Consolidated Financial Statements. Historical cost is used as the measurement basis unless otherwise indicated.

Principles of Consolidation—The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries (“the Company”), where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

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

Derivative Financial Instruments—ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the Company (euro) or one of its subsidiaries conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in selected foreign currencies, in particular denominated in U.S. dollar.

The Company’s front-end segment uses forward exchange contracts to hedge its foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which the Company has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive loss in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. The Company records all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses.

Substantially all amounts included in accumulated other comprehensive loss at December 31, 2007 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts (fair value hedges) and currency swaps, and non-derivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on receivables and payables denominated in foreign currencies. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Receivables and payables denominated in foreign currencies are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations.

The Company does not use forward exchange contracts for trading or speculative purposes.

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

Cost of Sales—Cost of sales includes direct costs such as materials, labor and related overhead. Cost of sales also includes cost of warranty, third party commission and royalty payments and costs relating to prototype and experimental products, which the Company may subsequently sell to customers. Costs of warranty include the cost of labor, material and related overhead necessary to repair a product during the warranty period. The warranty period is usually one to two years. The Company accrues for the estimated cost of the warranty on its products shipped in a provision for warranty, upon recognition of the sale of the product. The costs are estimated based on actual historical expenses incurred and on estimated future expenses related to current sales, and are updated periodically. Actual warranty costs are charged against the provision for warranty.

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

On January 1, 2007 the Company adopted Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

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

The Company’s employees in Japan participate in a defined benefit plan. Pension costs in respect of this defined benefit plan are determined using the projected unit credit method. These costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets. Actuarial gains and losses are recognized in income, spread over the average remaining service lives of employees, using the corridor approach. In accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS No. 87, 88, 106, and 132(R)” (“SFAS 158”), the Company recognizes in its Consolidated Balance Sheet an asset or a liability for the plan’s overfunded status or underfunded status respectively. Reference is made to Note 16.

Stock-Based Compensation—On January 1, 2006 ASMI adopted SFAS No. 123R “Share-Based Payment” (“SFAS 123R”), using the modified prospective transition method. This statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The approach to account for share-based payments in SFAS 123R is in general similar to the approach described in SFAS 123. However, SFAS 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. The cost is recognized in the Consolidated Statement of Operations over the requisite service period. Pro forma disclosure is no longer an alternative. In January 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 (“SAB 107”), which provides supplemental implementation guidance for SFAS 123R. The Company has applied the provisions of SFAS 123R to all share-based payments, including employee stock options granted, vested, modified or settled subsequent to the date of adoption. Additionally, the cost of employee stock options that are outstanding as of January 1, 2006 and for which the requisite service has not been rendered are also recognized as the requisite service is rendered on or after that date. The cost relating to employee stock options is measured at fair value on the grant date, by using the Black-Scholes option pricing model. Following the adoption of SFAS 123R, the Company recorded in 2006 compensation expenses of € 1,421 and in 2007 compensation expenses of € 1,718.

Under the modified prospective transition method, no restatement of prior years has been made. Prior to the adoption of SFAS 123R ASMI accounted for its stock option and stock-based compensation plans using the intrinsic-value method prescribed in APB 25. SFAS 123, amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”) allowed companies to elect to recognize the fair value of stock options granted as an expense, or to account for stock options using the intrinsic value under APB 25 and provide pro forma disclosure of the impact of the fair value on net earnings (loss) and net earnings (loss) per share. As ASMI elected to follow APB 25, prior to the adoption of SFAS 123R, compensation expense was computed for each employee stock option granted as the amount by which the quoted market price of the ASMI common shares on the date of the grant exceeds the exercise price that the employee must pay to acquire the shares. All options granted to the Management Board and employees of ASMI under ASMI’s stock option plans had an exercise price equal to the market value of the underlying common shares on the date of grant and accordingly for these plans no stock-based compensation expense was reflected in net earnings (loss). The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS 123, amended by SFAS 148, in the year ended December 31, 2005:

Year ended December 31,
2005
Net earnings (loss):
As reported	(40,217)
Total stock-based compensation expense determined under fair value based method, net of related tax effect	(2,483)

Pro forma	(42,700)
Basic net earnings (loss) per share:
As reported	(0.76)
Pro forma	(0.81)
Diluted net earnings (loss) per share:
As reported	(0.76)
Pro forma	(0.81)

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

Net Earnings (Loss) per Share—Basic net earnings (loss) per share is computed by dividing net earnings (loss) per share by the weighted average common shares outstanding for the year. Diluted net earnings (loss) per share reflects the potential dilution that could occur if options issued under the Company’s stock option plan were exercised and if the Company’s convertible subordinated debt borrowings were converted, unless the conversion would have an anti-dilutive effect.

Comprehensive Income (Loss)—Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses that are not included in net earnings (loss), but are recorded directly in Shareholders’ Equity.

Use of Estimates—The preparation of the Company’s Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. The Company’s net operating losses for tax purposes decreased by € 5,369 as a result of the adoption of FIN 48. Since a valuation allowance was recorded against the net deferred tax assets with respect to these net operating losses, the adoption of FIN 48 did not impact the Company’s financial position and net earnings.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application) as of the beginning of the fiscal year in which SFAS 157 is initially applied. The Company expects that the adoption of SFAS 157 will not have a material impact on the Company’s financial position and net earnings.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). This statement replaces SFAS No. 141 “Business Combinations”. SFAS 141R improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact that SFAS 141R may have on its Consolidated Financial Statements.

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

Summarized results from discontinued operations, as reported in the Company’s front-end segment, are as follows:

	Year ended December 31,
	2005	2006
Net sales	1,720	(1,478)
Cost of sales	(2,158)	1,286

Gross profit	(438)	(192)

Operating expenses	(11,833)	(5,232)
Gain from the sale of patent portfolio	—	6,689
Impairment of goodwill	(30,994)	(11,364)
Settlement agreement with former shareholders NuTool	—	(3,048)
Reclassification of cumulative translation adjustment	—	(4,832)
Other restructuring charges	(5,199)	(2,371)

Loss from operations	(48,464)	(20,350)
Loss on equity investments	—	—

Loss from discontinued operations before income taxes	(48,464)	(20,350)
Income tax expense	(641)	—

Net loss from discontinued operations	(49,105)	(20,350)

The gain from the sale of patent portfolio is specified as follows:

Net cash proceeds	11,908
Settlement charges former shareholders NuTool	(876)

11,032
Carrying value of patent portfolio	(4,343)

Gain from the sale of patent portfolio	6,689

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

Other restructuring charges recorded by the Company in 2006 include impairment charges for property, plant and equipment, the write-down of other current assets and the recognition of contractual lease obligations. Of these charges € 1,093 was accrued for as of December 31, 2007 and is expected to be paid in cash through 2009.

A breakdown of adjustments to reconcile net loss to net cash from discontinued operations, as reported in the Consolidated Statements of Cash Flows, is as follows:

	Year ended December 31,
	2005	2006
Gain from the sale of patent portfolio	—	(6,689)
Impairment of property, plant and equipment	2,134	286
Impairment of goodwill	30,994	11,364
Settlement agreement with former shareholders NuTool	—	3,048
Reclassification of cumulative translation adjustment	—	4,832

	33,128	12,841

Reference is made to Note 8 and Note 9.

NOTE 3 List of Significant Subsidiaries

Name	Location	% Ownership December 31,
		2006	2007
ASM Europe B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM United Kingdom Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM Germany Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Willemstad, Curacao, Netherlands Antilles	100.00%	100.00%
ASM France S.A.R.L.	Montpellier, France	100.00%	100.00%
ASM Belgium N.V.	Leuven, Belgium	100.00%	100.00%
ASM Italia S.r.l.	Agrate, Italy	100.00%	100.00%
ASM Microchemistry Oy	Helsinki, Finland	100.00%	100.00%
ASM Services and Support Ireland Ltd.	Dublin, Ireland	100.00%	100.00%
ASM Services and Support Israel Ltd	Tel Aviv, Israel	100.00%	100.00%
ASM America, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Japan K.K.	Tokyo, Japan	100.00%	100.00%
ASM Wafer Process Equipment Ltd.	Quarry Bay, Hong Kong, People’s Republic of China	100.00%	100.00%
ASM China Ltd.	Shanghai, People’s Republic of China	100.00%	100.00%
ASM Wafer Process Equipment Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM Far East Marketing Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Sales & Services Taiwan Co., Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Manufacturing Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM NuTool, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Genitech Korea Ltd.	Cheonan, South Korea	100.00%	100.00%
NanoPhotonics AG	Mainz, Germany	71.10%	72.86%
ASM Pacific Technology Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	53.35%	53.10%
ASM Assembly Automation Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	53.35%	53.10%
ASM Assembly Materials Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	53.35%	53.10%
ASM Technology Singapore Pte Ltd. [2]	Singapore	53.35%	53.10%
ASM Technology (M) Sdn. Bhd. [2]	Johor Bahru, Malaysia	53.35%	53.10%
ASM Semiconductor Materials (Shenzhen) Co. Ltd. [2]	Shenzhen, People’s Republic of China	53.35%	53.10%
ASM Pacific Investments Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	53.35%	53.10%
Edgeward Development Ltd. [2]	Guernsey, Channel Islands	53.35%	53.10%
Edgeward USA L.L.C. [2]	Wilmington, Delaware, United States	53.35%	53.10%
Shenzhen ASM Micro Electronic Technology Co. Ltd. [2]	Shenzhen, People’s Republic of China	53.35%	53.10%

(1)	For these subsidiaries ASM International N.V. has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.
(2)	100% subsidiaries of ASM Pacific Technology Ltd.

The accounts of the above mentioned entities and of certain insignificant subsidiaries not mentioned above have been consolidated in the Consolidated Financial Statements.

NOTE 4 Cash and Cash Equivalents

At December 31, 2007, cash and cash equivalents of the Company’s subsidiaries ASMPT and ASM Japan amounted to € 67,780 and € 11,417 respectively, which are restricted to be used only in the operations of ASMPT and ASM Japan respectively.

NOTE 5 Accounts receivable

The carrying amount of accounts receivable is as follows:

	Current	Overdue < 30 days	Overdue 31 – 60 days	Overdue 61 – 120 days	Overdue > – 120 days	Total
December 31, 2006	154,385	21,312	11,338	6,401	4,923	198,359
December 31, 2007	175,195	24,989	14,123	9,537	5,316	229,160

The changes in the allowance for doubtful accounts receivable are as follows:

Balance January 1, 2005	(5,709)
Charged to selling, general and administrative expenses	(999)
Deductions	654
Foreign currency translation effect	(639)

Balance December 31, 2005	(6,693)
Charged to selling, general and administrative expenses	(1,176)
Deductions	1,345
Foreign currency translation effect	598

Balance December 31, 2006	(5,926)
Charged to selling, general and administrative expenses	(137)
Deductions	397
Foreign currency translation effect	591

Balance December 31, 2007	(5,075)

NOTE 6 Inventories

Inventories consist of the following:

	December 31,
	2006	2007
Components and raw materials	100,462	106,565
Work in process	93,205	83,444
Finished goods	31,484	42,988

Total inventories, gross	225,151	232,997
Allowance for obsolescence	(28,062)	(27,493)

Total inventories, net	197,089	205,504

The changes in the allowance for obsolescence are as follows:

Balance January 1, 2005	(24,588)
Charged to cost of sales	(2,914)
Deductions	2,060
Foreign currency translation effect	(2,480)

Balance December 31, 2005	(27,922)
Charged to cost of sales	(7,747)
Deductions	5,136
Foreign currency translation effect	2,471

Balance December 31, 2006	(28,062)
Charged to cost of sales	(6,268)
Deductions	4,320
Foreign currency translation effect	2,517

Balance December 31, 2007	(27,493)

NOTE 7 Other Intangible Assets

Other intangible assets include purchased technology from third parties and software developed or purchased for internal use. The changes in the amount of other intangible assets are as follows:

	Software	Purchased technology and other intangible assets	Total
At cost:
Balance January 1, 2006	746	11,777	12,523
Additions	2,922	376	3,298
Sale of patent portfolio ASM NuTool, Inc.	—	(7,446)	(7,446)
Foreign currency translation effect	(63)	(1,032)	(1,095)

Balance December 31, 2006	3,605	3,675	7,280
Additions	695	—	695
Reclassification	718	—	718
Foreign currency translation effect	(278)	(359)	(637)

Balance December 31, 2007	4,740	3,316	8,056

Accumulated amortization:
Balance January 1, 2006	115	3,231	3,346
Amortization for the year	855	1,584	2,439
Sale of patent portfolio ASM NuTool, Inc.	—	(3,103)	(3,103)
Foreign currency translation effect	(15)	(335)	(350)

Balance December 31, 2006	955	1,377	2,332
Amortization for the year	838	553	1,391
Reclassification	409	—	409
Foreign currency translation effect	(146)	(181)	(327)

Balance December 31, 2007	2,056	1,749	3,805

Other intangible assets, net:
December 31, 2006	2,650	2,298	4,948
December 31, 2007	2,684	1,567	4,251

Other intangible assets are amortized over useful lives of 3 to 7 years. Estimated amortization expenses relating to other intangible assets are as follows:

2008	1,492
2009	1,143
2010	771
2011	531
2012	248
2013	66

4,251

NOTE 8 Goodwill

The changes in the carrying amount of goodwill are as follows:

Balance January 1, 2006	73,009
Addition:
NanoPhotonics AG	300
ASM Genitech Korea Ltd.	862
Impairment charge:
ASM NuTool, Inc.	(11,364)
Other charges:
ASM Pacific Technology Ltd.	(1,776)
Foreign currency translation effect	(6,455)

Balance December 31, 2006	54,576
Addition:
ASM Genitech Korea Ltd.	281
Foreign currency translation effect	(5,236)

Balance December 31, 2007	49,621

The allocation of the carrying amount of goodwill is as follows:

	December 31,
	2006	2007
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
NanoPhotonics AG	1,729	1,729
ASM Genitech Korea Ltd.	8,964	8,257

Back-end segment:
ASM Pacific Technology Ltd.	40,323	36,075

Total	54,576	49,621

NanoPhotonics AG—In 1999, the Company acquired a 24.0% interest in NanoPhotonics, a German supplier of precision thin film metrology equipment, for € 407. In 1999, the Company’s then Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics. Due to the issuance of new shares by NanoPhotonics to third parties in 2003, the Company’s interest diluted to 23.61% and the then Chief Executive Officer’s interest diluted to 43.77%. In 2004 the then Chief Executive Officer purchased an additional 1.72% interest in NanoPhotonics from another shareholder. For all the shares purchased by the then Chief Executive Officer, the Company and the then Chief Executive Officer agreed that the Company could purchase such shares at the same price the officer paid to acquire the shares. The Company exercised this option in December 2005 for a total consideration of € 1,101. In 2006, the Company acquired an additional 2.0% interest in NanoPhotonics for a consideration of € 300. The acquisitions in 2005 and 2006 were accounted for using the purchase accounting method. The Company estimated that no amounts could be allocated to identifiable net assets and the entire consideration has been recorded as goodwill. In 2007, the Company acquired an additional 1.8% interest in NanoPhotonics following a financial restructuring of NanoPhotonics. At December 31, 2007 the Company holds a 72.86% interest in NanoPhotonics.

ASM NuTool, Inc.—From December 2001 through June 2004, the Company acquired 100% interest in NuTool for a total consideration of € 56,570. The excess of the purchase price over the fair value of the identifiable net assets has been recorded as goodwill in the amount of € 42,022 in 2004. In 2005 and 2006 the Company recorded impairment charges for goodwill with respect to ASM NuTool of € 30,994 and € 11,364 respectively. Reference is made to Note 2.

ASM Genitech Korea Ltd.—In 2004, the Company acquired 100% of the common shares in Genitech in exchange for 247,638 common shares of the Company, € 4,640 in cash and the possible future variable cash payments of up to US$ 9,200 if certain financial performance targets are satisfied at various times during the period ending December 31, 2008. The total consideration at the date of the acquisition in 2004, including expenses, amounted to € 7,939, excluding variable cash payments that may be payable in the future based on certain financial performance targets.

The excess of the purchase price over the fair value of the identifiable net assets has been recorded as goodwill in the amount of € 6,917 in 2004. In 2006 the Company recorded € 862 as additional purchase consideration once certain financial performance targets were satisfied during the year ended December 31, 2006. In 2007 the Company recorded € 281 as additional purchase consideration once certain financial performance targets were satisfied during the year ended December 31, 2007.

ASM Pacific Technology Ltd.—In 2006, the Company recorded against goodwill a charge of € 1,776 to the Consolidated Statement of Operations. Reference is made to Note 16.

NOTE 9 Property, Plant and Equipment

The changes in the amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost:
Balance January 1, 2006	107,226	303,040	410,266
Capital expenditures	4,549	34,825	39,374
Impairment charges	—	(286)	(286)
Retirements and sales	(5,655)	(24,191)	(29,846)
Foreign currency translation effect	(7,900)	(29,617)	(37,517)

Balance December 31, 2006	98,220	283,771	381,991
Capital expenditures	11,942	35,264	47,206
Reclassification	—	(718)	(718)
Revaluation fixed assets held for sale	788	—	788
Retirements and sales	(603)	(9,304)	(9,907)
Foreign currency translation effect	(7,382)	(27,249)	(34,631)

Balance December 31, 2007	102,965	281,764	384,729

Accumulated depreciation:
Balance January 1, 2006	53,603	193,320	246,923
Depreciation for the year	6,289	28,778	35,067
Retirements and sales	(5,441)	(21,655)	(27,096)
Foreign currency translation effect	(4,685)	(19,483)	(24,168)

Balance December 31, 2006	49,766	180,960	230,726
Depreciation for the year	6,400	26,850	33,250
Reclassification	—	(409)	(409)
Retirements and sales	(75)	(6,179)	(6,254)
Foreign currency translation effect	(4,386)	(17,840)	(22,226)

Balance December 31, 2007	51,705	183,382	235,087

Property, plant and equipment, net:
December 31, 2006	48,454	102,811	151,265
December 31, 2007	51,260	98,382	149,642

Useful lives in years:	- Buildings and leasehold improvements	10-25
	- Machinery and equipment	2-10
	- Furniture and fixtures	2-10

Property, plant and equipment include real estate held for sale with a carrying value of € 2,540.

With respect to impairment charges, reference is made to Note 2.

ASM Japan and ASM Front-End Manufacturing Singapore have pledged real estate with a carrying value of € 21,165 to secure loan facilities outstanding in Japan and Singapore.

NOTE 10 Notes Payable to Banks

Information on notes payable to banks is as follows:

Short-term debt outstanding in:

	December 31,
	2006	2007
Japan	17,984	15,756
Singapore	966	921
Hong Kong	707	—

	19,657	16,677

Short-term debt outstanding in local currencies is as follows (in thousands):

	December 31,
	2006	2007
Japanese yen	2,810,000	2,600,000
Singapore dollar	1,950	1,950
Hong Kong dollar	7,244	—

Short-term debt outstanding in Japan in the amount of € 7,272 is collateralized by real estate with a carrying value of € 5,924 of ASM Japan.

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 2.02% at December 31, 2007.

Total short-term lines of credit amounted to € 118,871 at December 31, 2007. The amount outstanding at December 31, 2007 was € 16,677 and the undrawn portion totaled € 102,194. The undrawn portion includes the Company’s bank credit facility of € 50,000 with Rabobank. The facility, available through February 28, 2010, is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion includes € 26,165 for ASMPT, which amount is restricted to be used only in the operations of ASMPT. The undrawn portion includes € 25,816 for ASM Japan, which amount is restricted to be used only in the operations of ASM Japan.

ASMI is guarantor with respect to all short-term debt outstanding of ASM Front-End Manufacturing Singapore. ASMI is guarantor with respect to a credit line of € 9,090, with no debt outstanding, of ASM Japan. ASMI does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of ASMI. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its non ASMPT subsidiaries.

NOTE 11 Provision for Warranty

The changes in the amount of provision for warranty are as follows:

Balance January 1, 2006	19,389
Charged to cost of sales	10,474
Deductions	(12,678)
Foreign currency translation effect	(886)

Balance December 31, 2006	16,299

Charged to cost of sales	13,808
Deductions	(12,228)
Foreign currency translation effect	(840)

Balance December 31, 2007	17,039

NOTE 12 Accrued Expenses and Other

Accrued expenses and other consist of the following:

	December 31,
	2006	2007
Advance payments from customers	8,095	10,039
Deferred revenue	13,652	12,377
Personnel related items	24,686	24,219
Other	29,788	26,818

	76,221	73,453

NOTE 13 Long-term Debt

Long-term debt consists of the following:

	December 31,
	2006	2007
Term loans:
Japan, 0.5-3.2%, due 2008 – 2012	17,722	21,780
Finland, 1.0%, due 2010	1,134	641
Singapore, 3.6-3.8%, due 2008 – 2011	3,693	2,333
South Korea, 4.9%, due 2008	779	37
Germany, 5.0-7.5%, due 2007 – 2010	1,748	—
Mortgage loans:
Japan, 2.1-2.2%, due 2012	—	4,242
Capital lease commitments:
United States, 7.9%, due 2007	182	—
Japan, 1.8%, due 2009 – 2012	1,353	2,233

	26,611	31,266
Current portion	(7,344)	(15,438)

	19,267	15,828

Long-term debt, including current portion, in local currencies is as follows (in thousands):

	December 31,
	2006	2007
Euro	2,882	641
United States dollars	240	—
Japanese yen	2,980,400	4,662,546
Singapore dollars	7,455	4,939
Korean won	950,000	50,000

Aggregate annual principal repayments for years subsequent to December 31, 2007 are:

2008	15,438
2009	5,111
2010	4,801
2011	3,285
2012	2,631

31,266

Long-term debt outstanding in Japan in the amount of € 4,242 is collateralized by real estate with a carrying value of € 3,837 of ASM Japan.

Long-term debt outstanding in Singapore in the amount of € 2,333 is collateralized by real estate with a carrying value of € 11,404 and other assets with a carrying value of € 16,709 of ASM Front-End Manufacturing Singapore.

ASMI is guarantor with respect to all long-term debt outstanding of ASM Front-End Manufacturing Singapore.

Capital lease commitments relate to commitments for equipment and machinery.

NOTE 14 Convertible Subordinated Debt

Convertible subordinated debt consists of the following:

	December 31,
	2006	2007
5.25% convertible subordinated notes, due 2010	68,337	47,016
4.25% convertible subordinated notes, due 2011	113,895	91,977

	182,232	138,993

In May 2003, ASMI issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due in May 2010 in a private offering. Interest on the notes is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 52.0237 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 19.22 per share. On or after May 20, 2006, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions are satisfied. In the event of a change in control, the Company may be required to repurchase the notes. In 2007, US$ 20.8 million of the US$ 90.0 million convertible subordinated notes has been repurchased and as a result US$ 69.2 million remains outstanding at December 31, 2007. The US$ 20.8 million has been repurchased for a market value of US$ 29.0 million. The loss for the early extinguishment of the notes of € 6,309, which includes the premium paid above par and the write-off of unamortized issuance costs, has been recorded as interest expense in the Consolidated Statement of Operations for the year 2007.

In December 2004, ASMI issued US$ 150.0 million in principal amount of 4.25% convertible subordinated notes due in December 2011 in a private offering. Interest on the notes is payable on June 6 and December 6 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 48.0307 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 20.82 per share. Effective December 6, 2007, the conversion price is adjusted for the cash dividend paid in September 2007 to US$ 20.71 per share. On or after December 6, 2007, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 130% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days. In the event of a change in control, the Company may be required to repurchase the notes. In 2007, US$ 14.6 million of the US$ 150.0 million convertible subordinated notes has been repurchased and as a result US$ 135.4 million remains outstanding at December 31, 2007. The US$ 14.6 million has been repurchased for a market value of US$ 19.4 million. The loss for the early extinguishment of the notes of € 3,740, which includes the premium paid above par and the write-off of unamortized issuance costs, has been recorded as interest expense in the Consolidated Statement of Operations for the year 2007.

The US$ 150.0 million convertible subordinated notes rank pari passu with the US$ 90.0 million convertible subordinated notes.

Except for repurchasing US$ 20.8 million of the US$ 90.0 million convertible subordinated notes and repurchasing US$ 14.6 million of the US$ 150.0 million convertible subordinated notes, movements in the balance of the outstanding subordinated debt in the year ended December 31, 2007 relate solely to the translation of the outstanding amounts in U.S. dollars to euros.

The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Consolidated Balance Sheet and amortized by the interest method as interest cost during the life of the debts. Debt issuance costs of € 772 are expected to be amortized in 2008.

NOTE 15 Shareholders’ Equity

Common shares

The authorized capital of the Company amounts to 110,000,000 shares of € 0.04 par value common shares, 118,000 shares of € 40 par value preferred shares and 8,000 shares of € 40 par value financing preferred shares, of which 54,005,214 common shares and no preferred or financing preferred shares were outstanding as at December 31, 2007. There are currently no preferred or financing preferred shares issued. All shares have one vote per € 0.04 par value.

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

Retained earnings

Distributions to common shareholders are limited to the extent the total amount of shareholders’ equity exceeds the amounts of nominal paid-in share capital (exclusive any share premium) and any reserves to be formed pursuant to law or the Company’s articles of association. The amounts are derived from the Statutory Financial Statements of ASM International N.V.

Accumulated other comprehensive loss

The changes in the amount of accumulated other comprehensive loss are as follows:

	Foreign currency translation effects	Unrealized gains (losses) on derivative instruments, net	Impact of initial adoption of SFAS 158, net of tax	Total
Balance January 1, 2006	(48,038)	(368)	—	(48,406)
Foreign currency translation effect on translation of foreign operations	(16,998)	—	—	(16,998)
Increase in fair value of derivative instruments, net of tax	—	190	—	190
Transfer to Consolidated Statement of Operations of derivative instruments, net of tax	—	54	—	54
Reclassification to Consolidated Statement of Operations of cumulative translation adjustment ASM NuTool	4,832	—	—	4,832

Total change in accumulated other comprehensive loss	(12,166)	244	—	(11,922)
Impact of initial adoption of SFAS 158, net of tax	—	—	(860)	(860)

Balance December 31, 2006	(60,204)	(124)	(860)	(61,188)
Foreign currency translation effect on translation of foreign operations	(12,114)	—	91	(12,023)
Increase in fair value of derivative instruments, net of tax	—	1,159	—	1,159
Transfer to Consolidated Statement of Operations of derivative instruments, net of tax	—	(889)	—	(889)
Amortization of transition obligation SFAS 158	—	—	22	22

Total change in accumulated other comprehensive loss	(12,114)	270	113	(11,731)

Balance December 31, 2007	(72,318)	146	(747)	(72,919)

With respect to the initial adoption of SFAS 158 in 2006, reference is made to Note 16.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 18, 2006, the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

The number of shares bought back under the authorization of May 18, 2006 was 178,706. Of this number, 178,706 were sold upon the exercise of options by employees of ASMI, under the Employee Stock Option Plan.

The following table summarizes shares repurchased under the authorization of May 18, 2006:

Period	Total Number of Shares Purchased	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Average Price Paid per Share	Maximum Number of Shares that May Yet be Purchased under the Programs
May 2007	178,706	178,706	€19.56	—

On May 22, 2007, the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

The number of shares bought back under the authorization of May 22, 2007 was 250,000. Of this number, 36,213 were sold upon the exercise of options by employees of ASMI, under the Employee Stock Option Plan.

The following table summarizes shares repurchased under the authorization of May 22, 2007:

Period	Total Number of Shares Purchased	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Average Price Paid per Share	Maximum Number of Shares that May Yet be Purchased under the Programs
August 2007	250,000	250,000	€18.67	5,150,521

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

The Company’s employees in Japan participate in a defined benefit plan. The funded status of the plan and the amounts not yet recognized in the Consolidated Statement of Operations and the amounts recognized in the Consolidated Balance Sheet are as follows:

	December 31,
	2006	2007
Defined benefit obligations	(7,024)	(7,401)
Fair value of plan assets	4,375	4,831

Funded status surplus / (deficit)	(2,649)	(2,570)

Unrecognized actuarial loss (gain)	5	(6)
Unrecognized transition amount	1,453	1,272
Adjustment to recognize minimum liability	—	—

Net assets / (liabilities)	(1,191)	(1,304)

The changes in defined benefit obligations and fair value of plan assets are as follows:

	Year ended December 31,
	2006	2007
Defined benefit obligations
Balance January 1	7,176	7,024
Current service cost	679	650
Interest on obligation	134	135
Actuarial losses (gains)	(17)	52
Benefits paid	(112)	(70)
Foreign currency translation effect	(836)	(390)

Balance December 31	7,024	7,401

Fair value of plan assets
Balance January 1	4,069	4,375
Expected return on plan assets	142	156
Actuarial losses	190	64
Company contribution	584	555
Benefits paid	(112)	(70)
Foreign currency translation effect	(498)	(249)

Balance December 31	4,375	4,831

The net periodic benefit cost consists of the following:

	Year ended December 31,
	2005	2006	2007
Current service cost	684	679	650
Interest on obligation	130	134	135
Expected return on plan assets	(35)	(142)	(156)
Amortization of transition amount	124	116	106

Net periodic pension benefit cost	903	787	735

The actual return on plan assets was € 409, € 333, and € 219 for the years ended December 31, 2005, 2006 and 2007 respectively.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	Year ended December 31,
	2005	2006	2007
Discount rate for obligations	2.00%	2.00%	2.00%
Expected return on plan assets	3.50%	3.50%	3.50%
Future salary increases	2.94%	2.94%	2.94%

The allocation of plan assets is as follows:

	Year ended December 31,
	2006	2007
Shares	2,171	2,508
Bonds	1,867	1,912
Loans	134	125
Real estate	32	34
Other	171	252

	4,375	4,831

The plan assets do not include any of the Company’s shares.

The Company expects to contribute € 617 to the defined benefit plan in 2008. The Company expects to pay benefits for years subsequent to December 31, 2007 as follows:

2008	140
2009	173
2010	179
2011	229
2012	247
Aggregate for the years 2013-2017	1,785

Total	2,753

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

With respect to the defined benefit plan in which the Company’s employees in Japan participate, the incremental effect of the adoption of SFAS 158 on individual line items in the Consolidated Balance Sheet at December, 31 2006 was as follows:

	Pre SFAS 158	Adjustments	Post SFAS 158
Deferred tax assets	454	598	1,052
Total assets	831,699	598	832,297
Liability for pension benefits	2,032	1,458	3,490
Total liabilities	439,465	1,458	440,923
Accumulated other comprehensive loss	(60,328)	(860)	(61,188)
Total shareholders’ equity	277,318	(860)	276,458

Total liabilities and shareholders’ equity	831,699	598	832,297

Retirement plan costs consist of the following:

	Year ended December 31,
	2005	2006	2007
Defined contribution plans	6,191	7,343	7,813
Multi-employer plans	2,076	2,197	2,586
Defined benefit plans	903	787	735

Total retirement plan costs	9,170	10,327	11,134

The Company does not provide for any significant post retirement benefits other than pensions.

Employee Stock Option Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various employees. Under these plans, employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or U.S. dollars on the date of grant, are generally vesting in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue 4,000,000 shares. At December 31, 2007, options to purchase 2,469,345 shares have been issued under the 2001 Stock Option Plan. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 1,189,797 options to purchase common stock were outstanding at December 31, 2007, expiring at various dates through 2017. The number of options outstanding at December 31, 2005 and 2006 were 1,874,612 and 1,399,711 respectively.

The following is a summary of changes in options outstanding:

	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in €
Balance January 1, 2005	1,361,940	15.81	476,716	14.13
Options granted	63,000	15.91	165,000	13.02
Options forfeited	(44,794)	20.78	(86,250)	12.77
Options exercised	(11,000)	10.10	(50,000)	11.41

Balance December 31, 2005	1,369,146	15.70	505,466	14.26
Options granted	177,500	15.03	327,532	13.97
Options forfeited	(56,715)	20.88	(23,566)	15.49
Options exercised	(844,403)	15.23	(55,249)	12.12

Balance December 31, 2006	645,528	15.69	754,183	14.26
Options granted	72,000	24.35	217,868	18.46
Options forfeited	(18,594)	16.80	(90,600)	18.07
Options exercised	(256,137)	16.76	(134,451)	13.80

Balance December 31, 2007	442,797	16.43	747,000	15.10

The weighted average fair value of employee stock options granted in U.S. dollars were US$ 11.02 in 2005, US$ 6.21 in 2006 and US$ 13.85 in 2007. The weighted average fair values of employee stock option granted in euros were € 7.95 in 2005, € 4.90 in 2006 and € 7.27 in 2007.

The weighted average remaining contractual life of the outstanding options granted in 2007 is 6.9 years at December 31, 2007.

The total intrinsic value of options exercised was € 105, € 3,451, and € 2,320 for the years ended December 31, 2005, 2006 and 2007 respectively. For all exercises of options in 2005 and 2006 new shares have been issued. New shares have been issued for the exercise of 176,469 options in 2007.

At December 31, 2007 options outstanding and options exercisable classified by range of exercise prices are:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$

1.00-10.00	18,433	1.14	5.56	18,433	5.56
10.00-15.00	240,100	4.30	13.87	92,600	12.56
15.00-20.00	84,984	5.16	16.99	40,184	17.67
20.00-30.00	99,920	5.00	24.17	25,400	23.65

1.00-30.00	442,797	5.16	16.43	176,617	14.59

In €		In years	In €		In €

10.00-15.00	441,132	4.65	13.26	74,496	12.42
15.00-20.00	300,868	5.26	17.72	32.200	16.05
20.00-30.00	5,000	0.20	20.00	5.000	20.00

10.00-30.00	747,000	4.86	15.10	111,696	13.81

At December 31, 2007, the aggregate intrinsic value of all options outstanding and all options exercisable is € 3,493 and € 1,452 respectively.

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

	Year ended December 31,
	2006	2007
Expected life (years)	5 – 10	5 – 10
Risk free interest rate	4.0%	4.0%
Dividend yield	—	—
Expected volatility	35.8%	30.0%

Following the adoption of SFAS 123R, the Company’s recorded in 2006 compensation expenses of € 1,421 and in 2007 compensation expenses of € 1,718.

Employee Share Incentive Scheme ASMPT

In 1989, the shareholders of ASMPT approved a plan to issue up to 5.0 percent of the total issued shares of ASMPT to directors and employees. This plan has been extended in 1999 for a term up to March 23, 2010. The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value. In December 2007, 1,789,000 common shares of ASMPT were issued, for cash at par value of HK$ 0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. In 2006 and 2005, respectively 1,779,500 and 1,791,000 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.25% in 2007, 0.24% in 2006, and 0.25% in 2005. The shares issued under the plan in 2007 have diluted ASMI’s ownership in ASMPT to 53.10% as of December 31, 2007. In 2005 ASMI revised its assessment of the compensation expense related to the Employee Share Incentive Scheme which impacted ASMI’s Consolidated Statement of Operations for the year ended December 31, 2005 positively by € 2,588. Total compensation expenses related to the Employee Share Incentive Scheme of respectively € 6,242 in 2005, € 7,290 in 2006, and € 7,685 in 2007 were charged to the Consolidated Statement of Operations.

The dilution in ownership has resulted in a gain on the investment in ASMPT of € 2,781 in 2005, € 3,031 in 2006, and € 3,010 in 2007, which gain has been separately included in the Consolidated Statement of Operations. Due to the participation exemption in the Netherlands no deferred income taxes have been provided for these gains. In 2006, the Company charged € 1,776 as a loss on the investment of ASMPT related to the repurchase of shares of ASMPT by ASMPT in 2004, initially recorded as goodwill.

NOTE 17 Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2006	2007
Machinery and equipment	4,085	4,990
Furniture and fixtures	596	597

	4,681	5,587
Less accumulated depreciation	(2,863)	(3,380)

	1,818	2,207

At December 31, 2007 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases
2008	843	6,892
2009	666	5,741
2010	509	3,252
2011	197	2,419
2012	86	1,147
Years thereafter	—	3,105

Total	2,301	22,556
Less amount representing interest	(68)

Present value of net minimum lease payments	2,233

Aggregate rental expense for operating leases was € 8,692 in 2005, € 8,881 in 2006 and € 7,873 in 2007. At December 31, 2007 the Company had entered into purchase commitments with suppliers in the amount of € 65,460 for purchases, of which € 65,276 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2007 were € 8,556.

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

NOTE 19 Financial Instruments and Risk Management

Categories of Financial Instruments

Financial instruments include:

Financial assets:

	December 31,
	2006	2007
Cash and cash equivalents	193,872	167,923
Accounts receivable	198,359	229,160
Derivative instruments designated in cash flow hedges	109	163
Derivative instruments designated in fair value hedges	271	226

Financial liabilities:

	December 31,
	2006	2007
Notes payable to banks	19,657	16,677
Accounts payable	99,841	99,046
Current portion of long-term debt	7,344	15,438
Long-term debt	19,267	15,828
Convertible subordinated debt	182,232	138,993
Derivative instruments designated in cash flow hedges	396	29
Derivative instruments designated in fair value hedges	29	7

Gains or losses related to financial instruments are as follows:

	Year ended December 31,
	2006	2007
Interest income	5,902	6,113
Interest expense	11,726	(9,866)
Early extinguishment of debt expense	—	(10,049)
Foreign currency exchange losses, net	(1,250)	(1,020)
Addition to allowance for doubtful accounts receivable	(1,176)	(137)

Financial Risk Factors

ASMI is exposed to a number of risk factors: market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Company uses forward exchange contracts to hedge its foreign exchange risk. The Company does not enter into financial instrument transactions for trading or speculative purposes.

Foreign Exchange Risk

ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the Company (euro) or one of its subsidiaries conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in selected foreign currencies, in particular denominated in U.S. dollar.

The Company’s front-end segment uses forward exchange contracts to hedge its foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which the Company has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive loss in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings.

The majority of revenues and costs of the Company’s back-end segment are denominated in Hong Kong dollars, Chinese Yuan and U.S. dollar. The functional currency of the Company’s back-end segment (Hong Kong dollar) is linked to the U.S. dollar. Since foreign currency exposure is not significant, no forward exchange contracts are used. The effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in foreign currencies is periodically reviewed.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. The Company records all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses.

The Company expects that substantially all of the € 146 unrealized gains included in accumulated other comprehensive loss as of December 31, 2007 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Unrealized losses included in other comprehensive income as of December 31, 2006 of € 124 were reclassified to earnings in 2007. Hedge ineffectiveness was insignificant for the years ended December 31, 2006 and December 31, 2007.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts (fair value hedges) and currency swaps, and non-derivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on receivables and payables denominated in foreign currencies. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Receivables and payables denominated in foreign currencies are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations.

To the extent that exchange rate fluctuations impact the value of the Company’s investments in its foreign subsidiaries, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. Reference is made to Note 15.

The outstanding forward exchange contracts are as follows:

	Currency	Notional amount	Forward contract value	Fair value	Difference between forward value and fair value	Included in accumulated other comprehensive income (loss)
			Euro	Euro	Euro	Euro
December 31, 2006:

Assets:

Cash flow hedge contracts:
Short position	US$	(26,604)	(19,467)	(19,766)	(299)	(131)
Fair value hedge contracts:
Short position	US$	(16,530)	(12,740)	(12,511)	229	—

Liabilities:

Cash flow hedge contracts:
Long position	US$	1,100	806	818	12	7
Fair value hedge contracts:
Long position	US$	6,441	4,870	4,883	13	—

December 31, 2007:

Assets:

Cash flow hedge contracts:
Short position	US$	(14,073)	(9,671)	(9,537)	134	146
Fair value hedge contracts:
Short position	US$	(7,774)	(5,499)	(5,273)	226	—

Liabilities:

Fair value hedge contracts:
Long position	US$	42,500	28,900	28,870	(30)	—
	Euro	1,350	1,318	1,341	23	—

For forward exchange contracts, market values based on external quotes from banks have been used to determine the fair value.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening respectively 10% weakening of the U.S. dollar, Hong Kong dollar or Japanese yen against the euro as of December 31, 2006 and December 31, 2007. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase respectively 10% decrease of the U.S. dollar, Hong Kong dollar or Japanese yen against the euro. A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in U.S. dollar, Hong Kong dollar and Japanese yen.

	2006	2007
	Impact on equity	Impact on equity
10% increase of U.S. dollar versus euro	(6,698)	(8,279)
10% decrease of U.S. dollar versus euro	6,698	8,279
10% increase of Hong Kong dollar versus euro	13,316	13,647
10% decrease of Hong Kong dollar versus euro	(13,316)	(13,647)
10% increase of Japanese yen versus euro	3,100	3,162
10% decrease of Japanese yen versus euro	(3,100)	(3,162)

A hypothetical 10% strengthening or 10% weakening of any other currency than the U.S. dollar, Hong Kong dollar and Japanese yen against the euro as of December 31, 2006 and December 31, 2007 would not result in a material impact on equity.

A hypothetical 10% strengthening or 10% weakening of the U.S. dollar, Hong Kong dollar, Japanese yen or any other currency against the euro as of December 31, 2006 and December 31, 2007 would not result in a material impact on net earnings.

Interest Risk

The Company is exposed to interest rate risk primarily through its borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2007 the Company had convertible subordinated debt borrowings outstanding of € 47,016 at a fixed interest rate, maturing in May 2010 and € 91,977 at a fixed interest rate, maturing in December 2011 and € 31,266 in long-term debt at fixed interest rates and € 16,667 in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of the Company’s debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2006 and December 31, 2007 borrowing levels.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and derivative instruments. These instruments contain a risk of counterparties failing to discharge their obligations. The Company monitors credit risk and manages credit risk exposure by type of financial instrument by assessing the creditworthiness of counterparties. The Company does not anticipate nonperformance by counterparties given their high creditworthiness.

The Company’s customers are semiconductor device manufacturers located throughout the world. The Company generally does not require collateral or other security to support financial instruments with credit risk.

Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Company derives a significant percentage of its revenue from a small number of large customers. The Company’s largest customer accounted for approximately 9.6% of net sales in 2007 (2006: 11.4%; 2005: 17.2%) and the ten largest customers accounted for approximately 32.4% of net sales in 2007 (2006: 33.9%; 2005: 43.7%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2007 one customer accounted for 7.8% of the outstanding balance in accounts receivable (2006: 8.8%; 2005: 12.4%).

The Company places its cash and cash equivalent and derivative instruments with high quality financial institutions to limit the amount of credit risk exposure.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Liquidity Risk

The following table summarizes the Company’s contractual obligations as at December 31, 2007 aggregated by type of contractual obligation:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	17,014	17,014	—	—	—
Long-term debt [1,2]	32,407	15,958	10,393	6,056	—
Convertible subordinated debt [1]	159,566	6,377	57,303	95,886	—
Operating leases	22,556	6,892	8,993	3,566	3,105

Purchase obligations:
Purchase commitments to suppliers	65,460	65,276	184	—	—
Capital expenditure commitments	8,556	8,556	—	—	—
Unrecognized tax benefits (FIN 48)	12,908	12,908	—	—	—

Total contractual obligations	318,467	132,981	76,873	105,508	3,105

(1)	Including interest expense based on the percentages at the reporting date.

(2)	Capital lease obligations of € 2,233 are included in long-term debt.

Total short-term lines of credit amounted to € 118,871 at December 31, 2007. The amount outstanding at December 31, 2007 was € 16,677 and the undrawn portion totaled € 102,194. The undrawn portion includes the Company’s bank credit facility of € 50,000 with Rabobank. The facility, available through February 28, 2010, is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion includes € 26,165 for ASMPT, which amount is restricted to be used only in the operations of ASMPT. The undrawn portion includes € 25,816 for ASM Japan, which amount is restricted to be used only in the operations of ASM Japan.

The Company uses notes payable to banks to manage short term liquidity and uses long-term debt and convertible subordinated debt to manage long term liquidity.

For the majority of purchase commitments, the Company has flexible delivery schedules depending on the market conditions, which allows the Company, to a certain extent, to delay delivery beyond originally planned delivery schedules.

Methods and Assumptions Used in Estimating Fair Value Disclosure for Financial Instruments

For cash and cash equivalents, accounts receivable, notes payable to banks, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

For long-term debt, the estimated fair values of the Company’s long-term debt are based on current interest rates available to the Company for debt instruments with similar terms and remaining maturities. The estimated fair values of long-term debt approximate the carrying amount of long-term debt.

The fair values of the Company’s convertible subordinated debt borrowings are based on the Company’s estimates:

	2006		2007
	Carrying amount	Fair value	Carrying amount	Fair value

Convertible subordinated debt	182,232	215,034	138,993	174,508

NOTE 20 Research and Development

Research and Development consists of the following:

	Year ended December 31,
	2005	2006	2007
Research and development expenses from continuing operations	91,564	89,719	84,340
Research and development grants and credits	(1,735)	(1,589)	(872)

Research and development from continuing operations	89,829	88,130	83,468
Research and development expenses included in discontinued operations	10,839	2,477	—

Total research and development	100,668	90,607	83,468

The Company’s operations in the Netherlands, Germany and the United States receive research and development grants and credits from various sources. The research and development grants and credits received from governmental sources in the Netherlands include a credit which is contingently repayable to the extent the Company recognizes sales of products to which the credit is related within an agreed upon period. The Company does not recognize a liability on the Consolidated Balance Sheet in respect of this credit until it recognizes sales of products to which the credit is related, within the agreed upon period and is then charged to cost of sales when such sales are recorded. The repayment amounts to 4.0% of the realized sales of these products. In 2005, 2006 and 2007 the Company accounted for repayments with respect to such credits of € 162, € 243 and € 114 respectively. Interest on the contingent repayments is accrued at an interest rate of 6.05% per annum. The contingent repayment, including accrued interest, was € 3,093 at December 31, 2006 and € 2,953 at December 31, 2007. This amount has not been recognized as a liability in the Consolidated Balance Sheet since the Company has not recognized sales of products to which the credit is related.

NOTE 21 Income Taxes

The components of earnings (loss) before income taxes and minority interest consist of:

	Year ended December 31,
	2005	2006	2007
The Netherlands	(15,129)	13,781	9,155
Other countries	22,996	88,275	123,402

	7,867	102,056	132,557

Earnings from continuing operations before income taxes and minority interest	56,331	122,406	132,557
Loss from discontinued operations before income taxes	(48,464)	(20,350)	—

	7,867	102,056	132,557

The income tax expense consists of:

	Year ended December 31,
	2005	2006	2007
Current:
The Netherlands	—	—	(320)
Other countries	(6,757)	(14,246)	(19,838)

	(6,757)	(14,246)	(20,158)
Deferred:
The Netherlands	—	—	—
Other countries	(550)	151	913

	(550)	151	913

Income tax expense	(7,307)	(14,095)	(19,245)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the Netherlands statutory income tax rates is set forth as follows:

	Year ended December 31,
	2005	2006	2007
Earnings before income taxes and minority interest	7,867	102,056	132,557
Netherlands statutory income tax rate	31.5%	29.6%	25.5%
Income tax provision at statutory rate	(2,478)	(30,209)	(33,802)
Non-deductible expenses	(11,124)	(6,978)	(8,811)
Foreign taxes at a rate other than the Netherlands statutory rate	20,010	29,397	16,390
Valuation allowance	(19,750)	(7,493)	994
Non-taxable income	8,871	9,340	11,776
Other	(2,836)	(8,152)	(5,792)

Income tax expense	(7,307)	(14,095)	(19,245)

Included in non-taxable income is € 10,068 regarding the Company’s manufacturing operations in Singapore and other countries where income covering certain products is non-taxable under tax incentive schemes granted by the local tax authority. The majority of these tax exemption schemes have terms ending in 2010.

The government of the Netherlands has enacted income tax rate reductions at the end of 2004 to 31.5% in 2005, at the end of 2005 to 29.6 % in 2006, and at the end of 2006 to 25.5% for 2007 and following years. The Company’s deferred tax assets and liabilities have been determined in accordance with these statutory income tax rates.

Deferred income taxes consist of the following:

	December 31,
	2006	2007
Deferred tax assets:
Reserves and allowances	2,961	3,311
Net operating losses	105,280	91,874
Other	376	724

Gross deferred tax assets	108,617	95,909
Less: valuation allowance	(103,531)	(90,879)

Net deferred tax assets	5,086	5,030
Deferred tax liabilities:
Depreciation	(725)	(63)
Research and development credits	(789)	(753)

Deferred tax liabilities	(1,514)	(816)

Net deferred income taxes	3,572	4,214

Deferred tax assets and liabilities are classified in the balance sheet as follows:

	December 31,
	2006	2007
Deferred tax assets—current	3,140	4,062
Deferred tax assets—non-current	1,052	951
Deferred tax liabilities—non-current	(620)	(799)

	3,572	4,214

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2007 of € 321,368 for tax return purposes to reduce future income taxes, mainly in Europe and the United States. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating losses, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating losses. Accordingly, a valuation allowance of € 103,531 in 2006 and € 90,879 in 2007 has been recorded.

The amounts and expiration dates of net operating losses for tax purposes are as follows:

Expiration year
2008	1,028
2009	1,866
2010	2,560
2011	139,142
2012	50,367
2013	19,371
2014	5,648
2016	7,068
2017	50,003
2018	3,664
2022	6,752
2023	3,547
2024	383
2025	4,307
2026	1,687
2027	4,170
Unlimited	19,805

Net operating losses	321,368

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2007 undistributed earnings of subsidiaries, subject to withholding taxes, were approximately €  23,794. These earnings could become subject to foreign withholding taxes if they were remitted as dividends or if the Company should sell its interest in the subsidiaries. However, the Company believes that Netherlands tax credits would largely eliminate any foreign withholding tax that might otherwise be due.

Until December 31, 2006, the Company accounted for income tax contingencies in accordance with SFAS No. 5, “Accounting for Contingencies”. The Company provides for these tax contingencies for the duration of the statute of limitation period, which differs per tax jurisdiction. At December 31, 2006 tax contingencies amounted to € 8,276 and are included in income taxes payable in the Consolidated Balance Sheet.

On January 1, 2007 the Company adopted FIN 48 “Accounting for Uncertainty in Income Taxes”. The Company’s net operating losses for tax purposes decreased by € 5,369 as a result of the adoption of FIN 48. Since a valuation allowance was recorded against the net deferred tax assets with respect to these net operating losses, the adoption of FIN 48 did not impact the Company’s financial position and net earnings.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

Balance January 1, 2007	8,276

Gross increases—tax positions in prior period	10,340
Gross decreases—tax positions in prior period	(5,537)
Gross increases—tax positions in current year	1,156
Foreign currency translation effect	(1,327)

Balance December 31, 2007	12,908

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where the Company is not tax registered and tax deductible costs.

The Company estimates that no interest and penalties are related to these unrecognized tax benefits.

In the year ended December 31, 2007, no settlement with tax authorities and no reduction as a result of a lapse of statute of limitations occurred.

Unrecognized tax benefits of € 12,908 would, if recognized, impact the Company’s effective tax rate. The Company estimates that the liability for unrecognized tax benefits will change with € 12,908 within the next 12 months, following the expected outcome of investigations by local tax authorities.

A summary of open tax years by major jurisdiction is as follows:

Jurisdiction
Japan	2001—2007
Hong Kong	2000—2007
The Netherlands	2004—2007
Singapore	2004—2007
United States	1994—2007

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws. The Company’s estimate for the potential outcome of any unrecognized tax benefits is highly judgmental. Settlement of unrecognized tax benefits in a manner inconsistent with the Company’s expectations could have a material impact on the Company’s financial position, net earnings and cash flows.

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

The back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 53.10% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia.

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2005

Net sales to unaffiliated customers	357,913	366,785	724,698
Gross profit	89,742	165,635	255,377
Earnings (loss) from operations	(31,818)	98,694	66,876
Net interest income (expense)	(11,958)	1,541	(10,417)
Foreign currency exchange gains (losses), net	174	(302)	(128)
Income tax expense	(1,095)	(5,571)	(6,666)
Gain on dilution of investment in subsidiary	2,781	—	2,781
Minority interest	—	(43,558)	(43,558)
Net earnings (loss) from continuing operations	(41,916)	50,804	8,888
Net loss from discontinued operations	(49,105)	—	(49,105)
Net earnings (loss)	(91,021)	50,804	(40,217)
Capital expenditures	24,622	20,015	44,637
Purchase of other intangibles	732	—	732
Depreciation	20,046	15,960	36,006
Amortization of other intangible assets	1,748	—	1,748
Impairment of property, plant and equipment	3,308	—	3,308
Impairment and disposal of discontinued operations	33,128	—	33,128
Cash and cash equivalents	55,329	79,671	135,000
Capitalized goodwill	26,005	47,004	73,009
Other intangible assets	9,177	—	9,177
Other identifiable assets	341,652	253,470	595,122
Total assets	432,163	380,145	812,308
Total debt	257,350	50	257,400
Headcount in full-time equivalents [1]	1,691	7,760	9,451

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2006

Net sales to unaffiliated customers	409,383	468,108	877,491
Gross profit	127,856	210,961	338,817
Earnings from operations	1,390	128,090	129,480
Net interest income (expense)	(9,131)	3,307	(5,824)
Foreign currency exchange losses, net	(1,228)	(22)	(1,250)
Income tax expense	(976)	(13,119)	(14,095)
Gain on dilution of investment in subsidiary	1,255	—	1,255
Minority interest	—	(54,882)	(54,882)
Net earnings (loss) from continuing operations	(8,690)	63,374	54,684
Net loss from discontinued operations	(20,350)	—	(20,350)
Net earnings (loss)	(29,040)	63,374	34,334
Capital expenditures	18,811	20,563	39,374
Purchase of other intangibles	2,611	687	3,298
Depreciation	18,070	16,997	35,067
Amortization of other intangible assets	2,053	386	2,439
Impairment and disposal of discontinued operations	12,841	—	12,841
Cash and cash equivalents	104,599	89,273	193,872
Capitalized goodwill	14,253	40,323	54,576
Other intangible assets	4,646	302	4,948
Other identifiable assets	328,257	250,644	578,901
Total assets	451,755	380,542	832,297
Total debt	227,793	707	228,500
Headcount in full-time equivalents [1]	1,860	9,008	10,868

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2007

Net sales to unaffiliated customers	450,899	504,340	955,239
Gross profit	145,036	216,040	361,076
Earnings from operations	15,525	131,854	147,379
Net interest income (expense)	(6,278)	2,525	(3,753)
Expense resulting from early extinguishment of debt	(10,049)	—	(10,049)
Foreign currency exchange losses, net	(1,902)	882	(1,020)
Income tax expense	(2,612)	(16,633)	(19,245)
Gain on dilution of investment in subsidiary	3,010	—	3,010
Minority interest	—	(55,345)	(55,345)
Net earnings (loss) from continuing operations	(2,306)	63,283	60,977
Net loss from discontinued operations	—	—	—
Net earnings (loss)	(2,306)	63,283	60,977

Capital expenditures	17,411	29,795	47,206
Purchase of other intangibles	253	442	695
Depreciation	14,997	18,253	33,250
Amortization of other intangible assets	1,087	304	1,391
Impairment of property, plant and equipment	(788)	—	(788)
Cash and cash equivalents	100,143	67,780	167,923
Capitalized goodwill	13,546	36,075	49,621
Other intangible assets	3,576	675	4,251
Other identifiable assets	333,013	285,525	618,538
Total assets	450,278	390,055	840,333
Total debt	186,936	—	186,936
Headcount in full-time equivalents [1]	1,843	9,989	11,832

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

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

Geographical information is summarized as follows:

	Europe	United States	Japan	Southeast Asia	Corporate	Consolidated
Year ended December 31, 2005

Net sales to unaffiliated customers	107,835	148,124	54,993	413,746	—	724,698
Long-lived assets	12,902	24,172	24,024	100,933	1,312	163,343
Total assets	99,651	139,153	106,141	426,496	40,867	812,308
Capital expenditures	2,402	11,033	9,622	22,952	42	46,051
Purchase of intangible assets	137	208	—	387	—	732

Year ended December 31, 2006

Net sales to unaffiliated customers	102,098	159,686	69,746	545,961	—	877,491
Long-lived assets	11,616	20,690	18,449	99,281	1,229	151,265
Total assets	100,133	121,373	95,427	429,559	85,805	832,297
Capital expenditures	2,264	8,078	3,452	25,580	—	39,374
Purchase of intangible assets	11	339	—	1,022	1,926	3,298

Year ended December 31, 2007

Net sales to unaffiliated customers	89,306	128,002	87,162	650,769	—	955,239
Long-lived assets	11,115	12,153	21,947	101,599	2,828	149,642
Total assets	119,251	89,957	110,739	441,186	79,200	840,333
Capital expenditures	3,700	1,179	8,718	33,586	23	47,206
Purchase of intangible assets	7	13	—	489	186	695

Long-lived assets for the years ended December 31, 2005, 2006 and 2007 consist of the Company’s property, plant and equipment.

NOTE 23 Selected Operating Expenses and Additional Information

Personnel expenses for employees were as follows:

	Year ended December 31,
	2005	2006	2007
Wages and salaries	163,065	187,757	194,047
Social security	16,755	17,414	18,578
Pension expenses	9,170	10,327	11,134

	188,990	215,498	223,759

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	Year ended December 31,
	2005	2006	2007
The Netherlands	339	340	352
Other European countries	173	178	209
United States	606	614	593
Southeast Asia	7,505	8,704	9,993
Japan	273	284	293

	8,896	10,120	11,440

NOTE 24 Earnings (Loss) per Share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2005	2006	2007
Net earnings (loss) used for purpose of computing basic earnings per share	(40,217)	34,334	60,977
After-tax equivalent of interest expense on convertible subordinated notes	—	—	8,425

Net earnings (loss) used for purposes of computing diluted net earnings (loss) per share	(40,217)	34,334	69,402

Basic weighted average number of shares outstanding during the year used for purpose of computing basic earnings per share	52,638	53,403	53,968
Dilutive effect of stock options	—	172	94
Dilutive effect of convertible subordinated notes	—	—	11,014

Dilutive weighted average number of shares outstanding	52,638	53,575	65,076

Net earnings (loss) per share:
Basic net earnings from continuing operations	0.17	1.02	1.13
Basic net loss from discontinued operations	(0.93)	(0.38)	—
Basic net earnings (loss)	(0.76)	0.64	1.13
Diluted net earnings from continuing operations	0.17	1.02	1.07
Diluted net loss from discontinued operations	(0.93)	(0.38)	—
Diluted net earnings (loss)	(0.76)	0.64	1.07

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

NOTE 25 Board Remuneration

The following table sets forth as to all current and former members of the Management Board and Supervisory Board of the Company information concerning all remuneration from the Company (including its subsidiaries) for services in all capacities:

	Base compensation	Bonuses	Pensions	Year ended December 31,
				2007	2006
				Total	Total
Management Board:
A.H. del Prado [1]	583	58	—	641	583
P. Lam See Pong [2]	—	—	—	—	1,596
W.K. Lee [3]	295	249	18	562	314
C.D. del Prado [4]	289	28	19	336	270
A.J.M. van der Ven	282	14	18	314	293
J.F.M. Westendorp [4]	330	—	21	351	359

	1,779	349	76	2,204	3,415
Supervisory Board:
P.C. van den Hoek	54	—	—	54	54
E.A. van Amerongen	30	—	—	30	35
L.P.E.M. van den Boom	33	—	—	33	31
B.C. Brix [5]	30	—	—	30	15
J.M.R. Danneels	29	—	—	29	29
H.W. Kreutzer [6]	30	—	—	30	3
J. den Hoed [7]	—	—	—	—	16

	206	—	—	206	183

(1)	Mr. A.H. del Prado retired March 1, 2008.

(2)	All remuneration for Mr. P. Lam See Pong relates to the compensation he received in his former capacity as member of the Board of Directors of ASMPT.

(3)	Mr. W.K. Lee was appointed member of the Management Board effectively January 1, 2007. All remuneration for the year ended December 31, 2006 relates to the compensation he received in his former capacity as General Manager Southern Region of ASM Pacific Technology. All remuneration for the year ended December 31, 2007 relates to the compensation he received in his capacity as member of the Board of Directors of ASMPT.

(4)	Appointed member of the Management Board effectively May 18, 2006, remuneration for serving in all capacities during the year ended December 31, 2006.

(5)	For the period May 18, 2006 through December 31, 2006.

(6)	For the period November 27, 2006 through December 31, 2006.

(7)	For the period January 1, 2006 through July 31, 2006.

The remuneration of members of the Management Board has been determined by the Supervisory Board, with the exception of Mr. W.K. Lee. His compensation has been determined by the Board of ASM Pacific Technology. The remuneration of members of the Supervisory Board has been determined by the General Meeting of Shareholders.

No stock options have been issued to members of the Supervisory Board. The following table shows the outstanding options to purchase ASM International N.V. common shares held by current and former members of the Management Board, and changes in such holdings during 2007:

	Year of grant	Outstanding January 1, 2007	Granted in 2007	Forfeited in 2007	Exercised in 2007	Outstanding December 31, 2007	Exercise price		Remaining term, in years
A.H. del Prado [1]	2006	100,856	—	—	—	100,856		€14.08	7
A.H. del Prado [1]	2007	—	60,441	—	—	60,441		€19.47	8
C.D. del Prado [2]	2003	20,000	—	—	—	20,000	US$	11.35	6
C.D. del Prado [1]	2006	35,680	—	—	—	35,680		€14.08	7
C.D. del Prado [1]	2007	—	22,451	—	—	22,451		€19.47	8
A.J.M. van der Ven [3]	2005	30,000	—	—	—	30,000		€11.18	6
A.J.M. van der Ven [1]	2006	20,000	—	—	—	20,000		€14.13	7
A.J.M. van der Ven [1]	2006	15,680	—	—	—	15,680		€14.08	7
A.J.M. van der Ven [1]	2007	—	21,917	—	—	21,917		€19.47	8
J.F.M. Westendorp [4]	2001	7,500	—	—	7,500	—		€15.00	—
J.F.M. Westendorp [4]	2006	56,000	—	—	—	56,000		€15.40	4
J.F.M. Westendorp [1]	2006	42,816	—	—	—	42,816		€14.08	7
J.F.M. Westendorp [1]	2007	—	25,659	—	—	25,659		€19.47	8

		328,532	130,468	—	7,500	451,500

The fair value per option of options granted to current and former members of the Management Board was € 4.98 in 2006 and € 8.31 in 2007. The compensation expense recorded in the Consolidated Statements of Operations related to options held by current and former members of the Management Board was € 408 in 2006 and € 658 in 2007.

New shares have been issued for the exercise of options.

The stock option grants to members of the Management Board have been determined by the Supervisory Board.

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

In February 2006, Mr. P. Lam See Pong in his former capacity of member of the Board of Directors of ASMPT was granted 180,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. These shares were issued in December 2006. The fair value of the shares granted amounted to € 737.

In February 2007, Mr. W.K. Lee in his capacity of member of the Board of Directors of ASMPT was granted 100,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. The shares were issued in December 2007. The fair value of the shares granted amounted to € 430. In February 2006, Mr. W.K. Lee in his former capacity of General Manager Southern Region of ASMPT was granted 65,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. The shares were issued in December 2006. The fair value of the shares granted amounted to € 266.

NOTE 26 Share Ownership and Related Party Transactions

The ownership or controlling interest of outstanding common shares of ASM International N.V. by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2006		December 31, 2007
	Shares owned	Percentage of shares outstanding	Shares owned	Percentage of shares outstanding
Management Board:
A.H. del Prado	3,784,839	7.03%	3,784,839	7.01%
P. Lam See Pong [1]	20,000	0.04%	—	—
C.D. del Prado	132,945	0.25%	132,945	0.25%
J.F.M. Westendorp	6,000	0.01%	6,000	0.01%

Supervisory Board:
P.C. van den Hoek	300,000	0.56%	300,000	0.56%

Stichting Administratiekantoor ASMI	7,692,039	14.29%	7,692,039	14.24%

(1)	Mr. Lam See Pong retired December 31, 2006.

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

NanoPhotonics AG—In 1999, the Company acquired a 24.0% interest in NanoPhotonics, a German supplier of precision thin film metrology equipment, for € 407. In 1999, the Company’s then Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics. Due to the issuance of new shares by NanoPhotonics to third parties in 2003, the Company’s interest diluted to 23.61% and the then Chief Executive Officer’s interest diluted to 43.77%. In 2004 the then Chief Executive Officer purchased an additional 1.72% interest in NanoPhotonics from another shareholder. For all the shares purchased by the then Chief Executive Officer, the Company and the then Chief Executive Officer agreed that the Company could purchase such shares at the same price the officer paid to acquire the shares. The Company exercised this option in December 2005, for a total consideration of € 1,101. In 2006 the Company acquired an additional 2% interest in NanoPhotonics for a consideration of € 300. At December 31, 2007 the Company holds a 72.86% interest in NanoPhotonics. At December 31, 2006 and December 31, 2007, the Company has provided NanoPhotonics with intercompany loans of € 10,409 and € 300, respectively. Intercompany loans decreased as a result of a financial restructuring of NanoPhotonics in 2007. In 2005 and 2006 the Company purchased equipment from NanoPhotonics in the amount of € 427 and € 648 respectively. In 2007 the Company purchased no equipment from NanoPhotonics.

In March 2000, the Company made an interest-bearing loan to its then Chief Executive Officer in connection with the exercise of stock options at an average interest rate for 2007 of 6.24%. At December 31, 2007 the loan is fully repaid.

The Chairman of the Supervisory Board, Mr. P.C. van den Hoek, is a partner in the European law firm of Stibbe. Another partner at Stibbe serves as the Company’s general outside legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. P.C. van den Hoek also serves on the boards of directors of various European companies. Fees for services to Stibbe amounted to € 521 and € 360 in 2006 and 2007, respectively.