Form 20-F
period 2009-12-31
ASM INTERNATIONAL N V
filed 2010-03-26
CIK 351483

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2009

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

Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 51,745,140 common shares; 0 preferred shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International

Accounting Standards Board  ☐     Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

As used in this report, the terms “we,” “us,” “our,” “ASMI,” and “ASM International” mean ASM International N.V. and its subsidiaries, unless the context indicates another meaning, and the term “common shares” means our common shares, par value € 0.04 per share. Since we are a Netherlands company, the par value of our common shares is expressed in euros (“€ ”). The terms “United States” and “U.S.” refer to the United States of America.

Forward Looking Safe Harbor Statement

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future revenue, sales, income, expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. (“ASM Pacific Technology”), business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, product shipment dates, restructurings, liquidity and financing matters, currency fluctuations, litigation involving intellectual property, shareholder matters, and outlooks. These statements may be found under Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects” and elsewhere in this report. Forward-looking statements are statements other than statements of historical fact and typically are identified by use of terms such as “may,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in Item 4, “Information on the Company” and the risks discussed in Item 3.D., “Risk factors.” The risks described are not the only ones facing ASMI. Some risks are not yet known and some that we do not currently believe to be material could later become material. Each of these risks could materially affect our business, revenues, income, assets, liquidity and capital resources. All statements are made as of the date of this report, and we assume no obligation and do not intend to update or revise any forward-looking statements to reflect future developments or circumstances.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected consolidated financial data.

You should read the following selected financial data, presented under USGAAP, in conjunction with Item 5, “Operating and Financial Review and Prospects” and Item 18, “Financial Statements.”

	Year ended December 31
	2005	2006	2007	2008	2009
	EUR	EUR	EUR	EUR	EUR
	(in thousands, except per share data)
Consolidated Statements of Operations data:
Net sales	724,698	877,491	955,239	747,362	590,739
Cost of sales	(469,321)	(538,674)	(594,163)	(477,100)	(409,224)

Gross profit	255,377	338,817	361,076	270,262	181,515
Operating expenses:
Selling, general and administrative	(98,073)	(120,654)	(129,676)	(126,591)	(107,777)
Research and development, net	(89,829)	(88,130)	(83,468)	(75,011)	(62,806)
Amortization of other intangible assets	(599)	(553)	(553)	(475)	(401)
Impairment of goodwill	—	—	—	(1,395)	—
Restructuring expenses	—	—	—	(7,068)	(35,687)

Total operating expenses	(188,501)	(209,337)	(213,697)	(210,540)	(206,671)

Earnings (loss) from operations	66,876	129,480	147,379	59,722	(25,156)
Interest income	5,746	5,902	6,113	4,047	1,018
Interest expense	(15,844)	(11,726)	(9,866)	(7,745)	(8,556)
Gain (expense) resulting from early extinguishment of debt	(319)	—	(10,049)	7,956	(1,759)
Accretion interest expense convertible notes	—	—	—	—	(4,286)
Revaluation conversion option	—	—	—	—	(24,364)
Foreign currency exchange gains (losses), net	(128)	(1,250)	(1,020)	785	(1,384)

Earnings (loss) from continuing operations before income taxes	56,331	122,406	132,557	64,765	(64,487)
Income tax expense	(6,666)	(14,095)	(19,245)	(12,144)	(3,786)

Earnings (loss) from continuing operations before dilution on investment in subsidiary	49,665	108,311	113,312	52,621	(68,273)
Gain on dilution of investment in subsidiary	2,781	1,255	3,010	4,088	956

Net earnings (loss) from continuing operations	52,446	109,566	116,322	56,709	(67,317)

Loss from discontinued operations before income taxes (1)	(48,464)	(20,350)	—	—	—
Income tax expense	(641)	—	—	—	—

Net loss from discontinued operations	(49,105)	(20,350)	—	—	—

Net earnings (loss)	3,341	89,216	116,322	56,709	(67,317)

Net earnings (loss) for allocation between shareholders of the parent and non controlling interest
Allocation of net earnings (loss)
Shareholders of the parent	(40,217)	34,334	60,977	18,411	(106,561)
Non-controlling interest	43,558	54,882	55,345	38,298	39,244

Earnings per Share data:
Basic net earnings (loss) from continuing operations per share:	€0.17	€1.02	€1.13	€0.35	€(2.06)
Basic net loss from discontinued operations per share:	€(0.93)	€(0.38)	€—	€—	€—
Basic net earnings (loss) per share	€(0.76)	€0.64	€1.13	€0.35	€(2.06)
Diluted net earnings (loss) from continuing operations per share:	€0.17	€1.02	€1.07	€0.35	€(2.06)
Diluted net loss from discontinued operations per share:	€(0.93)	€(0.38)	€—	€—	€—

Diluted net earnings (loss) per share:	€(0.76)	€0.64	€1.07	€0.35	€(2.06)
Basic weighted average number of shares (thousands)	52,638	53,403	53,968	52,259	51,627
Diluted weighted average number of shares (thousands)	52,638	53,575	65,076	52,389	51,627

Other data:
Number of common shares outstanding at year end (in thousands)	52,679	53,829	54,005	54,275	51,745
Dividends declared on common shares	—	—	€0.10	—	—
Number of preferred shares outstanding at year end	—	—	—	21,985	—

	As of December 31
	2005	2006	2007	2008	2009
	EUR	EUR	EUR	EUR	EUR
	(in thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	135,000	193,872	167,923	157,277	293,902
Total assets	812,308	832,297	840,333	767,798	851,700
Net current assets (2)	327,727	381,204	392,213	372,029	419,535
Total debt	257,400	228,500	186,936	153,682	265,430
Capital stock	2,107	2,153	2,160	2,171	2,070
Total shareholders’ equity	238,594	276,458	318,878	317,902	241,229

(1)	The restructuring of ASM NuTool in 2005 followed by the sale of substantially all of the ASM NuTool patent portfolio to a third party in December 2006 required ASM NuTool to be accounted for retroactively as discontinued operations under US GAAP in our Consolidated Financial Statements.
(2)	Net current assets is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.

Exchange Rate Information

The following table sets forth, for each period indicated, specified information regarding the U.S. dollar per euro exchange rates based on the noon buying rate in New York City for cable transfers payable in euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.” Effective January 1, 2009 the Federal Reserve Bank has discontinued publication of Foreign Exchange Rates. The information regarding the U.S. dollar per euro exchange rates will now be based on the rates of the European Central Bank, referred to as the “reference rate.” On March 5, 2010, the reference rate was 1.3582 U.S dollars per euro.

U.S. Dollar per Euro Exchange Rate

	September 2009	October 2009	November 2009	December 2009	January 2010	February 2010	March 2010 [1]
High	1.4783	1.5020	1.5083	1.5120	1.4563	1.3984	1.3668
Low	1.4220	1.4537	1.4658	1.4276	1.3966	1.3489	1.3525

	Years Ended December 31,
	2005	2006	2007	2008	2009
Average exchange rate [2]	1.2400	1.2661	1.3797	1.4695	1.3963

(1)	Through March 5, 2010.
(2)	Average of the exchange rates on the last day of each month during the period presented.

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

If any of the following risks are realized, our business, financial condition, cash flow or results of operations could be materially and adversely affected, and as a result, the trading price of our common stock could be materially and adversely impacted. These risk factors should be read in conjunction with other information set forth in this Report, including without limitation Item 5, Operating and Financial Review and Prospects, and our Consolidated Financial Statements and related notes.

RISKS RELATED TO OUR INDUSTRY

The industry in which we operate is highly cyclical and is currently slowly recovering from an unprecedented downturn which has negatively impacted our business.

We sell our products to the semiconductor manufacturing industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Starting late in 2008 and continuing in 2009, this industry is experiencing a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn, which has led to the announcement of significant layoffs, plant closings, reduced capital expenditures and other cost reduction measures by semiconductor manufacturers. These conditions caused a substantial diminution in the demand for our products, which represent capital expenditures for our customers although a pick up in demand was evident in the second half of 2009. In addition, these conditions may lead to consolidation in the semiconductor manufacturing industry, which could further reduce demand for our products in the future. As with all such cycles, the timing, length and continued severity of this cycle cannot be predicted. The unprecedented nature of the current global financial crisis and economic downturn may result in changes in the semiconductor manufacturing industry and the manner in which we must conduct our business, in ways that cannot now be predicted.

Semiconductor manufacturers may contribute to the severity of these cycles, including the current downturn, by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. In any event, the lag between changes in demand for semiconductor devices and changes in demand for our products by semiconductor manufacturers accentuates the intensity of these cycles in both expansion and contraction phases. We may not be able to respond timely and effectively to these industry cycles.

Industry downturns historically have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During periods of declining demand, we must quickly and effectively reduce expenses. However, our ability to reduce expenses is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, in a downturn, our ability to reduce inventories quickly is limited by the long lead time for production and delivery of some of our products, reduced sales, order cancellations and delays, and delays associated with reducing deliveries from our supplier pipeline. During an extended downturn a portion of our inventory may have to be written down as excess or obsolete if it is not sold in a timely manner.

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

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. If we have insufficient cash flow from our businesses to support the necessary level of research and development, we will have to fund such expenditures by diminishing our cash balances, or utilizing our credit facilities or reducing our level of research and development expenses.

Because of intense competition in our industry, the consequences of failing to invest in strategic developments are significant. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

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

RISKS RELATED TO OUR BUSINESS

During 2009 we implemented a major restructuring plan, the execution of which involves risks to our business and financial results.

We are currently implementing major restructuring plans. In particular, our PERFORM! program is designed to streamline our front-end global operations and reduce our cost base, and includes a focused effort on lowering our working capital requirements. This program involves the material restructuring of our significant front-end operating, manufacturing and administrative units. These efforts and other initiatives will continue through 2010 and beyond as we transition to a more global sales organization, a more centralized and cost efficient R&D function, the implementation of a global Enterprise Reporting Process (ERP) system, and the sharing of platforms among products. Changes of this magnitude across a broad spectrum of our front-end operations involve significant risks to our operations, including the following:

•	adverse impact on our ability to provide customers with timely delivery and satisfactory service, both during and after the restructuring;

•	loss of intellectual capital through layoffs or redirecting of R&D and other functions or the normal fallout from a restructuring;

•	underestimation of cost or overestimation of benefit.

We cannot assure you that we will be able to successfully manage these changes or that the changes will achieve the desired effect of streamlining our operations and reducing our cost base. If the restructuring is not successful for any reason, including because the attendant costs are higher or benefits are lower than estimated, it could have a material adverse impact on our competiveness, financial condition, results of operations and cash flows.

Our customers are facing challenges in the current economic downturn and if they cannot perform their obligations to us our financial results will suffer.

We face increased payment and performance risk in economic downturns from our customers. If any of our customers become insolvent or commence bankruptcy or similar proceedings, our receivables from such customers may become uncollectible. In order to promote sales, we may be required to provide extended payment terms, financing arrangements or other modified sale terms for some customers, which will increase our sales expenses and further increase our exposure to customer credit risk, all in an environment of downward pressure on average selling prices. Even though we may be a secured creditor in these arrangements with rights in the underlying equipment, the equipment may have only limited value upon a customer default, especially if activity in our markets remains at low levels, which may result in substantial write-downs upon any such default.

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

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 9.1% (which is 30.6% for our largest front-end customer and 6.0% for our largest back-end customer) and our ten largest customers accounted for 32.9% (which is 61.4% for our ten largest front-end customers and 32.7% for our ten largest back-end customers) of our net sales in 2009. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

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

Although we have recently renewed our line of credit and issued additional convertible notes, the risk of further tightening of credit in the financial markets, particularly during downturn periods, may increase our financing costs and negatively impact our ability to finance our operations, which could negatively affect revenues and profitability.

Our products (primarily in the front-end) generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

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

In past years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. In the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others.

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

Under our license agreement with Applied Materials, we pay royalties based upon our sales of equipment that employs technology covered by the licensed patents. We believe that we no longer practice patents applicable to certain equipment and ceased paying royalties on the sale of such equipment as of December 18, 2007 and gave written notice to Applied Materials in December 2007. The agreement provides a process to address royalty issues in a prescribed manner: the first step is written notice of a royalty matter to a party; the second step is amicable resolution with the participation of an expert if desired by Applied Materials; and the final step if not resolved by the parties is through binding arbitration. Initiation of this process is not considered a default event and the remedy is the payment of any unpaid royalties for equipment shipped after the written notice that are ultimately agreed to by the parties or determined by arbitration. Applied Materials is verifying our position through the review by an independent expert. While we consider the matter closed, Applied Materials notified us in late 2009 that they are continuing to evaluate the matter and will contact us if they require additional information. Although we believe our position is correct, the outcome of any possible arbitration is uncertain and, if we are not successful, we could be required to pay up to approximately US$ 4.2 million (€ 2.9 million) for royalties as of December 31, 2009.

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

We are party to various legal proceedings and claims generally incidental to our business, as disclosed in Note 20 of Notes to Consolidated Financial Statements included elsewhere in this report. For each of these proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss can be reasonably estimated, in connection with our determination of whether or not to record a charge to earnings. Significant subjective judgments are required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal, arbitration and administrative proceedings. The outcome of these proceedings is subject to a number of factors beyond our control. In addition, estimates of the potential costs associated with legal, arbitration and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted contest. If we do not accurately assess the probability of an unfavorable outcome or the range of possible loss, an unfavorable outcome could have a material adverse impact on our financial condition and results of operations.

The Dutch Enterprise Court is reviewing certain matters in relation to ASMI and Stichting Continuïteit ASM International, the timeline and outcome of which are uncertain.

During 2008 two ASMI shareholders requested the Dutch Enterprise Court to investigate certain matters in relation to the Company and Stichting Continuïteit ASM International. In August 2009 the Enterprise Court ordered an inquiry in respect of the affairs of the Company. The Court also ruled that there are no reasons for any immediate measures and it therefore denied the appointment of a supervisory director with extensive powers as well as all other immediate measures requested by such shareholders. The inquiry will concern the period from January 1, 1996 to January 1, 1998 (inclusive) as far as it relates to the granting of the option to Stichting Continuïteit to subscribe for preferred shares in the Company and the period since January 1, 2006. The inquiry is currently ongoing. The Court has broad remedial authority should it determine that remedies are appropriate, including the authority to appoint and dismiss members of the Management Board and the Supervisory Board.

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

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology in our results. ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2009, we owned 52.59% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Pacific Holding B.V. and the remaining 47.41% was owned by the public. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations in ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our Consolidated Statements of Operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our Consolidated Balance Sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

The ASM Pacific Technology shares we own are partly pledged as security to the banks providing us with our standby revolving credit facility. If an uncured default were to occur, consolidation of ASM Pacific Technology would cease regarding such pledged shares.

ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares is issued under this program, our ownership interest would continue to be above 50.0%, although we expect that ASM Pacific Technology will increase the maximum number of shares issuable under the program from time to time. Our interest could further be diluted if ASM Pacific Technology issues equity for other purposes. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of shareholders in general meeting in accordance with the listing rules of the Hong Kong Stock Exchange, which in effect makes such decision subject to our approval. We may need to purchase shares of ASM Pacific Technology or take other measures to maintain our majority interest in the future. There is no assurance that we will have sufficient financial resources to do so at that time.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

Certain directors of ASM Pacific Technology are affiliates of ASM International. However, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interest.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Cash dividends received from ASM Pacific Technology totaled € 49.1 million, € 49.1 million and € 21.4, in 2007, 2008 and 2009, respectively. In the past, we have used these dividends in our front-end business. In November 2006, we announced our commitment that for at least the years 2007, 2008 and 2009 we would not use these cash dividends to support our front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, pay dividends on our common shares, or purchase shares of ASM Pacific Technology. We are currently evaluating whether or not to modify or continue this policy regarding the use of such cash dividends for 2010 and beyond and expect to discuss the matter at our upcoming Annual General Meeting of Shareholders in May 2010. See Item 5, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all affiliates of ASM International who serve on the board of ASM Pacific Technology from voting on any such transaction.

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

Our reliance on a limited number of suppliers and a single manufacturing facility in our front-end could result in disruption of our operations.

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

We market and sell our products and services throughout the world. A substantial portion of our manufacturing employees and operations are in the People’s Republic of China and the success of our business depends substantially on those operations. In addition, we have operating facilities in the Netherlands, the United States, Japan, Hong Kong, Singapore, Malaysia and South Korea. Our operations are subject to risks inherent in doing business internationally, including, without limitation:

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

For example, the European Commission published in 2003 a directive on waste electrical and electronic equipment (“WEEE”), which has been implemented in the Netherlands. In principle, the rules result in “take- back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union

Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection and separation of WEEE. Producers of WEEE must provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE. Another directive of the European Commission provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. To the extent these and other similar regulations in other countries apply to our business throughout the world, these measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials.

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

We may consider from time to time additional investments in complementary businesses, products or technologies. We may not be able to successfully integrate these businesses, products, technologies or personnel that we might acquire in the future, and accordingly we may not realize the anticipated benefits from such acquisitions. In particular, our operation of acquired businesses involves numerous risks, including without limitation:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience;

•	risks associated with installation, service and maintenance of equipment of which we have limited or no prior experience;

•	limited technical documentation of the equipment developed in the acquired company; and

•	potential loss of key employees, particularly those of the acquired organizations.

In addition, in the event of any future acquisitions of such businesses, products or technologies, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur impairment expenses related to goodwill and other intangible assets; or

•	incur substantial accounting write-offs.

RISKS RELATED TO AN INVESTMENT IN OUR SHARES

Our founder and members of our Supervisory Board and Management Board control approximately 22.4% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board and makes it substantially more difficult for a shareholder group to remove or elect such members without the support of our founder and members of the Supervisory Board and Management Board.

Our founder controlled approximately 22.1% of the voting power of our outstanding common shares as of December 31, 2009, and the members of our Supervisory Board and Management Board as a group controlled approximately 0.3% of the voting power of our outstanding common shares as of that date. Accordingly, these persons have significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at a general meeting of shareholders will be elected if they receive a majority of the votes cast at the meeting. Nominees to the Supervisory Board or Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at the meeting, provided such affirmative votes represent more than half our issued capital. Members of the Supervisory and Management Boards may be removed only by the affirmative vote of a majority of the votes cast at a meeting, and, unless such removal is recommended by the Supervisory Board, the affirmative votes must represent more than half our issued capital. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of our founder and the Supervisory Board and Management Board. A proposal to amend the Articles of Association will be submitted for approval to the Annual General Meeting of Shareholders in May 2010, whereby the threshold for the affirmative votes required to elect or to remove members of the Supervisory and Management Boards (constituting a majority of the votes cast) will be set at one third of our issued capital.

Our anti-takeover provisions may prevent a beneficial change of control.

The Company has granted to Stichting Continuïteit ASM International (“Stichting”), a non-membership organization with a board composed of three members independent of ASMI, the right to acquire and vote our preferred shares. The objective of Stichting is to serve the interests of the Company. To that objective Stichting may, among other things, acquire, own and vote our preferred shares in order to maintain our independence and/or continuity and/or identity. This may prevent a change of control from occurring that shareholders may otherwise support. On May 14, 2008, Stichting exercised this right in response to a perceived threat to our continuity and acquired shares of our preferred stock representing 29.9% of the total voting power of our outstanding capital shares at that time. These shares were retired in 2009 and a new right was issued to Stichting to acquire and vote preferred shares in certain situations in the future. For additional information regarding Stichting, see Item 7, “Major Shareholders and Related Party Transactions.”

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

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the U.S. Securities and Exchange Commission pursuant to the Act. Under Section 404 of the Sarbanes-Oxley Act and the related regulations, we are required to perform an annual evaluation of our internal controls over financial reporting and submit a management report on such controls. In addition, we are required to have our independent auditor publicly attest to our evaluation of internal controls over financial reporting.

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

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2009 and December 31, 2009, the sale price of our common shares, as reported on the NASDAQ Global Select Market, ranged from a low of US$ 6.30 to a high of US$ 25.75. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following, without limitation:

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

B. Business overview.

Introduction

Our Business

We are a semiconductor capital equipment supplier, We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits. The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is mainly active in the wafer processing and assembly and packaging market segments. The wafer processing segment is referred to as “front-end.” Assembly and packaging is referred to as “back-end.”

Front-end production systems perform processes on round slices of silicon, called wafers, which are 100mm or 300mm in diameter. During these processes, thin films, or layers, of various materials are grown or deposited onto the wafer, or modified in various ways such as through temperature treatment or etching. Some of these films are electrically conductive, some are electrically insulating. By depositing multiple layers of films, multi-level, integrated electrical circuits are created. Many individual integrated circuits are created at one time on each wafer, and these are referred to as “dies” or “chips.” After testing these individual circuits for correct performance, the dies on the processed wafer are separated, with each die of the same wafer containing the same circuitry. Back-end production systems then assemble and connect one or more known good dies in a single package, to form a complex semiconductor device that will perform calculations, store data and interface with its environment.

Our front-end operations are conducted through wholly-owned subsidiaries, the most significant being ASM Europe B.V. (“ASM Europe”), located in the Netherlands, ASM America, Inc. (“ASM America”), located in the United States, ASM Japan K.K. (“ASM Japan”), located in Japan, and ASM Front-End Manufacturing Singapore Pte Ltd. (“FEMS”), located in Singapore.

Our back-end operations are conducted through our majority-owned subsidiary, ASM Pacific Technology Ltd. (“ASM Pacific Technology”), with principal operations in Hong Kong, the People’s Republic of China, Singapore, and Malaysia. At December 31, 2009, we owned 52.59% of the outstanding equity of ASM Pacific Technology.

The location of our front-end facilities allows us to interact closely with customers in the world’s major front-end geographic market segments: Europe, North America, and Asia. The principal market we address in the front-end is a portion of the “Deposition and Related Tools” market segment, as defined by VLSI Research1. Our front-end segment accounted for 39.7% of our net sales in 2008 and 27.1% of our net sales in 2009.

Our back-end facilities are in close proximity to where most customer assembly and packaging operations are located. The principal markets we address in back-end are portions of the “IC Bonding Equipment,” “Packaging Equipment” and “IC Integrated Assembly Systems” segments as defined by VLSI Research2, which segments include assembly and packaging equipment for LED’s. We also manufacture and sell lead-frames which are substrates connecting the various circuits on a chip to the devices in which the chips are installed. Our back-end segment accounted for 60.3% of our net sales in 2008 and 72.9% of our net sales in 2009.

Recent Developments—Front-end Business

Front-end Manufacturing—Singapore

In late 2004, we established FEMS in Singapore as a low-cost manufacturing hub for front-end production. We established FEMS to manufacture generic subsystems and parts for our front-end products that we previously outsourced, in order to improve cost-effectiveness and strengthen our gross profit margin in our front-end segment. As of the end of 2009, our Vertical Batch Furnaces are completely manufactured in FEMS, and we are in the process of transferring manufacturing responsibility to FEMS for all Single Wafer Products. Our plans are to complete these transfers in 2010. As part of this process, our production facilities in Nagaoka, Japan and Phoenix, Arizona will be closed and our factory in Almere, the Netherlands was closed during the fourth quarter of 2009.

Almere Headquarters

In December 2008, we relocated our headquarters from Bilthoven to our existing facility in Almere, the Netherlands. We are marketing our Bilthoven facility for sale.

[1]	www.vlsiresearch.com, VIC code 1460.00000, accessed February 1, 2010.
[2]	www.vlsiresearch.com, VIC codes 1540.00000, 1550.00000 and 1560.00000, accessed February 1, 2010.

Product Portfolio Streamlining

In April 2008, we announced our plan to dispose of our rapid thermal processing line. This disposition was completed in October 2009. We plan to move the functionality of all our Single Wafer Products onto the Eagle XP platform. Eventually, all other single wafer platforms will be phased out. Apart from abandoning the RTP market segment, this is not expected to significantly affect our served available market.

Restructuring

During 2009, we restructured our ASM Europe (ASME) operations by transferring all manufacturing in our Almere facility in the Netherlands to our FEMS operation in Singapore. This restructuring was completed and the Almere manufacturing facility was closed by the end of 2009.

In July 2009 we announced a major restructuring program called PERFORM! The plan calls for globalization of manufacturing, sales and service, and platform R&D functions, and streamlining our front-end organization in two product groups; Thermal Products (including CVD/Diffusion and ALD/Epi Product Lines) and Plasma Products (including PECVD and PEALD Product Lines). Spares and services will be organized in a third product group. In addition in July 2009 we announced various cost reduction initiatives, including:

•	Consolidation of the two lab facilities in Tokyo into one facility and marketing the closed facility for sale.

•	Consolidation of the two lab facilities in Phoenix into one facility.

•	Centralization of front-end training in Phoenix, Arizona.

•	Centralization of administrative support functions for front-end in Singapore at FEMS.

•	Closure of certain manufacturing, R&D, sales and service locations.

Recent Developments—ASM Pacific Technology Business

The global downturn started to negatively impact our back-end operations in the second half of 2008. Accordingly, in the fourth quarter of 2008, and in 2009, we implemented significant cost reduction measures in our back-end segment, including a hiring freeze, elimination of overtime and plant shutdowns. In the second half of 2009 our back-end revenue had recovered.

Industry Background and Major Business Trends

Semiconductor devices are the key enablers of the electronic age. Each semiconductor device can hold many individual components, most of which are transistors. For over 30 years now, the average number of components per integrated semiconductor device, at the optimum cost-per-component, has been increased by a factor of two every 18 to 24 months. This trend is generally referred to as Moore’s law, after Gordon Moore who co-founded Intel. Increases in complexity, along with simultaneous reductions in the cost-per-component, have mainly been achieved by reducing the size of individual transistors, so that a larger number of transistors fit within a given size die. Today, transistors less than 45nm (1 nm is equal to one billionth of a meter) long are manufactured in high volume, and several billion transistors can be manufactured on a single die with an area of a few square centimeters.

A second development that has decreased the cost per device is the increased size of the wafer (the silicon substrate upon which semiconductors are built), so that more devices can be produced within one production cycle. Today, almost all of the newly installed semiconductor device fabrication capacity employs 300mm wafers, with each wafer typically holding between a few dozen to several thousand individual circuits. The simultaneous increase in the complexity of devices, and the substantial decrease in cost-per-component has supported (in 2009) an over US$ 1.4 trillion global electronics industry (VLSI Research, Inc. Electronics Industry Supply Chain, update August 20093), and behind that, a semiconductor industry of approximately US$ 216 billion (ibid.). The semiconductor industry in turn, is supported by the US$ 21 billion (ibid.) semiconductor capital equipment industry which supplies the needed production systems and services.

The yield, or the fraction of chips on a wafer that operate according to specifications (known good dies), is one of the key variables that influences the financial performance of the integrated device manufacturers. Large initial investments are needed to build an automated production line in an ultra-clean environment in order to achieve high yield. The capital equipment in this production line is increasingly becoming an important determinant for the yield of the factory.

[3]	www.vlsiresearch.com, accessed February 1, 2010.

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

The trends outlined above are the drivers of the broad semiconductor roadmap which semiconductor equipment companies track in developing new production systems and process technologies. These new systems and technologies must be developed well ahead of volume demand for the semiconductor devices they make. As a result, there is a large lead time between the investment in a new technology, and its commercial success. With the combination of a long lead time and the short product life-cycles comes the inherent difficulty of matching supply and demand, which results in the high volatility associated with the semiconductor equipment industry. In this highly cyclical industry, the front-end and back-end market segments have historically reacted differently to market forces. We believe, therefore, that operating in both segments works in our favor to reduce the impact of business cycles on our operations.

Our Strategy

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations, manufacturing infrastructure and sales and support offices located close to our global customers. The key elements of our strategy include:

•

Streamlining our front-end manufacturing processes to follow the highly successful vertical manufacturing model of our back-end segment, by systematically reducing manufacturing costs through global sourcing, product platform consolidation, and locating our manufacturing capability in more cost efficient countries.

•

Maintaining our global reach through our global operating, sales and customer service organization and its facilities in key parts of the world in order to establish and maintain long-term customer relationships.

•	Leveraging our combined strong front-end and back-end technology leadership and manufacturing capabilities through advancements in our products and processes early in the technology lifecycle.

•

Expanding the scope and depth of our research and development capabilities through strategic alliances with independent research institutes, universities, customers and suppliers, and expanding our patent portfolio by filing applications for key developments in equipment, processes, materials and software where this is deemed necessary and beneficial.

Background of Semiconductor Manufacturing Processes

Overview

The process of manufacturing an integrated semiconductor, from raw material to finished device, includes amongst others the segments in which we participate: front-end and back-end.

Front-end Manufacturing Process

The front-end manufacturing process, or wafer processing, can be divided in three distinct parts: wafer manufacturing, transistor formation (known as front-end of the line (“FEOL”) processing), and interconnect formation (known as back-end of the line (“BEOL”) processing). We develop and sell technology, develop, manufacture and sell equipment, and provide services used by semiconductor device manufacturers in each of these sections of front-end manufacturing.

In the wafer manufacturing process a large single crystal of very pure silicon is grown from molten silicon. The crystal is then sliced into a large number of thin slices, or wafers, of single crystalline silicon. These slices are polished to an atomic level flatness before the next steps are executed. For advanced applications, some layers are deposited on the wafer for later use, by either epitaxy or diffusion/oxidation (described below). Epitaxial wafers are even flatter and contain fewer defects at the surface than polished wafers. Some wafers are made with an embedded electrically insulating layer, such as silicon oxide, just below a very thin top layer of pure silicon. These special wafers are called Silicon-on-Insulator or SOI wafers and are used for some of the most advanced microprocessors. The finished wafers, still without pattern on them, are shipped to the integrated device manufacturers and foundries for further processing.

During FEOL and BEOL wafer processing, multiple thin films of either electrically insulating material, also called dielectrics, or conductive material are modified, grown, or deposited on a silicon wafer. First, several material processing cycles are used in the FEOL to build the basic transistor and other components such as capacitors and resistors. Second, several processing cycles are used in the BEOL to electrically connect the large amount of transistors and components, and to build additional passive components such as capacitors, inductors and resistors. Patterning of deposited layers with lithography and etching (described below) creates the transistors, passive components and connecting wires, which together make up the integrated circuit. Each integrated circuit is on a single “chip” or a “die” on the wafer. A finished wafer may contain a few dozen to several thousand individual dies. Front-end processes are performed either one wafer at a time in single wafer processing systems or many wafers at a time in batch processing systems. Multiple deposition, and patterning processes are performed on the same wafer.

The number and precise order of the process steps vary depending upon the complexity and design of the integrated circuit. The performance of the circuit is determined in part by the various electrical characteristics of the materials used in the layers of the circuit and the wafer. Simple circuits may have as few as ten layers, while complex circuits may have more than one hundred layers. The front-end manufacturing process is capital intensive, requiring multiple units of several different production systems. Many different but complementary methods are used to modify, grow, or deposit materials on the wafers. We are predominantly active in developing and manufacturing the equipment used by semiconductor device manufacturers in the deposition processes, i.e., those steps that involve the creation of insulating, conducting and semi-conducting layers on the wafer surface.

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

The following is an alphabetical list of the principal front-end process technologies used by semiconductor device manufacturers:

•

Atomic Layer Deposition (“ALD”) is an advanced technology that deposits atomic layers one at a time at low temperatures on wafers. This process is used to create ultra-thin films of exceptional quality and flatness. Plasma is sometimes used to enhance the process further (Plasma Enhanced ALD, PEALD).

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

Important Technology Trends for our Business

Technology Trends

The continuous demand for smaller, faster and cheaper semiconductor components drives the technology advances in the semiconductor manufacturing process. As the transistors in an integrated circuit become smaller, the cost-per-component decreases. Fortuitously, at the same time the operating speed of the transistor increases. Thus the minimum size of a single transistor in an integrated circuit is an extremely important parameter. This minimum size can be characterized by the so-called half-pitch, which is about equal to the smallest line width in the device. Today, our leading-edge high volume production systems support the manufacturing of semiconductor devices having a half-pitch as small as 65 to 32 nanometers (one nanometer is one billionth of a meter). At ASMI, and in close cooperation with our customers, we are qualifying and testing new critical process equipment for line widths at or below 32 to 22nm. Simultaneously, we are developing new 22 to 15nm technologies in our laboratories. Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers. Accordingly, our system and process development and sales effort is concentrated in 300mm equipment.

In developing faster and smaller devices, our front-end customers’ major technology requirements are:

•

new thin film materials and device designs that can reduce the amount of power consumed in the device, increase the speed and reliability of the circuit, and increase the amount of charge that can be stored;

•	reliable manufacturing of taller three-dimensional structures in devices;

•	lithography of ever smaller feature sizes, now much smaller than the wavelength of light; and

•	new manufacturing processes that reduce device variability and increase yield.

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

A third major trend relates to the industry demand for a much higher level of integration, but still at lower cost and optimized yield. This has resulted in a requirement to place multiple dies into the same package. The assembly of a combination of “known good dies” in a package can lead to higher yield than the combination of the same functionality blocks on a single chip. Such a System-in-Package (“SiP”) is more than a simple collection of multiple dies: SiP products are fully functional systems or sub-systems. Moreover, devices from different supply chains, with sometimes entirely different feature sizes or technologies can be integrated this way. Dies can be placed next to and/or on top of each other, using stacked die bonding techniques and sometimes mixing flip chip and wire bonding techniques in the same package. It appears that in the near future an increasing fraction of the value of the device will be in the package, at the cost of the fraction that is for the die.

Our Response to Technology Trends

We develop and manufacture wafer processing systems and new thin film materials that enable our customers to produce devices that consume less power, are faster, show less variability, are more reliable and are able to store more electrical charge. In order to meet our customers’ needs, we have developed, and are still developing many new materials. For example, in the FEOL, high-k dielectrics and novel metal electrodes can reduce the power consumption of a device, thereby enhancing battery life. This same class of materials can also lead to larger charge storage in a smaller capacitor, critical for memories and RF circuits. Whereas in the recent past much focus has been on the development of the high-k dielectric, today as much focus is on new technologies and materials for the metal electrode. Another example of new materials in the FEOL is our silicon-germanium (“SiGe”) and silicon-carbon (“SiC”) epitaxial materials that can increase the switching speed of the transistors and the circuit in which they are embedded by so-called strain engineering. This can be done without negatively affecting the power these transistors consume. Epitaxial materials are also used in wafer manufacturing to create wafers with improved surface and insulation quality (“epitaxial wafers” or “silicon on insulator” (SOI) wafers).

In the BEOL or interconnect process, a continued demand to improve the speed at which signals travel through thin copper wires has lead to the development of a full suite of low-k materials. These low-k materials can decrease the amount of delay in signal propagation, resulting in, for example, faster microprocessors. We have been one of the leaders in successfully introducing these low-k materials in the market.

We have also developed and sold new processes and wafer processing equipment to enable the creation of narrow lines having dimensions beyond the resolution of common lithography, and with low line width variability. For that purpose we have developed low temperature plasma enhanced ALD processes that are compatible with the photoresist processes that are common to lithography tools.

In addition to addressing the technology needs of our customers, the relentless drive of the industry to reduce cost corresponds to significant spending on development programs that further increase throughput and reliability, and lower the cost of the wafer processing systems.

For our back-end customers, leadframe and wire bond technology continues to offer the most flexible method of connecting the die to the printed circuit board. Increasing pressure on the number of I/O terminals per unit area of silicon continues to drive down the distance between two adjacent interconnect points or pads, reducing the bond pad pitch and allowable wire diameter. The increasing I/O requirement has also resulted in the use of several rows of these pads on a single die. Production is now ongoing with a bond pad pitch of 30 microns. Wire bonding must not only address decreasing wire diameters and pitch, but also address the throughput to reduce the overall cost of the device. Future wire bonding platforms will be able to operate in an environment that requires the bond pad pitch to be at 25 microns. The increasing row count will require better control of the wire shapes and looping profiles to maintain signal integrity at high communication speeds. All of this must be achieved with the highest possible speed and reliability. In addition, semiconductor manufacturers are looking to automation and integration of back-end equipment as ways to reduce costs and increase productivity.

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

The newly developed ASM Die Bonder AD8912SD-A offers a wide range of benefits with the sole target of producing highest speed and quality at lowest cost per die placement. Special handling and operating aspects of stacked and thin die are incorporated in the revolutionary machine concept. The extremely fast vision system and the ultra light pick and place head with his innovative linear motor technology offer an incredible increase in performance, product quality and yield.

Products

Market Coverage

The table below indicates the major market segments of the semiconductor equipment industry. The principal market segments in which we participate are underlined.

Major Market Segment [1]
Market Segment 1	Test and related Systems	IC Fabrication Equipment or Front-end	IC Assembly Equipment or Back-end
	Automated Test Systems	MicroLithography and Mask Equipment	Assembly Inspection Equipment
	Material Handling Systems	CMP Equipment	Dicing Equipment
		Ion Implanters	Bonding Equipment
		Deposition and Related Tools [2]	Packaging Equipment
		Etching and Cleaning Tools	Integrated Assembly Systems
		Process Diagnostic Equipment	Leadframes [3]

(1)	Based on VLSI Research Industry Segmentation (www.vlsiresearch.com, accessed February 1, 2010).
(2)	This segment also includes diffusion and oxidation furnaces.
(3)	While the materials segment is not included by VLSI Research in the back-end segment, leadframes are a significant component of our revenues.

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

Product Platform [1]	ASMI Process Technology [1]	Products [1]
Advance 400 Series	ALD, CVD, diffusion/oxidation, LPCVD	A400, A412, A4ALD, Vertical Furnace Systems
Eagle	PECVD	Eagle 10, Eagle 12 (2), Dragon 2300 (2) Single Wafer Plasma Processing Systems
Eagle XP (3)	PECVD,PEALD, ALD	Pulsar 3000 ALD Products, PECVD Products, PEALD Products
Epsilon	Epitaxy, LPCVD	Epsilon 2000 and Epsilon 3200 (4) Single Wafer Epitaxy Systems
Polygon	ALD, PEALD	Polygon 8200, Polygon 8300 (5), Pulsar 3000 (5), EmerALD (5) Single Wafer Atomic Layer Deposition Systems

(1)	Advance, Epsilon, Polygon, PEALD, Eagle, Dragon, A400 and A412, are used, registered or pending ASMI trademarks. For a detailed list of trademarks we own please refer to the Intellectual Property section.
(2)	It is our plan to merge the functionality of the Dragon and the Eagle 12 with the Eagle XP platform starting in 2010.
(3)	The Eagle XP is our standard single wafer processing platform designed to accommodate multiple process application modules with common platform standards.
(4)	It is our plan to merge the functionality of the Epsilon with the Eagle XP platform starting in 2011.
(5)	The functionality of the Polygon, Pulsar and EmerALD has merged with the Eagle XP platform starting in 2009.

Description of our Front-end Segment’s Product Platforms

Advance 400

The Advance 400 is our Vertical Furnace, batch processing platform. Products built on this product platform are used for diffusion, oxidation, (LP)CVD and ALD. The product platform is used in many manufacturing steps, from the production of silicon wafers to the final anneal in interconnect. The A400 is a system for 150 and 200mm wafers, while the A412 is for 300mm wafers. The A412 systems feature two reactors above a rotating carousel, a dual-boat concept, and a wide range of process applications with variable load sizes from 25 wafers for shortest cycle time requirements, up to 150 wafers for lowest cost requirements in a single run. In this series, we also offer the A4ALD, for atomic layer deposition of dielectrics and metals, targeted mainly for high volume applications of our memory customers.

Eagle

The Eagle is our single-wafer processing product platform for PECVD applications. While the Eagle 10 is a system for 150 and 200mm wafers, the Eagle 12 and Dragon 2300 are systems for 300mm wafers. The Eagle 10 and the Dragon 2300 have two PECVD reactors, while the Eagle 12 has three PECVD reactors. Different wafers are processed in parallel in the reactors to enhance the throughput. The processes available on the Eagle product platform include insulators (such as silicon oxide, silicon nitride, silicon oxi-nitride), Aurora low-k dielectrics for interconnect applications, as well as hardmask and antireflection layers that aid in the lithography of very fine features.

Eagle XP

First, the Eagle XP is our high productivity sequel to the Eagle product platform, for 300mm. The Eagle XP has four PECVD reactors. Substantially all processes on the Eagle 12 and Dragon are or will be available on the Eagle XP.

Second, the Eagle XP is transitioning from a dedicated platform for PECVD to a common high volume platform for all 300mm single wafer processing in our addressed markets. The Eagle XP will also enable integration of sequential process steps on one platform. Starting in 2009, the Eagle XP has become available with PECVD, PEALD, and Pulsar ALD modules. It is our plan to also merge the functionality of the Epsilon with the Eagle XP platform starting in 2011.

The Eagle XP common platform will benefit our customer through reduced operating costs since multiple ASM products now will use the same parts and consumables and a common control architecture improves ease of use. The Eagle XP common platform enables us to improve the coherency in our product portfolio.

Epsilon

The Epsilon is our platform for single wafer epitaxy. The Epsilon product platform offers a wide range of epitaxy products and materials for many applications, ranging from high temperature silicon used in silicon starting material manufacturing, to low temperature, selective or non-selective silicon, silicon germanium (“SiGe”), silicon-carbon (“SiC”) used in CMOS devices and silicon germanium carbon (“SiGeC”) used in bipolar devices. The Epsilon 2000 is a single wafer, single reactor system for 150mm and 200mm wafers. The Epsilon 3200 is a single wafer, single reactor system for 300mm wafers.

Polygon

The Polygon is a single wafer atomic layer deposition platform. It features a six-sided central vacuum handler, capable of hosting up to four reactors. The Polygon 8200 is used for 150 and 200mm wafers, and for magnetic head substrates. The Polygon 8300 is used for 300mm wafers. One or more Pulsar modules with ALD technology or EmerALD modules with PEALD technology can be integrated onto the platform. Products built on this product platform are currently being used in, among others, ALD high-k gate dielectrics for high performance logic, metal-insulator-metal capacitors for system on a chip applications, and magnetic head gap fill.

Description of our Front-end Segment’s Process Technology Platforms

Depending on application, a process technology can be used in more than one product platform. Process technologies that are intended for use across multiple product platforms are called a process technology platform. The technologies in a process technology platform share a common knowledge base and patent portfolio. ALCVD, for example, is enabled on both our single wafer and batch product platforms. This gives us the principal ability to provide a single wafer tool for a certain application early in the lifecycle, when short development cycle times are needed, and later in the lifecycle switch to a batch tool for efficiencies in high volume production, using the same chemistry and maintaining basic materials properties.

ALCVD: Atomic Layer Deposition and Plasma Enhanced Atomic Layer Deposition

ALCVD is one of the newest technologies to deposit ultra-thin films of exceptional flatness and uniformity. This technology was brought into ASMI in 1999 with the acquisition of ASM Microchemistry, who first developed the thermal ALD technology. PEALD is an extension of this original ALD technology that uses plasma, which was brought into ASMI in 2001 through a partnership with Genitech and a subsequent acquisition in 2004. The use of plasma enables us to deposit high quality films at very low temperatures. Collectively ASMI refers to these two technologies as its ALCVD process technology platform. ALCVD is a very versatile technology platform that can be used to deposit high-k insulating materials, conductors, silicon oxide and silicon nitride. Selected ALCVD processes are released on our Polygon, Eagle, Eagle XP, and Advance 400 product platforms. We have hundreds of issued patents that relate to this process technology platform. In addition, ALCVD, Atomic Layer CVD, and PEALD are our trademarks. We expect that the trends of continued scaling, and evolution towards three dimensional device structures plays into the strength of our ALCVD position.

LPCVD: novel chemistries

On our LPCVD process technology platform we have developed processes with new chemistries (under the trademark Silcore) that enable the deposition of silicon and silicon containing materials at low temperatures. Processes are released on our Epsilon product platform for selective and non-selective epitaxy, single wafer LPCVD, and on our Advance 400 product platform for thin, smooth polycrystalline Si . Our strategy for the LPCVD process technology platform as a whole is to continue to qualify new chemistries developed by, and with, our chemical suppliers for all of our product platforms, well in advance of the development of our customers’ needs. We have about 10 issued patents related to Silcore and other specialized LPCVD process chemistries.

Back-end Segment Products

The following table lists ASM Pacific Technologies (“ASMPT”) principal products for back-end market and the main technologies that they enable.

Product Platform	ASMI Process Technology	Products [1]
Die Attach Equipment	Die Bonding	AD898/8912 epoxy/ eutectic, AD830, MCM12 multi chip, SD890A and SD832D soft solder, IS898 glass attach Systems
Scanning and Sorting Equipment	Die Sorting	WP808A WLP sorting Systems, WS896 wafer scanning, AS899, MS899 die sorting Systems
Flip Chip Equipment	Flip Chip Bonding	AD900A, AD9012A, AD900TS, AD9012TS, AD9212 dual head flip chip bonding Systems, AD9012TC
Wire Bonding Equipment	Thermosonic Gold Wire Bonding	TwinEagleXtreme, HarrierXtreme dual head, EagleXtreme, iHawkXtreme EagleXtreme X2L, Hummingbird stud bumping Systems
Wire Bonding Equipment	Ultrasonic Aluminum Wedge Bonding	Heavy Aluminum Wire Bonder, AB530, AB559A rotating bond head
Encapsulation Equipment	Molding, Dispensing and Jetting system	IDEALmold and Osprey transfer molding Systems, IDEALcompress, DS500 dam-and-fill Systems, DS520 Jetting System
Post Encapsulation Equipment	Ball Placement, Testing and Marking, Trim and Form, Singulation, Binning	BP2000 ball placement, CS8000-AP jig saw and sorting, MP209, MP-TAB trim form system, FT2030S, FT1000, FT2030WF Test and Finishing handler, FV2030 Vision Inspection, SLS230 LED Testing & Sorting, SLT400 LED Taping, IP360 SMD LED Taping

(1)	Eagle60, Harrier, Hummingbird, IDEALmold, Osprey, and TwinEagle are used, registered, or pending ASMPT trademarks. For a detailed list of trademarks ASMPT owns please refer to the Intellectual Property section.

Die and Flip Chip Bonding, and Die Sorting Products

ASMPT manufactures several die bonding models as well as die sorting equipment to address various markets including semiconductors and light emitting diodes (LED). The latest epoxy die bonder platform for 300mm wafers continues the path undertaken by ASMPT to provide customers with the highest quality and best cost/performance systems on the market. With its capability of handling up to 300mm wafers, fully automatic operation, epoxy writer, pre and post bond inspection and wafer mapping, this platform is able to provide customers with exceptional operational results. Variations on this platform have been developed to address the requirements of the growing stacked die market. The ability to handle silicon devices down to 25 microns in thickness is a key feature for the future.

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

Encapsulation Products

Our auto molding product line continues to build on the success of our earlier automated multi-plunger molding systems. The IDEALmold serves the industry segment that requires very high throughput with production flexibility. The recent shift in lot sizes and package variability also required a new platform. We have met this requirement with our Osprey single strip molding system. With this platform, the emphasis is on quick material and package conversions for low volume, high mix situations. As with all ASMPT products, it can be configured for stand alone or integrated in the IDEALine (see below) with many of our other back-end products.

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

Automated Systems

The IDEALine integrates back-end assembly, packaging, and test handling equipment. Such lines can be fully controlled by computers minimizing operator intervention and providing better quality through more stringent process recipe control. We believe we are the only manufacturer of back-end equipment capable of offering such an extensive integrated line using our own equipment. These lines integrate serial process steps with mechanical and software linkages. Offered in a modular format, customers may integrate some or all of the following processes that we supply: die bonding and inspection, epoxy curing, wire bonding and inspection, encapsulation, post mold curing, package singulation, test handling, inspection, laser marking, packing, and finishing.

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

We own and license patents that cover some of the key technologies, features and operations of our major front-end products and are registered in the principal countries where semiconductor devices or equipment are manufactured or sold. The following table shows the number of patents for which we made an initial filing during the indicated year and the number of patents in force by us at the end of the indicated year. As part of a program to reduce cost, the patent portfolio was critically reviewed against the current business strategy in 2009. This review resulted in a decision to drop coverage on certain granted patents that did not align with current strategy.

Segment	For year:	2005	2006 [1]	2007	2008	2009
Front-end	Initial patent filings	107	94	93	79	47
	Patents in force at year end	768	722	793	872	830
Back-end	Initial patent filings	18	25	26	18	19
	Patents on force at year end	112	186	256	332	399

(1)	In December 2006 we divested the ASM NuTool patents. The numbers from 2006 on exclude the ASM NuTool patents that were sold in December 2006. Included in this sale were 6 initial patent filings and 133 issued patents.

We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and certain chemicals used to deposit insulating layers for PECVD. We pay Applied Materials a royalty on sales of equipment that use the patented technology. A number of the licensed patents have already expired. The remaining royalty bearing patents expire at various times through 2012. Upon expiration of the patents, the technology may be used royalty-free by the public, including us. For further information, see Item 3.D, “Risk factors—As of December 18, 2007, we ceased paying royalties under certain Applied Materials patent licenses in respect of patents that we no longer practice. If it is determined that we still practice these patents, we will owe royalty payments to Applied Materials on our sales of covered products since that time.”

We have licensed out intellectual property in our ALCVD process technology platform through non-exclusive, restricted field of use license agreements to a limited number of companies. Effective January 1, 2009, we entered into a non-exclusive, restricted field of use license agreement with Tokyo Electron. In addition to generating revenue, licensing is expected to accelerate market acceptance of our ALCVD technology.

We have licensed our RTP portfolio of 50 issued patents and 23 pending patents to Levitech BV.

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

Trademarks

ASM, the ASM International logo, Advance, Aurora, Dragon, Eagle, EmerALD, Epsilon, Polygon, Pulsar, SiGePLUS, Silcore and Stellar are our registered trademarks. A400, A412, A4ALD, ALCVD, Atomic Layer CVD, CarbonPLUS, Eagle TRIDENT, NCP, PEALD, Pore Builder, SmartBatch, and Superfill CVD are our trademarks. “The Process of Innovation” and “The Switch Is On” are our service marks.

AB500B, DreamPAK, DRYLUB, EQUIPMANAGER, EQUIPMGR, IDEALine, IDEALsystem, IDEALab, IDEALNet, PGS, SMARTWALK, SOFTEC, SmartSurf, and Ultravac are registered trademarks of ASM Pacific Technology Ltd. Cheetah, Eagle60, Harrier, Hummingbird, IDEALCompress, IDEALmold, Osprey, TwinEagle, FAB Farming and SolarCSI are trademarks of ASM Pacific Technology.

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

Our net research and development expenses were € 83.5 million, € 75.0 million and € 62.8 million in 2007, 2008 and 2009, respectively. We expect to continue investing significant resources in research and development in order to enhance our product offerings. Our research and development activities are chiefly conducted in the principal semiconductor markets of the world, which enables us to draw on innovative and technical capabilities on an international basis. Each geographic center provides expertise for specific products and/or technologies. This approach, combined with the interactions between the individual centers, permits efficient allocation of technical resources and customer interaction during development.

Segment	Location	Number of R&D employees as of December 31, 2009, exclusive of temporary workers
Front-end	Almere, the Netherlands	46
	Leuven, Belgium	19
	Helsinki, Finland	9
	Phoenix, Arizona, United States	71
	Cheonan, South Korea	33
	Tama, Japan	78
Back-end	Hong Kong, the People’s Republic of China	399
	Singapore	256
	Chengdu, the People’s Republic of China	45
Total		956

As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. At December 31, 2009, our front-end segment was engaged in several formal joint development programs with customers for 300mm applications of our products. As part of these efforts, we may sell new products to customers at a significantly reduced margin, and invest significant resources in the joint development and subsequent product qualification. We sometimes also cooperate with other semiconductor capital equipment suppliers in complementary fields, in order to gain knowledge on the performance of our own processes, in cooperation with other processes. In addition to cooperating with customers and other capital equipment suppliers, we also enter into research projects with technical universities.

We participate also in publicly funded programs, mainly in Europe, to develop the production technology for semiconductor devices with line widths of 32, 22 and 15nm and below. Among our current cooperative efforts are projects awarded under the Information Society Technologies (IST) seventh framework program. We are also a partner in several development programs in the Eureka initiative by MEDEA+ (Micro Electronics Development for European Applications) and its successor CATRENE (Cluster for Application and Technology Research in Europe on Nano-Electronics). In one of the MEDEA+/CATRENE projects, MaxCaps, we are the project leader. In addition, we are an active participant in the Catrene organisation at several levels, member of AENEAS (Association for European Nano-Electronics Activities) and the Dutch Point-one (Pole of Innovation in Advanced Technologies) organisation. In both organisations ASM participates actively in roadmap and program discussions. We are partner in projects under ENIAC (European Nano-electronics Initiative Advisory Council), in one ENIAC project, EEMI450 to be started in 2010, ASM is project coordinator. We also participate in Dutch national programs such as those funded by STW (Stichting Technologie en Wetenschap: Foundation for Technology and Science) and in the FES (Fonds Economische Structuurversterking – Fund Structural Enhancement of the Economy) program.

As part of these projects, we may sell our equipment to customers who will use grants or research loans to acquire these products or we may receive research and development grants or credits directly.

In October 2004, we commenced a strategic partnership with the Interuniversity MicroElectronics Center (IMEC) in Belgium for their 300mm FEOL technology development program. Our Epsilon, Advance 400 Series, and Polygon based products are involved in this partnership. In September 2005 we complemented this FEOL partnership with a partnership in BEOL for advanced on-chip interconnect which will utilize our Eagle based products. This gives us the opportunity to investigate, both jointly and independently, the integration of individual process steps in process modules and electrically active devices. The partnerships are now extended to include 22nm, to the end of 2010 for FEOL and to the middle of 2010 for BEOL. These partnerships may be further extended, and their scope may be changed, continuously adjusting the project portfolio to emerging market needs. We have been partnering with IMEC since 1990.

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

In the second half of 2004, in order to reduce manufacturing costs in our front-end operations we established FEMS, a manufacturing facility in Singapore, to manufacture certain generic subsystems and subassemblies for our Vertical Furnaces that we previously outsourced. At the end of 2008, generic subassemblies for Vertical Furnaces, Epitaxy and Eagle systems are manufactured in this facility. In 2009 we have started the transition of manufacturing of all ASM products to be final assembled in Singapore. We closed down our manufacturing operations in Almere and in the course of 2010 we will also close down the Manufacturing in Phoenix (US) and Nagaoka (Japan). At the end of 2010 we will have central manufacturing of our mainstream products out of Singapore. With this transition we also implement a more global organisation for the procurement activities. Further we will move to a global quality system instead of the more regional oriented quality system we had in the past.

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

Each of our major product lines has a dedicated product manager, responsible for positioning the product in the market, its market share, developing it over time and evaluating its relative performance compared to the competition. Each product manager sets priorities in terms of technical development and sales support.

To execute the sales and service functions, we have established a global sales force, in which all regional units report directly into the global sales organization. We have sales offices located in Europe (in France, Ireland, and Germany), Israel, Taiwan, the People’s Republic of China, Singapore and Japan (in Tokyo and Osaka). Until December 31, 2009 we used an independent sales agent in Taiwan for front-end products. At the end of 2009, 120 employees were employed in sales and marketing of front-end products, representing 9% of total front-end segment staff.

Sales of back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in the People’s Republic of China, Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in South Korea and some parts of the United States. At the end of 2009, 309 employees were employed in sales and marketing of back-end products, representing 3% of total back-end staff.

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

Our largest customer accounted for approximately 9.6%, 13.8% and 9.1% of our net sales in 2007, 2008 and 2009, respectively. Our ten largest customers accounted for approximately 32.4%, 32.0% and 32.9% of our net sales in 2007, 2008 and 2009, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, timing of new fabrication facilities and new product introductions.

The following table shows the distribution of net sales, by segment and geographic destination of the product:

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2009	Front-end	27.1%	S.E. Asia	6.5%	68.8%
			Europe	6.2%	0.6%
	Back-end	72.9%	United States	8.8%	2.5%
			Japan	5.6%	1.0%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2008	Front-end	39.7%	S.E. Asia	9.7%	55.3%
			Europe	9.8%	0.9%
	Back-end	60.3%	United States	13.0%	1.8%
			Japan	7.2%	2.3%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2007	Front-end	47.2%	S.E. Asia	18.7%	49.5%
			Europe	8.5%	0.8%
	Back-end	52.8%	United States	11.8%	1.6%
			Japan	8.2%	0.9%

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time in order to optimize the use of the equipment for the customer’s specific processes. For our front-end operations, where the availability of field support is particularly important for a sale, 435 employees were employed in customer service at the end of 2009, representing 34% of total front-end segment staff.

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

Our primary competitors in the front-end market are from the United States, Japan and Korea. Our primary competitors in the back-end market are from the United States, Europe and Japan. In each of our product lines, we compete primarily with two or three companies which vary from small to large firms in terms of the size of their net sales and range of products. Our primary competitors in the front-end market include Applied Materials, Novellus Systems, Tokyo Electron, Kokusai, and Jusung. Our primary competitors in the back-end market include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui.

C. Organizational structure.

The following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries as of March 5, 2010:

Subsidiary Name and Location	Country of Incorporation	Percentage Owned by ASM International N.V.

ASM Europe B.V. Almere, the Netherlands	The Netherlands	100%

ASM America, Inc. Phoenix, Arizona, United States	United States	100%

ASM Japan K.K. Tama, Japan	Japan	100%

ASM Front-End Manufacturing Singapore Pte. Ltd., Singapore	Singapore	100%

ASM Pacific Technology Ltd. Hong Kong, the People’s Republic of China	Cayman Islands	52.59%

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

SEGMENT	LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE
	Almere, the Netherlands	Executive offices of ASMI Marketing, research and offices	154,000
	Tama and Nagaoka, Japan	Wafer processing equipment manufacturing, marketing, research and offices	427,000
Front-end	Phoenix, Arizona, United States	Wafer processing equipment manufacturing, marketing, research and offices	176,000
	Singapore	Wafer processing equipment manufacturing and offices	169,000
	Cheonan, South Korea	Wafer processing equipment manufacturing, marketing, research and offices	32,000
	Helsinki, Finland	Wafer processing equipment research and offices	6,000
	Hong Kong, People’s Republic of China	Semiconductor assembly and encapsulation equipment manufacturing, marketing, research and offices	250,000
	Shenzhen, People’s Republic of China	Semiconductor assembly equipment parts and modules manufacturing, leadframe manufacturing and offices	1,296,000
Back-end	Chengdu, People’s Republic of China	Semiconductor assembly equipment research and offices	20,000
	Singapore	Semiconductor assembly equipment and etched leadframe manufacturing, marketing, research and offices	333,000
	Johor Bahru, Malaysia	Semiconductor assembly equipment parts and modules manufacturing, etched leadframe manufacturing and offices	312,000

Our principal facilities in the Netherlands, the United States, Korea, Finland, Hong Kong, the People’s Republic of China, Singapore and Malaysia are subject to leases expiring at various times from 2010 to 2026. Some facilities we own are subject to mortgages. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles packages and tests the dies in order to create semiconductor devices. We conduct our front-end business, which accounted for 27.1% of our net sales in 2009, through our principal facilities in the Netherlands, the United States, Japan and Singapore. We conduct our back-end business, which accounted for 72.9% of our net sales in 2009, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and

Malaysia. Our back-end operations are conducted through our 52.59% majority-owned subsidiary, ASM Pacific Technology.

We sell our products to the semiconductor manufacturing industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Starting late in 2008 and continuing in 2009, this industry is experiencing a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn, which has led to the announcement of significant layoffs, plant closings, reduced capital expenditures and other cost reduction measures by semiconductor manufacturers. These conditions caused a substantial diminution in the demand for our products, which represent capital expenditures for our customers although a pick up in demand was evident in the second half of 2009. In addition, these conditions may lead to consolidation in the semiconductor manufacturing industry, which could further reduce demand for our products in the future. As with all such cycles, the timing, length and continued severity of this cycle cannot be predicted. The unprecedented nature of the current global financial crisis and economic downturn may result in changes in the semiconductor manufacturing industry and the manner in which we must conduct our business, in ways that cannot now be predicted.

We are currently implementing major restructuring plans. In particular, our PERFORM! program is designed to streamline our front-end global operations and reduce our cost base, and includes a focused effort on lowering our working capital requirements. This program involves the material restructuring of our significant front-end operating, manufacturing and administrative units. These efforts and other initiatives will continue through 2010 and beyond as we transition to a more global sales organization, a more centralized and cost efficient R&D function, the implementation of a global Enterprise Reporting Process (ERP) system, and the sharing of platforms among products. For a discussion of our restructuring and the related current and expected impairment charges, see Note 23 of the Notes to our Consolidated Financial Statements included elsewhere in this report.

In late 2004, we established FEMS in Singapore as a low-cost manufacturing hub for front-end production. We established FEMS to manufacture generic subsystems and parts for our front-end products that we previously outsourced, in order to improve cost-effectiveness and strengthen our gross profit margin in our front-end segment. During 2009, we restructured our ASM Europe (ASME) operations by transferring all manufacturing in our Almere facility in the Netherlands to our FEMS operation in Singapore. This restructuring was completed and the Almere manufacturing facility was closed by the end of 2009. We are in the process of transferring manufacturing responsibility to FEMS for all Single Wafer Products. Our plans are to complete these transfers in 2010. As part of this process, our production facilities in Nagaoka, Japan and Phoenix, Arizona will be closed.

In April 2008, we announced our plan to dispose of our rapid thermal processing line. This disposition was completed in August 2009.

The global downturn started to negatively impact our back-end operations in the second half of 2008. Accordingly, in the fourth quarter of 2008, and in 2009, we implemented significant cost reduction measures in our back-end segment, including a hiring freeze, elimination of overtime and plant shutdowns. In the second half of 2009 our back-end revenue had recovered, and these measures have mostly been reversed.

We face increased payment and performance risk in economic downturns from our customers. If any of our customers become insolvent or commence bankruptcy or similar proceedings, our receivables from such customers may become uncollectible. In order to promote sales, we may be required to provide extended payment terms, financing arrangements or other modified sale terms for some customers, which will increase our sales expenses and further increase our exposure to customer credit risk, all in an environment of downward pressure on average selling prices. Even though we may be a secured creditor in these arrangements with rights in the underlying equipment, the equipment may have only limited value upon a customer default, especially if activity in our markets remains at low levels, which may result in substantial write-downs upon any such default. To manage these challenges, we are monitoring our sales activities closely and taking a disciplined approach to evaluating and addressing customer credit risks. Where we deem it appropriate, we are bearing increased customer credit risk.

In this difficult economic environment, we also are subject to increased risk of performance failures of our suppliers, which could disrupt our manufacturing and/or increase our costs.

As a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations a write down of inventories has been recorded of € 24.2 million.

Despite the difficult industry market, we must maintain our research and development at a high level to remain competitive in the future. The decrease of research and development costs in the front-end segment is the result of the prioritization of research and development projects. In the fourth quarter research and development activities increased focus on enabling technologies and platforms based on strategic prioritization.

On November 6, 2009 we issued € 150 million senior unsecured convertible bonds due November 2014. The Bonds will be convertible into new and/or existing shares of the Company and will carry a quarterly coupon of 6.5% per annum and a conversion price of € 17.09. The issue was done to extend our debt maturity profile. We intend to use part of the proceeds of the offering for general corporate purposes. In addition, we intend to partially use the proceeds to buy back our outstanding convertible bonds due 2010 and 2011 on an ongoing basis. In December 2009 US$ 4 million of our convertible bonds due 2010 and US$ 26 million of the convertible bonds due 2011 were repurchased. During January 2010, a further US$ 39 million of the outstanding convertible bonds due 2011 were repurchased.

We also negotiated a new standby revolving credit facility of € 65 million. This secured credit facility replaced our former secured credit facility provided by Rabobank and has a term of 3 years. The facility was increased to € 90 million on January 11, 2010.

At December 31, 2009, our principal sources of liquidity consisted of € 293.9 million in cash and cash equivalents and € 92.9 million in useable undrawn bank lines. Approximately € 112.2 million of the cash and cash equivalents and € 26.7 million of the undrawn bank lines are restricted to use in the Company’s back-end operations and € 29.8 million of the cash and cash equivalents and €  1.2 million in undrawn bank lines are restricted to use in the Company’s front-end operations in Japan.

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

Sales

Our front-end sales are concentrated in the United States, Europe, Japan and Southeast Asia and our back-end sales are concentrated in Southeast Asia.

The following table shows the geographic distribution of our front-end and back-end sales for the years 2007, 2008 and 2009:

	Year ended December 31,
(amounts in millions)	2007		2008		2009
Front-end:
Taiwan	€122.3	27.1%	€54.4	18.3%	€17.3	10.8%
United States	113.1	25.1	96.7	32.6	51.9	32.4
Europe	81.2	18.0	73.4	24.7	36.8	22.9
Japan	78.2	17.3	54.0	18.2	33.1	20.7
Other	56.1	12.5	18.3	6.2	21.3	13.2

	€450.9	100%	€296.8	100%	€160.4	100%
Back-end:
People’s Republic of China	€161.9	32.1%	€159.4	35.4%	€144.6	33.6%
Taiwan	112.9	22.4	76.2	16.9	86.2	20.0
Malaysia	65.8	13.0	60.6	13.4	42.4	9.8
South Korea	37.3	7.4	26.4	5.9	63.9	14.9
Hong Kong	34.7	6.9	30.5	6.8	16.1	3.7
Thailand	24.4	4.8	23.7	5.3	24.4	5.7
Singapore	11.0	2.2	12.4	2.8	5.1	1.2
Philippines	21.1	4.2	20.5	4.5	21.6	5.0
United States	14.9	3.0	13.6	3.0	15.0	3.5
Other	20.3	4.0	27.3	6.0	11.1	2.6

	€504.3	100%	€450.6	100%	€430.4	100%

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

A substantial portion of our front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing complete fabrication equipment. As a result our front-end sales tend to be uneven across customers and financial periods. Sales to our ten largest front-end customers accounted for 59.7%, 60.4% and 61.4% of front-end net sales in 2007, 2008 and 2009, respectively. The composition of our ten largest front-end customers changes from year to year. The largest front-end customer accounted for 19.7%, 31.7% and 30.6% of front-end net sales in 2007, 2008 and 2009, respectively.

Back-end sales per customer tend to be more level over time than front-end sales, because back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest back-end customers accounted for 29.4%, 26.3% and 32.7% of back-end net sales in 2007, 2008 and 2009, respectively. Because our back-end customers’ needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the front-end. Our largest back-end customer accounted for 5.3%, 4.4% and 6.0% of back-end net sales in 2007, 2008 and 2009, respectively.

Research and Development

We continue to invest in research and development at a high level. As part of our research and development activities, we are engaged in various development programs with customers and research institutes that allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. Research and development costs are expensed as incurred. The costs relating to prototypes and experimental models, which we may subsequently sell to customers are charged to the cost of sales.

For a further discussion of research and development expenses see Item 4.B., “Business Overview—Research and Development” and Item 5 “Results of Operations,” below.

Our research and development operations in the Netherlands and the United States receive research and development grants and credits from various sources. The research and development grants and credits received from governmental sources in the Netherlands include a credit which is contingently repayable to the extent we recognize sales of products to which the credit is related within an agreed upon time period. We do not recognize a liability on our Consolidated Balance Sheet in respect of this credit until we recognize sales of products to which the credit is related, within the agreed upon time period and is then charged to cost of sales when such sales are recorded. The repayment amounts to 4.0% of the realized sales of these products. In 2007 and 2008 we accounted for repayments with respect to these credits of € 0.1 million and € 0.1 million respectively. Interest on the contingent repayments is accrued at an interest rate of 6.05% per annum. The contingent repayment, including accrued interest, was € 3.1 million at December 31, 2008. This amount has not been recognized as a liability in the Consolidated Balance Sheet. As a result of the management buy-out of our RTP business in 2009 this contingent liability conveyed to Levitech B.V.

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

Revenue Recognition. We recognize revenue when all four revenue recognition criteria have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	seller’s price to buyer is fixed or determinable; and

•	collectibility is reasonably assured.

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

We recognize revenue from installation of equipment upon completion of installation at the customer’s site. At the time of shipment, we defer that portion of the sales price related to the fair value of installation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. Installation is completed when testing at the customer’s site has proven that the equipment has met all of the customer’s criteria and specifications. The completion of installation is signed-off by the customer (“final acceptance”). At December 31, 2008 and December 31, 2009 we have deferred revenues from fair value of installations in the amount of € 5.0 million and € 2.5 million respectively.

Our front-end sales frequently involve complex equipment, which may include customer-specific criteria, sales to new customers or equipment with new technology. For each sale, the decision whether to recognize revenue is, in addition to shipment and factory acceptance, based on:

•	the contractual agreement with a customer;

•	the experience with a particular customer;

•	the technology and

•	the number of similarly configured equipment previously delivered.

Based on these criteria we may decide to defer revenue recognition until completion of installation at the customer’s site and obtaining final acceptance from the customer.

At December 31, 2008 we had no deferred revenues from sales of equipment. At December 31, 2009 we had € 0.7 million deferred revenue from sales of equipment.

We provide training and technical support service to customers. Revenue related to such services is recognized when the service is rendered. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

Valuation of Goodwill. Goodwill is tested for impairment annually on December 31 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Our front-end impairment test and the determination of the fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Our back-end impairment test is based on the market value of the listed shares of AMPT. The annual impairment test performed per December 31, 2009 was based on the following assumptions and data:

•	A pre-tax WACC of 13%.

•	For Front-end external market segment data, historical data and strategic plans to estimate cash flow growth per product line have been used

•

Cash flow calculations are limited to five years of cash flow; after these five years perpetuity growth rates are set based on market maturity of the products. For maturing product the perpetuity growth rates used are 1% or less and for enabling technology products the rate used is 3% or less.

•	For Back-end the market value of the listed shares of ASMPT on the Hong Kong Stock exchange has been used in our analysis.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting units substantially exceeded its carrying value and that, there fore, goodwill was not impaired as of December 31, 2009. For the year ended December 31, 2007, we did not record an impairment charge to goodwill as a result of our tests performed. For the year ended December 31, 2008 we recorded impairment charges of € 1.4 million with respect to goodwill resulting from the acquisition of NanoPhotonics.

The calculation of the fair value involves certain management judgments and was based on our best estimates and projections at the time of our review, and the value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time. At December 31, 2009, a decrease in estimated cash flows of 10% and an increase of 10% of the discount rate used in calculating the fair value would not result in an impairment of the carrying value of goodwill.

Valuation of Long-Lived Assets. Long-lived assets and certain recognized intangible assets (except those not being amortized) are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. In 2007 we did not record an impairment charge to long-lived assets. In 2008 we recorded an impairment charge of € 7.1 million related to the restructuring of ASM Europe. In 2009 we recorded impairment charges mainly related to certain demo tools which were as a result of the strategic reorientation determined end of life. Our cash flow estimates used include certain management judgments and were based on our best estimates and projections at the time of our review, and may be different if other assumptions are used. In future periods, however, we may be required to record impairment losses, which may significantly affect our results of operations at that time. At December 31, 2009, a decrease in estimated cash flows of 10% would not result in an impairment of the carrying value of long-lived assets.

Valuation of Inventory. Inventories are valued at the lower of cost or market value. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. In the year ended December 31, 2009 we have charged € 27.2 million to cost of sales as a result of our analysis of the value of inventory. Of this charge € 24.2 million was recognized as a result of the current prolonged contraction in the market and strategic refocusing of certain of our product configurations. At December 31, 2009 our allowance for inventory obsolescence amounted to € 46.9 million, which is 23.8% of our total inventory. If circumstances related to our inventories change, our estimate of the values of inventories could materially change. At December 31, 2009, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of € 20.0 million.

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

Convertible bonds and conversion option. As per 1 January 2009, ASMI applies ASC 815 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

All our convertible bonds due 2010, 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and 2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement, for 2009 this revaluation at fair value resulted in a loss of € 24.4 million. For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares in which they can be converted to are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2009 this accretion interest was € 4.3 million.

Income Taxes. We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. We have established a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will not be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2009, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of € 140.8 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2009 is not realizable, this would result in an additional valuation allowance and an income tax expense of € 1.5 million.

Until December 31, 2006, we accounted for income tax contingencies in accordance with Statement of Financial Accounting Standard, “Accounting for Contingencies.” We provided for these tax contingencies for the duration of the statute of limitation which differs per tax jurisdiction.

On January 1, 2007, we adopted Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“ASC 740”). This Interpretation clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet, before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure regarding income taxes. Our net operating losses for tax purposes decreased by € 5.4 million as a result of the adoption of ASC 740. Since a valuation allowance was recorded against the net deferred tax assets with respect to these net operating losses, the adoption of ASC 740 did not impact our financial position and results of operations.

A reconciliation of the beginning balance at January 1, 2009 and the ending balance at December 31, 2009 of the liability for unrecognized tax benefits is as follows:

(euro millions)
Balance January 1, 2009	14.8
Gross increases—tax positions in current year	1.4
Foreign currency translation effect	(0.6)

Balance December 31, 2009	15.7

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs.

We estimate that no interest and penalties are related to these unrecognized tax benefits.

Unrecognized tax benefits of € 15.7 million would, if recognized, impact the Company’s effective tax rate. We estimate that the liability for unrecognized tax benefits will change with € 15.7 million within the next 12 months, following the expected outcome of investigations by local tax authorities.

The calculation of our tax positions involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. Settlement of uncertain tax positions in a manner inconsistent with our estimates could have a material impact on the Company’s earnings, financial position and cash flows.

Restructuring expenses. In 2009 significant restructuring expenses incurred. Distinction is made in one-time employee termination expenses, contract termination expenses and other associated expenses. For the accounting on the distinguished elements of restructuring expenses we apply to the policy as mentioned below. The expenses have been charged to “restructuring expenses”.

One-time termination expenses represent the payments provided to employees that have become redundant and are terminated under the terms and conditions of a restructuring plan.

A restructuring plan exists at the date the plan meets all of the following criteria and has been communicated to employees:

•	Management commits to the plan.

•	The plan identifies the number of employees that become redundant and the expected completion date.

•	The plan sets out the terms and conditions of the arrangement in sufficient detail to enable employees to determine the type and amount of benefits they will receive.

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The timing of the recognition and measurement of a liability for one-time termination expenses depends on whether employees will be retained to render service beyond a minimum retention period.

Contract termination expenses are related to the termination of an operating lease or another contract. These expenses are distinguished in:

•

Expenses related to the termination of the contract before the end of its term. These expenses are recognized when the contract is terminated .The liability is measured at its fair value in accordance with the contract terms.

•

Expenses related to contracts that will last for its remaining term without economic benefit to the entity. This is the case when a lease contract for premises is not terminated while the premises are not (completely) in use anymore. The liability is accrued for at the cease-use date, the date the company determined that it would no longer occupy the premises, which is conveyed to it under the contractual operating lease. The liability is measured at its fair value in accordance with the contract terms.

Other costs related to restructuring include costs to consolidate or close facilities and relocate employees. A liability for other expenses related to a restructuring such as transition costs is recognized and measured in the period in which the liability is incurred. The costs incurred have are directly related to the restructuring activity. The definition of exit costs excludes expected future operating losses.

Results of Operations

The following table shows certain Consolidated Statement of Operations data as a percentage of net sales for our front-end and back-end segments for the years 2007, 2008 and 2009:

	Year ended December 31,
	Front-end			Back-end			Total
	2007	2008	2009	2007	2008	2009	2007	2008	2009
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(67.8)	(68.4)	(94.6)	(57.2)	(60.9)	(59.8)	(62.2)	(63.8)	(69.3)
Gross profit	32.2	31.6	5.4	42.8	39.1	40.2	37.8	36.2	30.7
Selling, general and administrative expenses	(16.8)	(24.1)	(36.5)	(10.8)	(12.2)	(11.5)	(13.5)	(16.9)	(18.2)
Research and development expenses	(11.9)	(14.8)	(21.5)	(5.9)	(6.9)	(6.6)	(8.7)	(10.0)	(10.6)
Amortization of other intangible assets	(0.1)	(0.1)	(0.2)	—	—	—	(0.1)	(0.1)	(0.1)
Impairment of goodwill	—	(0.5)	—	—	—	—	—	(0.2)	—
Restructuring expenses	—	(2.4)	(22.3)	—	—	—	—	(1.0)	(6.0)

Earnings (loss) from operations	3.4	(10.3)	(75.0)	26.1	20.0	22.1	15.5	8.0	(4.3)
Net interest income (expense)	(1.4)	(1.6)	(5.0)	0.5	0.2	0.1	(0.4)	(0.6)	(1.3)
Accretion of interest convertible	—	—	(2.7)	—	—	—	—	—	(0.7)
Revaluation conversion option	—	—	(15.2)	—	—	—	—	—	(4.1)
Gain (expense) resulting from early extinguishment of debt	(2.2)	2.7	(1.1)	—	—	—	(1.1)	1.1	(0.3)
Foreign currency exchange gains (losses)	(0.4)	(0.2)	(0.4)	0.2	0.3	(0.1)	(0.1)	0.1	(0.2)

Earnings (loss) before income taxes and dilution	(0.6)	(9.4)	(99.4)	26.8	20.5	22.1	13.9	8.6	(10.9)
Income tax expense	(0.6)	(0.5)	4.9	(3.3)	(2.3)	(2.7)	(2.0)	(1.6)	(0.6)

Earnings (loss) before dilution	(1.2)	(9.9)	(94.5)	23.5	18.2	19.4	11.9	7.0	(11.6)
Gain on dilution of investment in subsidiary	—	—	—	—	—	—	0.3	0.6	0.2

Net earnings (loss)	(1.2)%	(9.9)%	(94.5)%	12.5%	9.7%	19.4%	12.2%	7.6%	(11.4)%

Allocation of net earnings (loss)
Shareholders of the parent							6.4%	2.5%	(18.1)%
Minority interest							5.8%	5.1%	6.7%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales. The following table shows net sales of our front-end and back-end segments and the percentage change for the full years 2009 and 2008:

(EUR millions)	2008	2009	% Change
Front-end	296.8	160.4	(46)%
Back-end	450.6	430.4	(4)%

Total net sales	747.4	590.7	(21)%

In 2009 net sales of wafer processing equipment (front-end segment) represented 27% of total net sales and sales of assembly and packaging equipment and materials (back-end segment) represented 73% of total net sales.

The market conditions in the semiconductor industry impacted the sales levels for the full year 2009 compared to 2008. Lower sales levels of 46% in our front-end segment and 4% in our back-end segment were recorded.

In our front-end segment the decrease continued in the first two quarters, but recovered from the third quarter onwards. This pattern is noticed in all product lines.

In the back-end segment 2009 started with weak sales levels which rebounded after the first quarter of 2009 as market conditions improved significantly in the assembly and packaging equipment industry due to the stimulus packages implemented by especially the Chinese government and the right product mix. The improvement in the second half year is more broad-based from a geographical perspective.

The strengthening of the Yen, U.S. dollar and U.S. dollar related currencies against the Euro in 2009 as compared to the same period of 2008 impacted total net sales by 5%.

Gross Profit Margin. The following table shows the gross profit margin of our front-end and back-end segments for the full years 2009 and 2008. In order to improve comparability impairment charges have been disclosed separately in the table below.

(EUR millions)	Gross profit		Gross profit margin		Increase or (decrease) percentage points
	2008	2009	2008	2009
Gross profit before impairment of inventory charge	97.8	32.9	33.0%	20.5%	(12.5	)pt
Impairment of inventory charge	(3.9)	(24.2)	(1.4)%	(15.1)%	(13.7	)pt

Gross profit front-end	93.9	8.7	31.6%	5.4%	(26.2	)pt

Gross profit back-end	176.4	172.8	39.1%	40.1%	1.0	pt

Total gross profit	270.3	181.5	36.7%	34.8%	(1.9	)pt

The decrease in the gross profit margin before the impairment of inventories of our front-end segment is the result of the low sales level, the mix of products sold and the absorption of our manufacturing overhead. As a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations a write down of inventories has been recorded of € 24.2 million. In 2008 an impairment charge of € 3.9 million on RTP inventory was charged to the cost of sales. In our back-end segment gross margins decreased in the first quarter, but due to the industry dynamics rebounded in the remaining three quarters of 2009.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our front-end and back-end segments for the full year 2009 and the full year 2008:

(EUR millions)	2008	2009	% Change
Front-end	71.6	58.5	(18)%
Back-end	55.0	49.3	(10)%

Total selling, general and administrative expenses	126.6	107.8	(15)%

As a percentage of net sales, selling, general and administrative expenses were 18% for the full year of 2009 and 17% in the same period of 2008.

Selling, general and administrative expenses of our front-end segment decreased for the full year 2009 as a result of our focus to reduce our expenses given the current market circumstances, including the reduction of headcount of the front-end segment.

The decrease in the back-end segment compared with the same period in 2008 is the result of the implementation of costs reduction programs.

Headcount of the front-end segment was reduced by 24% in 2009 while the headcount of the back-end segment increased with 7% in 2009.

Research and Development Expenses. The following table shows research and development expenses for our front-end and back-end segments for the full year 2009 and the full year 2008:

(EUR millions)	2008	2009	% Change
Front-end	43.8	34.4	(21)%
Back-end	31.2	28.4	(9)%

Total research and development expenses	75.0	62.8	(16)%

As a percentage of net sales, research and development expenses were 11% in 2009 and 10% in 2008.

The decrease in the front-end segment is the result of the prioritization of research and development projects. The reduction in the back-end segment is result of cost reduction efforts.

Restructuring Expenses. In 2009 ASMI started the implementation of a major restructuring in the front-end segment as announced on January 9, 2009 and on July 20, 2009. The main components of the Company’s accelerated execution plans are:

•

The consolidation of our global front-end manufacturing operations from Europe, the United States and Japan, into our front-end manufacturing operations in Singapore by the end of 2010. This will be achieved by completing the previously announced transfer from Almere, the Netherlands, which was finalized during 2009; the phasing out the manufacturing operation in Phoenix, Arizona, in the first half of 2010; and by transferring manufacturing from Nagaoka, Japan, no later than the fourth quarter of 2010.

•

The reduction of selling, general and administration expenses by making fundamental changes in our global support infrastructure. This includes a significant simplification and streamlining of our warehousing operations and the further strengthening of the global sales & service organization which was created last year.

•	The leveraging of research and development and our product portfolio by reprioritization of strategic programs in order to maximize their potential.

Related to these execution plans, an amount of € 35.7 million restructuring expenses was recorded for the full year of 2009. These charges include:

•

Employee related expenses of € 19.4 million. Included are unconditional one-time termination benefits of € 15.8 million, conditional one-time termination benefits subject to the final termination date of € 1.7 million and other employee related expenses of € 1.9 million.

•

Contract termination related expenses of € 2.8 million. These expenses mainly relate to operational lease contracts and include both the valuating of the onerous contracts at fair value, the decommissioning expenses and impairments of leasehold improvements.

•

Impairment charges of € 4.6 million mainly related to machinery and equipment. We impaired certain demo tools which were as a result of the strategic reorientation determined end of life. The impairment charges were determined based on the difference between the asset’s estimated fair value and their carrying amount.

•

Expenses of € 4.4 million resulting from the transition of our global front-end manufacturing operations from Europe, the United States and Japan, into our front-end manufacturing operations in Singapore.

•	Expenses of € 3.9 million related to the management buy-out of our RTP.

•	Other expenses of € 0.6 million

Net Interest Expense. Net interest expense amounted to € 7.5 million in 2009 compared to the net interest expense of € 3.7 million in 2008. This increase in net interest expenses mainly results from decreased interest income.

Accretion interest expense convertible notes. As per 1 January 2009, ASMI applies EITF 07-05 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

Both our convertible bonds due 2010, 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2009 this accretion interest was € 4.3 million.

Revaluation conversion option. As per 1 January 2009, ASMI applies ASC 815 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

Both our convertible bonds due 2010, 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). EITF 07-05 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and 2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement, for 2009 this revaluation at fair value resulted in a loss of € 24.4 million. For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares in which they can be converted to are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

Gain (expense) resulting from early extinguishment of debt. In 2009 US$ 4.0 million 5.25% convertible subordinated notes due 2010 and US$ 26.3 million 4.25% convertible subordinated notes due 2011 have been repurchased for a market value of US$ 38.9 million. The loss from the early extinguishment of the notes of € 1.8 million, which includes the difference between the nominal value and the higher market value and the write-off of unamortized issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

In 2008, we repurchased US$ 48.3 million in convertible debt at a lower market value than the nominal value of the outstanding convertible debt. The difference between the market value and the nominal value and the write off of unamortized issuance costs amounted to a gain of € 8.0 million.

Income Tax Expense. Income tax expense declined from € 12.1 million in 2008 to € 3.8 million in 2009, principally due to the reduction in operating income in 2009.

Earnings (Loss) from Operations. The following table shows earnings (loss) from operations for our front-end and back-end segments for the full year 2009 compared to the same period in 2008. In order to improve comparability, impairment and restructuring charges have been disclosed separately in the table below.

(EUR millions)	2008	2009	Change
Front-end:
Before impairments and restructuring charges	(19.5)	(60.4)	(40.9)
Impairments and restructuring charges	(11.0)	(59.9)	(48.9)

After impairments and restructuring charges	(30.5)	(120.3)	(89.8)

Back-end	90.2	95.1	4.9

Total earnings (loss) from operations	59.7	(25.2)	(84.9)

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our front-end and back-end segments for the full year 2009 compared to the same period in 2008. In order to improve comparability, impairment and restructuring charges, results on early extinguishment of debt, accretion of interest on the convertible bonds and the fair value changes of the conversion option have been disclosed separately in the table below.

(EUR millions)	2008	2009	Change
Front-end:
Before impairments, restructuring, result early extinguishment, accretion interest and fair value change conversion option	(26.2)	(61.1)	(34.9)
Impairments and restructuring	(11.0)	(59.9)	(48.9)
Gain / (loss) on early extinguishment of debt	8.0	(1.8)	(9.8)
Non cash accretion interest convertible bonds	—	(4.3)	(4.3)
Fair value change conversion option	—	(24.4)	(24.4)

Uncomparable items	(3.0)	(90.4)	(87.4)

After impairments, restructuring and fair value change conversion option	(29.2)	(151.5)	(122.3)
Back-end	43.5	44.0	(0.4)
Gain on dilution of investment in ASMPT (back-end)	4.1	1.0	(3.1)

Total net earnings (loss) 1)	18.4	(106.6)	(125.8)

1)	allocated to the shareholders of the parent

Net earnings for the back-end segment reflect our 52.59% ownership of ASM Pacific Technology (2008; 52.87%).

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

Impairment of goodwill. The Company recorded an impairment charge of € 1.4 million related to goodwill of our investment in NanoPhotonics

Restructuring expenses. The Company recorded an impairment charge related to the manufacturing plant at ASM Europe in the Netherlands of € 7,068. The impairment was the consequence of the announcement in January 2009 of the restructuring of the ASM Europe operations including the transfer of the manufacturing operations to the Company’s subsidiary ASM Front-End Manufacturing Singapore. ASM Europe will cease using the manufacturing plant upon completion of the transfer. The impairment charges are included in the Consolidated Statements of Operations as restructuring expenses.

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

The following table shows the level of new orders during 2008 and 2009 and the backlog at December 31, 2008 and 2009 and the percentage change:

(EUR millions, except book-to-bill ratio)	Full year
	2008	2009	% Change
Front-end:
New orders	250.6	157.7	(37)%
Backlog at December 31	53.0	50.3	(5)%
Book-to-bill ratio (new orders divided by net sales)	0.84	0.98
Back-end:
New orders	387.1	539.1	39%
Backlog at December 30	37.7	146.4	288%
Book-to-bill ratio (new orders divided by net sales)	0.86	1.25
Total
New orders	637.7	696.8	9%
Backlog at December 30	90.7	196.7	117%
Book-to-bill ratio (new orders divided by net sales)	0.85	1.18

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

Net cash provided by operations in 2009 was € 62.7 million as compared to € 137.4 million for 2008. This decrease results mainly from the decreased earnings partly offset by cash inflows from lower working capital.

Net cash used in investing activities in 2009 was € 15.5 million compared to € 33.0 million for 2008. The decrease results from lower capital expenditures.

We issued € 150 million senior unsecured convertible bonds due 6 November 2014. The Bonds will be convertible into new and/or existing shares of the Company and will carry a quarterly coupon of 6.5% per annum and a conversion price of € 17.09.

The issue was done to extend our debt maturity profile and we intend to use part of the proceeds of the offering for general corporate purposes. In addition, we intend to partially use the proceeds to buy back our outstanding convertible bonds due 2010 and 2011 on an ongoing basis. In December 2009 US$ 4 million of our convertible bonds due 2010 and US$ 26 million of the convertible bonds due 2011 were repurchased. During January 2010 a further US$ 39 million of the outstanding convertible bonds due 2011 were repurchased.

We also negotiated a new standby revolving credit facility of € 65 million with an interest rate based on EURIBOR. This secured credit facility replaced our former secured credit facility provided by Rabobank and has a term of 3 years. The facility was increased to € 90 million on January 11, 2010.

Net cash from financing activities for 2009 was € 90.9 million, in 2008 net cash used in financing activities was € 121.5 million. In the fourth quarter of 2009, we received the net proceeds of the newly issued convertible bond (€ 144.5 million) and repurchased a part of the outstanding convertibles (€ 26.8 million). In 2008, € 38.0 million was spent on the repurchase of the convertible bond and € 36.5 million on the repurchase of treasury shares.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from € 253.9 million at December 31, 2008 (adjusted for evaluation tools at customers which as per January 1, 2009 are reported under non-current) to € 181.3 million at December 31, 2009. The decrease includes the (non-cash) impairment in 2009 of € 24.2 million in inventories and the balance of lower manufacturing and sales levels in the front-end segment and the higher manufacturing and sales levels in the back-end segment. The number of outstanding days of working capital, measured based on quarterly sales, decreased from 155 days at December 31, 2008 to 83 days at December 31, 2009. For the same period, as a result of the focus on reduction of working capital, our front-end segment working capital ratio decreased from 173 days to 100 days. Our back-end segment decreased from 138 days to 77 days.

At December 31, 2009, our principal sources of liquidity consisted of € 293.9 million in cash and cash equivalents and € 92.9 million in useable undrawn bank lines. Approximately € 112.2 million of the cash and cash equivalents and € 26.7 million of the undrawn bank lines are restricted to use in the Company’s back-end operations and € 29.8 million of the cash and cash equivalents and €  1.2 million in undrawn bank lines are restricted to use in the Company’s front-end operations in Japan.

For the most part, our cash and cash equivalents are not guaranteed by any governmental agency. We place our cash and cash equivalents with high quality financial institutions to limit our credit risk exposure.

The net debt of ASMI, excluding back-end, at December 31, 2009 was € 83.7 million. This net debt is the balance of € 181.7 million cash and € 265.4 million debt. The debt of € 265.4 million consists of € 226.1 million convertible debt and € 39.4 million other debt. Furthermore, ASMI, excluding back-end, has useable undrawn credit lines of € 66.2 million.

See notes 3, 12, 15, 16 and 21 to our consolidated financial statements for discussion of our funding, treasury policies and our long-term debt.

We are obligated to fund defined benefit pension plans for our employees in Japan. We expect that the amount of this funding in 2010 will be approximately € 501,000. Our employees in the Netherlands participate in a multi-employer plan. The plan monitors the risks of the entire investment portfolio, not by individual company or employee, and is subject to regulation by Dutch governmental authorities. By Dutch law, a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of its assets to its obligations. This ratio includes a minimum coverage ratio of 105%. At December 31, 2009 the coverage ratio of the multi-employer plan was 100% (December 31, 2008: 90%) as a result of the economic crisis. Consequently, the Board of the multi-employer plan decided that existing pension obligations will not be indexed for the year 2010. For a discussion of our pension obligations, see Note 18 of the Notes to our Consolidated Financial Statements included elsewhere in this report.

Our back-end segment, which is conducted through ASM Pacific Technology, our 52.59%-owned subsidiary, is entirely self-financed and at December 31, 2009 had no long-term debt. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our front-end segment due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASM Pacific Technology common shares are listed.

We historically relied on dividends from ASM Pacific Technology for a portion of our cash flow for use in our front-end operations. Cash dividends received from ASM Pacific Technology during 2007, 2008 and 2009 were € 49.1 million, € 49.1 million and € 21.4 million, respectively. In November 2006, we announced our commitment that for at least the next three years we would not use these cash dividends to support our front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, pay dividends on our common shares or, in the event of dilution resulting from the exercise of employee stock options in ASM Pacific Technology, purchase shares of ASM Pacific Technology to maintain our percentage ownership at its current level. We are currently evaluating whether or not to modify or continue this policy regarding the use of such cash dividends for 2010 and beyond and expect to discuss the matter at our upcoming Annual General Meeting of Shareholders in May 2010.

Although certain directors of ASM Pacific Technology are affiliates of ASM International, ASM Pacific Technology is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASM Pacific Technology at the end of 2009 was approximately € 1,371 million. At the end of 2008 this was approximately € 488 million.

Outlook

We have developed forecasts and projections of cash flows and liquidity needs for the upcoming year taking into account the current market conditions, reasonably possible changes in trading performance based on such conditions, and our ability to modify our cost structure as a result of changing economic conditions and sales levels and the fact that we have already started with the implementation of the restructuring program. We have also considered in the forecasts the total cash balances amounting to € 293.9 million as of December 31, 2009, available borrowings, the ability to renew debt arrangements and to access additional indebtedness and whether or not we will maintain compliance with our financial covenants. Based on this, we believe that our cash on hand at the end of 2009 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next twelve months.

Contractual Obligations, Contingent Liabilities and Commitments

We have contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt. Other contractual arrangements, such as operating lease commitments and purchase obligations, are not generally required to be recognized as liabilities on our consolidated balance sheet, but are required to be disclosed.

The following table summarizes our contractual obligations as of December 31, 2009 aggregated by type of contractual obligation:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	14,840	14,840	—	—	—
Bank overdraft	2,500	2,500	—	—	—
Long-term debt [1,2]	23,018	6,181	16,574	263	—
Convertible subordinated debt [1]	285,824	25,075	92,874	167,875	—
Operating leases	31,823	8,601	12,705	5,829	4,688
Purchase obligations:
Purchase commitments to suppliers	62,983	62,841	142	—	—
Capital expenditure commitments	9,675	9,374	301	—	—
Unrecognized tax benefits (FIN 48)	15,663	15,663	—	—	—

Total contractual obligations	446,326	145,075	122,596	173,967	4,688

(1)	Including interest expense based on the percentages at the reporting date.
(2)	Capital lease obligations of € 1.0 million are included in long-term debt.

For a further discussion of our contractual obligations see Notes 9, 15, 16, 19, 21 and 24 to our Consolidated Financial Statements, which are incorporated herein by reference.

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

Subsequent to the management buy-out of our RTP business, contingent payables of € 3.1 million, including accrued interest, related to a research and development credit received, were conveyed to Levitech B.V.

New Accounting Pronouncements

For information regarding new accounting pronouncements, see Note 1 to our Consolidated Financial Statements, which is incorporated herein by reference.

Safe Harbor

Please refer to “Forward Looking and Safe Harbor Statement” on page 3 which is incorporated herein.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The names of the current members of our Supervisory Board and Management Board and the years of their birth are as follows:

Name	Position	Year of Birth	Term Expires
Gert-Jan Kramer [2]	Chairman of the Supervisory Board	1942	2013
Eric A. van Amerongen [1,2]	Member of the Supervisory Board	1953	2010
Johan M.R. Danneels [2]	Member of the Supervisory Board	1949	2012
Heinrich W. Kreutzer [1]	Member of the Supervisory Board	1949	2010
Jan C. Lobbezoo [1]	Member of the Supervisory Board	1946	2013
Ulrich H.R. Schumacher	Member of the Supervisory Board	1958	2012
Charles D. (Chuck) del Prado	Chairman of the Management Board, President and Chief Executive Officer	1961	2010
W.K. Lee	Member of the Management Board of the Company and Chief Executive Officer of ASM Pacific Technology Ltd.	1954	2010
J. (Han) F.M. Westendorp	Member of the Management Board and Vice President Front-end Strategy	1956	2010
Robert A. Ruijter	Interim Chief Financial Officer	1951	N/A

(1)	Member of Audit Committee
(2)	Member of Nomination, Selection and Remuneration Committee

Gert-Jan Kramer was elected to the Supervisory Board in May 2009 and is currently Chairman of the Supervisory Board. Mr. Kramer served as President and Chief Executive Officer of Fugro N.V. for more than 20 years until his retirement in 2005. Mr. Kramer currently serves on the supervisory boards of Scheuten Solar (Chairman), Damen Shipyards Group (Vice-Chairman), ABN AMRO N.V. (member of the Audit Committee), Trajectum B.V., (Mammoet), Fugro N.V., Bronwaterleiding Doorn and Energie Beheer Nederland B.V., and IRO (Chairman). He is also Chairman of the Supervisory Board of Delft Technical University. Furthermore, Mr. Kramer serves on advisory boards of many cultural organisations such as the Royal Concertgebouw Orchestra, several museums (Nieuwe Kerk/Hermitage, Frans Hals Museum, Museum Beelden aan Zee) and the Pieterskerk in Leiden.

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

Johan M.R. Danneels was elected a member of the Supervisory Board in May 2000. Currently Mr. Danneels serves as Chief Executive Officer at Essensium. In January 2005 Mr. Danneels founded Essensium N.V., a spin-off from the research institute IMEC of which he was chairman since 2000. Mr. Danneels served recently as Groups Vice President of STMicroelectronics. Prior to that, he was Corporate Executive Vice President of Alcatel NV and Chief Executive Officer of Alcatel Microelectronics. He spent 25 years in Alcatel in different management functions of all major product lines. Mr. Danneels holds a Ph.D. degree in engineering from the KULeuven, Belgium and a MBA degree from Boston University.

Heinrich W. Kreutzer was elected a member of the Supervisory Board in November 2006. Mr. Kreutzer is currently chairman of the Board of Directors of Micronas Semiconductor AG in Zurich, Switzerland, chairman of the Supervisory Board of Micronas Semiconductor GmbH in Freiburg, Germany and chairman of the Supervisory Board of BKtel communications GmbH, Germany. He worked at several companies, including General Telephone & Electronics in Waltham, USA, and Alcatel in Stuttgart, Germany. From 2004 to April 2006, he was Managing Director of Kabel Deutschland GmbH in Munich, Germany. From 1999 to 2003, Mr. Kreutzer was a member of the Management Board, and was the Chief Operating Officer and Chief Technology Officer of Alcatel SEL AG. Mr. Kreutzer is ‘Diplom-Ingenieur’ and ‘Diplom-Ökonom’. He studied at the Technical University of Berlin and the University of Hagen.

Jan C. Lobbezoo was elected a member of the Supervisory Board in May 2009. Mr. Lobbezoo served as Executive Vice-President and Chief Financial Officer of Royal Philips Electronics semiconductor division from 1994 until 2005. He was a member of the board of Taiwan Semiconductor Manufacturing Company (TSMC) for 12 years until 2007, and remains its advisor, specifically in the areas of US corporate governance, international reporting and financial review. He is on the board of FEI, a US-based nano-technology equipment company and on the supervisory boards of TMC Group N.V.(Chairman), Smartrac N.V., Mapper Lithography (Chairman), ALSI, Signet Solar and Point One Innovation Fund. Mr. Lobbezoo holds a master degree in Business economics from the Erasmus University Rotterdam, the Netherlands and the accountancy degree “Register Accountant”. He is also on the Board of NIVRA.

Ulrich H.R. Schumacher was elected a member of the Supervisory Board in May 2008. Dr. Schumacher currently is the CEO & President and member of the Board of Grace Semiconductor Manufacturing Corporation in Shanghai. From 2004 until September 2007, Dr. Schumacher was a partner of Francisco Partners, a private equity investment company based in the U.S. From 1986 through 1999, Dr. Schumacher served in various engineering and management roles at Siemens AG and was CEO and President of Siemens Semiconductor Group from 1996 until it was spun off in 1999 by Siemens as Infineon Technologies AG. He served as President and CEO of Infineon Technologies AG until 2004. Mr. Schumacher studied Electrical Engineering and Business Administration at the University of Aachen, Germany, and was awarded a Doctorate of Engineering.

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

J. (Han) F.M. Westendorp became a member of the Management Board in May 2006. He is Vice President Front-end Strategy since April 1, 2009. Before that he was Vice President Front-end Products since January 1, 2008. He was Chief Operating Officer Front-end operations of ASM International since February 2003 until January 1, 2008. He was appointed General Manager of ASM Europe in July 1999. Mr. Westendorp held various management positions at Tokyo Electron Massachusetts from 1991 to mid-1999, most recently as General Manager. Prior to that, he worked on developing ion implant technology at ASM International. Mr. Westendorp has a doctorate in physics and mathematics from the University of Utrecht, the Netherlands.

Robert A. Ruijter became interim Chief Financial Officer on May 15, 2009. Mr. Ruijter recently retired as CFO of The Nielsen Company, the US-based global information and media group. He is a former CFO of international businesses including VNU, the media information and publishing group, and KLM, the Dutch national airline. He holds non-executive board positions at Wavin, Unit 4 Agresso and ASMPT. Mr Ruijter is officially not a member of the Management Board, as his appointment is for a limited period only. However, he works closely with the members of the Management Board and other senior management team members.

B. Compensation.

For information regarding remuneration of members of our Management Board and Supervisory Board, see Note 28 to our Consolidated Financial Statements, which is incorporated herein by reference.

For further information regarding remuneration of members of our Management Board, see our Remuneration Policy and Remuneration Report 2008, which are posted on our website (www.asm.com). Our Remuneration Report 2009 will be posted on our website in accordance with applicable requirements under local law.

We have granted stock options to certain key employees. For information regarding such options see Note 18 to our Consolidated Financial Statements, which is incorporated herein by reference.

C. Board practices.

Under Netherlands law, Supervisory Board members have the duty to supervise and advise the Management Board members. Persons nominated by the Supervisory Board to be appointed by the shareholders to the Supervisory Board are elected if they receive a majority of the votes cast at a meeting of shareholders. Nominees to the Supervisory Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at a meeting, which affirmative votes represent more than half our issued capital. A resolution to remove a member of the Supervisory Board, other than in accordance with a proposal of the Supervisory Board, shall require the affirmative vote of a majority of the votes cast, which affirmative votes represent more than half our issued capital. A proposal to amend the Articles of Association, whereby this threshold will be set at one third of our issued capital, will be submitted for approval to the Annual General Meeting of Shareholders in May 2010. The Supervisory Board members serve a four year term and may be re-elected after each term. The Supervisory Board members may be re-elected twice.

The Management Board is entrusted with our management under the supervision of the Supervisory Board and has the general authority to enter into binding agreements with third parties. Persons nominated by the Supervisory Board to be appointed by the shareholders to the Management Board are elected if they receive a majority of the votes cast at a meeting of shareholders. Nominees to the Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at a meeting, if such affirmative votes represent more than half our issued capital. A Management Board member may at any time be suspended by the Supervisory Board. A Management Board member may, in accordance with a proposal of the Supervisory Board, be dismissed by the General Meeting of Shareholders with a majority of the votes cast. A resolution to suspend or to dismiss a member of the Management Board, other than in accordance with a proposal of the Supervisory Board, shall require the affirmative vote of a majority of the votes cast at a meeting, which affirmative votes represent more than half our issued capital. A proposal to amend the Articles of Association, whereby this threshold will be set at one third of our issued capital, will be submitted for approval to the Annual General Meeting of Shareholders in May 2010.

The Audit Committee of the Supervisory Board has a supervisory task with regard to monitoring the integrity of our financial reports and risk management. The Audit Committee consists of Mr. Lobbezoo (Chairman), Mr. Kreutzer and Mr. van Amerongen. The Audit Committee supervises the activities of the Management Board with respect but not limited to:

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

The Nomination, Selection and Remuneration committee of the Supervisory Board advises the Supervisory Board on matters relating to the selection and nomination of the members of the Management Board and Supervisory Board. The committee further monitors and evaluates the remuneration policy for the Management Board. This committee consists of Mr. van Amerongen (Chairman), Mr. Danneels and Mr. Kramer.

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

D. Employees.

As of December 31, 2009, we had 12,067 employees, including 951 employees primarily involved in research and development activities, 429 in marketing and sales, 1,012 in customer service, 596 in finance and administration, and 9,079 in manufacturing.

The following table lists the total number of our employees and the number of our employees in our front-end and back-end business at the dates indicated, exclusive of temporary workers:

Geographic Location	December 31, 2007			December 31, 2008			December 31, 2009
	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total
Europe
The Netherlands	338	10	348	341	8	349	193	8	201
EMEA	204	11	215	168	10	178	132	5	137
United States	515	10	525	455	14	469	353	11	364
Japan	294	24	318	289	23	312	206	22	228
Southeast Asia	492	9,934	10,426	414	9,992	10,406	410	10,727	11,137

Total	1,843	9,989	11,832	1,667	10,047	11,714	1,294	10,773	12,067

Our Netherlands operations, which employed 194 persons as of March 5, 2010, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good.

E. Share ownership.

Information with respect to shares and options held by members of our Supervisory Board and Management Board is included in Item 7, “Major Shareholders and Related Party Transactions” and Notes 28 and 29 to our Consolidated Financial Statements, which are incorporated herein by reference. With the exception of Chuck del Prado, as of March 5, 2010, none of the members of our Supervisory Board or Management Board owned beneficially more than 1% of our outstanding common shares.

We maintain various stock option plans for the benefit of our employees. For information about our stock option plans, see Note 18 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the ownership of our common shares as of March 5, 2010 by each beneficial owner known to us of more than 5% of our common shares:

	Number of Shares	Percent [1]
Arthur H. del Prado [2]	11,417,878	22.1

Hermes Focus Asset Management Ltd [3]	2,569,169	5.0

FMR LLC [4]	2,838,263	5.5

(1)	Calculated on the basis of 51,773,530 Common Shares outstanding as of March 5, 2010, and without regard to options.
(2)	Includes 3,039 common shares owned by Stichting Administratiekantoor ASMI, a trust controlled by Arthur H. del Prado, and 713,000 common shares beneficially owned by Chuck D. del Prado, Arthur H. del Prado’s son.
(3)

Derived from the register of notifications on substantial holdings in issuing institutions filed October 2, 2009 with the Netherlands Authority for the Financial Markets. Hermes Focus Asset Management Ltd. owned 5.29% of our common shares on January 27, 2006, 9.91% on November 1, 2006, 15.04% on

April 18, 2008 and 15.1% on May 14, 2008, based on its reports filed with the Netherlands Authority for the Financial Market.
(4)	Derived from the register of notifications on substantial holdings in issuing institutions filed February 16, 2010 with the US Securities and Exchange Commission (SEC).

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

Michael J.C. van Galen (chairman)	Retired Managing Director, Breevast N.V.

Rinze Veenenga Kingma	President Archeus Consulting B.V.

Jan Klaassen	Emeritus Professor, Vrije Universiteit Amsterdam

On May 14, 2008, Stichting exercised its right to acquire preferred shares in the Company and acquired 21,985 preferred shares representing 21,985,000 votes, which constituted 29.9% of the total voting power of our outstanding capital stock as of May 14, 2008. Stichting paid € 219,850, which constituted one-fourth of the nominal value of the preferred shares acquired, in accordance with the option agreement. This amount was paid by Stichting using an existing credit line. On May 14, 2009 the Annual Meeting of Shareholders resolved to cancel the outstanding preferred shares and to reissue an option to Stichting Continuïteit to acquire preferred shares.

The issuance of preferred shares to Stichting has since been the subject of litigation in the Enterprise Chamber of the Amsterdam court of appeal. This litigation was initiated by shareholders Hermes Focus Asset Management Ltd. and Fursa Alternative Investment Strategies LLC. In August 2009 the Enterprise Court ordered an inquiry in respect of the affairs of the Company. The Court also ruled that there are no reasons for any immediate measures and it therefore denied the appointment of a supervisory director with extensive powers as well as all other immediate measures requested by such shareholders. The inquiry will concern the period from January 1, 1996 to January 1, 1998 (inclusive) as far as it relates to the granting of the option to Stichting to subscribe for preferred shares in the Company and the period since January 1, 2006. The inquiry is currently ongoing.

Except as described above regarding Stichting, we are unaware of any arrangement which we anticipate will result in a change in control of ASM International. All shares of our common stock (including shares held by major shareholders) entitle the holder to the same voting rights. Our preferred shares entitle the holder to 1,000 votes per share.

Of our 51,773,530 outstanding common shares at March 5, 2010, 2,142,039 are registered with us in the Netherlands, 40,487,708 are registered with our transfer agent in the Netherlands, ABN AMRO Bank N.V., and 9,143,783 are registered with our transfer agent in the United States, Citibank, N.A., New York. Our common shares registered with Citibank, N.A., New York are listed on the NASDAQ Global Select Market under the symbol “ASMI.” As of March 5, 2010 there were approximately 160 record holders of our common shares registered with Citibank. The common shares registered with ABN AMRO Bank N.V., are in bearer form and are traded on Euronext Amsterdam under the symbol “ASM.”

B. Related party transactions.

For information regarding related party transactions, see Note 29 to our Consolidated Financial Statements, which is incorporated herein by reference.

C. Interest of Experts & Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

Consolidated financial statements

See Item 18, “Financial Statements.”

Legal proceedings

See Item 4.B., “Business Overview” and Note 20 to our Consolidated Financial Statements, which is incorporated herein by reference. See also Item 3.D, “Risk Factors—We are subject to various legal proceedings and claims, the outcomes of which are uncertain. If we fail to accurately evaluate the probability of loss or the amount of possible losses, an adverse outcome may materially and adversely affect our financial condition and results of operations.”

Dividend policy

In 2007, we paid an interim dividend of € 0.10 per common share. We have not paid dividends in 2008 and in any year prior to 2007. We do not expect to pay dividends on our common shares in 2010.

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

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Global Select Market and the high and low closing prices as reported on Euronext Amsterdam:

Price Range of Common Shares

	NASDAQ Closing Prices		Euronext Closing Prices
	High	Low	High	Low
Annual Information
2005	$19.15	$12.83	€14.50	€10.37
2006	21.34	13.72	16.97	10.95
2007	30.32	20.94	21.08	15.08
2008	32.66	6.60	20.96	5.00
2009	25.75	6.30	17.80	4.92

Quarterly Information
2008:
First Quarter	$24.30	$17.60	€16.56	€11.20
Second Quarter	32.66	19.12	20.96	12.14
Third Quarter	30.88	17.43	19.13	12.52
Fourth Quarter	19.47	6.60	14.01	5.00

2009:
First Quarter	$10.47	$6.30	€7.55	€4.92
Second Quarter	16.64	8.52	11.93	6.45
Third Quarter	19.38	13.88	13.49	9.80
Fourth Quarter	25.75	17.29	17.80	11.80

Monthly Information
September 2009	$19.38	$17.46	€13.49	€12.27
October 2009	21.85	17.29	14.74	11.80
November 2009	24.40	19.53	16.24	13.14
December 2009	25.75	23.34	17.80	15.37
January 2010	26.43	22.96	18.52	16.69
February 2010	24.05	20.98	17.25	15.33
March 2010 [1]	24.98	23.92	18.38	17.72

(1)	Through March 5, 2010.

B. Plan of distribution.

Not applicable.

C. Markets.

Our common shares are listed on the NASDAQ Global Select Market under the symbol “ASMI” and listed on Euronext Amsterdam under the symbol “ASM.” See item 9.A. “Offer and listing Details”.

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

C. Material contracts.

We entered into a trust deed on November 6, 2009 with Citicorp Trustee Company Limited as trustee, under which we issued € 150 million aggregate principal amount of 6.5% senior unsecured convertible bonds due 6 November 2014. The terms of the bonds issued under the trust deed are summarized in Note 16 to our consolidated financial statements, which summary is incorporated herein by reference. A copy of the trust deed is filed as Exhibit 2.3 hereto.

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

Withholding Tax

Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 15%. The expression “dividends distributed” includes, among other things:

•

direct and indirect distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital which is not recognized as such for Dutch dividend withholding tax purposes;

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

Under current Dutch law, in situations where we distribute dividends which we received ourselves (flow through dividends) from subsidiaries established in countries with which the Netherlands has concluded a tax treaty, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the Dutch Tax Authorities. That portion generally may not exceed 3% of the total dividend distributed by us during the calendar year and the two preceding calendar years. If we retain a portion of the amount withheld from the dividends paid, the portion (which is not remitted to the tax authorities) might not be creditable against your domestic income tax or corporate income tax liability. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you and advise you to check the consequences thereof with your local tax advisor.

A refund, reduction, exemption or credit of Dutch dividend withholding tax on the basis of Dutch tax law or on the basis of a tax treaty between the Netherlands and another state, will be granted only if the dividends are paid to the beneficial owner of the dividends. The Dutch Supreme Court has defined that a person is a beneficial owner if: (i) that person is the legal owner of the dividend coupons and (ii) is in the position to freely dispose of the dividends so received and (iii), not acting in the capacity of an agent or fiduciary for someone else. A receiver of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping” in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Dutch dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids Dutch dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions. This regime may also apply to the transfer of shares or the entitlement to dividend distributions as described above, if the avoidance of dividend withholding tax is not the main purpose of the transfer.

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

Generally, a nonresident holder will have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, alone or together, directly or indirectly:

•	hold shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares),

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

Foreign Tax Credit

Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 15% (see “Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders – Withholding Tax”). Subject to certain conditions and limitations set forth in the Internal Revenue Code, foreign withholding tax paid with respect to dividends on common shares generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for the amount of foreign withholding taxes, but only for a year for which the U.S. Holder elects to do so with respect to all foreign income taxes. Under current Dutch law, we may be permitted, under limited circumstances, to retain a portion of Netherlands taxes we withhold from dividends paid to our shareholders, rather than pay that portion of the withheld taxes to the taxing authorities in the Netherlands (see “Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders – Withholding Tax”). This amount generally may not exceed 3% of the total dividend distributed by us during the calendar year and the two preceding calendar years. If we retain a portion of the Netherlands withholding taxes, the retained amount in all likelihood will not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide U.S. Holders with information concerning the extent to which we retain any Netherlands taxes on dividends paid to U.S. Holders.

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

F. Dividends and paying agents.

Not Applicable.

G. Statement by experts.

Not Applicable.

H. Documents on display.

Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to this 20-F or to one of our previous SEC filings.

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

I. Subsidiary information.

See Item 4.C. “Organizational Structure”.

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

We expect that substantially all of the € 123,000 unrealized losses included in accumulated other comprehensive income as of December 31, 2009 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Hedge ineffectiveness was insignificant for the years ended December 31, 2008 and December 31, 2009.

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

To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. For the year ended December 31, 2008, we recorded a favorable movement of € 10.0 million. For the year ended December 31, 2009, we recorded a unfavorable movement of € 1.9 million. See Note 17 to our Consolidated Financial Statements, which is incorporated herein by reference.

The following table summarizes our financial instruments as of December 31, 2009 and analyzes the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market foreign currency exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the euro from their levels as of December 31 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro. The selection of 10% favorable or unfavorable change in foreign currency exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such an event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be possible that all of the foreign currency exchange rates to which we are exposed would simultaneously change by more than 10%, we find it meaningful to “stress test” our exposure under this 10% fluctuation scenario and other hypothetical adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

	Currency and notional amount		Carrying amount	Fair value	Sensitivity analysis
					Favorable change of 10%	Unfavorable change of 10%
		(in millions)			(in millions of EUR)
As of December 31, 2009:
Notes payable to banks, due within twelve months	yen	1,800.0	13.5	13.5	12.2	14.9
	SG$	2.0	1.0	1.0	0.9	1.1

Long-term debt with maturities:
due from 2009—2012	yen	2,833.5	21.3	21.3	19.2	23.4
due from 2010	euro	0.2	0.2	0.2	0.2	0.2
due from 2011	SG$	1.7	0.9	0.9	0.8	0.9

Convertible subordinated debt:
due May 15, 2010	US$	16.9	11.7	15.5	10.5	12.9
due December 6, 2011	US$	101.4	70.4	88.8	63.3	77.4
due November 6, 2014	euro	150.0	150.0	186.5	150.0	150.0

Foreign exchange contracts:
purchase of currency contracts to be settled within twelve months:	US$	0.6	0.4	0.4	0.4	0.5

sale of currency contracts to be settled within twelve months:	US$	20.9	14.5	14.5	13.1	16.0

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

The following tables analyze our sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar, Hong Kong dollar or Japanese yen against the euro as of December 31, 2009. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the U.S. dollar, Hong Kong dollar or Japanese yen against the euro.

A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in U.S. dollars, Hong Kong dollars and Japanese yen.

	2008	2009
	Impact on equity	Impact on equity
10% increase of U.S. dollar versus euro	(3,566)	(79)
10% decrease of U.S. dollar versus euro	3,566	79
10% increase of Hong Kong dollar versus euro	17,851	19,736
10% decrease of Hong Kong dollar versus euro	(17,851)	(19,736)
10% increase of Japanese yen versus euro	4,214	3,585
10% decrease of Japanese yen versus euro	(4,214)	(3,585)

A positive amount indicates a gain in net earnings.

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar, Hong Kong dollar or Japanese yen against the euro as of December 31, 2008 and December 31, 2009 would not result in a material impact on equity.

The following table analyzes our sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar and Hong Kong dollar against the euro at average exchange rates for the years 2008 and 2009. A positive amount indicates an increase in net earnings.

	2008	2009
	Impact on net earnings	Impact on Net earnings
10% increase of Japanese yen versus euro	not material	(1,212)
10% decrease of Japanese yen versus euro	not material	1,212
10% increase of U.S. dollar versus euro	451	(7,456)
10% decrease of U.S. dollar versus euro	(451)	7,456
10% increase of Hong Kong dollar versus euro	4,819	4,570
10% decrease of Hong Kong dollar versus euro	(4,819)	(4,570)

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar and the Hong Kong dollar against the euro at average exchange rates for the years 2008 and 2009 would not result in a material impact on net earnings.

Interest risk

We are exposed to interest rate risk primarily through its borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2009 the Company had convertible subordinated debt borrowings outstanding of € 11,718 (US$ 16,880) at a fixed interest rate, maturing in May 2010, € 70,383 (US$ 101,387) at a fixed interest rate, maturing in December 2011 and € 150,000 at a fixed rate, maturing in November 2014, € 22,349 in long-term debt at fixed interest rates and € 14,508 in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of the Company’s debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2008 and December 31, 2009 borrowing levels.

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

A significant percentage of our revenue is derived from a small number of large customers. Our largest customer accounted for approximately 9.1% of net sales in 2009 (2008: 13.8%; 2007: 9.6%) and the ten largest customers accounted for approximately 32.9% of net sales in 2009 (2008: 32.0%; 2007: 32.4%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which could harm our financial results. At December 31, 2009 one customer accounted for 7.8% of the outstanding balance in accounts receivable (2008: 12.3%; 2007: 7.8%).

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

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On May 14, 2008, Stichting Continuïteit ASM International (“Stichting”) exercised an option under a 1997 agreement with us and acquired 21,985 preferred shares representing 21,985,000 votes on matters to be acted on by our shareholders. All such preferred shares were cancelled in 2009 and an option was reissued to Stichting to acquire preferred shares. See the discussion of Stichting under Item 7.A., “Major Shareholders and Related Party Transactions—Major shareholders,” above.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that as of December 31, 2009 our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with applicable generally accepted accounting principles. Internal control over financial reporting includes policies and procedures for maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009. Deloitte Accountants B.V., an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on management’s assessment of ASMI’s internal control over financial reporting.

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

Item 16A. Audit Committee Financial Expert

The Supervisory Board has determined that Mr. Lobbezoo, an independent member of the Supervisory Board, qualifies as the Audit Committee Financial Expert. For Mr. Lobbezoo’s experience see Item 6 “Directors, Senior Management and Employees”.

Item 16B. Code of Ethics

Our code of ethics applies to all of our employees worldwide, as well as our Supervisory Board and Management Board. The code of ethics is designed to promote honest and ethical conduct and timely and accurate disclosure in our periodic financial reports.

For further information, see the Code of Ethics and other related policies including our Rules Concerning Insider Trading, which are posted on our website (www.asm.com).

Item 16C. Principal Accountant Fees and Services

Audit fees.

Deloitte Accountants B.V., its affiliates, and its member firms (“Deloitte”) billed us an aggregate € 2,512,596 and € 2,073,646 for the audit of our Consolidated Financial Statements for the years ended December 31, 2008 and 2009, respectively, and certain agreed upon procedures regarding our quarterly financial results. These amounts accounted for 80% and 82% of the total fees billed to us by Deloitte in 2008 and 2009, respectively.

Audit-related fees.

Deloitte billed us an aggregate of € 10,550 and € 5,150 for fees for audit related services for the years ended December 31, 2008 and 2009, respectively. These amounts accounted for 1% and 0% of the total fees billed to us by Deloitte in 2008 and 2009, respectively.

Tax fees.

Deloitte billed us an aggregate of € 533,144 and € 425,694 in 2008 and 2009, respectively, for tax services relating to tax compliance, tax planning and advice. These amounts accounted for 17% and 17% of the total fees billed to us by Deloitte in 2008 and 2009, respectively.

All other fees.

Deloitte billed us an aggregate of € 57,907 and € 36,147 in 2008 and 2009, respectively, for all other services. These amounts accounted for 2% and 1% of the total fees billed to us by Deloitte in 2008 and 2009, respectively.

Audit Committee pre-approval policies.

The Audit Committee has determined that the provision of services by Deloitte described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. All audit and permitted non-audit services provided by Deloitte during 2009 were pre-approved by the Audit Committee.

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

Tax Services. The Audit Committee may pre-approve expenditures up to a specified amount per engagement and in total for identified services related to tax matters. Additional services exceeding the specified pre-approved limits, or involving service types not included in the pre-approved list, require specific Audit Committee approval.

Other Services. In the case of specified services for which utilizing our independent registered public accounting firm creates efficiencies, minimizes disruption, or preserves confidentiality, or for which management has determined that our independent registered public accounting firm possesses unique or superior qualifications to provide such services, the Audit Committee may pre-approve expenditures up to a specified amount per engagement and in total. Additional services exceeding the specified pre-approved limits, or involving service types not included in the pre-approved list, require specific Audit Committee approval.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 14, 2009, the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

No shares were repurchased during 2009 under the authorization of May 14, 2009.

The maximum number of shares that may yet be purchased under the program takes into account treasury shares held by the Company (at December 31, 2009 there are no treasury shares held by the Company) and the maximum number of common shares which the Company can hold according to its Articles of Association. This maximum is 10% of the number of common shares issued.

Of our treasury shares, 2,552,071 shares were held in a custody account with Lehman Brothers International (Europe), which was placed into administration on September 15, 2008. These shares were cancelled in 2009 with shareholders approval at the 2009 Annual General Meeting of Shareholders.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

Because we are a Netherlands public limited liability company, with principal executive offices outside of the U.S., some of our corporate practices vary from those required by the NASDAQ Listing Rules, as follows:

(i) Listing Rule 5620(c): Quorum

Pursuant to Dutch corporate law (section 2:120 sub 2 Dutch Civil Code) the validity of a resolution by the general meeting of shareholders does not depend on the proportion of the capital or shareholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company otherwise provide. It is the generally accepted business practice for Dutch companies not to provide for a quorum requirement in their articles, and there is no contrary requirement in the Dutch securities laws or under the rules of Euronext Amsterdam. Accordingly, our Articles of Association provide that a resolution of the general or any extraordinary meeting of shareholders will be adopted upon the favorable vote of a majority of the votes cast at the meeting. With the exception as outlined below, our Articles of Association do not provide for a quorum other than for resolutions in relation to the limitation of pre-emptive rights of existing shareholders and the cancellation of outstanding shares, which quorum requirements correspond with mandatory Dutch law. Furthermore, our Articles of Association provide that in the case of a shareholder appointment of persons to, or dismissal of persons from, our Supervisory Board and Management Board not proposed by our Supervisory Board, such resolution requires the affirmative vote of a majority of the votes cast at an annual or extraordinary shareholders meeting, which affirmative votes represent more than half our issued capital. To this extent, our practice varies from the requirement of Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

(ii) Listing Rule 5620(b): Proxies

The solicitation of proxies and the distribution of proxy statements for meetings of shareholders are not required under Dutch law or by the rules of Euronext Amsterdam. It is still business practice for Dutch companies not to solicit proxies or distribute proxy statements in respect of European shareholders. In part this is because a substantial portion of shares held by these shareholders are held in bearer form. This is the case for our common shares traded on Euronext Amsterdam and, accordingly, it is impractical to solicit proxies as to these shares. As a result, our practice in respect of the holders of shares other than our common shares listed on the NASDAQ Global Select Market varies from that required by Listing Rule 5620(b), which provides that issuers shall solicit proxies and provide proxy statements for all meetings of shareholders.

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

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

See pages F-1 through F-47, which are incorporated herein by reference.

Item 19. Exhibits (*)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English Informal Translation of ASM International N.V.’s Articles of Association, as amended	Exhibit 1.1 to the Registrant’s Form 20-F filed on March 16, 2007

2.1	Indenture Agreement dated May 6, 2003 between ASM International N.V. and Citibank N.A.	Exhibit 4.18 to the Registrant’s Form F-3 filed on July 25, 2003

2.2	Indenture Agreement dated December 6, 2004 for the 4.25 % Convertible Subordinated Notes.	Exhibit 99.1 to the Registrant’s Form 6-K filed on December 9, 2004

2.3	Trust Deed dated November 6, 2009 for the 6.5 % Senior Unsecured Convertible Bonds		X

4.1	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002

4.2	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.3	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990	Exhibit 4.14 to the Registrant’s Form 20-F filed on April 17, 2003

4.4	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 12, 1999	Exhibit 4.15 to the Registrant’s Form 20-F filed on April 17, 2003

4.5	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited	Exhibit 4.16 to the Registrant’s Form 20-F filed on April 17, 2003

4.6	Overview of Remuneration of Members of the Management Board, appointed May 18, 2006	Exhibit 4.23 to the Registrant’s Form 20-F filed on March 16, 2007

4.7	Overview of Remuneration of Mr. W.K. Lee, appointed Member of the Management Board effective January 1, 2007	Exhibit 4.24 to the Registrant’s Form 20-F filed on March 16, 2007

4.8	Form of Supervisory Board Member Indemnification Agreement	Exhibit 10.1 to the Registrant’s Form 20-F filed on March 16, 2007

4.9	Form of Management Board Member Indemnification Agreement	Exhibit 10.2 to the Registrant’s Form 20-F filed on March 16, 2007

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:

4.10	Amended and Restated Settlement Agreement dated as of December 16, 1998 by and among ASM International N.V., ASM America, Inc. and Applied Materials, Inc. **	Exhibit 10.3 to the Registrant’s Form 20-F filed on March 16, 2007

4.11	Summary of the material elements of employment contract with Mr. C.D. del Prado (effective as of March 1, 2008)	Exhibit 99.9 to the Registrant’s Form 6-K filed on May 20, 2008

8.1	Subsidiaries		X

12.1	Certification of CEO pursuant to Rule 13a-14(a)		X

12.2	Certification of CFO pursuant to Rule 13a-14(a)		X

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X

15.1	Consent of Independent Registered Public Accounting Firm		X

*	Pursuant to Instruction 2(b)(ii), the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.
**	Redacted version, originally filed as an exhibit to Registrant’s Form 6-K filed February 11, 1999. Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL N.V.

Date: March 26, 2010	/s/ CHARLES D. DEL PRADO
Charles D. del Prado
Chief Executive Officer

S-1

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of

ASM International N.V.

Almere, the Netherlands

We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, total equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ASM International NV and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for Non-controlling Interests in Consolidated Financial Statements to conform to ASC 810 “Non-controlling Interests in Consolidated Financial Statements” and, retrospectively, adjusted the 2008 and 2007 financial statements for the change. As discussed in Note 1 to the financial statements, the Company changed its method of accounting for Determining Whether an Instrument for an Embedded Feature Is Indexed to an Entity’s Own Stock in 2009.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Accountants B.V.

Amsterdam, the Netherlands,

March 26, 2010

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of

ASM International N.V.

Almere, the Netherlands

We have audited the internal control over financial reporting of ASM International NV and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 26, 2010 expressed an unqualified opinion on those financial statements and included an explanatory paragraph related to the adoption of ASC 810 “Non-controlling Interests in Consolidated Financial Statements” and ASC 815 “Determining Whether an Instrument for an Embedded Feature Is Indexed to an Entity’s Own Stock”.

Deloitte Accountants B.V.

Amsterdam, the Netherlands,

March 26, 2010

Consolidated Balance Sheets

		December 31,
(EUR thousands except share data)	Note	2008	2009
Assets
Cash and cash equivalents	3	157,277	293,902
Accounts receivable (less allowance for doubtful accounts of € 7,300 and € 8,968)	4	172,603	165,754
Inventories, net	5	197,700	150,645
Income taxes receivable		108	43
Deferred tax assets	24	4,685	6,893
Other current assets		27,323	31,129

Total current assets		559,696	648,367

Debt issuance costs	16	1,353	6,978
Deferred tax assets	24	2,285	8,545
Other intangible assets, net	6	7,918	8,936
Goodwill, net	7	47,989	47,223
Evaluation tools at customers	10	—	11,282
Investments	11	—	50
Property, plant and equipment, net	8	148,557	114,811
Assets held for sale	9	—	5,508

Total assets		767,798	851,700

Liabilities and Shareholders’ Equity
Notes payable to banks	12	16,858	17,008
Accounts payable		69,718	93,117
Provision for warranty	13	9,913	5,650
Accrued expenses and other	14	57,451	78,061
Income taxes payable		26,964	17,658
Current portion convertible subordinated debt	16	—	11,542
Current portion of long-term debt	15	6,763	5,795

Total current liabilities		187,667	228,832

Pension liabilities	18	6,490	5,556
Deferred tax liabilities	24	539	314
Long-term debt	15	23,268	16,554
Convertible subordinated debt	16	106,793	192,350
Conversion option	16	—	22,181

Total liabilities		324,757	465,787

Commitments and contingencies	19,20

Common shares:
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 54,275,131 and 51,745,140 shares		2,171	2,070
Financing preferred shares:
Authorized 8,000 shares, par value € 40, non issued		—	—
Preferred shares:
Authorized 118,000 shares, par value € 40, issued and outstanding 21,985 and 0 shares		220	—
Capital in excess of par value		324,707	287,768
Treasury shares at cost		(37,215)	—
Retained earnings		92,111	16,145
Accumulated other comprehensive loss		(64,092)	(64,754)

Total shareholders’ equity	17	317,902	241,229
Non-controlling interest		125,139	144,684

Total equity		443,041	385,913

Total liabilities and shareholders’ equity		767,798	851,700

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		Year ended December 31,
(EUR thousands, except per share data)	Note	2007	2008	2009
Net sales	25	955,239	747,362	590,739
Cost of sales		(594,163)	(477,100)	(409,224)

Gross profit	25	361,076	270,262	181,515
Operating expenses:
Selling, general and administrative		(129,676)	(126,591)	(107,777)
Research and development, net	22	(83,468)	(75,011)	(62,806)
Amortization of other intangible assets	6	(553)	(475)	(401)
Impairment of goodwill	7	—	(1,395)	—
Restructuring expenses	23	—	(7,068)	(35,687)

Total operating expenses		(213,697)	(210,540)	(206,671)

Earnings (loss) from operations	25	147,379	59,722	(25,156)
Interest income		6,113	4,047	1,018
Interest expense		(9,866)	(7,745)	(8,556)
Gain (loss) resulting from early extinguishment of debt	16	(10,049)	7,956	(1,759)
Accretion interest expense convertible notes	16	—	—	(4,286)
Revaluation conversion option	16	—	—	(24,364)
Foreign currency exchange gains (losses), net		(1,020)	785	(1,384)

Earnings (loss) before income taxes		132,557	64,765	(64,487)
Income tax expense	24	(19,245)	(12,144)	(3,786)

Earnings (loss) before dilution on investment in subsidiary		113,312	52,621	(68,273)
Gain on dilution of investment in subsidiary	18	3,010	4,088	956

Net earnings (loss)		116,322	56,709	(67,317)

Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net earnings (loss)
Shareholders of the parent		60,977	18,411	(106,561)
Non-controlling interest		55,345	38,298	39,244
Net earnings (loss) per share:	27
Basic net earnings (loss) from continuing operations		1.13	0.35	(2.06)
Diluted net earnings (loss) from continuing operations		1.07	0.35	(2.06)

Weighted average number of shares used in computing per share amounts (in thousands):
Basic		53,968	52,259	51,627
Diluted		65,076	52,389	51,627

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31,
(EUR thousands)	Note	2007	2008	2009
Net earnings (loss)		116,322	56,709	(67,317)
Other comprehensive income (loss):
Foreign currency translation effect		(24,658)	14,681	(4,939)
Unrealized gains (losses) on derivative instruments, net of tax		270	(99)	(170)
Reclassification transition obligation into retained earnings		—	—	877
Amortization unrecognized actuarial results		—	—	26
Result on curtailment and settlement unrecognized pension obligations		—	—	852
Actuarial loss		—	(936)	(370)
Amortization of transition obligation related to pensions (ASC 715)		22	67	—

Total other comprehensive income (loss)	17	(24,366)	13,713	(3,724)

Comprehensive income (loss)		91,956	70,422	(71,041)
Allocation of comprehensive income (loss):
Common shareholders		49,246	27,228	(107,228)
Preferent shareholders		—	10	5
Non-controlling interest	17	42,710	43,184	36,182

See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

				EUR
(thousands, except for share data)	Note	Number of common shares	Number of preferred shares	Common shares	Preferred shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehens- ive income (loss)	Total share- holders’ equity	Non- controlling interest	Total equity
Balance January 1, 2007		53,828,745	—	2,153		316,745	—	18,748	(61,188)	276,458	114,916	391,374
Issuance of common shares:
For stock options	18	176,469	—	7		2,319	—	—	—	2,326	—	2,326
Compensation expense stock options	18	—	—	—		1,718	—	—	—	1,718	—	1,718
Purchase of common shares	17	—	—	—		—	(8,162)	—	—	(8,162)	—	(8,162)
Exercise of stock options out of treasury shares	17	—	—	—		(1,125)	4,177	(363)	—	2,689	—	2,689
Dividend		—	—	—		—	—	(5,397)	—	(5,397)	—	(5,397)
Net earnings to common shareholders		—	—	—		—	—	60,977	—	60,977	55,345	116,322
Other comprehensive loss	17	—	—	—		—	—	—	(11,731)	(11,731)	(12,635)	(24,366)
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	—	—	(42,900)	(42,900)
Dilution		—	—	—	—	—	—	—	—	—	4,150	4,150
Financial restructuring		—	—	—	—	—	—	—	—	—	1,748	1,748

Balance December 31, 2007		54,005,214	—	2,160	—	319,657	(3,985)	73,965	(72,919)	318,878	120,624	439,502
Compensation expense stock options	18	—	—	—	—	2,024	—	—	—	2,024	—	2,024
Purchase of common shares	17	—	—	—	—	—	(36,453)	—	—	(36,453)	—	(36,453)
Issuance of preferred shares	17	—	21,985	—	220	—	—	—	—	220	—	220
Conversion of debt into common shares	16	269,917	—	11	—	3,582	—		—	3,593	—	3,593
Conversion of debt into common shares out of treasury shares	16, 17	—	—	—	—	—	1,373	—	—	1,373	—	1,373
Exercise of stock options out of treasury shares	16, 17	—	—	—	—	(556)	1,850	(255)	—	1,039	—	1,039
Net earnings to common shareholders		—	—	—	—	—	—	18,401	—	18,401	38,298	56,699
Other comprehensive income	17	—	—	—	—	—	—	—	8,827	8,827	4,886	13,713
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	—	—	(43,398)	(43,398)
Dilution		—	—	—	—	—	—	—	—	—	4,729	4,729

Balance December 31, 2008		54,275,131	21,985	2,171	220	324,707	(37,215)	92,111	(64,092)	317,902	125,139	443,041
Compensation expense stock options		—	—	—	—	2,127	—	—	—	2,127	—	2,127
Withdrawal of common shares	17	(2,553,000)	—	(102)	—	(35,529)	35,631	—	—	—	—	—
Dividend tax paid on withdrawal of common shares		—	—	—	—	(3,399)	—	—	—	(3,399)	—	(3,399)
Withdrawal of preferred shares	17	—	(21,985)	—	(220)	—	—	—	—	(220)	—	(220)
Exercise of stock options out of treasury shares		—	—	—	—	(323)	1,584	(25)	—	1,236	—	1,236
Exercise stock options by issue of common shares	17	23,009	—	1	—	185	—	—	—	186	—	186
Reclassification transition obligation related to pensions (ASC 715)		—	—	—	—	—	—	(877)	—	—	—	(877)
Impact of initial adoption of ASC 815 regarding the accounting for the convertible notes	16	—	—	—	—	—	—	7,902	—	7,902	—	7,902
Recognition conversion option subsequent to issuance of convertible notes	16	—	—	—	—	—	—	23,601	—	23,601	—	23,601
Net earnings to common shareholders		—	—	—	—	—	—	(106,566)	—	(106,566)	39,244	(67,323)
Other comprehensive income	17	—	—	—	—	—	—	—	(662)	(662)	(3,062)	(3,724)
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	—	—	(19,099)	(19,099)
Dilution		—	—	—	—	—	—	—	—	—	2,462	2,462

Balance December 31, 2009		51,745,140	—	2,070	—	287,768	—	16,145	(64,754)	241,229	144,684	385,913

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Note	Year ended December 31,
(EURO thousands)		2007	2008	2009
Cash flows from operating activities:
Net earnings (loss)		116,322	56,709	(67,317)
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	8	33,250	33,176	32,054
Amortization of other intangible assets	6	1,391	1,484	2,335
Impairment of property, plant and equipment	8	(788)	7,068	4,628
Impairment of goodwill	7	—	1,395	—
Amortization of debt issuance costs	16	825	742	902
Accruals for restructuring expenses and onerous contracts		—	—	26,657
Compensation expense employee share incentive scheme ASMPT	18	7,685	7,524	3,685
Compensation expense employee stock option plan	18	1,718	2,024	2,127
Accretion interest convertible bonds	16	—	—	4,286
Change in fair value conversion option	16	—	—	24,364
Deferred income taxes		(913)	(514)	(9,081)
(Gain) loss resulting from early extinguishment of debt	16	10,049	(7,956)	1,759
Gain on dilution of investment in subsidiary	18	(3,010)	(4,088)	(956)
Increase (decrease) in allowance for doubtful receivables	4	(260)	1,927	1,667
Changes in assets and liabilities:
Accounts receivable		(47,599)	73,159	1,338
Inventories		(26,613)	23,980	32,076
Other current assets		(5,184)	1,699	(5,449)
Accounts payable and accrued expenses		9,872	(54,471)	23,171
Advance payments from customers		3,044	(4,339)	11,052
Deferred revenue		(741)	(7,680)	(1,674)
Payments from provision restructuring expenses		—	—	(16,105)
Pension liabilities		775	743	(280)
Income taxes		5,781	4,820	(8,586)

Net cash provided by operating activities		105,605	137,402	62,652
Cash flows from investing activities:
Capital expenditures	8	(47,206)	(31,450)	(12,718)
Purchase of intangible assets	6	(695)	(5,362)	(3,294)
Acquisition of business	7	(281)	(176)	(50)
Proceeds from sale of business	7	—	410	—
Proceeds from sale of property, plant and equipment	8	3,652	3,569	570

Net cash used in investing activities		(44,530)	(33,009)	(15,493)
Cash flows from financing activities:
Notes payable to banks, net		(2,013)	(5,172)	966
Debt issuance costs for stand-by facility paid		—	—	(1,075)
Net-proceeds from long-term debt and subordinated debt		14,496	7,980	144,516
Repayments of long-term debt and subordinated debt		(42,344)	(45,754)	(32,246)
Purchase of treasury shares	17	(8,162)	(36,453)	—
Proceeds from issuance of common shares and exercise of stock options		5,015	1,039	1,447
Dividend tax paid on withdrawal of common shares		—	—	(3,399)
Proceeds from issuance of preferred shares	17	—	220	(220)
Dividends to minority shareholders ASMPT		(42,900)	(43,398)	(19,099)
Dividend to shareholders ASMI		(5,397)	—	—

Net cash provided by / (used in) financing activities		(81,305)	(121,538)	90,890
Foreign currency translation effect		(5,719)	6,499	(1,427)

Net (decrease) increase in cash and cash equivalents		(25,949)	(10,646)	136,623
Cash and cash equivalents at beginning of year	3	193,872	167,923	157,277

Cash and cash equivalents at end of year	3	167,923	157,277	293,902

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest		3,890	3,843	5,918
Income taxes		14,329	8,438	21,144

Non cash investing and financing activities:
Subordinated debt converted	16	—	4,966	—
Subordinated debt converted into number of shares	16	—	372,946	—

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Amounts in euro thousands, except per share data and unless otherwise stated. All amounts in these financial statements are rounded to the nearest thousand Euro; therefore amounts may not equal (sub) totals due to rounding.

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

As per 1 January 2009, ASMI applies ASC 815 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

All our convertible bonds due 2010, 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and 2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at market value. The conversion option is measured at market value through the income statement, for 2009 this revaluation at fair value resulted in a loss of € 24.4 million. For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares in which they can be converted to are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2009 this accretion interest was € 4.3 million.

As per January 1, 2009, ASMI applies ASC 810 “Non-controlling Interests in Consolidated Financial Statements”. This Statement changes the reporting format of both the consolidated income statement, the consolidated statement of comprehensive income and the segment information. It requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest (“minority interest”). It also requires disclosure, on the face of the consolidated statement of income and the consolidated statement of comprehensive income, of the amounts of consolidated net income and consolidated comprehensive income attributable to the parent and to the non-controlling interest. Previously, net income attributable to the non-controlling interest generally was reported as an expense in arriving at consolidated net income.

Principles of Consolidation—The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries (“the Company”), where ASMI holds a controlling interest. The non-controlling interest is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

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

The Company’s front-end segment uses forward exchange contracts to hedge its foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which the Company has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) net of taxes in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. The Company records all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses and other.

Substantially all amounts included in accumulated other comprehensive loss at December 31, 2009 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations.

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

Property, Plant and Equipment—Property, plant and equipment are carried at cost, less accumulated depreciation and impairment losses. Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the lesser of the estimated useful life of the leasehold improvement or the term of the underlying lease.

Evaluation tools at customers—Evaluation tools at customers (“evaluation tools”) are systems generally delivered to customers under evaluation or a conditional purchase order and include substantial customization by ASM engineers and ASM-R&D staff in the field. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as Cost of sales. Until December 31, 2008 evaluation tools were reported under inventories. As per January 1, 2009 based on their useful life, these evaluation tools are reported separately on the face of the consolidated balance sheet as non-current assets.

Goodwill and Other Intangible Assets—Business combinations are accounted for under the purchase accounting method. As from January 1, 2002, goodwill and other intangible assets with indefinite lives are no longer amortized. Instead, the Company tests its recorded goodwill and other intangible assets with indefinite lives for impairment each year on December 31 or if events or changes in circumstances indicate that the carrying amount exceeds the fair value of the goodwill and other intangible assets with indefinite lives. Other intangible assets with finite lives are amortized over the estimated useful lives using the straight-line method. Goodwill is allocated to reporting units for purpose of impairment testing. and tested for impairment based on the two step approach. First the recoverability is tested by comparing the carrying amount of the goodwill with the fair value being the sum of the discounted future cash flows. If the carrying amount of the goodwill at reporting unit level is higher than the fair value of the goodwill, the second step should be performed. The goodwill impairment is measured as the excess of the carrying amount of the goodwill over its fair value.

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

Revenue Recognition—The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. The Company’s revenue includes revenue from contractual arrangements consisting of multiple deliverables, such as equipment and installation. The revenue from the undelivered element of the arrangement is deferred at fair value until delivery of the element.

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

Cost of Sales—Cost of sales includes direct costs such as materials, labor and related overhead. Cost of sales also includes cost of warranty, third party commission, depreciation expenses of evaluation tools at customers and royalty payments and costs relating to prototype and experimental products, which the Company may subsequently sell to customers. Costs of warranty include the cost of labor, material and related overhead necessary to repair a product during the warranty period. The warranty period is usually one to two years. The Company accrues for the estimated cost of the warranty on its products shipped in a provision for warranty, upon recognition of the sale of the product. The costs are estimated based on actual historical expenses incurred and on estimated future expenses related to current sales, and are updated periodically. Actual warranty costs are charged against the provision for warranty.

Restructuring expenses—Restructuring expenses are recognized for exit or disposal activities when the liability arising from restructuring plans is incurred. In 2008 and 2009 restructuring expenses incurred, reference is made to note 23.

Distinction is made in one-time employee termination expenses, contract termination expenses and other associated expenses. For the accounting on the distinguished elements of restructuring expenses we apply to the policy as mentioned below. The expenses have been charged to “restructuring expenses”.

One-time termination expenses represent the payments provided to employees that have become redundant and are terminated under the terms and conditions of a restructuring plan. A restructuring plan exists at the date the plan meets all of the following criteria and has been communicated to employees:

•	Management commits to the plan.

•	The plan identifies the number of employees that become redundant and the expected completion date.

•	The plan sets out the terms and conditions of the arrangement in sufficient detail to enable employees to determine the type and amount of benefits they will receive.

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The timing of the recognition and measurement of a liability for one-time termination expenses depends on whether employees will be retained to render service beyond a minimum retention period.

Contract termination expenses are related to the termination of an operating lease or another contract. These expenses are distinguished in:

•

Expenses related to the termination of the contract before the end of its term. These expenses are recognized when the contract is terminated .The liability is measured at its fair value in accordance with the contract terms.

•

Expenses related to contracts that will last for its remaining term without economic benefit to the entity. This is the case when a lease contract for premises is not terminated while the premises are not (completely) in use anymore. The liability is accrued for at the cease-use date, the date the company determined that it would no longer occupy the premises, which is conveyed to it under the contractual operating lease. The liability is measured at its fair value in accordance with the contract terms.

Other costs related to restructuring include costs to consolidate or close facilities and relocate employees. A liability for other expenses related to a restructuring such as transition costs is recognized and measured in the period in which the liability is incurred. The costs incurred are directly related to the restructuring activity. The definition of exit costs excludes expected future operating losses.

Research and Development Expenses—Research and development costs are expensed as incurred. Costs, which relate to prototype and experimental models and are sold to customers, are charged to cost of sales. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when such project costs occur. The research and development expenses are presented net of the development credits. Technical development credits received from the government of the Netherlands, to offset the costs of certain research and development projects, are contingently repayable to the extent sales of products developed in such projects occur within the agreed upon period. Such repayments are calculated as a percentage of sales and are charged to cost of sales. No such repayments are required if such sales do not occur within the agreed upon period. Reference is made to Note 22.

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

On January 1, 2007 the Company adopted Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“ASC 740”). ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard ASC 740, “Accounting for Income Taxes”. ASC 740 prescribes a two step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

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

Actuarial gains and losses are recognized in income, spread over the average remaining service lives of employees, using the corridor approach. In accordance with ASC 715, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans the Company recognizes in its Consolidated Balance Sheet an asset or a liability for the plan’s overfunded status or underfunded status respectively. Reference is made to Note 18.

Stock-Based Compensation—On January 1, 2006 ASMI adopted ASC 715 “Share-Based Payment” (“ASC 715”), using the modified prospective transition method. ASC 715 requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. The cost is recognized in the Consolidated Statement of Operations over the requisite service period. The cost relating to employee stock options is measured at fair value on the grant date, by using the Black-Scholes option pricing model. For the recognition of the expenses, vesting is assumed at 100%. For further information on ASMI’s employee stock option plans reference is made to Note 18.

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

New Accounting Pronouncements

In June 2009, the FASB issued ASC 105 “Generally Accepted Accounting Principles”. ASC 105 establishes the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents will be superseded. The Codification is effective for the Company on 2009, and accordingly, its Annual Report on Form 20-F for the year ending December 31, 2009 and all subsequent public filings will reference the Codification as the sole source of authoritative literature. The adoption of ASC 105 did not have any impact on our consolidated financial statements, but resulted in the update of all references to accounting guidance in this Form 20-F to refer to the new Codification.

In May 2009, the FASB issued ASC 855, “Subsequent Events”. This ASC provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The ASC also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. ASC 855 is effective for interim and annual periods ending after June 15, 2009, and accordingly, the Company adopted this standard in 2009. The implementation of this standard did not have any impact on the financial statements of the Company.

In 2009 the Company has adopted ASC 820, “Fair Value Measurements”. The ASC defines fair value, provides guidance on how to measure assets and liabilities using fair value and expands disclosures about fair value measurements. The adoption of ASC 820 did not have any impact on the Company’s consolidated financial statements but resulted in additional disclosure in those financial statements.

In April 2009, the FASB issued ASC 820-10-65-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This ASC provides guidance for making fair value measurements more consistent with the principles presented in ASC 820, “Fair Value Measurements”. This ASC relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The ASC is effective for financial statements issued for fiscal years and interim periods beginning after June 15, 2009 and should be applied prospectively. We are currently assessing the impact that this ASC may have on our consolidated financial statements.

In June 2009, the FASB issued ASC 810 (Statement 167, “Amendments to FASB Interpretation No. 46(R)”). This ASC changes the way in which a company determines whether or not an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and its ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This ASC is effective for fiscal years and interim periods beginning after November 15, 2009. The Company is currently assessing the impact that this ASC may have on the its consolidated financial statements.

In September 2009, the EITF reached final consensus on ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”. ASU 2009-13 amends the current guidance on arrangements with multiple deliverables (ASC 605-25) to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account (i.e. separate elements of the sales agreement), (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. The final consensus is effective for financial years beginning after June 15, 2010. We are currently assessing the impact that ASU 2009-13 may have on our consolidated financial statements.

In September 2009, the EITF reached final consensus on ASU 2009-14, Certain Revenue Arrangements that include Software elements. ASU 2009-14 amends the scoping guidance for software arrangements (ASC 985-605) to exclude tangible products that contain software elements and non-software elements that function together to interdependently deliver the product’s essential functionality. ASU 2009-14 also provides considerations and examples for entities applying this guidance. This issue will be effective prospectively for new or materially modified agreements entered into in financial years beginning on or after June 15, 2010. We are currently assessing the impact that ASU 2009-14 may have on our consolidated financial statements.

NOTE 2 List of Significant Subsidiaries

Name	Location	% Ownership December 31,
		2008	2009
ASM Europe B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM United Kingdom Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM Germany Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM Pacific Holding B.V. [3]	Almere, the Netherlands	100.00%	100.00%
Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Willemstad, Curacao, Netherlands Antilles	100.00%	100.00%
ASM France S.A.R.L.	Montpellier, France	100.00%	100.00%
ASM Belgium N.V.	Leuven, Belgium	100.00%	100.00%
ASM Italia S.r.l.	Agrate, Italy	100.00%	100.00%
ASM Microchemistry Oy	Helsinki, Finland	100.00%	100.00%
ASM Services and Support Ireland Ltd.	Dublin, Ireland	100.00%	100.00%
ASM Services and Support Israel Ltd	Tel Aviv, Israel	100.00%	100.00%
ASM America, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Japan K.K.	Tokyo, Japan	100.00%	100.00%
ASM Wafer Process Equipment Ltd.	Quarry Bay, Hong Kong, People’s Republic of China	100.00%	100.00%
ASM China Ltd.	Shanghai, People’s Republic of China	100.00%	100.00%
ASM Wafer Process Equipment Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM Far East Marketing Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Sales & Services Taiwan Co., Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Manufacturing Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM NuTool, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Genitech Korea Ltd.	Cheonan, South Korea	100.00%	100.00%
ASM Pacific Technology Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	52.87%	52.59%
ASM Assembly Automation Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	52.87%	52.59%
ASM Assembly Materials Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	52.87%	52.59%
ASM Technology Singapore Pte Ltd. [2]	Singapore	52.87%	52.59%
ASM Technology (M) Sdn. Bhd. [2]	Johor Bahru, Malaysia	52.87%	52.59%
ASM Semiconductor Materials (Shenzhen) Co. Ltd. [2]	Shenzhen, People’s Republic of China	52.87%	52.59%
ASM Pacific Investments Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	52.87%	52.59%
Edgeward Development Ltd. [2]	Guernsey, Channel Islands	52.87%	52.59%
Edgeward USA L.L.C. [2]	Wilmington, Delaware, United States	52.87%	52.59%
Shenzhen ASM Micro Electronic Technology Co. Ltd. [2]	Shenzhen, People’s Republic of China	52.87%	52.59%

(1)	For these subsidiaries ASM International N.V. has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.
(2)	100% subsidiaries of ASM Pacific Technology Ltd.
(3)	Established in 2008, ASM Pacific Holding B.V. is holding 52.59% of the shares in ASM Pacific Technology Ltd.

The accounts of the above mentioned entities and of certain insignificant subsidiaries not mentioned above have been consolidated in the Consolidated Financial Statements.

NOTE 3 Cash and Cash Equivalents

At December 31, 2009, cash and cash equivalents of the Company’s subsidiaries ASMPT and ASM Japan amounted to € 112,221 and € 29,753 respectively, which are restricted to be used only in the operations of ASMPT and ASM Japan respectively.

NOTE 4 Accounts receivable

The carrying amount of accounts receivable is as follows:

	Current	Overdue < 30 days	Overdue 31 – 60 days	Overdue 61 – 120 days	Overdue > 120 days	Total
December 31, 2008	138,430	15,982	8,236	8,468	1,487	172,603
December 31, 2009	127,409	19,712	11,195	4,627	2,811	165,754

The changes in the allowance for doubtful accounts receivable are as follows:

Balance January 1, 2007	(5,926)
Charged to selling, general and administrative expenses	(137)
Utilization	397
Foreign currency translation effect	591

Balance December 31, 2007	(5,075)
Charged to selling, general and administrative expenses	(2,859)
Utilization	932
Foreign currency translation effect	(298)

Balance December 31, 2008	(7,300)
Charged to selling, general and administrative expenses	(2,812)
Utilization	1,145
Foreign currency translation effect	(1)

Balance December 31, 2009	(8,968)

NOTE 5 Inventories

Inventories consist of the following:

	December 31,
	2008	2009
Components and raw materials	97,824	92,352
Work in process	82,341	64,516
Finished goods	50,150	40,716

Total inventories, gross	230,315	197,584
Allowance for obsolescence	(32,615)	(46,939)

Total inventories, net	197,700	150,645

The changes in the allowance for obsolescence are as follows:

Balance January 1, 2007	(28,062)
Charged to cost of sales	(6,268)
Utilization	4,320
Foreign currency translation effect	2,517

Balance December 31, 2007	(27,493)
Charged to cost of sales	(11,711)
Utilization	8,299
Foreign currency translation effect	(1,710)

Balance December 31, 2008	(32,615)
Charged to cost of sales	(27,236)
Utilization	11,818
Foreign currency translation effect	1,094

Balance December 31, 2009	(46,939)

During 2009 EUR 27,236 was charged to cost of sales as a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations in 2009.

NOTE 6 Other Intangible Assets

Other intangible assets include purchased technology from third parties and software developed or purchased for internal use. The changes in the amount of other intangible assets are as follows:

	Software	Purchased technology and other intangible assets	Total
At cost:
Balance January 1, 2008	4,740	3,316	8,056
Additions	5,362	—	5,362
Sale of NanoPhotonics AG	(146)	—	(146)
Foreign currency translation effect	155	(562)	(407)

Balance December 31, 2008	10,111	2,754	12,865
Additions	3,294	—	3,294
Foreign currency translation effect	(81)	166	85

Balance December 31, 2009	13,324	2,920	16,244

Accumulated amortization:
Balance January 1, 2008	2,056	1,749	3,805
Amortization for the year	1,009	475	1,484
Sale of NanoPhotonics AG	(138)	—	(138)
Foreign currency translation effect	115	(319)	(204)

Balance December 31, 2008	3,042	1,905	4,947
Amortization for the year	1,934	401	2,335
Foreign currency translation effect	(89)	114	25

Balance December 31, 2009	4,887	2,420	7,307

Other intangible assets, net:
December 31, 2008	7,069	849	7,918
December 31, 2009	8,437	500	8,936

Other intangible assets are amortized over useful lives of 3 to 7 years. Estimated amortization expenses relating to other intangible assets are as follows:

2010	2,653
2011	2,239
2012	1,849
2013	1,522
2014	673
2015	—

8,936

NOTE 7 Goodwill

The changes in the carrying amount of goodwill are as follows:

	Front-end	Back-end	Total
Balance January 1, 2008	13,546	36,075	49,621
Addition:
ASM Genitech Korea Ltd	176	—	176
Impairment charge:
NanoPhotonics AG	(1,395)	—	(1,395)
Deductions:
Sale of NanoPhotonics AG	(334)	—	(334)
Foreign currency translation effect	(2,148)	2,069	(79)

Balance December 31, 2008	9,845	38,144	47,989
Foreign currency translation effect	550	(1,316)	(766)

Balance December 31, 2009	10,395	36,828	47,223

The allocation of the carrying amount of goodwill is as follows:

	December 31,
	2008	2009
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
NanoPhotonics AG	—	—
ASM Genitech Korea Ltd	6,285	6,835

Back-end segment:
ASM Pacific Technology Ltd	38,144	36,828

Total	47,989	47,223

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

We perform an annual impairment test at December 31 of each year or if events or changes in circumstances indicate that the carrying amount of goodwill exceeds its fair value. Our front-end impairment test and the determination of the fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. Our back-end impairment test is based on the market value of the listed shares of ASMPT.

The material assumptions used for the fair value calculation of the reporting unit are:

•	A pre-tax WACC of 13%.

•	For Front- end external market segment data, historical data and strategic plans to estimate cash flow growth per product line have been used

•

Cash flow calculations are limited to five years of cash flow; after these five years perpetuity growth rates are set based on market maturity of the products. For maturing product the perpetuity growth rates used are 1% or less and for enabling technology products the rate used is 3% or less.

•	For Back-end the market value of the listed shares of ASMPT on the Hong Kong Stock exchange has been used in our analysis.

These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Based on this analysis management believes that as per December 31, 2009 the fair value of the reporting units exceeded the carrying value.

NOTE 8 Property, Plant and Equipment

The changes in the amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost:
Balance January 1, 2008	102,965	281,764	384,729
Capital expenditures	6,406	25,044	31,450
Reclassification	766	(766)	—
Impairment charges	(7,068)	—	(7,068)
Sale of NanoPhotonics AG	—	(1,043)	(1,043)
Retirements and sales	(6,838)	(4,535)	(11,373)
Foreign currency translation effect	8,629	27,319	35,948

Balance December 31, 2008	104,860	327,783	432,643
Capital expenditures	1,849	10,869	12,718
Reclassification as held for sale	(6,634)	—	(6,634)
Impairment charges	(132)	(4,496)	(4,628)
Retirements and sales	(217)	(6,240)	(6,457)
Foreign currency translation effect	(3,251)	(10,981)	(14,232)

Balance December 31, 2009	96,475	316,935	413,410

Accumulated depreciation:
Balance January 1, 2008	51,705	183,382	235,087
Depreciation for the year	7,332	25,844	33,176
Sale of NanoPhotonics AG	—	(697)	(697)
Retirements and sales	(4,149)	(3,655)	(7,804)
Foreign currency translation effect	4,268	20,056	24,324

Balance December 31, 2008	59,156	224,930	284,086
Depreciation for the year	6,778	25,276	32,054
Reclassification as held for sale	(1,126)	—	(1,126)
Retirements and sales	(213)	(5,427)	(5,640)
Foreign currency translation effect	(2,012)	(8,764)	(10,776)

Balance December 31, 2009	62,583	236,016	298,599

Property, plant and equipment, net:
December 31, 2008	45,704	102,853	148,557
December 31, 2009	33,893	80,919	114,811

Useful lives in years:	- Buildings and leasehold improvements	10-25
	- Machinery and equipment	2-10
	- Furniture and fixtures	2-10

ASM Japan and ASM Front-End Manufacturing Singapore have pledged real estate with a carrying value of € 22,526 to secure loan facilities outstanding in Japan and Singapore.

In 2009 the Company recorded impairment charges of € 4,628 mainly related to machinery and equipment. The Company impaired certain demo tools which were as a result of the strategic reorientation determined end of life. Valuations of these assets are classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charges were determined based on the difference between the asset’s estimated fair value and their carrying amount.

In 2008 the Company recorded an impairment charge related to the manufacturing plant at ASM Europe in the Netherlands of € 7,068. The impairment is the consequence of the announcement in January 2009 of the restructuring of the ASM Europe operations including the transfer of the manufacturing operations to the Company’s subsidiary ASM Front-End Manufacturing Singapore. ASM Europe will cease using the manufacturing plant upon completion of the transfer. The impairment charges are included in the Consolidated Statements of Operations as restructuring expenses.

In 2009 the decision was made to dispose certain items of property, plant and equipment. These assets are reported as held for sale.

NOTE 9 Assets held for sale

In 2009 the decision was made to dispose certain items of property, plant and equipment. These assets represent a carrying value as per December 31, 2009 of € 5,508. The assets held for sale are located in Japan and The Netherlands. In Japan (Tama) a building that was used for research and development activities was ceased to be used in December 2009. The carrying value of € 4.6 million is below the expected selling price.

Also in Japan a piece of land that was purchased to build a research and development center has now been regarded as held for sale. The carrying value of € 0.7 million is below the expected selling price. In the Netherlands the former ASMI head office located in Bilthoven has been regarded as held for sale. The carrying value of € 0.3 million is below the expected selling price. The expected selling prices were determined, based on various inputs and considerations, including an appraisal from an outside firm performed during 2009.

NOTE 10 Evaluation tools at customers

The changes in the amount of evaluation tools are as follows:

Reclassification from inventories as per January 1, 2009	6,693
Evaluation tools shipped	8,588
Depreciation	(2,032)
Evaluation tools sold	(1,776)
Foreign currency translation effect	(191)

Balance December 31, 2009	11,282

Useful lives in years:	5

Evaluation tools are systems delivered to customers under evaluation agreements. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as Cost of sales.

NOTE 11 Investments

The investment of € 50 as per December 31, 2009 reflects the interest in Levitech B.V. Resulting from the management buy-out of the RTP business, ASM International N.V. obtained a 20% interest in Levitech B.V.

NOTE 12 Notes Payable to Banks

Information on notes payable to banks is as follows:

	December 31,
	2008	2009
Short-term debt outstanding in:
Japan	15,860	13,518
Singapore	998	990
Overdraft in:
The Netherlands	—	2,500

Total	16,858	17,008

Short-term debt outstanding in local currencies is as follows (in thousands):

	December 31,
	2008	2009
Japanese yen	2,000,000	1,800,000
Singapore dollar	2,000	2,000

Short-term debt outstanding in Japan in the amount of € 5,257 is collateralized by real estate with a carrying value of € 7,420 of ASM Japan.

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 2.3% at December 31, 2009.

Total short-term lines of credit amounted to € 107,396 at December 31, 2009. The amount outstanding at December 31, 2009 was € 14,508 and the undrawn portion totaled € 92,888. The undrawn portion includes the Company’s newly negotiated standby revolving credit facility of € 65,000 with a consortium of banks. The facility, available through November 6, 2012, is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion further includes € 26,686 for ASMPT, which amount is restricted to be used only in the operations of ASMPT. The undrawn portion further includes € 1,202 for ASM Japan, which amount is restricted to be used only in the operations of ASM Japan.

The credit facility of € 65,000 bank includes two financial covenants: a minimum long-term committed capital and a total net debt/equity ratio. These financial covenants are measured twice each year, at June 30 and December 31. The Company is in compliance with these financial covenants as of December 31, 2009. Short-term line of credits of ASM Japan of € 5,257 include financial covenants, of which the most important covenants, measured at December 31 of each year are as follows:

•	no two loss making years in a row ;
•	no annual loss in excess of a certain percentage of the equity of ASM Japan.

ASM Japan is in compliance with these financial covenants as of December 31, 2009.

ASMI is guarantor with respect to all short-term debt outstanding of ASM Front-End Manufacturing Singapore. ASMI is guarantor with respect to a credit line of € 14,720, with € 13,518 outstanding, of ASM Japan. ASMI does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of ASMI. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its non ASMPT subsidiaries.

NOTE 13 Provision for Warranty

The changes in the amount of provision for warranty are as follows:

Balance January 1, 2008	17,039
Charged to cost of sales	6,610
Deductions	(14,882)
Foreign currency translation effect	1,146

Balance December 31, 2008	9,913
Charged to cost of sales	2,082
Deductions	(6,153)
Foreign currency translation effect	(192)

Balance December 31, 2009	5,650

NOTE 14 Accrued Expenses and Other

Accrued expenses and other consist of the following:

	December 31,
	2008	2009
Advance payments from customers	5,728	16,731
Accrual for employee contract termination benefits	—	9,236
Accrual for onerous contracts	—	1,396
Deferred revenue	4,979	3,254
Personnel related items	24,284	22,115
Other	22,460	25,329

	57,451	78,061

In 2009 ASMI started the implementation of a major restructuring in the Front-end segment as announced on January 9, 2009 and on July 20, 2009. The restructuring costs consisted among others of employee contract termination benefits and lease contract termination costs (onerous contracts).

The accrual for employee termination benefits relates to the benefits payable to employees that have become redundant and are terminated under the terms and conditions of a restructuring plan. The accrual for employee termination benefits will be fully spent in 2010.

The accrual for onerous contracts relates to operating lease contracts for buildings for which no economic benefits are expected. The accrual for onerous contracts is expected to be utilized by 2012.

NOTE 15 Long-term Debt

Long-term debt consists of the following:

	December 31,
	2008	2009
Term loans:
Japan, 1.3-2.4%, due 2010 – 2012	21,585	16,898
Finland, 1.8%, due 2010	427	214
Singapore, 3.8%, due 2011	1,436	855
Mortgage loans:
Japan, 2.1-2.2%, due 2012	4,718	3,417
Capital lease commitments:
Japan, 1.8%, due 2010 – 2012	1,865	965

	30,031	22,349
Current portion	(6,763)	(5,795)

	23,268	16,554

Long-term debt, including current portion, in local currencies is as follows (in thousands):

	December 31,
	2008	2009
Euro	427	214
Japanese yen	3,552,162	2,833,514
Singapore dollars	2,876	1,727

Aggregate annual principal repayments for years subsequent to December 31, 2009 are:

2010	5,795
2011	4,019
2012	12,272
2013	263

22,349

Long-term debt outstanding in Japan in the amount of € 12,429 is collateralized by real estate with a carrying value of € 4,641 of ASM Japan.

Long-term debt outstanding in Singapore in the amount of € 855 is collateralized by real estate with a carrying value of € 10,464 and other assets with a carrying value of € 29,955 of ASM Front-End Manufacturing Singapore.

Long-term debt of ASM Japan of € 9,012 include financial covenants, of which the most important covenants, measured at December 31 of each year are as follows:

•	no two loss making years in a row;

•	no annual loss in excess of a certain percentage of the equity of ASM Japan.

ASM Japan is in compliance with these financial covenants as of December 31, 2009

ASMI is guarantor with respect to all long-term debt outstanding of ASM Front-End Manufacturing Singapore and is guarantor with respect to € 6,308 long-term debt outstanding of ASM Japan.

Capital lease commitments relate to commitments for equipment and machinery.

NOTE 16 Convertible Subordinated Debt

As per 1 January 2009, ASMI applies ASC 815 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

All our convertible bonds due 2010, 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and 2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement, for 2009 this revaluation at fair value resulted in a loss of € 24.4 million including loss from early extinguishments. For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the Company’s equity shares, in which they can be converted to, are denominated in the same currency (Euro). Based on this criterion the conversion option qualifies as permanent equity.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2009 this accretion interest expense was € 4.3 million.

The changes in the outstanding amounts of convertible subordinated debt are as follows:

	5.25% convertible subordinated notes, due 2010	4.25% convertible subordinated notes, due 2011	6.50% convertible unsecured notes, due 2014
Liability at redemption value at date of issuance	79,267	111,682	150,000
Conversion component at date of issuance	(13,653)	(18,329)	(23,601)

Liability component at date of issuance	65,614	93,353	126,399

Balance January 1, 2008	47,016	91,977	—
Repurchasing of notes	(37,868)	—	—
Conversion of notes into common shares	(7)	(4,959)	—
Foreign currency translation effect	5,896	4,738	—

Balance December 31, 2008	15,037	91,756	—
Separation conversion option subsequent to the adoption of ASC 815	(825)	(9,684)	—
Issue of notes	—	—	126,399
Accrual of interest	595	3,135	556
Repurchasing of notes	(2,647)	(16,208)	—
Foreign currency translation effect	(619)	(3,605)	—

Balance December 31, 2009	11,542	65,394	126,955

	5.25% convertible subordinated notes, due 2010	4.25% convertible subordinated notes, due 2011	6.50% convertible subordinated notes, due 2014
Nominal value in US$:
December 31, 2008	20,925	127,687	—
December 31, 2009	16,880	101,387	—

Nominal value in €:
December 31, 2008	15,037	91,756	—
December 31, 2009	11,718	70,383	150,000

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

In 2007, US$ 20.8 million of the US$ 90.0 million convertible subordinated notes has been repurchased. The US$ 20.8 million has been repurchased for a market value of US$ 29.0 million. The loss for the early extinguishment of the notes of € 6,309, which includes the premium paid above par and the write-off of unamortized issuance costs, has been recorded as expense from early extinguishment of debt in the Consolidated Statement of Operations for the year 2007.

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

In 2009 US$ 4.0 million convertible subordinated notes has been repurchased for a market value of US$ 5.2 million. The loss from the early extinguishment of the notes of € 211, which includes the difference between the nominal value and the higher market value and the write-off of unamortized issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

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

In 2007, US$ 14.6 million of the US$ 150.0 million convertible subordinated notes has been repurchased. The US$ 14.6 million has been repurchased for a market value of US$ 19.4 million. The loss for the early extinguishment of the notes of € 3,740, which includes the premium paid above par and the write-off of unamortized issuance costs, has been recorded as expense from early extinguishment of debt in the Consolidated Statement of Operations for the year 2007.

In 2008 US$ 7.7 million in convertible subordinated notes were converted into 372,426 common shares of which 102,509 out of the treasury shares previously purchased by the Company and 269,917 newly issued common shares.

In 2009 US$ 26.3 million convertible subordinated notes has been repurchased for a market value of US$ 33.7 million. The loss from the early extinguishment of the notes of € 1,548, which includes the difference between the nominal value and the higher market value and the write-off of unamortized issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

The 4.25% convertible subordinated notes rank pari passu with the 5.25% convertible subordinated notes.

6.50% convertible subordinated notes, due 2014

In November 2009, ASMI issued €  150.0 million in principal amount of 6.50% convertible unsecured notes due in November 2014 in a private offering. Interest on the notes is payable on February 6, May 6, August 6 and November 6 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible into shares of the Company’s common stock only, initially at a conversion rate of 58.5851 shares of common stock for each € 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of € 17.09 per share. On or after November 27, 2012, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 130% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days. In the event of a change in control, the Company may be required to repurchase the notes.

The 6.50% convertible subordinated notes rank pari passu amongst themselves and equally with all other unsecured and unsubordinated obligations of the Company.

Conversion option

The conversion component of the subordinated notes qualifying as a liability is measured at fair value. The fair values for these options were determined using the Black-Scholes option valuation model with the following market data:

Valuation in US$ per note of nominal US$ 1,000	5.25% Convertible subordinated notes, due May 2010		4.25% Convertible subordinated notes, due December 2011
Valuation per 31 December 2007:
Implied volatility		28.3%		106.9%
USD interest average		4.25%		4.25%
Stock price		€16.75		€16.75
Conversion price	US$	19.22	US$	20.71
Value of the option	US$	251.60	US$	149.96

Valuation per 31 December 2008:
Implied volatility		17.4%		10.0%
USD interest average		1.86%		1.86%
Stock price		€6.16		€6.16
Conversion price	US$	19.22	US$	20.71
Value of the option	US$	13.32	US$	29.99

Valuation per 31 December 2009:
Implied volatility		32.0%		32.0%
USD interest average		0.37%		1.27%
Stock price		€17.76		€17.76
Conversion price	US$	19.22	US$	20.71
Value of the option	US$	312.97	US$	263.04

Debt issuance costs

The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Consolidated Balance Sheet and amortized by the effective interest method as interest expense during the economic life of the debts. Debt issuance costs of € 1,326 are expected to be amortized in 2010.

NOTE 17 Shareholders’ Equity

Common shares, preferred and financing preferred shares

The authorized capital of the Company amounts to 110,000,000 shares of € 0.04 par value common shares, 118,000 shares of € 40 par value preferred shares and 8,000 shares of € 40 par value financing preferred shares, of which 51,745,140 common shares, no preferred and no financing preferred shares were outstanding as at December 31, 2009. All shares have one vote per € 0.04 par value. Treasury shares held by the Company cannot be voted on.

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

Preferred shares are entitled to a cumulative preferred dividend based on the amount paid-up on such shares. Financing preferred shares are entitled to a cumulative dividend based on the par value and share premium paid on such shares. The preferred dividend on the amount paid-up was € 5 for the year 2009.

In the event preferred shares are issued, the Management Board must, within two years after such preferred shares were issued, submit to the general meeting a proposal to annul the preferred shares. On May 14, 2008, 21,985 preferred shares were issued to Stichting Continuïteit ASM International (“Stichting”). The amount paid-up by Stichting was € 220, which is the equivalent of one/fourth of the nominal value of the preferred shares. On May 14, 2009 the Annual Meeting of Shareholders resolved to cancel the outstanding preferred shares and to reissue an option to Stichting Continuïteit to acquire preferred shares.

Treasury shares at cost

The changes in the number and amount of treasury shares at cost is as follows:

	Number of treasury shares	Amount	Amount per share
Balance January 1,2008	213,787	3,985	18.64
Purchase of common shares	2,655,100	36,453	13.73
Issuance of treasury shares upon exercise of options	(99,367)	(1,850)	18.63
Issuance of treasury shares upon conversion of convertible subordinated notes	(103,029)	(1,373)	13.32

Balance December 31, 2008	2,666,491	37,215	13.96
Withdrawal of common shares	(2,553,000)	(35,631)	13.96
Issuance of treasury shares upon exercise of options	(113,491)	(1,584)	13.96

Balance December 31, 2009	—	—	—

From the treasury shares outstanding on December 31, 2008 2,552,071 shares were held in custody with Lehman Brothers Europe International. These shares were withdrawn in the year 2009.

Retained earnings

Distributions to common shareholders are limited to the extent the total amount of shareholders’ equity exceeds the amounts of nominal paid-in share capital (exclusive any share premium) and any reserves to be formed pursuant to law or the Company’s articles of association. The amounts are derived from the Statutory Financial Statements of ASM International N.V.

Accumulated other comprehensive loss

The changes in the amount of accumulated other comprehensive loss are as follows:

	Foreign currency translation effects	Unrealized gains (losses) on derivative instruments, net of tax	Unrecognized pension obligations, net of tax	Total
Balance January 1, 2008	(72,318)	146	(747)	(72,919)
Foreign currency translation effect on translation of foreign operations	10,017	—	(222)	9,795
Increase in fair value of derivative instruments, net of tax	—	799	—	799
Transfer to Consolidated Statement of Operations of derivative instruments, net of tax	—	(898)	—	(898)
Actuarial loss	—	—	(936)	(936)
Amortization of transition obligation transition obligation (ASC 715)	—	—	67	67

Total change in accumulated other comprehensive loss	10,017	(99)	(1,091)	8,827

Balance December 31, 2008	(62,301)	47	(1,838)	(64,092)
Foreign currency translation effect on translation of foreign operations	(1,939)	—	62	(1,877)
Increase in fair value of derivative instruments, net of tax	—	81	—	81
Transfer to Consolidated Statement of Operations of derivative instruments, net of tax	—	(251)	—	(251)
Reclassification transition obligation into retained earnings	—	—	877	877
Result on curtailment and settlement unrecognized pension obligations	—	—	852	852
Actuarial loss	—	—	(370)	(370)
Amortization of unrecognized actuarial results	—	—	26	26

Total change in accumulated other comprehensive loss	(1,939)	(170)	1,447	(662)

Balance December 31, 2009	(64,240)	(123)	(391)	(64,754)

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

The number of shares bought back under the authorization of May 22, 2007 was 2,655,100. Of this number, 249,071 were sold upon the exercise of options by employees of ASMI, under the Employee Stock Option Plan, 103,029 were issued upon conversion of convertible subordinated debt and 2,553,000 were withdrawn in July 2009.

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

The maximum of shares that may yet be purchased under the program takes into account the treasury shares held by the Company (at December 31, 2009 there were no treasury shares held) and the maximum number of common shares which the Company can hold according to its Articles of Association. This maximum is 10% of the number of common shares issued.

NOTE 18 Employee Benefits

Pension plans

The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except for the plans of the Company’s operations in the Netherlands and Japan.

The Company’s employees in the Netherlands participate in a multi-employer plan (“Bedrijfstakpensioenfonds Metalektro”). The plan monitors the risks of the entire investment portfolio, not by individual company or employee, and is subject to regulation by Dutch governmental authorities. By Dutch law, a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of its assets to its obligations. This ratio includes a minimum coverage ratio of 105%. Each company participating in the plan contributes a percentage of its total pensionable salaries and each company contributes the same percentage. The pension rights of individual employees are based on the employee’s average salary during employment. The Company’s net periodic pension cost for the multi-employer plan for a fiscal period is equal to the required contribution for that period. At December 31, 2009 the coverage ratio of the multi-employer plan was 100% (December 31, 2008: 90%) as a result of the economic crisis in 2008 and 2009. Consequently the Board of the multi-employer plan decided that existing pension obligations will not be indexed for the years 2009 and 2010.

The Company’s employees in Japan participate in a defined benefit plan. The funded status of the plan and the amounts not yet recognized in the Consolidated Statement of Operations and the amounts recognized in the Consolidated Balance Sheet are as follows:

	December 31,
	2008	2009
Defined benefit obligations	(10,046)	(6,560)
Fair value of plan assets	4,973	2,119

Funded status deficit	(5,073)	(4,441)
Unrecognized actuarial loss	1,586	662
Unrecognized transition amount	1,530	—

Net liabilities	(1,957)	(3,779)

The changes in defined benefit obligations and fair value of plan assets are as follows:

	December 31,
	2008	2009
Defined benefit obligations
Balance January 1	7,401	10,046
Current service cost	739	675
Interest on obligation	160	154
Actuarial losses (gains)	(159)	605
Benefits paid	(439)	(365)
Curtailment and settlement	—	(4,095)
Foreign currency translation effect	2,344	(461)

Balance December 31	10,046	6,560

Fair value of plan assets
Balance January 1	4,831	4,973
Expected return on plan assets	193	98
Actuarial losses	(1,485)	(20)
Company contribution	610	629
Benefits paid	(439)	(365)
Settlement	—	(2,996)
Foreign currency translation effect	1,263	(201)

Balance December 31	4,973	2,119

The net periodic benefit cost consists of the following:

	December 31,
	2007	2008	2009
Current service cost	650	739	675
Interest on obligation	135	160	154
Expected return on plan assets	(156)	(193)	(98)
Amortization deferred actuarial loss	—	—	44
Amortization of transition amount	106	113	—

Net periodic pension benefit cost	735	819	775

The actual return on plan assets was € 219, € (1,293), and € 78 for the years ended December 31, 2007, 2008 and 2009 respectively.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	December 31,
	2007	2008	2009
Discount rate for obligations	2.00%	2.00%	1.70%
Expected return on plan assets	3.50%	3.00%	3.00%
Future salary increases	2.94%	2.94%	2.93%

The allocation of plan assets is as follows:

	December 31,
	2008		2009
Shares	2,229	44.8%	868	41.0%
Bonds	2,150	43.2%	1,010	47.6%
Loans	267	5.4%	126	5.9%
Real estate	54	1.1%	25	1.2%
Other	273	5.5%	91	4.3%

	4,973	100.0%	2,119	100.0%

The plan assets do not include any of the Company’s shares.

The Company expects to contribute € 501 to the defined benefit plan in 2010. The Company expects to pay benefits for years subsequent to December 31, 2009 as follows:

2010	266
2011	271
2012	309
2013	313
2014	377
Aggregate for the years 2015-2019	2,105

Total	3,641

Retirement plan costs consist of the following:

	December 31,
	2007	2008	2009
Defined contribution plans	7,813	7,863	6,875
Multi-employer plans	2,586	2,792	2,089
Defined benefit plans	735	819	775

Total retirement plan costs	11,134	11,474	9,739

The Company does not provide for any significant post retirement benefits other than pensions.

Employee Stock Option Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various employees. Under these plans, employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or U.S. dollars on the date of grant, are generally vesting in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue 4,000,000 shares. At December 31, 2009, options to purchase 3,723,345 shares have been issued under the 2001 Stock Option Plan. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 1,750,158 options to purchase common stock were outstanding at December 31, 2009, expiring at various dates through 2019. The number of options outstanding at December 31, 2007 and 2008 were 1,189,797 and 1,460,730 respectively.

The following is a summary of changes in options outstanding:

	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in €
Balance January 1, 2007	645,528	15.69	754,183	14.26
Options granted	72,000	24.35	217,868	18.46
Options forfeited	(18,594)	16.80	(89,800)	18.07
Options exercised	(256,137)	16.76	(135,251)	13.80

Balance December 31, 2007	442,797	16.43	747,000	15.10
Options granted	276,000	20.49	148,000	12.36
Options forfeited	(36,500)	16.43	(17,200)	17.55
Options exercised	(79,357)	15.07	(20,010)	13.85

Balance December 31, 2008	602,940	18.47	857,790	14.61
Options granted	358,400	17.83	381,600	14.76
Options forfeited	(68,740)	14.27	(245,332)	14.43
Options exercised	(69,700)	12.99	(66,800)	12.20

Balance December 31, 2009	822,900	19.00	927,258	14.89

The weighted average fair value of employee stock options granted in U.S. dollars were US$ 13.85 in 2007, US$ 11.01 in 2008 and US$ 9.31 in 2009. The weighted average fair values of employee stock option granted in Euro were € 7.27 in 2007, € 5.55 in 2008 and € 7.26 in 2009.

The weighted average remaining contractual life of the outstanding options granted in 2009 is 6.58 years at December 31, 2009.

The total intrinsic value of options exercised was € 2,320, € 818, and € 684 for the years ended December 31, 2007, 2008 and 2009 respectively. New shares have been issued for the exercise of 176,469 options in 2007. No new shares have been issued for the exercise of options in 2008. In 2009 new shares have been issued for the exercise of 23,009 options.

At December 31, 2009 options outstanding and options exercisable classified by range of exercise prices are:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$
1.00-10.00	80,000	9.13	7.55	0	0
10.00-15.00	205,400	4.78	13.10	82,400	13.46
15.00-20.00	107,500	7.09	17.99	34,500	17.26
20.00-30.00	430,000	6.71	24.21	66,800	25.17

1.00-30.00	822,900	6.51	19.00	183,700	18.43

In €		In years	In €		In €
1.00-10.00	24,600	3.90	7.91	4,000	7.79
10.00-15.00	280,790	3.57	12.42	117,391	12.73
15.00-20.00	621,868	5.22	16.28	64,560	16.18

1.00-20.00	927,258	4.68	14.89	185,951	13.82

At December 31, 2009, the aggregate intrinsic value of all options outstanding and all options exercisable is € 6,509 and € 1,664 respectively.

The cost relating to employee stock options is measured at fair value on the grant date. The fair value was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31,
	2008	2009
Expected life (years)	5 – 10	5 – 10
Risk free interest rate	4.0%	3.0%
Dividend yield	0.85	—
Expected volatility	72.5%	52.1%

When establishing the expected life assumption the Company takes into account the contractual terms of the option. We recorded in 2008 compensation expenses of € 2,024 and in 2009 compensation expenses of € 2,127.

Employee Share Incentive Scheme ASMPT

In 1989, the shareholders of ASMPT approved a plan to issue up to 5.0 percent of the total issued shares of ASMPT to directors and employees. This plan has been extended in 1999 for a term up to March 23, 2010. The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value. In December 2009, 2,035,400 common shares of ASMPT were issued, for cash at par value of HK$ 0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. In 2008 and 2007, respectively 1,728,700 and 1,789,000 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.28% in 2009, 0.23% in 2008 and 0.25% in 2007. The shares issued under the plan in 2009 have diluted ASMI’s ownership in ASMPT to 52.59% as of December 31, 2009. Total compensation expenses related to the Employee Share Incentive Scheme of respectively € 7,685 in 2007, € 7,524 in 2008, and € 3,685 in 2009 were charged to the Consolidated Statement of Operations.

The dilution in ownership has resulted in a gain on the investment in ASMPT of € 3,010 in 2007, € 4,088 in 2008, and € 956 in 2009, which gain has been separately included in the Consolidated Statement of Operations. Due to the participation exemption in the Netherlands no deferred income taxes have been provided for these gains.

NOTE 19 Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2008	2009
Machinery and equipment	6,530	4,305
Furniture and fixtures	780	739

	7,310	5,044
Less accumulated depreciation	(5,418)	(3,939)

	1,892	1,105

At December 31, 2009 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases
2010	630	8,601
2011	244	7,319
2012	107	5,386
2013	—	3,767
2014	—	2,062
Years thereafter	—	4,688

Total	981	31,823
Less amount representing interest	(16)

Present value of net minimum lease payments	965

Aggregate rental expense for operating leases was € 7,873 in 2007, € 9,748 in 2008 and € 10,719 in 2009. At December 31, 2009 the Company had entered into purchase commitments with suppliers in the amount of € 62,983 for purchases, of which € 62,841 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2009 were € 9,675.

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

NOTE 20 Litigation and Environmental Matters

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

Under our license agreement with Applied Materials, we pay royalties based upon our sales of equipment that employs technology covered by the licensed patents. We believe that we no longer practice patents applicable to certain equipment and ceased paying royalties on the sale of such equipment as of December 18, 2007 and gave written notice to Applied Materials in December 2007. The agreement provides a process to address royalty issues in a prescribed manner: the first step is written notice of a royalty matter to a party; the second step is amicable resolution with the participation of an expert if desired by Applied Materials; and the final step if not resolved by the parties is through binding arbitration. Initiation of this process is not considered a default event and the remedy is the payment of any unpaid royalties for equipment shipped after the written notice that are ultimately agreed to by the parties or determined by arbitration. Applied Materials is verifying our position through the review by an independent expert. While we consider the matter closed, Applied Materials notified us in late 2009 that they are continuing to evaluate the matter and will contact us if they require additional information. Although we believe our position is correct, the outcome of any possible arbitration is uncertain and, if we are not successful, we could be required to pay up to approximately US$ 4.2 million (€ 2.9 million) for royalties as of December 31, 2009.

NOTE 21 Financial Instruments and Risk Management

Categories of Financial Instruments

Financial instruments include:

Financial assets:

	December 31,
	2008	2009
Cash and cash equivalents	157,277	293,902
Accounts receivable	172,603	165,754
Derivative instruments designated in cash flow hedges	172	0
Derivative instruments designated in fair value hedges	613	94

Financial liabilities:

	December 31,
	2008	2009
Notes payable to banks	16,858	17,008
Accounts payable	69,718	93,117
Current portion of long-term debt	6,763	5,795
Current portion of convertible subordinated debt	—	11,542
Long-term debt	23,268	16,554
Convertible subordinated debt	106,793	192,350
Conversion option	—	22,181
Derivative instruments designated in cash flow hedges	55	167
Derivative instruments designated in fair value hedges	360	28

Gains or losses related to financial instruments are as follows:

	Year ended December 31,
	2008	2009
Interest income	4,047	1,018
Interest expense	(7,745)	(8,556)
Accretion interest expense convertible notes at amortized value	—	(4,286)
Gain (loss) resulting from early extinguishment of debt	7,956	(1,759)
Revaluation conversion option	—	(24,364)
Foreign currency exchange gains (losses), net	785	(1,384)
Addition to allowance for doubtful accounts receivable	(2,859)	(2,812)

We adopted ASC 820, Fair Value Measurements, on January 1, 2008, for financial assets and liabilities and for nonfinancial assets and liabilities that are remeasured at least annually. ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels.

Level 1.	Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2.	Observable inputs other than quoted prices in active markets.

Level 3.	Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
December 31, 2008

Assets:
Derivative financial instruments	—	16,974	—	16,974

Total	—	16,974	—	16,974

Liabilities:
Derivative financial instruments	—	3,072	—	3,072

Total	—	3,072	—	3,072

December 31,2009

Assets:
Derivative financial instruments	—	14,500	—	14,500

Total	—	14,500	—	14,500

Liabilities:
Conversion options	—	22,181	—	22,181
Derivative financial instruments	—	421	—	421

Total	—	22,602	—	22,602

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

The Company expects that substantially all of the € 123 unrealized losses included in accumulated other comprehensive loss as of December 31, 2009 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Unrealized gains included in accumulated other comprehensive loss as of December 31, 2008 of € 47 were reclassified to earnings in 2009. Hedge ineffectiveness was insignificant for the years ended December 31, 2008 and December 31, 2009.

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

To the extent that exchange rate fluctuations impact the value of the Company’s investments in its foreign subsidiaries, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. Reference is made to Note 17.

The outstanding forward exchange contracts are as follows:

	Currency	Notional amount	Forward contract value	Fair value	Difference between forward value and fair value	Included in accumulated other comprehensive income (loss)
			Euro	Euro	Euro	Euro
December 31, 2008:

Assets:

Cash flow hedge contracts:
Short position	US$	(3,892)	(2,988)	(2,789)	199	128
Fair value hedge contracts:
Short position	US$	(19,724)	(14,531)	(14,185)	346	—

Liabilities:

Cash flow hedge contracts
Long position	US$	2,228	1,687	1,606	(81)	(81)
Fair value hedge contracts:
Long position	US$	2,038	1,560	1,466	(94)	—

December 31, 2009:

Assets:

Cash flow hedge contracts:
Short position	US$	(10,767)	(7,293)	(7,460)	(167)	(123)
Fair value hedge contracts:
Short position	US$	(10,135)	(7,134)	(7,040)	94	—

Liabilities:

Cash flow hedge contracts
Long position	—	—	—	—	—	—
Fair value hedge contracts:
Long position	US$	607	449	421	(28)	—

For forward exchange contracts, market values based on external quotes from banks have been used to determine the fair value.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar, Hong Kong dollar and Japanese yen against the euro as of December 31, 2008 and December 31, 2009. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the U.S. dollar, Hong Kong dollar or Japanese yen against the euro. A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in U.S. dollar, Hong Kong dollar and Japanese yen.

	Impact on equity
	2008	2009
10% increase of U.S. dollar versus euro	(3,566)	(79)
10% decrease of U.S. dollar versus euro	3,566	79
10% increase of Hong Kong dollar versus euro	17,851	19,736
10% decrease of Hong Kong dollar versus euro	(17,851)	(19,736)
10% increase of Japanese yen versus euro	4,214	3,585
10% decrease of Japanese yen versus euro	(4,214)	(3,585)

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar, Hong Kong dollar and Japanese yen against the euro as of December 31, 2008 and December 31, 2009 would not result in a material impact on equity.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar and Hong Kong dollar against the euro at average exchange rates for the years 2008 and 2009. A positive amount indicates an increase in net earnings.

	Impact on net earnings
	2008	2009
10% increase of Japanese yen versus euro	not material	(1,212)
10% decrease of Japanese yen versus euro	not material	1,212
10% increase of U.S. dollar versus euro	451	(7,456)
10% decrease of U.S. dollar versus euro	(451)	7,456
10% increase of Hong Kong dollar versus euro	4,819	4,570
10% decrease of Hong Kong dollar versus euro	(4,819)	(4,570)

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar and Hong Kong dollar against the euro at average exchange rates for the years 2008 and 2009 would not result in a material impact on net earnings.

Interest Risk

The Company is exposed to interest rate risk primarily through its borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2009 the Company had convertible subordinated debt borrowings outstanding of € 11,718 (US$ 16,880) at a fixed interest rate, maturing in May 2010, € 70,383 (US$ 101,387) at a fixed interest rate, maturing in December 2011 and € 150,000 at a fixed rate, maturing in November 2014, € 22,349 in long-term debt at fixed interest rates and € 14,508 in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of the Company’s debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2008 and December 31, 2009 borrowing levels.

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

The Company derives a significant percentage of its revenue from a small number of large customers. The Company’s largest customer accounted for approximately 9.1% of net sales in 2009 (2008: 13.8%; 2007: 9.6%) and the ten largest customers accounted for approximately 32.9% of net sales in 2009 (2008: 32.0%; 2007: 32.4%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2009 one customer accounted for 7.8% of the outstanding balance in accounts receivable (2008: 12.3%; 2007: 7.8%).

The Company places its cash and cash equivalent and derivative instruments with high quality financial institutions to limit the amount of credit risk exposure.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Liquidity Risk

The following table summarizes the Company’s contractual obligations as at December 31, 2009 aggregated by type of contractual obligation:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	14,840	14,840	—	—	—
Bank overdraft	2,500	2,500	—	—	—
Long-term debt [1,2]	23,018	6,181	16,574	263	—
Convertible subordinated debt [1]	285,824	25,075	92,874	167,875	—
Operating leases	31,823	8,601	12,705	5,829	4,688
Purchase obligations:
Purchase commitments to suppliers	62,983	62,841	142	—	—
Capital expenditure commitments	9,675	9,374	301	—	—
Unrecognized tax benefits (ASC 740)	15,663	15,663	—	—	—

Total contractual obligations	446,326	145,075	122,596	173,967	4,688

(1)	Including interest expense based on the percentages at the reporting date.

(2)	Capital lease obligations of € 956 are included in long-term debt.

Total short-term lines of credit amounted to € 107,396 at December 31, 2009. The amount outstanding at December 31, 2009 was € 14,508 and the undrawn portion totaled € 92,888. The undrawn portion includes the Company’s newly negotiated standby revolving credit facility of € 65,000 with a consortium of banks. The facility, available through November 6, 2012, is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion includes € 26,686 for ASMPT, which amount is restricted to be used only in the operations of ASMPT. The undrawn portion includes € 1,202 for ASM Japan, which amount is restricted to be used only in the operations of ASM Japan.

The Company uses notes payable to banks to manage short term liquidity and uses long-term debt and convertible subordinated debt to manage long term liquidity.

For the majority of purchase commitments, the Company has flexible delivery schedules depending on the market conditions, which allows the Company, to a certain extent, to delay delivery beyond originally planned delivery schedules.

NOTE 22 Research and Development

Research and Development consists of the following:

	Year ended December 31,
	2007	2008	2009
Research and development expenses from continuing operations	84,340	75,650	63,934
Research and development grants and credits	(872)	(639)	(1,128)

Total research and development	83,468	75,011	62,806

The Company’s operations in the Netherlands, Germany and the United States receive research and development grants and credits from various sources. The research and development grants and credits received from governmental sources in the Netherlands include a credit which is contingently repayable to the extent the Company recognizes sales of products to which the credit is related within an agreed upon period. The Company does not recognize a liability on the Consolidated Balance Sheet in respect of this credit until it recognizes sales of products to which the credit is related, within the agreed upon period and is then charged to cost of sales when such sales are recorded. The repayment amounts to 4.0% of the realized sales of these products. In 2007, 2008 and 2009 the Company accounted for repayments with respect to such credits of € 114, € 86 and € 0 respectively. Interest on the contingent repayments is accrued at an interest rate of 6.05% per annum. The contingent repayment, including accrued interest, was € 3,162 at December 31, 2008. This amount has not been recognized as a liability in the Consolidated Balance Sheet since the Company has not recognized sales of products to which the credit is related. With the disposal of our RTP business the liability has been transferred to Levitech B.V., the vehicle in which the management buy-out has been constructed. ASM International N.V. participates for 20% in Levitech B.V. With the disposal of our RTP business we have licensed our RTP portfolio of 50 issued patents and 23 pending patents to Levitech BV.

NOTE 23 Restructuring expenses

In 2009 ASMI started the implementation of a major restructuring in the front-end segment as announced on January 9, 2009 and on July 20, 2009. The main components of the Company’s accelerated execution plans are:

•

The consolidation of our global front-end manufacturing operations from Europe, the United States and Japan, into our front-end manufacturing operations in Singapore by the end of 2010. This will be achieved by completing the previously announced transfer from Almere, the Netherlands, which was finalized during 2009; the phasing out the manufacturing operation in Phoenix, Arizona, in the first half of 2010; and by transferring manufacturing from Nagaoka, Japan, no later than the fourth quarter of 2010.

•

The reduction of selling, general and administration expenses by making fundamental changes in our global support infrastructure. This includes a significant simplification and streamlining of our warehousing operations and the further strengthening of the global sales & service organization which was created last year.

•	The leveraging of research and development and our product portfolio by reprioritization of strategic programs in order to maximize their potential.

Related to these execution plans, an amount of € 35.7 million restructuring expenses was recorded for the full year of 2009. These charges include:

•

Employee related expenses of € 19.4 million. Included are unconditional one-time termination benefits of € 15.8 million, conditional one-time termination benefits subject to the final termination date of € 1.7 million and other employee related expenses of € 1.9 million.

•

Contract termination related expenses of € 2.8 million. These expenses mainly relate to operational lease contracts and include both the valuating of the onerous contracts at fair value, the decommissioning expenses and impairments of leasehold improvements.

•

Impairment charges of € 4.6 million mainly related to machinery and equipment. We impaired certain demo tools which were as a result of the strategic reorientation determined end of life. The impairment charges were determined based on the difference between the asset’s estimated fair value and their carrying amount.

•

Expenses of € 4.4 million resulting from the transition of our global front-end manufacturing operations from Europe, the United States and Japan, into our front-end manufacturing operations in Singapore.

•	Expenses of € 3.9 million related to the management buy-out of our RTP.

•	Other expenses of € 0.6 million

In 2008 the Company recorded an impairment charge related to the manufacturing plant at ASM Europe in the Netherlands of € 7,1 million. The impairment was the consequence of the announcement in January 2009 of the restructuring of the ASM Europe operations including the transfer of the manufacturing operations to the Company’s subsidiary ASM Front-End Manufacturing Singapore. ASM Europe will cease using the manufacturing plant upon completion of the transfer. The impairment charges are included in the Consolidated Statements of Operations as restructuring expenses.

NOTE 24 Income Taxes

The components of earnings (loss) before income taxes and Non-controlling interest consist of:

	Year ended December 31,
	2007	2008	2009
The Netherlands	9,155	(32,287)	(92,945)
Other countries	123,402	97,052	28,458

Earnings before income taxes and Non-controlling interest	132,557	64,765	(64,487)

The income tax expense consists of:

	Year ended December 31,
	2007	2008	2009
Current:
The Netherlands	(320)	(64)	(297)
Other countries	(19,838)	(12,594)	(12,570)

	(20,158)	(12,658)	(12,867)
Deferred:
The Netherlands	—	—	—
Other countries	913	514	9,081

Income tax expense	(19,245)	(12,144)	(3,786)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the Netherlands statutory income tax rates is set forth as follows:

	Year ended December 31,
	2007	2008	2009
Earnings before income taxes and Non-controlling interest	132,557	64,765	(64,487)
Netherlands statutory income tax rate	25.5%	25.5%	25.5%
Income tax provision at statutory rate	(33,802)	(16,515)	16,444
Non-deductible expenses	(8,811)	(653)	(8,376)
Foreign taxes at a rate other than the Netherlands statutory rate	16,390	11,017	16,100
Valuation allowance	994	(10,604)	(32,087)
Non-taxable income	11,776	4,608	4,870
Other	(5,792)	3	(737)

Income tax expense	(19,245)	(12,144)	(3,786)

Included in non-taxable income is € 3,239 regarding the Company’s manufacturing operations in Singapore and other countries where income covering certain products is non-taxable under tax incentive schemes granted by the local tax authority. The majority of these tax exemption schemes have terms ending in 2010.

The Netherlands statutory tax rate amounted to 25.5% in 2007, 2008 and 2009. Taxations for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Company’s deferred tax assets and liabilities have been determined in accordance with these statutory income tax rates.

Deferred income taxes consist of the following:

	December 31,
	2008	2009
Deferred tax assets:
Reserves and allowances	4,010	5,673
Net operating losses	110,525	147,551
Depreciation	506	1,801
Other	1,711	924

Gross deferred tax assets	116,752	155,949
Less: valuation allowance	(109,515)	(140,825)

Net deferred tax assets	7,237	15,124
Deferred tax liabilities:
Research and development credits	(806)	—

Deferred tax liabilities	(806)	—

Net deferred income taxes	6,431	15,124

Deferred tax assets and liabilities are classified in the balance sheet as follows:

	December 31,
	2008	2009
Deferred tax assets—current	4,685	6,893
Deferred tax assets—non-current	2,285	8,545
Deferred tax liabilities—non-current	(539)	(314)

	6,431	15,124

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2009 of € 521,218 for tax return purposes to reduce future income taxes, mainly in Europe and the United States. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating losses, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating losses. Accordingly, a valuation allowance of € 109,515 in 2008 and € 140,825 in 2009 has been recorded.

The amounts and expiration dates of net operating losses for tax purposes are as follows:

Expiration year
2010	2,511
2011	144,075
2012	60,526
2013	21,665
2014	41,335
2015	11
2016	6,193
2017	85,723
2018	66,364
2019	75
2022	9,421
2023	3,624
2024	392
2025	4,401
2026	1,518
2027	4,203
2028	25,676
Unlimited	45,503

Net operating losses	521,218

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2009 undistributed earnings of subsidiaries, subject to withholding taxes, were approximately € 12,183. These earnings could become subject to foreign withholding taxes if they were remitted as dividends or if the Company should sell its interest in the subsidiaries. However, the Company believes that Netherlands tax credits would largely eliminate any foreign withholding tax that might otherwise be due.

On January 1, 2007 the Company adopted ASC 740 “Accounting for Uncertainty in Income Taxes”. The Company’s net operating losses for tax purposes decreased by € 5,369 as a result of the adoption of ASC 740. Since a valuation allowance was recorded against the net deferred tax assets with respect to these net operating losses, the adoption of ASC 740 did not impact the Company’s financial position and net earnings.

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

Balance January 1, 2008	12,908
Gross increases—tax positions in current year	1,044
Foreign currency translation effect	889

Balance December 31, 2008	14,841
Gross increases—tax positions in current year	1,381
Foreign currency translation effect	(560)

Balance December 31, 2009	15,663

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where the Company is not tax registered and tax deductible costs.

The Company estimates that no interest and penalties are related to these unrecognized tax benefits.

In the year ended December 31, 2009, no settlement with tax authorities and no reduction as a result of a lapse of statute of limitations occurred.

Unrecognized tax benefits of € 15,663 would, if recognized, impact the Company’s effective tax rate. The Company estimates that the liability for unrecognized tax benefits will change with € 15,663 within the next 12 months, following the expected outcome of investigations by local tax authorities.

A summary of open tax years by major jurisdiction is as follows:

Jurisdiction
Japan	2009
Hong Kong	2000—2009
The Netherlands	2007—2009
Singapore	2006—2009
United States	1997—2009

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

NOTE 25 Disclosures about Segments and Related Information

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

The back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 52.59% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia.

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2007

Net sales to unaffiliated customers	450,899	504,340	955,239
Gross profit	145,036	216,040	361,076
Earnings from operations	15,525	131,854	147,379
Interest income	3,588	2,525	6,113
Interest expense	(9,866)	—	(9,866)
Expense resulting from early extinguishment of debt	(10,049)	—	(10,049)
Foreign currency exchange gains (losses), net	(1,902)	882	(1,020)
Income tax expense	(2,612)	(16,633)	(19,245)
Net earnings (loss) before gain on dilution of investment in subsidiary	(5,316)	118,628	113,312
Gain on dilution of investment in subsidiary			3,010

Allocation of net earnings:
Shareholders of the parent			60,977
Non-controlling interest			55,345

Capital expenditures	17,411	29,795	47,206
Purchase of other intangibles	253	442	695
Depreciation	14,997	18,253	33,250
Amortization of other intangible assets	1,087	304	1,391
Impairment of property, plant and equipment	(788)	—	(788)
Cash and cash equivalents	100,143	67,780	167,923
Capitalized goodwill	13,546	36,075	49,621
Other intangible assets	3,576	675	4,251
Other identifiable assets	333,013	285,525	618,538
Total assets	450,278	390,055	840,333
Total debt	186,936	—	186,936
Headcount in full-time equivalents [1]	1,843	9,989	11,832

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2008

Net sales to unaffiliated customers	296,737	450,625	747,362
Gross profit	93,898	176,364	270,262
Earnings (loss) from operations	(30,445)	90,167	59,722
Interest income	3,002	1,045	4,047
Interest expense	(7,745)	—	(7,745)
Gain resulting from early extinguishment of debt	7,956	—	7,956
Foreign currency exchange gains (losses), net	(566)	1,351	785
Income tax expense	(1,486)	(10,658)	(12,144)
Net earnings (loss) before gain on dilution of investment in subsidiary	(29,284)	81,905	52,621
Gain on dilution of investment in subsidiary			4,088

Allocation of net earnings:
Shareholders of the parent			18,411
Non-controlling interest			38,298

Capital expenditures	11,173	20,277	31,450
Purchase of other intangibles	4,994	368	5,362
Depreciation	14,440	18,736	33,176
Amortization of other intangible assets	985	499	1,484
Impairment of goodwill	1,395	—	1,395
Impairment of property, plant and equipment	7,068	—	7,068
Cash and cash equivalents	78,897	78,380	157,277
Capitalized goodwill	9,844	38,145	47,989
Other intangible assets	7,335	583	7,918
Other identifiable assets	282,340	272,274	554,614
Total assets	378,416	389,382	767,798
Total debt	153,682	—	153,682
Headcount in full-time equivalents [1]	1,667	10,047	11,714

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2009

Net sales to unaffiliated customers	160,378	430,361	590,739
Gross profit	8,726	172,789	181,515
Earnings (loss) from operations	(120,269)	95,113	(25,156)
Interest income	541	477	1,018
Interest expense	(8,556)	—	(8,556)
Loss resulting from early extinguishment of debt	(1,759)	—	(1,759)
Accretion interest expense convertible notes	(4,286)	—	(4,286)
Revaluation conversion option	(24,364)	—	(24,364)
Foreign currency exchange gains (losses), net	(733)	(651)	(1,384)
Income tax expense	7,890	(11,676)	(3,786)
Net earnings (loss) before gain on dilution of investment in subsidiary	(151,535)	83,262	(68,273)
Gain on dilution of investment in subsidiary			956

Allocation of net earnings:
Shareholders of the parent			(106,561)
Non-controlling interest			39,244

Capital expenditures	3,269	9,450	12,718
Purchase of other intangibles	2,934	360	3,294
Depreciation	11,436	20,619	32,054
Amortization of other intangible assets	1,884	451	2,335
Impairment of property, plant and equipment	4,628	—	4,628
Cash and cash equivalents	181,681	112,222	293,902
Capitalized goodwill	10,395	36,828	47,223
Other intangible assets	8,440	497	8,936
Other identifiable assets	187,194	314,445	501,638
Total assets	387,709	463,991	851,700
Total debt	265,430	—	265,430
Headcount in full-time equivalents [1]	1,294	10,773	12,067

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

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

Geographical information is summarized as follows:

	Europe	United States of America	Japan	Southeast Asia	Corporate	Consolidated
Year ended December 31, 2007

Net sales to unaffiliated customers	89,306	128,002	87,162	650,769	—	955,239
Long-lived assets	11,115	12,153	21,947	101,599	2,828	149,642
Total assets	119,251	89,957	110,739	441,186	79,200	840,333
Capital expenditures	3,700	1,179	8,718	33,586	23	47,206
Purchase of intangible assets	7	13	—	489	186	695

Year ended December 31, 2008

Net sales to unaffiliated customers	80,237	110,264	70,948	485,913	—	747,362
Long-lived assets	5,809	9,679	26,050	106,763	256	148,557
Total assets	73,877	83,876	115,103	436,325	58,617	767,798
Capital expenditures	5,655	1,909	2,383	21,400	103	31,450
Purchase of intangible assets	—	142	—	386	4,834	5,362

Year ended December 31, 2009

Net sales to unaffiliated customers	40,236	66,955	38,834	444,714	—	590,739
Long-lived assets	2,799	4,119	20,372	92,762	267	120,319
Total assets	36,073	49,350	95,350	518,344	152,583	851,700
Capital expenditures	49	401	953	11,309	6	12,718
Purchase of intangible assets	—	1	—	383	2,910	3,294

Long-lived assets for the years ended December 31, 2007, 2008 and 2009 consist of the Company’s property, plant and equipment.

NOTE 26 Selected Operating Expenses and Additional Information

Personnel expenses for employees were as follows:

	December 31,
	2007	2008	2009
Wages and salaries	194,047	184,371	157,789
Social security	18,578	18,050	14,314
Pension expenses	11,134	11,474	9,849

	223,759	213,895	181,952

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	December 31,
	2007	2008	2009
The Netherlands	352	352	288
Other European countries	209	197	154
United States of America	593	494	418
Southeast Asia	9,993	10,687	10,136
Japan	293	292	246

	11,440	12,022	11,242

NOTE 27 Earnings per Share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	December 31,
	2007	2008	2009
Net earnings used for purpose of computing basic earnings per common share	60,977	18,401	(106,566)
After-tax equivalent of interest expense on convertible subordinated notes	8,425	—	—

Net earnings used for purposes of computing diluted net earnings per common share	69,402	18,401	(106,566)

Basic weighted average number of shares outstanding during the year used for purpose of computing basic earnings per share (thousands)	53,968	52,259	51,627
Dilutive effect of stock options	94	130	—
Dilutive effect of convertible subordinated notes	11,014	—	—

Dilutive weighted average number of shares outstanding	65,076	52,389	51,627

Net earnings per share:
Basic net earnings from continuing operations	1.13	0.35	(2.06)
Diluted net earnings from continuing operations	1.07	0.35	(2.06)

For the year ended December 31, 2009, the effect of 14,550,780 conversion rights and 80,777 option rights to acquire common stock was anti-dilutive.

For the year ended December 31, 2008, the effect of 9,661 conversion rights to acquire common stock was anti-dilutive.

NOTE 28 Board Remuneration

The following table sets forth as to all current and former members of the Management Board and Supervisory Board of the Company information concerning all remuneration from the Company (including its subsidiaries) for services in all capacities:

	Base compensation	Bonuses [10]	Pensions	Year ended December 31,
				2009	2008
				Total	Total
Management Board:
C.D. del Prado	478	—	19	497	548
W.K. Lee [1]	307	188	18	513	573
R.A. Ruijter [2]	314	—	—	314	—
J.F.M. Westendorp	310	—	23	333	423
A.J.M. van der Ven [3]	288	—	18	306	354
A.H. del Prado [4]	—	—	—	—	97

	1,697	188	78	1,963	1,995

Supervisory Board:
G.J. Kramer [2]	31	—	—	31	—
E.A. van Amerongen	35	—	—	35	33
J.M.R. Danneels	29	—	—	29	29
H.W. Kreutzer	31	—	—	31	30
J.C. Lobbezoo [2]	21	—	—	21	—
U.H.R. Schumacher [5]	25	—	—	25	15
P.C. van den Hoek [6]	23	—	—	23	54
L.P.E.M. van den Boom [7,8]	5	—	—	5	131
B.C. Brix [9]	—	—	—	—	15

	200	—	—	200	307

(1)	All remuneration relates to the compensation Mr. W.K. Lee received in his capacity as member of the Board of ASMPT.

(2)	For the period May 15, 2009 through December 31, 2009.

(3)	For the period January 1, 2009 through December 31, 2009. Mr van der Ven resigned from the Management board as per May 14, 2009. Per December 31, 2009 Mr van der Ven resigned from the Company and subsequently received a termination benefit of € 141.

(4)	For the period January 1, 2008 through February 29, 2008.

(5)	For the period May 21, 2008 through December 31, 2008.

(6)	For the period January 1, 2009 through May 14, 2009.

(7)	For the period January 1, 2009 through March 9,2009.

(8)	The remuneration of 2008 for Mr. L.P.E.M. van den Boom includes the compensation of € 99 for additional services performed as the Supervisory Board’s designee on the Company’s Transaction Committee.

(9)	For the period January 1, 2008 through May 21, 2008.

(10)	All bonuses paid in 2009 were calculated and paid in respect of performance in 2008.

The remuneration of members of the Management Board has been determined by the Supervisory Board, with the exception of Mr. W.K. Lee. His compensation has been determined by the Board of ASM Pacific Technology. The remuneration of members of the Supervisory Board has been determined by the General Meeting of Shareholders.

No stock options have been issued to members of the Supervisory Board. The following table shows the outstanding options to purchase ASM International N.V. common shares held by current and former members of the Management Board, and changes in such holdings during 2009:

	Year of grant	Outstanding January 1, 2009	Granted in 2009	Adjustment from vesting condition 2009 [6]	Exercised in 2009	Outstanding December 31, 2009	Exercise price		Remaining term, in years
A.H. del Prado [1]	2006	100,856	—	(100,856)	—	—		€14.08	—
A.H. del Prado [1]	2007	60,441	—	—	—	60,441		€19.47	2
C.D. del Prado [2]	2003	20,000	—	—	—	20,000	US$	11.35	4
C.D. del Prado [1]	2006	35,680	—	(35,680)	—	—		€14.08	—
C.D. del Prado [1]	2007	22,451	—	—	—	22,451		€19.47	6
C.D. del Prado [1]	2008	100,000	—	—	—	100,000		€12.71	7
C.D. del Prado [1]	2009	—	50,000	—	—	50,000		€15.09	8
A.J.M. van der Ven [3,5]	2005	30,000	—	—	—	30,000		€11.18	0
A.J.M. van der Ven [1,5]	2006	20,000	—	(2,500)	—	17,500		€14.13	0
A.J.M. van der Ven [1,5]	2006	15,680	—	(15,680)	—	—		€14.08	—
A.J.M. van der Ven [1,5]	2007	21,917	—	—	—	21,917		€19.47	0
J.F.M. Westendorp [4]	2006	56,000	—	—	—	56,000		€15.40	2
J.F.M. Westendorp [1]	2006	42,816	—	(42,816)	—	—		€14.08	—
J.F.M. Westendorp [1]	2007	25,659	—	—	—	25,659		€19.47	6
J.F.M. Westendorp [4]	2009	—	40,000	—	—	40,000		€15.09	8

		551,500	90,000	(197,532)	—	443,968

The fair value per option of options granted to current and former members of the Management Board was € 5.82 in 2008 and € 8.98 in 2009. The compensation expense recorded in the Consolidated Statements of Operations related to options held by current and former members of the Management Board was € 868 in 2008 and € 737 in 2009.

As in 2009 no options to purchase ASM International N.V. common shares have been exercised no new shares have been issued for the exercise of options.

The stock option grants to members of the Management Board have been determined by the Supervisory Board.

(1)	These options are conditional. A percentage—not exceeding 150%—of the options which have been granted conditionally will become unconditional after three years, based on the total return of the Company’s shares for the three years after the options are granted compared to the average total return of the shares of a relevant number of companies which are similar to the Company during the same three-year period. The options are granted for a term of eight years. Upon the retirement of Mr. A.H. del Prado in 2008, the remaining term of his options has been shortened.

(2)	These options are granted for a term of ten years, and become exercisable in equal parts over a five year period.

(3)	These options are granted for a term of eight years, and become exercisable in equal parts over a three year period, starting 2008.

(4)	These options are granted for a term of five years, and become exercisable in equal parts over a five year period.

(5)	As a result of his resignation the options granted to Mr. A.J.M. van der Ven will expire per the end of March, 2010.

(6)	As a result of the final ranking of ASM International in a predefined peer group the options granted in January 2006 to Mr. A.J.M. van der Ven have vested at 87.5% and the options granted in May 2006 to all members of the Management Board have vested at 0%.

In March 2009, Mr. W.K. Lee in his capacity of member of the Board of Directors of ASMPT was granted 110,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. The shares were issued in December 2009. The fair value of the shares granted amounted to € 199. In February 2008, Mr. W.K. Lee in his capacity of member of the Board of Directors of ASMPT was granted 110,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. The shares were issued in December 2008. The fair value of the shares granted amounted to € 479.

NOTE 29 Share Ownership and Related Party Transactions

The ownership or controlling interest of outstanding common shares of ASM International N.V. by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2008		December 31, 2009
	Shares owned	Percentage of Common shares outstanding	Shares owned	Percentage of Common shares outstanding
Management Board:
A.H. del Prado	6,684,839	12.32%	9,275,839	17.93%
C.D. del Prado	132,945	0.24%	132,945	0.26%
J.F.M. Westendorp	6,000	0.01%	6,000	0.01%

Stichting Administratiekantoor ASMI	4,792,039	8.83%	2,142,039	4.14%

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

The former Chairman of the Supervisory Board, Mr. P.C. van den Hoek who resigned on May 14, 2009, was a partner in the European law firm of Stibbe until March 2009, and is now Of Counsel to Stibbe. Another partner at Stibbe serves as the Company’s general outside legal counsel. Mr. van den Hoek has been with Stibbe since 1965. Mr. van den Hoek also serves on the boards of directors of various European companies. Fees for services to Stibbe amounted to € 1,415 and € 1,115 in 2008 and 2009, respectively.