Form 20-F
period 2010-12-31
ASM INTERNATIONAL N V
filed 2011-03-25
CIK 351483

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2010

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

Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 52,931,881 common shares; 0 preferred shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this annual report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

EX - 1.1
EX - 4.7
EX - 4.13
EX - 8.1
EX - 12.1
EX - 12.2
EX - 13.1
EX - 15.1
EX - 101	XBRL Financial Data

PART I

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

Forward Looking Safe Harbor Statement

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future revenue, sales, income, expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. (“ASM Pacific Technology”), business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, product shipment dates, corporate transactions, restructurings, liquidity and financing matters, currency fluctuations, litigation involving intellectual property, shareholder matters, and outlooks. These statements may be found under Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects” and elsewhere in this report. Forward-looking statements are statements other than statements of historical fact and typically are identified by use of terms such as “may,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in Item 4, “Information on the Company” and the risks discussed in Item 3.D., “Risk factors.” The risks described are not the only ones facing ASMI. Some risks are not yet known and some that we do not currently believe to be material could later become material. Each of these risks could materially affect our business, revenues, income, assets, liquidity and capital resources. All statements are made as of the date of this report, and we assume no obligation and do not intend to update or revise any forward-looking statements to reflect future developments or circumstances.

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected consolidated financial data.

The following selected financial data has been derived from ASMI’s historical audited consolidated financial statements. The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and Item 18, “Financial Statements,” and the accompanying notes for the corresponding fiscal years:

	Year ended December 31
	2006	2007	2008	2009	2010
	EUR	EUR	EUR	EUR	EUR
	(in thousands, except per share data)
Consolidated Statements of Operations data:
Net sales	877,491	955,239	747,362	590,739	1,222,900
Cost of sales	(538,674)	(594,163)	(477,100)	(409,224)	(673,322)

Gross profit	338,817	361,076	270,262	181,515	549,578
Operating expenses:
Selling, general and administrative	(120,654)	(129,676)	(126,591)	(107,777)	(130,596)
Research and development, net	(88,130)	(83,468)	(75,011)	(62,806)	(78,785)
Amortization of other intangible assets	(553)	(553)	(475)	(401)	(357)
Impairment of goodwill	—	—	(1,395)	—	—
Restructuring expenses	—	—	(7,068)	(35,687)	(11,201)

Total operating expenses	(209,337)	(213,697)	(210,540)	(206,671)	(220,939)

Earnings (loss) from operations	129,480	147,379	59,722	(25,156)	328,640
Interest income	5,902	6,113	4,047	1,018	1,221
Interest expense	(11,726)	(9,866)	(7,745)	(8,556)	(15,677)
Gain (loss) resulting from early extinguishment of debt	—	(10,049)	7,956	(1,759)	(3,609)
Accretion interest expense convertible notes	—	—	—	(4,286)	(6,010)
Revaluation conversion option	—	—	—	(24,364)	(19,037)
Foreign currency exchange gains (losses), net	(1,250)	(1,020)	785	(1,384)	(65)

Earnings (loss) from continuing operations before income taxes	122,406	132,557	64,765	(64,487)	285,462
Income tax expense	(14,095)	(19,245)	(12,144)	(3,786)	(42,939)

Earnings (loss) from continuing operations before dilution on investment in subsidiary	108,311	113,312	52,621	(68,273)	242,523
Gain on dilution of investment in subsidiary (1)	1,255	3,010	4,088	—	—

Net earnings (loss) from continuing operations	109,566	116,322	56,709	(68,273)	242,523

Loss from discontinued operations before income taxes (2)	(20,350)	—	—	—	—
Income tax expense	—	—	—	—	—

Net loss from discontinued operations	(20,350)	—	—	—	—

Net earnings (loss)	89,216	116,322	56,709	(68,273)	242,523

Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net earnings (loss)
Shareholders of the parent	34,334	60,977	18,411	(107,517)	110,639
Non-controlling interest	54,882	55,345	38,298	39,244	131,884

Earnings per Share data:
Basic net earnings (loss) from continuing operations per share:	€1.02	€1.13	€0.35	€(2.08)	€2.11
Basic net loss from discontinued operations per share:	€(0.38)	€—	€—	€—	€—
Basic net earnings (loss) per share	€0.64	€1.13	€0.35	€(2.08)	€2.11
Diluted net earnings (loss) from continuing operations per share:	€1.02	€1.07	€0.35	€(2.08)	€2.09
Diluted net loss from discontinued operations per share:	€(0.38)	€—	€—	€—	€—
Diluted net earnings (loss) per share:	€0.64	€1.07	€0.35	€(2.08)	€2.09
Basic weighted average number of shares (thousands)	53,403	53,968	52,259	51,627	52,435
Diluted weighted average number of shares (thousands)	53,575	65,076	52,389	51,627	61,494
Other data:
Number of common shares outstanding at year end (in thousands)	53,829	54,005	54,275	51,745	52,932
Dividends declared on common shares	—	€0.10	—	—	—
Number of preferred shares outstanding at year end	—	—	21,985	—	—

	As of December 31
	2006	2007	2008	2009	2010
	EUR	EUR	EUR	EUR	EUR
	(in thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	193,872	167,923	157,277	293,902	340,294
Total assets	832,297	840,333	767,798	851,700	1,214,117
Net current assets (3)	381,204	392,213	372,029	419,535	509,867
Total debt	228,500	186,936	153,682	265,430	215,681
Capital stock	2,153	2,160	2,171	2,070	2,117
Total shareholders’ equity	276,458	318,878	317,902	241,229	411,460

(1)	Following the adoption of ASC 810(-10 45-23) in 2009 results on dilution of investments in subsidiaries are accounted for directly in equity. The 2009 results and changes in equity have been adjusted accordingly.
(2)	The restructuring of ASM NuTool in 2005 followed by the sale of substantially all of the ASM NuTool patent portfolio to a third party in December 2006 required ASM NuTool to be accounted for retroactively as discontinued operations under US GAAP in our Consolidated Financial Statements.
(3)	Net current assets is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.

Exchange Rate Information

The following table sets forth, for each period indicated, specified information regarding the U.S. dollar per euro exchange rates based on the noon buying rate in New York City for cable transfers payable in euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.” Effective January 1, 2009 the Federal Reserve Bank has discontinued publication of Foreign Exchange Rates. The information regarding the U.S. dollar per euro exchange rates will now be based on the rates of the European Central Bank, referred to as the “reference rate.” On March 2, 2011, the reference rate was 1.3809 U.S dollars per euro.

U.S. Dollar per Euro Exchange Rate

	September 2010	October 2010	November 2010	December 2010	January 2011	February 2011	March 2011 [1]
High	1.3648	1.3705	1.2998	1.3435	1.3716	1.3440	1.3825
Low	1.2697	1.4101	1.4244	1.3064	1.2903	1.3834	1.3809

	Years Ended December 31,
	2006	2007	2008	2009	2010
Average exchange rate [2]	1.2661	1.3797	1.4695	1.3963	1.3207

(1)	Through March 2, 2011.
(2)	Average of the exchange rates on the last day of each month during the period presented.

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

If any of the following risks are realized, our business, financial condition, cash flow or results of operations could be materially and adversely affected, and as a result, the trading price of our common stock could be materially and adversely impacted. These risk factors should be read in conjunction with other information set forth in this Report, including without limitation Item 4 Information on the Company, Item 5 Operating and Financial Review and Prospects, and our Consolidated Financial Statements and related notes.

RISKS RELATED TO OUR INDUSTRY

The industry in which we operate is highly cyclical and continues to recover from an unprecedented downturn which negatively impacted our business.

We sell our products to the semiconductor manufacturing industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Starting late in 2008 and continuing in 2009, this industry experienced a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn, which led to significant layoffs, plant closings, reduced capital expenditures and other cost reduction measures by semiconductor manufacturers. These conditions caused a substantial diminution in the demand for our products, which represent capital expenditures for our customers although a pick-up in demand was evident in the second half of 2009 and continued through 2010. However, future negative industry or general economic conditions may lead to business and financial deterioration and further consolidation in the semiconductor manufacturing industry. The timing, length and severity of such cycles cannot be predicted. The unprecedented nature of the recent and any future global financial crisis and economic downturn may result in changes in the semiconductor manufacturing industry and the manner in which we must conduct our business in ways that cannot now be predicted.

Semiconductor manufacturers may contribute to the severity of downturn and upturn cycles by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. In any event, the lag between changes in demand for semiconductor devices and changes in demand for our products by semiconductor manufacturers accentuates the intensity of these cycles in both expansion and contraction phases. We may not be able to respond timely and effectively to these industry cycles in the expansion and contraction phases.

Industry downturns historically have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During periods of declining demand, we must quickly and effectively reduce expenses. However, our ability to reduce expenses is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, in a downturn, our ability to reduce inventories quickly is limited by the long lead time for production and delivery of some of our products, reduced sales, order cancellations and delays, and delays associated with reducing deliveries from our supplier pipeline. During an extended downturn, a portion of our inventory may have to be written down as excess or obsolete if it is not sold in a timely manner.

Industry upturns have been characterized by fairly abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel, and fund such increase of manufacturing capacity. Our inability to quickly respond in times of increased demand, because of the effect, for example, of our ongoing programs to reduce expenses and regulate the rate of purchases from our suppliers, could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

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

We face intense competition in both the Front-end and Back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the Front-end business include amongst others Applied Materials, Novellus Systems, Tokyo Electron, Kokusai, and Jusung. Our primary competitors in the Back-end business include amongst others Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui. A number of our competitors have substantial financial, technological, engineering, manufacturing, marketing and distribution resources, which may enable them to:

•	better withstand periodic downturns in the semiconductor industry, such as the recent downturn;

•	compete more effectively on the basis of price, technology, service and support;

•	more quickly develop enhancements to and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

We believe that our ability to compete successfully depends on a number of factors, including, without limitation:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of ownership of our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	responses to changing market and economic conditions; and

•	price of our products and our competitors’ products.

Some of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

Industry Alliances May Not Select our Equipment.

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

RISKS RELATED TO OUR BUSINESS

Commencing in 2009 and continuing through 2010, we implemented a major restructuring plan, the execution of which involves risks to our business and financial results.

Our PERFORM! program, designed to streamline our Front-end global operations and reduce our cost base including a focused effort on lowering our working capital requirements, was started in 2009 and involved the material restructuring of our significant Front-end operating, manufacturing and administrative units. These efforts and other initiatives continued through 2010. While the majority of the initiatives have been finalized in 2010, we will continue to further implement and build upon these initiatives as we transition to a more global sales organization, a more centralized and cost efficient R&D function, a global Enterprise Reporting Process (ERP) system, and the sharing of platforms among products. Changes of this magnitude across a broad spectrum of our Front-end operations involve significant risks to our operations, including among others the following:

•	adverse impact on our ability to provide customers with timely delivery and satisfactory service;

•	loss of intellectual capital through redirecting of R&D and other functions; and

•	underestimation of cost or overestimation of benefit.

We cannot assure you that we will be able to successfully manage these changes or that the changes will achieve all desired effects of streamlining our operations and reducing our cost base. If such restructuring and continued efforts are not successful for any reason, including because the attendant costs are higher or benefits are lower than estimated, it could have a material adverse impact on our competiveness, financial condition, results of operations and cash flows.

Our customers face challenges in economic downturns and if they cannot perform their obligations to us our financial results will suffer.

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

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 5.2% (which is 21.6% for our largest Front-end customer and 4.3% for our largest Back-end customer) and our ten largest customers accounted for 27.9% (which is 61.2% for our ten largest Front-end customers and 27.3% for our ten largest Back-end customers) of our net sales in 2010. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights and confidential information. These agreements and measures may not be sufficient to protect our technology from third party infringements or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

Intellectual property laws may not adequately support our proprietary rights or may change in an unfavorable manner. Patent rights may not be granted or construed as we expect, and key patents may expire resulting in technology becoming available that may hurt our competitive position.

In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in such countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

In past years, there has been substantial litigation regarding patent and other intellectual property rights in our semiconductor and related technology industries. In the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others.

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

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials a settlement fee and to grant it a worldwide, non-exclusive and royalty-free license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses granted by Applied Materials to us expire at the end of the life of the underlying patents which expire at various times through approximately 2018. Our obligation to pay certain royalties to Applied Materials generally continues until the expiration of the corresponding underlying patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. These covenants, which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

Additional litigation with Applied Materials regarding the operation of the settlement agreement or other matters could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position.

As of December 18, 2007, we ceased paying royalties under certain Applied Materials patent licenses in respect of patents that we no longer practice. If it is determined that we still practice these patents, we will owe royalty payments to Applied Materials on our sales of covered products since that time.

Under our settlement agreement with Applied Materials, we pay royalties based upon our sales of equipment that employs technology covered by the licensed patents. We believe that we no longer practice patents applicable to certain equipment and ceased paying royalties on the sale of such equipment as of December 18, 2007 and gave written notice to Applied Materials in December 2007. The agreement provides a process to address royalty issues in a prescribed manner: the first step is written notice of a royalty matter to a party; the second step is amicable resolution with the participation of an expert if desired by Applied Materials; and the final step if not resolved by the parties is through binding arbitration. Initiation of this process is not considered a default event and the remedy is the payment of any unpaid royalties for equipment shipped after the written notice that are ultimately agreed to by the parties or determined by arbitration. Applied Materials is verifying our position through the review by an independent expert. While we consider the matter closed, Applied Materials notified us in late 2009 that they are continuing to evaluate the matter and will contact us if they require additional information. Although we believe our position is correct, the outcome of any possible arbitration is uncertain and, if we are not successful, we could be required to pay up to approximately € 4.3 million for royalties as of December 31, 2010.

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

During 2008 two ASMI shareholders requested the Dutch Enterprise Court to investigate certain matters in relation to the Company and Stichting Continuïteit ASM International. In August 2009 the Enterprise Court ordered an inquiry in respect of the affairs of the Company. In July 2010 the Dutch Supreme Court annulled the order of the Enterprise Court and remanded the decision to the Enterprise Court to consider certain observations of the Supreme Court. The Enterprise Court has not yet rendered a new decision on whether an inquiry into the affairs of ASMI is to be held.

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

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology in our results. ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2010, we owned 52.36% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Pacific Holding B.V. and the remaining 47.64% was owned by the public. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations in ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our Consolidated Statements of Operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our Consolidated Balance Sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

The ASM Pacific Technology shares we own are partly pledged as security for our revolving credit facility. If such shares were sold upon the exercise of remedies following an uncured default under this credit facility, we may no longer be able to consolidate the result of operations of ASM Pacific Technology.

ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 7.5% of its total issued shares subject to certain limitations. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. Our interest could further be diluted if ASM Pacific Technology issues equity for other purposes. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of shareholders in general meeting in accordance with the listing rules of the Hong Kong Stock Exchange, which in effect makes such decision subject to our approval. We may need to purchase shares of ASM Pacific Technology or take other measures to maintain our majority interest in the future. There is no assurance that we will have sufficient financial resources to do so at that time.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

Certain directors of ASM Pacific Technology are directors of ASM International. However, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interest.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Cash dividends received from ASM Pacific Technology totaled € 49.1 million, € 21.4 million, and € 65.6 million in 2008, 2009 and 2010, respectively. In the past, we have used these dividends in our Front-end business. In November 2006, we announced our commitment that for at least the years 2007, 2008 and 2009 we would not use these cash dividends to support our Front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, pay dividends on our common shares, or purchase shares of ASM Pacific Technology. At our 2010 Annual General Meeting, we announced that we would continue this commitment for at least another two years through 2011. See Item 5, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

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

As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeovers Code. In particular, under the Hong Kong Takeovers Code we would be excluded from voting on a takeover transaction requiring shareholder approval if we have an interest in such transaction.

We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel particularly during sustained economic upturns in the industry. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. We have agreements with some, but not all, key employees restricting their ability to compete with us after their employment terminates. We do not maintain insurance to protect against the loss of key executives or employees. Our future growth and operating results will depend on:

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

We outsource a portion of the manufacturing of our Front-end business to a limited number of suppliers. If our suppliers were unable or unwilling to deliver products in a timely manner to us in the quantities we require for any reason, including without limitation, capital constraints, natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our customer relationships and financial performance. Many of our suppliers face economic challenges in a depressed or difficult global economy, which increases our risk of disruption from a supplier’s failure to perform its obligations to us in a timely manner.

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

We market and sell our products and services throughout the world. A substantial portion of our manufacturing employees and operations are in the People’s Republic of China and the success of our business depends substantially on those operations. In addition, we have operating facilities in the Netherlands, the United States, Japan, Hong Kong, Singapore, Malaysia and South Korea. Our operations are subject to risks inherent in doing business internationally, including, without limitation:

•	unexpected changes in regulatory or legal requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	potentially adverse tax consequences;

•	fluctuations in foreign currency exchange rates and foreign currency controls;

•	political conditions and instability;

•	economic conditions and instability;

•	terrorist activities;

•	human health emergencies, such as the outbreak of infectious diseases or viruses;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	differences in possibilities to protect intellectual property rights;

•	differences to enforce agreements and other rights;

•	differences in accounts receivable payment terms and practices; and

•	business interruption and damage from natural disasters.

To the extent that such disruptions slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and operating results could be materially and adversely affected.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing R&D activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

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

Any acquisitions or investments we may make could disrupt our business and harm our financial condition.

We may consider from time to time additional investments in complementary businesses, products or technologies, such as the current acquisition by ASM Pacific Technology of the SEAS Business. We may not be able to successfully integrate these businesses, products, technologies or personnel that we might acquire in the future, and accordingly we may not realize the anticipated benefits from such acquisitions. In particular, our operation of acquired businesses involves numerous risks, including without limitation:

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

RISKS RELATED TO AN INVESTMENT IN OUR SHARES

Lehman Bros. liquidation administrators have notified us that our common shares purchased by Lehman and held by Lehman in custody accounts on our behalf may have a shortfall.

During 2008, we engaged Lehman to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets. As of September 15, 2008, Lehman had purchased and held 2,552,071 shares for our account. Lehman went into bankruptcy administration on September 15, 2008, and we subsequently filed a submission giving notice of our proprietary interest in the shares believed to be held in custody by Lehman. At our May 2009 AGM, our shareholders resolved to cancel all of these treasury shares and we so notified Lehman of the cancellation. However we were notified in September 2010 by the Lehman administrators that there is a possible shortfall in the number of shares held by Lehman as reflected in the statements of our accounts with Lehman. To the extent the number of treasury shares held by Lehman as of the date of their cancellation is lower than 2,552,071 only such lower number of shares have been cancelled and the shortfall of shares may still be considered outstanding. The Lehman administrators report that some time prior to its bankruptcy, Lehman put into a segregated client omnibus account a cash sum on our behalf of $6,758,796, which the administrators apparently regard as money to which we have a proprietary right in lieu of some or all of the missing shares. We are uncertain at this time as to the accuracy of the shortfall of shares, the sufficiency of this cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, the timeline for clarity and resolution of this item is expected to be considerable, perhaps up to several years.

Our founder who is also Chairman of the Board of ASM Pacific Technology controls approximately 21.4% of our voting power which gives him significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board and makes it substantially more difficult for a shareholder group to remove or elect such members without his support.

Our founder controlled approximately 21.4% of the voting power of our outstanding common shares as of December 31, 2010. Accordingly, he has significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board.

Persons nominated by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at a general meeting of shareholders will be elected if they receive a majority of the votes cast at the meeting. Nominees to the Supervisory Board or Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at the meeting, provided such affirmative votes represent at least one third of our issued capital. Members of the Supervisory and Management Boards may be removed only by the affirmative vote of a majority of the votes cast at a meeting, and, unless such removal is recommended by the Supervisory Board, the affirmative votes must represent at least one third of our issued capital. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of our founder.

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

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2010 and December 31, 2010, the sale price of our common shares, as reported on the NASDAQ Global Select Market, ranged from a low of US$ 19.10 to a high of US$ 35.09. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following, without limitation:

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	changes in analysts’ earnings estimates and recommendations;

•	developments in the financial markets;

•	quarterly fluctuations in operating results;

•	hedge fund and shareholder activist activities;

•	general economic, political and market conditions, such as recessions or foreign currency fluctuations; and

•	general conditions in the semiconductor and semiconductor equipment industries.

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

In addition, in our Front-end segment we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our earnings from operations from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our earnings from operations for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our earnings from operations. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our financial position and net earnings.

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

B. Business overview.

Introduction

Our Business

We are a semiconductor capital equipment supplier. We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits. The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is mainly active in the wafer processing and assembly and packaging market segments. The wafer processing segment is referred to as “Front-end.” Assembly and packaging is referred to as “Back-end.”

Front-end production systems perform processes on round slices of silicon, called wafers, which are typically 200mm or 300mm in diameter. During these processes, thin films, or layers, of various materials are grown or deposited onto the wafer, or modified in various ways such as through temperature treatment or etching. Some of these films are electrically conductive, some are electrically insulating. By depositing multiple layers of films, multi-level, integrated electrical circuits are created. Many individual integrated circuits are created at one time on each wafer, and these are referred to as “dies” or “chips.” After testing these individual circuits for correct performance, the dies on the processed wafer are separated, with each die of the same wafer containing the same circuitry. Back-end production systems then assemble and connect one or more known good dies in a single package, to form a complex semiconductor device that will perform calculations, store data and interface with its environment.

Our Front-end operations are conducted through wholly-owned subsidiaries, the most significant being ASM Front-End Manufacturing Singapore Pte Ltd. (“FEMS”), located in Singapore, ASM Europe B.V. (“ASM Europe”), located in the Netherlands, ASM America, Inc. (“ASM America”), located in the United States, ASM Japan K.K. (“ASM Japan”), located in Japan, and ASM Genitech Korea Ltd. (“ASM Genitech”) located in Korea.

Our Back-end operations are conducted through our majority-owned subsidiary, ASM Pacific Technology Ltd. (“ASM Pacific Technology”), with principal operations in Hong Kong, the People’s Republic of China, Singapore, and Malaysia. At December 31, 2010, we owned 52.36% of the outstanding equity of ASM Pacific Technology.

The location of our Front-end facilities allows us to interact closely with customers in the world’s major Front-end geographic market segments: Europe, North America, and Asia. The principal market we address in the Front-end is a portion of the “Deposition and Related Tools” market segment, as defined by VLSI Research1. Our Front-end segment accounted for 27.1% of our net sales in 2009 and 24.0% of our net sales in 2010.

Our Back-end facilities are in close proximity to where most customer assembly and packaging operations are located. The principal markets we address in Back-end are portions of the “IC Bonding Equipment,” “Packaging Equipment” and “IC Integrated Assembly Systems” segments as defined by VLSI Research 2, which segments include assembly and packaging equipment for LED’s. We also manufacture and sell lead-frames which are substrates connecting the various circuits on a chip to the devices in which the chips are installed. Our Back-end segment accounted for 72.9% of our net sales in 2009 and 76.0% of our net sales in 2010.

[1]	www.vlsiresearch.com, VIC code 1460.00000, accessed February 21, 2011.
[2]	www.vlsiresearch.com, VIC codes 1540.00000, 1550.00000 and 1560.00000, accessed February 22, 2011.

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

In January 2009 we announced the transfer to Singapore of the complete manufacturing, i.e. including final assembly and test, of our Vertical Batch Furnaces. As a result, since the end of 2009, our Vertical Batch Furnaces are completely manufactured in FEMS. In 2010 we continued with the transfer of the manufacturing responsibility for our Single Wafer Products to FEMS. As part of this transfer, in 2010, we closed our production facilities in Phoenix, Arizona and in Nagaoka, Japan.

Almere Headquarters

In December 2008, we relocated our headquarters from Bilthoven to our existing facility in Almere, the Netherlands. We are marketing our Bilthoven facility for sale.

Product Portfolio Streamlining

We are in the process of moving the 300mm process technologies offered on the Polygon Platform to the Eagle XP platform. The Eagle XP common platform enables us to improve the coherency in our product portfolio.

Restructuring

In July 2009 we announced a major restructuring program called PERFORM! This plan calls for globalization of manufacturing, sales and service, and platform R&D functions, and streamlining of our Front-end organization in two business units: Thermal Products (including CVD/Diffusion and ALD/Epi Product Lines) and Plasma Products (including PECVD and PEALD Product Lines). We announced in 2010, as part of PERFORM!, the establishment of a third business unit: Global Service and Spares, to increase the focus on servicing, and to generate increased revenue and improved margin from our growing installed equipment base.

In 2010, we completed the restructuring of our ASM America (ASMA) operations by transferring the manufacturing in our Phoenix, Arizona, facility to our FEMS operation in Singapore, and closing the Phoenix manufacturing facility in August. In 2010, we also completed the restructuring of our ASM Japan operations by closing our manufacturing facility in Nagaoka, Japan, by the end of 2010.

We also completed in 2010 much of the consolidation of the regional finance and IT activities to our new Shared Service Center in Singapore.

Recent Developments—Back-end Business

The year 2010 was a stellar year for ASMPT. Capturing the opportunity that was brought about by the strong recovery of the economy in Asia, ASMPT managed to break all new records in bookings, billings and net profits and managed to achieve revenues of over US$1 billion, for the first time in ASMPT’s history. In the course of the year, ASMPT set up a new factory in Huizhou, China, and also started the construction of a new R&D building in Chengdu, China.

In 2010, ASMPT also made a strategic move to enter the SMT equipment industry by acquiring the SEAS business from Siemens AG as at January 1, 2011. The size of the SMT equipment market is at least the same as the semiconductor assembly and packaging equipment market, if not bigger. The acquisition of the SEAS business offers ASMPT another excellent growth engine. The SEAS business is renamed ASM Assembly Systems (ASM AS). Munich, Germany, will continue to be the Headquarters of ASM AS as well as the Center of Excellence for SMT equipment within the ASMPT Group. With ASM AS, ASMPT is in a unique position to capitalize on the industry trend of convergence of the semiconductor assembly process and the SMT process. The addition of the Munich R&D center will further strengthen the long term strategic position of ASMPT.

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

A second development that has decreased the cost per device is the increased size of the wafer (the silicon substrate upon which semiconductors are built), so that more devices can be produced within one production cycle. Today, almost all of the newly installed semiconductor device fabrication capacity employs 300mm wafers, with each wafer typically holding between a few dozen to several thousand individual circuits. In several industry consortia a transition to 450mm wafers is being discussed.

The semiconductor industry had a substantial up year in 2010, driven by an over US$ 1.6 trillion global electronics industry (VLSI Research Chip Insider February 14, 2011), that required approximately $248 billion (ibid.) in semiconductors. The semiconductor industry in turn, supported the approximately $47 billion (ibid.) semiconductor capital equipment industry, which supplies the needed production systems and services.

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

Parallel to the above-mentioned trends of transistor scaling and larger wafer size, another trend is beginning to emerge on the die level: heterogeneous integration. While the components on a chip that perform calculation and storage can undergo scaling, other components, such as inductors, capacitors, sensors, micromechanical, photonic, or micro-fluidic devices, do not scale as easily as do transistors and some capacitors. Yet, in order to make devices with these components small and cost-effective enough, they will eventually also have to be integrated into the same semiconductor device. Although several functions can be integrated on a single die, as in a system on a chip (“SoC”), for economic reasons this is usually limited to the components that scale with Moore’s law (“more Moore”), and use the same base material (silicon). For components that do not scale, or components that use a different base material it is not always practical or economically feasible to place them on the same die. In that case, integration of several dies, sometimes coming from different supply lines, in a single package to form a system in a package (“SiP”) is the alternative solution that provides the desired functionality. This trend is sometimes referred to as “more than Moore.”

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

The Front-end manufacturing process is complete when all of the layers have been deposited and patterned on the wafer. As a last step, the correct electrical functioning of the integrated circuits on each die is confirmed by probing. Non-functioning circuits are marked so they can be eliminated before the Back-end processing. The introduction of even trace levels of foreign particles or material can make a circuit, or even an entire wafer, unusable. To reduce the level of foreign particles or material, Front-end processing is performed in clean rooms with ultra-low particle and contamination levels. Once the Front-end processing is complete, the entire wafer with multiple, functioning, integrated circuits is shipped to the Back-end facility where it is separated into dies, which are then bonded to a suitable substrate or lead frame, packaged, and tested before final shipment of the semiconductor device to the end customer. Back-end processes do not require the same level of contaminant control. These processes are performed in facilities that differ from facilities in which Front-end processes are performed.

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

Back-end Manufacturing Process

When the wafer with confirmed working integrated circuits is received in the Back-end facility, wafers are first cut (“diced”) into individual dies or chips by a dicing saw or sometimes a laser. The dies are then separated and a single die is (or for an advanced device several different dies are) picked and attached to a lead frame or other substrate by a bonding process. The lead frame or substrate provides the interface between the electrical circuit on the die and the system in which the die is incorporated. Lead frames are produced by stamping or etching out a pattern on a strip of copper or iron-nickel alloy. For high precision (and fast turnaround purposes) lead frames are produced by an etching process to achieve a shorter time to market. Stamped frames are typically used for very high volumes on mature designs. In order to allow a wire to be easily attached to its surface, the lead frames are plated with a thin layer of silver or a stacked layer of nickel, palladium, and gold on appropriate places. The electrical connection of the electrical circuit to the lead frame is made by wire bonding. As few as one or as many a thousand or more separate wires are each connected between a terminal connection point called “pad” on the die and a lead on the lead frame, through which the device is able to communicate with the printed circuit board. Lead frames and wire bonding are by far the most common technology in use today.

After this assembly and wire bonding interconnection process, the dies are encapsulated to protect them from environmental influences. The encapsulation process employs high-grade epoxy molding compounds (“EMC”), automated molding systems, and tooling to enclose the die and wires. The molding compound forms a hard casing around the die and wires after it is cured. For production efficiency during assembly most lead frames consist of many parts arranged in rows and columns. Each individual part is moved through the multiple assembly process steps connected to other identical parts. After the molding process is completed, the parts are separated from this array in a series of processes referred to as trim, form, and singulation. Here too, high precision tooling and automation are employed to precisely cut away portions of the substrate or lead frame so that the packaged unit is freed from the rest. These singulated units will then move through inspection, electrical test, marking and packing to prepare the tested and finished devices for shipment to the customer.

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

The following is an alphabetical list of the principal Back-end processes used by semiconductor manufacturers:

•	Binning assigns tested, packaged devices to defined performance categories.

•	Die Bonding mounts the die onto carriers such as lead-frames using a die bonder.

•	Die Separation separates the dies on the wafer into individual units using dicing saws.

•	Die Sorting segregates tested dies into different performance levels.

•	Encapsulation or Molding encases the die in a protective housing, often epoxy, using dispensing systems or transfer molds.

•	Marking puts product identification information on the semiconductor package using stencil printing or laser inscription techniques.

•	Product Testing tests the performance of the completed, encapsulated, and singulated semiconductor device.

•	Singulation is the separation of the many individual devices attached to a lead frame.

•	Trim and Form cuts away the excess portion of the lead frame and bends the leads into the desired shape, resulting in the completed semiconductor device.

•

Wire Bonding attaches extremely thin gold, copper, or aluminum wires between the input/output terminals (“I/O terminals”) known as “pads” on the die and the lead frame leads creating electrical connections using a wire bonder. Wedge bonding employs only ultrasonic energy, while thermosonic wire bonding employs both heat and ultrasonic energy.

LED Manufacturing Process

Light Emitting Diodes (LEDs) are manufactured on sapphire or silicon carbide substrates of typically 2” to 4” in diameter. The LED is formed by sequentially depositing semiconducting N- and P- type thin films on the substrate surface by MOCVD (Metalorganic Chemical Vapor Deposition). Following MOCVD patterned electrical contacts are provided by a Mask Aligner. Individual dies are singulated by a laser scriber and a dicing machine. The individual LED dies are then tested on electrical and chromatic properties and binned in different performance categories. The substrates of LED packages can be Vertical Lead frames, pre-molded SMT Lead frames or Ceramic substrates. LED dies are attached to the package substrates with conductive or non-conductive glue. Eutectic die attach and flip chip die attach are also employed. The electrodes of the LED die are connected to the leads of the package substrate with fine Gold Wire by a Wire Bonder.

For white LED packages, a yellow phosphor is deposited onto the surface of Blue LED dies. LED dies with dome surface are coated in a Silicone Liquid Molding machine. The packages are singulated and then tested and sorted into different bins, and each bin is packed onto a Tape and Reel Form by the Taping Machine.

The SMT Placement Process (Electronics Assembly)

Modern electronic modules are produced by placing various components and connectors on printed circuit boards. To ensure the precision and efficiency required to handle ever smaller components at ever lower cost, the placement process takes place on highly automated surface-mount technology (SMT) lines.

These SMT lines and the placement process in general can be divided into three main segments:

•	The solder paste printer, which applies solder paste to the printed circuit board (PCB) in order to keep the components in place during the entire placement process

•	The placement machine, which places various components on the printed circuit board in predefined positions

•	The reflow oven, in which the solder paste is heated and hardened or adhesives are cured in order to create a permanent bond between the components and the printed circuit board’s conducting paths

The Printer

The soldering paste or adhesive is applied with special paste printers, mostly by using the screen printing method. A laser-perforated metallic stencil (the screen) is positioned over the printed circuit board in such a way that the stencil’s openings are centered over the contact areas (pads) for the components. The machine then presses the screen against the circuit board and uses a squeegee to press the solder paste through the openings onto the pads.

The Placement Machine

The components are supplied to the placement machine via various types of feeders such as tapes, trays, belts or tubes, depending on the type and size of the component.

A placement head, which can move along three axes and rotate around the Z-axis, uses suction to pick up a component from the tape or tray, checks the component’s position with the help of a camera system, computes its angle and offset from the nominal position, and places it onto the printed circuit board. When all components have been placed, a conveyor system moves the board to the next station and replaces it with a fresh, empty board.

To increase the throughput rate, modern placement machines have several “revolver-type” placement heads, each of which is able to pick up and place multiple components per cycle in order to minimize the travel time between pick-up and placement positions. And thanks to their modular design, the machines can be configured with different feeder modules, placement heads, camera systems, etc. in order to best meet the specific production requirements. For products with many components and high line throughput requirements, multiple SMT placement machines are usually positioned in a line.

The Reflow Oven

Once all components have been placed, the PCB is transported into the reflow oven, where the board is heated to the appropriate processing temperature. The solder balls in the solder paste melt and create a mechanical as well as an electrical connection between the components and the printed circuit board. If the SMD components were glued on, the reflow oven is used to cure the adhesive at a temperature that is lower than the heat required to melt the solder paste. Once the adhesive has hardened, the boards are flow-soldered – usually after additional special components have been installed.

Modern SMT lines contain additional systems and components such as quality control systems (e.g., automated optical inspection or AOI systems) or special process control systems (e.g., barcode readers).

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

Technology Trends in Electronics Assembly

As a result of the above, new technological requirements for placement equipment arise from the component side as well as from downstream production processes and from the markets for end products.

The trend toward integrating ever more complex functions in the smallest amount of space continues unabated and will keep playing a significant role in the development of placement equipment and SMT production techniques. Examples of this trend include:

•	More use of dies, which can be placed closer together because of their lack of packaging, and package-on-package (PoP) designs, which are placed one on top of the other

•	More optical circuitry for faster transmission rates

•	More component diversity

The market for LED placement equipment is a good example of some of these technological requirements: The setup processes and programs must be able to handle the different LED brightness categories and accommodate them with the addition of series resistors or by permitting only the placement of LEDs in the same brightness category. Since LED components are very fragile, they must be positioned with great care using special nozzle shapes. In addition, the placement machines and conveyor systems must be able to process extra-long boards, because the multiple clusters of backlight units are often very large.

These and other developments in the component and PCB field pose ever tougher demands on the precision and flexibility of the placement equipment – from drives and gantries to feeders and vision systems to placement heads and pick-up systems. And since producers are also subject to increasing pressure in terms of costs and efficiency, this level of precision must be delivered even for high placement speeds and over long periods of time. Another challenge is the feeding of components directly from the wafer, which is a way of eliminating time-consuming and expensive process steps such as the packaging of dies and flip-chips. Other challenges are posed by the growth in selected application fields such as LED placement.

New requirements arise also at the customer end. Shorter product life cycles and the rising number of product variants along with optimized logistics chains reduce the average lot sizes and make for shorter lead times. At the same time, today’s lines run at much higher speeds. As a result, each shift must be able to handle more and more product changeovers, which means that the associated setup procedures reduce the productivity of traditional SMT lines.

In the process control area, customers want more features ranging from monitoring to full-fledged component traceability for sophisticated applications in medical technology, aerospace engineering and the automobile industry. But no matter which industry they serve, electronics manufacturers have to deal with huge competitive and cost pressures as well as a highly cyclical market environment.

As far as recent trends in LED packaging are concerned, the sapphire or silicon carbide substrate for LED chip fabrication is migrating from 2” to 4”, some are moving to 6” substrates in production. Larger substrates can produce more LED chips in a wafer. With reference to chip sizes, High Power LED increases the chip size to 40 mils or above to increase the total output power for a single chip. Furthermore, as the LED efficiency increases, more chips move to 6 mils to reduce the cost for small power application such as indicators. For package substrates, more High Power LED packages employ ceramic and silicon substrates for better heat dissipation.

Our Response to Technology Trends

We develop and manufacture wafer processing systems and new thin film materials that enable our customers to produce devices that consume less power, are faster, show less variability, are more reliable and are able to store more electrical charge. In order to meet our customers’ needs, we have developed, and are still developing many new materials. For example, in the FEOL, high-k dielectrics and novel metal electrodes can reduce the power consumption of a device, thereby enhancing battery life. This same class of materials can also lead to larger charge storage in a smaller capacitor, critical for memories and RF circuits. Whereas in the recent past much focus has been on the development of the high-k dielectric, today as much focus is on new technologies and materials for the metal electrode and the gate sidewall passivation. Another example of new materials in the FEOL is our silicon-germanium (“SiGe”) and silicon-carbon (“SiC”) epitaxial materials that can increase the switching speed of the transistors and the circuit in which they are embedded by so-called strain engineering. This can be done without negatively affecting the power these transistors consume.

In the BEOL or interconnect process, a continued demand to improve the speed at which signals travel through thin copper wires has led to the development of a full suite of low-k materials. These low-k materials can decrease the amount of delay in signal propagation, resulting in, for example, faster microprocessors. We have been one of the leaders in successfully introducing these low-k materials in the market.

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

For our Back-end customers, lead frame and wire bond technology continues to offer the most flexible method of connecting the die to the printed circuit board. Increasing pressure on the number of I/O terminals per unit area of silicon continues to drive down the distance between two adjacent interconnect points or pads, reducing the bond pad pitch and allowable wire diameter. The increasing I/O requirement has also resulted in the use of several rows of these pads on a single die. Production is now ongoing with a bond pad pitch of 30 microns. Wire bonding must not only address decreasing wire diameters and pitch, but also address the throughput to reduce the overall cost of the device. Future wire bonding platforms will be able to operate in an environment that requires the bond pad pitch to be at 25 microns. The increasing row count will require better control of the wire shapes and looping profiles to maintain signal integrity at high communication speeds. All of this must be achieved with the highest possible speed and reliability. In addition, semiconductor manufacturers are looking to automation and integration of Back-end equipment as ways to reduce costs and increase productivity.

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

The newly developed ASM Die Bonder AD8312 offers a wide range of benefits with the sole target of producing highest speed and quality at lowest cost per die placement. Special handling and operating aspects of stacked and thin die are incorporated in the revolutionary machine concept. The extremely fast vision system and the ultra-light pick and place head with his innovative linear motor technology offer an incredible increase in performance, product quality and yield.

Response to Technology Trends in Electronics Assembly

Under the industry-famous product brand SIPLACE and in close coordination with customers and other partners, innovative SMT placement machines are developed and manufactured which are able to process a broad spectrum of components with high speed, precision and reliability. With the modular machine designs and in connection with our SIPLACE software and SIPLACE services our customers are offered complete solutions which allow them to flexibly adapt their SMT lines to shorter lead times, fluctuating workloads, frequent product changes and ever smaller lot sizes.

Thus far, over 25,000 placement solutions have been installed successfully at more than 2,500 customers worldwide. SIPLACE employees support electronics producers and EMS providers in the telecommunication, automotive, IT, consumer electronics and automation industries as well as in other segments. For example, approx. half of all mobile phones worldwide are produced with SIPLACE placement equipment. This success results from the combination of excellent technical expertise with innovative strength and close customer orientation.

The SIPLACE X-Series is one of the most powerful high-end SMT platforms anywhere and was one of the first solutions able to handle 01005 components with no slowdown in high-volume environments. With its high precision and speed, the SIPLACE X-Series is the ideal solution for large EMS companies, mobile phone production and the growing LED placement market.

With the SIPLACE CA we developed and brought to market the first placement platform that can supply components directly from the wafer as well as with classic SMT feeder technologies. For the electronics manufacturer, this capability means maximum flexibility and guaranteed investment protection.

In 2010 the SIPLACE SX placement platform was launched, whose special interchangeable gantries, intelligent feeders and innovative setup concepts make it the ideal solution for high-mix environments. The key feature of this highly innovative solution is the “Capacity-on-Demand” function. The newly developed SIPLACE MultiStar placement head switches automatically between Collect & Place mode, Pick & Place mode and a special mixed mode, which is why it can be used for the fast placement of standard components as well as for the end-of-line placement of large components. Thanks to these properties, even high-mix lines can operate well balanced at all times for improved total line productivity.

With the digital SIPLACE D-Series, which combines high-tech innovations with proven technologies, an excellent price-performance ratio and cost of ownership, SIPLACE offers a platform for highly cost-sensitive users in the standard and high-performance segment who require lots of flexibility.

For 2011, ASM Assembly Systems has scheduled the launch of the SIPLACE DX, whose features and price-performance ratio were optimized especially for high-volume production environments in Asia and other parts of the world.

With their digital vision systems, intelligent SIPLACE X-feeders, head models, conveyor systems and linear drives, all current SIPLACE platforms use a shared pool of basic hardware modules to simplify the production and maintenance of the entire portfolio.

To put the performance and flexibility of its machines to the best possible use, ASM Assembly Systems has developed the extensive SIPLACE software suite, which ranges from production scheduling to line and process control to monitoring, setup verification and traceability. In addition, the SIPLACE FACTS materials management system and the SIPLACE LES line execution system for setup-optimized production synchronization provide customers with exceptionally powerful software solutions.

Products

Market Coverage

The table below indicates the major market segments of the semiconductor equipment industry. The principal market segments in which we participate are underlined.

Major Market Segment [1]
Market Segment 1	Test and related Systems	IC Fabrication Equipment or Front-end	IC Assembly Equipment or Back-end
	Automated Test Systems	MicroLithography and Mask Equipment	Assembly Inspection Equipment
	Material Handling Systems	CMP Equipment	Dicing Equipment
		Ion Implanters	Bonding Equipment
		Deposition and Related Tools [2]	Packaging Equipment
		Etching and Cleaning Tools	Integrated Assembly Systems
		Process Diagnostic Equipment	Leadframes [3]

(1)	Based on VLSI Research Industry Segmentation (www.vlsiresearch.com, accessed February 1, 2011).
(2)	This segment also includes diffusion and oxidation furnaces.
(3)	While the materials segment is not included by VLSI Research in the Back-end segment, lead frames are a significant component of our revenues.

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

Product Platform [1]	ASMI Process Technology [1]	Products [1]
Advance 400 Series	ALD, CVD, diffusion/oxidation, LPCVD	A400, A412, A4ALD, Vertical Furnace Systems
Eagle	PECVD	Eagle 10, Eagle 12 (2) , Dragon 2300 (2) Single Wafer Plasma Processing Systems
Eagle XP (3)	PECVD,PEALD, ALD	Pulsar 3000 and EmerALD ALD Products, PECVD Products, PEALD Products
Epsilon	Epitaxy, LPCVD	Epsilon 2000 and Epsilon 3200 (4) Single Wafer Epitaxy Systems
Polygon	ALD, PEALD	Polygon 8200, Polygon 8300 (5) , Pulsar 3000 (5) Single Wafer Atomic Layer Deposition Systems

(1)	Advance, Epsilon, Polygon, PEALD, Eagle, Dragon, Pulsar, EmerALD, A400 and A412, are used, registered or pending ASMI trademarks. For a detailed list of trademarks we own please refer to the Intellectual Property section.
(2)	The functionality of the Dragon and the Eagle 12 has merged with the Eagle XP platform starting in 2010.
(3)	The Eagle XP is our standard single wafer processing platform designed to accommodate multiple process application modules with common platform standards.
(4)	It is our plan to merge the functionality of the Epsilon with the Eagle XP platform starting in 2011.
(5)	The functionality of the Polygon, Pulsar and EmerALD has merged with the Eagle XP platform starting in 2009.

Description of our Front-end Segment’s Product Platforms

Advance 400

The Advance 400 is our Vertical Furnace, batch processing platform. Products built on this product platform are used for diffusion, oxidation, (LP)CVD and ALD. The product platform is used in many manufacturing steps, from the production of silicon wafers to the final anneal in interconnect. The A400 is a system for 150 and 200mm wafers, while the A412 is for 300mm wafers. The A412 systems feature two reactors above a rotating carousel, a dual-boat concept for high productivity, and a wide range of process applications with variable load sizes from 25 wafers for shortest cycle time requirements, up to 150 wafers for lowest cost requirements in a single run. In this series, we also offer the A4ALD, for atomic layer deposition of dielectrics and metals, targeted mainly for high volume applications of our memory customers.

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

Eagle XP

First, the Eagle XP is our high productivity extension to the Eagle product platform, for 300mm. The Eagle XP has four PECVD reactors. Substantially all processes on the Eagle 12 and Dragon are or will be available on the Eagle XP.

Second, the Eagle XP is transitioning from a dedicated platform for PECVD to a common high volume platform for all 300mm single wafer processing in our addressed markets. The Eagle XP will also enable integration of sequential process steps on one platform. The Eagle XP is now available with PECVD, PEALD, Pulsar and EmerALD ALD modules. It is our plan to also merge the functionality of the Epsilon with the Eagle XP platform starting in 2011.

The Eagle XP common platform will benefit our customers through reduced operating costs since multiple ASM products now will use many of the same parts and consumables and a common control architecture improves ease of use. The Eagle XP common platform enables us to improve the coherency in our product portfolio.

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

Polygon

The Polygon is a single wafer atomic layer deposition platform. It features a six-sided central vacuum handler, capable of hosting up to four reactors. The Polygon 8200 is used for 150 and 200mm wafers, and for magnetic head substrates. The Polygon 8300 is used for 300mm wafers. One or more Pulsar modules with ALD technology can be integrated onto the platform. Products built on this product platform are currently being used in, among others, ALD high-k gate dielectrics for high performance logic, metal-insulator-metal capacitors for system on a chip applications, and magnetic head gap fill.

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

Back-end Segment Products

The following table lists ASM Pacific Technologies (“ASMPT”) principal products for Back-end market and the main technologies that they enable.

Product Platform	ASMI Process Technology	Products [1]
Die Attach Equipment	Die Bonding	AD898/8912 epoxy/ eutectic, AD830, MCM12 multi chip, SD890A and SD832D soft solder, IS898 glass attach Systems
Scanning and Sorting Equipment	Die Sorting	WP808A WLP sorting Systems, , AS899, MS100 die sorting Systems
Flip Chip Equipment	Flip Chip Bonding	AD900A, AD9012A, AD900TS, AD9012TS, AD9212 dual head flip chip bonding Systems, AD9012TC, Hummingbird stud bumping Systems
Wire Bonding Equipment	Thermosonic Gold Wire Bonding	TwinEagleXtreme, HarrierXtreme, EagleXtreme, iHawkXtreme EagleXtreme X2L
Wire Bonding Equipment	Ultrasonic Aluminum Wedge Bonding	Heavy Aluminum Wire Bonder, AB530, AB559A rotating bond head
Encapsulation Equipment	Molding, Dispensing and Jetting system	IDEALmold and Osprey transfer molding Systems, IDEALcompress/IDEALab Silicone Liquid Molding, DS500 dam-and-fill Systems, DS520 Jetting System
Post Encapsulation Equipment	Ball Placement, Testing and Marking, Trim and Form, Singulation, Binning	BP2000 ball placement, CS8000-AP jig saw and sorting, MP209, MP-TAB trim form system, FT2030S, FT1000, FT2030WF Test and Finishing handler, FV2030 Vision Inspection, SLS230 LED Testing & Sorting, SLT400 LED Taping, IP360 SMD LED Taping

(1)	Eagle60, Harrier, Hummingbird, IDEALmold, Osprey, and TwinEagle are used, registered, or pending ASMPT trademarks. For a detailed list of trademarks ASMPT owns please refer to the Intellectual Property section.

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

The LED business requires both high speed and high precision manipulation of very small devices. Many of these devices are assembled in arrays with a die attach process. In these arrays brightness and color must match. We have developed several platforms for sorting these devices and segregating them according to the customers’ requirements. The high power LED market for general purpose illumination continues to grow. These devices have unique thermal and electrical requirements that must be met by the die attach process. We have a new platform that addresses the use of soft solder in a special atmosphere that facilitates this special process. Machines may be configured to operate stand-alone or connected to epoxy curing ovens and wire bonders.

Wire Bonding Products

The Eagle Xtreme gold/Cu wire bonder has successfully completed field trials begun in late 2007 and revenue shipments began during the second half of 2008. This is the successor to our award-winning Eagle60AP generation bonder. The Eagle Xtreme and iHawk Xtreme gold wire bonders continue to extend the productivity of the process as well as exceed the industry roadmaps for required bond pad pitch. Additional features on the Eagle Xtreme allow it to deal with the complex wire geometries and extreme height variations that are prevalent in the stacked die packages being built today at higher productivity rates. The productivity envelope was enlarged with the introduction of our latest dual head platform, the TwinEagle Xtreme and Harrier Xtreme. This tool provides all the capabilities of our standard Xtreme but with higher output per floor space required. We also extended our product portfolio in the wedge bonder area with newer, faster, more flexible systems to address the consumer products market that focuses on cost effective solutions. The expansion of the flip chip process has also provided us with opportunities to take advantage of our wire bonder technology to provide platforms capable of applying gold or copper stud bumps on wafers up to 300mm in diameter.

Encapsulation Products

Our auto molding product line continues to build on the success of our earlier automated multi-plunger molding systems. The IDEALmold serves the industry segment that requires very high throughput with production flexibility. The recent shift in lot sizes and package variability also required a new platform. We have met this requirement with our Osprey single strip molding system. With this platform, the emphasis is on quick material and package conversions for low volume, high mix situations. As with all ASMPT products, it can be configured for stand-alone or integrated in the IDEALine (see below) with many of our other Back-end products.

Post Encapsulation Products

Ball placement systems have seen strong growth as the ball grid array (“BGA”) package types continue to expand. These are the mainstream packages for microprocessors and other high performance chips found in computer systems today. Our early work in this area has allowed us to be the exclusive supplier of ball placement systems to the major provider of such components. As the number of package variants continues to increase along with the lead frame unit density, our post encapsulation products (“PEP”) have also evolved. The variation requires systems that are more flexible and faster to convert. The increased density has reduced the need for press speed but increased the emphasis on precision. The decrease in package thickness has dictated a change in the tooling methodology to provide more support throughout the trim, form, and singulation processes. Significant changes have been made in design to migrate to turret handling and offloading for small packages. These changes allow the incorporation of faster handling across more processes in a smaller footprint than the conventional linear approach. Significant inroads have been made in the incorporation of test heads into these lines so that units emerge ready to ship.

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

Electronics Assembly Products (Hardware)

Type of Production	Applications/Industries	Platforms
High-end/high-speed environments	Large EMS providers, telecommunication & IT products, LED placement	SIPLACE X SIPLACE CA
High-quality/high-mix environments	Small and medium-sized EMS providers, machine controls, automobile industry, aerospace	SIPLACE SX
Cost-sensitive high-volume environments	Medium-sized and large EMS providers	SIPLACE DX (as of Q3/2011) SIPLACE D

Within the platforms, machines with different gantry and head configurations are available (e.g., SIPLACE DX1, SIPLACE DX2, SIPLACE DX4, or SIPLACE SX1, SIPLACE SX2, SIPLACE SX 4 etc.)

Electronics Assembly Products (Software)

Applications	Products
Production planning, optimization and line control	SIPLACE Pro SICluster / SICluster Pro SIPLACE EDM
Production monitoring, process control	SIPLACE OIS SIPLACE Feeder Manager SIPLACE Explorer
Setup verification, traceability	SIPLACE Setup Center SIPLACE Traceability
Order & materials management	SIPLACE FACTS
Line execution & process synchronization	SIPLACE LES

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

We own and license patents that cover some of the key technologies, features and operations of our major Front-end products and are registered in the principal countries where semiconductor devices or equipment are manufactured or sold. The following table shows the number of patents for which we made an initial filing during the indicated year and the number of patents in force by us at the end of the indicated year. As part of a program to reduce cost, the patent portfolio was critically reviewed against the current business strategy in 2009. This review resulted in a decision to drop coverage on certain granted patents that did not align with current strategy, and a decrease in the initial patent filing rate in 2009. Cost control measures and stricter patent filing prioritization in 2010 resulted in a lower initial patent filing rate in 2010 compared to 2009.

Segment	For year:	2006 [1]	2007	2008	2009	2010
Front-end	Initial patent filings	94	93	79	47	33
	Patents in force at year end	722	793	872	830	931
Back-end	Initial patent filings	25	26	18	19	18
	Patents on force at year end	186	256	332	399	436

(1)

We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and certain chemicals used to deposit insulating layers for PECVD. We pay Applied Materials a royalty on sales of equipment that use the patented technology. A number of the licensed patents have already expired. The remaining royalty bearing patents that we use expire at various times through 2012. Upon expiration of the patents, the technology may be used royalty-free by the public, including us. For further information, see Item 3.D, “Risk factors—As of December 18, 2007, we ceased paying royalties under certain Applied Materials patent licenses in respect of patents that we no longer practice. If it is determined that we still practice these patents, we will owe royalty payments to Applied Materials on our sales of covered products since that time.”

We have licensed our intellectual property in our ALCVD process technology platform through non-exclusive, restricted field of use license agreements to a limited number of companies. In addition to generating revenue, licensing is expected to accelerate market acceptance of our ALCVD technology.

We have licensed our RTP portfolio of 58 issued patents and 20 pending patents to Levitech BV.

In the Back-end market, companies generally compete based on their cumulative expertise in applying well known technologies to improve productivity and cost-efficiency. As a result, we have historically filed fewer patents related to our Back-end operations. Due to increasing pressure on new technology development in the Back-end market, and the increasing fractional value of the package in the device, we expect the importance of patents in the Back-end market segment to increase over the following years. Wherever deemed necessary, ASM Pacific Technology will file for protection of its innovations.

Trademarks

ASM, the ASM International logo, Advance, Aurora, Dragon, Eagle, EmerALD, Epsilon, Polygon, Pulsar, Silcore and Stellar are our registered trademarks. A400, A412, A4ALD, ALCVD, Atomic Layer CVD, NCP, PEALD, Pore Builder, SmartBatch, and Superfill CVD are our trademarks. “The Process of Innovation” and “The Switch Is On” are our service marks.

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

Our net research and development expenses were € 75.0 million, € 62.8 million and € 78.8 million in 2008, 2009 and 2010, respectively. We expect to continue investing significant resources in research and development in order to enhance our product offerings. Our research and development activities are chiefly conducted in the principal semiconductor markets of the world, which enables us to draw on innovative and technical capabilities on an international basis. Each geographic center provides expertise for specific products and/or technologies. This approach, combined with the interactions between the individual centers, permits efficient allocation of technical resources and customer interaction during development. In 2010, we formed a globally operating Platform Engineering group that addresses the needs for common platforms for the various products in our Front-end Segment. Selected resources in Belgium, Almere and Helsinki have been grouped under corporate R&D, addressing the common needs for advanced materials research and process integration work for the 15nm, 11nm and smaller nodes.

Segment	Location	Number of R&D employees as of December 31, 2010, exclusive of temporary workers
Front-end	Almere, the Netherlands	39
	Leuven, Belgium	18
	Helsinki, Finland	10
	Phoenix, Arizona, United States	77
	Cheonan, South Korea	30
	Singapore	3
	Tama, Japan	81
Back-end	Hong Kong, the People’s Republic of China	407
	Singapore	272
	Chengdu, the People’s Republic of China	82
Total		1,019

As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. At December 31, 2010, our Front-end segment was engaged in several formal joint development programs with customers for 300mm applications of our products. As part of these efforts, we may sell new products to customers at a significantly reduced margin, and invest significant resources in the joint development and subsequent product qualification. We sometimes also cooperate with other semiconductor capital equipment suppliers in complementary fields, in order to gain knowledge on the performance of our own deposition processes, in cooperation with other processes, either in bilateral or in publicly funded projects. In addition to cooperating with customers and other capital equipment suppliers, we also enter into research projects with technical universities and institutes (TNO; CNT; Fraunhofer Munich).

We participate also in publicly funded programs, mainly in Europe, to develop the production technology for semiconductor devices with line widths of 32, 22 and 15nm and below and in More-than-Moore technologies. Among our current cooperative efforts are projects awarded under the Information Society Technologies (IST) seventh framework program. We are also a partner in several cluster development programs in the Eureka initiative by MEDEA+ (Micro Electronics Development for European Applications) and its successor CATRENE (Cluster for Application and Technology Research in Europe on Nano-Electronics). In one of the MEDEA+/CATRENE projects MaxCaps, we are the project leader. In addition, we are an active participant in the Catrene organization at several levels, member of AENEAS (Association for European Nano-Electronics Activities) and the Dutch Point-one (Pole of Innovation in Advanced Technologies) organization. In all three organizations ASM participates actively in roadmap and program discussions. We are partner in projects under ENIAC (European Nano-electronics Initiative Advisory Council), in one ENIAC project, which started in 2010, ASM is project coordinator. We also participate in Dutch national programs such as those funded by STW (Stichting Technologie en Wetenschap: Foundation for Technology and Science) and in the FES (Fonds Economische Structuurversterking – Fund Structural Enhancement of the Economy) program. Next to the mentioned European organizations in which we are actively participating, we are heading the Steering Committee of a European 450mm equipment and materials initiative, called EEMI450. As part of these projects we receive research and development grants or credits.

In October 2004, we commenced a strategic partnership with the Interuniversity MicroElectronics Center (IMEC) in Belgium for their 300mm FEOL technology development program. Our Epsilon, A412, and Polygon based products are involved in this partnership. In September 2005 we complemented this FEOL partnership with a partnership in BEOL for advanced on-chip interconnect which utilizes our Eagle based products. This gives us the opportunity to investigate, both jointly and independently, the integration of individual process steps in process modules and electrically active devices. Although these partnerships have ended in 2010, we expect continued partnering with IMEC on a variety of topics. We have been partnering with IMEC since 1990.

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

In the second half of 2004, in order to reduce manufacturing costs in our Front-end operations we established FEMS, a manufacturing facility in Singapore, to manufacture certain generic subsystems and subassemblies for our Vertical Furnaces that we previously outsourced. At the end of 2008, generic subassemblies for Vertical Furnaces, Epitaxy and Eagle systems are manufactured in this facility. In 2009 we started the transition of manufacturing of ASM products to be final assembled in Singapore, i.e. including final assembly and test. We closed down our manufacturing operations in Almere at the end of 2009. In August 2010 we closed our manufacturing facility in Phoenix (US) , and in December 2010 we closed our manufacturing operations in Nagaoka (Japan). With this transition we have also implemented a global organization for our procurement activities. Further, we will move to a global quality system instead of the more regional oriented quality system we had in the past.

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

To execute the sales and service functions, we have established a global sales force, in which all regional units report directly into the global sales organization. We have sales offices located in Europe (in France, Ireland, Germany and Italy), Israel, Taiwan, Korea, the People’s Republic of China, Singapore and Japan. At the end of 2010, 123 employees were employed in sales and marketing of Front-end products, representing 9% of total Front-end segment staff.

Sales of Back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in the People’s Republic of China, Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in South Korea and some parts of the United States. At the end of 2010, 338 employees were employed in sales and marketing of Back-end products, representing 2% of total Back-end segment staff.

Customers

We sell our products predominantly to manufacturers of semiconductor devices and manufacturers of silicon wafers. Our customers include most of the leading semiconductor and wafer manufacturers. Our customers vary from independent semiconductor manufacturers that design, manufacture, and sell their products on the open market, to large electronic systems companies that design and manufacture semiconductor devices for their own use, to semiconductor manufacturers, known as foundries that manufacture devices on assignment of other companies, including “fabless” companies that design chips but do not have wafer processing factories.

Our largest customer accounted for approximately 13.8%, 9.1% and 5.2% of our net sales in 2008, 2009 and 2010, respectively. For our Front-end segment this was 31.7%, 30.6% and 21.6% of our net sales in 2008, 2009 and 2010, respectively. For our Back-end segment this was 4.4%, 6.0% and 4.3% of our net sales in 2008, 2009 and 2010, respectively. Our ten largest customers accounted for approximately 32.0%, 32.9% and 27.9% of our net sales in 2008, 2009 and 2010, respectively. For our Front-end segment this was 60.4%, 61.4% and 61.2% of our net sales in 2008, 2009 and 2010, respectively. For our Back-end segment this was 26.3%, 32.7% and 27.3% of our net sales in 2008, 2009 and 2010, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, timing of new fabrication facilities and new product introductions.

The following table shows the distribution of net sales, by segment and geographic destination of the product:

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2010	Front-end	24.0%	S.E. Asia	8.2%	68.9%
			Europe	5.6%	0.7%
	Back-end	76,0%	United States	7.5%	1.7%
			Japan	2.7%	4.7%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2009	Front-end	27.1%	S.E. Asia	6.5%	68.8%
			Europe	6.2%	0.6%
	Back-end	72.9%	United States	8.8%	2.5%
			Japan	5.6%	1.0%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2008	Front-end	39.7%	S.E. Asia	9.7%	55.3%
			Europe	9.8%	0.9%
	Back-end	60.3%	United States	13.0%	1.8%
			Japan	7.2%	2.3%

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time in order to optimize the use of the equipment for the customer’s specific processes. For our Front-end operations, where the availability of field support is particularly important for a sale, 441 employees were employed in customer service at the end of 2010, representing 30% of total Front-end segment staff. For our Back-end operations 651 employees were employed in customer service at the end of 2010, representing 4% of total Back-end segment staff

Competition

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

C. Organizational structure.

The following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries as of March 2, 2011:

Subsidiary Name and Location	Country of Incorporation	Percentage Owned by ASM International N.V.

ASM Europe B.V. Almere, the Netherlands	The Netherlands	100%

ASM America, Inc. Phoenix, Arizona, United States	United States	100%

ASM Japan K.K. Tama, Japan	Japan	100%

ASM Front-End Manufacturing Singapore Pte. Ltd., Singapore	Singapore	100%

ASM Pacific Technology Ltd. Hong Kong, the People’s Republic of China	Cayman Islands	52.36%

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

SEGMENT	LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE
	Almere, the Netherlands	Executive offices of ASMI Marketing, research and offices	103,000
	Tama and Nagaoka, Japan	Wafer processing equipment marketing, research and offices	70,000
Front-end	Phoenix, Arizona, United States	Wafer processing equipment marketing, research and offices	130,000
	Singapore	Wafer processing equipment manufacturing and offices	169,000
	Cheonan, South Korea	Wafer processing equipment manufacturing, marketing, research and offices	33,000
	Helsinki, Finland	Wafer processing equipment research and offices	6,000
	Hong Kong, People’s Republic of China	Semiconductor assembly and encapsulation equipment manufacturing, marketing, research and offices	278,000
	Shenzhen, People’s Republic of China	Semiconductor assembly equipment parts and modules manufacturing, lead frame manufacturing and offices	1,695,000
Back-end	Chengdu, People’s Republic of China	Semiconductor assembly equipment research and offices	199,000
	Singapore	Semiconductor assembly equipment and etched lead frame manufacturing, marketing, research and offices	333,000
	Johor Bahru, Malaysia	Semiconductor assembly equipment parts and modules manufacturing, etched lead frame manufacturing and offices	326,000

Our principal facilities in the Netherlands, the United States, Korea, Finland, Hong Kong, the People’s Republic of China, Singapore and Malaysia are subject to leases expiring at various times from 2011 to 2024. Some facilities we own are subject to mortgages. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Back-end’s new manufacturing plant in Huizhou, China is now fully-operational, and is progressing into its second phase of expansion. A new casting centre and a fabrication centre will be ready by the first half of 2012. It will allow Back-end to further enhance its production capacity to cater for the growth of both the assembly and packaging equipment and SMT equipment businesses, and to facilitate new investments in casting technology. We will further supplement our etched lead frame capacity by setting up new etching facilities in Fuyong, China to capture the growing China market. The funding of these production capacity expansion activities will be through internal sources.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the Front-end and Back-end segments of the semiconductor market. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles packages and tests the dies in order to create semiconductor devices. We conduct our Front-end business, which accounted for 24.0% of our net sales in 2010, through our principal facilities in the Netherlands, the United States, Japan and Singapore. We conduct our Back-end business, which accounted for 76.0% of our net sales in 2010, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our Back-end operations are conducted through our 52.36% majority-owned subsidiary, ASM Pacific Technology.

We sell our products to the semiconductor manufacturing industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. After the dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn in late 2008 and first half of 2009, which has led to the announcement of significant layoffs, plant closings, reduced capital expenditures and other cost reduction measures by semiconductor manufacturers, the industry was experiencing a pick-up in demand in the second half of 2009. The year 2010 showed a further, and rather extraordinary, demand increase. This became visible in our sales and order book development. In 2009 we saw a sales decrease of 21% to a level of € 591 million, while in 2010 sales increased with 107% to a level of € 1,223 million. In the same period our order book, which were € 100 million at the end of 2008, increased at the end of 2009 to a level of € 200 million and were € 500 million at the end of 2010.

We implemented major restructuring plans in 2010. In particular, our PERFORM! program which was designed to streamline our Front-end global operations and reduce our cost base including a focused effort on lowering our working capital requirements demanded great efforts of the organization. This program involved the material restructuring of our significant Front-end operating, manufacturing and administrative units. By the end of 2010 we finalized our PERFORM! restructuring program in a shorter period and with substantially lower costs than earlier indicated. The total (cash) expenses were € 42 million against an earlier guidance of € 50-60 million, while total impairments (including inventories) were € 29 million against a guidance of € 30-35 million. Among others the program initiatives included the consolidation of our manufacturing operations in Singapore, the transition to a more global sales organization, a more centralized and cost efficient R&D function, the implementation of a global Enterprise Reporting Process (ERP) system, and the sharing of platforms among products. During 2009 we restructured our ASM Europe (ASME) operations by transferring all manufacturing in our Almere facility in the Netherlands to our FEMS operation in Singapore. This restructuring was completed and the Almere manufacturing facility was closed by the end of 2009. During 2010 we completed the transfer and closure of our production facilities in Nagaoka, Japan and Phoenix, Arizona. The goal of all those actions was to improve our cost-effectiveness and to strengthen our gross profit margin in our Front-end segment. The effect of those efforts are already becoming visible in our 2010 results.

For a discussion of our restructuring and the related impairment charges, see Note 23 of the Notes to our Consolidated Financial Statements included elsewhere in this report.

The year 2010 showed strong result improvements, in both Front-end and our Back-end operations. Sales in the Front-end segment increased with 83% as compared to 2009, to a level of € 293 million, while our Back-end segment showed a sales increase of 116% to a level of € 930 million. The gross margin for ASMI consolidated increased from 30.7% in 2009 to 44.9% in 2010. Adjusted for restructuring expenses and impairment charges these margins increased from 34.8% to 44.9%. Gross margin in our Front-end segment increased from 5.4% in 2009 to 39.1% in 2010, adjusted for restructuring expenses and impairment charges these margins increased from 20.5% in 2009 to 39.1% in 2010 while our Back-end segment showed an increase from 40.1% to 46.8% for the same period.

The result from operations as a percentage of sales increased from negative 4.3% in 2009 to 26.9% in 2010. Here we also saw impressive improvements in both our Front-end and our Back-end segments. While the Front-end segment for the year 2009 showed a negative operating margin of 75.0% (adjusted for restructuring expenses and impairment charges negative 35.9%), mainly due to higher activity levels and especially the effects of the restructuring, the operating margin improved to a positive 5.4% (adjusted for restructuring expenses and impairment charges 9.2%) for the year 2010. For the same period the operating margin of our Back-end segment improved from 22.1% to 33.6%.

Net earnings for 2010 were strongly affected by the revaluation of the conversion option included in the 4.25% Senior Subordinated Convertible notes. The valuation at fair value of this option resulted in a non-cash charge of € 19 million in 2010. In January 2011, we exercised our right to call these notes, resulting in conversion of all remaining notes. As a result the last effects of this revaluation will be included in our results for the first quarter of the year 2011.

Sales

Our Front-end sales are concentrated in the United States, Europe, Japan and Southeast Asia and our Back-end sales are concentrated in Southeast Asia.

The following table shows the geographic distribution of our Front-end and Back-end sales for the years 2008, 2009 and 2010:

	Year ended December 31,
(amounts in millions)	2008		2009		2010
Front-end:
United States	€96.7	32.6%	€51.9	32.4%	€91.7	31.3%
Europe	73.4	24.7	36.8	22.9	67.9	23.2
Taiwan	54.4	18.3	17.3	10.8	35.1	12.0
Japan	54.0	18.2	33.1	20.7	33.0	11.2
South Korea	6.0	2.0	9.2	5.7	37.3	12.7
China	7.7	2.6	7.8	4.9	21.5	7.3
Other	4.6	1.6	4.3	2.6	6.9	2.3

	€296.8	100%	€160.4	100%	€293.4	100%
Back-end:
People’s Republic of China	€159.4	35.4%	€144.6	33.6%	€350.0	37.6%
Taiwan	76.2	16.9	86.2	20.0	148.8	16.0
Malaysia	60.6	13.4	42.4	9.8	112.1	12.1
South Korea	26.4	5.9	63.9	14.9	97.8	10.5
Hong Kong	30.5	6.8	16.1	3.7	39.9	4.3
Thailand	23.7	5.3	24.4	5.7	42.1	4.5
Japan	16.9	3.8	5.7	1.3	57.4	6.2
Singapore	12.4	2.8	5.1	1.2	13.8	1.5
Philippines	20.5	4.5	21.6	5.0	34.4	3.7
United States	13.6	3.0	15.0	3.5	21.1	2.3
Other	10.4	2.2	5.4	1.3	12.1	1.3

	€450.6	100%	€430.4	100%	€929.5	100%

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

A substantial portion of our Front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing complete fabrication equipment. As a result our Front-end sales tend to be uneven across customers and financial periods. Sales to our ten largest Front-end customers accounted for 60.4%, 61.4% and 61.2% of Front-end net sales in 2008, 2009 and 2010, respectively. The composition of our ten largest Front-end customers changes from year to year. The largest Front-end customer accounted for 31.7%, 30.6% and 21.6% of Front-end net sales in 2008, 2009 and 2010, respectively.

Back-end sales per customer tend to be more level over time than Front-end sales, because Back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest Back-end customers accounted for 26.3%, 32.7% and 27.3% of Back-end net sales in 2008, 2009 and 2010, respectively. Because our Back-end customers’ needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the Front-end. Our largest Back-end customer accounted for 4.4%, 6.0% and 4.3% of Back-end net sales in 2008, 2009 and 2010, respectively.

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

Critical Accounting Policies

Use of estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, warranty, long-lived assets, inventories, convertible bonds and conversion option, provisions, share-based compensation expenses and income tax. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. While we regularly evaluate our estimates and assumptions, actual results may differ from these estimates if these assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results of operations could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition

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

Our revenue includes revenue from contractual arrangements consisting of multiple deliverables, such as equipment and installation. The revenue from the undelivered element of the arrangement is deferred at fair value until delivery of the element. We recognize revenue from installation of equipment upon completion of installation at the customer’s site. At the time of shipment, we defer that portion of the sales price related to the fair value of installation. The fair value of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. Installation is completed when testing at the customer’s site has proven that the equipment has met all of the customer’s criteria and specifications. The completion of installation is signed-off by the customer (“final acceptance”). At December 31, 2009 and December 31, 2010 we have deferred revenues from fair value of installations in the amount of € 2.5 million and € 4.4 million respectively.

Our Front-end sales frequently involve sales of complex equipment, which may include customer-specific criteria, sales to new customers or sales of equipment with new technology. For each sale, the decision whether to recognize revenue is, in addition to shipment and factory acceptance, based on: the contractual agreement with a customer; the experience with a particular customer; the technology and the number of similarly configured equipment previously delivered. Based on these criteria we may decide to defer revenue until completion of installation at the customer’s site and obtaining final acceptance from the customer.

At December 31, 2009 we had € 0.7 million deferred revenue from sales of equipment. At December 31, 2010 we had no deferred revenue from sales of equipment. We provide training and technical support service to customers. Revenue related to such services is recognized when the service is rendered. Revenue from the sale of spare parts and materials is recognized when the goods are shipped.

Warranty

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

Long-lived assets

Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested for impairment annually on December 31 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Our Front-end impairment test and the determination of the fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Our Back-end impairment test is based on the market value of the listed shares of ASMPT. The material assumptions used by management for the annual impairment test performed per December 31, 2010 were:

•	For Front-end external market segment data, historical data and strategic plans to estimate cash flow growth per product line have been used.

•

Cash flow projections for the first four years; after these four years perpetuity growth rates are set based on market maturity of the products. For maturing product the perpetuity growth rates used are 1% or less and for enabling technology products the rate used is 3% or less.

•

A discount rate of 20.5% ( last year 13.5%) representing the pre-tax weighted average cost of capital. This relative high rate is a consequence of the current situation whereby certain production lines are in the early phase of the product lifecycle, hence reflecting a higher risk.

•	For Back-end the market value of the listed shares of ASMPT on the Hong Kong Stock exchange has been used in our analysis.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay.

Based on this analysis management believes that the fair value of the reporting units substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2010. For the year ended December 31, 2008 we recorded impairment charges of € 1.4 million with respect to goodwill resulting from the acquisition of NanoPhotonics.

The calculation of fair value involves certain management judgments and was based on our best estimates and projections at the time of our review. The value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time. At December 31, 2010, a decrease in estimated cash flows of 10% and an increase of 10% of the discount rate used in calculating the fair value would not result in an impairment of the carrying value of goodwill.

Other intangible assets and property, plant and equipment are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. In 2008 we recorded an impairment charge of € 7.1 million related to the restructuring of ASM Europe. In 2009 we recorded impairment charges mainly related to certain demo tools which were as a result of the strategic reorientation determined end of life. Our cash flow estimates used include certain management judgments and were based on our best estimates and projections at the time of our review, and may be different if other assumptions are used. In future periods, however, we may be required to record impairment losses, which may significantly affect our results of operations at that time. At December 31, 2010, a decrease in estimated cash flows of 10% would not result in an impairment of the carrying value of long-lived assets.

Inventories

Inventories are valued at the lower of cost (first-in, first out method) or market value. Costs include net prices paid for materials purchased, charges for freight and custom duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsellable inventory and are reviewed on a quarterly basis.

We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. In the year ended December 31, 2009 we have charged € 27.2 million to cost of sales as a result of our analysis of the value of inventory. Of this charge € 24.2 million was recognized as a result of the current prolonged contraction in the market and strategic refocusing of certain of our product configurations. At December 31, 2010 our allowance for inventory obsolescence amounted to € 41.3 million, which is 14.0% of our total inventory. If circumstances related to our inventories change, our estimate of the values of inventories could materially change. At December 31, 2010, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of € 29.6 million.

Convertible bonds and conversion option

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

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and 2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement, and for 2010 this revaluation at fair value resulted in a loss of € 19.0 million (2009: loss € 24.4 million). For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares into which they can be converted are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2010 this accretion interest was € 6.0 million (2009: € 4.3 million).

Provisions

As a result of the implementation of our major restructuring plan PERFORM!, that started in 2009, significant restructuring expenses incurred. Distinction is made in one-time employee termination expenses, contract termination expenses and other associated expenses. For the accounting on the distinguished elements of restructuring expenses we apply to the policy as mentioned below. The expenses have been charged to “restructuring expenses”.

One-time termination expenses represent the payments provided to employees that have become redundant and are terminated under the terms and conditions of a restructuring plan.

A restructuring plan exists at the date the plan meets all of the following criteria and has been communicated to employees:

•	Management commits to the plan.

•	The plan identifies the number of employees that become redundant and the expected completion date.

•	The plan sets out the terms and conditions of the arrangement in sufficient detail to enable employees to determine the type and amount of benefits they will receive.

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

•	The timing of the recognition and measurement of a liability for one-time termination expenses depends on whether employees will be retained to render service beyond a minimum retention period.

•	Contract termination expenses are related to the termination of an operating lease or another contract. These expenses are distinguished in:

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

Share-based compensation expenses

The cost relating to employee stock options is measured at fair value on the grant date. The fair value was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31,
	2009	2010
Expected life (years)	5 – 10	5 – 10
Risk free interest rate	3.0%	2,8%
Dividend yield	—	—
Expected volatility	52.1%	45.6%

When establishing the expected life assumption the Company takes into account the contractual terms of the option.

Income Taxes

We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. We have established a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will not be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2010, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of € 149.6 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2010 is not realizable, this would result in an additional valuation allowance and an income tax expense of € 1.5 million.

A reconciliation of the beginning balance at January 1, 2010 and the ending balance at December 31, 2010 of the liability for unrecognized tax benefits is as follows:

(euro millions)
Balance January 1, 2010	15.7
Gross increases—tax positions in current year	3.2
Foreign currency translation effect	1.2

Balance December 31, 2010	20.1

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs. We estimate that no interest and penalties are related to these unrecognized tax benefits. Unrecognized tax benefits of € 20.1 million would, if recognized, impact the Company’s effective tax rate. We estimate that the liability for unrecognized tax benefits will change with € 20.1 million within the next 12 months, following the expected outcome of investigations by local tax authorities.

The calculation of our tax positions involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. Settlement of uncertain tax positions in a manner inconsistent with our estimates could have a material impact on the Company’s earnings, financial position and cash flows.

Results of Operations

The following table shows certain Consolidated Statement of Operations data as a percentage of net sales for our Front-end and Back-end segments for the years 2008, 2009 and 2010:

	Year ended December 31,
	Front-end			Back-end			Total
	2008	2009	2010	2008	2009	2010	2008	2009	2010
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(68.4)	(94.6)	(60.9)	(60.9)	(59.8)	(53.2)	(63.8)	(69.3)	(55.1)
Gross profit	31.6	5.4	39.1	39.1	40.2	46.8	36.2	30.7	44.9
Selling, general and administrative expenses	(24.1)	(36.5)	(17.2)	(12.2)	(11.5)	(8.6)	(16.9)	(18.2)	(10.7)
Research and development expenses	(14.8)	(21.5)	(12.5)	(6.9)	(6.6)	(4.6)	(10.0)	(10.6)	(6.4)
Amortization of other intangible assets	(0.1)	(0.2)	(0.1)	—	—	—	(0.1)	(0.1)	—
Impairment of goodwill	(0.5)	—	—	—	—	—	(0.2)	—	—
Restructuring expenses	(2.4)	(22.3)	(3.8)	—	—	—	(1.0)	(6.0)	(0.9)

Earnings (loss) from operations	(10.3)	(75.0)	5.4	20.0	22.1	33.6	8.0	(4.3)	26.9
Net interest income (expense)	(1.6)	(5.0)	(5.1)	0.2	0.1	0.1	(0.6)	(1.3)	(1.2)
Accretion of interest convertible	—	(2.7)	(2.1)	—	—	—	—	(0.7)	(0.5)
Revaluation conversion option	—	(15.2)	(6.5)	—	—	—	—	(4.1)	(1.6)
Gain (expense) resulting from early extinguishment of debt	2.7	(1.1)	(1.2)	—	—	—	1.1	(0.3)	(0.3)
Foreign currency exchange gains (losses)	(0.2)	(0.4)	(0.6)	0.3	(0.1)	0.2	0.1	(0.2)	—

Earnings (loss) before income taxes and dilution	(9.4)	(99.4)	(10.1)	20.5	22.1	33.9	8.6	(10.9)	23.3
Income tax income / (expense)	(0.5)	4.9	(2.1)	(2.3)	(2.7)	(4.0)	(1.6)	(0.6)	(3.5)

Earnings (loss) before dilution	(9.9)	(94.5)	(12.2)	18.2	19.4	29.9	7.0	(11.6)	19.8
Gain on dilution of investment in subsidiary	—	—	—	—	—	—	0.6	—	—

Net earnings (loss)	(9.9)%	(94.5)%	(12.2)%	9.7%	19.4%	29.9%	7.6%	(11.6)%	19.8%

Allocation of net earnings (loss)
Shareholders of the parent							2.5%	(18.3)%	9.0%
Minority interest							5.1%	6.7%	10.8%

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the full year 2010 compared to 2009:

(EUR millions)	2009	2010	% Change
Front-end	160.4	293.4	83%
Back-end	430.4	929.5	116%

Total net sales	590.7	1,222.9	107%

The increase of net sales for the full year of 2010 in our Front-end segment, compared to the same period last year, was driven by higher customer demand in all our equipment segments and in spares and service. In our Back-end segment record quarterly sales were realized in the first quarter, the second quarter and in the third quarter of 2010 due to the high continued strong demand for our traditional products and increasing demand for our LED related products.

The strengthening of the Yen, U.S. dollar and U.S. dollar related currencies against the Euro in 2010 as compared to the same period of 2009 impacted total net sales by 5%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the full year 2010 compared to the same period in 2009. In order to improve comparability impairment charges have been disclosed separately in the table below.:

(EUR millions)	Gross profit		Gross profit margin		Increase or (decrease) percentage points
	2009	2010	2009	2010
Gross profit before impairment of inventory charge	32.9	114.6	20.5%	39.1%	18.6pt
Impairment of inventory charge	(24.2)	—	(15.1)%	—	15.1pt

Gross profit Front-end	8.7	114.6	5.4%	39.1%	33.7pt
Gross profit Back-end	172.8	435.0	40.1%	46.8%	6.6pt

Total gross profit	181.5	549.6	34.8%	44.9%	10.1pt

The gross profit margin of both our Front-end segment and our Back-end segment strongly improved in 2010 compared to 2009, driven by significantly higher activity levels. The Front-end margin further improved due to the execution of our PERFORM! program which, among other things, resulted in a lower manufacturing overhead.

In 2009, as a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations a write down of inventories was recorded of € 24.2 million.

The strengthening of the Yen, U.S. dollar and U.S. dollar related currencies against the Euro in 2010 as compared to the same period of 2009 negatively impacted gross profit by 6%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses (including amortization of other intangible assets) for our Front-end and Back-end segments 2010 compared to 2009:

(EUR millions)	2009	2010	% Change
Front-end	58.9	51.0	(13)%
Back-end	49.3	79.9	62%

Total selling, general and administrative expenses	108.2	131.0	21%

Total selling, general and administrative expenses as a percentage of net sales	18%	11%

For 2010, selling, general and administrative expenses as a percentage of net sales of our Front-end segment, were reduced to 17% compared with 37% for 2009, reflecting our focus to reduce our fixed cost base as part of our restructuring program PERFORM!.

The selling, general and administrative expenses in the Back-end segment as a percentage of net sales decreased from 12% in 2009 to 9% in 2010.

The strengthening of the Yen, U.S. dollar and U.S. dollar related currencies against the Euro in 2010 as compared to the same period of 2009 increased selling, general and administrative expenses by 5%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the full year 2010 compared to 2009:

(EUR millions)	2009	2010	% Change
Front-end	34.4	36.5	6%
Back-end	28.4	42.3	49%

Total research and development expenses	62.8	78.8	25%

Total research and development expenses as a percentage of net sales	11%	6%

The decrease in research and development expense as a percentage of sales, in both our Front-end and Back-end segment, is the result of a further prioritisation of research and development projects in combination with a substantial sales increase. In the course of 2010 we saw an increase in the absolute amount of development costs driven by those higher activity levels and related customer specific development activities.

The strengthening of the Yen, U.S. dollar and U.S. dollar related currencies against the Euro in 2010 as compared to the same period of 2009 increased research and development expenses by 6%.

Restructuring Expenses. In 2009 ASMI started the implementation of a major restructuring in the Front-end segment (PERFORM!) as announced on January 9, 2009 and on July 20, 2009. The main components of the Company’s accelerated execution plans are:

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

•	The leveraging of research and development and our product portfolio by reprioritization of strategic programs in order to maximize their potential.

The following table summarizes the aggregated restructuring expenses by type:

	Year ended December 31,
	2008	2009	2010
Employee related expenses	—	19.437	4.534
Contract termination related expenses	—	2.799	779
Impairment charges	7.068	4.623	—
Transition expenses	—	4.366	3.806
Expenses buy out RTP	—	3.940	—
Other expenses	—	522	2.082

Total restructuring expenses	7.068	35.687	11.201

Related to these execution plans, an amount of € 11.2 million in restructuring expenses was recorded for of 2010. These expenses were mainly costs for severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore.

Related to these execution plans, an amount of € 35.7 million in restructuring expenses was recorded in 2009. These charges include:

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

•	Expenses of € 3.9 million related to the management buy-out of our RTP.

•	Other expenses of € 0.6 million.

Result from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for the full year 2010 compared to the same period in 2009. In order to improve comparability, impairment and restructuring charges have been disclosed separately in the table below:

(EUR millions)	2009	2010	Change
Front-end:
Before impairments and restructuring charges	(60.4)	27.1	87.5
Impairments and restructuring charges	(59.9)	(11.2)	48.7

After impairments and restructuring charges	(120.3)	15.9	136.1

Back-end	95.1	312.8	217.6

Total result from operations	(25.2)	328.6	353.8

The strengthening of the Yen, U.S. dollar and U.S. dollar related currencies against the Euro in 2010 as compared to the same period of 2009 impacted operating result by 6%.

Net Interest Expense. Net interest expense amounted to € 14.5 million in 2010 compared to the net interest expense of € 7.5 million in 2009. This increase in net interest expenses mainly resulted from a higher average debt , higher interest rates and a strengthening of the USD in 2010 against the Euro.

Accretion interest expense convertible notes. Both our convertible bonds due 2010, 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2010 this accretion interest was € 6.0 million (2009; € 4.3 million).

Revaluation conversion option. All convertible bonds include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and 2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement, for 2010 this revaluation at fair value resulted in a loss of € 19.0 million (2009: 24.4 million).

For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares in which they can be converted to are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

Gain (expense) resulting from early extinguishment of debt. In 2010 US$ 56.5 million convertible subordinated notes have been repurchased for a market value of US$ 74.6 million. The loss from the early extinguishment of the notes of € 3,609, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2010.

In 2009 US$ 4.0 million 5.25% convertible subordinated notes due 2010 and US$ 26.3 million 4.25% convertible subordinated notes due 2011 were repurchased for a market value of US$ 38.9 million. The loss from the early extinguishment of the notes of € 1.8 million, which includes the write-off of unamortized issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

Income Tax Expense. Income tax expense increased from € 3.8 million in 2009 to € 42.9 million in 2010, resulting from the increase of result before tax in 2010.

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our Front-end and Back-end segments for the full year 2010 compared to the same period in 2009. In order to improve comparability, impairment and restructuring charges, results on early extinguishment of debt and the fair value changes of the conversion option have been disclosed separately in the table below:

(EUR millions)	2009	2010	Change
Front-end:
Before impairments, restructuring charges, result on early extinguishment of debt and fair value change conversion option	(65.5)	(1.8)	63.7
Impairments and restructuring charges	(59.9)	(11.2)	48.7
Loss from early extinguishment of debt	(1.8)	(3.6)	(1.9)
Fair value change conversion options	(24.4)	(19.0)	5.3

Incomparable items	(86.0)	(33.8)	52.2
After impairments, restructuring charges result on early extinguishment of debt and fair value change conversion options	(151.5)	(35.7)	115.8

Back-end	44.0	146.3	102.3

Total net earnings (loss) allocated to the shareholders of the parent	(107.5)	110.6	218.1

Net earnings for the Back-end segment reflect our 52.36% ownership of ASM Pacific Technology (2009; 52.59%).

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales. The following table shows net sales of our Front-end and Back-end segments and the percentage change for the full years 2009 and 2008:

(EUR millions)	2008	2009	% Change
Front-end	296.8	160.4	(46)%
Back-end	450.6	430.4	(4)%

Total net sales	747.4	590.7	(21)%

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

In the Back-end segment 2009 started with weak sales levels which rebounded after the first quarter of 2009 as market conditions improved significantly in the assembly and packaging equipment industry due to the stimulus packages implemented by especially the Chinese government and the right product mix. The improvement in the second half of the year is more broad-based from a geographical perspective.

The strengthening of the Yen, U.S. dollar and U.S. dollar related currencies against the Euro in 2009 as compared to the same period of 2008 increased total net sales by 5%.

Gross Profit Margin. The following table shows the gross profit margin of our Front-end and Back-end segments for the full years 2009 and 2008. In order to improve comparability impairment charges have been disclosed separately in the table below.

(EUR millions)	Gross profit		Gross profit margin		Increase or (decrease) percentage points
	2008	2009	2008	2009
Gross profit before impairment of inventory charge	97.8	32.9	33.0%	20.5%	(12.5)pt
Impairment of inventory charge	(3.9)	(24.2)	(1.4)%	(15.1)%	(13.7)pt

Gross profit Front-end	93.9	8.7	31.6%	5.4%	(26.2)pt

Gross profit Back-end	176.4	172.8	39.1%	40.1%	1.0pt

Total gross profit	270.3	181.5	36.7%	34.8%	(1.9)pt

The decrease in the gross profit margin before the impairment of inventories of our Front-end segment is the result of the low sales level, the mix of products sold and the absorption of our manufacturing overhead. As a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations a write down of inventories was recorded of € 24.2 million. In 2008 an impairment charge of € 3.9 million on RTP inventory was charged to the cost of sales. In our Back-end segment gross margins decreased in the first quarter, but due to the industry dynamics rebounded in the remaining three quarters of 2009.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for 2009 and 2008:

(EUR millions)	2008	2009	% Change
Front-end	71.6	58.5	(18)%
Back-end	55.0	49.3	(10)%

Total selling, general and administrative expenses	126.6	107.8	(15)%

As a percentage of net sales, selling, general and administrative expenses were 18% for 2009 and 17% in 2008.

Selling, general and administrative expenses of our Front-end segment decreased for the full year 2009 as a result of our focus to reduce our expenses to address market circumstances, including the reduction of headcount of the Front-end segment.

The decrease in the Back-end segment compared with the same period in 2008 is the result of the implementation of cost reduction programs.

Headcount of the Front-end segment was reduced by 24% in 2009 while the headcount of the Back-end segment increased 7% in 2009.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for 2009 and 2008:

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

Restructuring Expenses. In 2009 ASMI started the implementation of a major restructuring in the Front-end segment as announced on January 9, 2009 and on July 20, 2009. The main components of the Company’s accelerated execution plans are:

•

The consolidation of our global Front-end manufacturing operations from Europe, the United States and Japan, into our Front-end manufacturing operations in Singapore by the end of 2010. This was to be achieved by completing the previously announced transfer from Almere, the Netherlands, which was finalized during 2009; the phasing out the manufacturing operation in Phoenix, Arizona, in the first half of 2010; and by transferring manufacturing from Nagaoka, Japan, no later than the fourth quarter of 2010.

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

•

Contract termination related expenses of € 2.8 million. These expenses mainly relate to operational lease contracts and include both the valuation of the onerous contracts at fair value, the decommissioning expenses and impairments of leasehold improvements.

•

Impairment charges of € 4.6 million mainly related to machinery and equipment. We recorded an impairment charge for certain demonstration tools which were determined to be at the end of life as a result of the strategic reorientation. The impairment charges were determined based on the difference between the asset’s estimated fair value and its carrying amount.

•

Expenses of € 4.4 million resulting from the transition of our global Front-end manufacturing operations from Europe, the United States and Japan, into our Front-end manufacturing operations in Singapore.

•	Expenses of € 3.9 million related to the management buy-out of our RTP.

•	Other expenses of € 0.6 million.

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

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar, but non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2009 this accretion interest was € 4.3 million.

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

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and

2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement. For 2009 this revaluation at fair value resulted in a loss of € 24.4 million. For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares into which they can be converted are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

Gain (expense) resulting from early extinguishment of debt. In 2009 US$ 4.0 million 5.25% convertible subordinated notes due 2010 and US$ 26.3 million 4.25% convertible subordinated notes due 2011 were repurchased for a market value of US$ 38.9 million. The loss from the early extinguishment of the notes of € 1.8 million, which includes the difference between the nominal value and the higher market value and the write-off of unamortized issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

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

Earnings (Loss) from Operations. The following table shows earnings (loss) from operations for our Front-end and Back-end segments for 2009 compared to 2008. In order to improve comparability, impairment and restructuring charges have been disclosed separately in the table below.

(EUR millions)	2008	2009	Change
Front-end:
Before impairments and restructuring charges	(19.5)	(60.4)	(40.9)
Impairments and restructuring charges	(11.0)	(59.9)	(48.9)

After impairments and restructuring charges	(30.5)	(120.3)	(89.8)

Back-end	90.2	95.1	4.9

Total earnings (loss) from operations	59.7	(25.2)	(84.9)

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings (loss) for our Front-end and Back-end segments for 2009 compared to 2008. In order to improve comparability, impairment and restructuring charges, results on early extinguishment of debt, accretion of interest on the convertible bonds and the fair value changes of the conversion option have been disclosed separately in the table below.

(EUR millions)	2008	2009	Change
Front-end:
Before impairments, restructuring, result early extinguishment, accretion interest and fair value change conversion option	(26.2)	(61.1)	(34.9)
Impairments and restructuring	(11.0)	(59.9)	(48.9)
Gain / (loss) on early extinguishment of debt	8.0	(1.8)	(9.8)
Non cash accretion interest convertible bonds	—	(4.3)	(4.3)
Fair value change conversion option	—	(24.4)	(24.4)

Incomparable items	(3.0)	(90.4)	(87.4)

After impairments, restructuring and fair value change conversion option	(29.2)	(151.5)	(122.3)
Back-end	43.5	44.0	(0.4)
Gain on dilution of investment in ASMPT (Back-end)	4.1	—	(4.1)

Total net earnings (loss)1)	18.4	(107.5)	(126.9)

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

The following table shows the level of new orders during 2009 and 2010, and the backlog and book-to-bill ratios at December 31, 2009 and 2010:

(EUR millions, except book-to-bill ratio)	Full year
	2009	2010	% Change
Front-end:
New orders	158.2	404.8	155%
Backlog at December 31	50.3	162.9	224%
Book-to-bill ratio (new orders divided by net sales)	1.0	1.4
Back-end:
New orders	543.9	1,113.3	105%
Backlog at December 31	146.4	447.8	206%
Book-to-bill ratio (new orders divided by net sales)	1.3	1.2
Total
New orders	702.1	1,518.1	116%
Backlog at December 31	196.7	499.8	154%
Book-to-bill ratio (new orders divided by net sales)	1.2	1.2

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

Net cash provided by operations in 2010 was € 259.9 million as compared to € 62.7 million for 2009. This increase results mainly from the improved net earnings, partly offset by investments in working capital resulting from the increased level of activity.

Net cash used in investing activities in 2010 was € 100.6 million compared to € 15.5 million for 2009. The increase results mainly from increased capital expenditures in our Back-end segment.

Net cash used in financing activities in 2010 was EUR 123.0 million compared to proceeds of EUR 90.9 million for the same period in 2009. The increase mainly results from the increased payment of dividend to minority shareholders and the repurchase of convertible bonds during the year 2010. In November 2009 we received the net proceeds of the issued convertible bonds (EUR 144.5 million) and we repurchased a part of the outstanding convertibles (EUR 26.8 million)

In January 2010, we increased the standby revolving credit facility from € 65 million to € 90 million. The interest rate for the facility is based on EURIBOR.

In May 2010 the remaining outstanding US$ 16.9 million of our 5.25% Convertible bonds due 2010 were converted into common shares.

In January, July and December 2010 respectively US$ 39.4 million, US$ 7.2 million and US$ 9.9 million of our 4.25% Convertible bonds due 2010 were repurchased.

On January 3, 2011 we announced the redemption for all of the outstanding principal balance of our 4.25% Convertible Subordinated Notes due 2011, which resulted in the conversion of all remaining notes prior to the redemption date scheduled for February 15, 2011.

At December 31, 2010, the Company’s principal sources of liquidity consisted of EUR 340 million in cash and cash equivalents and EUR 119 million in undrawn bank lines. Approximately EUR 198 million of the cash and cash equivalents and EUR 22 million of the undrawn bank lines are restricted to use in the

Company’s Back-end operations. EUR 16 million of the cash and cash equivalents and EUR 6 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan. The use of EUR 22 million of cash and cash equivalents is restricted in use for buy-back of outstanding convertible bonds due 2011.

For the most part, our cash and cash equivalents are not guaranteed by any governmental agency. We place our cash and cash equivalents with high quality financial institutions to limit our credit risk exposure.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 170 million December 31, 2009 to EUR 293 million at December 31, 2010. The number of outstanding days of working capital, measured based on quarterly sales, decreased from 77 days at December 31, 2009 to 76 days at December 31, 2010. For the same period, our Front-end segment increased from 79 days to 93 days and our Back-end segment decreased from 77 days to 70 days.

The net debt of ASMI, excluding Back-end, at December 31, 2010 was € 73.3 million (2009; € 83.8 million). This net debt is the balance of € 142.4 million cash and € 215.7 million debt. The debt of € 215.7 million consists of € 187.1 million convertible debt and € 28.6 million other debt. Furthermore, ASMI, excluding Back-end, has useable undrawn credit lines of € 97 million.

See notes 3, 12, 15, 16 and 21 to our consolidated financial statements for discussion of our funding, treasury policies and our long-term debt.

We are obligated to fund defined benefit pension plans for our employees in Japan. We expect that the amount of this funding in 2010 will be approximately € 651,000. Our employees in the Netherlands participate in a multi-employer plan. The plan monitors the risks of the entire investment portfolio, not by individual company or employee, and is subject to regulation by Dutch governmental authorities. By Dutch law, a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of its assets to its obligations. This ratio includes a minimum coverage ratio of 105%. At December 31, 2010 the coverage ratio of the multi-employer plan was 96% (December 31, 2009: 99%) This decrease is mainly the result of the implementation of up dated mortality tables. Consequently, the Board of the multi-employer plan decided that existing pension obligations will not be indexed for the year 2011. For a discussion of our pension obligations, see Note 18 of the Notes to our Consolidated Financial Statements included elsewhere in this report.

Our Back-end segment, which is conducted through ASM Pacific Technology, our 52.36%-owned subsidiary, is entirely self-financed and at December 31, 2010 had no long-term debt. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our Front-end segment due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASM Pacific Technology common shares are listed.

We historically relied on dividends from ASM Pacific Technology for a portion of our cash flow for use in our Front-end operations. Cash dividends received from ASM Pacific Technology during 2008, 2009 and 2010 were € 49.1 million, € 21.4 million and € 65.6 million, respectively. In November 2006, we announced our commitment that for at least the next three years we would not use these cash dividends to support our Front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, pay dividends on our common shares or, in the event of dilution resulting from the exercise of employee stock options in ASM Pacific Technology, purchase shares of ASM Pacific Technology to maintain our percentage ownership at its current level.

At our Annual General Meeting of Shareholders in May 2010 we decided to extend this policy for at least the years 2010 and 2011.

The following table shows the dividends received from ASM Pacific Technology and the use of those dividends within the Front-end business:

(EUR millions)	Dividends received from ASM Pacific Technology	Repurchased common shares of ASM International	Repurchased Convertible bonds	Dividend paid to shareholders of ASM International	Balance of dividends received and the use of those dividends
2007	49.1	—	(32.9)	(5.4)	10.8
2008	49.1	(36.5)	(27.1)	—	(14.5)
2009	21.4	—	(27.0)	—	(5.6)
2010	65.6	—	(55.8)	—	9.8

Total	185.2	(36.5)	(142.8)	(5.4)	0.5

Although certain directors of ASM Pacific Technology are directors of ASM International, ASM Pacific Technology is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASM Pacific Technology at the end of 2010 was approximately € 1,962 million. At the end of 2009 this was approximately € 1,371 million.

Outlook

We have developed forecasts and projections of cash flows and liquidity needs for the upcoming year taking into account the current market conditions, reasonably possible changes in trading performance based on such conditions, and our ability to modify our cost structure as a result of changing economic conditions and sales levels. We have also considered in the forecasts the total cash balances amounting to € 340.3 million as of December 31, 2010, available borrowings, the ability to renew debt arrangements and to access additional indebtedness and whether or not we will maintain compliance with our financial covenants. Based on this, we believe that our cash on hand at the end of 2010 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next twelve months.

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

The following table summarizes our contractual obligations as of December 31, 2010 aggregated by type of contractual obligation:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	8,532	8,532	—	—	—
Long-term debt [1,2]	20,684	16,292	4,392	—	—
Convertible subordinated debt [1]	221,149	43,524	19,500	158,125	—
Operating leases	30,167	10,061	13,023	4,693	2,390
Purchase obligations:
Purchase commitments to suppliers	58,006	57,726	280	—	—
Capital expenditure commitments	22,359	22,359	—	—	—
Unrecognized tax benefits (FIN 48)	20,057	20,057	—	—	—

Total contractual obligations	380,954	178,551	37,195	162,818	2,390

(1)	Including interest expense based on the percentages at the reporting date.
(2)	Capital lease obligations of € 425 are included in long-term debt.

For a further discussion of our contractual obligations see Notes 12, 15, 16, 19, 21 and 24 to our Consolidated Financial Statements, which are incorporated herein by reference.

We outsource a substantial portion of the manufacturing of our Front-end operations to certain suppliers. As our products are technologically complex, the lead times for purchases from our suppliers can vary and can be as long as nine months. Generally contractual commitments are made for multiple modules or systems in order to reduce our purchase prices per module or system. For the majority of our purchase commitments, we have flexible delivery schedules depending on the market conditions, which allow us, to a certain extent, to delay delivery beyond originally planned delivery schedules.

New Accounting Pronouncements

For information regarding new accounting pronouncements, see Note 1 to our Consolidated Financial Statements, which is incorporated herein by reference.

Safe Harbor

Please refer to “Forward Looking and Safe Harbor Statement” on page 4 which is incorporated herein.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The members of our Supervisory Board and Management Board and our other senior manager are as follows:

Name	Position	Year of Birth	Term Expires
Gert-Jan Kramer [2]	Chairman of the Supervisory Board	1942	2013
Johan M.R. Danneels [2]	Member of the Supervisory Board	1949	2012
Heinrich W. Kreutzer [1]	Member of the Supervisory Board	1949	2014
Jan C. Lobbezoo [1]	Member of the Supervisory Board	1946	2013
Martin C.J. van Pernis [2]	Member of the Supervisory Board	1945	2014
Ulrich H.R. Schumacher [1]	Member of the Supervisory Board	1958	2012
Charles D. (Chuck) del Prado	Chairman of the Management Board, President and Chief Executive Officer	1961	2014
Peter A.M. van Bommel	Member of the Management Board and Chief Financial Officer	1957	2014
W.K. Lee	Chief Executive Officer of ASM Pacific Technology Ltd.	1954	—

(1)	Member of Audit Committee
(2)	Member of Nomination, Selection and Remuneration Committee

Gert-Jan Kramer was elected to the Supervisory Board in May 2009 and is currently Chairman of the Supervisory Board. Mr. Kramer served as President and Chief Executive Officer of Fugro N.V. for more than 20 years until his retirement in 2005. Mr. Kramer currently serves on the supervisory boards of Scheuten Solar (Chairman), Damen Shipyards Group (Vice-Chairman), Trajectum B.V., (Mammoet), Fugro N.V., Bronwaterleiding Doorn and Energie Beheer Nederland B.V., and IRO (Chairman). He is also Chairman of the Supervisory Board of Delft Technical University. Furthermore, Mr. Kramer serves on advisory boards of many cultural organisations such as the Royal Concertgebouw, several museums (Nieuwe Kerk/Hermitage, Frans Hals Museum, Museum Beelden aan Zee) and the Pieterskerk in Leiden.

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

Jan C. Lobbezoo was elected a member of the Supervisory Board in May 2009. Mr. Lobbezoo served as Executive Vice-President and Chief Financial Officer of Royal Philips Electronics semiconductor division from 1994 until 2005. He was a member of the board of Taiwan Semiconductor Manufacturing Company (TSMC) for 12 years until 2007, and remains its advisor, specifically in the areas of US corporate governance, international reporting and financial review. He is on the board of FEI, a US-based nano-technology equipment company and on the supervisory boards of TMC Group N.V. (Chairman), Smartrac N.V. (Chairman of the Audit Committee), Mapper Lithography (Chairman), Mutracx B.V. (Chairman), ALSI, and Point One Innovation Fund. Mr. Lobbezoo holds a master degree in Business economics from the Erasmus University Rotterdam, the Netherlands and the accountancy degree “Register Accountant”.

Martin C.J. van Pernis was elected a member of the Supervisory Board in May 2010. Mr van Pernis retired from the Siemens Group in the end of 2009. In his last position as chairman of the management board of Siemens Nederland N.V. Mr van Pernis had the responsibility of oversight of all Siemens’ activities in the Netherlands. Mr van Pernis joined Siemens in 1971 and his working experience has been mainly in senior management positions. Mr van Pernis is chairman of the Supervisory Board of Dutch Space B.V., a subsidiary of EADS. He is also member of the Supervisory Boards of Aalberts Industries N.V., Feyenoord Rotterdam N.V. and Batenburg Beheer N.V.

Ulrich H.R. Schumacher was elected a member of the Supervisory Board in May 2008. Dr. Schumacher was the CEO & President and member of the Board of Grace Semiconductor Manufacturing Corporation in Shanghai from September 2007 till September 2010. From 2004 until September 2007, Dr. Schumacher was a partner of Francisco Partners, a private equity investment company based in the U.S. From 1986 through 1999, Dr. Schumacher served in various engineering and management roles at Siemens AG and was CEO and President of Siemens Semiconductor Group from 1996 until it was spun off in 1999 by Siemens as Infineon Technologies AG. He served as President and CEO of Infineon Technologies AG until 2004. Mr. Schumacher studied Electrical Engineering and Business Administration at the University of Aachen, Germany, and was awarded a Doctorate of Engineering.

Charles D. (Chuck) del Prado became a member of the Management Board in May 2006 and the President and Chief Executive Officer on March 1, 2008. From January 1, 2008 until February 29, 2008, he was the Executive Vice President Front-end Operations. He was President and General Manager of ASM America from February 2003 until August 2007. In March 2001, he was appointed Director Marketing, Sales & Service of ASM Europe. From February 1996 to 2001, he held various management positions at ASML in manufacturing and sales in Taiwan and in the Netherlands. Mr. del Prado worked at IBM Nederland N.V. from 1989 to 1996 in several marketing and sales positions. Mr. del Prado received a Master of Science degree in Industrial Engineering and Technology Management from the University of Twente, the Netherlands.

Peter A.M. van Bommel became a member of the Management Board per July 1, 2010 and Chief Financial Officer on September 1, 2010. Mr. van Bommel has more than twenty years of experience in the electronics and semiconductor industry. He spent most of his career at Philips, which he joined in 1979. From the mid-1990s until 2005 Mr. van Bommel acted as CFO of several business units of the Philips group. Between 2006 and 2008 he was CFO at NXP (formerly Philips Semiconductors) and was CFO of Odersun AG, a manufacturer of thin-film solar cells and modules until August 31, 2010. Mr. van Bommel holds a Master’s degree in economics from the Erasmus University, Rotterdam, the Netherlands.

W.K. Lee became Chief Executive Officer of ASM Pacific Technology Ltd. effective January 1, 2007 and has been General Manager Southern Region of ASM Pacific Technology since 1990. He has been employed by ASM Pacific Technology for over 25 years. Prior to becoming in 1990 General Manager of ASM Pacific Technology’s activities in Singapore, Mr. W.K. Lee was involved in product development. Mr. W.K. Lee studied at the Chinese University of Hong Kong (Bachelor of Science and Master of Philosophy in Electronics) and has a Master Degree in Business Administration from the National University of Singapore. Mr. Lee also served as a member of the ASMI Management Board until the expiration of his term on January 1,2011.

B. Compensation.

For information regarding remuneration of members of our Management Board and Supervisory Board, see Note 28 to our Consolidated Financial Statements, which is incorporated herein by reference.

For further information regarding remuneration of members of our Management Board, see our Remuneration Policy and Remuneration Report 2009, which are posted on our website (www.asm.com). Our Remuneration Report 2010 is currently posted on our website as will future reports in accordance with applicable requirements under local law.

We have granted stock options to certain key employees. For information regarding such options see Note 18 to our Consolidated Financial Statements, which is incorporated herein by reference.

C. Board practices.

Under Netherlands law, Supervisory Board members have the duty to supervise and advise the Management Board members. Persons nominated by the Supervisory Board to be appointed by the shareholders to the Supervisory Board are elected if they receive a majority of the votes cast at a meeting of shareholders. Nominees to the Supervisory Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at a meeting, which affirmative votes represent at least one third of our issued capital. A resolution to remove a member of the Supervisory Board, other than in accordance with a proposal of the Supervisory Board, shall require the affirmative vote of a majority of the votes cast, which affirmative votes represent at least one third our issued capital. The Supervisory Board members serve a four year term and may be re-elected after each term. The Supervisory Board members may be re-elected twice.

The Management Board is entrusted with our management under the supervision of the Supervisory Board and has the general authority to enter into binding agreements with third parties. Persons nominated by the Supervisory Board to be appointed by the shareholders to the Management Board are elected if they receive a majority of the votes cast at a meeting of shareholders. Nominees to the Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at a meeting, if such affirmative votes represent at least one third of our issued capital. A Management Board member may at any time be suspended by the Supervisory Board. A Management Board member may, in accordance with a proposal of the Supervisory Board, be dismissed by the General Meeting of Shareholders with a majority of the votes cast. A resolution to suspend or to dismiss a member of the Management Board, other than in accordance with a proposal of the Supervisory Board, shall require the affirmative vote of a majority of the votes cast at a meeting, which affirmative votes represent at least one third of our issued capital.

The Audit Committee of the Supervisory Board has a supervisory task with regard to monitoring the integrity of our financial reports and risk management. The Audit Committee consists of Mr. Lobbezoo (Chairman), Mr. Kreutzer and Mr. Schumacher. The Audit Committee supervises the activities of the Management Board with respect but not limited to:

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

The Nomination, Selection and Remuneration committee of the Supervisory Board advises the Supervisory Board on matters relating to the selection and nomination of the members of the Management Board and Supervisory Board. The committee further monitors and evaluates the remuneration policy for the Management Board. This committee consists of Mr. Kramer (Chairman), Mr. Danneels and Mr. van Pernis.

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

D. Employees.

As of December 31, 2010, we had 16,699 employees, including 1,019 employees primarily involved in research and development activities, 461 in marketing and sales, 1,092 in customer service, 746 in finance and administration, and 13,381 in manufacturing.

The following table lists the total number of our employees and the number of our employees in our Front-end and Back-end business at the dates indicated, exclusive of temporary workers:

Geographic Location	December 31, 2008			December 31, 2009			December 31, 2010
	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total
Europe
The Netherlands	341	8	349	193	8	201	148	10	158
EMEA	168	10	178	132	5	137	136	5	141
United States	455	14	469	353	11	364	361	10	371
Japan	289	23	312	206	22	228	180	21	201
Southeast Asia	414	9,992	10,406	410	10,727	11,137	625	15,203	15,828

Total	1,667	10,047	11,714	1,294	10,773	12,067	1,450	15,249	16,699

Our Netherlands operations, which employed 148 persons as of March 2, 2011, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good.

E. Share ownership.

Information with respect to shares and options held by members of our Supervisory Board and Management Board is included in Item 7, “Major Shareholders and Related Party Transactions” and Notes 28 and 29 to our Consolidated Financial Statements, which are incorporated herein by reference. With the exception of Chuck del Prado, as of March 2, 2011, none of the members of our Supervisory Board or Management Board owned beneficially more than 1% of our outstanding common shares.

We maintain various stock option plans for the benefit of our employees. For information about our stock option plans, see Note 18 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the ownership of our common shares as of March 2, 2011 by each beneficial owner known to us of more than 5% of our common shares:

	Number of Shares	Percent [1]
Arthur H. del Prado [2]	11,342,878	20.66

(1)	Calculated on the basis of 54,893,106 Common Shares outstanding as of March 2, 2011, and without regard to options.
(2)	Includes 3,039 common shares owned by Stichting Administratiekantoor ASMI, a trust controlled by Arthur H. del Prado, and 713,000 common shares beneficially owned by Chuck D. del Prado, Arthur H. del Prado’s son.

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

The issuance of preferred shares to Stichting has since been the subject of litigation in the Enterprise Chamber of the Amsterdam court of appeal. This litigation was initiated by shareholders Hermes Focus Asset Management Ltd. and Fursa Alternative Investment Strategies LLC. In August 2009 the Enterprise Court ordered an inquiry in respect of the affairs of the Company. In July 2010 the Dutch Supreme Court annulled the order of the Enterprise Court and remanded the decision to the Enterprise Court to consider certain observations of the Supreme Court. The Enterprise Court has not yet rendered a new decision on whether an inquiry into the affairs of ASMI is to be held.

Except as described above regarding Stichting, we are unaware of any arrangement which we anticipate will result in a change in control of ASM International. All shares of our common stock (including shares held by major shareholders) entitle the holder to the same voting rights. Our preferred shares entitle the holder to 1,000 votes per share.

Of our 54,893,106 outstanding common shares at March 2, 2011, 2,142,039 are registered with us in the Netherlands, 42,883,621 are registered with our transfer agent in the Netherlands, ABN AMRO Bank N.V., and 9,867,446 are registered with our transfer agent in the United States, Citibank, N.A., New York. Our common shares registered with Citibank, N.A., New York are listed on the NASDAQ Global Select Market under the symbol “ASMI.” As of March 2, 2011 there were approximately 150 record holders of our common shares registered with Citibank. The common shares registered with ABN AMRO Bank N.V., are in bearer form and are traded on Euronext Amsterdam under the symbol “ASM.”

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

Dividend policy

ASMI aims, as part of its financing policy, to pay a sustainable annual dividend. Annually the Supervisory Board, upon proposal of the Management Board, will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. The decision that a dividend be proposed to the Annual General Meeting of Shareholders will be subject to the availability of distributable profits as well as retained earnings and may be affected by our potential future funding requirements. Accordingly, dividend payments may fluctuate and could decline or be omitted in a certain future year.

In 2007, we paid an interim dividend of € 0.10 per common share. We have not paid dividends in 2008, 2009, 2010 and in any year prior to 2007. In 2011 we will propose to the forthcoming Annual General Meeting of Shareholders to declare a dividend of Euro 0.40 per share.

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

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Global Select Market and the high and low closing prices as reported on Euronext Amsterdam:

Price Range of Common Shares

	NASDAQ Closing Prices		Euronext Closing Prices
	High	Low	High	Low
Annual Information
2006	$21,34	$13,72	€16,97	€10.95
2007	30.32	20.94	21.08	15.08
2008	32.66	6.60	20.96	5.00
2009	25.75	6.30	17.80	4.92
2010	35.09	19.10	26.50	15.32

Quarterly Information
2009:
First Quarter	$10.47	$6.30	€7.55	€4.92
Second Quarter	16.64	8.52	11.93	6.45
Third Quarter	19.38	13.88	13.49	9.80
Fourth Quarter	25.75	17.29	17.80	11.80

2010:
First Quarter	$26.90	$20.98	€20.30	€15.33
Second Quarter	28.81	19.10	21.45	15.32
Third Quarter	26.31	19.37	19.98	15.48
Fourth Quarter	35.09	23.28	26.50	17.25

Monthly Information
September 2010	$25.80	$22.75	€18.86	€17.48
October 2010	25.92	24.46	18.75	17.70
November 2010	26.08	23.28	19.11	17.25
December 2010	35.09	26.10	26.50	19.77
January 2011	40.67	33.72	30.36	25.97
February 2011	41.38	37.71	30.66	27.38
March 2011 [1]	41.64	40.01	30.27	29.35

(1)	Through March 2, 2011.

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

The information required by Item 10.B. is incorporated by reference to Exhibit 1.1 in our Form 20-F filed with the United States Securities and Exchange Commission on March 16, 2007 and the Form 6-K filed on April 30, 2007. Our current Articles of Association are filed as Exhibit 1.1 hereto.

C. Material contracts.

We entered into a trust deed on November 6, 2009 with Citicorp Trustee Company Limited as trustee, under which we issued € 150 million aggregate principal amount of 6.5% senior unsecured convertible bonds due 6 November 2014. The terms of the bonds issued under the trust deed are summarized in Note 16 to our consolidated financial statements, which summary is incorporated herein by reference. A copy of the trust deed was filed as Exhibit 2.3 to our Form 20-F filed March 26, 2010.

As discussed in Item 4, ASMPT acquired the SEAS business from Siemens AG. In January 2011 nominal consideration was paid by ASMPT to Siemens for the business as well as certain loan and equity commitments were made by ASMPT to fund the ongoing acquired business. A copy of the acquisition agreement is filed as Exhibit 4.13 to this Form 20-F.

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

Dividends received by a U.S. Holder generally will be taxed at ordinary income rates. However, certain dividends received by individuals through taxable years beginning on or before December 31, 2012, may qualify to be taxed at capital gain rates (15% or less), provided (i) the recipient has held the underlying stock for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and (ii) the dividends are received from a “qualified foreign corporation.” A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a “qualified foreign corporation” if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. We believe that we are, and will continue to be, a “qualified foreign corporation.” Individual U.S. Holders should consult their tax advisors regarding the impact of distributions paid with respect to their common shares in light of their particular situations.

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

Effective for tax years beginning after December 31, 2006, there will be two specific classes (passive and general) of income for purposes of calculating foreign tax credit limitations. Dividends will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Gain from a sale, exchange or other disposition of our common shares will be treated as U.S. source income for foreign tax credit purposes unless the U.S. Holder makes an election pursuant to the U.S tax convention with the Netherlands to treat any such gain as foreign source. The rules relating to the determination of the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign, including Netherlands, taxes withheld.

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

We believe that we are not a PFIC, and we do not expect to become a PFIC. However, we cannot assure that we will not qualify as a PFIC in the future. The PFIC rules are very complex and U.S. Holders should consult their own tax advisors on this issue. In the event we are determined to be a PFIC in the current or future taxable year we do not anticipate providing US Holders with the information necessary to support a qualified electing fund election.

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

F. Dividends and paying agents.

Not Applicable.

G. Statement by experts.

Not Applicable.

H. Documents on display.

We are subject to certain reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within six months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language which, with respect to our annual report on Form 20-F for the year ended December 31, 2010, should be furnished within 30 days of filing our annual report on Form 20-F. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

Documents we file with the Commission are publicly available at its public reference facilities at 450 Fifth Street, N.W., Washington, DC 20549, Woolworth Building, 233 Broadway, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the documents are available at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington DC 20549. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. The address of this website is http://www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

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

We expect that substantially all of the € 13,000 unrealized gains included in accumulated other comprehensive income as of December 31, 2010 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Hedge ineffectiveness was insignificant for the years ended December 31, 2009 and December 31, 2010.

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

To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. For the year ended December 31, 2009, we recorded an un favorable movement of € 1.9 million. For the year ended December 31, 2010, we recorded a favorable movement of € 30.6 million. See Note 17 to our Consolidated Financial Statements, which is incorporated herein by reference.

The following table summarizes our financial instruments as of December 31, 2010 and analyzes the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market foreign currency exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the euro from their levels as of December 31 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro. The selection of 10% favorable or unfavorable change in foreign currency exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such an event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be possible that all of the foreign currency exchange rates to which we are exposed would simultaneously change by more than 10%, we find it meaningful to “stress test” our exposure under this 10% fluctuation scenario and other hypothetical adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

	Currency and notional amount		Carrying amount	Fair value	Sensitivity analysis
					Favorable FX change of 10%	Unfavorable FX change of 10%
		(in millions)
As of December 31, 2010:
Notes payable to banks, due within twelve months	yen	775.0	7.1	7.1	6.4	7,8
	SG$	2.0	1.2	1.2	1.1	1.3

Long-term debt with maturities:
due from 2011—2012	yen	2,166.2	19.9	19.9	17.9	21.9
due from 2011	SG$	0.6	0.3	0.3	0.3	0.4

Convertible subordinated debt:
due December 6, 2011	US$	44.9	33.6	57.9	30.2	37.0
due November 6, 2014	euro	150.0	150.0	255.4	150.0	150.0

Foreign exchange contracts:
sale of currency contracts to be settled within twelve months:	US$	2.3	1.7	1.7	1.6	1.9

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

The following tables analyze our sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar, Hong Kong dollar or Japanese yen against the euro as of December 31, 2010. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the U.S. dollar, Hong Kong dollar or Japanese yen against the euro.

A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in U.S. dollars, Hong Kong dollars and Japanese yen.

	2009	2010
	Impact on equity	Impact on equity
10% increase of U.S. dollar versus euro	(79)	1,061
10% decrease of U.S. dollar versus euro	79	(1,061)
10% increase of Singapore dollar versus euro	NM	1,431
10% decrease of Singapore dollar versus euro	NM	(1,431)
10% increase of Hong Kong dollar versus euro	19,736	53,458
10% decrease of Hong Kong dollar versus euro	(19,736)	(53,458)
10% increase of Japanese yen versus euro	3,585	5,016
10% decrease of Japanese yen versus euro	(3,585)	(5,016)

A positive amount indicates a gain in net earnings.

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar, Hong Kong dollar or Japanese yen against the euro as of December 31, 2009 and December 31, 2010 would not result in a material impact on equity.

The following table analyzes our sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar and Hong Kong dollar against the euro at average exchange rates for the years 2009 and 2010. A positive amount indicates an increase in net earnings.

	2009	2010
	Impact on net earnings	Impact on Net earnings
10% increase of Japanese yen versus euro	(1,212)	617
10% decrease of Japanese yen versus euro	1,212	(617)
10% increase of U.S. dollar versus euro	(7,456)	(549)
10% decrease of U.S. dollar versus euro	7,456	549
10% increase of Hong Kong dollar versus euro	4,570	14,632
10% decrease of Hong Kong dollar versus euro	(4,570)	(14,632)

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar and the Hong Kong dollar against the euro at average exchange rates for the years 2009 and 2010 would not result in a material impact on net earnings.

Interest risk

We are exposed to interest rate risk primarily through our borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2010 the Company had convertible subordinated debt borrowings outstanding of € 33,609 (US$ 44,909) at a fixed interest rate, maturing in December 2011 (on January 3, 2011 we announced the redemption for all of the outstanding principal balance of our 4.25% Convertible Subordinated Notes due 2011, which resulted in the conversion of all remaining notes prior to the redemption date scheduled for February 15, 1011) and € 150,000 at a fixed rate, maturing in November 2014, € 20,266 in long-term debt at fixed interest rates and € 8,297 in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of the Company’s debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2009 and December 31, 2010 borrowing levels.

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

A significant percentage of our revenue is derived from a small number of large customers. Our largest customer accounted for approximately 5.2% of net sales in 2010 (2009: 9.1%; 2008: 13.8%) and the ten largest customers accounted for approximately 27.9% of net sales in 2010 (2009: 32.9%; 2008: 32.0%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which could harm our financial results. At December 31, 2010 one customer accounted for 6.0% of the outstanding balance in accounts receivable (2009: 7.8%; 2008: 12.3%).

We place our cash and cash equivalent and derivative instruments with high quality financial institutions to limit the amount of credit risk exposure.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that as of December 31, 2010 our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with applicable generally accepted accounting principles. Internal control over financial reporting includes policies and procedures for maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010. Deloitte Accountants B.V., an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on ASMI’s internal control over financial reporting.

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

Item 16

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

Item 16C. Principal Accountant Fees and Services

Audit fees.

Deloitte Accountants B.V. (“Deloitte”), has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2010. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. and its members firms and/or affiliates in 2009 and 2010:

	EUR thousands		As a % of total fees
	2009	2010	2009	2010
Audit fees	2,074	1,798	82%	68%
Audit-related fees	5	—	—	—
Tax fees	426	665	17	25
Other fees	36	197	1	7

Total	2,541	2,660	100%	100%

Audit Committee pre-approval policies.

The Audit Committee has determined that the provision of services by Deloitte described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. All audit and permitted non-audit services provided by Deloitte during 2010 were pre-approved by the Audit Committee.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 20, 2010, the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

No shares were repurchased during 2010 under the authorization of May 20, 2010.

The maximum number of shares that may yet be purchased under the authorization takes into account any treasury shares held by the Company (at December 31, 2010 there are currently no treasury shares held by the Company) and the maximum number of common shares which the Company can hold is 10% of the number of common shares issued.

Of our treasury shares, 2,552,071 shares were held for our account by Lehman Brothers International (Europe) (“Lehman”), which was placed into administration on September 15, 2008. These shares were cancelled in 2009 by resolution of the 2009 Annual General Meeting of Shareholders.

During 2008, we engaged Lehman to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets. As of September 15, 2008, Lehman had purchased and held 2,552,071 shares for our account. Lehman went into bankruptcy administration on September 15, 2008, and we subsequently filed a submission giving notice of our proprietary interest in the shares believed to be held in custody by Lehman. At our May 2009 AGM, our shareholders resolved to cancel all of these treasury shares and we so notified Lehman of the cancellation. However we were notified in September 2010 by the Lehman administrators that there is a possible shortfall in the number of shares held by Lehman as reflected in the statements of our accounts with Lehman. To the extent the number of treasury shares held by Lehman as of the date of their cancellation is lower than 2,552,071 only such lower number of shares have been cancelled and the shortfall of shares may still be considered outstanding. The Lehman administrators report that some time prior to its bankruptcy, Lehman put into a segregated client omnibus account a cash sum on our behalf of $6,758,796, which the administrators apparently regard as money to which we have a proprietary right in lieu of some or all of the missing shares. We are uncertain at this time as to the accuracy of the shortfall of shares, the sufficiency of this cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, the timeline for clarity and resolution of this item is expected to be considerable, perhaps up to several years.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

Because we are a Netherlands public limited liability company, with principal executive offices outside of the U.S., some of our corporate practices vary from those required by the NASDAQ Listing Rules, as follows:

(i) Listing Rule 5620(c): Quorum

Pursuant to Dutch corporate law (section 2:120 sub 2 Dutch Civil Code) the validity of a resolution by the general meeting of shareholders does not depend on the proportion of the capital or shareholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company otherwise provide. It is the generally accepted business practice for Dutch companies not to provide for a quorum requirement in their articles, and there is no contrary requirement in the Dutch securities laws or under the rules of Euronext Amsterdam. Accordingly, our Articles of Association provide that a resolution of the general or any extraordinary meeting of shareholders will be adopted upon the favorable vote of a majority of the votes cast at the meeting. With the exception as outlined below, our Articles of Association do not provide for a quorum other than for resolutions in relation to the limitation of pre-emptive rights of existing shareholders and the cancellation of outstanding shares, which quorum requirements correspond with mandatory Dutch law. Furthermore, our Articles of Association provide that in the case of a shareholder appointment of persons to, or dismissal of persons from, our Supervisory Board and Management Board not proposed by our Supervisory Board, such resolution requires the affirmative vote of a majority of the votes cast at an annual or extraordinary shareholders meeting, which affirmative votes represent at least one third of our issued capital. To this extent, our practice varies from the requirement of Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

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

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

See pages F-1 through F-52, which are incorporated herein by reference.

Item 19. Exhibits (*)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English Informal Translation of ASM International N.V.’s Articles of Association, as amended		X

2.1	Trust Deed dated November 6, 2009 for the 6.5 % Senior Unsecured Convertible Bonds	Exhibit 2.3 to the Registrant’s Form 20-F filed on March 26, 2010

4.1	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002

4.2	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.3	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990	Exhibit 4.14 to the Registrant’s Form 20-F filed on April 17, 2003

4.4	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 12, 1999	Exhibit 4.15 to the Registrant’s Form 20-F filed on April 17, 2003

4.5	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited	Exhibit 4.16 to the Registrant’s Form 20-F filed on April 17, 2003

4.6	Overview of Remuneration of Members of the Management Board, dated May 18, 2006	Exhibit 4.23 to the Registrant’s Form 20-F filed on March 16, 2007

4.7	Overview of Remuneration of Mr. Peter van Bommel		X

4.8	Form of Supervisory Board Member Indemnification Agreement	Exhibit 10.1 to the Registrant’s Form 20-F filed on March 16, 2007

4.9	Form of Management Board Member Indemnification Agreement	Exhibit 10.2 to the Registrant’s Form 20-F filed on March 16, 2007

4.10	Amended and Restated Settlement Agreement dated as of December 16, 1998 by and among ASM International N.V., ASM America, Inc. and Applied Materials, Inc. **	Exhibit 10.3 to the Registrant’s Form 20-F filed on March 16, 2007

4.11	Summary of the material elements of employment contract with Mr. C.D. del Prado (effective as of March 1, 2008)	Exhibit 99.9 to the Registrant’s Form 6-K filed on May 20, 2008

4.12	Overview of remuneration of Mr. W.K. Lee	Exhibit 4.24 to the Registrant’s Form 20-F filed on March 16, 2007

4.13	Master Sale and Purchase Agreement re SEAS acquisition dated July 28, 2010		X

8.1	Subsidiaries		X

12.1	Certification of CEO pursuant to Rule 13a-14(a)		X

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
12.2	Certification of CFO pursuant to Rule 13a-14(a)		X

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X

15.1	Consent of Independent Registered Public Accounting Firm		X

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB	XBRL Taxonomy Extension Definition Linkbase Document

101.PRE	XBRL Taxonomy Extension Label Linkbase Document

101.DEF	XBRL Taxonomy Extension Presentation Linkbase Document

*	Pursuant to Instruction 2(b)(ii), the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.
**	Redacted version, originally filed as an exhibit to Registrant’s Form 6-K filed February 11, 1999. Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL N.V.

Date: March 25, 2011	/S/ CHARLES D. DEL PRADO
Charles D. del Prado
Chief Executive Officer

S-1

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of

ASM International N.V.

Almere, the Netherlands

We have audited the accompanying consolidated balance sheets of ASM International NV and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, total equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ASM International NV and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Accountants BV

Amsterdam, the Netherlands,

March 25, 2011

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of

ASM International N.V.

Almere, the Netherlands

We have audited the internal control over financial reporting of ASM International NV and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 25, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Accountants BV

Amsterdam, the Netherlands

March 25, 2011

Consolidated Balance Sheets

		December 31,
(EUR thousands except per share data)	Notes	2009	2010
Assets
Cash and cash equivalents	3	293,902	340,294
Accounts receivable (less allowance for doubtful accounts of € 8,968 and € 9,304)	4	165,754	271,271
Inventories, net	5	150,645	254,557
Income taxes receivable		43	57
Deferred tax assets	24	6,893	8,567
Other current assets		31,129	59,405

Total current assets		648,367	934,149

Debt issuance costs	16	6,978	5,564
Deferred tax assets	24	8,545	5,807
Other intangible assets, net	6	8,936	6,804
Goodwill, net	7	47,223	50,815
Evaluation tools at customers	10	11,282	6,644
Investments	11	50	50
Property, plant and equipment, net	8	114,811	197,937
Assets held for sale	9	5,508	6,347

Total assets		851,700	1,214,117

Liabilities and shareholders’ equity
Notes payable to banks	12	17,008	8,297
Accounts payable		93,117	170,553
Provision for warranty	13	5,650	8,273
Accrued expenses and other	14	78,061	117,401
Income taxes payable		17,658	47,493
Current portion convertible subordinated debt	16	11,542	32,439
Current portion conversion option	16	—	23,875
Current portion of long-term debt	15	5,795	15,950

Total current liabilities		228,832	424,282

Pension liabilities	18	5,556	7,167
Deferred tax liabilities	24	314	321
Long-term debt	15	16,554	4,316
Convertible subordinated debt	16	192,350	130,804
Conversion option	16	22,181	—

Total liabilities		465,787	566,890

Commitments and contingencies	19,20

Common shares:
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 51,745,140 and 52,931,881 shares		2,070	2,117
Financing preferred shares:
Authorized 8,000 shares, par value € 40, none issued		—	—
Preferred shares:
Authorized 118,000 shares, par value € 40, none issued		—	—
Capital in excess of par value		287,768	311,841
Treasury shares at cost		—	—
Retained earnings		16,145	131,741
Accumulated other comprehensive loss		(64,754)	(34,239)

Total shareholders’ equity	17	241,229	411,460
Non-controlling interest		144,684	235,767

Total equity		385,913	647,227

Total liabilities and shareholders’ equity		851,700	1,214,117

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		Year ended December 31,
(EUR thousands, except per share data)	Notes	2008	2009	2010
Net sales	25	747,362	590,739	1,222,900
Cost of sales		(477,100)	(409,224)	(673,322)

Gross profit	25	270,262	181,515	549,578
Operating expenses:
Selling, general and administrative		(126,591)	(107,777)	(130,596)
Research and development, net	22	(75,011)	(62,806)	(78,785)
Amortization of other intangible assets	6	(475)	(401)	(357)
Impairment of goodwill	7	(1,395)	—	—
Restructuring expenses	23	(7,068)	(35,687)	(11,201)

Total operating expenses		(210,540)	(206,671)	(220,939)

Result from operations	25	59,722	(25,156)	328,640
Interest income		4,047	1,018	1,221
Interest expense		(7,745)	(8,556)	(15,677)
Gain (loss) resulting from early extinguishment of debt	16	7,956	(1,759)	(3,609)
Accretion interest expense convertible notes	16	—	(4,286)	(6,010)
Revaluation conversion option	16	—	(24,364)	(19,037)
Foreign currency exchange gains (losses), net		785	(1,384)	(65)

Earnings (loss) before income taxes		64,765	(64,487)	285,462
Income tax expense	24	(12,144)	(3,786)	(42,939)

Earnings (loss) before dilution on investment in subsidiary		52,621	(68,273)	242,523
Gain on dilution of investment in subsidiary	18	4,088	—	—

Net earnings (loss)		56,709	(68,273)	242,523

Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net earnings (loss)
Shareholders of the parent		18,411	(107,517)	110,639
Non-controlling interest		38,298	39,244	131,884
Net earnings (loss) per share:	27
Basic net earnings (loss) from continuing operations		0.35	(2.08)	2.11
Diluted net earnings (loss) from continuing operations		0.35	(2.08)	2.09

Weighted average number of shares used in computing per share amounts (in thousands):
Basic		52,259	51,627	52,435
Diluted		52,389	51,627	61,494

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31,
(EUR thousands)	Notes	2008	2009	2010
Net earnings (loss)		56,709	(68,273)	242,523
Other comprehensive income (loss):
Foreign currency translation effect		14,681	(4,939)	41,309
Unrealized gains (losses) on derivative instruments, net of tax		(99)	(170)	136
Reclassification transition obligation into retained earnings		—	877	—
Amortization unrecognized actuarial results		—	26	—
Result on curtailment and settlement unrecognized pension obligations		—	852	—
Actuarial loss		(936)	(370)	(87)
Amortization of transition obligation related to pensions (ASC 715)		67	—	—

Total other comprehensive income (loss)	17	13,713	(3,724)	41,358

Comprehensive income (loss)		70,422	(71,997)	283,881
Allocation of comprehensive income (loss):
Common shareholders		27,228	(108,184)	141,154
Preferred shareholders		10	5	—
Non-controlling interest	17	43,184	36,182	142,727

See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

				EUR
(thousands, except for share data)	Notes	Number of common shares	Number of preferred shares	Common shares	Preferred shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehens- ive income (loss)	Total share- holders’ equity	Non- controlling interest	Total equity
Balance January 1, 2008		54,005,214	—	2,160	—	319,657	(3,985)	73,965	(72,919)	318,878	120,624	439,502
Compensation expense stock options	18	—	—	—	—	2,024	—	—	—	2,024	—	2,024
Purchase of common shares	17	—	—	—	—	—	(36,453)	—	—	(36,453)	—	(36,453)
Issuance of preferred shares	17	—	21,985	—	220	—	—	—	—	220	—	220
Conversion of debt into common shares	16	269,917	—	11	—	3,582	—		—	3,593	—	3,593
Conversion of debt into common shares out of treasury shares	16, 17	—	—	—	—	—	1,373	—	—	1,373	—	1,373
Exercise of stock options out of treasury shares	16, 17	—	—	—	—	(556)	1,850	(255)	—	1,039	—	1,039
Net earnings to common shareholders		—	—	—	—	—	—	18,401	—	18,401	38,298	56,699
Other comprehensive income	17	—	—	—	—	—	—	—	8,827	8,827	4,886	13,713
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	—	—	(43,398)	(43,398)
Dilution		—	—	—	—	—	—	—	—	—	4,729	4,729

Balance December 31, 2008		54,275,131	21,985	2,171	220	324,707	(37,215)	92,111	(64,092)	317,902	125,139	443,041
Compensation expense stock options		—	—	—	—	2,127	—	—	—	2,127	—	2,127
Withdrawal of common shares	17	(2,553,000)	—	(102)	—	(35,529)	35,631	—	—	—	—	—
Dividend tax paid on withdrawal of common shares		—	—	—	—	(3,399)	—	—	—	(3,399)	—	(3,399)
Withdrawal of preferred shares	17	—	(21,985)	—	(220)	—	—	—	—	(220)	—	(220)
Exercise of stock options out of treasury shares		—	—	—	—	(323)	1,584	(25)	—	1,236	—	1,236
Exercise stock options by issue of common shares	17	23,009	—	1	—	185	—	—	—	186	—	186
Reclassification transition obligation related to pensions (ASC 715)		—	—	—	—	—	—	(877)	—	(877)	—	(877)
Impact of initial adoption of ASC 815 regarding the accounting for the convertible notes	16	—	—	—	—	—	—	7,902	—	7,902	—	7,902
Recognition conversion option subsequent to issuance of convertible notes	16	—	—	—	—	—	—	23,601	—	23,601	—	23,601
Net earnings to common shareholders		—	—	—	—	—	—	(107,522)	—	(107,522)	39,244	(68,278)
Other comprehensive income	17	—	—	—	—	—	—	—	(662)	(662)	(3,062)	(3,724)
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	—	—	(19,099)	(19,099)
Dilution		—	—	—	—	—	—	956	—	956	2,462	3,418

Balance December 31, 2009		51,745,140	—	2,070	—	287,768	—	16,145	(64,754)	241,229	144,684	385,913
Compensation expense stock options		—	—	—	—	2,526	—	—	—	2,526	—	2,526
Conversion of debt into common shares	16	878,491	—	35	—	17,614	—	—	—	17,649	—	17,649
Exercise stock options by issue of common shares	17	308,250	—	12	—	3,932	—	—	—	3,944	—	3,944
Net earnings to common shareholders		—	—	—	—	—	—	110,639	—	110,639	131,884	242,523
Other comprehensive income	17	—	—	—	—	—	—	—	30,515	30,515	10,843	41,358
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	—	—	(58,162)	(58,162)
Dilution		—	—	—	—	—	—	4,957	—	4,957	6,518	11,475

Balance December 31, 2010		52,931,881	—	2,117	—	311,841	—	131,741	(34,239)	411,460	235,767	647,227

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Note	Year ended December 31,
(EURO thousands)		2008	2009	2010
Cash flows from operating activities:
Net earnings (loss)		56,709	(68,273)	242,523
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	8	33,176	32,054	30,630
Depreciation evaluation tools at customers		—	2,032	2,477
Amortization of other intangible assets	6	1,484	2,335	2,735
Impairment of property, plant and equipment	8	7,068	4,628	—
Impairment of goodwill	7	1,395	—	—
Amortization of debt issuance costs	16	742	902	1,952
Accruals for restructuring expenses and onerous contracts		—	26,657	1,863
Compensation expense employee share incentive scheme ASMPT	18	7,524	3,685	11,375
Compensation expense employee stock option plan	18	2,024	2,127	2,526
Accretion interest convertible bonds	16	—	4,286	6,010
Change in fair value conversion option	16	—	24,364	19,037
Deferred income taxes		(514)	(9,081)	4,092
(Gain) loss resulting from early extinguishment of debt	16	(7,956)	1,759	3,609
Gain on dilution of investment in subsidiary	18	(4,088)	—	—
Increase (decrease) in allowance for doubtful receivables	4	1,927	1,667	(187)
Changes in assets and liabilities:
Accounts receivable		73,159	1,338	(95,073)
Inventories		23,980	30,044	(77,236)
Other current assets		1,699	(5,449)	(31,478)
Accounts payable and accrued expenses		(54,471)	23,171	104,095
Advance payments from customers		(4,339)	11,052	9,646
Deferred revenue		(7,680)	(1,674)	1,100
Payments from provision restructuring expenses		—	(16,105)	(9,297)
Pension liabilities		743	(280)	390
Income taxes		4,820	(8,586)	29,096

Net cash provided by operating activities		137,402	62,652	259,884
Cash flows from investing activities:
Capital expenditures	8	(31,450)	(12,718)	(102,974)
Purchase of intangible assets	6	(5,362)	(3,294)	(624)
Acquisition of business	7	(176)	(50)	—
Proceeds from sale of business	7	410	—	—
Proceeds from sale of property, plant and equipment	8	3,569	570	3,032

Net cash used in investing activities		(33,009)	(15,493)	(100,566)
Cash flows from financing activities:
Notes payable to banks, net		(5,172)	966	(10,817)
Debt issuance costs for stand-by facility paid		—	(1,075)	—
Net-proceeds from long-term debt and subordinated debt		7,980	144,516	—
Repayments of long-term debt and subordinated debt		(45,754)	(32,246)	(57,994)
Purchase of treasury shares	17	(36,453)	—	—
Proceeds from issuance of common shares and exercise of stock options		1,039	1,447	3,944
Dividend tax paid on withdrawal of common shares		—	(3,399)	—
Proceeds from issuance of preferred shares	17	220	(220)	—
Dividends to minority shareholders ASMPT		(43,398)	(19,099)	(58,162)

Net cash provided by / (used in) financing activities		(121,538)	90,890	(123,027)
Foreign currency translation effect		6,499	(1,427)	10,096

Net (decrease) increase in cash and cash equivalents		(10,646)	136,623	46,387
Cash and cash equivalents at beginning of year	3	167,923	157,277	293,902

Cash and cash equivalents at end of year	3	157,277	293,902	340,294

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest		3,843	5,918	14,786
Income taxes		8,438	21,144	9,751

Supplemental on cash investing and financing activities:
Subordinated debt converted	16	4,966	—	13,473
Subordinated debt converted into number of shares	16	372,946	—	878,491

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1- General information / Summary of Significant Accounting Policies

General information

ASM International N.V. (“ASMI” or “the Company”) is a Netherlands public liability company domiciled in the Netherlands with its principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce semiconductor devices. The Company provides production solutions for the main areas of semiconductor production: wafer processing (Front-end), assembly and packaging (Back-end).

The Company’s shares are listed for trading on the NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM).

The accompanying consolidated financial statements include the financial statements of ASM International N.V. headquartered in Almere, the Netherlands, and its consolidated subsidiaries (together referred to as “ASMI” or the “Company”).

Basis of preparation

The Company follows accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applies the going concern basis in preparing its consolidated financial statements. Historical cost is used as the measurement basis unless otherwise indicated.

The accompanying consolidated financial statements are stated in thousands of Euros (“EUR”) unless indicated otherwise. Amounts in these financial statements are rounded to the nearest thousand Euro; therefore amounts may not equal (sub) totals due to rounding.

Use of estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities on the balance sheet dates and the reported amounts of revenue and expenses during the reported periods. While we regularly evaluate our estimates and assumptions, actual results may differ from these estimates if these assumptions prove incorrect.

Consolidation

The consolidated financial statements include the accounts of ASMI N.V. and all of its subsidiaries where ASMI holds a controlling interest. The non-controlling interest is disclosed separately in the consolidated financial statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Subsidiaries are all entities over which ASMI has the power to govern the financial and operating policies.

As further described in the Notes to Consolidated Financial Statements herein, from time to time, the consolidated subsidiary ASM Pacific Technology Ltd. (“ASMPT”) will issue common shares pursuant to their Employee Share Incentive Scheme. The effect of these issuances is a dilution of the ownership in ASMPT. Following the adoption of ASC 810(-10 45-23) as per 2009 results on dilution of investments in subsidiaries are accounted for directly in equity.

Subsidiaries are fully consolidated from the date on which control is transferred to ASMI and are deconsolidated from the date on which ASMI’s control ceases.

Segment reporting

The Company organizes its activities in two operating segments, Front-end and Back-end. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”), which is the chief operating decision maker (according to ASC 280).

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia. The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 52.36% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong.

Foreign Currency Translation

Items included in the financial statements of each ASMI’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial information is presented in euro (EUR), which is the functional currency of the Company and the group’s presentation currency.

In the preparation of ASMI’s consolidated financial statements assets and liabilities of foreign subsidiaries, of which the functional currency is not the euro, are translated into euros at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euros based on the weighted average exchange rates for the corresponding period. Resulting translation adjustments are directly recorded in shareholders’ equity. Currency differences on intercompany loans that have the nature of a long-term investment are also accounted for directly in shareholders’ equity.

Reclassifications

Following the adoption of ASC 810(-10 45-23) as per 2009 results on dilution of investments in subsidiaries are accounted for directly in equity. The 2009 results and changes in equity have been adjusted accordingly.

Derivative Financial Instruments

ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the Company (euro) or one of its subsidiaries conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on income, expenses, cash flows and assets and liabilities denominated in selected foreign currencies, in particular denominated in U.S. dollar.

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

Substantially all amounts, which are net of taxes, included in accumulated other comprehensive loss at December 31, 2010 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the consolidated statement of operations.

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

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturity of three months or less. Bank overdrafts are included within notes payable to banks in current liabilities on the consolidated balance sheet.

Cash and cash equivalents of the Company’s subsidiaries ASMPT and ASM Japan are restricted to be used only in the operations of ASMPT and ASM Japan respectively. The use of the equivalent of 67% of the outstanding 2011 4.25% convertible bonds due is restricted in use under the credit facility agreement.

Accounts Receivable

Accounts receivable are stated at nominal value less an allowance for doubtful accounts.

A significant percentage of our accounts receivable is derived from sales to a limited number of large multinational semiconductor device manufacturers located throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectability of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, management takes into consideration any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market value. Costs include net prices paid for materials purchased, charges for freight and custom duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsellable inventory.

Allowances for inventory are determined based on the expected demand as well as the expected market value of the inventory. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis.

Evaluation tools at customers

Evaluation tools at customers (“evaluation tools”) are systems generally delivered to customers under evaluation or a conditional purchase order and include substantial customization by ASM engineers and ASM-R&D staff in the field. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as Cost of sales.

On final acceptance of the system the purchase consideration is recognized as revenue. The carrying value of the evaluation system at that point in time is recognized as cost of sales. When the system is returned, at the end of the evaluation period, a detailed impairment review takes place, and future sales opportunities and additional costs are identified. Only when the fair value is below the carrying value of the evaluation tool an additional depreciation is recognized. The remaining carrying value is recognized as finished goods (inventory).

Long-lived assets

Long-lived assets include goodwill, other intangible assets and property, plant and equipment. Property, plant and equipment are carried at cost, less accumulated depreciation and any impairment losses. Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the lesser of the estimated useful life of the leasehold improvement or the term of the underlying lease.

Business combinations are accounted for under the purchase acquisition method. The Company tests its recorded goodwill and other intangible assets with indefinite lives for impairment each year on December 31 and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill is allocated to reporting units for purposes of impairment testing and tested for impairment on a two step approach. The implied fair value of goodwill is determined. First the recoverability is tested by comparing the carrying amount of the goodwill with the fair value being the sum of the discounted future cash flows. If the carrying amount of the goodwill at reporting unit level is higher than the fair value of the goodwill, the second step should be performed. The goodwill impairment is measured as the excess of the carrying amount of the goodwill over its fair value.

Other intangible assets with finite lives are amortized over the estimated useful lives using the straight-line method.

Recoverability of Long-Lived Asset

Long-lived assets (except those not being amortized) to be held and used by the Company are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future undiscounted cash flows expected to result from the use of the asset. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Long-lived assets and other intangibles (except those not being amortized) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue Recognition

The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured. The Company’s revenue includes revenue from contractual arrangements consisting of multiple deliverables, such as equipment and installation. The revenue from the undelivered element of the arrangement is deferred at fair value until delivery of the element.

A major portion of our revenue is derived from contractual arrangements with customers that have multiple deliverables, such as installation. The revenue relating to the undelivered elements of the arrangements, the installation, is deferred at fair value until delivery of these elements. The fair value is determined by vendor specific objective evidence (“VSOE”). VSOE is determined based upon the prices that the Company charges for installation on a stand-alone basis, which are subject to normal price negotiations.

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

Freight charges billed to customers are recognized as revenue, the related costs are recognized as cost of sales.

Revenues are recognized excluding the taxes levied on revenues.

Cost of Sales

Cost of sales comprise direct costs such as labor, materials, cost of warranty, depreciation, shipping and handling costs and related overhead costs. Cost of sales also includes third party commission, depreciation expenses of evaluation tools at customers, royalty payments and costs relating to prototype and experimental products, which the Company may subsequently sell to customers. Costs of warranty include the cost of labor, material and related overhead necessary to repair a product during the warranty period.

Warranty

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

Research and Development Costs

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

Share-based compensation expenses

On January 1, 2006 ASMI adopted ASC 715 “Share-Based Payment” (“ASC 715”), using the modified prospective transition method. ASC 715 requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards.

The cost relating to employee stock options (compensation expense) are recognized based upon the grant date fair value of stock options. The fair value at grant date is estimated using a Black-Scholes option valuation model. This model requires the use of assumptions including expected stock price volatility, the estimated life of each award and the estimated dividend yield.

The grant date fair value of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of stock options that will eventually vest. The impact of the true up of the estimates is recognized in the consolidated statement of operations in the period in which the revision is determined.

For further information on ASMI’s employee stock option plans reference is made to Note 18.

Restructuring costs

Restructuring expenses are recognized for exit or disposal activities when the liability arising from restructuring plans is incurred. In 2008, 2009 and 2010 restructuring expenses incurred, reference is made to Note 23. Distinction is made in one-time employee termination expenses, contract termination expenses and other associated expenses. For the accounting on the distinguished elements of restructuring expenses we apply to the policy as mentioned below. The expenses have been charged to “restructuring expenses”.

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

Income Taxes

The Company recognizes deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Consolidated Statement of Operations in the period in which the enacted rate changes. Deferred tax assets are reduced through a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

On January 1, 2007 the Company adopted Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“ASC 740”). ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standard ASC 740, “Accounting for Income Taxes”. ASC 740 prescribes a two-step approach for recognizing and measuring tax positions taken or expected to be taken in a tax return. Prior to recognizing the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not of being sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognized at the largest amount that is more-likely-than-not to be sustained. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Pensions

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

Commitments and Contingencies

The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, purchase commitments and commitments for capital expenditure, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed. Reference is made to Note 19.

Comprehensive Income

Comprehensive income consists of net earnings (loss) and other comprehensive income. Other comprehensive income includes gains and losses that are not included in net earnings, but are recorded directly in Shareholders’ Equity.

New Accounting Pronouncements

In April 2009, the FASB issued ASC 820-10-65-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This ASC provides guidance for making fair value measurements more consistent with the principles presented in ASC 820, “Fair Value Measurements”. This ASC relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The ASC is effective for financial statements issued for fiscal years and interim periods beginning after June 15, 2009 and should be applied prospectively. The implementation of this standard did not have any impact on the consolidated financial statements of the Company.

In June 2009, the FASB issued ASC 810 (Statement 167, “Amendments to FASB Interpretation No. 46(R)”). This ASC changes the way in which a company determines whether or not an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and its ability to direct the activities of the entity that most significantly impact the entity’s economic performance. This ASC is effective for fiscal years and interim periods beginning after November 15, 2009. The implementation of this standard did not have any impact on the consolidated financial statements of the Company.

In September 2009, the EITF reached final consensus on ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”. ASU 2009-13 amends the current guidance on arrangements with multiple deliverables (ASC 605-25) to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account (i.e. separate elements of the sales agreement), (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. The final consensus is effective for financial years beginning after June 15, 2010. We anticipate that the adoption of ASU 2009-13 will not have a material impact on the Company’s consolidated financial statements.

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

In January 2010, the EITF reached final consensus on ASU 2010-06, “Improving Disclosures about Fair Value Measurements”. This ASU amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU is effective for annual reporting periods beginning after December 15, 2009. Level 3 related amendments are effective for annual periods beginning after December 15, 2010. The adoption of the ASU did not have any impact on the Company’s consolidated financial statements but resulted in some additional disclosures, see Note 2. We are currently assessing the impact of the Level 3 related amendments.

In 2010, the Company adopted ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. This ASU is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The objective of the amendments is for an entity to provide disclosures that facilitate financial statement users’ evaluation of the following: the nature of credit risk inherent in the entity’s portfolio of financing receivables, how that risk is analyzed and assessed in arriving at the allowance for credit losses and the changes and reasons for those changes in the allowance for credit losses. The adoption of the ASU did not have any impact on the Company’s consolidated financial statements.

In 2010, the Company adopted ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”. This ASU amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent event procedures. The adoption of this ASU did not have any impact on the Company’s consolidated financial statements.

2- List of Significant Subsidiaries

Name	Location	% Ownership December 31,
		2009	2010
ASM Europe B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM United Kingdom Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM Germany Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM Pacific Holding B.V. [3]	Almere, the Netherlands	100.00%	100.00%
Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Willemstad, Curacao, Netherlands Antilles	100.00%	100.00%
ASM France S.A.R.L.	Montpellier, France	100.00%	100.00%
ASM Belgium N.V.	Leuven, Belgium	100.00%	100.00%
ASM Italia S.r.l.	Agrate, Italy	100.00%	100.00%
ASM Microchemistry Oy	Helsinki, Finland	100.00%	100.00%
ASM Services and Support Ireland Ltd.	Dublin, Ireland	100.00%	100.00%
ASM Services and Support Israel Ltd	Tel Aviv, Israel	100.00%	100.00%
ASM America, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Japan K.K.	Tokyo, Japan	100.00%	100.00%
ASM Wafer Process Equipment Ltd.	Quarry Bay, Hong Kong, People’s Republic of China	100.00%	100.00%
ASM China Trading Ltd.	Shanghai, People’s Republic of China	100.00%	100.00%
ASM Wafer Process Equipment Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM Far East Marketing Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Sales & Services Taiwan Co., Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Manufacturing Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM NuTool, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Genitech Korea Ltd.	Cheonan, South Korea	100.00%	100.00%
ASM Pacific Technology Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	52.59%	52.36%
ASM Assembly Automation Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	52.59%	52.36%
ASM Assembly Materials Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	52.59%	52.36%
ASM Technology Singapore Pte Ltd. [2]	Singapore	52.59%	52.36%
ASM Technology (M) Sdn. Bhd. [2]	Johor Bahru, Malaysia	52.59%	52.36%
ASM Semiconductor Materials (Shenzhen) Co. Ltd. [2]	Shenzhen, People’s Republic of China	52.59%	52.36%
Edgeward Development Ltd. [2]	Guernsey, Channel Islands	52.59%	52.36%
Shenzhen ASM Micro Electronic Technology Co. Ltd. [2]	Shenzhen, People’s Republic of China	52.59%	52.36%

(1)	For these subsidiaries ASM International N.V. has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.
(2)	100% subsidiaries of ASM Pacific Technology Ltd.
(3)	Established in 2008, ASM Pacific Holding B.V. is holding 52.36% of the shares in ASM Pacific Technology Ltd.

The accounts of the above mentioned entities and of certain insignificant subsidiaries not mentioned above have been consolidated in the Consolidated Financial Statements.

3- Cash and Cash Equivalents

At December 31, 2010, cash and cash equivalents of the Company’s subsidiaries ASMPT and ASM Japan amounted to € 197,865 and € 15,647 respectively, which are restricted to be used only in the operations of ASMPT and ASM Japan respectively. The use of € 22,406 (USD 29,939) of cash and cash equivalents is restricted in use under the credit facility agreement for the repurchase of outstanding convertible bonds due 2011. No further restrictions on usage of cash and cash equivalents exist. The carrying amount approximates their fair value.

4- Accounts receivable

The carrying amount of accounts receivable is as follows:

	Current	Overdue < 30 days	Overdue 31 – 60 days	Overdue 61 – 120 days	Overdue > 120 days	Total
December 31, 2009	127,409	19,712	11,195	4,627	2,811	165,754
December 31, 2010	213,059	28,684	15,814	10,368	3,346	271,271

The changes in the allowance for doubtful accounts receivable are as follows:

Balance January 1, 2008	(5,075)
Charged to selling, general and administrative expenses	(2,859)
Utilization	932
Foreign currency translation effect	(298)

Balance December 31, 2008	(7,300)
Charged to selling, general and administrative expenses	(2,812)
Utilization	1,145
Foreign currency translation effect	(1)

Balance December 31, 2009	(8,968)
Charged to selling, general and administrative expenses	(461)
Utilization	648
Foreign currency translation effect	(522)

Balance December 31, 2010	(9,304)

The carrying amount of the accounts receivable approximates their fair value.

5- Inventories

Inventories consist of the following:

	December 31,
	2009	2010
Components and raw materials	92,352	138,965
Work in process	64,516	128,728
Finished goods	40,716	28,165

Total inventories, gross	197,584	295,857
Allowance for obsolescence	(46,939)	(41,301)

Total inventories, net	150,645	254,557

The changes in the allowance for obsolescence are as follows:

Balance January 1, 2008	(27,493)
Charged to cost of sales	(11,711)
Utilization	8,299
Foreign currency translation effect	(1,710)

Balance December 31, 2008	(32,615)
Charged to cost of sales	(27,236)
Utilization	11,818
Foreign currency translation effect	1,094

Balance December 31, 2009	(46,939)
Charged to cost of sales	(3,248)
Utilization	14,628
Foreign currency translation effect	(5,742)

Balance December 31, 2010	(41,301)

6- Other Intangible Assets

Other intangible assets include purchased technology from third parties and software developed or purchased (including licences) for internal use. The changes in the amount of other intangible assets are as follows:

	Software	Purchased technology and other intangible assets	Total
At cost:
Balance January 1, 2009	10,111	2,754	12,865
Additions	3,294	—	3,294
Foreign currency translation effect	(81)	166	85

Balance December 31, 2009	13,324	2,920	16,244
Additions	624	—	624
Reclassification	131	—	131
Foreign currency translation effect	354	272	626

Balance December 31, 2010	14,433	3,192	17,625

Accumulated amortization:
Balance January 1, 2009	3,042	1,905	4,947
Amortization for the year	1,934	401	2,335
Foreign currency translation effect	(89)	114	25

Balance December 31, 2009	4,887	2,420	7,307
Amortization for the year	2,376	358	2,735
Reclassification	240	—	240
Foreign currency translation effect	305	233	538

Balance December 31, 2010	7,809	3,011	10,820

Other intangible assets, net:
December 31, 2009	8,437	500	8,936
December 31, 2010	6,624	181	6,804

Other intangible assets are amortized over useful lives of 3 to 7 years. Estimated amortization expenses relating to other intangible assets are as follows:

2011	2,433
2012	2,050
2013	1,640
2014	679
2015	3

6,804

7- Goodwill

The changes in the carrying amount of goodwill are as follows:

	Front-end	Back-end	Total
Balance January 1, 2009	9,845	38,144	47,989
Foreign currency translation effect	550	(1,316)	(766)

Balance December 31, 2009	10,395	36,828	47,223
Foreign currency translation effect	798	2,794	3,592

Balance December 31, 2010	11,193	39,622	50,815

The allocation of the carrying amount of goodwill is as follows:

	December 31,
	2009	2010
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
ASM Genitech Korea Ltd	6,835	7,633

Back-end segment:
ASM Pacific Technology Ltd	36,828	39,622

Total	47,223	50,815

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

ASM Genitech Korea Ltd.—In 2004, the Company acquired 100% of the common shares in Genitech in exchange for 247,638 common shares of the Company, € 4,640 in cash and possible future variable cash payments of up to US$ 9.2 million if certain financial performance targets are satisfied at various times from the acquisition date in 2004 through the year ended December 31, 2008. The total consideration at the date of the acquisition in 2004, including expenses, amounted to € 7,939, excluding variable cash payments that may be payable in the future based on certain financial performance targets.

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

The material assumptions used for the fair value calculation of the reporting unit are:

•

A discount rate of 20.5% ( last year 13.0%) representing the pre-tax weighted average cost of capital. This relative high rate is a consequence of the current situation whereby certain production lines are in the early phase of the product lifecycle, hence reflecting a higher risk.

•	For Front- end external market segment data, historical data and strategic plans to estimate cash flow growth per product line have been used.

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

These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Based on this analysis management believes that as per December 31, 2010 the fair value of the reporting units exceeded the carrying value.

8- Property, Plant and Equipment

The changes in the amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost:
Balance January 1, 2009	104,860	327,783	432,643
Capital expenditures	1,849	10,869	12,718
Reclassification as held for sale	(6,634)	—	(6,634)
Impairment charges	(132)	(4,496)	(4,628)
Retirements and sales	(217)	(6,240)	(6,457)
Foreign currency translation effect	(3,251)	(10,981)	(14,232)

Balance December 31, 2009	96,475	316,935	413,410
Capital expenditures	24,716	78,258	102,974
Retirements and sales	(1,612)	(18,787)	(20,399)
Reclassification	74	(206)	(132)
Foreign currency translation effect	11,778	33,690	45,468

Balance December 31, 2010	131,431	409,889	541,320

Accumulated depreciation:
Balance January 1, 2009	59,156	224,930	284,086
Depreciation for the year	6,778	25,276	32,054
Reclassification as held for sale	(1,126)	—	(1,126)
Retirements and sales	(213)	(5,427)	(5,640)
Foreign currency translation effect	(2,012)	(8,764)	(10,776)

Balance December 31, 2009	62,583	236,016	298,599
Depreciation for the year	7,092	23,538	30,630
Retirements and sales	(1,607)	(15,757)	(17,364)
Reclassification	—	(240)	(240)
Foreign currency translation effect	6,147	25,609	31,756

Balance December 31, 2010	74,216	269,167	343,383

Property, plant and equipment, net:
December 31, 2009	33,893	80,919	114,811
December 31, 2010	57,215	140,722	197,937

Useful lives in years:	- Buildings and leasehold improvements	10-25
	- Machinery and equipment	2-10
	- Furniture and fixtures	2-10

ASM Japan and ASM Front-End Manufacturing Singapore have pledged real estate with a carrying value of € 28,586 to secure loan facilities outstanding in Japan and Singapore.

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

In 2009 the decision was made to dispose certain items of property, plant and equipment. These assets are reported as held for sale.

9- Assets held for sale

The changes in the carrying value of assets held for sale are as follows:

	Japan	The Netherlands	Total
Balance January 1, 2009	—	—	—
Assets reclassified as held for sale	5,231	277	5,508

Balance December 31, 2009	5,231	277	5,508
Foreign currency translation effect	839	—	839

Balance December 31, 2010	6,070	277	6,347

In 2009 the decision was made to dispose certain items of property, plant and equipment. These assets represent a carrying value as per December 31, 2010 of € 6,347. The assets held for sale are located in Japan and The Netherlands. In Japan (Tama) a building that was used for research and development activities was ceased to be used in December 2009. The carrying value of € 5.3 million is lower than the fair value less cost to sell. Also in Japan a piece of land that was purchased to build a research and development center has now been regarded as held for sale. The carrying value of € 0.8 million is below the expected selling price. In the Netherlands the former ASMI head office located in Bilthoven has been regarded as held for sale. The carrying value of € 0.3 million is lower than the fair value less cost to sell. The expected selling prices were determined, based on various inputs and considerations, including an appraisal from an outside firm performed during 2009. During 2010 both the Japanese and the Dutch properties were under the interest of the market, though the assets have not been sold yet, the outside firms maintain the expected selling prices.

10- Evaluation tools at customers

The changes in the amount of evaluation tools are as follows:

Balance as at January 1, 2009	6,693
Evaluation tools shipped	8,588
Depreciation	(2,032)
Evaluation tools sold	(1,776)
Foreign currency translation effect	(191)

Balance December 31, 2009	11,282
Evaluation tools shipped	5,381
Depreciation	(2,477)
Evaluation tools sold	(8,526)
Foreign currency translation effect	984

Balance December 31, 2010	6,644

Useful lives in years:	5

Evaluation tools are systems delivered to customers under evaluation agreements. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as Cost of sales.

11- Investments

The investment of € 50 as per December 31, 2010 reflects the cost of the interest in Levitech B.V. Resulting from the management buy-out of the RTP business, ASM International N.V. obtained a 20% interest in Levitech B.V.

12- Notes Payable to Banks

Information on notes payable to banks is as follows:

	December 31,
	2009	2010
Short-term debt outstanding in:
Japan	13,518	7,130
Singapore	990	1,167
Overdraft in:
The Netherlands	2,500	—

Total	17,008	8,297

Short-term debt outstanding in local currencies is as follows (in thousands):

	December 31,
	2009	2010
Japanese yen	1,800,000	775,000
Singapore dollar	2,000	2,000

Short-term debt outstanding in Japan in the amount of € 7,130 is collateralized by real estate with a carrying value of € 8,780 of ASM Japan.

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 2.8% at December 31, 2010.

Total short-term lines of credit amounted to € 126,833 at December 31, 2010. The amount outstanding at December 31, 2010 was € 8,297 and the undrawn portion totaled € 118,536. The undrawn portion includes the Company’s standby revolving credit facility of € 90,000 with a consortium of banks. The facility, available through November 6, 2012, is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion further includes € 22,464 for ASMPT, which amount is restricted to be used only in the operations of ASMPT. The undrawn portion further includes € 6,072 for ASM Japan, which amount is restricted to be used only in the operations of ASM Japan.

The credit facility of € 90,000 bank includes two financial covenants: a minimum long-term committed capital and a total net debt/equity ratio. These financial covenants are measured twice each year, at June 30 and December 31. The Company is in compliance with these financial covenants as of June 30, 2010 and as of December 31, 2010.

Short-term line of credits of ASM Japan of € 1,610 include financial covenants, of which the most important covenants, measured at December 31 of each year are, no two loss making years in a row and no annual loss in excess of a certain percentage of the equity of ASM Japan. ASM Japan is in compliance with these financial covenants as of December 31, 2010.

ASMI is guarantor with respect to all short-term debt outstanding of ASM Front-End Manufacturing Singapore. ASMI is guarantor with respect to a credit line of € 13,202, with € 7,130 outstanding, of ASM Japan. ASMI does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of ASMI. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its non ASMPT subsidiaries.

13- Provision for Warranty

The changes in the amount of provision for warranty are as follows:

Balance January 1, 2009	9,913
Charged to cost of sales	2,082
Deductions	(6,153)
Foreign currency translation effect	(192)

Balance December 31, 2009	5,650
Charged to cost of sales	7,066
Deductions	(4,824)
Foreign currency translation effect	381

Balance December 31, 2010	8,273

14- Accrued Expenses and Other

Accrued expenses and other consist of the following:

	December 31,
	2009	2010
Advance payments from customers	16,371	28,272
Accrual for employee contract termination benefits	9,236	2,065
Accrual for onerous contracts	1,396	1,449
Deferred revenue	3,254	4,367
Personnel related items	22,115	47,060
Interest payable	2,424	2,102
Other	23,265	32,086

	78,061	117,401

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

The accrual for onerous contracts relates to operating lease contracts for buildings for which no economic benefits are expected. The accrual for onerous contracts is expected to be utilized by 2013.

15- Long-term Debt

Long-term debt consists of the following:

	December 31,
	2009	2010
Term loans:
Japan, 1.3-2.4%, due 2011 – 2012	16,898	16,606
Finland, 1.0%, due 2011	214	—
Singapore, 4.5%, due 2011	855	337
Mortgage loans:
Japan, 2.1-2.2%, due 2012	3,417	2,898
Capital lease commitments:
Japan, 1.8%, due 2011 – 2012	965	425

	22,349	20,266
Current portion	(5,795)	(15,950)

	16,554	4,316

Long-term debt, including current portion, in local currencies is as follows (in thousands):

	December 31,
	2009	2010
Euro	214	—
Japanese yen	2,833,514	2,166,175
Singapore dollars	1,727	578

Aggregate annual principal repayments for years subsequent to December 31, 2010 are:

2011	15,950
2012	4,316

20,266

Long-term debt outstanding in Japan in the amount of € 13,938 is collateralized by real estate with a carrying value of € 5,612 of ASM Japan.

Long-term debt outstanding in Singapore in the amount of € 337 is collateralized by real estate with a carrying value of € 14,269 and other assets with a carrying value of € 65,227 of ASM Front-End Manufacturing Singapore.

Long-term debt of ASM Japan of € 11,040 include financial covenants, of which the most important covenants, measured at December 31 of each year are as follows:

•	no two loss making years in a row;

•	no annual loss in excess of a certain percentage of the equity of ASM Japan.

ASM Japan is in compliance with these financial covenants as of December 31, 2010.

ASMI is guarantor with respect to all long-term debt outstanding of ASM Front-End Manufacturing Singapore and is guarantor with respect to € 5,152 long-term debt outstanding of ASM Japan.

Capital lease commitments relate to commitments for equipment and machinery.

16- Convertible Subordinated Debt

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

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and 2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement, for 2010 this revaluation at fair value resulted in a loss of € 19.0 million (2009 € 24.4 million). For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the Company’s equity shares, in which they can be converted to, are denominated in the same currency (Euro). Based on this criterion the conversion option qualifies as permanent equity.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For the financial year 2010 this accretion interest expense was € 6,010 (2009; € 4,286).

The changes in the outstanding amounts of convertible subordinated debt are as follows:

	5.25% convertible subordinated notes, due 2010	4.25% convertible subordinated notes, due 2011	6.50% convertible unsecured notes, due 2014
Liability at redemption value at date of issuance	79,267	111,682	150,000
Conversion component at date of issuance	(13,653)	(18,329)	(23,601)

Liability component at date of issuance	65,614	93,353	126,399

Balance January 1, 2009	15,037	91,756	—
Separation conversion option subsequent to the adoption of ASC 815	(825)	(9,684)	—
Issue of notes	—	—	126,399
Accrual of interest	595	3,135	556
Repurchasing of notes	(2,647)	(16,208)	—
Foreign currency translation effect	(619)	(3,605)	—

Balance December 31, 2009	11,542	65,394	126,955
Conversion of notes	(12,677)	(5)	—
Accrual of interest	181	1,560	3,849
Repurchasing of notes	—	(38,276)	—
Foreign currency translation effect	954	3,765	—

Balance December 31, 2010	—	32,439	130,804

Reported as non-current liabilities	—	—	130,804
Reported as current liabilities	—	32,439	—

	5.25% convertible subordinated notes, due 2010	4.25% convertible subordinated notes, due 2011	6.50% convertible subordinated notes, due 2014
Nominal value in US$:
December 31, 2009	16,880	101,387	—
December 31, 2010	—	44,909	—

Nominal value in €:
December 31, 2009	11,718	70,383	150,000
December 31, 2010	—	33,609	150,000

5.25% convertible subordinated notes, due 2010

In May 2003, ASMI issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due in May 2010 in a private offering. Interest on the notes was payable on May 15 and November 15 of each year. The notes were subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes were convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 52.0237 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This was equivalent to an initial conversion price of US$ 19.22 per share. On or after May 20, 2006, the Company could redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions were satisfied. In the event of a change in control, the Company could be required to repurchase the notes.

In 2007, US$ 20.8 million of the US$ 90.0 million convertible subordinated notes were repurchased. The US$ 20.8 million were repurchased for a market value of US$ 29.0 million. The loss for the early extinguishment of the notes of € 6,309, which includes the premium paid above par and the write-off of unamortized issuance costs, was recorded as expense from early extinguishment of debt in the Consolidated Statement of Operations for the year 2007.

In 2008, US$ 48.3 million convertible subordinated notes was repurchased. The US$ 48.3 million was repurchased for a market value of US$ 37.7 million. The gain from the early extinguishment of the notes of € 7,957, which includes the premium paid under par and the write-off of unamortized issuance costs, was recorded as a gain from early extinguishment of debt in the Consolidated Statement of Operations for the year 2008.

In 2008 US$ 0.01 million in convertible subordinated notes were converted into 520 common shares out of the treasury shares, previously purchased by the Company.

In 2009 US$ 4.0 million convertible subordinated notes was repurchased for a market value of US$ 5.2 million. The loss from the early extinguishment of the notes of € 211, which includes the premium paid above par and the write-off of unamortized issuance costs, was recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

In 2010 the remaining US$ 16.9 million in convertible subordinated notes were converted into 878,154 common shares, newly issued by the Company.

4.25% convertible subordinated notes, due 2011

In December 2004, ASMI issued US$ 150.0 million in principal amount of 4.25% convertible subordinated notes due in December 2011 in a private offering. Interest on the notes was payable on June 6 and December 6 of each year. The notes were subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes were convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 48.0307 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This was equivalent to an initial conversion price of US$ 20.82 per share. Effective December 6, 2007, the conversion price was adjusted for the cash dividend paid in September 2007 to US$ 20.71 per share. On or after December 6, 2007, the Company could redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares exceeded 130% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days. In the event of a change in control, the Company could be required to repurchase the notes.

In 2007, US$ 14.6 million of the US$ 150.0 million convertible subordinated notes were repurchased. The US$ 14.6 million were repurchased for a market value of US$ 19.4 million. The loss for the early extinguishment of the notes of € 3,740, which includes the premium paid above par and the write-off of unamortized issuance costs, was recorded as expense from early extinguishment of debt in the Consolidated Statement of Operations for the year 2007.

In 2008 US$ 7.7 million in convertible subordinated notes were converted into 372,426 common shares of which 102,509 consisted of the treasury shares previously purchased by the Company and 269,917 newly issued common shares.

In 2009 US$ 26.3 million convertible subordinated notes were repurchased for a market value of US$ 33.7 million. The loss from the early extinguishment of the notes of € 1,548, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, was recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

In 2010 US$ 56.5 million convertible subordinated notes was repurchased for a market value of US$ 74.6 million. The loss from the early extinguishment of the notes of € 3,609, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, was recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2010.

In 2010 US$ 7 thousand in convertible subordinated notes were converted into 337 common shares, newly issued by the Company.

On January 3, 2011 we announced that we initiated a full redemption for all of the outstanding principal balance of the 4.25% Convertible Subordinated Notes due 2011. The Notes which were not converted into common shares were redeemed on February 16, 2011, at a redemption price of 100.00% of the principal amount thereof, plus accrued and unpaid interest to February 15, 2011. The Notice of Redemption for the Notes was sent to all registered holders on January 3, 2011.

The 4.25% convertible subordinated notes ranked pari passu with the 5.25% convertible subordinated notes.

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

Conversion option

The conversion component of the subordinated notes qualifying as a liability is measured at fair value. The fair values for these options were determined using the Black-Scholes option valuation model with the following market data:

Valuation in US$ per note of nominal US$ 1,000	5.25% Convertible subordinated notes, due May 2010		4.25% Convertible subordinated notes, due December 2011
Valuation per 31 December 2008:
Implied volatility		17.4%		10.0%
USD interest average		1.86%		1.86%
Stock price		€6.16		€6.16
Conversion price	US$	19.22	US$	20.71
Value of the option	US$	13.32	US$	29.99

Valuation per 31 December 2009:
Implied volatility		32.0%		32.0%
USD interest average		0.37%		1.27%
Stock price		€17.76		€17.76
Conversion price	US$	19.22	US$	20.71
Value of the option	US$	312.97	US$	263.04

Valuation per 31 December 2010:
Implied volatility		n/a		31.0%
USD interest average		n/a		0.78%
Stock price		n/a		€26.50
Conversion price		n/a	US$	20.71
Value of the option		n/a	US$	710.35

Debt issuance costs

The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Consolidated Balance Sheet and amortized by the effective interest method as interest expense during the economic life of the debts. Debt issuance costs of € 1,234 are expected to be amortized in 2011.

17- Shareholders’ Equity

Common shares, preferred and financing preferred shares

The authorized capital of the Company amounts to 110,000,000 shares of € 0.04 par value common shares, 118,000 shares of € 40 par value preferred shares and 8,000 shares of € 40 par value financing preferred shares, of which 52,931,881 common shares, no preferred and no financing preferred shares were outstanding as at December 31, 2010. All shares have one vote per € 0.04 par value. Treasury shares held by the Company cannot be voted on.

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

During 2008, ASM engaged Lehman Bros (“Lehman”). to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets on behalf of ASMI. As of September 15, 2008, at the time it went into bankruptcy administration, Lehman reported that it had purchased and held on our behalf 2,552,071 shares, which were accounted for as treasury shares accordingly. ASM filed a submission with the Lehman administrators giving notice of the shares held in custody by Lehman. At ASMI’s May 2009 Annual General Meeting, our shareholders resolved to cancel all of these treasury shares which, accordingly, was accounted for in our 2009 Annual Report as a reduction of the number of outstanding shares. Lehman was notified of the cancellation of shares at the time.

In September 2010, Lehman’s administrators notified us that there is a possible shortfall in the number of shares held by Lehman of 479,279 shares (out of the 2,552,071 shares), which cannot currently be accounted for by Lehman. The Lehman administrators also reported a segregated collateral cash account of US$ 6,759, that ASMI may be entitled to in the absence of the shares. We have not been able to obtain additional information to confirm and understand the potential shortfall of shares or our ability to recover the US$ 6,759 from the Lehman bankruptcy proceedings in lieu of the shares. Accordingly, we are uncertain at this time as to the accuracy of the shortfall of shares, our ability to claim the collateral cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made by the administrator since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, we believe it may take several years to obtain clarity or resolution about the potential shortfall or claim to cash. ASMI is in the process of filing a claim with the Lehman administrators to safeguard our interests.

Considering the factual and legal uncertainties, it is premature to conclude that the 479,279 shares should still be considered as outstanding or that ASMI has a US$ 6,759 receivable from Lehman. ASMI has, therefore, neither reversed the cancellation of these shares that we recorded in 2009, nor recorded a receivable from Lehman. If the shares would be considered as outstanding, the impact on our basic and diluted earnings per share as at December 31, 2010 would have been € (0.02) and € (0.01) respectively per share.

Treasury shares at cost

The changes in the number and amount of treasury shares at cost is as follows:

	Number of treasury shares	Amount	Amount per share
Balance January 1, 2009	2,666,491	37,215	13.96
Withdrawal of common shares	(2,553,000)	(35,631)	13.96
Issuance of treasury shares upon exercise of options	(113,491)	(1,584)	13.96

Balance December 31, 2009	—	—	—

Balance December 31, 2010	—	—	—

Retained earnings

Distributions to common shareholders are limited to the extent the total amount of shareholders’ equity exceeds the amounts of nominal paid-in share capital (exclusive any share premium) and any reserves to be formed pursuant to law or the Company’s articles of association. The amounts are derived from the Statutory Financial Statements of ASM International N.V.

Following the adoption of ASC 810(-10 45-23) as per 2009 results on dilution of investments in subsidiaries are accounted for directly in equity. The 2009 results and changes in equity have been adjusted accordingly. For 2010 and 2009 these dilution gains were € 4,957 and € 956 respectively.

Accumulated other comprehensive loss

The changes in the amount of accumulated other comprehensive loss are as follows:

	Foreign currency translation effects	Unrealized gains (losses) on derivative instruments, net of tax	Unrecognized pension obligations, net of tax	Total
Balance January 1, 2009	(62,301)	47	(1,838)	(64,092)
Foreign currency translation effect on translation of foreign operations	(1,939)	—	62	(1,877)
Increase in fair value of derivative instruments, net of tax	—	81	—	81
Transfer to Consolidated Statement of Operations of derivative instruments, net of tax	—	(251)	—	(251)
Reclassification transition obligation into retained earnings	—	—	877	877
Result on curtailment and settlement unrecognized pension obligations	—	—	852	852
Actuarial loss	—	—	(370)	(370)
Amortization of unrecognized actuarial results	—	—	26	26

Total change in accumulated other comprehensive loss	(1,939)	(170)	1,447	(662)

Balance December 31, 2009	(64,240)	(123)	(391)	(64,754)
Foreign currency translation effect on translation of foreign operations	30,553	—	(87)	30,466
Increase in fair value of derivative instruments, net of tax	—	136	—	136
Actuarial loss	—	—	(87)	(87)

Total change in accumulated other comprehensive loss	30,553	136	(174)	30,515

Balance December 31, 2010	(33,687)	13	(565)	(34,239)

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

Reference is made to the paragraph “Common shares, preferred and financing preferred shares” of this note to the consolidated financial statements for the uncertainty about the shares held in custody by Lehman.

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

The maximum of shares that may yet be purchased under the program takes into account the treasury shares held by the Company (at December 31, 2010 there were no treasury shares held) and the maximum number of common shares which the Company can hold according to its Articles of Association. This maximum is 10% of the number of common shares issued.

18- Employee Benefits

Pension plans

The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except for the plans of the Company’s operations in the Netherlands and Japan.

The Company’s employees in the Netherlands participate in a multi-employer plan (“Bedrijfstakpensioenfonds Metalektro”). The plan monitors the risks of the entire investment portfolio, not by individual company or employee, and is subject to regulation by Dutch governmental authorities. By Dutch law, a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of its assets to its obligations. This ratio includes a minimum coverage ratio of 105%. Each company participating in the plan contributes a percentage of its total pensionable salaries and each company contributes the same percentage. The pension rights of individual employees are based on the employee’s average salary during employment. The Company’s net periodic pension cost for the multi-employer plan for a fiscal period is equal to the required contribution for that period. At December 31, 2010 the coverage ratio of the multi-employer plan was 96 (December 31, 2009: 99%). This decrease mainly resulted from the use of the latest mortality tables. The Board of the multi-employer plan decided that existing pension obligations will not be indexed for the years 2010 and 2011.

The Company’s employees in Japan participate in a defined benefit plan. The funded status of the plan and the amounts not yet recognized in the Consolidated Statement of Operations and the amounts recognized in the Consolidated Balance Sheet are as follows:

	December 31,
	2009	2010
Defined benefit obligations	(6,560)	(8,805)
Fair value of plan assets	2,119	3,189

Funded status deficit	(4,441)	(5,617)
Unrecognized actuarial loss	662	954

Net liabilities	(3,779)	(4,663)

The changes in defined benefit obligations and fair value of plan assets are as follows:

	December 31,
	2009	2010
Defined benefit obligations
Balance January 1	10,046	6,560
Current service cost	675	629
Interest on obligation	154	139
Actuarial losses (gains)	605	795
Benefits paid	(365)	(819)
Curtailment and settlement	(4,095)	—
Foreign currency translation effect	(461)	1,502

Balance December 31	6,560	8,805
Fair value of plan assets
Balance January 1	4,973	2,119
Expected return on plan assets	98	77
Actuarial losses	(20)	658
Company contribution	629	647
Benefits paid	(365)	(819)
Settlement	(2,996)	—
Foreign currency translation effect	(201)	507

Balance December 31	2,119	3,189

The net periodic benefit cost consists of the following:

	December 31,
	2008	2009	2010
Current service cost	739	675	629
Interest on obligation	160	154	139
Expected return on plan assets	(193)	(98)	(77)
Amortization deferred actuarial loss	—	44	1
Amortization of transition amount	113	—	—

Net periodic pension benefit cost	819	775	692

The actual return on plan assets was € (1,293), € 78 and € 734 for the years ended December 31, 2008, 2009 and 2010 respectively.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	December 31,
	2008	2009	2010
Discount rate for obligations	2.00%	1.70%	1.25%
Expected return on plan assets	3.00%	3.00%	3.00%
Future salary increases	2.94%	2.93%	2.93%

The allocation of plan assets is as follows:

	December 31,
	2009		2010
Shares	868	41.0%	798	25.0%
Bonds	1,010	47.6%	1,965	61.6%
Loans	126	5.9%	235	7.4%
Real estate	25	1.2%	51	1.6%
Other	91	4.3%	140	4.4%

	2,119	100.0%	3,189	100.0%

The plan assets do not include any of the Company’s shares.

The Company expects to contribute € 651 to the defined benefit plan in 2011. The Company expects to pay benefits for years subsequent to December 31, 2010 as follows:

2011	251
2012	257
2013	262
2014	286
2015	286
Aggregate for the years 2016-2020	1,897

Total	3,239

Retirement plan costs consist of the following:

	December 31,
	2008	2009	2010
Defined contribution plans	7,863	6,875	10,423
Multi-employer plans	2,792	2,089	1,207
Defined benefit plans	819	775	673

Total retirement plan costs	11,474	9,739	12,303

The Company does not provide for any significant post-retirement benefits other than pensions.

Employee Stock Option Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various employees. Under these plans, employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or U.S. dollars on the date of grant, are generally vesting in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue 4,000,000 shares. At December 31, 2010, options to purchase 3,838,320 shares have been issued under the 2001 Stock Option Plan. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 1,445,523 options to purchase common stock were outstanding at December 31, 2010, expiring at various dates through 2019. The number of options outstanding at December 31, 2008 and 2009 were 1,460,730 and 1,750,158 respectively. In 2011, a new stock option plan will be adopted. In the new plan to limit potential dilution, the Supervisory Board will require that at any time the amount of outstanding (vested and non-vested) options granted to the Management Board and to other employees will not exceed 7.5% of the issued ordinary share capital of ASMI.

The following is a summary of changes in options outstanding:

	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in €
Balance January 1, 2008	442,797	16.43	747,000	15.10
Options granted	276,000	20.49	148,000	12.36
Options forfeited	(36,500)	16.43	(17,200)	17.55
Options exercised	(79,357)	15.07	(20,010)	13.85

Balance December 31, 2008	602,940	18.47	857,790	14.61
Options granted	358,400	17.83	381,600	14.76
Options forfeited	(68,740)	14.27	(245,332)	14.43
Options exercised	(69,700)	12.99	(66,800)	12.20

Balance December 31, 2009	822,900	19.00	927,258	14.89
Options granted	42,000	35.01	64,500	22.53
Options forfeited	(35,700)	19.73	(67,185)	16.97
Options exercised	(143,140)	16.83	(165,110)	13.12

Balance December 31, 2010	686,060	20.40	759,463	15.74

The weighted average fair values of employee stock options granted in U.S. dollars were US$ 11.01 in 2008, US$ 9.31 in 2009 and US$ 17.02 in 2010. The weighted average fair values of employee stock option granted in Euro were € 5.55 in 2008, € 7.26 in 2009 and € 13.94 in 2010.

The weighted average remaining contractual life of the outstanding options granted in 2010 is 6.36 years at December 31, 2010.

The total intrinsic value of options exercised was € 818, € 684 and € 2,322 for the years ended December 31, 2008, 2009 and 2010 respectively. No new shares have been issued for the exercise of options in 2008. In 2009 and 2010 new shares have been issued for the exercise of 23,009 and 308,250 options respectively.

At December 31, 2010 options outstanding and options exercisable classified by range of exercise prices are:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$
1.00-10.00	68,000	8.14	7.47	4,000	6.30
10.00-15.00	139,060	4.11	12.88	62,020	13.35
15.00-20.00	71,700	6.43	18.27	26,800	17.48
20.00-30.00	365,300	5.97	24.41	103,900	25.22
30.00-40.00	42,000	6.01	35.01	—	—

US$1.00-40.00	686,060	5.85	20.40	196,720	20.04

In €		In years	In €		In €
1.00-10.00	14,800	2.92	7.95	400	7.79
10.00-15.00	145,380	4.11	12.33	11,800	12.11
15.00-20.00	559,783	4.47	16.07	210,623	17.38
20.00-30.00	39,500	6.01	26.50	—	—

€1.00-30.00	759,463	4.45	15.74	222,823	17.08

Total	1,445,523	5.12	17.95	419,543	18.47

At December 31, 2010, the aggregate intrinsic value of all options outstanding and all options exercisable is € 15,672 and € 4,302 respectively.

The cost relating to employee stock options is measured at fair value on the grant date. The fair value was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31,
	2009	2010
Expected life (years)	5 – 10	5 – 10
Risk free interest rate	3.0%	2.8%
Dividend yield	—	—
Expected volatility	52.1%	45.6%

The grant date fair value of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of stock options that will eventually vest. The impact of the true up of the estimates is recognized in the consolidated statement of operations in the period in which the revision is determined. We recorded compensation expenses of € 2,127 and € 2,526 for 2009 and 2010 respectively.

Employee Share Incentive Scheme ASMPT

In 1989, the shareholders of ASMPT approved a plan to issue up to 5.0 percent of the total issued shares of ASMPT to directors and employees. This plan was extended in 1999 for a term up to March 23, 2010. At the annual general meeting of the ASMPT held on 24 April 2009, the shareholders approved to extend the period of the Scheme for a term of a further 10 years up to 23 March 2020 and allow up to 7.5% of the issued share capital of ASMPT from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since 23 March 1990) to be subscribed for or purchased pursuant to the Scheme during such extended period and that no more than 3.5% of the issued share capital of ASMPT from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since 23 March 1990) to be subscribed for or purchased pursuant to the Scheme for the period from 24 March 2010 to 23 March 2015.

The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value. In December 2010, 1,726,900 common shares of ASMPT were issued, for cash at par value of HK$ 0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. In 2009 and 2008, respectively 2,035,400 and 1,728,700 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.23% in 2010, 0.28% in 2009 and 0.23% in 2008. The shares issued under the plan in 2010 have diluted ASMI’s ownership in ASMPT to 52.36% as of December 31, 2010. Total compensation expenses related to the Employee Share Incentive Scheme of respectively € 7,524 in 2008, € 3,685 in 2009, and € 11,375 in 2010 were charged to the Consolidated Statement of Operations.

Dilution investment ASMPT

The dilution in ownership has resulted in a gain on the investment in ASMPT of € 4,088 in 2008, which gain has been separately included in the Consolidated Statement of Operations. Due to the participation exemption in the Netherlands no deferred income taxes have been provided for these gains. Following the adoption of ASC 810(-10 45-23) as per 2009 results on dilution of investments in subsidiaries are accounted for directly in equity. The 2009 results and changes in equity have been adjusted accordingly. For 2010 and 2009 these dilution gains were € 4,957 and € 956 respectively.

19- Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2009	2010
Machinery and equipment	4,305	3,644
Furniture and fixtures	739	359

	5,044	4,003
Less accumulated depreciation	(3,939)	(3,211)

	1,105	792

At December 31, 2010 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases
2011	299	10,061
2012	131	7,871
2013	—	5,152
2014	—	2,854
2015	—	1,839
Years thereafter	—	2,390

Total	430	30,167
Less amount representing interest	(5)

Present value of net minimum lease payments	425

Aggregate rental expense for operating leases was € 9,748 in 2008, € 10,719 in 2009 and € 10,173 in 2010. At December 31, 2010 the Company had entered into purchase commitments with suppliers in the amount of € 58,006 for purchases, of which € 57,726 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2010 were € 22,359.

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

20- Litigation and Environmental Matters

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, its cash flows and result of operations.

Under our license agreement with Applied Materials, we pay royalties based upon our sales of equipment that employs technology covered by the licensed patents. We believe that we no longer practice patents applicable to certain equipment and ceased paying royalties on the sale of such equipment as of December 18, 2007 and gave written notice to Applied Materials in December 2007. The agreement provides a process to address royalty issues in a prescribed manner: the first step is written notice of a royalty matter to a party; the second step is amicable resolution with the participation of an expert if desired by Applied Materials; and the final step if not resolved by the parties is through binding arbitration. Initiation of this process is not considered a default event and the remedy is the payment of any unpaid royalties for equipment shipped after the written notice that are ultimately agreed to by the parties or determined by arbitration. Applied Materials is verifying our position through the review by an independent expert. While we consider the matter closed, Applied Materials notified us in late 2009 that they are continuing to evaluate the matter and will contact us if they require additional information. Although we believe our position is correct, the outcome of any possible arbitration is uncertain and, if we are not successful, we could be required to pay up to approximately US$ 5.8 million (€ 4.3 million) for royalties as of December 31, 2010.

21- Financial Instruments and Risk Management

Categories of Financial Instruments

Financial instruments include:

Financial assets:

	December 31,
	2009	2010
Cash and cash equivalents	293,902	340,294
Accounts receivable	165,754	271,271
Derivative instruments designated in cash flow hedges	—	14
Derivative instruments designated in fair value hedges	94	—

Financial liabilities:

	December 31,
	2009	2010
Notes payable to banks	17,008	8,297
Accounts payable	93,117	170,553
Current portion of long-term debt	5,795	15,950
Current portion of convertible subordinated debt	11,542	32,439
Long-term debt	16,554	4,316
Convertible subordinated debt	192,350	130,804
Conversion option	22,181	23,875
Derivative instruments designated in cash flow hedges	167	—
Derivative instruments designated in fair value hedges	28	31

Gains or losses related to financial instruments are as follows:

	Year ended December 31,
	2009	2010
Interest income	1,018	1,221
Interest expense	(8,556)	(15,677)
Accretion interest expense convertible notes at amortized value	(4,286)	(6,010)
Loss resulting from early extinguishment of debt	(1,759)	(3,609)
Revaluation conversion option	(24,364)	(19,037)
Losses Foreign currency exchange, net	(1,384)	(65)
Addition to allowance for doubtful accounts receivable	(2,812)	(461)

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

Level 1.	Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2.	Observable inputs other than quoted prices in active markets.

Level 3.	Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis.

	At carrying value	At fair value Level 1	Level 2	Level 3	Total
December 31, 2009

Assets:
Derivative financial instruments	94	—	14,500	—	14,500

Total	94	—	14,500	—	14,500

Liabilities:
Conversion options	22,181	—	22,181	—	22,181
Derivative financial instruments	195	—	421	—	421

Total	22,376	—	22,602	—	22,602

December 31, 2010

Assets:
Derivative financial instruments	14	—	1,743	—	1,743

Total	14	—	1,743	—	1,743

Liabilities:
Conversion options	23,875	—	23,875	—	23,875

Total	23,875	—	23,875	—	23,875

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

The Company expects that substantially all of the € 13 unrealized gains included in accumulated other comprehensive loss as of December 31, 2010 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Unrealized

losses included in accumulated other comprehensive loss as of December 31, 2009 of € 123 were reclassified to earnings in 2010. Hedge ineffectiveness was insignificant for the years ended December 31, 2009 and December 31, 2010.

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

The outstanding forward exchange contracts are as follows:

	Currency	Notional amount	Forward contract value	Fair value	Difference between forward value and fair value	Included in accumulated other comprehensive income (loss)
			Euro	Euro	Euro	Euro
December 31, 2009:

Assets:

Cash flow hedge contracts:
Short position	US$	(10,767)	(7,293)	(7,460)	(167)	(123)
Fair value hedge contracts:
Short position	US$	(10,135)	(7,134)	(7,040)	94	—

Liabilities:

Cash flow hedge contracts
Long position	—	—	—	—	—	—
Fair value hedge contracts:
Long position	US$	607	449	421	(28)	—

December 31, 2010:

Assets:

Cash flow hedge contracts:
Short position	US$	(452)	(350)	(336)	14	13
Fair value hedge contracts:
Short position	US$	(1,881)	(1,376)	(1,407)	(31)	—

Liabilities:

Cash flow hedge contracts
Long position	—	—	—	—	—	—
Fair value hedge contracts:
Long position	US$	—	—	—	—	—

For forward exchange contracts, market values based on external quotes from banks have been used to determine the fair value.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar, Hong Kong dollar and Japanese yen against the euro as of December 31, 2009 and December 31, 2010. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the U.S. dollar, Hong Kong dollar or Japanese yen against the euro. A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in U.S. dollar, Hong Kong dollar and Japanese yen.

	Impact on equity
	2009	2010
10% increase of U.S. dollar versus euro	(79)	1,061
10% decrease of U.S. dollar versus euro	79	(1,061)
10% increase of Singapore dollar versus euro	NM	1,431
10% decrease of Singapore dollar versus euro	NM	(1,431)
10% increase of Hong Kong dollar versus euro	19,736	53,458
10% decrease of Hong Kong dollar versus euro	(19,736)	(53,458)
10% increase of Japanese yen versus euro	3,585	5,016
10% decrease of Japanese yen versus euro	(3,585)	(5,016)

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar, Hong Kong dollar and Japanese yen against the euro as of December 31, 2009 and December 31, 2010 would not result in a material impact on equity.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar and Hong Kong dollar against the euro at average exchange rates for the years 2009 and 2010. A positive amount indicates an increase in net earnings.

	Impact on net earnings
	2009	2010
10% increase of Japanese yen versus euro	(1,212)	617
10% decrease of Japanese yen versus euro	1,212	(617)
10% increase of U.S. dollar versus euro	(7,456)	(549)
10% decrease of U.S. dollar versus euro	7,456	549
10% increase of Hong Kong dollar versus euro	4,570	14,632
10% decrease of Hong Kong dollar versus euro	(4,570)	(14,632)

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar, Hong Kong dollar and the Japanese yen against the euro at average exchange rates for the years 2009 and 2010 would not result in a material impact on net earnings.

Interest Risk

We are exposed to interest rate risk primarily through our borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2010 the Company had convertible subordinated debt borrowings outstanding of € 33,609 (US$ 44,909) at a fixed interest rate, maturing in December 2011 (on January 3, 2011 we announced the redemption for all of the outstanding principal balance of our 4.25% Convertible Subordinated Notes due 2011, which resulted in the conversion of all remaining notes prior to the redemption date scheduled for February 15, 1011) and € 150,000 at a fixed rate, maturing in November 2014, € 20,266 in long-term debt at fixed interest rates and € 8,297 in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of the Company’s debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2009 and December 31, 2010 borrowing levels.

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

The Company derives a significant percentage of its revenue from a small number of large customers. The Company’s largest customer accounted for approximately 5.2% of net sales in 2010 (2009: 9.1%; 2008: 13.8%) and the ten largest customers accounted for approximately 27.9% of net sales in 2010 (2009: 32.9%; 2008: 32.0%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2010 one customer accounted for 6.0% of the outstanding balance in accounts receivable (2009: 7.8%; 2008: 12.3%).

The Company places its cash and cash equivalent and derivative instruments with high quality financial institutions to limit the amount of credit risk exposure.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Liquidity Risk

The following table summarizes the Company’s contractual obligations as at December 31, 2010 aggregated by type of contractual obligation:

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	8,532	8,532	—	—	—
Long-term debt [1,2]	20,684	16,292	4,392	—	—
Convertible subordinated debt [1]	221,149	43,524	19,500	158,125	—
Operating leases	30,167	10,061	13,023	4,693	2,390
Purchase obligations:
Purchase commitments to suppliers	58,006	57,726	280	—	—
Capital expenditure commitments	22,359	22,359	—	—	—
Unrecognized tax benefits (ASC 740)	20,057	20,057	—	—	—

Total contractual obligations	380,954	178,551	37,195	162,818	2,390

(1)	Including interest expense based on the percentages at the reporting date.
(2)	Capital lease obligations of € 425 are included in long-term debt.

Total short-term lines of credit amounted to € 126,833 at December 31, 2010. The amount outstanding at December 31, 2010 was € 8,297 and the undrawn portion totaled € 118,536. The undrawn portion includes the standby revolving credit facility of € 90,000 with a consortium of banks. The facility, available through November 6, 2012, is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion includes € 22,464 for ASMPT, which amount is restricted to be used only in the operations of ASMPT. The undrawn portion includes € 6,072 for ASM Japan, which amount is restricted to be used only in the operations of ASM Japan.

The Company uses notes payable to banks to manage short term liquidity and uses long-term debt and convertible subordinated debt to manage long term liquidity.

For the majority of purchase commitments, the Company has flexible delivery schedules depending on the market conditions, which allows the Company, to a certain extent, to delay delivery beyond originally planned delivery schedules.

22- Research and Development

Research and Development consists of the following:

	Year ended December 31,
	2008	2009	2010
Research and development expenses from continuing operations	75,650	63,934	79,331
Research and development grants and credits	(639)	(1,128)	(546)

Total research and development	75,011	62,806	78,785

The Company’s operations in the Netherlands, Germany and the United States receive research and development grants and credits from various sources. The research and development grants and credits received from governmental sources in the Netherlands include a credit which is contingently repayable to the extent the Company recognizes sales of products to which the credit is related within an agreed upon period. The Company does not recognize a liability on the Consolidated Balance Sheet in respect of this credit until it recognizes sales of products to which the credit is related, within the agreed upon period and is then charged to cost of sales when such sales are recorded. The repayment amounts to 4.0% of the realized sales of these products. In 2008 the Company accounted for repayments with respect to such credits of € 86. Interest on the contingent repayments is accrued at an interest rate of 6.05% per annum. The contingent repayment, including accrued interest, was € 3,162 at December 31, 2008. This amount has not been recognized as a liability in the Consolidated Balance Sheet since the Company has not recognized sales of products to which the credit is related. With the disposal of our RTP business the liability has been transferred to Levitech B.V., the vehicle in which the management buy-out has been constructed. ASM International N.V. participates for 20% in Levitech B.V. With the disposal of our RTP business in 2009 we have licensed our RTP portfolio of 50 issued patents and 23 pending patents to Levitech BV.

23- Restructuring expenses

In 2009 ASMI started the implementation of a major restructuring in the Front-end segment (PERFORM!) as announced on January 9, 2009 and on July 20, 2009. The main components of the Company’s accelerated execution plans are:

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

•	The leveraging of research and development and our product portfolio by reprioritization of strategic programs in order to maximize their potential.

The following table summarizes the aggregated restructuring expenses by type:

	Year ended December 31,
	2008	2009	2010
Employee related expenses	—	19,437	4,534
Contract termination related expenses	—	2,799	779
Impairment charges	7,068	4,623	—
Transition expenses	—	4,366	3,806
Expenses buy out RTP	—	3,940	—
Other expenses	—	522	2,082

Total restructuring expenses	7,068	35,687	11,201

Related to these execution plans, an amount of € 11.2 million in restructuring expenses was recorded in 2010. These expenses were mainly costs for severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore.

Related to these execution plans, an amount of € 35.7 million in restructuring expenses was recorded for of 2009. These charges include:

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

24- Income Taxes

The components of earnings (loss) before income taxes and Non-controlling interest consist of:

	Year ended December 31,
	2008	2009	2010
The Netherlands	(32,287)	(92,945)	(48,177)
Other countries	97,052	28,458	333,639

Earnings (Loss) before income taxes and Non-controlling interest	64,765	(64,487)	285,462

The income tax expense consists of:

	Year ended December 31,
	2008	2009	2010
Current:
The Netherlands	(64)	(297)	(505)
Other countries	(12,594)	(12,570)	(38,342)

	(12,658)	(12,867)	(38,847)
Deferred:
The Netherlands	—	—	—
Other countries	514	9,081	(4,093)

Income tax expense	(12,144)	(3,786)	(42,939)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the Netherlands statutory income tax rates is set forth as follows:

	Year ended December 31,
	2008	2009	2010
Earnings (Loss) before income taxes and Non-controlling interest	64,765	(64,487)	285,462
Netherlands statutory income tax rate	25.5%	25.5%	25.5%
Income tax provision at statutory rate	(16,515)	16,444	(72,793)
Non-deductible expenses	(653)	(8,376)	(8,250)
Foreign taxes at a rate other than the Netherlands statutory rate	11,017	16,100	24,198
Valuation allowance	(10,604)	(32,087)	(3,698)
Non-taxable income	4,608	4,870	18,536
Other	3	(737)	(932)

Income tax expense	(12,144)	(3,786)	(42,939)

Included in non-taxable income for 2010 is € 13,793 regarding the Company’s manufacturing operations in Singapore and other countries where income covering certain products is non-taxable under tax incentive schemes granted by the local tax authority (further describe). The majority of these tax exemption schemes have terms ending in 2010.

On 29 May 2006 and 8 June 2009 the Singapore Economic Development Board (“EDB”) granted Pioneer Certificates to ASM Front End Manufacturing Singapore Pte Ltd (“FEMS”, a principal subsidiary of the Group,) to the effect that profits arising from certain manufacturing activities by FEMS of Front End equipment will in principle be exempted from tax for a period of 10 years effective from dates ranging between 1 April 2005 and 1 July 2008, subject to fulfillment of certain criteria during the period.

On 12 July 2010, the EDB granted a Pioneer Certificate to ASM Technology Singapore Pte Limited (“ATS”), a principal subsidiary of the Group, to the effect that profits arising from certain products will be exempted from tax for a period of 10 years effective from dates ranging between 1 June 2010 and 1 January 2012 across specified products, subject to fulfillment of certain criteria during the period. EDB had also granted a 5 year Development and Expansion Incentive (DEI) to ATS to the effect that the profits arising from certain existing products shall be subject a concessionary tax rate of 10% for a period of 5 years from 1 January 2011, subject to the fulfillment of certain criteria during the period.

On the same date, the EDB also granted ATS an International Headquarters (“IHQ”) Award to the effect that certain income arising from qualifying activities conducted by ATS, excluding income from business transactions with companies or end customers in Singapore, shall be subject to concessionary tax rate of 5% for a period of 10 years from 1 January 2011, subject to fulfillment of certain criteria during the period.

Manufacturing Headquarters (“MH”) status granted to ATS previously :

•

The Group’s profit arising from the manufacturing of semiconductor equipment and materials by ATS in Singapore is non-taxable under a tax incentive covering certain new products under the Manufacturing Headquarters (“MH”) status granted by the Singapore Government. The tax exemption applies to profits arising for a period of 10 years from 1 January 2001, subject to the fulfillment of certain criteria during the period.”

•	Income arising from activities not covered under the abovementioned incentives is taxed at the prevailing Singapore corporate tax rate.

The Netherlands statutory tax rate amounted to 25.5% in 2008, 2009 and 2010. Taxations for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Company’s deferred tax assets and liabilities have been determined in accordance with these statutory income tax rates.

Deferred income taxes consist of the following:

	December 31,
	2009	2010
Deferred tax assets:
Reserves and allowances	5,673	7,020
Net operating losses	147,551	153,407
Depreciation	1,801	2,331
Other	924	895

Gross deferred tax assets	155,949	163,653
Less: valuation allowance	(140,825)	(149,600)

Net deferred tax assets	15,124	14,053
Deferred tax liabilities	—	—

Net deferred income taxes	15,124	14,053

Deferred tax assets and liabilities are classified in the balance sheet as follows:

	December 31,
	2009	2010
Deferred tax assets—current	6,893	8,567
Deferred tax assets—non-current	8,545	5,807
Deferred tax liabilities—non-current	(314)	(321)

	15,124	14,053

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2010 of € 550,469 for tax return purposes to reduce future income taxes, mainly in Europe and the United States. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating losses, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating losses. Accordingly, a valuation allowance of € 140,825 in 2009 and € 149,600 in 2010 has been recorded.

The amounts and expiration dates of net operating losses for tax purposes are as follows:

Expiration year
2011	142,176
2012	52,715
2013	22,290
2014	40,800
2015	0
2016	917
2017	96,691
2018	61,758
2019	27,814
2020	0
2021	1,560
2022	10,156
2023	3,907
2024	423
2025	4,745
2026	1,483
2027	2,846
2028	0
2029	25,798
Unlimited	54,389

Net operating losses	550,469

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2010 undistributed earnings of subsidiaries, subject to withholding taxes, were approximately € 19,928. These earnings could become subject to foreign withholding taxes if they were remitted as dividends or if the Company should sell its interest in the subsidiaries. However, the Company believes that Netherlands tax credits would largely eliminate any foreign withholding tax that might otherwise be due.

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

A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

Balance January 1, 2008	12,908
Gross increases—tax positions in current year	1,044
Foreign currency translation effect	889

Balance December 31, 2008	14,841
Gross increases—tax positions in current year	1,381
Foreign currency translation effect	(560)

Balance December 31, 2009	15,663
Gross increases—tax positions in current year	3,230
Foreign currency translation effect	1,164

Balance December 31, 2010	20,057

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where the Company is not tax registered and tax deductible costs.

The Company estimates that no interest and penalties are related to these unrecognized tax benefits.

In the year ended December 31, 2010, no settlement with tax authorities and no reduction as a result of a lapse of statute of limitations occurred.

Unrecognized tax benefits of € 20,057 would, if recognized, impact the Company’s effective tax rate. The Company estimates that the liability for unrecognized tax benefits will change with € 20,057 within the next 12 months, following the expected outcome of investigations by local tax authorities.

A summary of open tax years by major jurisdiction is as follows:

Jurisdiction
Japan	2009—2010
Hong Kong	2000—2010
The Netherlands	2007—2010
Singapore	2006—2010
United States	1997—2010

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

25- Disclosures about Segments and Related Information

The Company organizes its activities in two operating segments, Front-end and Back-end. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”), which is the chief operating decision maker (according to ASC 280).

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 52.36% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia.

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2008

Net sales to unaffiliated customers	296,737	450,625	747,362
Gross profit	93,898	176,364	270,262
Result from operations	(30,445)	90,167	59,722
Interest income	3,002	1,045	4,047
Interest expense	(7,745)	—	(7,745)
Gain resulting from early extinguishment of debt	7,956	—	7,956
Foreign currency exchange gains (losses), net	(566)	1,351	785
Income tax expense	(1,486)	(10,658)	(12,144)
Net earnings (loss) before gain on dilution of investment in subsidiary	(29,284)	81,905	52,621
Gain on dilution of investment in subsidiary			4,088

Allocation of net earnings:
Shareholders of the parent			18,411
Non-controlling interest			38,298

Capital expenditures	11,173	20,277	31,450
Purchase of other intangibles	4,994	368	5,362
Depreciation	14,440	18,736	33,176
Amortization of other intangible assets	985	499	1,484
Impairment of goodwill	1,395	—	1,395
Impairment of property, plant and equipment	7,068	—	7,068
Cash and cash equivalents	78,897	78,380	157,277
Capitalized goodwill	9,844	38,145	47,989
Other intangible assets	7,335	583	7,918
Other identifiable assets	282,340	272,274	554,614
Total assets	378,416	389,382	767,798
Total debt	153,682	—	153,682
Headcount in full-time equivalents [1]	1,667	10,047	11,714

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2009

Net sales to unaffiliated customers	160,378	430,361	590,739
Gross profit	8,726	172,789	181,515
Result from operations	(120,269)	95,113	(25,156)
Interest income	541	477	1,018
Interest expense	(8,556)	—	(8,556)
Loss resulting from early extinguishment of debt	(1,759)	—	(1,759)
Accretion interest expense convertible notes	(4,286)	—	(4,286)
Revaluation conversion option	(24,364)	—	(24,364)
Foreign currency exchange gains (losses), net	(733)	(651)	(1,384)
Income tax expense	7,890	(11,676)	(3,786)
Net earnings (loss)	(151,535)	83,262	(68,273)

Allocation of net earnings (loss):
Shareholders of the parent			(107,517)
Non-controlling interest			39,244

Capital expenditures	3,269	9,450	12,718
Purchase of other intangibles	2,934	360	3,294
Depreciation	11,436	20,619	32,054
Amortization of other intangible assets	1,884	451	2,335
Impairment of property, plant and equipment	4,628	—	4,628
Cash and cash equivalents	181,681	112,222	293,902
Capitalized goodwill	10,395	36,828	47,223
Other intangible assets	8,440	497	8,936
Other identifiable assets	187,194	314,445	501,638
Total assets	387,709	463,991	851,700
Total debt	265,430	—	265,430
Headcount in full-time equivalents [1]	1,294	10,773	12,067

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

(euro thousands, except for headcount)	Front-end	Back-end	Total
Year ended December 31, 2010

Net sales to unaffiliated customers	293,356	929,544	1,222,900
Gross profit	114,624	434,954	549,578
Result from operations	15,954	312,686	328,640
Interest income	615	605	1,221
Interest expense	(15,677)	—	(15,677)
Loss resulting from early extinguishment of debt	(3,609)	—	(3,609)
Accretion interest expense convertible notes	(6,010)	—	(6,010)
Revaluation conversion option	(19,037)	—	(19,037)
Foreign currency exchange gains (losses), net	(1,809)	1,744	(65)
Income tax expense	(6,106)	(36,833)	(42,939)
Net earnings (loss)	(35,679)	278,202	242,523

Allocation of net earnings:
Shareholders of the parent			110,639
Non-controlling interest			131,884

Capital expenditures	17,653	85,320	102,974
Purchase of other intangibles	43	582	625
Depreciation property, plant & equipment	8,930	21,700	30,630
Depreciation evaluation tools at customers	2,477	—	2,477
Amortization of other intangible assets	2,338	397	2,735
Cash and cash equivalents	142,420	197,874	340,294
Capitalized goodwill	11,193	39,622	50,815
Other intangible assets	6,089	715	6,804
Other identifiable assets	281,076	535,129	816,204
Total assets	440,777	773,340	1,214,117
Total debt	215,681	—	215,681
Headcount in full-time equivalents [1]	1,450	15,249	16,699

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

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

Geographical information is summarized as follows:

	Europe	United States of America	Japan	Southeast Asia	Corporate	Consolidated
Year ended December 31, 2008

Net sales to unaffiliated customers	80,237	110,264	70,948	485,913	—	747,362
Long-lived assets	5,809	9,679	26,050	106,763	256	148,557
Total assets	73,877	83,876	115,103	436,325	58,617	767,798
Capital expenditures	5,655	1,909	2,383	21,400	103	31,450
Purchase of intangible assets	—	142	—	386	4,834	5,362

Year ended December 31, 2009

Net sales to unaffiliated customers	40,236	66,955	38,834	444,714	—	590,739
Long-lived assets	2,246	4,119	15,417	92,762	267	114,811
Total assets	36,073	49,350	95,350	518,344	152,583	851,700
Capital expenditures	49	401	953	11,309	6	12,718
Purchase of intangible assets	—	1	—	383	2,910	3,294

Year ended December 31, 2010

Net sales to unaffiliated customers	76,235	112,863	90,394	943,408	—	1,222,900
Long-lived assets	1,978	9,395	19,409	167,020	135	197,937
Total assets	40,470	85,065	92,547	839,720	156,315	1,214,117
Capital expenditures	186	7,059	5,388	90,279	62	102,974
Purchase of intangible assets	—	—	—	607	17	624

Long-lived assets for the years ended December 31, 2008, 2009 and 2010 consist of the Company’s property, plant and equipment.

26- Selected Operating Expenses and Additional Information

Personnel expenses for employees were as follows:

	December 31,
	2008	2009	2010
Wages and salaries	184,371	157,789	236,746
Social security	18,050	14,314	17,402
Pension expenses	11,474	9,849	12,303

	213,895	181,952	266,451

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	December 31,
	2008	2009	2010
The Netherlands	352	288	170
Other European countries	197	154	139
United States of America	494	418	358
Southeast Asia	10,687	10,136	13,389
Japan	292	246	197

	12,022	11,242	14,253

27- Earnings per Share

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average ordinary shares outstanding for that period. Diluted net earnings (loss) per ordinary share reflects the potential dilution that could occur if stock options under the ASMI Option Plan were exercised and if convertible notes were converted, unless potential dilution would have an anti-dilutive effect,

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	December 31,
	2008	2009	2010
Net earnings used for purpose of computing basic earnings per common share	18,401	(107,522)	110,639
After-tax equivalent of interest expense on convertible subordinated notes	—	—	17,670

Net earnings used for purposes of computing diluted net earnings per common share	18,401	(107,522)	128,309

Basic weighted average number of shares outstanding during the year used for purpose of computing basic earnings per share (thousands)	52,259	51,627	52,435
Dilutive effect of stock options	130	—	282
Dilutive effect of convertible subordinated notes	—	—	8,777

Dilutive weighted average number of shares outstanding	52,389	51,627	61,494

Net earnings per share:
Basic net earnings from continuing operations	0.35	(2.08)	2.11
Diluted net earnings from continuing operations	0.35	(2.08)	2.09

For the year ended December 31, 2010, the effect of 2,630,113 conversion rights was anti-dilutive.

For the year ended December 31, 2009, the effect of 14,550,780 conversion rights and 80,777 option rights to acquire common stock was anti-dilutive.

During 2008, ASM engaged Lehman Bros (“Lehman”). to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets on behalf of ASMI. As of September 15, 2008, at the time it went into bankruptcy administration, Lehman reported that it had purchased and held on our behalf 2,552,071 shares, which were accounted for as treasury shares accordingly. ASM filed a submission with the Lehman administrators giving notice of the shares held in custody by Lehman. At ASMI’s May 2009 Annual General Meeting, our shareholders resolved to cancel all of these treasury shares which, accordingly, was accounted for in our 2009 Annual Report as a reduction of the number of outstanding shares. Lehman was notified of the cancellation of shares at the time.

In September 2010, Lehman’s administrators notified us that there is a possible shortfall in the number of shares held by Lehman of 479,279 shares (out of the 2,552,071 shares), which cannot currently be accounted for by Lehman. The Lehman administrators also reported a segregated collateral cash account of US$ 6,759, that ASMI may be entitled to in the absence of the shares. We have not been able to obtain additional information to confirm and understand the potential shortfall of shares or our ability to recover the US$ 6,759 from the Lehman bankruptcy proceedings in lieu of the shares. Accordingly, we are uncertain at this time as to the accuracy of the shortfall of shares, our ability to claim the collateral cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made by the administrator since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, we believe it may take several years to obtain clarity or resolution about the potential shortfall or claim to cash. ASMI is in the process of filing a claim with the Lehman administrators to safeguard our interests.

Considering the factual and legal uncertainties, it is premature to conclude that the 479,279 shares should still be considered as outstanding or that ASMI has a US$ 6,759 receivable from Lehman. ASMI has, therefore, neither reversed the cancellation of these shares that we recorded in 2009, nor recorded a receivable from Lehman. If the shares would be considered as outstanding, the impact on our basic and diluted earnings per share as at December 31, 2010 would have been € (0.02) and € (0.01) respectively per share.

28- Board Remuneration

The following table sets forth as to all current and former members of the Management Board of the Company, information concerning all remuneration from the Company (including its subsidiaries) for services in all capacities:

	Base compensation	Bonuses [6]	Pensions	Year ended December 31,
				2010	2009
				Total	Total
Management Board:
C.D. del Prado	529	—	84	613	497
P.A.M. van Bommel [1]	142	—	26	168	—
W.K. Lee [2]	365	223	21	609	513
R.A. Ruijter [3]	323	—	—	323	314
J.F.M. Westendorp [4]	148	—	7	155	333
A.J.M. van der Ven [5]	—	—	—	—	306

	1,507	223	138	1,868	1,963

(1)	For the period July 1, 2010 through August 31, 2010 at 40% and for the period September 1, 2010 through December 31, 2010 full time.
(2)	All remuneration relates to the compensation Mr. W.K. Lee received in his capacity as member of the Board of ASMPT.
(3)	For the period May 15, 2009 through December 31, 2009 and for the period January 1, 2010 through August 31, 2010.
(4)	For the period January 1, 2010 through May 20, 2010.
(5)	For the period January 1, 2009 through December 31, 2009. Mr van der Ven resigned from the Management Board as per May 14, 2009. Per December 31, 2009 Mr van der Ven resigned from the Company and subsequently received a termination benefit of € 141.
(6)	Bonuses paid in 2010 were calculated and paid in respect of performance in 2009.

The remuneration of members of the Management Board has been determined by the Supervisory Board, with the exception of Mr. W.K. Lee. His compensation has been determined by the Board of ASM Pacific Technology. The remuneration of members of the Supervisory Board has been determined by the General Meeting of Shareholders.

The following table sets forth as to all current and former members of the Supervisory Board of the Company information concerning all remuneration (base compensation, no bonuses or pensions were paid) from the Company (including its subsidiaries) for services in all capacities:

	Year ended December 31,
	2010	2009
	Total	Total
Supervisory Board:
G.J. Kramer [1]	54	31
J.M.R. Danneels	29	29
H.W. Kreutzer	30	31
J.C. Lobbezoo [1]	33	21
M.C.J. van Pernis [2]	18	—
U.H.R. Schumacher	28	25
E.A. van Amerongen [3]	15	35
P.C. van den Hoek [4]	—	23
L.P.E.M. van den Boom [5]	—	5

	206	200

(1)	For the period May 15, 2009 through December 31, 2009.
(2)	For the period May 20, 2010 through December 31, 2010.
(3)	For the period January 1, 2010 through May 20, 2010.
(4)	For the period January 1, 2009 through May 15, 2009.
(5)	For the period January 1, 2009 through March 9, 2009.

No stock options have been issued to members of the Supervisory Board.

The following table shows the outstanding options to purchase ASM International N.V. common shares held by current and former members of the Management Board, and changes in such holdings during 2010:

	Year of grant	Outstanding January 1, 2010	Granted in 2010	Adjustment from vesting condition 2010 [7]	Exercised in 2010	Forfeited in 2010	Outstanding December 31, 2010	Exercise price		Remaining term, in years
Current members:
C.D. del Prado [2]	2003	20,000	—	—	—	—	20,000	US$	11.35	3
C.D. del Prado [1]	2007	22,451	—	(2,806)	—	—	19,645		€19.47	5
C.D. del Prado [1]	2008	100,000	—	—	—	—	100,000		€12.71	6
C.D. del Prado [1]	2009	50,000	—	—	—	—	50,000		€15.09	7
P.A.M. van Bommel [6]	2010	—	25,000	—	—	—	25,000		€16,27	8
Former members:
A.J.M. van der Ven [3,5]	2005	30,000	—	—	(20,000)	(10,000)	—		€11.18	—
A.J.M. van der Ven [1,5]	2006	17,500	—		(17,500)	—	—		€14.13	—
A.J.M. van der Ven [1,5]	2007	21,917	—	—	—	(21,917)	—		€19.47	—
A.H. del Prado [1]	2007	60,441	—	(7,555)	—	—	52,886		€19.47	1
J.F.M. Westendorp [4]	2006	56,000	—	—	—	—	56,000		€15.40	1
J.F.M. Westendorp [1]	2007	25,659	—	(3,207)	—	—	22,452		€19.47	5
J.F.M. Westendorp [4]	2009	40,000	—	—	—	—	40,000		€15.09	7

		443,968	25,000	(13,568)	(37,500)	(31,917)	385,983

The fair value per option of options granted to current and former members of the Management Board was € 8.98 in 2009 and € 16.92 in 2010. The compensation expense recorded in the Consolidated Statements of Operations related to options held by current and former members of the Management Board was € 737 in 2009and € 572 in 2010.

In 2010, 37,500 options to purchase ASM International N.V. common shares were exercised and new shares were issued for the exercise of these options.

The stock option grants to members of the Management Board have been determined by the Supervisory Board.

(1)	These options are conditional. A percentage—not exceeding 150%—of the options which have been granted conditionally will become unconditional after three years, based on the total return of the Company’s shares for the three years after the options are granted compared to the average total return of the shares of a relevant number of companies which are similar to the Company during the same three-year period. The options are granted for a term of eight years. Upon the retirement of Mr. A.H. del Prado in 2008, the remaining term of his options has been shortened.

(2)	These options are granted for a term of ten years, and became exercisable in equal parts over a five year period.

(3)	These options were granted for a term of eight years, and became exercisable in equal parts over a three year period, starting 2008.

(4)	These options are granted for a term of five years, and become exercisable in equal parts over a five year period.

(5)	As a result of his resignation the options granted to Mr. A.J.M. van der Ven expired per the end of March, 2010.

(6)	These options are granted for a term of eight years and become exercisable after a 3 year vesting period.

(7)	As a result of the final ranking of ASM International in a predefined peer group the options granted in May 2007 to all members of the Management Board have vested at 87.5%.

In March 2010, Mr. W.K. Lee in his capacity of member of the Board of Directors of ASMPT was granted 110,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. The shares were issued in December 2010. The fair value of the shares granted amounted to € 705. In March 2009, Mr. W.K. Lee in his capacity of member of the Board of Directors of ASMPT was granted 110,000 shares in the share capital of ASMPT under the Employee Share Incentive Scheme of ASMPT. The shares were issued in December 2009. The fair value of the shares granted amounted to € 199.

29- Share Ownership and Related Party Transactions

The ownership or controlling interest of outstanding common shares of ASM International N.V. by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2009		December 31, 2010
	Shares owned	Percentage of Common shares outstanding	Shares owned	Percentage of Common shares outstanding
A.H. del Prado	9,275,839	17.93%	9,200,839	17.38%
C.D. del Prado (member of the Management Board)	132,945	0.26%	132,945	0.26%
J.F.M. Westendorp	6,000	0.01%	6,000	0.01%

Stichting Administratiekantoor ASMI	2,142,039	4.14%	2,142,039	4.05%

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

30- Subsequent events

On 28 July 2010, the ASM PT entered into an acquisition agreement (the “Acquisition Agreement”) with Siemens Aktiengesellschaft (the “Seller”) pursuant to which the Company has conditionally agreed to acquire the entire interest of 13 direct and indirect subsidiaries of the Seller operating the Siemens Electronics Assembly Systems Business (the “SEAS Business”) in 11 countries, including Germany, the PRC, the United Kingdom, France, Austria, the United States of America, Mexico, Singapore, Sweden, Italy and Brazil.

An extraordinary general meeting of the ASM PT was held on 6 January 2011 (“EGM”) for the purpose of considering and approval of the acquisition of the SEAS Business. The acquisition was approved by the shareholders of the ASM PT at the EGM. The acquisition of SEAS Business was completed on 7 January 2011.

Pursuant to the Acquisition Agreement, the ASM PT paid to Siemens Electronics Assembly Systems GmbH & Co. KG (“SEAS KG”), one of the 13 entities comprising the SEAS Business and an indirect wholly-owned subsidiary of the Company upon completion of the Acquisition Agreement, an amount of EUR 20 million (equivalent to approximately HK $208 million) on 7 January 2011 by increasing SEAS KG’s registered limited partnership interest and granted SEAS KG a revolving loan facility of up to € 20 million (equivalent to approximately HK $208 million) for a period of at least three years from 7 January 2011 subject to the terms and conditions as set out in the Acquisition Agreement. The Company also provided a letter of support to SEAS KG amounting to € 120 million (equivalent to approximately HK $1,246 million), valid as for a duration of six years following completion. The Company also provided the Seller with a bank guarantee in an amount of € 20 million (equivalent to approximately HK $208 million) which shall secure certain obligations of the Group as set out in the Acquisition Agreement.