Form 20-F
period 2011-12-31
ASM INTERNATIONAL N V
filed 2012-03-28
CIK 351483

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2011

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

Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:55,377,020 common shares; 0 preferred shares.

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

Forward Looking Safe Harbor Statement

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future revenue, sales, income, expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology Ltd. , business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, product shipment dates, corporate transactions, restructurings, liquidity and financing matters, currency fluctuations, litigation involving intellectual property, shareholder matters, and outlooks. These statements may be found under Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects” and elsewhere in this report. Forward-looking statements are statements other than statements of historical fact and typically are identified by use of terms such as “may,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in Item 4, “Information on the Company” and the risks discussed in Item 3.D, “Risk factors.” The risks described are not the only ones facing ASMI. Some risks are not yet known and some that we do not currently believe to be material could later become material. Each of these risks could materially affect our business, revenues, income, assets, liquidity and capital resources. All statements are made as of the date of this report, and we assume no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

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

The following selected financial data has been derived from ASMI’s historical audited consolidated financial statements. The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and Item 18, “Financial Statements,” and the accompanying notes for the corresponding fiscal years:

	Year ended December 31
	2007	2008	2009	2010	2011
	EUR	EUR	EUR	EUR	EUR
	(in thousands, except per share data)
Consolidated Statements of Operations data:
Net sales	955,239	747,362	590,739	1,222,900	1,634,334
Cost of sales	(594,163)	(477,100)	(409,224)	(673,322)	(1,063,708)

Gross profit	361,076	270,262	181,515	549,578	570,626
Operating expenses:
Selling, general and administrative	(129,676)	(126,591)	(107,777)	(130,596)	(174,107)
Research and development, net	(83,468)	(75,011)	(62,806)	(78,785)	(129,400)
Amortization of other intangible assets	(553)	(475)	(401)	(357)	(911)
Impairment of goodwill	—	(1,395)	—	—	—
Impairment of property, plant and equipment	—	—	—	—	(8,038)
Restructuring expenses	—	(7,068)	(35,687)	(11,201)	—

Total operating expenses	(213,697)	(210,540)	(206,671)	(220,939)	(312,455)

Operating income:
Gain on bargain purchase	—	—	—	—	109,279

Earnings (loss) from operations	147,379	59,722	(25,156)	328,640	367,450
Interest income	6,113	4,047	1,018	1,221	2,902
Interest expense	(9,866)	(7,745)	(8,556)	(15,677)	(13,497)
Gain (loss) resulting from early extinguishment of debt	(10,049)	7,956	(1,759)	(3,609)	(824)
Accretion interest expense convertible notes	—	—	(4,286)	(6,010)	(4,401)
Revaluation conversion option	—	—	(24,364)	(19,037)	(4,378)
Foreign currency exchange results	(1,020)	785	(1,384)	(65)	5,604

Earnings (loss) from continuing operations before income taxes	132,557	64,765	(64,487)	285,462	352,855
Income tax expense	(19,245)	(12,144)	(3,786)	(42,939)	(36,692)

Earnings (loss) from continuing operations before dilution on investment in subsidiary	113,312	52,621	(68,273)	242,523	316,164
Gain on dilution of investment in subsidiary (1)	3,010	4,088	—	—	—

Net earnings (loss)	116,322	56,709	(68,273)	242,523	316,164

Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net earnings (loss)
Shareholders of the parent	60,977	18,411	(107,517)	110,639	186,770
Non-controlling interest	55,345	38,298	39,244	131,884	129,394

Earnings per Share data:
Basic net earnings (loss) per share	€1.13	€0.35	€(2.08)	€2.11	€3.38
Diluted net earnings (loss) per share:	€1.07	€0.35	€(2.08)	€2.09	€3.16
Basic weighted average number of shares (thousands)	53,968	52,259	51,627	52,435	55,210
Diluted weighted average number of shares (thousands)	65,076	52,389	51,627	61,494	64,682
Other data:
Number of common shares outstanding at year end (in thousands)	54,005	54,275	51,745	52,932	55,377
Dividends declared on common shares	€0.10	—	—	—	€0.40
Number of preferred shares outstanding at year end (thousands)	—	21,985	—	—	—

	As of December 31
	2007	2008	2009	2010	2011
	EUR	EUR	EUR	EUR	EUR
	(in thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	167,923	157,277	293,902	340,294	390,250
Total assets	840,333	767,798	851,700	1,214,117	1,582,221
Net current assets (2)	392,213	372,029	419,535	509,867	739,252
Total debt	186,936	153,682	265,430	215,681	195,409
Capital stock	2,160	2,171	2,070	2,117	2,215
Total shareholders’ equity	318,878	317,902	241,229	411,460	659,796

(1)	Following the adoption of ASC 810(-10 45-23) in 2009 results on dilution of investments in subsidiaries are accounted for directly in equity. The 2009 results and changes in equity have been adjusted accordingly.
(2)	Net current assets is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.

Exchange Rate Information

We publish our consolidated financial statements in euros. In this Annual Report, references to “€”, “euro” or “EUR” are to euros, and references to “$”, “U.S. dollar”, “USD” or “US$” are to United States dollars.

The following table sets forth, for each period indicated, specified information regarding the U.S. dollar per euro exchange rates based on the rates of the European Central Bank, referred to as the “reference rate.” On February 29, 2012, the reference rate was 1.3443 U.S dollars per euro. Prior to January 1, 2009, the exchange rate was based on the noon buying rate in New York City for cable transfers payable in euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.”

U.S. Dollar per Euro Exchange Rate

	September 2011	October 2011	November 2011	December 2011	January 2012	February 2012 [1]
High	1.4285	1.4160	1.3809	1.3511	1.3176	1.3454
Low	1.3430	1.3181	1.3229	1.2889	1.2669	1.2982

	Years Ended December 31,
	2007	2008	2009	2010	2011
Average exchange rate [2]	1.3797	1.4695	1.3963	1.3207	1.4000

(1)	Through February 29, 2012.
(2)	Average of the exchange rates on the last day of each month during the period presented.

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

You should carefully consider each of the risks and uncertainties described below and all other information contained in this Annual Report on Form 20-F. In order to help assess the major risks in our business, we have identified many, but not all, of these risks, which may not be in order of likelihood or materiality. Due to the scope of our operations, a wide range of factors both known and unknown could materially affect future developments and performance.

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

RISKS RELATED TO OUR INDUSTRY

The industry in which we operate is highly cyclical.

We sell our products to the semiconductor manufacturing industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Starting late in 2008 and continuing in 2009, this industry experienced a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn, which led to significant layoffs, plant closings, reduced capital expenditures and other cost reduction measures by semiconductor manufacturers. These conditions caused a substantial diminution in the demand for our products, which represent capital expenditures for our customers although a pick-up in demand was evident in the second half of 2009 and continued through 2010. During 2011 order intake was mixed in the uncertain global climate and industry conditions. The timing, length and severity of these cycles cannot be predicted and future downturns may result in changes in the semiconductor manufacturing industry and the manner in which we must conduct our business in ways that cannot now be predicted.

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

Our industry along with global financial markets and regions have been in flux since 2008. In particular, financial turmoil in the Eurozone has recently been unsettling, including the debt burden of certain nations and their ability to meet future obligations, euro currency stability, and the continued suitability of the euro as a single currency. These concerns could possibly result in the reintroduction of individual currencies or even the dissolution of the euro itself. If the euro ended, the contractual and legal consequences for holders of euro denominated obligations cannot be predicted; however, these possible developments and fluid market perceptions could negatively affect the value of euro denominated obligations and assets. These financial concerns in Europe as well as the health of the overall global financial markets and a weaker or deteriorating global economy could also adversely impact our business, financial condition and operating results, such as lower sales due to decreased capital purchases by our customers, financial instability or insolvency of suppliers and customers, and other such similar or related adverse effects.

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

We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could materially and negatively impact our operating results and our ability to generate the return we intend to achieve on our investments in new products.

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

Because of intense competition in our industry and constant technological evolution, the consequences of failing to invest in strategic developments are significant. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the Front-end and Back-end markets in which we operate.

We face intense competition from companies which have greater resources than we do, and potential competition from new companies entering the market in which we compete. If we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in both the Front-end and Back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the Front-end business include Applied Materials, Novellus Systems (now LAM Research Corporation), Tokyo Electron, Kokusai, and Jusung. Our primary competitors in the Back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui. A number of our competitors have substantially greater financial, technological, engineering, manufacturing, marketing and distribution resources, which may enable them to:

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

RISKS RELATED TO OUR BUSINESS

Commencing in 2009, we implemented a major restructuring plan in our Front-end operations, the execution of which involved risks to our business and financial results.

Our PERFORM! program, designed to streamline our Front-end global operations and reduce our cost base including a focused effort on lowering our working capital requirements, was started in 2009 and involved the material restructuring of our significant Front-end operating, manufacturing and administrative units. These efforts and other initiatives continued through 2010. While the majority of the initiatives were finalized in 2010, we have continued in 2011 to further implement and build upon these initiatives as we have transitioned to a more global sales organization, a more centralized and cost efficient R&D function and the sharing of platforms among products. Changes of this magnitude across a broad spectrum of our Front-end operations involve significant risks to our operations, including among others the following:

•	adverse impact on our ability to provide customers with timely delivery and satisfactory service;

•	loss of intellectual capital through redirecting of R&D and other functions; and

•	underestimation of cost or overestimation of benefit.

We cannot assure you that we will be able to successfully manage these changes in the future or that the changes will achieve all desired effects of streamlining our operations and reducing our cost base. If such ongoing or new efforts are not successful for any reason, including because the attendant costs are higher or benefits are lower than estimated, it could have a material adverse impact on our competiveness, financial condition, results of operations and cash flows.

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

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 6.4% of our consolidated net sales in 2011. Our largest customer accounted for 22.8% and 3.5% of our Front-end and Back-end 2011 net sales, respectively. Our ten largest customers accounted for 27.9% of our consolidated net sales in 2011. Our ten largest customers accounted for 70.4% and 20.2% of our Front-end and Back-end 2011 net sales, respectively. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results, perhaps materially. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

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

If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements with debt, we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us, particularly in times of global or European financial crisis or uncertainty that may dramatically affect the availability of bank and other sources of debt financing.

If we are unable to raise needed additional funds, we may have to reduce the amount we spend on research and development, slow down our introduction of new products, reduce capital expenditures necessary to support future growth and/or take other measures to reduce expenses which could limit our growth and ability to compete.

Our products (primarily in the Front-end) generally have long sales cycles and implementation periods, which increase our costs of obtaining orders and reduce the predictability of our earnings.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights and confidential information. These agreements and measures may not be sufficient to protect our technology from third party infringement or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

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

Intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business with adverse financial consequences:

•	forfeit proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•

obtain from the owner of the infringed intellectual property right a license to sell, produce, use, have sold, have produced or have used the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including potential treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials a settlement fee and to grant it a worldwide, non-exclusive and royalty-free license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses granted by Applied Materials to us expire at the end of the life of the underlying patents which expire at various times through approximately 2016. Our obligation to pay certain royalties to Applied Materials generally continues until the expiration of the corresponding underlying patent to the extent we practice such patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. These covenants, which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

We recently determined that various Applied Materials patents licensed under the settlement agreement and applicable to certain epitaxial equipment had expired. Accordingly, as of the third quarter of 2011, we ceased paying royalties on the sale of such equipment and believe we have overpaid prior royalties. Applied Materials disputes our determination and has stated that we are obligated to pay royalties on the sale of these products through 2013. This dispute is being addressed in accordance with the procedures provided in the 1998 settlement agreement. The amount of unpaid royalties which are being sought by Applied Materials is not material.

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

Substantially all of our equipment sales are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience difficulties demonstrating compliance with such terms, which can lead to unanticipated expenses for the performance of the contract or the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our cost of goods sold and earnings from operations will be adversely affected. If we are not able to demonstrate compliance with the particular contract or the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial action, including payment of damages or adjusted pricing, any one of which could negatively affect our earnings from operations.

We are subject to various legal proceedings and claims, the outcomes of which are uncertain. If we fail to accurately evaluate the probability of loss or the amount of possible losses, an adverse outcome may materially and adversely affect our financial condition and results of operations.

We are party to various legal proceedings and claims generally incidental to our business including without limitation intellectual property and product liability claims, as disclosed in Note 22 of Notes to Consolidated Financial Statements included elsewhere in this report. For each of these proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss can be reasonably estimated, in connection with our determination of whether or not to record a charge to earnings. Significant subjective judgments are required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal, arbitration and administrative proceedings. The outcome of these proceedings is subject to a number of factors beyond our control. In addition, estimates of the potential costs associated with legal, arbitration and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted contest. If we do not accurately assess the probability of an unfavorable outcome or the range of possible loss, an unfavorable outcome could have a material adverse impact on our financial condition and results of operations.

The Dutch Enterprise Court reviewed and dismissed the inquiry in relation to ASMI and Stichting Continuïteit ASM International.

During 2008, two ASMI shareholders requested the Dutch Enterprise Court to investigate certain corporate governance matters in relation to the Company and Stichting Continuïteit ASM International. In August 2009, the Enterprise Court ordered an inquiry in respect of the affairs of the Company. In July 2010, the Dutch Supreme Court annulled the order of the Enterprise Court and remanded the decision to the Enterprise Court to consider certain observations of the Supreme Court. The Enterprise Court dismissed the inquiry in June 2011 and ordered the matter concluded. The plaintiffs appealed the dismissal ruling to the Dutch Supreme Court. The Dutch Supreme Court has not yet rendered a new decision.

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

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology in our results. ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2011, we owned 52.17% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Pacific Holding B.V. and the remaining 47.83% was owned by the public. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations in ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our Consolidated Statements of Operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our Consolidated Balance Sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

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

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Cash dividends received from ASM Pacific Technology totaled € 21.4 million, € 65.6 million, and € 86.9 in 2009, 2010, and 2011, respectively. In the past, we have used these dividends in our Front-end business. In November 2006, we announced our commitment that for at least the years 2007, 2008 and 2009 we would not use these cash dividends to support our Front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, pay dividends on our common shares, or purchase shares of ASM Pacific Technology. At our 2010 Annual General Meeting, we announced that we would continue this commitment for at least another two years through 2011. See Item 5, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

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

We market and sell our products and services throughout the world. A substantial portion of our manufacturing employees and operations are in the People’s Republic of China and the success of our business depends substantially on those operations. In addition, we have operating facilities in the Netherlands, the United States, Japan, Hong Kong, Singapore, Malaysia and South Korea. Our operations are subject to risks inherent in doing business internationally, including, without limitation:

•	unexpected changes in regulatory or legal requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	potentially adverse tax consequences;

•	fluctuations in foreign currency exchange rates and foreign currency controls;

•	political conditions and instability;

•	economic conditions and instability;

•	terrorist activities;

•	human health emergencies, such as the outbreak of infectious diseases or viruses;

•	tariffs and other trade barriers, including current and future import and export restrictions and compliance requirements, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	differences in intellectual property right protection;

•	differences in rights to enforce agreements;

•	differences in commercial payment terms and practices; and

•	business interruption and damage from natural disasters, such as earthquakes, tsunamis and floods.

These factors could increase our costs of doing business in a particular region or result in delays or cancellations of purchase orders or disrupt our supply chain, any of which could materially and adversely impact our business and operating results.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. To the extent such regulations or directives apply to our business throughout the world, these measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly or scarce materials. As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing R&D activities. Accordingly, costs associated with such future environmental compliance or remediation obligations could adversely affect our business.

Any acquisitions or investments we may make could disrupt our business and harm our financial condition.

We may consider from time to time additional investments in complementary businesses, products or technologies, such as the recent acquisition by ASM Pacific Technology of the SEAS Business in early 2011. We may not be able to successfully integrate these businesses, products, technologies or personnel that we might acquire in the future, and accordingly we may not realize the anticipated benefits from such acquisitions. In particular, our operation of acquired businesses involves numerous risks, including without limitation:

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

Our founder who is also Chairman of the Board of ASM Pacific Technology controls approximately 20.48% of the voting power which gives him significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board and makes it substantially more difficult for a shareholder group to remove or elect such members without his support.

Our founder, Arthur H. del Prado, controlled approximately 20.48% of the voting power of our outstanding common shares as of December 31, 2011. Accordingly, he has significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at a general meeting of shareholders will be elected if they receive a majority of the votes cast at the meeting. Nominees to the Supervisory Board or Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at the meeting, provided such affirmative votes represent at least one third of our issued capital. Members of the Supervisory and Management Boards may be removed only by the affirmative vote of a majority of the votes cast at a meeting, and, unless such removal is recommended by the Supervisory Board, the affirmative votes must represent at least one third of our issued capital. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of our founder.

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

The voting power of Stichting makes it more difficult for a shareholder or a group of shareholders to cause us to enter into a change of control transaction not supported by Stichting, even if such transaction offers our shareholders an opportunity to sell their shares at a premium over the market price.

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

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2011 and December 31, 2011, the sale price of our common shares, as reported on the NASDAQ Global Select Market, ranged from a low of US$ 22.23 to a high of US$ 44.60. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following, without limitation:

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

B. Business overview.

Introduction

Our Business

We are an equipment supplier mainly to the semiconductor, LED and electronics manufacturing industry. We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits, for the production of LEDs, and for electronics manufacturing in general. The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is mainly active in the wafer processing and assembly and packaging market segments. The wafer processing segment is referred to as “Front-end.” Assembly and packaging is referred to as “Back-end.” We also sell lead frames for semiconductor assembly. In addition, ASM AS, the newly acquired surface-mount technology (“SMT”) business unit is offering SMT placement tools for the global electronics manufacturing industries.

Front-end production systems perform processes on round slices of silicon, called wafers, which are typically 200mm or 300mm in diameter. During these processes, thin films, or layers, of various materials are grown or deposited onto the wafer. These films are electrically conductive, electrically insulating, or semiconducting. By depositing multiple layers of films, multi-level, integrated electrical circuits are created. Such circuits are referred to as “dies” or “chips.” There are many dies on each wafer.” After testing the individual circuits for correct performance, the dies on the wafer are separated. Back-end production systems then assemble and connect one or more known good dies in a single package to form a complex semiconductor device that will perform calculations, store data and interface with its environment.

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

Our Back-end and SMT equipment operations are conducted through our majority-owned subsidiary, ASM Pacific Technology Ltd. (“ASM Pacific Technology”), with principal operations in Hong Kong, the People’s Republic of China, Singapore, Germany and Malaysia. At December 31, 2011, we owned 52.17% of the outstanding equity of ASM Pacific Technology.

The location of our Front-end facilities allows us to interact closely with customers in the world’s major Front-end geographic market segments: Europe, North America, and Asia. The principal market we address in the Front-end is a portion of the deposition market segment. Our Front-end segment accounted for 24.0% of our net sales in 2010 and 28% of our net sales in 2011.

Our Back-end and SMT equipment facilities are in close proximity to where most customer assembly and packaging operations are located. The principal markets we address in Back-end are portions of the Bonding Equipment, Packaging Equipment and Integrated Assembly Systems segments, which segments include assembly and packaging equipment for LEDs. For the SMT equipment business, we mainly address the placement equipment market. We also manufacture and sell lead frames which are substrates connecting the various circuits on a chip to the devices in which the chips are installed. Our Back-end segment accounted for 76.0% of our net sales in 2010 and 72% of our net sales in 2011.

Industry Background and Major Business Trends

Semiconductor devices are the key enablers of the electronic age. Each semiconductor device can hold many individual components, most of which are transistors. For over 30 years now, the average number of components per integrated semiconductor device, at the optimum cost-per-component, has been increased by a factor of two every 18 to 24 months. This trend is generally referred to as Moore’s law. Increases in complexity, along with simultaneous reductions in the cost-per-component, have mainly been achieved by reducing the size of individual transistors, so that a larger number of transistors fit within a given size die. Today, transistors less than 32nm (1 nm is equal to one billionth of a meter) long are manufactured in high volume, and several billion transistors can be manufactured on a single die with an area of a few square centimeters.

A second development that has decreased the cost per device is the increased size of the wafer, so that more devices can be produced within one production cycle. Today, almost all of the newly installed semiconductor device fabrication capacity employs 300mm wafers, with each wafer typically holding between a few dozen to several thousand individual circuits. In several industry consortia a transition to 450mm wafers is being discussed. The yield, or the fraction of dies that operates according to specifications, is one of the key variables that influences the cost at which integrated circuits can be manufactured. Large initial investments are needed to build an automated production line in an ultra-clean environment to achieve such high yield. The capital equipment in the production line is an important determinant for the yield of the factory, and the speed with which the yield can be optimized for new device generations.

Another emerging trend is that towards vertical or 3D transistors. This trend also helps to keep the industry on track with Moore’s law (“more Moore”) because more functions can be stacked vertically on a wafer or chip than in two dimensions. Recent announcements have introduced “FinFET’s” and several 3D memory transistor architectures. Also on die level the trend is towards 3D by stacking several chips in one package. These chips can come from different supply chains, each optimized for its own performance and cost, enabling the manufacture of heterogeneous devices with even more integrated capability. This latter trend is sometimes referred to as “more than Moore.”

The trends outlined above are the main drivers of the broad semiconductor roadmap which semiconductor equipment companies track in developing new production systems and process technologies. These new systems and technologies must be developed well ahead of volume demand for the semiconductor devices they make. As a result, there is a large lead time between the investment in a new technology, and its commercial success. With the combination of a long lead time and the short product life-cycles comes the inherent difficulty of matching supply and demand, which results in the high volatility associated with the semiconductor equipment industry. In this highly cyclical industry, the Front-end and Back-end market segments have historically reacted differently to market forces.

The semiconductor industry had a relatively low growth year in 2011, driven by a US$ 1.7 trillion global electronics industry (VLSI Research Chip Insider February 13, 2012), that required approximately $252 billion (ibid.) in semiconductors. The semiconductor industry in turn, supported the approximately $51 billion (ibid.) semiconductor capital equipment industry, which supplies the needed production systems and services.

Our Strategy

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations, manufacturing infrastructure and sales and support offices located close to our global customers. The key elements of our strategy include:

•	Streamlining our Front-end and Back-end manufacturing by systematically reducing manufacturing costs through global sourcing and product platform consolidation.

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

•

Expanding the scope and depth of our research and development capabilities through strategic alliances with independent research institutes, universities, customers and suppliers, and expanding our patent portfolio where this is deemed necessary and beneficial.

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

In the wafer manufacturing process, a large single crystal of very pure silicon is grown from molten silicon. The crystal is then sliced into a large number of thin slices, or wafers, of single crystalline silicon. These slices are polished to an atomic level flatness before the next steps are executed. For advanced applications, some layers are deposited on the wafer for later use, by either epitaxy or diffusion/oxidation (described below). Epitaxial wafers are even flatter and contain fewer defects at the surface than polished wafers.

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

Back-end Manufacturing Process

When the wafer with confirmed working integrated circuits is received in the Back-end facility, wafers are first cut (“diced”) into individual dies or chips. The individual dies are then attached to a lead frame or other substrate by a bonding process. The lead frame or substrate provides the interface between the electrical circuit on the die and the system in which the die is incorporated. Lead frames are produced by stamping or etching out a pattern on a strip of copper or iron-nickel alloy. High precision lead frames are produced by an etching process, also to achieve a shorter time to market. Stamped frames are typically used for very high volumes on mature designs. The electrical connection of the electrical circuit to the lead frame is made by wire bonding. As few as one or as many as a thousand or more separate wires are connected between the die and the lead frame.

After this assembly and wire bonding interconnection process, the dies are encapsulated to protect them from environmental influences. Singulated dies will then move through inspection, electrical test, marking and packing to prepare the tested and finished devices for shipment to the customer.

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

LED Manufacturing Process

Light Emitting Diodes (LEDs) are manufactured on sapphire or silicon carbide substrates of typically 2” to 4” in diameter. The LED is formed by depositing thin films on the substrate surface. Following this process electrical contacts are provided by a mask aligner. Individual dies are singulated by a laser scriber and a dicing machine. The individual LED dies are then tested and binned in different performance categories. Subsequently LED dies are attached to the package substrates. The electrodes of the LED die are connected to the leads of the package substrate with fine gold wire by a wire bonder.

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

•

The placement machine, which places various components on the printed circuit board in predefined positions. A placement head, which can move along three axes and rotate around the Z-axis, uses suction to pick up a component from the tape or tray, checks the component’s position with the help of a camera system, computes its angle and offset from the nominal position, and places it onto the printed circuit board. When all components have been placed, a conveyor system moves the board to the next station and replaces it with a fresh, empty board. To increase the throughput rate, modern placement machines have several “revolver-type” placement heads, each of which is able to pick up and place multiple components per cycle in order to minimize the travel time between pick-up and placement positions. And thanks to their modular design, the machines can be configured with different feeder modules, placement heads, camera systems, etc. in order to best meet the specific production requirements. For products with many components and high line throughput requirements, multiple SMT placement machines are usually positioned in a line.

•

The reflow oven, in which the solder paste is heated and hardened or adhesives are cured in order to create a permanent bond between the components and the printed circuit board’s conducting paths. Once all components have been placed, the PCB is transported into the reflow oven, where the board is heated to the appropriate processing temperature. The solder balls in the solder paste melt and create a mechanical as well as an electrical connection between the components and the printed circuit board. If the SMD components were glued on, the reflow oven is used to cure the adhesive at a temperature that is lower than the heat required to melt the solder paste. Once the adhesive has hardened, the boards are flow-soldered – usually after additional special components have been installed.

Modern SMT lines contain additional systems and components such as quality control systems (e.g., automated optical inspection or AOI systems) or special process control systems (e.g., barcode readers).

Important Technology Trends for our Business

Technology Trends in Front-end and Back-end

The continuous demand for smaller, faster and cheaper semiconductor components drives the technology advances in the semiconductor manufacturing process. As the transistors in an integrated circuit become smaller, the cost-per-component decreases. Fortuitously, at the same time the operating speed of the transistor increases. Thus the minimum size of a single transistor in an integrated circuit is an extremely important parameter. This minimum size can be characterized by the so-called half-pitch, which is about equal to the smallest line width in the device. Today, our customers manufacture semiconductor devices having a half-pitch as small as 45 to 22 nanometers (one nanometer is one billionth of a meter). Our customers are qualifying and testing new critical processes to generate devices with line widths at or below 28 to 15nm, and vertical 3D transistors. Simultaneously, in our customers’ laboratories and several collaborative research environments advanced 11nm and 8nm design rule devices are being developed.

Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers. A transition towards 450mm wafers is now being planned. Early research in consortia is already taking place, while the first 450mm factories are not expected before 2015.

In developing faster and smaller devices, our Front-end customers’ major technology requirements are:

•

new thin film materials and device designs that can reduce the amount of power consumed in the device, increase the speed and reliability of the circuit, and increase the amount of charge that can be stored;

•	reliable manufacturing of taller three-dimensional structures in devices;

•	lithography of ever smaller feature sizes, now much smaller than the wavelength of visible light; and

•	new manufacturing processes that reduce device variability and increase yield.

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

Technology Trends in Electronics Assembly

•	As a result of the above, new technological requirements for placement equipment arise from the component side as well as from downstream production processes and from the markets for end products.

•

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

•

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

•

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

•

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

•

In the process control area, customers want more features ranging from monitoring to full-fledged component traceability for sophisticated applications in medical technology, aerospace engineering and the automobile industry. But no matter which industry they serve, electronics manufacturers have to deal with huge competitive and cost pressures as well as a highly cyclical market environment.

•

As far as recent trends in LED packaging are concerned, the sapphire or silicon carbide substrate for LED chip fabrication is migrating from 50mm to 100mm, some are moving to 150mm substrates in production. Larger substrates can produce more LED chips in a wafer. With reference to chip sizes, High Power LED increases the chip size to 1mm or above to increase the total output power for a single chip. Furthermore, as the LED efficiency increases, more chips move to 0.15mm to reduce the cost for small power application such as indicators. For package substrates, more High Power LED packages employ ceramic and silicon substrates for better heat dissipation.

Our Response to Technology Trends

We develop and manufacture wafer processing systems and new thin film materials that enable our customers to produce devices that consume less power, are faster, show less variability, are more reliable and are able to store more electrical charge.

Today, our leading-edge high volume production systems support the manufacturing of semiconductor devices having a half-pitch as small as 45 to 22 nanometers (one nanometer is one billionth of a meter). At ASMI, and in close cooperation with our customers, we are qualifying and testing new critical process equipment for line widths at or below 28 to 15nm. Simultaneously, we are developing new 15 to 11nm technologies in our laboratories. Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers. Accordingly, our system and process development and sales effort is concentrated in 300mm equipment. Initial developments of 450mm equipment have started in parallel.

In order to meet our customers’ needs, we have developed, and are still developing many new materials. For example, in the FEOL, high-k dielectrics and novel metal electrodes can improve the performance and reduce the power consumption of a device, thereby enhancing battery life. This same class of materials can also lead to larger charge storage in a smaller capacitor, critical for memories and RF circuits. Whereas in the recent past much focus has been on the development of the high-k dielectric, today as much focus is on new technologies and materials for the metal electrode and the gate sidewall passivation. Another example of new materials in the FEOL is our silicon-germanium (“SiGe”) and silicon-carbon (“SiC”) and silicon-carbon-phosphorous (“SiCP”) epitaxial materials that can increase the switching speed of the transistors and the circuit in which they are embedded by so-called strain engineering. This can be done without negatively affecting the power these transistors consume.

We expect that the creation of 3D vertical transistors will increase the demand for processes with better coverage of 3D structures. In response to this trend, we have developed and are still developing a variety of Atomic Layer Deposition (ALD) and epitaxy processes. ALD is an advanced technology that deposits atomic layers one at a time on wafers. This process is used to create ultra-thin films of exceptional quality and flatness. Plasma is sometimes used to enhance the process further (Plasma Enhanced ALD, or PEALD).

In the BEOL or interconnect process, a continued demand to improve the speed at which signals travel through thin copper wires has led to the development of a full suite of low-k materials. These low-k materials can decrease the amount of delay in signal propagation, resulting in, for example, faster microprocessors. We have been one of the leaders in successfully introducing these low-k materials in the market. We are continuing to develop improvements to this low-k technology to enable faster interconnect circuits.

We have also developed and sold new processes and wafer processing equipment to enable the creation of narrow lines having dimensions beyond the resolution of common lithography, and with low line width variability. For that purpose we have developed low temperature plasma enhanced ALD processes that are compatible with the photoresist processes that are common to lithography tools.

In addition to addressing the technology needs of our customers, the relentless drive of the industry to reduce cost corresponds to significant spending on development programs that further increase throughput, equipment reliability, and yield in our customer’s line, and further lower the cost of the wafer processing systems. In order to enable further efficiencies in our manufacturing process, we have improved, and will continue to improve the level of standardization in our equipment portfolio by migrating to common platforms, sub-assemblies and components. This requires a significant engineering effort.

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

The newly developed ASM Die Bonder AD8312 offers a wide range of benefits with the sole target of producing highest speed and quality at lowest cost per die placement. Special handling and operating aspects of stacked and thin die are incorporated in the machine concept. The extremely fast vision system and the ultra-light pick and place head with innovative linear motor technology offer a significant increase in performance, product quality and yield.

In Electronics Assembly, in close coordination with customers and other partners, our SMT placement machines, under the brand name SIPLACE, are developed and manufactured to process a broad spectrum of components with high speed, precision and reliability. Our modular machine designs allow customers to flexibly adapt their SMT lines to shorter lead times, fluctuating workloads, frequent product changes and smaller lot sizes.

With their digital vision systems, intelligent SIPLACE X-feeders, head models, conveyor systems and linear drives, all current SIPLACE platforms use a shared pool of basic hardware modules to simplify the production and maintenance of the entire portfolio.

To put the performance and flexibility of its machines to the best possible use, ASM Assembly Systems has developed the extensive SIPLACE software suite, which ranges from production scheduling to line and process control to monitoring, setup verification and traceability. In addition, the SIPLACE FACTS materials management system and the SIPLACE LES line execution system for setup-optimized production synchronization provide customers with powerful software solutions.

Products

Market Coverage

The table below indicates the major market segments of the semiconductor equipment industry. The principal market segments in which we participate are underlined.

Major Market Segment [1]
Market Segment 1	Test and related Systems	IC Fabrication Equipment or Front-end	IC Assembly Equipment or Back-end
	Automated Test Systems	MicroLithography and Mask Equipment	Assembly Inspection Equipment
	Material Handling Systems	CMP Equipment	Dicing Equipment
		Ion Implanters	Bonding Equipment
		Deposition and Related Tools [2]	Packaging Equipment
		Etching and Cleaning Tools	Integrated Assembly Systems
		Process Diagnostic Equipment	Leadframes [3]

(1)	Based on VLSI Research Industry Segmentation (www.vlsiresearch.com).
(2)	This segment also includes diffusion and oxidation furnaces.
(3)	While the materials segment is not included by VLSI Research in the Back-end segment, lead frames are a significant component of our revenues.

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

Product Platform	ASMI Process Technology	Products
Advance® 400 Series	ALD, CVD, diffusion/oxidation, LPCVD	A400, A412, A4ALD, Vertical Furnace Systems
Eagle®	PECVD	Eagle 10, Eagle 12 (1) , Dragon (1) , Single Wafer Plasma Processing Systems
XP (2)	ALD, PECVD, PEALD	Pulsar® and EmerALD ALD Products, PECVD Products, PEALD Products
Epsilon	Epitaxy, LPCVD	Epsilon 2000 and Epsilon 3200 (3) Single Wafer Epitaxy Systems
Polygon®	ALD	Polygon 8200, Polygon 8300 (4) , Pulsar (4) Single Wafer Atomic Layer Deposition Systems

(1)	The functionality of the Eagle 12 and the Dragon has merged with the XP platform in 2010
(2)	The XP is our standard single wafer processing platform designed to accommodate multiple process application modules with common platform standards
(3)	The functionality of the Epsilon is being merged with the XP platform
(4)	The functionality of the Polygon, Pulsar and EmerALD has merged with the XP platform starting in 2009

Description of our Front-end Segment’s Product Platforms

Advance 400

The Advance 400 is our Vertical Furnace, batch processing platform. Products built on this product platform are used for diffusion, oxidation, (LP)CVD and ALD. The product platform is used in many manufacturing steps, from the production of silicon wafers to the final anneal in interconnect. The A400 is a system for 150 and 200mm wafers, while the A412 is for 300mm wafers. The A412 systems feature two reactors above a rotating carousel, a dual-boat concept for high productivity, and a wide range of process applications with variable load sizes from 25 wafers for shortest cycle time requirements, up to 150 wafers for lowest cost requirements in a single run. In this series, we also offer the A4ALD, for atomic layer deposition of dielectrics and metals.

Eagle

The Eagle is our single-wafer processing product platform for PECVD applications. While the Eagle 10 is a system for 150 and 200mm wafers, the Eagle 12 and Dragon systems are for 300mm wafers. The Eagle 10 and Dragon have two PECVD reactors, while the Eagle 12 has three PECVD reactors. Different wafers are processed in parallel in the reactors to enhance the throughput. The processes available on the Eagle product platform include insulators (such as silicon oxide, silicon nitride, silicon oxi-nitride), Aurora low-k dielectrics for interconnect applications, as well as hardmask and antireflection layers that aid in the lithography of very fine features.

XP Platform

The Eagle XP is our high productivity extension to the Eagle product platform, for 300mm. The Eagle XP has four PECVD reactors. Substantially all processes on the Eagle 12 and Dragon are available on the Eagle XP.

The XP is being transitioned from a dedicated platform for PECVD to a common high volume platform for all 300mm single wafer processing in our addressed markets. The XP platform will also enable integration of sequential process steps on one platform. The XP is now available with PECVD, PEALD, Pulsar and EmerALD ALD modules. In addition, the functionality of the Epsilon is also currently being merged with the XP platform.

The XP common platform will benefit our customers through reduced operating costs since multiple ASM products now will use many of the same parts and consumables and a common control architecture improves ease of use. The XP common platform enables us to improve the coherency in our product portfolio.

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

ALCVD: Atomic Layer Deposition and Plasma Enhanced Atomic Layer Deposition

ALCVD is one of the newest technologies to deposit ultra-thin films of exceptional flatness and uniformity. This technology was brought into ASMI in 1999 with the acquisition of ASM Microchemistry, who first developed the thermal ALD technology. PEALD is an extension of this original ALD technology that uses plasma, which was brought into ASMI in 2001 through a partnership with Genitech and a subsequent acquisition in 2004. The use of plasma enables us to deposit high quality films at very low temperatures. Collectively ASMI refers to these two technologies as its ALCVD process technology platform. ALCVD is a very versatile technology platform that can be used to deposit high-k insulating materials, conductors, silicon oxide and silicon nitride. Selected ALCVD processes are released on our Polygon, Eagle, XP, and Advance 400 product platforms. We expect that the trends of continued scaling, and evolution towards three dimensional device structures plays into the strength of our ALCVD position.

LPCVD: novel chemistries

On our LPCVD process technology platform we have developed processes with new chemistries (under the trademark Silcore) that enable the deposition of silicon and silicon containing materials at low temperatures. We offer processes on our Epsilon product platform for selective and non-selective epitaxy, single wafer LPCVD, and on our Advance 400 product platform for thin, smooth polycrystalline Si. Our strategy for the LPCVD process technology platform as a whole is to continue to qualify new chemistries developed by, and with, our chemical suppliers for all of our product platforms, well in advance of the development of our customers’ needs.

Back-end Segment Products

The following table lists ASM Pacific Technologies (“ASMPT”) principal products for Back-end market and the main technologies that they enable.

Product Platform	ASMI Process Technology	Products
Die Attach Equipment	Die Bonding	AD898/8912 epoxy/ eutectic, AD830, MCM12 multi chip, SD890A and SD832D soft solder, IS898 glass attach Systems, AD211/AD220 Eutectic Die Bonder
Scanning and Sorting Equipment	Die Sorting	WP808A WLP sorting Systems, , AS899, MS100 Plus die sorting Systems; ES100 Automated Optical Inspection System
Flip Chip Equipment	Flip Chip Bonding	AD900A, AD9012A, AD900TS, AD9012TS, AD9212 dual head flip chip bonding Systems, AD9012TC, Hummingbird stud bumping Systems
Wire Bonding Equipment	Thermosonic Gold Wire Bonding	TwinEagleXtreme, HarrierXtreme, EagleXtreme, iHawkXtreme EagleXtreme X2L
Wire Bonding Equipment	Ultrasonic Aluminum Wedge Bonding	Heavy Aluminum Wire Bonder AL501, AB530, AB559A rotating bond head
Singulation Equipment	Singulation	Laser Scriber LS100
Encapsulation Equipment	Molding, Dispensing and Jetting	IDEALmold and Osprey transfer molding Systems, IDEALcompress/ IDEALab Silicone Liquid Molding, DS500 dam-and-fill Systems, DS520 Jetting System
Post Encapsulation Equipment	Ball Placement, Testing and Marking, Trim and Form, Singulation, Binning	BP2000 ball placement, CS8000-AP
jig saw and sorting, MP209, MP-TAB
trim form system, FT2030S, FT1000,
FT2030WF Test and Finishing
handler, FV2030 Vision Inspection,
SLS230 LED Testing & Sorting,
SLT400 LED Taping, IP360 Package
Sorting and Taping System

Die and Flip Chip Bonding, and Die Sorting Products

ASMPT manufactures several die bonding models as well as die sorting equipment to address various markets including semiconductors and light emitting diodes (LED). The latest epoxy die bonder platform for 300mm wafers continues the path undertaken by ASMPT to provide customers with high quality cost-efficient systems. With its capability of handling up to 300mm wafers, fully automatic operation, epoxy writer, pre and post bond inspection and wafer mapping, this platform is able to provide customers with favorable operational results. Variations on this platform have been developed to address the requirements of the growing stacked die market. The ability to handle silicon devices down to 25 microns in thickness is a key feature for the future.

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

Wire Bonding Products

The Eagle Xtreme gold/Cu wire bonder is the successor to our award-winning Eagle60AP generation bonder. The Eagle Xtreme and iHawk Xtreme gold wire bonders continue to extend the productivity of the process as well as exceed the industry roadmaps for required bond pad pitch. Additional features on the Eagle Xtreme allow it to deal with the complex wire geometries and extreme height variations that are prevalent in the stacked die packages being built today at higher productivity rates. The productivity envelope was enlarged with the introduction of our latest dual head platform, the TwinEagle Xtreme and Harrier Xtreme. This tool provides all the capabilities of our standard Xtreme but with higher output per floor space required. We also extended our product portfolio in the wedge bonder area with newer, faster, more flexible systems to address the consumer products market that focuses on cost effective solutions. The expansion of the flip chip process has also provided us with opportunities to take advantage of our wire bonder technology to provide platforms capable of applying gold or copper stud bumps on wafers up to 300mm in diameter.

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

SMT Products

The following table lists the ASM Pacific Technologies (“ASMPT”) principal product platforms for the SMT market and the main applications/industries they are targeted at.

Electronics Assembly Products (Hardware)

Type of Production	Applications/Industries	Platforms
High-end/high-speed environments	Large EMS providers, telecommunication & IT products, LED placement	SIPLACE X SIPLACE CA
High-quality/high-mix environments	Small and medium-sized EMS providers, machine controls, automobile industry, aerospace	SIPLACE SX
Cost-sensitive high-volume environments	Medium-sized and large EMS providers	SIPLACE DX SIPLACE D

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

The SIPLACE is our powerful high-end SMT platform able to handle 01005 components, which is the smallest component size being processed today, with no slowdown in high-volume environments. The SIPLACE X-Series is an attractive solution for large EMS companies, mobile phone production and the growing LED placement market.

The SIPLACE CA is the first placement platform that can supply components directly from the wafer as well as with classic SMT feeder technologies. For the electronics manufacturer, this capability means increased flexibility and investment protection.

In 2010 the SIPLACE SX placement platform was launched, whose special interchangeable gantries, intelligent feeders and innovative setup concepts make it an ideal solution for high-mix environments. The key feature of this highly innovative solution is the “Capacity-on-Demand” function. The newly developed SIPLACE MultiStar placement head switches automatically between Collect & Place mode, Pick & Place mode and a special mixed mode, which is why it can be used for the fast placement of standard components as well as for the end-of-line placement of large components. Thanks to these properties, even high-mix lines can operate well balanced at all times for improved total line productivity.

With the digital SIPLACE D-Series, which combines high-tech innovations with proven technologies, a favorable price-performance ratio and cost of ownership, SIPLACE offers a platform for highly cost-sensitive users in the standard and high-performance segment who require lots of flexibility.

In 2011, ASM Assembly Systems has introduced the SIPLACE DX, whose features and price-performance ratio were optimized especially for high-volume production environments in Asia and other parts of the world.

Intellectual Property and Trademarks

Intellectual Property

Because of the rapid technological advances in the microelectronics field, our products must continually change and improve. Accordingly, we believe that our success will depend upon the technical competence and creative ability of our personnel as well as the ownership of and the ability to enforce our intellectual property rights.

We own and license patents that cover some of the key technologies, features and operations of our products and are registered in the principal countries where semiconductor devices or equipment are manufactured or sold. For instance, we have hundreds of issued patents that relate to the ALCVD process technology platform. As another example, we have about 10 issued patents related to Silcore and other specialized LPCVD process chemistries.

The following table shows the number of patents for which we made an initial filing during the indicated year and the number of patents in force at the end of the indicated year. As part of a program to reduce cost, the patent portfolio was critically reviewed against the current business strategy in 2009. Cost control measures and stricter patent filing prioritization in 2010 resulted in a lower initial patent filing rate in 2010 compared to 2009. Increased R&D activity in 2011 resulted in a higher filing rate.

Segment	For year:	2007	2008	2009	2010	2011
Front-end	Initial patent filings	93	79	47	33	51
	Patents in force at year end	793	872	830	931	1,043
Back-end	Initial patent filings	26	18	19	18	21
	Patents in force at year end	256	332	399	436	731

We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and certain chemicals used to deposit insulating layers for PECVD. We pay Applied Materials a royalty on sales of equipment that use the patented technologies. A number of the licensed patents have already expired. The remaining royalty bearing patents that we use expire at various times through 2013. Upon expiration of the patents, the technology may be used royalty-free by the public, including us. For further information, see Item 3.D, “Risk factors—We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated our business could be adversely affected.”

We have licensed our intellectual property in our ALCVD process technology platform through non-exclusive, restricted field of use license agreements to a limited number of companies. In addition to generating revenue, we seek to accelerate market acceptance of our ALCVD technology through our licensing.

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

Trademarks

ASM, the ASM International logo, Advance, Aurora, Dragon, Eagle, EmerALD, Epsilon, Polygon, Pulsar and Silcore are our registered trademarks. A400, A412, ALCVD, Atomic Layer CVD, Intrepid, NCP, PEALD, are our trademarks. “The Process of Innovation”, “The Switch Is On” and “Drive Innovation. Deliver Excellence.” are our service marks.

AB500B, DreamPAK, DRYLUB, EQUIPMANAGER, EQUIPMGR, FAB Farming IDEALine, IDEALsystem, IDEALab, IDEALNet, PGS, SMARTWALK, SOFTEC, SmartSurf, and Ultravac are registered trademarks of ASM Pacific Technology Ltd. Cheetah, Eagle60, Harrier, Hummingbird, IDEALCompress,

IDEALmold, OSPREYLine, TwinEagle, SolarCSI, SolarWIS, SolarMTS and SolarLAS are trademarks of ASM Pacific Technology.

SIPLACE is a trademark licensed from Siemens AG by ASM Pacific Technology in respect of its newly-acquired electronics assembly systems business.

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

Research and Development

We believe that our future success depends to a large extent upon our ability to develop new products and add improved features to existing products. Accordingly, our global product development policies and local activities are for the most part directed toward expanding and improving present product lines to incorporate technology advances and reduce product cost, while simultaneously developing new products that can penetrate new markets. These activities require the application of physics, chemistry, materials science, chemical engineering, electrical engineering, precision mechanical engineering, software engineering, and system engineering.

Our net research and development expenses were € 62.8 million, € 78.8 million and € 129.4 million in 2009, 2010 and 2011, respectively. We expect to continue investing significant resources in research and development in order to enhance our product offerings. Our research and development activities are chiefly conducted in the principal semiconductor markets of the world, which enables us to draw on innovative and technical capabilities on an international basis. Each geographic center provides expertise for specific products and/or technologies. This approach, combined with the interactions between the individual centers, permits efficient allocation of technical resources and customer interaction during development. In 2010, we formed a globally Platform Engineering group that addresses the needs for common platforms for the various products in our Front-end Segment. Selected resources in Belgium, Almere and Helsinki have been grouped under corporate R&D, addressing the common needs for advanced materials research and process integration work for the 15nm, 11nm and smaller nodes.

Segment	Location	Number of R&D employees as of December 31, 2011, exclusive of temporary workers
Front-end	Almere, the Netherlands	45
	Leuven, Belgium	22
	Helsinki, Finland	8
	Phoenix, Arizona, United States	95
	Cheonan, South Korea	36
	Singapore	3
	Tama, Japan	85
Back-end	Hong Kong, the People’s Republic of China	451
	Singapore	332
	Chengdu, the People’s Republic of China	131
	Munich, Germany	177
Total		1,385

As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. At December 31, 2011, our Front-end segment was engaged in several formal joint development programs with customers for 300mm applications of our products. As part of these efforts, we may sell new products to customers at a significantly reduced margin, and invest significant resources in the joint development and subsequent product qualification. We sometimes also cooperate with other semiconductor capital equipment suppliers in complementary fields, in order to gain knowledge on the performance of our own deposition processes, in cooperation with other processes, either in bilateral or in publicly funded projects. In addition to cooperating with customers and other capital equipment suppliers, we also enter into research projects with technical universities and institutes (including TNO; CNT; IMEC).

We participate also in publicly funded programs, mainly in Europe, to develop the production technology for semiconductor devices with line widths of 22, 15 and 11nm and below and in More-than-Moore technologies. Among our current cooperative efforts are projects awarded under the Information Society Technologies (IST) seventh framework program. We are also a partner in several cluster development programs in the Eureka initiative by MEDEA+ (Micro Electronics Development for European Applications) and its successor CATRENE (Cluster for Application and Technology Research in Europe on Nano-Electronics.

In 2011 we renewed our strategic R&D partnership with the Interuniversity MicroElectronics Center (IMEC) in Leuven, Belgium. Our Epsilon, A412, Pulsar, EmerALD, Dragon and Eagle based products are involved in this partnership. This gives us the opportunity to investigate, both jointly and independently, the integration of individual process steps in process modules and electrically active devices. We have been partnering with IMEC since 1990.

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

In 2004, in order to reduce manufacturing costs in our Front-end operations we established FEMS, a manufacturing facility in Singapore, to manufacture certain generic subsystems and subassemblies for our Vertical Furnaces that we previously outsourced. In 2009 we started the transition of manufacturing of ASM products to be final assembled in Singapore, i.e. including final assembly, test and shipment of the system to the customer from the FEMS facility. We closed down our manufacturing operations in Almere, the Netherlands, at the end of 2009, and we closed our manufacturing facilities in Phoenix (US) and in Nagaoka (Japan) in 2010.

With this transition we have also implemented a global organization for our procurement activities. Further, we plan to move to a global operational excellence system, instead of the historical regionally oriented quality systems.

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

To execute the sales and service functions in the Front-end, we have established a global sales force, in which all regional units report directly into the global sales organization. We have sales offices located in Europe (in the Netherlands, France, Ireland, Germany and Italy), Israel, Taiwan, Korea, the People’s Republic of China, Singapore, the United States of America and Japan. At the end of 2011, 158 employees were employed in sales and marketing of Front-end products, representing 10 % of total Front-end segment staff.

Sales of Back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in the People’s Republic of China, Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in South Korea and some parts of the United States. At the end of 2011, 516 employees were employed in sales and marketing of Back-end products, representing 4% of total Back-end segment staff.

Customers

We sell our products predominantly to manufacturers of semiconductor devices, manufacturers of silicon wafers and assembly companies. Our customers include most of the leading semiconductor and wafer manufacturers. Our customers vary from independent semiconductor manufacturers that design, manufacture, and sell their products on the open market, to large electronic systems companies that design and manufacture semiconductor devices for their own use, to semiconductor manufacturers, known as foundries that manufacture devices on assignment of other companies, including “fabless” companies that design chips but do not have wafer processing factories.

Our largest customer accounted for approximately 9.1%, 5.2% and 6.4% of our net sales in 2009, 2010 and 2011, respectively. For our Front-end segment this was 30.6%, 21.6% and 22.8% of our net sales in 2009, 2010 and 2011, respectively. For our Back-end segment this was 6.0%, 4.3% and 3.5% of our net sales in 2009, 2010 and 2011, respectively. Our ten largest customers accounted for approximately 32.9%, 27.9% and 27.9% of our net sales 2009, 2010 and 2011, respectively. For our Front-end segment this was 61.4%, 61.2% and 70.4% of our net sales in 2009, 2010 and 2011, respectively. For our Back-end segment this was 32.7%, 27.3% and 20.2% of our net sales 2009, 2010 and 2011, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, timing of new fabrication facilities and new product introductions.

The following table shows the distribution of net sales, by segment and geographic destination of the product:

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2011	Front-end	27.9%	S.E. Asia	9.2%	52.8%
			Europe	6.6%	14.1%
	Back-end	72.1%	United States	9.1%	2.3%
			Japan	3.0%	2.9%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2010	Front-end	24.0%	S.E. Asia	8.2%	68.9%
			Europe	5.6%	0.7%
	Back-end	76.0%	United States	7.5%	1.7%
			Japan	2.7%	4.7%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2009	Front-end	27.1%	S.E. Asia	6.5%	68.8%
			Europe	6.2%	0.6%
	Back-end	72.9%	United States	8.8%	2.5%
			Japan	5.6%	1.0%

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time in order to optimize the use of the equipment for the customer’s specific processes. For our Front-end operations, where the availability of field support is particularly important for a sale, 512 employees were employed in customer service at the end of 2011 representing 31% of total Front-end segment staff. For our Back-end operations 1,082 employees were employed in customer service at the end of 2011, representing 7% of total Back-end segment.

Competition

The semiconductor equipment industry is intensely competitive, and is fragmented among companies of varying size, each with a limited number of products serving particular segments of the semiconductor process. Technical specifications of the individual products are an important competitive factor, especially concerning capabilities for manufacturing of new generations of semiconductor devices. As each product category encompasses a specific blend of different technologies, our competitive position from a technology standpoint may vary within each category. Customers evaluate manufacturing equipment based on technical performance and cost of ownership over the life of the product. Main competitive factors include overall product performance, yield, reliability, maintainability, service, support and price. We believe that we are competitive with respect to each of these factors, and that our products are cost effective.

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

Our primary competitors in the Front-end market are from the United States, Japan and Korea. Our primary competitors in the Back-end market are from the United States, Europe and Japan. In each of our product lines, we compete primarily with two or three companies which vary from small to large firms in terms of the size of their net sales and range of products. Our primary competitors in the Front-end market include Applied Materials, Novellus Systems (now LAM Research Corporation), Tokyo Electron, Kokusai, and Jusung. Our primary competitors in the Back-end market include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui. The primary competitors of SIPLACE in the placement market are Fuji, Panasonic, Juki, and Yamaha (Japan); Assembleon (Europe); and Universal (U.S.).

C. Organizational structure.

The following chart presents the jurisdiction of incorporation of our significant subsidiaries and our percentage of ownership interest in those subsidiaries as of February 29, 2012:

Subsidiary Name and Location	Country of Incorporation	Percentage Owned by ASM International N.V.

ASM Europe B.V. Almere, the Netherlands	The Netherlands	100%

ASM America, Inc. Phoenix, Arizona, United States	United States	100%

ASM Japan K.K. Tama, Japan	Japan	100%

ASM Front-End Manufacturing Singapore Pte. Ltd., Singapore	Singapore	100%

ASM Pacific Technology Ltd. Hong Kong, the People’s Republic of China	Cayman Islands	52.17%

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

SEGMENT	LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE
	Almere, the Netherlands	Executive offices of ASMI Marketing, research and offices	103,000
	Tama and Nagaoka, Japan	Wafer processing equipment marketing, research and offices	80,000
Front-end	Phoenix, Arizona, United States	Wafer processing equipment marketing, research and offices	130,000
	Singapore	Wafer processing equipment manufacturing and offices	169,000
	Cheonan, South Korea	Wafer processing equipment manufacturing, marketing, research and offices	33,000
	Helsinki, Finland	Wafer processing equipment research and offices	6,000
	Hong Kong, People’s Republic of China	Semiconductor assembly and encapsulation equipment manufacturing, marketing, research and offices	278,000
	Shenzhen, People’s Republic of China	Semiconductor assembly equipment parts and modules manufacturing, lead frame manufacturing and offices	2,100,000
Back-end	Chengdu, People’s Republic of China	Semiconductor assembly equipment research and offices	179,000
	Singapore	Semiconductor assembly equipment and etched lead frame manufacturing, marketing, research and offices	403,000
	Johor Bahru, Malaysia	Semiconductor assembly equipment parts and modules manufacturing, etched lead frame manufacturing and offices	315,000
	Munich, Germany	SMT equipment manufacturing, marketing, research and offices	325,000

Our principal facilities in the Netherlands, the United States, Korea, Finland, Hong Kong, the People’s Republic of China, Singapore and Malaysia are subject to leases expiring at various times from 2011 to 2024. Some facilities we own are subject to mortgages. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Back-end’s new manufacturing plant in Huizhou, China is now fully-operational, and is progressing into its second phase of expansion. A new casting center and a fabrication center will be ready by the first half of 2012. It will allow Back-end to further enhance its production capacity to cater for the growth of both the assembly and packaging equipment and SMT equipment businesses, and to facilitate new investments in casting technology. We intend to further supplement our etched lead frame capacity by setting up new etching facilities in Fuyong, China to serve the growing China market.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an equipment supplier mainly to the semiconductor, LED and electronics manufacturing industry . We design, manufacture and services to our customers for the production of semiconductor devices, or integrated circuits, for the production of LED’s and for electronics manufacturing in general. The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is mainly active in wafer processing (Front-end) and assembly and packaging (Back-end). Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles packages and tests the dies in order to create semiconductor devices. We conduct our Front-end business, which accounted for 28% of our net sales in 2011, through our principal facilities in the Netherlands, the United States, Japan and Singapore. We conduct our Back-end business, which accounted for 72% of our net sales in 2011, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore, Malaysia and Germany. Our Back-end operations are conducted through our 52.17% majority-owned subsidiary, ASM Pacific Technology.

We sell our products to the semiconductor manufacturing industry and the assembly (pick and placement) industry, which is subject to sudden, extreme, cyclical variations in product supply and demand.

After a very strong year 2010 for the industry as a whole, the year 2011 Shows a mixed picture. 2011 started strong with a further increase of our order book in Q1 2011, however as from Q2 a reduction in the order intake took place, compensated in the following quarters, especially in the Back-end by deliveries out of our order book. Towards the end of 2011 we saw also a reduction in the order intake in our newly acquired AS activities. As a consequence of this decline in the economic climate sales for the year ended at a level of € 1,634 million (excl. AS € 1,191 million). Sales in the Front-end show for the full year an increase from € 293 million to € 456 million. This 55% increase of net sales was driven by increased equipment and higher spares and service sales amongst others due to strong inroads made with enabling new technologies in (PE)ALD and as a result of increased activity at our customers In our Back-end segment sales increased from € 930 million to € 1,178 million. In the Back-end segment we saw a strong sales increase due to the acquisition of the AS activities of Siemens, which contributed € 444 million to the sales in 2011. For the existing activities of the Back-end segment sales decreased from € 929 million to €734 million. This decrease was mainly caused by the lower LED equipment sales and the worsening of the business climate in the second half of 2011.

The gross margin for ASMI consolidated decreased from 44.9% in 2010 to 34.9% in 2011. Gross margin in our Front-end segment decreased from 39.1% in 2010 to 37.8% in 2011, while our Back-end segment showed a decrease from 46.8% to 33.8% for the same period. The decrease of the gross margin in our Front-end segment compared to last year is mainly attributable to the product mix differences which impacted especially the Q4 margin. The gross profit margin in the comparable Back-end segment decreased due to mix differences between equipment and lead frame sales, the increase in raw material prices for its lead frame business and, especially in the second half of 2011 due to the lower loading of the factories. The acquisition of the AS business impacted the gross margin as a result of its lower gross margin and the revaluation of acquired inventories at fair value.

The result from operations as a percentage of sales decreased from 26.9% in 2010 to 22.4% in 2011. The purchase price allocation of the newly acquired SEAS business resulted in a gain of bargain purchase of € 109 million. The operating margin of our Front-end segment increased from 5.4% in 2010 to 13.7% in 2011. For the same period the operating margin of our comparable Back-end segment decreased from 33.6% to 22.2%.

Net earnings for 2011 were strongly affected by the gain on the bargain purchase of SEAS.

The company generated a positive operational cash flow in 2011 of €217 million, compared to €260 million in 2010. As well the Front-end as the Back-end operations were generating a positive operational cash flow in 2011.

In January 2011, we exercised our right to call the outstanding 4.25% convertible subordinated notes (due 2011), resulting in conversion of all remaining notes at February 15. As a result a revaluation of the conversion option (€ 4.4 million) was included in our results for the first quarter of the year 2011.

A. Operating Results

Sales

Our Front-end sales are concentrated in the United States, Europe, Japan and Southeast Asia and our Back-end sales are concentrated in Southeast Asia and Europe.

The following table shows the geographic distribution of our Front-end and Back-end sales for the years 2009, 2010 and 2011:

	Year ended December 31,
(amounts in millions)	2009		2010		2011
Front-end:
United States	€51.9	32.4%	€91.7	31.3%	€148.4	32.5%
Europe	36.8	22.9	67.9	23.2	107.8	23.6
Taiwan	17.3	10.8	35.1	12.0	37.8	8.3
Japan	33.1	20.7	33.0	11.2	49.7	10.9
South Korea	9.2	5.7	37.3	12.7	70.2	15.4
China	7.8	4.9	21.5	7.3	23.6	5.2
Other	4.3	2.6	6.9	2.3	18.6	4.1

	€160.4	100%	€293.4	100%	€456.1	100%
Back-end:
People’s Republic of China	€144.6	33.6%	€350.0	37.6%	€527.6	44.8%
Europe	3.4	0.8	8.3	0.9	230.2	19.5
Taiwan	86.2	20.0	148.8	16.0	71.9	6.1
Malaysia	42.4	9.8	112.1	12.1	84.0	7.1
South Korea	63.9	14.9	97.8	10.5	41.4	3.5
Hong Kong	16.1	3.7	39.9	4.3	26.7	2.2
Thailand	24.4	5.7	42.1	4.5	32.5	2.8
Japan	5.7	1.3	57.4	6.2	47.0	4.0
Singapore	5.1	1.2	13.8	1.5	16.7	1.4
Philippines	21.6	5.0	34.4	3.7	34.8	3.0
United States	15.0	3.5	21.1	2.3	37.5	3.2
Other	2	0.5	3.8	0.4	28.0	2.4

	€430.4	100%	€929.5	100%	€1,178.3	100%

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

A substantial portion of our Front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing complete fabrication equipment. As a result our Front-end sales tend to be uneven across customers and financial periods. Sales to our ten largest Front-end customers accounted for 61.4%, 61.2% and 70.4% of Front-end net sales in 2009, 2010 and 2011, respectively. The composition of our ten largest Front-end customers changes from year to year. The largest Front-end customer accounted for 30.6%, 21.6% and 22.8% of Front-end net sales in 2009, 2010 and 2011, respectively.

Back-end sales per customer tend to be more level over time than Front-end sales, because Back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest Back-end customers accounted for 32.7%, 27.3% and 20.2% of Back-end net sales 2009, 2010 and 2011, respectively. Because our Back-end customers’ needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the Front-end. Our largest Back-end customer accounted for 6.0%, 4.3% and 3.5% of Back-end net sales 2009, 2010 and 2011, respectively.

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

For a further discussion of research and development expenses see Item 4.B, “Business Overview—Research and Development” and “Results of Operations,” below.

Our research and development operations in the Netherlands and the United States receive research and development grants and credits from various sources.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make judgments, assumptions and estimates that affect the amounts reported. Note 1 of Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of the consolidated financial statements. Certain of these significant accounting policies are considered to be critical accounting policies.

A critical accounting policy is defined as one that is both material to the presentation of ASMI’s consolidated financial statements and that requires management to make difficult, subjective or complex judgments that could have a material effect on ASMI’s financial condition or results of operations. Specifically, these policies have the following attributes: (1) ASMI is required to make assumptions about matters that are highly uncertain at the time of the estimate; and (2) different estimates ASMI could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on ASMI’s financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. ASMI bases its estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as ASMI’s operating environment changes. These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known. In addition, management is periodically faced with uncertainties, the outcomes of which are not within its control and will not be known for prolonged periods of time. These uncertainties include those discussed in, Item 3D, “Risk Factors.” Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that ASMI’s consolidated financial statements are fairly stated in accordance with USGAAP, and provide a meaningful presentation of ASMI’s financial condition and results of operations.

Analysis of specific sensitivity to changes of estimates and assumptions are included in the notes to the financial statement.

Management believes that the following are critical accounting policies:

Revenue Recognition

ASMI recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is probable. Each sale arrangement may contain commercial terms that differ from other arrangements. In addition, we frequently enter into contracts that contain multiple deliverables. Judgment is required to properly identify the accounting units of the multiple deliverable transactions and to determine the manner in which revenue should be allocated among the accounting units. Moreover, judgment is used in interpreting the commercial terms and determining when all criteria of revenue recognition have been met in order for revenue recognition to occur in the appropriate accounting period. While changes in the allocation of the estimated sales price between the units of accounting will not affect the amount of total revenue recognized for a particular sales arrangement, any material changes in these allocations could impact the timing of revenue recognition.

In 2009, the Financial Accounting Standards Board issued amended revenue recognition guidance for arrangements with multiple deliverables and certain software sold with tangible products. This new guidance eliminates the residual method of revenue recognition and allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific evidence or third party evidence is unavailable. ASMI implemented this guidance beginning in the first quarter of 2011 for transactions that were initiated or materially modified during 2011. The implementation of the new guidance had an insignificant impact on reported net sales as compared to net sales under previous guidance, as the new guidance did not change the units of accounting within sales arrangements and the elimination of the residual method for the allocation of arrangement consideration had an inconsequential impact on the amount and timing of reported net sales.

A major portion of our revenue is derived from contractual arrangements with customers that have multiple deliverables, such as equipment and installation. For each of the specified deliverables ASMI determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). For transactions entered into, or materially modified, as of January 1, 2011, when the Company is unable to establish relative selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. At December 31, 2010 and December 31, 2011 we have deferred revenues from installations in the amount of €4.4 million and €6.3 million respectively.

Our Front-end sales frequently involve sales of complex equipment, which may include customer-specific criteria, sales to new customers or sales of equipment with new technology. For each sale, the decision whether to recognize revenue is, in addition to shipment and factory acceptance, based on: the contractual agreement with a customer; the experience with a particular customer; the technology and the number of similarly configured equipment previously delivered. Based on these criteria we may decide to defer revenue until completion of installation at the customer’s site and obtaining final acceptance from the customer. At December 31, 2010 and December 31, 2011 we had no deferred revenue from sales of equipment.

Warranty

We provide maintenance on our systems during the warranty period, usually one to two years. Costs of warranty include the cost of labor, material and related overhead necessary to repair a product during the warranty period. For the front-end business and the SMT business we accrue for the estimated cost of the warranty on products shipped in a provision for warranty, upon recognition of the sale of the product. The costs are estimated based on actual historical expenses incurred and on estimated future expenses related to current sales, and are updated periodically. Actual warranty costs are charged against the provision for warranty. The actual warranty costs may differ from estimated warranty costs, as a result of which we adjust our provision for warranty accordingly. Future warranty costs may exceed our estimates, which could result in an increase of our cost of sales.

Business combinations

ASC Topic 805 (“Business Combinations”) requires that companies record acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value is recorded as goodwill. Purchased intangibles with definite lives are amortized over their respective useful lives. When a bargain purchase incurs, which is the case when the fair value of the acquired business exceeds the purchase price, this surplus in fair value is recognized as a gain from bargain purchase.

Long-lived assets

Long-lived assets include goodwill, other intangible assets and property, plant and equipment.

Goodwill is tested for impairment annually on December 31 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Our Front-end impairment test and the determination of the fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Our Back-end impairment test is based on the market value of the listed shares of ASMPT. The material assumptions used by management for the annual impairment test performed per December 31, 2011 were:

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

•

A discount rate of 20.5% ( unchanged from 2010) representing the pre-tax weighted average cost of capital. This relatively high rate is a consequence of the current situation whereby certain production lines are in the early phase of the product lifecycle, hence reflecting a higher risk.

•	For Back-end the market value of the listed shares of ASMPT on the Hong Kong Stock exchange has been used in our analysis.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting units substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2011.

The calculation of fair value involves certain management judgments and was based on our best estimates and projections at the time of our review. The value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time. At December 31, 2011, a decrease in estimated cash flows of 10% and an increase of 10% of the discount rate used in calculating the fair value would not result in an impairment of the carrying value of goodwill.

Other intangible assets and property, plant and equipment are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. Our cash flow estimates used include certain management judgments and were based on our best estimates and projections at the time of our review, and may be different if other assumptions are used. In future periods, however, we may be required to record impairment losses, which may significantly affect our results of operations at that time. At December 31, 2011, a decrease in estimated cash flows of 10% would not result in an impairment of the carrying value of long-lived assets.

Allowance for doubtful accounts

ASMI maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. This allowance is based on historical experience, credit evaluations, specific customer collection history and any customer-specific issues ASMI has identified. Changes in circumstances, such as an unexpected material adverse change in a major customer’s ability to meet its financial obligation to ASMI or its payment trends, may require us to further adjust our estimates of the recoverability of amounts due to ASMI, which could have a material adverse effect on ASMI’s financial condition and results of operations. At December 31, 2011 the allowance for doubtful accounts amounted to €7.6 million, which is 2.3% of our total accounts receivable.

Inventories

Inventories are stated at the lower of cost (first-in, first out method) or market value. Inventory in the newly acquired SEAS business is generally determined on the basis of an average method. Costs include net prices paid for materials purchased, charges for freight and custom duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsellable inventory and are reviewed on a quarterly basis.

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

At December 31, 2011 our allowance for inventory obsolescence amounted to €59.0 million, which is 13.5% of our total inventory. If circumstances related to our inventories change, our estimate of the values of inventories could materially change. At December 31, 2011, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of €43 million.

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

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and 2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement, and for 2011 this revaluation at fair value resulted in a loss of €4.4 million (2010: loss €19.0 million). For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares into which they can be converted are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2011 this accretion interest was €4.4 million (2010: €6.0 million).

Share-based compensation expenses

The cost relating to employee stock options is measured at fair value on the grant date. The grant-date fair value of stock options is determined using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on a euro government bond with a life equal to the expected life of the options.

	December 31,
	2010	2011
Expected life (years)	5 – 10	7
Risk free interest rate	2.8%	3.51%
Dividend yield	—	0.32%
Expected volatility	45.6%	40.90%

Income Taxes

We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. We have established a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will not be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2011, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of €76.5 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2011 is not realizable, this would result in an additional valuation allowance and an income tax expense of €0.7 million.

Consistent with the provisions of ASC 740, as of December 31,2011, ASMI has a liability of unrecognized tax benefits of €21.7 million (2010: €20.1 million). A reconciliation of the beginning balance at January 1, 2011 and the ending balance at December 31, 2011 of the liability for unrecognized tax benefits is as follows:

(euro millions)
Balance January 1, 2011	20.1
Gross increases—tax positions in current year	1.0
Foreign currency translation effect	0.7

Balance December 31, 2011	21.7

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs. We estimate that no interest and penalties are related to these unrecognized tax benefits. Unrecognized tax benefits of €21.749 would, if recognized, impact the Company’s effective tax rate. The Company provided for the full amount of €21.749 to mitigate possible impact in case of an unfavorable outcome.

The calculation of our tax positions involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. Settlement of uncertain tax positions in a manner inconsistent with our estimates could have a material impact on our earnings, financial position and cash flows.

Results of Operations

The following table shows certain Consolidated Statement of Operations data as a percentage of net sales for our Front-end and Back-end segments for the years 2009, 2010 and 2011:

	Year ended December 31,
	Front-end			Back-end			Total
	2009	2010	2011	2009	2010	2011	2009	2010	2011
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(94.6)	(60.9)	(62.2)	(59.8)	(53.2)	(66.2)	(69.3)	(55.1)	(65.0)
Gross profit	5.4	39.1	37.8	40.2	46.8	33.8	30.7	44.9	35.0
Selling, general and administrative expenses	(36.5)	(17.2)	(13.4)	(11.5)	(8.6)	(9.7)	(18.2)	(10.7)	(10.7)
Research and development expenses	(21.5)	(12.5)	(10.7)	(6.6)	(4.6)	(6.9)	(10.6)	(6.4)	(7.9)
Amortization of other intangible assets	(0.2)	(0.1)	—	—	—	(0.1)	(0.1)	—	(0.1)
Impairment of PP&E	—	—	—	—	—	(0.7)	—	—	(0.5)
Gain bargain purchase	—	—	—	—	—	9.3	—	—	6.6
Restructuring expenses	(22.3)	(3.8)	—	—	—	—	(6.0)	(0.9)	—

Earnings (loss) from operations	(75.0)	5.4	13.7	22.1	33.6	25.9	(4.3)	26.9	22.5
Net interest income (expense)	(5.0)	(5.1)	(2.7)	0.1	0.1	0.1	(1.3)	(1.2)	(0.6)
Accretion of interest convertible	(2.7)	(2.1)	(1.0)	—	—	—	(0.7)	(0.5)	(0.3)
Revaluation conversion option	(15.2)	(6.5)	(1.0)	—	—	—	(4.1)	(1.6)	(0.3)
Gain (expense) resulting from early extinguishment of debt	(1.1)	(1.2)	(0.2)	—	—	—	(0.3)	(0.3)	(0.0)
Foreign currency exchange gains (losses)	(0.4)	(0.6)	1.8	(0.1)	0.2	(0.2)	(0.2)	—	0.3

Earnings (loss) before income taxes and dilution	(99.4)	(10.1)	10.8	22.1	33.9	25.7	(10.9)	23.3	21.6
Income tax income / (expense)	4.9	(2.1)	(1.0)	(2.7)	(4.0)	(2.7)	(0.6)	(3.5)	(2.2)

Net earnings (loss)	(94.5)%	(12.2)%	9.8%	19.4%	29.9%	23.0%	(11.6)%	19.8%	19.4%

Allocation of net earnings (loss)
Shareholders of the parent							(18.3)%	9.0%	11.4%
Minority interest							6.7%	10.8%	7.9%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	% Change
Front-end	293.4	456.1	55%
Back-end
-Excluding ASM AS (comparable)	929.5	734.4	(21)%
-ASM AS	—	443.8	n/a

Back-end total	929.5	1,178.3	27%
ASMI consolidated	1,222.9	1,634.3	34%

The increase of net sales in the full year 2011 in our Front-end segment compared to last year was driven by increased equipment and higher spares and service sales amongst others due to strong inroads made with enabling new technologies in (PE)ALD and as a result of increased activity at our customers. In our Back-end segment record sales were realized due to the acquisition of SEAS (ASMAS).

The impact of currency changes year-over-year was a decrease of 5%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	Gross profit		Gross profit margin		Increase or (decrease) percentage points
	2010	2011	2010	2011
Front-end	114.6	172.3	39.1%	37.8%	(1.3)pt
Back-end
-Excluding ASM AS (comparable)	435.0	284.5	46.8%	38.7%	(8.1)pt
-ASM AS	—	113.8	n/a	25.6%	n/a

Back-end total	435.0	398.3	46.8%	33.8%	(13.0)pt

ASMI consolidated	549.6	570.6	44.9%	34.9%	(10.0)pt

The decrease of the gross margin in our Front-end segment compared to the same period last year is mainly attributable to the product mix differences. The gross profit margin in the Back-end segment decreased due to mix differences between equipment and lead frame sales, the increase in raw material prices for its lead frame business, the acquisition of the AS business with its lower gross margin, and the lower trading in the course of 2011.

Business combination accounting rules require us to account for inventories assumed from our acquisitions at their fair values. The revaluation of the acquired inventories increased both cost of sales and the gain on bargain purchase with €11.5 million.

The impact of currency changes year to year was a decrease of 5%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	% Change
Front-end	51.0	61.2	20%
Back-end
-Excluding ASM AS (comparable)	79.9	76.5	(4)%
-ASM AS	—	35.0	n/a
-Acquisition related transaction costs	—	2.4	n/a

Back-end total	79.9	113.8	42%
ASMI consolidated	131.0	175.0	34%

As a percentage of net sales, selling, general and administrative expenses were 11% in the full year of 2011, flat compared to the same period of 2010.

For the full year of 2011 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, were reduced to 13% compared with 17% for the full year of 2010. On a comparable base- excluding the AS business- for the period under review the selling, general and administrative expenses in the Back-end segment as a percentage of net sales increased from 9% in 2010 to 10% in 2011.

The impact of currency changes year to year was a decrease of 4%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	% Change
Front-end	36.5	48.5	33%
Back-end
-Excluding ASM AS (comparable)	42.3	43.3	3%
-ASM AS	—	37.5	n/a

Back-end total	42.3	80.9	91%
ASMI consolidated	78.8	129.4	64%

As a percentage of net sales, research and development expenses were 8% in the full year of 2011, an increase of 1%-point compared to the same period of 2010.

The impact of currency changes year to year was a decrease of 4%.

Impairment charge property, plant and equipment. In 2011 the Company recorded an impairment charge of €8,038 related to machinery and equipment. The Company impaired certain items of property, plant and equipment related to the Back-end lead frame business. The impairment loss was recognized based on the difference between the carrying value and the fair value of the relevant assets.

Gain on bargain purchase. On 7 January 2011, ASMPT acquired the entire equity interest of 13 direct and indirect subsidiaries of Siemens Aktiengesellschaft (“SEAS Entities”). We recognized a gain of €109.3 million on the bargain purchase representing the excess of the net fair value of the identifiable assets acquired and the liabilities assumed over the aggregate of the consideration transferred.

The gain on bargain purchase of €109 million was recognized upon completion of the acquisition of the SEAS entities. The gain on bargain purchase was mainly attributable to depressed market value of the acquired business because of years of losses due to challenging economic environment and the bad global economic environment during the period of negotiation of the acquisition.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	Change
Front-end
Excluding impairments and restructuring	27.1	62.6	35.5
- Restructuring	(11.2)	—	11.2

Including impairments and restructuring	15.9	62.6	46.7
Back-end
Comparable	312.8	164.8	(148.0)
-ASM AS	—	41.3	41.3
-Impairments	—	(8.0)	(8.0)
-Gain bargain purchase SEAS	—	109.3	109.3
-Acquisition related transaction cost	—	(2.4)	(2.4)

Back-end total	312.8	304.9	(7.9)

ASMI consolidated	328.6	367.5	38.9

The impact of currency changes year to year was a decrease of 6%.

Net Interest Expense. Net interest expense amounted to €10.6 million in 2011 compared to the net interest expense of €14.5 million in 2010. This decrease in net interest expenses mainly resulted from a lower average debt in 2011.

Accretion interest expense convertible notes. Both our convertible bonds due 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2011 this accretion interest was €4.4 million (2010; €6.0 million).

Revaluation conversion option. All convertible bonds include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2011 was denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement, for 2011, until early redemption in February 2011, this revaluation at fair value resulted in a loss of €4.4 million (2010: €19.0 million).

For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares in which they can be converted to are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

Loss resulting from early extinguishment of debt. On January 3, 2011 we announced the redemption for all outstanding principal balance of our 4.25% Convertible Subordinated Notes due 2011, which resulted in the conversion of almost all remaining notes prior to the redemption date. The loss from the early extinguishment of the notes of €824, which includes the write-off of unamortized issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2011.

In 2010 US$ 56.5 million convertible subordinated notes have been repurchased for a market value of US$ 74.6 million. The loss from the early extinguishment of the notes of €3,609, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2010.

Income Tax Expense. Income tax expense decreased from €43 million in 2010 to €37 million in 2011, resulting from the balance of an increase of result before tax in 2011 and a release of certain valuation allowances.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the full year, 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	Change
Front-end
-Excluding special items	(1.8)	49.7	51.6
-Restructuring charges	(11.2)	—	11.2
-Loss from early extinguishment of debt	(3.6)	(0.8)	2.8
-Fair value change conversion options	(19.0)	(4.4)	14.7

-Special items	(33.8)	(5.2)	28.6
-Including special items	(35.7)	44.5	80.2
Back-end
-Excluding special items	146.3	89.4	(56.9)
-Impairments	—	(4.2)	(4.2)
-Gain bargain purchase SEAS	—	57.0	57.0

-Special items	—	52.8	52.8
-Including special items	146.3	142.2	(4.1)

ASMI consolidated, total earnings1)	110.6	186.8	76.1

1)	Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.17% ownership of ASM Pacific Technology.

Subsequent events. On February 27 2012 one of our customers, Elpida Memory Inc (“Elpida”), filed for bankruptcy protection in Japan. As per 31 December, 2011, we had a total outstanding amount on Elpida of 362 million Yen (equivalent to €3.6 million) while about 65 million Yen (€0,6 million) was collected in January 2012 and also have a secured claim for the unpaid amount of the delivered equipment under Japanese Law. On March 23, 2012 the Tokyo District Court made the order to commence corporate reorganization proceedings and appointed Trustees to Elpida. Given such uncertainty, any loss on the outstanding receivable is not yet determinable and ASMI will evaluate the impact (if any) of such proceedings as soon as they become available.

Information regarding the hedging of foreign currency net investments is provided in Item 11, and is incorporated herein by reference.

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

In 2009, as a result of the current prolonged contraction in the market and strategic focus of certain of our product configurations a write down of inventories was recorded of €24.2 million.

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

The decrease in research and development expense as a percentage of sales, in both our Front-end and Back-end segment, is the result of a further prioritization of research and development projects in combination with a substantial sales increase. In the course of 2010 we saw an increase in the absolute amount of development costs driven by those higher activity levels and related customer specific development activities.

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

•	The leveraging of research and development and our product portfolio by reprioritization of strategic programs in order to maximize their potential.

The following table summarizes the aggregated restructuring expenses by type:

	Year ended December 31,
	2008	2009	2010
Employee related expenses	—	19,437	4,534
Contract termination related expenses	—	2,799	779
Impairment charges	7,068	4,623	—
Transition expenses	—	4,366	3,806
Expenses buy out RTP	—	3,940	—
Other expenses	—	522	2,082

Total restructuring expenses	7,068	35.687	11,201

Related to these execution plans, an amount of €11.2 million in restructuring expenses was recorded for of 2010. These expenses were mainly costs for severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore.

Related to these execution plans, an amount of €35.7 million in restructuring expenses was recorded in 2009. These charges include:

•

Employee related expenses of €19.4 million. Included are unconditional one-time termination benefits of €15.8 million, conditional one-time termination benefits subject to the final termination date of €1.7 million and other employee related expenses of €1.9 million.

•

Contract termination related expenses of €2.8 million. These expenses mainly relate to operational lease contracts and include both the valuating of the onerous contracts at fair value, the decommissioning expenses and impairments of leasehold improvements.

•

Impairment charges of €4.6 million mainly related to machinery and equipment. We impaired certain demo tools which were as a result of the strategic reorientation determined end of life. The impairment charges were determined based on the difference between the asset’s estimated fair value and their carrying amount.

•

Expenses of €4.4 million resulting from the transition of our global Front-end manufacturing operations from Europe, the United States and Japan, into our Front-end manufacturing operations in Singapore.

•	Expenses of €3.9 million related to the management buy-out of our RTP.

•	Other expenses of €0.6 million.

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

Net Interest Expense. Net interest expense amounted to €14.5 million in 2010 compared to the net interest expense of €7.5 million in 2009. This increase in net interest expenses mainly resulted from a higher average debt , higher interest rates and a strengthening of the USD in 2010 against the Euro.

Accretion interest expense convertible notes. Both our convertible bonds due 2010, 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2010 this accretion interest was €6.0 million (2009; €4.3 million).

Revaluation conversion option. All convertible bonds include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2010 and 2011 the accounting is different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2010 and 2011 are denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement, for 2010 this revaluation at fair value resulted in a loss of €19.0 million (2009: €24.4 million).

For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares in which they can be converted to are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

Gain (expense) resulting from early extinguishment of debt. In 2010 US$ 56.5 million convertible subordinated notes have been repurchased for a market value of US$ 74.6 million. The loss from the early extinguishment of the notes of €3,609, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2010.

In 2009 US$ 4.0 million 5.25% convertible subordinated notes due 2010 and US$ 26.3 million 4.25% convertible subordinated notes due 2011 were repurchased for a market value of US$ 38.9 million. The loss from the early extinguishment of the notes of €1.8 million, which includes the write-off of unamortized issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

Income Tax Expense. Income tax expense increased from €3.8 million in 2009 to €42.9 million in 2010, resulting from the increase of result before tax in 2010.

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

Information regarding the hedging of foreign currency net investments is provided in Item 11, and is incorporated herein by reference.

B. Liquidity and Capital Resources

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

Cash flow

Net cash provided by operations in 2011 was €217 million as compared to €260 million for 2010. This decrease results mainly from investments in working capital and higher tax payments, partly offset by improved net earnings. Net cash used in investing activities in 2011 of €80 million was lower compared to €101 million for 2010. Net cash used in financing activities in 2011 was €79 million compared to €123 million for the same period in 2010.

Debt

In May 2010 the remaining outstanding US$ 16.9 million of our 5.25% Convertible bonds due 2010 were converted into common shares. In January, July and December 2010 respectively US$ 39.4 million, US$ 7.2 million and US$ 9.9 million of our 4.25% Convertible bonds due 2010 were repurchased. In January , 2011 we announced the redemption for all of the outstanding principal balance of our 4.25%

Convertible Subordinated Notes due 2011, which resulted in the conversion of all remaining notes prior to the redemption date scheduled for February 15, 2011.

In July 2011 we finalized the increase and extension of ASMI’s existing standby revolving credit facility. The credit commitment was increased from €90 million to €150 million and the maturity date was extended from 1 November 2012 until July 31 2014. In the event all outstanding convertible bonds due 6 November 2014 are converted, repaid or replaced prior to 30 June 2014, the maturity date will be 31 July 2015. As per December 31, 2011 the amount outstanding of the 6.5% Convertible Subordinated Loan (due 2014) is €150 million. As a result of the dividend paid in 2011 the conversion rated decreased from €17.06 to €16.85.

See notes 4, 5, 14, 17, 18 and 23 to our consolidated financial statements for discussion of our funding, treasury policies and our long-term debt.

Liquidity

At December 31, 2011, the Company’s principal sources of liquidity consisted of €390 million in cash and cash equivalents and €249 million in undrawn bank lines. Approximately €162 million of the cash and cash equivalents and €92 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. €20 million of the cash and cash equivalents and €7 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

For the most part, our cash and cash equivalents are not guaranteed by any governmental agency. We place our cash and cash equivalents with high quality financial institutions to limit our credit risk exposure.

The net cash of ASMI, excluding Back-end, at December 31, 2011 was €65 million (2010; net debt €73 million). This net cash position is the balance of €228 million cash and €163 million debt. The debt of €163 million consists of €135 million convertible debt and €28 million other debt. Furthermore, ASMI, excluding Back-end, has useable undrawn credit lines of €150 million.

Working capital

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from €293 million December 31, 2010 to €407 million at December 31, 2011. The number of outstanding days of working capital, measured based on quarterly sales, increased from 76 days at December 31, 2010 to 106 days at December 31, 2011. For the same period, our Front-end segment increased from 93 days to 100 days and our Back-end segment increased from 70 days to 109 days.

Pension plans

The Company’s employees of the Front-end segment in the Netherlands, approximately 170 FTE, participate in a multi-employer union plan ,”Bedrijfstakpensioenfonds Metalektro”, (“PME”) determined in accordance with the collective bargaining agreements effective for the industry in which ASMI operates. This collective bargaining agreement has no expiration date. This multiemployer union plan covers approximately 1,220 companies and 130,000 contributing members. ASMI’s contribution to the multiemployer union plan is less than 5.0% of the total contribution to the plan as per the annual report for the year ended December 31, 2010. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multiemployer union plan must be monitored against specific criteria, including the coverage ratio of the plan assets to its obligations. This coverage ratio must exceed 104.3% for the total plan. Every company participating in a Dutch multiemployer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multiemployer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

ASMI’s net periodic pension cost for this multiemployer union plan for any period is the amount of the required contribution for that period. A contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because each entity that participates in a multiemployer union plan shares in the actuarial risks of every other participating entity or any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate

The coverage ratio of the multiemployer union plan decreased to 90.0% as of December 31, 2011 (December 31, 2010: 96.0%). Because of the low coverage ratio PME prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank, the Dutch central bank, which is the supervisor of all pension companies in the Netherlands. Due to the low coverage ratio and according the obligation of the “Recovery Plan” the pension premium percentage will increase from 23.0% in 2011 to 24.0% in 2012. The coverage ratio is calculated by dividing the plan assets by the total sum of pension liabilities and is based on actual market interest.

ASMPT

Our Back-end segment, which is conducted through ASM Pacific Technology, our 52.17%-owned subsidiary, is entirely self-financed and at December 31, 2011 had no long-term debt. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our Front-end segment due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASM Pacific Technology common shares are listed.

We historically relied on dividends from ASM Pacific Technology for a portion of our cash flow for use in our Front-end operations. Cash dividends received from ASM Pacific Technology during 2009, 2010 and 2011 were €21.4 million, €65.6 million and €86.9 million, respectively. In November 2006, we announced our commitment that for at least the next three years we would not use these cash dividends to support our Front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, pay dividends on our common shares or, in the event of dilution resulting from the exercise of employee stock options in ASM Pacific Technology, purchase shares of ASM Pacific Technology to maintain our percentage ownership at its current level.

At our Annual General Meeting of Shareholders in May 2010 we decided to extend this policy for at least the years 2010 and 2011.

The following table shows the dividends received from ASM Pacific Technology and the use of those dividends within the Front-end business:

(EUR millions)	Dividends received from ASM Pacific Technology	Repurchased common shares of ASM International	Repurchased Convertible bonds	Dividend paid to shareholders of ASM International	Balance of dividends received
2007	49.1	—	(32.9)	(5.4)	10.8
2008	49.1	(36.5)	(27.1)	—	(14.5)
2009	21.4	—	(27.0)	—	(5.6)
2010	65.6	—	(55.8)	—	9.8
2011	86.9	—	—	(22.1)	64.8

Total	272.1	(36.5)	(142.8)	(27.5)	65.3

Although certain directors of ASM Pacific Technology are directors of ASM International, ASM Pacific Technology is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASM Pacific Technology at the end of 2011 was approximately €1,799 million. At the end of 2010 this was approximately €1,962 million.

C. Research and Development, Patents and Licenses, etc.

Research and development

See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results, Operating and Financial Review and Prospects”.

Intellectual property matters

See Item 3.D. “Risk Factors, Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties; claims or litigation regarding intellectual property rights could require us to incur significant costs.” , “We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.” and Item 4.B. “Business Overview, Intellectual Property and Trademarks”.

D. Trend information

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

The following table shows the level of new orders during 2010 and 2011, and the backlog and book-to-bill ratios at December 31, 2010 and 2011:

(EUR millions, except book-to-bill ratio)	Full year
	2010	2011	% Change
Front-end:
New orders	404.8	398.3	(2)%
Backlog at December 31	162.9	105.1	(35)%
Book-to-bill ratio (new orders divided by net sales)	1.4	0.9
Back-end:
New orders	1,113.3	971.2	(13)%
Backlog at December 31	336.9	225.5	(33)%
Book-to-bill ratio (new orders divided by net sales)	1.2	0.8
Total
New orders	1,518.1	1,369.5	(10)%
Backlog at December 31	499.8	330.6	(34)%
Book-to-bill ratio (new orders divided by net sales)	1.2	0.8

Outlook

We have developed forecasts and projections of cash flows and liquidity needs for the upcoming year taking into account the current market conditions, reasonably possible changes in trading performance based on such conditions, and our ability to modify our cost structure as a result of changing economic conditions and sales levels. We have also considered in the forecasts the total cash balances amounting to €390.3 million as of December 31, 2011, available borrowings, the ability to renew debt arrangements and to access additional indebtedness and whether or not we will maintain compliance with our financial covenants. Based on this, we believe that our cash on hand at the end of 2011 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next twelve months.

E. Off-Balance Sheet Arrangements

We have contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements, including long- and short-term debt. Other contractual arrangements, such as operating lease commitments and purchase obligations, are not generally required to be recognized as liabilities on our consolidated balance sheet, but are required to be disclosed.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2011 aggregated by type of contractual obligation:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	41,456	41,456	—	—	—
Long-term debt [1,2]	20,527	4,671	15,856	—	—
Convertible subordinated debt [1]	177,625	9,750	167,875	—	—
Operating leases	78,645	21,933	27,952	16,943	11,817
Pension liabilities	9,887	92	171	209	9,415
Purchase obligations:
Purchase commitments to suppliers	174,532	170,421	4,111	—	—
Capital expenditure commitments	17,433	17,433	—	—	—
Unrecognized tax benefits (ASC 740)	21,749	21,749	—	—	—

Total contractual obligations	541,854	287,505	215,965	17,152	21,232

(1)	Including interest expense based on the percentages at the reporting date.
(2)	Capital lease obligations of €141 thousand are included in long-term debt.

For a further discussion of our contractual obligations see Notes 14, 17, 18, 21, 23 and 26 to our Consolidated Financial Statements, which are incorporated herein by reference.

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
(2)	Member of Nomination, Selection and Remuneration Committee

Gert-Jan Kramer was elected to the Supervisory Board in May 2009 and is currently Chairman of the Supervisory Board. Mr. Kramer served as President and Chief Executive Officer of Fugro N.V. for more than 20 years until his retirement in 2005. Mr. Kramer serves on the Supervisory Boards of Scheuten Solar Holding B.V. (Chairman), Damen Shipyards Group N.V. (Vice-Chairman), Fugro N.V., Bronwaterleiding Doorn, Energie Beheer Nederland B.V. Trajectum B.V. (Advisor), previously known as Mammoet, IRO (Chairman), a trade association of suppliers of the oil and gas industry in the Netherlands (till 1 January 2012), as well as Nederland Maritiem Land (till 1 January 2012) and the Advisory Board of Delft Technical University (Chairman). Furthermore, he is also on the Board of the Service Organisation of Protestant Churches in the Netherlands (Chairman), Foundation of Friends of the Pieterskerk Leiden (Chairman) and the Pieterskerk Leiden (Chairman of the Board). He also serves on the Boards of many cultural organisations, such as several museums: the Foundation Beelden aan Zee, the Frans Hals Museum and the Advisory Board of De Nieuwe Kerk / Hermitage Amsterdam. Moreover, he also serves at several orchestras: Amsterdam Sinfonietta (Chairman), the Hague Philharmonic (Chairman) and the Concertgebouw Fund Foundation.

Johan M.R. Danneels was elected a member of the Supervisory Board in May 2000. Mr. Danneels served most recently as Group Vice President of STMicroelectronics. Prior to that, he was Corporate Executive Vice President of Alcatel NV and Chief Executive Officer of Alcatel Microelectronics. He spent 25 years in Alcatel in different management functions of all major productlines. In January 2005 Mr. Danneels founded Essensium N.V., a spin-off from the research institute IMEC of which he was Chairman since 2000. Currently Mr. Danneels serves as Chief Executive Officer at Essensium. Mr. Danneels holds a Ph.D. degree in engineering from the KULeuven, Belgium and a MBA degree from Boston University.

Heinrich W. Kreutzer was elected a member of the Supervisory Board in November 2006 and was reappointed on May 20, 2010 for a period of 4 years. Mr. Kreutzer is currently on the Board of Directors of Micronas Semiconductor AG (Chairman) in Zurich, Switzerland, Micronas Semiconductor GmbH (Chairman)

in Freiburg, Germany and BKtel Communications GmbH (Chairman), Germany. He worked at several companies, including General Telephone & Electronics in Waltham, USA and Alcatel in Stuttgart, Germany. From 1999 to 2003, Mr. Kreutzer was a member of the Management Board, and was the Chief Operating Officer and Chief Technology Officer of Alcatel SEL AG. From 2004 to April 2006 he was Managing Director of Kabel Deutschland GmbH in Munich, Germany. Furthermore, Mr. Kreutzer is ‘Diplom-Ingenieur’ and ‘Diplom-Ökonom’, and studied at the Technical University of Berlin and the University of Hagen.

Jan C. Lobbezoo was elected a member of the Supervisory Board in May 2009. Mr. Lobbezoo served as Executive Vice-President and Chief Financial Officer of Royal Philips Electronics semiconductor division from 1994 until 2005. He was a member of the Board of Taiwan Semiconductor Manufacturing Company (TSMC) for 12 years until 2007, and remains its advisor, specifically in the areas of US corporate governance, international reporting and financial review. He is on the Board of FEI, a US-based nano-technology equipment company and on the Supervisory Boards of TMC Group N.V. (Chairman), Smartrac N.V. (Chairman of the Audit Committee) (till 31 May 2011), Mapper Lithography B.V. (Chairman), Mutracx B.V. (Chairman), Salland Engineering B.V. (Chairman), ALSI N.V. and Point One Innovation Fund (Chairman). Furthermore, Mr. Lobbezoo holds a master degree in Business Economics from the Erasmus University Rotterdam, the Netherlands and is a Dutch Registered Accountant.

Martin C.J. van Pernis was elected a member of the Supervisory Board in May 2010. Mr. van Pernis retired from the Siemens Group in the end of 2009. In his last position as Chairman of the Management Board of Siemens Nederland N.V. Mr. van Pernis had the responsibility of oversight of all Siemens’ activities in the Netherlands. He joined Siemens in 1971 and his working experience has been mainly in senior management positions. Furthermore, Mr. van Pernis is on the Supervisory Board of Batenburg Techniek N.V. (Chairman), Dutch Space B.V.(Chairman), which is a subsidiary of EADS, Aalberts Industries N.V., Feyenoord Rotterdam N.V., GGZ Delfland (Chairman), Vlietland Hospital (Chairman), The Hague Marketing (Chairman), The Institute of Protocol The Hague (Chairman), The Royal Institute of Engineers—KIVI NIRIA (President), Dutch-Israelian Chamber of Commerce (President) and The Platform “Vernieuwing Bouw” (President).

Ulrich H.R. Schumacher was elected a member of the Supervisory Board in May 2008. Dr. Schumacher was the CEO & President and member of the Board of Grace Semiconductor Manufacturing Corporation in Shanghai from September 2007 till September 2010. From 2004 until September 2007, Dr. Schumacher was a partner of Francisco Partners, a private equity investment company based in the U.S. From 1986 through 1999, Dr. Schumacher served in various engineering and management roles at Siemens AG and was CEO and President of Siemens Semiconductor Group from 1996 until it was spun off in 1999 by Siemens as Infineon Technologies AG. He served as President and CEO of Infineon Technologies AG until 2004. Furthermore, Mr. Schumacher studied Electrical Engineering and Business Administration at the University of Aachen, Germany, and was awarded a Doctorate of Engineering.

Charles D. (Chuck) del Prado became a member of the Management Board in May 2006 and the President and Chief Executive Officer on March 1, 2008. From January 1, 2008 until February 29, 2008, he was the Executive Vice President Front-end Operations. He was President and General Manager of ASM America from February 2003 until August 2007. In March 2001, he was appointed Director Marketing, Sales & Service of ASM Europe. From February 1996 to 2001, he held various management positions at ASML in manufacturing and sales in Taiwan and in the Netherlands. Mr. Del Prado worked at IBM Nederland N.V. from 1989 to 1996 in several marketing and sales positions. Furthermore, Mr. Del Prado received a Master of Science degree in Industrial Engineering and Technology Management from the University of Twente, the Netherlands.

Peter A.M. van Bommel became a member of the Management Board per July 1, 2010 and Chief Financial Officer on September 1, 2010. Mr Van Bommel has more than twenty years of experience in the electronics and semiconductor industry. He spent most of his career at Philips, which he joined in 1979. From the mid-1990s until 2005 he acted as CFO of several business units of the Philips group. Between 2006 and 2008 he was CFO at NXP (formerly Philips Semiconductors) and was CFO of Odersun AG, a manufacturer of thin-film solar cells and modules until August 31, 2010. Furthermore Mr. Van Bommel holds a Master’s degree in economics from the Erasmus University Rotterdam, the Netherlands.

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

B. Compensation.

For information regarding remuneration of members of our Management Board and Supervisory Board, see Note 30 to our Consolidated Financial Statements, which is incorporated herein by reference.

For further information regarding remuneration of members of our Management Board, see our Remuneration Policy and Remuneration Reports, which are posted on our website (www.asm.com).

We have granted stock options to certain key employees. For information regarding such options see Note 20 to our Consolidated Financial Statements, which is incorporated herein by reference.

C. Board practices.

Under Netherlands law, the Supervisory Board has the duty to supervise and advise the Management Board. Persons nominated by the Supervisory Board to be appointed by the shareholders to the Supervisory Board are elected if they receive a majority of the votes cast at a meeting of shareholders. Nominees to the Supervisory Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at a meeting, which affirmative votes represent at least one third of our issued capital. A resolution to remove a member of the Supervisory Board, other than in accordance with a proposal of the Supervisory Board, shall require the affirmative vote of a majority of the votes cast, which affirmative votes represent at least one third our issued capital. The Supervisory Board members serve a four year term and may be re-elected after each term. The Supervisory Board members may be re-elected twice.

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

D. Employees.

As of December 31, 2011, we had 16,194 employees, including 1,385 employees primarily involved in research and development activities, 674 in marketing and sales, 1,594 in customer service, 922 in finance and administration, and 11,619 in manufacturing.

The following table lists the total number of our employees and the number of our employees in our Front-end and Back-end business at the dates indicated, exclusive of temporary workers:

Geographic Location	December 31, 2009			December 31, 2010			December 31, 2011
	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total
Europe
The Netherlands	193	8	201	148	10	158	165	9	174
EMEA	132	5	137	136	5	141	157	883	1,040
United States	353	11	364	361	10	371	457	87	544
Japan	206	22	228	180	21	201	182	21	203
Southeast Asia	410	10,727	11,137	625	15,203	15,828	670	13,563	14,233

Total	1,294	10,773	12,067	1,450	15,249	16,699	1,631	14,563	16,194

Our Netherlands operations, which employed 172 persons as of February 29, 2012, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good.

E. Share ownership.

Information with respect to shares and options held by members of our Supervisory Board and Management Board is included in Item 7, “Major Shareholders and Related Party Transactions” and Notes 30 and 31 to our Consolidated Financial Statements, which are incorporated herein by reference. With the exception of Chuck del Prado, as of February 29, 2012, none of the members of our Supervisory Board or Management Board owned beneficially more than 1% of our outstanding common shares.

We maintain various stock option plans for the benefit of our employees. For information about our stock option plans, see Note 20 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the ownership of our common shares as of February 29, 2012 by each beneficial owner known to us of more than 5% of our common shares:

	Number of Shares	Percent [1]
Arthur H. del Prado [2]	11,346,323	20.48

(1)	Calculated on the basis of 55,414,160 Common Shares outstanding as of February 29, 2012, and without regard to options.
(2)	Includes 3,039 common shares owned by Stichting Administratiekantoor ASMI, a trust controlled by Arthur H. del Prado and 713,000 common shares beneficially owned by Chuck D. del Prado, Arthur H. del Prado’s son.

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

On May 14, 2008, Stichting exercised its right to acquire preferred shares in the Company and acquired 21,985 preferred shares representing 21,985,000 votes, which constituted 29.9% of the total voting power of our outstanding capital stock as of May 14, 2008. Stichting paid € 219,850, which constituted one-fourth of the nominal value of the preferred shares acquired, in accordance with the option agreement. This amount was paid by Stichting using an existing credit line. On May 14, 2009, the Annual Meeting of Shareholders resolved to cancel the outstanding preferred shares and to reissue an option to Stichting Continuïteit to acquire preferred shares.

During 2008, two ASMI shareholders requested the Dutch Enterprise Court to investigate certain matters in relation to the issuance of preferred shares to Stichting. In August 2009, the Enterprise Court ordered an inquiry in respect of the affairs of the Company. In July 2010, the Dutch Supreme Court annulled the order of the Enterprise Court and remanded the decision to the Enterprise Court to consider certain observations of the Supreme Court. The Enterprise Court dismissed the inquiry in June 2011, and the plaintiffs appealed the dismissal ruling to the Dutch Supreme Court. The Dutch Supreme Court has not yet rendered a new decision.

Except as described above regarding Stichting, we are unaware of any arrangement which we anticipate will result in a change in control of ASM International. All shares of our common stock (including shares held by major shareholders) entitle the holder to the same voting rights. Our preferred shares entitle the holder to 1,000 votes per share.

Of our 55,414,160 outstanding common shares at February 29, 2012, 2,142,039 are registered with us in the Netherlands, 45,313,788 are registered with our transfer agent in the Netherlands, ABN AMRO Bank N.V., and 7,958,333 are registered with our transfer agent in the United States, Citibank, N.A., New York. Our common shares registered with Citibank, N.A., New York are listed on the NASDAQ Global Select Market under the symbol “ASMI.” As of February 29, 2012 there were approximately 150 record holders of our common shares registered with Citibank. The common shares registered with ABN AMRO Bank N.V., are in bearer form and are traded on Euronext Amsterdam under the symbol “ASM.”

B. Related party transactions.

For information regarding related party transactions, see Note 31 to our Consolidated Financial Statements, which is incorporated herein by reference.

C. Interest of Experts & Counsel.

Not applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

Consolidated financial statements

See Item 18, “Financial Statements.”

Legal proceedings

See Item 4.B., “Business Overview” and Note 22 to our Consolidated Financial Statements, which is incorporated herein by reference. See also Item 3.D, “Risk Factors—We are subject to various legal proceedings and claims, the outcomes of which are uncertain. If we fail to accurately evaluate the probability of loss or the amount of possible losses, an adverse outcome may materially and adversely affect our financial condition and results of operations.”

Dividend policy

ASMI aims, as part of its financing policy, to pay a sustainable annual dividend. Annually the Supervisory Board, upon proposal of the Management Board, will assess the amount of dividend that will be proposed to the Annual General Meeting of Shareholders. The decision that a dividend be proposed to the Annual General Meeting of Shareholders will be subject to the availability of distributable profits as well as retained earnings and may be affected by our potential future funding requirements. Accordingly, dividend payments may fluctuate and could decline or be omitted in any year.

In 2007, we paid an interim dividend of €0.10 per common share. We did not pay dividends in 2008, 2009, 2010 and in any year prior to 2007. In 2011, we paid a dividend of €0.40 per common share. In 2012 we intend to propose to the forthcoming Annual General Meeting of Shareholders to declare a dividend of €0.50 per share.

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

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Global Select Market and the high and low closing prices as reported on Euronext Amsterdam:

Price Range of Common Shares

	NASDAQ Closing Prices		Euronext Closing Prices
	High	Low	High	Low
Annual Information
2007	$30.32	$20.94	€21.08	€15.08
2008	32.66	6.60	20.96	5.00
2009	25.75	6.30	17.80	4.92
2010	35.09	19.10	26.50	15.32
2011	44.60	22.23	31.68	16.01

Quarterly Information
2010:
First Quarter	$26.90	$20.98	€20.30	€15.33
Second Quarter	28.81	19.10	21.45	15.32
Third Quarter	26.31	19.37	19.98	15.48
Fourth Quarter	35.09	23.28	26.50	17.25

2011:
First Quarter	$41.64	$33.72	€30.66	€24.99
Second Quarter	44.60	35.84	31.68	25.02
Third Quarter	40.87	22.23	28.18	16.01
Fourth Quarter	30.94	22.67	22.76	16.78

Monthly Information
September 2011	$26.68	$23.47	€19.30	€17.02
October 2011	30.94	22.67	21.80	16.78
November 2011	30.62	24.20	21.94	18.45
December 2011	29.33	26.14	22.76	19.98
January 2012	34.94	29.39	26.68	22.64
February 2012	38.33	33.94	29.11	25.70

(1)	Through February 29, 2012.

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

The information required by Item 10.B. is incorporated by reference to Exhibit 1.1 in our Form 20-F filed with the United States Securities and Exchange Commission on March 16, 2007 and the Form 6-K filed on April 30, 2007. Our current Articles of Association are filed as Exhibit 1.1 in our Form 20-F filed on March 25, 2011.

C. Material contracts.

We entered into a trust deed on November 6, 2009 with Citicorp Trustee Company Limited as trustee, under which we issued € 150 million aggregate principal amount of 6.5% senior unsecured convertible bonds due 6 November 2014. The terms of the bonds issued under the trust deed are summarized in Note 18 to our consolidated financial statements, which summary is incorporated herein by reference. A copy of the trust deed was filed as Exhibit 2.1 to our Form 20-F filed March 26, 2010.

As discussed in Item 4, ASMPT acquired the SEAS business from Siemens AG. In January 2011 nominal consideration was paid by ASMPT to Siemens for the business as well as certain loan and equity commitments were made by ASMPT to fund the ongoing acquired business. A copy of the acquisition agreement was filed as Exhibit 4.13 to our Form 20-F filed on March 26, 2011.

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

E. Taxation

Summary of Dutch Tax Provisions Applicable to Nonresident Shareholders with a particular focus on U.S. Shareholders

The statements below briefly summarize the current Dutch tax laws, based on the laws as in force at January 1, 2012. The description is limited to the tax implications for shareholders who neither are nor are deemed to be a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to holders of special classes of shares and should not be interpreted as extending by implication to matters not specifically referred to in this document. As to individual tax consequences, shareholders are advised to consult their own tax advisors.

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

•

the par value of ordinary shares issued to a holder of ordinary shares or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, which is recognized as such for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayments of paid-in capital, which is recognized as such for Dutch dividend withholding tax purposes, to the extent there are net profits (zuivere winst). Exception to this rule may apply in case the general meeting of our shareholders has decided in advance to make such repayment and the par value of the ordinary shares concerned has been reduced by an amount equal to the repayment by way of an amendment to the articles of association.

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

If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds common shares, the tax treatment of a partner in that partnership generally will depend upon the status and tax residency of the partner and the activities of the partnership. Partners in a partnership that holds common shares are urged to consult their own tax advisor regarding the specific tax consequences of the owning and disposing of such common shares by the partnership.

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

If we repurchase our common shares, the repurchase may qualify to be treated as a sale or exchange of the common shares subject to the rules discussed above. However, under certain circumstances as provided in Section 302 of the Internal Revenue Code, the repurchase may be treated fully or partially as a dividend taxable as described below under “Taxation of Distributions.” U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of our repurchase of their common shares.

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

Dividends received by a U.S. Holder generally will be taxed at ordinary income rates. However, certain dividends received by individuals through taxable years beginning on or before December 31, 2012, may qualify to be taxed at capital gain rates (15% or less), provided (i) the recipient has held the underlying stock for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and (ii) the dividends are received from a “qualified foreign corporation.” A non-U.S. corporation (other than a non-U.S. corporation treated as a passive foreign investment company in the taxable year in which the dividend is paid, or the preceding taxable year) generally will be considered to be a “qualified foreign corporation” if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the

United States or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. We believe that we are, and will continue to be, a “qualified foreign corporation.” Individual U.S. Holders should consult their tax advisors regarding the impact of distributions paid with respect to their common shares in light of their particular situations.

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

There are two principal classes (passive and general) of income for purposes of calculating foreign tax credit limitations. Dividends will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Gain from a sale, exchange or other disposition of our common shares by a U.S. Holder will be treated as U.S. source income for foreign tax credit purposes unless the U.S. Holder makes an election under the Internal Revenue Code to treat any such gain as foreign source. The rules relating to the determination of the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign, including Netherlands, taxes withheld.

Anti-Deferral Tax Rules

The Internal Revenue Code contains various provisions that impose current U.S. federal income tax on the U.S. shareholders of certain foreign corporations if such corporations derive certain types of passive income and fail to make adequate distribution of profits to their U.S. shareholders. These provisions include the controlled foreign corporation(“CFC”) rules. Other provisions of the Internal Revenue Code impose potentially adverse tax consequences on the U.S. shareholders of a non-U.S. corporation that qualifies as a “passive foreign investment company” (“PFIC). While we do not believe that we should be classified as either a CFC or a PFIC, we are not certain that we can avoid these tax rules because we cannot predict with any degree of certainty the amount and character of our future income or the amount of our common shares any particular U.S. Holder will own. Accordingly, we will only briefly summarize those provisions and then only the rules that we believe may have the greatest likelihood of applying to us in the future.

Passive Foreign Investment Company. As a foreign corporation with U.S. Holders, we could potentially be treated as a “passive foreign investment company” (“PFIC”) as defined in the Internal Revenue Code.

The PFIC provisions of the Internal Revenue Code can have significant adverse tax effects on U.S. Holders. In general, a foreign corporation will be a PFIC in a particular tax year and for all succeeding tax years if:

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

If we were a PFIC for a taxable year during which a U.S. Holder owned our shares, then a U.S. Holder would likely incur increased tax liabilities (possibly including an interest charge) upon the sale or other disposition of our common shares or upon receipt of “excess distributions”. In such case, gain recognized by a U.S. Holder on a sale or other disposition of our common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Further, any distribution in excess of 125 percent of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Although certain elections may be available (including a qualified electing fund election and a mark to market election) to U.S. Holders that might mitigate the adverse consequences resulting from PFIC status, in the event we are determined to be a PFIC in the current or a future taxable year we do not anticipate providing U.S. Holders with the information necessary to support a qualified electing fund election. In addition, if we are treated as a PFIC in a taxable year in which we pay a dividend, or in the preceding taxable year, the 15% capital gain rate (discussed above) currently applicable in the U.S. with respect to certain dividends paid to U.S. Holders on or before to December 31, 2012 would not apply.

We believe that we are not a PFIC, and we do not expect to become a PFIC. However, we cannot assure that we will not qualify as a PFIC in the current year or in the future. You may be required in some cases to report ownership of our shares on Internal Revenue Service Form 8938. In addition, if you own our shares during any year that we are a PFIC, you may be required to file Internal Revenue Service Form 8621.

The PFIC rules are very complex and U.S. Holders should consult their own tax advisors on this issue.

Controlled Foreign Corporation Rules. If more than 50% of the voting power or total value of all classes of our common shares is owned, directly or indirectly, by U.S. Holders, each of which owns 10% or more of the total combined voting power of all classes of our common shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Internal Revenue Code. This classification would result in many complex consequences, including the required inclusion into income by such 10% or greater shareholders of their pro rata shares of our “Subpart F Income,” as defined in the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of common shares by any U.S. Holder who is or was a 10% or greater U.S. shareholder at any time during the five-year period ending with the sale or exchange will be dividend income to the extent of our earnings and profits attributable to the common shares sold or exchanged and accumulated during the periods that we were a CFC. Under certain circumstances, a U.S. Holder that directly owns 10% or more of our voting common shares and is a corporation may be entitled to an indirect foreign tax credit for a portion of the amounts characterized as dividends under Section 1248 of the Internal Revenue Code. We believe that we are not a CFC and we will not become a CFC, however, we cannot assure you that we will not become a CFC in the future.

United States Backup Withholding Tax and Information Reporting

Under certain circumstances, a U.S. Holder may be subject to information reporting and backup withholding with respect to certain payments made in respect of the common shares and the proceeds received on the disposition of the common shares paid within the U.S. (and in certain cases, outside the U.S.). Such amounts may be subject to a 28% U.S. backup withholding tax unless the U.S. Holder otherwise establishes an exemption. For example, backup withholding generally will not apply to a U.S. Holder who (1) is a corporation or qualifies under certain other exempt categories and, when required, demonstrates that fact, or (2) furnishes a correct taxpayer identification number and makes certain other required certifications as provided by the backup withholding rules.

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

F. Dividends and paying agents.

Not Applicable.

G. Statement by experts.

Not Applicable.

H. Documents on display.

We are subject to certain reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language which, with respect to our annual report on Form 20-F for the year ended December 31, 2011, should be furnished within 30 days of filing our annual report on Form 20-F. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

Documents we file with the Commission are publicly available at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. Copies of the documents are available at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Fifth Street, NE, Washington DC 20549. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. The address of this website is http://www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

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

We use forward exchange contracts to hedge its foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which it has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings.

The majority of revenues and costs of our Front-end segment are denominated in Singapore dollars and U.S. dollars. Since foreign currency exposure is not significant, no forward exchange contracts are used. The effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in foreign currencies is periodically reviewed.

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

No unrealized gains were included in accumulated other comprehensive income as of December 31, 2011. Hedge ineffectiveness was insignificant for the years ended December 31, 2011 and December 31, 2010.

Furthermore, we might manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts (fair value hedges) and currency swaps, and non-derivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on receivables and payables denominated in foreign currencies. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Receivables and payables denominated in foreign currencies are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations.

We do not use forward exchange contracts for trading or speculative purposes.

To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. For the year ended December 31, 2010, we recorded a favorable movement of €30.6 million. For the year ended December 31, 2011, we recorded a favorable movement of €13.4 million. See Note 19 to our Consolidated Financial Statements, which is incorporated herein by reference.

The following table summarizes our financial instruments as of December 31, 2011 and analyzes the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market foreign currency exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the euro from their levels as of December 31 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro. The selection of 10% favorable or unfavorable change in foreign currency exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such an event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be possible that all of the foreign currency exchange rates to which we are exposed would simultaneously change by more than 10%, we find it meaningful to “stress test” our exposure under this 10% fluctuation scenario and other hypothetical adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

	Currency and notional amount		Carrying amount	Fair value	Sensitivity analysis
					Favorable FX change of 10%	Unfavorable FX change of 10%
		(in millions)
As of December 31, 2011:
Notes payable to banks, due within twelve months	yen	775.0	7.7	7.7	7.0	8.5
	HK$	331.1	32.9	32.9	29.6	36.2

Long-term debt with maturities:
due from 2012—2014	yen	1,969.1	19.7	19.7	17.7	21.6

Convertible subordinated debt:
due November 6, 2014	euro	150.0	150.0	220.4	150.0	150.0

Foreign exchange contracts:
sale of currency contracts to be settled within twelve months:	US$	57.0	1.8	1.8	1.6	1.9

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

The following tables analyze our sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar, Singapore dollar, Hong Kong dollar or Japanese yen against the euro as of December 31, 2011. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the U.S. dollar, Singapore dollar, Hong Kong dollar or Japanese yen against the euro.

A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in U.S. dollars, Singapore dollars, Hong Kong dollars and Japanese yen.

	2010	2011
	Impact on equity	Impact on equity
10% increase of U.S. dollar versus euro	1,061	3,656
10% decrease of U.S. dollar versus euro	(1,061)	(3,656)
10% increase of Singapore dollar versus euro	1,431	5,028
10% decrease of Singapore dollar versus euro	(1,431)	(5,028)
10% increase of Hong Kong dollar versus euro	53,458	66,702
10% decrease of Hong Kong dollar versus euro	(53,458)	(66,702)
10% increase of Japanese yen versus euro	5,016	4,908
10% decrease of Japanese yen versus euro	(5,016)	(4,908)

A positive amount indicates a gain in net earnings.

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar, Singapore dollar, Hong Kong dollar or Japanese yen against the euro as of December 31, 2010 and December 31, 2011 would not result in a material impact on equity.

The following table analyzes our sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar, Hong Kong dollar and Japanese Yen against the euro at average exchange rates for the years 2010 and 2011. A positive amount indicates an increase in net earnings.

	2010	2011
	Impact on Net earnings	Impact on Net earnings
10% increase of Japanese yen versus euro	617	(519)
10% decrease of Japanese yen versus euro	(617)	519
10% increase of U.S. dollar versus euro	(549)	1,887
10% decrease of U.S. dollar versus euro	549	(1,887)
10% increase of Hong Kong dollar versus euro	14,632	14,392
10% decrease of Hong Kong dollar versus euro	(14,632)	(14,392)

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar, Hong Kong dollar and Japanese Yen against the euro at average exchange rates for the years 2010 and 2011 would not result in a material impact on net earnings.

Interest risk

We are exposed to interest rate risk primarily through our borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2011 the Company had convertible subordinated debt borrowings outstanding of €150 million at a fixed rate, maturing in November 2014, €19,651 thousand in long-term debt at fixed interest rates and €40,680 thousand in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of the Company’s debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2010 and December 31, 2011 borrowing levels.

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

A significant percentage of our revenue is derived from a small number of large customers. Our largest customer accounted for approximately 6.4% of net sales in 2011 (2010: 5.2%; 2009: 9.1%) and the ten largest customers accounted for approximately 27.9% of net sales in 2011 (2010: 27.9%; 2009: 32.9%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which could harm our financial results. At December 31, 2011 one customer accounted for 4.5% of the outstanding balance in accounts receivable (2010: 6.0%; 2009: 7.8%).

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

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that as of December 31, 2011 our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with applicable generally accepted accounting principles. Internal control over financial reporting includes policies and procedures for maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011. Deloitte Accountants B.V., an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on ASMI’s internal control over financial reporting.

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

Item 16

A. Audit Committee Financial Expert

The Supervisory Board has determined that Mr. Lobbezoo, an independent member of the Supervisory Board, qualifies as an Audit Committee Financial Expert. For Mr. Lobbezoo’s experience see Item 6 “Directors, Senior Management and Employees”.

B. Code of Ethics

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

C. Principal Accountant Fees and Services

Audit fees.

Deloitte Accountants B.V. (“Deloitte”), has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2011. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants B.V. and its member firms and/or affiliates in 2010 and 2011:

	EUR thousands		As a % of total fees
	2010	2011	2010	2011
Audit fees	1,798	1,345	68%	77%
Audit-related fees	—	193	—	11%
Tax fees	665	218	25%	12%
All other fees	197	—	7%	—

Total	2,660	1,756	100%	100%

Audit Committee pre-approval policies.

The Audit Committee has determined that the provision of services by Deloitte described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. All audit and permitted non-audit services provided by Deloitte during 2011 were pre-approved by the Audit Committee.

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

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 23, 2011, the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to a maximum of 10% of the number of common shares issued, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the NYSE Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

No shares were repurchased during 2011 under the authorization of May 23, 2011.

The maximum number of shares that may yet be purchased under the authorization takes into account any treasury shares held by the Company (at December 31, 2011 there are no treasury shares held by the Company) and the maximum number of common shares which the Company can hold is 10% of the number of common shares issued.

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

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate Governance

Because we are a Netherlands public limited liability company, with principal executive offices outside of the U.S., some of our corporate practices vary from those required by the NASDAQ Listing Rules, as follows:

(i) Listing Rule 5620(c): Quorum

Pursuant to Dutch corporate law (section 2:120 sub 2 Dutch Civil Code) the validity of a resolution by the general meeting of shareholders does not depend on the proportion of the capital or shareholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company otherwise provide. It is the generally accepted business practice for Dutch companies not to provide for a quorum requirement in their articles, and there is no contrary requirement in the Dutch securities laws or under the rules of NYSE Euronext Amsterdam. Accordingly, our Articles of Association provide that a resolution of the general or any extraordinary meeting of shareholders will be adopted upon the favorable vote of a majority of the votes cast at the meeting. With the exception as outlined below, our Articles of Association do not provide for a quorum other than for resolutions in relation to the limitation of pre-emptive rights of existing shareholders and the cancellation of outstanding shares, which quorum requirements correspond with mandatory Dutch law. Furthermore, our Articles of Association provide that in the case of a shareholder appointment of persons to, or dismissal of persons from, our Supervisory Board and Management Board not proposed by our Supervisory Board, such resolution requires the affirmative vote of a majority of the votes cast at an annual or extraordinary shareholders meeting, which affirmative votes represent at least one third of our issued capital. To this extent, our practice varies from the requirement of Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

(ii) Listing Rule 5620(b): Proxies

The solicitation of proxies and the distribution of proxy statements for meetings of shareholders are not required under Dutch law or by the rules of Euronext Amsterdam. It is still business practice for Dutch companies not to solicit proxies or distribute proxy statements in respect of European shareholders. In part this is because a substantial portion of shares held by these shareholders are held in bearer form. This is the case for our common shares traded on NYSE Euronext Amsterdam and, accordingly, it is impractical to solicit proxies as to these shares. As a result, our practice in respect of the holders of shares other than our common shares listed on the NASDAQ Global Select Market varies from that required by Listing Rule 5620(b), which provides that issuers shall solicit proxies and provide proxy statements for all meetings of shareholders.

As to our common shares listed on the NASDAQ Global Select Market, which we refer to as New York registry shares, we prepare a proxy statement and solicit proxies from the holders of such shares since there are procedures in place under the Securities Exchange Act of 1934, as amended, for soliciting proxies from beneficial owners.

(iii) Listing Rule 5615(a)(3): Shareholder Approval of Equity Plans

Nasdaq Listing Rule 5635(c) requires shareholder approval prior to the issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants. On December 30, 2011, our Supervisory Board adopted the ASM International N.V. 2011 Stock Option Plan for Members of the Management Board and the ASM International N.V. 2011 Stock Option Plan for Employees (the “Stock Option Plans”). In lieu of the specific shareholder approval prior to the issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants, required by Nasdaq Listing Rule 5635(c), we followed Dutch company law regarding the issuance of shares or securities in connection with the remuneration of the management board and/or the employees of a Dutch listed public company (beursgenoteerde naamloze vennootschap).

According to Dutch company law, a Dutch public company may issue shares or grant rights to acquire shares pursuant to a resolution of the general meeting of shareholders or pursuant to a resolution of another corporate body designated by the general meeting of shareholders. Consistent with previous years, at our 2011 Annual General Meeting of Shareholders on May 23, 2011, our shareholders designated the Management Board as the competent body to issue common shares, subject to Supervisory Board approval, including granting rights to acquire common shares. Furthermore, our shareholders designated our Management Board as the competent body to issue common shares, subject to Supervisory Board approval, including granting rights to acquire common shares in connection with our stock option plans for employees and the stock option plan for the Management Board.

Pursuant to Dutch company law, the remuneration policy (including any amendments thereto) for the management board of a Dutch public company shall be determined by the general meeting of shareholders. Individual compensation of management board members shall be determined by the general meeting of shareholders unless the articles of association appoint another corporate body as such. Our Articles of Association provide that the individual compensation of Management Board members shall be determined by the Supervisory Board. Pursuant to Dutch company law, the remuneration (including any equity components) of employees is not subject to prior shareholder approval.

At our 2010 Annual General Meeting of Shareholders on May 20, 2010, our shareholders determined the remuneration policy of the Management Board. The remuneration policy includes a framework for the granting of stock options to the Management Board members, to be determined by the Supervisory Board. The remuneration policy is publicly available on our website: www.asm.com.

The Stock Option Plans provide the terms and conditions governing the procedures for the granting of stock options to employees and the Management Board. These terms and conditions include, among others, the determination of the exercise price and the vesting period. The Stock Option Plans do not grant rights to Management Board members or employees to acquire shares, nor do the Stock Option Plans provide for an obligation by us to grant such rights. The granting of rights to acquire shares through stock options is, with respect to members of our Management Board, determined by the Supervisory Board, and with respect to employees, determined by the Management Board.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

See pages F-1 through F-52, which are incorporated herein by reference.

Item 19. Exhibits (*)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English Informal Translation of ASM International N.V.’s Articles of Association, as amended	Exhibit 1.1 to the Registrant’s Form 20-F filed on March 25, 2011

2.1	Trust Deed dated November 6, 2009 for the 6.5% Senior Unsecured Convertible Bonds	Exhibit 2.3 to the Registrant’s Form 20-F filed on March 26, 2010

4.1	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002

4.2	1994 Stock Option Plan	Exhibit 99.1 to the Registrant’s S-8 filed October 25, 1999

4.3	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990	Exhibit 4.14 to the Registrant’s Form 20-F filed on April 17, 2003

4.4	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 12, 1999	Exhibit 4.15 to the Registrant’s Form 20-F filed on April 17, 2003

4.5	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited	Exhibit 4.16 to the Registrant’s Form 20-F filed on April 17, 2003

4.6	Overview of Remuneration of Members of the Management Board, dated May 18, 2006	Exhibit 4.23 to the Registrant’s Form 20-F filed on March 16, 2007

4.7	Overview of Remuneration of Mr. Peter van Bommel	Exhibit 4.7 to the Registrant’s Form 20-F filed on March 25, 2011

4.8	Form of Supervisory Board Member Indemnification Agreement	Exhibit 10.1 to the Registrant’s Form 20-F filed on March 16, 2007

4.9	Form of Management Board Member Indemnification Agreement	Exhibit 10.2 to the Registrant’s Form 20-F filed on March 16, 2007

4.10	Amended and Restated Settlement Agreement dated as of December 16, 1998 by and among ASM International N.V., ASM America, Inc. and Applied Materials, Inc. **	Exhibit 10.3 to the Registrant’s Form 20-F filed on March 16, 2007

4.11	Summary of the material elements of employment contract with Mr. C.D. del Prado (effective as of March 1, 2008)	Exhibit 99.9 to the Registrant’s Form 6-K filed on May 20, 2008

4.12	Overview of remuneration of Mr. W.K. Lee	Exhibit 4.13 to the Registrant’s Form 20-F filed on March 16, 2007

4.13	Master Sale and Purchase Agreement re SEAS acquisition dated July 28, 2010	Exhibit 4.24 to the Registrant’s Form 20-F filed on March 25, 2011

4.14	ASM International N.V. 2011 Stock Option Plan for Members of the Management Board		X

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
8.1	Subsidiaries		X

12.1	Certification of CEO pursuant to Rule 13a-14(a)		X

12.2	Certification of CFO pursuant to Rule 13a-14(a)		X

13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X

15.1	Consent of Independent Registered Public Accounting Firm		X

*	Pursuant to Instruction 2(b)(ii), the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.
**	Redacted version, originally filed as an exhibit to Registrant’s Form 6-K filed February 11, 1999. Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL N.V.

Date: March 28, 2012	/S/ CHARLES D. DEL PRADO
Charles D. del Prado
Chief Executive Officer

S-1

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of

ASM International N.V.

We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, total equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ASM International N.V. and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

March 28, 2012

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of

ASM International N.V.

We have audited the internal control over financial reporting of ASM International N.V. and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 28, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

March 28, 2012

Consolidated Balance Sheets

		December 31,
(EUR thousands except per share data)	Notes	2010	2011
Assets
Cash and cash equivalents	4	340,294	390,250
Accounts receivable, net	6	271,271	330,891
Inventories, net	7	254,557	376,667
Income taxes receivable		57	907
Deferred tax assets	26	8,567	14,350
Other current assets		59,405	82,715

Total current assets		934,149	1,195,779

Pledged cash	5	—	20,000
Debt issuance costs	18	5,564	4,389
Deferred tax assets	26	5,807	13,072
Other intangible assets, net	8	6,804	14,776
Goodwill, net	9	50,815	52,131
Evaluation tools at customers	12	6,644	13,987
Investments	13	50	1,044
Property, plant and equipment, net	10	197,937	260,180
Assets held for sale	11	6,347	6,862

Total assets		1,214,117	1,582,221

Liabilities and shareholders’ equity
Notes payable to banks	14	8,297	40,680
Accounts payable		170,553	157,549
Provision for warranty	15	8,273	42,684
Accrued expenses and other	16	117,401	152,890
Income taxes payable		47,493	54,878
Deferred tax liabilities	26	—	3,513
Current portion convertible subordinated debt	18	32,439	—
Current portion conversion option	18	23,875	—
Current portion of long-term debt	17	15,950	4,332

Total current liabilities		424,282	456,527

Pension liabilities	20	7,167	9,887
Deferred tax liabilities	26	321	868
Provision for warranty	15	—	6,828
Long-term debt	17	4,316	15,319
Convertible subordinated debt	18	130,804	135,078

Total liabilities		566,890	624,507

Commitments and contingencies	21,22

Common shares:
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 52,931,881 and 55,377,020 shares		2,117	2,215
Financing preferred shares:
Authorized 8,000 shares, par value € 40, none issued		—	—
Preferred shares:
Authorized 118,000 shares, par value € 40, none issued		—	—
Capital in excess of par value		311,841	376,217
Retained earnings		131,741	301,515
Accumulated other comprehensive loss		(34,239)	(20,151)

Total shareholders’ equity	19	411,460	659,796
Non-controlling interest		235,767	297,918

Total equity		647,227	957,714

Total liabilities and shareholders’ equity		1,214,117	1,582,221

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		Year ended December 31,
(EUR thousands, except per share data)	Notes	2009	2010	2011
Net sales	27	590,739	1,222,900	1,634,334
Cost of sales		(409,224)	(673,322)	(1,063,708)

Gross profit	27	181,515	549,578	570,626
Operating expenses:
Selling, general and administrative		(107,777)	(130,596)	(174,107)
Research and development, net	24	(62,806)	(78,785)	(129,400)
Amortization of other intangible assets	8	(401)	(357)	(911)
Impairment charge property, plant and equipment	10	—	—	(8,038)
Restructuring expenses	25	(35,687)	(11,201)	—

Total operating expenses		(206,671)	(220,939)	(312,455)

Operating income:
Gain on bargain purchase	3	—	—	109,279

Result from operations	27	(25,156)	328,640	367,450
Interest income		1,018	1,221	2,902
Interest expense		(8,556)	(15,677)	(13,497)
Loss resulting from early extinguishment of debt	18	(1,759)	(3,609)	(824)
Accretion interest expense convertible notes	18	(4,286)	(6,010)	(4,401)
Revaluation conversion option	18	(24,364)	(19,037)	(4,378)
Foreign currency exchange gains (losses), net		(1,384)	(65)	5,604

Earnings (loss) before income taxes		(64,487)	285,462	352,855
Income tax expense	26	(3,786)	(42,939)	(36,692)

Net earnings (loss)		(68,273)	242,523	316,164

Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net earnings (loss)
Shareholders of the parent		(107,517)	110,639	186,770
Non-controlling interest		39,244	131,884	129,394
Net earnings (loss) per share (in euro):	29
Basic net earnings (loss) from continuing operations		(2.08)	2.11	3.38
Diluted net earnings (loss) from continuing operations		(2.08)	2.09	3.16

Weighted average number of shares used in computing per share amounts (in thousands):
Basic		51,627	52,435	55,210
Diluted		51,627	61,494	65,189

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31,
(EUR thousands)	Notes	2009	2010	2011
Net earnings (loss)		(68,273)	242,523	316,164
Other comprehensive income (loss):
Foreign currency translation effect		(4,939)	41,309	18,062
Unrealized gains (losses) on derivative instruments, net of tax		(170)	136	(13)
Reclassification transition obligation into retained earnings		877	—	—
Amortization unrecognized actuarial results		26	—	—
Result on curtailment and settlement unrecognized pension obligations		852	—	—
Actuarial loss		(370)	(87)	1,139

Total other comprehensive income (loss)	19	(3,724)	41,358	19,188

Comprehensive income (loss)		(71,997)	283,881	335,352

Allocation of comprehensive income (loss):
Common shareholders		(108,184)	141,154	200,858
Preferred shareholders		5	—	—
Non-controlling interest	19	36,182	142,727	134,494

See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

				EUR
(thousands, except for share data)	Notes	Number of common shares	Number of preferred shares	Common shares	Preferred shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehens- ive income (loss)	Total share- holders’ equity	Non- controlling interest	Total equity
Balance January 1, 2009		54,275,131	21,985	2,171	220	324,707	(37,215)	92,111	(64,092)	317,902	125,139	443,041
Compensation expense stock options		—	—	—	—	2,127	—	—	—	2,127	—	2,127
Withdrawal of common shares	19	(2,553,000)	—	(102)	—	(35,529)	35,631	—	—	—	—	—
Dividend tax paid on withdrawal of common shares		—	—	—	—	(3,399)	—	—	—	(3,399)	—	(3,399)
Withdrawal of preferred shares	19	—	(21,985)	—	(220)	—	—	—	—	(220)	—	(220)
Exercise of stock options out of treasury shares		—	—	—	—	(323)	1,584	(25)	—	1,236	—	1,236
Exercise stock options by issue of common shares	19	23,009	—	1	—	185	—	—	—	186	—	186
Reclassification transition obligation related to pensions (ASC 715)		—	—	—	—	—	—	(877)	—	(877)	—	(877)
Impact of initial adoption of ASC 815 regarding the accounting for the convertible notes	18	—	—	—	—	—	—	7,902	—	7,902	—	7,902
Recognition conversion option subsequent to issuance of convertible notes	18	—	—	—	—	—	—	23,601	—	23,601	—	23,601
Net earnings to common shareholders		—	—	—	—	—	—	(107,522)	—	(107,522)	39,244	(68,278)
Other comprehensive income	19	—	—	—	—	—	—	—	(662)	(662)	(3,062)	(3,724)
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	—	—	(19,099)	(19,099)
Dilution		—	—	—	—	—	—	956	—	956	2,462	3,418

Balance December 31, 2009		51,745,140	—	2,070	—	287,768	—	16,145	(64,754)	241,229	144,684	385,913
Compensation expense stock options		—	—	—	—	2,526	—	—	—	2,526	—	2,526
Conversion of debt into common shares	18	878,491	—	35	—	17,614	—	—	—	17,649	—	17,649
Exercise stock options by issue of common shares	19	308,250	—	12	—	3,932	—	—	—	3,944	—	3,944
Net earnings to common shareholders		—	—	—	—	—	—	110,639	—	110,639	131,884	242,523
Other comprehensive income	19	—	—	—	—	—	—	—	30,515	30,515	10,843	41,358
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	—	—	(58,162)	(58,162)
Dilution		—	—	—	—	—	—	4,957	—	4,957	6,518	11,475

Balance December 31, 2010		52,931,881	—	2,117	—	311,841	—	131,741	(34,239)	411,460	235,767	647,227
Compensation expense stock options		—	—	—	—	1,872	—	—	—	1,872	—	1,872
Conversion of debt into common shares	18	2,151,020	—	86	—	58,439	—	—	—	58,525	—	58,525
Exercise stock options by issue of common shares	19	294,119	—	12	—	4,065	—	—	—	4,077	—	4,077
Net earnings to common shareholders		—	—	—	—	—	—	186,770	—	186,770	129,395	316,164
Dividend paid to common shareholders								(22,262)		(22,262)	—	(22,262)
Other comprehensive income	19	—	—	—	—	—	—	—	14,088	14,088	5,100	19,188
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	—	—	(79,474)	(79,474)
Dilution		—	—	—	—	—	—	5,266	—	5,266	7,130	12,396

Balance December 31, 2011		55,377,020	—	2,215	—	376,217	—	301,515	(20,151)	659,796	297,918	957,714

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Note	Year ended December 31,
(EURO thousands)		2009	2010	2011
Cash flows from operating activities:
Net earnings (loss)		(68,273)	242,523	316,164
Adjustments required to reconcile net earnings(loss) to net cash from operating activities:
Depreciation and amortization	8,10	37,323	37,794	49,450
Impairments	10	4,628	—	8,038
Gain on bargain purchase		—	—	(109,279)
Share-based compensation	20	5,812	13,901	13,452
Non cash result components convertible bonds	18	30,409	28,656	8,779
Increase (decrease) in allowance for doubtful receivables	6	1,667	(187)	(4,694)
Deferred income taxes		(9,081)	4,092	(27,691)
Changes in assets and liabilities:
Accounts receivable		1,338	(95,073)	71,987
Inventories		30,044	(77,236)	8,390
Other current assets		3,929	(20,732)	(20,335)
Accounts payable and accrued expenses		22,891	104,485	(94,601)
Accruals for restructuring expenses		26,657	1,863	—
Payment restructuring expenses		(16,105)	(9,297)	(3,159)
Current income taxes		(8,586)	29,096	80

Net cash provided by operating activities		62,652	259,884	216,581
Cash flows from investing activities:
Capital expenditures	10	(12,718)	(102,974)	(89,218)
Net purchase of intangible assets	8	(3,294)	(624)	(7,051)
Acquisition of business	9	(50)	—	(994)
Cash acquired in business combination	3	—	—	43,434
Pledged bank deposit in business combination	5	—	—	(20,000)
Proceeds from sale of property, plant and equipment	10	570	3,032	3,794

Net cash used in investing activities		(15,493)	(100,566)	(70,035)
Cash flows from financing activities:
Debt redemption		(32,246)	(68,810)	(23,096)
Debt proceeds, net		144,407		42,173
Proceeds from issuance of shares and exercise of stock options		1,227	3,945	4,122
Dividend tax paid on withdrawal of common shares		(3,399)	—	—
Dividends to common shareholders of ASMI		—	—	(22,262)
Dividends to minority shareholders ASMPT		(19,099)	(58,162)	(79,474)

Net cash provided by / (used in) financing activities		90,890	(123,027)	(78,537)
Foreign currency translation effect		(1,427)	10,096	(18,052)

Net (decrease) increase in cash and cash equivalents		136,623	46,387	49,956
Cash and cash equivalents at beginning of year	4	157,277	293,902	340,294

Cash and cash equivalents at end of year	4	293,902	340,294	390,250

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest		5,918	14,786	10,742
Income taxes		21,144	9,751	39,929

Supplemental on cash investing and financing activities:
Subordinated debt converted	18	—	13,473	32,202
Subordinated debt converted into number of shares	18	—	878,491	2,151,020

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1- General Information / Summary of Significant Accounting Policies

General information

ASM International N.V. (“ASMI” or “the Company”) is a Netherlands public liability company domiciled in the Netherlands with its principal operations in Europe, the United States, Southeast Asia and Japan. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce mainly semiconductor devices.

We are an equipment supplier mainly to the semiconductor, LED and electronics manufacturing industry. We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits, for the production of LEDs, and for electronics manufacturing in general. The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is mainly active in the wafer processing and assembly and packaging market segments. The wafer processing segment is referred to as “Front-end.” Assembly and packaging is referred to as “Back-end.” We also sell lead frames for semiconductor assembly. In addition, ASM AS, the newly acquired surface-mount technology (“SMT”) business unit is offering SMT placement tools for the global electronics manufacturing industries.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, ASMI evaluates its estimates. ASMI bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Business combinations

ASC Topic 805 (“Business Combinations”) requires that companies record acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value is recorded as goodwill. Purchased intangibles with definite lives are amortized over their respective useful lives. When a bargain purchase incurs, which is the case when the fair value of the acquired business exceeds the purchase price, this surplus in fair value is recognized as a gain from bargain purchase.

Segment reporting

The Company organizes its activities in two operating segments, Front-end and Back-end. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”), which is the chief operating decision maker (according to ASC 280).

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia. The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. In January 2011 ASMPT acquired the surface-mount technology from Siemens. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 52.17% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong.

Foreign currency translation

Items included in the financial statements of each ASMI’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial information is presented in euro (EUR), which is the functional currency of the Company and the group’s presentation currency.

In the preparation of ASMI’s consolidated financial statements, assets and liabilities of foreign subsidiaries of which the functional currency is not the euro, are translated into euros at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euros based on the average exchange rates for the corresponding period. Resulting translation adjustments are directly recorded in shareholders’ equity. Currency differences on intercompany loans that have the nature of a long-term investment are also accounted for directly in shareholders’ equity.

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

The Company uses forward exchange contracts to hedge its foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which the Company has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) net of taxes in shareholders’ equity, and is reclassified into earnings when the hedged transaction affects earnings.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. The Company records all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses and other.

Substantially all amounts, which are net of taxes, included in accumulated other comprehensive loss at December 31, 2011 will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the consolidated statement of operations.

Furthermore, the Company might manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts (fair value hedges) and currency swaps, and non-derivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on receivables and payables denominated in foreign currencies. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under foreign currency exchange gains (losses) in the consolidated statement of operations. Receivables and payables denominated in foreign currencies are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under foreign currency exchange gains (losses) in the consolidated statement of operations.

The Company does not use forward exchange contracts for trading or speculative purposes.

Cash and cash equivalents

Cash and cash equivalents comprise deposits held at call with banks and other short-term highly liquid investments with original maturity of three months or less. Bank overdrafts are included in notes payable to banks in current liabilities.

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

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Inventory in the newly acquired SEAS business is generally determined on the basis of an average method. Costs include net prices paid for materials purchased, charges for freight and custom duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsellable inventory.

Allowances for obsolescence of inventory are determined based on the expected demand as well as the expected market value of the inventory. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis.

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

On final acceptance of the system the purchase consideration is recognized as revenue. The carrying value of the evaluation tool at that point in time is recognized as cost of sales. In the circumstance that the system is returned, at the end of the evaluation period, a detailed impairment review takes place, and future sales opportunities and additional costs are identified. Only when the fair value is below the carrying value of the evaluation tool an additional depreciation is recognized. The remaining carrying value is recognized as finished goods (inventory).

Long-lived assets

Long-lived assets include goodwill, other intangible assets and property, plant and equipment. Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses. Capital leased assets are recorded at the present value of future lease obligations. Depreciation is calculated using the straight-line method over the estimated useful lives. Leasehold improvements are depreciated over the lesser of the estimated useful life of the leasehold improvement or the term of the underlying lease.

Business combinations are accounted for under the purchase acquisition method. The Company tests its recorded goodwill and other intangible assets with indefinite lives for impairment each year on December 31 and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill is allocated to reporting units for purposes of impairment testing and tested for impairment on a two-step approach. The implied fair value of goodwill is determined. First the recoverability is tested by comparing the carrying amount of the goodwill with the fair value being the sum of the discounted future cash flows. If the carrying amount of the goodwill at reporting unit level is higher than the fair value of the goodwill, the second step should be performed. The goodwill impairment is measured as the excess of the carrying amount of the goodwill over its fair value.

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

Our Front-end sales frequently involve sales of complex equipment, which may include customer-specific criteria, sales to new customers or sales of equipment with new technology. For each sale, the decision whether to recognize revenue is, in addition to shipment and factory acceptance, based on: the contractual agreement with a customer; the experience with a particular customer; the technology and the number of similarly configured equipment previously delivered. Based on these criteria we may decide to defer revenue until completion of installation at the customer’s site and obtaining final acceptance from the customer. Revenue in our newly acquired SEAS business on sales subjected to customer acceptance is not recognized until customer acceptance occurs.

A major portion of our revenue is derived from contractual arrangements with customers that have multiple deliverables, such as equipment and installation. For each of the specified deliverables ASMI determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). For transactions entered into, or materially modified, as of January 1, 2011, when the Company is unable to establish relative selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. At December 31, 2009, December 31, 2010 and December 31, 2011 we have deferred revenues from installations in the amount of €2.5million, €4.4 million and €6.3 million respectively.

In general, we recognize revenue from sales of equipment upon transfer of title, which is upon shipment of the equipment, only if testing at the factory has proven that the equipment has met substantially all of the customer’s criteria and specifications

The Company recognizes revenue from installation of equipment upon completion of installation at the customer’s site. At the time of shipment, the Company defers that portion of the sales price related to the relative selling price of installation. The relative selling price of the installation process is measured based upon the per-hour amounts charged by third parties for similar installation services. Installation is completed when testing at the customer’s site has proven that the equipment has met all of the customer’s criteria and specifications. The completion of installation is signed-off by the customer (“final acceptance”).

We provide training and technical support service to customers. Revenue related to such services is recognized when the service is rendered. Revenue from the sale of spare parts and materials is recognized when transfer of title took place, in general upon shipment of the goods. Freight charges billed to customers are recognized as revenue, the related costs are recognized as cost of sales. Revenues are recognized excluding the taxes levied on revenues.

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

Share-based compensation expenses

The cost relating to employee stock options (compensation expense) are recognized based upon the grant date fair value of the stock options. The fair value at grant date is estimated using a Black-Scholes option valuation model. This model requires the use of assumptions including expected stock price volatility, the estimated life of each award and the estimated dividend yield.

The grant date fair value of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of stock options that will eventually vest. The impact of the true up of the estimates is recognized in the consolidated statement of operations in the period in which the revision is determined.

For further information on ASMI’s employee stock option plans reference is made to Note 20.

Restructuring costs

Restructuring expenses are recognized for exit or disposal activities when the liability arising from restructuring plans is incurred. Reference is made to Note 25. Distinction is made in one-time employee termination expenses, contract termination expenses and other associated expenses. For the accounting on the distinguished elements of restructuring expenses we apply to the policy as mentioned below. The expenses have been charged to “restructuring expenses”.

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

Pension plans and similar commitments

The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except for the plans of the Company’s operations in the Netherlands, Germany and Japan. The Company’s employees in the Netherlands participate in a multi-employer plan. Payment to defined contribution plans and the multi-employer plan are recognized as an expense in the Consolidated Statement of Operations as they fall due.

The Company’s employees in Germany and Japan participate in a defined benefit plan. Pension costs in respect of these defined benefit plans are determined using the projected unit credit method. These costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

For the defined benefit plan in Japan actuarial gains and losses are recognized in income, spread over the average remaining service lives of employees, using the corridor approach. In accordance with ASC

715, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans the Company

recognizes in its Consolidated Balance Sheet an asset or a liability for the plan’s overfunded status or underfunded status respectively. For the defined benefit plan in Germany regarding our AS business the unfunded status is recognized as a liability. Actuarial gains and losses are recognized in other comprehensive income when incurred. Reference is made to Note 20.

Commitments and contingencies

The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, purchase commitments and commitments for capital expenditure, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed. Reference is made to Note 21.

Comprehensive income

Comprehensive income consists of net earnings (loss) and other comprehensive income. Other comprehensive income includes gains and losses that are not included in net earnings, but are recorded directly in Shareholders’ Equity.

New accounting pronouncements

In September 2009, the EITF reached final consensus on ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”. ASU 2009-13 amends the current guidance on arrangements with multiple deliverables (ASC 605-25) to (1) eliminate the separation criterion that requires entities to establish objective and reliable evidence of fair value for undelivered elements, (2) establish a selling price hierarchy to help entities allocate arrangement consideration to the separate units of account (i.e. separate elements of the sales agreement), (3) require the relative selling price allocation method for all arrangements (i.e., eliminate the residual method), and (4) significantly expand required disclosures. The final consensus is effective for financial years beginning after June 15, 2010. The adoption of ASU 2009-13 in 2011, did not have a material impact on the Company’s consolidated financial statements.

In September 2009, the EITF reached final consensus on ASU 2009-14, Certain Revenue Arrangements that include Software elements. ASU 2009-14 amends the scoping guidance for software arrangements (ASC 985-605) to exclude tangible products that contain software elements and non-software elements that function together to interdependently deliver the product’s essential functionality. ASU 2009-14 also provides considerations and examples for entities applying this guidance. This issue will be effective prospectively for new or materially modified agreements entered into in financial years beginning on or after June 15, 2010. The adoption of ASU 2009-14 in 2011, did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the EITF reached final consensus on ASU 2010-06, “Improving Disclosures about Fair Value Measurements”. This ASU amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales issuances and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU is effective for annual reporting periods beginning after December 15, 2009. Level 3 related amendments are effective for annual periods beginning after December 15, 2010. The adoption of the ASU did not have any impact on the Company’s consolidated financial statements but resulted in some additional disclosures.

In December 2010, the FASB amended its existing guidance for goodwill and other intangible assets. This authoritative guidance (ASU 2010-28) modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance which requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This authoritative guidance effective for annual periods beginning after December 15, 2010. The implementation of this authoritative guidance did not have any impact on ASMI’s financial position or results of operations.

In December 2010, the FASB issued authoritative guidance on business combinations (ASU 2010-29). This authoritative guidance requires a public entity that presents comparative financial statements to disclose the revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the prior annual reporting period. In addition, this authoritative guidance expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This authoritative guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. ASMI adopted this authoritative guidance in its reporting on the SEAS acquisition (see note 3).

In June 2011, the FASB issued authoritative guidance on the presentation of comprehensive income (ASU 2011-05) to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This authoritative guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. This guidance is effective for ASMI for the year 2012, with early adoption permitted, and should be applied retrospectively. The implementation of this authoritative guidance will not change the presentation of comprehensive Income.

In May 2011, the FASB issued ASU 2011-04 “Fair Value Measurement (Topic 820)” to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This authoritative guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. This authoritative guidance also expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective for ASMI in 2012. The implementation of this authoritative guidance is not expected to have a material impact on ASMI’s financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350).” The amendments in this ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step Quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual periods beginning after September 15, 2011. Early adoption is permitted. The ASU 2011-08 will not have any effect on ASMI’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-09, “ Compensation-retirement benefits-multiemployer plans (subtopic 715-80)”. The amendments in this ASU require additional disclosure about an employer’s participation in a multiemployer plan. The ASU is effective for annual periods ending after December 15, 2011. We implemented this ASU in 2011 and refer to note 20 for further information. The implementation of this ASU resulted in a limited additional disclosure and had no impact on ASMI’s financial position or results of operations.

2- List of Significant Subsidiaries

Name	Location	% Ownership December 31,
		2010	2011
ASM Europe B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM United Kingdom Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM Germany Sales B.V. [1]	Almere, the Netherlands	100.00%	100.00%
ASM Pacific Holding B.V. [3]	Almere, the Netherlands	100.00%	100.00%
Advanced Semiconductor Materials (Netherlands Antilles) N.V.	Willemstad, Curacao, Netherlands Antilles	100.00%	100.00%
ASM France S.A.R.L.	Montpellier, France	100.00%	100.00%
ASM Belgium N.V.	Leuven, Belgium	100.00%	100.00%
ASM Italia S.r.l.	Agrate, Italy	100.00%	100.00%
ASM Microchemistry Oy	Helsinki, Finland	100.00%	100.00%
ASM Services and Support Ireland Ltd.	Dublin, Ireland	100.00%	100.00%
ASM Services and Support Israel Ltd	Tel Aviv, Israel	100.00%	100.00%
ASM America, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Japan K.K.	Tokyo, Japan	100.00%	100.00%
ASM Wafer Process Equipment Ltd.	Quarry Bay, Hong Kong, People’s Republic of China	100.00%	100.00%
ASM China Trading Ltd.	Shanghai, People’s Republic of China	100.00%	100.00%
ASM Wafer Process Equipment Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM Far East Marketing Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Sales & Services Taiwan Co., Ltd.	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Front-End Manufacturing Singapore Pte Ltd.	Singapore	100.00%	100.00%
ASM NuTool, Inc.	Phoenix, Arizona, United States	100.00%	100.00%
ASM Genitech Korea Ltd.	Cheonan, South Korea	100.00%	100.00%
ASM Pacific Technology Ltd.	Kwai Chung, Hong Kong, People’s Republic of China	52.36%	52.17%
ASM Assembly Automation Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	52.36%	52.17%
ASM Assembly Materials Ltd. [2]	Kwai Chung, Hong Kong, People’s Republic of China	52.36%	52.17%
ASM Technology Singapore Pte Ltd. [2]	Singapore	52.36%	52.17%
ASM Technology (M) Sdn. Bhd. [2]	Johor Bahru, Malaysia	52.36%	52.17%
ASM Semiconductor Materials (Shenzhen) Co. Ltd. [2]	Shenzhen, People’s Republic of China	52.36%	52.17%
Edgeward Development Ltd. [2]	Guernsey, Channel Islands	52.36%	52.17%
Shenzhen ASM Micro Electronic Technology Co. Ltd. [2]	Shenzhen, People’s Republic of China	52.36%	52.17%
ASM Assembly Systems Management GmbH. [4]	Munich, Germany	n/a	52.17%
ASM Assembly Systems Management GmbH & C o K G 4	Munich, Germany	n/a	52.17%
ASM Assembly Systems Ltd [4]	Shanghai, People’s Republic of China	n/a	52.17%
ASM Assembly Systems Ltd [4]	Manchester, United Kingdom	n/a	52.17%
ASM Assembly Systems SAS [4]	Bussy Saint Georges, France	n/a	52.17%
ASM (Assembly Systems) GmbH [4]	Vienna, Austria	n/a	52.17%
ASM (Assembly Systems) GmbH & C o K G 4	Vienna, Austria	n/a	52.17%
ASM Assembly Systems, LLC [4]	Suwanee, United States	n/a	52.17%
ASM Assembly Systems S. de R.L. de C. V. [4]	Jalisco, Mexico	n/a	52.17%
ASM Assembly Systems Pte. Ltd. [4]	Singapore	n/a	52.17%
ASM Assembly Systems AB. [4]	Sollentuna, Sweden	n/a	52.17%
ASM Assembly Systems S.r.l. [4]	Milan, Italy	n/a	52.17%
ASM Sistemas para Montagem de Componentes Eletrônicos Ltda [4]	São Paulo, Brazil	n/a	52.17%

(1)	For these subsidiaries ASM International N.V. has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.
(2)	100% subsidiaries of ASM Pacific Technology Ltd.
(3)	Established in 2008, ASM Pacific Holding B.V. is holding 52.17% of the shares in ASM Pacific Technology Ltd.
(4)	100% subsidiaries of ASM Pacific Technology Ltd., Acquired January 7, 2011.

The accounts of the above mentioned entities and of certain insignificant subsidiaries not mentioned above have been consolidated in the Consolidated Financial Statements.

3- Acquisition

On January 7, 2011 ASMPT acquired the entire (voting) equity interest of SEAS Entities for a cash consideration of €36.5 million from Siemens Aktiengesellschaft. The principal activities of the SEAS Entities are development, production, sale and service of surface mount technology placement machines. We consider that the surface mount technology (“SMT”) industry is a natural field of expansion for ASMPT and an area to achieve significant synergies given it has similar engineering, technical and production process characteristics compared to the semiconductor equipment industry.

The headquarter of SEAS is located in Munich, Germany with production sites in Germany and Singapore. It also has marketing, sales and service offices in China, Unites States of America (“USA”), Austria, United Kingdom, France, Sweden, Italy, Mexico and Brazil.

Apart from the cash consideration paid, ASMPT entered into certain financial commitments to the ASM AS Entities and Siemens AG pursuant to the Master Sale and Purchase Agreement of the Acquisition entered into between Siemens AG and the Company (the “MSP Agreement”) which are summarized as set out below.

ASMPT undertook to pay an equity amount of €20.0 million as a capital injection to increase ASM AS KG’s registered limited partnership interest, and to grant ASM AS KG a revolving loan facility of up to €20.0 million for a period of at least three years from the completion of the acquisition subject to the terms and conditions as set out in the MSP Agreement (the “Loan Commitment”). ASMPT shall not alter, rescind, rewind or in any other way contradict the letter of support granted to ASM AS KG up to an amount of €120.0 million valid as for a duration of six years following the completion of the acquisition. The letter of support is to procure that ASM AS KG will for a period of six years after the completion of the acquisition be in position to fulfill its obligations towards its creditors when the obligations become due. ASMPT undertook to procure that ASM AS KG will not reduce or decrease the registered limited partnership interest of ASM AS KG for a period of three years following the completion of the acquisition.

Further, ASMPT undertook to Siemens AG that for a period of three years from date of the completion of the acquisition that the ASMPT would not directly or indirectly, (i) make, resolve, initiate, enable or accept any withdrawals from ASM AS KG or any of its partial or entire successors conducting the business or parts thereof (the “Sustained Business”), (ii) make, resolve on, initiate, enable or accept dividend payments or loan repayments by the Sustained Business, (iii) encumber, induce or impose the encumbrance of any assets of ASM AS KG or any of its successors other than in the ordinary course for the regular operative business of ASM AS KG, (iv) accept other non-arm’s length advantages from the Sustained Business, or (v) change, alter, rescind, rewind or in any other way contradict the equity commitment and loan commitment as set out in the MSP Agreement; (vi) impose transaction or management fees on the target companies; (vii)enter into any consultancy agreement in excess of €100 thousand ; enter into any agreement or transaction which may result in a partial or entire change of the shareholding in the target companies or in the transfer of any asset relevant for the business from the target companies.

In addition, ASMPT undertook to Siemens AG that certain employment protection clauses of ASM AS KG as included in the MSP Agreement, including the maintenance of existing site in Munich, Germany and Munich as the headquarters of the group comprising principally the ASM AS Entities, and compliance with certain collective labor agreements, for a period of 3 years after closing date. ASMPT also undertook for a period of 3 years after closing date not to lay off any employees of SEAS KG for operational reason.

ASMPT also undertook to pay Siemens AG liquidated damages in the amount up to €20.0 million if ASMPT does not comply with its obligations in respect of the Sustained Business and employment protection as set out in the MSP Agreement and is not able to cure such non-compliance within a reasonable period of time. ASMPT agreed to provide Siemens AG with a bank guarantee which shall secure the obligations of ASMPT as set out above in an amount of not less than €20.0 million. The guarantee is to cover a period of four years and the aggregate expense to ASMPT would be €600,000 which represents part of the acquisition cost and is regarded as part of the consideration for the acquisition.

The following table summarizes the total purchase consideration and the identified assets and liabilities that are separately recognized in the purchase price allocation.

	Carrying value of net assets acquired (excluding acquired cash)	Purchase price allocation	Fair value
Inventories	91,812	11,529	103,341
Trade and other receivables	132,418	—	132,418

Current assets	224,230	11,529	235,759
Property, plant and equipment	13,077		13,077
Intangible assets	1,542	3,520	5,062
Other non-current assets	494	—	494

Non-current assets	15,113	3,520	18,633

Total Assets	239,343	15,049	254,392

Trade and other payables	151,624	—	151,624
Short-term debt	6,738	—	6,738
Deferred tax liabilities	16,199	—	16,199

Current liabilities	174,561	—	174,561
Deferred tax liabilities	4,428	—	4,428
Other non-current liabilities	10,699	—	10,699

Non-current liabilities	15,127	—	15,127

Total liabilities	189,688	—	189,688

Identified net assets	49,655	15,049	64,704
Cash acquired			81,075

			145,779
Total consideration			(36,500)

Gain bargain purchase			109,279

The purchase price allocation resulted in the valuation of acquired technology. Acquisition related costs have been excluded from the cost of acquisition and recognized as an expense in the year when incurred as within the “general and administrative expenses” line item in the consolidated statement of operations. Cumulative acquisition related costs in respect of the acquisition amounted to €5.2 million of which €0.8 million, €3.6 million and €0.7 million incurred in respectively 2009, 2010 and 2011.

The gain from a bargain purchase of €109,279 was recognized upon completion of the acquisition of the SEAS entities. The gain from a bargain purchase on acquisition was mainly attributable to depressed market value of the acquired business because of years of losses due to challenging economic environment and the bad global economic environment during the period of negotiation of the acquisition.

Estimated future amortization expense associated with the intangible assets acquired SEAS at December 31, 2011 is as follows:

2012	1,012
2013	1,012
2014	1,012
2015	1,012

The following unaudited pro forma summary presents information as if SEAS had been acquired as of January 1, 2009, the first day of the Company’s 2009 fiscal year. In addition to an adjustment to amortization expense to reflect the value of intangibles recorded for this acquisition. No adjustment was made to reduce historical interest income to reflect the Company’s use of available cash in this acquisition. The proforma amounts do not reflect any benefits from economies that might be achieved from combining the operations of the two companies.

The pro forma information presented below (in thousands, except per share data) does not necessarily reflect the actual results that would have occurred had the companies been combined during the periods presented, nor is it necessarily indicative of the future results of operations of the combined companies.

	December 31,
	2009	2010
Net sales	808,042	1,571,357
Net income	(185,001)	271,240
Basic earnings per share	€(3.27)	€2.40
Diluted earnings per share	€(3.27)	€2.33

Since the acquisition date, January 7, 2011, SEAS contributed €444 million to net sales and €53 million to result from operations as reported in the consolidated statement of operations.

4- Cash and Cash Equivalents

At December 31, 2011, cash and cash equivalents of the Company’s subsidiaries ASMPT and ASM Japan amounted to €162,136 and €20,302 respectively, which are restricted to be used only in the operations of ASMPT and ASM Japan respectively. No further restrictions on usage of cash and cash equivalents exist. The carrying amount approximates their fair value.

5- Pledged bank deposit

Pursuant to the Master Sale and Purchase Agreement of the acquisition (see note 3) entered into between ASMPT and Siemens Aktiengesellschaft , ASMPT provided a bank guarantee to Siemens AG upon completion of the acquisition for the purpose of securing certain obligations to an amount of €20 million. At 31 December 2011, a bank deposit amounting to €20 million is pledged for the purpose of securing the bank guarantee. The pledged bank deposit will be released on 7 January 2015.

The pledged bank deposit carried interest at market rates of 0.95% per annum.

6- Accounts receivable

The carrying amount of accounts receivable is as follows:

	Current	Overdue < 30 days	Overdue 31 – 60 days	Overdue 61 – 120 days	Overdue > 120 days	Total
December 31, 2010	213,059	28,684	15,814	10,368	3,346	271,271
December 31, 2011	264,224	31,529	12,126	13,579	9,433	330,891

The changes in the allowance for doubtful accounts receivable are as follows:

Balance January 1, 2009	(7,300)
Charged to selling, general and administrative expenses	(2,812)
Utilization	1,145
Foreign currency translation effect	(1)

Balance December 31, 2009	(8,968)
Charged to selling, general and administrative expenses	(461)
Utilization	648
Foreign currency translation effect	(522)

Balance December 31, 2010	(9,304)
Charged to selling, general and administrative expenses	(356)
Utilization	2,109
Foreign currency translation effect	(50)

Balance December 31, 2011	(7,601)

The carrying amount of the accounts receivable approximates their fair value.

7- Inventories

Inventories consist of the following:

	December 31,
	2010	2011
Components and raw materials	138,965	189,174
Work in process	128,728	175,564
Finished goods	28,165	70,918

Total inventories, gross	295,857	435,656
Allowance for obsolescence	(41,301)	(58,989)

Total inventories, net	254,557	376,667

The changes in the allowance for obsolescence are as follows:

Balance January 1, 2009	(32,615)
Charged to cost of sales	(27,236)
Utilization	11,818
Foreign currency translation effect	1,094

Balance December 31, 2009	(46,939)
Charged to cost of sales	(3,248)
Utilization	14,628
Foreign currency translation effect	(5,742)

Balance December 31, 2010	(41,301)
Charged to cost of sales	(28,122)
Utilization	12,526
Foreign currency translation effect	(2,092)

Balance December 31, 2011	(58,989)

8- Other Intangible Assets

Other intangible assets include purchased technology from third parties and software developed or purchased (including licences) for internal use. The changes in the amount of other intangible assets are as follows:

	Software	Purchased technology and other intangible assets	Total
At cost:
Balance January 1, 2010	13,324	2,920	16,244
Additions	624	—	624
Reclassification	131	—	131
Foreign currency translation effect	354	272	626

Balance December 31, 2010	14,433	3,192	17,625
Additions	3,417	3,682	7,099
Acquisitions	44	4,782	4,826
Disposals	(104)	(47)	(151)
Foreign currency translation effect	252	603	855

Balance December 31, 2011	18,042	12,212	30,254

Accumulated amortization:
Balance January 1, 2010	4,887	2,420	7,307
Amortization for the year	2,376	358	2,735
Reclassification	240	—	240
Foreign currency translation effect	305	233	538

Balance December 31, 2010	7,809	3,011	10,820
Amortization for the year	2,901	1,570	4,471
Disposals	(104)	(47)	(151)
Foreign currency translation effect	179	159	338

Balance December 31, 2011	10,785	4,693	15,478

Other intangible assets, net:
December 31, 2010	6,624	181	6,804
December 31, 2011	7,257	7,519	14,776

Other intangible assets are amortized over useful lives of 3 to 7 years. Estimated amortization expenses relating to other intangible assets are as follows:

2012	5,054
2013	4,279
2014	2,784
2015	1,640
2016	860
2017	159

14,776

9- Goodwill

The changes in the carrying amount of goodwill are as follows:

	Front-end	Back-end	Total
Balance January 1, 2010	10,395	36,828	47,223
Foreign currency translation effect	798	2,794	3,592

Balance December 31, 2010	11,193	39,622	50,815
Foreign currency translation effect	—	1,316	1,316

Balance December 31, 2011	11,193	40,938	52,131

The allocation of the carrying amount of goodwill is as follows:

	December 31,
	2010	2011
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
ASM Genitech Korea Ltd	7,633	7,633

Back-end segment:
ASM Pacific Technology Ltd	39,622	40,938

Total	50,815	52,131

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

The material assumptions used for the fair value calculation of the reporting unit are:

•

A discount rate of 20.5% (unchanged from 2010) representing the pre-tax weighted average cost of capital. This relative high rate is a consequence of the current situation whereby certain production lines are in the early phase of the product lifecycle, hence reflecting a higher risk.

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

These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Based on this analysis management believes that as per December 31, 2011 the fair value of the reporting units exceeded the carrying value.

10- Property, Plant and Equipment

The changes in the amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost:
Balance January 1, 2010	96,475	316,935	413,410
Capital expenditures	24,716	78,258	102,974
Retirements and sales	(1,612)	(18,787)	(20,399)
Reclassification	74	(206)	(132)
Foreign currency translation effect	11,778	33,690	45,468

Balance December 31, 2010	131,431	409,889	541,320
Capital expenditures	38,993	50,226	89,218
Acquisition	276	11,249	11,525
Impairment	(1,416)	(6,622)	(8,038)
Retirements and sales	(9,361)	(30,692)	(40,053)
Reclassification	(235)	235	—
Foreign currency translation effect	8,186	20,666	28,852

Balance December 31, 2011	167,874	454,950	622,824

Accumulated depreciation:
Balance January 1, 2010	62,583	236,016	298,599
Depreciation for the year	7,092	23,538	30,630
Retirements and sales	(1,607)	(15,757)	(17,364)
Reclassification	—	(240)	(240)
Foreign currency translation effect	6,147	25,609	31,756

Balance December 31, 2010	74,216	269,167	343,383
Depreciation for the year	9,170	30,815	39,985
Retirements and sales	(9,310)	(26,920)	(36,230)
Foreign currency translation effect	3,020	12,485	15,505

Balance December 31, 2011	77,096	285,547	362,643

Property, plant and equipment, net:
December 31, 2010	57,215	140,722	197,937
December 31, 2011	90,778	169,403	260,180

Useful lives in years:	- Buildings and leasehold improvements	10-25
	- Machinery and equipment	2-10
	- Furniture and fixtures	2-10

ASM Japan has pledged real estate with a carrying value of €6,088 to secure loan facilities outstanding in Japan.

In 2011 the Company recorded an impairment charge of €8,038 related to machinery and equipment. The Company impaired certain items of property, plant and equipment related to the Back-end lead frame business. The impairment loss of €8,038 was recognized based on the recoverable amount of the relevant assets.

In 2009 the Company recorded impairment charges of €4,628 mainly related to machinery and equipment. The Company impaired certain demo tools which were as a result of the strategic reorientation determined end of life. Valuations of these assets are classified as Level 3 in the fair value hierarchy since their fair values were determined based on unobservable inputs. The impairment charges were determined based on the difference between the asset’s estimated fair value and their carrying amount.

In 2009 the decision was made to dispose certain items of property, plant and equipment. These assets are reported as held for sale.

11- Assets held for sale

The changes in the carrying value of assets held for sale are as follows:

	Japan	The Netherlands	Total
Balance January 1, 2010	5,231	277	5,508
Foreign currency translation effect	839	—	839

Balance December 31, 2010	6,070	277	6,347
Foreign currency translation effect	515	—	515

Balance December 31, 2011	6,585	277	6,862

In 2009 the decision was made to dispose certain items of property, plant and equipment. These assets represent a carrying value as per December 31, 2011 of €6,862. The assets held for sale are located in Japan and The Netherlands. In Japan (Tama) a building that was used for research and development activities was ceased to be used in December 2009. The carrying value of €5.7 million is lower than the fair value less cost to sell. Also in Japan, a piece of land that was purchased to build a research and development center has now been regarded as held for sale. The carrying value of €0.9 million is below the expected selling price. The expected selling prices were determined, based on various inputs and considerations, including an appraisal from an outside firm performed during 2011. In the Netherlands the former ASMI head office located in Bilthoven has been regarded as held for sale. The carrying value of €0.3 million is lower than the fair value less cost to sell. The expected selling prices were determined, based on various inputs and considerations, including an appraisal from an outside firm performed during 2009. During 2011 both the Japanese and the Dutch properties were under the interest of the market, though the assets have not been sold yet, the outside firms maintain the expected selling prices.

12- Evaluation tools at customers

The changes in the amount of evaluation tools are as follows:

Balance January 1, 2010	11,282
Evaluation tools shipped	5,381
Depreciation	(2,477)
Evaluation tools sold	(8,526)
Foreign currency translation effect	984

Balance December 31, 2010	6,644
Evaluation tools shipped	14,901
Depreciation	(2,518)
Evaluation tools sold	(7,830)
Transfer from inventories	1,913
Foreign currency translation effect	877

Balance December 31, 2011	13,987

Useful lives in years:	5

Evaluation tools are systems delivered to customers under evaluation agreements. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as Cost of sales.

13- Investments

The investment of €1,044 as per December 31, 2011 reflects the cost of the interest in Levitech B.V. Resulting from the management buy-out in 2009 of the RTP business, ASM International N.V. obtained a 20% interest in Levitech B.V. During 2011 the capital of Levitech B.V was increased, ASMI participated in this capital increase maintaining a 20% interest.

14- Notes Payable to Banks

Information on notes payable to banks is as follows:

	December 31,
	2010	2011
Short-term debt outstanding in:
Japan	7,130	7,734
Singapore	1,167	—
ASMPT	—	32,946

Total	8,297	40,680

Short-term debt outstanding in local currencies is as follows (in thousands):

	December 31,
	2010	2011
Japanese yen	775,000	775,000
Singapore dollar	2,000	—
Hong Kong dollar	—	331,144

Short-term debt outstanding in Japan in the amount of €7,734 is collateralized by real estate with a carrying value of €9,525 of ASM Japan.

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 1.9% at December 31, 2011.

Total short-term lines of credit amounted to €289,528 at December 31, 2011. The amount outstanding at December 31, 2011 was €40,680 and the undrawn portion totaled € 248,848. The undrawn portion includes the Company’s standby revolving credit facility of €150,000 with a consortium of banks. The facility is available through July 31 2014. In the event all outstanding convertible bonds due 6 November 2014 are converted, repaid or replaced prior to 30 June 2014, the maturity date will be 31 July 2015. Once the facility is used, this usage is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion further includes €92,262 for ASMPT, which amount is restricted to be used only in the operations of ASMPT. The undrawn portion further includes €6,587 for ASM Japan, which amount is restricted to be used only in the operations of ASM Japan.

The credit facility of €150,000 bank includes two financial covenants: a minimum long-term committed capital and a total net debt/equity ratio. These financial covenants are measured twice each year, at June 30 and December 31. The minimum level of long-term committed capital for the year ended December 31, 2011 was €320 million, the long-term committed capital as per that date was € 810 million. Long-term committed capital is defined as the consolidated total equity plus the nominal value of the Convertible bonds due 2014. The net debt/equity ratio should not exceed 2.0, whereby equity is defined as consolidate total equity. For the year ended December 31, 2011 net cash was €30.4 million and total equity €660 million. The Company is in compliance with these financial covenants as of June 30, 2011 and as of December 31, 2011.

Short-term line of credits of ASM Japan of €1,747 include financial covenants, of which the most important covenants, measured at December 31 of each year are, no two loss making years in a row and no annual loss in excess of a certain percentage of the equity of ASM Japan. ASM Japan is in compliance with these financial covenants as of December 31, 2011.

ASMI is guarantor with respect to a credit line of € 14,321, with €7,734 outstanding, of ASM Japan. ASMI does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of ASMI. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its non ASMPT subsidiaries.

15- Provision for Warranty

The changes in the amount of provision for warranty are as follows:

Balance January 1, 2010	5,650
Charged to cost of sales	7,066
Deductions	(4,824)
Foreign currency translation effect	381

Balance December 31, 2010	8,273
Charged to cost of sales	29,809
Acquisition SEAS	33,733
Deductions	(24,822)
Foreign currency translation effect	2,519

Balance December 31, 2011	49,512
Non-current portion	(6,828)

Current portion	42,684

The increase of the deductions in 2011 is mainly caused by the newly acquired SEAS business.

Costs of warranty include the cost of labor, material and related overhead necessary to repair a product during the warranty period. The warranty period is usually one to two years. The Company accrues for the estimated cost of the warranty on its products shipped in the provision for warranty, upon recognition of the sale of the product. The costs are estimated based on actual historical expenses incurred and on estimated future expenses related to current sales, and are updated periodically. Actual warranty costs are charged against the provision for warranty.

16- Accrued Expenses and Other

Accrued expenses and other consist of the following:

	December 31,
	2010	2011
Advance payments from customers	28,272	29,621
Accrual for employee contract termination benefits	2,065	—
Accrual for onerous contracts	1,449	446
Deferred revenue	4,367	6,340
Accrual for salaries, wages and related taxes and expenses	47,060	60,039
Interest payable	2,102	1,881
Payables arising from acquisition of property, plant and equipment	18,251	20,509
Other	13,835	34,054

	117,401	152,890

The accrual for employee termination benefits relates to the benefits payable to employees that have become redundant and are terminated under the terms and conditions of a restructuring plan. The accrual for onerous contracts relates to operating lease contracts for buildings for which no economic benefits are expected. The accrual for onerous contracts is expected to be utilized by 2013.

17- Long-term Debt

Long-term debt consists of the following:

	December 31,
	2010	2011
Term loans:
Japan, 1.2-2.0%, due 2012 – 2014	16,606	17,764
Singapore, 4.5%, due 2011	337	—
Mortgage loans:
Japan, 2.1-2.2%, due 2012	2,898	1,746
Capital lease commitments:
Japan, 1.8%, due 2012	425	141

	20,266	19,651
Current portion	(15,950)	(4,332)

	4,316	15,319

Long-term debt, including current portion, in local currencies is as follows (in thousands):

	December 31,
	2010	2011
Japanese yen	2,166,175	1,969,097
Singapore dollars	578	—

Aggregate annual principal repayments for years subsequent to December 31, 2011 are:

2012	4,332
2013	349
2014	14,970

19,651

Long-term debt outstanding in Japan in the amount of €15,120 is collateralized by real estate with a carrying value of €6,088 of ASM Japan.

Long-term debt of ASM Japan of €11,976 includes financial covenants, of which the most important covenants, measured at December 31 of each year are as follows:

•	no two loss making years in a row;

•	no annual loss in excess of a certain percentage of the equity of ASM Japan.

ASM Japan is in compliance with these financial covenants as of December 31, 2011.

ASMI is guarantor with respect to €2,794 long-term debt outstanding of ASM Japan.

Capital lease commitments relate to commitments for equipment and machinery.

18- Convertible Subordinated Debt

As per 1 January 2009, ASMI applies ASC 815 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

Our convertible bonds due 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2011 the accounting was different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2011 were denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options were recognized as a liability measured at fair value. The conversion option was measured at fair value through the income statement, for 2011 this revaluation at fair value resulted in a loss of €4.4 million (2010 €19.0 million). For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the Company’s equity shares, in which they can be converted to, are denominated in the same currency (Euro). Based on this criterion the conversion option qualifies as permanent equity.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For the financial year 2011 this accretion interest expense was €4,401 (2010; €6,010).

On December 31, 2010 we initiated a full redemption for all of the outstanding principal balance of our 4.25% Convertible Subordinated notes due 2011, as per February 15, 2011. This proposal for redemption resulted in an almost full conversion of convertible notes into common shares. Until conversion, the conversion option was valued at fair value resulting in a non-cash loss during 2011 of €4.4million.

The changes in the outstanding amounts of convertible subordinated debt are as follows:

	5.25% convertible subordinated notes, due 2010	4.25% convertible subordinated notes, due 2011	6.50% convertible unsecured notes, due 2014
Liability at redemption value at date of issuance	79,267	111,682	150,000
Conversion component at date of issuance	(13,653)	(18,329)	(23,601)

Liability component at date of issuance	65,614	93,353	126,399

Balance January 1, 2010	11,542	65,394	126,955
Conversion of notes	(12,677)	(5)	—
Accrual of interest	181	1,560	3,849
Repurchasing of notes	—	(38,276)	—
Foreign currency translation effect	954	3,765	—

Balance December 31, 2010	—	32,439	130,804
Conversion of notes	—	(32,536)	—
Accrual of interest	—	126	4,274
Foreign currency translation effect	—	(29)	—

Balance December 31, 2011	—	—	135,078

Reported as non-current liabilities	—	—	135,078
Reported as current liabilities	—	—	—

	5.25% convertible subordinated notes, due 2010	4.25% convertible subordinated notes, due 2011	6.50% convertible subordinated notes, due 2014
Nominal value in US$:
December 31, 2010	—	44,909	n/a
December 31, 2011	—	—	n/a

Nominal value in €:
December 31, 2010	—	33,609	150,000
December 31, 2011	—	—	150,000

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

In 2007, US$ 20.8 million of the US$ 90.0 million convertible subordinated notes were repurchased. The US$ 20.8 million were repurchased for a market value of US$ 29.0 million. The loss for the early extinguishment of the notes of €6,309, which includes the premium paid above par and the write-off of unamortized issuance costs, was recorded as expense from early extinguishment of debt in the Consolidated Statement of Operations for the year 2007.

In 2008, US$ 48.3 million convertible subordinated notes was repurchased. The US$ 48.3 million was repurchased for a market value of US$ 37.7 million. The gain from the early extinguishment of the notes of €7,957, which includes the premium paid under par and the write-off of unamortized issuance costs, was recorded as a gain from early extinguishment of debt in the Consolidated Statement of Operations for the year 2008.

In 2008 US$ 0.01 million in convertible subordinated notes were converted into 520 common shares out of the treasury shares, previously purchased by the Company.

In 2009 US$ 4.0 million convertible subordinated notes was repurchased for a market value of US$ 5.2 million. The loss from the early extinguishment of the notes of €211 thousand, which includes the premium paid above par and the write-off of unamortized issuance costs, was recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

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

In 2009 US$ 26.3 million convertible subordinated notes were repurchased for a market value of US$ 33.7 million. The loss from the early extinguishment of the notes of €1,548 thoussand, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, was recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

In 2010 US$ 56.5 million convertible subordinated notes was repurchased for a market value of US$ 74.6 million. The loss from the early extinguishment of the notes of €3,609, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, was recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2010.

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

6.50% convertible subordinated notes, due 2014

In November 2009, ASMI issued €150.0 million in principal amount of 6.50% convertible unsecured notes due in November 2014 in a private offering. Interest on the notes is payable on February 6, May 6, August 6 and November 6 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible into shares of the Company’s common stock only, initially at a conversion rate of 58.5851 shares of common stock for each €1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of €17.09 per share. As a result of the dividend paid on common shares during 2011 the conversion price was adjusted to €16.85. On or after November 27, 2012, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 130% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days. In the event of a change in control, the Company may be required to repurchase the notes.

The 6.50% convertible subordinated notes rank pari passu amongst themselves and equally with all other unsecured and unsubordinated obligations of the Company.

Conversion option

The conversion component of the subordinated notes qualifying as a liability was measured at fair value. The fair values for these options were determined using a Black-Scholes option valuation model.

Debt issuance costs

The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Consolidated Balance Sheet and amortized by the effective interest method as interest expense during the economic life of the debts. Debt issuance costs of €1,093 are expected to be amortized in 2012.

19- Shareholders’ Equity

Common shares, preferred and financing preferred shares

The authorized capital of the Company amounts to 110,000,000 shares of €0.04 par value common shares, 118,000 shares of €40 par value preferred shares and 8,000 shares of €40 par value financing preferred shares, of which 55,377,020 common shares, no preferred and no financing preferred shares were outstanding as at December 31, 2011. All shares have one vote per €0.04 par value. Treasury shares held by the Company cannot be voted on.

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

Preferred shares are entitled to a cumulative preferred dividend based on the amount paid-up on such shares. Financing preferred shares are entitled to a cumulative dividend based on the par value and share premium paid on such shares. The preferred dividend on the amount paid-up was €5 for the year 2009.

In the event preferred shares are issued, the Management Board must, within two years after such preferred shares were issued, submit to the general meeting a proposal to annul the preferred shares. On May 14, 2008, 21,985 preferred shares were issued to Stichting Continuïteit ASM International (“Stichting”). The amount paid-up by Stichting was €220, which is the equivalent of one/fourth of the nominal value of the preferred shares. On May 14, 2009 the Annual Meeting of Shareholders resolved to cancel the outstanding preferred shares and to reissue an option to Stichting Continuïteit to acquire preferred shares.

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

In September 2010, Lehman’s administrators notified us that there is a possible shortfall in the number of shares held by Lehman of 479,279 shares (out of the 2,552,071 shares), which cannot currently be accounted for by Lehman. During 2011 we received further information based on which we conclude that the possible shortfall in the number of shares held by Lehman is now reduced to 246,983 shares

The Lehman administrators also reported a segregated collateral cash account of US$ 6,759, that ASMI may be entitled to in the absence of the shares. We have not been able to obtain additional information to confirm and understand the potential shortfall of shares or our ability to recover the US$ 6,759 from the Lehman bankruptcy proceedings in lieu of the shares. Accordingly, we are uncertain at this time as to the accuracy of the shortfall of shares, our ability to claim the collateral cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made by the administrator since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, we believe it may take several years to obtain clarity or resolution about the potential shortfall or claim to cash. ASMI is in the process of filing a claim with the Lehman administrators to safeguard our interests.

Considering the factual and legal uncertainties, it is premature to conclude that the 246,983 shares should still be considered as outstanding or that ASMI has a US$ 6,759 receivable from Lehman. ASMI has, therefore, neither reversed the cancellation of these shares that we recorded in 2009, nor recorded a receivable from Lehman. If the shares would be considered as outstanding, the negative impact on our basic and diluted earnings per share (EUR 1) as at December 31, 2011 would have been €0.015 and €0.012 respectively per share.

Retained earnings

Distributions to common shareholders are limited to the extent the total amount of shareholders’ equity exceeds the amounts of nominal paid-in share capital (exclusive any share premium) and any reserves to be formed pursuant to law or the Company’s articles of association. The amounts are derived from the Statutory Financial Statements of ASM International N.V.

Results on dilution of investments in subsidiaries are accounted for directly in equity. The 2009 results and changes in equity have been adjusted accordingly. For 2011 and 2010 these dilution gains were €5,263 and €4,957 respectively.

Accumulated other comprehensive loss

The changes in the amount of accumulated other comprehensive loss are as follows:

	Foreign currency translation effects	Unrealized gains (losses) on derivative instruments, net of tax	Unrecognized pension obligations, net of tax	Total
Balance January 1, 2010	(64,240)	(123)	(391)	(64,754)
Foreign currency translation effect on translation of foreign operations	30,553	—	(87)	30,466
Increase in fair value of derivative instruments, net of tax	—	136	—	136
Actuarial loss	—	—	(87)	(87)

Total change in accumulated other comprehensive loss	30,553	136	(174)	30,515

Balance December 31, 2010	(33,687)	13	(565)	(34,239)
Foreign currency translation effect on translation of foreign operations	13,357	—	—	13,357
Increase in fair value of derivative instruments, net of tax	—	(13)	—	(13)
Actuarial loss	—	—	744	744

Total change in accumulated other comprehensive loss	13,357	(13)	744	14,088

Balance December 31, 2011	(20,330)	—	179	(20,151)

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 23, 2011, the General Meeting of Shareholders authorized the Company, for an 18-month period, to be calculated from the date of the General Meeting, to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the purchase date.

Per February 29, 2012 no shares were bought back under the authorization of May 23, 2011.

The maximum of shares that may yet be purchased under the program takes into account the treasury shares held by the Company (at December 31, 2011 there were no treasury shares held) and the maximum number of common shares which the Company can hold according to its Articles of Association. This maximum is 10% of the number of common shares issued.

20- Employee Benefits

Pension plans

Front-end

For the Front-end segment the Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except for the plans of the Company’s operations in the Netherlands and Japan.

The Company’s employees of the Front-end segment in the Netherlands, approximately 165 FTE, participate in a multi-employer union plan ,“Bedrijfstakpensioenfonds Metalektro”, (“PME”) determined in accordance with the collective bargaining agreements effective for the industry in which ASMI operates. This collective bargaining agreement has no expiration date. This multiemployer union plan covers approximately 1,220 companies and 130,000 contributing members. ASMI’s contribution to the multiemployer union plan is less than 5.0% of the total contribution to the plan as per the annual report for the year ended December 31, 2010. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multiemployer union plan must be monitored against specific criteria, including the coverage ratio of the plan assets to its obligations. This coverage ratio must exceed 104.3% for the total plan. Every company participating in a Dutch multiemployer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multiemployer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

ASMI’s net periodic pension cost for this multiemployer union plan for any period is the amount of the required contribution for that period. A contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because each entity that participates in a multiemployer union plan shares in the actuarial risks of every other participating entity or any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate.

The coverage ratio of the multiemployer union plan decreased to 90.0% as of December 31, 2011 (December 31, 2010: 96.0%). Because of the low coverage ratio PME prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank, the Dutch central bank, which is the supervisor of all pension companies in the Netherlands. Due to the low coverage ratio and according the obligation of the “Recovery Plan” the pension premium percentage will increase from 23.0% in 2011 to 24.0% in 2012. The coverage ratio is calculated by dividing the plan assets by the total sum of pension liabilities and is based on actual market interest.

The Company’s employees of the Front-end segment in Japan participate in a defined benefit plan. The funded status of the plan and the amounts not yet recognized in the Consolidated Statement of Operations and the amounts recognized in the Consolidated Balance Sheet are as follows:

	December 31,
	2010	2011
Defined benefit obligations	(8,805)	(9,485)
Fair value of plan assets	3,189	4,090

Funded status deficit	(5,617)	(5,395)
Unrecognized actuarial loss	954	1,215
Unrecognized prior service cost	—	(684)

Net liabilities	(4,663)	(4,864)

The changes in defined benefit obligations and fair value of plan assets are as follows:

	December 31,
	2010	2011
Defined benefit obligations
Balance January 1	6,560	8,805
Current service cost	629	664
Interest on obligation	139	107
Actuarial losses (gains)	795	(53)
Benefits paid	(819)	(176)
Curtailment and settlement	—	(630)
Foreign currency translation effect	1,502	768

Balance December 31	8,805	9,485
Fair value of plan assets
Balance January 1	2,119	3,189
Expected return on plan assets	77	103
Actuarial losses	658	(219)
Company contribution	647	852
Benefits paid	(819)	(176)
Foreign currency translation effect	507	342

Balance December 31	3,189	4,090

The net periodic benefit cost consists of the following:

	December 31,
	2009	2010	2011
Current service cost	675	629	664
Interest on obligation	154	139	107
Expected return on plan assets	(98)	(77)	(103)
Amortization deferred actuarial loss	44	1	6
Amortization of past service cost	—	—	(13)

Net periodic pension benefit cost	775	692	662

The actual return on plan assets was €78, €734 and €(116) for the years ended December 31, 2009, 2010 and 2011 respectively.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	December 31,
	2009	2010	2011
Discount rate for obligations	1.70%	1.25%	1.25%
Expected return on plan assets	3.00%	3.00%	3.00%
Expected rate of compensation increase	2.93%	2.93%	2.93%

The allocation of plan assets is as follows:

	December 31,
	2010		2011
Equity	798	25%	940	23%
Bonds	1,965	62%	2,488	60%
Loans	235	7%	368	9%
Real estate	51	2%	66	2%
Other	140	4%	227	6%

	3,189	100%	4,090	100%

Equity securities consist primarily of publicly trades Japanese companies and common collective funds. Publicly traded equities are valued at the closing prices reported in the active market in which the individual securities are traded (level 1). Common collective funds are valued at the net asset value (level 1) per share multiplied by the number of shares held as of the measurement date.

Fixed income (bonds and loans) consists of corporate bonds, government securities and common collective funds. Corporate and government securities are valued by third-party pricing sources (level 2). Common collective funds are valued at the net asset value per share (level 2) multiplied by the number of shares held as of the measurement date.

Real estate fund and other values are primarily reported by the fund manager and are based on valuation of the underlying investments(level 3) which include inputs such as cost, discounted cash flows, independent appraisals and market based comparable data.

The plan assets do not include any of the Company’s shares.

Back-end

For the Back-end segment the ASMPT has retirement plans covering a substantial portion of its employees. The principal plans are defined contribution plans.

The plans for employees in Hong Kong are registered under the Occupational Retirement Schemes Ordinance (“ORSO Scheme”) and a Mandatory Provident Fund Scheme (“MPF Scheme”) established under the Mandatory Provident Fund Schemes Ordinance in December 2000. The assets of the schemes are held separately from those of ASMPT in funds under the control of trustees. The ORSO Scheme is funded by monthly contributions from both employees and ASMPT at rates ranging from 5% to 12.5% of the employee’s basic salary, depending on the length of services with ASMPT. For members of the MPF Scheme, ASMPT contributes 5% of relevant payroll costs to the MPF Scheme subject only to the maximum level of payroll costs amounting to HK$20,000 (equivalent of €2,000) per employee, which contribution is matched by the employees.

The employees of ASMPT in Mainland China, Singapore and Malaysia are members of state managed retirement benefit schemes operated by the relevant governments. ASMPT is required to contribute a certain percentage of payroll costs to these schemes to fund the benefits. The only obligation of ASMPT with respect to these schemes is to make the specified contributions. The assets of the schemes are held separately from those of ASMPT in funds under the control of trustees, and in the case of Singapore and Malaysia, by the Central Provident Fund Board of Singapore and Employee Provident Fund of Malaysia respectively.

Certain ASM AS (the former SEAS) entities operate funded defined benefits pension scheme for all their qualified employees. Pension benefits provided by ASM AS Entities are currently organized primarily through defined benefit pension plans which cover virtually all German employees and certain foreign employees of ASM AS entities. Furthermore, ASM AS entities provide other post-employment benefits, which consist of transition payments and death benefits to German employees after retirement. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans. Defined benefit plans determine the entitlements of their beneficiaries. An employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the reporting date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the Defined Benefit Obligation (“DBO”), which is calculated with consideration of future compensation increases by actuaries. The DBO is calculated based on the projected unit credit method and reflects the net present value as of the reporting date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.

In the case of unfunded plans, the recognized pension liability is equal to the DBO adjusted by unrecognized past service cost. In the case of funded plans, the fair value of the plan assets is offset against the benefit obligations. The net amount, after adjusting for the effects of unrecognized past service cost, is recognized as a pension liability or prepaid pension asset.

December 31, 2011
Defined benefit obligations	(22,303)
Fair value of plan assets	21,364

Funded status deficit	(939)

The changes in defined benefit obligations and fair value of plan assets are as follows:

December 31, 2011
Defined benefit obligations
Balance January 1	—
Obligation assumed in the acquisition of SEAS	22,305
Current service cost	1,502
Interest on obligation	898
Actuarial losses	(2,662)
Benefits paid	(26)
Transfers	(65)
Contribution participants	89
Foreign currency translation effect	262

Balance December 31	22,303

Fair value of plan assets
Balance January 1	—
Fair value of plan assets at completion date of acquisition of SEAS	22,199
Expected return	673
Actuarial losses	(1,646)
Contribution participants	89
Foreign currency translation effect	50

Balance December 31	21,364

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

December 31, 2011
Discount rate for obligations	5.25%
Expected return on plan assets	4.00%
Expected rate of compensation increase	2.26%

The allocation of plan assets is as follows:

	December 31, 2011
Equity	3,418	16%
Fixed income and corporate bonds	17,519	82%
Cash and other assets	427	2%

	21,364	100%

The plan assets do not include any of the Company’s shares.

Other post-employment benefit plans ASMPT.

Employees who joined ASM Assembly Systems GmbH & Co. KG , a subsidiary located in Germany, on or before 30 September 1983, are entitled to transition payments and death benefits. In respect of the transition payments for the first six months after retirement, participants receive the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Employees of the Group in France are entitled to retirement indemnity plans as required by the French labor laws.

The reconciliation of the funded status of the other post-employment benefit plans to the amount recognized in the consolidated statement of financial position per December 31, 2011 is as follows:

Defined benefit obligation (unfunded)	(1,414)

The reconciliation of the changes in the benefit obligation for the other post-employment benefits for the year ended 31 December 2011 is as follows:

December 31, 2011
Defined benefit obligations
Balance January 1	1,470
Current service cost	63
Interest on obligation	65
Actuarial losses	(174)
Benefits paid	(18)
Foreign currency translation effect	9

Balance December 31	1,414

The components of the principal pension benefit plans and the other post-employment benefit plans recognized in the consolidated statement of operations in respect of these defined benefit plans and other post-employment benefits for year ended 31 December 2011 are as follows:

	December 31, 2011
	Principal defined benefit plans	Other post- employment benefit plans	Total
Current service cost	(1,502)	(63)	(1,565)
Interest on obligation	(898)	(65)	(962)
Expected return on plan assets	673	—	673

Net periodic pension benefit cost	(1,726)	(128)	(1,854)

The actual return on plan assets was €973 for the year ended December 31, 2011.

Other retirement benefit obligations ASMPT.

The consolidated statement of financial position also includes liabilities for other retirement benefit obligations consisting of liabilities for severance payments in Italy and Austria amounting to €317 as at 31 December 2011.

ASMI expects to contribute €3,033 to the defined benefit plan in 2012. The Company expects to pay benefits for years subsequent to December 31, 2011 as follows:

	Front-end segment	Back-end segment	Total
2012	79	13	92
2013	56	10	66
2014	93	12	105
2015	71	19	90
2016	92	27	119
Aggregate for the years 2017-2021	1,186	299	1,485

Total	1,577	380	1,957

Retirement plan costs consist of the following:

	December 31,
	2009	2010	2011
Defined contribution plans	6,875	10,423	15,990
Multi-employer plans	2,089	1,207	1,111
Defined benefit plans	775	673	1,844

Total retirement plan costs	9,739	12,303	18,945

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

In 2011 a new Stock Option Plan was adopted. In the new plan to limit potential dilution, the amount of outstanding (vested and non-vested) options granted to the Management Board and to other employees will not exceed 7.5% of the issued ordinary share capital of ASMI. The new Stock Option Plan 2011 consists of two sub-plans: the ASMI Stock Option Plan for employees (ESOP) and the ASMI Stock Option for members of the Management Board (MSOP).

A leading principle of the option plans is that options are issued to employees and Management Board members once per annum as at 31 December of the relevant year, this includes the possible grant to newly hired employees. The number of options outstanding under the option plans or under any other plan or arrangement in aggregate may never exceed 7.5% of ASMI’s share capital. This is in accordance with the ASMI Remuneration Policy.

By resolution of the AGM of 23 May 2011 the formal authority to issue options and shares was allocated to the Management Board subject to the approval of the Supervisory Board. This authority is valid for 18 months and needs to be refreshed annually by the AGM to allow the continued application of the SOPS beyond 23 November 2012. The ESOP is principally administered by the Management Board and the MSOP is principally administered by the Supervisory Board. This complies with applicable corporate governance standards. However, the Supervisory Board has no power to represent the Company. For external purposes the Management Board remains the competent body under both SOPS. The SOPS envisage that the Supervisory Board, or—in the case of the ESOP—the Management Board with the approval of the Supervisory Board, will determine the number of options to be granted to the Management Board members and to employees as of 31 December of any financial year (the Grant date).

For employees and existing Management Board members the Grant Date for all options granted is 31 December of the relevant year. In each of these situations the three year Vesting Period starts at the Grant Date. The exercise price of all options issued under the SOPS is determined on the basis of the market value of the ASMI shares as at (i.e. immediately prior to) the Grant Date.

The exercise period is 4 years starting at the 3rd anniversary of the vesting date.

At December 31, 2011, options to purchase 687,114 shares have been issued under the 2001 Stock Option Plan representing 1.6% of the shares outstanding per December 31,2011. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 1,835,523 options to purchase common stock were outstanding at December 31, 2011, expiring at various dates through 2019. The number of options outstanding at December 31, 2010 and 2011 were 1,445,523 and 1,835,067 respectively.

The following is a summary of changes in options outstanding:

	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in €
Balance January 1, 2009	602,940	18.47	857,790	14.61
Options granted	358,400	17.83	381,600	14.76
Options forfeited	(68,740)	14.27	(245,332)	14.43
Options exercised	(69,700)	12.99	(66,800)	12.20

Balance December 31, 2009	822,900	19.00	927,258	14.89
Options granted	42,000	35.01	64,500	22.53
Options forfeited	(35,700)	19.73	(67,185)	16.97
Options exercised	(143,140)	16.83	(165,110)	13.12

Balance December 31, 2010	686,060	20.40	759,463	15.74
Options granted	—	—	687,114	22.33
Options forfeited	(1,080)	16.65	—	—
Options exercised	(169,870)	19.10	(126,620)	14.82

Balance December 31, 2011	515,110	20.83	1,319,957	19.08

The weighted average fair values of employee stock options granted in U.S. dollars were US$ 9.31 in 2009 and US17.02 in 2010. The weighted average fair values of employee stock option granted in Euro were €7.26 in 2009, €13.94 in 2010 and €22.33 in 2011.

The weighted average remaining contractual life of the outstanding options granted in 2011 is 7 years at December 31, 2011.

The total intrinsic value of options exercised was €684, €2,322 and €4,307 for the years ended December 31, 2009, 2010 and 2011 respectively. In 2009, 2010 and 2011 new shares have been issued for the exercise of 23,009 options, 308,250 options and 296,490 options respectively.

At December 31, 2011 options outstanding and options exercisable classified by range of exercise prices are:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$
1.00-10.00	51,000	7.14	7.52	3,000	7.06
10.00-15.00	91,510	4.18	12.10	45,590	12.12
15.00-20.00	43,800	5.61	18.42	16,600	17.61
20.00-30.00	286,800	4.87	24.28	102,800	24.81
30.00-40.00	42,000	5.01	35.01	—	—

US$1.00-40.00	515,110	5.05	20.83	167,990	20.34

In €		In years	In €		In €
1.00-10.00	13,800	1.91	7.92	4,000	7.79
10.00-15.00	143,020	3.89	12.49	126,160	12.71
15.00-20.00	461,523	4.16	16.15	178,443	17.58
20.00-30.00	701,614	6.89	22.56	—	—

€1.00-30.00	1,319,957	5.56	19.08	308,603	15.46

At December 31, 2011, the aggregate intrinsic value of all options outstanding and all options exercisable is €8,136 and €3,317 respectively.

The cost relating to employee stock options is measured at fair value on the grant date. The fair value was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31,
	2010	2011
Expected life (years)	5 – 10	7
Risk free interest rate	2.8%	3.51%
Dividend yield	—	0.32%
Expected volatility	45.6%	40.90%

The grant date fair value of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of stock options that will eventually vest. The impact of the true up of the estimates is recognized in the consolidated statement of operations in the period in which the revision is determined. We recorded compensation expenses of €2,127, €2,526 and €1,872 for 2009, 2010 and 2011 respectively.

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

The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value. In December 2011, 1,518,100 common shares of ASMPT were issued, for cash at par value of HK$ 0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. In 2010 and 2009, respectively 1,726,900 and 2,035,400 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.19% in 2011, 0.23% in 2010 and 0.28% in 2009. The shares issued under the plan in 2011 have diluted ASMI’s ownership in ASMPT to 52.17% as of December 31, 2011. Total compensation expenses related to the Employee Share Incentive Scheme of respectively €3,685 in 2009, €11,375 in 2010 and €11,580 in 2011 were charged to the Consolidated Statement of Operations.

Dilution investment ASMPT

Results on dilution of investments in subsidiaries are accounted for directly in equity. The 2009 results and changes in equity have been adjusted accordingly.

21- Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2010	2011
Machinery and equipment	3,644	3,953
Furniture and fixtures	359	389

	4,003	4,342
Less accumulated depreciation	(3,211)	(4,075)

	792	267

At December 31, 2011 minimum rental commitments under capital leases and operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

	Capital leases	Operating leases
2012	142	21,933
2013	—	16,591
2014	—	11,361
2015	—	8,903
2016	—	8,040
Years thereafter	—	11,817

Total	142	78,645
Less amount representing interest	(1)

Present value of net minimum lease payments	141

Aggregate rental expense for operating leases was €10,719 in 2009, €10,173 in 2010 and €22,335 in 2011. At December 31, 2011 the Company had entered into purchase commitments with suppliers in the amount of €174,532 for purchases, of which €170,421 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2011 were €17,433.

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

22- Litigation and Environmental Matters

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. For instance, we recently determined that various Applied Materials patents licensed under the 1998 Settlement

Agreement with Applied had expired. Accordingly, as of the third quarter of 2011, we ceased paying such royalties and believe we have overpaid prior related royalties.2010 Applied disagrees and requests we pay royalties through 2013. This matter is being addressed in accordance with the resolution procedures provided in the agreement. Although the ultimate disposition of legal proceedings (including the royalty discussions with Applied Materials) cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a material effect on the financial position of the Company, its cash flows and result of operations.

23- Financial Instruments and Risk Management

Financial Instruments

Financial instruments include:

Financial assets:

	December 31,
	2010	2011
Cash and cash equivalents	340,294	390,250
Pledged cash deposits	—	20,000
Accounts receivable	271,271	330,891
Derivative instruments designated in cash flow hedges	14	—

Financial liabilities:

	December 31,
	2010	2011
Notes payable to banks	8,297	40,680
Accounts payable	170,553	157,549
Current portion of long-term debt	15,950	4,332
Current portion of convertible subordinated debt	32,439	—
Long-term debt	4,316	15,319
Convertible subordinated debt	130,804	135,078
Conversion option	23,875	—
Derivative instruments designated in fair value hedges	31	1,764

Gains or losses related to financial instruments are as follows:

	Year ended December 31,
	2010	2011
Interest income	1,221	2,902
Interest expense	(15,677)	(13,497)
Accretion interest expense convertible notes at amortized value	(6,010)	(4,401)
Loss resulting from early extinguishment of debt	(3,609)	(824)
Revaluation conversion option	(19,037)	(4,378)
Losses Foreign currency exchange, net	(65)	7,040
Addition to allowance for doubtful accounts receivable	(461)	(356)

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

Level 1.	Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2.	Observable inputs other than quoted prices in active markets.

Level 3.	Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis.

	At carrying value	At fair value Level 1	Level 2	Level 3	Total
December 31, 2010

Assets:
Derivative financial instruments	14	—	1,743	—	1,743

Total	14	—	1,743	—	1,743

Liabilities:
Conversion options	23,875	—	23,875	—	23,875

Total	23,875	—	23,875	—	23,875

December 31, 2011

Liabilities:
Derivative financial instruments	1,764	—	40,461	—	40,461

Total	1,764	—	40,461	—	40,461

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

We use forward exchange contracts to hedge its foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which the Company has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive loss in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings.

The majority of revenues and costs of the Company’s Back-end segment are denominated in Hong Kong dollars, Chinese Yuan and U.S. dollars. The effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in foreign currencies is periodically reviewed.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. The Company records all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Unrealized losses included in accumulated other comprehensive loss as of December 31, 2010 of € 13 were reclassified to earnings in 2011. Hedge ineffectiveness was insignificant for the years ended December 31, 2010 and December 31, 2011.

Furthermore, the Company might manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts (fair value hedges) and currency swaps, and non-derivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on receivables and payables denominated in foreign currencies. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Receivables and payables denominated in foreign currencies are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations.

To the extent that exchange rate fluctuations impact the value of the Company’s investments in its foreign subsidiaries, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. Reference is made to Note 19.

The outstanding forward exchange contracts are as follows:

	Currency	Notional amount	Forward contract value	Fair value	Difference between forward value and fair value	Included in accumulated other comprehensive income (loss)
			Euro	Euro	Euro	Euro
December 31, 2010:

Assets:

Cash flow hedge contracts:
Short position	US$	(452)	(350)	(336)	14	13
Fair value hedge contracts:
Short position	US$	(1,881)	(1,376)	(1,407)	(31)	—

December 31, 2011:

Assets:

Fair value hedge contracts:
Short position	US$	(56,975)	(42,225)	(40,461)	1,764	—

For forward exchange contracts, market values based on external quotes from banks have been used to determine the fair value.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar, Singapore dollar, Hong Kong dollar and Japanese yen against the euro as of December 31, 2010 and December 31, 2011. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the U.S. dollar, Singapore dollar, Hong Kong dollar or Japanese yen against the euro. A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in U.S. dollar, Singapore dollar, Hong Kong dollar and Japanese yen.

	Impact on equity
	2010	2011
10% increase of U.S. dollar versus euro	1,061	3,656
10% decrease of U.S. dollar versus euro	(1,061)	(3,656)
10% increase of Singapore dollar versus euro	1,431	5,028
10% decrease of Singapore dollar versus euro	(1,431)	(5,028)
10% increase of Hong Kong dollar versus euro	53,458	66,702
10% decrease of Hong Kong dollar versus euro	(53,458)	(66,702)
10% increase of Japanese yen versus euro	5,016	4,908
10% decrease of Japanese yen versus euro	(5,016)	(4,908)

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar, Hong Kong dollar, Singapore dollar and Japanese yen against the euro as of December 31, 2010 and December 31, 2011 would not result in a material impact on equity.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar, Hong Kong dollar and Japanese Yen against the euro at average exchange rates for the years 2010 and 2011. A positive amount indicates an increase in net earnings.

	Impact on net earnings
	2010	2011
10% increase of Japanese yen versus euro	617	(519)
10% decrease of Japanese yen versus euro	(617)	519
10% increase of U.S. dollar versus euro	(549)	1,887
10% decrease of U.S. dollar versus euro	549	(1,887)
10% increase of Hong Kong dollar versus euro	14,632	14,392
10% decrease of Hong Kong dollar versus euro	(14,632)	(14,392)

A hypothetical 10% strengthening or 10% weakening of any currency other than the U.S. dollar, Hong Kong dollar and the Japanese yen against the euro at average exchange rates for the years 2010 and 2011 would not result in a material impact on net earnings.

Interest Risk

We are exposed to interest rate risk primarily through our borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2011 the Company had convertible subordinated debt borrowings outstanding of €150,000 at a fixed rate, maturing in November 2014, €19,651 in long-term debt at fixed interest rates and €40,680 in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of the Company’s debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2010 and December 31, 2011 borrowing levels.

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

The Company derives a significant percentage of its revenue from a small number of large customers. The Company’s largest customer accounted for approximately 6.4% of net sales in 2011 (2010: 5.2%; 2009: 9.1%) and the ten largest customers accounted for approximately 27.9% of net sales in 2011 (2010: 27.9%; 2009: 32.9%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2011 one customer accounted for 4.5% of the outstanding balance in accounts receivable (2010: 6.0%; 2009: 7.8%).

The Company places its cash and cash equivalent and derivative instruments with high quality financial institutions to limit the amount of credit risk exposure.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Liquidity Risk

The following table summarizes the Company’s contractual obligations as at December 31, 2011 aggregated by type of contractual obligation:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	41,456	41,456	—	—	—
Long-term debt [1,2]	20,527	4,671	15,856	—	—
Convertible subordinated debt [1]	177,625	9,750	167,875	—	—
Operating leases	78,645	21,933	27,952	16,943	11,817
Pension liabilities	9,887	92	171	209	9,415
Purchase obligations:
Purchase commitments to suppliers	174,532	170,421	4,111	—	—
Capital expenditure commitments	17,433	17,433	—	—	—
Unrecognized tax benefits (ASC 740)	21,749	21,749	—	—	—

Total contractual obligations	541,854	287,505	215,965	17,152	21,232

(1)	Including interest expense based on the percentages at the reporting date.
(2)	Capital lease obligations of €141 are included in long-term debt.

Total short-term lines of credit amounted to €289,528 at December 31, 2011. The amount outstanding at December 31, 2011 was €40,680 and the undrawn portion totaled €248,848. The undrawn portion includes the standby revolving credit facility of €150,000 with a consortium of banks. The facility, available through July 31, 2014, is secured by a portion of the Company’s shareholding in ASMPT. In the event all outstanding convertible bonds due 6 November 2014 are converted, repaid or replaced prior to 30 June 2014, the maturity date will be 31 July 2015. The undrawn portion includes €92,262 for ASMPT, which amount is restricted to be used only in the operations of ASMPT. The undrawn portion includes €6,587 for ASM Japan, which amount is restricted to be used only in the operations of ASM Japan.

The Company uses notes payable to banks to manage short term liquidity and uses long-term debt and convertible subordinated debt to manage long term liquidity.

For the majority of purchase commitments, the Company has flexible delivery schedules depending on the market conditions, which allows the Company, to a certain extent, to delay delivery beyond originally planned delivery schedules.

24- Research and Development

Research and Development consists of the following:

	Year ended December 31,
	2009	2010	2011
Research and development expenses	63,934	79,331	130,153
Research and development grants and credits	(1,128)	(546)	(753)

Total research and development	62,806	78,785	129,400

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

With the disposal of our RTP business in 2009 the liability has been transferred to Levitech B.V., the vehicle in which the management buy-out has been constructed. ASM International N.V. participates for 20% in Levitech B.V. With the disposal of our RTP business we have licensed our RTP portfolio of 50 issued patents and 23 pending patents to Levitech BV.

25- Restructuring expenses

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

•	The leveraging of research and development and our product portfolio by reprioritization of strategic programs in order to maximize their potential.

The following table summarizes the aggregated restructuring expenses by type:

	Year ended December 31,
	2009	2010	2011
Employee related expenses	19,437	4,534	—
Contract termination related expenses	2,799	779	—
Impairment charges	4,623	—	—
Transition expenses	4,366	3,806	—
Expenses buy out RTP	3,940	—	—
Other expenses	522	2,082	—

Total restructuring expenses	35,687	11,201	—

Related to these execution plans, an amount of €11.2 million in restructuring expenses was recorded in 2010. These expenses were mainly costs for severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore.

Related to these execution plans, an amount of €35.7 million in restructuring expenses was recorded for of 2009. These charges include:

•

Employee related expenses of €19.4 million. Included are unconditional one-time termination benefits of €15.8 million, conditional one-time termination benefits subject to the final termination date of €1.7 million and other employee related expenses of €1.9 million.

•

Contract termination related expenses of €2.8 million. These expenses mainly relate to operational lease contracts and include both the valuating of the onerous contracts at fair value, the decommissioning expenses and impairments of leasehold improvements.

•

Impairment charges of €4.6 million mainly related to machinery and equipment. We impaired certain demo tools which were as a result of the strategic reorientation determined end of life. The impairment charges were determined based on the difference between the asset’s estimated fair value and their carrying amount.

•

Expenses of €4.4 million resulting from the transition of our global Front-end manufacturing operations from Europe, the United States and Japan, into our Front-end manufacturing operations in Singapore.

•	Expenses of €3.9 million related to the management buy-out of our RTP.

•	Other expenses of €0.6 million.

26- Income Taxes

The components of earnings (loss) before income taxes and Non-controlling interest consist of:

	Year ended December 31,
	2009	2010	2011
The Netherlands	(92,945)	(48,177)	(3,450)
Other countries	28,458	333,639	356,305

Earnings (Loss) before income taxes and Non-controlling interest	(64,487)	285,462	352,855

The income tax expense consists of:

	Year ended December 31,
	2009	2010	2011
Current:
The Netherlands	(297)	(505)	(494)
Other countries	(12,570)	(38,342)	(64,684)

	(12,867)	(38,847)	(65,178)
Deferred:
The Netherlands	—	—	—
Other countries	9,081	(4,093)	28,486

Income tax expense	(3,786)	(42,939)	(36,692)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the Netherlands statutory income tax rates is set forth as follows:

	Year ended December 31,
	2009	2010	2011
Earnings (Loss) before income taxes and Non-controlling interest	(64,487)	285,462	352,855
Netherlands statutory income tax rate	25.5%	25.5%	25.0%
Income tax provision at statutory rate	16,444	(72,793)	(88,214)
Non-deductible expenses	(8,376)	(8,250)	(8,228)
Foreign taxes at a rate other than the Netherlands statutory rate	16,100	24,198	12,983
Valuation allowance	(32,087)	(3,698)	17,991
Non-taxable income	4,870	18,536	30,156
Other	(737)	(932)	(1,380)

Income tax expense	(3,786)	(42,939)	(36,692)

Included in non-taxable income for 2011 is €11,275 regarding the Company’s manufacturing operations in Singapore and other countries where income covering certain products is non-taxable or subject to concessional tax rates under tax incentive schemes granted by the local tax authority. The majority of these tax incentive schemes have terms ending by December 31, 2020.

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

The Netherlands statutory tax rate amounted to 25.5% in 2009 and 2010, for 2011 this rate was 25.0%. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Company’s deferred tax assets and liabilities have been determined in accordance with these statutory income tax rates.

Deferred income taxes consist of the following:

	December 31,
	2010	2011
Deferred tax assets:
Reserves and allowances	7,020	10,415
Net operating losses	153,407	86,720
Depreciation	2,331	363
Other	1,216	6,391

Gross deferred tax assets	163,974	103,889
Less: valuation allowance	(149,600)	(76,467)

Net deferred tax assets	14,374	27,422
Deferred tax liabilities	(321)	(4,381)

Net deferred income taxes	14,053	23,041

Deferred tax assets and liabilities are classified in the consolidated balance sheet as follows:

	December 31,
	2010	2011
Deferred tax assets—current	8,567	14,350
Deferred tax assets—non-current	5,807	13,072
Deferred tax liabilities—current	—	(3,513)
Deferred tax liabilities—non-current	(321)	(868)

	14,053	23,041

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2011 of €317,632 for tax return purposes to reduce future income taxes, mainly in Europe. During fiscal year 2011, the Company entered into transactions due to which considerable net operating losses, that were generated before 2003, were offset. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating losses, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating losses. Accordingly, a valuation allowance of €149,600 in 2010 and €76,467 in 2011 has been recorded.

The amounts and expiration dates of net operating losses for tax purposes are as follows:

Expiration year
2012	41,031
2013	16,309
2014	37,607
2015	0
2016	10,567
2017	47,712
2018	57,753
2019	35,929
2020	325
2021-2028	0
2029	17,837
2030	3,762
Unlimited	48,800

Net operating losses	317,632

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2011 the undistributed earnings of subsidiaries, subject to withholding taxes, were approximately €63,270. These earnings could become subject to foreign (withholding) taxes if they were remitted as dividends and / or if the Company should sell its interest in the subsidiaries.

Consistent with the provisions of ASC 740, as of December 31, 2011, ASMI has a liability of unrecognized tax benefits of €21.7 million. A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

Balance January 1, 2009	14,841
Gross increases—tax positions in current year	1,381
Foreign currency translation effect	(560)

Balance December 31, 2009	15,663
Gross increases—tax positions in current year	3,230
Foreign currency translation effect	1,164

Balance December 31, 2010	20,057
Gross increases—tax positions in current year	950
Foreign currency translation effect	742

Balance December 31, 2011	21,749

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where the Company is not tax registered and tax deductible costs. The Company estimates that no interest and penalties are related to these unrecognized tax benefits. In the year ended December 31, 2011, no settlement with tax authorities and no reduction as a result of a lapse of statute of limitations occurred.

Unrecognized tax benefits of €21,749 would, if recognized, impact the Company’s effective tax rate. The Company provided for the full amount of €21,749 to mitigate possible impact in case of an unfavorable outcome. The unrecognized tax benefits are classified in the consolidated balance sheet under “accrued expenses and other” and are covered with purchased tax certificates which are classified in the consolidated balance sheet under “other current assets”.

A summary of open tax years by major jurisdiction is as follows:

Jurisdiction
Japan	2011
Hong Kong	2000—2011
The Netherlands	2007—2011
Singapore	2008—2011
United States	1997—2011

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws. The Company’s estimate for the potential outcome of any unrecognized tax benefits is highly judgmental. Settlement of unrecognized tax benefits in a manner inconsistent with the Company’s expectations could have a material impact on the Company’s financial position, net earnings and cash flows. The Company is subject to tax audits in its major tax jurisdictions, local tax authorities may challenge the positions taken by the Company.

27- Disclosures about Segments and Related Information

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

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 52.17% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore and Malaysia.

	Front-end	Back-end	Total
Year ended December 31, 2009

Net sales to unaffiliated customers	160,378	430,361	590,739
Gross profit	8,726	172,789	181,515
Result from operations	(120,269)	95,113	(25,156)
Interest income	541	477	1,018
Interest expense	(8,556)	—	(8,556)
Loss resulting from early extinguishment of debt	(1,759)	—	(1,759)
Accretion interest expense convertible notes	(4,286)	—	(4,286)
Revaluation conversion option	(24,364)	—	(24,364)
Foreign currency exchange gains (losses), net	(733)	(651)	(1,384)
Income tax expense	7,890	(11,676)	(3,786)
Net earnings (loss)	(151,535)	83,262	(68,273)

Allocation of net earnings (loss):
Shareholders of the parent			(107,517)
Non-controlling interest			39,244

Capital expenditures	3,269	9,450	12,718
Purchase of other intangibles	2,934	360	3,294
Depreciation	11,436	20,619	32,054
Amortization of other intangible assets	1,884	451	2,335
Impairment of property, plant and equipment	4,628	—	4,628
Cash and cash equivalents	181,681	112,222	293,902
Capitalized goodwill	10,395	36,828	47,223
Other intangible assets	8,440	497	8,936
Other identifiable assets	187,194	314,445	501,638
Total assets	387,709	463,991	851,700
Total debt	265,430	—	265,430
Headcount in full-time equivalents [1]	1,294	10,773	12,067

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

	Front-end	Back-end	Total
Year ended December 31, 2010

Net sales to unaffiliated customers	293,356	929,544	1,222,900
Gross profit	114,624	434,954	549,578
Result from operations	15,954	312,686	328,640
Interest income	615	605	1,221
Interest expense	(15,677)	—	(15,677)
Loss resulting from early extinguishment of debt	(3,609)	—	(3,609)
Accretion interest expense convertible notes	(6,010)	—	(6,010)
Revaluation conversion option	(19,037)	—	(19,037)
Foreign currency exchange gains (losses), net	(1,809)	1,744	(65)
Income tax expense	(6,106)	(36,833)	(42,939)
Net earnings (loss)	(35,679)	278,202	242,523

Allocation of net earnings:
Shareholders of the parent			110,639
Non-controlling interest			131,884

Capital expenditures	17,653	85,320	102,974
Purchase of other intangibles	43	582	625
Depreciation property, plant & equipment	8,930	21,700	30,630
Depreciation evaluation tools at customers	2,477	—	2,477
Amortization of other intangible assets	2,338	397	2,735
Cash and cash equivalents	142,420	197,874	340,294
Capitalized goodwill	11,193	39,622	50,815
Other intangible assets	6,089	715	6,804
Other identifiable assets	281,076	535,129	816,204
Total assets	440,777	773,340	1,214,117
Total debt	215,681	—	215,681
Headcount in full-time equivalents [1]	1,450	15,249	16,699

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

	Front-end	Back-end	Total
Year ended December 31, 2011

Net sales to unaffiliated customers	456,065	1,178,270	1,634,334
Gross profit	172,318	398,308	570,626
Result from operations	62,581	304,869	367,450
Interest income	976	1,925	2,902
Interest expense	(13,142)	(354)	(13,497)
Loss resulting from early extinguishment of debt	(824)	—	(824)
Accretion interest expense convertible notes	(4,401)	—	(4,401)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange gains (losses), net	8,296	(2,692)	5,604
Income tax expense	(4,581)	(32,111)	(36,692)
Net earnings (loss)	44,527	271,637	316,164

Allocation of net earnings:
Shareholders of the parent			186,770
Non-controlling interest			129,394

Capital expenditures	16,369	72,849	89,218
Net purchase of other intangibles	6,141	910	7,051
Depreciation property, plant & equipment	9,162	30,823	39,985
Depreciation evaluation tools at customers	2,518	—	2,518
Amortization of other intangible assets	2,655	1,815	4,471
Impairment of property, plant and equipment	—	(8,038)	(8,038)
Cash and cash equivalents	228,114	162,136	390,250
Capitalized goodwill	11,193	40,939	52,131
Other intangible assets	9,643	5,133	14,776
Other identifiable assets	336,090	788,973	1,125,063
Total assets	585,040	997,181	1,582,221
Total debt	162,464	32,946	195,409
Headcount in full-time equivalents [1]	1,631	14,563	16,194

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

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

Geographical information is summarized as follows:

	Europe	United States of America	Japan	Southeast Asia	Corporate	Consolidated
Year ended December 31, 2009

Net sales to unaffiliated customers	40,236	66,955	38,834	444,714	—	590,739
Long-lived assets	2,246	4,119	15,417	92,762	267	114,811
Total assets	36,073	49,350	95,350	518,344	152,583	851,700
Capital expenditures	49	401	953	11,309	6	12,718
Purchase of intangible assets	—	1	—	383	2,910	3,294
Year ended December 31, 2010
Net sales to unaffiliated customers	76,235	112,863	90,394	943,408	—	1,222,900
Long-lived assets	1,978	9,395	19,409	167,020	135	197,937
Total assets	40,470	85,065	92,547	839,720	156,315	1,214,117
Capital expenditures	186	7,059	5,388	90,279	62	102,974
Purchase of intangible assets	—	—	—	607	17	624

Year ended December 31, 2011
Net sales to unaffiliated customers	338,065	185,943	96,697	1,013,629	—	1,634,334
Long-lived assets	16,021	13,110	18,273	212,605	171	260,180
Total assets	406,586	131,498	120,717	733,571	189,850	1,582,221
Capital expenditures	7,425	8,429	1,559	71,720	85	89,218
Purchase of intangible assets	29	779	635	1,378	4,230	7,051

Long-lived assets for the years ended December 31, 2009, 2010 and 2011 consist of the Company’s property, plant and equipment.

28- Selected Operating Expenses and Additional Information

Personnel expenses for employees were as follows:

	December 31,
	2009	2010	2011
Wages and salaries	157,789	236,746	318,944
Social security	14,314	17,402	42,622
Pension expenses	9,849	12,303	18,945

	181,952	266,451	380,511

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	December 31,
	2009	2010	2011
The Netherlands	288	170	167
Other European countries	154	139	993
United States of America	418	358	468
Southeast Asia	10,136	13,389	15,716
Japan	246	197	181

	11,242	14,253	17,525

29- Earnings per Share

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) by the weighted average ordinary shares outstanding for that period. Diluted net earnings (loss) per ordinary share reflects the potential dilution that could occur if stock options under the ASMI Option Plan were exercised and if convertible notes were converted, unless potential dilution would have an anti-dilutive effect.

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	December 31,
	2009	2010	2011
Net earnings used for purpose of computing basic earnings per common share	(107,522)	110,639	186,770
After-tax equivalent of interest expense on convertible subordinated notes	—	17,670	17,670

Net earnings used for purposes of computing diluted net earnings per common share	(107,522)	128,309	204,440

Basic weighted average number of shares outstanding during the year used for purpose of computing basic earnings per share (thousands)	51,627	52,435	55,210
Dilutive effect of stock options	—	282	570
Dilutive effect of convertible subordinated notes	—	8,777	8,902

Dilutive weighted average number of shares outstanding	51,627	61,494	64,682

Net earnings per share:
Basic net earnings from continuing operations	(2.08)	2.11	3.38
Diluted net earnings from continuing operations	(2.08)	2.09	3.16

For the year ended December 31, 2011, 81,500 option rights were not in the money and therefore not implicated in the dilutive effect of stock options.

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

In September 2010, Lehman’s administrators notified us that there is a possible shortfall in the number of shares held by Lehman of 479,279 shares (out of the 2,552,071 shares), which cannot currently be accounted for by Lehman. During 2011 we received further information based on which we conclude that the possible shortfall in the number of shares held by Lehman is now reduced to 246,983 shares

The Lehman administrators also reported a segregated collateral cash account of US$ 6,759, that ASMI may be entitled to in the absence of the shares. We have not been able to obtain additional information to confirm and understand the potential shortfall of shares or our ability to recover the US$ 6,759 from the Lehman bankruptcy proceedings in lieu of the shares. Accordingly, we are uncertain at this time as to the accuracy of the shortfall of shares, our ability to claim the collateral cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made by the administrator since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, we believe it may take several years to obtain clarity or resolution about the potential shortfall or claim to cash. ASMI is in the process of filing a claim with the Lehman administrators to safeguard our interests.

Considering the factual and legal uncertainties, it is premature to conclude that the 246,983 shares should still be considered as outstanding or that ASMI has a US$ 6,759 receivable from Lehman. ASMI has, therefore, neither reversed the cancellation of these shares that we recorded in 2009, nor recorded a receivable from Lehman. If the shares would be considered as outstanding, the negative impact on our basic and diluted earnings per share (eur 1) as at December 31, 2011 would have been €0.015 and €0.012 respectively per share.

30- Board Remuneration

The following table sets forth as to all current and former members of the Management Board of the Company, information concerning all remuneration from the Company (including its subsidiaries) for services in all capacities:

	Base compensation	Bonuses [5]	Pensions	Year ended December 31,
				2011	2010
				Total	Total
Management Board:
C.D. del Prado	529	559	69	1,157	613
P.A.M. van Bommel [1]	360	150	54	564	168
W.K. Lee [2]	—	—	—	—	609
R.A. Ruijter [3]	—	—	—	—	323
J.F.M. Westendorp [4]	—	—	—	—	155

	889	709	123	1,721	1,868

(1)	For the period July 1, 2010 through August 31, 2010 at 40% and for the period September 1, 2010 through December 31, 2010 full time.
(2)	All remuneration relates to the compensation Mr. W.K. Lee received in his capacity as member of the Board of ASMPT.
(3)	For the period May 15, 2009 through December 31, 2009 and for the period January 1, 2010 through August 31, 2010.
(4)	For the period January 1, 2010 through May 20, 2010.
(5)	Bonuses paid in 2011 were calculated and paid in respect of performance in 2010.

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

The following table sets forth as to all current and former members of the Supervisory Board of the Company information concerning all remuneration (base compensation, no bonuses or pensions were paid) from the Company (including its subsidiaries) for services in all capacities:

	Year ended December 31,
	2011	2010
	Total	Total
Supervisory Board:
G.J. Kramer	68	54
J.M.R. Danneels	50	29
H.W. Kreutzer	50	30
J.C. Lobbezoo	53	33
M.C.J. van Pernis [1]	50	18
U.H.R. Schumacher	50	28
E.A. van Amerongen [2]	—	15

	321	206

(1)	For the period May 20, 2010 through December 31, 2010.
(2)	For the period January 1, 2010 through May 20, 2010.

No stock options have been issued to members of the Supervisory Board.

The following table shows the outstanding options to purchase ASM International N.V. common shares held by current and former members of the Management Board, and changes in such holdings during 2011:

	Year of grant	Outstanding January 1, 2011	Granted in 2011	Adjustment from vesting condition 2011 [5]	Exercised in 2011	Outstanding December 31, 2011	Exercise price		Remaining term, in years
Current members:
C.D. del Prado [2]	2003	20,000	—	—	—	20,000	US$	11.35	2
C.D. del Prado [1]	2007	19,645	—	—	—	19,645		€19.47	4
C.D. del Prado [1]	2008	100,000	—	25,000	—	125,000		€12.71	5
C.D. del Prado [1]	2009	50,000	—	—	—	50,000		€15.09	6
C.D. del Prado [1]	2011	—	75,000	—	—	75,000		€22.33	7
P.A.M. van Bommel [4]	2010	25,000	—	—	—	25,000		€16.27	6
P.A.M. van Bommel [4]	2011	—	53,000	—	—	53,000		€22.33	7
Former members:
A.H. del Prado [1]	2007	52,886	—	—	—	52,886		€19.47	4
J.F.M. Westendorp [3]	2006	56,000	—	—	(56,000)	—		€15.40	—
J.F.M. Westendorp [1]	2007	22,452	—	—	—	22,452		€19.47	4
J.F.M. Westendorp [3]	2009	40,000	—	—	—	40,000		€15.09	6

		385,983	128,000	25,000	(56,000)	482,983

(1)	These options are conditional. A percentage—not exceeding 150%—of the options which have been granted conditionally will become unconditional after three years, based on the total return of the Company’s shares for the three years after the options are granted compared to the average total return of the shares of a relevant number of companies which are similar to the Company during the same three-year period. The options are granted for a term of eight years.
(2)	These options are granted for a term of ten years, and became exercisable in equal parts over a five year period.
(3)	These options are granted for a term of five years, and become exercisable in equal parts over a five year period.
(4)	These options are granted for a term of seven years and become exercisable after a 3 year vesting period.
(5)	As a result of the final ranking of ASM International in a predefined peer group the options granted in May 2008 have vested at 125%.

The fair value per option of options granted to current and former members of the Management Board was €8.98 in 2009 , €16.92 in 2010 and €10.43 in 2011. The compensation expense recorded in the Consolidated Statements of Operations related to options held by current and former members of the Management Board was €737 in 2009, €572 in 2010 and €512 in 2011.

In 2011, 56,000 options to purchase ASM International N.V. common shares were exercised and new shares were issued for the exercise of these options.

The stock option grants to members of the Management Board have been determined by the Supervisory Board.

31- Share Ownership and Related Party Transactions

The ownership or controlling interest of outstanding common shares of ASM International N.V. by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2010		December 31, 2011
	Shares owned	Percentage of Common shares outstanding	Shares owned	Percentage of Common shares outstanding
A.H. del Prado	9,200,839	17.38%	9,204,284	16.62%
C.D. del Prado (member of the Management Board)	132,945	0.26%	132,945	0.24%
J.F.M. Westendorp	6,000	0.01%	6,000	0.01%

Stichting Administratiekantoor ASMI	2,142,039	4.05%	2,142,039	3.87%

Stichting Administratiekantoor ASMI is a trust controlled by Mr. A.H. del Prado. The number of shares owned by Stichting Administratiekantoor ASMI includes 713,000 common shares which are beneficially owned by Mr. C.D. del Prado.

The Company has a related party relationship with its subsidiaries, equity accounted investees and members of the Supervisory Board and the Management Board. Related party transactions are conducted on an at arm’s length basis with terms comparable to transactions with third parties. For transactions with the Supervisory Board and the Management Board see note 30 “Board Remuneration”.

The Group has no significant transactions or outstanding balances with its equity-accounted investees other than its equity-interest holdings.

32- Subsequent events

On February 27 2012 one of the Company’s customers, Elpida Memory Inc (“Elpida”), filed for bankruptcy protection in Japan. As per 31 December, 2011 the Company had a total outstanding amount on Elpida of 362 million Yen (equivalent to €3.6 million) while about 65 million Yen (€ 0,6 million) was collected in January 2012 and also have a secured claim for the unpaid amount of the delivered equipment under Japanese Law. On March 23, 2012 the Tokyo District Court made the order to commence corporate reorganization proceedings and appointed Trustees to Elpida. Given such uncertainty, any loss on the outstanding receivable is not yet determinable and ASMI will evaluate the impact (if any) of such plan as soon as they become available.