Form 20-F
period 2012-12-31
ASM INTERNATIONAL N V
filed 2013-04-04
CIK 351483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
 FORM 20-F
_____________________________________

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2012

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Date of event requiring this shell company report

For the transition period from             to

Commission File Number: 0-13355
____________________________________________
 ASM INTERNATIONAL NV
(Exact name of Registrant as specified in its charter)
___________________________________________
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
____________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,095,986 common shares; 0 preferred shares.
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

As used in this report, the terms “we,” “us,” “our,” “ASMI,” and “ASM International” mean ASM International NV and its subsidiaries, unless the context indicates another meaning, and the term “common shares” means our common shares, par value €0.04 per share. Since we are a Netherlands company, the par value of our common shares is expressed in euros (“€”). The terms “United States” and “US” refer to the United States of America.

Forward Looking Safe Harbor Statement

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future revenue, sales, income, expenditures, sufficiency of cash generated from operations, maintenance of a substantial interest in ASM Pacific Technology Ltd, business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, product shipment dates, corporate transactions, restructurings, liquidity and financing matters, currency fluctuations, litigation involving intellectual property, shareholder matters, and outlooks. These statements may be found under Item 4, “Information on the Company,” Item 5, “Operating and Financial Review and Prospects” and elsewhere in this report. Forward-looking statements are statements other than statements of historical fact and typically are identified by use of terms such as “may,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in Item 4, “Information on the Company” and the risks discussed in Item 3.D, “Risk factors.” The risks described are not the only ones facing ASMI. Some risks are not yet known and some that we do not currently believe to be material could later become material. Each of these risks could materially affect our business, revenues, income, assets, liquidity and capital resources. All statements are made as of the date of this report, and we assume no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

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
The following selected financial data has been derived from ASMI’s historical audited consolidated financial statements. The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and Item 18, “Financial Statements,” and the accompanying notes for the corresponding fiscal years:

(EUR thousands, except per share data)	2008	2009	2010	2011	2012

Consolidated Statements of Operations data:
Net sales	747,362	590,739	1,222,900	1,634,334	1,418,067
Cost of sales	(477,100)	(409,224)	(673,322)	(1,063,708)	(977,638)
Gross profit	270,262	181,515	549,578	570,626	440,429
Operating expenses:
Selling, general and administrative	(126,591)	(107,777)	(130,596)	(174,107)	(200,799)
Research and development, net	(75,011)	(62,806)	(78,785)	(129,400)	(149,219)
Amortization of other intangible assets	(475)	(401)	(357)	(911)	(1,264)
Impairment of goodwill	(1,395)	—	—	—	—
Impairment of property, plant and equipment	—	—	—	(8,038)	—
Restructuring expenses	(7,068)	(35,687)	(11,201)	—	(891)
Total operating expenses	(210,540)	(206,671)	(220,939)	(312,456)	(352,173)
Operating income:
Gain on bargain purchase	—	—	—	109,279	—
Earnings (loss) from operations	59,722	(25,156)	328,640	367,450	88,256
Interest income	4,047	1,018	1,221	2,902	1,989
Interest expense	(7,745)	(8,556)	(15,677)	(13,497)	(12,113)
Gain (loss) resulting from early extinguishment of debt	7,956	(1,759)	(3,609)	(824)	(2,209)
Accretion interest expense convertible notes	—	(4,286)	(6,010)	(4,401)	(4,469)
Revaluation conversion option	—	(24,364)	(19,037)	(4,378)	—
Foreign currency exchange results	785	(1,384)	(65)	5,604	(3,957)
Result on investments	—	—	—	—	(766)
Earnings (loss) from continuing operations before income taxes	64,765	(64,487)	285,463	352,856	66,731
Income tax expense	(12,144)	(3,786)	(42,939)	(36,692)	(26,300)
Earnings (loss) from continuing operations before dilution on investment in subsidiary	52,621	(68,273)	242,524	316,164	40,431
Gain on dilution of investment in subsidiary (1)	4,088	—	—	—	—
Net earnings (loss)	56,709	(68,273)	242,524	316,164	40,431
Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net earnings (loss)
Shareholders of the parent	18,411	(107,517)	110,639	186,770	7,149
Non-controlling interest	38,298	39,244	131,884	129,394	33,282
Earnings per Share data:
Basic net earnings (loss) per share	€0.35	€(2.08)	€2.11	€3.38	€0.13
Diluted net earnings (loss) per share:	€0.35	€(2.08)	€2.09	€3.16	€0.13
Basic weighted average number of shares (thousands)	52,259	51,627	52,435	55,210	56,108
Diluted weighted average number of shares (thousands)	52,389	51,627	61,494	64,682	56,767

(EUR thousands, except per share data)	2008	2009	2010	2011	2012

Consolidated Statements of Operations data:
Other data:
Number of common shares outstanding at year end (in thousands)	54,275	51,745	52,932	55,377	63,096
Dividends declared on common shares (3)	—	—	—	€0.40	€0.50
Number of preferred shares outstanding at year end (thousands)	21,985	—	—	—	—
Consolidated Balance Sheet data:					—
Cash and cash equivalents	157,277	293,902	340,294	390,250	290,475
Total assets	767,798	851,700	1,214,117	1,582,221	1,499,506
Net current assets (2)	372,029	419,535	509,867	739,252	690,283
Total debt	153,682	265,430	215,681	195,409	80,623
Capital stock	2,171	2,070	2,117	2,215	2,584
Total shareholders’ equity	317,902	241,229	411,460	659,796	741,876
Cash Flow data:
Cash flow from operating activities	137,402	62,652	259,884	216,581	42,480
Cash flow from investing activities	(33,009)	(15,493)	(100,566)	(70,035)	(71,891)
Cash flow from financing activities	(121,538)	90,890	(123,027)	(78,537)	(73,489)
 _________________

(1)
Following the adoption of ASC 810(-10 45-23) in 2009 results on dilution of investments in subsidiaries are accounted for directly in equity. The 2009 results and changes in equity have been adjusted accordingly.

(2)	Net current assets is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.

(3)	The dividends are related to the preceding financial year.

Exchange Rate Information

We publish our consolidated financial statements in euros. In this Annual Report, references to “€”, “euro” or “EUR” are to euros, and references to “$”, “US dollar”, “USD” or “US$” are to United States dollars.

The following table sets forth, for each period indicated, specified information regarding theUS. dollar per euro exchange rates based on the rates of the European Central Bank, referred to as the “reference rate.” On March 15, 2013, the reference rate was 1.3086 U.S dollars per euro. Prior to January 1, 2009, the exchange rate was based on the noon buying rate in New York City for cable transfers payable in euros as certified for customs purposes by the Federal Reserve Bank of New York, which is often referred to as the “noon buying rate.”

US Dollar per Euro Exchange Rate

	September 2012	October 2012	November 2012	December 2012	January 2013	February 2013	March 2013 [1]
High	1.3095	1.3120	1.2994	1.3302	1.3550	1.3644	1.3090
Low	1.2568	1.2877	1.2694	1.2905	1.3012	1.3077	1.2937

	Years Ended December 31,
	2008	2009	2010	2011	2012
Average exchange rate [2]	1.4695	1.3963	1.3207	1.4000	1.2932
 ___________________

(1)	Through March 15, 2013.

(2)	Average of the exchange rates on the last day of each month during the period presented.

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

We sell our products to the semiconductor manufacturing industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Starting late in 2008 and continuing in 2009, this industry experienced a dramatic and unprecedented decline in demand for semiconductor devices due to the worldwide economic downturn, which led to significant layoffs, plant closings, reduced capital expenditures and other cost reduction measures by semiconductor manufacturers. These conditions caused a substantial decrease in the demand for our products, which represent capital expenditures for our customers although a pick-up in demand was evident in the second half of 2009 and continued through 2010. During 2011 order intake was mixed in the uncertain global climate and industry conditions. While overall industry conditions were generally decent during the first half of 2012, the second half experienced a weakening and slowing of the market which impacted ASMI. The timing, length and severity of these cycles cannot be predicted and future downturns may result in changes in the semiconductor manufacturing industry and the manner in which we must conduct our business in ways that cannot now be predicted.

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

Our industry along with global financial markets and regions have been in flux since 2008. In particular, financial turmoil in the Eurozone has recently been unsettling, including the debt burden of certain nations and their ability to meet future obligations, euro currency stability, and the continued suitability of the euro as a single currency. These concerns could possibly result in the reintroduction of individual currencies or even the dissolution of the euro itself. If the euro ended, the contractual and legal consequences for holders of euro denominated obligations cannot be predicted; however, these possible developments and fluid market perceptions could negatively affect the value of euro denominated obligations and assets. These financial concerns in Europe as well as the health of the overall global financial markets and an uncertain or a weaker or deteriorating global economy could also adversely impact our business, financial condition and operating results, such as lower sales due to decreased capital purchases by our customers, financial instability or insolvency of suppliers and customers, and other such similar or related adverse effects.

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

We face intense competition in both the Front-end and Back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the Front-end business include Applied Materials, LAM Research Corporation, Tokyo Electron, Kokusai, and Jusung. Our primary competitors in the Back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui. A number of our competitors have substantially greater financial, technological, engineering, manufacturing, marketing and distribution resources, which may enable them to:

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

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 8.8% of our consolidated net sales in 2012. Our largest customer accounted for 33.6% and 4.9% of our Front-end and Back-end 2012 net sales, respectively. Our ten largest customers accounted for 31.6% of our consolidated net sales in 2012. Our ten largest customers accounted for 75.3% and 25.1% of our Front-end and Back-end 2012 net sales, respectively. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results, perhaps materially. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

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

Although we currently are a substantial shareholder of ASM Pacific Technology, we no longer have a majority interest, as a consequence we do not control ASM Pacific Technology, which prevents us from consolidating its results of operations with ours as from the cease of control date of March 15, 2013. This event has a significant negative effect on our consolidated earnings from operations.

We in the past derived a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology in our results. ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2012, we owned 51.96% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Pacific Holding BV and the remaining 48.04% was owned by the public. In March 2013, we sold a 12% stake so we now own 40.08% of ASM Pacific Technology. Accordingly from March 15, 2013 we are no longer able to consolidate ASM Pacific Technology's results of operations in ours. Instead, our proportionate share of ASM Pacific Technology’s earnings will be reflected as a separate line-item called “share of results from investments” in our Consolidated Statements of Operations. We will no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and will have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our Consolidated Balance Sheet. This event will have a significant negative effect on our consolidated earnings from operations, although our net earnings will be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

The ASM Pacific Technology shares we own are partly pledged as security for our revolving credit facility.

Although we are a substantial shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

Certain directors of ASM Pacific Technology are directors of ASM International. However, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interest.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Cash dividends received from ASM Pacific Technology totaled €65.6 million, €86.9 million, and €29.6 million in 2010, 2011, and 2012, respectively. In the past, we have used these dividends in our Front-end business. In November 2006, we announced our commitment that for at least the years 2007, 2008 and 2009 we would not use these cash dividends to support our Front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, pay dividends on our common shares, or purchase shares of ASM Pacific Technology. At our 2010 Annual General Meeting, we announced that we would continue this commitment for at least another two years through 2011. See Item 5, “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

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

We have shifted an increasing portion of our Front-end manufacturing to our Front-end Manufacturing Singapore (FEMS) facility. If this facility experiences a manufacturing disruption for any reason, including without limitation, natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, our ability to timely meet our customers’ needs may be impaired, which would negatively affect our customer relationships and financial performance.

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

RISKS RELATED TO AN INVESTMENT IN OUR SHARES

ASMI announced the sale of a 12% stake in ASM PT and reported on outcome study into causes of non-recognition by the markets of the value of the combined businesses of the Company.

On March 15, 2013, ASMI sold a 12% stake in ASM PT. The shares were sold in a partial secondary placement raising proceeds of €422 million. The Company intends to distribute approximately 65% of the cash proceeds to ASMI shareholders; a proposal thereto will be placed on the agenda of the upcoming AGM scheduled for May 16, 2013. The remaining proceeds will be used to further strengthen the business of the Company. As of today, the Company continues to be the largest shareholder of ASM PT with a 40% stake.
At the Annual General Meeting of Shareholders (AGM) held in May 2012, the Company announced that it would carry out a study into the causes of the lack of recognition by the markets of the value of the combined businesses (Front-end and Back-end) of the Company. Following that announcement, the Company appointed financial advisors to assist the Company in carrying out the study.
The study was initiated shortly after the 2012 AGM and was recently completed. Each of the Company's financial advisors independently carried out an investigation involving frequent discussions with the Company's Management Board and legal and tax advisors. The advisors also presented their findings to the Company's Supervisory Board.
No single or predominant factor was identified in causing the valuation discrepancy. However, a number of causes and circumstances were identified as potentially influencing the valuation discrepancy, including a holding company discount related to the current corporate structure.
Subsequently, an analysis was conducted by the Company in close cooperation with its advisors of the various potential courses of action, including those suggested by shareholders. The alternatives that were investigated included a full or partial placement or sale of the Company's stake in ASM PT, a spin-off of shares in ASM PT and several merger alternatives.
As part of this analysis, the Company carefully considered the interests of the Company, its shareholders, as well as other relevant stakeholders. The Company has also taken into account the various operational connections between the Front-end business and Back-end business, as well as potential accounting, legal and tax implications and execution risks.
The Management Board and the Supervisory Board of the Company concluded that a partial secondary placement of 8% to 12% of ASM PT shares was the most suitable step to be taken to address the non-recognition by the markets of the value of the combined businesses of the Company. This course of action was chosen taking into account, amongst others, equity market capacity, tax efficiency and ongoing corporate stability at ASMI and ASM PT. This step provides flexibility for further action, if deemed appropriate.
The Management and Supervisory Boards of the Company have proceeded with this proposed action and the Board of Directors of ASM PT has expressed its support to this proposal. In addition thereto, certain major shareholders of the Company representing approximately 27% of the total outstanding shares in the Company were consulted in advance with regard to this proposed action and have expressed support thereof.
The Company will further report on the outcome of the study at the upcoming 2013 AGM, which is scheduled to take place May 16, 2013.
Lehman Bros. liquidation administrators have notified us that our common shares purchased by Lehman and held by Lehman in custody accounts on our behalf may have a shortfall.

During 2008, we engaged Lehman to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets. As of September 15, 2008, Lehman had purchased and held 2,552,071 shares for our account. Lehman went into bankruptcy administration on September 15, 2008, and we subsequently filed a submission giving notice of our proprietary interest in the shares believed to be held in custody by Lehman. At our May 2009 AGM, our shareholders resolved to cancel all of these treasury shares and we so notified Lehman of the cancellation. However we were notified in September 2010 by the Lehman administrators that there is a possible shortfall in the number of shares held by Lehman as reflected in the statements of our accounts with Lehman. To the extent the number of treasury shares held by Lehman as of the date of their cancellation is lower than

2,552,071 only such lower number of shares have been cancelled and the shortfall of shares may still be considered outstanding. The Lehman administrators report that some time prior to its bankruptcy, Lehman put into a segregated client omnibus account a cash sum on our behalf of $6,758,796, which the administrators apparently regard as money to which we have a proprietary right in lieu of some or all of the missing shares. We are uncertain at this time as to the accuracy of the shortfall of shares, the sufficiency of this cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, the timeline for clarity and resolution of this item is expected to be considerable, perhaps up to several years. For additional information, see Note 19 to the consolidated financial statements.

Our founder who is also Chairman of the Board of ASM Pacific Technology controls approximately 17.98% of the voting power which gives him significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board and makes it substantially more difficult for a shareholder group to remove or elect such members without his support.

Our founder, Arthur H. del Prado, controlled approximately 17.98% of the voting power of our outstanding common shares as of December 31, 2012. Accordingly, he has significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at a general meeting of shareholders will be elected if they receive a majority of the votes cast at the meeting. Nominees to the Supervisory Board or Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at the meeting, provided such affirmative votes represent at least one third of our issued capital. Members of the Supervisory and Management Boards may be removed only by the affirmative vote of a majority of the votes cast at a meeting, and, unless such removal is recommended by the Supervisory Board, the affirmative votes must represent at least one third of our issued capital. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of our founder.

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

Pursuant to our 1997 settlement agreement with Applied Materials, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement which generally involves our Front-end operations and not our holdings in ASMPT, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2012 and December 31, 2012, the sale price of our common shares, as reported on the NASDAQ Global Select Market, ranged from a low of US$29.39 to a high of US$40.35. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following, without limitation:

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

ASM International NV was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was previously known as Advanced Semiconductor Materials International NV. Our principal executive offices are located at Versterkerstraat 8, 1322 AP, Almere, the Netherlands. Our telephone number at that location is +31 8810 08810. Our authorized agent in the United States is our subsidiary, ASM America Inc, a Delaware corporation, located at 3440 East University Drive, Phoenix, Arizona 85034.

B. Business overview.

Introduction

Our Business
We are an equipment supplier mainly to the semiconductor, LED and electronics manufacturing industry. We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits, for the production of LEDs, and for electronics manufacturing in general. The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is mainly active in the wafer processing and assembly and packaging market segments. The wafer processing segment is referred to as “Front-end.” Assembly and packaging is referred to as “Back-end”. We also sell lead frames for semiconductor assembly. In addition, ASM AS, the surface-mount technology (“SMT”) business acquired in 2011 is offering SMT placement solutions for the global electronics manufacturing industries.

Front-end production systems perform processes on round slices of silicon, called wafers, which are typically 200mm or 300mm in diameter. During these processes, thin films, or layers, of various materials are grown or deposited onto the wafer. These films are electrically conductive, electrically insulating, or semiconducting. By depositing multiple layers of films, multi-level, integrated electrical circuits are created. Such circuits are referred to as “dies” or “chips.” There are many dies on each wafer. After testing the individual circuits for correct performance, the dies on the wafer are separated. Back-end production systems then assemble and connect one or more known good dies in a single package to form a complex semiconductor device that will perform calculations, store data and interface with its environment.

Our Front-end operations are conducted through wholly-owned subsidiaries, the most significant being ASM Front-End Manufacturing Singapore Pte Ltd. (“FEMS”), located in Singapore, ASM Europe BV (“ASM Europe”), located in the Netherlands, ASM America, Inc. (“ASM America”), located in the United States, ASM Japan K.K. (“ASM Japan”), located in Japan, and ASM Genitech Korea Ltd. (“ASM Genitech”) located in Korea.

Our Back-end and SMT equipment operations are conducted through ASM Pacific Technology Ltd. (“ASM Pacific Technology”), with principal operations in Hong Kong, the People’s Republic of China, Singapore, Germany and Malaysia. At December 31, 2012, we owned 51.96% of the outstanding equity of ASM Pacific Technology. In March 2013 we sold a 12% stake so we now own 40.08% of ASM Pacific Technology.

The location of our Front-end facilities allows us to interact closely with customers in the world’s major Front-end geographic market segments: Europe, North America, and Asia. The principal market we address in the Front-end is a portion of the deposition market segment. Our Front-end segment accounted for 28% of our net sales in 2011 and 26% of our net sales in 2012.

Our Back-end and SMT equipment facilities are in close proximity to where most customer assembly and packaging operations are located. The principal markets we address in Back-end are portions of the Bonding Equipment, Packaging Equipment and Integrated Assembly Systems segments, which segments include assembly and packaging equipment for LEDs. For the SMT equipment business, we mainly address the placement equipment market. We also manufacture and sell lead frames which are substrates connecting the various circuits on a chip to the devices in which the chips are installed. Our Back-end segment accounted for 72% of our net sales in 2011 and 74% of our net sales in 2012.

Industry Background and Major Business Trends
Semiconductor devices are the key enablers of the electronic age. Each semiconductor device can hold many individual components, most of which are transistors. For over 30 years now, the average number of components per integrated semiconductor device, at the optimum cost-per-component, has been increased by a factor of two every 18 to 24 months. This trend is generally referred to as Moore’s law. Increases in complexity, along with simultaneous reductions in the cost-per-component, have mainly been achieved by reducing the size of individual transistors, so that a larger number of transistors fit within a given size die. Today, transistors less than 22nm (1 nm is equal to one billionth of a meter) long are manufactured in high volume, and several billion transistors can be manufactured on a single die with an area of a few square centimeters.

A second development that has decreased the cost per device is the increased size of the wafer, so that more devices can be produced within one production cycle. Today, almost all of the newly installed semiconductor device fabrication capacity employs 300mm diameter wafers, with each wafer typically holding between a few dozen to several thousand individual circuits. A transition to 450mm diameter wafers is now being discussed for volume manufacturing around 2017-2019. The yield, or the fraction of dies that operates according to specifications, is one of the key variables that influences the cost at which integrated circuits can be manufactured. Large initial investments are needed to build an automated production line in an ultra-clean environment to achieve such high yield. The capital equipment in the production line is an important determinant for the yield of the factory, and the speed with which the yield can be optimized for new device generations.

Another trend is that towards vertical or 3D transistors. This trend also helps to keep the industry on track with Moore’s law (“more Moore”) because more functions can be stacked vertically on a wafer or chip than in two dimensions. Recent announcements have introduced “FinFET’s” and several 3D memory transistor architectures. Also on die level the trend is towards 3D by stacking several chips in one package. These chips can come from different supply chains, each optimized for its own performance and cost, enabling the manufacture of heterogeneous devices with even more integrated capability. This latter trend is sometimes referred to as “more than Moore.”

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

The semiconductor industry was driven in 2012 by a US$1.88 trillion global electronics industry (VLSI Research Chip Insider February 4, 2013), that required approximately $248 billion (ibid.) in semiconductors. The semiconductor industry in turn, supported the approximately $45 billion (ibid.) semiconductor capital equipment industry, which supplies the needed production systems and services. The semiconductor industry declined in 2012 which led to a decline in the equipment business.

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

•	Leveraging our Front-end and Back-end technology leadership and manufacturing capabilities through advancements in our products and processes early in the technology lifecycle.

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

The Front-end manufacturing process is complete when all of the layers have been deposited and patterned on the wafer. As a last step, the correct electrical functioning of the integrated circuits on each die is confirmed by probing. Non-functioning circuits are marked so they can be eliminated before the Back-end processing (see next section). The introduction of even trace levels of foreign particles or material can make a circuit, or even an entire wafer, unusable. To reduce the level of foreign particles or material, Front-end processing is performed in clean rooms with ultra-low particle and contamination levels. Once the Front-end processing is complete, the entire wafer with multiple, functioning, integrated circuits is shipped to the Back-end facility where it is separated into dies, which are then bonded to a suitable substrate or lead frame, packaged, and tested before final shipment of the semiconductor device to the end customer. Back-end processes do not require the same level of contaminant control. These processes are performed in facilities that differ from facilities in which Front-end processes are performed.

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

Another method used for chips with high pin count and speed is flip chip. The flip chip process eliminates the need for die and wire bonding. Instead, it involves populating the electrical interconnect points on a chip with small solder balls made of low melting point materials, a process called bumping. The substrate is designed such that it has an identical pattern to that of the device. Flip chip methods are increasingly being adopted. Among these methods is Thermal Compression flip chip Bonding with copper pillar bumping, using non-conductive paste.

Wafer level packaging (“WLP”) is another emerging technique that places all the protective layers, interconnections and interconnection points directly on the surface of the wafer, such that completely packaged devices are made at wafer level. After probing and dicing, the die can be separated and may be directly attached to printed circuit boards.

LED Manufacturing Process
Light Emitting Diodes (LEDs) are manufactured on sapphire or silicon carbide substrates of typically 2” to 4” in diameter. The LED is formed by depositing thin films on the substrate surface. Following this process electrical contacts are provided by a mask aligner. Individual dies are singulated by a laser scriber and a dicing machine. The individual LED dies are then tested and binned in different performance categories. Subsequently LED dies are attached to the package substrates. The electrodes of the LED die are connected to the leads of the package substrate with fine gold wire by a wire bonder. The packages are tested and sorted according to performance categories, and then taped to a reel for SMT processing.

The SMT Placement Process (Electronics Assembly)
Modern electronic modules are produced by placing various components and connectors on printed circuit boards. To ensure the precision and efficiency required to handle ever smaller components at ever lower cost, the placement process takes place on highly automated surface-mount technology (SMT) lines.

These SMT lines and the placement process in general can be divided into three main segments:

•	The solder paste printer, which applies solder paste to the printed circuit board (PCB) in order to keep the components in place during the entire placement process.

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

Important Technology Trends for our Business

Technology Trends in Front-end and Back-end
The continuous demand for smaller, faster and cheaper semiconductor components drives the technology advances in the semiconductor manufacturing process. As the transistors in an integrated circuit become smaller, the cost-per-component decreases. Fortuitously, at the same time the operating speed of the transistor increases. Thus the minimum size of a single transistor in an integrated circuit is an extremely important parameter. This minimum size can be characterized by the so-called half-pitch, which is about equal to the smallest line width in the device. Today, our customers manufacture semiconductor devices having a half-pitch as small as 45 to 22 nanometers (one nanometer is one billionth of a meter). Our customers are qualifying and testing new critical processes to generate devices with line widths at or below 22 to 10nm, sometimes in a vertical 3D transistor architecture. Simultaneously, in our customers’ laboratories and several collaborative research environments advanced 10nm and 7nm design rule devices are being developed.

Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers. A transition towards 450mm wafers is now planned. Early research in consortia is already taking place, while the first 450mm pilot factories are now expected to emerge around 2015 to 2016.

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

A third major trend relates to the industry demand for a much higher level of integration, but still at lower cost and optimized yield. This has resulted in a requirement to place multiple dies into the same package. The assembly of a combination of “known good dies” in a package can lead to higher yield than the combination of the same functionality blocks on a single chip. Such a System-in-Package (“SiP”) is more than a simple collection of multiple dies: SiP products are fully functional systems or sub-systems. Moreover, devices from different supply chains, with sometimes entirely different feature sizes or technologies can be integrated this way. Dies can be placed next to and/or on top of each other, using stacked die bonding techniques and sometimes mixing flip chip and wire bonding techniques in the same package. SiP is an advanced package incorporating multiple devices into a single package. The devices can be integrated circuit dies, passive components and even pre-packaged dies, that are bonded together by wire bonding or by flip chip bonding. SiP may also incorporate stacked die bonding. It is a powerful package that creates highly integrated products at low cost, minimized size and high performance. Smaller form factor with more advanced functionality of emerging mobile electronic devices is driving the demand for SiP solutions.
Stacked die packages have grown significantly in recent years, achieving high density packaging at low cost, and are especially popular in memory manufacturing. Stacked die packages can be made in different configurations, including stair stacked and pyramid stacked packages. It appears that in the near future an increasing fraction of the value of the device will be in the package, at the cost of the fraction that is for the die.
In wire bonding of semiconductor packages, copper wire bonding technology is emerging as a replacement of gold wire bonding, thanks to the lower overall package cost compared to gold wire bonding. Higher electrical conductivity, reduced operating resistance and lower heat dissipation make copper wire bonding an ideal replacement of gold wire bonding. Copper also offers better thermal stability and mechanical properties that increase wire loop stability and bond strength. After overcoming several manufacturing challenges, copper wire bonding is now in production for a large range of package types, such as QFNs, BGAs, QFPs, TSSOPs, and SOICs. In addition, other alloy wire bonding technologies, such as silver alloy bonding are set to replace gold wire in semiconductors.

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

•
As far as recent trends in LED packaging are concerned, the sapphire or silicon carbide substrate for LED chip fabrication is migrating from 50mm to 100mm, some are moving to 150mm substrates in production. Larger substrates can produce more LED chips in a wafer. Some manufacturers are moving to silicon substrates to reduce cost.

•
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

Today, our leading-edge high volume production systems support the manufacturing of semiconductor devices having a half-pitch as small as 45 to 22 nanometers (one nanometer is one billionth of a meter). At ASMI, and in close cooperation with our customers, we are qualifying and testing new critical process equipment for line widths of 32 to 15nm. Simultaneously, we are developing new 10 to 7nm technologies in our laboratories. Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers. Accordingly, our system and process development and sales effort is concentrated in 300mm equipment. Initial developments of 450mm equipment have started in parallel.

In order to meet our customers’ needs, we have developed, and are still developing many new materials. For example, in the FEOL, high-k dielectrics and novel metal gate electrodes can improve the performance and reduce the power consumption of a device, thereby enhancing battery life. This same class of materials can also lead to larger charge storage in a smaller capacitor, critical for memories and RF circuits. Whereas in the recent past much focus has been on the development of the high-k dielectric, today as much focus is on new technologies and materials for the metal gate electrode and the gate sidewall passivation. Another example of new materials in the FEOL are our silicon-germanium (“SiGe”) and silicon-carbon (“SiC”) and silicon-carbon-phosphorous (“SiCP”) epitaxial materials that can increase the switching speed of the transistors and the circuit in which they are embedded by so-called strain engineering. This can be done without negatively affecting the power these transistors consume.

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

In the BEOL or interconnect process, a continued demand to improve the speed at which signals travel through thin copper wires has led to the development of a full suite of low-k materials. These low-k materials can decrease the amount of delay in signal propagation, resulting in, for example, faster microprocessors. Simultaneously these low-k materials can reduce the amount of power loss in the interconnections. We have been one of the leaders in successfully introducing these low-k materials in the market. We are continuing to develop improvements to this low-k technology to enable faster interconnect circuits.

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

For our Back-end customers, lead frame and wire bond technology continues to offer the most flexible method of connecting the die to the printed circuit board. Increasing pressure on the number of I/O terminals per unit area of silicon continues to drive down the distance between two adjacent interconnect points or pads, reducing the bond pad pitch and allowable wire diameter. In order to achieve lower manufacturing costs for lead frames, high density lead frames need to be produced. This can be achieved by maximizing strip unit density and manufacturing larger matrix lead frames.

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

The newly developed ASM Die Bonder isLinDA offers a wide range of benefits with the sole target of producing highest speed and quality at lowest cost per die placement. Special handling and operating aspects of stacked and thin die are incorporated in the machine concept. The extremely fast vision system and the ultra-light pick and place head with innovative linear motor technology offer a significant increase in performance, product quality and yield.

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

Product Platform	ASMI Process Technology	Products
Advance® Series	ALD, CVD, diffusion/oxidation, LPCVD	A400, A412, A4ALD, Vertical Furnace Systems
XP (1)	ALD, PECVD, PEALD, Epitaxy	Pulsar® and EmerALD ALD Products, PECVD Products, PEALD Products, Intrepid® Epitaxy(2)
XP8 (1)	PECVD, PEALD	Eagle® PEALD and Dragon PECVD
Epsilon	Epitaxy, LPCVD	Epsilon 2000 and Epsilon 3200 (3) Single Wafer Epitaxy Systems
Polygon®	ALD	Polygon 8200, Polygon 8300 (4) , Pulsar (4) Single Wafer Atomic Layer Deposition Systems

(1)
The XP is our standard single wafer processing platform designed to accommodate multiple process application modules with common platform standards. In 2012 ASM launched the XP8 high productivity platform for PECVD and PEALD, based on our common XP platform standard with an expanded configuration that enables integration of up to 8 chambers on one wafer handling platform.

(2)	In 2012 ASM launched the Intrepid XP tool which enables up to 4 Epitaxy process modules integrated on the XP platform.

(3)	The functionality of the Polygon, Pulsar and EmerALD has merged with the XP platform starting in 2009.

Description of our Front-end Segment’s Product Platforms

Advance
The Advance is our Vertical Furnace, batch processing platform. Products built on this product platform are used for diffusion, oxidation, (LP)CVD and ALD. The product platform is used in many manufacturing steps, from the production of silicon wafers to the final anneal in interconnect. The A400 is a system for 150 and 200mm wafers, while the A412 is for 300mm wafers. The A412 systems feature two reactors above a rotating carousel, a dual-boat concept for high productivity, and a wide range of process applications with variable load sizes from 25 wafers for shortest cycle time requirements, up to 150 wafers for lowest cost requirements in a single run. In this series, we also offer the A4ALD, for atomic layer deposition of dielectrics and metals.

XP Platform
The XP is our high productivity common single wafer product platform, for 300mm. The XP platform will enable integration of sequential process steps on one platform. The XP is now available with Pulsar and EmerALD ALD modules, Intrepid Epitaxy modules, as well as PECVD and PEALD modules.

The XP common platform will benefit our customers through reduced operating costs since multiple ASM products now will use many of the same parts and consumables and a common control architecture improves ease of use. The XP common platform enables us to improve the coherency in our product portfolio.

XP8 Platform
The XP8 platform follows the basic architectural standards of the XP, but provides even higher productivity with up to 8 chambers integrated on a single wafer platform. The XP8 is now available with PECVD and PEALD modules.

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

ALCVD: Atomic Layer Deposition and Plasma Enhanced Atomic Layer Deposition
ALCVD is one of the newest technologies to deposit ultra-thin films of exceptional flatness and uniformity. This technology was brought into ASMI in 1999 with the acquisition of ASM Microchemistry, who first developed the thermal ALD technology. PEALD is an extension of this original ALD technology that uses plasma, which was brought into ASMI in 2001 through a partnership with Genitech and a subsequent acquisition in 2004. The use of plasma enables us to deposit high quality films at very low temperatures. Collectively ASMI refers to these two technologies as its ALCVD process technology platform. ALCVD is a very versatile technology platform that can be used to deposit high-k insulating materials, conductors, silicon oxide and silicon nitride. Selected ALCVD processes are released on our Polygon, XP, XP8 and Advance product platforms. We expect that the trends of continued scaling, and evolution towards three dimensional device structures plays into the strength of our ALCVD position.

LPCVD: novel chemistries
On our LPCVD process technology platform we have developed processes with new chemistries (under the trademark Silcore) that enable the deposition of silicon and silicon containing materials at low temperatures. We offer processes on our Intrepid module and Epsilon product platform for selective and non-selective epitaxy, single wafer LPCVD, and on our Advance 400 product platform for thin, smooth polycrystalline Si. Our strategy for the LPCVD process technology platform as a whole is to continue to qualify new chemistries developed by, and with, our chemical suppliers for all of our product platforms, well in advance of the development of our customers’ needs.

Back-end Segment Products
The following table lists ASM Pacific Technologies (“ASMPT”) principal products for the Back-end market and the main technologies that they enable.

Product Platform	ASMI Process Technology	Products
Die Attach Equipment	Die Bonding	AD8312epoxy, ISLinDA stack die, AD830, AD838, AD838L, AD210. MCM12 multi chip, SD832D soft solder, IS898 glass attach Systems, AD211/AD220 Eutectic Die Bonder
Scanning and Sorting Equipment	Die Sorting	AS899, MS100 Plus die sorting Systems; ES101/ES201 Automated Optical Inspection System
Flip Chip Equipment	Flip Chip Bonding	AD9012A, , AD9012TS, AD9212 solder flip chip bonder, AD9312 TCB flip chip, AD9012TC, Hummingbird stud bumping Systems
Wire Bonding Equipment	Thermosonic Gold/Copper Wire Bonding	TwinEagleXtremeGo/Cu iHawkXtreme GoCu EagleXtremeGoCu, A350
Wire Bonding Equipment	Ultrasonic Aluminum Wedge Bonding	Heavy Aluminum Wire Bonder AL501, AB530, AL512, AB559A rotating bond head, Leo-H
Singulation Equipment	Singulation	Laser Scriber LS100
Encapsulation Equipment	Molding, Dispensing and Jetting	IDEALmold 3G mold and Osprey transfer molding Systems, IDEALcompress/ IDEALab Silicone Liquid Molding, DS500 dam-and-fill Systems, DS520 Jetting System, DS86 Dispense and Compensation System
Post Encapsulation Equipment	Ball Placement, Testing and Marking, Trim and Form, Singulation, Binning
BP2000 ball placement, iSAP jig saw and sorting, MPhoenix, MP-TAB trim form system, FT2030S, FT-mini, FT2018, FV2030 Vision Inspection, SLS230 LED Testing & Sorting, SLT400/AT410 LED Taping, IP360 Package Sorting and Taping System

Die and Flip Chip Bonding, and Die Sorting Products
ASMPT manufactures several die bonding models as well as die sorting equipment to address various markets including semiconductors and light emitting diodes (LED). The latest epoxy die bonder platform for 300mm wafers continues the path undertaken by ASMPT to provide customers with high quality cost-efficient systems. With its capability of handling up to 300mm wafers, fully automatic operation, epoxy writer, pre and post bond inspection and wafer mapping, this platform is able to provide customers with favorable operational results. Variations on this platform have been developed to address the requirements of the growing stacked die market. The ability to handle silicon devices down to 25 microns in thickness is a key feature for the future.

ASMPT's ISLinDA is a cutting edge 12” die bonder for stacked and thin die bonding capability. It is excellent in thin die handling employing various patented thin die ejecting systems. It can achieve high throughput and accuracy by a dual head system and a powerful vision system. To facilitate accurate factory automation during stacked die package manufacturing, it is also equipped with the intelligent iLaser system and bond arm system for automatic die layer and thickness detection.

The Twin832 is a high speed epoxy die bonder equipped with an innovative dual patented bond head system. It is suitable for handling a large range of IC/discrete packages, especially SiP, for multi-chip bonding for standalone or in-line machines. High density lead frames can be applied in the Twin832 as its large range of work-holder track width maximizes customer's productivity at low production cost.

Packaged device performance is continually pushed to higher levels. In critical applications, devices are increasingly utilizing flip chip interconnect methods to provide higher levels of electrical performance. Our flip chip platform provides high speed flip chip die bonding for IC applications. Variations of this platform have evolved to provide for the use of ultrasonics, heat force or the combination of these to affect the process. There continues to be a very large market in which the die and wafer sizes are relatively small, under 30 mils square. A mil is 1/1000 of an inch. Many of these devices are attached directly to printed circuit boards (Chip on Board, “COB”) or very large arrays. Therefore, many different handling methods are required. We have several systems addressing the various form factors represented in the market.To address the increasing adoption of flip chip technologies in mobile electronics, ASMPT newly developed a high precision Thermal Compression flip chip bonder - the AD9312. The AD9312 is equipped with innovative shared optics to achieve ultra high bonding accuracy. It is also adopting the intelligent bond head active tilting control and patented active vibration control for high quality bonding with excellent coplanarity and stability.

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

Wire Bonding Products
GoCu is ASMPT's state-of-the-art copper wire bonding solution. A series of ASMPT's high performance gold wire bonder can be upgradable for copper wire bonding, such as the Eagle Xtreme, the iHawk Xtreme, the Harrier Xtreme and the TwinEagle Xtreme. With GoCu, copper wire bonding can be faster and can also provide better aluminum remnant control than using gold. Together by offering a revolutionary solution for the second bond, GoCu provides an excellent copper wire bonding solution ready for customers' mass production.

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

Automated Systems
The FT2018/ FT-Mini is our high speed turret based test handler for small discrete (FT2018) and mini discrete (FT-Mini) applications. Both FT2018/ FT-Mini are equipped with a highly accurate turret system and tape-and-reel system for high quality testing and finishing processes. The FT2018/ FT-Mini also offers intelligent features, such as iContact for package protection and iContact Plus for automatic position learning to have optimized contact level.

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

Electronics Assembly Products (Hardware)

Type of Production	Applications/Industries	Platforms
High-end/high-speed environments	Large EMS providers, telecommunication & IT products, LED placement	SIPLACE X SIPLACE CA
High-quality/high-mix environments	Small and medium-sized EMS providers, machine controls, automobile industry, aerospace	SIPLACE SX
Cost-sensitive high-volume environments	Medium-sized and large EMS providers	SIPLACE D

Within the platforms, machines with different gantry and head configurations are available (e.g., SIPLACE Di1, SIPLACE Di2, SIPLACE Di4, or SIPLACE SX1, SIPLACE SX2, SIPLACE SX 4 etc.)

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

The SIPLACE X Series is our powerful high-end SMT platform able to handle 01005 components, which is the smallest component size being processed today, with no slowdown in high-volume environments. The SIPLACE X-Series is an attractive solution for large EMS companies, mobile phone production and the growing LED placement market.

The SIPLACE CA Series is the first placement platform that can supply components directly from the wafer as well as with classic SMT feeder technologies. For the electronics manufacturer, this capability means increased flexibility and investment protection.

The highly flexible SIPLACE SX placement platform has special interchangeable gantries, intelligent feeders and innovative setup concepts, all of these make SIPLACE SX an ideal solution for high-mix environments. The key feature of this highly innovative solution is the “Capacity-on-Demand” function. The newly developed SIPLACE MultiStar placement head switches automatically between Collect & Place mode, Pick & Place mode and a special mixed mode, which is why it can be used for the fast placement of standard components as well as for the end-of-line placement of large components. Thanks to these properties, even high-mix lines can operate well balanced at all times for improved total line productivity.

With the digital SIPLACE Di-Series, which combines high-tech innovations with proven technologies, a favorable price-performance ratio and cost of ownership, SIPLACE offers a platform for highly cost-sensitive users in the standard and high-performance segment who require lots of flexibility and the latest technology.

Intellectual Property and Trademarks

Intellectual Property
Because of the rapid technological advances in the microelectronics field, our products must continually change and improve. Accordingly, we believe that our success will depend upon the technical competence and creative ability of our personnel as well as the ownership of and the ability to enforce our intellectual property rights.

We own and license patents that cover some of the key technologies, features and operations of our products and are registered in the principal countries where semiconductor devices or equipment are manufactured or sold. For instance, we have hundreds of issued patents that relate to our ALCVD process technology platform. As another example, we have a significant number of issued patents related to Silcore and other specialized LPCVD process chemistries.

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

Segment	For year:	2008	2009	2010	2011	2012
Front-end	Initial patent filings	79	47	33	51	64
	Patents in force at year end	872	830	931	1,043	1,127
Back-end	Initial patent filings	18	19	18	21	33
	Patents in force at year end	332	399	436	731	813

We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to epitaxy and certain chemicals used to deposit insulating layers for PECVD. We pay Applied Materials a royalty on sales of equipment that use certain patented technologies. A number of the licensed patents have already expired and the royalties related to these patents have ended. The remaining royalty bearing patents that we use expire at various times through 2013. Upon expiration of the patents, the technology may be used royalty-free by the public, including us. For further information, see Item 3.D, “Risk factors—We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated our business could be adversely affected.”

We have licensed our intellectual property in parts of our ALCVD process technology platform through non-exclusive, restricted field of use license agreements to a limited number of companies. In addition to generating revenue, we seek to accelerate market acceptance of our ALCVD technology through our licensing efforts.

We have licensed our RTP portfolio of 61 issued patents and 11 pending patents to Levitech BV.

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

AB500B, Cheetah, DreamPAK, DRYLUB, EQUIPMANAGER, EQUIPMGR, FAB Farming, IDEAL Compress, IDEALine, IDEALsystem, IDEALab, IDEALNet, PGS, SMARTWALK, SOFTEC, SmartSurf, and Ultravac are registered trademarks of ASM Pacific Technology Ltd. Eagle60, Harrier, Hummingbird, IDEALmold, OSPREYLine, TwinEagle, SolarCSI, SolarWIS, SolarMTS, SolarLAS, NANOCU, SolarXchange, SolarATM and DYNAMAX are trademarks of ASM Pacific Technology.

SIPLACE is a trademark licensed from Siemens AG by ASM Pacific Technology in respect of its electronics assembly systems business.

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

Our net research and development expenses were €78.8 million, €129.4 million and €149.2 million in 2010, 2011 and 2012, respectively. We expect to continue investing significant resources in research and development in order to enhance our product offerings. Our research and development activities are chiefly conducted in the principal semiconductor markets of the world, which enables us to draw on innovative and technical capabilities on an international basis. Each geographic center provides expertise for specific products and/or technologies. This approach, combined with the interactions between the individual centers, permits efficient allocation of technical resources and customer interaction during development. In 2010, we formed a globally Platform Engineering group that addresses the needs for common platforms for the various products in our Front-end Segment. Selected resources in Belgium, Almere and Helsinki have been grouped under Corporate R&D, addressing the common needs for advanced materials research and process integration work for the 15nm to 7nm nodes.

Segment	Location	Number of R&D employees as of December 31, 2012, exclusive of temporary workers
Front-end	Almere, the Netherlands	47
	Leuven, Belgium	24
	Helsinki, Finland	14
	Phoenix, Arizona, United States	105
	Cheonan, South Korea	37
	Singapore	4
	Tama, Japan	79
Back-end	Hong Kong, the People’s Republic of China	500
	Singapore	351
	Chengdu, the People’s Republic of China	185
	Munich, Germany	187
	United Kingdom	1
Total		1,534

As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. At December 31, 2012, our Front-end segment was engaged in several formal joint development programs with customers for 300mm applications of our products. As part of these efforts, we may sell new products to customers at a significantly reduced margin, and invest significant resources in the joint development and subsequent product qualification. We sometimes also cooperate with other semiconductor capital equipment suppliers in complementary fields, in order to gain knowledge on the performance of our own deposition processes, in cooperation with other processes, either in bilateral or in publicly funded projects. In addition to cooperating with customers and other capital equipment suppliers, we also enter into research projects with technical universities and institutes (including for example TNO and IMEC, in the Netherlands and Belgium respectively).

We participate also in publicly funded programs, mainly in Europe, to develop the production technology for semiconductor devices with line widths of 15 and 11nm and below, and in More-than-Moore technologies. Among our current cooperative efforts are projects awarded under the Information Society Technologies (IST) seventh framework program. We are also a partner in several cluster development programs in the Eureka initiative by MEDEA+ (Micro Electronics Development for European Applications) and its successor CATRENE (Cluster for Application and Technology Research in Europe on Nano-Electronics.

In 2011 we renewed our strategic R&D partnership with the Interuniversity MicroElectronics Center (IMEC) in Leuven, Belgium. Our Epsilon, A412, Pulsar, EmerALD, Dragon and Eagle based products are involved in this partnership. In 2012 we significantly expanded our partnership with additional ALD and Epi capability. This gives us the opportunity to investigate, both jointly and independently, the integration of individual process steps in process modules and electrically active devices. We have been partnering with IMEC since 1990.

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

In 2012 we strengthened our organization with a global supply chain function, that includes, in addition to procurement, responsibility for supply chain quality and inventories.

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

To execute the sales and service functions in the Front-end, we have established a global sales force, in which all regional units report directly into the global sales organization. We have sales offices located in Europe (in the Netherlands, France, Ireland, Germany and Italy), Israel, Taiwan, Korea, the People’s Republic of China, Singapore, the United States of America and Japan. At the end of 2012, 248 employees were employed in sales and marketing of Front-end products, representing 15 % of total Front-end segment staff.

Sales of Back-end equipment and materials are provided by our principal offices in Hong Kong and Singapore, through direct sales offices in the People’s Republic of China, Taiwan, the Philippines, Malaysia, Thailand, Japan, Europe and North America, and through sales representatives in South Korea and some parts of the United States. At the end of 2012, 566 employees were employed in sales and marketing of Back-end products, representing 4% of total Back-end segment staff.

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

Our largest customer accounted for approximately 5.2%, 6.4% and 8.8% of our net sales in 2010, 2011 and 2012, respectively. For our Front-end segment this was 21.6%, 22.8% and 33.6% of our net sales in 2010, 2011 and 2012, respectively. For our Back-end segment this was 4.3%, 3.5% and 4.9% of our net sales in 2010, 2011 and 2012, respectively. Our ten largest customers accounted for approximately 27.9%, 27.9% and 31.6% of our net sales 2010, 2011 and 2012, respectively. For our Front-end segment this was 61.2%, 70.4% and 75.3% of our net sales in 2010, 2011 and 2012, respectively. For our Back-end segment this was 23.7%, 20.2% and 25.1% of our net sales 2010, 2011 and 2012, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, timing of new fabrication facilities and new product introductions.

The following table shows the distribution of net sales, by segment and geographic destination of the product:

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2012	Front-end	26.1%	S.E. Asia	8.4%	55.4%
			Europe	5.5%	12.6%
	Back-end	73.9%	United States	9.3%	4.6%
			Japan	2.9%	1.3%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2011	Front-end	27.9%	S.E. Asia	9.2%	52.8%
			Europe	6.6%	14.1%
	Back-end	72.1%	United States	9.1%	2.3%
			Japan	3.0%	2.9%

	SEGMENT	PERCENTAGE OF NET SALES	GEOGRAPHIC DESTINATION	PERCENTAGE OF NET SALES
				Front-end	Back-end
2010	Front-end	24.0%	S.E. Asia	8.2%	68.9%
			Europe	5.6%	0.7%
	Back-end	76.0%	United States	7.5%	1.7%
			Japan	2.7%	4.7%

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time in order to optimize the use of the equipment for the customer’s specific processes. For our Front-end operations, where the availability of field support is particularly important for a sale, 560 employees were employed in customer service at the end of 2012 representing 34% of total Front-end segment staff. For our Back-end operations 1,175 employees were employed in customer service at the end of 2012, representing 7% of total Back-end segment.

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

Our primary competitors in the Front-end market are from the United States, Japan and Korea. Our primary competitors in the Back-end market are from the United States, Europe and Japan. In each of our product lines, we compete primarily with two or three companies which vary from small to large firms in terms of the size of their net sales and range of products. Our primary competitors in the Front-end market include Applied Materials, LAM Research Corporation, Tokyo Electron, Kokusai, Wonik IPS and Jusung. Our primary competitors in the Back-end market include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui. The primary competitors of SIPLACE in the placement market are Fuji, Panasonic, Juki, and Yamaha (Japan); Assembleon (Europe); and Universal (U.S.).

C. Organizational structure.

ASM International NV is a holding company that operates through its subsidiaries. Our major operating subsidiaries as of March 15, 2013 are:

Subsidiary Name and Location	Country of Incorporation	Percentage Owned by ASM International NV
ASM Europe BV Almere, the Netherlands	The Netherlands	100%
ASM America, Inc. Phoenix, Arizona, United States	United States	100%
ASM Japan K.K. Tama, Japan	Japan	100%
ASM Front-End Manufacturing Singapore Pte. Ltd., Singapore	Singapore	100%
ASM Pacific Technology Ltd. Hong Kong, the People’s Republic of China	Cayman Islands	40.08%

See Exhibit 8.1 for a list of our main subsidiaries.

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

SEGMENT	LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE
	Almere, the Netherlands	Executive offices of ASMI Marketing, research and offices	139,000
	Tama and Nagaoka, Japan	Wafer processing equipment marketing, research and offices	80,000
Front-end	Phoenix, Arizona, United States	Wafer processing equipment marketing, research and offices	130,000
	Singapore	Wafer processing equipment manufacturing and offices	169,000
	Cheonan, South Korea	Wafer processing equipment manufacturing, marketing, research and offices	34,000
	Helsinki, Finland	Wafer processing equipment research and offices	6,000
	Hong Kong, People’s Republic of China	Semiconductor assembly and encapsulation equipment manufacturing, marketing, research and offices	280,000
	Shenzhen, People’s Republic of China	Semiconductor assembly equipment parts and modules manufacturing, lead frame manufacturing and offices	2,112,000
Back-end	Chengdu, People’s Republic of China	Semiconductor assembly equipment research and offices	179,000
	Singapore	Semiconductor assembly equipment and etched lead frame manufacturing, marketing, research and offices	403,000
	Johor Bahru, Malaysia	Semiconductor assembly equipment parts and modules manufacturing, etched lead frame manufacturing and offices	315,000
	Munich, Germany	SMT equipment manufacturing, marketing, research and offices	325,000

Our principal facilities in the Netherlands, the United States, Korea, Finland, Hong Kong, the People’s Republic of China, Singapore and Malaysia are subject to leases expiring at various times from 2012 to 2024. Some facilities we own are subject to mortgages. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations.

Back-end's new manufacturing plant in Huizhou has its second phase being fully-operational since September 2012.  The second phase consists of one casting center with two automatic resin sand casting lines for steel and aluminum respectively and a metallurgy laboratory to support metallic material research and development and casting technology development, and one machining center building with CNC machines and CNC lathes.

The etched leadframe production facility in Fuyong Plant in China is fully-operational to support the growing China market.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview
We are an equipment supplier mainly to the semiconductor, LED and electronics manufacturing industry . We design, manufacture and provide services to our customers for the production of semiconductor devices, or integrated circuits, for the production of LED's and for electronics manufacturing in general.

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

We conduct our Front-end business, which accounted for 26% of our net sales in 2012, through our principal facilities in the Netherlands, the United States, Japan and Singapore. We conduct our Back-end business, which accounted for 74% of our net sales in 2012, through our principal facilities in Hong Kong, the People's Republic of China, Singapore, Malaysia and Germany. Our Back-end operations are conducted through our 51.96% majority-owned subsidiary, ASM Pacific Technology, which ownership was decreased to 40.08% in March 2013.

We sell our products to the semiconductor manufacturing industry and the assembly (pick and placement) industry, which is subject to sudden, extreme, cyclical variations in product supply and demand.

2012 was a challenging year for ASM. We started the year with a low order book. Order intake in Q1 and Q2 was healthy. While the whole industry was expecting a strong second half of 2012, this didn't happen. As a consequence we ended the year again on a low order book level, below the level at the end of 2011. Towards the end of 2012 we saw strong order intake in our Front end activities, however order intake in the back end operations remained weak. As a consequence sales for the year ended at a level of €1,418 million, compared to a level of €1,634 million in 2011.

Sales in the Front-end show a decrease from €456 million to €370 million for the full year. This 19% decrease of net sales was driven by lower equipment sales, especially in the older, capacity-driven technologies. Our Back-end segment sales decreased from €1,178 million to €1,048 million. In this segment lower equipment sales in the so-called existing activities, were partly compensated by higher Leadframes sales. The Assembly System AS activities, acquired in 2011 of Siemens, contributed approximately €100 million less in sales revenue compared to 2011.

The gross margin for ASMI consolidated decreased from 34.9% in 2011 to 31.1% in 2012. Gross margin in our Front-end segment decreased from 37.8% in 2011 to 33.6% in 2012, while our Back-end segment showed a decrease from 33.8% to 30.2% for the same period. The decrease of the gross margin in our Front-end segment compared to last year is mainly attributable to product mix differences, lower loading of the factories and in-efficiencies. The latter especially had an impact on the first half year margin. The gross profit margin in the comparable Back-end segment decreased due to mix differences between equipment and lead frame sales, higher price pressure in the equipment sales and the lower loading of the factories.

The result from operations as a percentage of sales decreased from 22.5% in 2011 to 6.2% in 2012. In 2011 the purchase price allocation of the newly acquired Siemens Electronics Assembly System (SEAS) business, now called ASM Assembly Systems, resulted in a bargain purchase gain of €109 million, equal to 6% of sales. The operating margin of our Front-end segment decreased from 13.7% in 2011 to 0.4% in 2012. For the same period the operating margin of our Back-end segment, excluding the purchase price allocation, decreased from 18.1% to 8.4%.

Net earnings decreased from €187 million (€136 million excluding the bargain purchase gain of SEAS) in 2011 to €7 million in 2012.

The Company generated a positive operational cash flow in 2012 of €42 million compared to €217 million in 2011. Both the Front-end as the Back-end operations were generating a positive operational cash flow in 2012.

In October 2012, we exercised our right to call the outstanding 6.50% convertible subordinated notes (due 2014), resulting in conversion of all remaining notes at November 20, 2012.

A. Operating Results

Sales
Our Front-end sales are concentrated in the United States, Europe, Japan and Asia and our Back-end sales are concentrated in Asia and Europe.

The following table shows the geographic distribution of Front-end and Back-end sales of both our segments for the years 2010, 2011 and 2012:

	Year ended December 31,
(amounts in millions)	2010		2011		2012
Front-end:
United States	€91.7	31.3%	€148.4	32.5%	€131.8	35.6%
Europe	67.9	23.1	107.8	23.6	77.9	21.0
Taiwan	35.1	12.0	37.8	8.3	47.2	12.7
Japan	33.0	11.2	49.7	10.9	40.6	11.0
South Korea	37.3	12.7	70.2	15.4	49.1	13.3
China	21.5	7.3	23.6	5.2	16.1	4.3
Other	6.9	2.4	18.6	4.1	7.7	2.1
	€293.4	100%	€456.1	100%	€370.4	100%
Back-end:
People’s Republic of China	€350.0	37.7%	€527.6	44.8%	€445.8	42.6%
Europe	8.3	0.9	230.2	19.5	177.9	17.0
Taiwan	148.8	16.0	71.9	6.1	63.6	6.1
Malaysia	112.1	12.1	84.0	7.1	93.5	8.9
South Korea	97.8	10.5	41.4	3.5	36.2	3.5
Hong Kong	39.9	4.3	26.7	2.3	27.6	2.6
Thailand	42.1	4.5	32.5	2.8	42.7	4.1
Japan	57.4	6.2	47.0	4.0	18.8	1.8
Singapore	13.8	1.5	16.7	1.4	15.0	1.4
Philippines	34.4	3.7	34.8	3.0	25.2	2.4
United States	21.1	2.3	37.5	3.2	65.7	6.3
Other	3.8	0.4	28.0	2.4	35.7	3.4
	€929.5	100%	€1,178.3	100%	€1,047.7	100%

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

The sales cycle for Back-end products is typically shorter than for Front-end products. Generally, the majority of our Back-end equipment is built in standard configurations. These products are approximately 85% complete in anticipation of customer orders. Upon receipt of a customer’s order and specifications, the remaining 15% of the manufacturing is completed. This allows us to complete the assembly of our equipment in a short period of time. We therefore require between two to six weeks for final manufacturing, testing, crating, and shipment of our Back-end equipment. Our Back-end customers’ acceptance periods are generally shorter than those for Front-end equipment. Our local staff provide installation, training and technical support to our customers in all of our major markets.

A substantial portion of our Front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing complete fabrication equipment. As a result our Front-end sales in this segment tend to be uneven across customers and financial periods. Sales to our ten largest Front-end customers accounted for 61.2%, 70.4% and 75.3% of Front-end net sales in 2010, 2011 and 2012, respectively. The composition of our ten largest Front-end customers changes from year to year. The largest Front-end customer from these ten accounted for 21.6%, 22.8% and 33.6% of Front-end net sales in 2010, 2011 and 2012, respectively.

Back-end sales per customer tend to be more level over time than Front-end sales, because Back-end operations can be scaled up in smaller increments at existing facilities. Sales to our ten largest Back-end customers accounted for 27.3%, 20.2% and 25.1% of Back-end net sales in this segment in 2010, 2011 and 2012, respectively. Because our Back-end customers’ needs are more level over time, the composition of our ten largest customers is more stable from year to year than in the Front-end segment. Our largest Back-end customer accounted for 4.3%, 3.5% and 4.9% of Back-end net sales 2010, 2011 and 2012, respectively.

Research and Development
We continue to invest heavily in research and development. As part of our research and development activities, we are engaged in various development programs with customers and research institutes these allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. Research and development costs are expensed as incurred. The costs relating to prototypes and experimental models, which we may subsequently sell to customers are charged to the cost of sales. Our research and development operations in the Netherlands and the United States receive research and development grants and credits from various sources.

For a further discussion of research and development expenses see Item 4.B, “Business Overview—Research and Development” and “Results of Operations,” below.

Critical Accounting Policies and Estimates
The preparation of consolidated financial statements and related disclosures in conformity with generally accepted accounting principles in the US (“US GAAP”) requires management to make judgments, assumptions and estimates that affect the amounts reported. Note 1 of "Notes to Consolidated Financial Statements" describes the significant accounting policies used in the preparation of the consolidated financial statements. Some of these significant accounting policies are considered to be critical accounting policies.

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

Estimates and assumptions about future events and their effects cannot be determined with certainty. ASMI bases its estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as ASMI’s operating environment changes. These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known. In addition, management is periodically faced with uncertainties, the outcomes of which are not within its control and will not be known for prolonged periods of time. These uncertainties include those discussed in Item 3D, “Risk Factors.” Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that ASMI’s consolidated financial statements are fairly stated in accordance with US GAAP, and provide a meaningful presentation of ASMI’s financial condition and results of operations.

An analysis of specific sensitivity to changes of estimates and assumptions are included in the notes to the financial statement.

Management believes that the following are critical accounting policies:

Revenue recognition
ASMI recognizes revenue when all four revenue recognition criteria have been met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) seller’s price to buyer is fixed or determinable; and (4) collectability is probable. Each sale arrangement may contain commercial terms that differ from other arrangements. In addition, we frequently enter into contracts that contain multiple deliverables. Judgment is required to properly identify the accounting units of the multiple deliverable transactions and to determine the manner in which revenue should be allocated among the accounting units. Moreover, judgment is used in interpreting the commercial terms and determining when all criteria of revenue recognition have been met in order for revenue recognition to occur in the appropriate accounting period. While changes in the allocation of the estimated sales price between the units of accounting will not affect the amount of total revenue recognized for a particular sales arrangement, any material changes in these allocations could impact the timing of revenue recognition.

In 2009, the Financial Accounting Standards Board issued amended revenue recognition guidance for arrangements with multiple deliverables and certain software sold with tangible products. This new guidance eliminates the residual method of revenue recognition. It allows management to use a best estimate of selling price for individual elements of an arrangement when vendor specific evidence or third party evidence is unavailable. ASMI implemented this guidance beginning in the first quarter of 2011 for transactions that were initiated or materially modified during 2011. The implementation of the new guidance had no significant impact on reported net sales as compared to net sales under previous guidance. This was because the new guidance did not change the units of accounting within sales arrangements. Also, the elimination of the residual method for the allocation of arrangement consideration did not have a major impact on the amount and timing of reported net sales.

A major portion of our revenue is derived from contractual arrangements with customers that have multiple deliverables, such as equipment and installation. For each of the specified deliverables ASMI determines the selling price by using either vendor specific objective evidence ("VSOE"), third party evidence ("TPE") or by best estimate of the selling price ("BESP"). For transactions entered into, or materially modified, as of January 1, 2011, in which the Company is unable to establish relative selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. On December 31, 2011 and December 31, 2012 we deferred revenues from installations in the amount of €6.3 million and €3.5 million respectively.

Our Front-end sales frequently involve sales of complex equipment, which may include customer-specific criteria, sales to new customers or sales of equipment with new technology. For each sale, the decision of whether to recognize revenue is, in addition to shipment and factory acceptance, based on: the contractual agreement with a customer, the experience with a particular customer, the technology and the number of similarly configured equipment previously delivered. Based on these criteria we may decide to defer revenue until completing installation at the customer’s site and obtaining final acceptance from the customer. On December 31, 2012 we deferred revenue from sales of equipment of €1.9 million. As of December 31, 2011 we had no deferred revenue from sales of equipment.

Warranty
We provide maintenance on our systems during the warranty period, which is usually one to two years. Costs of warranty include the cost of labor, material and related overhead necessary to repair a product during the warranty period. We accrue for the estimated cost of the warranty on products shipped in a provision for warranty, upon recognition of the sale of the product. The costs are estimated based on actual historical expenses incurred and on estimated future expenses related to current sales, and are updated periodically. Actual warranty costs are charged against the provision for warranty. The actual warranty costs may differ from estimated warranty costs, and we adjust our provision for warranty accordingly. Future warranty costs may exceed our estimates, which could result in an increase of our cost of sales.

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

Goodwill is tested for impairment annually on December 31 and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. Our Front-end impairment test and the determination of the fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs, as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Our Back-end impairment test is based on the market value of the listed shares of ASMPT. The material assumptions used by management for the annual impairment test performed per December 31, 2012 were:

•	For Front-end external market segment data, historical data and strategic plans to estimate cash flow growth per product line have been used;

•
Cash flow projections for the first four years. After these four years perpetuity growth rates are set based on market maturity of the products. For maturing product the perpetuity growth rates used are 1% or less and for enabling technology products the rate used is 3% or less;

•
An average discount rate of 22.7% (2011: 20.5%) representing the pre-tax weighted average cost of capital. This relatively high rate is a consequence of the current situation whereby certain production lines are in the early phase of the product life-cycle, hence reflecting a higher risk;

•	For Back-end the market value of the listed shares of ASMPT on the Hong Kong Stock exchange was used in our analysis.

Management believes that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting units substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2012.

The calculation of fair value involves certain management judgments and was based on our best estimates and projections at the time of our review. The value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time. On December 31, 2012, we determined that a decrease in estimated cash flows of 10% and an increase of 10% of the discount rate used in calculating the fair value would not result in an impairment of the carrying value of goodwill.

Other intangible assets and property, plant and equipment are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The cash flow estimates that we use include certain management judgments and are based on our best estimates and projections at the time of our review, and these may be different if other assumptions are used. In future periods, however, we may be required to record impairment losses, which may significantly affect our results of operations at that time. On December 31, 2012, we determined that a decrease in estimated cash flows of 10% would not result in an impairment of the carrying value of long-lived assets.

Allowance for doubtful accounts
ASMI maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. This allowance is based on historical experience, credit evaluations, specific customer collection history and any customer-specific issues ASMI has identified. Changes in circumstances, such as an unexpected adverse material change in a major customer’s ability to meet its financial obligation to ASMI or its payment trends, may require us to further adjust our estimates of the recoverability of amounts due to ASMI, which could have an adverse material effect on ASMI’s financial condition and results of operations. On December 31, 2012 the allowance for doubtful accounts amounted to €8.6 million, which is 2.8% of our total accounts receivable.

Inventories
Inventories are stated at the lower of cost (first-in, first out method) or market value. Inventory in the newly acquired SEAS business is generally determined on the basis of an average method. Costs include net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Allowances are made for slow moving, obsolete or unsellable inventory and are reviewed on a quarterly basis.

We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors. These include: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take worldwide quantities and demand into account in our analysis.

On December 31, 2012 our allowance for inventory obsolescence amounted to €65.3 million, which is 16.2% of our total inventory. If circumstances related to our inventories change, our estimate of the values of inventories could materially change. On December 31, 2012, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of €40 million.

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

	December 31,
	2011	2012
Expected life (years)	7	7
Risk free interest rate	3.51%	3.28%
Dividend yield	0.32	0.64
Expected volatility	40.9%	42.0%

Income taxes
We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. We have established a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will not be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. On December 31, 2012, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of €83.2 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2012 is not realizable, this would result in an additional valuation allowance and an income tax expense of €0.8 million.

Consistent with the provisions of ASC 740, as of December 31,2012, ASMI has a liability of unrecognized tax benefits of €22.5 million (2011: €21.7 million). A reconciliation of the beginning balance on January 1, 2012 and the ending balance on December 31, 2012 of the liability for unrecognized tax benefits is as follows:

(euro millions)
Balance January 1, 2012	21.7
Gross increases—tax positions in current year	1.2
Foreign currency translation effect	(0.4)
Balance December 31, 2012	22.5

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where we are not tax registered and tax deductible costs. We estimate that no interest and penalties are related to these unrecognized tax benefits. Unrecognized tax benefits would, if recognized, impact the Company’s effective tax rate. The Company provided for the amount of €22.5 million, representing managements best estimate to mitigate possible impact in case of an unfavorable outcome.

The calculation of our tax positions involves dealing with uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. Settlement of uncertain tax positions in a manner inconsistent with our estimates could have a material impact on our earnings, financial position and cash flows.

Results of operations
The following table shows certain Consolidated Statement of Operations data as a percentage of net sales for our Front-end and Back-end segments for the years 2010, 2011 and 2012:

	Year ended December 31,
	Front-end			Back-end			Total
	2010	2011	2012	2010	2011	2012	2010	2011	2012
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(60.9)	(62.2)	(66.4)	(53.2)	(66.2)	(69.9)	(55.1)	(65.0)	(68.9)
Gross profit	39.1	37.8	33.6	46.8	33.8	30.2	44.9	35.0	31.1
Selling, general and administrative expenses	(17.2)	(13.4)	(17.3)	(8.6)	(9.7)	(13.1)	(10.7)	(10.7)	(14.2)
Research and development expenses	(12.5)	(10.7)	(15.8)	(4.6)	(6.9)	(8.6)	(6.4)	(7.9)	(10.5)
Amortization of other intangible assets	(0.1)	—	(0.1)	—	(0.1)	(0.1)	—	(0.1)	(0.1)
Impairment of PP&E	—	—	—	—	(0.7)	—	—	(0.5)	—
Gain bargain purchase	—	—	—	—	9.3	—	—	6.6	—
Restructuring expenses	(3.8)	—	(0.2)	—	—	—	(0.9)	—	(0.1)
Earnings from operations	5.4	13.7	0.2	33.6	25.9	8.4	26.9	22.5	6.2
Net interest income (expense)	(5.1)	(2.7)	(2.8)	0.1	0.1	—	(1.2)	(0.6)	(0.7)
Accretion of interest convertible	(2.1)	(1.0)	(1.2)	—	—	—	(0.5)	(0.3)	(0.3)
Revaluation conversion option	(6.5)	(1.0)	—	—	—	—	(1.6)	(0.3)	—
Gain (expense) resulting from early extinguishment of debt	(1.2)	(0.2)	(0.6)	—	—	—	(0.3)	—	(0.2)
Foreign currency exchange gains (losses)	(0.6)	1.8	(0.8)	0.2	(0.2)	(0.1)	—	0.3	(0.3)
Result from investments	—	—	(0.2)	—	—	—	—	—	(0.1)
Earnings (loss) before income taxes and dilution	(10.1)	10.6	(5.5)	33.9	25.7	8.3	23.3	21.6	4.7
Income tax income / (expense)	(2.1)	(1.0)	(2.4)	(4.0)	(2.7)	(1.7)	(3.5)	(2.2)	(1.9)
Net earnings (loss)	(12.2)%	9.8%	(7.9)%	29.9%	23.0%	6.6%	19.8%	19.4%	2.9%
Allocation of net earnings (loss)
Shareholders of the parent							9.0%	11.4%	0.5%
Minority interest							10.8%	7.9%	2.4%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net sales
The following table shows net sales of our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full year
	2011	2012	% Change
Front-end	456.1	370.4	(19)%
Back-end	1,178.3	1,047.7	(11)%
ASMI consolidated	1,634.3	1,418.1	(13)%

The decrease of net sales in the full year 2012 in our Front-end segment compared to the same period last year was driven by decreased equipment sales as a result of decreased activity at our customers. In our Back-end segment sales decreased due to a lower activity level in equipment sales (as well IC/DE equipment as assembly equipment).

The impact of currency changes year-over-year was an increase of 8%.

Gross profit margin
The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full year
	Gross profit		Gross profit margin		Increase or (decrease) percentage points
	2011	2012	2011	2012
Front-end	172.3	124.5	37.8%	33.6%	(4.2)pt
Back-end	398.3	315.9	33.8%	30.2%	(4.6)pt
ASMI consolidated	570.6	440.4	34.9%	31.1%	(4.5)pt

The decrease of the gross margin in our Front-end segment compared to the same period last year is mainly attributable to efficiency losses and lower loading of our factories which caused under absorption and inventory corrections, on the one hand, and higher investments in evaluation tools, on the other. The gross profit margin in the Back-end segment decreased mainly due to mix differences (higher lead frame activities), increased price pressure and a lower activity level.

The impact of currency changes year-over-year was a increase of 8%.

Selling, general and administrative expenses
The following table shows selling, general and administrative expenses (SG&A) for our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full year
	2011	2012	% Change
Front-end	61.2	64.4	5%
Back-end	113.8	137.6	21%
ASMI consolidated	175.0	202.1	15%

As a percentage of net sales, selling, general and administrative expenses (SG&A) were 14% in the full year 2012 and 10% in the same period of 2011.

For the full year 2012 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, increased to 17% compared with 14% for the same period of 2011. The SG&A expenses include a provision of €2.1 million for Elpida. For the Back-end segment selling, general and administrative expenses as a percentage of net sales increased from 9% in 2011 to 13% in 2012. Cost increases mainly took place in the Back-end equipment and lead frames business, caused by a strengthening of the organization.

The impact of currency changes year-over-year was an increase of 8%.

Research and development expenses
The following table shows research and evelopment expenses for our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full year
	2011	2012	% Change
Front-end	48.5	58.7	21%
Back-end	80.9	90.5	12%
ASMI consolidated	129.4	149.2	15%

As a percentage of net sales, research and development expenses were 10% in the full year 2012 compared to 7% for the same period of 2011.

The impact of currency changes year-over-year was an increase of 8%.

Impairment charge for property, plant and equipment
In 2011 the Company recorded an impairment charge of €8,038 related to machinery and equipment. The Company impaired certain items of property, plant and equipment related to the Back-end lead-frame business. The impairment loss was recognized based on the difference between the carrying value and the fair value of the relevant assets.

Restructuring expenses
In the fourth quarter of 2012 we started a cost reduction program in our Front-end operation. We are reducing headcount in our manufacturing organization in Singapore with 110 people. Related to these actions, an amount of €0.9 million in restructuring expenses was recorded in 2012.

Gain on bargain purchase
On January 7, 2011, ASMPT acquired the entire equity interest of 13 direct and indirect subsidiaries of Siemens Aktiengesellschaft (“SEAS Entities”). We recognized a gain of €109.3 million on the bargain purchase, representing the excess of the net fair value of the identifiable assets acquired and the liabilities assumed over the aggregate of the consideration transferred.

The gain on bargain purchase of €109 million was recognized upon completion of the acquisition of the SEAS entities. The gain on bargain purchase was mainly attributable to the depressed market value of the acquired business because of years of losses. These were due to the challenging economic environment and the bad global economic environment during the period of negotiation for the acquisition.

Earnings from operations
The following table shows earnings from operations for our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR millions)	Full year
	2011	2012	Change
Front-end
Before special items	62.6	1.4	(61.2)
Restructuring	—	(0.9)	(0.9)
After special items	62.6	0.5	(62.1)
Back-end
Before special items	203.7	87.7	(116.0)
Impairment charges	(8.0)	—	8.0
Gain bargain purchase SEAS	109.3	—	(109.3)
After special items	304.9	87.7	(217.2)
ASMI consolidated	367.5	88.3	(279.2)

The impact of currency changes year to year was an increase of 10%.

Net interest expense
Net interest expense amounted to €10.1 million in 2012 compared to the net interest expense of €10.6 million in 2011. This increase in net interest expenses resulted mainly from a higher average debt in the Back-end segment.

Accretion interest expense convertible notes
Both of our convertible bonds due in 2011 and 2014, included a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For 2012 this accretion interest was €4.5 million (2011: €4.4 million).

Revaluation conversion option

All convertible bonds include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2011, the accounting is different from the conversion option of the convertible bonds due 2014. Since the convertible bonds due 2011 were denominated in US$ and the ASM International common shares to which they can be converted are denominated in Euro, these conversion options are recognized as a liability measured at fair value. The conversion option is measured at fair value through the income statement. For 2011, until early redemption in February 2011, this revaluation at fair value resulted in a loss of €4.4 million.

For the conversion options of the convertible bonds due 2014 the fixed-for-fixed principle is met as both the debt instrument (the bond) and the entity’s equity shares to which they can be converted are denominated in the functional currency (Euro). Based on the before mentioned criteria the conversion option qualifies as permanent equity.

Loss resulting from early extinguishment of debt
On October 3, 2012 we announced the redemption, per November 27, 2012, of all outstanding principal balance of our 6.50% Convertible Subordinated Notes due 2014, which resulted in the conversion of almost all outstanding notes prior to the redemption date. The loss from the early extinguishment of the notes of €2,209, which reflects the write-off of unamortized debt issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2012.

On January 3, 2011 we announced the redemption of all outstanding principal balance of our 4.25% Convertible Subordinated Notes due 2011, which resulted in the conversion of almost all remaining notes prior to the redemption date. The loss from the early extinguishment of the notes of €824, which includes the write-off of unamortized issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2011.

Income tax expense
Income tax expense decreased from €37 million in 2011 to €26 million in 2012, resulting from the balance of a decrease of result before tax in 2012 and the usage of a deferred tax position in Japan. This is related to the sale of certain IP to our Dutch IP Holding Company. While having a negative effect on our net result of €13.0 million, there are no cash flow effects. Moreover, it will reduce our tax payments in future years.

Net earnings allocated to the shareholders of the parent
The following table shows net earnings for our Front-end and Back-end segments for the full year 2012, compared to the same period in 2011:

(EUR millions)	Full year
	2011	2012	Change
Front-end
Before special items	49.7	(26.1)	(75.8)
Restructuring	—	(0.9)	(0.9)
Loss from early extinguishment of debt	(0.8)	(2.2)	(1.4)
Fair value change conversion options	(4.4)	—	4.4
After special items	44.5	(29.1)	(73.6)
Back-end
Before special items	89.4	36.3	(53.1)
Impairment charges	(4.2)	—	4.2
Gain bargain purchase SEAS	57.0	—	(57.0)
After special items	142.2	36.3	(105.9)
ASMI consolidated, total earnings1)	186.8	7.2	(179.6)

1)Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 51.96% ownership of ASM Pacific Technology.

Subsequent events

Reduction shareholding ASMPT
On March 13, 2013, ASMI sold a 12% stake in ASM PT. The shares were sold in a partial secondary placement raising proceeds of €422 million. The Company intends to distribute approximately 65% of the cash proceeds to ASMI shareholders; a proposal thereto will be placed on the agenda of the upcoming AGM scheduled for May 16, 2013. The remaining proceeds will be used to further strengthen the business of the Company. As of today, the Company continues to be the largest shareholder of ASM PT with a 40% stake.
At the Annual General Meeting of Shareholders (AGM) held in May 2012, the Company announced that it would carry out a study into the causes of the lack of recognition by the markets of the value of the combined businesses (Front-end and Back-end) of the Company. Following that announcement the Company appointed Morgan Stanley and HSBC Bank plc to act as its financial advisers and to assist the Company in carrying out the study.

The study was initiated shortly after the 2012 AGM and has recently been completed. Each of the Company's financial advisers independently carried out an investigation involving frequent discussions with the Company's Management Board and legal and tax advisers. The advisers also presented their findings to the Company's Supervisory Board.

No single or predominant factor was identified in causing the valuation discrepancy. However, a number of causes and circumstances were identified as potentially influencing the valuation discrepancy, including a holding company discount related to the current corporate structure.

Subsequently, an analysis was conducted by the Company in close cooperation with its advisers of the various potential courses of action, including those suggested by shareholders. The alternatives that were investigated included a full or partial placement or sale of the Company's stake in ASM PT, a spin-off of shares in ASM PT and several merger alternatives.

As part of this analysis, the Company has carefully considered the interests of the Company, its shareholders as well as other relevant stakeholders. The Company has also taken into account the various operational connections between the Front-end business and the Back-end business as well as potential accounting, legal and tax implications and execution risks.

The Management Board and the Supervisory Board of the Company have concluded that a partial secondary placement of 8% to 12% of the Company's stake in ASM PT is the most suitable step to be taken to address the non-recognition by the markets of the value of the combined businesses of the Company. This course of action has been chosen taking into account, amongst others, equity market capacity, tax efficiency and ongoing corporate stability at ASMI and ASM PT. This step provides flexibility for further action, if deemed appropriate.

The Management and Supervisory Boards of the Company have resolved to proceed with this proposed action and the board of directors of ASM PT has expressed its support to this proposal. In addition thereto, certain major shareholders of the Company representing approximately 27% of the total outstanding shares in the Company have been consulted in advance with regard to this proposed action and have expressed support thereof.

The sale of the 12% stake causes ASMI's cease of control on ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions.

•	a sale of a 51.96% subsidiary

•	a purchase of a 40.08% associate.

The first transaction, the sale, will result in a substantial gain and the deconsolidation of ASMPT in the consolidated ASMI accounts. The purchase of the associate will, following a purchase price allocation, result in the recognition of the associate at fair value.

We are in the process of determining the financial impact, further information will be disclosed at the announcement of the Q1 2013 results.

The Company will further report on the outcome of the study at the upcoming 2013 AGM, which is scheduled to take place on May 16, 2013.

Bankruptcy Elpida

The reorganization plan re the Elpida bankruptcy in Japan was approved by creditors and the Court in February 2013.  The court approval order has been appealed, subject to resolution of the appeal, the amounts we will receive regarding our secured and unsecured claims are set and approved to be paid in installments over a seven year period.  While the dates for the installment payments are not yet finalized as they are subject to certain funding conditions, the dates are anticipated to be set once the appeal is concluded and the installment payments to commence accordingly.

Information regarding the hedging of foreign currency net investments is provided in Item 11, and is incorporated herein by reference.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net sales
The following table shows net sales of our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	% Change
Front-end	293.4	456.1	55%
Back-end
Excluding ASM AS (comparable)	929.5	734.4	(21)%
ASM AS	—	443.8	n/a
Back-end total	929.5	1,178.2	27%
ASMI consolidated	1,222.9	1,634.3	34%

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

Gross Profit Margin
The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	Gross profit		Gross profit margin		Increase or (decrease) percentage points
	2010	2011	2010	2011
Front-end	114.6	172.3	39.1%	37.8%	(1.3)pt
Back-end
Excluding ASM AS (comparable)	435.0	284.5	46.8%	38.7%	(8.1)pt
ASM AS	—	113.8	n/a	25.6%	n/a
Back-end total	435.0	398.3	46.8%	33.8%	(13.0)pt
ASMI consolidated	549.6	570.6	44.9%	34.9%	(10.0)pt

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

Selling, General and Administrative Expenses
The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	% Change
Front-end	51.0	61.2	20%
Back-end
Excluding ASM AS (comparable)	79.9	76.5	(4)%
ASM AS	—	35.0	n/a
Acquisition related transaction costs	—	2.4	n/a
Back-end total	79.9	113.8	43%
ASMI consolidated	131.0	175.0	34%

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

Research and Development Expenses
The following table shows research and development expenses for our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	% Change
Front-end	36.5	48.5	33%
Back-end
Excluding ASM AS (comparable)	42.3	43.3	2%
ASM AS	—	37.5	n/a
Back-end total	42.3	80.8	91%
ASMI consolidated	78.8	129.3	64%

As a percentage of net sales, research and development expenses were 8% in the full year of 2011, an increase of 1%-point compared to the same period of 2010.

The impact of currency changes year to year was a decrease of 4%.

Impairment charge property, plant and equipment
In 2011 the Company recorded an impairment charge of €8,038 related to machinery and equipment. The Company impaired certain items of property, plant and equipment related to the Back-end lead frame business. The impairment loss was recognized based on the difference between the carrying value and the fair value of the relevant assets.

Gain on bargain purchase
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

Earnings from Operations
The following table shows earnings from operations for our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	Change
Front-end
Excluding impairments and restructuring	27.1	62.6	35.5
Restructuring	(11.2)	—	11.2
Including impairments and restructuring	15.9	62.6	46.7
Back-end
Comparable	312.8	164.8	(148.0)
ASM AS	—	41.3	41.3
Impairments	—	(8.0)	(8.0)
Gain bargain purchase SEAS	—	109.3	109.3
Acquisition related transaction cost	—	(2.4)	(2.4)
Back-end total	312.8	304.9	(7.9)
ASMI consolidated	328.6	367.5	38.9

The impact of currency changes year to year was a decrease of 6%.

Net Interest Expense
Net interest expense amounted to €10.6 million in 2011 compared to the net interest expense of €14.5 million in 2010. This decrease in net interest expenses mainly resulted from a lower average debt in 2011.

Accretion interest expense convertible notes
Both our convertible bonds due 2011 and 2014, include a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

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

Revaluation conversion option
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

Loss resulting from early extinguishment of debt
On January 3, 2011 we announced the redemption for all outstanding principal balance of our 4.25% Convertible Subordinated Notes due 2011, which resulted in the conversion of almost all remaining notes prior to the redemption date. The loss from the early extinguishment of the notes of €824, which includes the write-off of unamortized issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2011.

In 2010 US$56.5 million convertible subordinated notes have been repurchased for a market value of US$74.6 million. The loss from the early extinguishment of the notes of €3,609, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2010.

Income Tax Expense
Income tax expense decreased from €43 million in 2010 to €37 million in 2011, resulting from the balance of an increase of result before tax in 2011 and a release of certain valuation allowances.

Net Earnings allocated to the shareholders of the parent
The following table shows net earnings for our Front-end and Back-end segments for the full year, 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	Change
Front-end
Excluding special items	(1.8)	49.7	51.6
Restructuring charges	(11.2)	—	11.2
Loss from early extinguishment of debt	(3.6)	(0.8)	2.8
Fair value change conversion options	(19.0)	(4.4)	14.7
Special items	(33.8)	(5.2)	28.6
Including special items	35.7	44.5	80.2
Back-end
Excluding special items	146.3	89.4	(56.9)
Impairments	—	(4.2)	(4.2)
Gain bargain purchase SEAS	—	57.0	57.0
Special items	—	52.8	52.8
Including special items	146.3	142.2	(4.1)
ASMI consolidated, total earnings1)	110.6	186.8	76.1

1)Allocated to the shareholders of the parent

Net earnings for the Back-end segment reflect our 52.17% ownership of ASM Pacific Technology.

Information regarding the hedging of foreign currency net investments is provided in Item 11, and is incorporated herein by reference.

B. Liquidity and Capital Resources

Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries, and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and our financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months.

Cash flow
Net cash provided by operations in 2012 was €42 million as compared to €217 million for 2011. This decrease results mainly from lower net earnings. Net cash used in investing activities in 2012 of €72 million was at the same level compared to €70 million for 2011. Net cash used in financing activities in 2012 was €73 million compared to €79 million for the same period in 2011.

Debt
In October 2012, we exercised our right to call the outstanding 6.50% Convertible Subordinated Loan (due 2014), resulting in conversion of all remaining notes (€150 million) on November 27, 2012.

In July 2011 we finalized the increase and extension of ASMI’s existing standby revolving credit facility. The credit commitment was increased from €90 million to €150 million and the maturity date was extended from November 1, 2012 until July 31 2014. In the event all outstanding convertible bonds due November 6, 2014 are converted, repaid or replaced prior to June 30, 2014, the maturity date will be July 31, 2015. As per December 31, 2011 the amount outstanding of the 6.5% Convertible Subordinated Loan (due 2014) is €150 million. As a result of the dividend paid in 2011 the conversion rate decreased from €17.06 to €16.85. As a result of the dividend paid in 2012 the conversion rate decreased from €16.85 to €16.53.

In May 2010 the remaining outstanding US$16.9 million of our 5.25% Convertible bonds due 2010 were converted into common shares. In January, July and December 2010, respectively US$39.4 million, US$7.2 million and US$9.9 million of our 4.25% Convertible bonds due 2010 were repurchased. In January , 2011 we announced the redemption of all of the outstanding principal balance of our 4.25% Convertible Subordinated Notes due 2011, which resulted in the conversion of all remaining notes prior to the redemption date scheduled for February 15, 2011.

See notes 4, 5, 14, 17, 18 and 23 to our consolidated financial statements for discussion of our funding, treasury policies and our long-term debt.

Liquidity
On December 31, 2012, the Company’s principal sources of liquidity consisted of EUR 290 million in cash and cash equivalents and EUR 276 million in undrawn bank lines. Approximately EUR 145 million of the cash and cash equivalents and EUR 126 million of the undrawn bank lines are restricted to use for the Company’s Back-end operations.

For the most part, our cash and cash equivalents are not guaranteed by any governmental agency. We place our cash and cash equivalents with high quality financial institutions to limit our credit risk exposure.

On December 31, 2012 the net cash of ASMI, excluding Back-end, was €145 million (2011: €65 million). ASMI excluding Back-end is free of debt. Furthermore, ASMI, excluding Back-end, has available credit lines of €150 million.

Working capital
Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from €407 million December 31, 2011 to €448 million on December 31, 2012. The number of outstanding days of working capital, measured based on quarterly sales, increased from 106 days on December 31, 2011 to 126 days on December 31, 2012. For the same period, our Front-end segment increased from 100 days to 110 days and our Back-end segment increased from 109 days to 132 days.

Pension plans
The Company’s employees of the Front-end segment in the Netherlands, approximately 179 full-time employees (FTE), participate in a multi-employer union plan ”Bedrijfstakpensioenfonds Metalektro” (“PME”) determined in accordance with the collective bargaining agreements effective for the industry in which ASMI operates. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,220 companies and 150,000 contributing members. ASMI’s contribution to the multi-employer union plan is less than 5.0% of the total contribution to the plan as per the annual report for the year ended December 31, 2011. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan assets to its obligations. This coverage ratio must exceed 104.25% for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

ASMI’s net periodic pension cost for this multi-employer union plan for any period is the amount of the required contribution for that period. A contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because each entity that participates in a multi-employer union plan shares in the actuarial risks of every other participating entity. It can also arise from any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate.

The coverage ratio of the multi-employer union plan increased to 93.9% as of December 31, 2012 (December 31, 2011: 90.0%). Because of the low coverage ratio, PME prepared and executed a so-called “Recovery Plan” which was approved by "De Nederlandsche Bank", the Dutch central bank, which is the supervisor of all pension companies in the Netherlands. Due to the low coverage ratio and according the obligation of the “Recovery Plan” the pension premium percentage is 24.0% in both 2011 and 2012. The coverage ratio is calculated by dividing the plan assets by the total sum of pension liabilities and is based on actual market interest.

ASMPT
Our Back-end segment, which is conducted through ASM Pacific Technology, our 51.96%-owned subsidiary on December 31, 2012 had a debt of €81 million. The cash resources and borrowing capacity of ASM Pacific Technology are not available to our Front-end segment, due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASM Pacific Technology common shares are listed.

We historically relied on dividends from ASM Pacific Technology for a portion of our cash flow for use in our Front-end operations. Cash dividends received from ASM Pacific Technology during 2010, 2011 and 2012 were €65.6 million, €86.9 million and €29.6 million, respectively. In November 2006, we announced our commitment that for at least the next three years we would not use these cash dividends to support our Front-end business, but instead would use such dividends to retire outstanding convertible debt, repurchase our common shares, pay dividends on our common shares or, in the event of dilution resulting from the exercise of employee stock options in ASM Pacific Technology, purchase shares of ASM Pacific Technology to maintain our percentage ownership at its current level.

At our Annual General Meeting of Shareholders in May 2010 we decided to extend this policy for the years 2010 and 2011.

The following table shows the dividends received from ASM Pacific Technology and the use of those dividends within the Front-end business:

(EUR millions)	Dividends received from ASM Pacific Technology	Repurchased common shares of ASM International	Repurchased Convertible bonds	Dividend paid to shareholders of ASM International	Balance of dividends received
2007	49.1	—	(32.9)	(5.4)	10.8
2008	49.1	(36.5)	(27.1)	—	(14.5)
2009	21.4	—	(27.0)	—	(5.6)
2010	65.6	—	(55.8)	—	9.8
2011	86.9	—	—	(22.1)	64.8
2012	29.6	(40.6)	—	(27.5)	(38.5)
Total	301.7	(77.1)	(142.8)	(55.0)	26.8

Although certain directors of ASM Pacific Technology are directors of ASM International, ASM Pacific Technology is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a substantial shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASM Pacific Technology at the end of 2012 was approximately €1,913 million. At the end of 2011 this was approximately €1,799 million.

C. Research and Development, Patents and Licenses, etc.

Research and development

See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results, Operating and Financial Review and Prospects”.

Intellectual property matters
See Item 3.D. “Risk Factors, Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties; claims or litigation regarding intellectual property rights could require us to incur significant costs.” and “We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.” and Item 4.B. “Business Overview, Intellectual Property and Trademarks”.

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

The following table shows the level of new orders during 2011 and 2012, and the backlog and book-to-bill ratios on December 31, 2011 and 2012:

(EUR millions, except book-to-bill ratio)	Full year
	2011	2012	% Change
Front-end:
New orders	398.3	360.1	(10)%
Backlog at December 31	105.1	91.7	(13)%
Book-to-bill ratio (new orders divided by net sales)	0.9	1.0
Back-end:
New orders	971.2	1,017.1	5%
Backlog at December 31	225.5	197.5	(12)%
Book-to-bill ratio (new orders divided by net sales)	0.8	1.0
Total
New orders	1,369.5	1,377.2	1%
Backlog at December 31	330.6	289.2	(13)%
Book-to-bill ratio (new orders divided by net sales)	0.8	1.0

Outlook
We have developed forecasts and projections of cash flows and liquidity needs for the upcoming year. This takes into account the current market conditions, reasonably possible changes in trading performance based on such conditions, and our ability to modify our cost structure as a result of changing economic conditions and sales levels. We have also considered in the forecasts the total cash balances amounting to €290.5 million as of December 31, 2012; available borrowings; the ability to renew debt arrangements and to access additional indebtedness; and whether or not we will maintain compliance with our financial covenants. Based on this, we believe that our cash on hand at the end of 2012 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next twelve months.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012 aggregated by type of contractual obligation:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	62,686	62,686	—	—	—
Long-term debt [1]	19,957	6,821	13,136	—	—
Operating leases	72,526	21,430	29,904	13,963	7,229
Pension liabilities	12,540	418	931	1,603	9,588
Purchase obligations:
Purchase commitments to suppliers	141,908	139,221	2,687	—	—
Capital expenditure commitments	10,553	10,273	280	—	—
Unrecognized tax benefits (ASC 740)	22,511	22,511	—	—	—
Total contractual obligations	342,681	263,360	46,938	15,566	16,817

(1)	Including accrued interest based on the percentages at the reporting date.

For a further discussion of our contractual obligations see Notes 14, 17, 18, 21, 23 and 26 to our Consolidated Financial Statements, which are incorporated herein by reference.

We outsource a substantial portion of the manufacturing of our Front-end operations to certain suppliers. As our products are technologically complex, the lead times for purchases from our suppliers can vary and can be as long as nine months. Generally, contractual commitments are made for multiple modules or systems in order to reduce our purchase prices per module or system. For the majority of our purchase commitments, we have flexible delivery schedules depending on the market conditions, which allow us, to a certain extent, to delay delivery beyond originally planned delivery schedules.

New Accounting Pronouncements
For information regarding new accounting pronouncements, see Note 1 to our "Consolidated Financial Statements", which is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The members of our Supervisory Board and Management Board and our other senior manager are as follows:

Name	Position	Year of Birth	Term Expires
Gert-Jan Kramer [2]	Chairman of the Supervisory Board	1942	2013
Johan M.R. Danneels [2]	Member of the Supervisory Board	1949	2016
Heinrich W. Kreutzer [1]	Member of the Supervisory Board	1949	2014
Jan C. Lobbezoo [1]	Member of the Supervisory Board	1946	2013
Martin C.J. van Pernis [2]	Member of the Supervisory Board	1945	2014
Ulrich H.R. Schumacher [1]	Member of the Supervisory Board	1958	2016
Charles D. (Chuck) del Prado	Chairman of the Management Board, President and Chief Executive Officer	1961	2014
Peter A.M. van Bommel	Member of the Management Board and Chief Financial Officer	1957	2014
W.K. Lee	Chief Executive Officer of ASM Pacific Technology Ltd	1954	—

(1)	Member of Audit Committee

(2)	Member of Nomination, Selection and Remuneration Committee

Gert-Jan Kramer was elected to the Supervisory Board in May 2009 and is currently Chairman of the Supervisory Board. Until his retirement in 2005, Mr Kramer served as President and Chief Executive Officer of Fugro NV for more than 20 years. He is on the Supervisory Board of Damen Shipyards Group NV (Vice-Chairman), Fugro NV, Bronwaterleiding Doorn, Energie Beheer Nederland BV and the Delft Technical University (Chairman). He is also on the Board of the Service Organization Protestant Churches in the Netherlands (Chairman), Foundation of Friends of the Pieterskerk Leiden (Chairman) and the Pieterskerk Leiden (Chairman). Mr Kramer is on the Board of many cultural organizations, such as several museums and orchestras: the Foundation Beelden aan Zee, the Frans Hals Museum, De Nieuwe Kerk Amsterdam, the Amsterdam Sinfonietta (Chairman), the Hague Philharmonic (Chairman) and the Concertgebouw Fund Foundation.

Johan M.R. Danneels was initially elected a member of the Supervisory Board in May 2000 and was reappointed on May 15, 2012 for a period of four years. Mr Danneels is Chief Executive Officer at Essensium, the company he founded in 2005 as a spin off from the IMEC research institute. He was Chairman of IMEC from 2000 to 2005. Prior to that he spent 25 years at Alcatel. He held several management functions for all major product lines, was Corporate Executive Vice President of Alcatel NV, Chief Executive Officer of Alcatel Microelectronics and most recently Group Vice President of STMicroelectronics. He holds a PhD degree in Engineering from the Catholic University of Leuven, Belgium and a MBA degree from Boston University.

Heinrich W. Kreutzer was initially elected a member of the Supervisory Board in November 2006 and was reappointed on May 20, 2010 for a period of four years. Between 1999 and 2003 Mr Kreutzer was a member of the Management Board as Chief Operating Officer and Chief Technology Officer of Alcatel SEL AG. From 2004 to 2006 he was Managing Director of Kabel Deutschland GmbH in Munich, Germany. Prior to that he worked at several companies including General Telephone & Electronics in Waltham, USA and Alcatel in Stuttgart, Germany. Mr Kreutzer is currently on the Board of Directors of Micronas Semiconductor AG (Chairman) in Zurich, Switzerland, Micronas Semiconductor GmbH (Chairman) in Freiburg, Germany and BKtel Communications GmbH (Chairman), Germany. He holds a Master's degree in Engineering and a Master's degree in Economics, and studied at the Technical University of Berlin and the University of Hagen, Germany.

Jan C. Lobbezoo was elected a member of the Supervisory Board in May 2009. Mr Lobbezoo was Executive Vice-President and Chief Financial Officer of the semiconductor division of Royal Philips Electronics from 1994 to 2005. He was a member of the Board of TSMC for 12 years until 2007 and remains its advisor, specifically in the areas of US corporate governance, international reporting and financial review. He is on the Board of FEI, a US-based nano-technology equipment company and on the One-tier Board of TMC Group NV (Non-Executive Member). He is also on the Supervisory Board of Mapper Lithography BV (Chairman), Mutracx BV (Chairman), Salland Engineering BV (Chairman), ALSI NV and Point One Innovation Fund (Chairman). He holds a Master's degree in Business Economics from the Erasmus University Rotterdam, the Netherlands and is a Dutch Registered Accountant.

Martin C.J. van Pernis was elected a member of the Supervisory Board in May 2010. Mr Van Pernis joined Siemens in 1971 and retired from the Siemens Group at the end of 2009 as Chairman of the Management Board of Siemens Nederland NV. He is on the Supervisory Board of Batenburg Techniek NV (Chairman), Dutch Space BV - a subsidiary of EADS (Chairman), Aalberts Industries NV (Vice Chairman), Feyenoord Rotterdam NV, GGZ Delfland (Chairman), SFG/Vlietland Group (Chairman), The Platform "Vernieuwing Bouw" (Chairman) and President of The Royal Institute of Engineers - KIVI NIRIA.

Ulrich H.R. Schumacher was initially elected a member of the Supervisory Board in May 2008 and was reappointed on May 15, 2012 for a period of four years. Presently Mr Schumacher is Managing Director of CGS Consulting. From 1986 to 1999 he held various engineering and management positions at Siemens AG. Between 1996 and 1999 he was CEO and President of Siemens Semiconductor Group, and became President and CEO of Infineon Technologies AG after the spin off from Siemens Semiconductor Group in 1999. From 2004 to 2007 he was a Partner at Francisco Partners, a private equity investment company based in the U.S. Between 2007 and 2010 he was the CEO and President of Grace Semiconductor Manufacturing Corporation. Mr Schumacher is on the Supervisory Board of Siano Mobile Silicon and PACT XPP Technologies AG (Chairman). He holds a PhD degree in Electrical Engineering from the University of Aachen, Germany and has completed further education in Business Administration.

Charles D. (Chuck) del Prado was appointed a member of the Management Board in May 2006 and President and Chief Executive Officer on March 1, 2008. Between 1989 and 1996 Mr Del Prado held several marketing and sales positions at IBM Nederland NV. From 1996 to 2001 he worked in various management positions at ASML, in manufacturing and sales in Taiwan and the Netherlands. He was appointed Director Marketing, Sales & Service of

ASM Europe in March 2001. From 2003 to 2007 he was President and General Manager of ASM America. From January 1, 2008 to February 29, 2008, he acted as Executive Vice President Front-end Operations at ASM America. He holds a Master's of Science degree in Industrial Engineering and Technology Management from the University of Twente, the Netherlands.

Peter A.M. van Bommel was appointed a member of the Management Board on July 1, 2010 and became Chief Financial Officer on September 1, 2010. Mr Van Bommel has more than twenty years of experience in the electronics and semiconductor industry. He spent most of his career at Philips, which he joined in 1979. From the mid-1990s until 2005 he acted as CFO of several business units of the Philips group. Between 2006 and 2008 he was CFO at NXP, formerly Philips Semiconductors. He was CFO of Odersun AG, a manufacturer of thin-film solar cells and modules until August 31, 2010. In April 2012 Mr Van Bommel was appointed a member of the Supervisory Board and a member of the Audit Committee of the Royal KPN NV. He holds a Master's degree in Economics from the Erasmus University Rotterdam, the Netherlands.

W.K. Lee became Chief Executive Officer of ASM Pacific Technology Ltd effective January 1, 2007 and has been General Manager Southern Region of ASM Pacific Technology since 1990. Mr Lee has been employed by ASM Pacific Technology for over 30 years. Prior to becoming in 1990 General Manager of ASM Pacific Technology's activities in Singapore, he was involved in product development. He was a member of the Management Board of the Company from January 1, 2007 to December 31, 2010.  He holds a Bachelor's degree in Science and a Master's degree in Philosophy in Electronics from the Chinese University of Hong Kong, and a Master's degree in Business Administration from the National University of Singapore.

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

The Audit Committee of the Supervisory Board has a supervisory task with regard to monitoring the integrity of our financial reports and risk management. The Audit Committee consists of Mr Lobbezoo (Chairman), Mr Kreutzer and Mr Schumacher. The Audit Committee supervises the activities of the Management Board with respect but not limited to:

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

The Nomination, Selection and Remuneration committee of the Supervisory Board advises the Supervisory Board on matters relating to the selection and nomination of the members of the Management Board and Supervisory Board. The committee further monitors and evaluates the remuneration policy for the Management Board. This committee consists of Mr Kramer (Chairman), Mr Danneels and Mr van Pernis.

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

D. Employees.

As of December 31, 2012, we had 17,404 employees, including 1,534 employees primarily involved in research and development activities, 814 in marketing and sales, 1,735 in customer service, 985 in finance and administration, and 12,336 in manufacturing.

The following table lists the total number of our employees and the number of our employees in our Front-end and Back-end business at the dates indicated, exclusive of temporary workers:

Geographic Location	December 31, 2010			December 31, 2011			December 31, 2012
	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total
Europe
The Netherlands	148	10	158	165	9	174	176	3	179
EMEA	136	5	141	157	883	1,040	171	917	1,088
United States	361	10	371	457	87	544	535	92	627
Japan	180	21	201	182	21	203	177	22	199
Southeast Asia	625	15,203	15,828	670	13,563	14,233	577	14,734	15,311
Total	1,450	15,249	16,699	1,631	14,563	16,194	1,636	15,768	17,404

Our Dutch operations, which employed 166 persons as of March 15, 2013, is subject to standardized industry bargaining under Netherlands law, and is required to pay wages and meet conditions established as a result of negotiations between all Netherlands employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Netherlands facilities meet as required by Netherlands law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good.

E. Share ownership.

Information with respect to shares and options held by members of our Supervisory Board and Management Board is included in Item 7, “Major Shareholders and Related Party Transactions” and Notes 30 and 31 to our Consolidated Financial Statements, which are incorporated herein by reference. With the exception of Chuck del Prado, as of March 15, 2013, none of the members of our Supervisory Board or Management Board owned beneficially more than 1% of our outstanding common shares.

We maintain various stock option plans for the benefit of our employees. For information about our stock option plans, see Note 20 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information with respect to the ownership of our common shares as of March 15, 2013 by each beneficial owner known to us of more than 5% of our common shares:

	Number of Shares	Percent [1]
Arthur H. del Prado 1)2)	11,346,323	17.96%
Aberdeen Asset Managers Ltd 3)	8,351,517	9.87%
Capital Research and Management Company 4)	3,237,708	5.13%
 ___________________

(1)	Calculated on the basis of 63,169,136 Common Shares outstanding as of March 15, 2013, and without regard to options.

(2)
Includes 3,039 common shares owned by Stichting Administratiekantoor ASMI, a trust controlled by Arthur H. del Prado and 713,000 common shares beneficially owned by Chuck D. del Prado, Arthur H. del Prado’s son.

(3)	Based on the notification dated August 14, 2012.

(4)	Based on the notification dated March 15, 2013.

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

Pursuant to the Dutch Financial Supervision Act ('Wet op het financieeltoezicht' or 'Wft'), legal entities as well as natural persons must immediately notify the Dutch Authority for the Financial Markets (AFM) when a shareholding equals or exceeds 5% of the issued capital. The AFM must be notified again when this shareholding subsequently reaches, exceeds or falls below a threshold. This can be caused by the acquisition or disposal of shares by the shareholder or because the issued capital of the issuing institution is increased or decreased. Thresholds are: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The AFM incorporates the notifications in the public register, which is available on its website. Failure to disclose the shareholding qualifies as an offense, and may result in civil penalties, including suspension.

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

Michael J.C. van Galen (chairman)	Retired Managing Director, Breevast NV
Rinze Veenenga Kingma	President Archeus Consulting BV
Jan Klaassen	Emeritus Professor, Vrije Universiteit Amsterdam

On May 14, 2008, Stichting exercised its right to acquire preferred shares in the Company and acquired 21,985 preferred shares representing 21,985,000 votes, which constituted 29.9% of the total voting power of our outstanding capital stock as of May 14, 2008. Stichting paid €219,850, which constituted one-fourth of the nominal value of the preferred shares acquired, in accordance with the option agreement. This amount was paid by Stichting using an existing credit line. On May 14, 2009, the Annual Meeting of Shareholders resolved to cancel the outstanding preferred shares and to reissue an option to Stichting Continuïteit to acquire preferred shares.

Except as described above regarding Stichting, we are unaware of any arrangement which we anticipate will result in a change in control of ASM International. All shares of our common stock (including shares held by major shareholders) entitle the holder to the same voting rights. Our preferred shares entitle the holder to 1,000 votes per share.

Of our 63.095.986 outstanding common shares at March 15, 2013, 2,142,039 are registered with us in the Netherlands, 56,056,253 are registered with our transfer agent in the Netherlands, ABN AMRO Bank NV, and 4,897,694 are registered with our transfer agent in the United States, Citibank, N.A., New York. Our common shares registered with Citibank, N.A., New York are listed on the NASDAQ Global Select Market under the symbol “ASMI.” As of March 15, 2013 there were approximately 125 record holders of our common shares registered with Citibank. ASM's Ordinary Shares are listed on NYSE Euronext in Amsterdam  (symbol: ASM) and also trade on NASDAQ (symbol: ASM)

B. Related party transactions.

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

In 2007, we paid an interim dividend of €0.10 per common share. We did not pay dividends in 2008, 2009, 2010 and in any year prior to 2007. In 2011, we paid a dividend of €0.40 per common share. In 2012, we paid a dividend of €0.50 per common share and we intend to propose to the forthcoming 2013 Annual General Meeting of Shareholders to declare a dividend of €0.50 per share and an extraordinary distribution of €4.25.

B. Significant changes

We in the past derived a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology in our results. ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2012, we owned 51.96% of ASM Pacific Technology through our wholly-owned subsidiary, ASM Pacific Holding BV and the remaining 48.04% was owned by the public. In March 2013, we sold a 12% stake so we now own 40.08% of ASM Pacific Technology. Accordingly from March 15, 2013, we are no longer able to consolidate ASM Pacific Technology's results of operations in ours. Instead, our proportionate share of ASM Pacific Technology’s earnings will be reflected as a separate line-item called “share of results from investments” in our Consolidated Statements of Operations. We will no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and will have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our Consolidated Balance Sheet. This event will have a significant negative effect on our consolidated earnings from operations, although our net earnings will be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

Item 9. The Offer and Listing

A. Offer and listing details.

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Global Select Market and the high and low closing prices as reported on Euronext Amsterdam:

Price Range of Common Shares

	NASDAQ Closing Prices		Euronext Closing Prices
	High	Low	High	Low
Annual Information
2008	$32.66	$6.60	€20.96	€5.00
2009	25.75	6.30	17.80	4.92
2010	35.09	19.10	26.50	15.32
2011	44.60	22.23	31.68	16.01
2012	40.35	29.39	32.89	22.64
Quarterly Information
2011:
First Quarter	$41.64	$33.72	€30.66	€24.99
Second Quarter	44.60	35.84	31.68	25.02
Third Quarter	40.87	22.23	28.18	16.01
Fourth Quarter	30.94	22.67	22.76	16.78
2012:
First Quarter	$38.84	$29.39	€29.11	€22.64
Second Quarter	39.84	32.52	30.24	25.36
Third Quarter	40.35	33.37	32.89	26.11
Fourth Quarter	36.55	31.73	27.64	24.39
Monthly Information
September 2012	$37.54	$33.73	€28.72	€26.11
October 2012	35.68	31.73	27.43	24.39
November 2012	35.00	31.86	27.10	24.97
December 2012	36.55	34.27	27.64	26.30
January 2013	40.19	36.87	29.74	28.01
February 2013	40.93	38.66	30.49	29.42
March 2013 [1]	40.53	35.54	31.30	27.51
 _________________

(1)	Through March 15, 2013.

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

The information required by Item 10.B. is incorporated by reference to Exhibit 1.1 in our Form 20-F filed with the United States Securities and Exchange Commission on March 16, 2007 and the Form 6-K filed on April 30, 2007. Our current Articles of Association are filed hereto as Exhibit 1.1.

C. Material contracts.

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

•
such holder is neither resident nor deemed to be resident in the Netherlands nor has made an election for the application of the rules of the Dutch 2001 Income Tax Act as they apply to residents of the Netherlands; and

•
such holder does not have, and is not deemed to have, an enterprise or an interest in an enterprise which is, in whole or in part, carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the shares are attributable with the primary aim to avoid levying Dutch income tax or dividend withholding tax for others, nor does such holder carry out any other activities in the Netherlands that exceed regular asset management;

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

United States Federal Income Taxation
The following is a general description of select U.S. federal income tax consequences of the ownership and disposition of our common shares by a U.S. Holder (as defined below). This summary only applies to “U.S. Holders” (as defined below) that hold their shares as capital assets. This discussion does not purport to be a comprehensive description of all U.S. federal income taxation considerations that may be relevant to holders of shares in view of their particular circumstances, and does not deal with holders subject to special rules, such as, but not limited to, the alternative minimum tax provisions of the Internal Revenue Code of 1986 (“Internal Revenue Code”) or the Internal Revenue Code’s provisions applicable to dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, certain financial institutions, tax-exempt organizations, tax-qualified employer plans and other tax-qualified accounts, insurance companies, persons that actually or constructively own 10% or more of our voting stock, persons holding common shares as part of a straddle, hedging, conversion or constructive sale transaction or holders of common shares whose “functional currency” is not the U.S. dollar. This discussion does not address U.S. state and local or any other non-U.S. federal income tax consequences of the ownership and disposition of our common shares by a U.S. Holder.

This discussion is based on the Internal Revenue Code, as amended to the date hereof, final, temporary and proposed U.S. Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, any or all of which could be changed subsequent to the date of this summary, possibly with retroactive effect. Any such change could affect the tax consequences described in this summary. We will not update this summary to reflect any such changes after the date of this annual report. In addition, there can be no assurance that the Internal Revenue Service will not challenge any tax treatment that is based upon or consistent with any discussion of tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding common shares. Prospective holders of shares should consult their own tax advisors as to the application of the U.S. federal income tax laws to their particular situation, as well as to any tax consequences that may arise under the U.S. federal estate or gift tax laws or under any state, local or foreign tax laws with respect to the ownership and disposition of our common shares. The U.S. tax advice contained herein was not intended or written to be used, and cannot be used, by the recipient for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code or applicable state or local provisions.

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

Taxation of Dispositions
A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon a taxable sale or other disposition of common shares. The amount of such gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the common shares. For these purposes, a U.S. Holder’s adjusted tax basis in the common shares generally will equal the U.S. dollar cost of the common shares to the U.S. Holder. Subject to the passive foreign investment company rules described below, gain or loss realized by a U.S. Holder on a sale or other disposition of common shares generally will be treated as capital gain or loss, and will be long-term capital gain or loss if the common shares were held for more than one year as of the date of the sale or other disposition. Except in certain circumstances, any such gain generally will be treated as

U.S. source income for U.S. foreign tax credit purposes. Net long-term capital gain recognized by a U.S. Holder who is an individual generally is subject to reduced rates of taxation. The deduction of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors in this regard.

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

Taxation of Distributions
Subject to the anti-deferral tax rules described below, the gross amount (before reduction for Netherlands withholding taxes) of any distribution actually or constructively paid with respect to common shares will be included in the gross income of the U.S. Holder as foreign source dividend income to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares (thereby increasing the amount of gain or decreasing the amount of loss to be recognized on the subsequent disposition of the common shares), and to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in the common shares such excess will be taxed as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and therefore it may not be possible to determine whether or to what extent a distribution should be treated as a dividend for U.S. federal income tax purposes. Distributions treated as dividends generally will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code. The availability of this deduction is subject to several complex limitations which are beyond the scope of this summary.

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

There are two principal classes (passive and general) of income for purposes of calculating foreign tax credit limitations. Dividends will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Except in certain circumstances, gain from a sale, exchange or other disposition of our common shares by a U.S. Holder will be treated as U.S. source income for foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and contain certain other limitations. U.S. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign, including Netherlands, taxes withheld.

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

Certain rules apply with respect to U.S. Holders who acquire shares of a foreign corporation that previously qualified as a PFIC (i.e., prior to the date that the U.S. Holder acquired the shares) but no longer qualifies as a PFIC as of the date the U.S. Holder acquires such shares.  In addition, where a U.S. Holder acquires shares of a PFIC, it may be possible to file an election to "purge" the PFIC taint where certain other requirements are met.

If we were a PFIC for a taxable year during which a U.S. Holder owned our shares, then a U.S. Holder would likely incur increased tax liabilities (possibly including an interest charge) upon the sale or other disposition of our common shares or upon receipt of “excess distributions”. In such case, gain recognized by a U.S. Holder on a sale or other disposition of our common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest marginal income tax rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Further, the rules provide essentially that any distribution in excess of 125 percent of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Although certain elections may be available (including a qualified electing fund election and a mark to market election) to U.S. Holders that might mitigate the adverse consequences resulting from PFIC status, in the event we are determined to be a PFIC in the current or a future taxable year we do not anticipate providing U.S. Holders with the information necessary to support a qualified electing fund election. In addition, if we are treated as a PFIC in a taxable year in which we pay a dividend, or in the preceding taxable year, the 15% capital gain rate (discussed above) currently applicable in the U.S. with respect to certain dividends paid to U.S. Holders on or before to December 31, 2012 would not apply.

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

F. Dividends and paying agents.

Not Applicable.

G. Statement by experts.

Not Applicable.

H. Documents on display.

We are subject to certain reporting requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language which, with respect to our annual report on Form 20-F for the year ended December 31, 2012. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

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

No unrealized gains were included in accumulated other comprehensive income as of December 31, 2012. Hedge ineffectiveness was insignificant for the years ended December 31, 2012 and December 31, 2011.

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

To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. For the year ended December 31, 2011, we recorded a favorable movement of €13.4 million. For the year ended December 31, 2012, we recorded a unfavorable movement of €6.6 million. See Note 19 to our Consolidated Financial Statements, which is incorporated herein by reference.

The following table summarizes our financial instruments as of December 31, 2012 and analyzes the sensitivity of the fair value of our financial instruments to an immediate change in foreign currency rates. Fair values represent the present value of forecasted future cash flows at market foreign currency exchange rates. The sensitivity analysis assumes an immediate 10% favorable or unfavorable change in all foreign currency exchange rates against the euro from their levels as of December 31 with all other variables kept constant. A favorable 10% change indicates a strengthening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro and an unfavorable change indicates a weakening of the currency in which our financial instruments are denominated, primarily the U.S. dollar, against the euro. The selection of 10% favorable or unfavorable change in foreign currency exchange rates should not be construed as a prediction by us of future market events, but rather, to illustrate the potential impact of such an event. The modeling technique used to calculate the exposure does not take into account correlation among foreign currency exchange rates, or correlation among various markets (i.e., the foreign exchange, equity and fixed-income markets). Even though we believe it to be possible that all of the foreign currency exchange rates to which we are exposed would simultaneously change by more than 10%, we find it meaningful to “stress test” our exposure under this 10% fluctuation scenario and other hypothetical adverse market scenarios. Our actual experience may differ from the results in the table below due to the correlation assumptions utilized, or if events occur that were not included in the methodology, such as significant liquidity or market events.

	Currency and notional amount		Carrying amount	Fair value	Sensitivity analysis
					Favorable FX change of 10%	Unfavorable FX change of 10%
		(in millions)
As of December 31, 2012:
Notes payable to banks, due within twelve months	HK$	630.7	61.7	61.7	55.5	67.8

Long-term debt with maturities:
due November 29, 2015	HK$	193.8	18.9	18.9	17.1	20.8
Foreign exchange contracts:
sale of currency contracts to be settled within twelve months:	US$	27.1	0.1	0.1	0.1	0.2

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

The following tables analyze our sensitivity to a hypothetical 10% strengthening and 10% weakening of the U.S. dollar, Singapore dollar, Hong Kong dollar or Japanese yen against the euro as of December 31, 2012. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the U.S. dollar, Singapore dollar, Hong Kong dollar or Japanese yen against the euro.

A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in U.S. dollars, Singapore dollars, Hong Kong dollars and Japanese yen.

	2011	2012
	Impact on equity	Impact on equity
10% increase of US dollar versus euro	3,656	4,564
10% decrease of US dollar versus euro	(3,656)	(4,564)
10% increase of Singapore dollar versus euro	5,028	5,868
10% decrease of Singapore dollar versus euro	(5,028)	(5,868)
10% increase of Hong Kong dollar versus euro	66,702	56,693
10% decrease of Hong Kong dollar versus euro	(66,702)	(56,693)
10% increase of Japanese yen versus euro	4,908	5,294
10% decrease of Japanese yen versus euro	(4,908)	(5,294)

A hypothetical 10% strengthening or 10% weakening of any currency other than the US dollar, Singapore dollar, Hong Kong dollar or Japanese yen against the euro as of December 31, 2011 and December 31, 2012 would not result in a material impact on equity.

The following table analyzes our sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Hong Kong dollar and Japanese Yen against the euro at average exchange rates for the years 2011 and 2012. A positive amount indicates an increase in net earnings.

	2011	2012
	Impact on Net earnings	Impact on Net earnings
10% increase of U.S. dollar versus euro	1,887	915
10% decrease of U.S. dollar versus euro	(1,887)	(915)
10% increase of Hong Kong dollar versus euro	14,392	3,630
10% decrease of Hong Kong dollar versus euro	(14,392)	(3,630)
10% increase of Japanese yen versus euro	(519)	923
10% decrease of Japanese yen versus euro	519	(923)

A hypothetical 10% strengthening or 10% weakening of any currency other than the US dollar, Hong Kong dollar and Japanese Yen against the euro at average exchange rates for the years 2011 and 2012 would not result in a material impact on net earnings.

Interest risk
We are exposed to interest rate risk primarily through our borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2012 the Company had €18,948 in long-term debt at fixed interest rates and €61,675 in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of the Company’s debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2011 and December 31, 2012 borrowing levels.

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

A significant percentage of our revenue is derived from a small number of large customers. Our largest customer accounted for approximately 8.8% of net sales in 2012 (2011: 6.4%; 2010: 5.2%) and the ten largest customers accounted for approximately 31.6% of net sales in 2011 (2011: 27.9%; 2010: 27.9%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which could harm our financial results. At December 31, 2012 one customer accounted for 6.5% of the outstanding balance in accounts receivable (2011: 4.5%; 2010: 6.0%).

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that as of December 31, 2012 our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with applicable generally accepted accounting principles. Internal control over financial reporting includes policies and procedures for maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012. Deloitte Accountants BV, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on ASMI’s internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm: The attestation report of Deloitte Accountants BV is included in this annual report on Form 20-F and is incorporated by reference herein.

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

Item 16.

A. Audit Committee Financial Expert

The Supervisory Board has determined that Mr Lobbezoo, an independent member of the Supervisory Board, qualifies as an Audit Committee Financial Expert. For Mr Lobbezoo’s experience see Item 6 “Directors, Senior Management and Employees”.

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

C. Principal Accountant Fees and Services

Audit fees
Deloitte Accountants BV (“Deloitte”), has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2012. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants BV and its member firms and/or affiliates in 2011 and 2012:

	EUR thousands		As a % of total fees
	2011	2012	2011	2012
Audit fees	1,345	1,195	77%	75%
Audit-related fees	193	158	11%	10%
Tax fees	218	241	12%	15%
Total	1,756	1,594	100%	100%

Audit Committee pre-approval policies
The Audit Committee has determined that the provision of services by Deloitte described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. All audit and permitted non-audit services provided by Deloitte during 2012 were pre-approved by the Audit Committee.

The Audit Committee has adopted the following policies and procedures for pre-approval of all audit and permitted non-audit services provided by our independent registered public accounting firm:

Audit Services
Management submits to the Audit Committee for pre-approval the scope and estimated fees for specific services directly related to performing the independent audit of our Consolidated Financial Statements for the current year.

Audit-Related Services
The Audit Committee may pre-approve expenditures up to a specified amount for services included in identified service categories that are related extensions of audit services and are logically performed by the auditors. Additional services exceeding the specified pre-approved limits require specific Audit Committee approval.

Tax Services
The Audit Committee may pre-approve expenditures up to a specified amount per engagement and in total for identified services related to tax matters. Additional services exceeding the specified pre-approved limits, or involving service types not included in the pre-approved list, require specific Audit Committee approval.

Other Services
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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On May 15, 2012, the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to a maximum of 10% of the number of common shares issued, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the NYSE Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

1,500,000 shares were repurchased during 2012 under the authorization of May 15, 2012. These treasury shares were used for a part of the conversion of the subordinated debt as per November 27, 2012.

The maximum number of shares that may yet be purchased under the authorization takes into account any treasury shares held by the Company (at December 31, 2012 there are no treasury shares held by the Company) and the maximum number of common shares which the Company can hold is 10% of the number of common shares issued.

Of our treasury shares, 2,552,071 shares were held for our account by Lehman Brothers International (Europe) (“Lehman”), which was placed into administration on September 15, 2008. These shares were cancelled in 2009 by resolution of the 2009 Annual General Meeting of Shareholders.

During 2008, we engaged Lehman to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets. As of September 15, 2008, Lehman had purchased and held 2,552,071 shares for our account. Lehman went into bankruptcy administration on September 15, 2008, and we subsequently filed a submission giving notice of our proprietary interest in the shares believed to be held in custody by Lehman. At our May 2009 AGM, our shareholders resolved to cancel all of these treasury shares and we so notified Lehman of the cancellation. However we were notified in September 2010 by the Lehman administrators that there is a possible shortfall in the number of shares held by Lehman as reflected in the statements of our accounts with Lehman. To the extent the number of treasury shares held by Lehman as of the date of their cancellation is lower than 2,552,071 only such lower number of shares have been cancelled and the shortfall of shares may still be considered outstanding. The Lehman administrators report that some time prior to its bankruptcy, Lehman put into a segregated client omnibus account a cash sum on our behalf of $6,758,796, which the administrators apparently regard as money to which we have a proprietary right in lieu of some or all of the missing shares. We are uncertain at this time as to the accuracy of the shortfall of shares, the sufficiency of this cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, the timeline for clarity and resolution of this item is expected to be considerable, perhaps up to several years. For additional information, see Note 19 to the Consolidated financial statements

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate Governance

Because we are a Netherlands public limited liability company, with principal executive offices outside of the U.S., some of our corporate practices vary from those required by the NASDAQ Listing Rules. Nasdaq Listing Rule 5615(3) permits a foreign private issuer to follow its home country practice in lieu of the corporate governance requirements of the Rule 5600 Series of the Nasdaq Listing Rules, with certain exceptions. Set forth below are descriptions of the home country practices that we follow in lieu of various Nasdaq Listing Rules:
(i) Listing Rule 5620(c): Quorum
Nasdaq Listing Rule 5620(c) requires an issuer to provide in its bylaws for a quorum for any meeting of the holders of common stock, and that such quorum may not be less than one-third of the outstanding common voting stock. It is the generally accepted business practice for Dutch companies not to provide for a quorum requirement in their articles, and there is no contrary requirement in the Dutch securities laws or under the rules of NYSE Euronext Amsterdam. Accordingly, our Articles of Association do not provide for a quorum other than for resolutions in relation to the limitation of pre-emptive rights of existing shareholders and the cancellation of outstanding shares, which quorum requirements correspond with mandatory Dutch law. Furthermore, pursuant to Dutch corporate law (section 2:120 sub 2 Dutch Civil Code) the validity of a resolution by the general meeting of shareholders does not depend on the proportion of the capital or shareholders represented at the meeting (i.e. quorum), unless the law or articles of association of a company otherwise provide. Accordingly, our Articles of Association provide that a resolution of the general or any extraordinary meeting of shareholders will be adopted upon the favorable vote of a majority of the votes cast at the meeting.  In addition, our Articles of Association provide that in the case of a shareholder appointment of persons to, or dismissal of persons from, our Supervisory Board and Management Board not proposed by our Supervisory Board, such resolution requires the affirmative vote of a majority of the votes cast at an annual or extraordinary shareholders meeting, which affirmative votes represent at least one third of our issued capital. To this extent, our practice varies from the requirement of Listing Rule 5620(c).

(ii) Listing Rule 5620(b): Proxies
Nasdaq Listing Rule 5620(b) requires that an issuer shall solicit proxies and provide proxy statements for all meetings of shareholders. The solicitation of proxies and the distribution of proxy statements for meetings of shareholders are not required under Dutch law or by the rules of NYSE Euronext Amsterdam, and it is business practice for Dutch companies not to solicit proxies or distribute proxy statements in respect of European shareholders. Therefor, our practice in respect of the holders of shares other than our common shares listed on the NASDAQ Global Select Market varies from that required by Listing Rule 5620(b).

As to our common shares listed on the NASDAQ Global Select Market, which we refer to as New York registry shares, we prepare a proxy statement and solicit proxies from the holders of such shares since there are procedures in place under the Securities Exchange Act of 1934, as amended, for soliciting proxies from beneficial owners.

(iii) Listing Rule 5615(a)(3): Shareholder Approval of Equity Plans
Nasdaq Listing Rule 5635(c) requires shareholder approval prior to the issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants. On December 30, 2011, our Supervisory Board adopted the ASM International NV 2011 Stock Option Plan for Members of the Management Board and the ASM International NV 2011 Stock Option Plan for Employees (the “Stock Option Plans”). In lieu of the specific shareholder approval prior to the issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants, required by Nasdaq Listing Rule 5635(c), we followed Dutch company law regarding the issuance of shares or securities in connection with the remuneration of the management board and/or the employees of a Dutch listed public company (beursgenoteerde naamloze vennootschap).

According to Dutch company law, a Dutch public company may issue shares or grant rights to acquire shares pursuant to a resolution of the general meeting of shareholders or pursuant to a resolution of another corporate body designated by the general meeting of shareholders. Consistent with previous years, at our 2012 Annual General Meeting of Shareholders on May 15, 2012, our shareholders designated the Management Board as the competent body to issue common shares, subject to Supervisory Board approval, including granting rights to acquire common shares. Furthermore, our shareholders designated our Management Board as the competent body to issue common shares, subject to Supervisory Board approval, including granting rights to acquire common shares in connection with our stock option plans for employees and the stock option plan for the Management Board.

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

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

See pages F-1 through F-52, which are incorporated herein by reference.

Item 19. Exhibits (*)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English Informal Translation of ASM International NV’s Articles of Association, as amended		X
4.1	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002
4.3	Trust Deed and Rules of The ASM Pacific Technology Employee Share Incentive Scheme, dated March 23, 1990	Exhibit 4.14 to the Registrant’s Form 20-F filed on April 17, 2003
4.4	Deed of Adherence Relating to Participation in the Employee Share Incentive Scheme of ASM Pacific Technology Limited, dated April 12, 1999	Exhibit 4.15 to the Registrant’s Form 20-F filed on April 17, 2003
4.5	Supplemental Deed Relating to the Employee Share Incentive Scheme of ASM Pacific Technology Limited	Exhibit 4.16 to the Registrant’s Form 20-F filed on April 17, 2003
4.6	Overview of Remuneration of Members of the Management Board, dated May 20, 2010		X
4.7	Overview of Remuneration of Mr Peter van Bommel	Exhibit 4.7 to the Registrant’s Form 20-F filed on March 25, 2011
4.8	Form of Supervisory Board Member Indemnification Agreement	Exhibit 10.1 to the Registrant’s Form 20-F filed on March 16, 2007
4.9	Form of Management Board Member Indemnification Agreement	Exhibit 10.2 to the Registrant’s Form 20-F filed on March 16, 2007
4.10	Amended and Restated Settlement Agreement dated as of December 16, 1998 by and among ASM International NV, ASM America, Inc. and Applied Materials, Inc. **	Exhibit 10.3 to the Registrant’s Form 20-F filed on March 16, 2007
4.11	Summary of the material elements of employment contract with Mr C.D. del Prado (effective as of March 1, 2008)	Exhibit 99.9 to the Registrant’s Form 6-K filed on May 20, 2008
4.12	Overview of remuneration of Mr W.K. Lee	Exhibit 4.13 to the Registrant’s Form 20-F filed on March 16, 2007
4.13	Master Sale and Purchase Agreement re SEAS acquisition dated July 28, 2010	Exhibit 4.24 to the Registrant’s Form 20-F filed on March 25, 2011
4.14	ASM International NV 2011 Stock Option Plan for Members of the Management Board	Exhibit 4.14 to the Registrant's Form 20-F filed on March 28, 2012

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
8.1	Subsidiaries		X
12.1	Certification of CEO pursuant to Rule 13a-14(a)		X
12.2	Certification of CFO pursuant to Rule 13a-14(a)		X
13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X
15.1	Consent of Independent Registered Public Accounting Firm		X
__________
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

ASM INTERNATIONAL NV

Date:	April 4, 2013	/S/ CHARLES D. DEL PRADO
Charles D. del Prado
Chief Executive Officer

S-1

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of
ASM International NV

We have audited the accompanying consolidated balance sheets of ASM International NV and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, total equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ASM International NV and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Accountants BV
Amsterdam, the Netherlands

April 4, 2013

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of
ASM International NV

We have audited the internal control over financial reporting of ASM International NV and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 4, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Accountants BV
Amsterdam, the Netherlands

April 4, 2013

Consolidated Balance Sheets

		December 31,
(EUR thousands except per share data)	Notes	2011	2012
Assets
Cash and cash equivalents	4	390,250	290,475
Accounts receivable, net	6	330,891	304,840
Inventories, net	7	376,667	403,400
Income taxes receivable		907	890
Deferred tax assets	26	14,350	17,967
Other current assets		82,715	90,807
Total current assets		1,195,780	1,108,379
Pledged cash	5	20,000	20,000
Debt issuance costs	18	4,389	735
Deferred tax assets	26	13,072	5,955
Other intangible assets, net	8	14,776	13,915
Goodwill, net	9	52,131	51,888
Evaluation tools at customers	12	13,987	16,922
Investments	13	1,044	278
Property, plant and equipment, net	10	260,180	275,436
Assets held for sale	11	6,862	5,998
Total assets		1,582,221	1,499,506
Liabilities and shareholders’ equity
Notes payable to banks	14	40,680	61,675
Accounts payable		157,549	151,761
Provision for warranty	15	42,684	38,623
Accrued expenses and other	16	152,891	132,060
Income taxes payable		54,878	27,625
Deferred tax liabilities	26	3,513	36
Current portion of long-term debt	17	4,332	6,316
Total current liabilities		456,527	418,096
Pension liabilities	20	9,887	12,540
Deferred tax liabilities	26	868	952
Provision for warranty	15	6,828	5,298
Long-term debt	17	15,319	12,632
Convertible subordinated debt	18	135,078	—
Total liabilities		624,507	449,518
Commitments and contingencies	21,22
Common shares:
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 55,377,020 and 63,095,986 shares		2,215	2,584
Financing preferred shares:
Authorized 8,000 shares, par value € 40, none issued		—	—
Preferred shares:
Authorized 118,000 shares, par value € 40, none issued		—	—
Capital in excess of par value		376,217	480,152
Retained earnings		301,515	288,082
Accumulated other comprehensive loss		(20,151)	(28,942)
Total shareholders’ equity	19	659,796	741,876
Non-controlling interest		297,918	308,112
Total equity		957,714	1,049,988
Total liabilities and shareholders’ equity		1,582,221	1,499,506
 See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		Year ended December 31,
(EUR thousands, except per share data)	Notes	2010	2011	2012
Net sales	27	1,222,900	1,634,334	1,418,067
Cost of sales		(673,322)	(1,063,708)	(977,638)
Gross profit	27	549,578	570,626	440,429
Operating expenses:
Selling, general and administrative		(130,596)	(174,107)	(200,799)
Research and development, net	24	(78,785)	(129,400)	(149,219)
Amortization of other intangible assets	8	(357)	(911)	(1,264)
Impairment charge property, plant and equipment	10	—	(8,038)	—
Restructuring expenses	25	(11,201)	—	(891)
Total operating expenses		(220,939)	(312,455)	(352,173)
Operating income:
Gain on bargain purchase	3	—	109,279	—
Result from operations	27	328,640	367,450	88,256
Interest income		1,221	2,902	1,989
Interest expense		(15,677)	(13,497)	(12,113)
Loss resulting from early extinguishment of debt	18	(3,609)	(824)	(2,209)
Accretion interest expense convertible notes	18	(6,010)	(4,401)	(4,469)
Revaluation conversion option	18	(19,037)	(4,378)	—
Foreign currency exchange gains (losses), net		(65)	5,604	(3,957)
Result on investments		—	—	(766)
Earnings before income taxes		285,462	352,855	66,731
Income tax expense	26	(42,939)	(36,692)	(26,300)
Net earnings		242,523	316,164	40,431
Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net earnings:
Shareholders of the parent		110,639	186,770	7,149
Non-controlling interest		131,884	129,394	33,282
Net earnings per share (in euro):	29
Basic net earnings from continuing operations		2.11	3.38	0.13
Diluted net earnings from continuing operations		2.09	3.16	0.13
Weighted average number of shares used in computing per share amounts (in thousands):
Basic		52,435	55,210	56,108
Diluted		61,494	64,682	56,767
 See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

		Year ended December 31,
(EUR thousands)	Notes	2010	2011	2012
Net earnings (loss)		242,523	316,164	40,431
Other comprehensive income (loss):
Foreign currency translation effect		41,309	18,062	(10,110)
Unrealized gains (losses) on derivative instruments, net of tax		136	(13)	—
Actuarial loss		(87)	1,139	(3,716)
Total other comprehensive income (loss)	19	41,358	19,188	(13,826)
Comprehensive income (loss)		283,881	335,352	26,605
Allocation of comprehensive income (loss):
Common shareholders		141,154	200,858	(1,642)
Non-controlling interest	19	142,727	134,494	28,247
See Notes to Consolidated Financial Statements.

Consolidated Statements of Total Equity

			EUR
(thousands except for share data)	Note	Number of common shares	Common shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interest	Total equity
Balance as of January 1, 2010		51,745,140	2,070	287,768	—	16,146	(64,754)	241,230	144,684	385,914
Compensation expense stock options		—	—	2,526	—	—	—	2,526	—	2,526
Conversion of debt into common shares	18	878,491	35	17,614	—	—	—	17,649	—	17,649
Exercise stock options by issue of common shares	19	308,250	12	3,932	—	—	—	3,944	—	3,944
Net earnings to common shareholders		—	—	—	—	110,639	—	110,639	131,884	242,523
Other comprehensive income	19	—	—	—	—	—	30,515	30,515	10,843	41,358
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	(58,162)	(58,162)
Dilution		—	—	—	—	4,957	—	4,957	6,518	11,475
Balance as of December 31, 2010		52,931,881	2,117	311,841	—	131,741	(34,239)	411,460	235,767	647,227

			EUR
(thousands except for share data)	Note	Number of common shares	Common shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interest	Total equity
Compensation expense stock options		—	—	1,872	—	—	—	1,872	—	1,872
Conversion of debt into common shares	18	2,151,020	86	58,439	—	—	—	58,525	—	58,525
Exercise stock options by issue of common shares	19	294,119	12	4,065	—	—	—	4,077	—	4,077
Net earnings to common shareholders		—	—	—	—	186,770	—	186,770	129,395	316,165
Dividend paid to common shareholders						(22,262)		(22,262)	—	(22,262)
Other comprehensive income	19	—	—	—	—	—	14,088	14,088	5,100	19,188
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	(79,474)	(79,474)
Dilution		—	—	—	—	5,266	—	5,266	7,130	12,396
Balance as of December 31, 2011		55,377,020	2,215	376,217	—	301,515	(20,151)	659,796	297,918	957,714
Compensation expense stock options		—	—	3,242	—	—	—	3,242	—	3,242
Purchase of common shares		(1,500,000)	—	—	(40,554)	—	—	(40,554)	—	(40,554)
Conversion of debt into newly issued common shares	18	9,074,396	363	98,490	40,554	—	—	139,407	—	139,407
Exercise stock options by issue of common shares	19	144,570	6	2,203	—	—	—	2,209	—	2,209
Net earnings to common shareholders		—	—	—	—	7,149	—	7,149	33,282	40,431
Dividend paid to common shareholders						(27,519)		(27,519)	—	(27,519)
Other comprehensive income	19	—	—	—	—	—	(8,791)	(8,791)	(5,035)	(13,826)
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	(27,024)	(27,024)
Dilution		—	—	—	—	6,937	—	6,937	8,971	15,908
Balance as of December 31, 2012		63,095,986	2,584	480,152	—	288,082	(28,942)	741,876	308,112	1,049,988
See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	Note	Year ended December 31,
(EURO thousands)		2010	2011	2012
Cash flows from operating activities:
Net earnings (loss)		242,523	316,164	40,431
Adjustments required to reconcile net earnings(loss) to net cash from operating activities:
Depreciation and amortization	8,10	37,794	49,450	58,460
Impairments	10	—	8,038	—
Gain on bargain purchase		—	(109,279)	—
Share-based compensation	20	13,901	13,452	23,065
Non cash result components convertible bonds	18	28,656	8,779	6,678
Result investments		—	—	766
Deferred income taxes		4,092	(27,691)	(147)
Changes in assets and liabilities:
Accounts receivable		(95,260)	67,293	17,905
Inventories		(77,236)	8,390	(39,920)
Other current assets		(20,732)	(20,335)	(6,713)
Accounts payable and accrued expenses		104,485	(94,601)	(32,077)
Accruals for restructuring expenses		1,863	—	—
Payment restructuring expenses		(9,297)	(3,159)	—
Current income taxes		29,096	80	(25,968)
Net cash provided by operating activities		259,884	216,581	42,480
Cash flows from investing activities:
Capital expenditures	10	(102,974)	(89,218)	(68,162)
Net purchase of intangible assets	8	(624)	(7,051)	(4,630)
Acquisition of business	9	—	(994)	—
Cash acquired in business combination	3	—	43,434	—
Pledged bank deposit in business combination	5	—	(20,000)	—
Proceeds from sale of property, plant and equipment	10	3,032	3,794	901
Net cash used in investing activities		(100,566)	(70,035)	(71,891)
Cash flows from financing activities:
Debt redemption		(68,810)	(23,096)	(24,726)
Debt proceeds, net			42,173	47,677
Purchase of treasury shares ASMI		—	—	(40,554)
Purchase of treasury shares ASMPT		—	—	(3,552)
Proceeds from issuance of shares and exercise of stock options		3,945	4,122	2,209
Dividends to common shareholders of ASMI		—	(22,262)	(27,519)
Dividends to minority shareholders ASMPT		(58,162)	(79,474)	(27,024)
Net cash used in financing activities		(123,027)	(78,537)	(73,489)
Foreign currency translation effect		10,096	(18,052)	3,125
Net (decrease) increase in cash and cash equivalents		46,387	49,956	(99,775)
Cash and cash equivalents at beginning of year	4	293,902	340,294	390,250
Cash and cash equivalents at end of year	4	340,294	390,250	290,475

	Note	Year ended December 31,
(EURO thousands)		2010	2011	2012
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest		14,786	10,742	10,124
Income taxes		9,751	39,929	52,425
Supplemental on cash investing and financing activities:
Subordinated debt converted	18	13,473	32,202	150,000
Subordinated debt converted into number of shares	18	878,491	2,151,020	9,074,396
See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1- General Information / Summary of Significant Accounting Policies

General information
ASM International NV (“ASMI” or “the Company”) is a Dutch public liability company domiciled in the Netherlands with its principal operations in Europe, the United States and Asia. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce mainly semiconductor devices.

We are an equipment supplier mainly to the semiconductor, LED and electronics manufacturing industry. We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits, for the production of LEDs, and for electronics manufacturing in general.

The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is mainly active in the wafer processing and assembly and packaging market segments. We also sell lead frames for semiconductor assembly. In addition, ASM AS is offering surface-mount technology (“SMT”) placement tools for the global electronics manufacturing industries. The wafer processing segment is referred to as “Front-end.” Assembly and packaging and SMT is referred to as “Back-end.”

The Company’s shares are listed for trading on the NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM).

The accompanying consolidated financial statements include the financial statements of ASM International NV headquartered in Almere, the Netherlands, and its consolidated subsidiaries (together referred to as “ASMI” or the “Company”).

Basis of preparation
 The Company follows accounting principles generally accepted in the United States of America (“US GAAP”) and applies the going concern basis in preparing its consolidated financial statements. Historical cost is used as the measurement basis unless otherwise indicated.

The accompanying consolidated financial statements are stated in thousands of Euros (“EUR”) unless indicated otherwise. Amounts in these financial statements are rounded to the nearest thousand Euro; therefore amounts may not equal (sub) totals due to rounding.

Use of estimates
 The preparation of financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. On an ongoing basis, ASMI evaluates its estimates. ASMI bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Consolidation
 The consolidated financial statements include the accounts of ASMI NV and all of its subsidiaries where ASMI holds a controlling interest. The non-controlling interest is disclosed separately in the consolidated financial statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Subsidiaries are all entities over which ASMI has the power to govern the financial and operating policies.

As further described in the Notes to Consolidated Financial Statements herein, from time to time, the consolidated subsidiary ASM Pacific Technology Ltd (“ASMPT”) will issue common shares pursuant to their Employee Share Incentive Scheme. The effect of these issuances is a dilution of the ownership in ASMPT. Results on dilution of investments in subsidiaries are accounted for directly in equity.

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

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia. The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. In January 2011 ASMPT acquired the surface-mount technology from Siemens. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 51.96% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong.

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

Substantially all amounts, which are net of taxes, included in accumulated other comprehensive loss at December 31, of any year, will be reclassified to net earnings within the next twelve months, upon completion of the underlying transactions. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the consolidated statement of operations.

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

Cash and cash equivalents of the Company’s subsidiary ASMPT are restricted to be used only in the operations of ASMPT.

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

Inventories
 Inventories are stated at the lower of cost (first-in, first-out method) or market value. Inventory in the SMT business is generally determined on the basis of an average method. Costs include net prices paid for materials purchased, charges for freight and custom duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsellable inventory.

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

Other intangible assets with finite lives are amortized over the estimated useful lives using the straight-line method.

Assets held for sale
A long-lived asset to be sold is classified as held for sale in the period in which all of the following criteria are met:

•	Management, having the authority to approve the action, commits to a plan to sell the asset.

•	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

•	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

•	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year.

•	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

If at any time these criteria are no longer met a long-lived asset classified as held for sale will be reclassified as held and used.
If during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset previously classified as held for sale is not sold by the end of that period and all of the following conditions are met:

◦	During the initial one-year period the entity initiated actions necessary to respond to the change in circumstances.

◦	The asset is being actively marketed at a price that is reasonable given the change in circumstances.
the period required to complete the sale of a long-lived asset may be extended beyond one year.

Recoverability of long-lived assets
 Long-lived assets (except those not being amortized) to be held and used by the Company are reviewed by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future undiscounted cash flows expected to result from the use of the asset. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Long-lived assets and other intangibles (except those not being amortized) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revenue recognition
 The Company recognizes revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to buyer is fixed or determinable; and collectability is reasonably assured.

Our Front-end sales frequently involve sales of complex equipment, which may include customer-specific criteria, sales to new customers or sales of equipment with new technology. For each sale, the decision whether to recognize revenue is, in addition to shipment and factory acceptance, based on: the contractual agreement with a customer; the experience with a particular customer; the technology and the number of similarly configured equipment previously delivered. Based on these criteria we may decide to defer revenue until completion of installation at the customer’s site and obtaining final acceptance from the customer. Revenue in our AS business on sales subjected to customer acceptance is not recognized until customer acceptance occurs.

A major portion of our revenue is derived from contractual arrangements with customers that have multiple deliverables, such as equipment and installation. When a sales arrangement contains multiple elements, such as equipment and installation,ASMI allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or best estimated selling price (BESP) if neither VSOE nor TPE is available. ASMI generally utilizes the BESP due to the nature of our products. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. At December 31, 2010, December 31, 2011 and December 31, 2012 we have deferred revenues from installations in the amount of €4.4 million, €6.3 million and €3.5 million respectively.

In general, we recognize revenue from sales of equipment upon transfer of title, which is upon shipment of the equipment, only if testing at the factory has proven that the equipment has met substantially all of the customer’s criteria and specifications

The Company recognizes revenue from installation of equipment upon completion of installation at the customer’s site. At the time of shipment, the Company defers that portion of the sales price related to the relative selling price of installation. The relative selling price of the installation process is measured based upon the per-hour amounts charged to clients parties for similar installation services. Installation is completed when testing at the customer’s site has proven that the equipment has met all of the customer’s criteria and specifications. The completion of installation is signed-off by the customer (“final acceptance”).

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

The Company’s employees in Germany and Japan participate in a defined benefit plan. Pension costs in respect of these defined benefit plans are determined using the projected unit credit method. These costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets. Obligations for retirement benefit and related net periodic pension costs are determined in accordance with actuarial valuations. These valuations rely on key assumptions including discount rates, expected return on plan assets, expected salary increases, mortality rates and health care trend rates. The discount rate assumptions are determined by reference to yields on high-quality corporate bonds of appropriate duration and currency at the end of the reporting period. In case such yields are not available, discount rates are based on government bonds yields. The expected returns on plan asset assumptions are determined on a uniform methodology, considering long-term historical returns and asset allocations. Due to changing market and economic conditions, the underlying key assumptions may differ from actual development and may lead to significant changes in retirement benefit obligations.

In accordance with ASC 715, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans" the Company recognizes in its Consolidated Balance Sheet an asset or a liability for the plan’s overfunded status or underfunded status respectively. The unfunded status is recognized as a liability. Actuarial gains and losses are recognized in other comprehensive income when incurred. Reference is made to Note 19 and Note 20.

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

New accounting pronouncements
 In June 2011, the FASB issued authoritative guidance on the presentation of comprehensive income (ASU 2011-05) to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This authoritative guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. This guidance was effective for ASMI for the year 2012, and has been applied retrospectively. The implementation of this authoritative guidance did not change the presentation of comprehensive Income. As a result of this application the deferral of the date as per ASU 2011-12 was not relevant for ASMI.

In May 2011, the FASB issued ASU 2011-04 “Fair Value Measurement (Topic 820)” to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This authoritative guidance limits the highest-and-best-use measure to non-financial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. This authoritative guidance also expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance was effective for ASMI in 2012. The implementation of this authoritative guidance did not have a material impact on ASMI’s financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, “Intangibles-Goodwill and Other (Topic 350).” The amendments in this ASU will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step Quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU was effective for ASMI in 2012, but did not have any effect on ASMI’s consolidated financial statements. In July 2012, the FASB issued ASU 2012-02 " Testing indefinite-lived intangible assets for impairment". This ASU is an amendment on the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment. This ASU was issued in response of feedback on ASU 2011-08. This new guidance will be effective on impairment tests performed for fiscal years beginning after September 15, 2012. The ASU will not have any effect on ASMI's consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about offsetting assets and liabilities". Under the new guidance entities must disclose both gross information and net information on instruments and transactions eligible for offset on the balance sheet in accordance with the offsetting guidance in ASC 210-20-45 or ASC 815-10-45, and instruments and transactions subject to an agreement similar to a master netting arrangement. The new guidance will be effective for ASMI beginning January 1, 2013. We do not expect this new guidance to have material impact on our consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04 "Technical corrections and improvements". This ASU makes certain technical correction to the FASB Accounting Standards Codification. The new guidance will be effective for fiscal years beginning after December 15, 2012. We do not expect this new guidance to have material impact on our consolidated financial statements.

2- List of Significant Subsidiaries

Name	Location	% Ownership December 31,
		2011	2012
ASM Europe BV 1	Almere, the Netherlands	100.00%	100.00%
ASM United Kingdom Sales BV 1	Almere, the Netherlands	100.00%	100.00%
ASM Germany Sales BV 1	Almere, the Netherlands	100.00%	100.00%
ASM Pacific Holding BV1, 3	Almere, the Netherlands	100.00%	100.00%
ASM France S.A.R.L.	Montpellier, France	100.00%	100.00%
ASM Belgium NV	Leuven, Belgium	100.00%	100.00%
ASM Italia Srl	Agrate, Italy	100.00%	100.00%
ASM Microchemistry Oy	Helsinki, Finland	100.00%	100.00%
ASM Services and Support Ireland Ltd	Dublin, Ireland	100.00%	100.00%
ASM Services and Support Israel Ltd	Tel Aviv, Israel	100.00%	100.00%
ASM America, Inc	Phoenix, Arizona, United States	100.00%	100.00%
ASM Japan KK	Tokyo, Japan	100.00%	100.00%
ASM Wafer Process Equipment Ltd	Quarry Bay, Hong Kong, People’s Republic of China	100.00%	100.00%
ASM China Trading Ltd	Shanghai, People’s Republic of China	100.00%	100.00%

Name	Location	% Ownership December 31,
		2011	2012
ASM Wafer Process Equipment Singapore Pte Ltd	Singapore	100.00%	100.00%
ASM Front-End Sales & Services Taiwan Co, Ltd	Hsin-Chu, Taiwan	100.00%	100.00%
ASM Services & Support Malaysia SDN BDH	Kuala Lumpur, Malaysia	—%	100.00%
ASM Front-End Manufacturing Singapore Pte Ltd	Singapore	100.00%	100.00%
ASM NuTool, Inc	Phoenix, Arizona, United States	100.00%	100.00%
ASM Genitech Korea Ltd	Cheonan, South Korea	100.00%	100.00%
ASM IP Holding BV 1	Almere, the Netherlands	100.00%	100.00%
ASM Pacific Technology Ltd	Kwai Chung, Hong Kong, People’s Republic of China	52.17%	51.96%
ASM Assembly Automation Ltd 2	Kwai Chung, Hong Kong, People’s Republic of China	52.17%	51.96%
ASM Assembly Materials Ltd 2	Kwai Chung, Hong Kong, People’s Republic of China	52.17%	51.96%
ASM Technology Singapore Pte Ltd 2	Singapore	52.17%	51.96%
ASM Technology (M) Sdn Bhd 2	Johor Bahru, Malaysia	52.17%	51.96%
ASM Semiconductor Materials (Shenzhen) Co. Ltd 2	Shenzhen, People’s Republic of China	52.17%	51.96%
Edgeward Development Ltd 2	Guernsey, Channel Islands	52.17%	51.96%
Shenzhen ASM Micro Electronic Technology Co. Ltd 2	Shenzhen, People’s Republic of China	52.17%	51.96%
ASM Assembly Systems Management GmbH. 4	Munich, Germany	52.17%	51.96%
ASM Assembly Systems Management GmbH & C o K G 4	Munich, Germany	52.17%	51.96%
ASM Assembly Systems Ltd 4	Shanghai, People’s Republic of China	52.17%	51.96%
ASM Pacific( Hong Kong) Ltd 4	Kwai Chung, Hong Kong, People’s Republic of China	52.17%	51.96%
ASM Pacific (Holdings) Ltd	Kwai Chung, Hong Kong, People’s Republic of China	52.17%	51.96%
ASM Microelectronic Technical Services (Shanghai) Company Ltd	Shanghai, People’s Republic of China	52.17%	51.96%
ASM (Assembly Systems) GmbH & C o K G 4	Vienna, Austria	52.17%	51.96%
ASM Assembly Systems, LLC 4	Suwanee, United States	52.17%	51.96%
ASM Assembly Systems Pte. Ltd 4	Singapore	52.17%	51.96%
ASM Technology (Huizhou) Ltd	People’s Republic of China	52.17%	51.96%
ASM Technology China Ltd	People’s Republic of China	52.17%	51.96%

(1)
For these subsidiaries ASM International NV has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.

(2)	100% subsidiaries of ASM Pacific Technology Ltd.

(3)	Established in 2008, ASM Pacific Holding BV is holding 51.96% of the shares in ASM Pacific Technology Ltd.

(4)	100% subsidiaries of ASM Pacific Technology Ltd., Acquired January 7, 2011.

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

Further, ASMPT undertook to Siemens AG that for a period of three years from date of the completion of the acquisition that the ASMPT would not directly or indirectly, (i) make, resolve, initiate, enable or accept any withdrawals from ASM AS KG or any of its partial or entire successors conducting the business or parts thereof (the “Sustained Business”), (ii) make, resolve on, initiate, enable or accept dividend payments or loan repayments by the Sustained Business, (iii) encumber, induce or impose the encumbrance of any assets of ASM AS KG or any of its successors other than in the ordinary course for the regular operative business of ASM AS KG, (iv) accept other non-arm’s length advantages from the Sustained Business, or (v) change, alter, rescind, rewind or in any other way contradict the equity commitment and loan commitment as set out in the MSP Agreement; (vi) impose transaction or management fees on the target companies; (vii)enter into any consultancy agreement in excess of €100; enter into any agreement or transaction which may result in a partial or entire change of the shareholding in the target companies or in the transfer of any asset relevant for the business from the target companies.

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

The following table summarizes the total purchase consideration and the identified assets and liabilities that were separately recognized in the purchase price allocation.

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

The gain from a bargain purchase of €109,279 was recognized upon completion of the acquisition of the SEAS entities in 2011. The gain from a bargain purchase on acquisition was mainly attributable to depressed market value of the acquired business because of years of losses due to challenging economic environment and the bad global economic environment during the period of negotiation of the acquisition.

Estimated future amortization expense associated with the intangible assets acquired SEAS at December 31, 2012 is as follows:

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

Since the acquisition date, January 7, 2011, SEAS contributed €444 million to net sales and €53 million to result from operations as reported in the consolidated statement of operations for the year ended December 31, 2011.

4- Cash and Cash Equivalents

At December 31, 2012, cash and cash equivalents of the Company’s subsidiary ASMPT amounted to €145,414, which are restricted to be used only in the operations of ASMPT. No further restrictions on usage of cash and cash equivalents exist. The carrying amount approximates their fair value.

5- Pledged bank deposit

Pursuant to the Master Sale and Purchase Agreement of the acquisition (see note 3) entered into between ASMPT and Siemens Aktiengesellschaft , ASMPT provided a bank guarantee to Siemens AG upon completion of the acquisition for the purpose of securing certain obligations to an amount of €20 million. Per December 31, 2012, a bank deposit amounting to €20 million is pledged for the purpose of securing the bank guarantee. The pledged bank deposit will be released on January 7, 2015.

The pledged bank deposit carried interest at market rates of 0.1% (2011: 0.95%) per annum.

6- Accounts receivable

The carrying amount of accounts receivable is as follows:

	Current	Overdue < 30 days	Overdue 31 – 60 days	Overdue 61 – 120 days	Overdue > 120 days	Total
December 31, 2011	264,224	31,529	12,126	13,579	9,433	330,891
December 31, 2012	223,546	38,666	13,537	13,954	15,137	304,840

In the total amount of accounts receivable for the year ended December 31, 2012, an amount of €42,588 relates to notes receivable.

The changes in the allowance for doubtful accounts receivable are as follows:

Balance January 1, 2010	(8,968)
Charged to selling, general and administrative expenses	(461)
Utilization	648
Foreign currency translation effect	(523)
Balance December 31, 2010	(9,304)
Charged to selling, general and administrative expenses	(356)
Utilization	2,109
Foreign currency translation effect	(50)
Balance December 31, 2011	(7,601)
Charged to selling, general and administrative expenses	(2,825)
Utilization	1,841
Foreign currency translation effect	34
Balance December 31, 2012	(8,551)

The carrying amount of the accounts receivable approximates their fair value.

7- Inventories

Inventories consist of the following:

	December 31,
	2011	2012
Components and raw materials	189,174	180,575
Work in process	175,564	196,313
Finished goods	70,918	91,799
Total inventories, gross	435,656	468,687
Allowance for obsolescence	(58,989)	(65,287)
Total inventories, net	376,667	403,400

The changes in the allowance for obsolescence are as follows:

Balance January 1, 2010	(46,939)
Charged to cost of sales	(3,248)
Utilization	14,628
Foreign currency translation effect	(5,742)
Balance as of December 31, 2011	(41,301)
Charged to cost of sales	(28,122)
Utilization	12,526
Foreign currency translation effect	(2,092)
Balance as of December 31, 2011	(58,989)
Charged to cost of sales	(10,858)
Utilization	3,569
Foreign currency translation effect	991
Balance as of December 31, 2012	(65,287)

8- Other Intangible Assets

Other intangible assets include purchased technology from third parties and software developed or purchased (including licences) for internal use. The changes in the amount of other intangible assets are as follows:

	Software	Purchased technology and other intangible assets	Total
At cost:
Balance January 1, 2011	14,433	3,192	17,625
Additions	3,417	3,682	7,099
Acquisitions	44	4,782	4,826
Disposals	(104)	(47)	(151)
Foreign currency translation effect	252	603	855
Balance December 31, 2011	18,042	12,212	30,254
Additions	2,447	2,183	4,630
Disposals	(10)	—	(10)
Foreign currency translation effect	(133)	(2)	(135)
Balance December 31, 2012	20,346	14,393	34,739
Accumulated amortization:
Balance January 1, 2011	7,809	3,011	10,820
Amortization for the year	2,901	1,570	4,471
Disposals	(104)	(47)	(151)
Foreign currency translation effect	179	159	338
Balance December 31, 2011	10,785	4,693	15,478
Amortization for the year	2,784	2,634	5,418
Disposals	(10)	—	(10)
Foreign currency translation effect	(113)	51	(62)
Balance December 31, 2012	13,446	7,378	20,824
Other intangible assets, net:
December 31, 2011	7,257	7,519	14,776
December 31, 2012	6,900	7,015	13,915

Other intangible assets are amortized over their useful lives of 3 to 7 years. Estimated amortization expenses relating to other intangible assets are as follows:

2013	5,696
2014	4,046
2015	2,499
2016	1,182
2017	492
13,915

9- Goodwill

The changes in the carrying amount of goodwill are as follows:

	Front-end	Back-end	Total
Balance January 1, 2011	11,193	39,622	50,815
Foreign currency translation effect	—	1,316	1,316
Balance December 31, 2011	11,193	40,938	52,131
Foreign currency translation effect	456	(699)	(243)
Balance December 31, 2012	11,649	40,239	51,888

The allocation of the carrying amount of goodwill is as follows:

	December 31,
	2011	2012
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
ASM Genitech Korea Ltd	7,633	8,089
Back-end segment:
ASM Pacific Technology Ltd	40,938	40,239
Total	52,131	51,888

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

The material assumptions used for the fair value calculation of the reporting unit are:

•
An average discount rate of 22.7% ( 2011: 20.5%) representing the pre-tax weighted average cost of capital. This relative high rate is a consequence of the current situation whereby certain production lines are in the early phase of the product lifecycle, hence reflecting a higher risk.

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

These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Based on this analysis management believes that as per December 31, 2012 the fair value of the reporting units exceeded the carrying value.

10- Property, Plant and Equipment

The changes in the amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost:
Balance January 1, 2011	131,431	409,889	541,320
Capital expenditures	38,993	50,226	89,219
Acquisition	276	11,249	11,525
Impairment	(1,416)	(6,622)	(8,038)
Retirements and sales	(9,361)	(30,692)	(40,053)
Reclassification	(235)	235	—
Foreign currency translation effect	8,186	20,665	28,851
Balance December 31, 2011	167,874	454,950	622,824
Capital expenditures	23,355	44,807	68,162
Retirements and sales	(278)	(10,253)	(10,531)
Reclassification	428	(748)	(320)
Foreign currency translation effect	(3,499)	(13,127)	(16,626)
Balance December 31, 2012	187,880	475,629	663,509
Accumulated depreciation:
Balance January 1, 2011	74,216	269,167	343,383
Depreciation for the year	9,170	30,815	39,985
Retirements and sales	(9,310)	(26,920)	(36,230)
Foreign currency translation effect	3,020	12,486	15,506
Balance December 31, 2011	77,096	285,548	362,644
Depreciation for the year	12,420	35,282	47,702
Retirements and sales	(81)	(9,558)	(9,639)
Reclassification	3	(323)	(320)
Foreign currency translation effect	(2,061)	(10,253)	(12,314)
Balance December 31, 2012	87,377	300,696	388,073
Property, plant and equipment, net:
December 31, 2011	90,778	169,402	260,180
December 31, 2012	100,503	174,933	275,436

Useful lives in years:	Buildings and leasehold improvements	10-25
	Machinery and equipment	2-10
	Furniture and fixtures	2-10

In 2011 the Company recorded an impairment charge of 8,038 related to machinery and equipment. The Company impaired certain items of property, plant and equipment related to the Back-end lead frame business. The impairment loss of 8,038 was recognized based on the recoverable amount of the relevant assets.

11- Assets held for sale

The changes in the carrying value of assets held for sale are as follows:

	Japan	The Netherlands	Total
Balance January 1, 2011	6,070	277	6,347
Foreign currency translation effect	515	—	515
Balance December 31, 2011	6,585	277	6,862
Foreign currency translation effect	(864)	—	(864)
Balance December 31, 2012	5,721	277	5,998

In 2009 the decision was made to dispose certain items of property, plant and equipment. These assets represent a carrying value as per December 31, 2012 of 5,998. The assets held for sale are located in Japan and The Netherlands. In Japan (Tama) a building that was used for research and development activities was ceased to be used in December 2009. The carrying value of €4.8 million is lower than the fair value less cost to sell. Also in Japan, a piece of land that was purchased to build a research and development center has now been regarded as held for sale. The carrying value of €0.9 million is below the expected selling price. The expected selling prices were determined, based on various inputs and considerations, including an appraisal from an outside firm performed during 2011. In the Netherlands the former ASMI head office located in Bilthoven has been regarded as held for sale. The carrying value of €0.3 million is lower than the fair value less cost to sell. The expected selling prices were determined, based on various inputs and considerations, including an appraisal from an outside firm performed during 2009. During 2012 both the Japanese and the Dutch properties were under the interest of the market, though the assets have not been sold yet, mainly as a result of the economical circumstances and the earth quake in Japan in 2011 leading to a low level of interest of the markets in these assets, the outside firms maintain the expected selling prices.

12- Evaluation tools at customers

The changes in the amount of evaluation tools are as follows:

Balance January 1, 2011	6,644
Evaluation tools shipped	14,901
Depreciation	(2,518)
Evaluation tools sold	(7,830)
Transfer from inventories	1,913
Foreign currency translation effect	877
Balance December 31, 2011	13,987
Evaluation tools shipped	11,120
Depreciation	(3,798)
Evaluation tools sold	(3,277)
Foreign currency translation effect	(1,110)
Balance December 31, 2012	16,922
Useful lives in years:	5

Evaluation tools are systems delivered to customers under evaluation agreements. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as Cost of sales.

13- Investments

The investment of €278 as per December 31, 2012 reflects the net equity value of the interest in Levitech BV Resulting from the management buy-out in 2009 of the RTP business, ASM International NV obtained a 20% interest in Levitech BV.

The changes in the investment are as follows:

Balance December 31, 2011	1,044
Share of result	(766)
Balance December 31, 2012	278

14- Notes Payable to Banks

Information on notes payable to banks is as follows:

	December 31,
	2011	2012
Short-term debt outstanding in:
Japan	7,734	—
ASMPT	32,946	61,675
Total	40,680	61,675

Short-term debt outstanding in local currencies is as follows (in thousands):

	December 31,
	2011	2012
Japanese yen	775,000	—
Hong Kong dollar	331,144	630,686

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. At December 31, 2012, short-term debt bears interest at LIBOR plus a margin per annum or HIBOR plus a margin per annum, at a weighted average effective interest rate of 1.64% (2011: 1.83%) per annum.

Total short-term lines of credit amounted to €337,567 at December 31, 2012. The amount outstanding at December 31, 2012 was €61,675 and the undrawn portion totaled €275,893. The undrawn portion includes the Company’s standby revolving credit facility of €150,000 with a consortium of banks. The facility is available through July 31, 2015. Once the facility is used, this usage is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion further includes €125,893 for ASMPT, which amount is restricted to be used only in the operations of ASMPT.

The credit facility of €150,000 includes two financial covenants: a minimum long-term committed capital and a total net debt/equity ratio. These financial covenants are measured twice each year, at June 30 and December 31. The minimum level of long-term committed capital for the year ended December 31, 2012 was €320 million, the long-term committed capital as per that date was €742 million. Long-term committed capital is defined as the consolidated total equity. The net debt/equity ratio should not exceed 2.0, whereby equity is defined as consolidated total equity. For the year ended December 31, 2012 net cash was €145 million and total equity €742 million. The Company is in compliance with these financial covenants as of June 30, 2012 and as of December 31, 2012.

 ASMI does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of ASMI. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its non ASMPT subsidiaries.

15- Provision for Warranty

The changes in the amount of provision for warranty are as follows:

Balance January 1, 2011	8,273
Charged to cost of sales	29,809
Acquisitions	33,733
Deductions	(24,822)
Foreign currency translation effect	2,519
Balance December 31, 2011	49,512
Charged to cost of sales	26,527
Deductions	(31,948)
Foreign currency translation effect	(170)
Balance December 31, 2012	43,921
Non-current portion	(5,298)
Current portion	38,623

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

16- Accrued Expenses and Other

Accrued expenses and other consist of the following:

	December 31,
	2011	2012
Advance payments from customers	29,621	29,350
Accrual for onerous contracts	446	125
Deferred revenue	6,340	5,938
Accrual for salaries, wages and related taxes and expenses	60,039	56,246
Interest payable	1,881	307
Payables arising from acquisition of property, plant and equipment	20,509	14,027
Other	34,055	26,067
	152,891	132,060

The accrual for onerous contracts relates to operating lease contracts for buildings for which no economic benefits are expected. The accrual for onerous contracts is expected to be utilized by 2013.

17- Long-term Debt

Long-term debt consists of the following:

	December 31,
	2011	2012
Term loans:
Japan, 1.2-2.0%, due 2012 – 2014	17,764	—
ASMPT, LIBOR+2.5%	—	18,948
Mortgage loans:
Japan, 2.1-2.2%, due 2012	1,746	—
Capital lease commitments:
Japan, 1.8%, due 2012	141	—
	19,651	18,948
Current portion	(4,332)	(6,316)
Non-current portion	15,319	12,632

Long-term debt, including current portion, in local currencies is as follows (in thousands):

	December 31,
	2011	2012
Japanese yen	1,969,097	—
US dollar	—	25,000

Aggregate annual principal repayments for years subsequent to December 31, 2012 are:

2013	6,316
2014	6,316
2015	6,316
18,948

Capital lease commitments relate to commitments for equipment and machinery.

18- Convertible Subordinated Debt

As per 1 January 2009, ASMI applies ASC 815 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

Our convertible bonds initially due 2011 and 2014, included a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2011 the accounting was different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2011 were denominated in USD and the ASM International common shares in which they can be converted to are denominated in Euro, these conversion options were recognized as a liability measured at fair value. The conversion option was measured at fair value through the income statement. For the conversion options of the convertible bonds due 2014 the fixed–for-fixed principle is met as both the debt instrument (the bond) and the Company’s equity shares, in which they can be converted to, are denominated in the same currency (Euro). Based on this criterion the conversion option qualifies as permanent equity.

The fair value of the liability component is estimated using the prevailing market interest rate at the date of issue, for similar non-convertible debt. Subsequently, the liability is measured at amortized cost. The interest expense on the liability component is calculated by applying the market interest rate for similar non-convertible debt at the date of issue to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible subordinated notes, thus creating a non-cash interest expense. For the financial year 2012 this accretion interest expense was €4,469 (2011: €4,401).

On October 8, 2012 we initiated a full redemption for all of the outstanding principle balance of our 6.50% Convertible Subordinated notes due 2014, as per November 27, 2012. This proposal for redemption resulted in a full conversion of convertible notes into 9,074,396 common shares.

On December 31, 2010 we initiated a full redemption for all of the outstanding principal balance of our 4.25% Convertible Subordinated notes due 2011, as per February 15, 2011. This proposal for redemption resulted in an almost full conversion of convertible notes into common shares. Until conversion, the conversion option was valued at fair value resulting in a non-cash loss during 2011 of €4.4 million.

The changes in the outstanding amounts of convertible subordinated debt are as follows:

	4.25% convertible subordinated notes, due 2011	6.50% convertible unsecured notes, due 2014
Liability at redemption value at date of issuance	111,682	150,000
Conversion component at date of issuance	(18,329)	(23,601)
Liability component at date of issuance	93,353	126,399

Balance January 1, 2011	32,438	130,804
Conversion of notes	(32,536)	—
Accrual of interest	126	4,274
Foreign currency translation effect	(29)	—
Balance December 31, 2011	—	135,078
Conversion of notes	—	(139,407)
Accrual of interest	—	4,329
Balance December 31, 2012	—	—

	4.25% convertible subordinated notes, due 2011	6.50% convertible subordinated notes, due 2014
Nominal value in US$:
December 31, 2011	—	n/a
December 31, 2012	—	—
Nominal value in €:
December 31, 2011	—	150,000
December 31, 2012	—	—

4.25% convertible subordinated notes, due 2011
In December 2004, ASMI issued US$150.0 million in principal amount of 4.25% convertible subordinated notes due in December 2011 in a private offering. Interest on the notes was payable on June 6 and December 6 of each year. The notes were subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes were convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 48.0307 shares of common stock for each US$1,000 principal amount of notes, subject to adjustment in certain circumstances. This was equivalent to an initial conversion price of US$20.82 per share. Effective December 6, 2007, the conversion price was adjusted for the cash dividend paid in September 2007 to US$20.71 per share. On or after December 6, 2007, the Company could redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares exceeded 130% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days. In the event of a change in control, the Company could be required to repurchase the notes.

In 2007, US$14.6 million of the US$150.0 million convertible subordinated notes were repurchased. The US$14.6 million were repurchased for a market value of US$19.4 million. The loss for the early extinguishment of the notes of €3,740, which includes the premium paid above par and the write-off of unamortized issuance costs, was recorded as expense from early extinguishment of debt in the Consolidated Statement of Operations for the year 2007.

In 2008 US$7.7 million in convertible subordinated notes were converted into 372,426 common shares of which 102,509 consisted of the treasury shares previously purchased by the Company and 269,917 newly issued common shares.

In 2009 US$26.3 million convertible subordinated notes were repurchased for a market value of US$33.7 million. The loss from the early extinguishment of the notes of €1,548 thousand, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, was recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2009.

In 2010 US$56.5 million convertible subordinated notes was repurchased for a market value of US$74.6 million. The loss from the early extinguishment of the notes of €3,609, which includes the write-off of unamortized issuance costs and the amortization of unamortized interest expenses, was recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2010.

In 2010 US$7 thousand in convertible subordinated notes were converted into 337 common shares, newly issued by the Company.

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

6.50% convertible subordinated notes, due 2014
In November 2009, ASMI issued €150.0 million in principal amount of 6.50% convertible unsecured notes due in November 2014 in a private offering. Interest on the notes is payable on February 6, May 6, August 6 and November 6 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible into shares of the Company’s common stock only, initially at a conversion rate of 58.5851 shares of common stock for each €1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of €17.09 per share. As a result of the dividend paid on common shares during 2011 and 2012 the conversion price was adjusted to €16.85 and €16.53 respectively. On or after November 27, 2012, the Company could redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares had exceeded 130% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days.

On October 8, 2012 we announced that we initiated a full redemption for all of the all outstanding 6.5% senior unsecured convertible bonds on November 27, 2012 at their principal amount, together with accrued but unpaid interest. The Notice of Redemption for the Notes was sent to all registered holders on October 8, 2012. Bondholders could exercise their right to convert their Bonds into ordinary shares ultimately on November 20, 2012. This proposal for redemption resulted in a full conversion of convertible notes into 9,074,396 common shares.

Conversion option
The conversion component of the subordinated notes qualifying as a liability was measured at fair value. The fair values for these options were determined using a Black-Scholes option valuation model.

Debt issuance costs
The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Consolidated Balance Sheet and amortized by the effective interest method as interest expense during the economic life of the debts. Upon the conversion of the 6.50% convertible unsecured notes the balance of the unamortized debt issuance costs impaired, an amount of €2,209 was recognized as loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2012.

19- Shareholders’ Equity

Common shares, preferred and financing preferred shares
The authorized capital of the Company amounts to 110,000,000 shares of €0.04 par value common shares, 118,000 shares of €40 par value preferred shares and 8,000 shares of €40 par value financing preferred shares, of which 63,095,986 common shares, no preferred and no financing preferred shares were outstanding as at December 31, 2012. All per December 31, 2012 outstanding common shares ware fully paid. All shares have one vote per €0.04 par value. Treasury shares held by the Company cannot be voted on.

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

Preferred shares are entitled to a cumulative preferred dividend based on the amount paid-up on such shares. Financing preferred shares are entitled to a cumulative dividend based on the par value and share premium paid on such shares. The preferred dividend on the amount paid-up was €5 for the year 2009, since 2009 no preferred dividend was paid.

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

In September 2010, Lehman’s administrators notified us that there is a possible shortfall in the number of shares held by Lehman of 479,279 shares (out of the 2,552,071 shares), which cannot currently be accounted for by Lehman. During 2011 we received further information based on which we conclude that the possible shortfall in the number of shares held by Lehman is now reduced to 246,983 shares.

The Lehman administrators also reported a segregated collateral cash account of US$6,759, that ASMI may be entitled to in the absence of the shares. We have not been able to obtain additional information to confirm and understand the potential shortfall of shares or our ability to recover the US$6,759 from the Lehman bankruptcy proceedings in lieu of the shares. Accordingly, we are uncertain at this time as to the accuracy of the shortfall of shares, our ability to claim the collateral cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made by the administrator since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, we believe it may take several years to obtain clarity or resolution about the potential shortfall or claim to cash. ASMI is in the process of filing a claim with the Lehman administrators to safeguard our interests.

Considering the factual and legal uncertainties, it is premature to conclude that the 246,983 shares should still be considered as outstanding or that ASMI has a US$6,759 receivable from Lehman. ASMI has, therefore, neither reversed the cancellation of these shares that we recorded in 2009, nor recorded a receivable from Lehman. If the shares would be considered as outstanding, the negative impact on our basic and diluted earnings per share (EUR 1) as at December 31, 2012 would have been €0.001 and €0.001 respectively per share.

Retained earnings
Distributions to common shareholders are limited to the extent the total amount of shareholders’ equity exceeds the amounts of nominal paid-in share capital (exclusive any share premium) and any reserves to be formed pursuant to law or the Company’s articles of association. The amounts are derived from the Statutory Financial Statements of ASM International NV.

Results on dilution of investments in subsidiaries are accounted for directly in equity. For 2012 and 2011 these dilution gains were €7,284 and €5,266 respectively.

Accumulated other comprehensive loss
The changes in the amount of accumulated other comprehensive loss are as follows:

	Foreign currency translation effects	Unrealized gains (losses) on derivative instruments, net of tax	Unrecognized pension obligations, net of tax	Total
Balance January 1, 2011	(33,687)	13	(565)	(34,239)
Foreign currency translation effect on translation of foreign operations	13,357	—	—	13,357
Increase in fair value of derivative instruments, net of tax	—	(13)	—	(13)
Actuarial loss	—	—	744	744
Total change in accumulated other comprehensive loss	13,357	(13)	744	14,088
Balance December 31, 2011	(20,330)	—	179	(20,151)
Foreign currency translation effect on translation of foreign operations	(6,994)	—	—	(6,994)
Actuarial loss	—	—	(1,797)	(1,797)
Total change in accumulated other comprehensive loss	(6,994)	—	(1,797)	(8,791)
Balance December 31, 2012	(27,324)	—	(1,618)	(28,942)

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On May 15, 2012, the General Meeting of Shareholders authorized the Company, for an 18-month period, to be calculated from the date of the General Meeting, to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the purchase date.

Per March 15, 2013, 1,500,000 shares were bought back under the authorization of May 15, 2012.

The maximum of shares that may yet be purchased under the program takes into account the treasury shares held by the Company (at December 31, 2012 there were no treasury shares held) and the maximum number of common shares which the Company can hold according to its Articles of Association. This maximum is 10% of the number of common shares issued.

20- Employee Benefits

Pension plans

Front-end

For the Front-end segment the Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except for the plans of the Company’s operations in the Netherlands and Japan.

Multi-employer plan
The Company’s employees of the Front-end segment in the Netherlands, approximately 179 employees, participate in a multi-employer union plan ,“Bedrijfstakpensioenfonds Metalektro”, (“PME”) determined in accordance with the collective bargaining agreements effective for the industry in which ASMI operates. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,220 companies and 150,000 contributing members. ASMI’s contribution to the multi-employer union plan is less than 5.0% of the total contribution to the plan as per the annual report for the year ended December 31, 2012. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan assets to its obligations. This coverage ratio must exceed 104.25% for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

ASMI’s net periodic pension cost for this multi-employer union plan for any period is the amount of the required contribution for that period. A contingent liability may arise from, for example, possible actuarial losses relating to other participating entities because each entity that participates in a multi-employer union plan shares in the actuarial risks of every other participating entity or any responsibility under the terms of a plan to finance any shortfall in the plan if other entities cease to participate.

The coverage ratio of the multi-employer union plan increased to 93.9% as of December 31, 2012 (December 31, 2011: 90.0%). Because of the low coverage ratio PME prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank, the Dutch central bank, which is the supervisor of all pension companies in the Netherlands. Due to the low coverage ratio and according the obligation of the “Recovery Plan” the pension premium percentage is 24.0% in both 2013 and 2012. The coverage ratio is calculated by dividing the plan assets by the total sum of pension liabilities and is based on actual market interest.

The Company accounts for the multi-employer plan as if it were a defined contribution plan as the manager of the plan, PME, stated that its internal administrative systems do not enable PME to provide the Company with the required Company-specific information in order to account for the plan as a defined benefit plan. The Company's net periodic pension cost for the multi-employer plan for a fiscal period is equal to the required contribution for that period.

Defined benefit plan
The Company’s employees of the Front-end segment in Japan participate in a defined benefit plan. The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2012. The present value of the defined benefit obligation and the related current service cost and passed service cost were measured using the Projected Unit Credit Method.

The funded status of the plan and the amounts not yet recognized in the Consolidated Statement of Operations and the amounts recognized in the Consolidated Balance Sheet are as follows:

	December 31,
	2011	2012
Defined benefit obligations	(9,485)	(8,357)
Fair value of plan assets	4,090	4,794
Funded status/(deficit)	(5,395)	(3,563)

The changes in defined benefit obligations and fair value of plan assets are as follows:

	December 31,
	2011	2012
Defined benefit obligations
Balance January 1	8,805	9,485
Current service cost	664	731
Interest on obligation	107	121
Actuarial losses (gains)	(53)	(436)
Benefits paid	(176)	(423)
Curtailment and settlement	(630)	—
Foreign currency translation effect	768	(1,121)
Balance December 31	9,485	8,357

Fair value of plan assets
Balance January 1	3,189	4,090
Expected return on plan assets	103	144
Actuarial losses (gains)	(219)	52
Company contribution	852	1,544
Benefits paid	(176)	(423)
Foreign currency translation effect	341	(613)
Balance December 31	4,090	4,794

The net periodic benefit cost consists of the following:

	December 31,
	2010	2011	2012
Current service cost	629	664	731
Interest on obligation	139	107	121
Expected return on plan assets	(77)	(103)	(144)
Amortization deferred actuarial loss	1	6	46
Amortization of past service cost	—	(12)	(55)
Net periodic pension benefit cost	692	662	699

The actual return on plan assets was €(116) and €196 for the years ended December 31, 2011 and 2012 respectively.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	December 31,
	2010	2011	2012
Discount rate for obligations	1.25%	1.25%	1.55%
Expected return on plan assets	3.00%	3.00%	3.00%
Expected rate of compensation increase	2.93%	2.93%	2.93%

The allocation of plan assets is as follows:

	December 31,
	2011		2012
Equity	940	23%	1,087	23%
Bonds	2,488	61%	2,957	62%
Loans	368	9%	463	10%
Real estate	66	2%	72	2%
Other	228	6%	215	4%
	4,090	100%	4,794	100%

The investment strategy is determined based on an asset-liability study in consultation with investment advisers and within the boundaries given by regulatory bodies for pension funds. Equity securities consist primarily of publicly traded Japanese companies and common collective funds. Publicly traded equities are valued at the closing prices reported in the active market in which the individual securities are traded (level 1). Common collective funds are valued at the published price (level 1) per share multiplied by the number of shares held as of the measurement date.
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

The plans for employees in Hong Kong are registered under the Occupational Retirement Schemes Ordinance (“ORSO Scheme”) and a Mandatory Provident Fund Scheme (“MPF Scheme”) established under the Mandatory Provident Fund Schemes Ordinance in December 2000. The assets of the schemes are held separately from those of ASMPT in funds under the control of trustees. The ORSO Scheme is funded by monthly contributions from both employees and ASMPT at rates ranging from 5% to 12.5% of the employee’s basic salary, depending on the length of services with ASMPT. For members of the MPF Scheme, ASMPT contributes 5% of relevant payroll costs to the MPF Scheme subject only to the maximum level of payroll costs amounting to HK$25,000 per employee, which contribution is matched by the employees.

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

	December 31,
	2011	2012
Defined benefit obligations	(22,303)	(33,987)
Fair value of plan assets	21,364	27,035
Funded status/(deficit)	(939)	(6,952)

The changes in defined benefit obligations and fair value of plan assets are as follows:

	December 31,
	2011	2012
Defined benefit obligations
Balance January 1	—	22,303
Obligation assumed in the acquisition of SEAS	22,305	—
Current service cost	1,502	1,691
Interest on obligation	898	1,095
Past service costs	—	104
Actuarial losses (gains)	(2,662)	8,532
Benefits paid	(26)	(55)
Transfers	(65)	85
Contribution participants	89	222
Foreign currency translation effect	262	10
Balance December 31	22,303	33,987

Fair value of plan assets
Balance January 1	—	21,364
Fair value of plan assets at completion date of acquisition of SEAS	22,199	—
Expected return	673	853
Actuarial (losses) gains	(1,646)	2,981
Contribution participants	89	222
Contribution employer	—	1,615
Foreign currency translation effect	49	—
Balance December 31	21,364	27,035

The actual return on plan assets was €973 for the year ended December 31, 2011 and €3,834 for the year ended December 31, 2012.

The investment strategy is determined based on an asset-liability study in consultation with investment advisers and within the boundaries given by regulatory bodies for pension funds. Equity securities consist primarily of publicly traded companies and common collective funds. Publicly traded equities are valued at the closing prices reported in the active market in which the individual securities are traded (level 1). Common collective funds are valued at the published price (level 1) per share multiplied by the number of shares held as of the measurement date.

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

The plan assets do not include any of the Company’s shares.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	December 31,
	2011	2012
Discount rate for obligations	5.25%	3.50%
Expected return on plan assets	4.00%	3.50%
Expected rate of compensation increase	2.26%	2.25%

The allocation of plan assets is as follows:

	December 31,
	2011		2012
Equity	3,418	16%	5,677	21%
Fixed income and corporate bonds	17,519	82%	20,817	77%
Cash and other assets	427	2%	541	2%
	21,364	100%	27,035	100%

The plan assets do not include any of the Company’s shares.

Other post-employment benefit plans ASMPT

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

The reconciliation of the funded status of the other post-employment benefit plans to the amount recognized in the consolidated statement of financial position per December 31, 2012 is as follows:

Defined benefit obligation (unfunded)	1,634

The reconciliation of the changes in the benefit obligation for the other post-employment benefits for the year ended December 31, 2012 is as follows:

	December 31,
	2011	2012
Defined benefit obligations
Balance January 1	1,470	1,414
Current service cost	63	45
Interest on obligation	65	69
Actuarial losses / (gains)	(174)	372
Benefits paid	(18)	(181)
Transfers	—	(85)
Foreign currency translation effect	8	—
Balance December 31	1,414	1,634

The components of the principal pension benefit plans and the other post-employment benefit plans recognized in the consolidated statement of operations in respect of these defined benefit plans and other post-employment benefits for year ended December 31, 2012 are as follows:

	December 31, 2011			December 31, 2012
	Principal defined benefit plans	Other post- employment benefit plans	Total	Principal defined benefit plans	Other post- employment benefit plans	Total
Current service cost	(1,502)	(63)	(1,565)	(1,691)	(45)	(1,736)
Interest on obligation	(897)	(65)	(962)	(1,095)	(69)	(1,164)
Past service cost	—	—	—	(104)	—	(104)
Expected return on plan assets	673	—	673	853	—	853
Net periodic pension benefit cost	(1,726)	(128)	(1,854)	(2,037)	(114)	(2,151)

Other retirement benefit obligations ASMPT

The consolidated statement of financial position also includes liabilities for other retirement benefit obligations consisting of liabilities for severance payments in Italy and Austria amounting to €353 as at December 31, 2012 (2011: €317).

Retirement plan costs for ASMI consolidated

ASMI expects to contribute €4,525 to the defined benefit plan in 2013. The Company expects to pay benefits for years subsequent to December 31, 2012 as follows:

	Front-end segment	Back-end segment	Total
2013	250	168	418
2014	254	143	397
2015	307	227	534
2016	431	321	752
2017	451	400	851
Aggregate for the years 2018-2022	3,495	4,259	7,754
Total	5,188	5,518	10,706

Retirement plan costs for ASMI consolidated consist of the following:

	December 31,
	2010	2011	2012
Defined contribution plans	10,423	15,990	16,952
Multi-employer plans	1,207	1,111	1,420
Defined benefit plans	673	1,844	2,779
Total retirement plan costs	12,303	18,945	21,151

The Company does not provide for any significant post-retirement benefits other than pensions.

Employee Stock Option Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various employees. Under these plans, employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euro or US dollars on the date of grant.

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

By resolution of the AGM of 15 May 2012 the formal authority to issue options and shares was allocated to the Management Board subject to the approval of the Supervisory Board. This authority is valid for 18 months and needs to be refreshed annually by the AGM to allow the continued application of the SOPS beyond 15 November 2013. The ESOP is principally administered by the Management Board and the MSOP is principally administered by the Supervisory Board. This complies with applicable corporate governance standards. However, the Supervisory Board has no power to represent the Company. For external purposes the Management Board remains the competent body under both SOPS. The SOPS envisage that the Supervisory Board, or—in the case of the ESOP—the Management Board with the approval of the Supervisory Board, will determine the number of options to be granted to the Management Board members and to employees as of 31 December of any financial year (the Grant date).

For employees and existing Management Board members the Grant Date for all options granted is 31 December of the relevant year. In each of these situations the three year Vesting Period starts at the Grant Date. The exercise price in euro of all options issued under the SOPS is determined on the basis of the market value of the ASMI shares in as at (i.e. immediately prior to) the Grant Date.

The exercise period is 4 years starting at the 3rd anniversary of the vesting date.

At December 31, 2012, options to purchase 1,396,005 shares have been issued under the 2011 Stock Option Plan representing 2.2% of the shares outstanding per December 31, 2012. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 2,325,088 options to purchase common stock were outstanding at December 31, 2012, expiring at various dates through 2019. The number of options outstanding at December 31, 2011 and 2012 were 1,835,067 and 2,325,088 respectively.

The following is a summary of changes in options outstanding:

	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in €
Balance January 1, 2010	822,900	19.00	927,258	14.89
Options granted	42,000	35.01	64,500	22.53
Options forfeited	(35,700)	19.73	(67,185)	16.97
Options exercised	(143,140)	16.83	(165,110)	13.12
Balance December 31, 2010	686,060	20.40	759,463	15.74
Options granted	—	—	687,114	22.33
Options forfeited	(1,080)	16.65	—	—
Options exercised	(169,870)	19.10	(126,620)	14.82
Balance December 31, 2011	515,110	20.83	1,319,957	19.08
Options granted	—	—	708,891	27.04
Options forfeited	(29,400)	20.63	(44,500)	15.49
Options exercised	(85,310)	20.42	(59,660)	15.08
Balance December 31, 2012	400,400	20.94	1,924,688	22.22

The weighted average fair values of employee stock options granted in US dollars were US$17.02 in 2010. The weighted average fair values of employee stock option granted in Euro were €13.94 in 2010, €10.43 in 2011 and €12.27 in 2012.

The weighted average remaining contractual life of the outstanding options granted in 2012 is 7 years at December 31, 2012.

The total intrinsic value of options exercised was €2,322, €4,307 and €2,220 for the years ended December 31, 2010, 2011 and 2012 respectively. In 2010, 2011 and 2012 new shares have been issued for the exercise of 308,250 options, 296,490 options and 144,970 options respectively.

On December 31, 2012 options outstanding and options exercisable classified by range of exercise prices are:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$
1.00-10.00	50,000	6.13	7.50	18,000	7.41
10.00-15.00	66,500	3.21	11.94	41,420	11.84
15.00-20.00	30,900	4.54	18.35	18,500	17.98
20.00-30.00	211,000	4.08	24.54	117,400	25.12
30.00-40.00	42,000	4.00	35.01	16,800	35.01
US$1.00-40.00	400,400	4.22	20.94	212,120	21.18
In €		In years	In €		In €
1.00-10.00	11,200	0.89	7.90	6,000	7.79
10.00-15.00	130,500	3.07	12.65	127,060	12.69
15.00-20.00	378,983	3.43	16.27	218,383	17.00
20.00-25.00	655,614	6.00	22.33	—	—
20.00-30.00	748,391	6.84	27.01	15,800	26.50
€1.00-30.00	1,924,688	5.59	22.22	367,243	15.77

At December 31, 2012, the aggregate intrinsic value of all options outstanding and all options exercisable is €14,160 and €5,681 respectively.

The cost relating to employee stock options is measured at fair value on the grant date. The fair value was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31,
	2011	2012
Expected life (years)	7	7
Risk free interest rate	3.51%	3.28%
Dividend yield	0.32%	0.64%
Expected volatility	40.9%	41.98%

The grant date fair value of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of stock options that will eventually vest. The impact of the true up of the estimates is recognized in the consolidated statement of operations in the period in which the revision is determined. We recorded compensation expenses of €2,526, €1,872 and €3,242 for 2010, 2011 and 2012 respectively.

Employee Share Incentive Scheme ASMPT

In 1989, the shareholders of ASMPT approved a plan to issue up to 5.0 percent of the total issued shares of ASMPT to directors and employees. This plan was extended in 1999 for a term up to March 23, 2010. At the annual general meeting of the ASMPT held on 24 April 2009, the shareholders approved to extend the period of the Scheme for a term of a further 10 years up to March 23, 2020 and allow up to 7.5% of the issued share capital of ASMPT from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since 23 March 1990) to be subscribed for or purchased pursuant to the Scheme during such extended period and that no more than 3.5% of the issued share capital of ASMPT from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since 23 March 1990) to be subscribed for or purchased pursuant to the Scheme for the period from 24 March 2010 to 23 March 2015.

The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value.

On 21 March 2012, the directors resolved to grant, and the Company granted, a total of 1,950,300 shares (the “2012 Incentive Shares”) in the Company to certain employees and members of the management of the Group upon expiration of the defined qualification period. The vesting period of such grant, which is the qualification period, was from 21 March 2012 to 15 December 2012.

On 28 March 2012 (the “Adoption Date”), a Share Award Scheme was adopted by the Company to establish a trust to subscribe and purchase shares of the Company for the benefit of employees and members of the management of the Group under the Employee Share Incentive Scheme. The scheme is valid and effective for a period of 8 years commencing from the Adoption Date. Pursuant to the rules of the scheme, the Company has appointed a trustee, Law Debenture Trust (Asia) Limited, for purpose of administering the scheme and holding the awarded shares. As a result of such Share Award Scheme, 328,000 shares (the “2012 Awarded Share”) was allocated from the 2012 Incentive Shares as the 2012 Awarded Shares

On December 15, 2012, 1,607,400 common shares of ASMPT were issued, for cash at par value of HK$.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT and 14,900 shares were forfeited and unallocated by ASMPT. 328,000 shares of the 2012 Awarded Shares were vested on the same date.

In 2010 and 2011, respectively 1,726,900 and 1,518,100 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.21% in 2012, 0.19% in 2011 and 0.23% in 2010. The shares issued under the plan in 2012 have diluted ASMI’s ownership in ASMPT to 51.96% as of December 31, 2012.

The fair value of the 2012 Incentive shares granted was determined with reference to the market value of the shares at the grant date taking into account the expected dividends as the employees are not entitled to received dividends paid during the vesting period, while for the 2012 Awarded Shares, its fair value was determined with reference to the cost of purchase from the market included transaction costs, which is not significantly differenct from the fair value at the grant date.

Total compensation expenses related to the Employee Share Incentive Scheme of respectively €11,375 in 2010, €11,580 in 2011 and €19,823 in 2012 were charged to the Consolidated Statement of Operations.

.

The fair value of the 2012 Incentive shares granted was determined with reference to the market value of the shares at the grant date taking into account the expected dividends as the employees are not entitled to received dividends paid during the vesting period, while for the 2012 Awarded Shares, its fair value was determined with reference to the cost of purchase from the market included transaction costs, which is not significantly differenct from the fair value at the grant date.

21- Commitments and Contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2011	2012
Machinery and equipment	3,953	3,485
Furniture and fixtures	389	344
	4,342	3,829
Less accumulated depreciation	(4,075)	(3,829)
	267	—

At December 31, 2012 operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

Operating leases
2013	21,430
2014	17,548
2015	12,356
2016	8,539
2017	5,424
Years thereafter	7,229
Total	72,526

Aggregate rental expense for operating leases was €10,173 in 2010, €22,335 in 2011 and €24,661 in 2012. At December 31, 2012 the Company had entered into purchase commitments with suppliers in the amount of €141,908 for purchases, of which €139,221 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2012 were €10,552.

Change of Control Transaction

Pursuant to our 1997 settlement agreement with Applied Materials, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement which generally involves our Front-end operations and not our holdings in ASMPT, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

22- Litigation and Environmental Matters

The Company is a party to various legal proceedings incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a material effect on the financial position of the Company, its cash flows and result of operations.

23- Financial Instruments and Risk Management

Financial Instruments

Financial instruments include:

Financial assets:

	December 31,
	2011	2012
Cash and cash equivalents	390,250	290,475
Pledged cash deposits	20,000	20,000
Accounts receivable	330,891	304,840
Investments	1,044	278
Derivative instruments designated in cash flow hedges	—	145

Financial liabilities:

	December 31,
	2011	2012
Notes payable to banks	40,680	61,675
Accounts payable	157,549	151,761
Current portion of long-term debt	4,332	6,316
Long-term debt	15,319	12,632
Convertible subordinated debt	135,078	—
Derivative instruments designated in fair value hedges	1,764	—

Gains or losses related to financial instruments are as follows:

	Year ended December 31,
	2011	2012
Interest income	2,902	1,989
Interest expense	(13,497)	(12,113)
Accretion interest expense convertible notes at amortized value	(4,401)	(4,469)
Loss resulting from early extinguishment of debt	(824)	(2,209)
Result from investments	—	(766)
Revaluation conversion option	(4,378)	—
Losses Foreign currency exchange, net	7,040	(3,957)
Addition to allowance for doubtful accounts receivable	(356)	(2,825)

Fair value is the price that would be received to sell an asset pr paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASMI uses the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1.	Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities.

Level 2.
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3.	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no transfers between levels during the years ended December 31, 2012 and December 31, 2011.

The following table presents the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis.

	At carrying value	At fair value Level 1	Level 2	Level 3	Total
December 31, 2011
Liabilities:
Derivative financial instruments 1)	1,764	—	1,764	—	1,764
Total	1,764	—	1,764	—	1,764
December 31, 2012
Assets:
Derivative financial instruments 1)	145	—	145	—	145
Total	145	—	145	—	145

1) Derivative financial instruments consist of forward foreign exchange contracts.

The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the Net Present Value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.

Financial Risk Factors

ASMI is exposed to a number of risk factors: market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Company uses forward exchange contracts to hedge its foreign exchange risk. The Company does not enter into financial instrument transactions for trading or speculative purposes.

Foreign Exchange Risk

ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the Company (euro) or one of its subsidiaries conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in selected foreign currencies, in particular denominated in US dollar.

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

The majority of revenues and costs of the Company’s Back-end segment are denominated in Hong Kong dollars, Chinese Yuan and US dollars. The effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in foreign currencies is periodically reviewed.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. The Company records all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Hedge ineffectiveness was insignificant for the years ended December 31, 2011 and December 31, 2012.

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

The outstanding forward exchange contracts are as follows:

	Currency	Notional amount	Fair value	Included in accumulated other comprehensive income (loss)
			Euro	Euro
December 31, 2011
Liabilities
Fair value hedge contracts:
Short position	US$	(56,975)	1,764	—
December 31, 2012
Assets:
Fair value hedge contracts:
Short position	US$	(27,100)	(145)	—

For forward exchange contracts, market values based on external quotes from banks have been used to determine the fair value.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Singapore dollar, Hong Kong dollar and Japanese yen against the euro as of December 31, 2011 and December 31, 2012. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the US dollar, Singapore dollar, Hong Kong dollar or Japanese yen against the euro. A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in US dollar, Singapore dollar, Hong Kong dollar and Japanese yen.

	Impact on equity
	2011	2012
10% increase of US dollar versus euro	3,656	4,564
10% decrease of US dollar versus euro	(3,656)	(4,564)
10% increase of Singapore dollar versus euro	5,028	5,868
10% decrease of Singapore dollar versus euro	(5,028)	(5,868)
10% increase of Hong Kong dollar versus euro	66,702	56,693
10% decrease of Hong Kong dollar versus euro	(66,702)	(56,693)
10% increase of Japanese yen versus euro	4,908	5,294
10% decrease of Japanese yen versus euro	(4,908)	(5,294)

A hypothetical 10% strengthening or 10% weakening of any currency other than the US dollar, Hong Kong dollar, Singapore dollar and Japanese yen against the euro as of December 31, 2011 and December 31, 2012 would not result in a material impact on equity.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Hong Kong dollar and Japanese Yen against the euro at average exchange rates for the years 2011 and 2012. A positive amount indicates an increase in net earnings.

	Impact on net earnings
	2011	2012
10% increase of Japanese yen versus euro	(519)	923
10% decrease of Japanese yen versus euro	519	(923)
10% increase of US dollar versus euro	1,887	915
10% decrease of US dollar versus euro	(1,887)	(915)
10% increase of Hong Kong dollar versus euro	14,392	3,630
10% decrease of Hong Kong dollar versus euro	(14,392)	(3,630)

A hypothetical 10% strengthening or 10% weakening of any currency other than the US dollar, Hong Kong dollar and the Japanese yen against the euro at average exchange rates for the years 2011 and 2012 would not result in a material impact on net earnings.

Interest Risk

We are exposed to interest rate risk primarily through our borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2012 the Company had €18,948 in long-term debt at fixed interest rates and €61,675 in other borrowings with variable short-term interest rates. A hypothetical change in the average interest rate by 10% on the portion of the Company’s debt bearing interest at variable rates would not result in a material change in interest expense at December 31, 2011 and December 31, 2012 borrowing levels.

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

The Company’s customers are semiconductor device manufacturers located throughout the world. We perform ongoing credit evaluations of our customers' financial condition. We take additional measures to mitigate credit risk when considered appropriate by means of down payments, letters of credit. We generally do not require collateral or other security to support financial instruments with credit risk.

Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Company derives a significant percentage of its revenue from a small number of large customers. The Company’s largest customer accounted for approximately 8.8% of net sales in 2012 (2011: 6.4%; 2010: 5.2%) and the ten largest customers accounted for approximately 31.6% of net sales in 2012 (2011: 27.9%; 2010: 27.9%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2012 one customer accounted for 6.5% of the outstanding balance in accounts receivable (2011: 4.5%; 2010: 6.0%).

We invest our cash and cash equivalents in short-term deposits and derivative instruments with high-rated financial institutions. We only enter into transactions with a limited number of major financial institutions that have high credit ratings and we closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Liquidity Risk

The following table summarizes the Company’s contractual obligations as at December 31, 2012 aggregated by type of contractual obligation:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable to banks [1]	62,686	62,686	—	—	—
Long-term debt [1]	19,957	6,821	13,136	—	—
Operating leases	72,526	21,430	29,904	13,963	7,229
Pension liabilities	12,540	418	931	1,603	9,588
Purchase obligations:
Purchase commitments to suppliers	141,908	139,221	2,687	—	—
Capital expenditure commitments	10,553	10,273	280	—	—
Unrecognized tax benefits (ASC 740)	22,511	22,511	—	—	—
Total contractual obligations	342,681	263,360	46,938	15,566	16,817
 __________________

(1)	Including accrued interest based on the percentages at the reporting date.

Total short-term lines of credit amounted to €337,567 at December 31, 2012. The amount outstanding at December 31, 2012 was €61,675 and the undrawn portion totaled €275,893. The undrawn portion includes the standby revolving credit facility of €150,000 with a consortium of banks. The facility, available through July 31, 2015, is secured by a portion of the Company’s shareholding in ASMPT. The undrawn portion includes €61,675 for ASMPT, which amount is restricted to be used only in the operations of ASMPT.

The Company uses notes payable to banks to manage short term liquidity and uses long-term debt and convertible subordinated debt to manage long term liquidity.

For the majority of purchase commitments, the Company has flexible delivery schedules depending on the market conditions, which allows the Company, to a certain extent, to delay delivery beyond originally planned delivery schedules.

24- Research and Development

Research and Development consists of the following:

	Year ended December 31,
	2010	2011	2012
Research and development expenses	79,331	130,153	150,118
Research and development grants and credits	(546)	(753)	(899)
Total research and development expenses	78,785	129,400	149,219

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

With the disposal of our RTP business in 2009 the liability has been transferred to Levitech BV, the vehicle in which the management buy-out has been constructed. ASM International NV participates for 20% in Levitech BV. With the disposal of our RTP business we have licensed our RTP portfolio of 61 issued patents and 11 pending patents to Levitech BV.

25- Restructuring expenses

In the fourth quarter of 2012 we started a cost reduction program in our Front-end operation. We are reducing headcount in our manufacturing organization in Singapore with 110 people. Related to these actions, an amount of €0.9 million in restructuring expenses was recorded in 2012.

In 2009 ASMI started the implementation of a major restructuring in the Front-end segment (PERFORM!). The main components of the Company’s accelerated execution plans are:

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

•	The leveraging of research and development and our product portfolio by reprioritization of strategic programs in order to maximize their potential.

The following table summarizes the aggregated restructuring expenses by type:

	Year ended December 31,
	2010	2011	2012
Employee related expenses	4,534	—	891
Contract termination related expenses	779	—	—
Transition expenses	3,806	—	—
Other expenses	2,082	—	—
Total restructuring expenses	11,201	—	891

Related to these execution plans, an amount of €11.2 million in restructuring expenses was recorded in 2010. These expenses were mainly costs for severance packages, retention costs, provisions for vacancy and other costs related to the transition of activities to Singapore.

26- Income Taxes

The components of earnings (loss) before income taxes and Non-controlling interest consist of:

	Year ended December 31,
	2010	2011	2012
The Netherlands	(48,177)	(3,450)	(70,263)
Other countries	333,639	356,305	136,994
Earnings before income taxes and Non-controlling interest	285,462	352,855	66,731

The income tax expense consists of:

	Year ended December 31,
	2010	2011	2012
Current:
The Netherlands	(505)	(494)	(110)
Other countries	(38,342)	(64,684)	(26,337)
	(38,847)	(65,178)	(26,447)
Deferred:
The Netherlands	—	—	—
Other countries	(4,092)	28,486	147
Income tax expense	(42,939)	(36,692)	(26,300)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Netherlands statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the Netherlands statutory income tax rates is set forth as follows:

	Year ended December 31,
	2010	2011	2012
Earnings before income taxes and Non-controlling interest	285,462	352,855	66,731
Netherlands statutory income tax rate	25.5%	25.0%	25.0%
Income tax provision at statutory rate	(72,793)	(88,214)	(16,683)
Non-deductible expenses	(8,250)	(8,228)	(6,508)
Foreign taxes at a rate other than the Netherlands statutory rate	24,198	12,983	(2,699)
Valuation allowance	(3,698)	17,991	(14,876)
Non-taxable income	18,536	30,156	4,887
Other [1]	(932)	(1,380)	9,579
Income tax expense	(42,939)	(36,692)	(26,300)

1) Other for 2012 consist of tax credits €3,163 and unwinding of temporary differences in the current year for which no deferred tax was recognized in prior years €5,549.

Included in non-taxable income for 2012 is €3,244 regarding the Company’s manufacturing operations in Singapore and other countries where income covering certain products is non-taxable or subject to concessional tax rates under tax incentive schemes granted by the local tax authority. The majority of these tax incentive schemes have terms ending by December 31, 2020.

On May 29, 2006 and June 8, 2009 the Singapore Economic Development Board (“EDB”) granted Pioneer Certificates to ASM Front End Manufacturing Singapore Pte Ltd (“FEMS”, a principal subsidiary of the Group,) to the effect that profits arising from certain manufacturing activities by FEMS of Front End equipment will in principle be exempted from tax for a period of 10 years effective from dates ranging between April 1, 2005 and July 1, 2008, subject to fulfillment of certain criteria during the period.

On July 12, 2010, the EDB granted a Pioneer Certificate to ASM Technology Singapore Pte Limited (“ATS”), a principal subsidiary of the Group, to the effect that profits arising from certain products will be exempted from tax for a period of 10 years effective from dates ranging between June 1, 2010 and January 1, 2012 across specified products, subject to fulfillment of certain criteria during the period. EDB had also granted a 5 year Development and Expansion Incentive (DEI) to ATS to the effect that the profits arising from certain existing products shall be subject a concessionary tax rate of 10% for a period of 5 years from January 1, 2011, subject to the fulfillment of certain criteria during the period.

On the same date, the EDB also granted ATS an International Headquarters (“IHQ”) Award to the effect that certain income arising from qualifying activities conducted by ATS, excluding income from business transactions with companies or end customers in Singapore, shall be subject to concessionary tax rate of 5% for a period of 10 years from January 1, 2011, subject to fulfillment of certain criteria during the period.

The Netherlands statutory tax rate amounted to 25.5% in 2010. For 2011 and 2012 this rate was 25.0%. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Company’s deferred tax assets and liabilities have been determined in accordance with these statutory income tax rates.

Deferred income taxes developed as follows:

	January 1, 2011	Acquisitions	Reclassifications	Consolidated statement of operations	Equity	Exchange differences	December 31, 2011
Deferred tax assets:
Reserves and allowances	7,020	255	163	3,860	(337)	(546)	10,415
Net operating losses	153,407	7,038	—	(74,935)	—	1,210	86,720
Depreciation	2,331	(1,164)	—	(801)	—	(3)	363
Other	1,216	(12,302)	—	18,438	—	(961)	6,391
Gross deferred tax assets	163,974	(6,173)	163	(53,438)	(337)	(300)	103,889
Less: valuation allowance	(149,600)	—		73,010	—	123	(76,467)
Net deferred tax assets	14,374	(6,173)	163	19,572	(337)	(177)	27,422
Deferred tax liabilities:	(322)	(13,295)	(163)	8,914	—	485	(4,381)
Net deferred income taxes	14,052	(19,468)	—	28,486	(337)	308	23,041

	January 1, 2012	Acquisitions	Reclassifications	Consolidated statement of operations	Equity	Exchange differences	December 31, 2012
Deferred tax assets:
Reserves and allowances	10,415	—	3,985	4,928	1,730	(736)	20,322
Net operating losses	86,720	—	—	(2,303)	—	(939)	83,478
Depreciation	363	—	508	1,478	—	(89)	2,260
Other	6,391	—	(6,525)	1,345	28	(127)	1,112
Gross deferred tax assets	103,889	—	(2,032)	5,448	1,758	(1,891)	107,172
Less: valuation allowance	(76,467)	—	(180)	(6,442)	—	(161)	(83,250)
Net deferred tax assets	27,422	—	(2,212)	(994)	1,758	(2,052)	23,922
Deferred tax liabilities:	(4,381)	—	2,212	1,142	—	39	(988)
Net deferred income taxes	23,041	—	—	148	1,758	(2,013)	22,934

Deferred tax assets and liabilities are classified in the consolidated balance sheet as follows:

	December 31,
	2011	2012
Deferred tax assets—current	14,350	17,967
Deferred tax assets—non-current	13,072	5,955
Deferred tax liabilities—current	(3,513)	(36)
Deferred tax liabilities—non-current	(868)	(952)
	23,041	22,934

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2012 of €318,477 for tax return purposes to reduce future income taxes, mainly in Europe. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating losses, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating losses. Accordingly, a valuation allowance of €76,467 in 2011 and €83,250 in 2012 has been recorded.

The amounts and expiration dates of net operating losses for tax purposes are as follows:

Expiration year	Total of net operating losses for tax purposes	Net operating losses for which deferred tax assets are recognized
2013	16,309	—
2014	37,607	—
2015	—	—
2016	—	—
2017	47,429	—
2018	47,293	—
2019	35,905	—
2020	147	—
2021	60,564	149
2022-2028	—	—
2029	22,374	—
2030	3,689	—
Unlimited	47,160	80
Total	318,477	229

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2012 the undistributed earnings of subsidiaries, subject to withholding taxes, were approximately €82,596. These earnings could become subject to foreign (withholding) taxes if they were remitted as dividends and / or if the Company should sell its interest in the subsidiaries.

Consistent with the provisions of ASC 740, as of December 31, 2012, ASMI has a liability of unrecognized tax benefits of €22.5 million. A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

Balance January 1, 2010	15,663
Gross increases—tax positions in current year	3,230
Foreign currency translation effect	1,164
Balance December 31, 2010	20,057
Gross increases—tax positions in current year	950
Foreign currency translation effect	742
Balance December 31, 2011	21,749
Gross increases—tax positions in current year	1,157
Foreign currency translation effect	(395)
Balance December 31, 2012	22,511

Unrecognized tax benefits mainly relate to transfer pricing positions, operational activities in countries where the Company is not tax registered and tax deductible costs. The Company estimates that no interest and penalties are related to these unrecognized tax benefits. In the year ended December 31, 2012, no settlement with tax authorities and no reduction as a result of a lapse of statute of limitations occurred.

Unrecognized tax benefits of would, if recognized, impact the Company’s effective tax rate. The Company provided for the amount of €22,511 reflecting managements best estimate to mitigate possible impact in case of an unfavorable outcome. The unrecognized tax benefits are classified in the consolidated balance sheet under “accrued expenses and other” and are covered with purchased tax certificates which are classified in the consolidated balance sheet under “other current assets”.

A summary of open tax years by major jurisdiction is as follows:

Jurisdiction
Japan	2009-2012
Hong Kong	2006-2012
The Netherlands	2011-2012
Singapore	2006-2012
United States	1997-2012
South Korea	2007-2012

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

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority of 51.96% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore, Malaysia and Germany.

	Front-end	Back-end	Total
Year Ended December 31, 2010
Net sales to unaffiliated customers	293,356	929,544	1,222,900
Gross profit	114,624	434,954	549,578
Result from operations	15,954	312,686	328,640
Interest income	615	605	1,221
Interest expense	(15,677)	—	(15,677)
Loss resulting from early extinguishment of debt	(3,609)	—	(3,609)
Accretion interest expense convertible notes	(6,010)	—	(6,010)
Revaluation conversion option	(19,037)	—	(19,037)
Foreign currency exchange gains (losses), net	(1,809)	1,744	(65)
Income tax expense	(6,106)	(36,833)	(42,939)
Net earnings (loss)	(35,679)	278,202	242,523
Allocation of net earnings (loss):
Shareholders of the parent			110,639
Non-controlling interest			131,884
Capital expenditures	17,653	85,320	102,974
Net purchase of other intangibles	43	582	625
Depreciation property, plant and equipment	8,930	21,700	30,630
Amortization of other intangible assets	2,338	397	2,735
Depreciation evaluation tools at customers	2,477	—	2,477
Cash and cash equivalents	142,420	197,874	340,294
Capitalized goodwill	11,193	39,622	50,815
Other intangible assets	6,089	715	6,804
Other identifiable assets	281,076	535,129	816,204
Total assets	440,777	773,340	1,214,117
Total debt	215,681	—	215,681
Headcount in full-time equivalents [1]	1,450	15,249	16,699
 __________________

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

	Front-end	Back-end	Total
Year Ended December 31, 2011
Net sales to unaffiliated customers	456,065	1,178,270	1,634,334
Gross profit	172,318	398,308	570,626
Result from operations	62,581	304,869	367,450
Interest income	976	1,925	2,902
Interest expense	(13,142)	(354)	(13,497)
Loss resulting from early extinguishment of debt	(824)	—	(824)
Accretion interest expense convertible notes	(4,401)	—	(4,401)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange gains (losses), net	8,296	(2,692)	5,604
Income tax expense	(4,581)	(32,111)	(36,692)
Net earnings (loss)	44,527	271,637	316,164
Allocation of net earnings:
Shareholders of the parent			186,770
Non-controlling interest			129,394
Capital expenditures	16,369	72,849	89,218
Net purchase of other intangibles	6,141	910	7,051
Depreciation property, plant & equipment	9,162	30,823	39,985
Depreciation evaluation tools at customers	2,518	—	2,518
Amortization of other intangible assets	2,655	1,815	4,471
Impairment of property, plant and equipment	—	(8,038)	(8,038)
Cash and cash equivalents	228,114	162,136	390,250
Capitalized goodwill	11,193	40,939	52,131
Other intangible assets	9,643	5,133	14,776
Other identifiable assets	336,090	788,973	1,125,063
Total assets	585,040	997,181	1,582,221
Total debt	162,464	32,946	195,409
Headcount in full-time equivalents [1]	1,631	14,563	16,194
 ___________________

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

	Front-end	Back-end	Total
Year Ended December 31, 2012
Net sales to unaffiliated customers	370,409	1,047,658	1,418,067
Gross profit	124,531	315,898	440,429
Result from operations	539	87,717	88,256
Interest income	1,015	974	1,989
Interest expense	(11,381)	(732)	(12,113)
Loss resulting from early extinguishment of debt	(2,209)	—	(2,209)
Accretion interest expense convertible notes	(4,329)	(140)	(4,469)
Revaluation conversion option	—	—	—
Foreign currency exchange gains (losses), net	(3,050)	(907)	(3,957)
Result on investments	(766)	—	(766)
Income tax expense	(8,965)	(17,335)	(26,300)
Net earnings (loss)	(29,146)	69,577	40,431
Allocation of net earnings:
Shareholders of the parent			7,149
Non-controlling interest			33,282
Capital expenditures	21,973	46,189	68,162
Net purchase of other intangibles	2,042	2,588	4,630
Depreciation property, plant & equipment	10,968	36,829	47,797
Depreciation evaluation tools at customers	3,799	—	3,799
Amortization of other intangible assets	4,071	2,793	6,864
Cash and cash equivalents	145,061	145,414	290,475
Capitalized goodwill	11,649	40,239	51,888
Other intangible assets	9,049	4,866	13,915
Other identifiable assets	334,399	808,829	1,143,228
Total assets	500,158	999,348	1,499,506
Total debt	—	80,623	80,623
Headcount in full-time equivalents [1]	1,636	15,768	17,404
 __________________

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

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

Geographical information is summarized as follows:

	Europe	United States of America	Japan	Southeast Asia	Corporate	Consolidated
Year ended December 31, 2010
Net sales to unaffiliated customers	76,235	112,863	90,394	943,408	—	1,222,900
Long-lived assets	1,978	9,395	19,409	167,020	135	197,937
Total assets	40,470	85,065	92,547	839,720	156,315	1,214,117
Capital expenditures	186	7,059	5,388	90,279	62	102,974
Purchase of intangible assets	—	—	—	607	17	624
Year ended December 31, 2011
Net sales to unaffiliated customers	338,065	185,943	96,697	1,013,629	—	1,634,334
Long-lived assets	16,021	13,110	18,273	212,605	171	260,180
Total assets	406,586	131,498	120,717	733,571	189,849	1,582,221
Capital expenditures	7,425	8,429	1,559	71,720	85	89,218
Purchase of intangible assets	29	779	635	1,378	4,230	7,051
Year ended December 31, 2012
Net sales to unaffiliated customers	255,795	197,566	59,385	905,321	—	1,418,067
Long-lived assets	17,587	22,567	17,313	217,849	120	275,436
Total assets	473,561	128,484	71,838	717,986	107,637	1,499,506
Capital expenditures	7,098	12,837	4,947	43,280	—	68,162
Purchase of intangible assets	1,732	437	72	997	1,392	4,630

Long-lived assets for the years ended December 31, 2010, 2011 and 2012 consist of the Company’s property, plant and equipment.

28- Selected Operating Expenses and Additional Information

Personnel expenses for employees were as follows:

	December 31,
	2010	2011	2012
Wages and salaries	236,746	318,944	353,437
Social security	17,402	42,622	47,124
Pension expenses	12,303	18,945	21,151
	266,451	380,511	421,712

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	December 31,
	2010	2011	2012
The Netherlands	170	167	178
Other European countries	139	993	1,057
United States of America	358	468	594
Southeast Asia	13,389	15,716	15,300
Japan	197	181	203
	14,253	17,525	17,332

29- Earnings per Share

Basic net earnings per common share is computed by dividing net earnings by the weighted average ordinary shares outstanding for that period. Diluted net earnings per ordinary share reflects the potential dilution that could occur if stock options under the ASMI Option Plan were exercised and if convertible notes were converted, unless potential dilution would have an anti-dilutive effect.

The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:

	December 31,
	2010	2011	2012
Net earnings used for purpose of computing basic earnings per common share	110,639	186,770	7,149
After-tax equivalent of interest expense on convertible subordinated notes	17,670	17,670	—
Net earnings used for purposes of computing diluted net earnings per common share	128,309	204,440	7,149
Basic weighted average number of shares outstanding during the year used for purpose of computing basic earnings per share (thousands)	52,435	55,210	56,108
Dilutive effect of stock options	282	570	659
Dilutive effect of convertible subordinated notes	8,777	8,902	—
Dilutive weighted average number of shares outstanding	61,494	64,682	56,767
Net earnings per share:
Basic net earnings from continuing operations	2.11	3.38	0.13
Diluted net earnings from continuing operations	2.09	3.16	0.13

For the year ended December 31, 2012, the effect of 8,231,432 conversion rights was anti-dilutive.

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

In September 2010, Lehman’s administrators notified us that there is a possible shortfall in the number of shares held by Lehman of 479,279 shares (out of the 2,552,071 shares), which cannot currently be accounted for by Lehman. During 2011 we received further information based on which we conclude that the possible shortfall in the number of shares held by Lehman is now reduced to 246,983 shares

The Lehman administrators also reported a segregated collateral cash account of US$6,759, that ASMI may be entitled to in the absence of the shares. We have not been able to obtain additional information to confirm and understand the potential shortfall of shares or our ability to recover the US$6,759 from the Lehman bankruptcy proceedings in lieu of the shares. Accordingly, we are uncertain at this time as to the accuracy of the shortfall of shares, our ability to claim the collateral cash sum to cover the value of any such discrepancy, and our entitlement to all or a portion of such sum when distributions are determined and made by the administrator since there is likely to also be a shortfall in Lehman assets subject to proprietary rights. Given the magnitude of the overall Lehman administration, we believe it may take several years to obtain clarity or resolution about the potential shortfall or claim to cash. ASMI has filed a claim with the Lehman administrators to safeguard our interests.

Considering the factual and legal uncertainties, it is premature to conclude that the 246,983 shares should still be considered as outstanding or that ASMI has a US$6,759 receivable from Lehman. ASMI has, therefore, neither reversed the cancellation of these shares that we recorded in 2009, nor recorded a receivable from Lehman. If the shares would be considered as outstanding, the negative impact on our basic and diluted earnings per share (eur 1) as at December 31, 2012 would have been €0.001 and €0.001 respectively per share.

30- Board Remuneration

The remuneration of members of the Management Board has been determined by the Supervisory Board.

The following table sets forth as to all current and former members of the Management Board of the Company, information concerning all remuneration from the Company (including its subsidiaries) for services in all capacities:

	Base compensation	Bonuses	Pensions	Share based payment expenses 2)	Other	Total
Management Board:
C.D. del Prado
2012 3)	510	177	76	398	59	1,220
2011	500	339	69	182	56	1,146
2010	500	559	84	365	41	1,549

P.A.M. van Bommel 1)
2012 3)	367	144	88	325	59	983
2011	360	233	54	141	46	834
2010	140	150	26	71	4	391

1.	For the period July 1, 2010 through August 31, 2010 at 40% and for the period September 1, 2010 through December 31, 2010 full time.

2.	These amounts represent the vesting expenses related to the financial year.

3.
A one-time crisis levy of 16% as imposed by the Dutch government amounts to EUR 175 in total. This crisis tax levy is payable by the employer and is charged over income of employees exceeding a EUR 150 threshold in 2012. These expenses do not form part of the remuneration costs mentioned.

Bonus
Each year, a variable cash incentive can be earned, based on achievement of specific challenging targets. These targets are for 75% based on company financial targets and for 25% based on non-financial targets. The on-target bonus percentage for the members of the Management Board is 75%, with a maximum pay-out of 125% of base salary.

Stock options
The members of the Management Board are eligible to receive stock options under the ASM International NV 2011 Stock Option Plan for members of the Management Board (“plan”) in order to focus on the long term interest of the company. Stock options vest in three years subject to continued employment and expire after seven years.

Pension benefit
The members of the Management Board are offered participation of the pension plan of the industry wide pension fund (“Bedrijfstakpensioenfonds Metalektro”) for the base salary up to the predetermined ceiling. For the base salary above the ceiling, the members of the Management Board are offered participation of a defined contribution plan, insured by Nationale Nederlanden.

Other compensation
Other compensation is covering compensation relative to use of a (company) car, a representation and expense allowance, social security premium and premium for health and disability insurance.

The following table shows the outstanding options to purchase ASM International NV common shares held by current and former members of the Management Board, and changes in such holdings during 2012:

	Year of grant	Outstanding January 1, 2012	Granted in 2012	Exercised in 2012	Outstanding December 31, 2012	Exercise price		End date
Current members:
C.D. del Prado [1,5]	2003	20,000	—	—	20,000	US$	11.35	Feb 1, 2013
C.D. del Prado [2]	2007	19,645	—	—	19,645		€19.47	May 23, 2015
C.D. del Prado [2]	2008	125,000	—	—	125,000		€12.71	Mar 31, 2016
C.D. del Prado [3]	2009	50,000	—	—	50,000		€15.09	Dec 31, 2017
C.D. del Prado [4]	2011	75,000	—	—	75,000		€22.33	Dec 31, 2018
C.D. del Prado [4]	2012	—	60,000	—	60,000		€27.04	Dec 31, 2019
P.A.M. van Bommel [3]	2010	25,000	—	—	25,000		€16.27	Aug 7, 2018
P.A.M. van Bommel [4]	2011	53,000	—	—	53,000		€22.33	Dec 31, 2018
P.A.M. van Bommel [4]	2012	—	40,000	—	40,000		€27.04	Dec 31, 2019
Former members:
A.H. del Prado [2]	2007	52,886	—	—	52,886		€19.47	May 23, 2015
J.F.M. Westendorp [2]	2007	22,452	—	—	22,452		€19.47	May 23, 2015
J.F.M. Westendorp [3]	2009	40,000	—	—	40,000		€15.09	Dec 31, 2017
		482,983	100,000	—	582,983

1.	These options are granted for a term of ten years, and became exercisable in equal parts over a five year period.

2.
These options are conditional. A percentage-not exceeding 150%-of the options which have been granted conditionally will become unconditional after three years, based on the total return of the Company's shares for the three years after the options are granted compared to the average total return of the shares of a relevant number of companies which are similar to the Company during the same three-year period. The options are granted for a term of eight years

3.	These options are granted for a term of eight years, and become exercisable after a 3 year vesting period.

4.	These options are granted for a term of seven years and become exercisable after a 3 year vesting period.

5.	These options have been exercised on January 25, 2013 at a share price of €29.04.

The fair value per option of options granted to current and former members of the Management Board was €16.92 in 2010, €10.43 in 2011 and €12.27 in 2012.

In 2012 no options to purchase ASM International NV common shares were exercised and as a result no new shares were issued for the exercise of these options.

The following table sets forth as to all current and former members of the Supervisory Board of the Company information concerning all remuneration (base compensation, no bonuses or pensions were paid) from the Company (including its subsidiaries) for services in all capacities:

	Year ended December 31,
	2011	2012
	Total	Total
Supervisory Board:
G.J. Kramer	68	68
J.M.R. Danneels	50	50
H.W. Kreutzer	50	50
J.C. Lobbezoo	53	53
M.C.J. van Pernis	50	50
U.H.R. Schumacher	50	50
	321	321

The remuneration of members of the Supervisory Board has been determined by the General Meeting of Shareholders.

No stock options have been issued to members of the Supervisory Board.

31- Share Ownership and Related Party Transactions

The ownership or controlling interest of outstanding common shares of ASM International NV by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2011		December 31, 2012
	Shares owned	Percentage of Common shares outstanding	Shares owned	Percentage of Common shares outstanding
A.H. del Prado	9,204,284	16.62%	9,204,284	14.59%
C.D. del Prado (member of the Management Board)	132,945	0.24%	132,945	0.21%
Stichting Administratiekantoor ASMI	2,142,039	3.87%	2,142,039	3.39%

Stichting Administratiekantoor ASMI is a trust controlled by Mr A.H. del Prado. The number of shares owned by Stichting Administratiekantoor ASMI includes 713,000 common shares which are beneficially owned by Mr C.D. del Prado.

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

32- Subsequent Events

Reduction shareholding ASMPT
On March 13, 2013, ASMI sold a 12% stake in ASM PT. The shares were sold in a partial secondary placement raising proceeds of €422 million. The Company intends to distribute approximately 65% of the cash proceeds to ASMI shareholders; a proposal thereto will be placed on the agenda of the upcoming AGM scheduled for May 16, 2013. The remaining proceeds will be used to further strengthen the business of the Company. As of today, the Company continues to be the largest shareholder of ASM PT with a 40% stake.
At the Annual General Meeting of Shareholders (AGM) held in May 2012, the Company announced that it would carry out a study into the causes of the lack of recognition by the markets of the value of the combined businesses (Front-end and Back-end) of the Company. Following that announcement the Company appointed Morgan Stanley and HSBC Bank plc to act as its financial advisers and to assist the Company in carrying out the study.

The study was initiated shortly after the 2012 AGM and has recently been completed. Each of the Company's financial advisers independently carried out an investigation involving frequent discussions with the Company's Management Board and legal and tax advisers. The advisers also presented their findings to the Company's Supervisory Board.

No single or predominant factor was identified in causing the valuation discrepancy. However, a number of causes and circumstances were identified as potentially influencing the valuation discrepancy, including a holding company discount related to the current corporate structure.

Subsequently, an analysis was conducted by the Company in close cooperation with its advisers of the various potential courses of action, including those suggested by shareholders. The alternatives that were investigated included a full or partial placement or sale of the Company's stake in ASM PT, a spin-off of shares in ASM PT and several merger alternatives.

As part of this analysis, the Company has carefully considered the interests of the Company, its shareholders as well as other relevant stakeholders. The Company has also taken into account the various operational connections between the Front-end business and the Back-end business as well as potential accounting, legal and tax implications and execution risks.

The Management Board and the Supervisory Board of the Company have concluded that a partial secondary placement of 8% to 12% of the Company's stake in ASM PT is the most suitable step to be taken to address the non-recognition by the markets of the value of the combined businesses of the Company. This course of action has been chosen taking into account, amongst others, equity market capacity, tax efficiency and ongoing corporate stability at ASMI and ASM PT. This step provides flexibility for further action, if deemed appropriate.

The Management and Supervisory Boards of the Company have resolved to proceed with this proposed action and the board of directors of ASM PT has expressed its support to this proposal. In addition thereto, certain major shareholders of the Company representing approximately 27% of the total outstanding shares in the Company have been consulted in advance with regard to this proposed action and have expressed support thereof.

The sale of the 12% stake causes ASMI's cease of control on ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions.

•	a sale of a 51.96% subsidiary

•	a purchase of a 40.08% associate.

The first transaction, the sale, will result in a substantial gain and the deconsolidation of ASMPT in the consolidated ASMI accounts. The purchase of the associate will, following a purchase price allocation, result in the recognition of the associate at fair value.

We are in the process of determining the financial impact, further information will be disclosed at the announcement of the Q1 2013 results.

The Company will further report on the outcome of the study at the upcoming 2013 AGM, which is scheduled to take place on May 16, 2013.

Bankruptcy Elpida

The reorganization plan re the Elpida bankruptcy in Japan was approved by creditors and the Court in February 2013.  The court approval order has been appealed, subject to resolution of the appeal, the amounts we will receive regarding our secured and unsecured claims are set and approved to be paid in installments over a seven year period.  While the dates for the installment payments are not yet finalized as they are subject to certain funding conditions, the dates are anticipated to be set once the appeal is concluded and the installment payments to commence accordingly.