Form 20-F
period 2013-12-31
ASM INTERNATIONAL N V
filed 2014-04-09
CIK 351483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
 FORM 20-F
_____________________________________

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2013

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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 63,468,390 common shares; 0 preferred shares.
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
US GAAP  ☒    International Financial Reporting Standards as issued by the International
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

(EUR thousand, except per share data)	2009	2010	2011	2012	2013

Consolidated Statements of Operations data:
Net sales	590,739	1,222,900	1,634,334	1,418,067	612,277
Cost of sales	(409,224)	(673,322)	(1,063,708)	(977,638)	(397,727)
Gross profit	181,515	549,578	570,626	440,429	214,550
Operating expenses:
Selling, general and administrative	(107,777)	(130,596)	(174,107)	(200,799)	(94,776)
Research and development, net	(62,806)	(78,785)	(129,400)	(149,219)	(75,391)
Amortization of other intangible assets	(401)	(357)	(911)	(1,264)	(696)
Impairment of property, plant and equipment	—	—	(8,038)	—	(796)
Restructuring expenses	(35,687)	(11,201)	—	(891)	(2,473)
Total operating expenses	(206,671)	(220,939)	(312,456)	(352,173)	(174,132)
Operating income:
Gain on bargain purchase	—	—	109,279	—	—
Earnings (loss) from operations	(25,156)	328,640	367,450	88,256	40,418
Interest income	1,018	1,221	2,902	1,989	972
Interest expense	(8,556)	(15,677)	(13,497)	(12,113)	(2,943)
Gain (loss) resulting from early extinguishment of debt	(1,759)	(3,609)	(824)	(2,209)	—
Accretion interest expense convertible notes	(4,286)	(6,010)	(4,401)	(4,469)	—
Revaluation conversion option	(24,364)	(19,037)	(4,378)	—	—
Foreign currency exchange results	(1,384)	(65)	5,604	(3,957)	(8,158)
Result from investments	—	—	—	(766)	1,030,132
Earnings (loss) from operations before income taxes	(64,487)	285,463	352,856	66,731	1,060,421
Income tax expense	(3,786)	(42,939)	(36,692)	(26,300)	(11,121)
Net earnings (loss)	(68,273)	242,524	316,164	40,431	1,049,300
Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net earnings (loss):
Shareholders of the parent	(107,517)	110,639	186,770	7,149	1,051,893
Non-controlling interest	39,244	131,884	129,394	33,282	(2,593)
Earnings per Share data:
Basic net earnings (loss) per share	€(2.08)	€2.11	€3.38	€0.13	€16.60
Diluted net earnings (loss) per share	€(2.08)	€2.09	€3.16	€0.13	€16.35
Basic weighted average number of shares (in thousand)	51,627	52,435	55,210	56,108	63,202
Diluted weighted average number of shares (in thousand)	51,627	61,494	64,682	56,767	64,196

(EUR thousand, except per share data)	2009	2010	2011	2012	2013

Consolidated Statements of Operations data:
Other data:
Number of common shares outstanding at year end (in thousand)	51,745	52,932	55,377	63,096	63,468
Dividends declared on common shares -1-	—	—	€0.40	€0.50	€0.50
Consolidated Balance Sheet data:
Cash and cash equivalents	293,902	340,294	390,250	290,475	312,437
Total assets	851,700	1,214,117	1,582,221	1,499,506	1,551,249
Net current assets -2-	419,535	509,867	739,252	690,283	416,490
Total debt	265,430	215,681	195,409	80,623	—
Capital stock	2,070	2,117	2,215	2,584	2,539
Total shareholders’ equity	241,229	411,460	659,796	741,876	1,447,249
Cash flow data:
Cash flow from operating activities	62,652	259,884	216,581	42,480	48,545
Cash flow from investing activities	(15,493)	(100,566)	(70,035)	(71,891)	284,690
Cash flow from financing activities	90,890	(123,027)	(78,537)	(73,489)	(307,105)

(1)	The dividends are related to the preceding financial year.

(2)	Net current assets is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.

Exchange Rate Information

We publish our consolidated financial statements in euro. In this Annual Report, references to “€”, “euro” or “EUR” are to euros, and references to “$”, “US dollar”, “USD” or “US$” are to United States dollars.

The following table sets forth, for each period indicated, specified information regarding the US dollar per euro exchange rates based on the rates of the European Central Bank, referred to as the “reference rate.” On March 14, 2014, the reference rate was 1.388 US dollars per euro.

US Dollar per Euro exchange rate

	September 2013	October 2013	November 2013	December 2013	January 2014	February 2014	March 2014 -1-
Period high	1.355	1.381	1.361	1.381	1.369	1.381	1.394
Period low	1.312	1.349	1.337	1.354	1.352	1.350	1.373

	Years Ended December 31,
	2009	2010	2011	2012	2013
Period average -2-	1.396	1.321	1.400	1.293	1.331
 ___________________

(1)	Through March 14, 2014.

(2)	Average of the exchange rates on the last day of each month during the period presented.

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

We sell our products to the semiconductor manufacturing industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. As is evident by the severe downturn in 2008-2009 and ups and downs since that time, the timing, length and severity of these cycles cannot be predicted and future downturns may result in changes in the semiconductor manufacturing industry and the manner in which we must conduct our business in ways that cannot now be predicted.

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

Our industry along with global financial markets and regions have been in flux since 2008. In particular, financial turmoil in the Eurozone has in past years been unsettling, including the debt burden of certain nations and their ability to meet future obligations, euro currency stability, and the continued suitability of the euro as a single currency. These concerns could possibly result in the reintroduction of individual currencies or even the dissolution of the euro itself. If the euro ended, the contractual and legal consequences for holders of euro denominated obligations cannot be predicted; however, these possible developments and fluid market perceptions could negatively affect the value of euro denominated obligations and assets. These financial concerns in Europe as well as the health of the overall global financial markets and an uncertain or a weaker or deteriorating global economy could also adversely impact our business, financial condition and operating results, such as lower sales due to decreased capital purchases by our customers, financial instability or insolvency of suppliers and customers, and other such similar or related adverse effects.

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

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our businesses. If we have insufficient cash flow from our businesses to support the necessary level of research and development, we will have to fund such expenditures by diminishing our cash balances, or utilizing our credit facilities or reducing our level of research and development expenses.

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

We face intense competition in our operating segments of the semiconductor equipment industry from other established companies. Our primary competitors include Applied Materials, LAM Research Corporation, Tokyo Electron, Hitachi Kokusai, Wonik IPS and Jusung. A number of our competitors have substantially greater financial, technological, engineering, manufacturing, marketing and distribution resources, which may enable them to:

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

Risks related to our business

Our customers face challenges in economic downturns and if they cannot meet their obligations to us our financial results will suffer.

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

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 28.3% of our net sales in 2013. Our ten largest customers accounted for 85.6% of our net sales in 2013. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results, perhaps materially. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth and ongoing research and development activities. If we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced capital constraints that adversely affected our operations and ability to compete. We may require additional capital to finance our future growth and fund our ongoing research and development activities. We have only limited ability to obtain funds from our investment in ASMPT and some limitations on our ability to reallocate funds among our internal businesses.

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

Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our Consolidated Financial Statements, are expressed in euro. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our assets, liabilities and operating expenses are exposed to fluctuations of various foreign currency exchange rates, most significantly to the HK$ following the remeasurement of the investment in ASMPT.

In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products for sales to our customers throughout the world are currently denominated in various foreign currencies including, but not limited to, US dollar, euro, Japanese yen and Chinese yuan. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency, and could increase relative to prices of our competitors, and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and earnings from operations could be subject to additional foreign exchange rate fluctuations.

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

We are party to various legal proceedings and claims generally incidental to our business including without limitation intellectual property and product liability claims. For each of these proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss can be reasonably estimated, in connection with our determination of whether or not to record a charge to earnings. Significant subjective judgments are required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal, arbitration and administrative proceedings. The outcome of these proceedings is subject to a number of factors beyond our control. In addition, estimates of the potential costs associated with legal, arbitration and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted contest. If we do not accurately assess the probability of an unfavorable outcome or the range of possible loss, an unfavorable outcome could have a material adverse impact on our financial condition and results of operations.

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

We outsource a significant portion of the manufacturing of our business to a limited number of suppliers. If our suppliers were unable or unwilling to deliver products in a timely manner to us in the quantities we require for any reason, including without limitation, capital constraints, natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our customer relationships and financial performance. Many of our suppliers face economic challenges in a depressed or difficult global economy, which increases our risk of disruption from a supplier’s failure to perform its obligations to us in a timely manner.

We have shifted much of our manufacturing and assembly to our Front-end Manufacturing Singapore (FEMS) facility. If this facility experiences a manufacturing disruption for any reason, including without limitation, natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, our ability to timely meet our customers’ needs may be impaired, which would negatively affect our customer relationships and financial performance.

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

Risks related to our minority interest in ASM Pacific Technology

A significant portion of our total assets is composed of our minority interest in ASM Pacific Technology. Changes in ASMPT's market, business or results of operations may adversely impact our reported earnings and the trading price of our common shares.

Prior to March 2013, we owned approximately 52% of the outstanding equity of ASM Pacific Technology, and the assets and operating results of ASMPT were reported by us on a consolidated basis. On March 15, 2013, we disposed of a 12% stake in ASMPT, which reduced our ownership to approximately 40% of the outstanding equity. As a result of this, ASMPT ceased to be a consolidated subsidiary as of that date and our pro rata interest in the net earnings of ASMPT is reported in our consolidated statements of operations on the line, "result from investments". See for further information Note 3 "Divestment" to the consolidated financial statements.

The trading price of our shares may be adversely impacted by developments affecting ASMPT's business, results of operations or prospects. Although ASMPT operates in the same industry as ASM International, ASMPT addresses a different segment of the industry, which may involve different market dynamics and competitive factors from time to time, as well as different business risks unique to their operations. ASMPT is a public company traded on the Hong Kong Stock Exchange and further information is provided in their public reports.

The management of ASMPT may respond to market, business or other developments in a manner different than we would under similar circumstances, and in a manner that may not be in our best interests. Although we are the largest shareholder of ASMPT, we do not possess the right to control ASMPT. Accordingly, the value of our equity interest in ASMPT, and our pro rata share of ASMPT's net earnings reported in our consolidated statements of operations on the line, "result from investments" could change materially due to factors outside of our control and unrelated to our business or markets, which could materially and adversely impact our net income and the trading price of our common shares.

Although we are a substantial shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

We currently own 39.94% of the outstanding common shares of ASM Pacific Technology. In addition, certain members of our Management Board are also members of the ASMPT Board of Directors. However, these directors are under no obligation to take any actions as directors of ASMPT that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interest.

In addition, the directors of ASMPT are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASMPT, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASMPT after the dividend. Cash dividends received from ASMPT totaled €86.9 million, €29.6 million and €10.3 million in 2011, 2012, and 2013, respectively.

The directors of ASMPT owe their fiduciary duties to ASMPT and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASMPT. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASMPT and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify all affiliates of ASM International who serve on the board of ASMPT from voting on any such transaction.

As a shareholder of ASMPT, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASMPT under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeovers Code.

Risks related to an investment in our shares

Our founder who is also Chairman of the Board of ASM Pacific Technology controlled as per December 31, 2013 approximately 17.88% of the voting power which gives him significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board and makes it substantially more difficult for a shareholder group to remove or elect such members without his support.

Our founder, Arthur H. del Prado, controlled approximately 17.88% of the voting power of our outstanding common shares as of December 31, 2013. Accordingly, he has significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at a general meeting of shareholders will be elected if they receive a majority of the votes cast at the meeting. Nominees to the Supervisory Board or Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at the meeting, provided such affirmative votes represent at least one third of our issued capital. Members of the Supervisory and Management Boards may be removed only by the affirmative vote of a majority of the votes cast at a meeting, and, unless such removal is recommended by the Supervisory Board, the affirmative votes must represent at least one third of our issued capital. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of our founder.

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

Pursuant to our 1997 settlement agreement with Applied Materials, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement which generally involves our operations and not our holdings in ASMPT, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2013 and December 31, 2013, the sale price of our common shares, as reported on the NASDAQ Global Select Market, ranged from a low of US$30.54 to a high of US$40.93. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following, without limitation:

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

•
Foreign currency exchange rate fluctuations; e.g. appreciation of the euro versus the Japanese yen and US dollar, which would negatively affect the competitiveness of those manufacturing activities that are domiciled in countries whose currency is the euro; and

•	Economic conditions generally or in various geographic areas where we or our customers do business.

In addition we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our earnings from operations from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our earnings from operations for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our earnings from operations. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our financial position and net earnings.

As a result of these factors, our revenues or earnings from operations may vary significantly from quarter to quarter. Any shortfall in revenues or earnings from operations from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

Item 4. Information on the Company

The information in this Item 4 should be read in conjunction with the risks discussed under Item 3.D., “Risk Factors”.

A. History and development of the Company

ASM International NV was incorporated on March 4, 1968 as a Dutch "naamloze vennootschap", or public limited liability company, and was previously known as Advanced Semiconductor Materials International NV. Our principal executive offices are located at Versterkerstraat 8, 1322 AP, Almere, the Netherlands. Our telephone number at that location is +31 88 100 8810. Our authorized agent in the United States is our subsidiary, ASM America Inc, a Delaware corporation, located at 3440 East University Drive, Phoenix, Arizona 85034.

B. Business overview

Introduction

Our business
We are an equipment supplier mainly to the semiconductor manufacturing industry. We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits. The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is active in the wafer processing segment.

Wafer processing production systems perform processes on round slices of silicon, called wafers, which are typically 200mm or 300mm in diameter. During these processes, thin films, or layers, of various materials are grown or deposited onto the wafer. These films are electrically conductive, electrically insulating, or semiconducting. By depositing multiple layers of films, multi-level, integrated electrical circuits are created. Such circuits are referred to as “dies” or “chips.” There are many dies on each wafer. After testing the individual circuits for correct performance, the dies on the wafer are separated. Assembly and packaging production systems then assemble and connect one or more known good dies in a single package to form a complex semiconductor device that will perform calculations, store data and interface with its environment.

ASMI’s operations are conducted through wholly-owned subsidiaries, the most significant being ASM Front-End Manufacturing Singapore Pte Ltd (“FEMS”), located in Singapore, ASM Europe BV (“ASM Europe”), located in the Netherlands, ASM America, Inc (“ASM America”), located in the United States, ASM Japan KK (“ASM Japan”), located in Japan, and ASM Genitech Korea Ltd (“ASM Genitech”) located in Korea. The location of our facilities allows us to interact closely with customers in the world’s major geographic market segments: Europe, North America and Asia. The principal market we address in wafer processing is a portion of the deposition market segment.

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

A second development that has decreased the cost per device is the increased size of the wafer, so that more devices can be produced within one production cycle. Today, almost all of the newly installed semiconductor device fabrication capacity employs 300mm diameter wafers, with each wafer typically holding between several to several thousand individual circuits. A transition to 450mm diameter wafers is being considered for volume manufacturing beyond 2020. The yield, or the fraction of dies that operates according to specifications, is one of the key variables that influences the cost at which integrated circuits can be manufactured. Large initial investments are needed to build an automated production line in an ultra-clean environment to achieve such high yield. The capital equipment in the production line is an important determinant for the yield of the factory, and the speed with which the yield can be optimized for new device generations.

Another trend is that towards vertical or 3D transistors. This trend also helps to keep the industry on track with Moore’s law (“more Moore”) because more functions can be stacked vertically on a wafer or chip than in two dimensions. So-called “FinFET’s” and several 3D memory transistor architectures are now being taken in production. Also on die level the trend is towards 3D by stacking several chips in one package. These chips can come from different supply chains, each optimized for its own performance and cost, enabling the manufacture of heterogeneous devices with even more integrated capability. This latter trend is sometimes referred to as “more than Moore.”

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

The semiconductor industry was driven in 2013 by a US$1.94 trillion global electronics industry (VLSI Research Chip Insider January 28, 2014), that required approximately $264 billion (ibid.) in semiconductors. The semiconductor industry in turn, supported the approximately $45 billion (ibid.) semiconductor capital equipment industry, which supplies the needed production systems and services. The semiconductor industry rose about 7% in 2013, although the equipment business declined about 6% despite picking up in the second half of the year.

Our strategy

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations, manufacturing infrastructure and sales and support offices located close to our global customers. The key elements of our strategy include:

•	Further streamlining our wafer processing manufacturing by systematically reducing manufacturing costs through global sourcing and product platform consolidation;

•
Maintaining our global reach through our global operating, sales and customer service organization and its facilities in key parts of the world in order to establish and maintain long-term customer relationships;

•	Leveraging our wafer processing innovation and manufacturing capabilities through advancements in our products and processes early in the technology life-cycle; and

•
Expanding the scope and depth of our research and development capabilities through strategic alliances with independent research institutes, universities, customers and suppliers, and expanding our patent portfolio where it is necessary and beneficial.

Semiconductor device manufacturing processes

Overview
The manufacturing process of semiconductor devices on a wafer can be divided in three distinct parts: wafer manufacturing, transistor formation (known as Front-end of the line (“FEOL”) processing), and interconnect formation (known as Back-end of the line (“BEOL”) processing). We develop and sell technology, develop, manufacture and sell equipment, and provide services used by semiconductor device manufacturers in each of these sections of semiconductor device manufacturing.

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

During FEOL and BEOL wafer processing, multiple thin films of either electrically insulating material, also called dielectrics, or conductive material are modified, grown, or deposited on a silicon wafer. First, several material processing cycles are used in the FEOL to build the basic transistor and other components such as capacitors and resistors. Second, several processing cycles are used in the BEOL to electrically connect the large amount of transistors and components, and to build additional passive components such as capacitors, inductors and resistors. Patterning of deposited layers with lithography and etching (described below) creates the transistors, passive components and connecting wires, which together make up the integrated circuit. Each integrated circuit is a single “chip” or a “die” on the wafer. A finished wafer may contain several dozen to several thousand individual dies. Wafer processing is performed either one wafer at a time in single wafer processing systems or many wafers at a time in batch processing systems. Multiple deposition, and patterning processes are performed on the same wafer.

The number and precise order of the process steps vary depending upon the complexity and design of the integrated circuit. The performance of the circuit is determined in part by the various electrical characteristics of the materials used in the layers of the circuit and the wafer. Simple circuits may have as few as ten layers, while complex circuits may have more than one hundred layers. The device manufacturing process is capital intensive, requiring multiple units of several different production systems. Many different but complementary methods are used to modify, grow, or deposit materials on the wafers. We are predominantly active in developing and manufacturing the equipment used by semiconductor device manufacturers in the deposition processes, i.e., those steps that involve the creation of insulating, conducting and semi-conducting layers on the wafer surface. The device manufacturing process on the wafer is complete when all of the layers have been deposited and patterned on the wafer.

The introduction of even trace levels of foreign particles or material can make a circuit, or even an entire wafer, unusable. To reduce the level of foreign particles or material, wafer processing is performed in clean rooms with ultra-low particle and contamination levels. The correct electrical functioning of the integrated circuits on each die is confirmed by probing. Non-functioning circuits are marked so they can later be discarded before money is spent on packaging the chip. The yield, or the percentage of known good die for a mature process is usually well above 95%. For a process in development the yield can be substantially smaller, and it is important to improve this as quickly as possible as it determines the profitability of our customer to a large extent.

Once wafer processing is complete, the entire wafer with multiple, functioning, integrated circuits is shipped to a packaging facility where the wafer is separated into dies. Each die is an individual integrated circuit which is bonded and connected to a suitable substrate or lead frame, packaged, and tested before final shipment to the end customer.

Important technology trends for our business

Technology trends
The continuous demand for smaller, faster and cheaper semiconductor components drives the technology advances in the semiconductor manufacturing process. As the transistors in an integrated circuit become smaller, the cost-per-component decreases. Fortuitously, at the same time the operating speed of the transistor increases. Thus the minimum size of a single transistor in an integrated circuit is an extremely important parameter. This minimum size can be characterized by the so-called half-pitch, which is about equal to the smallest line width in the device. Today, our customers manufacture semiconductor devices having a half-pitch as small as 45 to 22 nanometers (one nanometer is one billionth of a meter). Our customers are qualifying and testing new critical processes to generate devices with line widths at or below 22 to 10nm, sometimes in a vertical 3D transistor or FinFET architecture. Simultaneously, in our customers’ laboratories and several collaborative research environments advanced 10nm to 5nm design rule devices and related materials are being developed.

Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers. A transition towards 450mm wafers is initiated with early research starting in a consortium. In developing faster and smaller devices, our customers’ major technology requirements are:

•
New thin film materials and device designs that can reduce the amount of power consumed in the device, increase the speed and reliability of the circuit and increase the amount of charge that can be stored;

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

Today, our leading-edge high volume production systems support the manufacturing of semiconductor devices having a half-pitch as small as 45 to 22 nanometers (one nanometer is one billionth of a meter). At ASMI, and in close cooperation with our customers, we are qualifying and testing new critical process equipment for line widths of 22 to 15nm. Simultaneously, we are developing new 10 to 5nm technologies in our laboratories. Today, most of the newly installed semiconductor device fabrication capacity employs 300mm wafers. Accordingly, our system and process development and sales effort is concentrated in 300mm equipment.

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

We have also developed and sold new processes and wafer processing equipment to enable the creation of narrow lines having dimensions beyond the resolution of common lithography, and with low line width variability. For that purpose we have developed low temperature Plasma Enhanced ALD processes that are compatible with and assist the common lithography process.

In addition to addressing the technology needs of our customers, the relentless drive of the industry to reduce cost corresponds to significant spending on development programs that further increase throughput, equipment reliability, and yield in our customer’s line, and further lower the cost per wafer of the wafer processing systems. In order to enable further efficiencies in our manufacturing process, we have improved, and will continue to improve the level of standardization in our equipment portfolio by migrating to common platforms, sub-assemblies and components. This requires a significant engineering effort.

Products

Market coverage
The table below indicates the major market segments of the semiconductor equipment industry. The principal market segment in which we participate is highlighted in gray.

Major Market Segment -1-
	Test and related Systems	IC Fabrication Equipment or Front-end	IC Assembly Equipment or Back-end
Market Segment -1-	Automated Test Systems	MicroLithography and Mask Equipment	Assembly Inspection Equipment
	Material Handling Systems	CMP Equipment	Dicing Equipment
		Ion Implanters	Bonding Equipment
		Deposition and Related Tools -2-	Packaging Equipment
		Etching and Cleaning Tools	Integrated Assembly Systems
		Process Diagnostic Equipment	Leadframes

(1)	Based on VLSI Research Industry Segmentation (www.vlsiresearch.com).

(2)	This segment also includes diffusion and oxidation furnaces.

Products

ASMI’s products come from a number of product platforms, with each platform designed to host and enable specified process technologies. The products in each product platform are linked through common technology elements of the platform, for example a common in-system software framework, common critical components, similar logistics (batch or single wafer processing), or a similar wafer processing environment (wet or dry). The following table lists our principal product platforms, the main process technology that they enable, and the semiconductor device manufacturing solution for which the products from that platform are used.

Product Platform	ASMI Process Technology	Products
Advance® Series	ALD, CVD, diffusion/oxidation, LPCVD	A400, A412, A4ALD, Vertical Furnace Systems
XP -1-	ALD, PECVD, PEALD, Epitaxy	Pulsar® and EmerALD ALD Products, PECVD Products, PEALD Products, Intrepid® Epitaxy -2-
XP8 -1-	PECVD, PEALD	Eagle® PEALD and Dragon PECVD
Epsilon	Epitaxy, LPCVD	Epsilon 2000 and Epsilon 3200 Single Wafer Epitaxy Systems
Polygon®	ALD	Polygon 8200, Polygon 8300 -3-, Pulsar -3- Single Wafer Atomic Layer Deposition Systems

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

Description of our product platforms

Advance
The Advance is our Vertical Furnace, batch processing platform. Products built on this product platform are used for diffusion, oxidation, LPCVD and ALD. The product platform is used in many manufacturing steps, from the production of silicon wafers to the final anneal in interconnect. The A400 is a system for 150 and 200mm wafers, while the A412 is for 300mm wafers. The A412 systems feature two reactors above a rotating carousel, a dual-boat concept for high productivity, and a wide range of process applications with variable load sizes from 25 wafers for shortest cycle time requirements, up to 150 wafers for lowest cost requirements in a single run.

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

Description of our process technology platforms

Depending on application, a process technology can be used in more than one product platform. Process technologies that are intended for use across multiple product platforms are called a process technology platform. The technologies in a process technology platform share a common knowledge base and patent portfolio. ALD, for example, is enabled on both our single wafer and batch product platforms. This gives us the principal ability to provide a single wafer tool for a certain application early in the lifecycle, when short development cycle times are needed, and later in the lifecycle switch to a batch tool for efficiencies in high volume production, using the same chemistry and maintaining basic materials properties.

ALD: Atomic Layer Deposition and Plasma Enhanced Atomic Layer Deposition
ALD is one of the newest technologies to deposit ultra-thin films of exceptional flatness and uniformity. This technology was brought into ASMI in 1999 with the acquisition of ASM Microchemistry, who first developed the thermal ALD technology. PEALD is an extension of this original ALD technology that uses plasma, which was brought into ASMI in 2001 through a partnership with Genitech and a subsequent acquisition in 2004. The use of plasma enables us to deposit high quality films at very low temperatures. Collectively ASMI refers to these two technologies as its ALD process technology platform. ALD is a very versatile technology platform that can be used to deposit high-k insulating materials, conductors, silicon oxide and silicon nitride. Selected ALD processes are released on our Polygon, XP, XP8 and Advance product platforms. We expect that the trends of continued scaling, and evolution towards three dimensional device structures plays into the strength of our ALD position.

LPCVD: novel chemistries
On our LPCVD process technology platform we have developed processes with new chemistries (under the trademark Silcore®) that enable the deposition of silicon and silicon containing materials at low temperatures. We offer processes on our Intrepid module and Epsilon product platform for selective and non-selective epitaxy, single wafer LPCVD, and on our Advance product platform for thin, smooth polycrystalline Si. Our strategy for the LPCVD process technology platform as a whole is to continue to qualify new chemistries developed by, and with, our chemical suppliers for all of our product platforms, well in advance of the development of our customers’ needs.

Intellectual property and trademarks

Intellectual Property
Because of the rapid technological advances in the microelectronics field, our products must continually change and improve. Accordingly, we believe that our success will depend upon the technical competence and creative ability of our personnel as well as the ownership of and the ability to enforce our intellectual property rights.

We own and license patents that cover some of the key technologies, features and operations of our products and are registered in the principal countries where semiconductor devices or equipment are manufactured or sold. For instance, we have hundreds of issued patents that relate to our ALD process technology platform. As another example, we have a significant number of issued patents related to Silcore® and other specialized LPCVD and PECVD process chemistries.

The following table shows the number of patents for which we made an initial filing during the indicated year and the number of patents in force at the end of the indicated year. As part of a program to reduce cost, the patent portfolio was critically reviewed against the current business strategy in 2009. Cost control measures and stricter patent filing prioritization in 2010 resulted in a lower initial patent filing rate in 2010 compared to 2009. Increased R&D activity in 2011, 2012 and 2013 resulted in a higher filing rate.

	2009	2010	2011	2012	2013
Initial patent filings	47	33	51	64	61
Patents in force at year end	830	931	1,043	1,127	1,159

We have entered into worldwide, non-exclusive, non-transferable and non-assignable licenses with Applied Materials for patents related to certain chemicals used to deposit insulating layers for PECVD. A number of the licensed patents have already expired and there are no remaining royalty bearing patents that we use. Upon expiration of the patents, the technology may be used royalty-free by the public, including us.

We have licensed our intellectual property in parts of our ALCVD process technology platform through nonexclusive, restricted field of use license agreements to a limited number of companies. In addition to generating revenue, we seek to accelerate market acceptance of our ALCVD technology through our licensing efforts.

We have licensed our RTP portfolio of 61 issued patents and 11 pending patents to Levitech BV.

Trademarks
ASM, the ASM International logo, Advance, Aurora, Dragon, Eagle, EmerALD, Epsilon, Intrepid, Polygon, Pulsar and Silcore are our registered trademarks. A400, A412, ALCVD, Atomic Layer CVD, NCP, PEALD, are our trademarks. “The Switch Is On” and “Drive Innovation, Deliver Excellence.” are our service marks.

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

Our net research and development expenses were €48.5 million, €58.7 million and €58.3 million in 2011, 2012 and 2013, respectively. We expect to continue investing significant resources in research and development in order to enhance our product offerings. Our research and development activities are chiefly conducted in the principal semiconductor markets of the world, which enables us to draw on innovative and technical capabilities on an international basis. Each geographic center provides expertise for specific products and/or technologies. This approach, combined with the interactions between the individual centers, permits efficient allocation of technical resources and customer interaction during development. In 2010, we formed a global Platform Engineering group that addresses the needs for common platforms for the various products in our wafer processing product portfolio. Selected resources in Belgium, Almere and Helsinki have been grouped under Corporate R&D, addressing the common needs for advanced materials research and process integration work for the 10nm to 5nm nodes.

Location	Number of R&D employees as of December 31, 2013, exclusive of temporary workers
Almere, the Netherlands	38
Leuven, Belgium	22
Helsinki, Finland	14
Phoenix, Arizona, United States	123
Cheonan, South Korea	37
Singapore	3
Tama, Japan	78
Total	315

As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. At December 31, 2013, we are engaged in several formal joint development programs with customers for 300mm applications of our products. As part of these efforts, we may sell new products to customers at a significantly reduced margin, and invest significant resources in the joint development and subsequent product qualification. We sometimes also cooperate with other semiconductor capital equipment suppliers in complementary fields, in order to gain knowledge on the performance of our own deposition processes, in cooperation with other processes, either in bilateral or in publicly funded projects. In addition to cooperating with customers and other capital equipment suppliers, we also enter into research projects with technical universities and institutes (including for example IMEC in Belgium).

We participate also in publicly funded programs, mainly in Europe, to develop the production technology for semiconductor devices with line widths of 15 and 10nm and below, and in More-than-Moore technologies. Among our current cooperative efforts are projects awarded under the Information Society Technologies (IST) seventh framework program, and under the Joint Technology Initiative (JTI) on nano-electronics of the ENIAC Joined Undertaking (European Nano-electronics Initiative Advisory Council JU). Several of these ENIAC projects are Key Enabling Technology (KET) Pilot Line projects aiming at developing a European pilot line for emerging technologies. We are also a partner in several cluster development programs in the Eureka initiative by CATRENE (Cluster for Application and Technology Research in Europe on Nano-Electronics), the successor of MEDEA+ (Micro Electronics Development for European Applications). In the Netherlands we are participating in projects focused on Nano-Technology developments (“NanoNext”).

In 2011 we renewed our strategic R&D partnership with the Interuniversity MicroElectronics Center (IMEC) in Leuven, Belgium. Our Epsilon, A412, Pulsar, EmerALD, Dragon and Eagle based products are involved in this partnership. In

2012 and 2013 we significantly expanded our partnership with additional ALD and Epi capability. This gives us the opportunity to investigate, both jointly and independently, the integration of individual process steps in process modules and electrically active devices. We have been partnering with IMEC since 1990.

In December 2003, we commenced a five-year partnership with University of Helsinki that aims at further development of atomic layer deposition processes and chemistries. This partnership was extended for a second quinquennial in December 2008 and this is extended in 2013 for a third quinquennial until December 2018.

315 employees were employed in research and development at the end of 2013 representing 21.0% of our total staff.

Manufacturing and suppliers

Our manufacturing operations consist of the fabrication and assembly of various critical components, product assembly, quality control and testing.

In 2004, in order to reduce manufacturing costs in our wafer processing equipment operations we established FEMS, a manufacturing facility in Singapore, to manufacture certain generic subsystems and subassemblies for our Vertical Furnaces that we previously outsourced. In 2009 we started the transition of manufacturing of ASMI products to be final assembled in Singapore, i.e. including final assembly, test and shipment of the system to the customer from the FEMS facility. We closed down our manufacturing operations in Almere, the Netherlands, at the end of 2009, and we closed our manufacturing facilities in Phoenix (US) and in Nagaoka (Japan) in 2010.

With this transition we have also implemented a global organization for our procurement activities.

In 2012 we strengthened our organization with a global supply chain function, that includes, in addition to procurement, responsibility for supply chain quality and inventories.

Marketing and sales

We market and sell our products with the objective of developing and maintaining an ongoing, highly interactive service and support relationship with our customers. We provide prospective customers with extensive process and product data, provide opportunities for tests on demonstration equipment and, if required, install evaluation equipment at the customer’s site. Once equipment has been installed, we support our customers with, among other things, extensive training, on-site service, spare parts and process support. All of this is further supported by in house development to enhance the productive life of existing equipment. We make hardware improvements available in the form of retrofit kits as well as joint development of new applications with our customers.

Because of the significant investment required to purchase our systems and their highly technical nature, the sales process is complex, requiring interaction with several levels of a customer’s organization and extensive technical exchanges, product demonstrations and commercial negotiations. As a result, the full sales cycle can be as long as 12 to 18 months. Purchase decisions are generally made at a high level within a customer’s organization, and the sales process involves broad participation across our organization, from senior executive management to the engineers who designed the product.

To market our products, we operate demonstration and training centers where customers can examine our equipment in operation and can, if desired, process their wafers for further in-house evaluation. Customers are also trained to properly use purchased equipment.

To execute the sales and service functions, we have established a global sales force, in which all regional units report directly into the global sales organization. We have sales offices located in Europe (in the Netherlands, France, Ireland, Germany and Italy), Israel, Taiwan, South Korea, the People’s Republic of China, Singapore, the United States of America and Japan. At the end of 2013, 264 employees were employed in sales and marketing, representing 17.6% of our total staff.

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

For our wafer processing segment our largest customer accounted for approximately 22.8%, 33.6% and 28.3% of our net sales in 2011, 2012 and 2013, respectively. Our ten largest customers accounted for approximately 70.4%, 75.3% and 85.6% of our net sales 2011, 2012 and 2013, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, timing of new fabrication facilities and new product introductions.

The following table shows the distribution of net sales, of our Front-end segment per geographic destination of the product:

Front-end net sales	Full year
Geographic destination	2011	2012	2013
Europe	23.6%	21.0%	16.2%
United States	32.5%	35.6%	29.0%
South Korea	15.4%	13.3%	24.5%
Japan	10.9%	11.0%	7.5%
South East Asia	17.6%	19.1%	22.8%
Total	100.0%	100.0%	100.0%

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time in order to optimize the use of the equipment for the customer’s specific processes. The availability of field support is particularly important for a sale. 519 employees were employed in customer service at the end of 2013 representing 34.5% of our total staff.

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

Our primary competitors are from the United States of America, Japan and South Korea. In each of our product lines, we compete primarily with two or three companies which vary from small to large firms in terms of the size of their net sales and range of products. Our primary competitors include Applied Materials, LAM Research Corporation, Tokyo Electron, Hitachi Kokusai, Wonik IPS and Jusung.

C. Organizational structure

ASM International NV is a holding company that operates through its subsidiaries. Our major operating subsidiaries as of March 14, 2014 are:

Subsidiary Name and Location	Country of Incorporation	Percentage Owned by ASM International NV
ASM Europe BV Almere, the Netherlands	The Netherlands	100%
ASM America, Inc Phoenix, Arizona, United States of America	United States	100%
ASM Japan KK Tama, Japan	Japan	100%
ASM Genitech Korea Ltd Cheonan, South Korea	South Korea	100%
ASM Front-End Manufacturing Singapore Pte Ltd, Singapore	Singapore	100%

See Exhibit 8.1 for a list of our main subsidiaries.

D. Property, plant and equipment

To develop and manufacture products to local specifications and to market and service products more effectively in the worldwide semiconductor market, our facilities are located in the Netherlands, the United States, Japan and Singapore. Our principal facilities are summarized below:

LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE
Almere, the Netherlands	Executive offices of ASMI, wafer processing equipment,marketing sales and service, research and offices	118,000
Tama and Nagaoka, Japan	Wafer processing equipment marketing, sales and service, research and offices	80,000
Phoenix, Arizona, United States	Wafer processing equipment marketing sales and service, research and offices	130,000
Singapore	Wafer processing equipment manufacturing, marketing, sales and service and offices	169,000
Cheonan, South Korea	Wafer processing equipment manufacturing, marketing, research and offices	34,000
Helsinki, Finland	Wafer processing equipment research and offices	6,000

Our principal facilities in the Netherlands, the United States of America, South Korea, Finland, Singapore and Malaysia are subject to leases expiring at various times from 2014 to 2024. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations. For information on assets held for sale see Note 10 to the consolidated financial statements.

Item 4A. Unresolved staff comments

Not applicable.

Item 5. Operating and financial review and prospects

Management’s discussion and analysis of financial condition and results of operations

Summary

We are an equipment supplier mainly to the semiconductor manufacturing industry. We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits. The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is active in the wafer processing segment. In addition, we have a 40% investment in ASM Pacific Technology, which is a leading supplier of assembly and packaging equipment to the semiconductor, LED and electronics markets.

We sell our products to the semiconductor manufacturing industry and, through our 40% stake in ASMPT, to the assembly industry, which is subject to sudden, extreme, cyclical variations in product supply and demand.

We conduct our Front-end business through wholly-owned subsidiaries, the most significant being ASM Front-End Manufacturing Singapore Pte Ltd. (“FEMS”), located in Singapore, ASM Europe BV (“ASM Europe”), located in the Netherlands, ASM America, Inc. (“ASM America”), located in the United States, ASM Japan K.K. (“ASM Japan”), located in Japan, and ASM Genitech Korea Ltd. (“ASM Genitech”) located in Korea. The location of our facilities allows us to interact closely with customers in the world’s major geographic market segments: Europe, North America, and Asia. The principal market we address in wafer processing is a portion of the deposition market segment. We address the following segments of the deposition equipment market: Vertical Furnaces, Epitaxy, PECVD and ALD. In ALD, we have a leading position in both thermal ALD and plasma-enhanced ALD (PEALD).

Our investment in ASM Pacific Technology represents the Back-end business. The Back-end operations are conducted through principal facilities in Hong Kong, the People's Republic of China, Singapore, Malaysia and Germany. On March 15, 2013 we reduced our shareholding in ASMPT from 52% to 40%.  The sale of the 12% stake in ASMPT caused ASMI's cease of control on ASMPT and required deconsolidation of ASMPT. Since that date our share of the net result of ASMPT is reported on the line result from investments. The sale transaction resulted in a substantial gain. This gain consists of two elements, the realized gain on the sale of the 11.88% stake and an unrealized remeasurement gain on the remaining 40% of the shares. The net results before the one-off gain and impairment on our 40% investment in ASMPT was €20.9 million. On a reported basis, results from investments amounted to approximately €1 billion, which mainly reflected the one-off gain of €1.4 billion and an impairment of €0.3 billion.

2013 was an important year for ASMI. First of all, our net sales of the Front-end segment increased by 22% substantially outperforming the overall wafer fab equipment markets, which declined year-over-year in 2013. Secondly, gross margin improved by more than 500 basis points to 39% year-over-year due to higher sales volume, improved efficiencies and a positive mix. We achieved a significant improvement in operating profit to €44.7 million in 2013 compared to €0.5 million in 2012. We ended the year on a solid note, driven once again by demand for ALD and PEALD technologies. Revenues for the fourth quarter were €127 million, a 9% increase over the third quarter.

In 2013, we also took important steps to further improve the structural profitability of the Company over time. This includes several initiatives to improve the efficiency of our supply chain. In the second half of the year, we outsourced our parts manufacturing. Next to a reduction of the relative costs, this will also result in a more flexible cost structure throughout industry cycles. 2013 was  a very successful year for our ALD business. Our strong performance in 2013 reflects the growing customer acceptance of atomic layer deposition as a mainstream technology enabling further scaling in ever more complex device architectures. Virtually all of the leading players in logic, foundry and memory sectors have now adopted ALD in high volume manufacturing. In logic, our ALD solutions are critical for high-k metal gate technology, and in memory our PEALD tools have been important enabling solutions behind miniaturization to 2X and 1X technology nodes.

With a continued market leadership ALD has become a strong growth driver for our Company. Our PEALD business also had a very strong performance in 2013. Renewed technology investments by memory customers fueled demand for our PEALD solutions for space defined multiple patterning. In addition to this application in memory, we are also gaining traction in new applications in logic and foundry with PEALD. We continue to invest significant resources in the further improvement of our ALD and PEALD platforms and the development of new applications in close cooperation with our customers.

A. Operating results

Sales
Our Front-end sales are concentrated in the United States, Europe, Japan and Asia and Back-end sales are concentrated in Asia and Europe.

The following table shows the geographic distribution of Front-end and Back-end sales of both our segments for the years 2011, 2012 and 2013:

	Year ended December 31,
(amounts in millions)	2011		2012		2013
Front-end:
United States	€148.4	32.5%	€131.8	35.6%	€131.2	29.0%
Europe	107.8	23.6	77.9	21.0	73.1	16.2
Taiwan	37.8	8.3	47.2	12.7	78.2	17.3
Japan	49.7	10.9	40.6	11.0	33.8	7.5
South Korea	70.2	15.4	49.1	13.3	110.6	24.5
China	23.6	5.2	16.1	4.3	20.0	4.4
Other	18.6	4.1	7.7	2.1	5.1	1.1
	€456.1	100%	€370.4	100%	€452.0	100%
Back-end:					For the period ended March 15, 2013
People’s Republic of China	€527.6	44.8%	€445.8	42.6%	€62.2	38.8%
Europe	230.2	19.5	177.9	17.0	24.7	15.4
Taiwan	71.9	6.1	63.6	6.1	7.3	4.6
Malaysia	84.0	7.1	93.5	8.9	12.4	7.7
South Korea	41.4	3.5	36.2	3.5	8.5	5.3
Hong Kong	26.7	2.3	27.6	2.6	7.5	4.7
Thailand	32.5	2.8	42.7	4.1	6.1	3.8
Japan	47.0	4.0	18.8	1.8	2.9	1.8
Singapore	16.7	1.4	15.0	1.4	2.8	1.7
Philippines	34.8	3.0	25.2	2.4	4.0	2.5
United States	37.5	3.2	65.7	6.3	15.8	9.9
Other	28.0	2.4	35.7	3.4	6.1	3.8
	€1,178.3	100%	€1,047.7	100%	€160.3	100%

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

The sales cycle for Back-end products is typically shorter than for Front-end products. Generally, the majority of Back-end equipment is built in standard configurations. These products are approximately 85% complete in anticipation of customer orders. Upon receipt of a customer’s order and specifications, the remaining 15% of the manufacturing is completed. This allows us to complete the assembly of our equipment in a short period of time. We therefore require between two to six weeks for final manufacturing, testing, crating, and shipment of our Back-end equipment. Back-end customers’ acceptance periods are generally shorter than those for Front-end equipment. Our local staff provide installation, training and technical support to our customers in all of our major markets.

A substantial portion of our Front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing complete fabrication equipment. As a result our Front-end sales in this segment tend to be uneven across customers and financial periods. Sales to our ten largest Front-end customers accounted for 70.4%, 75.3% and 85.6% of Front-end net sales in 2011, 2012 and 2013, respectively.

Research and development
We continue to invest strongly in research and development. As part of our research and development activities, we are engaged in various development programs with customers and research institutes these allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. Research and development costs are expensed as incurred. The costs relating to prototypes and experimental models, which we may subsequently sell to customers are charged to the cost of sales. Our research and development operations in the Netherlands and the United States receive research and development grants and credits from various sources.

For a further discussion of research and development expenses see Item 4.B, “Business Overview - Research and Development” and “Results of Operations,” below.

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

An analysis of specific sensitivity to changes of estimates and assumptions is included in the notes to the financial statement.

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

A major portion of our revenue is derived from contractual arrangements with customers that have multiple deliverables, such as equipment and installation. For each of the specified deliverables ASMI determines the selling price by using either vendor specific objective evidence ("VSOE"), third party evidence ("TPE") or by best estimate of the selling price ("BESP"). For transactions entered into, or materially modified in which the Company is unable to establish relative selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. On December 31, 2012 and December 31, 2013 we deferred revenues from installations in the amount of €3.5 million and €3.9 million respectively.

Our Front-end sales frequently involve sales of complex equipment, which may include customer-specific criteria, sales to new customers or sales of equipment with new technology. For each sale, the decision of whether to recognize revenue is, in addition to shipment and factory acceptance, based on: the contractual agreement with a customer, the experience with a particular customer, the technology and the number of similarly configured equipment previously delivered. Based on these criteria we may decide to defer revenue until completing installation at the customer’s site and obtaining final acceptance from the customer. On December 31, 2012 and December 31, 2013 we deferred revenue from sales of equipment in the amount of €1.9 million and €2.6 million respectively.

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

The material assumptions used by management for the annual impairment test performed per December 31, 2013 were:

•	For Front-end external market segment data, historical data and strategic plans to estimate cash flow growth per product line have been used;

•
Cash flow projections for the first four years. After these four years perpetuity growth rates are set based on market maturity of the products. For maturing product the perpetuity growth rates used are 1% or less and for enabling technology products the rate used is 3% or less; and

•
An average discount rate of 16.0% (2012: 22.7%) representing the pre-tax weighted average cost of capital. This rate decreased compared to the rate used in 2012 as a consequence of the current situation whereby certain product lines have now passed the early phase of the product life-cycle, hence reflecting a lower risk.

Management concluded that the fair value calculated reflects the amount a market participant would be willing to pay. Based on this analysis management believes that the fair value of the reporting units substantially exceeded its carrying value and that, therefore, goodwill was not impaired as of December 31, 2013.

The calculation of fair value involves certain management judgments and was based on our best estimates and projections at the time of our review. The value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time. On December 31, 2013, we determined that a decrease in estimated cash flows of 10% and an increase of 10% of the discount rate used in calculating the fair value would not result in an impairment of the carrying value of goodwill.

Other intangible assets and property, plant and equipment are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The cash flow estimates that we use include certain management judgments and are based on our best estimates and projections at the time of our review, and these may be different if other assumptions are used. In future periods, however, we may be required to record impairment losses, which may significantly affect our results of operations at that time. On December 31, 2013, we determined that a decrease in estimated cash flows of 10% would not result in an impairment of the carrying value of long-lived assets.

Investments in associates
Investments in associated companies are stated at cost, less impairment. Dividend income from the Company’s subsidiaries and associated companies is recognized when the right to receive payment is established.

Impairment of investments and associated companies
ASMI does not separately test an investments underlying assets for impairment. However, ASMI recognizes its share of any impairment charge recorded by an investee and consider the effect, if any, of the impairment on the basis difference in the assets giving rise to the investee’s impairment charge. A loss in value of an investment which is other than a temporary decline will be recognized.

Considering the extent to which in the last quarter of 2013 the market price of the ASMPT shares was below cost the Company investigated whether this resulted in an impairment other than temporary. In its assessment the Company evaluated other factors based on its knowledge of the business and of ASMPT specifically. The Company did not identify persuasive factors that the diminution of the value would be other-than-temporary and accordingly recorded an impairment charge in which the value of the ASMPT investment is reduced to the market price per December 31, 2013.

Allowance for doubtful accounts
ASMI maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. This allowance is based on historical experience, credit evaluations, specific customer collection history and any customer-specific issues ASMI has identified. Changes in circumstances, such as an unexpected adverse material change in a major customer’s ability to meet its financial obligation to ASMI or its payment trends, may require us to further adjust our estimates of the recoverability of amounts due to ASMI, which could have an adverse material effect on ASMI’s financial condition and results of operations. On December 31, 2013 the allowance for doubtful accounts amounted to €0.1 million compared to total accounts receivable of €83.0 million.

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

On December 31, 2013 our allowance for inventory obsolescence amounted to €25.6 million, which is 24.5% of our total inventory. If circumstances related to our inventories change, our estimate of the values of inventories could materially change. On December 31, 2013, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of €13.1 million.

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

	December 31,
	2012	2013
Expected life (years)	7.0	7.0
Risk free interest rate	3.28%	2.93%
Dividend yield	0.64	0.90%
Expected volatility	41.98%	41.52%

Income taxes
We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. We have established a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will not be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. On December 31, 2013, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of €70.0 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2013 is not realizable, this would result in an additional valuation allowance and an income tax expense of €0.5 million.

Consistent with the provisions of ASC 740, as of December 31, 2013, ASMI has a liability of unrecognized tax benefits of €0 million (2012: €22.5 million). A reconciliation of the beginning balance on January 1, 2013 and the ending balance on December 31, 2013 of the liability for unrecognized tax benefits is as follows:

Balance January 1, 2013	22,511
Deconsolidation ASMPT	(22,325)
Foreign currency translation effect	(186)
Balance December 31, 2013	—

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

Results of operations
The following table shows certain Consolidated Statement of Operations data as a percentage of net sales for our Front-end and Back-end segments for the years 2011, 2012 and 2013:

	Year ended December 31,
	Front-end			Back-end			Total
	2011	2012	2013	2011	2012	2013 -1-	2011	2012	2013 -1-
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(62.2)	(66.4)	(61.0)	(66.2)	(69.9)	(76.1)	(65.0)	(68.9)	(65.0)
Gross profit	37.8	33.6	39.0	33.8	30.2	23.9	35.0	31.1	35.0
Selling, general and administrative expenses	(13.4)	(17.3)	(15.5)	(9.7)	(13.1)	(15.9)	(10.7)	(14.2)	(15.6)
Research and development expenses	(10.7)	(15.8)	(12.9)	(6.9)	(8.6)	(10.7)	(7.9)	(10.5)	(12.3)
Amortization of other intangible assets	—	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Impairment of PP&E	—	—	—	(0.7)	—	—	(0.5)	—	—
Gain bargain purchase	—	—	—	9.3	—	—	6.6	—	—
Restructuring expenses	—	(0.2)	(0.6)	—	—	—	—	(0.1)	(0.4)
Earnings from operations	13.7	0.2	9.9	25.9	8.4	(2.7)	22.5	6.2	6.6
Net interest income (expense)	(2.7)	(2.8)	(0.4)	0.1	—	(0.2)	(0.6)	(0.7)	(0.3)
Accretion of interest convertible	(1.0)	(1.2)	—	—	—	—	(0.3)	(0.3)	—
Revaluation conversion option	(1.0)	—	—	—	—	—	(0.3)	—	—
Gain (expense) resulting from early extinguishment of debt	(0.2)	(0.6)	—	—	—	—	—	(0.2)	—
Foreign currency exchange gains (losses)	1.8	(0.8)	(2.0)	(0.2)	(0.1)	0.5	0.3	(0.3)	(1.3)
Result from investments	—	(0.2)	222.0	—	—	—	—	(0.1)	163.9
Earnings (loss) before income taxes and dilution	10.6	(5.5)	229.6	25.7	8.3	(2.4)	21.6	4.7	168.9
Income tax income / (expense)	(1.0)	(2.4)	(2.1)	(2.7)	(1.7)	(1.0)	(2.2)	(1.9)	(1.8)
Net earnings (loss)	9.8%	(7.9)%	227.5%	23.0%	6.6%	(3.4)%	19.4%	2.9%	167.0%
Allocation of net earnings (loss)
Shareholders of the parent							11.4%	0.5%	167.5%
Minority interest							7.9%	2.4%	(0.4)%

1-     The year 2013 includes the results of the Back-end segment for the period January 1- March 15, the date of deconsolidation.

Year ended December 31, 2013 compared to Year ended December 31, 2012

Results
The following supplemental table shows operating performance measures of the Company had ASMPT been an equity accounted investment beginning January 1, 2012.  Although management feels that this information is useful to help users assess the continuing impact that the sale of ASMI’s controlling interest in ASM PT will have on ASMI, these results might not necessarily be indicative of future results. In addition any fair value gains realized on the deconsolidation of ASMPT have been removed from these supplemental performance measures.

The following table shows the operating performance for the year 2013, compared to the year 2012:

	Comparable
EUR million	2012	2013	Change
New orders	360.1	479.6	33%
Backlog	91.7	114.8	25%
Book-to-bill	1.0	1.1

Net sales	370.4	452.0	22%
Gross profit	124.5	176.2	42%
Gross profit margin %	33.6%	39.0%

Selling, general and administrative expenses	(64.4)	(70.7)	10%
Research and development expenses	(58.7)	(58.3)	(1)%
Restructuring expenses	(0.9)	(2.5)	n/a

Operating result	0.5	44.7	44.2
Operating margin %	0.1%	9.9%

Financing costs	(20.0)	(10.7)	9.3
Income tax	(9.0)	(9.5)	(0.5)
Result from investments	35.5	20.9	(14.6)

Net earnings excluding remeasurement gain, realized gain on sale of ASMPT shares, amortization, impairment and fair value adjustments	7.1	45.5	38.4

Net earnings per share excluding remeasurement gain, realized gain on sale of ASMPT shares, amortization, impairment and fair value adjustments	€0.13	€0.71	€0.58

Net sales
Comparable net sales, reflecting the Front-end sales, for the full year 2013 increased with 22%. This increase was mainly driven by higher ALD and PEALD sales.The impact of currency changes was a decrease of 4%.

Total net sales developed as follows:

	Full year
EUR million	2012	2013	% Change
Front-end	370.4	452.0	22%
Back-end (for 2013 reflecting the period January 1- March 15)	1,047.7	160.3	(85)%
ASMI consolidated	1,418.1	612.3	(57)%

The backlog at the end of December increased with 25% to a level of €115 million, compared to December 31 last year. The book-to-bill was 1.1.

The following table shows the level of new orders for the full year 2013 and the backlog for the same period of 2012 of our Front-end segment:

	Full Year
EUR million	2012	2013	% Change
Backlog at the beginning of the year	105.1	91.7	(13)%
New orders	360.1	479.6	33%
Net sales	(370.4)	(452.0)	22%
FX-effect	(3.2)	(4.4)
Backlog as per reporting date	91.7	114.8	25%
Book-to-bill ratio (new orders divided by net sales)	1.0	1.1

Gross profit
The comparable gross profit for the full year 2013 increased with 42%. This increase resulted from positive mix effects and improved efficiency. The impact of currency changes on gross profit was a decrease of 6% year-over-year. The gross profit margin as a percentage of sales improved from 33.6% for 2012 to 39.0% for 2013.

Total gross profit developed as follows:

	Full year
	Gross profit		Gross profit margin		Increase or (decrease) percentage points
EUR million	2012	2013	2012	2013
Front-end	124.5	176.2	33.6%	39.0%	5.4ppt
Back-end (for 2013 reflecting the period January 1- March 15)	315.9	38.4	30.2%	24.0%	(6.2)ppt
ASMI consolidated	440.4	214.6	31.1%	35.0%	3.9ppt

Selling, general and administrative expenses
Comparable selling, general and administrative expenses for the full year 2013 increased with 10% compared to the previous year. As a percentage of sales SG&A was 16%. For the comparable period of 2012 this was 18%. The impact of currency changes on SG&A expenses was a decrease of 3% year-over-year.

Total selling, general and administrative expenses developed as follows:

	Full year
EUR million	2012	2013	% Change
Front-end	64.4	70.7	10%
Back-end (for 2013 reflecting the period January 1- March 15)	137.6	25.6	(81)%
ASMI consolidated	202.1	96.3	(52)%

Research and development expenses
Comparable research and development expenses for the full year, 2013 decreased with 1% compared to the previous year. As a percentage of sales R&D was 13%. For the comparable period of 2012 this was 16%. The impact of currency changes on R&D expenses was a decrease of 7% year-over-year.

Total research and development expenses developed as follows:

	Full year
EUR million	2012	2013	% Change
Front-end	58.7	58.3	(1)%
Back-end (for 2013 reflecting the period January 1- March 15)	90.5	17.1	(81)%
ASMI consolidated	149.2	75.4	(49)%

Restructuring expenses
In the fourth quarter of 2012 we started a cost reduction program in our Front-end operation. We reduced the manufacturing organization in Singapore and our product management organization in Europe and the US with over 100 people. Related to these actions an amounts of €0.9 million and €2.5 million in restructuring expenses were recorded in 2012 and 2013 respectively.

Operating result
Comparable operating result was affected by currency changes with a decrease of 8% year-over-year.
Total operating result developed as follows:

	Full year
EUR million	2012	2013	Change
Front-end:
Before special items	1.4	47.2	45.8
Restructuring expenses	(0.9)	(2.5)	(1.6)
After special items	0.5	44.7	44.2

Back-end (for 2013 reflecting the period January 1- March 15)	87.7	(4.3)	(92.0)

ASMI consolidated	88.3	40.4	(47.9)

Financing costs
Financing costs mainly reflect translation results. A substantial part of ASMI's cash position is denominated in US$ and Korean won.

Results from investments
The sale of the 11.88% stake caused ASMI's cease of control on ASMPT and required deconsolidation of ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions:

•	A sale of a 51.96% subsidiary; and

•	A purchase of a 40.08% associate.

The sale transaction resulted in a substantial gain. This gain consisted of two elements, the realized gain on the sale of the 11.88% stake of €245 million and initially an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion. The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. Both US GAAP and IFRS require that the composition of such a fair value needs to be determined through a purchase price allocation process ('PPA'). This process took place in the second quarter of 2013 and was finalized in the fourth quarter of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

During the period after March 15, 2013 the ASMPT share traded for a longer period below the price at the close of sale. The Company evaluated other factors and concluded the share price decrease to be other than a temporary share price decrease. Consequently the carrying value of our equity method investment in ASMPT was adjusted to reflect the share price on December 31, 2013 (HK$64.90) resulting in an impairment charge of €335 million.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €16.8 million. The annualized amount of this amortization will remain on a level of approximately €22 million until 2017 and then decreases.

The fair value adjustments for inventories and tax related issues had a non-recurring negative impact on net earnings in 2013 of €39.8 million.

For further information on the divestment of ASMPT see Note 3 and 12 to the consolidated financial statements.

Income tax expense
Income tax expenses of €11.1 million (2012: €26.3 million) reflect a effective tax rate of 36.7% excluding the net results on investments. For further information see Note 25 on the consolidated financial statements.

Net earnings allocated to the shareholders of the parent developed as follows:

	Full year
EUR million	2012	2013	Change
Front-end:
Before special items	(26.1)	27.1	53.2
Early extinguishment of debt	(2.2)	—	2.2
Restructuring expenses	(0.9)	(2.5)	(1.6)
After special items	(29.1)	24.6	53.7

Back-end:
Until March 15, 2013 consolidated	36.3	(2.8)	(39.1)
As from March 16, 2013 as a 40% investment	—	23.7	23.7
Total	36.3	20.9	(15.4)

Realized gain on the sale of 11.88% of the ASMPT shares	—	242.8	242.8
Unrealized remeasurement gain including amortization and impairment on the remaining 40% of the ASMPT shares	—	763.5	763.5

Total net earnings allocated to the shareholders of the parent	7.2	1,051.8	1,044.6

Cash flow

Consistent with the adjustments applied to the operating performance measures , the following supplemental cash flow and balance sheet information of the Company has been adjusted to reflect ASM PT as an equity accounted investment beginning January 1, 2012.

The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

	Comparable
EUR million	2012	2013
Net earnings	7.1	1,051.9
Adjustments to cash from operating activities
Depreciation and amortization	18.8	20.7
Income tax	4.2	6.6
Amortization PPA intangibles and fair value adjustments	—	(1,006.4)
Result from investments	(35.5)	(20.9)
Other adjustments	9.8	4.5

Changes in other assets and liabilities
Accounts receivable	32.3	(26.5)
Inventories	(7.9)	7.7
Accounts payable	(16.0)	3.2
Other assets and liabilities	(12.3)	6.9
Net cash provided (used) by operating activities	0.5	47.6

Capital expenditures	(21.6)	(6.9)
Other	(2.0)	(0.3)
Net cash provided (used) in investing activities	(23.7)	(7.2)

Loans	(27.0)	—
Purchase treasury shares	(40.6)	—
Shares issued	2.2	5.8
Dividend paid and capital repaid to shareholders ASMI	(27.5)	(301.2)
Dividend received from investments	29.5	10.3
Net cash provided (used) in financing activities	(63.4)	(285.1)

Balance sheet
The following table shows the balance sheet on a comparable basis. The ASMPT numbers have been deconsolidated and ASMI's share in the net assets of ASMPT is reported as investment:

	Comparable per December 31,
EUR million	2012	2013
Cash and cash equivalents	145.1	312.4
Accounts receivable	62.6	83.0
Inventories	122.1	104.5
Other current assets	20.3	18.1
Total current assets	350.0	518.0

Investments and associates	373.7	944.0
Property, plant and equipment	63.8	56.5
Goodwill	11.6	11.4
Other non-current assets	34.2	21.3
Total non-current assets	483.3	1,033.2

Total assets	833.4	1,551.2

Accounts payable	45.2	44.8
Other current liabilities	42.7	56.6
Total current liabilities	87.9	101.5

Pension liabilities	3.6	2.5
Total non-current liabilities	3.6	2.5

Shareholders' equity	741.9	1,447.2

Total liabilities and shareholders' equity	833.4	1,551.2

Comparable net working capital consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased to a level of €109 million compared to €114 million as per December 31, 2012. The number of outstanding days of working capital, measured against quarterly sales decreased from 110 days at December 31, 2012 to 77 days on December 31, 2013.

Sources of liquidity
On December 31, 2013, the Company’s principal sources of liquidity consisted of €312 million in cash and cash equivalents and €150 million in undrawn bank lines. In December 2013 ASMI extended its credit facility till 2018.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net sales
The following table shows net sales of our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR million)	Full year
	2011	2012	% Change
Front-end	456.1	370.4	(19)%
Back-end	1,178.3	1,047.7	(11)%
ASMI consolidated	1,634.3	1,418.1	(13)%

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

Gross profit margin
The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR million)	Full year
	Gross profit		Gross profit margin		Increase or (decrease) percentage points
	2011	2012	2011	2012
Front-end	172.3	124.5	37.8%	33.6%	(4.2)ppt
Back-end	398.3	315.9	33.8%	30.2%	(3.6)ppt
ASMI consolidated	570.6	440.4	34.9%	31.1%	(3.8)ppt

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

(EUR million)	Full year
	2011	2012	% Change
Front-end	61.2	64.4	5%
Back-end	113.8	137.6	21%
ASMI consolidated	175.0	202.1	15%

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

Earnings from operations
The following table shows earnings from operations for our Front-end and Back-end segments for the full year 2012 compared to the same period in 2011:

(EUR million)	Full year
	2011	2012	Change
Front-end
Before special items	62.6	1.4	(61.2)
Restructuring	—	(0.9)	(0.9)
After special items	62.6	0.5	(62.1)
Back-end
Before special items	203.7	87.7	(116.0)
Impairment charges	(8.0)	—	8.0
Gain bargain purchase SEAS	109.3	—	(109.3)
After special items	304.9	87.7	(217.2)
ASMI consolidated	367.5	88.3	(279.2)

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

Loss resulting from early extinguishment of debt
On October 3, 2012 we announced the redemption per November 27, 2012 of all outstanding principal balance of our 6.50% Convertible Subordinated Notes due 2014, which resulted in the conversion of almost all outstanding notes prior to the redemption date. The loss from the early extinguishment of the notes of €2,2 million, which reflects the write-off of unamortized debt issuance costs, has been recorded as a loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2012.

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

Net earnings allocated to the shareholders of the parent
The following table shows net earnings for our Front-end and Back-end segments for the full year 2012, compared to the same period in 2011:

(EUR million)	Full year
	2011	2012	Change
Front-end
Before special items	49.7	(26.1)	(75.8)
Restructuring	—	(0.9)	(0.9)
Loss from early extinguishment of debt	(0.8)	(2.2)	(1.4)
Fair value change conversion options	(4.4)	—	4.4
After special items	44.5	(29.1)	(73.6)
Back-end
Before special items	89.4	36.3	(53.1)
Impairment charges	(4.2)	—	4.2
Gain bargain purchase SEAS	57.0	—	(57.0)
After special items	142.2	36.3	(105.9)
ASMI consolidated, total earnings1)	186.8	7.2	(179.6)

1)Allocated to the shareholders of the parent.

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

Cash flow front-end segment
Net cash provided by operations in 2013 was €47.6 as compared to €0.5 million for 2012. Net cash used for investing activities in 2013 was €7.2 million compared to an amount of €23.7 million used for investing activities in 2012. Net cash used in financing activities in 2013 was €285.1 million compared to €63.4 million for the same period in 2012.

Debt
In December 2013 we finalized the extension of ASMI’s existing standby revolving credit facility. The maturity date of the credit commitment of €150 million was extended from July 31, 2014 until December 31, 2018.

See notes 4, 13, 16, 17 and 22 to our consolidated financial statements for discussion of our funding, treasury policies and our long-term debt.

Liquidity
On December 31, 2013, the Company’s principal sources of liquidity consisted of €312 million in cash and cash equivalents and €150 million in undrawn bank lines. The Company is free of debt.

For the most part, our cash and cash equivalents are not guaranteed by any governmental agency. We place our cash and cash equivalents with high quality financial institutions to limit our credit risk exposure.

Working capital
Comparable net working capital consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from €114 million December 31, 2012 to €109 million on December 31, 2013. The number of outstanding days of working capital, measured based on quarterly sales, decreased from 110 days on December 31, 2012 to 77 days on December 31, 2013.

Pension plans
The Company’s employees of the Front-end segment in the Netherlands, approximately 140 employees, participate in a multi-employer union plan ”Bedrijfstakpensioenfonds Metalektro” (“PME”) determined in accordance with the collective bargaining agreements effective for the industry in which ASMI operates. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,300 companies and 147,000 contributing members. ASMI’s contribution to the multi-employer union plan is less than 5.0% of the total contribution to the plan as per the annual report for the year ended December 31, 2012. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan assets to its obligations. This coverage ratio must exceed 104.3% for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

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

The coverage ratio of the multi-employer union plan increased to 103.4% as of December 31, 2013 (December 31, 2012: 93.9%). Because of the low coverage ratio, PME prepared and executed a so-called “Recovery Plan” which was approved by "De Nederlandsche Bank", the Dutch central bank, which is the supervisor of all pension companies in the Netherlands. Due to the low coverage ratio and according the obligation of the “Recovery Plan” the pension premium percentage is 24.1% in 2013 (2012: 24.0%). The coverage ratio is calculated by dividing the plan assets by the total sum of pension liabilities and is based on actual market interest.

ASM Pacific Technology
Our Back-end segment, which is conducted through ASM Pacific Technology ("ASMPT"), our 40%-owned subsidiary on December 31, 2013 had a debt of €65 million. The cash resources and borrowing capacity of ASMPT are not available to our Front-end segment.

We historically relied on dividends from ASMPT for a portion of our cash flow for use in our Front-end operations. Cash dividends received from ASMPT during 2011, 2012 and 2013 were €86.9 million, €29.6 million and €10.3 million, respectively.

Although certain directors of ASMPT are directors of ASM International, ASMPT is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a substantial shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASMPT at the end of 2013 was approximately €971 million (39.94%). At the end of 2012 this was approximately €1,913 million (51.96%).

C. Research and development, patents and licenses

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

The following table shows the level of new orders during 2012 and 2013, and the backlog and book-to-bill ratios on December 31, 2012 and 2013 for our Front-end activities:

(EUR million, except book-to-bill ratio)	Full year
	2012	2013	% Change
Front-end:
New orders	360.1	479.6	33%
Backlog at December 31	91.7	114.8	25%
Book-to-bill ratio (new orders divided by net sales)	1.0	1.1

Outlook

We have developed forecasts and projections of cash flows and liquidity needs for the upcoming year. This takes into account the current market conditions, reasonably possible changes in trading performance based on such conditions, and our ability to modify our cost structure as a result of changing economic conditions and sales levels. We have also considered in the forecasts the total cash balances amounting to €312 million as of December 31, 2013; the ability to renew debt arrangements and to access additional indebtedness; and whether or not we will maintain compliance with our financial covenants. Based on this, we believe that our cash on hand at the end of 2013 is adequate to fund our operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next twelve months.

E. Off-balance sheet arrangements

We have contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements. Other contractual arrangements, such as operating lease commitments and purchase obligations, are not generally required to be recognized as liabilities on our consolidated balance sheet, but are required to be disclosed.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of December 31, 2013 aggregated by type of contractual obligation:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	20,727	4,857	7,080	5,130	3,660
Pension liabilities	4,777	209	650	1,122	2,796
Purchase obligations:
Purchase commitments to suppliers	48,982	48,982	—	—	—
Capital expenditure commitments	458	458	—	—	—
Unrecognized tax benefits (ASC 740)	—	—	—	—	—
Total contractual obligations	74,944	54,506	7,730	6,252	6,456

For a further discussion of our contractual obligations see Notes 13, 16, 17, 20, 22 and 25 to our Consolidated Financial Statements, which are incorporated herein by reference.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The members of our Supervisory Board and Management Board and our other senior manager are as follows:

Name	Position	Year of Birth	Term Expires
Jan C. Lobbezoo -1- -2-	Chairman of the Supervisory Board	1946	2017
Johan M.R. Danneels -2-	Member of the Supervisory Board	1949	2016
Heinrich W. Kreutzer -1-	Member of the Supervisory Board	1949	2014
Martin C.J. van Pernis -2-	Member of the Supervisory Board	1945	2014
Ulrich H.R. Schumacher -1-	Member of the Supervisory Board	1958	2016
Charles D. (Chuck) del Prado	Chairman of the Management Board, President and Chief Executive Officer	1961	2014
Peter A.M. van Bommel	Member of the Management Board and Chief Financial Officer	1957	2014

(1)	Member of Audit Committee.

(2)	Member of Nomination, Selection and Remuneration Committee.

Jan C. Lobbezoo was elected a member of the Supervisory Board in May 2009, reappointed on May 16, 2013 for a period of four years, and Chairman of the Supervisory Board since July 2013. Mr Lobbezoo was Executive Vice President and Chief Financial Officer of the semiconductor division of Royal Philips Electronics from 1994 to 2005. He was a member of the Board of Taiwan Semiconductor Manufacturing Company (TSMC) for 12 years until 2007 and remains its adviser, specifically in the areas of US corporate governance, international reporting and financial review. Until end December 2013 he was on the Supervisory Board of Mapper Lithography BV (Chairman). He is on the Board of FEI, a US-based nanotechnology equipment company, and on the One-tier Board of TMC Group NV (Non-Executive Member). He is also on the Supervisory Board of Mutracx BV (Chairman), Salland Engineering BV (Chairman), ALSI NV and Point One Innovation Fund (Chairman). He holds a Master's degree in Business Economics from Erasmus University Rotterdam, the Netherlands and is a Dutch Registered Accountant.

Johan M.R. Danneels was initially elected a member of the Supervisory Board in May 2000 and was reappointed on May 15, 2012 for a period of four years. Mr Danneels is Chief Executive Officer at Essensium, the company he founded in 2005 as a spin-off from the IMEC (Interuniversity Microelectronics Centre) research institute. He was Chairman of IMEC from 2000 to 2005. Prior to that he spent 25 years at Alcatel. He held several management positions for all major product lines, was Corporate Executive Vice President of Alcatel NV, Chief Executive Officer of Alcatel Microelectronics and, most recently, Group Vice President of STMicroelectronics. He holds a PhD in Engineering from the Catholic University of Leuven, Belgium and an MBA from Boston University.

Heinrich W. Kreutzer was initially elected a member of the Supervisory Board in November 2006 and was reappointed on May 20, 2010 for a period of four years. Between 1999 and 2003, Mr Kreutzer was a member of the Management Board as Chief Operating Officer and Chief Technology Officer of Alcatel Germany. From 2004 to 2006, he was Managing Director of Kabel Deutschland GmbH in Munich, Germany. Prior to that he worked at several companies including General Telephone & Electronics in Waltham, US and Alcatel in Stuttgart, Germany. Mr Kreutzer is currently on the Board of Directors of Micronas Semiconductor AG (Chairman) in Zurich, Switzerland, Micronas Semiconductor GmbH (Chairman) in Freiburg, Germany and BKtel Communications GmbH (Chairman), Germany. He holds a Master's degree in Engineering and a Master's degree in Economics, and studied at the Technical University of Berlin and the University of Hagen, Germany.

Martin C.J. van Pernis was elected a member of the Supervisory Board in May 2010. Mr Van Pernis joined Siemens in 1971 and retired from the Siemens Group at the end of 2009 as Chairman of the Management Board of Siemens Nederland NV. He is on the Supervisory Board of Batenburg Techniek NV (Chairman), Dutch Space BV – a subsidiary of EADS (Chairman), Aalberts Industries NV (Vice Chairman), Feyenoord Rotterdam NV, GGZ Delfland (Chairman), Sint Franciscus Vlietland Groep (Chairman), The Platform "Vernieuwing Bouw" (Chairman) and President of The Royal Institute of Engineers – KIVI.

Ulrich H.R. Schumacher was initially elected a member of the Supervisory Board in May 2008 and was reappointed on May 15, 2012 for a period of four years. Currently Mr Schumacher is Chairman of the Executive Board and CEO of Zumtobel AG. From 1986 to 1999, he held various engineering and management positions at Siemens AG. Between 1996 and 1999, he was CEO and President of Siemens Semiconductor Group, and became President and CEO of Infineon Technologies AG after the spin-off from Siemens Semiconductor Group in 1999. From 2004 to 2007, he was a Partner at Francisco Partners, a private equity investment company based in the US. Between 2007 and 2010, he was the CEO and President of Grace Semiconductor Manufacturing Corporation. Most recently he was Managing

Director of CGS Ds. Till February 2013 he was on the Supervisory Board of Siano Mobile Silicon. He is on the Supervisory Board of PACT XPP Technologies AG (Chairman). He holds a PhD in Electrical Engineering from the University of Aachen, Germany and has completed further education in Business Administration.

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

B. Compensation

For information regarding remuneration of members of our Management Board and Supervisory Board, see Note 29 to our Consolidated Financial Statements, which is incorporated herein by reference.

For further information regarding remuneration of members of our Management Board, see our Remuneration Policy and Remuneration Reports, which are posted on our website (www.asm.com).

We have granted stock options to certain key employees. For information regarding such options see Note 19 to our Consolidated Financial Statements, which is incorporated herein by reference.

C. Board practices

Under Dutch law, the Supervisory Board has the duty to supervise and advise the Management Board. Persons nominated by the Supervisory Board to be appointed by the shareholders to the Supervisory Board are elected if they receive a majority of the votes cast at a meeting of shareholders. Nominees to the Supervisory Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at a meeting, which affirmative votes represent at least one third of our issued capital. A resolution to remove a member of the Supervisory Board, other than in accordance with a proposal of the Supervisory Board, shall require the affirmative vote of a majority of the votes cast, which affirmative votes represent at least one third our issued capital. The Supervisory Board members serve a four year term and may be re-elected after each term. The Supervisory Board members may be re-elected twice.

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

The Audit Committee of the Supervisory Board has a supervisory task with regard to monitoring the integrity of our financial reports and risk management. The Audit Committee consists of Mr Kreutzer (Chairman), Mr Lobbezoo and Mr Schumacher. The Audit Committee supervises the activities of the Management Board with respect but not limited to:

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

The Nomination, Selection and Remuneration committee of the Supervisory Board advises the Supervisory Board on matters relating to the selection and nomination of the members of the Management Board and Supervisory Board. The committee further monitors and evaluates the remuneration policy for the Management Board. This committee consists of Mr Van Pernis (Chairman), Mr Danneels and Mr Lobbezoo.

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

There are no Director's service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

D. Employees

As of December 31, 2013, we had 1,503 employees, including 315 employees primarily involved in research and development activities, 264 in marketing and sales, 519 in customer service, 156 in finance and administration, and 249 in manufacturing.

The following table lists the total number of our employees and the number of our employees in our Front-end and Back-end business at the dates indicated, exclusive of temporary workers:

Geographic Location	December 31, 2011			December 31, 2012			December 31, 2013
	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total
Europe:
- The Netherlands	165	9	174	176	3	179	139	—	139
- EMEA	157	883	1,040	171	917	1,088	163	—	163
United States	457	87	544	535	92	627	533	—	533
Japan	182	21	203	177	22	199	174	—	174
South East Asia	670	13,563	14,233	577	14,734	15,311	494	—	494
Total	1,631	14,563	16,194	1,636	15,768	17,404	1,503	—	1,503

The Back-end segment, ASMPT, employed 14,400 persons as of December 31, 2013.

Our Dutch operations, which employed 140 persons as of March 14, 2014, is subject to standardized industry bargaining under Dutch law, and is required to pay wages and meet conditions established as a result of negotiations between all Dutch employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Dutch facilities meet as required by Dutch law with a works council consisting of elected representatives of the employees to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good.

E. Share ownership

Information with respect to shares and options held by members of our Supervisory Board and Management Board is included in Item 7, “Major Shareholders and Related Party Transactions” and Notes 29 and 30 to our Consolidated Financial Statements, which are incorporated herein by reference. With the exception of Mr Chuck del Prado, as of March 14, 2014, none of the members of our Supervisory Board or Management Board owned beneficially more than 1% of our outstanding common shares.

We maintain various stock option plans for the benefit of our employees. For information about our stock option plans, see Note 19 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 7. Major shareholders and related party transactions

A. Major shareholders

The following table sets forth information with respect to the ownership of our common shares as of March 14, 2014 by each beneficial owner known to us of more than 3% of our common shares:

	Number of Shares	Percent	Number of voting rights	Percent -1-
Arthur H. Del Prado -2-	11,346,323	17.88%	11,346,323	17.88%
J.P. Morgan Chase & Co -3-	8,174,520	12.88%	8,174,520	12.88%
Aberdeen Asset Managers -4-	—	—%	3,132,133	4.93%
Capital Research & Management Company -5-	—	—%	3,088,541	4.89%
Eminence Capital, LLC -6-	2,136,700	3.38%	2,136,700	3.38%
Norges Bank -7-	2,037,773	3.22%	2,037,773	3.22%
Massachusetts Financial Services Company -8_	1,898,112	3%	2,506,569	3.97%
 ___________________

(1)	Calculated on the basis of 63,527.915 Common Shares outstanding as of March 14, 2014, and without regard to options.

(2)
Includes 3,039 common shares owned by Stichting Administratiekantoor ASMI, a trust controlled by Mr Arthur H. del Prado and 713,000 common shares beneficially owned by Mr Chuck D. del Prado, Mr Arthur H. del Prado’s son.

(3)
Of the share capital interest and voting rights held by J.P. Morgan Chase & Co 4,922,724 shares are indirect actual and 3,251,796 are indirect potential. Based on the notification filed with the AFM on January 10, 2014.

(4)	Aberdeen Asset Managers holds 3,132,133 voting rights but no corresponding share capital interest. Based on the AFM notification dated March 6, 2014.

(5)	Capital Research & Management Company holds 3,088,541 voting rights but no share capital interest. Based on the AFM notification dated October 10, 2013.

(6)	Based on the notification filed with the AFM on December 13, 2013.

(7)	Of the share capital interest and voting rights that Norges Bank holds 1,816,984 shares are direct actual and 220,789 are direct potential. Based on the AFM notification dated December 31, 2013.

(8)
Massachusetts Financial Services Company capital interest amounts to 1,829,905 shares held directly actual and 68,206 shares indirectly actual. Of the voting rights 1,990,252 are direct actual and and 516,317 indirect actual. Based on the notification dated August 20, 2013.

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

Pursuant to the Dutch Financial Supervision Act ('Wet op het financieel toezicht' or 'Wft'), legal entities as well as natural persons must immediately notify the Dutch Authority for the Financial Markets ("AFM") when a shareholding equals or exceeds 3% of the issued capital (before July 1, 2013 this was 5%). The AFM must be notified again when this shareholding subsequently reaches, exceeds or falls below a threshold. This can be caused by the acquisition or disposal of shares by the shareholder or because the issued capital of the issuing institution is increased or decreased. Thresholds are: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The AFM incorporates the notifications in the public register, which is available on its website. Failure to disclose the shareholding qualifies as an offense, and may result in civil penalties, including suspension.

On May 28, 1997, we entered into an agreement with Stichting Continuïteit ASM International ("Stichting"), pursuant to which Stichting was granted an option to acquire up to a number of our preferred shares corresponding with a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise of the option. Stichting is a non-membership organization organized under Netherlands law. The objective of Stichting is to serve the interests of the Company. To that objective Stichting may, amongst others, acquire, own and vote our preferred shares in order to maintain our independence and/or continuity and/or identity. The members of the board of Stichting are:

Jan Klaassen (Chairman)	Emeritus Professor, Vrije Universiteit Amsterdam
Dick Bouma	Retired Chairman Board Pels Rijcken & Droogleever Fortuijn
Rinze Veenenga Kingma	President Archeus Consulting BV

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

Of our 63,527,915 outstanding common shares at March 14, 2014, 2,142,039 are registered with us in the Netherlands, 58,694,875 are registerd with our transfer agent in the Netherlands, ABN AMRO Bank NV and 2,690,998 are registered with our transfer agent in the United States, Citibank, NA, New York. Our common shares registered with Citibank, NA, New York are listed on the NASDAQ Global Select Market under the symbol “ASMI.” As of March 14, 2014 there were approximately 113 record holders of our common shares registered with Citibank. ASM's Ordinary Shares are listed on NYSE Euronext in Amsterdam (symbol: ASM) and also trade on NASDAQ (symbol: ASMI).

B. Related party transactions

For information regarding related party transactions, see Note 30 to our Consolidated Financial Statements, which is incorporated herein by reference.

C. Interest of Experts & Counsel

Not applicable.

Item 8. Financial information

A. Consolidated statements and other financial information

Consolidated financial statements
See Item 18, “Financial Statements.”

Legal proceedings
See Item 4.B., “Business Overview” and Note 21 to our Consolidated Financial Statements, which is incorporated herein by reference. See also Item 3.D, “Risk Factors - We are subject to various legal proceedings and claims, the outcomes of which are uncertain. If we fail to accurately evaluate the probability of loss or the amount of possible losses, an adverse outcome may materially and adversely affect our financial condition and results of operations.”

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

In 2007, we paid an interim dividend of €0.10 per common share. We did not pay dividends in 2008, 2009, 2010 and in any year prior to 2007. In 2011, we paid a dividend of €0.40 per common share. In 2012 and 2013, we paid a dividend of €0.50 per common share and in July 2013 we paid €4.25 per common share as an extraordinary capital repayment subsequent to the realized gain on the sale of a 12% share in our associate ASMPT. We intend to propose to the forthcoming 2014 Annual General Meeting of Shareholders to declare a dividend of €0.50 per share.

B. Significant changes

In the past we derived a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology ("ASMPT") in our results. ASMPT is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2012, we owned 52% of ASMPT through our wholly-owned subsidiary, ASM Pacific Holding BV and the remaining 48% was owned by the public. In March 2013, we sold a 12% stake so we now own 40% of ASMPT. Accordingly from March 15, 2013, we no longer consolidate ASMPT's results of operations in ours. Instead, our proportionate share of ASMPT’s earnings is reflected as a separate line-item called “results from investments” in our Consolidated Statements of Operations. We are no longer able to consolidate the assets and liabilities of ASMPT and reflect the net investment in ASMPT in the line-item “investments” in our Consolidated Balance Sheet. This event has a significant negative effect on our consolidated earnings from operations, although our net earnings will be reduced only to the extent of the reduction of our ownership interest in ASMPT.

Item 9. The offer and listing

A. Offer and listing details

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Global Select Market and the high and low closing prices as reported on Euronext Amsterdam:

Price range of common shares

	ASMI shares NASDAQ USD		ASMI shares NYSE Euronext Amsterdam EUR
	High	Low	High	Low
Annual Information
2009	$25.75	$6.30	€17.80	€4.92
2010	35.09	19.10	26.50	15.32
2011	44.60	22.23	31.68	16.01
2012	40.35	29.39	32.89	22.64
2013	40.93	30.54	31.30	22.08
Quarterly Information
2012:
First Quarter	$38.84	$29.39	€29.11	€22.64
Second Quarter	39.84	32.52	30.24	25.36
Third Quarter	40.35	33.37	32.89	26.11
Fourth Quarter	36.55	31.73	27.64	24.39
2013:
First Quarter	$40.93	$33.29	€31.30	€25.91
Second Quarter	35.63	30.54	27.58	23.67
Third Quarter	37.88	31.13	25.70	22.08
Fourth Quarter	35.32	31.00	26.14	22.64
Monthly Information
September 2013	$34.70	$31.13	€25.70	€23.59
October 2013	35.32	33.02	26.14	24.32
November 2013	34.02	32.09	25.26	24.05
December 2013	33.34	31.00	24.73	22.64
January 2014	35.21	32.06	25.95	23.54
February 2014	38.43	32.89	28.02	24.40
March 2014 [1]	39.78	37.66	28.82	27.52
 _________________

(1)	Through March 14, 2014.

B. Plan of distribution

Not applicable.

C. Markets

Our common shares are listed on the NASDAQ Global Select Market under the symbol “ASMI” and listed on NYSE Euronext Amsterdam under the symbol “ASM.” See item 9.A. “Offer and listing Details”.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional information

A. Share capital

Not applicable.

B. Memorandum and articles of association

We are registered under number 30037466 in the Commercial Register of the Chamber of Commerce and Industries for Almere, the Netherlands.  The information required by Item 10.B. is incorporated herein by reference to our Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on April 8, 2014 and to our Articles of Association filed as Exhibit 1.1 hereto.

C. Material contracts

None.

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

E. Taxation

Summary of Dutch tax provisions applicable to non-resident shareholders with a particular focus on US shareholders
The statements below briefly summarize the current Dutch tax laws~~.~~ The description is limited to the tax implications for shareholders who neither are nor are deemed to be a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to holders of special classes of shares and should not be interpreted as extending by implication to matters not specifically referred to in this document. As to individual tax consequences, shareholders are advised to consult their own tax advisors.

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

•
The par value of ordinary shares issued to a holder of ordinary shares or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, which is recognized as such for Dutch dividend withholding tax purposes, has been made or will be made; and

•
Partial repayments of paid-in capital, which is recognized as such for Dutch dividend withholding tax purposes, to the extent there are net profits ("zuivere winst"). Exception to this rule may apply in case the general meeting of our shareholders has decided in advance to make such repayment and the par value of the ordinary shares concerned has been reduced by an amount equal to the repayment by way of an amendment to the Articles of Association.

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

Under the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “US Tax Treaty”) currently in effect, dividends we pay to a corporate holder of our common shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes but who is a resident of the United States as defined in the US Tax Treaty may be eligible for a reduction of the 15% Netherlands withholding tax. In the case of certain US corporate shareholders owning at least 10% of ASM International voting power, the Netherlands withholding tax may be reduced to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. A full exemption of Netherlands withholding tax is applicable for a US corporate shareholder owning at least 80% of voting power in the Company for a period of at least twelve months prior to the distribution, provided that this shareholder meets specific tests of the limitation of benefits clause of the US Tax Treaty. The US Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 15% and are required to file an application for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may only claim the benefits of the US Tax Treaty if:

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

Income tax and corporate income tax on dividends
A non-resident individual or corporate shareholder will not be subject to Dutch income tax with respect to dividends distributed by us or with respect to capital gains derived from the sale, disposal or deemed disposal of our common shares, provided that:

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

Generally, a non-resident holder will have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, alone or together, directly or indirectly:

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

The same criteria apply to a non-resident entity, save for the extension to partners, certain other relatives, and certain persons sharing the holder’s household.

Gift and inheritance tax
In principle, liability for Dutch gift tax or inheritance tax arises in respect of any gifts of common shares by or inheritance of common shares from any person or legal entity who resides in the Netherlands at the time of the gift or death.

A gift or inheritance of common shares from a non-resident shareholder will not be subject to Dutch gift and inheritance tax, provided that the non-resident shareholder makes a gift of shares and does not die within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands at the time of his death.

For Dutch gift and inheritance purposes, a gift that is made under a condition precedent is deemed to have been made at the moment such condition precedent is satisfied. If the condition precedent is fulfilled after death of the donor, the gift is deemed to be made upon the dead of the donor.
For Dutch gift and inheritance purposes (i) a gift by a trust, will be construed as a gift by the settlor, and (ii) upon the death of the settlor, as a rule, his/her beneficiaries, will be deemed to have inherited directly from the settlor. Subsequently, the beneficiaries will be deemed the settlor of the trust for purposes of the Dutch gift and inheritance tax in case of subsequent gifts or inheritances.

United States federal income taxation
Any US tax advice contained herein was not intended or written to be used, and cannot be used, by the recipient for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code or applicable state or local provisions.
The following is a general description of select US federal income tax consequences of the ownership and disposition of our common shares by a US holder (as defined below). This summary only applies to “US holders” (as defined below) that hold their shares as capital assets. This discussion does not purport to be a comprehensive description of all US federal income taxation considerations that may be relevant to holders of shares in view of their particular circumstances, and does not deal with holders subject to special rules, such as, but not limited to, the alternative minimum tax provisions of the Internal Revenue Code of 1986 (“Internal Revenue Code”) or the Internal Revenue Code’s provisions applicable to dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, certain financial institutions, tax-exempt organizations, tax-qualified employer plans and other tax-qualified accounts, insurance companies, persons that actually or constructively own 10% or more of our voting stock, persons holding common shares as part of a straddle, hedging, conversion or constructive sale transaction or holders of common shares whose “functional currency” is not the US dollar. This discussion does not address US state and local or any other non-US federal income tax consequences of the ownership and disposition of our common shares by a US holder.

This discussion is based on the Internal Revenue Code, as amended to the date hereof, final, temporary and proposed US Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, any or all of which could be changed subsequent to the date of this summary, possibly with retroactive effect. Any such change could affect the tax consequences described in this summary. We will not update this summary to reflect any such changes after the date of this annual report. In addition, there can be no assurance that the Internal Revenue Service will not challenge any tax treatment that is based upon or consistent with any discussion of tax consequences described in this summary, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the US federal income tax consequences of acquiring or holding common shares. Prospective holders of shares should consult their own tax advisors as to the application of the US federal income tax laws to their particular situation, as well as to any tax consequences that may arise under the US federal estate or gift tax laws or under any state, local or foreign tax laws with respect to the ownership and disposition of our common shares.
The following discussion is a summary of the tax rules applicable to US holders of common shares and does not consider any US federal income tax consequences to non-US holders. As used in this summary, “US holder” means a beneficial owner of common shares that is (i) an individual citizen or resident alien of the United States (as defined for US federal income tax purposes), (ii) a corporation (or any other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or (b) a valid election is in place to treat the trust as a US person. A “non-US holder” is a beneficial owner of common shares that is not a US holder as so defined herein.

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

Any US holder that is also an exempt organization may be subject to other US rules specifically applicable to exempt organizations and such investors should consult their own tax advisors on the US federal income tax consequences to holding shares in the company.

Taxation of dispositions
A US holder will recognize gain or loss for US federal income tax purposes upon a taxable sale or other disposition of common shares. The amount of such gain or loss will equal the difference between the amount realized by the US holder and the US holder’s adjusted tax basis in the common shares. For these purposes, a US holder’s adjusted tax basis in the common shares generally will equal the US dollar cost of the common shares to the US holder. Subject to the controlled foreign corporation rules and passive foreign investment company rules described below, gain or loss realized by a US holder on a sale or other disposition of common shares generally will be treated as capital gain or loss, and will be long-term capital gain or loss if the common shares were held for more than one year as of the date of the sale or other disposition. Except in certain circumstances, any such gain generally will be treated as US source income for US foreign tax credit purposes. Net long-term capital gain recognized by a US holder who is an individual generally is subject to reduced rates of taxation. The deduction of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors in this regard.

If we repurchase our common shares, the repurchase may qualify to be treated as a sale or exchange of the common shares subject to the rules discussed above. However, under certain circumstances as provided in Section 302 of the Internal Revenue Code, the repurchase may be treated fully or partially as a dividend taxable as described below under “Taxation of Distributions.” US holders should consult their own tax advisors concerning the US federal income tax consequences of our repurchase of their common shares.

Taxation of distributions
Subject to the anti-deferral tax rules described below, the gross amount (before reduction for Netherlands withholding taxes) of any distribution actually or constructively paid with respect to common shares will be included in the gross income of the US holder as foreign source dividend income to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of the US holder’s adjusted tax basis in the common shares (thereby increasing the amount of gain or decreasing the amount of loss to be recognized on the subsequent disposition of the common shares), and to the extent that such distribution exceeds the US holder’s adjusted tax basis in the common shares such excess will be taxed as capital gain. We do not maintain calculations of our earnings and profits under US federal income tax principles, and therefore it may not be possible to determine whether or to what extent a distribution should be treated as a dividend for US federal income tax purposes. Distributions treated as dividends generally will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code. The availability of this deduction is subject to several complex limitations which are beyond the scope of this summary.

If a US holder receives a dividend in euros, the amount of the dividend for US federal income tax purposes should be the US dollar value of the dividend, determined at the spot rate in effect on the date of such payment, regardless of whether the payment is later converted into US dollars. In the case of such later conversion, the US holder may recognize US source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted to US dollars.

Dividends received by a US holder generally will be taxed at ordinary income rates. However, certain dividends received by individuals through taxable years beginning on or before December 31, 2012, may qualify to be taxed at capital gain rates (0%,15% or 20% depending on the marginal US federal income tax rate applicable to such US holder), provided (i) the recipient has held the underlying stock for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and (ii) the dividends are received from a “qualified foreign corporation.” A non-US corporation (other than a non-US corporation treated as a passive foreign investment company in the taxable year in which the dividend is paid, or the preceding taxable year) generally will be considered to be a “qualified foreign corporation” if (i) the shares of the non-US corporation are readily tradable on an established securities market in the United States or (ii) the non-US corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. We believe that we are, and will continue to be, a “qualified foreign corporation.” Individual US holders should consult their tax advisors regarding the impact of distributions paid with respect to their common shares in light of their particular situations.

Foreign tax credit
Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 15% (see “Summary of Dutch Tax Provisions Applicable to non-resident Shareholders with a particular focus on US Shareholders – Withholding Tax”). Subject to certain conditions and limitations set forth in the Internal Revenue Code, foreign withholding tax paid with respect to dividends on common shares generally will be eligible for credit against a US holder’s US federal income tax liability. Alternatively, a US holder may claim a deduction for the amount of foreign withholding taxes, but only for a year for which the US holder elects to do so with respect to all foreign income taxes. Under current Dutch law, we may be permitted, under limited circumstances, to retain a portion of Netherlands taxes we withhold from dividends paid to our shareholders, rather than pay that portion of the withheld taxes to the taxing authorities in the Netherlands (see “Summary of Dutch Tax Provisions Applicable to Non-resident Shareholders with a particular focus on US Shareholders – Withholding Tax”). This amount generally may not exceed 3% of the total dividend distributed by us during the calendar year and the two preceding calendar years. If we retain a portion of the Netherlands withholding taxes, the retained amount in all likelihood will not qualify as a creditable tax for US federal income tax purposes. We will endeavor to provide US holders with information concerning the extent to which we retain any Netherlands taxes on dividends paid to US holders.

There are two principal classes (passive and general) of income for purposes of calculating foreign tax credit limitations. Dividends will generally constitute “passive category income” but could, in the case of certain US holders, constitute “general category income.” Except in certain circumstances, gain from a sale, exchange or other disposition of our common shares by a US holder will be treated as US source income for foreign tax credit purposes. The rules relating to the determination of the US foreign tax credit are complex and contain certain other limitations. US holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign, including Netherlands, taxes withheld.

Anti-deferral tax rules
The Internal Revenue Code contains various provisions that impose current US federal income tax on the US shareholders of the undistributed income of certain foreign corporations if such corporations derive certain types of passive income and fail to make adequate distribution of profits to their US shareholders. These provisions include the controlled foreign corporation (“CFC”) rules. Other provisions of the Internal Revenue Code impose potentially adverse tax consequences on the US shareholders of a non-US corporation that qualifies as a “passive foreign investment company” (“PFIC). While we do not believe that we should be classified as either a CFC or a PFIC, we are not certain that we can avoid these tax rules because we cannot predict with any degree of certainty the amount and character of our future income or the amount of our common shares any particular US holder will own. Accordingly, we will only briefly summarize those provisions and then only the rules that we believe may have the greatest likelihood of applying to us in the future.

Passive foreign investment company
As a foreign corporation with US holders, we could potentially be treated as a “passive foreign investment company” (“PFIC”) as defined in the Internal Revenue Code.

The PFIC provisions of the Internal Revenue Code can have significant adverse tax effects on US holders. In general, a foreign corporation will be a PFIC with respect to a holder in a particular tax year and for all succeeding tax years if:

•
75% or more of its gross income (including the foreign corporation’s pro rata share of the gross income of any US or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) in a taxable year is passive income (which generally includes interest, dividends and certain rents and royalties); or

•
At least 50% of the average value of the corporation’s gross assets in a taxable year (average determined as of the end of each quarter of the corporation’s taxable year and ordinarily determined based on gross fair market value, including the proportionate share of the assets of any US or foreign company in which the corporation owns or is considered to own 25% or more of the shares by value) produce, or are held for the production of, passive income.

If we are a PFIC for any year during which a US holder holds common shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the US holder holds common shares, unless we cease to meet the requirements for PFIC status and the US holder makes a “deemed sale” election with respect to the common shares. If such election is made, the US holder will be deemed to have sold the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described above. After the deemed sale election, the US holder’s common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently meet the PFIC income and/or asset tests.

If we were a PFIC for a taxable year during which a US holder owned our shares, then a US holder would likely incur increased tax liabilities (possibly including an interest charge) upon the sale or other disposition of our common shares or upon receipt of “excess distributions”. In such case, gain recognized by a US holder on a sale or other disposition of our common shares would be allocated ratably over the US holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest marginal income tax rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Further, the rules provide essentially that any distribution in excess of 125 percent of the average of the annual distributions on common shares received by the US holder during the preceding three years or the US holder’s holding period, whichever is shorter, would be subject to taxation as described above. Although certain elections may be available (including a qualified electing fund election and a mark to market election) to US holders that might mitigate the adverse consequences resulting from PFIC status, in the event we are determined to be a PFIC in the current or a future taxable year we do not anticipate providing US holders with the information necessary to support a qualified electing fund election. In addition, if we are treated as a PFIC in a taxable year in which we pay a dividend, or in the preceding taxable year, the capital gain rate (0%, 15% or 20% as discussed above) currently applicable in the US with respect to certain dividends paid to US holders on or before to December 31, 2012 would not apply.

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

The PFIC rules are very complex and US holders should consult their own tax advisors on this issue.

Controlled foreign corporation rules
If more than 50% of the voting power or total value of all classes of our common shares is owned, directly or indirectly, by US holders, each of which owns or is deemed to own 10% or more of the total combined voting power of all classes of our common shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Internal Revenue Code. This classification would result in many complex consequences to such 10% or greater shareholders, including the required inclusion into income by such 10% or greater shareholders of their pro rata shares of our “Subpart F Income,” as defined in the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of common shares by any US holder who is or was a 10% or greater US shareholder at any time during the five-year period ending with the sale or exchange will be dividend income to the extent of our earnings and profits attributable to the common shares sold or exchanged and accumulated during the periods that we were a CFC. Under certain circumstances, a US holder that directly owns 10% or more of our voting common shares and is a corporation may be entitled to an indirect foreign tax credit for a portion of the amounts characterized as dividends under Section 1248 of the Internal Revenue Code. We believe that we are not a CFC and we will not become a CFC, however, we cannot assure you that we will not become a CFC in the future.

United States backup withholding tax and information reporting
US holders may be required to file certain US information reporting returns with the IRS with respect to an investment in common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). Substantial penalties may be imposed upon a US holder that fails to comply with the required information reporting.
Under certain circumstances, a US holder may be subject to information reporting and backup withholding with respect to certain payments made in respect of the common shares and the proceeds received on the disposition of the common shares paid within the US (and in certain cases, outside the US). Such amounts may be subject to a 28% US backup withholding tax unless the US holder otherwise establishes an exemption. For example, backup withholding generally will not apply to a US holder who (1) is a corporation or qualifies under certain other exempt categories and, when required, demonstrates that fact, or (2) furnishes a correct taxpayer identification number and makes certain other required certifications as provided by the backup withholding rules.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the US holder’s US federal income tax liability and may entitle a US holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Medicare tax
In general, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will include its gross dividend income and its net gains from the disposition of common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

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

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We are subject to certain reporting requirements of the US Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language which, with respect to our annual report on Form 20-F for the year ended December 31, 2013. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

Documents we file with the Commission are publicly available at its public reference facilities at 100 F Street, NE, Washington, DC 20549. Copies of the documents are available at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Fifth Street, NE, Washington DC 20549. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. The address of this website is http://www.sec.gov. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary information

See Item 4.C. “Organizational Structure”.

Item  11. Quantitative and qualitative disclosures about market risk

We are exposed to market risks (including foreign exchange rate risk and interest rate risk), credit risk and liquidity risk. We use forward exchange contracts to hedge foreign exchange risk. We do not enter into financial instrument transactions for trading or speculative purposes.

Foreign exchange rate risk management
We conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of ASM International (euro) or one of our subsidiaries conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in selected foreign currencies, in particular denominated in US dollars.

We may use forward exchange contracts to hedge foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which it has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings.

The majority of revenues and costs of our Front-end segment are denominated in Singapore dollars and US dollars. Since foreign currency exposure is not significant, no forward exchange contracts are used. The effect of exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in foreign currencies is periodically reviewed.

The majority of revenues and costs of our Back-end segment are denominated in Hong Kong dollars, Chinese yuan and US dollars. The functional currency of our Back-end segment (Hong Kong dollar) is linked to the US dollar. In March 2013, we sold a 12% stake so we now own 40% of ASM Pacific Technology ("ASMPT"). Accordingly from March 15, 2013, we do no longer consolidate ASMPT's results of operations in ours. Instead, our proportionate share of ASMPT’s earnings is reflected as a separate line-item called “results from investments” in our Consolidated Statements of Operations. Also we are no longer able to consolidate the assets and liabilities of ASMPT and reflect the net investment in ASMPT in the line-item “investments” in our Consolidated Balance Sheet.The effect of exchange rate fluctuations on "results from investments" and "investments" denominated in foreign currencies is periodically reviewed.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. We record all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses.

No unrealized gains were included in accumulated other comprehensive income as of December 31, 2013. Hedge ineffectiveness was insignificant for the years ended December 31, 2013 and December 31, 2012.

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

To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. For the year ended December 31, 2012, we recorded an unfavorable movement of €7.0 million. For the year ended December 31, 2013, we recorded an unfavorable movement of €61.0 million. See Note 18 to our Consolidated Financial Statements, which is incorporated herein by reference.

As per December 31, 2013 the Company is debt free and has no foreign exchange contracts in place.

The following tables analyze our sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Singapore dollar, Hong Kong dollar, Korean won or Japanese yen against the euro as of December 31, 2013. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the US dollar, Singapore dollar, Hong Kong dollar, Korean won or Japanese yen against the euro.

A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in US dollars, Singapore dollars, Hong Kong dollars, Korean won and Japanese yen.

EUR thousand	Impact on equity
	2012	2013
10% increase of US dollar versus euro	4,564	4,938
10% decrease of US dollar versus euro	(4,564)	(4,938)
10% increase of Singapore dollar versus euro	5,868	6,088
10% decrease of Singapore dollar versus euro	(5,868)	(6,088)
10% increase of Hong Kong dollar versus euro	56,693	94,396
10% decrease of Hong Kong dollar versus euro	(56,693)	(94,396)
10% increase of Korean Won versus euro	3,969	5,840
10% decrease of Korean Won versus euro	(3,969)	(5,840)
10% increase of Japanese yen versus euro	5,294	4,561
10% decrease of Japanese yen versus euro	(5,294)	(4,561)

A hypothetical 10% strengthening or 10% weakening of any other currency against the euro as of December 31, 2012 and December 31, 2013 would not result in a material impact on equity.

The following table analyzes our sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Hong Kong dollar, Korean won and Japanese yen against the euro at average exchange rates for the years 2012 and 2013. A positive amount indicates an increase in net earnings.

EUR thousand	Impact on Net earnings
	2012	2013
10% increase of US dollar versus euro	915	601
10% decrease of US dollar versus euro	(915)	(601)
10% increase of Singapore dollar versus euro	644	671
10% decrease of Singapore dollar versus euro	(644)	(671)
10% increase of Hong Kong dollar versus euro	3,630	100,072
10% decrease of Hong Kong dollar versus euro	(3,630)	(100,072)
10% increase of Korean won versus euro	1,400	1,962
10% decrease of Korean won versus euro	(1,400)	(1,962)
10% increase of Japanese yen versus euro	923	485
10% decrease of Japanese yen versus euro	(923)	(485)

The significant possible impact on net earnings results from the realized and unrealized gain following the sale of the 12% stake in ASMPT. A hypothetical 10% strengthening or 10% weakening of any other currency against the euro at average exchange rates for the years 2011 and 2012 would not result in a material impact on net earnings.

Interest risk
The Company is debt free as per December 31, 2013 and is not exposed to interest rate risk through borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure.

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

The Company derives a significant percentage of its revenue from a small number of large customers. The largest customer accounted for approximately 28.3% of net sales in 2013 (2012: 8.8%; 2011: 6.4%) and the ten largest customers accounted for approximately 85.6% of net sales in 2013 (2012: 31.6%; 2011: 27.9%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2013 one customer accounted for 28.1% of the outstanding balance in accounts receivable (2012: 6.5%; 2011: 4.5%).

We place our cash and cash equivalent and derivative instruments with high quality financial institutions to limit the amount of credit risk exposure.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Item  12. Description of securities other than equity securities

None.

PART II

Item 13. Defaults, dividend arrearages and delinquencies

None.

Item 14. Material modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and procedures

(a) Disclosure Controls and Procedures: Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that as of December 31, 2013 our disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with applicable generally accepted accounting principles. Internal control over financial reporting includes policies and procedures for maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) based on the framework in Internal Control – Integrated Framework issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013. Deloitte Accountants BV, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on ASMI’s internal control over financial reporting.

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

Item 16.

A. Audit Committee Financial Expert
Our Supervisory Board has determined that Mr Lobbezoo, an independent member and chairman of the Supervisory Board, qualifies as an Audit Committee Financial Expert. For Mr Lobbezoo’s experience see Item 6.A. “Directors, Senior Management and Employees”.

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

C. Principal Accountant Fees and Services

Audit fees
Deloitte Accountants BV (“Deloitte”), has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2013. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants BV and its member firms and/or affiliates in 2012 and 2013:

	EUR thousands		As a % of total fees
	2012	2013 -1-	2012	2013 -1-
Audit fees 1)	1,195	1,521	77%	88%
Audit-related fees	115	48	7%	3%
Tax fees	241	157	16%	9%
Total	1,551	1,726	100%	100%
1) Including fees for ASMPT 2013 relating to audit (€927) and tax fees and other (€121),

Audit Committee pre-approval policies
The Audit Committee has determined that the provision of services by Deloitte described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. All audit and permitted non-audit services provided by Deloitte during 2013 were pre-approved by the Audit Committee.

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

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On May 16, 2013, the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to a maximum of 10% of the number of common shares issued, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the NYSE Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

No shares were repurchased during 2013 under the authorization of May 16, 2013.

The maximum number of shares that may yet be purchased under the authorization takes into account any treasury shares held by the Company (at December 31, 2013 there are no treasury shares held by the Company) and the maximum number of common shares which the Company can hold is 10% of the number of common shares issued.

During 2008, ASMI engaged Lehman Brothers (“Lehman”). to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets on behalf of ASMI. As of September 15, 2008, at the time it went into bankruptcy administration, Lehman reported that it had purchased and held on our behalf 2,552,071 shares, which were accounted for as treasury shares accordingly. ASMI filed a submission with the Lehman administrators giving notice of the shares held in custody by Lehman. At ASMI’s May 2009 Annual General Meeting, our shareholders resolved to cancel all of these treasury shares which, accordingly, was accounted for in our 2009 Annual Report as a reduction of the number of outstanding shares. Lehman was notified of the cancellation of shares at the time.
The Lehman administrators have cooperated to effect the cancellation of 2,305,069 shares through the relevant book entry systems and have agreed to cooperate similarly with respect to 25,643 shares which are currently held by a Lehman affiliate in the Unites States. This leaves 221,359 shares unaccounted for which is in line with the notification received from the Lehman administrator's in September 2010 that a shortfall in the number of shares held for the Company's account in this order of magnitude was likely to exist.
Under the terms of a settlement agreement with the Lehman administrators entered into in 2013 the Company has received a compensation in cash of US$6,250,596 and will receive a further €273,062 in compensation of dividends paid on the unaccounted shares.

Depending on the outcome of the Lehman bankruptcy the Company may receive further payments since the amounts received to date represent 92.2 % of the principal of the Company's claims for compensation. In addition the Company is entitled to the payment of interest over the principal of its claims.
The 221,359 shares unaccounted for by the Lehman administrators are and remain outstanding and have not been canceled by the resolution adopted by the AGM in 2009. As a result of the settlement agreement the Company recorded €4.190 as paid in capital to account for the compensation received.

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate Governance
Because we are a Dutch public limited liability company, with principal executive offices outside of the US, some of our corporate practices vary from those required by the NASDAQ Listing Rules. Nasdaq Listing Rule 5615(3) permits a foreign private issuer to follow its home country practice in lieu of the corporate governance requirements of the Rule 5600 Series of the Nasdaq Listing Rules, with certain exceptions. Set forth below are descriptions of the home country practices that we follow in lieu of various Nasdaq Listing Rules:
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

According to Dutch company law, a Dutch public company may issue shares or grant rights to acquire shares pursuant to a resolution of the general meeting of shareholders or pursuant to a resolution of another corporate body designated by the general meeting of shareholders. Consistent with previous years, at our 2013 Annual General Meeting of Shareholders on May 16, 2013, our shareholders designated the Management Board as the competent body to issue common shares, subject to Supervisory Board approval, including granting rights to acquire common shares. Furthermore, our shareholders designated our Management Board as the competent body to issue common shares, subject to Supervisory Board approval, including granting rights to acquire common shares in connection with our stock option plans for employees and the stock option plan for the Management Board.

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

PART III

Item 17. Financial statements

Not applicable.

Item 18. Financial statements

See pages F-1 through F-52, which are incorporated herein by reference.

Item 19. Exhibits 1)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English Informal Translation of ASM International NV’s Articles of Association, as amended		X
4.1	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002
4.2	Overview of Remuneration of Members of the Management Board, dated May 20, 2010	Exhibit 4.6 to the Registrant's Form 20-F filed on April 4, 2013
4.3	Overview of Remuneration of Mr Peter van Bommel	Exhibit 4.7 to the Registrant’s Form 20-F filed on March 25, 2011
4.4	Form of Supervisory Board Member Indemnification Agreement	Exhibit 10.1 to the Registrant’s Form 20-F filed on March 16, 2007
4.5	Form of Management Board Member Indemnification Agreement	Exhibit 10.2 to the Registrant’s Form 20-F filed on March 16, 2007
4.6	Amended and Restated Settlement Agreement dated as of December 16, 1998 by and among ASM International NV, ASM America, Inc. and Applied Materials, Inc. -2-	Exhibit 10.3 to the Registrant’s Form 20-F filed on March 16, 2007
4.7	Summary of the material elements of employment contract with Mr C.D. del Prado (effective as of March 1, 2008)	Exhibit 99.9 to the Registrant’s Form 6-K filed on May 20, 2008
4.8	ASM International NV 2011 Stock Option Plan for Members of the Management Board	Exhibit 4.14 to the Registrant's Form 20-F filed on March 28, 2012
8.1	Subsidiaries		X
12.1	Certification of CEO pursuant to Rule 13a-14(a)		X
12.2	Certification of CFO pursuant to Rule 13a-14(a)		X
13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X
15.1	Consent of Independent Registered Public Accounting Firm		X
99.1	Annual Audited Financial Statements of ASM Pacific Technology Ltd as of and for the Fiscal year ended December 31, 2013		X

__________
1 Pursuant to Instruction 2(b)(ii), the Registrant has omitted certain agreements with respect to long-term debt not exceeding 10% of consolidated total assets. The Registrant agrees to furnish a copy of any such agreements to the Securities Exchange Commission upon request.
2 Redacted version, originally filed as an exhibit to Registrant’s Form 6-K filed February 11, 1999. Portions of the Agreement have been omitted pursuant to a request for confidential treatment.

Signing

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL NV

Date:	April 9, 2014	/S/ CHARLES D. DEL PRADO
Charles D. del Prado
Chief Executive Officer

S-1

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of ASM International NV Almere, the Netherlands

We have audited the accompanying consolidated balance sheets of ASM International NV and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, total equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ASM International NV and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Accountants B.V.
Amsterdam, the Netherlands

April 9, 2014

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of ASM International NV Almere, the Netherlands

We have audited the internal control over financial reporting of ASM International NV and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 9, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Accountants BV
Amsterdam, the Netherlands

April 9, 2014

Consolidated balance sheets

		December 31,
(EUR thousands except per share data)	Notes	2012	2013
Assets
Cash and cash equivalents	4	290,475	312,437
Accounts receivable, net	5	304,840	83,016
Inventories, net	6	403,400	104,467
Income taxes receivable		890	1,226
Deferred tax assets	25	17,967	3,739
Other current assets		90,807	13,155
Total current assets		1,108,379	518,040
Pledged cash		20,000	—
Debt issuance costs		735	276
Deferred tax assets	25	5,955	1,320
Other intangible assets, net	7	13,915	5,637
Goodwill, net	8	51,888	11,421
Evaluation tools at customers	11	16,922	13,332
Investments and associates	3,12	278	943,954
Property, plant and equipment, net	9	275,436	56,531
Assets held for sale	10	5,998	738
Total assets		1,499,506	1,551,249
Liabilities and shareholders’ equity
Notes payable to banks	13	61,675	—
Accounts payable		151,761	44,837
Provision for warranty	14	38,623	7,966
Accrued expenses and other	15	132,060	38,660
Income taxes payable		27,625	10,087
Deferred tax liabilities	25	36	—
Current portion of long-term debt	16	6,316	—
Total current liabilities		418,096	101,550
Pension liabilities	19	12,540	2,415
Deferred tax liabilities	25	952	35
Provision for warranty	14	5,298	—
Long-term debt	16	12,632	—
Total liabilities		449,518	104,000
Commitments and contingencies	20,21
Common shares:
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 63,095,986 and 63,468,390 shares		2,584	2,539
Financing preferred shares:
Authorized 8,000 shares, par value € 40, none issued		—	—
Preferred shares:
Authorized 118,000 shares, par value € 40, none issued		—	—
Capital in excess of par value		480,152	250,971
Retained earnings		288,082	1,281,861
Accumulated other comprehensive loss		(28,942)	(88,122)
Total shareholders’ equity	18	741,876	1,447,249
Non-controlling interest	18	308,112	—
Total equity		1,049,988	1,447,249
Total liabilities and shareholders’ equity		1,499,506	1,551,249

See Notes to Consolidated Financial Statements.

Consolidated statements of operations

		Year ended December 31,
(EUR thousands, except per share data)	Notes	2011	2012	2013
Net sales	26	1,634,334	1,418,067	612,277
Cost of sales		(1,063,708)	(977,638)	(397,727)
Gross profit	26	570,626	440,429	214,550
Operating expenses:
Selling, general and administrative	27	(174,107)	(200,799)	(94,776)
Research and development, net	23	(129,400)	(149,219)	(75,391)
Amortization of other intangible assets	7	(911)	(1,264)	(696)
Impairment charge property, plant and equipment and assets held for sale	9,10	(8,038)	—	(796)
Restructuring expenses	24	—	(891)	(2,473)
Total operating expenses		(312,455)	(352,173)	(174,132)
Operating income:
Gain on bargain purchase		109,279	—	—
Result from operations	26	367,450	88,256	40,418
Interest income		2,902	1,989	972
Interest expense		(13,497)	(12,113)	(2,943)
Loss resulting from early extinguishment of debt	17	(824)	(2,209)	—
Accretion interest expense convertible notes	17	(4,401)	(4,469)	—
Revaluation conversion option	17	(4,378)	—	—
Foreign currency exchange gains (losses), net		5,604	(3,957)	(8,158)
Result on investments and associates	3,12	—	(766)	1,030,132
Earnings before income taxes		352,855	66,731	1,060,421
Income tax expense	25	(36,692)	(26,300)	(11,121)
Net earnings		316,164	40,431	1,049,300
Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net earnings:
Shareholders of the parent		186,770	7,149	1,051,893
Non-controlling interest		129,394	33,282	(2,593)
Share data:	28
Basic net earnings per common share (EUR)		3.38	0.13	16.60
Diluted net earnings per common share (EUR)		3.16	0.13	16.35
Weighted average number of shares used in computing per share amounts (thousand):
Basic		55,210	56,108	63,202
Diluted		64,682	56,767	64,196

See Notes to Consolidated Financial Statements.

Consolidated statements of comprehensive income

		Year ended December 31,
(EUR thousands)	Notes	2011	2012	2013
Net earnings (loss)		316,164	40,431	1,049,300
Other comprehensive income (loss):
Realization deferred accumulative translation result following the sale of the 12% share of ASMPT		—	—	23,053
Proportionate part in other comprehensive income (loss) ASMPT for period March 16- December 31, 2013		—	—	480
Foreign currency translation effect		18,062	(10,110)	(83,087)
Unrealized gains (losses) on derivative instruments, net of tax		(13)	—	—
Actuarial loss		1,139	(3,716)	(224)
Total other comprehensive income (loss)	18	19,188	(13,826)	(59,778)
Comprehensive income (loss)		335,352	26,605	989,522
Allocation of comprehensive income (loss):
Common shareholders		200,858	(1,642)	991,116
Non-controlling interest		134,494	28,247	(1,594)

See Notes to Consolidated Financial Statements.

Consolidated statements of total equity

(thousand except for share data)	Notes	Number of common shares	Common shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interest	Total equity
Balance January 1, 2011		52,931,881	2,117	311,841	—	131,741	(34,239)	411,460	235,767	647,227
Compensation expense stock options		—	—	1,872	—	—	—	1,872	—	1,872
Conversion of debt into common shares	17	2,151,020	86	58,439	—	—	—	58,525	—	58,525
Exercise stock options by issue of common shares	18	294,119	12	4,065	—	—	—	4,077	—	4,077
Net earnings to common shareholders		—	—	—	—	186,770	—	186,770	129,394	316,164
Dividend paid to common shareholders		—	—	—	—	(22,262)	—	(22,262)	—	(22,262)
Other comprehensive income	18	—	—	—	—	—	14,088	14,088	5,100	19,188
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	(79,473)	(79,473)
Dilution	19	—	—	—	—	5,266	—	5,266	7,130	12,396
Balance December 31, 2011		55,377,020	2,215	376,217	—	301,515	(20,151)	659,796	297,918	957,714
Compensation expense stock options		—	—	3,242	—	—	—	3,242	—	3,242
Purchase of common shares	18	(1,500,000)	—	—	(40,554)	—	—	(40,554)	—	(40,554)
Conversion of debt into newly issued common shares	17	9,074,396	363	98,490	40,554	—	—	139,407	—	139,407
Exercise stock options by issue of common shares		144,570	6	2,203	—	—	—	2,209	—	2,209
Net earnings to common shareholders		—	—	—	—	7,149	—	7,149	33,282	40,431
Dividend paid to common shareholders		—	—	—	—	(27,519)	—	(27,519)	—	(27,519)
Other comprehensive income	18	—	—	—	—	—	(8,791)	(8,791)	(5,035)	(13,826)
Other movements in non-controlling interest:
Dividend paid		—	—	—	—	—	—	—	(27,024)	(27,024)
Dilution	19	—	—	—	—	6,937	—	6,937	8,971	15,908
Balance December 31, 2012		63,095,986	2,584	480,152	—	288,082	(28,942)	741,876	308,112	1,049,988
Compensation expense stock options		—	—	4,440	—	—	—	4,440	—	4,440
Reclassification		—	(60)	60	—	—	—	—	—	—
Exercise stock options by issue of common shares	18	125,402	5	1,646	—	—	—	1,651	—	1,651
Re-issued shares following the settlement of the Lehman treasury shares	18	247,002	10	4,180	—	—	—	4,190	—	4,190
Net earnings to common shareholders		—	—	—	—	1,051,893	—	1,051,893	(2,593)	1,049,300
Dividend paid to common shareholders		—	—	—	—	(31,666)	—	(31,666)	—	(31,666)
Capital repayment		—	—	(239,507)	—	(30,035)	—	(269,542)	—	(269,542)
Other comprehensive income	18	—	—	—	—	—	(60,777)	(60,777)	999	(59,778)
Other movements in non-controlling interest:
Dilution	19	—	—	—	—	3,587	—	3,587	—	3,587
Deconsolidation ASMPT		—	—	—	—	—	1,597	1,597	(306,518)	(304,921)
Balance December 31, 2013		63,468,390	2,539	250,971	—	1,281,861	(88,122)	1,447,249	—	1,447,249

See Notes to Consolidated Financial Statements.

Consolidated statements of cash flows

	Note	Year ended December 31,
(EURO thousands)		2011	2012	2013
Cash flows from operating activities:
Net earnings (loss)		316,164	40,431	1,049,300
Adjustments required to reconcile net earnings(loss) to net cash from operating activities:
Depreciation and amortization	7,9	49,450	58,460	28,466
Impairments	9,10	8,038	—	796
Gain on bargain purchase		(109,279)	—	—
Share-based compensation	19	13,452	23,065	4,703
Non cash result financing costs		8,779	6,678	687
Result investments and associates	3,12	—	766	(1,030,132)
Deferred income taxes		(27,691)	(147)	(296)
Changes in assets and liabilities:
Accounts receivable		67,293	17,905	(8,477)
Inventories		8,390	(39,920)	(20,220)
Other current assets		(20,335)	(6,713)	8,831
Accounts payable and accrued expenses		(94,601)	(32,077)	9,963
Payment restructuring expenses		(3,159)	—	—
Current income taxes		80	(25,968)	4,924
Net cash provided by operating activities		216,581	42,480	48,545
Cash flows from investing activities:
Capital expenditures	9	(89,218)	(68,162)	(17,063)
Net purchase of intangible assets	7	(7,051)	(4,630)	(470)
Acquisition of business	8	(994)	—	—
Cash acquired in business combination		43,434	—	—
Pledged bank deposit in business combination		(20,000)	—	—
Disposal of 12% ASMPT share	3	—	—	298,254
Proceeds from sale of property, plant and equipment	9	3,794	901	3,969
Net cash used in investing activities		(70,035)	(71,891)	284,690
Cash flows from financing activities:
Debt redemption		(23,096)	(24,726)	(40,889)
Debt proceeds, net		42,173	47,677	18,980
Proceeds from issuance of shares and exercise of stock options		4,122	2,209	5,841
Purchase of treasury shares ASMI		—	(40,554)	—
Purchase of treasury shares ASMPT		—	(3,552)	—
Dividends from associates	12	—	—	10,171
Dividends to common shareholders of ASMI		(22,262)	(27,519)	(31,666)
Capital repayment		—	—	(269,542)
Dividends to minority shareholders ASMPT		(79,474)	(27,024)	—
Net cash used in financing activities		(78,537)	(73,489)	(307,105)
Foreign currency translation effect		(18,052)	3,125	(4,168)
Net (decrease) increase in cash and cash equivalents		49,956	(99,775)	21,962
Cash and cash equivalents at beginning of year	4	340,294	390,250	290,475
Cash and cash equivalents at end of year	4	390,250	290,475	312,437
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest		10,742	10,124	2,933
Income taxes		39,929	52,425	6,493
Supplemental on cash investing and financing activities:
Subordinated debt converted	18	32,202	150,000	—
Subordinated debt converted into number of shares	18	2,151,020	9,074,396	—
See Notes to Consolidated Financial Statements.

Notes to consolidated financial statements

Note 1. General information / Summary of significant accounting policies

General information
ASM International NV (“ASMI” or “the Company”) is a Dutch public liability company domiciled in the Netherlands with its principal operations in Europe, the United States and Asia. The Company dedicates its resources to the research, development, manufacturing, marketing and servicing of equipment and materials used to produce mainly semiconductor devices.

ASMI is a leading supplier of semiconductor equipment, materials and process solutions for the wafer processing, assembly and packaging, and surface mount technology markets. Our customers include all of the top semiconductor device manufacturers in the world. Based in 14 countries, we benefit from a wider perspective and the advantages of bringing together the best brains in the world to create new breakthroughs.
We pioneered important aspects of many established wafer-processing technologies used in industry, including lithography, deposition, ion implant and single-wafer epitaxy. In recent years, we brought Atomic Layer Deposition (ALD) and Plasma Enhanced Atomic Layer Deposition (PEALD) from R&D right through to mainstream production at advanced manufacturers sites.

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

The accompanying consolidated financial statements are stated in euro thousand (“EUR”) unless indicated otherwise. Amounts in these financial statements are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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

Subsidiaries are fully consolidated from the date on which control is transferred to ASMI and are deconsolidated from the date on which ASMI's control ceases.

Loss of control
Upon the loss of control, ASMI derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If ASMI retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

Segment reporting
The Company organizes its activities in two operating segments, Front-end and Back-end. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”), which is the chief operating decision maker (according to ASC 280).

The Back-end segment remains reported as a separate segment since the cease of control per March 15, 2013. Since that date the segment is reported as an equity method investment as the CEO reviews this information as part of his CODM package.
Accordingly, the asset and profit/loss information regarding the operations that comprise the segment are disclosed. The full financial results are reviewed by the CODM, the external reporting of the segment are on an equity method investment basis. The total of all segments' financial amounts are reconciled to the corresponding amounts reported in the consolidated financial statements, eliminations are reflected in the reconciling column for amounts reported in excess of those amounts reflected in the consolidated financial statements.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States of America, Japan and South East Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. In January 2011 ASM Pacific Technology Ltd ("ASMPT") acquired the surface-mount technology from Siemens. The segment is organized in ASM Pacific Technology Ltd, in which the Company holds a 39.94% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong.

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

The Company may use forward exchange contracts to hedge its foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which the Company has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) net of taxes in shareholders’ equity, and is reclassified into earnings when the hedged transaction affects earnings.

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

A significant percentage of our accounts receivable is derived from sales to a limited number of large multinational semiconductor device manufacturers located throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition. An allowance for doubtful accounts is maintained for potential credit losses based upon management’s assessment of the expected collectability of all accounts receivable. The allowance for doubtful accounts receivable is reviewed periodically to assess the adequacy of the allowance. In making this assessment, management takes into consideration any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers.

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

Evaluation tools at customers
Evaluation tools at customers (“evaluation tools”) are systems generally delivered to customers under evaluation or a conditional purchase order and include substantial customization by ASMI engineers and ASMI R&D staff in the field. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as Cost of sales.

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

Other intangible assets with finite lives are amortized over the estimated useful lives using the straight-line method.

Assets held for sale
A long-lived asset to be sold is classified as held for sale in the period in which all of the following criteria are met:

•	Management, having the authority to approve the action, commits to a plan to sell the asset;

•	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;

•	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;

•	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year; and

•	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

If at any time these criteria are no longer met a long-lived asset classified as held for sale will be reclassified as held and used.
If during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result, a long-lived asset previously classified as held for sale is not sold by the end of that period and all of the following conditions are met:

◦	During the initial one-year period the entity initiated actions necessary to respond to the change in circumstances;

◦	The asset is being actively marketed at a price that is reasonable given the change in circumstances.

The period required to complete the sale of a long-lived asset may be extended beyond one year.

If at any time the criteria for classification as held for sale are no longer met, the entity shall cease to classify the asset as held for sale. The entity shall measure a non-current asset that ceases to be classified as held for sale at the lower of:

◦	Its carrying amount before the asset was classified as held for sale, adjusted for any depreciation that would have been recognized had the asset not been classified as held for sale; and

◦	Its recoverable amount at the date of the subsequent decision not to sell.

A long-lived asset classified as held for sale shall be presented separately in the statement of financial position.

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

Investments and Associated companies
Investments in subsidiaries and associated companies are accounted for under the equity method on a go forward basis. Dividend income from the Company’s subsidiaries and associated companies is recognized when the right to receive payment is established.

Impairment of Investments and Associated companies
ASMI does not separately test an investments underlying assets for impairment. However, ASMI recognizes its share of any impairment charge recorded by an investee and consider the effect, if any, of the impairment on the basis difference in the assets giving rise to the investee’s impairment charge.

The ASMPT investment is accounted for under the equity method on a go forward basis. Equity method investments are tested for other than temporary impairment (“OTTI”). An investment is considered impaired if the fair value of the investment is less than its amortized cost. The determination of whether an investment is impaired is made at the individual security level in each reporting period.

If the fair value of an investment is less than its cost or amortized cost at the balance sheet date, the Company determines whether the impairment is temporary or other than temporary. The Company considers the following facts and guidelines when determining whether an OTTI exists:

•	Positive factors as the reasons that an OTTI does not exist must be more objectively verifiable;

•	With respect to measuring an OTTI, an investment's fair value as of the balance sheet date should be used to determine the new carrying value.

An OTTI is measured as of a balance sheet reporting date.
Summarized below is a discussion of various factors (positive, negative, and otherwise) the Company considers when assessing the potential impairment of equity securities.

Positive Evidence
If an investment’s fair value declines below cost the Company determines whether there is adequate evidence to overcome the presumption that the decline is other-than-temporary. Such evidence may include:

•	Recoveries in fair value subsequent to the balance sheet date;

•	The investee's financial performance and near-term prospects (as indicated by factors such as earnings trends, dividend payments, asset quality, volatility, and specific events); and

•	The financial condition and prospects for the investee's geographic region and industry.

Negative Evidence
The positive factors are weighed against any negative evidence that is gathered about the security. Some of those factors and circumstances are as follows:

•	A prolonged period during which the fair value of the security remains at a level substantially below cost;

•	The investee's deteriorating financial condition and a decrease in the quality of the investee's assets, without positive near-term;

•	The investee's level of earnings or the quality of its assets is below that of the investee's peers;

•	Severe losses sustained by the investee in the current year or in both current and prior years;

•	A reduction or cessation in the investee's dividend payments;

•	A change in the economic or technological environment in which the investee operates that is expected to adversely affect the investee's ability to achieve profitability in its operations;

•	Suspension of trading in the security;

•	A qualification in the accountant's report on the investee because of the investee's liquidity or due to problems that jeopardize the investee's ability to continue as a going concern;

•
The investee's announcement of adverse changes or events, such as changes in senior management, salary reductions and/or freezes, elimination of positions, sale of assets, or problems with equity investments;

•
Adverse conditions specifically related to the security, an industry, or a geographic area (for example, changes in the financial condition of the issuer of the security (or in the case of an asset backed debt security, in the financial condition of the underlying loan obligor), including changes in technology or the discontinuance of a segment of the business that may affect the future earnings potential of the issuer (or underlying loan obligor) of the security);

•	A downgrading of the investee's debt rating;

•
Factors, such as an order or action by a regulator, that (1) require an investee to (a) reduce or scale back operations or (b) dispose of significant assets or (2) impair the investee's ability to recover the carrying amount of assets;

•	Unusual changes in reserves (such as loan losses, product liability, or litigation reserves), or inventory write-downs due to changes in market conditions for products;

•	The investee loses a principal customer or supplier; and

•
Other factors that raise doubt about the investee's ability to continue as a going concern, such as negative cash flows from operations, working-capital deficiencies, or noncompliance with statutory capital requirements.

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

A major portion of our revenue is derived from contractual arrangements with customers that have multiple deliverables, such as equipment and installation. When a sales arrangement contains multiple elements, such as equipment and installation, ASMI allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or best estimated selling price (BESP) if neither VSOE nor TPE is available. ASMI generally utilizes the BESP due to the nature of our products. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. At December 31, 2011, December 31, 2012 and December 31, 2013 we have deferred revenues from installations in the amount of €6.3 million, €3.5 million and €3.9 million respectively.

In general, we recognize revenue from sales of equipment upon transfer of title, which is upon shipment of the equipment, only if testing at the factory has proved that the equipment has met substantially all of the customer’s criteria and specifications.

The Company recognizes revenue from installation of equipment upon completion of installation at the customer’s site. At the time of shipment, the Company defers that portion of the sales price related to the relative selling price of installation. The relative selling price of the installation process is measured based upon the per-hour amounts charged to clients parties for similar installation services. Installation is completed when testing at the customer’s site proved that the equipment has met all of the customer’s criteria and specifications. The completion of installation is signed-off by the customer (“final acceptance”).

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

Restructuring costs
Restructuring expenses are recognized for exit or disposal activities when the liability arising from restructuring plans is incurred. Reference is made to Note 24. Distinction is made in one-time employee termination expenses, contract termination expenses and other associated expenses. For the accounting on the distinguished elements of restructuring expenses we apply to the policy as mentioned below. The expenses have been charged to “restructuring expenses”.

One-time termination expenses represent the payments provided to employees that have become redundant and are terminated under the terms and conditions of a restructuring plan. A restructuring plan exists at the date the plan meets all of the following criteria and has been communicated to employees:

•	Management commits to the plan;

•	The plan identifies the number of employees that become redundant and the expected completion date;

•	The plan sets out the terms and conditions of the arrangement in sufficient detail to enable employees to determine the type and amount of benefits they will receive; and

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The timing of the recognition and measurement of a liability for one-time termination expenses depends on whether employees will be retained to render service beyond a minimum retention period.

Contract termination expenses are related to the termination of an operating lease or another contract. These expenses are distinguished in:

•
Expenses related to the termination of the contract before the end of its term. These expenses are recognized when the contract is terminated .The liability is measured at its fair value in accordance with the contract terms; and

•
Expenses related to contracts that will last for its remaining term without economic benefit to the entity. This is the case when a lease contract for premises is not terminated while the premises are not (completely) in use anymore. The liability is accrued for at the cease-use date, the date the company determined that it would no longer occupy the premises, which is conveyed to it under the contractual operating lease. The liability is measured at its fair value in accordance with the contract terms.

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

In accordance with ASC 715, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans" the Company recognizes in its Consolidated Balance Sheet an asset or a liability for the plan’s overfunded status or underfunded status respectively. The unfunded status is recognized as a liability. Actuarial gains and losses are recognized in other comprehensive income when incurred. Reference is made to Note 18 and Note 19.

Commitments and contingencies
The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, purchase commitments and commitments for capital expenditure, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed. Reference is made to Note 20.

Comprehensive income
Comprehensive income consists of net earnings (loss) and other comprehensive income. Other comprehensive income includes gains and losses that are not included in net earnings, but are recorded directly in Shareholders’ Equity.

New accounting pronouncements
In December 2011, the FASB issued ASU 2011-11: ASC 350, "Disclosures about Offsetting Assets and Liabilities". The new guidance was effective for ASMI in 2013, but did not impact on the Company's disclosure.

In July 2012, the FASB issued ASU 2012-02: ASC 350,"Testing Indefinite-Lived Intangible Assets for Impairment". The new guidance was effective for ASMI in 2013. The implementation of this authoritative guidance did not impact ASMI's financial position or results.

In January 2013, the FASB issued ASU 2013-01: ASC 210, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities". The new guidance was effective for ASMI in 2013, but did not impact on the Company's disclosure.

In February 2013, the FASB issued ASU 2013-02: ASC 220, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. The new guidance was effective for ASMI in 2013, and the disclosure is presented according to this guidance in Note 18.

In February 2013, the FASB issued ASU 2013-04: ASC 405, "Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date". The new guidance will be effective for ASMI beginning January 1, 2014. We do not expect this new guidance to have material impact on our consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05: ASC 830, "Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity". The new guidance will be effective for ASMI beginning January 1, 2014. We applied this guidance in the financial year 2013. The cumulative translation adjustment was fully released following the sale of our 12% share in ASMPT, see Note 18.

In July 2013, the FASB issued ASU 2013-11: ASC 740, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists". This amendment should be applied prospectively to all unrecognized tax benefits that exist at the effective date. retrospective application is permitted. The Company The new guidance will be effective for ASMI beginning January 1, 2014. We do not expect this new guidance to have material impact on our consolidated financial statements.

Note 2. List of significant subsidiaries and associates

		% Ownership December 31,
		2012	2013
Subsidiaries (consolidated)
ASM Europe BV [1]	Almere, the Netherlands	100%	100%
ASM United Kingdom Sales BV [1]	Almere, the Netherlands	100%	100%
ASM Germany Sales BV [1]	Almere, the Netherlands	100%	100%
ASM Pacific Holding BV 1- 3	Almere, the Netherlands	100%	100%
ASM France SARL	Montpellier, France	100%	100%
ASM Belgium NV	Leuven, Belgium	100%	100%
ASM Italia Srl	Agrate, Italy	100%	100%
ASM Microchemistry Oy	Helsinki, Finland	100%	100%
ASM Services and Support Ireland Ltd	Dublin, Ireland	100%	100%
ASM Services and Support Israel Ltd	Tel Aviv, Israel	100%	100%
ASM America, Inc	Phoenix, Arizona, United States of America	100%	100%
ASM Japan KK	Tokyo, Japan	100%	100%
ASM Wafer Process Equipment Ltd	Quarry Bay, Hong Kong, People’s Republic of China	100%	100%
ASM China Ltd	Shanghai, People’s Republic of China	100%	100%
ASM Wafer Process Equipment Singapore Pte Ltd	Singapore	100%	100%
ASM Front-End Sales & Services Taiwan Co, Ltd	Hsin-Chu, Taiwan	100%	100%
ASM Services & Support Malaysia SDN BDH	Kuala Lumpur, Malaysia	100%	100%
ASM Front-End Manufacturing Singapore Pte Ltd	Singapore	100%	100%
ASM Genitech Korea Ltd	Cheonan, South Korea	100%	100%
ASM IP Holding BV [1]	Almere, the Netherlands	100%	100%
ASM Pacific Technology Ltd [2]	Kwai Chung, Hong Kong, People’s Republic of China	51.96%	n/a

Associates (non-consolidated)
ASM Pacific Technology Ltd [2]	Kwai Chung, Hong Kong, People’s Republic of China	n/a	39.94%

1)
For these subsidiaries ASM International NV has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.

2)
The accounts of ASM Pacific Technology Ltd were consolidated till March 15, 2013. On that date ASM International sold a 11.88% share in ASM Pacific Technology Ltd resulting in a cease of its control and a subsequent deconsolidation of its 40.08% associate. This shareholding diluted in December 2013 as a result of the issuance of shares to 39.94%.

3)	Established in 2008, ASM Pacific Holding BV holds 39.94% of the shares in ASM Pacific Technology Ltd.

Note 3. Divestment

On March 13, 2013, the Company announced that it divested a controlling stake in its subsidiary ASM Pacific Technology Ltd. ("ASMPT"). The sale of the shares officially closed on March 15, 2013. The Company sold 47,424,500 ordinary shares of ASMPT at a price of HK$90 per share to institutional or other professional investors through a partial secondary share placement, representing an 11.88% stake in ASMPT. The placement generated cash proceeds for the Company of HK$4,191,980 million (approximately €413 million).
The table below reconciles the cash proceeds from the divested stake in ASMPT:

Gross proceeds	420,409
Paid fees, stamp duty and other expenses	(7,213)
Net proceeds	413,196
Currency translation differences	1,232
Cash balance ASMPT upon sale	(116,174)
Net cash on disposal ASMPT	298,254
The sale of the 11.88% stake caused ASMI to cease control of ASMPT. According to US GAAP the accounting of this sale consists of two separate transactions:

•	A sale of a 51.96% subsidiary; and

•	A purchase of a 40.08% associate.

These transactions resulted in a substantial gain and the deconsolidation of ASMPT. This gain consisted of two elements, the realized gain on the sale of the 11.88% stake amounting to $243 million and an unrealized re-measurement gain on the remaining 40.08% of the retained interest in ASMPT approximating €1,156 million. The 'purchase' of the associate resulted in the recognition of the associate at fair value.

After the initial accounting of the sale transaction and related gains, subsequent accounting under ASC 323, “Investments ”, requires that future income from ASMPT will need to be adjusted for the fair value adjustments arising the 'basis differences' as if a business combination had occurred under ASC 805, "Business Combinations", i.e. a purchase price allocation (“PPA”).

The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. US GAAP requires that the composition of such a fair value needs to be determined through a PPA. This process took place in the remaining period of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

In December 2013, 1,389,200 common shares of ASMPT were issued, for cash at par value of HK$0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. The shares issued under the plan in 2013 have diluted ASMI's ownership in ASMPT to 39.94% as of December 31, 2013.

At each balance sheet date, the Company reviews whether there is an indication that its investments associated companies are impaired. An indication for impairment of the investments and associated companies may include a severe and other than temporary decrease in the share price of ASMPT. During the period after March 15, 2013 the ASMPT share traded for a longer period below the price at the close of sale. Considering the extent to which in the last quarter of 2013 the market price of the ASM PT shares was below cost management did a further investigation to evaluate whether this results in an impairment other than temporary. In its assessment management evaluated other factors based on its knowledge of the business and of ASM PT specifically. Such factors include the development of ASMPT’s backlog, market share and developments of the different market shares ASMPT operates in. In addition the company evaluated the financial forecast for the year 2014 as reflected in the budget. Management did not identify persuasive factors that the diminution of the value would be other-than-temporary and accordingly recorded an impairment charge, in which the value was adjusted to the share price on December 31, 2013 of HK$64.90. The impairment charge amounts to €335 million.

At December 31, 2013, the book value of our equity method investment after the aforementioned impairment in ASMPT was €944 million. The historical cost basis of our 39.94% share of net assets on the books of ASMPT under US GAAP was €264 million as of December 31, 2013, resulting in a basis difference of €680 million. €162 million of this basis difference has been allocated property, plant and equipment and intangibles assets. The remaining amount was allocated to equity method goodwill. The basis difference attributed to inventory an related tax issues was recognized as expense during the year ending December 31, 2013, and totaled €40 million. Each individual, identifiable asset will periodically be reviewed for any indicators of potential impairment which, if required, would result in acceleration of basis difference amortization. We amortize the basis differences allocated to the assets on a straight-line basis, and include the impact within the results of our equity method investments. Amortization and depreciation are adjusted for related deferred tax impacts. Included in net income attributable to ASMI for 2013 was after-tax expense of €17 million, representing the depreciation and amortization of the basis differences. The market value of our 39.94% investment ASMPT at December 31, 2013 approximates €971 million.

Reporting of ASMI's share in associates in the consolidated balance sheet:

December 31, 2013
Associates:
ASMI share (39.94%) in equity value ASMPT	264,384
Recognized other intangible assets and fair value changes from PPA	188,985
Goodwill	517,761
Total value investment in ASMPT	971,130
Deferred value related to the use of the trade name "ASM"	(27,454)
Total value reported on line investments and associates	943,676

Under US GAAP, the 'disposal' of the ASMPT business does not classify as discontinued operations. Reporting ASMI share in net earnings of ASMPT in the consolidated statement of operations:

Year ended December 31, 2013
Result investments and associates:
ASMI share net earnings March 16 - December 31, 2013	23,727
Realized gain on sale 11.88% ASMPT shares	242,838
Unrealized remeasurement gain on retained 40.08% ASMPT shares	1,155,625
Impairment loss	(335,406)
Amortization other intangible assets and fair value changes from PPA	(56,652)
Reported on line result investments and associates	1,030,132
Summarized 100% earnings information for ASMPT equity method investment excluding basis adjustments:

Year ended December 31, 2013
Net sales	1,051,376
Income before income tax	65,269
Net earnings	53,244

Summarized 100% balance sheet information for ASMPT equity method investment excluding basis adjustments:

December 31, 2013
Current assets	749,924
Non-current assets	254,525
Current liabilities	308,922
Non-current liabilities	33,287
Equity	662,240

The ASMPT Board is responsible for ongoing monitoring of the performance of the Back-end activities. The actual results of the Back-end operating unit are discussed with the ASMPT Audit Committee, which includes the representative of ASMI. The ASMI representative reports to the ASMI Management Board and the Audit Committee of ASMI on a quarterly basis.

Our share of income taxes incurred directly by the equity companies is reported in result from investments and associates and as such is not included in income taxes in our consolidated financial statements.
Note 4. Cash and cash equivalents and pledged bank deposits

Cash and cash equivalents include deposits with high-rated financial institutions of €312 million. Our cash and cash equivalents are predominantly denominated in US$ and partly in euro and Korean won.

Cash and cash equivalents have insignificant interest rate risk and deposits have a remaining maturity of three months or less at the date of acquisition. As a result of issued guarantees restrictions on usage of cash and cash equivalents for an amount of approximately €3 million exist. The carrying amount approximates their fair value.

Note 5. Accounts receivable

A significant percentage of our accounts receivable is derived from sales to a limited number of large multinational semiconductor device manufacturers located throughout the world. In order to monitor potential credit losses, we perform ongoing credit evaluations of our customers’ financial condition.

The carrying amount of accounts receivable is as follows:

	December 31,
	2012	2013
Current	223,546	54,614
Overdue <30 days	38,666	18,787
Overdue 31-60 days	13,537	783
Overdue 61-120 days	13,954	2,527
Overdue >120 days	15,137	6,305
Total	304,840	83,016

In the total amount of accounts receivable for the year ended December 31, 2013, no notes receivable are included (2012: €42,588).

An allowance for doubtful accounts receivable is maintained for potential credit losses based upon management’s assessment of the expected collectability of all accounts receivable. The allowance for doubtful accounts is reviewed periodically to assess the adequacy of the allowance. In making this assessment, management takes into consideration any circumstances of which we are aware regarding a customer’s inability to meet its financial obligations; and our judgments as to potential prevailing economic conditions in the industry and their potential impact on the Company’s customers.

The changes in the allowance for doubtful accounts receivable are as follows:

	December 31,
	2012	2013
Balance at beginning of year	(7,601)	(8,551)
Deconsolidation ASMPT	—	6,191
Charged to selling, general and administrative expenses	(2,825)	756
Utilization	1,841	1,469
Foreign currency translation effect	34	62
Balance at end of year	(8,551)	(73)

The carrying amount of the accounts receivable approximates their fair value.

Accounts receivable are stated at nominal value less an allowance for doubtful accounts.

Note 6. Inventories

Inventories consist of the following:

	December 31,
	2012	2013
Components and raw materials	180,575	78,579
Work in process	196,313	31,442
Finished goods	91,799	20,073
Total inventories, gross	468,687	130,094
Allowance for obsolescence	(65,287)	(25,627)
Total inventories, net	403,400	104,467

The changes in the allowance for obsolescence and/or lower market value are as follows:

	December 31,
	2012	2013
Balance at beginning of year	(58,989)	(65,287)
Deconsolidation ASMPT	—	39,146
Charged to cost of sales	(10,858)	(8,648)
Utilization	3,569	6,464
Foreign currency translation effect	991	2,698
Balance at end of year	(65,287)	(25,627)

Note 7. Other intangible assets

Other intangible assets include purchased technology from third parties and software developed or purchased (including licences) for internal use. The changes in the amount of other intangible assets are as follows:

	Software	Purchased technology and other intangible assets	Total
At cost:
Balance January 1, 2012	18,042	12,212	30,254
Additions	2,447	2,183	4,630
Disposals	(10)	—	(10)
Foreign currency translation effect	(133)	(2)	(135)
Balance December 31, 2012	20,346	14,393	34,739
Deconsolidation ASMPT	(4,931)	(7,215)	(12,146)
Additions	437	33	470
Disposals	(1)	—	(1)
Foreign currency translation effect	(248)	(169)	(417)
Balance December 31, 2013	15,603	7,042	22,645

Accumulated amortization:
Balance January 1, 2012	10,785	4,693	15,478
Amortization for the year	2,784	2,634	5,418
Disposals	(10)	—	(10)
Foreign currency translation effect	(113)	51	(62)
Balance December 31, 2012	13,446	7,378	20,824
Deconsolidation ASMPT	(3,744)	(3,895)	(7,639)
Amortization for the year	2,118	2,071	4,189
Disposals	(1)	—	(1)
Foreign currency translation effect	(211)	(154)	(365)
Balance December 31, 2013	11,608	5,400	17,008

Other intangible assets, net:
December 31, 2012	6,900	7,015	13,915
December 31, 2013	3,995	1,642	5,637

Other intangible assets are amortized over their useful lives of 3 to 7 years. Estimated amortization expenses relating to other intangible assets are as follows:

2014	1,819
2015	1,255
2016	1,224
2017	547
2018	528
2019	264
5,637

Note 8. Goodwill

The changes in the carrying amount of goodwill are as follows:

	Front-end	Back-end	Total
Balance January 1, 2012	11,193	40,938	52,131
Foreign currency translation effect	456	(699)	(243)
Balance December 31, 2012	11,649	40,239	51,888
Deconsolidation ASMPT	—	(38,482)	(38,482)
Foreign currency translation effect	(228)	(1,757)	(1,985)
Balance December 31, 2013	11,421	—	11,421

The allocation of the carrying amount of goodwill is as follows:

	December 31,
	2012	2013
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
ASM Genitech Korea Ltd	8,089	7,861
Back-end segment:
ASM Pacific Technology Ltd	40,239	—
Total	51,888	11,421

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
The material assumptions used for the fair value calculation of the reporting unit are:

•
An average discount rate of 16.0% (2012: 22.7%) representing the pre-tax weighted average cost of capital. This rate decreased compared to the rate used in 2012 as a consequence of the current situation whereby certain production lines have now passed the early phase of the product life cycle, hence reflecting a lower risk;

•	External market segment data, historical data and strategic plans to estimate cash flow growth per product line have been used; and

•
Cash flow calculations are limited to five years of cash flow; after these five years perpetuity growth rates are set based on market maturity of the products. For maturing product the perpetuity growth rates used are 1% or less and for enabling technology products the rate used is 3% or less.

These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Based on this analysis management believes that as per December 31, 2013 the fair value of the reporting units exceeded the carrying value.

Note 9. Property, plant and equipment

The changes in the amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost:
Balance January 1, 2012	167,874	454,950	622,824
Capital expenditures	23,355	44,807	68,162
Retirements and sales	(278)	(10,253)	(10,531)
Reclassification	428	(748)	(320)
Foreign currency translation effect	(3,499)	(13,127)	(16,626)
Balance December 31, 2012	187,880	475,629	663,509
Capital expenditures	1,580	15,483	17,063
Deconsolidation ASMPT	(145,290)	(322,398)	(467,688)
Retirements and sales	(13,792)	(10,966)	(24,758)
Reclassification from held for sale	3,393	—	3,393
Reclassification	—	(66)	(66)
Foreign currency translation effect	(4,824)	(15,823)	(20,647)
Balance December 31, 2013	28,947	141,859	170,806
Accumulated depreciation:
Balance January 1, 2012	77,096	285,548	362,644
Depreciation for the year	12,420	35,282	47,702
Retirements and sales	(81)	(9,558)	(9,639)
Reclassification	3	(323)	(320)
Foreign currency translation effect	(2,061)	(10,253)	(12,314)
Balance December 31, 2012	87,377	300,696	388,073
Depreciation for the year	4,502	15,545	20,047
Deconsolidation ASMPT	(64,699)	(192,581)	(257,280)
Retirements and sales	(13,700)	(7,089)	(20,789)
Reclassification	—	(66)	(66)
Foreign currency translation effect	(2,751)	(12,959)	(15,710)
Balance December 31, 2013	10,729	103,546	114,275
Property, plant and equipment, net:
December 31, 2012	100,503	174,933	275,436
December 31, 2013	18,218	38,313	56,531

Useful lives in years:	Buildings and leasehold improvements	10-25
	Machinery and equipment	2-10
	Furniture and fixtures	2-10

As per December 31, 2013, the carrying amount includes assets under construction for land, buildings and leasehold improvements of nil (2012: €2,962), machinery, equipment, furnitures and fixtures of €11,483 (2012: €12,963).

Note 10. Assets held for sale

The changes in the carrying value of assets held for sale are as follows:

	Japan	The Netherlands	Total
Balance January 1, 2012	6,585	277	6,862
Foreign currency translation effect	(864)	—	(864)
Balance December 31, 2012	5,721	277	5,998
Impairment	(796)	—	(796)
Reclassification to assets in use	(3,393)	—	(3,393)
Foreign currency translation effect	(1,071)	—	(1,071)
Balance December 31, 2013	461	277	738

In 2009 the decision was made to dispose certain items of property, plant and equipment. These assets represent a carrying value as per December 31, 2013 of €738. The assets held for sale are located in Japan and the Netherlands.

In Japan (Tama) a building that was used for research and development activities was ceased to be used in December 2009. Due to the economic circumstances and the effects of the earthquake of 2011 in Japan we think it is not reasonable to expect this building to be sold within a reasonable period of time. Therefor we ceased to classify this building as held for sale and measured it at the lower of its carrying amount before it was classified as held for sale, adjusted for any depreciation that would have been recognized had the asset not been classified as held for sale, and its recoverable amount at the date of the subsequent decision not to sell. This resulted in an impairment charge of €796 in 2013.

Also in Japan, a piece of land was purchased to build a research and development center is regarded as held for sale. The carrying value of €461 is below the expected selling price. The expected selling prices were determined, based on various inputs and considerations.

In the Netherlands the former ASMI head office located in Bilthoven has been regarded as held for sale. The carrying value of €277 is lower than the fair value less cost to sell. The expected selling prices were determined, based on various inputs and considerations.

Note 11. Evaluation tools at customers

The changes in the amount of evaluation tools are as follows:

	December 31,
	2012	2013
Balance at beginning of year	13,987	16,922
Evaluation tools shipped	11,120	8,329
Depreciation	(3,798)	(3,771)
Evaluation tools sold	(3,277)	(6,221)
Foreign currency translation effect	(1,110)	(1,927)
Balance at end of year	16,922	13,332

Useful lives in years:	5

The gross carrying amount of the evaluation tools at customers per December 31, 2013 was €18,082 (2012: €21,750), accumulated depreciation per December 31, 2013 was €4,750 (2012: €4,828).

Evaluation tools are systems delivered to customers under evaluation agreements. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as cost of sales.

Note 12. Investments and associates

The changes in the investment and associates are as follows:

	Investments			Associates		Total
		Net equity share	Other( In)tangible assets and fair value changes	Goodwill	Total associates
Balance January 1, 2012	1,044	—	—	—	—	1,044
Share in income of investments and associates	(766)	—	—	—	—	(766)
Balance December 31, 2012	278	—	—	—	—	278
40.08% investment in ASMPT March 15, 2013	—	255,701	227,010	898,599	1,381,310	1,381,310
Result investments and associates	—	23,727	—	—	23,727	23,727
Amortization recognized (in)tangible assets	—	—	(16,848)	—	(16,848)	(16,848)
Fair value changes related to inventories and tax losses	—	—	(39,807)	—	(39,807)	(39,807)
Impairment	—	—	—	(335,406)	(335,406)	(335,406)
Dividends	—	(10,171)	—	—	(10,171)	(10,171)
Dilution ASMPT share to 39.94%	—	3,541	—	—	3,541	3,541
Other changes in equity	—	480	—	—	480	480
Foreign currency translation effect	—	(8,894)	(8,824)	(45,432)	(63,150)	(63,150)
Balance December 31, 2013	278	264,384	161,531	517,761	943,676	943,954

The investment of €278 as per December 31, 2013 reflects the net equity value of the interest in Levitech BV resulting from the management buy-out in 2009 of the RTP business. ASM International NV obtained a 20% interest in Levitech BV.

On March 13, 2013, the Company announced that it divested a controlling stake in its subsidiary ASM Pacific Technology Ltd ("ASMPT"). The sale of the shares officially closed on March 15, 2013. The Company sold 47,424,500 ordinary shares of ASMPT at a price of HK$90 per share to institutional or other professional investors through a partial secondary share placement, representing an 11.88% stake in ASMPT. The placement generated cash proceeds for the Company of HK$4,191,980 million (approximately €413 million).
The sale of the 11.88% stake caused ASMI to cease control of ASMPT. According to US GAAP the accounting of this sale consists of two separate transactions:

•	A sale of a 51.96% subsidiary; and

•	A purchase of a 40.08% associate.

These transactions resulted in a substantial gain and the deconsolidation of ASMPT. This gain consisted of two elements, (1) the realized gain on the sale of the 11.88% stake amounting to €242.838 million and (2) an unrealized re-measurement gain on the remaining 40.08% of the retained interest in ASMPT approximating €1,156 million. The 'purchase' of the associate resulted in the recognition of the associate at fair value.

After the initial accounting of the sale transaction and related gains, subsequent accounting under ASC 323, “Investments ”, requires that future income from ASMPT will need to be adjusted for the fair value adjustments arising the 'basis differences' as if a business combination had occurred under ASC 805, "Business Combinations", i.e. a purchase price allocation (“PPA”).

The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. US GAAP requires that the composition of such a fair value needs to be determined through a PPA. This process took place in the remaining period of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

The ASMPT investment is accounted for under the equity method on a go forward basis. Equity method investments are tested for other than temporary impairment (“OTTI”). An investment is considered impaired if the fair value of the investment is less than its amortized cost. The determination of whether an investment is impaired is made at the individual security level in each reporting period .

If the fair value of an investment is less than its cost or amortized cost at the balance sheet date, the Company determines whether the impairment is temporary or other than temporary. The Company considers the following facts and guidelines when determining whether an OTTI exists:

•	Positive factors as the reasons that an OTTI does not exist must be more objectively verifiable; and

•	With respect to measuring an OTTI, an investment's fair value as of the balance sheet date should be used to determine the new carrying value.

During the period after March 15, 2013 the ASMPT share traded for a longer period below the price at the close of sale. Based on the analysis the Company performed this decrease was determined to be other than temporary. As a consequence the carrying value of our equity method investment in ASMPT was adjusted reflecting the share price on December 31, 2013 resulting in an impairment charge of €335 million.

In December 2013, 1,389,200 common shares of ASMPT were issued, for cash at par value of HK$0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. The shares issued under the plan in 2013 have diluted ASMI's ownership in ASMPT to 39.94% as of December 31, 2013.

At December 31, 2013, the book value of our equity method investment after the aforementioned impairment in ASMPT was €944 million. The historical cost basis of our 39.94% share of net assets on the books of ASMPT under US GAAP was €264 million as of December 31, 2013, resulting in a basis difference of €680 million. €162 million of this basis difference has been allocated property, plant and equipment and intangibles assets. The remaining amount was allocated to equity method goodwill. The basis difference attributed to inventory an related tax issues was recognized as expense during the year ending December 31, 2013, and totaled €40 million. Each individual, identifiable asset will periodically be reviewed for any indicators of potential impairment which, if required, would result in acceleration of basis difference amortization. We amortize the basis differences allocated to the assets on a straight-line basis, and include the impact within the results of our equity method investments. Amortization and depreciation are adjusted for related deferred tax impacts. Included in net income attributable to ASMI for 2013 was after-tax expense of €17 million, representing the depreciation and amortization of the basis differences. The market value of our 39.94% investment ASMPT at December 31, 2013 approximates €971 million. The information required under rule 4-08 is included in the segment information note 26

Note 13. Notes payable to banks

Information on notes payable to banks is as follows:

	December 31,
	2012	2013
Short-term debt outstanding:
ASMPT	61,675	—
Total	61,675	—

Short-term debt outstanding in local currencies is as follows (in thousands):

	December 31,
	2012	2013
Hong Kong dollar	630,686	—

ASMI is debt free as per December 31, 2013. ASMI borrows under separate short-term lines of credit with banks. The lines contain general provisions concerning renewal and continuance at the option of the banks.

At December 31, 2012, short-term debt bears interest at LIBOR plus a margin per annum or HIBOR plus a margin per annum, at a weighted average effective interest rate for 2012 of 1.64% per annum.

Total short-term lines of credit amounted to €150,000 at December 31, 2013. The amount outstanding at December 31, 2013 was nil so the undrawn portion totaled €150,000. The undrawn portion represents the Company’s standby revolving credit facility of €150,000 with a consortium of banks. The facility was extended in 2013 and will be available through December 31, 2018. Once the facility is used, this usage is secured by a portion of the Company’s shareholding in ASMPT or accounts receivable.

The credit facility of €150,000 includes two financial covenants: a minimum long-term committed capital and a total net debt/equity ratio. These financial covenants are measured twice each year, at June 30 and December 31. The minimum level of long-term committed capital for the year ended December 31, 2013 was €320 million, the long-term committed capital as per that date was €1,447 million. Long-term committed capital is defined as the consolidated total equity. The net debt/equity ratio should not exceed 2.0, whereby equity is defined as consolidated total equity.

For the year ended December 31, 2013 net cash was €312 million and total equity €1,447 million. The Company is in compliance with these financial covenants as of June 30, 2013 and as of December 31, 2013.

Note 14. Provision for warranty

The changes in the amount of provision for warranty are as follows:

	December 31,
	2012	2013
Balance at beginning of year	49,512	43,921
Charged to cost of sales	26,527	8,491
Deconsolidation ASMPT	—	(34,290)
Deductions	(31,948)	(9,850)
Foreign currency translation effect	(170)	(306)
Balance at end of year	43,921	7,966

Non-current portion	5,298	—
Current portion	38,623	7,966

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

Note 15. Accrued expenses and other

Accrued expenses and other consist of the following:

	December 31,
	2012	2013
Advance payments from customers	29,350	213
Deferred revenue	5,938	7,346
Accrual for salaries, wages and related taxes and expenses	60,246	20,967
Interest payable	307	—
Payables arising from acquisition of property, plant and equipment	14,027	—
Other	22,192	10,134
	132,060	38,660

Note 16. Long-term debt

Long-term debt consists of the following:

	December 31,
	2012	2013
Term loans:
ASMPT, LIBOR+2.5%	18,948	—

Current portion	6,316	—
Non-current portion	12,632	—

Long-term debt, including current portion, in local currencies is as follows (in thousands):

	December 31,
	2012	2013
US dollar	25,000	—

Note 17. Convertible subordinated debt

As per 1 January 2009, ASMI applies ASC 815 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”.

Our convertible bonds initially due 2014, included a component that creates a financial liability to the Company and a component that grants an option to the holder of the convertible note to convert it into common shares of the Company (“conversion option”). ASC 815 requires separate recognition of these components.

For the conversion options of the convertible bonds due 2011 the accounting was different from that for the conversion option of the convertible bonds due 2014. As the convertible bonds due 2011 were denominated in US$ and the ASM International common shares in which they can be converted to are denominated in euro, these conversion options were recognized as a liability measured at fair value. The conversion option was measured at fair value through the income statement. For the conversion options of the convertible bonds due 2014 the fixed-for-fixed principle is met as both the debt instrument (the bond) and the Company’s equity shares, in which they can be converted to, are denominated in the same currency (euro). Based on this criterion the conversion option qualifies as permanent equity.

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

The changes in the outstanding amounts of convertible subordinated debt are as follows:

6.50% convertible unsecured notes, due 2014
Liability at redemption value at date of issuance	150,000
Conversion component at date of issuance	(23,601)
Liability component at date of issuance	126,399

Balance December 31, 2011	135,078
Conversion of notes	(139,407)
Accrual of interest	4,329
Balance December 31, 2012	—

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

Debt issuance costs
The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Consolidated Balance Sheet and amortized by the effective interest method as interest expense during the economic life of the debts. Upon the conversion of the 6.5% convertible unsecured notes the balance of the unamortized debt issuance costs impaired, an amount of €2,209 was recognized as loss from early extinguishment of debt in the Consolidated Statement of Operations for the year 2012.

Note 18. Shareholders’ equity

Common shares, preferred and financing preferred shares
The authorized capital of the Company amounts to 110,000,000 shares of €0.04 par value common shares, 118,000 shares of €40 par value preferred shares and 8,000 shares of €40 par value financing preferred shares, of which 63,468,390 common shares, no preferred and no financing preferred shares were outstanding as at December 31, 2013. All common shares outstanding as per December 31, 2013 were fully paid. All shares have one vote per €0.04 par value. Treasury shares held by the Company cannot be voted on.

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

During 2008, ASMI engaged Lehman Brothers (“Lehman”). to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets on behalf of ASMI. As of September 15, 2008, at the time it went into bankruptcy administration, Lehman reported that it had purchased and held on our behalf 2,552,071 shares, which were accounted for as treasury shares accordingly. ASMI filed a submission with the Lehman administrators giving notice of the shares held in custody by Lehman. At ASMI’s May 2009 Annual General Meeting, our shareholders resolved to cancel all of these treasury shares which, accordingly, was accounted for in our 2009 Annual Report as a reduction of the number of outstanding shares. Lehman was notified of the cancellation of shares at the time.
The Lehman administrators have cooperated to effect the cancellation of 2,305,069 shares through the relevant book entry systems and have agreed to cooperate similarly with respect to 25,643 shares which are currently held by a Lehman affiliate in the Unites States. This leaves 221,359 shares unaccounted for which is in line with the notification received from the Lehman administrator's in September 2010 that a shortfall in the number of shares held for the Company's account in this order of magnitude was likely to exist.
Under the terms of a settlement agreement with the Lehman administrators entered into in 2013 the Company has received a compensation in cash of US$6,251 and will receive a further €273,062 in compensation of dividends paid on the unaccounted shares.
Depending on the outcome of the Lehman bankruptcy the Company may receive further payments since the amounts received to date represent 92.2% of the principal of the Company's claims for compensation. In addition the company is entitled to the payment of interest over the principal of its claims.
The 221,359 shares unaccounted for by the Lehman administrators are and remain outstanding and have not been canceled by the resolution adopted by the AGM in 2009. As a result of the settlement agreement the Company recorded €4,190 as paid in capital to account for the compensation received.
Retained earnings
Distributions to common shareholders are limited to the extent the total amount of shareholders’ equity exceeds the amounts of nominal paid-in share capital (exclusive any share premium) and any reserves to be formed pursuant to law or the Company’s articles of association. The amounts are derived from the Statutory Financial Statements of ASM International NV.

Results on dilution of investments in subsidiaries and associates are accounted for directly in equity. For 2012 and 2013 this dilution gain was €6,937 and €3,587 respectively.

Accumulated other comprehensive loss
The changes in the amount of accumulated other comprehensive loss are as follows:

	Proportionate share other comprehensive income investments	Foreign currency translation effects	Unrecognized pension obligations, net of tax	Total
Balance January 1, 2012	—	(20,330)	179	(20,151)
Foreign currency translation effect on translation of foreign operations	—	(6,994)	—	(6,994)
Actuarial loss	—	—	(1,797)	(1,797)
Balance December 31, 2012	—	(27,324)	(1,618)	(28,942)
Realization deferred accumulative translation result following the sale of the 12% share of ASMPT	—	23,053	—	23,053
Deconsolidation ASMPT	—	—	1,597	1,597
Other comprehensive income investments
Foreign currency translation effect on translation of foreign operations	480	(84,086)	—	(83,606)
Actuarial loss	—	—	(224)	(224)
Balance December 31, 2013	480	(88,357)	(245)	(88,122)

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On May 16, 2013, the General Meeting of Shareholders authorized the Company, for an 18-month period, to be calculated from the date of the General Meeting, to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the purchase date.

The maximum of shares that may yet be purchased under the program takes into account the treasury shares held by the Company (at December 31, 2013 there were no treasury shares held) and the maximum number of common shares which the Company can hold according to its Articles of Association. This maximum is 10% of the number of common shares issued.

Note 19. Employee benefits

Pension plans

Front-end

For the Front-end segment the Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except for the plans of the Company’s operations in the Netherlands and Japan.

Multi-employer plan
The Company’s employees in the Netherlands, approximately 140 employees, participate in a multi-employer union plan, “Bedrijfstakpensioenfonds Metalektro”, (“PME”) determined in accordance with the collective bargaining agreements effective for the industry in which ASMI operates. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,300 companies and 147,000 contributing members. ASMI’s contribution to the multi-employer union plan is less than 5% of the total contribution to the plan as per the annual report for the year ended December 31, 2013. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan assets to its obligations. This coverage ratio must exceed 104.3% for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

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

The coverage ratio of the multi-employer union plan increased to 103.4% as of December 31, 2013 (December 31, 2012: 93.9%). Because of the low coverage ratio PME prepared and executed a so-called “Recovery Plan” which was approved by De Nederlandsche Bank, the Dutch central bank, which is the supervisor of all pension companies in the Netherlands. Due to the low coverage ratio and according the obligation of the “Recovery Plan” the pension premium percentage is 24.1% in 2013 (2012: 24.0%). The coverage ratio is calculated by dividing the plan assets by the total sum of pension liabilities and is based on actual market interest.

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

Defined benefit plan
The Company’s employees in Japan participate in a defined benefit plan. The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2013. The present value of the defined benefit obligation and the related current service cost and passed service cost were measured using the Projected Unit Credit Method.

The funded status of the plan and the amounts not yet recognized in the Consolidated Statement of Operations and the amounts recognized in the Consolidated Balance Sheet are as follows:

	December 31,
	2012	2013
Defined benefit obligations	(8,357)	(7,604)
Fair value of plan assets	4,794	5,189
Funded status/(deficit)	(3,563)	(2,415)

The changes in defined benefit obligations and fair value of plan assets are as follows:

	December 31,
	2012	2013
Defined benefit obligations
Balance January 1	9,485	8,357
Current service cost	731	529
Interest on obligation	121	113
Actuarial losses (gains)	(436)	660
Benefits paid	(423)	(128)
Foreign currency translation effect	(1,121)	(1,927)
Balance December 31	8,357	7,604

Fair value of plan assets
Balance January 1	4,090	4,794
Expected return on plan assets	144	142
Actuarial (losses) gains	52	359
Company contribution	1,544	1,233
Benefits paid	(423)	(128)
Foreign currency translation effect	(613)	(1,211)
Balance December 31	4,794	5,189

The net periodic benefit cost consists of the following:

	December 31,
	2011	2012	2013
Current service cost	664	731	529
Interest on obligation	107	121	113
Expected return on plan assets	(103)	(144)	(142)
Amortization deferred actuarial loss	6	46	—
Amortization of past service cost	(12)	(55)	(44)
Net periodic pension benefit cost	662	699	456

The actual return on plan assets was €196 and €501 for the years ended December 31, 2012 and 2013 respectively.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	December 31,
	2011	2012	2013
Discount rate for obligations	1.25%	1.55%	1.50%
Expected return on plan assets	3.00%	3.00%	3.00%
Expected rate of compensation increase	2.93%	2.93%	2.93%

The allocation of plan assets is as follows:

	December 31,
	2012		2013
Equity	1,087	23%	1,351	26%
Bonds	2,957	62%	3,019	59%
Loans	463	10%	453	9%
Real estate	72	2%	89	2%
Other	215	4%	215	4%
	4,794	100%	5,127	100%

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

Real estate fund and other values are primarily reported by the fund manager and are based on valuation of the underlying investments (level 3) which include inputs such as cost, discounted cash flows, independent appraisals and market based comparable data.

The plan assets do not include any of the Company’s shares.

Back-end
For the Back-end segment the ASMPT has retirement plans covering a substantial portion of its employees. The principal plans are defined contribution plans.

The plans for employees in Hong Kong are registered under the Occupational Retirement Schemes Ordinance (“ORSO Scheme”) and a Mandatory Provident Fund Scheme (“MPF Scheme”) established under the Mandatory Provident Fund Schemes Ordinance in December 2000. The assets of the schemes are held separately from those of ASMPT in funds under the control of trustees. The ORSO Scheme is funded by monthly contributions from both employees and ASMPT at rates ranging from 5.0% to 12.5% of the employee’s basic salary, depending on the length of services with ASMPT. For members of the MPF Scheme, ASMPT contributes 5.0% of relevant payroll costs to the MPF Scheme subject only to the maximum level of payroll costs amounting to HK$25,000 per employee, which contribution is matched by the employees.

The employees of ASMPT in the Peoples Republic of China, Singapore and Malaysia are members of state managed retirement benefit schemes operated by the relevant governments. ASMPT is required to contribute a certain percentage of payroll costs to these schemes to fund the benefits. The only obligation of ASMPT with respect to these schemes is to make the specified contributions. The assets of the schemes are held separately from those of ASMPT in funds under the control of trustees, and in the case of Singapore and Malaysia, by the Central Provident Fund Board of Singapore and Employee Provident Fund of Malaysia respectively.

Certain ASMAS (the former SEAS) entities operate funded defined benefits pension scheme for all their qualified employees. Pension benefits provided by ASMAS Entities are currently organized primarily through defined benefit pension plans which cover virtually all German employees and certain foreign employees of ASMAS entities. Furthermore, ASMAS entities provide other post-employment benefits, which consist of transition payments and death benefits to German employees after retirement. These predominantly unfunded other post-employment benefit plans qualify as defined benefit plans. Defined benefit plans determine the entitlements of their beneficiaries. An employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the reporting date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the Defined Benefit Obligation (“DBO”), which is calculated with consideration of future compensation increases by actuaries. The DBO is calculated based on the projected unit credit method and reflects the net present value as of the reporting date of the accumulated pension entitlements of active employees, former employees with vested rights and of retirees and their surviving dependents with consideration of future compensation and pension increases.

In the case of unfunded plans, the recognized pension liability is equal to the DBO adjusted by unrecognized past service cost. In the case of funded plans, the fair value of the plan assets is offset against the benefit obligations. The net amount, after adjusting for the effects of unrecognized past service cost, is recognized as a pension liability or prepaid pension asset.

	December 31,
	2012	2013
Defined benefit obligations	(33,987)	—
Fair value of plan assets	27,035	—
Funded status/(deficit)	(6,952)	—

The changes in defined benefit obligations and fair value of plan assets are as follows:

	December 31,
	2012	2013
Defined benefit obligations
Balance January 1	22,303	33,987
Deconsolidation of ASMPT	—	(34,691)
Current service cost	1,691	472
Interest on obligation	1,095	262
Past service costs	104	—
Actuarial losses (gain)	8,532	—
Benefits paid	(55)	(30)
Transfers	85	—
Contribution participants	222	—
Foreign currency translation effect	10	—
Balance December 31	33,987	—
Fair value of plan assets
Balance January 1	21,364	27,035
Deconsolidation ASMPT	—	(27,820)
Expected return	853	423
Actuarial (losses) gains	2,981	—
Contribution participants	222	—
Contribution employer	1,615	362
Balance December 31	27,035	—

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

Real estate fund and other values are primarily reported by the fund manager and are based on valuation of the underlying investments (level 3) which include inputs such as cost, discounted cash flows, independent appraisals and market based comparable data.

The plan assets do not include any of the Company’s shares.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	December 31,
	2012	2013
Discount rate for obligations	3.50%	—%
Expected return on plan assets	3.50%	—%
Expected rate of compensation increase	2.25%	—%

The allocation of plan assets is as follows:

	December 31,
	2012		2013
Equity	5,677	21%	—	—%
Fixed income and corporate bonds	20,817	77%	—	—%
Cash and other assets	541	2%	—	—%
	27,035	100%	—	—%

The plan assets do not include any of the Company’s shares.

Other post-employment benefit plans ASMPT

Employees who joined ASM Assembly Systems GmbH & Co KG, a subsidiary located in Germany, on or before 30 September 1983, are entitled to transition payments and death benefits. In respect of the transition payments for the first six months after retirement, participants receive the difference between their final compensation and the retirement benefits payable under the corporate pension plan. Employees of the Group in France are entitled to retirement indemnity plans as required by the French labor laws.

The reconciliation of the changes in the benefit obligation for the other post-employment benefits is as follows:

	December 31,
	2012	2013
Defined benefit obligations
Balance January 1	1,414	1,634
Current service cost	45	12
Interest on obligation	69	12
Actuarial losses / (gains)	372	—
Benefits paid	(181)	(12)
Deconsolidation ASMPT	—	(1,646)
Transfers	(85)	—
Balance December 31	1,634	—

The components of the principal pension benefit plans and the other post-employment benefit plans recognized in the consolidated statement of operations in respect of these defined benefit plans and other post-employment benefits are as follows:

	December 31, 2012			December 31, 2013
	Principal defined benefit plans	Other post- employment benefit plans	Total	Principal defined benefit plans	Other post- employment benefit plans	Total
Current service cost	(1,691)	(45)	(1,736)	(472)	(12)	(484)
Interest on obligation	(1,095)	(69)	(1,164)	(262)	(12)	(274)
Past service cost	(104)	—	(104)	—	—	—
Expected return on plan assets	853	—	853	—	—	—
Net periodic pension benefit cost	(2,037)	(114)	(2,151)	(734)	(24)	(758)

Other retirement benefit obligations ASMPT

The consolidated statement of financial position also includes liabilities for other retirement benefit obligations consisting of liabilities for severance payments in Italy and Austria amounting to €353 as at December 31, 2012.

Retirement plan costs for ASMI consolidated

ASMI expects to contribute €1,105 to the defined benefit plan in 2014. The Company expects to pay benefits for years subsequent to December 31, 2013 as follows:

Front-end segment
2014	209
2015	313
2016	337
2017	493
2018	629
Aggregate for the years 2019-2023	2,796
Total	4,777

Retirement plan costs for ASMI consolidated consist of the following:

	December 31,
	2011	2012	2013
Defined contribution plans	15,990	16,952	5,277
Multi-employer plans	1,111	1,420	1,274
Defined benefit plans	1,844	2,779	988
Total retirement plan costs	18,945	21,151	7,539

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

By resolution of the AGM of May 16, 2013 the formal authority to issue options and shares was allocated to the Management Board subject to the approval of the Supervisory Board. This authority is valid for 18 months and needs to be refreshed annually by the AGM to allow the continued application of the SOPS beyond November 15, 2013. The ESOP is principally administered by the Management Board and the MSOP is principally administered by the Supervisory Board. This complies with applicable corporate governance standards. However, the Supervisory Board has no power to represent the Company. For external purposes the Management Board remains the competent body under both SOPS. The SOPS envisage that the Supervisory Board, or – in the case of the ESOP – the Management Board with the approval of the Supervisory Board, will determine the number of options to be granted to the Management Board members and to employees as of December 31 of any financial year (the Grant date).

For employees and existing Management Board members the Grant Date for all options granted is December 31 of the relevant year. In each of these situations the three year Vesting Period starts at the Grant Date. The exercise price in euro of all options issued under the SOPS is determined on the basis of the market value of the ASMI shares in as at (i.e. immediately prior to) the Grant Date.

The exercise period is 4 years starting at the 3rd anniversary of the vesting date.

At December 31, 2013, options to purchase 2,172,455 shares have been issued under the 2011 Stock Option Plan representing 3.4% of the shares outstanding per December 31, 2013. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 3,308,502 options to purchase common stock were outstanding at December 31, 2013, expiring at various dates through 2020. The number of options outstanding at December 31, 2012 and 2013 were 2,325,088 and 3,308,502 respectively.

Following the sale of a 12% share of ASMPT, a capital distribution of €4.25 per common share was effectuated on July 25, 2013. As a result of this capital distribution the underlying value of ASMI option holders was diluted. The Management Board of ASMI and the Supervisory Board of ASMI decided to apply a theoretical adjustment ratio of 0.84974 to the outstanding options granted to employees including members of the Management Board as determined based on the specific rules issued and applied by NYSE Liffe. These specific rules issued by NYSE Liffe are similar to the adjustment ratio as applied to traded securities that are also not entitled to receive the capital distribution. Under these rules a theoretical adjustment ratio was determined based on the value and the effective date of the capital distribution and this ratio was applied to adjust the original number of the options and the original exercise price of the outstanding options.

The following is a summary of changes in options outstanding:

	US dollar-plans		Euro-plans
	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in €
Balance January 1, 2011	686,060	20.40	759,463	15.74
Options granted	—	—	687,114	22.33
Options forfeited	(1,080)	16.65	—	—
Options exercised	(169,870)	19.10	(126,620)	14.82
Balance December 31, 2011	515,110	20.83	1,319,957	19.08
Options granted	—	—	708,891	27.04
Options forfeited	(29,400)	20.63	(44,500)	15.49
Options exercised	(85,310)	20.42	(59,660)	15.08
Balance December 31, 2012	400,400	20.94	1,924,688	22.22
Options forfeited	(1,220)	13.65	(25,050)	24.72
Options exercised	(52,670)	15.97	(23,550)	15.91
Balance July 25, 2013	346,510	21.72	1,876,088	22.26
Adjustment following capital distribution	62,145	18.42	336,446	18.88
Options granted	—	—	776,450	23.73
Options forfeited	(2,830)	9.06	(39,271)	20.93
Options exercised	(17,675)	12.66	(29,361)	10.70
Balance December 31, 2013	388,150	18.75	2,920,352	20.22

The weighted average fair values of employee stock option granted in euro were €10.43 in 2011 and €12.27 in 2012 and €10.22 in 2013.

The remaining contractual life of the outstanding options granted in 2013 is 7 years at December 31, 2013.

The total intrinsic value of options exercised was €4,077, €2,209 and €1,651 for the years ended December 31, 2011, 2012 and 2013 respectively. In 2011, 2012 and 2013 new shares have been issued for the exercise of 294,119 options, 144,570 options and 125,402 options respectively.

On December 31, 2013 options outstanding and options exercisable classified by range of exercise prices are:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$
1.00-10.00	65,313	5.1	6.75	46,443	6.90
10.00-15.00	30,265	3.6	11.57	21,513	11.83
15.00-20.00	128,057	2.2	18.88	88,194	18.67
20.00-25.00	114,985	4.4	22.59	114,985	22.59
25.00-30.00	49,530	3.0	29.69	29,719	29.69
US$1.00-30.00	388,150	3.5	18.75	300,853	18.95
In €		In years	In €		In €
1.00-10.00	2,715	0.3	8.32	803	8.62
10.00-15.00	445,993	2.7	12.20	390,318	12.11
15.00-20.00	854,171	4.5	18.61	112,016	16.51
20.00-25.00	1,617,473	6.4	21.57	20,875	22.47
€1.00-25.00	2,920,352	5.3	19.26	524,012	13.46

At December 31, 2013, the aggregate intrinsic value of all options outstanding and all options exercisable is €17,702 and €8,562 respectively.

The cost relating to employee stock options is measured at fair value on the grant date. The fair value was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31,
	2011	2012	2013
Expected life (years)	7	7	7
Risk free interest rate	3.51%	3.28%	2.93%
Dividend yield	0.32%	0.64%	0.90%
Expected volatility	40.90%	41.98%	41.52%

The grant date fair value of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of stock options that will eventually vest. The impact of the true up of the estimates is recognized in the consolidated statement of operations in the period in which the revision is determined. We recorded compensation expenses of €1,872, €3,242 and €4,440 for 2011, 2012 and 2013 respectively.

Employee Share Incentive Scheme ASMPT

In 1989, the shareholders of ASMPT approved a plan to issue up to 5 percent of the total issued shares of ASMPT to directors and employees. This plan was extended in 1999 for a term up to March 23, 2010. At the annual general meeting of the ASMPT held on April 24, 2009, the shareholders approved to extend the period of the Scheme for a term of a further 10 years up to March 23, 2020 and allow up to 7.5% of the issued share capital of ASMPT from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since March 23, 1990) to be subscribed for or purchased pursuant to the Scheme during such extended period and that no more than 3.5% of the issued share capital of ASMPT from time to time (excluding any shares subscribed for or purchased pursuant to the Scheme since March 23, 1990) to be subscribed for or purchased pursuant to the Scheme for the period from March 24, 2010 to March 23, 2015.

The directors annually may approve an amount of supplemental compensation to the designated directors and officers, which will be used to issue or purchase ASMPT’s common shares for the designees at current market value.

On March 21, 2012, the directors resolved to grant, and the Company granted, a total of 1,950,300 shares (the “2012 Incentive Shares”) in the Company to certain employees and members of the management of the Group upon expiration of the defined qualification period. The vesting period of such grant, which is the qualification period, was from March 21, 2012 to December 15, 2012.

On March 28, 2012 (the “Adoption Date”), a Share Award Scheme was adopted by the Company to establish a trust to subscribe and purchase shares of the Company for the benefit of employees and members of the management of the Group under the Employee Share Incentive Scheme. The scheme is valid and effective for a period of 8 years commencing from the Adoption Date. Pursuant to the rules of the scheme, the Company has appointed a trustee, Law Debenture Trust (Asia) Limited, for purpose of administering the scheme and holding the awarded shares. As a result of such Share Award Scheme, 328,000 shares (the “2012 Awarded Share”) was allocated from the 2012 Incentive Shares as the 2012 Awarded Shares.

On December 15, 2012, 1,607,400 common shares of ASMPT were issued, for cash at par value of HK$0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT and 14,900 shares were forfeited and unallocated by ASMPT. 328,000 shares of the 2012 Awarded Shares were vested on the same date.

In 2011, respectively 1,518,100 ASMPT shares were issued to certain directors and employees under the plan. The effect of this transaction on ASMI was a dilution of its ownership interest in ASMPT of 0.21% in 2012 and 0.19% in 2011. The shares issued under the plan in 2012 have diluted ASMI’s ownership in ASMPT to 51.96% as of December 31, 2012.

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

Total compensation expenses related to the Employee Share Incentive Scheme of respectively €11,580 in 2011 and €19,823 in 2012 were charged to the Consolidated Statement of Operations. In 2013 through date of deconsolidation ASMPT did not incur any Employee Share Incentive Scheme expenses.

The fair value of the 2012 Incentive shares granted was determined with reference to the market value of the shares at the grant date. The expected dividends were taken into account as the employees are not entitled to receive dividends paid during the vesting period. For the 2012 Awarded Shares the fair value was determined with reference to the cost of purchase from the market including transaction costs, which is not significantly different from the fair value at the grant date.

Note 20. Commitments and contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2012	2013
Machinery and equipment	3,485	2,737
Furniture and fixtures	344	269
	3,829	3,006
Less accumulated depreciation	(3,829)	(3,006)
	—	—

At December 31, 2013 operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

2014	4,857
2015	3,801
2016	3,279
2017	2,707
2018	2,423
Years thereafter	3,660
Total	20,727

Aggregate rental expense for operating leases was €22,335 in 2011, €24,661 in 2012 and €9,529 in 2013. At December 31, 2013 the Company had entered into purchase commitments with suppliers in the amount of €141,908 for purchases, of which €139,221 for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2013 were €10,552.

Change of Control Transaction

Pursuant to our 1997 settlement agreement with Applied Materials, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement which generally involves our operations and not our investment in ASMPT, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Note 21. Litigation and environmental matters

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

Note 22. Financial instruments and risk management

Financial Instruments

Financial instruments include:

Financial assets:

	December 31,
	2012	2013
Cash and cash equivalents	290,475	312,437
Pledged cash deposits	20,000	—
Accounts receivable	304,840	83,016
Derivative instruments designated in cash flow hedges	145	—

Financial liabilities:

	December 31,
	2012	2013
Notes payable to banks	61,675	—
Accounts payable	151,761	44,837
Current portion of long-term debt	6,316	—
Long-term debt	12,632	—

Gains or losses related to financial instruments are as follows:

	Year ended December 31,
	2012	2013
Interest income	1,989	972
Interest expense	(12,113)	(2,943)
Accretion interest expense convertible notes at amortized value	(4,469)	—
Loss resulting from early extinguishment of debt	(2,209)	—
Losses Foreign currency exchange, net	(3,957)	(8,158)
Addition to allowance for doubtful accounts receivable	(2,825)	(377)

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

Level 1
Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

There were no transfers between levels during the years ended December 31, 2013 and December 31, 2012.

The following table presents the Company’s (financial) assets and liabilities that are measured at fair value on a recurring basis.

	At carrying value	At fair value Level 1	Level 2	Level 3	Total
December 31, 2012
Assets:
Derivative financial instruments 1)	145	—	145	—	145
Total	145	—	145	—	145

December 31, 2013
Assets:
Associates	971,131	971,131	—	—	971,131
Total	971,131	971,131	—	—	971,131

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

We use forward exchange contracts to hedge foreign exchange risk of anticipated sales or purchase transactions in the normal course of business, which occur within the next twelve months, for which the Company has a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The hedges related to forecasted transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive loss in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. The Company records all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Hedge ineffectiveness was insignificant for the years ended December 31, 2012 and December 31, 2013.

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

To the extent that exchange rate fluctuations impact the value of the Company’s investments in its foreign subsidiaries, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. Reference is made to Note 18.

The outstanding forward exchange contracts per December 31, 2012 were as follows, per December 31, 2013 there were no forward exchange contracts outstanding:

	Currency	Notional amount	Fair value	Included in accumulated other comprehensive income (loss)
			Euro	Euro
December 31, 2012
Assets:
Fair value hedge contracts:
Short position	US$	(27,100)	(145)	—

For forward exchange contracts, market values based on external quotes from banks have been used to determine the fair value.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Singapore dollar, Hong Kong dollar, Korean won and Japanese yen against the euro as of December 31, 2012 and December 31, 2013. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the US dollar, Singapore dollar, Hong Kong dollar, Korean won or Japanese yen against the euro. A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in US dollar, Singapore dollar, Hong Kong dollar and Japanese yen.

	Impact on equity
	2012	2013
10% increase of US dollar versus euro	4,564	4,938
10% decrease of US dollar versus euro	(4,564)	(4,938)
10% increase of Singapore dollar versus euro	5,868	6,088
10% decrease of Singapore dollar versus euro	(5,868)	(6,088)
10% increase of Hong Kong dollar versus euro	56,693	94,396
10% decrease of Hong Kong dollar versus euro	(56,693)	(94,396)
10% increase of Korean won versus euro	3,969	5,840
10% decrease of Korean won versus euro	(3,969)	(5,840)
10% increase of Japanese yen versus euro	5,294	4,561
10% decrease of Japanese yen versus euro	(5,294)	(4,561)

A hypothetical 10% strengthening or 10% weakening of any other currency against the euro as of December 31, 2012 and December 31, 2013 would not result in a material impact on equity.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Singapore dollar, Hong Kong dollar, Korean won or Japanese yen against the euro at average exchange rates for the years 2012 and 2013. A positive amount indicates an increase in net earnings.

	Impact on net earnings
	2012	2013
10% increase of US dollar versus euro	915	601
10% decrease of US dollar versus euro	(915)	(601)
10% increase of Singapore dollar versus euro	644	671
10% decrease of Singapore dollar versus euro	(644)	(671)
10% increase of Hong Kong dollar versus euro	3,630	100,072
10% decrease of Hong Kong dollar versus euro	(3,630)	(100,072)
10% increase of Korean won versus euro	1,400	1,962
10% decrease of Korean won versus euro	(1,400)	(1,962)
10% increase of Japanese yen versus euro	923	485
10% decrease of Japanese yen versus euro	(923)	(485)

The significant possible impact on net earnings results from the realized and unrealized gain following the sale of the 12% stake in ASMPT. A hypothetical 10% strengthening or 10% weakening of any other currency against the euro at average exchange rates for the years 2012 and 2013 would not result in a material impact on net earnings.

Interest Risk

We are not exposed to interest rate risk through our borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. At December 31, 2013 the Company had no debt.

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

The Company derives a significant percentage of its revenue from a small number of large customers. The largest customer accounted for approximately 28.3% of net sales in 2013 (2012: 8.8%; 2011: 6.4%) and the ten largest customers accounted for approximately 85.6% of net sales in 2013 (2012: 31.6%; 2011: 27.9%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2013 one customer accounted for 28.1% of the outstanding balance in accounts receivable (2012: 6.5%; 2011: 4.5%).

We invest our cash and cash equivalents in short-term deposits and derivative instruments with high-rated financial institutions. We only enter into transactions with a limited number of major financial institutions that have high credit ratings and we closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counterparty.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Liquidity Risk

The following table summarizes the Company’s contractual obligations as at December 31, 2013 aggregated by type of contractual obligation:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	20,727	4,857	7,080	5,130	3,660
Pension liabilities	4,777	209	650	1,122	2,796
Purchase obligations:
Purchase commitments to suppliers	48,982	48,982	—	—	—
Capital expenditure commitments	458	458	—	—	—
Unrecognized tax benefits (ASC 740)	—	—	—	—	—
Total contractual obligations	74,944	54,506	7,730	6,252	6,456

Total short-term lines of credit amounted to €150,000 at December 31, 2013. The amount outstanding at December 31, 2013 was nil and the undrawn portion totaled €150,000. The standby revolving credit facility of €150,000 with a consortium of banks. The facility, available through December 20, 2018, is secured by a portion of the Company’s shareholding in ASMPT and certain accounts receivable.

For the majority of purchase commitments, the Company has flexible delivery schedules depending on the market conditions, which allows the Company, to a certain extent, to delay delivery beyond originally planned delivery schedules.

Note 23. Research and development

Research and Development consists of the following:

	Year ended December 31,
	2011	2012	2013
Research and development expenses	130,153	150,118	76,427
Research and development grants and credits	(753)	(899)	(1,036)
Total research and development expenses	129,400	149,219	75,391

The Company’s operations in the Netherlands, Germany and the United States receive research and development grants and credits from various sources.
Note 24. Restructuring expenses

In the fourth quarter of 2012 we started a cost reduction program in our Front-end operation. We have reduced headcount in our manufacturing organization in Singapore and our product management organization in Europe and the US with approximately 100 people. Related to these actions, an amount of €0.9 million and an amount of €2.5 million in restructuring expenses was recorded in 2012 and 2013 respectively.

Note 25. Income taxes

The components of earnings (loss) before income taxes and non-controlling interest consist of:

	Year ended December 31,
	2011	2012	2013
The Netherlands	(3,450)	(70,263)	1,018,554
Other countries	356,305	136,994	41,867
Earnings before income taxes and Non-controlling interest	352,855	66,731	1,060,421

The income tax expense consists of:

	Year ended December 31,
	2011	2012	2013
Current:
The Netherlands	(494)	(110)	(1,938)
Other countries	(64,684)	(26,337)	(9,479)
	(65,178)	(26,447)	(11,417)
Deferred:
The Netherlands	—	—	—
Other countries	28,486	147	296
Income tax expense	(36,692)	(26,300)	(11,121)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Dutch statutory income tax rates to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the Dutch statutory income tax rates is set forth as follows:

	Year ended December 31,
	2011	2012	2013
Earnings before income taxes and Non-controlling interest	352,855	66,731	1,060,421
Dutch statutory income tax rate	25.0%	25.0%	25.0%
Income tax provision at statutory rate	(88,214)	(16,683)	(265,105)
Non-deductible expenses	(8,228)	(6,508)	(1,957)
Foreign taxes at a rate other than the Dutch statutory rate	12,983	(2,699)	(556)
Valuation allowance	17,991	(14,876)	(3,960)
Non-taxable income -1-	30,156	4,887	260,425
Other -2-	(1,380)	9,579	32
Income tax expense	(36,692)	(26,300)	(11,121)

1)	Non-taxable income for 2013 mainly consist of revenues deriving from the disposal of the 12% shareholding in ASMPT in March which are exempt under the Dutch participation exemption.

2)	Other in 2013 mainly consists of tax credits, adjustments to prior years, changes in (enacted) tax laws and revaluation of certain assets.

Included in non-taxable income for 2013 is €3,244 regarding the Company’s manufacturing operations in Singapore and other countries where income covering certain products is non-taxable or subject to concessional tax rates under tax incentive schemes granted by the local tax authority. The majority of these tax incentive schemes have terms ending by December 31, 2020.

On June 8, 2009 the Singapore Economic Development Board (“EDB”) granted a Pioneer Certificate to ASM Front-End Manufacturing Singapore Pte Ltd (“FEMS”, a principal subsidiary of the Group,) to the effect that profits arising from certain manufacturing activities by FEMS of Front-end equipment will in principle be exempted from tax for a period of 10 years effective from dates ranging between July 1, 2008, subject to fulfillment of certain criteria during the period.

On July 12, 2010, the EDB granted a Pioneer Certificate to ASM Technology Singapore Pte Limited (“ATS”), a principal subsidiary of the Group, to the effect that profits arising from certain products will be exempted from tax for a period of 10 years effective from dates ranging between June 1, 2010 and January 1, 2012 across specified products, subject to fulfillment of certain criteria during the period. EDB had also granted a 5 year Development and Expansion Incentive (DEI) to ATS to the effect that the profits arising from certain existing products shall be subject a concessionary tax rate of 5% for a period of 10 years from January 1, 2011, subject to the fulfillment of certain criteria during the period.

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

In Korea a High Technology Tax Exemption has been granted to the effect that profits arising from certain equipment sales will in principle be partly exempted from tax in the period ending by 2016, subject to fulfillment of certain criteria during the period.

Since 2011 the Dutch statutory tax rate amounted to 25.0%. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. The Company’s deferred tax assets and liabilities have been determined in accordance with these statutory income tax rates.

Deferred income taxes developed as follows:

	January 1, 2012	Acquisitions	Reclassifications	Consolidated statement of operations	Equity	Exchange differences	December 31, 2012
Deferred tax assets:
Reserves and allowances	10,415	—	3,985	4,928	1,730	(736)	20,322
Net operating losses	86,720	—	—	(2,303)	—	(939)	83,478
Depreciation	363	—	508	1,478	—	(89)	2,260
Other	6,391	—	(6,525)	1,345	28	(127)	1,112
Gross deferred tax assets	103,889	—	(2,032)	5,448	1,758	(1,891)	107,172
Less: valuation allowance	(76,467)	—	(180)	(6,442)	—	(161)	(83,250)
Net deferred tax assets	27,422	—	(2,212)	(994)	1,758	(2,052)	23,922
Deferred tax liabilities	(4,381)	—	2,212	1,142	—	39	(988)
Net deferred income taxes	23,041	—	—	148	1,758	(2,013)	22,934

	January 1, 2013	Deconsolidation ASMPT	Change income tax rate	Consolidated statement of operations	Equity	Exchange differences	December 31, 2013
Deferred tax assets:
Reserves and allowances	20,322	(15,199)	(258)	(814)	255	(1,152)	3,154
Net operating losses	83,478	(11,905)	—	(1,664)	—	49	69,958
Depreciation	2,260	(2,121)	(88)	1,603	—	(319)	1,335
Other	1,112	(194)	(38)	(146)	—	(164)	570
Gross deferred tax assets	107,172	(29,419)	(384)	(1,021)	255	(1,586)	75,017
Less: valuation allowance	(83,250)	11,675	—	1,664	—	(47)	(69,958)
Net deferred tax assets	23,922	(17,744)	(384)	643	255	(1,633)	5,059
Deferred tax liabilities	(988)	921	—	37	—	(5)	(35)
Net deferred income taxes	22,934	(16,823)	(384)	680	255	(1,638)	5,024

Deferred tax assets and liabilities are classified in the consolidated balance sheet as follows:

	December 31,
	2012	2013
Deferred tax assets—current	17,967	3,739
Deferred tax assets—non-current	5,955	1,320
Deferred tax liabilities—current	(36)	—
Deferred tax liabilities—non-current	(952)	(35)
	22,934	5,024

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2013 of €272,610 for tax return purposes to reduce future income taxes, mainly in Europe. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating losses, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating losses. Accordingly, a valuation allowance of €83,250 in 2012 and €69,958 in 2013 has been recorded.

The amounts and expiration dates of net operating losses for tax purposes are as follows:

Expiration year	Total of net operating losses for tax purposes	Net operating losses for which deferred tax assets are recognized
2014	37,607	—
2015-2016	—	—
2017	47,429	—
2018	44,664	—
2019	35,905	—
2020	4	—
2021	60,198	—
2022	28,556	—
2023-2028	—	—
2029	14,343	—
2030	3,779	—
Unlimited	125	—
Total	272,610	—
The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2013 the undistributed earnings of subsidiaries, subject to withholding taxes, were approximately €26,734. These earnings could become subject to foreign (withholding) taxes if they were remitted as dividends and / or if the Company should sell its interest in the subsidiaries.

Consistent with the provisions of ASC 740, as of December 31, 2013, ASMI has no liability of unrecognized tax benefits. A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

Balance January 1, 2011	20,057
Gross increases - tax positions in current year	950
Foreign currency translation effect	742
Balance December 31, 2011	21,749
Gross increases - tax positions in current year	1,157
Foreign currency translation effect	(395)
Balance December 31, 2012	22,511
Deconsolidation ASMPT	(22,325)
Gross increases - tax positions in current year	—
Foreign currency translation effect	(186)
Balance December 31, 2013	—

Unrecognized tax benefits mainly relate to transfer pricing positions, tax credits (US$20.9 million) and tax deductible costs. The Company estimates that no interest and penalties are related to these unrecognized tax benefits. In the year ended December 31, 2013, no settlement with tax authorities and no reduction as a result of a lapse of statute of limitations occurred.

Unrecognized tax benefits would, if recognized, impact the Company’s effective tax rate. The Company provided for an amount of zero reflecting managements best estimate to mitigate possible impact in case of an unfavorable outcome. The unrecognized tax benefits are classified in the consolidated balance sheet under “accrued expenses and other” and are covered with purchased tax certificates which are classified in the consolidated balance sheet under “other current assets”.

A summary of open tax years by major jurisdiction is as follows:

Jurisdiction
Japan	2009-2013
The Netherlands	2009-2013
Singapore	2008-2013
United States of America	1997-2013
South Korea	2008-2013

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

Note 26. Disclosures about segments and related information

The Company organizes its activities in two operating segments, Front-end and Back-end. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”), which is the chief operating decision maker (according to ASC 280).

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States of America, Japan and South East Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd, in which the Company holds a substantial share of 39.94% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore, Malaysia and Germany.

The Back-end segment remains reported as a separate segment since the cease of control per March 15, 2013. Since that date the segment is reported as an equity method investment as the CEO reviews this information as part of his CODM package.
Accordingly, the asset and profit/loss information regarding the operations that comprise the segment are disclosed. The full financial results are reviewed by the CODM, the external reporting of the segment are on an equity method investment basis. The total of all segments' financial amounts are reconciled to the corresponding amounts reported in the consolidated financial statements, eliminations are reflected in the reconciling column for amounts reported in excess of those amounts reflected in the consolidated financial statements.

	Year ended December 31, 2011
	Front-end	Back-end	Total
Net sales to unaffiliated customers	456,065	1,178,270	1,634,334
Gross profit	172,318	398,308	570,626
Result from operations	62,581	304,869	367,450
Interest income	976	1,925	2,902
Interest expense	(13,142)	(354)	(13,497)
Loss resulting from early extinguishment of debt	(824)	—	(824)
Accretion interest expense convertible notes	(4,401)	—	(4,401)
Revaluation conversion option	(4,378)	—	(4,378)
Foreign currency exchange gains (losses), net	8,296	(2,692)	5,604
Income tax expense	(4,581)	(32,111)	(36,692)
Net earnings (loss)	44,527	271,637	316,164
Allocation of net earnings (loss):
Shareholders of the parent			186,770
Non-controlling interest			129,394
Capital expenditures	16,369	72,849	89,218
Net purchase of other intangibles	6,141	910	7,051
Depreciation and amortization	14,335	32,638	46,973
Impairment of property, plant and equipment	—	(8,038)	(8,038)
Cash and cash equivalents	228,114	162,136	390,250
Capitalized goodwill	11,193	40,939	52,131
Other intangible assets	9,643	5,133	14,776
Other identifiable assets	336,090	788,973	1,125,063
Total assets	585,040	997,181	1,582,221
Total debt	162,464	32,946	195,409
Headcount in full-time equivalents -1-	1,631	14,563	16,194
 ___________________

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

	Year ended December 31, 2012
	Front-end	Back-end	Total
Net sales to unaffiliated customers	370,409	1,047,658	1,418,067
Gross profit	124,531	315,898	440,429
Result from operations	539	87,717	88,256
Interest income	1,015	974	1,989
Interest expense	(11,381)	(732)	(12,113)
Loss resulting from early extinguishment of debt	(2,209)	—	(2,209)
Accretion interest expense convertible notes	(4,329)	(140)	(4,469)
Foreign currency exchange gains (losses), net	(3,050)	(907)	(3,957)
Result on investments	(766)	—	(766)
Income tax expense	(8,965)	(17,335)	(26,300)
Net earnings (loss)	(29,146)	69,577	40,431
Allocation of net earnings (loss):
Shareholders of the parent			7,149
Non-controlling interest			33,282
Capital expenditures	21,973	46,189	68,162
Net purchase of other intangibles	2,042	2,588	4,630
Depreciation and amortization	18,838	39,622	58,460
Cash and cash equivalents	145,061	145,414	290,475
Capitalized goodwill	11,649	40,239	51,888
Other intangible assets	9,049	4,866	13,915
Other identifiable assets	334,399	808,829	1,143,228
Total assets	500,158	999,348	1,499,506
Total debt	—	80,623	80,623
Headcount in full-time equivalents -1-	1,636	15,768	17,404
 __________________

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

	Year ended December 31, 2013
	Front-end	Back-end 100%	Elimination non consolidated	Total
Net sales to unaffiliated customers	451,992	1,051,376	(891,091)	612,277
Gross profit	176,160	307,618	(269,228)	214,550
Result from operations	44,704	66,352	(70,638)	40,418
Interest income	904	272	(204)	972
Interest expense	(2,553)	(2,082)	1,693	(2,942)
Foreign currency exchange gains (losses), net	(9,005)	847	—	(8,158)
Result from investments	—	—	1,030,132	1,030,132
Income tax expense	(9,484)	(11,308)	9,671	(11,121)
Net earnings (loss)	24,565	54,081	970,654	1,049,300
Allocation of net earnings (loss):
Shareholders of the parent				1,051,893
Non-controlling interest				(2,593)
Capital expenditures and purchase of intangible assets	11,072	34,003	(27,542)	17,533
Depreciation and amortization	19,415	41,066	(32,015)	28,466
Cash and cash equivalents	312,437	149,313	(149,313)	312,437
Capitalized goodwill	11,421	—	—	11,421
Other intangible assets	5,637	902	(902)	5,637
Investments and associates	278	—	943,676	943,954
Other identifiable assets	277,800	599,709	(599,709)	277,800
Total assets	607,573	749,924	193,752	1,551,249
Total debt	—	65,105	(65,105)	—
Headcount in full-time equivalents -1-	1,503	14,400	(14,400)	1,503
 __________________

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

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

Geographical information is summarized as follows:

	Europe	United States of America	Japan	Southeast Asia	Corporate	Consolidated
	Year ended December 31, 2011
Net sales to unaffiliated customers	338,065	185,943	96,697	1,013,629	—	1,634,334
Long-lived assets	16,021	13,110	18,273	212,605	171	260,180
Total assets	406,586	131,498	120,717	733,571	189,849	1,582,221
Capital expenditures	7,425	8,429	1,559	71,720	85	89,218
Purchase of intangible assets	29	779	635	1,378	4,230	7,051
	Year ended December 31, 2012
Net sales to unaffiliated customers	255,795	197,566	59,385	905,321	—	1,418,067
Long-lived assets	17,587	22,567	17,313	217,849	120	275,436
Total assets	473,561	128,484	71,838	717,986	107,637	1,499,506
Capital expenditures	7,098	12,837	4,947	43,280	—	68,162
Purchase of intangible assets	1,732	437	72	997	1,392	4,630
	Year ended December 31, 2013
Net sales to unaffiliated customers	97,777	147,036	36,623	330,841	—	612,277
Long-lived assets	2,871	24,429	15,112	14,075	44	56,531
Total assets	60,709	105,952	62,252	1,112,919	209,417	1,551,249
Capital expenditures	3,693	8,179	1,128	4,063	—	17,063
Purchase of intangible assets	108	—	—	124	238	470

Long-lived assets for the years ended December 31, 2011, 2012 and 2013 consist of the Company’s property, plant and equipment.

Note 27. Selected operating expenses and additional information

Personnel expenses for employees were as follows:

	December 31,
	2011	2012	2013
Wages and salaries	318,944	353,437	136,936
Social security	42,622	47,124	16,049
Pension expenses	18,945	21,151	7,539
	380,511	421,712	160,524

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	December 31,
	2011	2012	2013
The Netherlands	167	178	156
Other European countries	993	1,057	448
United States of America	468	594	556
Southeast Asia	15,716	15,300	5,050
Japan	181	203	181
	17,525	17,332	6,391

The average number of employees for the year 2013 includes the weighted average of the ASMPT employees for the period January 1 - March 15.
Note 28. Earnings per share

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

The following represents a reconciliation of net earnings and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings per share:

	December 31,
	2011	2012	2013
Net earnings used for purpose of computing basic earnings per common share	186,770	7,149	1,049,300
After-tax equivalent of interest expense on convertible subordinated notes	17,670	—	—
Net earnings used for purposes of computing diluted net earnings per common share	204,440	7,149	1,049,300
Basic weighted average number of shares outstanding during the year used for purpose of computing basic earnings per share (thousands)	55,210	56,108	63,202
Dilutive effect of stock options	570	659	994
Dilutive effect of convertible subordinated notes	8,902	—	—
Dilutive weighted average number of shares outstanding	64,682	56,767	64,196
Net earnings per share:
Basic net earnings from continuing operations	3.38	0.13	16.60
Diluted net earnings from continuing operations	3.16	0.13	16.35

For the year ended December 31, 2012, the effect of 8,231,432 conversion rights was anti-dilutive.

For the year ended December 31, 2011, 81,500 option rights were not in the money and therefore not implicated in the dilutive effect of stock options.

During 2008, ASMI engaged Lehman Brothers (“Lehman”). to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets on behalf of ASMI. As of September 15, 2008, at the time it went into bankruptcy administration, Lehman reported that it had purchased and held on our behalf 2,552,071 shares, which were accounted for as treasury shares accordingly. ASMI filed a submission with the Lehman administrators giving notice of the shares held in custody by Lehman. At ASMI’s May 2009 Annual General Meeting, our shareholders resolved to cancel all of these treasury shares which, accordingly, was accounted for in our 2009 Annual Report as a reduction of the number of outstanding shares. Lehman was notified of the cancellation of shares at the time.
The Lehman administrators have cooperated to effect the cancellation of 2,305,069 shares through the relevant book entry systems and have agreed to cooperate similarly with respect to 25,643 shares which are currently held by a Lehman affiliate in the Unites States. This leaves 221,359 shares unaccounted for which is in line with the notification received from the Lehman administrator's in September 2010 that a shortfall in the number of shares held for the Company's account in this order of magnitude was likely to exist.
Under the terms of a settlement agreement with the Lehman administrators entered into in 2013 the Company has received a compensation in cash of US$6,251 and will receive a further €273,062 in compensation of dividends paid on the unaccounted shares.
Depending on the outcome of the Lehman bankruptcy the Company may receive further payments since the amounts received to date represent 92.2% of the principal of the Company's claims for compensation. In addition the Company is entitled to the payment of interest over the principal of its claims.
The 221,359 shares unaccounted for by the Lehman administrators are and remain outstanding and have not been canceled by the resolution adopted by the AGM in 2009. As a result of the settlement agreement the Company recorded €4,190 as paid in capital to account for the compensation received.

Note 29. Board remuneration

The remuneration of members of the Management Board has been determined by the Supervisory Board.
During 2013, the Company considered the members of the Management Board and the Supervisory Board to be the key management personnel.
The following table sets forth as to all current and former members of the Management Board of the Company, information concerning all remuneration from the Company (including its subsidiaries) for services in all capacities:

	Base compensation	Bonuses	Pensions	Share based payment expenses -1-	Other	Total
Management Board:
C.D. del Prado
2013 2)	520	527	92	506	60	1,705
2012 2)	510	177	76	398	59	1,220
2011	500	339	69	182	56	1,146

P.A.M. van Bommel
2013 2)	375	391	79	418	45	1,308
2012 2)	367	144	88	325	59	983
2011	360	233	54	141	46	834

1.	These amounts represent the vesting expenses related to the financial year.

2.
A one-time crisis levy of 16% as imposed by the Dutch government amounts to €145 (2012: €175 ) in total. This crisis tax levy is payable by the employer and is charged over income of employees exceeding a €150 threshold for both years. These expenses do not form part of the remuneration costs mentioned.

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

The following table shows the outstanding options to purchase ASM International NV common shares held by members of the Management Board, and changes in such holdings during 2013:

	Year of grant	Outstanding January 1, 2013	Granted in 2013	Exercised in 2013 -7-	Adjustments following the capital distribution -6-	Outstanding December 31, 2013	Exercise price		End date
C.D. del Prado [1,5]	2003	20,000	—	(20,000)	—	—	US$	11.35	Feb 1, 2013
C.D. del Prado 2	2007	19,645	—	—	3,523	23,168		€16.51	May 23, 2015
C.D. del Prado 2	2008	125,000	—	—	22,416	147,416		€10.78	Mar 31, 2016
C.D. del Prado 3	2009	50,000	—	—	8,967	58,967		€12.79	Dec 31, 2017
C.D. del Prado 4	2011	75,000	—	—	13,450	88,450		€18.93	Dec 31, 2018
C.D. del Prado 4	2012	60,000	—		10,760	70,760		€22.93	Dec 31, 2019
C.D. del Prado 4	2013	—	75,000	—		75,000		€23.73	Dec 31, 2020
P.A.M. van Bommel [3]	2010	25,000	—	—	4,483	29,483		€13.80	Jun 7, 2018
P.A.M. van Bommel [4]	2011	53,000	—	—	9,504	62,504		€18.93	Dec 31, 2018
P.A.M. van Bommel [4]	2012	40,000	—	—	7,173	47,173		€22.93	Dec 31, 2019
P.A.M. van Bommel [4]	2013	—	53,000	—		53,000		€23.73	Dec 31, 2020
		467,645	128,000	(20,000)	80,276	655,921

1.	These options are granted for a term of ten years, and became exercisable in equal parts over a five year period.

2.
These options are conditional. A percentage, not exceeding 150%, of the options which have been granted conditionally will become unconditional after three years, based on the total return of the Company's shares for the three years after the options are granted compared to the average total return of the shares of a relevant number of companies which are similar to the Company during the same three-year period. The options are granted for a term of eight years

3.	These options are granted for a term of eight years and become exercisable after a three years vesting period.

4.	These options are granted for a term of seven years and become exercisable after a three years vesting period.

5.	These options have been exercised on January 25, 2013 at a share price of €29.04.

6.
Following the sale of a 12% share of ASMPT, a capital distribution of €4.25 per common share was effectuated on July 25, 2013. As a result of this capital distribution the underlying value of ASMI option holders was diluted. The Management Board of ASMI and the Supervisory Board of ASMI decided to apply a theoretical adjustment ratio of 0.84974 to the outstanding options granted to employees including members of the Management Board as determined based on the specific rules issued and applied by NYSE Liffe. These specific rules issued by NYSE Liffe are similar to the adjustment ratio as applied to traded securities that are also not entitled to receive the capital distribution. Under these rules a theoretical adjustment ratio was determined based on the value and the effective date of the capital distribution and this ratio was applied to adjust the original number of the options and the original exercise price of the outstanding options.

7.	These options were exercised in January 2013 at a share price of US$38.87.

The fair value per option of options granted to current and former members of the Management Board was €10.43 in 2011, €12.27 in 2012 and €10.22 in 2013.

In 2013, 20,000 options to purchase ASM International NV common shares were exercised and as a result 20,000 new shares were issued for the exercise of these options.

The following table sets forth as to all current and former members of the Supervisory Board of the Company information concerning all remuneration (base compensation, no bonuses or pensions were paid) from the Company (including its subsidiaries) for services in all capacities:

	Year ended December 31,
	2011	2012	2013
Supervisory Board:
J.C. Lobbezoo	53	53	61
G.J. Kramer -1-	68	68	25
J.M.R. Danneels	50	50	50
H.W. Kreutzer	50	50	51
M.C.J. van Pernis	50	50	51
U.H.R. Schumacher	50	50	50
	321	321	288

1)    Mr Kramer resigned from the Supervisory Board on May 16, 2013.

The remuneration of members of the Supervisory Board has been determined by the General Meeting of Shareholders.

No stock options have been granted to members of the Supervisory Board.

Note 30. Share ownership and related party transactions

The ownership or controlling interest of outstanding common shares of ASM International NV by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2012		December 31, 2013
	Shares owned	Percentage of Common shares outstanding	Shares owned	Percentage of Common shares outstanding
A.H. del Prado	9,204,284	14.59%	9,204,284	14.50%
C.D. del Prado (member of the Management Board)	132,945	0.21%	132,945	0.21%
Stichting Administratiekantoor ASMI	2,142,039	3.39%	2,142,039	3.37%

Stichting Administratiekantoor ASMI is a trust controlled by Mr A.H. del Prado. The number of shares owned by Stichting Administratiekantoor ASMI includes 713,000 common shares which are beneficially owned by Mr C.D. del Prado.

The Company has a related party relationship with its subsidiaries, equity accounted investees and members of the Supervisory Board and the Management Board. Related party transactions are conducted on an at arm’s length basis with terms comparable to transactions with third parties. For transactions with the Supervisory Board and the Management Board see note 29 “Board Remuneration”.

The Group has no significant transactions or outstanding balances with its equity-accounted investees other than its equity-interest holdings.