Form 20-F
period 2014-12-31
ASM INTERNATIONAL N V
filed 2015-04-09
CIK 351483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
 FORM 20-F
_____________________________________

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2014

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
Versterkerstraat 8, 1322 AP, Amerce, the Netherlands
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 62,968,184 common shares; 0 preferred shares.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP  ☒    International Financial Reporting Standards as issued by the International
Accounting Standards Board  ☐    Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

Draft April 07, 2015 1

PART I

As used in this report, the terms “we”, “us”, “our”, “ASMI”, and “ASM International” mean ASM International NV and its subsidiaries, unless the context indicates another meaning, and the term “common shares” means our common shares, par value €0.04 per share. Since we are a Dutch company, the par value of our common shares is expressed in euros (“€”). The terms “United States” and “US” refer to the United States of America.

Forward Looking Safe Harbor Statement
Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future revenue, sales, income, expenditures, sufficiency of cash generated from operations, maintenance of a substantial interest in ASM Pacific Technology Ltd, business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, product shipment dates, corporate transactions, restructurings, liquidity and financing matters, currency fluctuations, litigation involving intellectual property, shareholder matters, and outlooks. These statements may be found under Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects” and elsewhere in this report. Forward-looking statements are statements other than statements of historical fact and typically are identified by use of terms such as “may”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the matters discussed in Item 4, “Information on the Company” and the risks discussed in Item 3.D, “Risk factors”. The risks described are not the only ones facing ASMI. Some risks are not yet known and some that we do not currently believe to be material could later become material. Each of these risks could materially affect our business, revenues, income, assets, liquidity and capital resources. All statements are made as of the date of this report, and we assume no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer statistics and expected timetable

Not applicable.

Draft April 07, 2015 4

Item 3. Key information

A. Selected consolidated financial data

The following selected financial data has been derived from ASMI’s historical audited consolidated financial statements. The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and Item 18, “Financial Statements”, and the accompanying notes for the corresponding fiscal years:

(EUR thousand, except per share data)	2010	2011	2012	2013 -4-	2014

Consolidated Statements of Operations data
Net sales	1,222,900	1,634,334	1,418,067	612,277	545,604
Cost of sales	(673,322)	(1,063,708)	(977,638)	(397,727)	(310,605)
Gross profit	549,578	570,626	440,429	214,550	234,999
Operating expenses:
Selling, general and administrative	(130,596)	(174,107)	(200,799)	(94,776)	(79,982)
Research and development, net	(78,785)	(129,400)	(149,219)	(75,391)	(63,858)
Amortization of other intangible assets	(357)	(911)	(1,264)	(696)	(544)
Impairment charge property, plant and equipment and assets held for sale	—	(8,038)	—	(796)	—
Restructuring expenses	(11,201)	—	(891)	(2,473)	(80)
Total operating expenses	(220,939)	(312,456)	(352,173)	(174,132)	(144,464)
Operating income
Gain on bargain purchase	—	109,279	—	—	—
Earnings (loss) from operations	328,640	367,450	88,256	40,418	90,535
Interest income	1,221	2,902	1,989	972	1,583
Interest expense	(15,677)	(13,497)	(12,113)	(2,943)	(2,312)
Loss resulting from early extinguishment of debt	(3,609)	(824)	(2,209)	—	—
Accretion interest expense convertible notes	(6,010)	(4,401)	(4,469)	—	—
Revaluation conversion option	(19,037)	(4,378)	—	—	—
Foreign currency exchange gain (loss), net	(65)	5,604	(3,957)	(8,158)	26,439
Share in income of investments and associates	—	—	(766)	1,030,132	38,632
Income before income taxes	285,463	352,856	66,731	1,060,421	154,877
Income tax expense	(42,939)	(36,692)	(26,300)	(11,121)	(17,569)
Net income	242,524	316,164	40,431	1,049,300	137,308
Net earnings (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net income:
Shareholders of the parent	110,639	186,770	7,149	1,051,893	137,308
Non-controlling interest	131,884	129,394	33,282	(2,593)	—
Earnings per Share data
Basic net earnings (loss) per share	€2.11	€3.38	€0.13	€16.64	€2.16
Diluted net earnings (loss) per share	€2.09	€3.16	€0.13	€16.39	€2.14
Basic weighted average number of shares (in thousand)	52,435	55,210	56,108	63,202	63,510
Diluted weighted average number of shares (in thousand)	61,494	64,682	56,767	64,196	64,209

Draft April 07, 2015 5

(EUR thousand, except per share data)	2010	2011	2012	2013 -4-	2014

Consolidated Statements of Operations data
Other data:
Number of common shares outstanding at year end (in thousand)	52,932	55,377	63,096	63,468	62,968
Dividends declared on common shares -1-	—	€0.40	€0.50	€0.50	€0.50
Consolidated Balance Sheet data:
Cash and cash equivalents	340,294	390,250	290,475	312,437	385,777
Total assets	1,214,117	1,582,221	1,499,506	1,551,249	1,826,933
Net current assets -2-	509,867	739,252	690,283	416,589	483,092
Net debt -3-	215,681	195,409	80,623	(312,437)	(385,777)
Capital stock	2,117	2,215	2,584	2,539	2,553
Total shareholders’ equity	411,460	659,796	741,876	1,447,249	1,690,200
Cash flow data:
Cash flow from operating activities	259,884	216,581	42,480	48,545	110,390
Cash flow from investing activities	(100,566)	(70,035)	(71,891)	284,690	(31,784)
Cash flow from financing activities	(123,027)	(78,537)	(73,489)	(307,105)	(37,850)

(1)	The dividends are related to the preceding financial year.

(2)	Net current assets is calculated as the difference between total current assets, including cash and cash equivalents, and total current liabilities.

(3)	Net debt is calculated as total debt minus cash and cash equivalents.

(4)	Following the sale of a 12% stake on March 15, 2013 ASMI ceased control on ASMPT resulting in the deconsolidation per that same date.
Exchange Rate Information

We publish our consolidated financial statements in euro. In this Annual Report, references to “€”, “euro” or “EUR” are to euros, and references to “$”, “US dollar”, “USD” or “US$” are to United States dollars.

The following table sets forth, for each period indicated, specified information regarding the US dollar per euro exchange rates based on the rates of the European Central Bank, referred to as the “reference rate.” On March 13, 2015, the reference rate was 1.057 US dollars per euro.
US Dollar per Euro exchange rate

	September 2014	October 2014	November 2014	December 2014	January 2015	February 2015	March 2015 -1-
Period high	1.315	1.282	1.254	1.254	1.204	1.145	1.123
Period low	1.258	1.252	1.239	1.214	1.120	1.124	1.057

	Years Ended December 31,
	2010	2011	2012	2013	2014
Period average -2-	1.321	1.400	1.293	1.331	1.321

(1)	Through March 13, 2015.

(2)	Average of the exchange rates on the last day of each month during the period presented.

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

Draft April 07, 2015 6

D. Risk factors
In conducting our business, we face a number of risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below, which may not be in order of likelihood or materiality. These risks are not the only ones we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

Risks related to the semiconductor industry

The semiconductor industry is highly cyclical.

 We sell our products to the semiconductor manufacturing industry, which is subject to the industry's business cycles, of which the timing, duration and volatility are difficult to predict. The semiconductor industry has historically been cyclical.

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

Industry downturns historically have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During periods of declining demand, we must quickly and effectively reduce expenses. However, our ability to reduce expenses is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, in a downturn, our ability to reduce inventories quickly is limited by the long lead time for production and delivery of some of our products, reduced sales, order cancellations and delays, and delays associated with reducing deliveries from our supplier pipeline. During an extended downturn, a portion of our inventory may have to be written down as excess or obsolete if it is not sold in a timely manner. Additionally, during a significant downturn, workforce reductions that we may seek to implement to reduce costs may be delayed due to labor laws and practices applicable in the various jurisdictions in which we operate.

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

Draft April 07, 2015 7

 Our future success depends upon commercial acceptance of products incorporating new technologies we are developing, such as new plasma enhanced and atomic layer deposition processes, new epitaxy processes and new materials and chemistries. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products which can result in significant writedowns and impairment charges and costs. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including, without limitation:

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

Draft April 07, 2015 8

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

 Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 26.7% of our net sales in 2014. Our ten largest customers accounted for 84.1% of our net sales in 2014. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results, perhaps materially. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

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

Draft April 07, 2015 9

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

 Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights and confidential information. These agreements and measures may not be sufficient to protect our technology from third party infringement or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

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

Draft April 07, 2015 10

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

 In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials a settlement fee and to grant it a worldwide, non-exclusive and royalty-free license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses granted by Applied Materials to us expire at the end of the life of the underlying patents which expire at various times through approximately 2016. Our obligation to pay certain royalties to Applied Materials generally continues until the expiration of the corresponding underlying patent to the extent we practice such patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. These covenants, which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

Additional litigation with Applied Materials regarding the operation of the settlement agreement or other matters could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position.

Our net earnings could be negatively impacted by currency fluctuations.

 Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our Consolidated Financial Statements, are expressed in euro. The translation exposures that result from the inclusion of financial statements of our subsidiaries and investments that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our assets, liabilities and operating expenses are exposed to fluctuations of various foreign currency exchange rates, most significantly to the HK$ following the remeasurement of the investment in ASMPT.

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

Draft April 07, 2015 11

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

 We are party from time to time to various legal proceedings and claims, generally incidental to our business including without limitation to intellectual property and product liability claims. For each of these proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss can be reasonably estimated, in connection with our determination whether or not to record a charge to earnings. Significant subjective judgments are required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal, arbitration and administrative proceedings. The outcome of these proceedings is subject to a number of factors beyond our control. In addition, estimates of the potential costs associated with legal, arbitration and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, even where we believe that we would ultimately prevail, we may agree to settle or to terminate a claim or proceeding where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted contest. If we do not accurately assess the probability of an unfavorable outcome or the range of possible loss, an unfavorable outcome could have a material adverse impact on our financial condition and results of operations.

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

Draft April 07, 2015 12

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

 We market and sell our products and services throughout the world. We have operating facilities in the Netherlands, the United States, Japan, Singapore, Malaysia and South Korea. Our operations are subject to risks inherent in doing business internationally, including, without limitation:

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

Draft April 07, 2015 13

Environmental laws and regulations and operation of our equipment may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. To the extent such regulations or directives apply to our business throughout the world, these measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly or scarce materials. As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing, R&D activities, and operations. Accordingly, costs and regulatory fines associated with such future environmental compliance or remediation obligations could adversely affect our business. We seek to mitigate these environmental and operational risks through preventative and protective safety and health practices, but there is no assurance that such measures will eliminate all such risks which could result in significant adverse effect on our business, financial condition and operational results.

A significant disruption in our information technology systems could adversely affect our business.

Our internal information technology systems are a fundamental component of our business operations. In today's world, these systems are subject to compromise by aging other matters re computer viruses, unauthorized access and general system failures or unforeseen difficulties. We focus on proactive measures to prevent and mitigate such risks; however, such incidents could compromise our systems resulting in business disruption and theft of confidential information. In addition to potential negative business effects and financial impact, we may incur significant costs to remedy such issues and resultant damage.

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

Prior to March 2013, we owned approximately 52% of the outstanding equity of ASMPT and the assets and operating results of ASMPT were reported by us on a consolidated basis. On March 15, 2013, we disposed of a 12% stake in ASMPT, which reduced our ownership to approximately 40% of the outstanding equity. As a result of this, ASMPT ceased to be a consolidated subsidiary as of that date and our pro-rata interest in the net earnings of ASMPT is reported

Draft April 07, 2015 14

in our consolidated statements of operations on the line, "result from investments". See for further information Note 3 "Divestment" and Note 12 "Investments and associates" to the consolidated financial statements.

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

The management of ASMPT may respond to market, business or other developments in a manner different than we would under similar circumstances, and in a manner that may not be in our best interests. Although we are the largest shareholder of ASMPT, we do not possess the right to control ASMPT. Accordingly, the value of our equity interest in ASMPT, and our pro-rata share of ASMPT's net earnings reported in our consolidated statements of operations on the line, "result from investments" could change materially due to factors outside of our control and unrelated to our business or markets, which could materially and adversely impact our net income and the trading price of our common shares.

Although we are a substantial shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

We currently own 39.75% of the outstanding common shares of ASMPT. In addition both members of our Management Board are also members of the ASMPT Board of Directors. However, these directors are under no obligation to take any actions as directors of ASMPT that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interest.

In addition, the directors of ASMPT are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASMPT, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASMPT after the dividend. Cash dividends received from ASMPT totaled €29.6 million, €10.3 million and €20.0 million in 2012, 2013, and 2014, respectively.

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

Risks related to an investment in our shares

Our founder who is also Chairman of the Board of ASM Pacific Technology controlled as per December 31, 2014 approximately 18.02% of the voting power which gives him significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board and makes it substantially more difficult for a shareholder group to remove or elect such members without his support.

 Our founder, Arthur H. del Prado, controlled approximately 18.02% of the voting power of our outstanding common shares as of December 31, 2014. Accordingly, he has significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at a general meeting of shareholders will be elected if they receive a majority of the votes cast at the meeting. Nominees to the Supervisory Board or Management Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at the meeting, provided such affirmative votes represent at least one third of our issued capital. Members of the Supervisory and Management Boards may be removed only by the affirmative vote of a majority of the votes cast at a meeting, and, unless such removal is recommended by the Supervisory Board, the affirmative votes must represent at least one third of our issued capital.

Draft April 07, 2015 15

This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of our founder.

Our anti-takeover provisions may prevent a beneficial change of control.

 The Company has granted to Stichting Continuïteit ASM International (“Stichting”), a non-membership organization with a board composed of three members independent of ASMI, the right to acquire and vote our preferred shares. The objective of Stichting is to serve the interests of the Company. To that objective Stichting may, among other things, acquire, own and vote our preferred shares in order to maintain our independence and/or continuity and/or identity. This may prevent a change of control from occurring that shareholders may otherwise support. On May 14, 2008, Stichting exercised this right in response to a perceived threat to our continuity and acquired shares of our preferred stock representing 29.9% of the total voting power of our outstanding capital shares at that time. These shares were retired in 2009 and a new right was issued to Stichting to acquire and vote preferred shares in certain situations in the future. For additional information regarding Stichting, see Item 7, “Major Shareholders and Related Party Transactions”.

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

 The market price of our common shares has fluctuated substantially in the past. Between January 1, 2014 and December 31, 2014, the sale price of our common shares, as reported on the NASDAQ Global Select Market, ranged from a low of US$32.06 to a high of US$44.17. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following, without limitation:

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

Our quarterly revenues and earnings from operations have varied significantly in the past and may vary in the future due to a number of factors.

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

Draft April 07, 2015 16

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

Draft April 07, 2015 17

Item 4. Information on the Company

The information in this Item 4 should be read in conjunction with the risks discussed under Item 3.D., “Risk Factors”.

A. History and development of the Company
ASM International NV ("ASMI") was incorporated on March 4, 1968 as a Dutch "naamloze vennootschap", or public limited liability company, and was previously known as Advanced Semiconductor Materials International NV. Our principal executive offices are located at Versterkerstraat 8, 1322 AP, Almere, the Netherlands. Our telephone number at that location is +31 88 100 8810. Our authorized agent in the United States is our subsidiary, ASM America Inc, a Delaware corporation, located at 3440 East University Drive, Phoenix, Arizona 85034.

B. Business overview

 Introduction
 Our business
ASM International is a global supplier of wafer processing equipment, primarily for semiconductor manufacturing. ASM's innovative technologies are being used by the most advanced semiconductor manufacturers, primarily for the deposition of thin films. We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits (IC’s). Semiconductor IC’s, often called chips, are a key technology enabling the advanced electronic products used by consumers and businesses everywhere.

Global demand for semiconductors is exploding as chips enable technological advances for an expanding number of applications. The cloud, smart vehicles, the desire to be fully connected at all times for email, phone and the internet. All these factors and more are driving the demand for smaller, faster, cheaper chips. The semiconductor industry is committed to reducing the size of transistors so that more of them fit in the same physical space. For over 30 years now, following the trend called Moore’s Law, the average number of components per integrated semiconductor device, at the optimum cost-per-component, has been increased by a factor of two every 18 to 24 months. Currently, the most advanced microprocessor chips include over 2 billion transistors. ASM’s technology is an enabler of the deposition of the extremely thin semiconductor material layers that create these advanced chips. A driver of innovation, ASM has established a leading position in the fast growing markets for ALD and PEALD equipment, and also provides equipment for PECVD, epitaxy, and vertical furnace applications.

Semiconductor Manufacturing Background
The process of making semiconductor IC’s is highly complex and very costly. Semiconductor fabrication plants, called fabs, house a large set of wafer processing equipment which performs a series of process steps on round silicon wafers, which are typically 300mm in diameter. The equipment is operated in cleanrooms that filter the air to avoid small particles that could negatively affect the circuitry on the chips. There are many chips on each wafer. Most of ASM’s systems are designed for deposition processes when thin films, or layers, of various materials are grown or deposited onto the wafer. These films are electrically conductive metals, insulating dielectrics, or semiconducting to allow precision control of electrical signals. By depositing multiple layers of films, multi-level, integrated electrical circuits are created on each chip. After testing the individual circuits for correct performance, the chips on the wafer are separated and then packaged in protective coatings before ultimately becoming part of a set of IC chips on circuit boards within an electronic product.

Industry Scale and Major Trends
Semiconductor devices are the key enablers of the electronic age. Each semiconductor device can hold many components, most of which are transistors and means to store a charge in the case of memory chips. Logic chips are used for making calculations or more generally for executing the instructions of the software that controls an electronic product. Memory chips are used to store the digital 1’s and 0’s that make up the programs and data. Various ASM equipment is used in the fabrication of both logic and memory chips, as well as other general integrated devices. A recent trend is the combination of logic and memory on the same chip to create a system on a chip (SOC), which can increase the speed of the electronics, and reduce the total size and cost of the packaged product.

The semiconductor industry was driven in 2014 by a US$2.02 trillion global electronics industry (VLSI Research
Chip Insider January 19, 2015), that required approximately US $289 billion (ibid.) in semiconductors. The semiconductor industry in turn, supported the approximately US$50.2 billion (ibid.) semiconductor capital equipment industry, which supplies the needed production systems and services. Within the capital equipment segment, ASM serves the wafer processing equipment segment which is approximately US$32 billion. Demand for semiconductor

Draft April 07, 2015 18

capital equipment is driven both by growth in the market for semiconductor devices and also by new technology needed to realize the next generation of devices. The semiconductor industry rose about 10% in 2014, driving the equipment business up by about 17%. Equipment growth in 2014 was driven mostly by capacity expansion in memory fabs and new technology generation investments in logic and foundry fabs.

New technology generations are driven from the industry’s relentless push to follow Moore’s Law, which ultimately enables devices with more performance at a lower cost. One result of this advanced technology drive is higher complexity in transistors and memory devices. Historically, new technology nodes have been achieved by shrinking the transistor size, however certain physical limits have recently been reached. To solve this problem the trend is to build 3D transistors because more functions can be stacked vertically than in two dimensions. So-called “FinFET’s” and several 3D memory architectures are now in volume production.

Another 3D trend in semiconductor manufacturing is the stacking of several chips in one package. These chips can come from different supply chains, each optimized for its own performance and cost, enabling the manufacture of heterogeneous devices with integration in the package or as chips stacked on a wafer. In this way "more than Moore" chips can be efficiently integrated with conventional "Moore" scaled devices in one package.

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

Strategy
Our strategic objective is to realize profitable, sustainable growth by capitalizing on our innovative strength, operational excellence and our leadership in ALD and other business segments we are active in. The key elements of our strategy include:
Innovative strength, ASM has always been recognized for its technology leadership. Today, we provide leading technologies that support our customers in staying on the curve of Moore’s Law. Our innovative strength is what differentiates us in the marketplace and continues to be the cornerstone of our strategy. Apart from our internal R&D efforts we are continuously expanding and deepening our strategic cooperation with key customers, suppliers, chemicals manufacturers and research institutes such as imec. We also expand our patent portfolio where it is necessary and beneficial.
Leadership in ALD, ALD and PEALD technologies have been established as mainstream technologies in high volume manufacturing supporting virtually all of the leading customers in the semiconductor industry. As a leader in this space, ALD and PEALD have turned into a key growth driver for our business. We expect that the trends of continued scaling and evolution towards 3D device structures will further expand the number of applications for ALD. We aim to maintain our leading position in ALD, by leveraging on our strong expertise and established customer relationships, and by developing new applications to support our customers with increasingly complex device node transitions.
Operational excellence, While technology leadership remains crucial we continue to focus on further improving the effectiveness of our organization and the efficiency of processes. We aim to provide our customers with dependable leading-edge products and services at a consistent quality and the best cost of ownership. To this end, we continue to optimize our manufacturing and global sourcing processes, including the migration to common product platforms.

ASM Business Structure
ASMI is generally organized with a set of business units that develop and market our products, and globalized operation and administration groups that support the business units and our customers. ASMI’s operations are conducted through wholly-owned subsidiaries, the most significant being ASM Front-End Manufacturing Singapore Pte Ltd (“FEMS”), located in Singapore, ASM Europe BV (“ASM Europe”), located in the Netherlands, ASM America, Inc (“ASM America”), located in the United States, ASM Japan KK (“ASM Japan”), located in Japan, and ASM Genitech Korea Ltd (“ASM Genitech”) located in Korea. The location of our facilities allows us to interact closely with customers in the world’s major geographic market segments: Europe, North America, and Asia.

Semiconductor device manufacturing processes
The manufacturing process of semiconductor devices on a wafer can be divided in three distinct parts: wafer manufacturing, transistor formation (known as Front-end of the line (“FEOL”) processing), and interconnect formation

Draft April 07, 2015 19

(known as Back-end of the line (“BEOL”) processing). We develop, manufacture and sell equipment, and provide services used by semiconductor device manufacturers in each of these sections of semiconductor device manufacturing.

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

During FEOL and BEOL wafer processing, multiple thin films of either electrically insulating material, also called dielectrics, or conductive material are modified, grown, or deposited on a silicon wafer. First, several material processing cycles are used in the FEOL to build the basic transistor and other components such as capacitors and resistors. Second, several processing cycles are used in the BEOL to electrically connect the large amount of transistors and components, and to build additional passive components such as capacitors, inductors and resistors. Patterning of deposited layers with lithography and etching (described below) creates the transistors, passive components and connecting wires, which together make up the integrated circuit. Each integrated circuit is a single “chip” or a “die” on the wafer. A finished wafer may contain several dozen to several thousand individual dies. Wafer processing is performed either one wafer at a time in single wafer processing systems or many wafers at a time in batch processing systems. Multiple deposition, and patterning processes are performed on the same wafer to complete a device.

The number and precise order of the process steps varies depending upon the complexity and design of the integrated circuit. The performance of the circuit is determined in part by the various electrical characteristics of the materials used in the layers of the circuit and the wafer. Simple circuits may have as few as ten layers, while complex circuits may have more than one hundred layers. The device manufacturing process is capital intensive, requiring multiple units of several different production systems. Many different but complementary methods are used to modify, grow, or deposit materials on the wafers. The device manufacturing process on the wafer is complete when all of the layers have been deposited and patterned on the wafer.

The introduction of even trace levels of foreign particles or material can make a circuit, or even an entire wafer, unusable. To reduce the level of foreign particles or material, wafer processing is performed in clean rooms with ultra-low particle and contamination levels. The correct electrical functioning of the integrated circuits on each die is confirmed by probing. Non-functioning circuits are marked so they can later be discarded before money is spent on packaging the chip. The yield, or the percentage of known good die for a mature process is usually well above 95%. For a process in development the yield can be substantially smaller, and it is important to improve this as quickly as possible as it determines the profitability of our customers to a large extent.

Important technology trends for our business
The continuous demand for smaller, faster and cheaper semiconductor components drives the technology advances in the semiconductor manufacturing process. As the transistors in an integrated circuit become smaller, the cost-per-component decreases. Fortuitously, at the same time the operating speed of the transistor increases. Thus the minimum size of a single transistor in an integrated circuit is an extremely important parameter. Today, our customers manufacture semiconductor devices as small as 14 nanometers (one nanometer is one billionth of a meter), sometimes in a vertical 3D transistor or FinFET architecture. Our customers are qualifying and testing new critical processes to generate devices with line widths at or below 10 nm. Simultaneously, in our customers’ laboratories and several collaborative research environments advanced 7nm to 5nm design rule devices and related materials are being developed.

In developing faster and smaller devices, our customers’ major technology requirements are:

•	introduction of new thin film materials and device designs needed for continued scaling;

•	reliable manufacturing of taller and smaller three-dimensional structures in devices;

•	lithography of ever smaller feature sizes, now much smaller than the wavelength of visible light; and

•	new manufacturing processes that reduce device variability and increase yield.

ASM advanced technology
In order to meet our customers’ needs, we have developed, and are still developing many new materials. Atomic Layer Deposition (ALD) is an advanced technology that deposits atomic layers one at a time on wafers. This process is used to create ultra-thin films of exceptional quality and flatness. For example, in the FEOL, ALD of high-k dielectrics and

Draft April 07, 2015 20

novel metal gate electrodes can improve the performance and reduce the power consumption of a device, thereby enhancing battery life. This same class of materials can also lead to larger charge storage in a smaller capacitor, critical for memories and RF circuits. Whereas in the recent past much focus has been on the development of the high-k dielectric, today as much focus is on new technologies and materials for the metal gate electrode, the gate sidewall passivation and many other applications. Plasma Enhanced ALD (PEALD) is expected to be an important technology going forward for isolating features in 3D devices. We expect that the creation of 3D vertical transistors will further increase the demand for processes with better coverage of 3D structures, such as ALD.

Another example of new materials in the FEOL are our silicon-germanium (“SiGe”) and silicon-carbon-phosphorous (“SiCP”) epitaxial materials that can increase the switching speed of the transistors and the circuit in which they are embedded by so-called strain engineering. This can be done without negatively affecting the power these transistors consume.

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

We have also developed and sold new ALD processes and wafer processing equipment to enable the creation of narrow lines having dimensions beyond the resolution of common lithography, and with low line width variability; a process called spacer-defined double patterning. For that purpose we have developed low temperature Plasma Enhanced ALD processes that are compatible with and assist the common lithography process.

In addition to addressing the technology needs of our customers, the relentless drive of the industry to reduce cost corresponds to significant spending on development programs that further increase throughput, equipment reliability, and yield in our customer’s line, and further lower the cost per wafer of the wafer processing systems. In order to enable further efficiencies in our manufacturing process, we have improved, and will continue to improve the level of standardization in our equipment portfolio by migrating to common platforms, sub-assemblies and components. This requires a significant engineering effort, although can provide efficiencies in the long term.

ALD and PEALD at ASM
Atomic Layer Deposition, ALD, is one of the newest technologies to deposit ultra-thin films of exceptional flatness and uniformity. This technology was brought into ASMI in 1999 with the acquisition of ASM Microchemistry, who first developed the thermal ALD technology. Plasma Enhanced ALD, PEALD, is an extension of this original ALD technology that uses plasma, which was brought into ASMI in 2001 through a partnership with Genitech and a subsequent acquisition in 2004 and formation of ASM Genitech Korea. The use of plasma enables us to deposit high quality films at very low temperatures. ALD is a very versatile technology that can be used to deposit high-k insulating materials, conductors, silicon oxide and silicon nitride. We expect that the trends of continued scaling, and evolution towards three dimensional device structures play into the strength of our ALD position. We offer ALD/PEALD processes on several of our product platforms, including single wafer and batch systems, and for multiple wafer sizes.
Products
 Market Coverage
The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI is active in the wafer processing segment. Within wafer processing equipment the major segments are Lithography, CMP, Ion Implant, Deposition, Etch & Clean and Process Diagnostics. The principal market segment in which we participate is Deposition and Related Tools. According to VLSI, the Deposition segment is approximately US$7.8 billion in 2014.

ASMI Products
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

Draft April 07, 2015 21

Deposition application	ASM product platform	ASM products
ALD	XP (1)	Pulsar® XP ALD System
EmerALD XP ALD System
	Polygon® (2)	Pulsar and EmerALD (2) Single Wafer ALD Systems
PEALD	XP8 (1)	Eagle® XP8 PEALD System
PECVD	XP8 (1)	Dragon® XP8 PECVD System
Diffusion	Advance® Series	A400 Batch Vertical Furnace System
Oxidation		A412 Batch Vertical Furnace System
LPCVD
ALD
Epitaxy	XP (1)	Intrepid® XP Epitaxy
	Epsilon®	Epsilon 2000 and Epsilon 3200 Single Wafer Epitaxy Systems

(1)
The XP is our standard single wafer processing platform designed to accommodate multiple process application modules with common platform standards. In 2012 ASMI launched the XP8 high productivity platform for PECVD and PEALD, based on our common XP platform standard with an expanded configuration that enables integration of up to 8 chambers on one wafer handling platform.

(2)	The functionality of the Polygon, Pulsar and EmerALD has merged with the XP platform starting in 2009.

Product descriptions
Advance Platform
The Advance is our Vertical Furnace, batch processing platform. Products built on this product platform are used for diffusion, oxidation, LPCVD and ALD. The product platform is used in many manufacturing steps, from the production of silicon wafers to the final anneal in interconnect.

A412 Batch Vertical Furnace
The A412 is a 300mm vertical furnace system featuring two reactors above a rotating carousel, with a dual-boat configuration for high productivity. The tool supports a wide range of process applications with variable load sizes from 25 wafers for shortest cycle time requirements, up to 150 wafers for lowest cost requirements in a single run.

A400 Batch Vertical Furnace
The A400 system is for 150 and 200mm wafers. It is available with two batch tube reactors and supports applications similar to the A412 tool.

XP Platform
The XP is our high productivity common 300mm single wafer platform that can be configured with up to 4 process modules. The XP platform enables high volume multi-chamber parallel processing or integration of sequential process steps on one platform.

The XP common platform benefits our customers through reduced operating costs since multiple ASM products use many of the same parts and consumables and a common control architecture improves ease of use.

Pulsar XP ALD System
Pulsar XP is a 300mm ALD tool designed for depositing extremely thin high-k dielectric materials required for advanced transistor gates and other applications. Pulsar is the benchmark ALD high-k gates tool for the industry.

EmerALD XP ALD System
EmerALD XP is a 300mm ALD tool designed for depositing metal gate layers for advanced high-k metal gate transistors and other applications.

Intrepid XP Epitaxy System
Intrepid XP is a 300mm epitaxy tool designed for critical transistor strain and channel layers. Processes include silicon (Si), silicon-germanium (SiGe), and other silicon-based compounds.

Draft April 07, 2015 22

XP8 Platform
The XP8 platform follows the basic architectural standards of the XP, but provides even higher productivity with up to 8 chambers integrated on a single wafer platform with a small footprint.

Eagle XP8 PEALD System
Eagle XP8 is a high productivity 300mm tool for PEALD applications. The system can be configured with up to four Dual Chamber Modules (DCM), enabling 8 chambers in high volume production within a very compact footprint. The system is capable of a broad range of dielectric PEALD processes including low temperature spacers for multiple patterning applications.

Dragon XP8 PECVD System
Dragon XP8 is a high-productivity 300mm tool for PECVD applications. The system can be configured with up to four Dual Chamber Modules (DCM), enabling 8 chambers in high volume production within a very compact footprint. Processes include a broad range of dielectric PECVD films for applications such as interconnect dielectrics layers, passivation layers and etch stop layers.

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

We own and license patents that cover some of the key technologies, features and operations of our products and are registered in the principal countries where semiconductor devices or equipment are manufactured or sold. For instance, we have hundreds of issued patents that relate to our ALCVD process technology platform. As another example, we have a significant number of issued patents related to Silcore and other specialized LPCVD and PECVD process chemistries.

The following table shows the number of patents for which we made an initial filing during the indicated year and the number of patents in force at the end of the indicated year. Increased R&D activity in 2012, 2013 and 2014 resulted in a higher filing rate.

	2010	2011	2012	2013	2014
Initial patent filings	33	51	64	61	66
Patents in force at year end	931	1,043	1,127	1,159	1,266

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

Draft April 07, 2015 23

We have licensed our RTP portfolio of 61 issued patents and 4 pending patents to Levitech BV.

Trademarks
ASM, the ASM International logo, Advance, Aurora, Dragon, Eagle, EmerALD, Epsilon, Intrepid, Polygon, Pulsar and Silcore are our registered trademarks. A400, A412, ALCVD, Atomic Layer CVD, Horizon, Loadstar, Medallion, NCP, PEALD, and Previum are our trademarks. “The Switch Is On” and “Drive Innovation. Deliver Excellence.” are our service marks.

Litigation
There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Although we have been involved in significant litigation in the past, at present we are not involved in any litigation which we believe is likely to have a material adverse effect on our financial position. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend ASMI against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of effort by us, which could have a material adverse effect on our business, financial condition, and earnings from operations. Adverse determinations in such litigation could result in our loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could have a material adverse effect on our business, financial condition and earnings from operations.

Research and development
We believe that our future success depends to a large extent upon our ability to develop new products and add improved features to existing products. Accordingly, our global product development policies and local activities are for the most part directed towards expanding and improving present product lines to incorporate technology advances and reduce product cost, while simultaneously developing new products that can penetrate new markets. These activities require the application of physics, chemistry, materials science, chemical engineering, electrical engineering, precision mechanical engineering, software engineering, and system engineering.

Our net research and development expenses were €58.7 million, €58.3 million and €63.9 million in 2012, 2013 and 2014, respectively. We expect to continue investing significant resources in research and development in order to enhance our product offerings. Our research and development activities are chiefly conducted in the principal semiconductor markets of the world, which enables us to draw on innovative and technical capabilities on an international basis. Each geographic center provides expertise for specific products and/or technologies. This approach, combined with the interactions between the individual centers, permits efficient allocation of technical resources and customer interaction during development. In 2010, we formed a global Platform Engineering group that addresses the needs for common platforms for the various products in our wafer processing product portfolio. Selected resources in Belgium, Almere and Helsinki have been grouped under Corporate R&D, addressing the common needs for advanced materials research and process integration work for the 10nm to 5nm nodes.

Location	Number of R&D employees as of December 31, 2014, exclusive of temporary workers
Almere, the Netherlands	36
Leuven, Belgium	26
Helsinki, Finland	17
Phoenix, Arizona, United States	161
Cheonan, South Korea	46
Singapore	4
Tama, Japan	75
Total	365

As part of our research and development activities, we are engaged in various formal and informal arrangements with customers and institutes. At December 31, 2014, we are engaged in several formal joint development programs with customers for 300mm applications of our products. As part of these efforts, we may sell new products to customers at

Draft April 07, 2015 24

a significantly reduced margin, and invest significant resources in the joint development and subsequent product qualification. We sometimes also cooperate with other semiconductor capital equipment suppliers in complementary fields, in order to gain knowledge on the performance of our own deposition processes, in cooperation with other processes, either in bilateral or in publicly funded projects. In addition to cooperating with customers and other capital equipment suppliers, we also enter into research projects with technical universities and institutes (for example imec in Belgium).

We participate mainly in Europe in publicly funded programs to research and develop the production technology for semiconductor devices with line widths of 10nm and 7nm and below, and in More-than-Moore technologies. Among our current cooperative efforts are projects awarded under the Information Society Technologies (IST) seventh framework program and the sequel framework Horizon 2020, and under the Joint Technology Initiative (JTI) on nano-electronics of the ENIAC Joined Undertaking (European Nano-electronics Initiative Advisory Council JU) and the follow-up program JTI ECSEL (Electronic Components and Systems for European Leadership). Several of these ENIAC and ECSEL projects are Key Enabling Technology (KET) Pilot Line projects aiming at developing a European pilot line for emerging technologies. We are also involved in several cluster development programs in the Eureka initiative by CATRENE (Cluster for Application and Technology Research in Europe on Nano-Electronics), the successor of MEDEA+ (Micro Electronics Development for European Applications). In the Netherlands we are participating in projects focused on Nano-Technology developments (“NanoNextNL”) and efficiency improvements for Photovoltaic cells within the TKI Solar Energy Program.

In 2011 we renewed our strategic R&D partnership with the Interuniversity MicroElectronics Center (imec) in Leuven, Belgium. Our Epsilon, A412, Pulsar, EmerALD, Dragon and Eagle based products are involved in this partnership. In 2012, 2013 and 2014 we significantly expanded our partnership with additional ALD and Epi capability. This gives us the opportunity to investigate, both jointly and independently, the integration of individual process steps in process modules and electrically active devices. We have been partnering with imec since 1990.

In December 2003, we commenced a five-year partnership with University of Helsinki that aims at further development of atomic layer deposition processes and chemistries. This partnership was extended for a second and now a third quinquennial, reaching into December 2018.

Per year-end 365 employees were employed in research and development representing 22% of our total staff.

Manufacturing and suppliers
Our manufacturing operations consist of the fabrication and assembly of various critical components, product assembly, quality control and testing.

In 2004, in order to reduce manufacturing costs in our wafer processing equipment operations we established FEMS, a manufacturing facility in Singapore, to manufacture certain generic subsystems and sub-assemblies for our Vertical Furnaces that we previously outsourced. In 2009 we started the transition of manufacturing of ASMI products to be final assembled in Singapore, i.e. including final assembly, test and shipment of the system to the customer from the FEMS facility. We closed down our manufacturing operations in Almere, the Netherlands, at the end of 2009, and we closed our manufacturing facilities in Phoenix (US) and in Nagaoka (Japan) in 2010.

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

Draft April 07, 2015 25

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

To execute the sales and service functions, we have established a global sales force, in which all regional units report directly into the global sales organization. We have sales offices located in Europe (in the Netherlands, France, Ireland, Germany and Italy), Israel, Taiwan, South Korea, the People’s Republic of China, Singapore, the United States and Japan. At the end of 2014, 303 employees were employed in sales and marketing, representing 19% of our total staff.

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

For our wafer processing segment our largest customer accounted for approximately 33.6%, 28.3% and 26.7% of our net sales in 2012, 2013 and 2014, respectively. Our ten largest customers accounted for approximately 75.3%, 85.6% and 84.1% of our net sales 2012, 2013 and 2014, respectively. Historically, a significant percentage of our net sales in each year has been attributable to a limited number of customers; however, the largest customers for our products may vary from year to year depending upon, among other things, a customer’s budget for capital expenditures, timing of new fabrication facilities and new product introductions.

The following table shows the distribution of net sales, of our Front-end segment per geographic destination of the product:

Net sales	Full year
	Front-end net sales
Geographic destination	2012	2013	2014
Europe	21.0%	16.2%	17.3%
United States	35.6%	29.0%	32.4%
South Korea	13.3%	24.5%	17.2%
Japan	11.0%	7.5%	11.5%
Other Asia	19.1%	22.8%	21.6%
Total	100.0%	100.0%	100.0%

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

We provide maintenance during the product warranty period, usually one to two years, and thereafter perform maintenance pursuant to individual orders issued by the customer. In addition to providing ongoing service, our customer service operations are responsible for customer training programs, spare parts sales and technical publications. In appropriate circumstances, we will send technical personnel to customer locations to support the customer for extended periods of time in order to optimize the use of the equipment for the customer’s specific processes. The availability of

Draft April 07, 2015 26

field support is particularly important for a sale. 517 employees were employed in customer service at the end of 2014 representing 32% of our total staff.

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

Our primary competitors are from the United States of America, Japan and South Korea. In each of our product lines, we compete primarily with two or three companies which vary from small to large firms in terms of the size of their net sales and range of products. Our primary competitors include Applied Materials, LAM Research Corporation, Tokyo Electron, Hitachi Kokusai, Wonik IPS, Eugene Tech and Jusung.

C. Organizational structure
ASM International NV is a holding company that operates through its subsidiaries. Our major operating subsidiaries as of March 13, 2015 are:

Subsidiary Name and Location	Country of Incorporation	Percentage Owned by ASM International NV
ASM Europe BV Almere, the Netherlands	The Netherlands	100%
ASM America, Inc Phoenix, Arizona, United States	United States	100%
ASM Japan KK Tama, Japan	Japan	100%
ASM Genitech Korea Ltd Cheonan, South Korea	South Korea	100%
ASM Front-End Manufacturing Singapore Pte Ltd, Singapore	Singapore	100%

See Exhibit 8.1 for a list of our main subsidiaries.

D. Property, plant and equipment
To develop and manufacture products to local specifications and to market and service products more effectively in the worldwide semiconductor market, our facilities are located in the Netherlands, the United States, Japan and Singapore. Our principal facilities are summarized below:

Draft April 07, 2015 27

LOCATION	PRIMARY USES	APPROXIMATE AGGREGATE SQUARE FOOTAGE
Almere, the Netherlands	Executive offices of ASMI, wafer processing equipment marketing, sales and service, research and offices	116,000
Tama and Nagaoka, Japan	Wafer processing equipment marketing, sales and service, research and offices	80,000
Phoenix, Arizona, United States	Wafer processing equipment marketing, sales and service, research and offices	130,000
Singapore	Wafer processing equipment manufacturing, marketing, sales and service and offices	169,000
Cheonan, South Korea	Wafer processing equipment manufacturing, marketing, research and offices	32,000
Helsinki, Finland	Wafer processing equipment research and offices	6,000

Our principal facilities in the Netherlands, the United States, South Korea, Finland, Singapore and Malaysia are subject to leases expiring at various times from 2016 to 2023. We believe that our facilities are maintained in good operating condition and are adequate for our present level of operations. For information on assets held for sale see Note 10 to the consolidated financial statements.

Item 4A. Unresolved staff comments

Not applicable.

Draft April 07, 2015 28

Item 5. Operating and financial review and prospects

Management’s discussion and analysis of financial condition and results of operations

Introduction
We are an equipment supplier mainly to the semiconductor manufacturing industry. We design, manufacture and sell equipment and services to our customers for the production of semiconductor devices, or integrated circuits. The semiconductor capital equipment market is composed of three major market segments: wafer processing equipment, assembly and packaging equipment, and test equipment. ASMI through its Front-end business is active in the wafer processing segment. In addition, we have a 39.75% investment in ASM Pacific Technology, which is a leading supplier of assembly and packaging equipment to the semiconductor, LED and electronics markets.
ASMI sells its products to the semiconductor manufacturing industry and, through its approximately 40% stake in ASMPT, to the assembly industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. We conduct our Front-end business through wholly-owned subsidiaries, the most significant being ASM Front-End Manufacturing Singapore Pte Ltd (“FEMS”), located in Singapore, ASM Europe BV (“ASM Europe”), located in the Netherlands, ASM America, Inc (“ASM America”), located in the United States, ASM Japan KK (“ASM Japan”), located in Japan, and ASM Genitech Korea Ltd (“ASM Genitech”) located in Korea. The location of our facilities allows us to interact closely with customers in the world’s major geographic market segments: Europe, North America, and Asia.
Our wafer processing business supplies equipment to the leading semiconductor manufacturers in the logic, foundry and memory markets, primarily for the deposition of thin films. The logic market is made up of manufacturers who create chips that are used to process data. The foundry market consists of businesses that operate semiconductor fabrication plants to manufacture the designs of other semiconductor companies, and the memory market covers manufacturers who make chips that store information either temporarily or permanently such as Random Access Memory (RAM). We also supply equipment to leading manufacturers of analog semiconductor devices.
The principal markets that we address in wafer processing are selected segments of the deposition equipment market. The total deposition equipment market is estimated to be US$7.8 billion in 2014(VLSI Research, January 2015). Within this market we focus on the following segments: Vertical Furnaces, Epitaxy, PECVD and ALD. ALD is an advanced technology that deposits atomic layers one at a time on wafers. This process is used to create ultra-thin films of exceptional quality and flatness. Plasma is sometimes used to enhance the process further (Plasma Enhanced ALD, or PEALD) and may enable the deposition at reduced process temperature.
Moore’s law
A key driver in the semiconductor industry is the continuous demand for smaller, faster and cheaper semiconductor components. Through technology advances in the manufacturing process semiconductor manufacturers are continuously scaling chips to smaller dimensions. This enables more transistors to fit in the same physical space, thereby reducing the costs and increasing the speed and the performance of a device. Another trend is that towards vertical or 3D transistors. This trend also helps to keep the industry on track with Moore’s Law (processor speeds, or overall processing power for computers will double every two years).
The manufacture of ever smaller and more complex devices requires more advanced and precise deposition techniques. ALD and PEALD offer the precision needed to deposit ultra-thin and highly conformal films, even on challenging 3D surfaces. Our portfolio of Atomic Layer Deposition (ALD) products is an enabling technology for our customers, helping them to manufacture semiconductor devices at smaller line widths with new materials and 3D architectures. Our technologies support our customers in their roadmap towards chips with a higher performance and reduced energy consumption, which in turn enables the introduction of new and more advanced products ranging from high-end servers to smartphones, wearable devices and automotive electronics.
Our investment in ASM Pacific Technology represents the Back-end business. The Back-end operations are conducted through principal facilities in Hong Kong, the People's Republic of China, Singapore, Malaysia and Germany. On March 15, 2013 we reduced our shareholding in ASMPT from 52% to 40%. The sale of the 12% stake in ASMPT caused and required the deconsolidation of ASMPT. Since that date our share of the net result of ASMPT is reported on the line result from investments.

Draft April 07, 2015 29

Strategy
Our strategic objective is to realize profitable, sustainable growth by capitalizing on our innovative strength, operational excellence and our leadership in ALD and other business segments we are active in. The key elements of our strategy include:
Innovative strength
ASM has always been recognized for its technology leadership. Today, we provide leading technologies that support our customers in staying on the curve of Moore’s Law. Our innovative strength is what differentiates us in the marketplace and continues to be the cornerstone of our strategy. Apart from our internal R&D efforts we are continuously expanding and deepening our strategic cooperation with key customers, suppliers, chemicals manufacturers and research institutes such as imec. We also expand our patent portfolio where it is necessary and beneficial.
Leadership in ALD
ALD and PEALD technologies have been established as mainstream technologies in high volume manufacturing supporting virtually all of the leading customers in the semiconductor industry. As a leader in this space, ALD and PEALD have turned into a key growth driver for our business. We expect that the trends of continued scaling and evolution towards 3D device structures will further expand the number of applications for ALD. We aim to maintain our leading position in ALD, by leveraging on our strong expertise and established customer relationships, and by developing new applications to support our customers with increasingly complex device node transitions.
Operational excellence
While technology leadership remains crucial we continue to focus on further improving the effectiveness of our organization and the efficiency of processes. We aim to provide our customers with dependable leading-edge products and services at a consistent quality and the best cost of ownership. To this end, we continue to optimize our manufacturing and global sourcing processes, including the migration to common product platforms.
Operations
Following a drop in 2013, global spending on wafer fab equipment strongly rebounded in 2014. Gartner estimated that the semiconductor equipment market grew by 17% in 2014. While spending in the foundry and logic segments remained at healthy levels, the memory segment accounted for the largest part of the increase in the overall equipment market. Leading edge equipment continued to represent the largest part of global equipment spending in 2014.
We increased our revenue by 21% to a record high level for our Front-end operations. After a strong out-performance in 2013 our revenue grew again faster than the broader equipment market in 2014. Growth in our sales in 2014 was mainly driven by increased tool volumes in our combined ALD and PEALD business.
ALD has become a mainstream technology for high-k metal gate applications. Some of our customers have already ramped as many as four technology generations using our ALD equipment. In the more recent years, we have successfully penetrated additional customers. Our PEALD business posted strong growth on the back of the increase in spending on leading edge equipment. With this technology we have a strong position in spacer-defined double patterning, which is used extensively in the memory market. Importantly, we have successfully increased our penetration in the memory market in recent years. Some of these new customers started to deploy our PEALD technology for the first time in substantial volumes in 2014. We also benefited from new PEALD applications in the logic and foundry segments, which started to contribute to revenue in 2014. Following several years of steady growth in customer deployment and the development of new applications ALD has turned into a key growth driver for our company. Our ALD and PEALD product lines accounted for more than half of total equipment revenue in 2014.
Building on the strong momentum in the second half of 2013, revenue increased to new record highs in the first half of 2014 for our Front-end business. While still higher year over year, revenue in the second half decreased sequentially, as some customers were absorbing the investments that they had made in earlier quarters. Nevertheless, underlying demand remained healthy, particularly in the Memory segment, as reflected by our bookings that were even higher in the second half compared to the already strong levels achieved in the first half of the year. For the year in total our new bookings increased by 26% in 2014. We finished the year with an order backlog of €176 million, a 53% increase compared to the end of 2013.
Gross margin increased by 400 basis points in 2014. This follows on a strong increase of 500 basis points in 2013. The improvement in 2013 was driven by the increase in sales and continued high levels of utilization. Next to the solid development in revenue the improvement in 2014 also reflected execution of our gross margin improvement measures. In 2013, we started a number of programs to further increase the efficiency and flexibility of our manufacturing operations and supply chain, from which we saw the benefits in 2014. Measures included new outsourcing initiatives, a stronger

Draft April 07, 2015 30

focus on the sourcing of complete sub-assemblies and the migration of a larger part of our supply base to Asia. On a quarterly basis, differences in gross margins were mainly impacted by changes in the sales mix.
Selling, general and administrative expenses as a percentage of sales dropped from 16% in 2013 to 15% in 2014. Research and development expenses dropped from 13% of sales in 2013 to 12% in 2014.
Operating profit more than doubled from €40.4 million in 2013 to €90.5 million in 2014.
Results from investments contributed €38.6 million, primarily reflecting our 40% shareholding in ASMPT. Excluding a net book profit of €1 billion in 2013 on the sale of 12% of the ASMPT shares and the effects of purchase price allocation, results from investment increased from €23.7 million for prior year to €61.2 million for 2014 . ASMPT showed a strong recovery in results in 2014, with revenue increasing by 31%. Next to an overall recovery in market conditions, ASMPT benefited from new products addressing the advanced packaging segment, share gains in the SMT equipment market and the acquisition of DEK. On the back of the rise in revenue and improving margins, ASMPT increased net profits, which includes a provision for a tax settlement of ASMPT in Hong Kong for the period 2001-2010 with an impact of €9 million, almost threefold during the year.
A. Operating results

Critical accounting policies and estimates
The preparation of consolidated financial statements and related disclosures in conformity with generally accepted accounting principles in the US (“US GAAP”) requires management to make judgments, assumptions and estimates that affect the amounts reported. Note 1 of "Notes to Consolidated Financial Statements" provides a summary of our significant accounting policies used in the preparation of the consolidated financial statements. Some of these significant accounting policies are considered to be critical accounting policies.

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

Estimates and assumptions about future events and their effects cannot be determined with certainty. ASMI bases its estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as ASMI’s operating environment changes. These changes have historically been minor and have been included in the consolidated financial statements as soon as they became known. In addition, management is periodically faced with uncertainties, the outcomes of which are not within its control and will not be known for prolonged periods of time. These uncertainties include those discussed in Item 3D, “Risk Factors”. Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that ASMI’s consolidated financial statements are fairly stated in accordance with US GAAP, and provide a meaningful presentation of ASMI’s financial condition and results of operations. An analysis of specific sensitivity to changes of estimates and assumptions is included in the notes to the financial statement.

Management believes that the following are critical accounting policies:

•	revenue recognition;

•	inventories;

•	warranty allowance;

•	evaluation of long-lived assets for impairment;

•	evaluation of investments in associates for impairment;

•	contingencies and litigation; and

•	income taxes.

For information regarding new accounting pronouncements, see Note 1 to our "Consolidated Financial Statements", which is incorporated herein by reference.

Draft April 07, 2015 31

Results of operations
The following table shows certain consolidated statement of operations data as a percentage of net sales for our Front-end and Back-end segments for the years 2012, 2013 and 2014:

	Year ended December 31,
	Front-end			Back-end			Total
	2012	2013	2014	2012	2013 -1-	2014	2012	2013 -1-	2014
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	—%	100.0%	100.0%	100.0%
Cost of sales	(66.4)%	(61.0)%	(56.9)%	(69.9)%	(76.1)%	—%	(68.9)%	(65.0)%	(56.9)%
Gross profit	33.6%	39.0%	43.1%	30.2%	23.9%	—%	31.1%	35.0%	43.1%
Selling, general and administrative expenses	(17.3)%	(15.5)%	(14.7)%	(13.1)%	(15.9)%	—%	(14.2)%	(15.6)%	(14.7)%
Research and development expenses	(15.8)%	(12.9)%	(11.7)%	(8.6)%	(10.7)%	—%	(10.5)%	(12.3)%	(11.7)%
Amortization of other intangible assets	(0.1)%	(0.1)%	(0.1)%	(0.1)%	(0.1)%	—%	(0.1)%	(0.1)%	(0.1)%
Restructuring expenses	(0.2)%	(0.6)%	—%	—%	—%	—%	(0.1)%	(0.4)%	—%
Earnings from operations	0.2%	9.9%	16.6%	8.4%	(2.7)%	—%	6.2%	6.6%	16.6%
Net interest income (expense)	(2.8)%	(0.4)%	(0.1)%	—%	(0.2)%	—%	(0.7)%	(0.3)%	(0.1)%
Accretion of interest convertible	(1.2)%	—%	—%	—%	—%	—%	(0.3)%	—%	—%
Gain (expense) resulting from early extinguishment of debt	(0.6)%	—%	—%	—%	—%	—%	(0.2)%	—%	—%
Foreign currency exchange gains (losses)	(0.8)%	(2.0)%	4.8%	(0.1)%	0.5%	—%	(0.3)%	(1.3)%	4.8%
Result from investments	(0.2)%	222.0%	7.1%	—%	—%	—%	(0.1)%	168.2%	7.1%
Earnings (loss) before income taxes and dilution	(5.5)%	229.6%	28.4%	8.3%	(2.4)%	—%	4.7%	173.2%	28.4%
Income tax income / (expense)	(2.4)	(2.1)	(3.2)	(1.7)	(1.0)	—	(1.9)	(1.8)	(3.2)
Net earnings (loss)	(7.9)%	227.5%	25.2%	6.6%	(3.4)%	—%	2.9%	171.3%	25.2%
Allocation of net earnings (loss)
Shareholders of the parent							0.5%	171.8%	25.2%
Minority interest							2.4%	(0.4)%	—%

1-     Until March 15, 2013 ASMI had a share of approximately 52% in ASMPT. The sale of the 11.88% stake on March 15, 2013 caused ASMI to cease control of ASMPT. The year 2013 includes the 100% results of the Back-end segment for the period January 1- March 15, the date of deconsolidation. From March15 through December 31, our share of the results of ASMPT are included under results from investments, using the equity method of accounting. For more detail on the accounting of ASMPT see Notes 3,12 and 24 to the consolidated financial statements.

Draft April 07, 2015 32

Sales
Our Front-end sales are concentrated in the United States, Europe, Japan and Asia. Back-end sales are concentrated in Asia and Europe. The following table shows the geographical distribution of Front-end and Back-end sales of both our segments for the years 2012, 2013 and 2014:

	Year ended December 31,
(amounts in millions)	2012				2013		2014
Front-end:
United States	€131.8	0.0000003558315335	35.6%	131.2	€131.2	29.0%	€177.0	32.4%
Europe	77.9	0.0000002103131749	21.0	73.1	73.1	16.2	94.5	17.3
Taiwan	47.2	0.0000001274298056	12.7	78.2	78.2	17.3	81.1	14.9
Japan	40.6	0.0000001096112311	11.0	33.8	33.8	7.5	62.5	11.5
South Korea	49.1	0.0000001325593952	13.3	110.6	110.6	24.5	93.6	17.2
Other Asia	23.8	0.0000000207883369	6.4	5.1	25.1	5.6	36.9	6.8
	€370.4	0.000001	100%	452	€452.0	100%	€545.6	100%
Back-end:					For the period ended March 15, 2013
People’s Republic of China	€445.8		42.6%		€62.2	38.8%
Europe	177.9		17.0		24.7	15.4
Taiwan	63.6		6.1		7.3	4.6
Malaysia	93.5		8.9		12.4	7.7
South Korea	36.2		3.5		8.5	5.3
Hong Kong	27.6		2.6		7.5	4.7
Thailand	42.7		4.1		6.1	3.8
Japan	18.8		1.8		2.9	1.8
Singapore	15.0		1.4		2.8	1.7
Philippines	25.2		2.4		4.0	2.5
United States	65.7		6.3		15.8	9.9
Other	35.7		3.4		6.1	3.8
	€1,047.7		100%		€160.3	100%

The sales cycle from quotation to shipment for our Front-end equipment generally takes several months, depending on capacity utilization and the urgency of the order. Usually acceptance is within one to three months after shipment. The sales cycle is longer for equipment which is installed at the customer’s site for evaluation prior to sale. The typical trial period ranges from six months to one year after installation.

The sales cycle for Back-end products is typically shorter than for Front-end products. Generally, the majority of Back-end equipment is built in standard configurations. Back-end customers’ acceptance periods are generally shorter than those for Front-end equipment. Our local staff provide installation, training and technical support to our customers in all of our major markets.

A substantial portion of our Front-end sales is for equipping new or upgraded fabrication plants where device manufacturers are installing complete fabrication equipment. As a result, our Front-end sales in this segment tend to be uneven across customers and financial periods. Sales to our ten largest Front-end customers accounted for 75.3%, 85.6% and 84.1% of Front-end net sales in 2012, 2013 and 2014, respectively.

Draft April 07, 2015 33

Results of operations 2014 compared to 2013
The following table shows operating performance measures of the Company as if ASMPT had been accounted for on an equity investment basis beginning January 1, 2013.  Although management feels that this information is useful to help users assess the continuing impact that the sale of ASMI’s controlling interest in ASMPT will have on ASMI, these results might not necessarily be indicative of future results. In addition any fair value gains realized on the deconsolidation of ASMPT have been removed from these supplemental performance measures.

	Full year comparable
EUR million	2013	2014
New orders	479.6	602.1	26%
Backlog	114.8	176.1	53%
Book-to-bill	1.1	1.1

Net sales	452.0	545.6	21%
Gross profit	176.2	235.0	33%
Gross profit margin %	39.0%	43.1%

Selling, general and administrative expenses	(70.7)	(80.5)	14%
Research and development expenses	(58.3)	(63.9)	10%
Restructuring expenses	(2.5)	(0.1)	n/a

Operating result	44.7	90.5	45.8
Operating margin %	9.9%	16.6%

Financing costs	(10.7)	25.7	36.4
Income tax	(9.5)	(17.6)	(8.1)
Result from investments	20.9	61.1	40.2
Remeasurement gain, realized gain on sale of ASMPT shares, amortization, impairment and fair value adjustments	1,006.4	(22.5)	(1,028.9)

Net earnings	1,051.9	137.3	(914.6)
Net earnings excluding remeasurement gain, realized gain on sale of ASMPT shares, amortization, impairment and fair value adjustments	45.5	159.8	114.3

Net earnings per share, diluted	€16.35	€2.14	€(14.21)
Net earnings per share excluding remeasurement gain, realized gain on sale of ASMPT shares, amortization, impairment and fair value adjustments	€0.71	€2.49	€1.78

Net sales
Total net sales developed as follows:

	Full year
EUR million	2013	2014	% Change
Front-end	452.0	545.6	21%
Back-end (for 2013 reflecting the period January 1- March 15)	160.3	—	n/a
ASMI consolidated	612.3	545.6	(11)%

Building on the strong momentum in the second half of 2013, revenue increased to new record high in the first half of the year for our Front-end business. While still higher year-over-year, revenue in the second half decreased sequentially, as some of our customers were absorbing the investments that they had made in earlier quarters. Nevertheless, underlying demand remained healthy, particularly in the Memory segment, as reflected by our bookings that were even higher in the second half compared to the already strong levels achieved in the first half of the year. For the year in total, our new bookings increased by 26% in 2014. We finished the year with an order backlog of €176 million, a 53% increase compared to the end of 2013. The impact of currency changes on net sales compared to prior year was a decrease of 1%.

Draft April 07, 2015 34

The following table shows the level of new orders for the full year 2014 and the backlog for the same period of 2013 of our Front-end segment:

	Full Year
EUR million	2013	2014	Change
Backlog at the beginning of the year	91.7	114.8	25%
New orders	479.6	602.1	26%
Net sales	(452.0)	(545.6)	21%
FX-effect	(4.4)	4.8	n/a

Backlog as per reporting date	114.8	176.1	53%

Book-to-bill ratio (new orders divided by net sales)	1.1	1.1

Gross profit
Total gross profit developed as follows:

	Full year
	Gross profit		Gross profit margin		Increase (decrease) percentage points
EUR million	2013	2014	2013	2014
Front-end	176.2	235.0	39.0%	43.1%	4.1ppt
Back-end (for 2013 reflecting the period January 1- March 15)	38.4	—	24.0%	—%	n/a
ASMI consolidated	214.6	235.0	35.0%	43.1%	8.1ppt

The gross profit of our Front-end segment for the full year 2014 increased by 33%. Gross profit margin increased by 400 basis points in 2014. This follows on a strong increase of 500 basis points in 2013. The improvement in 2013 was driven by the increase in sales and continued high levels of utilization. Next to the solid development in revenue, the improvement in 2014 also reflected execution of our gross margin improvement measures. In 2013, we started a number of programs to further increase the efficiency and flexibility of our manufacturing operations and supply chain, from which we saw the benefits in 2014. Measures included new outsourcing initiatives, a stronger focus on the sourcing of complete sub-assemblies and the migration of a larger part of our supply base to Asia.

The impact of currency changes on gross profit compared to prior year was a decrease of 2%.
Selling, general and administrative expenses
Total selling, general and administrative expenses developed as follows:

	Full year
EUR million	2013	2014	% Change
Front-end	70.7	80.5	14%
Back-end (for 2013 reflecting the period January 1- March 15)	25.6	—	n/a
ASMI consolidated	96.3	80.5	(16)%

Selling, general and administrative expenses of our Front-end segment for the full year 2014 increased with 14% compared to the previous year. As a percentage of sales, SG&A was 15%. For the comparable period of 2013 this was 16%. The impact of currency changes on SG&A expenses was a decrease of 4% year-over-year.

Draft April 07, 2015 35

Research and development expenses
Total research and development expenses developed as follows:

	Full year
EUR million	2013	2014	% Change
Front-end	58.3	63.9	10%
Back-end (for 2013 reflecting the period January 1- March 15)	17.1	—	n/a
ASMI consolidated	75.4	63.9	(15)%

Comparable research and development expenses of our Front-end segment for the full year, 2014 increased by10% compared to the previous year. As a percentage of sales R&D was 12%. For the comparable period of 2013 this was 13%. The impact of currency changes on research and development expenses was flat year-over-year.

Restructuring expenses
In the fourth quarter of 2012 we started a cost reduction program in our Front-end operation. We reduced the manufacturing organization in Singapore and our product management organization in Europe and the US by more than 100 full time equivalent positions. Related to these actions €0.9 million, €2.5 million and €0.1 million restructuring expenses were recorded in 2012, 2013 and 2014 respectively.

Operating result
Total operating result developed as follows:

	Full year
EUR million	2013	2014	Change
Front-end:
Before special items	47.2	90.6	43.4
Restructuring expenses	(2.5)	(0.1)	2.4
After special items	44.7	90.5	45.8

Back-end (for 2013 reflecting the period January 1- March 15)	(4.3)	—	4.3

ASMI consolidated	40.4	90.5	50.1

Financing costs
Financing costs mainly reflect translation results. A substantial part of ASMI's cash position is denominated in US$.

Results from investments and associates
Results from investments contributed €38.6 million, primarily reflecting our 40% shareholding in ASMPT. Excluding a net book profit of €1 billion in 2013 on the sale of 12% of the ASMPT shares and the effects of purchase price allocation, results from investment increased from €23.7 million for prior year to €61.2 million for 2014 which includes a provision for a tax settlement of ASMPT in Hong Kong for the period 2001-2010 with an impact of €9 million.
ASMPT showed a strong recovery in results in 2014, with revenue increasing by 31%. Next to an overall recovery in market conditions, ASMPT benefited from new products addressing the advanced packaging segment, share gains in the SMT equipment market and the acquisition of DEK. On the back of the rise in revenue and improving margins, ASMPT increased net profits which includes a provision for a tax settlement of ASMPT in Hong Kong for the period 2001-2010 with an impact of €9 million almost threefold during the year.
The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings for the year 2014 with €22.5 million (2013 for the period March 16- December 31: €16.9 million) . The fair value adjustments for inventories and tax related issues had a non-recurring negative impact on net earnings in 2013 of €39.8 million.
For further information on the divestment of ASMPT see Note 3 and 12 to the consolidated financial statements.

Income tax expense
Income tax expenses of €17.6 million (2013: €11.1 million) reflect an effective tax rate of 15.1% excluding the net results on investments. For further information on tax see Note 23 on the consolidated financial statements.

Draft April 07, 2015 36

Net earnings
Net earnings allocated to the shareholders of the parent developed as follows:

	Full year
EUR million	2013	2014	Change
Front-end:
Before special items	27.1	98.5	71.4
Restructuring expenses	(2.5)	(0.1)	2.4
After special items	24.6	98.4	73.8

Back-end:			—
Until March 15, 2013 consolidated	(2.8)	—	2.8
As from March 16, 2013 as a 40% investment	23.7	61.4	37.7
Total	20.9	61.4	40.5

Realized gain on the sale of 11.88% of the ASMPT shares	242.8	—	(242.8)
Unrealized remeasurement gain including amortization and impairment on the remaining 40% of the ASMPT shares	763.5	(22.5)	(786.0)
			—
Total net earnings allocated to the shareholders of the parent	1,051.8	137.3	(914.5)

Cash flow
Consistent with the adjustments applied to the operating performance measures, the following supplemental cash flow and balance sheet information of the Company has been adjusted to reflect ASMPT as an equity accounted investment beginning January 1, 2013.

The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated and the effects of the purchase price allocation have been eliminated:

	Comparable
EUR million	2013	2014
Net earnings	45.5	159.8
Adjustments to cash from operating activities
Depreciation and amortization	20.7	21.2
Income tax	6.6	5.8
Result from investments	(20.9)	(61.1)
Other adjustments	4.5	(15.8)

Changes in other assets and liabilities
Accounts receivable	(26.5)	6.8
Inventories	7.7	(19.7)
Accounts payable	3.2	20.4
Other assets and liabilities	6.9	(7.0)
Net cash provided (used) by operating activities	47.7	110.4

Capital expenditures	(6.9)	(30.3)
Other	(0.3)	(1.5)
Net cash provided (used) in investing activities	(7.2)	(31.8)

Debt issuance fees paid	—	(1.4)
Purchase treasury shares	—	(29.3)
Proceeds from shares issued	5.8	4.8
Dividend paid and capital repaid to shareholders ASMI	(301.2)	(31.8)
Dividend received from investments	10.3	20.0
Net cash provided (used) in financing activities	(285.1)	(37.9)

Draft April 07, 2015 37

Balance sheet
Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue was €108 million the same level as per December 31, 2013. The number of outstanding days of working capital, measured against quarterly sales, increased from 77 days at December 31, 2013 to 78 days on December 31, 2014. Inventories include approximately €30 million of finished goods, already shipped to customers which will be recognized as revenue in future quarters. At the end of the third quarter this amount was €8 million.

Results of operations 2013 compared to 2012
Results
The following supplemental table shows operating performance measures of the Company had ASMPT been an equity accounted investment beginning January 1, 2012. Although management feels that this information is useful to help users assess the continuing impact that the sale of ASMI’s controlling interest in ASMPT will have on ASMI, these results might not necessarily be indicative of future results. In addition any fair value gains realized on the deconsolidation of ASMPT have been removed from these supplemental performance measures.

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

Draft April 07, 2015 38

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

Selling, general and administrative expenses
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

Research and development expenses
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

Draft April 07, 2015 39

Restructuring expenses
In the fourth quarter of 2012 we started a cost reduction program in our Front-end operation. We reduced the manufacturing organization in Singapore and our product management organization in Europe and the US with over 100 people. Related to these actions an amount of €0.9 million and €2.5 million in restructuring expenses were recorded in 2012 and 2013 respectively.

Operating result
Total operating result developed as follows:

	Full year
EUR million	2012	2013	Change
Front-end
Before special items	1.4	47.2	45.8
Restructuring expenses	(0.9)	(2.5)	(1.6)
After special items	0.5	44.7	44.2

Back-end (for 2013 reflecting the period January 1- March 15)	87.7	(4.3)	(92.0)

ASMI consolidated	88.3	40.4	(47.9)

Financing costs
Financing costs mainly reflect translation results. A substantial part of ASMI's cash position is denominated in US$ and Korean won.

Results from investments and associates
The sale of the 11.88% stake caused ASMI's cease of control on ASMPT and required deconsolidation of ASMPT. According to general accepted accounting principles (both US GAAP and IFRS) the accounting of this sale consists of two separate transactions:

•	A sale of a 51.96% subsidiary; and

•	A purchase of a 40.08% associate.

The sale transaction resulted in a substantial gain. This gain consisted of two elements, the realized gain on the sale of the 11.88% stake of €243 million and initially an unrealized remeasurement gain on the remaining 40.08% of the shares of approximately €1.1 billion. The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. Both US GAAP and IFRS require that the composition of such a fair value needs to be determined through a purchase price allocation process ('PPA'). This process took place in the second quarter of 2013 and was finalized in the fourth quarter of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant & equipment a fair value adjustment was recognized.

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

Income tax expense
Income tax expenses of €11.1 million (2012: €26.3 million) reflect a effective tax rate of 36.7% excluding the net results on investments. For further information see Note 23 on the consolidated financial statements.

Draft April 07, 2015 40

Net earnings
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

Cash flow
Consistent with the adjustments applied to the operating performance measures, the following supplemental cash flow and balance sheet information of the Company has been adjusted to reflect ASMPT as an equity accounted investment beginning January 1, 2012. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

	Comparable
EUR million	2012	2013
Net earnings	7.1	45.5
Adjustments to cash from operating activities
Depreciation and amortization	18.8	20.7
Income tax	4.2	6.6
Result from investments	(35.5)	(20.9)
Other adjustments	9.8	4.5

Changes in other assets and liabilities
Accounts receivable	32.3	(26.5)
Inventories	(7.9)	7.7
Accounts payable	(16.0)	3.2
Other assets and liabilities	(12.3)	6.9
Net cash provided (used) by operating activities	0.5	47.7

Capital expenditures	(21.6)	(6.9)
Other	(2.0)	(0.3)
Net cash provided (used) in investing activities	(23.7)	(7.2)

Loans	(27.0)	—
Purchase treasury shares	(40.6)	—
Shares issued	2.2	5.8
Dividend paid and capital repaid to shareholders ASMI	(27.5)	(301.2)
Dividend received from investments	29.5	10.3
Net cash provided (used) in financing activities	(63.4)	(285.1)

Draft April 07, 2015 41

Balance sheet
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

B. Liquidity and capital resources

Liquidity
Our liquidity is affected by many factors, some of which are related to our ongoing operations while others are related to the semiconductor and semiconductor equipment industries, and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and our financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months.

On December 31, 2014, the Company’s principal sources of liquidity consisted of €386 million in cash and cash equivalents and €150 million in undrawn bank lines. The Company is free of debt.

In general our cash and cash equivalents are not guaranteed by any governmental agency. We place our cash and cash equivalents with high quality financial institutions to limit our credit risk exposure.

Cash flow front-end segment
We generated cash from operating activities of €110.4 million, €48.5 million and €42.5 million in 2014, 2013 and 2012 respectively.

We used €31.8 million for investing activities in 2014, €13.6 million for 2013 excluding the effect of the divestment of our 12% stake in ASMPT (€298.3 million) and €71.9 million in 2012.

We used cash for financing activities of €37.9 million in 2014, €37.6 million for 2013 excluding the capital repayment of €269.5 million and €73.5 million in 2012.

Credit facility
As per December 31, 2014 ASMI remains debt free. ASMI may borrow under separate short-term lines of credit with banks. The lines contain general provisions concerning renewal and continuance at the option of the banks. Total short-term lines of credit amounted to €150 million at December 31, 2014. The amount outstanding at December 31, 2014 was nil so the undrawn portion totaled €150 million. The undrawn portion represents the Company’s Standby Revolving Credit Facility of €150 million with a consortium of banks. In December 2013 we finalized the extension of ASMI’s existing standby revolving credit facility. The maturity date of the credit commitment of €150 million was extended from July 31, 2014 until December 31, 2018. Once the facility is used, this usage is secured by a portion of the Company’s shareholding in ASMPT or accounts receivable.

The credit facility of €150 million includes two financial covenants:

•	minimum consolidated tangible net worth; and

•	consolidated total net debt/total shareholders' equity ratio.

These financial covenants are measured twice each year, at June 30 and December 31. The Company is in compliance with these financial covenants as of June 30, 2014 and as of December 31, 2014.

See notes 4, 13, 17 and 20 to our consolidated financial statements for discussion of our funding, treasury policies and our long-term debt.

ASM Pacific Technology
Our Back-end segment, which is conducted through ASM Pacific Technology ("ASMPT"), our 39.75%-owned associate on December 31, 2014 had net cash of €275 million. The cash resources and borrowing capacity of ASMPT are not available to our Front-end segment.

Draft April 07, 2015 42

Although certain directors of ASMPT are directors of ASM International, ASMPT is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a substantial shareholder, we can participate in the shareholder approval of the payment of dividends, but cannot compel their payment or size. Cash dividends received from ASMPT during 2012, 2013 and 2014 were €29.6 million, €10.3 million and €20.0 million, respectively.

At the end of 2014 the market value of our 39.75%investment in ASMPT was approximately €1,257 million (carrying value €1,092 million).

C. Research and development, patents and licenses

Research and development
We continue to invest strongly in research and development. As part of our research and development activities, we are engaged in various development programs with customers and research institutes. These programs allow us to develop products that meet customer requirements and to obtain access to new technology and expertise. Research and development costs are expensed as incurred. The costs relating to prototypes and experimental models, which we may subsequently sell to customers are charged to the cost of sales. Our research and development operations in the Netherlands and the United States receive research and development grants and credits from various sources.

See Item 4.B. “Business Overview, Research and Development” and Item 5.A. “Operating Results, Operating and Financial Review and Prospects”.

Intellectual property matters
See Item 3.D. “Risk Factors. Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties; claims or litigation regarding intellectual property rights could require us to incur significant costs.” and “We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.” and Item 4.B. “Business Overview, Intellectual Property and Trademarks”.

D. Trend information

Backlog
Our backlog includes orders for which purchase orders or letters of intent have been accepted, typically for up to one year. Historically, orders have been subject to cancellation or rescheduling by customers. In addition, orders have been subject to price negotiations and changes in specifications as a result of changes in customers’ requirements. Due to possible customer changes in delivery schedules and requirements and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any subsequent period.

The following table shows the level of new orders during 2013 and 2014, and the backlog and book-to-bill ratios on December 31, 2013 and 2014 for our Front-end activities:

(EUR million, except book-to-bill ratio)	Full year
	2013	2014	% Change
Front-end:
New orders	479.6	602.1	26%
Backlog at December 31	114.8	176.1	53%
Book-to-bill ratio (new orders divided by net sales)	1.1	1.1

Outlook
We have developed forecasts and projections of cash flows and liquidity needs for the upcoming year. This takes into account the current market conditions, reasonably possible changes in trading performance based on such conditions, and our ability to modify our cost structure as a result of changing economic conditions and sales levels. We have also considered in the forecasts the total cash balances amounting to €386 million as of December 31, 2014; the ability to renew debt arrangements and to access additional indebtedness; and whether or not we will maintain compliance with our financial covenants. Based on this, we believe that our cash on hand at the end of 2014 is adequate to fund our

Draft April 07, 2015 43

operations, our investments in capital expenditures and to fulfill our existing contractual obligations for the next twelve months.
The trends discussed in this item 5.D "Trend information" are subject to risks and uncertainties.

E. Off-balance sheet arrangements

We have contractual obligations, some of which are required to be recorded as liabilities in our consolidated financial statements. Other contractual arrangements, such as operating lease commitments and purchase obligations, are not generally required to be recognized as liabilities on our consolidated balance sheet, but are required to be disclosed.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations as of December 31, 2014 aggregated by type of contractual obligation:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	21,964	5,821	8,169	5,321	2,653
Pension liabilities	5,153	318	714	1,261	2,860
Purchase obligations:
Purchase commitments to suppliers	69,720	69,720	—	—	—
Capital expenditure commitments	3,198	3,198	—	—	—
Unrecognized tax benefits	1,875	1,875	—	—	—
Total contractual obligations	101,910	80,932	8,883	6,582	5,513

For a further discussion of our contractual obligations see Notes 13, 17,18 and 20 to our Consolidated Financial Statements, which are incorporated herein by reference.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
 The members of our Supervisory Board and Management Board are as follows:

Name	Position	Nationality	Year of Birth	Initial Appointment	Term Expires
Jan C. Lobbezoo -1- -2-	Chairman of the Supervisory Board	Dutch	1946	2009	2017
Johan M.R. Danneels -2-	Member of the Supervisory Board	Belgian	1949	2000	2016
Heinrich W. Kreutzer -1-	Member of the Supervisory Board	German	1949	2006	2018
Martin C.J. van Pernis -2-	Member of the Supervisory Board	Dutch	1945	2010	2018
Ulrich H.R. Schumacher -1-	Member of the Supervisory Board	German	1958	2008	2016
Charles D. (Chuck) del Prado	Chairman of the Management Board, President and Chief Executive Officer	Dutch	1961	2006	2018
Peter A.M. van Bommel	Member of the Management Board, Chief Financial Officer	Dutch	1957	2010	2018

(1)	Member of Audit Committee.

(2)	Member of Nomination, Selection and Remuneration Committee.

Jan C. Lobbezoo was elected as member of the Supervisory Board in May 2009, reappointed on May 16, 2013 for a period of four years, and Chairman of the Supervisory Board since July 2013. Mr Lobbezoo was Executive Vice President and Chief Financial Officer of the semiconductor division of Royal Philips Electronics from 1994 to 2005. He

Draft April 07, 2015 44

was a member of the Board of Taiwan Semiconductor Manufacturing Company (TSMC) for 12 years until 2007 and remains its adviser, specifically in the areas of US corporate governance, international reporting and financial review. Mr Lobbezoo is on the Board of FEI, a US-based nanotechnology equipment company, and on the One-tier Board of TMC Group NV (Non-Executive Member). He is also on the Supervisory Board of Mutracx BV (Chairman) and Point One Innovation Fund (Chairman). He holds a Master's degree in Business Economics from the Erasmus University Rotterdam, the Netherlands and is a Dutch Registered Accountant. Mr Lobbezoo is a Dutch national.

Johan M.R. Danneels was initially elected as member of the Supervisory Board in May 2000 and was reappointed on May 15, 2012 for a period of four years. Prior to his retirement, mid 2014, Mr Danneels was Chief Executive Officer at Essensium, the company he founded in 2005 as a spin-off from the imec (Interuniversity Microelectronics Centre) research institute. Mr Danneels was Chairman of imec from 2000 to 2005. Prior to that he spent 25 years at Alcatel. He held several management positions for all major product lines, was Corporate Executive Vice President of Alcatel NV, Chief Executive Officer of Alcatel Microelectronics and, most recently, Group Vice President of STMicroelectronics. He holds a PhD in Engineering from the Catholic University of Leuven, Belgium and an MBA from Boston University. Mr Danneels is a Belgian national.

Heinrich W. Kreutzer was initially elected as member of the Supervisory Board in November 2006 and was reappointed on May 21, 2014 for a period of four years. Between 1999 and 2003, Mr Kreutzer was a member of the Management Board as Chief Operating Officer and Chief Technology Officer of Alcatel Germany. From 2004 to 2006, he was Managing Director of Kabel Deutschland GmbH in Munich, Germany. Prior to that he worked at several companies including General Telephone & Electronics in Waltham, US and Alcatel in Stuttgart, Germany. Mr Kreutzer is currently on the Board of Directors of Micronas Semiconductor AG (Chairman) in Zurich, Switzerland, Micronas Semiconductor GmbH (Chairman) in Freiburg, Germany and BKtel Communications GmbH (Chairman), Germany. He holds a Master's degree in Engineering and a Master's degree in Economics, and studied at the Technical University of Berlin and the University of Hagen, Germany. Mr Kreutzer is a German national.

Martin C.J. van Pernis was elected as member of the Supervisory Board in May 2010 and was reappointed on May 21, 2014 for a period of 4 years. Mr Van Pernis joined Siemens in 1971 and retired from the Siemens Group at the end of 2009 as Chairman of the Management Board of Siemens Nederland NV. Mr Van Pernis is on the Supervisory Board of Batenburg Techniek NV (Chairman), Aalberts Industries NV (Vice Chairman), Rotterdams Philharmonisch Orkest - RPho (Chairman), President of The Royal Institute of Engineers - KIVI, and Member of the Advisory Board of G4S. Mr Van Pernis is a Dutch national.

Ulrich H.R. Schumacher was initially elected as member of the Supervisory Board in May 2008 and was reappointed on May 15, 2012 for a period of four years. Currently Mr Schumacher is Chairman of the Executive Board and CEO of Zumtobel AG. From 1986 to 1999, he held various engineering and management positions at Siemens AG. Between 1996 and 1999, he was CEO and President of Siemens Semiconductor Group, and became President and CEO of Infineon Technologies AG after the spin-off from Siemens Semiconductor Group in 1999. From 2004 to 2007, Mr Schumacher was a Partner at Francisco Partners, a private equity investment company based in the US. Between 2007 and 2010, he was the CEO and President of Grace Semiconductor Manufacturing Corporation. Most recently he was Managing Director of CGS Ds. He is on the Supervisory Board of PACT XPP Technologies AG (Chairman). He holds a PhD in Electrical Engineering from the University of Aachen, Germany and has completed further education in Business Administration. Mr Schumacher is a German national.

Charles D. (Chuck) del Prado was appointed as member of the Management Board in May 2006 and President and Chief Executive Officer on March 1, 2008. Mr Del Prado was reappointed on May 21, 2014 for a period of four years. Between 1989 and 1996 Mr Del Prado held several marketing and sales positions at IBM Nederland NV. From 1996 to 2001 he worked in various management positions at ASML, in manufacturing and sales in Taiwan and the Netherlands. He was appointed Director Marketing, Sales & Service of ASM Europe in March 2001. From 2003 to 2007 he was President and General Manager of ASM America. From January 1, 2008 to February 29, 2008, he acted as Executive Vice President Front-end Operations at ASM America. He holds a Master's of Science degree in Industrial Engineering and Technology Management from the University of Twente, the Netherlands. Mr Del Prado is a Dutch national.

Peter A.M. van Bommel was appointed as member of the Management Board on July 1, 2010 and became Chief Financial Officer on September 1, 2010. Mr Van Bommel was reappointed on May 21, 2014 for a period of four years. Mr Van Bommel has more than twenty years of experience in the electronics and semiconductor industry. He spent most of his career at Philips, which he joined in 1979. From the mid-1990s until 2005 he acted as CFO of several business units of the Philips group. Between 2006 and 2008 he was CFO at NXP, formerly Philips Semiconductors. He was CFO of Odersun AG, a manufacturer of thin-film solar cells and modules until August 31, 2010. In April 2012

Draft April 07, 2015 45

Mr Van Bommel was appointed a member of the Supervisory Board and a member of the Audit Committee of the Royal KPN NV. He holds a Master's degree in Economics from the Erasmus University Rotterdam, the Netherlands. Mr Van Bommel is a Dutch national.

B. Compensation
 For information regarding remuneration of members of our Management Board and Supervisory Board, see Note 27 to our Consolidated Financial Statements, which is incorporated herein by reference.

For further information regarding remuneration of members of our Management Board, see our Remuneration Policy and Remuneration Reports, which are posted on our website (www.asm.com).

We have granted stock options and restricted shares to certain key employees. For information regarding such options see Note 17 to our Consolidated Financial Statements, which is incorporated herein by reference.

C. Board practices
 Under Dutch law, the Supervisory Board has the duty to supervise and advise the Management Board. Persons nominated by the Supervisory Board, to be appointed by the shareholders to the Supervisory Board are elected if they receive a majority of the votes cast at a meeting of shareholders. Nominees to the Supervisory Board who are not proposed by the Supervisory Board are appointed if they receive the affirmative vote of a majority of the votes cast at a meeting, which affirmative votes represent at least one third of our issued capital. A resolution to remove a member of the Supervisory Board, other than in accordance with a proposal of the Supervisory Board, shall require the affirmative vote of a majority of the votes cast, which affirmative votes represent at least one third our issued capital. The Supervisory Board members serve a four year term and may be re-elected after each term. The Supervisory Board members may be re-elected twice.

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

Draft April 07, 2015 46

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

D. Employees
As of December 31, 2014, we had 1,635 employees, including 365 employees primarily involved in research and development activities, 286 in manufacturing, 303 in marketing and sales, 517 in customer service and 163 in finance and administration.

The following table lists the total number of our employees and the number of our employees in our Front-end and Back-end business at the dates indicated, exclusive of temporary workers:

Geographic Location	December 31, 2012			December 31, 2013			December 31, 2014
	Front-end	Back-end	Total	Front-end	Back-end	Total	Front-end	Back-end	Total
Europe:
- The Netherlands	176	3	179	139	—	139	140	—	140
- EMEA	171	917	1,088	163	—	163	171	—	171
United States	535	92	627	533	—	533	600	—	600
Japan	177	22	199	174	—	174	186	—	186
Asia, other	577	14,734	15,311	494	—	494	538	—	538
Total	1,636	15,768	17,404	1,503	—	1,503	1,635	—	1,635

The Back-end segment, ASMPT, employed 14,400 persons as of December 31, 2013 and 15,946 persons as of December 31, 2014.

Our Dutch operations, which employed 144 persons as of March 13, 2015, is subject to standardized industry bargaining under Dutch law, and is required to pay wages and meet conditions established as a result of negotiations between all Dutch employers in their industry and unions representing employees of those employers. Additionally, management personnel in the Dutch facilities meet, as required by Dutch law, with a works council consisting of elected representatives of the employees, to discuss working conditions and personnel policies as well as to explain major corporate decisions and to solicit their advice on major issues.

Many of our employees are highly skilled, and our continued success will depend in part upon our ability to continue to attract and retain these employees, who are in great demand. We believe that our employee relations are good.

E. Share ownership
Information with respect to shares and options held by members of our Supervisory Board and Management Board is included in Item 7, “Major Shareholders and Related Party Transactions” and Notes 27 and 28 to our Consolidated Financial Statements, which are incorporated herein by reference. With the exception of Mr Chuck del Prado, as of March 13, 2015, none of the members of our Supervisory Board or Management Board owned beneficially more than 1% of our outstanding common shares.

We maintain various stock option plans for the benefit of our employees. For information about our stock option plans, see Note 17 to our Consolidated Financial Statements, which is incorporated herein by reference.

Item 7. Major shareholders and related party transactions

A. Major shareholders
The following table sets forth information with respect to the ownership of our common shares as of March 13, 2015 by each beneficial owner known to us of more than 3% of our common shares:

Draft April 07, 2015 47

	Number of Shares	Percent	Number of voting rights	Percent -1-
Arthur H. del Prado -2-	11,346,323	18.1%	11,346,323	18.1%
J.P. Morgan Chase & Co -3-	8,619,109	13.7%	8,619,109	13.7%
Eminence Capital, LLC -4-	6,480,170	10.3%	2,906,450	4.6%
Massachusetts Financial Services Company -5-	3,204,564	5.1%	3,766,156	6.0%
Norges Bank -6-	2,090,606	3.3%	2,090,606	3.3%

(1)	Calculated on the basis of 62,718,937 Common Shares outstanding as of March 13, 2015, and without regard to options.

(2)
Includes 3,039 common shares owned by Stichting Administratiekantoor ASMI, a trust controlled by Mr Arthur H. del Prado and 713,000 common shares beneficially owned by Mr Chuck D. del Prado, Mr Arthur H. del Prado’s son.

(3)
Of the share capital interest and voting rights held by J.P. Morgan Chase & Co 3,284,284 shares are indirectly actual and 5,334,825 are indirectly potential. Based on the notification filed with the AFM on February 11, 2015.

(4)	Of the share capital interest that Eminence Capital, LLC holds 2,906,450 shares are directly actual and 3,573,720 are directly potential. Based on the AFM notification dated January 8, 2015.

(5)
Massachusetts Financial Services Company’s capital interest amounts to 3,120,793 shares held directly actual and 83,771 shares indirectly actual. Of the voting rights 3,317,786 are held directly actual and 448,370 indirectly actual. Based on the notification filed with the AFM on March 13, 2015.

(6)	Norges Bank’s capital interest amounts to 1,436,813 shares held directly actual and 653.793 shares directly potential. Based on the AFM notification dated February 12, 2015.

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

Pursuant to the Dutch Financial Supervision Act ("Wet op het financieel toezicht" or "Wft"), legal entities as well as natural persons must immediately notify the Dutch Authority for the Financial Markets ("AFM") when a shareholding equals or exceeds 3% of the issued capital (before July 1, 2013 this was 5%). The AFM must be notified again when this shareholding subsequently reaches, exceeds or falls below a threshold. This can be caused by the acquisition or disposal of shares by the shareholder or because the issued capital of the issuing institution is increased or decreased. Thresholds are: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The AFM incorporates the notifications in the public register, which is available on its website. Failure to disclose the shareholding qualifies as an offense, and may result in civil penalties, including suspension.

On May 28, 1997, we entered into an agreement with Stichting Continuïteit ASM International ("Stichting"), pursuant to which Stichting was granted an option to acquire up to a number of our preferred shares corresponding with a total par value equal to 50% of the par value of our common shares issued and outstanding at the date of the exercise of the option. Stichting is a non-membership organization organized under Dutch law. The objective of Stichting is to serve the interests of the Company. To that objective Stichting may, amongst others, acquire, own and vote our preferred shares in order to maintain our independence and/or continuity and/or identity. The members of the Board of Stichting are:

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

Draft April 07, 2015 48

Except as described above regarding Stichting, we are unaware of any arrangement which we anticipate will result in a change in control of ASM International. All shares of our common stock (including shares held by major shareholders) entitle the holder to the same voting rights. Our preferred shares entitle the holder to 1,000 votes per share.

Of our 62,718,937 outstanding common shares at March 13, 2015, 2,142,039 are registered with us in the Netherlands, 58,150,696 are registered with our transfer agent in the Netherlands, ABN AMRO Bank NV and 2,426,202are registered with our transfer agent in the United States, Citibank, NA, New York. Our common shares registered with Citibank, NA, New York are listed on the NASDAQ Global Select Market under the symbol ASMI. As of March 14, 2014 there were approximately 100 record holders of our common shares registered with Citibank. ASMI's Ordinary Shares are listed on NYSE Euronext in Amsterdam (symbol: ASM) and also trade on NASDAQ (symbol: ASMI).

B. Related party transactions
 For information regarding related party transactions, see Note 28 to our Consolidated Financial Statements, which is incorporated herein by reference.

C. Interest of Experts & Counsel

Not applicable.

Item 8. Financial information

A. Consolidated statements and other financial information

Consolidated financial statements
See Item 18, “Financial Statements”.
Legal proceedings
See Item 4.B., “Business Overview” and Note 19 to our Consolidated Financial Statements, which is incorporated herein by reference. See also Item 3.D, “Risk Factors - We are subject to various legal proceedings and claims, the outcomes of which are uncertain. If we fail to accurately evaluate the probability of loss or the amount of possible losses, an adverse outcome may materially and adversely affect our financial condition and results of operations”.

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

In 2007, we paid an interim dividend of €0.10 per common share. We did not pay dividends in 2008, 2009, 2010 and in any year prior to 2007. In 2011, we paid a dividend of €0.40 per common share. In 2012, 2013 and 2014, we paid a dividend of €0.50 per common share and in July 2013 we paid €4.25 per common share as an extraordinary capital repayment subsequent to the realized gain on the sale of a 12% share in our associate ASMPT. We intend to propose to the forthcoming 2015 Annual General Meeting of Shareholders to declare a dividend of €0.60 per share.

B. Significant changes

Not applicable.

Draft April 07, 2015 49

Item 9. The offer and listing

A. Offer and listing details

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Global Select Market and the high and low closing prices as reported on Euronext Amsterdam:

Price range of common shares

	ASMI shares NASDAQ USD		ASMI shares NYSE Euronext Amsterdam EUR
	High	Low	High	Low
Annual Information
2010	$35.09	$19.10	€26.50	€15.32
2011	44.60	22.23	31.68	16.01
2012	40.35	29.39	32.89	22.64
2013	40.93	30.54	31.30	22.08
2014	44.17	32.06	35.10	23.54
Quarterly Information
2013:
First Quarter	$40.93	$33.29	€31.30	€25.91
Second Quarter	35.63	30.54	27.58	23.67
Third Quarter	37.88	31.13	25.70	22.08
Fourth Quarter	35.32	31.00	26.14	22.64
2014:
First Quarter	$40.26	$32.06	€29.14	€23.54
Second Quarter	44.17	38.92	31.87	28.32
Third Quarter	42.57	35.94	31.34	27.47
Fourth Quarter	42.37	32.73	35.10	25.94
Monthly Information
September 2014	$38.53	$35.94	€29.61	€27.75
October 2014	39.79	32.73	31.92	25.94
November 2014	42.28	40.99	33.73	32.86
December 2014	42.37	40.22	35.10	32.39
January 2015	41.80	40.25	36.70	34.21
February 2015	45.80	39.82	40.95	35.33
March 2015 -1-	47.50	45.02	43.35	40.75
 _________________

(1)	Through March 13, 2015.

B. Plan of distribution

Not applicable.

C. Markets
Our common shares are listed on the NASDAQ Global Select Market, symbol ASMI and listed on NYSE Euronext Amsterdam, symbol ASM. See item 9.A. “Offer and listing Details”.

D. Selling shareholders

Not applicable.

Draft April 07, 2015 50

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional information

A. Share capital

Not applicable.

B. Memorandum and articles of association
We are registered under number 30037466 in the Commercial Register of the Chamber of Commerce and Industries, with our Corporate seat in Almere, the Netherlands. The information required by Item 10.B. is incorporated herein by reference to our Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) on April 8, 2014 and to our Articles of Association filed as Exhibit 1.1 to our Form 20-F filed in April 2015.

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

E. Taxation

Summary of Dutch tax provisions applicable to non-resident shareholders with a particular focus on US shareholders
The statements below briefly summarize the current Dutch tax laws. The description is limited to the tax implications for shareholders who neither are nor are deemed to be a resident of the Netherlands for purposes of the relevant tax codes. The description does not address special rules that may apply to holders of special classes of shares and should not be interpreted as extending by implication to matters not specifically referred to in this document. As to individual tax consequences, shareholders are advised to consult their own tax advisors.

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

•
The par value of ordinary shares issued to a holder of ordinary shares or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, which is recognized as such for Dutch dividend withholding tax purposes, has been made or will be made; and

•
Partial repayments of paid-in capital, which is recognized as such for Dutch dividend withholding tax purposes, to the extent there are net profits ("zuivere winst"). Exception to this rule may apply in case our General Meeting of Shareholders has decided in advance to make such repayment and the par value of the

Draft April 07, 2015 51

ordinary shares concerned has been reduced by an amount equal to the repayment by way of an amendment to the Articles of Association.

If a holder of ordinary shares resides in a country that signed a double taxation convention with the Netherlands and such convention is in effect, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from reduction or refund of Dutch dividend withholding tax. The Netherlands has concluded such a convention with the United States, among other countries.

Under the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “US Tax Treaty”) currently in effect, dividends we pay to a corporate holder of our common shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes but who is a resident of the United States as defined in the US Tax Treaty may be eligible for a reduction of the 15% Dutch withholding tax. In the case of certain US corporate shareholders owning at least 10% of ASM International voting power, the Netherlands withholding tax may be reduced to 5%, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. A full exemption of Netherlands withholding tax is applicable for a US corporate shareholder owning at least 80% of voting power in the Company for a period of at least twelve months prior to the distribution, provided that this shareholder meets specific tests of the limitation of benefits clause of the US Tax Treaty. The US Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding rate can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 15% and are required to file an application for a refund of such withholding.

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

Draft April 07, 2015 52

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

The same criteria apply to a non-resident entity, except for the extension to partners, certain other relatives, and certain persons sharing the holder’s household.

Gift and inheritance tax
Gift or inheritance tax will arise in the Netherlands with respect to an acquisition of common shares by a gift made by, or on the death of, a holder who is resident or deemed resident in the Netherlands for Dutch inheritance and gift tax purposes.

For purposes of Dutch gift and inheritance tax, an individual who holds the Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of his gift or his death.

For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

Dutch inheritance tax also arises in the case of a gift of common shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, but such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.
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

Draft April 07, 2015 53

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

Draft April 07, 2015 54

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

Taxation of distributions
Subject to the anti-deferral tax rules described below, the gross amount (before reduction for Netherlands withholding taxes) of any distribution actually or constructively paid with respect to common shares will be included in the gross income of the US holder as foreign source dividend income to the extent the distributions are paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of the US holder’s adjusted tax basis in the common shares (thereby increasing the amount of gain or decreasing the amount of loss to be recognized on the subsequent disposition of the common shares), and to the extent that such distribution exceeds the US holder’s adjusted tax basis in the common shares such excess will be taxed as capital gain. Except in certain circumstances, any such gain generally will be treated as US source income for US foreign tax credit limitation purposes. Distributions treated as dividends generally will not be eligible for the dividends received deduction allowed to corporations under the Internal Revenue Code. The availability of this deduction is subject to several complex limitations which are beyond the scope of this summary.

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

Dividends received by a US holder generally will be taxed at ordinary income rates. However, certain dividends received by individuals through taxable years beginning on or before December 31, 2012, may qualify to be taxed at capital gain rates (0%,15% or 20% depending on the marginal US federal income tax rate applicable to such US holder), provided (i) the recipient has held the underlying stock for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and (ii) the dividends are received from a “qualified foreign corporation”. A non-US corporation (other than a non-US corporation treated as a passive foreign investment company in the taxable year in which the dividend is paid, or the preceding taxable year) generally will be considered to be a “qualified foreign corporation” if (i) the shares of the non-US corporation are readily tradable on an established securities market in the United States or (ii) the non-US corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program provision. We believe that we are, and will continue to be, a “qualified foreign corporation”. Individual US holders should consult their tax advisors regarding the impact of distributions paid with respect to their common shares in light of their particular situations.

Foreign tax credit
Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 15% (see “Summary of Dutch Tax Provisions Applicable to non-resident Shareholders with a particular focus on US Shareholders - Withholding Tax”). Subject to certain conditions and limitations set forth in the Internal Revenue Code, foreign withholding tax paid with respect to dividends on common shares generally will be eligible for credit against a US holder’s US federal income tax liability. Alternatively, a US holder may claim a deduction for the amount of foreign withholding taxes, but only for a year for which the US holder elects to do so with respect to all foreign income taxes. Under current Dutch law, we may be permitted, under limited circumstances, to retain a portion of Netherlands taxes

Draft April 07, 2015 55

we withhold from dividends paid to our shareholders, rather than pay that portion of the withheld taxes to the taxing authorities in the Netherlands (see “Summary of Dutch Tax Provisions Applicable to non-resident Shareholders with a particular focus on US Shareholders - Withholding Tax”). This amount generally may not exceed 3% of the total dividend distributed by us during the calendar year and the two preceding calendar years. If we retain a portion of the Dutch withholding taxes, the retained amount in all likelihood will not qualify as a creditable tax for US federal income tax purposes. We will endeavor to provide US holders with information concerning the extent to which we retain any Dutch taxes on dividends paid to US holders.

There are two principal classes (passive and general) of income for purposes of calculating foreign tax credit limitations. Dividends will generally constitute “passive category income” but could, in the case of certain US holders, constitute “general category income”. Except in certain circumstances, gain from a sale, exchange or other disposition of our common shares by a US holder will be treated as US source income for foreign tax credit purposes. The rules relating to the determination of the US foreign tax credit are complex and contain certain other limitations. US holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign, including Netherlands, taxes withheld.

Anti-deferral tax rules
The Internal Revenue Code contains various provisions that impose current US federal income tax on the US shareholders of the undistributed income of certain foreign corporations if such corporations derive certain types of passive income and fail to make adequate distribution of profits to their US shareholders whether or not such income is distributed to shareholders. These provisions include the controlled foreign corporation (“CFC”) rules. Other provisions of the Internal Revenue Code impose potentially adverse tax consequences on the US shareholders of a non-US corporation that qualifies as a “passive foreign investment company” (“PFIC"). While we do not believe that we should be classified as either a CFC or a PFIC, we are not certain that we can avoid these tax rules because we cannot predict with any degree of certainty the amount and character of our future income or the percentage amount of our common shares any particular US holder will own, actually and constructively. Accordingly, we will only briefly summarize those provisions and then only the rules that we believe may have the greatest likelihood of applying to us in the future.

Passive foreign investment company
As a foreign corporation with US holders, we could potentially be treated as a “passive foreign investment company” (“PFIC”) as defined in the Internal Revenue Code.

The PFIC provisions of the Internal Revenue Code can have significant adverse tax effects on US holders. In general, a foreign corporation will be a PFIC with respect to a holder in a particular tax year and for all succeeding tax years if either:

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

If we were a PFIC for a taxable year during which a US holder owned our shares, then a US holder would likely incur increased tax liabilities (possibly including an interest charge) upon the sale or other disposition of our common shares or upon receipt of “excess distributions”. In such case, gain recognized by a US holder on a sale or other disposition

Draft April 07, 2015 56

of our common shares would be allocated ratebly over the US holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest marginal income tax rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Further, the rules provide essentially that any distribution in excess of 125% of the average of the annual distributions on common shares received by the US holder during the preceding three years or the US holder’s holding period, whichever is shorter, would be an “excess distribution” and would therefore be subject to taxation as described above. Although certain elections may be available (including a qualified electing fund election and a mark to market election) to US holders that might mitigate the adverse consequences resulting from PFIC status, in the event we are determined to be a PFIC in the current or a future taxable year we do not anticipate providing US holders with the information necessary to support a qualified electing fund election. In addition, if we are treated as a PFIC in a taxable year in which we pay a dividend, or in the preceding taxable year, the capital gain rate (0%, 15% or 20% as discussed above) currently applicable in the US with respect to certain dividends paid to US holders would not apply.

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

Controlled foreign corporation rules
If more than 50% of the voting power or total value of all classes of our common shares is owned, directly or indirectly, or constructively by US holders, each of which owns or is deemed to own 10% or more of the total combined voting power of all classes of our common shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Internal Revenue Code. This classification would result in many complex consequences to such 10% or greater shareholders including the required inclusion into income by such 10% or greater shareholders of their pro rata shares of our “Subpart F Income”, as defined in the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of common shares by any US holder who is or was a 10% or greater US shareholder at any time during the five-year period ending with the sale or exchange will be dividend income to the extent of our earnings and profits attributable to the common shares sold or exchanged and accumulated during the periods that we were a CFC. Under certain circumstances, a US holder that directly owns 10% or more of our voting common shares and is a corporation may be entitled to an indirect foreign tax credit in relation to amounts characterized as dividends under Section 1248 of the Internal Revenue Code. We believe that we are not a CFC and we will not become a CFC, however, we cannot assure you that we will not become a CFC in the future.

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
Under certain circumstances, a US holder may be subject to information reporting and backup withholding with respect to certain payments made in respect of the common shares and the proceeds received on the disposition of the common shares paid within the US (and in certain cases, outside the US). Such amounts may be subject to a 28% US backup withholding tax unless the US holder otherwise establishes an exemption. For example, back-up withholding generally will not apply to a US holder who (1) is a corporation or qualifies under certain other exempt categories and, when required, demonstrates that fact, or (2) furnishes a correct taxpayer identification number and makes certain other required certifications as provided by the backup withholding rules.

Back-up withholding is not an additional tax. The amount of any back-up withholding from a payment to a US holder will be allowed as a credit against the US holder’s US federal income tax liability and may entitle a US holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

Draft April 07, 2015 57

depending on the individual’s circumstances). A holder’s net investment income will include its gross dividend income and its net gains from the disposition of common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

The discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. US holders should consult their tax advisors with respect to the tax consequences of the purchase, ownership and disposition of common shares including the tax consequences under state, local and other laws and the possible effects of changes in United States federal and other tax laws.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display
We are subject to certain reporting requirements of the US Securities Exchange Act of 1934 (the “Exchange Act”). As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file reports and financial statements with the Commission as frequently or as promptly as companies that are not foreign private issuers whose securities are registered under the Exchange Act. However, we are required to file with the Commission, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm and interactive data comprising financial statements in extensible business reporting language which, with respect to our annual report on Form 20-F for the year ended December 31, 2014. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the Commission under cover of a Form 6-K.

Documents we file with the Commission are publicly available at its public reference facilities at 100 F Street, NE, Washington, DC 20549. Copies of the documents are available at prescribed rates by writing to the Public Reference Section of the Commission at 100 F Fifth Street, NE, Washington DC 20549. The Commission also maintains a website that contains reports and other information regarding registrants that are required to file electronically with the Commission. The address of this website is http://www.sec.gov. Please call the Commission at +1-800-SEC-0330 for further information on the operation of the public reference facilities.

I. Subsidiary information
See Item 4.C. “Organizational Structure”.

Item  11. Quantitative and qualitative disclosures about market risk

We are exposed to market risks (including foreign exchange rate risk and interest rate risk), credit risk and liquidity risk. We may use forward exchange contracts to hedge foreign exchange risk. We do not enter into financial instrument transactions for trading or speculative purposes.

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

The majority of revenues and costs of our Front-end segment are denominated in Singapore dollars, Korean won and US dollars. Since foreign currency exposure is not significant, no forward exchange contracts are used. The effect of

Draft April 07, 2015 58

exchange rate fluctuations on revenues, costs and cash flows and assets and liabilities denominated in foreign currencies is periodically reviewed.

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

The majority of revenues and costs of our Back-end segment are denominated in Hong Kong dollars, Chinese yuan and US dollars. The functional currency of our Back-end segment (Hong Kong dollar) is linked to the US dollar. In March 2013, we sold a 12% stake and we now own approximately 40% of ASM Pacific Technology ("ASMPT"). Accordingly, from March 15, 2013, we do no longer consolidate ASMPT's results of operations in ours. Instead, our proportionate share of ASMPT’s earnings is reflected as a separate line-item called “results from investments” in our Consolidated Statements of Operations. Also we are no longer able to consolidate the assets and liabilities of ASMPT and reflect the net investment in ASMPT in the line-item “investments” in our Consolidated Balance Sheet. The effect of exchange rate fluctuations on "results from investments" and "investments" denominated in foreign currencies is periodically reviewed.

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. We record all derivatives, if any, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses.

As we did not use forward exchange contracts no unrealized gains were included in accumulated other comprehensive income as of December 31, 2014.

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

To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. For the year ended December 31, 2013, we recorded an unfavorable movement of €84.1 million. For the year ended December 31, 2014, we recorded a favorable movement of €143.3 million. See Note 16 to our Consolidated Financial Statements, which is incorporated herein by reference.

As per December 31, 2014 the Company is debt free and has no foreign exchange contracts in place.

Draft April 07, 2015 59

The following tables analyze our sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Singapore dollar, Hong Kong dollar, Korean won or Japanese yen against the euro as of December 31, 2013 and December 31, 2014. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease of the US dollar, Singapore dollar, Hong Kong dollar, Korean won or Japanese yen against the euro.

A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in US dollars, Singapore dollars, Hong Kong dollars, Korean won and Japanese yen.

EUR thousand	Impact on equity
	2013	2014
10% increase of US dollar versus euro	4,938	6,672
10% decrease of US dollar versus euro	(4,938)	(6,672)
10% increase of Singapore dollar versus euro	6,088	7,870
10% decrease of Singapore dollar versus euro	(6,088)	(7,870)
10% increase of Hong Kong dollar versus euro	94,396	109,211
10% decrease of Hong Kong dollar versus euro	(94,396)	(109,211)
10% increase of Korean won versus euro	5,840	7,817
10% decrease of Korean won versus euro	(5,840)	(7,817)
10% increase of Japanese yen versus euro	4,561	5,371
10% decrease of Japanese yen versus euro	(4,561)	(5,371)

A hypothetical 10% strengthening or 10% weakening of any other currency against the euro as of December 31, 2013 and December 31, 2014 would not result in a material impact on equity.

The following table analyzes our sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Hong Kong dollar, Korean won and Japanese yen against the euro at average exchange rates for the years 2013 and 2014. A positive amount indicates an increase in net earnings.

EUR thousand	Impact on Net earnings
	2013	2014
10% increase of US dollar versus euro	601	954
10% decrease of US dollar versus euro	(601)	(954)
10% increase of Singapore dollar versus euro	671	1,213
10% decrease of Singapore dollar versus euro	(671)	(1,213)
10% increase of Hong Kong dollar versus euro	100,072	3,891
10% decrease of Hong Kong dollar versus euro	(100,072)	(3,891)
10% increase of Korean won versus euro	1,962	1,333
10% decrease of Korean won versus euro	(1,962)	(1,333)
10% increase of Japanese yen versus euro	485	861
10% decrease of Japanese yen versus euro	(485)	(861)

The significant possible impact on net earnings for the year 2013, results from the realized and unrealized gain following the sale of the 12% stake in ASMPT. A hypothetical 10% strengthening or 10% weakening of any other currency against the euro at average exchange rates for the years 2013 and 2014 would not result in a material impact on net earnings.

Interest risk
The Company is debt free as per December 31, 2014 and is not exposed to interest rate risk through borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure.

Credit risk
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. These instruments contain a risk of counterparties failing to discharge their

Draft April 07, 2015 60

obligations. We monitor credit risk and manage credit risk exposure by type of financial instrument by assessing the creditworthiness of counterparties.

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

The Company derives a significant percentage of its revenue from a small number of large customers. The largest customer accounted for approximately 26.7% of net sales in 2014 (2013: 28.3%; 2012: 33.6%) and the ten largest customers accounted for approximately 84.1% of net sales in 2014 (2013: 85.6%; 2012: 75.3%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2014 one customer accounted for 20.1% of the outstanding balance in accounts receivable (2013: 28.1%; 2012: 20.6%).

We place our cash and cash equivalent with high quality financial institutions to limit the amount of credit risk exposure.

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Item  12. Description of securities other than equity securities

None.

PART II

Item 13. Defaults, dividend arrearages and delinquencies

None.

Item 14. Material modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and procedures

Disclosure Controls and Procedures
Our CEO and CFO, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that as of December 31, 2014 our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with applicable generally accepted accounting principles. Internal control over financial reporting includes policies and procedures for maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Management, including our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) based on the framework in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation,

Draft April 07, 2015 61

management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014. Deloitte Accountants BV, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this annual report on Form 20-F and, as part of the audit, has issued an attestation report, included herein, on ASMI’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm: The attestation report of Deloitte Accountants BV is included in this annual report on Form 20-F and is incorporated by reference herein.

Changes in internal control over financial reporting
We adopted Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of January 1, 2014. This adoption did not materially affect our internal control over financial reporting. In addition, during the year ended December 31, 2014, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over reporting.

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

Item 16.

A. Audit Committee Financial Expert
Our Supervisory Board has determined that Mr Lobbezoo, an independent member and chairman of the Supervisory Board, qualifies as an Audit Committee Financial Expert. For Mr Lobbezoo’s experience see Item 6.A. “Directors and Senior Management”.

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

C. Principal Accountant Fees and Services

Audit fees
Deloitte Accountants BV (“Deloitte”), has served as our independent registered public accounting firm for each of the three financial years up to December 31, 2014. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte Accountants BV and its member firms and/or affiliates in 2013 and 2014:

	EUR thousands		As a % of total fees
	2013	2014	2013	2014
Audit fees	1,521	1,733	88%	81%
Audit-related fees	48	122	3%	6%
tax fees	152	163	9%	8%
Other fees	5	113	—%	5%
Total -1-	1,726	2,131	100%	100%
1) Including fees for ASMPT relating to audit €1,299 (2013: €927) and tax fees and other €201 (2013: €121).

Draft April 07, 2015 62

Audit Committee pre-approval policies
The Audit Committee has determined that the provision of services by Deloitte described in the preceding paragraphs is compatible with maintaining Deloitte’s independence. All audit and permitted non-audit services provided by Deloitte during 2014 were pre-approved by the Audit Committee.

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

Appointment
On May 21, 2014 the General Meeting of Shareholders appointed Deloitte Accountants BV as external auditor for the Company for the fiscal year 2014.

In anticipation of consequences imposed by new legislation the Company changes its external auditor with effect as of its fiscal year 2015. On May 21, 2014 the General Meeting of Shareholders appointed KPMG Accountants NV as the Company’s external auditor for the financial year 2015 in order to facilitate a smooth handover.

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On May 21, 2014 the General Meeting of Shareholders authorized, for an 18-month period, to be calculated from the date of the General Meeting to cause the Company to repurchase its own shares up to a maximum of 10% of the number of common shares issued, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the NYSE Euronext Amsterdam stock exchange during the five trading days preceding the acquisition date.

953,552 shares were repurchased during 2014 under the authorization of May 21, 2014.

The maximum number of shares that may yet be purchased under the authorization takes into account any treasury shares held by the Company (at December 31, 2014 a number of 829,213 treasury shares are held by the Company) and the maximum number of common shares which the Company can hold is 10% of the number of common shares issued.

During 2008, ASMI engaged Lehman Brothers (Lehman) to repurchase ordinary ASMI shares on the Euronext and Nasdaq markets on behalf of ASMI. As of September 15, 2008, at the time it went into bankruptcy administration, Lehman reported that it had purchased and held on our behalf 2,552,071 shares, which were accounted for as treasury shares accordingly. ASMI filed a submission with the Lehman administrators giving notice of the shares

Draft April 07, 2015 63

held in custody by Lehman. At ASMI’s May 2009 Annual General Meeting, our shareholders resolved to cancel all of these treasury shares which, accordingly, was accounted for in our 2009 Annual Report as a reduction of the number of outstanding shares. Lehman was notified of the cancellation of shares at the time.
In 2013 the Lehman administrators have cooperated to effect the cancellation of 2,305,069 shares through the relevant book entry systems and in 2014 have cooperated to effect the cancellation of 25,643 shares which were held by a Lehman affiliate in the Unites States. This leaves 221,359 shares unaccounted which is in line with the notification received from the Lehman administrator's in September 2010 that a shortfall in the number of shares held for the Company's account in this order of magnitude was likely to exist.
Under the terms of a settlement agreement with the Lehman administrators entered into in 2013 the Company has received full compensation in cash of US$6,251 in 2013 and US$529 in 2014. In 2014 the Company further received €273 as a compensation for dividends paid on the unaccounted shares. Depending on the outcome of the Lehman bankruptcy the Company may receive further payments since the Company is entitled to the payment of interest over the principal of its claims.
The 221,359 shares unaccounted for by the Lehman administrators are and remain outstanding and have not been canceled by the resolution adopted by the AGM in 2009. As a result of the settlement agreement the Company recorded €4,190 as paid in capital to account for the compensation received in 2013.
F. Change in Registrant’s Certifying Accountant
Pursuant to the Dutch Audit Profession Act, for the audit of the financial year 2016 the audit firm of a so-called public interest entity (such as a listed company) will have to be replaced if the audit firm performed the statutory audits of the company for a period of eight consecutive years. In anticipation of this legislation the Company changes its external auditor with effect as of its financial year 2015. On May 21, 2014 the General Meeting of Shareholders appointed KPMG Accountants NV as the Company’s external auditor for the financial year 2015 in order to facilitate a smooth handover. KPMG Accountants NV was selected following an extensive selection procedure.

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

Draft April 07, 2015 64

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

According to Dutch company law, a Dutch public company may issue shares or grant rights to acquire shares pursuant to a resolution of the general meeting of shareholders or pursuant to a resolution of another corporate body designated by the general meeting of shareholders. Consistent with previous years, at our 2014 Annual General Meeting of Shareholders on May 21, 2014, our shareholders designated the Management Board as the competent body to issue common shares, subject to Supervisory Board approval, including granting rights to acquire common shares. Furthermore, our shareholders designated our Management Board as the competent body to issue common shares, subject to Supervisory Board approval, including granting rights to acquire common shares in connection with our stock option plans for employees and the stock option plan for the Management Board.

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

At our 2014 Annual General Meeting of Shareholders on May 21, 2014, our shareholders determined the Remuneration Policy of the Management Board. The Remuneration Policy includes a framework for the granting of stock options and performance shares to the Management Board members, to be determined by the Supervisory Board. The Remuneration Policy is publicly available on our website: www.asm.com.

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

PART III

Item 17. Financial statements

Not applicable.

Item 18. Financial statements

See pages F-1 through F-52, which are incorporated herein by reference.

Draft April 07, 2015 65

Item 19. Exhibits 1)

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English Informal Translation of ASM International NV’s Articles of Association, as amended	Exhibit 1.1 to the Registrants Form 20-F filed on April 9, 2014
4.1	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002
4.2	Overview of Remuneration of Members of the Management Board, dated May 20, 2010	Exhibit 4.6 to the Registrant's Form 20-F filed on April 4, 2013
4.3	Overview of Remuneration of Mr Peter van Bommel	Exhibit 4.7 to the Registrant’s Form 20-F filed on March 25, 2011
4.4	Form of Supervisory Board Member Indemnification Agreement	Exhibit 10.1 to the Registrant’s Form 20-F filed on March 16, 2007
4.5	Form of Management Board Member Indemnification Agreement	Exhibit 10.2 to the Registrant’s Form 20-F filed on March 16, 2007
4.6	Amended and Restated Settlement Agreement dated as of December 16, 1998 by and among ASM International NV, ASM America, Inc. and Applied Materials, Inc -2-	Exhibit 10.3 to the Registrant’s Form 20-F filed on March 16, 2007
4.7	Summary of the material elements of employment contract with Mr C.D. del Prado (effective as of March 1, 2008)	Exhibit 99.9 to the Registrant’s Form 6-K filed on May 20, 2008
4.8	ASM International NV 2011 Stock Option Plan for Members of the Management Board	Exhibit 4.14 to the Registrant's Form 20-F filed on March 28, 2012
8.1	Subsidiaries		X
12.1	Certification of CEO pursuant to Rule 13a-14(a)		X
12.2	Certification of CFO pursuant to Rule 13a-14(a)		X
13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X
15.1	Consent of Independent Registered Public Accounting Firm		X
99.1	Annual Audited Financial Statements of ASM Pacific Technology Ltd as of and for the Fiscal year ended December 31, 2013		X

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

Draft April 07, 2015 66

Signing
 The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ASM INTERNATIONAL NV

Date:	April 9, 2015	/S/ CHARLES D. DEL PRADO
Charles D. del Prado
Chief Executive Officer

Draft Audit Committee March 30, 2015 S-1

Draft Audit Committee March 30, 2015 F-1

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of ASM International N.V., Almere, the Netherlands
We have audited the accompanying consolidated balance sheets of ASM International N.V. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, total equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ASM International N.V. and subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte Accountants B.V.
Amsterdam, the Netherlands

April 9, 2015

Draft Audit Committee March 30, 2015 F-2

Report of Independent Registered Public Accounting Firm

To: the Supervisory Board and Shareholders of ASM International N.V., Almere, the Netherlands

We have audited the internal control over financial reporting of ASM International N.V. and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 9, 2015 expressed an unqualified opinion on those financial statements.

Deloitte Accountants B.V.
Amsterdam, the Netherlands

April 9, 2015

Draft Audit Committee March 30, 2015 F-3

Consolidated balance sheets

		December 31,
(EUR thousand except share data)	Notes	2013	2014
Assets
Cash and cash equivalents	4	312,437	385,777
Accounts receivable, net	5	83,016	81,971
Inventories, net	6	104,467	123,463
Income taxes receivable		1,226	2,868
Deferred tax assets	23	3,739	1,558
Other current assets		13,155	22,363
Total current assets		518,040	618,000
Debt issuance costs		276	1,236
Deferred tax assets	23	1,320	1,809
Goodwill, net	7	11,421	12,104
Other intangible assets, net	8	5,637	3,960
Evaluation tools at customers	11	13,332	17,767
Investments and associates	3, 12	943,954	1,092,097
Property, plant and equipment, net	9	56,531	79,236
Assets held for sale	10	738	724
Total assets		1,551,249	1,826,933
Liabilities and shareholders’ equity
Accounts payable		44,837	61,053
Provision for warranty	14	7,966	9,910
Accrued expenses and other payables	15	38,561	47,993
Income taxes payable		10,087	15,952
Total current liabilities		101,451	134,908
Pension liabilities	17	2,514	1,825
Deferred tax liabilities	23	35	—
Total liabilities		104,000	136,733
Commitments and contingencies	18, 19
Common shares:
Authorized 110,000,000 shares, par value €0.04, issued and outstanding 63,468,390 and 62,968,184 shares		2,539	2,553
Financing preferred shares:
Authorized 8,000 shares, par value €40, none issued		—	—
Preferred shares:
Authorized 118,000 shares, par value €40, none issued		—	—
Capital in excess of par value		250,971	261,586
Treasury shares		—	(27,733)
Retained earnings		1,281,861	1,400,849
Accumulated other comprehensive loss		(88,122)	52,945
Total shareholders’ equity	16	1,447,249	1,690,200
Total liabilities and shareholders’ equity		1,551,249	1,826,933

The accompanying notes are an integral part of these consolidated financial statements.

Draft Audit Committee March 30, 2015 F-4

Consolidated statements of operations

		Year ended December 31,
(EUR thousand, except per share data)	Notes	2012	2013	2014
Net sales	24	1,418,067	612,277	545,604
Cost of sales		(977,638)	(397,727)	(310,605)
Gross profit	24	440,429	214,550	234,999
Operating expenses
Selling, general and administrative expenses	25	(200,799)	(94,776)	(79,982)
Research and development expenses, net	21	(149,219)	(75,391)	(63,858)
Amortization of other intangible assets	8	(1,264)	(696)	(544)
Impairment charge property, plant and equipment and assets held for sale	9,10	—	(796)	—
Restructuring expenses	22	(891)	(2,473)	(80)
Total operating expenses		(352,173)	(174,132)	(144,464)
Result from operations	24	88,256	40,418	90,535
Interest income		1,989	972	1,583
Interest expense		(12,113)	(2,943)	(2,312)
Loss resulting from early extinguishment of debt		(2,209)	—	—
Accretion interest expense convertible notes		(4,469)	—	—
Foreign currency exchange gain (loss), net		(3,957)	(8,158)	26,439
Share in income of investments and associates	3,12	(766)	1,030,132	38,632
Income before income taxes		66,731	1,060,421	154,877
Income taxes	23	(26,300)	(11,121)	(17,569)
Net income		40,431	1,049,300	137,308
Net income (loss) for allocation between shareholders of the parent and non-controlling interest
Allocation of net income:
Shareholders of the parent		7,149	1,051,893	137,308
Non-controlling interest		33,282	(2,593)	—
Per share data:	26
Net income per share (EUR):
Basic		0.13	16.64	2.16
Diluted		0.13	16.39	2.14
Weighted average number of shares used in computing per share amounts (thousand):
Basic		56,108	63,202	63,510
Diluted		56,767	64,196	64,209

The accompanying notes are an integral part of these consolidated financial statements.

Draft April 07, 2015 F-5

Consolidated statements of comprehensive income

		Year ended December 31,
(EUR thousand)	Notes	2012	2013	2014
Net income		40,431	1,049,300	137,308

Other comprehensive income (loss), items that may be subsequently reclassified to profit or loss, net of tax
Foreign currency translation effect		(10,110)	(83,087)	143,270
Actuarial loss		(3,716)	(224)	(24)
Proportionate share in other comprehensive income investments and associates		—	480	(2,179)

Reclassification of deferred accumulative translation result to income following the sale of the 12% share of ASMPT		—	23,053	—
Total other comprehensive income (loss)	16	(13,826)	(59,778)	141,067

Comprehensive income		26,605	989,522	278,375

Allocation of comprehensive income (loss):
Common shareholders		(1,642)	991,116	278,375
Non-controlling interest		28,247	(1,594)	—

There is no tax impact on the items of other comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

Draft April 07, 2015 F-6

Consolidated statements of total equity

(EUR thousand, except for share data)	Notes	Number of common shares	Common shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interest	Total equity
Balance January 1, 2012		55,377,020	2,215	376,217	—	301,515	(20,151)	659,796	297,918	957,714

Net income		—	—	—	—	7,149	—	7,149	33,282	40,431
Other comprehensive income		—	—	—	—	—	(8,791)	(8,791)	(5,035)	(13,826)
Total comprehensive income (loss)			—	—	—	7,149	(8,791)	(1,642)	28,247	26,605

Dividend paid to common shareholders		—	—	—	—	(27,519)	—	(27,519)	—	(27,519)
Compensation expense stock options		—	—	3,242	—	—	—	3,242	—	3,242
Exercise stock options by issue of common shares		144,570	6	2,203	—	—	—	2,209	—	2,209
Purchase of common shares		(1,500,000)	—	—	(40,554)	—	—	(40,554)	—	(40,554)
Conversion of debt into newly issued common shares		9,074,396	363	98,490	40,554	—	—	139,407	—	139,407

Other movements in non-controlling interest
Dividend paid		—	—	—	—	—	—	—	(27,024)	(27,024)
Dilution		—	—	—	—	6,937	—	6,937	8,971	15,908
Balance December 31, 2012		63,095,986	2,584	480,152	—	288,082	(28,942)	741,876	308,112	1,049,988

Draft April 07, 2015 F-7

(EUR thousand, except for share data)	Notes	Number of common shares	Common shares	Capital in excess of par value	Treasury shares at cost	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Non- controlling interest	Total equity

Net income		—	—	—	—	1,051,893	—	1,051,893	(2,593)	1,049,300
Other comprehensive income	16	—	—	—	—	—	(60,777)	(60,777)	999	(59,778)
Total comprehensive income (loss)			—	—	—	1,051,893	(60,777)	991,116	(1,594)	989,522

Dividend paid to common shareholders		—	—	—	—	(31,666)	—	(31,666)	—	(31,666)
Capital repayment		—	—	(239,507)	—	(30,035)	—	(269,542)	—	(269,542)
Compensation expense stock options		—	—	4,440	—	—	—	4,440	—	4,440
Reclassification		—	(60)	60	—	—	—	—	—	—
Exercise stock options by issue of common shares	16	125,402	5	1,646	—	—	—	1,651	—	1,651
Re-issued shares following the settlement of the Lehman treasury shares	16	247,002	10	4,180	—	—	—	4,190	—	4,190

Other movements in non-controlling interest
Dilution	12	—	—	—	—	3,587	—	3,587	—	3,587
Deconsolidation ASMPT		—	—	—	—	—	1,597	1,597	(306,518)	(304,921)
Balance December 31, 2013		63,468,390	2,539	250,971	—	1,281,861	(88,122)	1,447,249	—	1,447,249

Net income		—	—	—	—	137,308	—	137,308	—	137,308
Other comprehensive income	16	—	—	—	—	—	141,067	141,067	—	141,067
Total comprehensive income (loss)			—	—	—	137,308	141,067	278,375	—	278,375

Dividend paid to common shareholders		—	—	—	—	(31,828)	—	(31,828)	—	(31,828)
Compensation expense share based payments		—	—	7,476	—	—	—	7,476	—	7,476
Exercise stock options by issue of common shares	16	354,650	14	5,398	—	—	—	5,412	—	5,412
Exercise stock options out of treasury shares		124,339		(497)	4,158	(1,762)	—	1,899	—	1,899
Purchase of common shares		(953,552)	—	—	(31,891)	—	—	(31,891)	—	(31,891)
Withdrawn shares following the settlement of the Lehman treasury shares	16	(25,643)	—	—	—	—	—	—	—	—

Other movements in investments an associates
Dilution	12	—	—	—	—	3,561	—	3,561	—	3,561
Allocation equity component convertible bonds -1-		—	—	—	—	9,947	—	9,947	—	9,947
Balance December 31, 2014		62,968,184	2,553	263,348	(27,733)	1,399,087	52,945	1,690,200	—	1,690,200

1.
In 2014 convertible bonds were issued by ASMPT that containing both liability and conversion option components. These components are classified separately into respective items on initial recognition in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised.

The accompanying notes are an integral part of these consolidated financial statements.

Draft April 07, 2015 F-8

Consolidated statements of cash flows

	Note	Year ended December 31,
(EUR thousand)		2012	2013	2014
Cash flows from operating activities
Net income		40,431	1,049,300	137,308
Adjustments to reconcile net income to net cash from operating activities
Depreciation, amortization and impairments	8,9	58,460	29,262	21,222
Share-based payments	17	23,065	4,703	7,476
Non-cash result financing costs		6,678	687	(23,225)
Result investments and associates	3,12	766	(1,030,132)	(38,632)
Deferred income taxes		(147)	(296)	3,042
Changes in assets and liabilities:
Accounts receivable		17,905	(8,477)	6,756
Inventories		(39,920)	(20,220)	(19,743)
Other current assets		(6,713)	8,831	(7,531)
Accounts payable and accrued expenses		(32,077)	9,963	20,979
Current income taxes		(25,968)	4,924	2,738
Net cash provided by operating activities		42,480	48,545	110,390
Cash flows from investing activities
Capital expenditures	9	(68,162)	(17,063)	(30,647)
Purchase of intangible assets	8	(4,630)	(470)	(1,496)
Disposal of 12% ASMPT share	3	—	298,254	—
Proceeds from sale of property, plant and equipment	9	901	3,969	359
Net cash (used in)/provided by investing activities		(71,891)	284,690	(31,784)
Cash flows from financing activities
Debt redemption		(24,726)	(40,889)	—
Debt proceeds		47,677	18,980	—
Debt issuance fees paid		—	—	(1,416)
Proceeds from issuance of shares and exercise of stock options		2,209	5,841	4,758
Purchase of treasury shares ASMI		(40,554)	—	(29,338)
Purchase of treasury shares ASMPT		(3,552)	—	—
Dividends from associate ASMPT	12	—	10,171	19,974
Dividends to common shareholders of ASMI		(27,519)	(31,666)	(31,828)
Capital repayment		—	(269,542)	—
Dividends to minority shareholders ASMPT		(27,024)	—	—
Net cash used in financing activities		(73,489)	(307,105)	(37,850)
Foreign currency translation effect on cash and cash equivalents		3,125	(4,168)	32,584
Net (decrease)/increase in cash and cash equivalents		(99,775)	21,962	73,340
Cash and cash equivalents at beginning of year	4	390,250	290,475	312,437
Cash and cash equivalents at end of year	4	290,475	312,437	385,777
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest		10,124	2,933	—
Income taxes		52,425	6,493	11,789
Supplemental on cash investing and financing activities
Subordinated debt converted		150,000	—	—
Subordinated debt converted into number of shares		9,074,396	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Draft April 07, 2015 F-9

Notes to the consolidated financial statements

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

The Company’s shares are listed for trading on the Nasdaq (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM).

The accompanying consolidated financial statements include the financial statements of ASM International NV headquartered in Almere, the Netherlands, and its consolidated subsidiaries (together referred to as ASMI or the Company).

Basis of preparation
The Company follows accounting principles generally accepted in the United States (“US GAAP”) and applies the going concern basis in preparing its consolidated financial statements. Historical cost is used as the measurement basis unless otherwise indicated.

The accompanying consolidated financial statements are stated in euro thousand (“EUR”) unless indicated otherwise. Amounts in these financial statements are rounded to the nearest thousand euro, therefore amounts may not equal (sub) totals due to rounding.

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

Summary of significant accounting policies
Consolidation
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

The Back-end segment is still reported as a separate segment after the Company ceased control on March 15, 2013, since the full results of the Back-end segment are continued to be reviewed by our CODM.

Draft Audit Committee March 30, 2015 F-10

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

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. In January 2011 ASM Pacific Technology Ltd ("ASMPT") acquired the surface-mount technology from Siemens. The segment is organized in ASM Pacific Technology Ltd, in which the Company holds a 39.75% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong.
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

Draft Audit Committee March 30, 2015 F-11

currencies are recorded at the exchange rate at the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under foreign currency exchange gains (losses) in the consolidated statement of operations.

The Company does not use forward exchange contracts for trading or speculative purposes.
Cash and cash equivalents
Cash and cash equivalents comprise deposits held at call with banks and other short-term highly liquid investments with original maturity of three months or less. Bank overdrafts, if any, are included in notes payable to banks in current liabilities.
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

The allowance is based on historical experience, credit evaluations, specific customer collection history and any customer-specific issues ASMI has identified. Changes in circumstances, such as an unexpected adverse material change in a major customer’s ability to meet its financial obligation to ASMI or its payment trends, may require us to further adjust our estimates of the recoverability of amounts due to ASMI, which could have an adverse material effect on ASMI’s financial condition and results of operations. On December 31, 2014 the allowance for doubtful accounts amounted to €19 compared to total accounts receivable of €81,971.
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

On December 31, 2014 our allowance for inventory obsolescence amounted to €21,350, which is 14.7% of total inventory. If circumstances related to our inventories change, our estimate of the values of inventories could materially change. On December 31, 2014, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of €14.5 million.
Evaluation tools at customers
Evaluation tools at customers (“evaluation tools”) are systems generally delivered to customers under evaluation or a conditional purchase order and include substantial customization by our engineers and R&D staff in the field. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as cost of sales.

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

Draft Audit Committee March 30, 2015 F-12

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

The calculation of fair value involves certain management judgments, and was based on our best estimates and projections at the time of our review. The value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our results of operations at that time. On December 31, 2014, we determined that a decrease in estimated cash flows of 10% and an increase of 10% of the discount rate used in calculating the fair value would not result in an impairment of the carrying value of goodwill.

Other intangible assets with finite lives are amortized over the estimated useful lives using the straight-line method. Other intangible assets and property, plant and equipment are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The cash flow estimates that we use include certain management judgments and are based on our best estimates and projections at the time of our review, these may be different if other assumptions are used. In future periods, however, we may be required to record impairment losses, which may significantly affect our results of operations at that time. On December 31, 2014, we determined that a decrease in estimated cash flows of 10% would not result in an impairment of the carrying value of long-lived assets.
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

Draft Audit Committee March 30, 2015 F-13

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
Investments and Associated companies
Investments associated companies are accounted for under the equity method on a go forward basis. Dividend income from the Company’s subsidiaries and associated companies is recognized when the right to receive payment is established.
Impairment of Investments and Associated companies
ASMI does not separately test investment's underlying assets for impairment. However, ASMI recognizes its share of any impairment charge recorded by an investee and consider the effect, if any, of the impairment on the basis difference in the assets giving rise to the investee’s impairment charge. A loss in value of an investment which is other than a temporary decline will be recognized.

The ASMPT investment is accounted for under the equity method on a go forward basis. Equity method investments are tested for other than temporary impairment (OTTI). An investment is considered impaired if the fair value of the investment is less than its amortized cost. The determination of whether an investment is impaired is made at the individual security level in each reporting period.

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

Each sale arrangement may contain commercial terms that differ from other arrangements. In addition, we frequently enter into contracts that contain multiple deliverables. Judgment is required to properly identify the accounting units of the multiple deliverable transactions and to determine the manner in which revenue should be allocated among the

Draft Audit Committee March 30, 2015 F-14

accounting units. Moreover, judgment is used in interpreting the commercial terms and determining when all criteria of revenue recognition have been met, in order for revenue recognition to occur in the appropriate accounting period. While changes in the allocation of the estimated sales price between the units of accounting will not affect the amount of total revenue recognized for a particular sales arrangement, any material changes in these allocations could impact the timing of revenue recognition.

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

A major portion of our revenue is derived from contractual arrangements with customers that have multiple deliverables, such as equipment and installation. When a sales arrangement contains multiple elements, such as equipment and installation, ASMI allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (VSOE) if available, third party evidence (TPE) if VSOE is not available, or best estimated selling price (BESP) if neither VSOE nor TPE is available. ASMI generally utilizes the BESP due to the nature of our products. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. At December 31, 2012, December 31, 2013 and December 31, 2014 we have deferred revenues from installations in the amount of €3.5 million, €3.9 million and €7.8 million respectively.

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

Draft Audit Committee March 30, 2015 F-15

and development costs relating to approved projects are recorded as research and development credits in the period when such project costs occur. The research and development expenses are presented net of the development credits.
Share-based compensation expenses
The cost relating to employee stock options and shares (compensation expense) are recognized based upon the grant date fair value of the stock options or the shares. The fair value at grant date of employee stock options is estimated using a Black-Scholes option valuation model. This model requires the use of assumptions including expected stock price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on a euro government bond with a life equal to the expected life of the options. The estimated fair value at grant date of shares is based on the share price of the ASMI share at grant date minus the discounted value of expected dividends during the vesting period.

The grant date fair value of the stock options and shares is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of stock options and shares that will eventually vest. The impact of the true up of the estimates is recognized in the consolidated statement of operations in the period in which the revision is determined.

For further information on ASMI’s employee stock option plans reference is made to Note 17.
Restructuring costs
Restructuring expenses are recognized for exit or disposal activities when the liability arising from restructuring plans is incurred. Reference is made to Note 22. Distinction is made in one-time employee termination expenses, contract termination expenses and other associated expenses. For the accounting on the distinguished elements of restructuring expenses we apply to the policy as mentioned below. The expenses have been charged to “restructuring expenses”.

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

Contract termination expenses are related to the termination of an operating lease or another contract. These expenses are distinguished in:

•
Expenses related to the termination of the contract before the end of its term. These expenses are recognized when the contract is terminated. The liability is measured at its fair value in accordance with the contract terms; and

•
Expenses related to contracts that will last for its remaining term without economic benefit to the entity. This is the case when a lease contract for premises is not terminated while the premises are not (completely) in use anymore. The liability is accrued for at the cease-use date, the date the company determined that it would no longer occupy the premises, which is conveyed to it under the contractual operating lease. The liability is measured at its fair value in accordance with the contract terms.

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

Draft Audit Committee March 30, 2015 F-16

Income taxes
The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for tax effect of incurred net operating losses and for tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the Consolidated Statement of Operations in the period in which the enacted rate changes. Deferred tax assets are reduced through a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes, and adjust the tax position in the period in which the fact that gives rise to a revision becomes known.

In case of expected interest and penalties related to income tax liabilities these will be accrued for and included in the provision for income taxes.

Currently we have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. We have established a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will not be realized. This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. On December 31, 2014, we believe that there is insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of €53.8 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance to these deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would indicate that an additional 10% of the net deferred tax assets as of December 31, 2014 is not realizable, this would result in an additional valuation allowance and an income tax expense of €0.3 million.

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

Draft Audit Committee March 30, 2015 F-17

In accordance with ASC 715, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans" the Company recognizes in its Consolidated Balance Sheet an asset or a liability for the plan’s overfunded status or underfunded status respectively. The unfunded status is recognized as a liability. Actuarial gains and losses are recognized in other comprehensive income when incurred. Reference is made to Note 16 and Note 17.
Commitments and contingencies
The Company has various contractual obligations, some of which are required to be recorded as liabilities in the Company’s consolidated financial statements, including long- and short-term debt. Others, namely operating lease commitments, purchase commitments and commitments for capital expenditure, are generally not required to be recognized as liabilities on the Company’s balance sheet but are required to be disclosed. Reference is made to Note 18.
Comprehensive income
Comprehensive income consists of net earnings (loss) and other comprehensive income. Other comprehensive income includes gains and losses that are not included in net earnings, but are recorded directly in Shareholders’ Equity.

New accounting pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires revenue recognition to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This new standard will supersede most current revenue recognition guidance, including industry-specific guidance. The guidance becomes effective for ASMI in the fiscal year 2017, and can be applied either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Early adoption is prohibited. ASMI is currently evaluating the impact of this new guidance on the Company's financial position and results of operations.

In April 2014, the FASB issued authoritative guidance that raises the threshold for a disposal transaction to qualify as a discontinued operation and requires additional disclosures about discontinued operations and disposals of individually significant components that do not qualify as discontinued operations. The authoritative guidance becomes effective prospectively for ASMI in the fiscal year 2015. Early adoption is permitted, but only for disposals that have not been reported in financial statements previously issued.

Draft Audit Committee March 30, 2015 F-18

Note 2. List of significant subsidiaries and associates

		% Ownership December 31,
		2013	2014
Subsidiaries (consolidated)	Location
ASM Europe BV -1-	Almere, the Netherlands	100%	100%
ASM United Kingdom Sales BV -1-	Almere, the Netherlands	100%	100%
ASM Germany Sales BV -1-	Almere, the Netherlands	100%	100%
ASM Pacific Holding BV -1- -3-	Almere, the Netherlands	100%	100%
ASM France SARL	Montpellier, France	100%	100%
ASM Belgium NV	Leuven, Belgium	100%	100%
ASM Italia Srl	Agrate, Italy	100%	100%
ASM Microchemistry Oy	Helsinki, Finland	100%	100%
ASM Services and Support Ireland Ltd	Dublin, Ireland	100%	100%
ASM Services and Support Israel Ltd	Tel Aviv, Israel	100%	100%
ASM America, Inc	Phoenix, Arizona, United States of America	100%	100%
ASM Japan KK	Tokyo, Japan	100%	100%
ASM Wafer Process Equipment Ltd	Quarry Bay, Hong Kong, People’s Republic of China	100%	100%
ASM China Ltd	Shanghai, People’s Republic of China	100%	100%
ASM Wafer Process Equipment Singapore Pte Ltd	Singapore	100%	100%
ASM Front-End Sales & Services Taiwan Co, Ltd	Hsin-Chu, Taiwan	100%	100%
ASM Services & Support Malaysia SDN BDH	Kuala Lumpur, Malaysia	100%	100%
ASM Front-End Manufacturing Singapore Pte Ltd	Singapore	100%	100%
ASM Genitech Korea Ltd	Cheonan, South Korea	100%	100%
ASM IP Holding BV -1-	Almere, the Netherlands	100%	100%

Associates (non-consolidated)
ASM Pacific Technology Ltd -2-	Kwai Chung, Hong Kong, People’s Republic of China	39.94%	39.75%

1)
For these subsidiaries ASM International NV has filed statements at the Dutch Chamber of Commerce assuming joint and several liability in accordance with Article 403 of Book 2, Part 9 of the Netherlands Civil Code.

2)
The accounts of ASM Pacific Technology Ltd were consolidated till March 15, 2013. On that date ASM International sold a 11.88% share in ASM Pacific Technology Ltd resulting in a cease of its control and a subsequent deconsolidation of its 40.08% associate. This shareholding diluted in December 2013 as a result of the issuance of shares to 39.94%, and in 2014 to 39.75%.

3)	Established in 2008, ASM Pacific Holding BV holds 39.75% of the shares in ASM Pacific Technology Ltd

Draft Audit Committee March 30, 2015 F-19

Note 3. Divestment

On March 13, 2013, the Company announced that it divested a controlling stake in its subsidiary ASM Pacific Technology Ltd. (ASMPT). The sale of the shares officially closed on March 15, 2013. The Company sold 47,424,500 ordinary shares of ASMPT at a price of HK$90 per share to institutional or other professional investors through a partial secondary share placement, representing an 11.88% stake in ASMPT. The placement generated cash proceeds for the Company of HK$4,192 million (approximately €413 million).
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

These transactions resulted in a substantial gain and the deconsolidation of ASMPT. This gain consisted of two elements, the realized gain on the sale of the 11.88% stake amounting to $243 million and an unrealized re-measurement gain on the remaining 40.08% of the retained interest in ASMPT approximating €1,156 million. The purchase of the associate resulted in the recognition of the associate at fair value.

After the initial accounting of the sale transaction and related gains, subsequent accounting under ASC 323, “Investments”, requires that future income from ASMPT will need to be adjusted for the fair value adjustments arising the "basis differences" as if a business combination had occurred under ASC 805, "Business Combinations", i.e. a purchase price allocation (“PPA”).

The purchase of the associate has been recognized at fair value, being the value of the ASMPT shares on the day of closing of the purchase transaction. US GAAP requires that the composition of such a fair value needs to be determined through a PPA. This process took place in the remaining period of 2013. The PPA resulted in the recognition of intangible assets for customer relationship, technology, trade name and product names. For inventories and property, plant and equipment a fair value adjustment was recognized.

Under US GAAP, the "disposal" of the ASMPT business does not classify as discontinued operations.

Reporting ASMI share in net earnings of ASMPT in the consolidated statement of operations:

Year ended December 31, 2013
Result investments and associates
ASMI share net earnings March 16 - December 31, 2013	23,727
Realized gain on sale 11.88% ASMPT shares	242,838
Unrealized remeasurement gain on retained 40.08% ASMPT shares	1,155,625
Impairment loss	(335,406)
Amortization other intangible assets and fair value changes from PPA	(56,652)
Reported on line result investments and associates	1,030,132

Draft Audit Committee March 30, 2015 F-20

Note 4. Cash and cash equivalents

Cash and cash equivalents include deposits with high-rated financial institutions of €385,777. Our cash and cash equivalents are predominantly denominated in US$ and partly in euro and Korean won.

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

The carrying amount of accounts receivable is as follows:

	December 31,
	2013	2014
Current	54,614	65,985
Overdue <30 days	18,787	5,949
Overdue 31-60 days	783	2,142
Overdue 61-120 days	2,527	1,785
Overdue >120 days	6,305	6,110
Total	83,016	81,971

In the total amount of accounts receivable for both the year ended December 31, 2014 and 2013 no notes receivable are included.

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

The changes in the allowance for doubtful accounts receivable are as follows:

	2013	2014
Balance at beginning of year	(8,551)	(73)
Deconsolidation ASMPT	6,191	—
Charged to selling, general and administrative expenses	756	57
Utilization	1,469	—
Foreign currency translation effect	62	(3)
Balance at end of year	(73)	(19)

Accounts receivable are stated at nominal value less an allowance for doubtful accounts. The carrying amount of the accounts receivable approximates their fair value.

Draft Audit Committee March 30, 2015 F-21

Note 6. Inventories

Inventories consist of the following:

	December 31,
	2013	2014
Components and raw materials	78,579	69,709
Work in process	31,442	30,040
Finished goods	20,073	45,064
Total inventories, gross	130,094	144,813
Allowance for obsolescence	(25,627)	(21,350)
Total inventories, net	104,467	123,463

The changes in the allowance for obsolescence and/or lower market value are as follows:

	2013	2014
Balance at beginning of year	(65,287)	(25,627)
Deconsolidation ASMPT	39,146	—
Charged to cost of sales	(8,648)	(2,282)
Utilization	6,464	8,514
Foreign currency translation effect	2,698	(1,955)
Balance at end of year	(25,627)	(21,350)

The addition for the years 2013 and 2014 mainly relate to inventory items which were ceased to be used due to technological developments and design changes which resulted in in obsolescence of certain parts.

On December 31, 2014, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of €15 million.

The cost of inventories recognized as costs and included in cost of sales amounted to €246.0 million (2013: €207.9 million).

Note 7. Goodwill

The changes in the carrying amount of goodwill are as follows:

	Front-end	Back-end	Total
Balance January 1, 2013	11,649	40,239	51,888
Deconsolidation ASMPT	—	(38,482)	(38,482)
Foreign currency translation effect	(228)	(1,757)	(1,985)
Balance December 31, 2013	11,421	—	11,421
Foreign currency translation effect	683	—	683
Balance December 31, 2014	12,104	—	12,104

The carrying amount of the goodwill is related to the acquisitions of the following entities:

	December 31,
	2013	2014
ASM Microchemistry Oy (Thermal products business unit)	3,560	3,560
ASM Genitech Korea Ltd (Plasma products business unit)	7,861	8,544
Total	11,421	12,104

We perform an annual impairment test at December 31 of each year or if events or changes in circumstances indicate that the carrying amount of goodwill exceeds its fair value. Our Front-end impairment test and the

Draft Audit Committee March 30, 2015 F-22

determination of the fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates.

The material assumptions used for the fair value calculation of the reporting units are:

•	An average discount rate of 13.0% (2013: 16.0%) representing the pre-tax weighted average cost of capital;

•	External market segment data, historical data and strategic plans to estimate cash flow growth per product line have been used; and

•
Cash flow calculations are limited to five years of cash flow; after these five years perpetuity growth rates are set based on market maturity of the products. For maturing product the perpetuity growth rates used are 1% or less and for enabling technology products the rate used is 3% or less.

These estimates are consistent with the plans and estimated costs we use to manage the underlying business. Based on this analysis management believes that as per December 31, 2014 the fair value of the reporting units exceeded the carrying value.

Draft Audit Committee March 30, 2015 F-23

Note 8. Other intangible assets

Other intangible assets include purchased technology from third parties and software developed or purchased (including licenses) for internal use. The changes in the amount of other intangible assets are as follows:

	Software	Purchased technology and other intangible assets	Total
At cost
Balance January 1, 2013	20,346	14,393	34,739
Deconsolidation ASMPT	(4,931)	(7,215)	(12,146)
Additions	437	33	470
Disposals	(1)	—	(1)
Foreign currency translation effect	(248)	(169)	(417)
Balance December 31, 2013	15,603	7,042	22,645
Additions	1,496	—	1,496
Reclassification from evaluation tools	—	2,269	2,269
Disposals	(414)	(1,202)	(1,616)
Foreign currency translation effect	216	680	896
Balance December 31, 2014	16,901	8,789	25,690

Accumulated amortization
Balance January 1, 2013	13,446	7,378	20,824
Deconsolidation ASMPT	(3,744)	(3,895)	(7,639)
Amortization for the year	2,118	2,071	4,189
Disposals	(1)	—	(1)
Foreign currency translation effect	(211)	(154)	(365)
Balance December 31, 2013	11,608	5,400	17,008
Amortization for the year	3,695	1,033	4,728
Reclassification from evaluation tools	—	878	878
Disposals	(414)	(1,202)	(1,616)
Foreign currency translation effect	193	539	732
Balance December 31, 2014	15,082	6,648	21,730

Other intangible assets, net
December 31, 2013	3,995	1,642	5,637
December 31, 2014	1,819	2,141	3,960

Other intangible assets are amortized over their useful lives of 3 to 7 years. Estimated amortization expenses relating to other intangible assets are as follows:

2015	2,266
2016	1,192
2017	481
2018	14
2019	7
3,960

Draft Audit Committee March 30, 2015 F-24

Note 9. Property, plant and equipment

The changes in the amount of property, plant and equipment are as follows:

	Land, buildings and leasehold improvements	Machinery, equipment, furniture and fixtures	Total
At cost
Balance January 1, 2013	187,880	475,629	663,509
Capital expenditures	1,580	15,483	17,063
Deconsolidation ASMPT	(145,290)	(322,398)	(467,688)
Retirements and sales	(13,792)	(10,966)	(24,758)
Reclassification from held for sale	3,393	—	3,393
Reclassification	—	(66)	(66)
Foreign currency translation effect	(4,824)	(15,823)	(20,647)
Balance December 31, 2013	28,947	141,859	170,806
Capital expenditures	619	30,028	30,647
Retirements and sales	(813)	(17,092)	(17,905)
Reclassification	402	(402)	—
Foreign currency translation effect	1,757	11,033	12,790
Balance December 31, 2014	30,912	165,426	196,338

Accumulated depreciation
Balance January 1, 2013	87,377	300,696	388,073
Depreciation for the year	4,502	15,545	20,047
Deconsolidation ASMPT	(64,699)	(192,581)	(257,280)
Retirements and sales	(13,700)	(7,089)	(20,789)
Reclassification	—	(66)	(66)
Foreign currency translation effect	(2,751)	(12,959)	(15,710)
Balance December 31, 2013	10,729	103,546	114,275
Depreciation for the year	2,001	10,576	12,577
Retirements and sales	(732)	(16,814)	(17,546)
Reclassification	9	(9)	—
Foreign currency translation effect	1,031	6,765	7,796
Balance December 31, 2014	13,038	104,064	117,102

Property, plant and equipment, net
December 31, 2013	18,218	38,313	56,531
December 31, 2014	17,874	61,362	79,236

Useful lives in years
Buildings and leasehold improvements	10-25
Machinery and equipment	2-10
Furniture and fixtures	2-10

As per December 31, 2014, the carrying amount includes assets under construction for machinery, equipment, furnitures and fixtures of €18,042 (2013: €11,483).

Draft Audit Committee March 30, 2015 F-25

Note 10. Assets held for sale

The changes in the carrying value of assets held for sale are as follows:

	Japan	The Netherlands	Total
Balance January 1, 2013	5,721	277	5,998
Impairment	(796)	—	(796)
Reclassification to assets in use	(3,393)	—	(3,393)
Foreign currency translation effect	(1,071)	—	(1,071)
Balance December 31, 2013	461	277	738
Impairment	(12)	—	(12)
Reclassification to assets in use	—	—	—
Foreign currency translation effect	(2)	—	(2)
Balance December 31, 2014	447	277	724

In 2009 the decision was made to dispose certain items of property, plant and equipment located in Japan and the Netherlands.

In Japan (Tama) a building that was used for research and development activities was ceased to be used in December 2009. Due to the economic circumstances and the effects of the earthquake of 2011 in Japan we think it is not reasonable to expect this building to be sold within a reasonable period of time. Therefore in 2013 we ceased to classify this building as held for sale and measured it at the lower of its carrying amount before it was classified as held for sale, adjusted for any depreciation that would have been recognized had the asset not been classified as held for sale, and its recoverable amount at the date of the subsequent decision not to sell. This resulted in an impairment charge of €796 in 2013.

Also in Japan, a piece of land purchased to build a research and development center is regarded as held for sale. The carrying value of €447 approximates the fair value less cost to sell. The expected selling prices were determined, based on various inputs and considerations.

In the Netherlands the former ASMI head office located in Bilthoven has been regarded as held for sale. The carrying value of €277 is lower than the fair value less cost to sell. The expected selling prices were determined, based on various inputs and considerations.

Note 11. Evaluation tools at customers

The changes in the amount of evaluation tools are as follows:

	December 31,
	2013	2014
Balance at beginning of year	16,922	13,332
Evaluation tools shipped	8,329	12,845
Depreciation	(3,771)	(3,448)
Evaluation tools sold	(6,221)	(4,814)
Reclassification	—	(1,391)
Foreign currency translation effect	(1,927)	1,243
Balance at end of year	13,332	17,767

Useful lives in years:	5

The gross carrying amount of the evaluation tools at customers per December 31, 2014 was €23,133 (2013: €18,082), accumulated depreciation per December 31, 2014 was €5,366 (2013: €4,750).

Draft Audit Committee March 30, 2015 F-26

Evaluation tools are systems delivered to customers under evaluation agreements. Evaluation tools are recorded at cost and depreciated over their useful life (5 years). The depreciation period may be shorter, depending on circumstances. The depreciation expenses are reported as cost of sales.

Note 12. Investments and associates

The changes in the investment and associates are as follows:

	Investments -2-			Associates		Total
		Net equity share	Other( In)tangible assets and fair value changes	Goodwill	Total associates
Balance January 1, 2013	278	—	—	—	—	278
40.08% investment in ASMPT March 15, 2013	—	255,701	227,010	898,599	1,381,310	1,381,310
Result investments and associates	—	23,727	—	—	23,727	23,727
Other comprehensive income investments and associates	—	480	—	—	480	480
Amortization recognized (in)tangible assets	—	—	(16,848)	—	(16,848)	(16,848)
Fair value changes related to inventories and tax losses	—	—	(39,807)	—	(39,807)	(39,807)
Impairment	—	—	—	(335,406)	(335,406)	(335,406)
Dividends	—	(10,171)	—	—	(10,171)	(10,171)
Dilution ASMPT share to 39.94%	—	3,587	—	—	3,587	3,587
Foreign currency translation effect	—	(8,940)	(8,824)	(45,432)	(63,196)	(63,196)
Balance December 31, 2013	278	264,384	161,531	517,761	943,676	943,954

Result investments and associates	(278)	61,428	—	—	61,428	61,150
Other comprehensive income investments and associates	—	(2,179)	—	—	(2,179)	(2,179)
Amortization recognized (in)tangible assets	—	—	(22,517)	—	(22,517)	(22,517)
Dividends	—	(19,974)	—	—	(19,974)	(19,974)
Dilution ASMPT share to 39.75%	—	3,561	—	—	3,561	3,561
Allocation equity component convertible bonds -1-	—	9,947	—	—	9,947	9,947
Foreign currency translation effect	—	28,179	19,830	70,146	118,155	118,155
Balance December 31, 2014	—	345,346	158,844	587,907	1,092,097	1,092,097

1.
In 2014 convertible bonds were issued by ASMPT that containing both liability and conversion option components. These components are classified separately into respective items on initial recognition in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised.

2.
Investments reflects the net equity value of the interest in Levitech BV resulting from the management buy-out in 2009 of the RTP business. ASM International NV obtained a 20% interest in Levitech BV. This value has been reduced in 2014 due to (start-up) losses of Levitech caused by the introduction of their advanced products in the market.

On March 13, 2013, the Company announced that it divested a controlling stake in its subsidiary ASM Pacific Technology Ltd (ASMPT). The sale of the shares officially closed on March 15, 2013. The Company sold 47,424,500 ordinary shares of ASMPT at a price of HK$90 per share to institutional or other professional investors through a partial secondary share placement, representing an 11.88% stake in ASMPT. The placement generated cash proceeds for the Company of HK$4,192 million (approximately €413 million).

Draft Audit Committee March 30, 2015 F-27

The sale of the 11.88% stake caused ASMI to cease control of ASMPT. According to US GAAP the accounting of this sale consists of two separate transactions:

•	A sale of a 51.96% subsidiary; and

•	A purchase of a 40.08% associate.

These transactions resulted in a substantial gain and the deconsolidation of ASMPT. This gain consisted of two elements, (1) the realized gain on the sale of the 11.88% stake amounting to €243 million and (2) an unrealized re-measurement gain on the remaining 40.08% of the retained interest in ASMPT approximating €1,156 million. The "purchase" of the associate resulted in the recognition of the associate at fair value.

After the initial accounting of the sale transaction and related gains, subsequent accounting under ASC 323, “Investments”, requires that future income from ASMPT will need to be adjusted for the fair value adjustments arising the "basis differences" as if a business combination had occurred under ASC 805, "Business Combinations", i.e. a purchase price allocation (“PPA”).

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

At each balance sheet date, the Company reviews whether there is an indication that its investments associated companies are impaired. An indication for impairment of the investments and associated companies may include a severe and other than temporary decrease in the share price of ASMPT. During the period after March 15, 2013 the ASMPT share traded for a longer period below the price at the close of sale. Considering the extent to which in the last quarter of 2013 the market price of the ASM PT shares was below cost management did a further investigation to evaluate whether this results in an impairment other than temporary. In its assessment management evaluated other factors based on its knowledge of the business and of ASM PT specifically. Such factors include the development of ASMPT’s backlog, market share and developments of the different market shares ASMPT operates in. Management did not identify persuasive factors that the diminution of the value would be other-than-temporary and accordingly recorded an impairment charge, in which the value was adjusted to the share price on December 31, 2013 of HK$64.90. The impairment charge amounted to €335 million.

In December 2014, 1,885,000 common shares of ASMPT were issued, for cash at par value of HK$0.10 per share, pursuant to the Employee Share Incentive Scheme of ASMPT. The shares issued under the plan in 2014 have diluted ASMI's ownership in ASMPT to 39.75% as of December 31, 2014.

At December 31, 2014, the book value of our equity method investment after the aforementioned impairment in ASMPT was €1,092 million. The historical cost basis of our 39.75% share of net assets on the books of ASMPT under US GAAP was €345 million as of December 31, 2014, resulting in a basis difference of €747 million. €159 million of this basis difference has been allocated property, plant and equipment and intangibles assets. The remaining amount was allocated to equity method goodwill. Each individual, identifiable asset will periodically be reviewed for any indicators of potential impairment which, if required, would result in acceleration of basis difference amortization. We amortize the basis differences allocated to the assets on a straight-line basis, and include the impact within the results of our equity method investments. Amortization and depreciation are adjusted for related deferred tax impacts. Included in

Draft Audit Committee March 30, 2015 F-28

net income attributable to ASMI for 2014 after-tax was an expense of €23 million, representing the depreciation and amortization of the basis differences.

The market value of our 39.75% investment ASMPT at December 31, 2014 approximates €1,257 million. The information required under S-X Rule 4-08 is included in the segment information note 24.

Summarized 100% earnings information for ASMPT equity method investment excluding basis adjustments. The foreign currency exchange rate per December 31, 2014 is 1 HK$: €0.106 (for December 31, 2013: 1HK$: €0.097).

(HK$ million)	2013	2014
Net sales	10,841	14,229
Income before income tax	673	2,028
Net earnings	549	1,580

Summarized 100% balance sheet information for ASMPT equity method investment excluding basis adjustments. The foreign currency exchange rate average 2014 is 1 HK$: €0.097 (2013: 1 HK$: €0.097).

	Year ended December 31,
(HK$ million)	2013	2014
Current assets	8,019	10,840
Non-current assets	2,720	3,632
Current liabilities	3,304	3,759
Non-current liabilities	356	2,532
Equity	7,079	8,181

The ASMPT Board is responsible for ongoing monitoring of the performance of the Back-end activities. The actual results of the Back-end operating unit are discussed with the ASMPT Audit Committee, which includes the representative of ASMI. The ASMI representative reports to the ASMI Management Board and the Audit Committee of ASMI on a quarterly basis.

Dividends from ASMPT have been paid out to ASMI shareholders and such, have been classified as financing cash flows for all periods presented.

Our share of income taxes incurred directly by the equity companies is reported in result from investments and associates and as such is not included in income taxes in our consolidated financial statements.

Note 13. Notes payable to banks

As per December 31, 2014 ASMI is debt free. ASMI may borrow under separate short-term lines of credit with banks. The lines contain general provisions concerning renewal and continuance at the option of the banks.

Total short-term lines of credit amounted to €150 million at December 31, 2014. The amount outstanding at December 31, 2014 was nil so the undrawn portion totaled €150 million. The undrawn portion represents the Company’s standby revolving credit facility of €150 million with a consortium of banks. The facility was extended in 2013 and will be available through December 31, 2018. Once the facility is used, this usage is secured by a portion of the Company’s shareholding in ASMPT or accounts receivable.

The credit facility of €150 million includes two financial covenants:

•	minimum consolidated tangible net worth; and

•	consolidated total net debt/total shareholders' equity ratio.

These financial covenants are measured twice each year, at June 30 and December 31.

Draft Audit Committee March 30, 2015 F-29

The minimum level of consolidated tangible net worth for the year ended December 31, 2014 required was €320 million, the consolidated tangible net worth as per that date was €937 million.

Consolidated tangible net worth is defined as the net assets, deducting any amount shown in respect of goodwill or other intangible assets (including any value arising from any valuation of ASMPT).

Total shareholders' equity is defined as the aggregate of :

•	the amounts paid up on the issued common shares;

•	share capital in excess of par value;

•	retained earnings;

•	accumulated other comprehensive income and loss; and

•	deducting any amount shown in respect of goodwill or other intangible assets (including any value arising from any valuation of ASMPT).

The net debt/total shareholders' equity ratio should not exceed 1.5. For the year ended December 31, 2014 net cash was €386 million and total shareholders' equity amounted to €937 million. The Company is in compliance with these financial covenants as of June 30, 2014 and as of December 31, 2014.

ASMI does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of ASMI. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances other than trade receivables in the normal course of business, to ASMI or its non ASMPT subsidiaries.

Note 14. Provision for warranty

The changes in the amount of provision for warranty are as follows:

	2013	2014
Balance at beginning of year	43,921	7,966
Charged to cost of sales	8,491	11,779
Deconsolidation ASMPT	(34,290)	—
Deductions	(9,850)	(10,549)
Foreign currency translation effect	(306)	714
Balance at end of year	7,966	9,910

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

Note 15. Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	December 31,
	2013	2014
Personnel related items	20,967	22,319
Deferred revenue	7,346	8,409
Financing related items	344	3,106
Other	9,904	14,159
Total accrued expenses and other payables	38,561	47,993

Personnel related items comprise accrued management bonuses, accrued vacation days, accrued wage tax, social securities and pension premiums. Deferred revenue consists of the revenue relating to the undelivered elements of the arrangements. This part of revenue is deferred at their relative selling prices until delivery of these elements.

Draft Audit Committee March 30, 2015 F-30

Financing related items as of December 31, 2014 comprises the accrual for settlement of shares repurchased. Other include accruals for VAT and other taxes and down payments from customers.

Draft Audit Committee March 30, 2015 F-31

Note 16. Shareholders’ equity

Common shares, preferred and financing preferred shares
The authorized capital of the Company amounts to 110,000,000 shares of €0.04 par value common shares, 118,000 shares of €40 par value preferred shares and 8,000 shares of €40 par value financing preferred shares, of which 62,968,184 common shares, no preferred and no financing preferred shares were outstanding as at December 31, 2014. All common shares outstanding as per December 31, 2014 were fully paid. All shares have one vote per €0.04 par value. Treasury shares held by the Company cannot be voted on.

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
In 2013 the Lehman administrators have cooperated to effect the cancellation of 2,305,069 shares through the relevant book entry systems and in 2014 have cooperated to effect the cancellation of 25,643 shares which were held by a Lehman affiliate in the Unites States. This leaves 221,359 shares unaccounted which is in line with the notification received from the Lehman administrator's in September 2010 that a shortfall in the number of shares held for the Company's account in this order of magnitude was likely to exist.
Under the terms of a settlement agreement with the Lehman administrators entered into in 2013 the Company has received full compensation in cash of US$6,251 in 2013 and US$529 in 2014. In 2014 the Company further received €273 as a compensation for dividends paid on the unaccounted shares. Depending on the outcome of the Lehman bankruptcy the Company may receive further payments since the Company is entitled to the payment of interest over the principal of its claims.
The 221,359 shares unaccounted for by the Lehman administrators are and remain outstanding and have not been canceled by the resolution adopted by the AGM in 2009. As a result of the settlement agreement the Company recorded €4,190 as paid in capital to account for the compensation received in 2013.
Retained earnings
Distributions to common shareholders are limited to the extent the total amount of shareholders’ equity exceeds the amounts of nominal paid-in share capital (exclusive any share premium) and any reserves to be formed pursuant to law or the Company’s articles of association. The amounts are derived from the Statutory Financial Statements of ASM International NV.

Draft Audit Committee March 30, 2015 F-32

Results on dilution of investments in subsidiaries and associates are accounted for directly in equity. For 2014 and 2013 these dilution results were €3,561 and €3,587 respectively.
Accumulated other comprehensive loss
The changes in the amount of accumulated other comprehensive loss are as follows:

	Foreign currency translation effects net of tax -1-	Unrecognized pension obligations, net of tax -1-	Total
Balance January 1, 2013	(27,324)	(1,618)	(28,942)
Realization deferred accumulative translation result following the sale of the 12% share of ASMPT	23,053	—	23,053
Deconsolidation ASMPT	—	1,597	1,597
Proportionate share other comprehensive income investments and associates	—	480	480
Foreign currency translation effect on translation of foreign operations	(84,086)	—	(84,086)
Actuarial loss	—	(224)	(224)
Balance December 31, 2013	(88,357)	235	(88,122)
Foreign currency translation effect on translation of foreign operations	143,270	—	143,270
Actuarial loss	—	(24)	(24)
Proportionate share other comprehensive income investments and associates	—	(2,179)	(2,179)
Balance December 31, 2014	54,913	(1,968)	52,945

1-Other comprehensive income (loss) items may be subsequently reclassified to profit or loss.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On May 21, 2014, the General Meeting of Shareholders authorized the Company, for an 18-month period, to be calculated from the date of the General Meeting, to repurchase its own shares up to the statutory maximum, at a price at least equal to the shares’ nominal value and at most a price equal to 110% of the share’s average closing price according to the listing on the Euronext Amsterdam stock exchange during the five trading days preceding the purchase date.

The maximum number of shares that may yet be purchased under the program takes into account the treasury shares held by the Company (at December 31, 2014 there were 829,213 treasury shares held) and the maximum number of common shares which the Company can hold according to its Articles of Association. This maximum is 10% of the number of common shares issued.
On October 29, 2014, ASMI announced a share buyback program, to purchase up to an amount of €100 million of its own shares within the 2014-2015 time frame. The repurchase program is part of ASMI's commitment to use excess cash for the benefit of its shareholders.
ASMI intends to use part of the shares for commitments under employee share-based compensation schemes.
The buyback program is executed by intermediaries through on-exchange purchases or through off-exchange trades. The program started on November 24, 2014, and will end on completion of the program but ultimately on November 20, 2015.
The maximum number of shares to be repurchased on any given day will not exceed 25% of the average daily trading volume on the regulated market on which purchases are made, calculated over the last 20 trading days before the date of repurchase. In the year 2014 we repurchased 953,552 shares at an average price of €33.45. On December 31, 2014 of the total program, 31.9% has been repurchased.

Draft Audit Committee March 30, 2015 F-33

Note 17. Employee benefits

Pension plans

The Company has retirement plans covering substantially all employees. The principal plans are defined contribution plans, except for the plans of the Company’s operations in the Netherlands and Japan.

Multi-employer plan
The Company’s employees in the Netherlands, approximately 143 employees, participate in a multi-employer union plan, “Pensioenfonds van de Metalektro” (PME), determined in accordance with the collective bargaining agreements effective for the industry in which ASMI operates. This collective bargaining agreement has no expiration date. This multi-employer union plan covers approximately 1,260 companies and 145,000 contributing members. ASMI’s contribution to the multi-employer union plan is less than 5% of the total contribution to the plan as per the annual report for the year ended December 31, 2013. The plan monitors its risks on a global basis, not by company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan assets to its obligations. This coverage ratio must exceed 104.3% for the total plan. Every company participating in a Dutch multi-employer union plan contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same percentage contribution rate. The premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan. The pension rights of each employee are based upon the employee’s average salary during employment.

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

The coverage ratio of the multi-employer union plan decreased to 102.0% as of December 31, 2014 (December 31, 2013: 103.4%). Because of the low coverage ratio PME prepared and executed a so-called Recovery Plan which was approved by De Nederlandsche Bank, the Dutch central bank, which is the supervisor of all pension companies in the Netherlands. Due to the low coverage ratio and according the obligation of the “Recovery Plan” the pension premium percentage is 23.6% in 2014 (2013: 24.1%). The coverage ratio is calculated by dividing the plan assets by the total sum of pension liabilities and is based on actual market interest.

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

Defined benefit plan
The Company’s employees in Japan participate in a defined benefit plan. The Company makes contributions to defined benefit plans in Japan that provide pension benefits for employees upon retirement. These are average-pay plans, based on the employees' years of service and compensation near retirement.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2014. The present value of the defined benefit obligation and the related current service cost and passed service cost were measured using the Projected Unit Credit Method.

The funded status of the plan and the amounts not yet recognized in the Consolidated Statement of Operations and the amounts recognized in the Consolidated Balance Sheet are as follows:

Draft Audit Committee March 30, 2015 F-34

	December 31,
	2013	2014
Defined benefit obligations	(7,604)	(8,079)
Fair value of plan assets	5,127	6,297
Funded status/(deficit)	(2,477)	(1,782)
The changes in defined benefit obligations and fair value of plan assets are as follows:

	December 31,
	2013	2014
Defined benefit obligations
Balance January 1	8,357	7,604
Current service cost	529	515
Interest on obligation	113	69
Actuarial losses (gains)	660	98
Benefits paid	(128)	(164)
Foreign currency translation effect	(1,927)	(43)
Balance December 31	7,604	8,079

Fair value of plan assets
Balance January 1	4,794	5,127
Expected return on plan assets	142	165
Actuarial (losses) gains	289	64
Company contribution	1,233	1,162
Benefits paid	(128)	(164)
Foreign currency translation effect	(1,203)	(57)
Balance December 31	5,127	6,297

The net periodic benefit cost consists of the following:

	December 31,
	2012	2013	2014
Current service cost	731	529	515
Interest on obligation	121	113	69
Expected return on plan assets	(144)	(142)	(165)
Amortization deferred actuarial loss	46	—	—
Amortization of past service cost	(55)	(44)	(40)
Net periodic pension benefit cost	699	456	379

The actual return on plan assets was €431 and €229 for the years ended December 31, 2013 and 2014 respectively.

The assumptions in calculating the actuarial present value of benefit obligations and net periodic benefit cost are as follows:

	2012	2013	2014
Discount rate for obligations	1.55%	1.50%	0.90%
Expected return on plan assets	3.00%	3.00%	1.40%
Expected rate of compensation increase	2.93%	2.93%	2.93%

Draft Audit Committee March 30, 2015 F-35

The allocation of plan assets is as follows:

	December 31,
	2013		2014
Equity	1,351	26%	1,655	26%
Bonds	3,019	59%	3,639	58%
Loans	453	9%	674	11%
Real estate	89	2%	78	1%
Other	215	4%	251	4%
	5,127	100%	6,297	100%

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

The plan assets do not include any of the Company’s shares.

Retirement plan costs
ASMI contributed €1,162 to the defined benefit plan in 2014. The Company expects to pay benefits for years subsequent to December 31, 2014 as follows:

2015	318
2016	208
2017	506
2018	653
2019	608
Aggregate for the years 2020-2024	2,860
Total	5,153

Retirement plan costs consist of the following:

	December 31,
	2012	2013	2014
Defined contribution plans	16,952	5,277	2,563
Multi-employer plans	1,420	1,274	1,220
Defined benefit plans	2,779	988	379
Total retirement plan costs	21,151	7,539	4,162

The Company does not provide for any significant post-retirement benefits other than pensions.

Draft Audit Committee March 30, 2015 F-36

Employee and Executive Long-Term Incentive Plan

The Company has adopted various stock option plans and has entered into stock option agreements with various employees. Under these plans, employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euro or US dollars on the date of grant.

2011 Long-term Incentive Plan
In 2011 a Stock Option Plan was adopted. In this plan to limit potential dilution, the amount of outstanding (vested and non-vested) options granted to the Management Board and to other employees will not exceed 7.5% of the issued ordinary share capital of ASMI. The Stock Option Plan 2011 consists of two sub-plans: the ASMI Stock Option Plan for employees (ESOP) and the ASMI Stock Option for members of the Management Board (MSOP).

For employees and existing Management Board members the Grant Date for all options granted is December 31 of the relevant year. In each of these situations the three year Vesting Period starts at the Grant Date. The exercise price in euro of all options issued under the SOPS is determined on the basis of the market value of the ASMI shares at (i.e. immediately prior to) the Grant Date.

The exercise period is 4 years starting at the 3rd anniversary of the vesting date.
2014 Long-Term Incentive Plan
In 2014 a new Long-Term Incentive Plan was adopted. In the new plan to limit potential dilution, the amount of outstanding (vested and non-vested) options and shares granted to the Management Board and to other employees will not exceed 5.0% of the issued ordinary share capital of ASMI. The new Long-Term Incentive Plan 2014 consists of two sub-plans: the ASM International N.V. 2014 Long Term Incentive Plan for Employees (ELTI) and the ASM International N.V. 2014 Long Term Incentive Plan for members of the Management Board (MLTI).

Options and performance shares are issued to Management Board members and restricted shares are issued to employees once per annum on the date following the publication of the first quarter results of the relevant year. Possible grant to newly hired employees can be issued once a quarter, on the date following the publication of the financial results of the relevant quarter. The number of options and shares outstanding under the Long-Term Incentive plans or under any other plan or arrangement in aggregate may never exceed 5.0% of ASMI’s share capital. In accordance with the ASMI Remuneration Policy an exception is made for a transition period of four years, during which the dilution may exceed 5% but will not exceed 7.5%.

Authority to issue options and shares
By resolution of the AGM of May 21, 2014 the formal authority to issue options and shares was allocated to the Management Board subject to the approval of the Supervisory Board. This authority is valid for 18 months and needs to be refreshed annually by the AGM to allow the continued application of the LTI plans beyond November 20, 2015. The ELTI is principally administered by the Management Board and the MLTI is principally administered by the Supervisory Board. This complies with applicable corporate governance standards. However, the Supervisory Board has no power to represent the Company. For external purposes the Management Board remains the competent body under both LTI plans. The LTI plans envisage that the Supervisory Board, or - in the case of the ELTI - the Management Board with the approval of the Supervisory Board, will determine the number of options and shares to be granted to the Management Board members and to employees.

Outstanding options and shares
At December 31, 2014, options to purchase 2,172,455 shares have been issued under the 2011 Stock Option Plan representing 4.4% of the shares outstanding per December 31, 2014. Under previous plans no more options to purchase shares can be issued. Under the various stock option plans a total of 2,789,561 options to purchase common stock were outstanding at December 31, 2014, expiring at various dates through 2020. The number of options outstanding at December 31, 2013 and 2014 were 3,308,502 and 2,789,561 respectively. The number of restricted shares outstanding at December 31, 2014 was 10,215.

Capital distribution
Following the sale of a 12% share of ASMPT on March 15, 2013, a capital distribution of €4.25 per common share was effectuated on July 25, 2013. As a result of this capital distribution the underlying value of ASMI option holders was diluted. The Management Board of ASMI and the Supervisory Board of ASMI decided to apply a theoretical

Draft Audit Committee March 30, 2015 F-37

adjustment ratio of 0.84794 to the outstanding options granted to employees including members of the Management Board as determined based on the specific rules issued and applied by NYSE Liffe. These specific rules issued by NYSE Liffe are similar to the adjustment ratio as applied to traded securities that are also not entitled to receive the capital distribution. Under these rules a theoretical adjustment ratio was determined based on the value and the effective date of the capital distribution and this ratio was applied to adjust the original number of the options and the original exercise price of the outstanding options.
Options outstanding
The following is a summary of changes in options outstanding:

	Euro-plans		US dollar-plans
	Number of options	Weighted average exercise price in €	Number of options	Weighted average exercise price in US$
Balance January 1, 2012	1,319,957	19.08	515,110	20.83
Options granted	708,891	27.04	—	—
Options forfeited	(44,500)	15.49	(29,400)	20.63
Options exercised	(59,660)	15.08	(85,310)	20.42
Balance December 31, 2012	1,924,688	22.22	400,400	20.94
Options forfeited	(25,050)	24.72	(1,220)	13.65
Options exercised	(23,550)	15.91	(52,670)	15.97
Balance July 25, 2013	1,876,088	22.26	346,510	21.72
Adjustment following capital distribution	336,446	18.88	62,145	18.42
Options granted	776,450	23.73	—	—
Options forfeited	(39,271)	20.93	(2,830)	9.06
Options exercised	(29,361)	10.70	(17,675)	12.66
Balance December 31, 2013	2,920,352	20.22	388,150	18.75
Options forfeited	(41,366)	22.00	(1,416)	18.08
Options exercised	(175,650)	15.68	(300,509)	12.53
Balance December 31, 2014	2,703,336	20.49	86,225	21.18

The weighted average fair values of employee stock option granted in euro were €12.27 in 2012 and €10.22 in 2013.

As a result of the newly adopted 2014 Long-term Incentive Plan under which restricted shares, performance shares and employee stock options may be granted in the period following the publication of the first quarterly results no stock options were granted in 2014.

The total intrinsic value of options exercised was €2,209, €1,651 and €7,311 for the years ended December 31, 2012, 2013 and 2014 respectively. In 2012, 2013 and 2014 new shares have been issued for the exercise of 144,570 options, 125,402 options and 354,650 options respectively.

Draft Audit Committee March 30, 2015 F-38

On December 31, 2014 options outstanding and options exercisable classified by range of exercise prices are:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
In US$		In years	In US$		In US$
1.00-10.00	10,098	4.0	7.60	10,098	7.60
10.00-20.00	42,565	1.7	17.82	42,565	17.82
20.00-30.00	33,562	2.0	29.52	23,658	29.45
US$1.00-30.00	86,225	2.1	21.18	76,321	20.07
In EUR		In years	In EUR		In EUR
10.00-15.00	349,415	1.8	12.03	349,415	12.03
15.00-20.00	780,827	3.5	18.59	780,826	18.59
20.00-25.00	1,573,094	5.5	23.31	10,380	22.47
€1.00-25.00	2,703,336	4.4	20.49	1,140,621	16.61

At December 31, 2014, the aggregate intrinsic value of all options outstanding and all options exercisable is €41,019 and €22,504 respectively.

The cost relating to employee stock options is measured at fair value on the grant date. The fair value was determined using the Black-Scholes option valuation model with the following weighted average assumptions:

	December 31,
	2012	2013
Expected life (years)	7	7
Risk free interest rate	3.28%	2.93%
Dividend yield	0.64%	0.90%
Expected volatility	41.98%	41.52%

No employee stock options were granted during 2014.

The grant date fair value of the stock options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of stock options that will eventually vest. The impact of the true up of the estimates is recognized in the consolidated statement of operations in the period in which the revision is determined. We recorded compensation expenses of €3,242, €4,440 and €7,417 for 2012, 2013 and 2014 respectively. The compensation expenses for 2014 include a true up for a lower non-vesting assessment of €971 .

Restricted shares outstanding
As a result of the newly adopted 2014 Long-term Incentive Plan under which restricted shares, performance shares and employee options may be granted in the period following the publication of the first quarterly results no shares were granted in 2014. During the year 2014 restricted shares were granted to new hired employees only. The number of restricted shares outstanding at December 31, 2014 was 10,215.

Draft Audit Committee March 30, 2015 F-39

Note 18. Commitments and contingencies

Capital leases included in property, plant and equipment are as follows:

	December 31,
	2013	2014
Machinery and equipment	2,737	2,729
Furniture and fixtures	269	269
Total capital leases, gross	3,006	2,998
Less accumulated depreciation	(3,006)	(2,998)
Total capital leases, net	—	—

At December 31, 2014 operating leases having initial or remaining non-cancelable terms in excess of one year are as follows:

2015	5,821
2016	4,398
2017	3,771
2018	2,951
2019	2,370
Years thereafter	2,653
Total	21,964

Aggregate rental expense for operating leases was €24,661 in 2012, €9,529 in 2013 and €5,964 in 2014. On December 31, 2014 the Company had entered into purchase commitments with suppliers in the amount of €69,720 for purchases, all for purchases within the next 12 months. Commitments for capital expenditures and other per December 31, 2014 were €3,198.

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

Note 19. Litigation and environmental matters

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

Draft Audit Committee March 30, 2015 F-40

Note 20. Financial instruments and risk management

Financial Instruments

Financial instrument include:

	December 31,
	2013	2014
Financial assets:
Cash and cash equivalents	312,437	385,777
Accounts receivable	83,016	81,971

Financial liabilities:
Accounts payable	44,837	61,053

Gains or losses related to financial instruments are as follows:

	Year ended December 31,
	2013	2014
Interest income	972	1,583
Interest expense	(2,943)	(2,312)
Results foreign currency exchange, net	(8,158)	26,439
Addition to allowance for doubtful accounts receivable	(377)	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASMI uses the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

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

There were no transfers between levels during the years ended December 31, 2014 and December 31, 2013.

Financial Risk Factors

ASMI is exposed to a number of risk factors: market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Company may use forward exchange contracts to hedge its foreign exchange risk. The Company does not enter into financial instrument transactions for trading or speculative purposes.

Foreign Exchange Risk

ASMI and its subsidiaries conduct business in a number of foreign countries, with certain transactions denominated in currencies other than the functional currency of the Company (euro) or one of its subsidiaries conducting the business. The purpose of the Company’s foreign currency management is to manage the effect of exchange rate fluctuations

Draft Audit Committee March 30, 2015 F-41

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

Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of any hedges, are recognized in earnings. The Company records all derivatives, including forward exchange contracts, on the balance sheet at fair value in other current assets or accrued expenses. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency exchange gains (losses) in the Consolidated Statement of Operations. Hedge ineffectiveness was insignificant for the years ended December 31, 2013 and December 31, 2014.

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

To the extent that exchange rate fluctuations impact the value of the Company’s investments in its foreign subsidiaries, they are not hedged. The cumulative effect of these fluctuations is separately reported in Consolidated Shareholders’ Equity. Reference is made to Note 16.

Per December 31, 2013 and per December 31, 2014 there were no forward exchange contracts outstanding.

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Singapore dollar, Hong Kong dollar, Korean won and Japanese yen against the euro as of December 31, 2013 and December 31, 2014. This analysis includes foreign currency denominated monetary items and adjusts their translation at year end for a 10% increase and 10% decrease against the euro. A positive amount indicates an increase in equity. Recognized in equity is the revaluation effect of subsidiaries denominated in US dollar, Singapore dollar, Hong Kong dollar, Korean won and Japanese yen.

	Impact on equity
	2013	2014
10% increase of US dollar versus euro	4,938	6,672
10% decrease of US dollar versus euro	(4,938)	(6,672)
10% increase of Singapore dollar versus euro	6,088	7,870
10% decrease of Singapore dollar versus euro	(6,088)	(7,870)
10% increase of Hong Kong dollar versus euro	94,396	109,211
10% decrease of Hong Kong dollar versus euro	(94,396)	(109,211)
10% increase of Korean won versus euro	5,840	7,817
10% decrease of Korean won versus euro	(5,840)	(7,817)
10% increase of Japanese yen versus euro	4,561	5,371
10% decrease of Japanese yen versus euro	(4,561)	(5,371)

A hypothetical 10% strengthening or 10% weakening of any other currency against the euro as of December 31, 2013 and December 31, 2014 would not result in a material impact on equity. The revaluation effect of subsidiaries denominated in other currencies than euro are recognized in equity.

Draft Audit Committee March 30, 2015 F-42

The following table analyzes the Company’s sensitivity to a hypothetical 10% strengthening and 10% weakening of the US dollar, Singapore dollar, Hong Kong dollar, Korean won and Japanese yen against the euro at average exchange rates for the years 2013 and 2014. A positive amount indicates an increase in net earnings.

	Impact on net earnings
	2013	2014
10% increase of US dollar versus euro	601	954
10% decrease of US dollar versus euro	(601)	(954)
10% increase of Singapore dollar versus euro	671	1,213
10% decrease of Singapore dollar versus euro	(671)	(1,213)
10% increase of Hong Kong dollar versus euro	100,072	3,891
10% decrease of Hong Kong dollar versus euro	(100,072)	(3,891)
10% increase of Korean won versus euro	1,962	1,333
10% decrease of Korean won versus euro	(1,962)	(1,333)
10% increase of Japanese yen versus euro	485	861
10% decrease of Japanese yen versus euro	(485)	(861)

A hypothetical 10% strengthening or 10% weakening of any other currency against the euro at average exchange rates for the years 2013 and 2014 would not result in a material impact on net earnings. The significant possible impact on net earnings for 2013 results from the realized and unrealized gain following the sale of the 12% stake in ASMPT.

Interest Risk

We are not exposed to interest rate risk through our borrowing activities. The Company does not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. As per December 31, 2014 the Company had no debt.

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

Concentrations of credit risk (whether on- or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

The Company derives a significant percentage of its revenue from a small number of large customers. On a comparable basis, excluding the sales of the Back-end segment, the largest customer accounted for approximately 26.7% of net sales in 2014 (2013: 28.3%; 2012: 33.6%) and the ten largest customers accounted for approximately 84.1% of net sales in 2014 (2013: 85.6%; 2012: 75.3%). Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases by these customers. Significant orders from such customers may expose the Company to a concentration of credit risk and difficulties in collecting amounts due, which could harm the Company’s financial results. At December 31, 2014 one customer accounted for 20.1% of the outstanding balance in accounts receivable (2013: 28.1%; 2012: 20.6%).

We invest our cash and cash equivalents in short-term deposits and derivative instruments with high-rated financial institutions. We only enter into transactions with a limited number of major financial institutions that have high credit ratings and we closely monitor the creditworthiness of our counterparties. Concentration risk is mitigated by limiting the exposure to a single counter party.

Draft Audit Committee March 30, 2015 F-43

The maximum credit exposure is equal to the carrying values of cash and cash equivalent and accounts receivable.

Liquidity Risk

The following table summarizes the Company’s contractual obligations as at December 31, 2014 aggregated by type of contractual obligation:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	21,964	5,821	8,169	5,321	2,653
Pension liabilities	5,153	318	714	1,261	2,860
Purchase obligations:
Purchase commitments to suppliers	69,720	69,720	—	—	—
Capital expenditure and other commitments	3,198	3,198	—	—	—
Unrecognized tax benefits	1,875	1,875	—	—	—
Total contractual obligations	101,910	80,932	8,883	6,582	5,513

Total short-term lines of credit amounted to €150,000 at December 31, 2014. The amount outstanding at December 31, 2014 was nil and the undrawn portion totaled €150,000. The standby revolving credit facility of €150,000 with a consortium of banks will be available through December 20, 2018 is secured by a portion of the Company’s shareholding in ASMPT and certain accounts receivable.

For the majority of purchase commitments, the Company has flexible delivery schedules depending on the market conditions, which allows the Company, to a certain extent, to delay delivery beyond originally planned delivery schedules.

Note 21. Research and development

Research and Development consists of the following:

	Year ended December 31,
	2012	2013	2014
Research and development expenses	150,118	76,427	64,763
Research and development grants and credits	(899)	(1,036)	(905)
Total research and development	149,219	75,391	63,858

The Company’s operations in the Netherlands, Germany and the United States receive research and development grants and credits from various sources.
Note 22. Restructuring expenses

In the fourth quarter of 2012 we started a cost reduction program in our Front-end operation. We have reduced headcount in our manufacturing organization in Singapore and our product management organization in Europe and the US with approximately 100 full time equivalent positions. Related to these actions, an amount of €0.9 million and an amount of €2.5 million in restructuring expenses was recorded in 2012 and 2013 respectively.

Draft Audit Committee March 30, 2015 F-44

Note 23. Income taxes

The components of earnings (loss) before income taxes and non-controlling interest consist of:

	Year ended December 31,
	2012	2013	2014
The Netherlands	(70,263)	1,018,554	92,307
Other countries	136,994	41,867	62,570
Earnings before income taxes and Non-controlling interest	66,731	1,060,421	154,877

The income tax expense consists of:

	Year ended December 31,
	2012	2013	2014
Current:
The Netherlands	(110)	(1,938)	(4,539)
Other countries	(26,337)	(9,479)	(9,988)
	(26,447)	(11,417)	(14,527)
Deferred:
The Netherlands	—	—	—
Other countries	147	296	(3,042)
Income tax expense	(26,300)	(11,121)	(17,569)

The provisions for income taxes as shown in the Consolidated Statements of Operations differ from the amounts computed by applying the Dutch statutory income tax rate to earnings before taxes. A reconciliation of the provisions for income taxes and the amounts that would be computed using the Dutch statutory income tax rate is set forth as follows:

	Year ended December 31,
	2012	2013	2014
Earnings before income taxes and Non-controlling interest	66,731	1,060,421	154,877
Dutch statutory income tax rate	25.0%	25.0%	25.0%
Income tax provision at statutory rate	(16,683)	(265,105)	(38,719)
Non-deductible expenses	(6,508)	(1,957)	(4,681)
Foreign taxes at a rate other than the Dutch statutory rate	(2,699)	(556)	(1,732)
Valuation allowance	(14,876)	(3,960)	16,937
Non-taxable income -1-	4,887	260,425	11,888
Other -2-	9,579	32	(1,262)
Income tax expense	(26,300)	(11,121)	(17,569)

1)
Non-taxable income for 2014 mainly consist of revenues deriving from the share in income of investments and associates which are exempt under the Dutch participation exemption. For 2013 non-taxable income mainly consist of revenues deriving from the disposal of the 12% shareholding in ASMPT in March 2013 which are exempt under the Dutch participation exemption.

2)	Other in 2014 mainly consists of tax credits, adjustments to prior years, changes in (enacted) tax laws and revaluation of certain assets.

Included in Other for 2014 is €1,944 regarding the Company’s manufacturing operations in Singapore and other countries where income covering certain products is non-taxable or subject to concessional tax rates under tax incentive schemes granted by the local tax authority. The majority of these tax incentive schemes have terms ending by July 1, 2018.

On June 8, 2009 the Singapore Economic Development Board (“EDB”) granted a Pioneer Certificate to ASM Front-End Manufacturing Singapore Pte Ltd (“FEMS”, a principal subsidiary of the Group) to the effect that profits arising

Draft Audit Committee March 30, 2015 F-45

from certain manufacturing activities by FEMS of Front-end equipment will in principle be exempted from tax for a period of 10 years effective from July 1, 2008, subject to fulfillment of certain criteria during the period.

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

Deferred income taxes developed as follows:

	January 1, 2013	Deconsolidation ASMPT	Change income tax rate	Consolidated statement of operations	Equity	Exchange differences	December 31, 2013
Deferred tax assets:
Reserves and allowances	20,322	(15,199)	(258)	(814)	255	(1,152)	3,154
Net operating losses	83,478	(11,905)	—	(1,664)	—	49	69,958
Depreciation	2,260	(2,121)	(88)	1,603	—	(319)	1,335
Other	1,112	(194)	(38)	(146)	—	(164)	570
Gross deferred tax assets	107,172	(29,419)	(384)	(1,021)	255	(1,586)	75,017
Less: valuation allowance	(83,250)	11,675	—	1,664	—	(47)	(69,958)
Net deferred tax assets	23,922	(17,744)	(384)	643	255	(1,633)	5,059
Deferred tax liabilities	(988)	921	—	37	—	(5)	(35)
Net deferred income taxes	22,934	(16,823)	(384)	680	255	(1,638)	5,024

	January 1, 2014	Realization	Change income tax rate	Consolidated statement of operations	Equity	Exchange differences	December 31, 2014
Deferred tax assets:
Reserves and allowances	3,154	—	(133)	(849)	11	76	2,259
Net operating losses	69,958	—	—	(16,937)	—	729	53,750
Depreciation	1,335	—	(87)	(657)	—	37	628
Other	570	1,102	(15)	(1,339)	—	162	480
Gross deferred tax assets	75,017	1,102	(235)	(19,782)	11	1,004	57,117
Less: valuation allowance	(69,958)	—	—	16,937	—	(729)	(53,750)
Net deferred tax assets	5,059	1,102	(235)	(2,845)	11	275	3,367
Deferred tax liabilities	(35)	—	—	38	—	(3)	—
Net deferred income taxes	5,024	1,102	(235)	(2,807)	11	272	3,367

Draft Audit Committee March 30, 2015 F-46

Deferred tax assets and liabilities are classified in the consolidated balance sheet as follows:

	December 31,
	2013	2014
Deferred tax assets - current	3,739	1,558
Deferred tax assets - non-current	1,320	1,809
Deferred tax liabilities - current	—	—
Deferred tax liabilities - non-current	(35)	—
	5,024	3,367

Based on tax filings, ASMI and its individual subsidiaries have net operating losses available at December 31, 2014 of €210,461 for tax return purposes to reduce future income taxes, mainly in Europe. The Company believes that realization of its net deferred tax assets is dependent on the ability of the Company to generate taxable income in the future. Given the volatile nature of the semiconductor equipment industry, past experience, and the tax jurisdictions where the Company has net operating losses, the Company believes that there is currently insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating losses. Accordingly, a valuation allowance of €69,958 in 2013 and €53,750 in 2014 has been recorded.

The amounts and expiration dates of net operating losses for tax purposes are as follows:

Expiration year	Total of net operating losses for tax purposes -1-
2017	29,270
2018	44,664
2019	35,905
2020	266
2021	60,198
2022	28,556
2023	16
2029	7,178
2030	4,293
Unlimited	115
Total	210,461
-1- No deferred tax assets were recognized for these operating losses.

The Company has not provided for deferred foreign withholding taxes, if any, on undistributed earnings of its foreign subsidiaries. At December 31, 2014 the undistributed earnings of subsidiaries, subject to withholding taxes, were approximately €45,621. These earnings could become subject to foreign (withholding) taxes if they were remitted as dividends and / or if the Company should sell its interest in the subsidiaries.

Consistent with the provisions of ASC 740, as of December 31, 2014, ASMI has a liability for unrecognized tax benefits. A reconciliation of the beginning and ending balance of the liability for unrecognized tax benefits is as follows:

Balance January 1, 2012	21,749
Gross increases - tax positions in current year	1,157
Foreign currency translation effect	(395)
Balance December 31, 2012	22,511
Deconsolidation ASMPT	(22,325)
Foreign currency translation effect	(186)
Balance December 31, 2013	—
Gross increases - tax positions in current year	1,800
Foreign currency translation effect	75
Balance December 31, 2014	1,875

Draft Audit Committee March 30, 2015 F-47

Unrecognized tax benefits mainly relate to transfer pricing positions, tax credits and tax deductible costs. The Company estimates that no interest and penalties are related to these unrecognized tax benefits. In the year ended December 31, 2014, no settlement with tax authorities and no reduction as a result of a lapse of statute of limitations occurred.

Unrecognized tax benefits would, if recognized, impact the Company’s effective tax rate. The Company provided for an amount of €1,875 reflecting managements best estimate to mitigate possible impact in case of an unfavorable outcome.

A summary of open tax years by major jurisdiction is as follows:

Jurisdiction
Japan	2009-2014
The Netherlands	2010-2014
Singapore	2010-2014
United States of America	1997-2014
South Korea	2009-2014

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws.The Company’s estimate for the potential outcome of any unrecognized tax benefits is highly judgmental. Settlement of unrecognized tax benefits in a manner inconsistent with the Company’s expectations could have a material impact on the Company’s financial position, net earnings and cash flows. The Company is subject to tax audits in its major tax jurisdictions, local tax authorities may challenge the positions taken by the Company.

Note 24. Disclosures about segments and related information

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

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd, in which the Company holds a substantial share of 39.75% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, the People’s Republic of China, Singapore, Malaysia and Germany.

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

Draft Audit Committee March 30, 2015 F-48

	Year ended December 31, 2012
	Front-end	Back-end	Total
Net sales to unaffiliated customers	370,409	1,047,658	1,418,067
Gross profit	124,531	315,898	440,429
Result from operations	539	87,717	88,256
Interest income	1,015	974	1,989
Interest expense	(11,381)	(732)	(12,113)
Loss resulting from early extinguishment of debt	(2,209)	—	(2,209)
Accretion interest expense convertible notes	(4,329)	(140)	(4,469)
Foreign currency exchange gains (losses), net	(3,050)	(907)	(3,957)
Result on investments	(766)	—	(766)
Income tax expense	(8,965)	(17,335)	(26,300)
Net earnings (loss)	(29,146)	69,577	40,431
Allocation of net earnings (loss)
Shareholders of the parent			7,149
Non-controlling interest			33,282
Capital expenditures and purchase of intangible assets	24,015	48,777	72,792
Depreciation and amortization	18,838	39,622	58,460
Cash and cash equivalents	145,061	145,414	290,475
Capitalized goodwill	11,649	40,239	51,888
Other intangible assets	9,049	4,866	13,915
Other identifiable assets	334,399	808,829	1,143,228
Total assets	500,158	999,348	1,499,506
Total debt	—	80,623	80,623
Headcount in full-time equivalents -1-	1,636	15,768	17,404

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Draft Audit Committee March 30, 2015 F-49

	Year ended December 31, 2013
	Front-end	Back-end 100%	Elimination non consolidated	Total
Net sales to unaffiliated customers	451,992	1,051,376	(891,091)	612,277
Gross profit	176,160	307,618	(269,228)	214,550
Result from operations	44,704	66,352	(70,638)	40,418
Interest income	904	272	(204)	972
Interest expense	(2,553)	(2,082)	1,693	(2,942)
Foreign currency exchange gains (losses), net	(9,005)	847	—	(8,158)
Result from investments	—	—	1,030,132	1,030,132
Income tax expense	(9,484)	(11,308)	9,671	(11,121)
Net earnings (loss)	24,565	54,081	970,654	1,049,300
Allocation of net earnings (loss)
Shareholders of the parent				1,051,893
Non-controlling interest				(2,593)
Capital expenditures and purchase of intangible assets	11,072	34,003	(27,542)	17,533
Depreciation and amortization	19,415	41,066	(32,015)	28,466
Cash and cash equivalents	312,437	149,313	(149,313)	312,437
Capitalized goodwill	11,421	—	—	11,421
Other intangible assets	5,637	902	(902)	5,637
Investments and associates	278	—	943,676	943,954
Other identifiable assets	277,800	599,709	(599,709)	277,800
Total assets	607,573	749,924	193,752	1,551,249
Total debt	—	65,105	(65,105)	—
Headcount in full-time equivalents -1-	1,503	14,400	(14,400)	1,503

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

The table for the year ended December 31, 2013, shows the full results for ASMPT under the column heading, "Back-end 100%". The information reported in the reconciling column under the heading, "Elimination non-consolidated", represents the amounts included in the Back-end 100% column in excess of the amounts reported in the consolidated financial statements. As such, the information in this reconciling column reflects the summarized financial information for ASMPT for the period March 15, 2013 through December 31, 2013 and the ASMPT balance sheet items as of December 31, 2013, which are the amounts that were eliminated in the consolidation.

Draft Audit Committee March 30, 2015 F-50

	Year ended December 31, 2014
	Front-end	Back-end 100%	Elimination non consolidated	Total
Net sales to unaffiliated customers	545,604	1,386,776	(1,386,776)	545,604
Gross profit	234,999	492,137	(492,137)	234,999
Result from operations	90,535	209,439	(209,439)	90,535
Interest income	1,583	—	—	1,583
Interest expense	(2,312)	(11,745)	11,745	(2,312)
Foreign currency exchange gains (losses), net	26,439	—	—	26,439
Result from investments and associates	(278)	—	38,910	38,632
Income tax expense	(17,569)	(43,728)	43,728	(17,569)
Net earnings (loss)	98,398	153,966	(115,056)	137,308
Allocation of net earnings (loss)
Shareholders of the parent				137,308
Non-controlling interest				—
Capital expenditures and purchase of intangible assets	32,143	30,992	(30,992)	32,143
Depreciation and amortization	21,222	40,416	(40,416)	21,222
Cash and cash equivalents	385,777	275,431	(275,431)	385,777
Capitalized goodwill	12,104	43,076	(43,076)	12,104
Other intangible assets	3,960	66,617	(66,617)	3,960
Investments and associates	—	—	1,092,097	1,092,097
Other identifiable assets	332,995	755,106	(755,106)	332,995
Total assets	734,836	1,140,230	(48,133)	1,826,933
Total debt	—	247,608	(247,608)	—
Headcount in full-time equivalents -1-	1,635	15,946	(15,946)	1,635

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

The table for the year ended December 31, 2014, shows the full results for ASMPT under the column heading, Back-end 100%. The information reported in the reconciling column under the heading, Elimination non-consolidated, represents the amounts included in the Back-end 100% column in excess of the amounts reported in the consolidated financial statements. As such, the information in this reconciling column reflects the summarized financial information for ASMPT for the fiscal year 2014 and the ASMPT balance sheet items as of December 31, 2014, which are the amounts that were eliminated in the consolidation.

There are no inter-segment transactions, other than charges for management services, which are based on actual cost. The accounting policies used to measure the net earnings and total assets in each segment are consistent to those used in the Consolidated Financial Statements. The measurement methods used to determine reported segment earnings are consistently applied for all periods presented. There were no asymmetrical allocations to segments.

Draft Audit Committee March 30, 2015 F-51

Geographical information is summarized as follows:

	Europe	United States of America	Japan	South Korea	Taiwan	Other Asia	Corporate	Consolidated
	Year ended December 31, 2012
Net sales	255,795	197,566	59,385	85,272	110,797	709,252	—	1,418,067
Long-lived assets	17,587	22,567	17,313	5,314	127	212,408	120	275,436
	Year ended December 31, 2013
Net sales	97,777	147,036	36,623	119,097	85,545	126,199	—	612,277
Long-lived assets	2,871	24,429	15,112	3,868	63	10,144	44	56,531
	Year ended December 31, 2014
Net sales	94,518	177,006	62,482	93,595	81,143	36,860	—	545,604
Long-lived assets	6,762	33,881	15,598	11,667	51	11,253	24	79,236

Long-lived assets for the years ended December 31, 2012, 2013 and 2014 consist of the Company’s property, plant and equipment.

Note 25. Selected operating expenses and additional information

Personnel expenses for employees were as follows:

	December 31,
	2012	2013	2014
Wages and salaries	353,437	136,936	96,468
Social security	47,124	16,049	11,342
Pension expenses	21,151	7,539	4,162
	421,712	160,524	111,972

The average number of employees, exclusive of temporary workers, by geographic area during the year was as follows:

	Year average
	2012	2013	2014
The Netherlands	178	156	138
Other European countries	1,057	448	167
United States of America	594	556	569
Other Asia	15,300	5,050	504
Japan	203	181	180
	17,332	6,391	1,558

The average number of employees for the year 2013 includes the weighted average of the ASMPT employees for the period January 1 - March 15.

Draft Audit Committee March 30, 2015 F-52

Note 26. Earnings per share

Basic net earnings per common share is calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for that period. The dilutive effect is calculated using the treasury stock method. The calculation of diluted net income per share assumes the exercise of options issued under our stock option plans (and the issuance of shares under our share plans) for periods in which exercised (or issuances) would have a dilutive effect. The calculation of diluted net income per share does not assume exercise of options (or issuance of shares) when such exercises (or issuances) would be anti-dilutive.

The calculation of basic and diluted net income per share attributable to common shareholders is based on the following data:

	December 31,
	2012	2013	2014
Net income used for purpose of calculating basic earnings per common share	7,149	1,051,893	137,308

Basic weighted average number of shares outstanding during the year (thousands)	56,108	63,202	63,510
Effect of dilutive potential common shares from stock options	659	994	699
Dilutive weighted average number of shares outstanding	56,767	64,196	64,209
Net income from continuing operations per share:
Basic	0.13	16.64	2.16
Diluted	0.13	16.39	2.14

Note 27. Board remuneration

The remuneration of members of the Management Board has been determined by the Supervisory Board.
During 2014, the Company considered the members of the Management Board and the Supervisory Board to be the key management personnel.
In 2014, the Annual General Meeting of shareholders approved the revision of the Remuneration Policy for the Management Board proposed by the Supervisory Board.
The following table sets forth as to all current members of the Management Board of the Company, information concerning all remuneration from the Company (including its subsidiaries) for services in all capacities:

	Base compensation -2-	Bonuses	Pensions	Share based payment expenses -1-	Fringe benefits	Total
Management Board:
C.D. del Prado
2014	520	663	78	762	60	2,083
2013	520	527	92	506	60	1,705
2012	510	177	76	398	59	1,220

P.A.M. van Bommel
2014	386	412	69	528	46	1,441
2013	375	391	79	418	45	1,308
2012	367	144	88	325	59	983

1.	These amounts represent the vesting expenses related to the financial year.

2.
An incidental crisis levy of 16% as imposed by the Dutch government amounted to €145 for 2013 and €175 for 2012. This crisis tax levy is payable by the employer and is charged over income of employees exceeding a €150 threshold for both years. These expenses do not form part of the remuneration costs mentioned.

Draft Audit Committee March 30, 2015 F-53

Short-term incentive (cash bonus)
Each year, a short-term incentive can be earned, based on achievement of specific challenging targets. These targets are for 75% based on company financial targets and for 25% based on non-financial targets. The on-target bonus percentage for the CEO is 100% of base salary, with a maximum pay-out of 150% of base salary. The on-target bonus percentage for the other members of the Management Board is 75% of base salary, with a maximum pay-out of 125% of base salary.

Long-term incentive (stock options / performance shares)
The members of the Management Board are eligible to receive stock options and performance shares under the ASM International NV 2014 Long-Term Incentive plan for members of the Management Board (plan) in order to focus on the long term interest of the company. Stock options vest after three years subject to continued employment and expire after seven years. Performance shares vest after 3 years subject to meeting certain conditions. The members of the Management Board are required to hold the vested performance shares for an additional two years however they are allowed to sell a part of the unconditional shares after three years for tax purposes. The next grant of stock options and/or performance shares will take place in April 2015.

Pension arrangement
The members of the Management Board are offered participation of the pension plan of the industry wide pension fund (Pensioenfonds van de Metalektro) for the base salary up to the predetermined ceiling. For the base salary above the ceiling, the members of the Management Board are offered participation of a defined contribution plan, insured by Nationale Nederlanden. Due to the changes in Dutch pension legislation, the pension arrangement for members of the Management Board will change in 2015.

Fringe benefits
Fringe benefits are covering compensation relative to use of a (company) car, a representation and expense allowance, social security premium and premium for health and disability insurance.

Outstanding options
The following table shows the outstanding options to purchase ASM International NV common shares held by members of the Management Board. There were no changes in such holdings during 2014:

	Year of grant	Outstanding January 1, 2014	Granted in 2014	Exercised in 2014	Outstanding December 31, 2014	Exercise price	End date
C.D. del Prado -1-	2007	23,168	—	—	23,168	€16.51	May 23, 2015
C.D. del Prado -1-	2008	147,416	—	—	147,416	€10.78	Mar 1, 2016
C.D. del Prado -2-	2009	58,967	—	—	58,967	€12.79	Nov 30, 2017
C.D. del Prado -3-	2011	88,450	—	—	88,450	€18.93	Dec 31, 2018
C.D. del Prado -3-	2012	70,760	—		70,760	€22.93	Dec 31, 2019
C.D. del Prado -3-	2013	75,000	—	—	75,000	€23.73	Dec 31, 2020
P.A.M. van Bommel -2-	2010	29,483	—	—	29,483	€13.80	Jul 1, 2017
P.A.M. van Bommel -3-	2011	62,504	—	—	62,504	€18.93	Dec 31, 2018
P.A.M. van Bommel -3-	2012	47,173	—	—	47,173	€22.93	Dec 31, 2019
P.A.M. van Bommel -3-	2013	53,000	—	—	53,000	€23.73	Dec 31, 2020
		655,921	—	—	655,921

1.
The vesting of these options was conditional. A percentage, not exceeding 150%, of the options which have been granted conditionally will become unconditional after three years, based on the total return of the Company's shares for the three years after the options are granted compared to the average total return of the shares of a relevant number of companies which are similar to the Company during the same three-year period. The options are granted for a term of eight years

2.	These options are granted for a term of eight years and become exercisable after a three years vesting period.

3.	These options are granted for a term of seven years and become exercisable after a three years vesting period.

The fair value per option of options granted to current members of the Management Board was €10.40 in 2012 and €10.22 in 2013.

Draft Audit Committee March 30, 2015 F-54

The following table sets forth as to all current and former members of the Supervisory Board of the Company information concerning all remuneration (base compensation, no bonuses or pensions were paid) from the Company (including its subsidiaries) for services in all capacities:

	Year ended December 31,
	2012	2013	2014
Supervisory Board:
J.C. Lobbezoo	53	61	70
J.M.R. Danneels	50	50	50
H.W. Kreutzer	50	51	53
M.C.J. van Pernis	50	51	53
U.H.R. Schumacher	50	50	50
G.J. Kramer -1-	68	25	—
	321	288	276

1.	Mr Kramer resigned from the Supervisory Board on May 16, 2013.

The remuneration of members of the Supervisory Board has been determined by the General Meeting of Shareholders.

No stock options or performance shares have been granted to members of the Supervisory Board.

Note 28. Share ownership and related party transactions

The ownership or controlling interest of outstanding common shares of ASM International NV by members of the Management Board and Supervisory Board or members of their immediate family are as follows:

	December 31, 2013		December 31, 2014
	Shares owned	Percentage of Common shares outstanding	Shares owned	Percentage of Common shares outstanding
A.H. del Prado	9,204,284	14.50%	9,204,284	14.62%
C.D. del Prado (member of the Management Board)	132,945	0.21%	132,945	0.21%
Stichting Administratiekantoor ASMI	2,142,039	3.37%	2,142,039	3.40%

Stichting Administratiekantoor ASMI is a trust controlled by Mr A.H. del Prado. The number of shares owned by Stichting Administratiekantoor ASMI includes 713,000 common shares which are beneficially owned by Mr C.D. del Prado.

The Company has a related party relationship with its subsidiaries, equity accounted investees and members of the Supervisory Board and the Management Board. Related party transactions are conducted on an at arm’s length basis with terms comparable to transactions with third parties. For transactions with the Supervisory Board and the Management Board see note 27 Board Remuneration.

The Group has no significant transactions or outstanding balances with its equity-accounted investees other than its equity-interest holdings.

Note 29. Subsequent events

Subsequent events were evaluated up to April 9, 2015, which is the issuance date of this Annual Report 2014. There are no subsequent events to report.

Draft Audit Committee March 30, 2015 F-55