Form 20-F/A
ASM INTERNATIONAL N V
filed 2015-08-31
CIK 351483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
 AMENDMENT NO. 2
TO
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
 ASM INTERNATIONAL N.V.
(Exact name of Registrant as specified in its charter)
___________________________________________
 The Netherlands
(jurisdiction of incorporation or organization)
Versterkerstraat 8, 1322 AP, Almere, the Netherlands
(Address of principal executive offices)
Steven P. Emerick
Telephone: (602) 230-5517
Fax: (602) 417-2980
Email: steve.emerick@quarles.com
Address: 2 N. Central Ave., Phoenix, AZ 85004, USA
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

This Amendment No. 2 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2015 (the “Annual Report”), as amended by Amendment No. 1 on Form 20-F/A filed with the Commission on June 29, 2015 to provide separate audited financial statements and notes related thereto for ASM Pacific Technology Ltd (“ASMPT”) as required by Rule 3-09 of Regulation S-X ("Amendment No. 1"), is being filed for the sole purposes of adding to Amendment No. 1 the consent of Deloitte Touche Tohmatsu, independent auditors of ASMPT, and new certifications pursuant to Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act, which were inadvertently omitted as exhibits to Amendment No. 1, and to make other corrections to references on the Exhibit Index.

Except as specifically provided above, this Amendment No. 2 does not amend, update or restate any other items or sections of the Annual Report or Amendment No. 1 and does not reflect events occurring after the filing of the Annual Report on April 9, 2015. The filing of this Amendment No. 2, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the Annual Report are true and complete as of any date subsequent to April 9, 2015.

Part III
Item 19. Exhibits

Please refer to the Exhibit Index following this report, which is incorporated herein by reference.

Exhibit Index 1

Exhibit Number	Description	Incorporated by Reference to:	Included Herein:
1.1	English Informal Translation of ASM International NV’s Articles of Association, as amended	Exhibit 1.1 to the Registrants Form 20-F filed on April 9, 2014
4.1	2001 Stock Option Plan	Exhibit 99.1 to the Registrant’s Form S-8 filed on April 30, 2002
4.2	Overview of Remuneration of Members of the Management Board, dated May 20, 2010	Exhibit 4.6 to the Registrant's Form 20-F filed on April 4, 2013
4.3	Overview of Remuneration of Mr Peter van Bommel	Exhibit 4.7 to the Registrant’s Form 20-F filed on March 25, 2011
4.4	Form of Supervisory Board Member Indemnification Agreement	Exhibit 10.1 to the Registrant’s Form 20-F filed on March 16, 2007
4.5	Form of Management Board Member Indemnification Agreement	Exhibit 10.2 to the Registrant’s Form 20-F filed on March 16, 2007
4.6	Amended and Restated Settlement Agreement dated as of December 16, 1998 by and among ASM International NV, ASM America, Inc. and Applied Materials, Inc. -2-	Exhibit 10.3 to the Registrant’s Form 20-F filed on March 16, 2007
4.7	Summary of the material elements of employment contract with Mr C.D. del Prado (effective as of March 1, 2008)	Exhibit 99.9 to the Registrant’s Form 6-K filed on May 20, 2008
4.8	ASM International NV 2011 Stock Option Plan for Members of the Management Board	Exhibit 4.14 to the Registrant's Form 20-F filed on March 28, 2012
8.1	Subsidiaries	Exhibit 8.1 to the Registrant’s Form 20-F filed on April 9, 2015
12.1	Certification of CEO pursuant to Rule 13a-14(a)		X
12.2	Certification of CFO pursuant to Rule 13a-14(a)		X
13.1	Certification of CEO and CFO pursuant to Rule 13a-14(b) and 18 U.S.C. 1350		X
15.1	Consent of Independent Registered Public Accounting Firm	Exhibit 15.1 to the Registrant’s Form 20-F filed on April 9, 2015
15.2	Annual Audited Financial Statements of ASM Pacific Technology Ltd as of and for the fiscal year ended December 31, 2014	Exhibit 99.1 to the Registrant’s Form 20-F/A filed on June 29, 2015
15.3	Consent of Deloitte Touche Tohmatsu, independent auditors of ASM Pacific Technology Ltd		X
101.INS	XBRL Instance Document*	Exhibit 101.INS to the Registrant’s Form 20-F filed on April 9, 2015
101.SCH	XBRL Taxonomy Extension Schema Document*	Exhibit 101.SCH to the Registrant’s Form 20-F filed on April 9, 2015
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*	Exhibit 101.CAL to the Registrant’s Form 20-F filed on April 9, 2015
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*	Exhibit 101.DEF to the Registrant’s Form 20-F filed on April 9, 2015
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*	Exhibit 101.LAB to the Registrant’s Form 20-F filed on April 9, 2015
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*	Exhibit 101.PRE to the Registrant’s Form 20-F filed on April 9, 2015
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

ASM INTERNATIONAL N.V.

Date:	August 31, 2015	/S/ CHARLES D. DEL PRADO
Charles D. del Prado
Chief Executive Officer